Form 20-F
period 2012-12-31
China Information Technology, Inc.
filed 2013-04-22
CIK 1552670

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

[  ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[  ]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

[  ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________to ___________

OR

[  ]  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _________________________

Commission file number: 001-35722

CHINA INFORMATION TECHNOLOGY, INC.
--------------------------------------------------------------------------------------------------------------------------------------------
(Exact Name of Registrant as Specified in Its Charter)

Not Applicable
(Translation of Registrant’s Name Into English)

British Virgin Islands
(Jurisdiction of Incorporation or Organization)

21st Floor, Everbright Bank Building
Zhuzilin, Futian District
Shenzhen, Guangdong 518040
People’s Republic of China
--------------------------------------------------------------------------------------------------------------------------------------------
(Address of Principal Executive Offices)

Mr. Jiang Huai Lin, Chief Executive Officer
21st Floor, Everbright Bank Building
Zhuzilin, Futian District
Shenzhen, Guangdong 518040
People’s Republic of China
Tel: +86-755-88319888
Fax: + 86-755-83709333
--------------------------------------------------------------------------------------------------------------------------------------------
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
Ordinary Shares, $0.01 par value	NASDAQ Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2012): 27,007,608 ordinary shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes [   ]                         No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes [   ]                         No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X]                         No [   ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes [X]                       No [   ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large Accelerated Filer [ ]	Accelerated Filer [ ]	Non-Accelerated Filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [X]	International Financial Reporting Standards as issued	Other [ ]
by the International Accounting Standards Board [ ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

[   ]  Item 17                       [   ] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes [   ]                       No  [X]

Annual Report on Form 20-F
Year Ended December 31, 2012

i

ii

INTRODUCTORY NOTES

Use of Certain Defined Terms

Except as otherwise indicated by the context and for the purposes of this report only, references in this report to:

  “CNIT,” “we,” “us,” “our” and the “Company” are to the combined business of China Information Technology, Inc. and its consolidated subsidiaries, Bocom, CDTH, CITH, CITN, HPC, Huipu, ISSI, ISIID, IST, IST DG, IST HK, and iASPEC, to whose operations we succeeded on October 9, 2006 and which became our variable interest entity effective July 1, 2007, and its 52.54% majority-owned subsidiary, Geo and 78.21% majority-owned subsidiary, Zhongtian, and its 100% owned subsidiary, ISS;

  “Bocom” are to Shenzhen Bocom Multimedia Display Technology Co. Ltd., a PRC company;

  “CDTH” are to CNIT Display Technology Holdings Limited, a BVI company;

  “CITH” are to China Information Technology Holdings Limited, a BVI company;

  “CITN” are to China Information Technology (Nevada), Inc., a Nevada corporation;

  “HPC” are to HPC Electronics (China) Company, a Hong Kong company;

  “Huipu” are to Huipu Electronics (Shenzhen) Co., Ltd., a PRC company;

  “ISS” are to Information Security Software (China) Co., Ltd., a PRC company;

  “ISSI” are to Information Security Software Investment Limited, a Hong Kong company;

  “ISIID” are to Information Security International Investment and Development Limited, a Hong Kong company;

  “IST” are to Information Security Technology (China) Co., Ltd., a PRC company;

  “IST DG” are to Dongguan Information Security Technology Co., Ltd., a PRC company;

  “IST HK ” are to Information Security Tech. (HK) Limited, a Hong Kong company;

  “iASPEC” are to iASPEC Software Company Limited, a PRC company;

  “Geo,” are to Wuda Geoinformatics Co., Ltd., a PRC company;

  “Zhongtian,” are to Shenzhen iASPEC Zhongtian Software Company Ltd., a PRC company;

  “BVI” are to the British Virgin Islands;

  “Hong Kong” are to the Hong Kong Special Administrative Region of the People’s Republic of China;

  “PRC” and “China” are to the People’s Republic of China;

  “SEC” are to the Securities and Exchange Commission;

  “Exchange Act” are to the Securities Exchange Act of 1934, as amended;

  “Securities Act” are to the Securities Act of 1933, as amended;

  “Renminbi” and “RMB” are to the legal currency of China; and

  “U.S. dollars,” “dollars” and “$” are to the legal currency of the United States.

Forward-Looking Information

In addition to historical information, this annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. We use words such as “believe,” “expect,” “anticipate,” “project,” “target,” “plan,” “optimistic,” “intend,” “aim,” “will” or similar expressions which are intended to identify forward-looking statements. Such statements include, among others, those concerning market and industry segment growth and demand and acceptance of new and existing products; any projections of sales, earnings, revenue, margins or other financial items; any statements of the plans, strategies and objectives of management for future operations; and any statements regarding future economic conditions or performance, as well as all assumptions, expectations, predictions, intentions or beliefs about future events. You are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, as well as assumptions, which, if they were to ever materialize or prove incorrect, could cause the results of the Company to differ materially from those expressed or implied by such forward-looking statements. Potential risks and uncertainties include, among other things, the possibility that third parties hold proprietary rights that preclude us from marketing our products, the emergence of additional competing technologies, changes in domestic and foreign laws, regulations and taxes, changes in economic conditions, uncertainties related to China’s legal system and economic, political and social events in China, a general economic downturn, a downturn in the securities markets, and other risks and uncertainties which are generally set forth under Item 3 “Key information—D. Risk Factors” and elsewhere in this annual report.

Readers are urged to carefully review and consider the various disclosures made by us in this report and our other filings with the SEC. These reports attempt to advise interested parties of the risks and factors that may affect our business, financial condition and results of operations and prospects. The forward-looking statements made in this report speak only as of the date hereof and we disclaim any obligation, except as required by law, to provide updates, revisions or amendments to any forward-looking statements to reflect changes in our expectations or future events.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management

Not applicable.

B. Advisors

Not applicable.

C. Auditors

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

A. Offer Statistics

Not applicable.

B. Method and Expected Timetable

Not applicable.

ITEM 3.	KEY INFORMATION

A. Selected Financial Data

The following table presents selected financial data regarding our business. It should be read in conjunction with our consolidated financial statements and related notes contained elsewhere in this annual report and the information under Item 5 “Operating and Financial Review and Prospects.” The selected consolidated statement of (loss) income data for the fiscal years ended December 31, 2012, 2011 and 2010, and the selected consolidated balance sheet data as of December 31, 2012 and 2011 have been derived from our audited consolidated financial statements that are included in this annual report beginning on page F-1. The selected consolidated statement of (loss)income data for the fiscal years ended December 31, 2009 and 2008, and the selected consolidated balance sheet data as of December 31, 2010, 2009 and 2008 have been derived from our audited consolidated financial statements that are not included in this annual report.

Our consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. The selected financial data information is only a summary and should be read in conjunction with the historical consolidated financial statements and related notes contained elsewhere herein. The financial statements contained elsewhere fully represent our financial condition and operations; however, they are not indicative of our future performance.

	Years Ended December 31,
	2012	2011	2010	2009	2008
Statement of (Loss) Income Data
Total revenue	$86,377,455	$114,535,553	$163,845,597	$100,996,094	$85,301,184
Total cost of revenue	65,877,975	70,216,049	93,282,442	50,344,427	46,222,320
Gross profit	20,499,480	44,319,504	70,563,155	50,651,667	39,078,864
(Loss) income from operations	(85,679,913)	9,527,133	42,563,452	32,156,443	23,882,882
Net (loss) income attributable to CNIT	$(89,630,508)	$7,909,398	$34,402,004	$30,094,569	$23,786,976
Net (loss) income per share - basic	$(3.32)	$0.30	$1.33	$1.24	$0.51
Net (loss) income per share - diluted	$(3.32)	$0.29	$1.32	$1.24	$0.51
Balance Sheet Data
Cash and cash equivalents	$10,747,998	$14,019,634	$18,166,857	$13,478,633	$9,565,252
Working capital	$21,726,752	$61,896,470	$58,822,738	$50,388,605	$59,237,074
Total assets	$287,421,889	$361,792,142	$339,401,724	$250,828,938	$148,468,182
Total liabilities	$123,407,956	$109,252,456	$113,826,030	$82,930,104	$25,463,055
Equity	$164,013,933	$252,539,686	$225,575,694	$167,898,834	$123,005,127

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

An investment in our capital stock involves a high degree of risk. You should carefully consider the risks described below, together with all of the other information included in this annual report, before making an investment decision. If any of the following risks actually occurs, our business, financial condition or results of operations could suffer. In that case, the trading price of our ordinary shares could decline, and you may lose all or part of your investment.

Risks Relating to our Business

If the trading price of our ordinary shares fails to comply with the continued listing requirements of NASDAQ, we would face possible delisting, which would result in a limited public market for our shares and make obtaining future debt or equity financing more difficult for us.

Companies listed on The Nasdaq Stock Market, or NASDAQ, are subject to delisting for, among other things, failure to maintain a minimum closing bid price per share of $1.00 for 30 consecutive business days. On January 29, 2013, we received a letter from NASDAQ indicating that for the 30 consecutive business days between December 12, 2012 and January 25, 2013, the bid price of our ordinary shares closed below the minimum $1.00 per share requirement pursuant to NASDAQ Listing Rule 5450(a)(1) for continued inclusion on The NASDAQ Global Select Market. In accordance with NASDAQ Listing Rule 5810(c)(3)(A), we had an initial grace period of 180 calendar days, or until July 29, 2013, to regain compliance with the minimum bid price requirement. On February 20, 2013, we received a notification from NASDAQ that we had regained compliance with the minimum bid price requirement after maintaining a closing bid price equal to or in excess of $1.00 for ten consecutive business days, from February 5, 2013 to February 19, 2013. As a result, the matter of our noncompliance with the minimum bid price requirement had been closed.

We cannot be sure that our share price will continue to comply with the requirements for continued listing on The NASDAQ Global Select Market in the future. If our shares lose their status on The NASDAQ Global Select Market and we are not successful in obtaining a listing on The NASDAQ Capital Market, our shares would likely trade in the over-the-counter market. If our shares were to trade on the over-the-counter market, selling our shares could be more difficult because smaller quantities of shares would likely be bought and sold, transactions could be delayed, and security analysts’ coverage of us may be reduced. In addition, in the event our shares are delisted, broker-dealers have certain regulatory burdens imposed upon them, which may discourage broker-dealers from effecting transactions in our shares, further limiting the liquidity of our shares. These factors could result in lower prices and larger spreads in the bid and ask prices for our shares. Such delisting from The NASDAQ Global Select Market and continued or further declines in our share price could also greatly impair our ability to raise additional necessary capital through equity or debt financing, and could significantly increase the ownership dilution to shareholders caused by our issuing equity in financing or other transactions.

Unfavorable economic conditions may affect the level of technology spending by our customers which could cause the demand for our products and services to decrease.

The revenue growth and profitability of our business depend on the overall demand for software and display technology products and related services. Our business depends on the overall economy and the economic and business conditions within our respective product and service sectors. The current stock market decline and the global economic slowdown may affect the demand for our software products and related services and decrease technology spending of many of our customers and potential customers. These events could have a material effect on us in the future, including, without limitation, on our future revenue and earnings.

Our quarterly operating results are difficult to predict and could fall below investor expectations or estimates by securities research analysts, which may cause the trading price of our common stock to decline.

Our revenues and operating results can vary significantly from quarter to quarter due to a number of factors, many of which are outside of our control, such as variations in the volume of business from customers resulting from changes in our customers’ operations, the business decisions of our customers regarding the use of our products and services, delays or difficulties in expanding our operational facilities and infrastructure, changes to our pricing structure or that of our competitors, inaccurate estimates of resources and time required to complete ongoing projects and currency fluctuations. As many of our employees take long vacations during the Chinese New Year in the first quarter, our revenues in that quarter are relatively low compared to the other quarters. Moreover, our results may vary depending on our customers’ business needs and spending patterns. Due to the annual budget cycles of most of our customers, we may not be able to estimate accurately the demand for our products and services beyond the immediate calendar year, which could adversely affect our business planning and may have a material adverse effect on our business, results of operations and financial condition. In addition, the volume of work performed for specific customers is likely to vary from year to year. Thus, a major customer in one year may not provide the same amount or percentage of our revenues in any subsequent year.

These fluctuations are likely to continue in the future and operating results for any period may not be indicative of our performance in any future period. If our operating results for any quarterly period fall below investor expectations or estimates by securities research analysts, the trading price of our common stock may decline.

We face risks once a business is acquired and the acquired companies may not perform to our expectations, either of which may adversely affect our results of operations.

We face risks when we acquire other businesses. These risks include:

  difficulties in the integration of acquired operations and retention of personnel, unforeseen or hidden liabilities,
  tax, regulatory and accounting issues, and
  inability to generate sufficient revenues to offset acquisition costs.

Acquired companies may not perform to our expectations for various reasons, including the loss of key personnel or, as a result, key customers, and our strategic focus may change. As a result, we may not realize the benefits we anticipated. If we fail to integrate acquired businesses or realize the expected benefits, we may lose the return on the investment in these acquisitions, incur transaction costs and our results of operations could be materially and adversely affected as a result.

If we are unable to raise additional financing or identify suitable merger or acquisition targets, we may be unable to implement our long-term business plan, develop or enhance our products and services, take advantage of future opportunities or respond to competitive pressures on a timely basis.

Our long-term business plan includes the identification of suitable targets for horizontal or vertical mergers or acquisitions, so as to enhance overall productivity and to benefit from economies of scale. Due to the current global financial crisis, we may not be able to obtain adequate levels of additional financing, whether through equity financing, debt financing or other sources. To raise funds, we may need to issue new equities or bonds which could result in additional dilution to our shareholders, and additional financings could result in significant dilution to our earnings per share or the issuance of securities with rights superior to our current outstanding securities or contain covenants that would restrict our operations and strategy. In addition, we may grant registration rights to investors purchasing our equity or debt securities in the future. If we are unable to raise additional financing, we may be unable to implement our long-term business plan, develop or enhance our products and services, take advantage of future opportunities or respond to competitive pressures on a timely basis, if at all. In addition, a lack of additional financing could force us to substantially curtail or cease operations.

We also may not be able to identify merger or acquisition targets or, after a merger or acquisition, may not be able to integrate the target’s business or operations successfully with ours. Such failure to execute our long-term business plan likely will negatively impact our results of operations.

We generally do not have exclusive or long-term agreements with our customers and we may lose their engagement if they are not satisfied with our products and services or for other reasons.

We generally do not have exclusive or long-term agreements with our customers. As a result, we must rely on the quality of our products and services, industry reputation and favorable pricing to attract and retain customers. There is no assurance, however, that we will be able to maintain our relationships with current and/or future customers. Our customers may elect to terminate their relationships with us if they are not satisfied with our services. If a substantial number of our customers choose not to continue to purchase products and services time from us, it would have a material adverse effect on our business and results of operations.

If we are unable to develop competitive new products and service offerings our future results of operations could be adversely affected.

Our future revenue stream depends to a large degree on our ability to utilize our technology in a way that will allow us to offer new types of software applications and services to a broader client base. We will be required to make investments in research and development in order to continue to develop new software applications and related service offerings, enhance our existing software applications and related service offerings and achieve market acceptance of our software applications and service offerings. We may incur problems in the future in innovating and introducing new software applications and service offerings. Our development-stage software applications may not be successfully completed or, if developed, may not achieve significant customer acceptance. If we are unable to successfully define, develop and introduce competitive new software applications, and enhance existing software applications, our future results of operations would be adversely affected. Development schedules for software applications are difficult to predict. The timely availability of new applications and their acceptance by customers are important to our future success. A delay in the development of new applications could have a significant impact on its results of operations.

If we are unable to keep pace with the rapid technological changes in our industry, demand for our products and services could decline which would adversely affect our revenue.

Our industry is characterized by extremely rapid technological change, evolving industry standards and changing customer demands. These conditions require continuous expenditures on product research and development to enhance existing products, create new products and avoid product obsolescence. We believe that the timely development of new products and continuing enhancements to existing products is essential to maintain our competitive position in the marketplace. Our future success depends in part upon customer and market acceptance of our products and initiatives, which is uncertain. Any failure to achieve increased acceptance of these and other new product offerings could have a material adverse effect on our business and results of operations.

Our software products may contain defects or errors, which could decrease sales, injure our reputation or delay shipments of our products.

The software products that we develop are complex and must meet the stringent technical requirements of our customers. In addition, to keep pace with the rapid technological change in our industry and to avoid the obsolescence of our software products, we must quickly develop new products and enhancements to existing products. Because of this complexity and rapid development cycle, we cannot assure that our software products are free of errors, especially in newly released software products and new versions of existing software products. If our software is not free of errors, this could result in litigation, fewer sales, increased product returns, damage to our reputation and an increase in service and warranty costs, which would adversely affect our business.

Our technology may become obsolete which could materially adversely affect our ability to sell our products and services.

If our technology, products and services become obsolete, our business operations would be materially adversely affected. The market in which we compete is characterized by rapid technological change, evolving industry standards, introductions of new products, and changes in customer demands that can render existing products obsolete and unmarketable. Our current products will require continuous upgrading or our technology will become obsolete. Our future success will depend upon our ability to address the increasingly sophisticated needs of our customers by supporting existing and emerging hardware, software, database, and networking platforms and by developing and introducing enhancements to our existing products and new products on a timely basis that keep pace with technological developments, evolving industry standards, and changing customer requirements. Research and development expenses were $4,951,166, $4,483,754 and $3,016,693 for the years ended December 31, 2012, 2011 and 2010, respectively.

We face the risk of systems interruptions and capacity constraints, possibly resulting in adverse publicity, revenue loss and erosion of customer trust.

The satisfactory performance, reliability and availability of our network infrastructure are critical to our reputation and our ability to attract and retain customers and to maintain adequate customer service levels. We may experience temporary service interruptions for a variety of reasons, including telecommunications or power failures, fire, water damage, vandalism, computer bugs or viruses or hardware failures. We may not be able to correct a problem in a timely manner. Any service interruption that results in the unavailability of our system or reduces its capacity could result in real or perceived public safety issues that may affect customer confidence in our services and result in negative publicity that could cause us to lose customer accounts or fail to obtain new accounts. Any inability to scale our systems may cause unanticipated system disruptions, slower response times, degradation in levels of customer service, or impaired quality and speed of transaction processing. We are not certain that we will be able to project the rate or timing of increases, if any, in the use of our services to permit us to upgrade and expand our systems effectively or to integrate smoothly any newly developed or purchased modules with our existing systems.

If we are not able to adequately secure and protect our patent, trademark and other proprietary rights our business may be materially affected.

Under our Amended and Restated Management Services Agreement, or the MSA, among our subsidiary IST, our variable interest entity, iASPEC, and Mr. Jiang Huai Lin, our Chairman and Chief Executive Officer, we license 30 copyrighted software applications from iASPEC on an exclusive basis. To protect the intellectual property underlying these applications and our other intellectual property, we rely on a combination of copyright, trademark, and trade secret laws. We also rely on non-disclosure agreements and other confidentiality procedures and contractual provisions to protect our intellectual property rights. Some of these technologies, other than the iASPEC copyrighted software applications, are very important to our business and are not protected by copyrights or patents. It may be possible for unauthorized third parties to copy or reverse engineer our products, or otherwise obtain and use information that we regard as proprietary. Further, third parties could challenge the scope or enforceability of our copyrights. In certain foreign countries, including China where we operate, the laws do not protect our proprietary rights to the same extent as the laws of the United States. Any misappropriation of our intellectual property could have a material adverse effect on our business and results of operations, and we cannot assure you that the measures we take to protect our proprietary rights are adequate.

Claims that we infringe the proprietary rights of third parties could result in significant expenses or restrictions on our ability to sell our products and services.

Third parties may claim that our products or services infringe their proprietary rights. Any infringement claim, with or without merit, would be time-consuming and expensive to litigate or settle and could divert our management’s attention from our core business. In the event of a successful infringement claim against us, we may have to pay significant damages, incur substantial legal fees, develop costly non-infringing technology, or enter into license agreements that require us to pay substantial royalties and that may not be available on terms acceptable to us, if at all.

A significant portion of our sales are derived from a limited number of customers, and results from operations could be adversely affected and shareholder value harmed if we lose any of these customers.

Historically, a significant portion of our revenues have been derived from a limited number of customers. For each of the years ended December 31, 2012, 2011 and 2010, 17% of our revenues were derived from our five largest customers. The loss of any of these significant customers would adversely affect our revenues and shareholder value.

The digital security, geographic, and hospital information systems markets in China are highly competitive, and we may fail to compete successfully, thereby resulting in loss of customers and decline in our revenues.

The digital security, geographic, and hospital information systems markets in China are intensely competitive and are characterized by frequent technological changes, evolving industry standards and changing customer demands. We have competition from multiple domestic competitors in each segment. Increased competition may result in price reductions, reduced margins and inability to gain or hold market share.

We have limited insurance coverage for our operations in China.

The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited insurance products. We have determined that the risks of disruption or liability from our business, the loss or damage to our property, including our facilities, equipment and office furniture, the cost of insuring for these risks, and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. As a result, we do not have any business liability, disruption, litigation or property insurance coverage for our operations in China except for insurance on some company owned vehicles. Any uninsured occurrence of loss or damage to property, or litigation or business disruption may result in the incurrence of substantial costs and the diversion of resources, which could have an adverse effect on our operating results.

We depend heavily on key personnel, and turnover of key employees and senior management could harm our business.

Our future business and results of operations depend in significant part upon the continued contributions of our key technical and senior management personnel, including Jiang Huai Lin, our Chairman and Chief Executive Officer, Daniel K. Lee, our Chief Financial Officer, Zhi Qiang Zhao, our Chief Operating Officer, Yi Fu Liu, our Chief Marketing Officer, and Zhi Xiong Huang, our Chief Technology Officer. They also depend in significant part upon our ability to attract and retain additional qualified management, technical, marketing and sales and support personnel for our operations. If we lose a key employee or if a key employee fails to perform in his or her current position, or if we are not able to attract and retain skilled employees as needed, our business could suffer. Significant turnover in our senior management could significantly deplete our institutional knowledge held by our existing senior management team. We depend on the skills and abilities of these key employees in managing the technical, marketing and sales aspects of our business, any part of which could be harmed by further turnover.

We may be exposed to potential risks relating to our internal controls over financial reporting and our ability to have the operating effectiveness of our internal controls attested to by our independent auditors.

Companies that file reports with the SEC, including us, are subject to the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or SOX 404. SOX 404 requires management to establish and maintain a system of internal control over financial reporting and annual reports on Form 10-K or Form 20-F filed under the Exchange Act to contain a report from management assessing the effectiveness of a company’s internal control over financial reporting. Separately, under SOX 404, as amended by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, public companies that are large accelerated or accelerated filers must include in their annual reports on Form 10-K or Form 20-F an attestation report of their regular auditors attesting to and reporting on management’s assessment of internal control over financial reporting. Non-accelerated filers and smaller reporting companies are not required to include an attestation report of their auditors in annual reports.

A report of our management is included under Item 15 “Controls and Procedures” of this report. We are a non-accelerated filer and, consequently, are not required to include an attestation report of our auditor in this annual report. Although our management believes that our internal control over financial reporting was effective as of December 31, 2012, we can provide no assurance that we will comply with all of the requirements imposed thereby and that we will receive a positive attestation from our independent auditors in the future, when required. In the event we identify significant deficiencies or material weaknesses in our internal controls that we cannot remediate in a timely manner or we are unable to receive a positive attestation from our independent auditors with respect to our internal controls, investors and others may lose confidence in the reliability of our financial statements.

Our holding company structure may limit the payment of dividends.

We have no direct business operations, other than our ownership of our subsidiaries. While we have no current intention of paying dividends, should we decide in the future to do so, as a holding company, our ability to pay dividends and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiaries and other holdings and investments. In addition, our operating subsidiaries, from time to time, may be subject to restrictions on their ability to make distributions to us, including as a result of restrictive covenants in loan agreements, restrictions on the conversion of local currency into U.S. dollars or other hard currency and other regulatory restrictions as discussed below. If future dividends are paid in RMB, fluctuations in the exchange rate for the conversion of RMB into U.S. dollars may reduce the amount received by U.S. stockholders upon conversion of the dividend payment into U.S. dollars.

Chinese regulations currently permit the payment of dividends only out of accumulated profits as determined in accordance with Chinese accounting standards and regulations. Our subsidiaries in China are also required to set aside a portion of their after tax profits according to Chinese accounting standards and regulations to fund certain reserve funds. Currently, our subsidiaries in China are the only sources of revenues or investment holdings for the payment of dividends. If they do not accumulate sufficient profits under Chinese accounting standards and regulations to first fund certain reserve funds as required by Chinese accounting standards, we will be unable to pay any dividends.

After-tax profits/losses with respect to the payment of dividends out of accumulated profits and the annual appropriation of after-tax profits as calculated pursuant to PRC accounting standards and regulations do not result in significant differences as compared to after-tax earnings as presented in our financial statements. However, there are certain differences between PRC accounting standards and regulations and U.S. GAAP, arising from different treatment of items such as amortization of intangible assets and change in fair value of contingent consideration rising from business combinations.

Risks relating to our Commercial Relationship with iASPEC

Mr. Lin’s association with iASPEC could pose a conflict of interest which may result in iASPEC decisions that are adverse to our business.

Mr. Jiang Huai Lin, our Chairman and Chief Executive Officer and the beneficial owner of 51.81% of our common stock, also beneficially owns 100% of the equity interests in iASPEC, from whom we derived 44.6%, 47.1% and 39.1% of our revenue in the fiscal years ended December 31, 2012, 2011 and 2010, respectively, pursuant to existing commercial arrangements. As a result, conflicts of interest may arise from time to time and these conflicts may result in management decisions that could negatively affect our operations and potentially result in the loss of opportunities.

If iASPEC or its shareholders violate our contractual arrangements with it, our business could be disrupted and we may have to resort to litigation to enforce our rights which may be time consuming and expensive.

Our operations are currently dependent upon our commercial relationship with iASPEC. During the fiscal years ended December 31, 2012, 2011 and 2010, we derived 44.6%, 47.1% and 39.1% of our revenues, respectively, from the provision of services to iASPEC customers. A significant portion of these revenues have not yet been collected. Amounts owed by iASPEC under the MSA for each quarter will be due and payable no later than the last day of the month following the end of each such quarter. Our contractual arrangements may not be as effective as direct ownership, if iASPEC or its shareholders are unwilling or unable to perform their obligations under our commercial arrangements with it, including payment of revenues under the MSA as they become due each quarter, we will not be able to conduct our operations in the manner currently planned. In addition, iASPEC may seek to renew these agreements on terms that are disadvantageous to us. Although we have entered into a series of agreements that provide us with substantial ability to control iASPEC, we may not succeed in enforcing our rights under them. If we are unable to renew these agreements on favorable terms, or to enter into similar agreements with other parties, our business may not be able to operate or expand, and our operating expenses may significantly increase.

Uncertainties in the PRC legal system may impede our ability to enforce the commercial agreements that we have entered into with iASPEC or any arbitral award thereunder and any inability to enforce these agreements could materially and adversely affect our business and operation.

While disputes under the MSA and the option agreement with iASPEC are subject to binding arbitration before the Shenzhen Branch of the China International Economic and Trade Arbitration Commission, or CIETAC, in accordance with CIETAC Arbitration Rules, the agreements are governed by PRC law and an arbitration award may be challenged in accordance with PRC law. For example, a claim that the enforcement of an award in our favor will be detrimental to the public interest, or that an issue does not fall within the scope of the arbitration would require us to engage in administrative and judicial proceedings to defend an award. China’s legal system is a civil law system based on written statutes and unlike common law systems, it is a system in which decided legal cases have little value as precedent. As a result, China’s administrative and judicial authorities have significant discretion in interpreting and implementing statutory and contractual terms, and it may be more difficult to evaluate the outcome of administrative and judicial proceedings and the level of legal protection available than in more developed legal systems. These uncertainties may impede our ability to enforce the terms of the MSA, the option agreement and the other contracts that we may enter into with iASPEC. Any inability to enforce the MSA and option agreement or an award thereunder could materially and adversely affect our business and operation.

If iASPEC fails to comply with the confidentiality requirements of certain of its customer contracts, then iASPEC could be subject to sanctions and could lose its business license which in turn would significantly disrupt or shut down our operations.

The business and operations of iASPEC, the owner and licensor to us of the copyrighted software applications and other intellectual property that are essential to the operation of our business, is subject to Chinese contractual obligations and laws and regulations that restrict its use of security information and other information that it obtains from its customers in the public security sector. For some of its contracts with government agencies, iASPEC has agreed to keep confidential all technical and commercial secrets obtained during the performance of services under the contract. iASPEC or its shareholders could violate these contractual obligations and laws and regulations by inadvertently or intentionally disclosing confidential information or by otherwise failing to operate its business in a manner that complies with these contractual and legal obligations. A violation of these agreements could result in the significant disruption or shut down of our business or adversely affect our reputation in the market. If iASPEC or its shareholders violate these contractual and legal obligations, we may have to resort to litigation to enforce our rights under our contractual obligations with iASPEC. This litigation could result in the disruption of our business, diversion of our resources and the incurrence of substantial costs.

All of the share capital of iASPEC is held by our major shareholder, who may cause these agreements to be amended in a manner that is adverse to us.

Our major shareholder, Mr. Jiang Huai Lin, owns and controls iASPEC. As a result, Mr. Lin may be able to cause our commercial arrangements with iASPEC to be amended in a manner that will be adverse to our company, or may be able to cause these agreements not to be renewed, even if their renewal would be beneficial for us. Although we have entered into an agreement that prevents the amendment of these agreements without the approval of the members of our Board other than Mr. Lin, we can provide no assurances that these agreements will not be amended in the future to contain terms that might differ from the terms that are currently in place. These differences may be adverse to our interests.

Our arrangements with iASPEC and its shareholders may be subject to a transfer pricing adjustment by the PRC tax authorities which could have an adverse effect on our income and expenses.

We could face material and adverse tax consequences if the PRC tax authorities determine that our contracts with iASPEC and its shareholders were not entered into based on arm’s length negotiations. Although our contractual arrangements are similar to other companies conducting similar operations in China, if the PRC tax authorities determine that these contracts were not entered into on an arm’s length basis, they may adjust our income and expenses for PRC tax purposes in the form of a transfer pricing adjustment. Such an adjustment may require that we pay additional PRC taxes plus applicable penalties and interest, if any.

The exercise of our option to purchase part or all of the equity interests in or assets of iASPEC under the option agreement might be subject to approval by the PRC government, and our failure to obtain this approval may impair our ability to substantially control iASPEC and could result in actions by iASPEC that conflict with our interests.

Our option agreement with iASPEC gives our Chinese operating subsidiary, IST, the option to purchase all or part of the equity interests in or assets of iASPEC, however, the option may not be exercised by IST if the exercise would violate any applicable laws and regulations in China or cause any license or permit held by, and necessary for the operation of iASPEC, to be cancelled or invalidated. Under the laws of China, if a foreign entity, through a foreign investment company that it invests in, acquires a domestic related company, China’s regulations regarding mergers and acquisitions would technically apply to the transaction. Application of these regulations requires an examination and approval of the transaction by China’s Ministry of Commerce, or MOFCOM, or its local counterparts. Also, an appraisal of the equity or assets to be acquired is mandatory. However, Guangdong Jin Di Law Firm Sichuan Office, our local PRC counsel, has advised us that Shenzhen and other local counterparts of MOFCOM hold the view that such a transaction would not require their approval. Therefore, we do not believe at this time that an approval and an appraisal are required for IST to exercise its option to acquire iASPEC in Shenzhen. In light of the different views on this issue, however, it is possible that the central MOFCOM office in Beijing will issue a standardized opinion imposing the approval and appraisal requirement. If we are not able to purchase the equity or assets of iASPEC, then we will lose a substantial portion of our ability to control iASPEC and our ability to ensure that iASPEC will act in our interests.

Our right to elect a majority of the members on iASPEC’s Board of Directors and other provisions of the MSA may be viewed by iASPEC’s customers as a change in control of iASPEC, which could subject iASPEC to sanctions and loss of its business license, which in turn would significantly disrupt or possibly terminate our operations.

Our commercial arrangement with iASPEC gives us the right to designate two Chinese citizens to serve as senior managers of iASPEC, serve on iASPEC’s Board of Directors and assist in managing the business and operations of iASPEC. In addition, iASPEC will require the affirmative vote of the majority of the our Board of Directors, as well as at least one non-insider director, for completing certain material actions with respect to iASPEC, including, but not limited to: (a) the nomination, appointment, election or replacement of any board members; (b) the distribution of any dividend or profits; (c) any merger, division, change of corporate form, dissolution or liquidation; (d) any reimbursement of net losses or other payments or transfers of funds from IST to iASPEC; (e) the formation or disposition of a subsidiary or the acquisition or disposition of any interest in any other entity; and (f) the encumbrance of any assets under any lien not in the ordinary course of business. However, fulfillment of certain Police-use Geographic Information Systems, or PGIS, contracts with PRC Government customers is restricted to entities, such as iASPEC, that possess the necessary PRC government licenses and approvals, and any change in control may be viewed under PRC law as creating a new entity. If iASPEC’s government customers view these MSA provisions as a change in control of iASPEC or as evidence of iASPEC’s failure to operate its business in a manner that complies with its contractual obligations or with related laws and regulations. Such a perception could result in the cancellation or invalidation of iASPEC’s licenses and permits. A loss by iASPEC of its licenses and permits could result in the significant disruption or possible termination of our business or adversely affect our reputation in the market.

Risks Relating to Doing Business in China

Adverse changes in political, economic and other policies of the Chinese government could have a material adverse effect on the overall economic growth of China, which could materially and adversely affect the growth of our business and our competitive position.

Our business operations are conducted in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including:

  the degree of government involvement;
  the level of development;
  the growth rate;
  the control of foreign exchange;
  the allocation of resources;
  an evolving regulatory system; and
  a lack of sufficient transparency in the regulatory process.

While the Chinese economy has experienced significant growth in the past 30 years, growth has been uneven, both geographically and among various sectors of the economy. The Chinese economy has also experienced certain adverse effects due to the recent global financial crisis. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.

The Chinese economy has been transitioning from a planned economy to a more market-oriented economy. Although in recent years the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of the productive assets in China is still owned by the Chinese government. The continued control of these assets and other aspects of the national economy by the Chinese government could materially and adversely affect our business. The Chinese government also exercises significant control over Chinese economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

Any adverse change in the economic conditions or government policies in China could have a material adverse effect on overall economic growth, which in turn could lead to a reduction in demand for our products and consequently have a material adverse effect on our businesses.

Uncertainties with respect to the PRC legal system could limit the legal protections available to you and us.

We conduct substantially all of our business through our operating subsidiaries in the PRC. Our operating subsidiaries are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws applicable to foreign invested entities established in the PRC, or FIEs. The PRC legal system is based on written statutes, and prior court decisions may be cited for reference but have limited precedential value. Since 1979, a series of new PRC laws and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since the PRC legal system continues to evolve rapidly, the interpretations of many laws, regulations, and rules are not always uniform, and enforcement of these laws, regulations, and rules involve uncertainties, which may limit legal protections available to you and us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention. In addition, all of our executive officers and most of our directors are residents of China and not of the United States, and substantially all the assets of these persons are located outside the United States. As a result, it could be difficult for investors to affect service of process in the United States or to enforce a judgment obtained in the United States against our Chinese operations and subsidiaries.

You may have difficulty enforcing judgments against us.

Most of our assets are located outside of the United States and most of our current operations are conducted in the PRC. In addition, most of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons is located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce in U.S. courts judgments on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents in the United States and the substantial majority of whose assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the PRC would recognize or enforce judgments of U.S. courts. Our counsel as to PRC law has advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. Courts in China may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. China does not have any treaties or other arrangements that provide for the reciprocal recognition and enforcement of foreign judgments with the United States. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates basic principles of PRC law or national sovereignty, security, or the public interest. So it is uncertain whether a PRC court would enforce a judgment rendered by a court in the United States.

The PRC government exerts substantial influence over the manner in which we must conduct our business activities.

The PRC government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, import and export tariffs, environmental regulations, land use rights, property, and other matters. We believe that our operations in China are in material compliance with all applicable legal and regulatory requirements. However, the central or local governments of the jurisdictions in which we operate may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations.

Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof and could require us to divest ourselves of any interest we then hold in Chinese properties or joint ventures.

The enforcement of the PRC labor contract law may materially increase our costs and decrease our net income.

China adopted a new Labor Contract Law, effective on January 1, 2008, and issued its implementation rules, effective on September 18, 2008. The Labor Contract Law and related rules and regulations impose more stringent requirements on employers with regard to, among others, minimum wages, severance payment and non-fixed-term employment contracts, time limits for probation periods, as well as the duration and the times that an employee can be placed on a fixed-term employment contract. Due to the limited period of effectiveness of the Labor Contract Law and its implementation rules and regulations, and the lack of clarity with respect to their implementation and potential penalties and fines, it is uncertain how they will impact our current employment policies and practices. In particular, compliance with the Labor Contract Law and its implementation rules and regulations may increase our operating expenses. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law and its implementation rules and regulations may also limit our ability to effect those changes in a manner that we believe to be cost-effective or desirable, and could result in a material decrease in our profitability.

If we fail to obtain or maintain all licenses and approvals required to operate our businesses in the PRC, our business and operations may be adversely affected.

Fulfillment of certain PGIS contracts with PRC government customers is restricted to entities possessing the necessary government licenses and approvals which our subsidiary IST does not have. We currently perform Police-use Geographic Information Systems contracts through iASPEC, which possesses the requisite licenses and approvals, pursuant to our MSA with iASPEC, whereby iASPEC exclusively engages IST as its subcontractor to provide iASPEC with outsourcing services (to the extent that those services do not violate any special governmental permits held by iASPEC and do not involve the improper transfer of any sensitive confidential governmental or other data). If the PRC government determines that we are operating without the requisite licenses we may become subject to administrative penalties or an order to discontinue our business operations, both of which could have a material adverse effect on our business and results of operations.

Future inflation in China may inhibit our ability to conduct business in China.

In recent years, the Chinese economy has experienced periods of rapid expansion and highly fluctuating rates of inflation. During the past ten years, the rate of inflation in China has been as high as 5.9% and as low as -0.8% . These factors have led to the adoption by the Chinese government, from time to time, of various corrective measures designed to restrict the availability of credit or regulate growth and contain inflation. High inflation may in the future cause the Chinese government to impose controls on credit and/or prices, or to take other action, which could inhibit economic activity in China, and thereby harm the market for our products and our company.

Restrictions on currency exchange may limit our ability to receive and use our sales effectively.

The majority of our sales will be settled in RMB, and any future restrictions on currency exchanges may limit our ability to use revenue generated in RMB to fund any future business activities outside China or to make dividend or other payments in U.S. dollars. Although the Chinese government introduced regulations in 1996 to allow greater convertibility of the RMB for current account transactions, significant restrictions still remain, including primarily the restriction that FIEs may only buy, sell or remit foreign currencies after providing valid commercial documents, at those banks in China authorized to conduct foreign exchange business. In addition, conversion of RMB for capital account items, including direct investment and loans, is subject to governmental approval in China, and companies are required to open and maintain separate foreign exchange accounts for capital account items. We cannot be certain that the Chinese regulatory authorities will not impose more stringent restrictions on the convertibility of the RMB.

Fluctuations in exchange rates could adversely affect our business and the value of our securities.

The value of our ordinary shares will be indirectly affected by the foreign exchange rate between the U.S. dollar and RMB and between those currencies and other currencies in which our sales may be denominated. Appreciation or depreciation in the value of the RMB relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. Fluctuations in the exchange rate will also affect the relative value of any dividend we issue that will be exchanged into U.S. dollars, as well as earnings from, and the value of, any U.S. dollar-denominated investments we make in the future.

Since July 2005, the RMB has no longer been pegged to the U.S. dollar. Although the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the RMB may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in the future PRC authorities may lift restrictions on fluctuations in the RMB exchange rate and lessen intervention in the foreign exchange market.

Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions. While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and we may not be able to successfully hedge our exposure at all. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currencies.

Restrictions under PRC law on our PRC subsidiaries’ ability to make dividends and other distributions could materially and adversely affect our ability to grow, make investments or acquisitions that could benefit our business, pay dividends to you, and otherwise fund and conduct our business.

Substantially all of our sales are earned by our PRC subsidiaries. However, PRC regulations restrict the ability of our PRC subsidiaries to make dividends and other payments to their offshore parent companies. PRC legal restrictions permit payments of dividends by our PRC subsidiaries only out of their accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. Our PRC subsidiaries are also required under PRC laws and regulations to allocate at least 10% of their annual after-tax profits determined in accordance with PRC GAAP to a statutory general reserve fund until the amounts in said fund reaches 50% of their registered capital. Allocations to these statutory reserve funds can only be used for specific purposes and are not transferable to us in the form of loans, advances, or cash dividends. Any limitations on the ability of our PRC subsidiaries to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business.

Failure to comply with PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability, limit our ability to acquire PRC companies or to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us or otherwise materially adversely affect us.

The PRC State Administration of Foreign Exchange, or SAFE, has promulgated several regulations, including the Notice Concerning Foreign Exchange Controls on Domestic Residents’ Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, or Circular 75, effective on November 1, 2005, and Operating Procedures on Foreign Exchange Administration for Domestic Residents Engaging in Financing and Round-trip Investment via Offshore Special Purpose Vehicles, or Circular 19, effective on July 1, 2011. These regulations and rules require PRC residents and corporate entities to register with, and obtain approval from, provincial SAFE branches in connection with their direct or indirect offshore investment activities. Under Circular 75 and related rules, a PRC resident who makes, or has previously made, a direct or indirect investment in an offshore company is required to register that investment. In addition, any PRC resident who is a direct or indirect shareholder of an offshore company is required to update the previously filed registration with the relevant provincial SAFE branch to reflect any material change with respect to the offshore company’s roundtrip investment, capital variation, merger, division, long-term equity or debt investment or creation of any security interest.

We have asked our shareholders who are PRC residents as defined in Circular 75 and related rules to register with the relevant branch of SAFE, as currently required, in connection with their equity interests in us and our acquisitions of equity interests in our PRC subsidiaries. However, we cannot provide any assurances that they can obtain the above SAFE registrations required by Circular 75 and related rules. Moreover, because of uncertainty over how Circular 75 and related rules will be interpreted and implemented, and how or whether SAFE will apply it to us, we cannot predict how it will affect our business operations or future strategies. For example, our present and prospective PRC subsidiaries’ ability to conduct foreign exchange activities, such as the remittance of dividends and foreign currency-denominated borrowings, may be subject to compliance with Circular 75 and related rules by our PRC resident beneficial holders.

In addition, such PRC residents may not always be able to complete the necessary registration procedures required by Circular 75 and related rules. We also have little control over either our present or prospective direct or indirect stockholders or the outcome of such registration procedures. A failure by our PRC resident beneficial holders or future PRC resident stockholders to comply with Circular 75 and related rules, if SAFE requires it, could subject these PRC resident beneficial holders to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

We may be unable to complete a business combination transaction efficiently or on favorable terms due to complicated merger and acquisition regulations which became effective on September 8, 2006.

On August 9, 2006, six PRC regulatory agencies, including the China Securities Regulatory Commission, promulgated the Regulation on Mergers and Acquisitions of Domestic Companies by Foreign Investors, which became effective on September 8, 2006 and was amended in 2009. This regulation, among other things, governs the approval process by which a PRC company may participate in an acquisition of assets or equity interests. Depending on the structure of the transaction, the regulation will require the PRC parties to make a series of applications and supplemental applications to the government agencies. In some instances, the application process may require the presentation of economic data concerning a transaction, including appraisals of the target business and evaluations of the acquirer, which are designed to allow the government to assess the transaction. Government approvals will have expiration dates by which a transaction must be completed and reported to the government agencies. Compliance with the regulation is likely to be more time consuming and expensive than in the past and the government can now exert more control over the combination of two businesses. Accordingly, due to the regulation, our ability to engage in business combination transactions has become significantly more complicated, time consuming and expensive, and we may not be able to negotiate a transaction that is acceptable to our stockholders or sufficiently protect their interests in a transaction.

The regulation allows PRC government agencies to assess the economic terms of a business combination transaction. Parties to a business combination transaction may have to submit to MOFCOM and other relevant government agencies an appraisal report, an evaluation report and the acquisition agreement, all of which form part of the application for approval, depending on the structure of the transaction. The regulation also prohibits a transaction at an acquisition price obviously lower than the appraised value of the PRC business or assets and in certain transaction structures, requires that consideration must be paid within defined periods, generally not in excess of a year. The regulation also limits our ability to negotiate various terms of the acquisition, including aspects of the initial consideration, contingent consideration, holdback provisions, indemnification provisions and provisions relating to the assumption and allocation of assets and liabilities. Transaction structures involving trusts, nominees and similar entities are prohibited. Therefore, such regulation may impede our ability to negotiate and complete a business combination transaction on financial terms that satisfy our investors and protect our stockholders’ economic interests.

Our existing contractual arrangements with iASPEC and its shareholders may be subject to national security review by MOFCOM, and the failure to receive the national security review could have a material adverse effect on our business and operating results.

In August 2011, MOFCOM promulgated the Rules of Ministry of Commerce on Implementation of Security Review System of Merger and Acquisition of Domestic Enterprises by Foreign Investors, or the Security Review Rules, to implement the Notice of the General Office of the State Council on Establishing the Security Review System for Merger and Acquisition of Domestic Enterprises by Foreign Investors promulgated on February 3, 2011, or Circular 6. The Security Review Rules became effective on September 1, 2011. Under the Security Review Rules, a national security review is required for certain mergers and acquisitions by foreign investors raising concerns regarding national defense and security. Foreign investors are prohibited from circumventing the national security review requirements by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. The application and interpretation of the Security Review Rules remain unclear. Based on our understanding of the Security Review Rules, we do not need to submit our existing contractual arrangements with iASPEC and its shareholders to the MOFCOM for national security review because, among other reasons, (i) we gained de facto control over iASPEC in 2007 prior to the effectiveness of Circular 6 and the Security Review Rules; and (ii) there are currently no explicit provisions or official interpretations indicating that our current businesses fall within the scope of national security review. Although we have no plan to submit our existing contractual arrangements with iASPEC and its shareholders to MOFCOM for national security review, the relevant PRC government agencies, such as MOFCOM, may reach a different conclusion. If MOFCOM or another PRC regulatory agency subsequently determines that we need to submit our existing contractual arrangements with iASPEC and its shareholders for national security review by interpretation, clarification or amendment of the Security Review Rules or by any new rules, regulations or directives promulgated, we may face sanctions by MOFCOM or another PRC regulatory agency. These sanctions may include revoking the business or operating licenses of our PRC subsidiary, IST, or iASPEC and its subsidiaries, discontinuing or restricting our operations in China, confiscating our income or the income of iASPEC, and taking other regulatory or enforcement actions, such as levying fines, that could be harmful to our business. Any of these sanctions could cause significant disruption to our business operations.

The Security Review Rules may make it more difficult for us to make future acquisitions or dispositions of our business operations or assets in China.

The Security Review Rules, effective as of September 1, 2011, provides that when deciding whether a specific merger or acquisition of a domestic enterprise by foreign investors is subject to the national security review by MOFCOM, the principle of substance-over-form should be applied and foreign investors are prohibited from circumventing the national security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. If the business of any target company that we plan to acquire falls within the scope subject to national security review, we may not be able to successfully acquire such company by equity or asset acquisition, capital increase or even through any contractual arrangement.

Under the Enterprise Income Tax Law, we may be classified as a “resident enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC shareholders.

On March 16, 2007, the National People’s Congress of China passed a new Enterprise Income Tax Law, or the EIT Law, and on November 28, 2007, the State Council of China passed its implementing rules, which took effect on January 1, 2008. Under the EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise.

On April 22, 2009, the State Administration of Taxation issued the Notice Concerning Relevant Issues Regarding Cognizance of Chinese Investment Controlled Enterprises Incorporated Offshore as Resident Enterprises pursuant to Criteria of de facto Management Bodies, or the Notice, further interpreting the application of the EIT Law and its implementation non-Chinese enterprise or group controlled offshore entities. Pursuant to the Notice, an enterprise incorporated in an offshore jurisdiction and controlled by a Chinese enterprise or group will be classified as a “non-domestically incorporated resident enterprise” if (i) its senior management in charge of daily operations reside or perform their duties mainly in China; (ii) its financial or personnel decisions are made or approved by bodies or persons in China; (iii) its substantial assets and properties, accounting books, corporate chops, board and shareholder minutes are kept in China; and (iv) at least half of its directors with voting rights or senior management often resident in China. A resident enterprise would be subject to an enterprise income tax rate of 25% on its worldwide income and must pay a withholding tax at a rate of 10% when paying dividends to its non-PRC shareholders. However, it remains unclear as to whether the Notice is applicable to an offshore enterprise incorporated by a Chinese natural person. Nor are detailed measures on imposition of tax from non-domestically incorporated resident enterprises are available. Therefore, it is unclear how tax authorities will determine tax residency based on the facts of each case.

We may be deemed to be a resident enterprise by Chinese tax authorities. If the PRC tax authorities determine that we are a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to the enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations. In our case, this would mean that income such as interest on financing proceeds and non-China source income would be subject to PRC enterprise income tax at a rate of 25%. Second, although under the EIT Law and its implementing rules dividends paid to us from our PRC subsidiaries would qualify as “tax-exempt income,” we cannot guarantee that such dividends will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes. Finally, it is possible that future guidance issued with respect to the new “resident enterprise” classification could result in a situation in which a 10% withholding tax is imposed on dividends we pay to our non-PRC shareolders and with respect to gains derived by our non-PRC stockholders from transferring our shares.

If we were treated as a “resident enterprise” by PRC tax authorities, we would be subject to taxation in both the U.S. and China, and our PRC tax may not be creditable against our U.S. tax.

We face uncertainty from China’s Circular on Strengthening the Administration of Enterprise Income Tax on NonResident Enterprises’ Share Transfer that was released in December 2009 with retroactive effect from January 1, 2008.

The Chinese State Administration of Taxation, or SAT, released a circular on December 15, 2009 that addresses the transfer of shares by nonresident companies, generally referred to as Circular 698. Circular 698, which is effective retroactively to January 1, 2008, may have a significant impact on many companies that use offshore holding companies to invest in China.

Circular 698, which provides parties with a short period of time to comply with its requirements, indirectly taxes foreign companies on gains derived from the indirect sale of a Chinese company. Where a foreign investor indirectly transfers equity interests in a Chinese resident enterprise by selling the shares in an offshore holding company, and the latter is located in a country or jurisdiction where the effective tax burden is less than 12.5% or where the offshore income of his, her, or its residents is not taxable, the foreign investor is required to provide the tax authority in charge of that Chinese resident enterprise with the relevant information within 30 days of the transfers. Moreover, where a foreign investor indirectly transfers equity interests in a Chinese resident enterprise through an abuse of form of organization and there are no reasonable commercial purposes such that the corporate income tax liability is avoided, the PRC tax authority will have the power to re-assess the nature of the equity transfer in accordance with PRC’s “substance-over-form” principle and deny the existence of the offshore holding company that is used for tax planning purposes. There is uncertainty as to the application of Circular 698. For example, while the term “indirectly transfer” is not defined, it is understood that the relevant PRC tax authorities have jurisdiction regarding requests for information over a wide range of foreign entities having no direct contact with China. Moreover, the relevant authority has not yet promulgated any formal provisions or formally declared or stated how to calculate the effective tax in the country or jurisdiction and to what extent and the process of the disclosure to the tax authority in charge of that Chinese resident enterprise. In addition, there are not any formal declarations with regard to how to decide “abuse of form of organization” and “reasonable commercial purpose,” which can be utilized by us to balance if our Company complies with the Circular 698. As a result, we may become at risk of being taxed under Circular 698 and we may be required to expend valuable resources to comply with Circular 698 or to establish that we should not be taxed under Circular 698, which could have a material adverse effect on our financial condition and results of operations.

We may be exposed to liabilities under the Foreign Corrupt Practices Act and Chinese anti-corruption laws, and any determination that we violated these laws could have a material adverse effect on our business.

We are subject to the Foreign Corrupt Practice Act, or FCPA, and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the statute, for the purpose of obtaining or retaining business. We have operations, agreements with third parties, and make most of our sales in China. The PRC also strictly prohibits bribery of government officials. Our activities in China create the risk of unauthorized payments or offers of payments by the employees, consultants, sales agents, or distributors of our Company, even though they may not always be subject to our control. It is our policy to implement safeguards to discourage these practices by our employees. However, our existing safeguards and any future improvements may prove to be less than effective, and the employees, consultants, sales agents, or distributors of our Company may engage in conduct for which we might be held responsible. Violations of the FCPA or Chinese anti-corruption laws may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition. In addition, the U.S. government may seek to hold our Company liable for successor liability FCPA violations committed by companies in which we invest or that we acquire.

If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, stock price and reputation and could result in a loss of your investment in our stock, especially if such matter cannot be addressed and resolved favorably.

Recently, U.S. public companies that have substantially all of their operations in China, particularly companies like us which have completed so-called reverse merger transactions, have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies has sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on our Company, our business and our stock price. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation will be costly and time consuming and distract our management from growing our company.

The disclosures in our reports and other filings with the SEC and our other public pronouncements are not subject to the scrutiny of any regulatory bodies in the PRC. Accordingly, our public disclosure should be reviewed in light of the fact that no governmental agency that is located in China where substantially all of our operations and business are located have conducted any due diligence on our operations or reviewed or cleared any of our disclosure.

We are regulated by the SEC and our reports and other filings with the SEC are subject to SEC review in accordance with the rules and regulations promulgated by the SEC under the Securities Act and the Exchange Act. Unlike public reporting companies whose operations are located primarily in the United States, however, substantially all of our operations are located in China. Since substantially all of our operations and business takes place in China, it may be more difficult for the staff of the SEC to overcome the geographic and cultural obstacles that are present when reviewing our disclosure. These same obstacles are not present for similar companies whose operations or business take place entirely or primarily in the United States. Furthermore, our SEC reports and other disclosure and public pronouncements are not subject to the review or scrutiny of any PRC regulatory authority. For example, the disclosure in our SEC reports and other filings are not subject to the review of the China Securities Regulatory Commission, a PRC regulator that is tasked with oversight of the capital markets in China. Accordingly, you should review our SEC reports, filings and our other public pronouncements with the understanding that no local regulator has done any due diligence on our company and with the understanding that none of our SEC reports, other filings or any of our other public pronouncements has been reviewed or otherwise been scrutinized by any local regulator.

Risks Relating to the Market for our Shares

If we were delisted from NASDAQ, we may become subject to the trading complications experienced by “Penny Stocks” in the over-the-counter market.

Delisting from NASDAQ may cause our shares to become the SEC’s “penny stock” rules. The SEC generally defines a penny stock as an equity security that has a market price of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to specific exemptions. One such exemption is to be listed on NASDAQ. The market price of our common stock is currently less than $5.00 per share. Therefore, were we to be delisted from NASDAQ, our common stock may become subject to the SEC’s “penny stock” rules. These rules require, among other things, that any broker engaging in a purchase or sale of our securities provide its customers with: (i) a risk disclosure document, (ii) disclosure of market quotations, if any, (iii) disclosure of the compensation of the broker and its salespersons in the transaction and (iv) monthly account statements showing the market values of our securities held in the customer’s accounts. A broker would be required to provide the bid and offer quotations and compensation information before effecting the transaction. This information must be contained on the customer’s confirmation. Generally, brokers are less willing to effect transactions in penny stocks due to these additional delivery requirements. These requirements may make it more difficult for shareholders to purchase or sell our common stock. Because the broker, not us, prepares this information, we would not be able to assure that such information is accurate, complete or current.

Our stock price is highly volatile, leading to the possibility of its value being depressed at a time when you want to sell your holdings.

The market price of our ordinary shares is volatile, and this volatility may continue. Numerous factors, many of which are beyond our control, may cause the market price of our ordinary shares to fluctuate significantly. These factors include:

  our earnings releases, actual or anticipated changes in our earnings, fluctuations in our operating results or our failure to meet the expectations of financial market analysts and investors;
  changes in financial estimates by us or by any securities analysts who might cover our shares;
  speculation about our business in the press or the investment community;
  significant developments relating to our relationships with our customers or suppliers;
  stock market price and volume fluctuations of other publicly traded companies and, in particular, those that are in the our industries;
  customer demand for our products;
  investor perceptions of the our industry in general and our company in particular;
  the operating and stock performance of comparable companies;
  general economic conditions and trends;
  major catastrophic events;
  announcements by us or our competitors of new products, significant acquisitions, strategic partnerships or divestitures;

  changes in accounting standards, policies, guidance, interpretation or principles;
  loss of external funding sources;
  sales of our ordinary shares, including sales by our directors, officers or significant shareholders; and
  additions or departures of key personnel.

Securities class action litigation is often instituted against companies following periods of volatility in their share price. This type of litigation could result in substantial costs to us and divert our management’s attention and resources. Moreover, securities markets may from time to time experience significant price and volume fluctuations for reasons unrelated to operating performance of particular companies. For example, in July 2008, the securities markets in the United States, China and other jurisdictions experienced the largest decline in share prices since September 2001. These market fluctuations may adversely affect the price of our ordinary shares and other interests in our company at a time when you want to sell your interest in us.

We do not intend to pay dividends for the foreseeable future.

For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business, and we do not anticipate paying any cash dividends on our shares. Accordingly, investors must be prepared to rely on sales of their shares after price appreciation to earn an investment return, which may never occur. Investors seeking cash dividends should not purchase our shares. Any determination to pay dividends in the future will be made at the discretion of our Board of Directors and will depend on our results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our board deems relevant.

We are a “foreign private issuer” and have disclosure obligations that are different than those of U.S. domestic reporting companies, so you should not expect to receive the same information about us as a U.S. domestic reporting company may provide. Furthermore, if we or lose our status as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers and would incur significant operational, administrative, legal and accounting costs that we would not incur as a foreign private issuer.

We are a foreign private issuer and, as a result, we are not subject to certain of the requirements imposed upon U.S. domestic issuers by the SEC. For example, we are not required by the SEC or the federal securities laws to issue quarterly reports or file proxy statements with the SEC. We are also allowed to file our annual report with the SEC within four months of our fiscal year end. We are also not required to disclose certain detailed information regarding executive compensation that is required from U.S. domestic issuers. Further, our directors and executive officers are not required to report equity holdings under Section 16 of the Securities Act. As a foreign private issuer, we are also exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. We are, however, still subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5. Since many of the disclosure obligations required of us as a foreign private issuer are different than those required by U.S. domestic reporting companies, our shareholders should not expect to receive all of the same types of information about us and at the same time as information is received from, or provided by, U.S. domestic reporting companies. We are liable for violations of the rules and regulations of the SEC which do apply to us as a foreign private issuer. Violations of these rules could affect our business, results of operations and financial condition.

If we lose our status as a foreign private issuer at some future time, we will be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers and would incur significant operational, administrative, legal and accounting costs that it would not incur as a foreign private issuer.

You may have difficulty enforcing judgments obtained against us.

We are a BVI company and substantially all of our assets are located outside of the United States. Virtually all of our assets and a substantial portion of our current business operations are conducted in the PRC. In addition, almost all of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts including judgments based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, many of whom are not residents in the United States and whose assets are located in significant part outside of the United States. The courts of the BVI would recognize as a valid judgment, a final and conclusive judgment in personam obtained in the federal or state courts in the United States against the Company under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) and would give a judgment based thereon provided that (a) such courts had proper jurisdiction over the parties subject to such judgment, (b) such courts did not contravene the rules of natural justice of the BVI, (c) such judgment was not obtained by fraud, (d) the enforcement of the judgment would not be contrary to the public policy of the BVI, (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the BVI and (f) there is due compliance with the correct procedures under the laws of the BVI. In addition, there is uncertainty as to whether the courts of the BVI or the PRC, respectively, would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. In addition, it is uncertain whether such BVI or PRC courts would entertain original actions brought in the courts of the BVI or the PRC, against us or such persons predicated upon the securities laws of the United States or any state.

Because we are incorporated under the laws of the BVI, it may be more difficult for our shareholders to protect their rights than it would be for a shareholder of a corporation incorporated in another jurisdiction.

Our corporate affairs are governed by our memorandum and articles of association, by the BVI Business Companies Act, 2004 (as amended), or the BVI Act, and by the common law of the BVI. Principles of law relating to such matters as the validity of corporate procedures, the fiduciary duties of management and the rights of our shareholders differ from those that would apply if we were incorporated in the United States or another jurisdiction. The rights of shareholders under BVI law may not be as clearly established as are the rights of shareholders in the United States or other jurisdictions. Under the laws of most jurisdictions in the United States, majority and controlling shareholders generally have certain fiduciary responsibilities to the minority shareholders. Shareholder action must be taken in good faith, and actions by controlling shareholders which are obviously unreasonable may be declared null and void. BVI law protecting the interests of minority shareholders may not be as protective in all circumstances as the law protecting minority shareholders in United States jurisdictions. In addition, the circumstances in which a shareholder of a BVI company may sue the company derivatively, and the procedures and defenses that may be available to the company, may result in the rights of shareholders of a BVI company being more limited than those of shareholders of a company organized in the United States. Furthermore, our directors have the power to take certain actions without shareholder approval which would require shareholder approval under the laws of most United States jurisdictions. The directors of a BVI corporation, subject in certain cases to court approval but without shareholder approval, may implement a reorganization, merger or consolidation, the sale of any assets, property, part of the business, or securities of the corporation, subject to a limit of up to 50% of such assets. The ability of our board of directors to create new classes or series of shares and the rights attached by amending our Memorandum of Association and Articles of Association without shareholder approval could have the effect of delaying, deterring or preventing a change in our control without any further action by the shareholders, including a tender offer to purchase our ordinary shares at a premium over then current market prices. Thus, our shareholders may have more difficulty protecting their interests in the face of actions by our board of directors or our controlling shareholders than they would have as shareholders of a corporation incorporated in another jurisdiction.

ITEM 4.	INFORMATION ON THE COMPANY

A. History and Development of the Company

General Information

The current legal and commercial name of the Company is China Information Technology, Inc. The Company was incorporated in the BVI under the BVI Act on June 18, 2012. The address of our principal place of business is 21st Floor, Everbright Bank Building, Zhuzilin, Futian District, Shenzhen, Guangdong 518040, People’s Republic of China, and our telephone number is (+86) 755 -8370-8333. The name and address of our agent for service in the United States is Corporation Service Company, 80 State Street, Albany, NY 12207-2543.

Corporate History

Our predecessor company, CITN, was originally organized under the laws of the State of Florida on September 19, 1979 under the name Mark Thomas Publishing Inc. and on April 29, 2003 we changed our name to Irish Mag, Inc. From our inception through October 8, 2006, we provided consulting services in the offset printing industry, targeting individual retail consumers as well as small to mid-size companies.

Between October 6, 2006 and January 31, 2007, our shareholders approved a series of transactions whereby we purchased all the issued and outstanding stock of CITH from our current Chairman and Chief Executive Officer, Jiang Huai Lin, for 25,500,000 shares of our common stock. As a result of these transactions, CITH and its wholly-owned subsidiary, IST, became our wholly-owned subsidiaries, and Mr. Lin became the beneficial owner of 25,500,000 shares of our common stock, which, at January 31, 2007, constituted 80.8% of our issued and outstanding common stock. As a result of these transactions, our business operations changed to the provision of integrated geographic information services. On January 26, 2007, we changed our name to China Public Security Technology, Inc. to more accurately reflect our new business and commercial objectives.

On April 7, 2008, we reincorporated to the State of Nevada by merging into China Information Security Technology, Inc., a subsidiary that we established in Nevada to effect the reincorporation. As a result, our name changed to China Information Security Technology, Inc. and we became a Nevada corporation.

On August 26, 2010, we changed our name to China Information Technology, Inc.

On October 31, 2012, we completed a corporate reorganization, whereby the Company, which was established as a subsidiary of CITN under the laws of the BVI to effect the reorganization, became the publicly held parent company and CITN became a wholly-owned subsidiary of the Company. In connection with the reorganization, each outstanding share of the common stock of CITN was converted into the right to receive one ordinary share of the Company and the ordinary shares of the Company were listed on the NASDAQ Global Select Market under the trading symbol “CNIT,” the same symbol under which the common stock of CITN were listed. Prior to the reorganization, shares of CITN’s common stock were registered pursuant to Section 12(b) of the Exchange Act. On October 31, 2012, the Company filed a Form 8-K12B under cover of a Form 6-K to establish the Company as the successor issuer to CITN pursuant to Rule 12g-3 under the Exchange Act, and pursuant to Rule 12g-3(a) under the Exchange Act, the ordinary shares of the Company, as successor issuer, were deemed registered under Section 12(b) of the Exchange Act. On November 13, 2012, CITN filed a Form 15 with the SEC to terminate the registration of the shares of its common stock and suspend its reporting obligations under Sections 13 and 15(d) of the Exchange Act. On November 19, 2012, we changed the name of CITN to China Information Technology (Nevada), Inc.

Management Services Agreement

On July 1, 2007, our subsidiary IST entered into a management services agreement, or MSA, with iASPEC and its shareholders, pursuant to which iASPEC granted IST an exclusive, royalty-free, transferable, worldwide, license to use and install for a ten-year term, certain iASPEC software, along with copies of source and object code relating to such software, in any manner permitted by applicable laws, and IST licensed back to iASPEC a royalty-free, limited, non-exclusive license to the software, without right of sub-license, for the sole purpose of permitting iASPEC to carry out its business as presently conducted. IST was also granted the right to designate two Chinese citizens to serve as senior managers of iASPEC, to serve on iASPEC’s Board of Directors and assist in managing the business and operations of iASPEC. In addition, both iASPEC and IST agreed to require the affirmative vote of the majority of our Board of Directors, as well as at least one non-insider director, for certain material actions with respect to iASPEC. Furthermore, under the MSA, IST was entitled to receive 100% of the net received profit of iASPEC and would reimburse iASPEC for all net losses incurred by iASPEC. IST was also obligated to pay iASPEC $180,000 per year. If iASPEC or any of the iASPEC shareholders materially breaches the MSA and fails to remedy the breach within 60 days after notice from IST of such breach, they will be jointly and severally obligated to pay to IST liquidated damages in an amount equal to the higher of (a) eight times the annualized revenues of IST for the last completed fiscal quarter, or (b) US$50 million.

In connection with the MSA, IST also entered into a purchase option agreement, or Option Agreement, with iASPEC and its shareholders, effective as of July 1, 2007, pursuant to which the iASPEC shareholders granted IST, or its designee(s), an exclusive, irrevocable option to purchase from the iASPEC shareholders, from time to time, all or a part of iASPEC’s shares, pursuant to an equity transfer agreement, or all or a part of iASPEC’s assets, pursuant to an asset purchase and transfer agreement. However, according to the Option Agreement, the option may not be exercised by IST if the exercise would violate any applicable laws and regulations in China or cause any license or permit held by, and necessary for the operation of iASPEC, to be cancelled or invalidated. Under the terms of the Option Agreement, the option is immediately exercisable at an exercise price of $1,800,000, in the aggregate, subject to regulatory approval. In addition, iASPEC and the iASPEC shareholders agreed to use their best efforts to acquire all necessary government approvals and other consents to complete a share purchase under the Option Agreement. The Option Agreement may be rescinded by IST upon 30 days’ notice and will terminate on the date that we purchase all remaining shares or assets of iASPEC pursuant to the terms of the Option Agreement. If any of the parties breaches the Option Agreement and fails to remedy the breach, the breaching party will pay a penalty of RMB5,000,000 (approximately $683,600) to the non-breaching party or parties, and compensate the non-breaching party or parties for any losses caused by the breach.

As a result of its relationship with iASPEC, iASPEC became a variable interest entity of our Company. A variable interest represents a contractual or ownership interest in another entity that causes the holder to absorb the changes in fair value of the other entity’s net assets. Potential variable interests include: holding economic interests, voting rights, or obligations to an entity; issuing guarantees on behalf of an entity; transferring assets to an entity; managing the assets of an entity; leasing assets from an entity; and providing financing to an entity. In such cases consolidation of the variable interest entity is required by the enterprise that controls the economic risks and rewards of the entity, regardless of ownership. While we have held an economic interest in iASPEC since October 9, 2006, the MSA and the Option Agreement gave us control over the business and operations of iASPEC. As a result, iASPEC’s financial data is subject to consolidation with our financial data, commencing July 1, 2007.

On July 1, 2008, our Chairman and Chief Executive Officer, Mr. Jiang Huai Lin, entered into an Equity Transfer Agreement with Mr. Jin Zhu Cai, the owner of a 24% minority interest in iASPEC, pursuant to which Mr. Lin purchased Mr. Cai’s minority interest for a total consideration of RMB60 million (approximately $8.72 million). As a result of the Equity Transfer Agreement, Mr. Lin holds 100% of the equity interests of iASPEC.

On December 13, 2009, IST, iASPEC and Mr. Lin, as the sole shareholder of iASPEC, amended and restated the MSA, pursuant to which IST would continue to provide management and consulting services to iASPEC, subject to the following changes:

  iASPEC agreed that IST will be entitled to receive ninety five percent (95%) of the net received profit of iASPEC during the term of the agreement, to be calculated as follows: accrued accounts receivable plus net turnover (revenue), minus cost of sales, minus operating expenses, and minus accrued but not collected accounts receivable, but only if the result is a positive number. iASPEC is obligated to calculate and pay the net received profit due to IST no later than the last day of the first month following the end of each fiscal quarter;

  Mr. Lin agreed to enter into a pledge agreement with IST to pledge all his equity interests in iASPEC as security for his and iASPEC’s fulfillment of their respective obligations under the MSA, and to register the pledge agreement with the local Administration for Industry and Commerce;

  Mr. Lin confirmed his status as the sole shareholder of iASPEC and his assumption of all the obligations of the iASPEC shareholder under the agreement, including a confirmation of his continuing obligation under a written guaranty, dated August 1, 2007, executed by the iASPEC shareholders in connection with the MSA;

  Based on iASPEC’s needs for its development and operation, IST has the right, from time to time, at its sole discretion, to provide iASPEC with capital support either as an entrustment of funds to iASPEC, or as an advance to Mr. Lin, as iASPEC’s shareholder, for the sole purpose of making a capital contribution to iASPEC for use in the business of iASPEC; provided that, any such advance for capital contribution will be evidenced by an “advance agreement” in the form attached to the amended and restated MSA; and

  IST agreed that it will not interfere in any business of iASPEC covered by iASPEC’s State Secret related Computer Information System Integration Certificate, including but not limited to, seeking access to relevant documents regarding such business; provided, however, that iASPEC agreed that it will cooperate with the requests of the Company as necessary to comply with the Company’s reporting obligations to the SEC.

In addition, during the term of the amended MSA, certain material actions with respect to iASPEC will require the affirmative vote of the majority of the Board of Directors of the Company, including the affirmative vote of at least one member of which who is not employed by IST, iASPEC, or any affiliate of either of them. Such material actions include: (a) the nomination, appointment, election or replacement of any members of any Board of Directors of iASPEC (who must be a citizen of the PRC); (b) the approval of any profit distribution plan and loss compensation plan; (c) any merger, division, change of corporate form, dissolution or liquidation of iASPEC; (d) any loan or advance or other payments or transfers of funds from IST to iASPEC; (e) any declaration of any dividend or any distribution of profits by iASPEC; (f) the formation or disposition of any subsidiary by iASPEC, or the acquisition or disposition of any equity interest or other interest in any other entity by iASPEC; (g) any corporate borrowing or lending by iASPEC except for routine extension of terms to trade creditors; (h) the encumbrance of any of the assets of iASPEC under any lien, except in the ordinary course of business; (i) any change in the methods of accounting or accounting practices of iASPEC; (j) any change in the scope of business of iASPEC, or any decision to engage in any type of business other than those engaged in by iASPEC as of the date of the agreement or (k) any agreement to do any of the foregoing.

Acquisitions

On November 7, 2007, we acquired 100% of the equity interests of ISSI, and its PRC operating subsidiary, ISS, for which we paid approximately $7.1 million in cash and issued 883,333 shares. On July 16, 2012, ISSI and iASPEC entered into an equity transfer agreement, pursuant to which ISSI agreed to transfer 100% of its equity interest in ISS to iASPEC for a purchase price of RMB 53.98 million (approximately $8.57 million).

On February 1, 2008, we acquired 100% of the equity interests of ISIID, and its PRC operating subsidiary, Bocom, for a purchase price of approximately $18,000,000. We paid approximately $9,000,000 of the purchase price in cash and the remaining $9,000,000 was paid in 1,125,000 shares.

On April 7, 2008, iASPEC acquired Geo, pursuant to (1) a share purchase and increased capital agreement, dated as of February 16, 2008, by and among iASPEC, Wuhan Wuda Venture Capital Co., Ltd., Song Ai Hong and Geo, for the purchase of 46% of Geo for a purchase price of approximately $4,819,000, and (2) a share purchase agreement, dated as of February 16, 2008, between iASPEC and Li Wei, for the purchase of 2.4% of Geo for a purchase price of approximately $666,700. On September 3, 2010, Geo increased its registered capital from RMB 60,000,000 (approximately $8,849,680) to RMB 79,200,000 (approximately $11,681,588). The RMB 19,200,000 (approximately $2,831,900) increase was contributed by iASPEC and a group of new shareholders, consisting of the management teams of both GEO and iASPEC, including Mr. Jiang Huai Lin, our chief executive officer. As a result of the capital increase, the equity interest owned by iASPEC in Geo was reduced from 57% to 52.54%, and the management teams of Geo and iASPEC now hold 11.02% of the equity interest in Geo.

On October 31, 2008, we completed the acquisition of Kwong Tai International Technology Limited, a Hong Kong company, or Kwong Tai, and its PRC operating subsidiary, Zhongtian, from Wide Peace International Investments Limited, or Wide Peace, for a purchase price of $16,500,000. We paid $9,900,000 (approximately RMB 67,617,000) in cash and the remaining $6,600,000 was paid in 1,280,807 shares.

Wide Peace was obligated to return 355,164 of the purchased shares to us if Zhongtian did not attain an audited minimum after tax net income, or ATNI, of $2,200,000 for fiscal year 2009, and an additional 355,164 of the shares if Zhongtian did not attain an audited minimum ATNI of $2,860,000 for fiscal year 2010. The 2009 and 2010 targets were met by Zhongtian. On May 5, 2011, Kwong Tai and iASPEC entered into an equity transfer agreement, pursuant to which Kwong Tai agreed to transfer 100% of its equity interest in Zhongtian to iASPEC for a purchase price of RMB 20,240,650 (approximately $3,113,946). On December 29, 2011, Zhongtian’s registered capital was increased by RMB 7,470,000 (approximately $1,175,778) from RMB 33,240,650 (approximately $5,232,078) to RMB 40,710,650 (approximately $6,407,856). This contribution was made by members of the management of Zhongtian, including Mr. Jiang Huai Lin, our chief executive officer. As a result of the capital increase, the equity interest owned by iASPEC in Zhongtian was reduced from 100% to 81.65%, and members of the management of Zhongtian now hold 18.35% of the equity interest in Zhongtian.

On October 1, 2009, we completed the acquisition of HPC and its PRC operating subsidiary, Huipu, from Ms. Rita Kwai Fong Leung for a purchase price of $16,000,000. We paid $8,000,000 (approximately RMB54,640,000) of the purchase price in cash and the remaining $4,000,000 in 1,101,930 shares. We were also obligated to issue and deliver to Ms. Leung up to an additional 1,101,930 shares of our common stock in accordance with certain make good provisions agreed to between the parties if HCP attained certain audited consolidated ATNI thresholds for fiscal years 2010 through 2012. On August 26, 2011, the parties entered into an amendment to the purchase agreement, pursuant to which we waived the requirement for HPC to attain the ATNI thresholds for fiscal years 2011 and 2012 and we agreed to issue 344,353 shares to Ms. Leung in consideration of termination of employment of Ms. Leung and certain other members of HPC’s management with immediate effect and a release of all claims Ms. Leung and the related members of HPC’s management have or may have against us. The parties agreed that the termination of the relationship will put us in a better position to execute our management strategies related to HPC.

Corporate Structure

The following diagram illustrates our corporate structure as of the date of this annual report.

China Information Technology, Inc.
(British Virgin Islands)
100%
China Information Technology (Nevada), Inc.
(Nevada, U.S.)
100%
China Information Technology Holdings Limited
(British Virgin Islands)
100%
CNIT Display Technology Holdings Limited
(British Virgin Islands)
100%
Information Security Tech. (HK) Limited (Hong Kong)
100%
HPC Electronics (China) Limited (Hong Kong)
100%
Information Security Intl. Investment & Development Ltd. (Hong Kong)
100%
Information Security Software Investment Ltd. (Hong Kong)
100%
Information Security Technology (China) Company, Ltd. (People's Republic of China)
100%
Huipu Electronics (Shenzhen ) Co., Ltd. (People's Republic of China)
100%
Shenzhen Bocom Multimedia Display Technology Co., Ltd. (People's Republic of China)
VIE
iASPEC Software Co., Ltd. (People's Republic of China)
100%
Dongguan Information Security Technology Co., Ltd. (People's Republic of China)
100%
Information Security Software (China) Company Ltd. (People's Republic of China)
78.21%
Shenzhen Iaspec Zhongtian Software Co., Ltd. (People's Republic of China)
52.54%
Wuda Geoinformatics Co., Ltd. (People's Republic of China)

Principal Capital Expenditures and Divestitures

In fiscal years 2012, 2011 and 2010, our total capital expenditures were $5.66 million, $18.63 million and $61.01 million, respectively. Such expenditures were primarily used for purchase of long lived assets. We will continue to make capital expenditures in our integrated hardware, software, and internet solution initiatives and make divestitures in our non-core business segments such as the traditional liquid crystal display product segment.

B. Business Overview

General

We are a leading provider of information and display technologies in the PRC. We provide a broad portfolio of software, hardware and fully integrated solutions to customers in a variety of technology sectors including Geographic Information Systems, or GIS, Digital Public Security Technologies, or DPST, Digital Hospital Information Systems, or DHIS, education, media, and consumer products.

We were founded in 1993 and are headquartered in Shenzhen, China. As of December 31, 2012, we had approximately 1,438 employees and 22 sales offices nationwide.

Our customers are mostly public sector entities that use our products and services to improve the service quality and management level and efficiency of public security, traffic control, fire control, medical rescue, border control, and surveying and mapping. Our typical customers include some of the most important governmental departments in China, including the Ministry of Public Security, the public security, fire fighting, traffic and police departments of several provinces, the Shenzhen General Station of Exit and Entry Frontier Inspection, and several provincial personnel, urban planning, civil administration, land resource, and mapping and surveying bureaus. Over the past several years, we have diversified our customer base beyond our local reach. In the future, we expect to continually expand our market and product offerings in the public and other sectors, through geographic expansion and enhancement of our technical capabilities.

We generate revenues through the sale of our software and hardware products, through our fully integrated total solutions, and through the provision of related support services. A significant portion of our operations are conducted through iASPEC, our variable interest entity. iASPEC is a PRC domestic company owned by Mr. Jiang Huai Lin, our Chairman and Chief Executive Officer, who is a PRC citizen and resident. iASPEC is able to obtain governmental licenses that are restricted to PRC entities that have no foreign ownership. These licenses allow iASPEC to perform Police-use Geographic Information Systems, or PGIS, services for PRC governmental customers. Under our MSA among our subsidiary, IST, iASPEC and Mr. Lin, IST is entitled to receive 95% of the net received profit of iASPEC during the term of the agreement, less costs and expenses related to sales and operations, and accrued but uncollected accounts receivable. In fiscal years 2012, 2011 and 2010, 44.6%, 47.1% and 39.1% of our revenues, respectively, were generated under this exclusive commercial arrangement with iASPEC.

We report financial and operating information in the following two segments:

(1)

Information Technology, or IT, segment — The IT segment includes revenues from products and services surrounding a variety of our software core competencies, currently primarily in GIS, DPST and DHIS. IT segment revenues are generated from the sales of software and system integration services, as well as hardware other than display products.

(2)

Digital Technology, or DT, segment — The DT segment includes revenues from products and services surrounding our display technology core competencies, currently primarily in GIS, DPST, education, media, and consumer products. DT segment revenues are generated from sales of hardware and total solutions of hardware integrated with proprietary software and content, as well as services.

Industry Overview

General

Over the past two decades, the PRC government has encouraged the development and use of new technologies for information and communication, or ICTs, and their application in all spheres of government, industry, education and culture. The term “Informatization” or “xinxihua” has been coined in China to describe the overall process of ICT application in China and has in recent years become a linchpin of central and many local economic development strategies.

As a part of the Informatization process, the PRC government has launched a series of online programs to accelerate its pace of implementing and using information technology. For example, the Golden Shield Program promotes the use of information technology for public security services. The Public GIS platform aims to integrate the functions of multiple government departments by using the GIS technology. The Golden Health Program strives to improve the efficiency of public health management by using digital hospital technologies. All these initiatives are of top priority to the Chinese government and are driving the demand for our product offerings.

Global GIS Industry

The GIS field is a rapidly growing field that identifies data according to location. GIS incorporates geographical features with data in order to assess real world problems. In the strictest sense, a GIS is a computer system capable of capturing, storing, analyzing, and displaying geographically referenced information. The term GIS also includes the procedures, operating personnel, and spatial data that go into the system.

The power of a GIS comes from the ability to relate different information in a spatial context and reach a conclusion about this relationship. Most of the information we have about our world contains a location reference, placing that information at some point on the globe. However, GIS can be used to emphasize objects on a map, their absolute location on the Earth’s surface and their spatial relationships, in a series of attribute tables—the “information” part of a GIS. For example, while a computer-aided mapping system may represent a road simply as a line, a GIS may also recognize that road as the boundary between wetland and urban development between two census statistical areas. A GIS, therefore, can reveal important new information (such as whether features intersect or whether they are adjacent) that leads to better decision making or solutions.

Data Capture and Integration — In order to utilize a GIS, data must be directly entered into (or captured by) a GIS in digital form, that is, in a form the computer can recognize. A GIS can also convert existing digital information, which may not yet be in map form, into forms it can recognize and use. Map data may also be created by (1) digitizing maps by hand-tracing with a computer mouse on the screen or on a digitizing tablet to collect the coordinates of features, (2) using electronic scanners to convert maps to digits, or (3) uploading coordinates from Global Positioning System, or GPS, receivers into a GIS. Once a time-consuming process, the data capture process is now made easier by the development in the GIS industry of software tools to automatically extract features from satellite images or aerial photographs and create databases in map form for use in a GIS.

Information Retrieval and Data Output — With a GIS you can “point” at a location, object, or area on the screen and retrieve recorded information about it from off-screen files. For example, using scanned aerial photographs as a visual guide, you can ask a GIS about the location of a fire, analyze the area around the fire and determine conditions of adjacency (what is next to it), containment (what is enclosed by it) and proximity (how close is something to it).

Another critical component of a GIS is its ability to produce graphics on the screen or on paper to convey the results of analyses to the people who make decisions about resources. Wall maps, Internet-ready maps, interactive maps and other graphics can be generated, allowing decision makers to visualize and thereby understand the results of analyses or simulations of potential events.

Components of GIS

Hardware — Hardware comprises the equipment needed to support the many activities ranging from data collection to data analysis. A central piece of the equipment is a workstation, which runs the GIS software and is the attachment point for the equipment. Data collection efforts can also require the use of a digitizer for conversion of hard copy data to digital data and a GPS data logger to collect the field. The use of handheld field technology is also becoming an important tool in GIS. With the advent of web-enabled GIS, web servers have become an important piece of equipment for GIS.

Software — Different software packages are important for GIS. Central to this is the GIS application package. Such software is essential for creating, editing and adding spatial and attributed data, therefore these packages contain a myriad of functions inherent to them. Extensions or add-ons are software that extends capabilities of the GIS software package. Component GIS software is the opposite of application software. Component GIS seeks to build software applications that meet a specific purpose and thus are limited in their spatial analysis capabilities. Utilities are stand-alone programs that perform a specific function. For example, a file format utility that converts from one type of GIS file to another. There is also web-GIS software that helps serve data through Internet browsers.

Data — Data is the core of any GIS. There are two primary types of data that are used in GIS, data in geodatabases and attribute data. A geodatabase is a database that is in some way referenced to locations on earth. Geodatabases are grouped into two different types: vector and raster. A vector image is stored as geometric objects, such as lines and arcs, which are drawn between specific coordinates. If you magnify a vector image you see the lines more accurately, and the line edges stay smooth. A raster image is made up from pixels, like the picture obtained from a scanner, or the screen image on a computer monitor, and has a finite amount of detail which is dependent upon the image size and resolution. However, the closer one looks at a raster image the coarser it appears and one does not see any extra detail. Vector drawings are utilized in GIS and other applications where accuracy is important. Usually coupled with this data is data known as attribute data. Attribute data are data that relate to a specific, precisely defined location. The data are often statistical but may be text, images or multimedia. These are linked in the GIS to spatial data that define the location.

People — Well-trained people knowledgeable in spatial analysis and skilled in using GIS software are essential to the GIS process.

Public Sector Use of GIS

GIS can be used by the public sector in the following ways:

Pubic Safety and Emergency Response Planning — GIS technology gives public safety personnel the ability to manage and analyze large amounts of location-based information. Data (including files from legacy systems) can be stored in a geodatabase and used to visualize spatial relationships and reveal trends critical to public safety response and planning. Computer-generated maps can be shared across a network or the Internet with multiple agencies to coordinate efforts and maximize resources.

Law Enforcement — GIS software uses geography and computer-generated maps as an interface for integrating and accessing massive amounts of location-based information. GIS allows law enforcement and criminal justice personnel to effectively plan for emergency response, determine mitigation priorities, analyze historical events, and predict future events. GIS can also be used to get critical information to emergency responders upon dispatch or while en route to an incident to assist in tactical planning and response. While law enforcement agencies collect vast amounts of data, only a very small part of this information can be absorbed from spreadsheets and database files. GIS provides a visual, spatial means of displaying data, allowing law enforcement agencies to integrate and leverage their data for more informed decision-making.

Public Works and Development — Use of GIS software in public works improves efficiency and productivity to better serve citizens. For example, GIS applications are in demand in connection with the construction of the Pan Asia Railway and development of the Meigong River and Tumen River in northwestern China. Such public works systems could use GIS to connect all divisions in a public works department from engineering to accounting, which streamlines work flows, asset management, operations, and planning. Using a GIS throughout the department allows all sections to share and easily access geographic data. GIS promotes data integrity and facilitates better communication and decision-making throughout the organization.

Economic Development — GIS may be used to foster economic development. Agencies could work to advance the quality of life and strengthen the economic base of their region by retaining and growing existing businesses and attracting new investment.

Urban Planning and Site Selection — Information regarding a proposed site for parcel zoning, transportation planning, waste disposal or other use may be combined and manipulated in a GIS to address planning and natural resource issues (such as the location of a water well near a proposed waste disposal site) to guarantee the quality of life for everyone in livable communities. Planning agencies have realized the power of enterprise GIS to identify problems, respond to them efficiently, and share the results with the public.

GIS Industry in China

GIS is becoming an increasingly important component of business, healthcare, security, government, trade, media, transportation and tourism industries and operations in China. GIS software is playing an increasingly strategic role for the Chinese government to increase its efficiency and enable the geographic information consolidation for information sharing and exchange, and for Chinese companies to analyze and manage business operations. GIS has been put to use in many spheres by the Chinese public and private sectors, including land survey, mineral exploitation, water conservancy and environmental protection. It also has applications in power generation, mapping, telecommunication, and the management of public administration and public services.

According to the National Administration of Surveying, Mapping and Geoinformation of China, the GIS industry in China was valued at RMB 200 billion in 2012. China’s GIS software market by itself was valued at RMB 11.7 billion in 2012. It was further expected that this market would grow by 30% over the next 5 years.

Our Growth Strategy

Our objective is to be the leading provider of integrated solutions for both our IT business and our DT business, which provides primarily high-end digital display products, integrated software and related services specialized for GIS, DPST, education, media, and other various industry uses.

Our intelligence solutions can help organizations make more insightful decisions and improve the efficiency of their internal processes. Our strategy for achieving this objective includes the following key elements:

  Expand geographic footprint to cover all major markets in China. We intend to leverage our strengths to expand into new geographic markets. For the fiscal year ended December 31, 2012, approximately 50.2% of our total revenue was generated through our operations in Guangdong Province. We manage our nationwide operations in strategic development areas in China’s south, north, east, center, southwest, northwest, and northeast. We have established offices in Guangzhou, Beijing, Wuhan, and Hunan Province, and Xinjiang Uyghur Autonomous Region, and work through representatives in Nanning (Guangxi Province), Dongguan (Guangdong Province), Chongqing Municipality, Nanjing (Jiangsu Province), Harbin (Heilongjiang Province), Shandong Province, and other cities and provinces in China. Our nationwide distribution network in China covers 32 provinces and provincial cities throughout China. We believe that expanding our presence in new geographic areas will allow us to increase our cross-selling opportunities for our product and service offerings.

  Strengthen R&D capability to enhance and expand core products and further penetrate customer base. To provide our clients with innovative solutions, we expect to offer additional value-added services and add-ins to our current platform through continuous research and development, to enhance our product and service offerings and to maintain our leadership position in our core areas of focus.

  Continue to maintain our leading position in the GIS and public security technology market. We plan to leverage our strong industry reputation and brand recognition to obtain new customers and new projects from existing customers.

  Expand into the private sector. We are witnessing market readiness to adopt our IT and DT solutions that used to serve highly specialized activities of public agencies. As the private sector grows in technological sophistication, we plan to penetrate into this new sector of the market with both IT and DT solutions.

  Move up the value-chain. As we integrate our core competencies within our software and display technology groups we are creating innovative multifunctional products that can open up whole new markets for us. For example, our industry leading interactive digital education system (IT-Pad) and our multifunctional digital display products (DS-Pad) will help us to transition our DT segment away from low-margin LCD TV products and into the more high value and differentiated product markets.

We expect to execute these key elements of our growth strategy through a combination of investments in internal initiatives. Internal initiatives will focus on expanding capacity and enhancing our technology and services capabilities.

Our Products and Services

Through the operations of our China-based subsidiaries and the subcontracting services provided for under our MSA, we are a provider of products and integrated solutions for China’s IT and DT markets in GIS, DPST, DHIS, education, media, and consumer products.

Geographic Information Systems (GIS) Software Services and Operations

We provide system management and support services in connection with our PGIS platform. The PGIS platform is a set of GIS solutions that was developed by iASPEC and licensed exclusively to us, for use in creating, editing and adding data to our customers’ systems. The PGIS platform allows us to provide our law enforcement customers with different services, including specialized mapping services, positioning services, messaging services and services which monitor access to their GIS by users of different levels. We offer the PGIS platform with a full complement of services, including providing basic map image data from the GIS and specific data in connection with that map image (such as a bus stop), a consolidation of both basic data and specific data services for data inquiry services, and application system services, which is the application of consolidated services to a specific service requirement, such as the position of a police officer in the field.

We also provide application interface services which ensure that our PGIS platform is equipped to interact with other programs to the benefit of our customers. The data from different law enforcement command systems can be integrated with our PGIS platform to provide our law enforcement customers with more robust communication and location information. Typically, our platforms are integrated with the City Emergency Commanding System, the Police Resource Consolidated Management System, the Residence Management System, the Internet Surveillance System, the Traffic Commanding System, the Criminal Investigation System and the City Surveillance System. Our core PGIS technology has been selected for use in the Ministry of Public Security’s PGIS Project, which when complete, is expected to standardize and interconnect all PGIS systems in China.

In the Civil-use GIS sector, we have obtained the highest level of qualifications (some of them are mentioned in the sections under the heading “Competition—High Barriers to Entry” and “Regulation” below) with the widest range of applications, through its affiliation with Geo. In addition, Geo’s copyrighted GIS software, “Geostar,” has been widely applied in many mission-critical projects covering national defense, surveying and mapping, land resource, city planning and electricity. Management believes that these qualifications and intellectual property have positioned the Company to benefit for the next few years from the PRC government’s recent emphasis on and promulgation of favorable policies to encourage more applications of domestic-grown GIS software.

In January 2010, China’s State Bureau of Surveying and Mapping announced its plan to build a National Geographic Information Public Service Platform. The whole program will include the construction of one national level master node, 31 provincial level nodes, and 333 city level nodes throughout China, and each city level node will centralize approximately 20 local government departments’ different applications. This program aims to improve the capability and efficiency of geographic information public service, and optimize the utilization of national geographic information resources in China. The whole program will be completed in 5 years.

Digital Public Security Technology (DPST)

First Responder Coordination Platform — The First Responder Coordination Platform is a software program which integrates the contact numbers for general police, fire, traffic and other related government organizations into one contact number and enables these agencies to consolidate and improve their public emergency response. Through this platform, our public security customers are able to command and coordinate joint responses to provide the public with immediate, efficient and reliable assistance. The PRC government, through its “Police Force Technology Reinforcement” initiative, has mandated the adoption of the first responder system to consolidate and improve public emergency response. Approximately 660 cities across China are expected to initiate the deployment of their coordinated emergency response platforms, creating significant opportunities for us.

Intelligent Recognition Systems — Our Intelligent Recognition product is used by the Ministry of Public Security for effective border control management. The Recognition System stores biometric information, such as finger-prints and facial features from passengers in a database and integrates it with infrared and license plate recognition technologies to enable the automation of border control checkpoints for faster and more accurate processing of passengers, while at the same time helping to safeguard borders from stowaways, and greatly improving overall efficiency and the effectiveness of border control management. The rapid development of China in recent years has also led to growing passenger traffic across its borders, which reached over 200 million people in 2012. To address the increasing requirement and faster and more accurate checkpoint processing of passenger traffic, Exit and Entry Frontier Stations throughout China are in the process of implementing their own intelligent border control systems. These systems can also be used to strengthen port control and surveillance in China’s over 200 air, sea and land ports and have many alternative private sector applications, including the management and control of stadium attendance, parking lot traffic, work attendance and toll road traffic.

Residence Card Information Management System — This system is designed to apply the latest information technology to automate the Shenzhen Residence Card System, and will integrate with police GIS systems. Through an integrated information transfer platform, the system will facilitate several social programs, including social welfare management, education management, and house rental service management. Various government and functional departments can access information regarding the immigrant population in the system to improve work efficiency and increase managing capability. In the near future, the system may be expanded to be compatible with other applications, such as medical, personal credit history, and driving records. In many mid-to-large cities, the population of recent immigrants from rural areas exceeds the resident population. As a key pilot project for the Ministry of China Public Security, our Residence Card information Management System will be deployed in Shenzhen first for evaluation.

Digital Hospital Information Systems (DHIS)

We provide various hospital information management software and solutions, such as Medical Case Statistics Software and Electronic Medical Case Management System, to help build modern, scientific and digital hospitals. Our products have been widely used to efficiently manage hospital fiscal information, clinic information, medical technologies, equipment and inventory, as well as comprehensive hospital information.

Medical Case Statistics Software serves the growing demand for digital hospital and electronic medical record systems in China. Medical records, including health examinations, medical care, immunity or infectious diseases, will be integrated into one centralized system so that doctors within the network can review a patient’s complete medical history. Such digital hospital systems are expected to reduce medical errors and improve the efficiency of delivering healthcare services, so as to benefit patients, while helping to minimize medical claims fraud. Our Medical Case Statistics Software can also be used to provide public health authorities with an integrated command and decision system for public health and disease control.

Our Electronic Medical Case Management System is able to integrate Hospital Information System, Laboratory Information System, Picture Archiving & Communication System, Radiology Information System and Corporate Identity System, to digitize all clinic information. The System also provides access interfaces with related agencies such as Social Insurance and Bank.

Display Technology

After years of effort, we have developed new digital display technologies products embedded with our industry-leading software development and customization capabilities. We expect in 2013 to continue to introduce more valued-added features to our portfolio of advanced digital technology products including:

CNIT IT-Pad — The CNIT IT-Pad is a display device with a built-in, customizable computer, and a digital high-definition touch-screen. The CNIT IT-Pad is tailored for “Interactive Teaching” and is intended to provide innovative and multimedia-rich interactive education and conferencing tools for our customers.

CNIT DS-Pad — The CNIT DS-Pad is a type of multimedia advertising device that can display compelling advertisements by means of video, animation, pictures and text. The CNIT DS-Pad comes in various sizes, with screens ranging from 15 to 82 inches. The product is also customizable to fit different needs, with styles including free-standing or wall-mountable, indoor or outdoor, and with traditional or touch-screen technology.

Product Warranty

We usually offer a one-year service warranty for our system integration services. The warranty includes support services, minimal updates and system maintenance. In our experience the cost of providing this warranty has been immaterial. We also offer warranties for our hardware sales, but the suppliers of such hardware provide the final warranty services.

Sales and Marketing

We develop new business by identifying and contacting potential new customers and through referrals, or as a result of new customers contacting us because of our strong brand recognition and reputation in the industry. We strengthen our market presence through various types of marketing campaigns, such as participating in exhibitions, trade fairs and seminars, developing distributors and dealers, and presenting solutions to prospective customers. We participate in several domestic and international trade fairs such as the China High-Tech Fair in Shenzhen and the e-Gov China Fair and the China Education Devices Exhibition in Beijing. We also participate in seminars held by Esri, IBM, and other prominent market participants each year, to raise our recognition and promote our products. These trade fairs not only promote our reputation, but also our brand name.

Customers

In fiscal years 2012, 2011 and 2010, no single customer represented 10% or more of our total revenue. The following tables provide revenue by our major customers for the years ended December 31, 2012, 2011 and 2010.

Year 2012
	Revenues	% of
	(Thousands)	Revenues
Shenzhen Municipal Public Security Bureau Information Office	$4,277	5%
Anhui Spaceflight Information Technology Co., Ltd	3,338	4%
AnHui Iflytek Intelligent System Co., Ltd	2,448	3%
ATC International Limited	2,162	2%
SMIT Visual Supplies	2,138	2%
TOTAL	$14,363	17%

Year 2011
	Revenues	% of
	(Thousands)	Revenues
Changfeng Technology Industrial Group	$7,016	6%
Shenzhen Huipuchaungxin Technology Limited	4,142	4%
Shenzhen Huipukaichuang Technology Limited	3,846	3%
Shenzhen Municipal Public Security Bureau Information Office	2,768	2%
Jincheng Municipal Public Security Bureau, Shanxi Province	2,325	2%
TOTAL	$20,097	17%

Year 2010
	Revenues	% of
	(Thousands)	Revenues
Shenzhen Municipal Public Security Bureau Information Office	$7,017	4%
Shenzhen Municipal Public Security Bureau Residence Card Program Office	6,946	4%
Shenzhen Huipuchaungxin Technology Limited	5,578	3%
Guangzhou Municipal Public Security Bureau ,Guangdong Province	4,955	3%
Changfeng Technology Industrial Group	4,288	3%
TOTAL	$28,784	17%

Competition

The markets for the GIS, DPST and DHIS sectors in China have developed in recent years but are still in an emerging stage. There are currently only a few key players engaged in each of these fields. In the PGIS area, Beijing Founder Digital Company Limited and Beijing Easymap Information Technology Co., Ltd. are two important competitors. In the GIS platform software business, we consider Esri, Super Map Software Co., Ltd., or SuperMap, and Zondy Cyber Group Co., Ltd., or Zondy Cyber, as meaningful competitors. In the DHIS sector, our main competitors include Neusoft Corporation, or Neusoft, and DHC Software Company Limited, or DHC Software.

In the digital display field, we believe that we have become a leading supplier in China. Only a few major players in this market have comparably strong hardware and software capabilities.

We believe that we will be able to effectively compete with these companies in the future. We believe that our pioneering solutions, our ongoing customer relationships and our reputation for success in the industry have enabled us to maintain our competitive advantages.

We believe the following are our key competitive strengths.

  Broad and Growing Portfolio of Software and Services. We offer our customers a growing portfolio of software and services offerings in each of the two segments and four categories in which we operate. We are therefore able to provide multiple integrated solutions for our clients. Public entities use our core products to incorporate ever- growing data into their decision-making processes to drive more effective results. Through our platforms, our customers can develop customized applications, which can be extended across their agencies to support a variety of needs and generate more valuable insights. As a complement to these offerings, we offer related services, such as application development, software upgrades, follow-on phases, and systems integration, which help our customers quickly implement and customize our solutions.

  Successful Implementation of High Profile Contracts. Our management team has a proven track record of successful implementation of high profile government contracts in China. This track record has enabled us to expand our customer base, which has grown beyond its historical geographic area in the Guangdong province and now includes customers in over 32 provinces throughout China. We have completed numerous high-profile mission-critical projects related to our core DPST, GIS and DHIS businesses, including the Police-use GIS for the 2010 Shanghai Expo, the security system for the 2011 Shenzhen Summer Universiade, the intelligent traffic management system for the 2010 Guangzhou Asian Games, the Police-use GIS for 15 major cities under China’s National PGIS Standardization Project, and the exclusive contract with the Guangdong Department of Health for our patented Medical Case Statistics (MCS) software to be rolled out to 2,000 hospitals within the province. In 2010, our proprietary Geoglobe and Geostar was selected by China’s State Grid Corporation as the sole domestic GIS software provider for the build-out of the Smart Grid project; China’s newly released state-sponsored online mapping service “Map World” are entirely run on our GIS platform software. In addition, all of our operating entities have been awarded the National High-Tech Enterprise Status, which allows us to receive significant benefits including lower income tax rate, government subsidies, etc. In 2011, we were ranked among Deloitte Technology Fast 500 Asia Pacific for the fourth consecutive year and were named 13th among 2010 Forbes China Best SMEs.

  High Barriers to Entry. We believe our qualifications, our successful contract implementation record, and the high cost of switching to other providers provide us with a “first mover” advantage in the PRC market and pose high barriers to entry for our potential competitors. Examples of our unique position in our industry, particularly the PGIS sector, include our government-sponsored Internet-based global mapping project, Map World Platform, and essential permits and qualifications in China, including iASPEC’s Computer System Integration Level 2 license from the PRC Ministry of Information, the Information System Security Service qualification from Guangdong Province, and a State Secret-related Computer Information Integration Certificate, and Geo’s Level A Certificate of Surveying and Mapping. As discussed above, we are gaining wider market recognition from our successful contract execution record. In addition, after investing in our systems, our existing customers have a strong incentive to purchase follow-on phases from us in order to expedite implementation and save costs.

Intellectual Property

Our success depends, in part, on our ability to maintain and protect our proprietary technology and to conduct our business without infringing on the proprietary rights of others. We rely primarily on a combination of copyrights, patents, trademarks and trade secrets, as well as employee and third-party confidentiality agreements, to safeguard our intellectual property.

As of December 31, 2012, we had 212 registered and copyrighted software products and had 14 applications pending, and held 33 patents.

We protect our know-how and technologies through confidentiality provisions in the employment contracts we enter into with our employees. In addition, our engineers are generally divided into different project groups, each of which generally handles only a portion of the project. As a result, no one engineer generally has access to the entire design process and documentation for a particular product.

Regulation

Because all of our operating entities are located in the PRC, we are regulated by the national and local laws of the PRC. This section summarizes the major PRC regulations relating to our business.

Permits and Certificates

Our PRC subsidiary IST is a Shenzhen City Software Enterprise and holds ISO 9001:2000 Certification, Maturity Level 2 of Capability Maturity Model Integration and National High-Tech Enterprise. However, fulfillment of certain PGIS contracts with PRC Government customers is restricted to entities possessing the necessary government licenses and approvals which IST does not have.

Through our exclusive commercial arrangements with iASPEC, we benefit from the following governmental licenses and permits previously awarded and currently held by iASPEC:

Name	Grant Date and Duration
Computer System Integration Level II Qualification from PRC Ministry of Information	June 11, 2010 – June 10, 2013
Software Enterprise Certificate	June 29, 2005 (subject to annual renewal)
Guangdong Province Computer Information System Security Service Level II Qualification	July 29, 2010 – July 29, 2014
Technical Service Certificate in Operation and Maintenance of Shenzhen Information System	December 1, 2011 – December 1, 2013
Guangdong Province Security Technology Surveillance System Design, Implementation and Repair Level I Qualification	March 26, 2011 – March 26, 2014
ISO 9001:2000 Certification	April 14, 2011 – April 13, 2014
Registered Certificate of Customs Declaration by Consignee in Importing and Exporting Goods	December 24, 2012 – December 24, 2015
National High-Tech Enterprise	December 31, 2001 (subject to annual renewal)

In addition, our PRC operating subsidiaries hold the following certifications and qualifications:
Name	Grant Date and Duration	Company
ISO 9001:2000 Certification	September 26, 2010 – September 25, 2013	IST
National High-tech Enterprise	June 27, 2012 (subject to annual renewal)	IST
Shenzhen Software Enterprise Certificate	June 30, 2012 - June 29, 2013	IST
EMS Certificate	April 27, 2012 - April 26, 2015	IST
National High-tech Enterprise	September 6, 2010 – September 5, 2013	ISS
Guangdong Province Security Technology Surveillance System Design, Implementation and Repair Qualification	August 24, 2011 – August 23, 2013	ISS
ISO 9001:2000 Certification	March 11, 2010 - March 12, 2016	ISS
Computer System Integration Level III Qualification from PRC Ministry of Information	August 14, 2011 – August 13, 2014	ISS
Shenzhen Software Enterprise Certificate	June 30, 2012 (subject to annual renewal)	ISS
ISO 9001:2000 Certification	June 29, 2009 - May 22, 2015	Huipu
EMS Certificate	April 15, 2010 - April 14, 2014	Huipu
National High-tech Enterprise	February 23, 2011 - February 22, 2014	Huipu
Integrity Model Enterprise in Guangdong Province	April 20, 2010 (subject to annual renewal)	Huipu
ISO 9001:2000 Certification	February 5, 2012 - February 4, 2013	Zhongtian
National High-tech Enterprise	September 2012 - September 2013	Zhongtian
Computer System Integration Level IV Qualification from PRC Ministry of Information	November 18, 2011 – November 17, 2014	Zhongtian
Shenzhen Self-innovation Products Certificate	January 25, 2011 - January 25, 2014	Zhongtian
Guangdong Province High-tech Products Certificate	January 2011 - January 2014	Zhongtian
Computer Information System Integration Enterprise (Level III) Qualification	May 20, 2010 - May 19, 2013	Wuda Geo
Surveying and Mapping Qualification (Class A ) Certificate	November 3, 2010 – December 31, 2014	Wuda Geo

Taxation

On March 16, 2007, the National People’s Congress of China passed the EIT Law, and on November 28, 2007, the State Council of China passed its implementing rules, which took effect on January 1, 2008. Before the implementation of the EIT Law, foreign invested enterprises, or FIEs, established in the PRC, unless granted preferential tax treatments by the PRC government, were generally subject to an earned income tax, or EIT, rate of 33.0%, which included a 30.0% state income tax and a 3.0% local income tax. The EIT Law and its implementing rules impose a unified EIT of 25.0% on all domestic-invested enterprises and FIEs, unless they qualify under certain limited exceptions. For instance, companies are eligible for a preferential tax rate of 15% if they are approved as High Technology Enterprises by the PRC government.

In addition to the changes to the current tax structure, under the EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a resident enterprise and will normally be subject to an EIT of 25% on its global income. The implementing rules define the term “de facto management bodies” as “an establishment that exercises, in substance, overall management and control over the production, business, personnel, accounting, etc., of a Chinese enterprise.” If the PRC tax authorities subsequently determine that we should be classified as a resident enterprise, then our public holding company’s global income will be subject to PRC income tax of 25%. For detailed discussion of PRC tax issues related to resident enterprise status, see Item 3 “Key information—D. Risk Factors—Risks Relating to Doing Business in China—Under the New Enterprise Income Tax Law, we may be classified as a ‘resident enterprise’ of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC shareholders.”

Foreign Currency Exchange

The principal regulation governing foreign currency exchange in China is the Foreign Currency Administration Rules (1996), as amended (2008). Under these Rules, RMB is freely convertible for current account items, such as trade and service-related foreign exchange transactions, but not for capital account items, such as direct investment, loan or investment in securities outside China unless the prior approval of, and/or registration with, SAFE or its local counterparts (as the case may be) is obtained. Pursuant to the Foreign Currency Administration Rules, FIEs in China may purchase foreign currency without the approval of SAFE for trade and service-related foreign exchange transactions by providing commercial documents evidencing these transactions. They may also retain foreign exchange (subject to a cap approved by SAFE) to satisfy foreign exchange liabilities or to pay dividends. In addition, if a foreign company acquires a company in China, the acquired company will also become an FIE. However, the relevant PRC government authorities may limit or eliminate the ability of FIEs to purchase and retain foreign currencies in the future. In addition, foreign exchange transactions for direct investment, loan and investment in securities outside China are still subject to limitations and require approvals from, and/or registration with, SAFE.

Dividend Distributions

Under applicable PRC regulations, FIEs in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a FIE in China is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reach 50% of its registered capital. These reserves are not distributable as cash dividends. The board of directors of a FIE has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds, which may not be distributed to equity owners except in the event of liquidation.

After-tax profits/losses with respect to the payment of dividends out of accumulated profits and the annual appropriation of after-tax profits as calculated pursuant to PRC accounting standards and regulations do not result in significant differences as compared to after-tax earnings as presented in our financial statements. However, there are certain differences between PRC accounting standards and regulations and U.S. generally accepted accounting principles, arising from different treatment of items such as amortization of intangible assets and change in fair value of contingent consideration rising from business combinations.

In addition, under the EIT Law, the Notice of the State Administration of Taxation on Negotiated Reduction of Dividends and Interest Rates, which was issued on January 29, 2008, the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion, which became effective on December 8, 2006, and the Notice of the State Administration of Taxation Regarding Interpretation and Recognition of Beneficial Owners under Tax Treaties, which became effective on October 27, 2009, dividends from our PRC operating subsidiaries paid to us through our Hong Kong subsidiaries may be subject to a withholding tax at a rate of 10%, or at a rate of 5% if our Hong Kong subsidiaries are considered a “beneficial owner” that is generally engaged in substantial business activities and entitled to treaty benefits under the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion.

Seasonality

The first quarter of the calendar year is typically the slowest season of the year due to the Chinese New Year holiday. During this period, accounts receivable collection is very slow and we also need to prepare for upcoming busier seasons by making payments for inventory

C. Organizational Structure

See “—A. History and Development of the Company—Corporate Structure” above for details of our current organizational structure.

D. Property, Plants and Equipment

All land in China is owned by the state or collectives. Individuals and companies are permitted to acquire rights to use land or land use rights for specific purposes. In the case of land used for industrial purposes, the land use rights are granted for a period of 50 years. This period may be renewed at the expiration of the initial and any subsequent terms according to the relevant Chinese laws. Granted land use rights are transferable and may be used as security for borrowings and other obligations.

Our executive offices are located at 21st Floor, Everbright Bank Building, Zhuzilin, Futian District, Shenzhen, China, for which IST currently has land use rights. Our executive offices consist of approximately 1,200 square meters, all of which are dedicated to administrative office space. We have fully paid the land use fees. Our other property primarily consists of computer equipment, servers, licensed software, some furniture and fixtures. There is no lien on any of our property and we currently do not have any intention to make large scale improvements or developments with respect to these properties.

iASPEC and Bocom lease offices, employee dormitories and factory space in Shenzhen, Guangzhou, Beijing and Wuhan in the PRC, pursuant to lease agreements that will expire on various dates through September 2013. Rent expense for the years ended December 31, 2012, 2011 and 2010, was approximately $415,000, $468,000 and $380,000, respectively.

We believe that all our properties have been adequately maintained, are generally in good condition, and are suitable and adequate for our business.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements. Our actual results may differ materially from those anticipated in these forward-looking statements because of various factors, including those set forth under Item 3 “Key Information—D. Risk Factors” or in other parts of this annual report on Form 20-F. See also “Introductory Notes—Forward-looking Information.”

A. Operating Results

Overview

We are a leading provider of information and display technologies in the PRC. We provide a broad portfolio of software, hardware and fully integrated solutions to customers in a variety of technology sectors including GIS, DPST, DHIS, education, media, and consumer products.

We were founded in 1993 and are headquartered in Shenzhen, China. As of December 31, 2012, we had approximately 1,438 employees and 22 sales offices nationwide.

Our customers are mostly public sector entities that use our products and services to improve the service quality and management level and efficiency of public security, traffic control, fire control, medical rescue, border control, and surveying and mapping. Our typical customers include some of the most important governmental departments in China, including the Ministry of Public Security, the public security, fire fighting, traffic and police departments of several provinces, the Shenzhen General Station of Exit and Entry Frontier Inspection, and several provincial personnel, urban planning, civil administration, land resource, and mapping and surveying bureaus. Over the past several years, we have diversified our customer base beyond our local reach. In the future, we expect to continually expand our market and product offerings in the public and other sectors, through geographic expansion and enhancement of our technical capabilities.

We generate revenues through the sale of our software and hardware products, through our fully integrated total solutions, and through the provision of related support services. A significant portion of our operations are conducted through iASPEC, our variable interest entity. iASPEC is a PRC domestic company owned by Mr. Jiang Huai Lin, our Chairman and Chief Executive Officer, who is a PRC citizen and resident. iASPEC is able to obtain governmental licenses that are restricted to PRC entities that have no foreign ownership. These licenses allow iASPEC to perform PGIS services for PRC governmental customers. Under our MSA among our subsidiary, IST, iASPEC and Mr. Lin, IST is entitled to receive 95% of the net received profit of iASPEC during the term of the agreement, less costs and expenses related to sales and operations, and accrued but uncollected accounts receivable. In fiscal years 2012, 2011 and 2010, 44.6%, 47.1% and 48.6% of our revenues, respectively, were generated under this exclusive commercial arrangement with iASPEC.

Principal Factors Affecting Our Financial Performance

Demand for Software Products and Services

The revenue growth and profitability of our business depend on the overall market demand for software products and related services. Over the past two decades, the PRC government has encouraged the development and use of new technologies for information and communication and their application in all spheres of government, industry, education and culture. The term “Informatization” or “xinxihua” has been coined in China to describe the overall process of ICT application in China and has in recent years become a linchpin of central and many local economic development strategies.

For example, the Golden Shield Program promotes the use of information technology for public security services; the Digital City Program aims to ultimately integrate the functions of multiple government departments by using the GIS technology; the Golden Health Program strives to improve the efficiency of public health care by using digital hospital technologies. All these initiatives are of top priority to the Chinese government and are driving the demand for our DPST, GIS and DHIS offerings.

Taxation

CNIT and CITH were incorporated in the BVI, but are not subject to taxation in that jurisdiction.

CITN is subject to United States tax at a tax rate of 34%. No provision for income taxes in the United States has been made as CITN has no income taxable in the United States.

ISSI, ISIID, and HPC were incorporated in Hong Kong and under the current laws of Hong Kong, and are subject to a Hong Kong Profits Tax of 16.5% .

Under the PRC’s EIT Law, Geo, iASPEC, Bocom, ISS and Zhongtian, are approved as High Technology Enterprises and are subject to EIT at a rate of 15%. Huipu is subject to EIT at a rate of 15%. IST benefitted from a two-year tax exemption, followed by a 50% exemption for three years, retroactive to as of January 1, 2007. 2011 was the fifth year that IST was entitled to the tax holiday and subject to a favorable tax rate of 12%. For 2012, IST was subject to EIT at a rate 25% .since its certificate of High Technology Enterprises was expired in year 2012.

Business Segment Information

Segment information is consistent with how management reviews the businesses, makes investing and resource allocation decisions and assesses operating performance. Transfers and sales between reportable segments, if any, are recorded at cost.

In connection with the changes in our business portfolio and realignment of management, management conducted a review of our operating business segments during the first quarter of 2011. The review resulted in a change of our segment reporting.

Our new segment reporting, which has been used for all periods presented, follows the organizational structure reflected in our internal management reporting systems, which are the basis for assessing the financial performance of the business segments and for allocating resources to the business segments.

We report financial and operating information in the following two segments:

(1)

IT segment — The IT segment includes revenues from products and services surrounding a variety of our software core competencies, currently primarily in GIS, DPST and DHIS. IT segment revenues are generated from the sales of software and system integration services, as well as hardware other than display products.

(2)

DT segment — The DT segment includes revenues from products and services surrounding our display technology core competencies, currently primarily in GIS, DPST, education, media, and consumer products. DT segment revenues are generated from sales of hardware and total solutions of hardware integrated with proprietary software and content, as well as services.

For more information regarding our operating segments, see Note 16 (Consolidated Segment Data) to our audited consolidated financial statements included elsewhere in this report.

Results of Operations

Comparison of Years Ended December 31, 2012 and 2011

The following table sets forth key components of our results of operations for fiscal years ended December 31, 2012 and 2011, both in dollars and as a percentage of our revenue.

	December 31, 2012		December 31, 2011
		% of		% of
	Amount	Revenue	Amount	Revenue
Revenue	$86,377,455	100.00%	$114,535,553	100.00%
Costs of revenue	65,877,975	76.27%	70,216,049	61.31%
Gross profit	20,499,480	23.73%	44,319,504	38.69%
Administrative expenses	(64,609,752)	(74.80)%	(22,785,631)	(19.89)%
Research and development expenses	(4,951,166)	(5.73)%	(4,483,754)	(3.91)%
Selling expenses	(9,786,220)	(11.33)%	(7,522,986)	(6.57)%
Impairment of goodwill	(26,832,255)	(31.06)%	-	-
(Loss) income from operations	(85,679,913)	(99.19)%	9,527,133	8.32%
Subsidy income	1,709,246	1.98%	1,939,787	1.69%
Other (loss) income, net	(1,536,108)	(1.78)%	538,624	0.47%
Interest income	343,289	0.40%	317,190	0.28%
Interest expense	(4,646,818)	(5.38)%	(2,948,406)	(2.57)%
(Loss) income before income taxes	(89,810,304)	(103.97)%	9,374,328	8.18%
Income tax expense	(812,254)	(0.94)%	(804,149)	(0.70)%
Net (loss) income	(90,622,558)	(104.91)%	8,570,179	7.48%
Less: net loss (income) attributable to non-controlling interest	992,050	1.15%	(660,781)	(0.58)%
Net (loss) income attributable to Company	$(89,630,508)	(103.77)%	$7,909,398	6.9%

Revenue. Our revenue is generated from the sales of our software and hardware products, our fully integrated total solutions, and the related after-sales services. For the year ended December 31, 2012, our revenue was $86.38 million, compared to $114.54 million for the year ended December 31, 2011, a decrease of $28.16 million, or 24.58% . The decrease was primarily due to the challenging macro environment and difficult fiscal environment faced by many public sector clients as a result of the Chinese government’s implementation of macroeconomic tightening policies, which led to a slowdown in projects for our government customers, which traditionally have been our core customer base; and, secondarily, due to our conscious effort to realign our business operations to create a better revenue mix between IT and DT segments and between government and non-government customers.

As a result of the challenging macro environment, our product sales decreased by $0.74 million, or 1.60%, to $45.69 million for the year ended December 31, 2012, as compared to $46.44 million for the year ended December 31, 2011. Product sales constituted 52.9% of total revenue during 2012 as compared with 40.54% during 2011. Product sales as a percentage of our total revenue increased, which primarily reflected our successful marketing campaign in promoting our new DT products, our ability to win significant large DT projects in the emerging China digital education market during 2012.

Software sales decreased by $20.7 million, or 52.68%, to $18.6 million for the year ended December 31, 2012, from $39.3 million for the year ended December 31, 2011. Software sales constituted 21.53% of our total revenue during 2012, compared with 34.31% during 2011. The decrease was mainly due to the Chinese government’s continued austere fiscal policies and the winding down of the massive government economic stimulus package, which led to a slowdown in software projects for our government customers. In addition, we instituted more stringent customer acceptance policies, which limited new projects to those with more solid credit credentials and long-term business prospects in light of the unfavorable government fiscal environment.

Sales of system integration services decreased by $6.77 million, or 24.47%, to $20.91 million for the year ended December 31, 2012, as compared to $27.68 million for the year ended December 31, 2011. As a percentage of revenue, it increased from 24.17% during 2011 to 24.2% during 2012. The decrease in revenue was mainly the result of the relatively sluggish macro-economic growth in 2012 and a lack of new large system integration solutions engagements in connection with large projects comparable to the Shenzhen Summer Universiade, which was held in August 2011.

Other revenue increased from $1.12 million for the year ended December 31, 2011 to $1.18 million for the year ended December 31, 2012, an increase of $0.06 million, or 5.73% . Other revenue was mainly derived from maintenance services.

The following table shows our revenue, percentage of revenue, cost of revenue and gross margin, by revenue categories:

	Year Ended December 31, 2012				Year Ended December 31, 2011
		% of	Cost of	Gross		% of	Cost of	Gross
	Revenue	Revenue	Revenue	Margin	Revenue	Revenue	Revenue	Margin
Products	$45,690,706	52.90%	$40,119,790	12.19%	$46,435,133	40.54%	$36,815,966	20.72%
Software	18,597,383	21.53%	8,904,134	52.12%	39,301,812	34.31%	13,302,464	66.15%
System integration	20,905,251	24.20%	15,964,817	23.63%	27,678,685	24.17%	19,625,349	29.10%
Others	1,184,115	1.37%	889,234	24.90%	1,119,923	0.98%	472,270	57.83%
Total	$86,377,455	100.00%	$65,877,975	23.73%	$114,535,553	100.00%	$70,216,049	38.69%

A breakdown of revenue, percentage of revenue, cost of revenue and gross margin by segments is as follows:

	Year Ended December 31, 2012				Year Ended December 31, 2011
		% of	Cost of	Gross		% of	Cost of	Gross
	Revenue	Revenue	Revenue	Margin	Revenue	Revenue	Revenue	Margin
IT Segment	$39,869,397	46.16%	$25,166,647	36.88%	$68,281,729	59.62%	$33,078,316	51.56%
DT Segment	46,508,058	53.84%	40,711,328	12.46%	46,253,824	40.38%	37,137,733	19.71%
Total	$86,377,455	100.00%	$65,877,975	23.73%	$114,535,553	100.00%	$70,216,049	38.69%

Cost of revenue and gross profit. As indicated in the tables above, our cost of revenue decreased by $4.34 million, or 6.18%, to $65.88 million for the year ended December 31, 2012, from $70.22 million for the year ended December 31, 2011. As a percentage of revenue, our cost of revenue increased to 76.27% during the year ended December 31, 2012, from 61.31% during the year ended December 31, 2011. As a result, gross profit as a percentage of revenue was 23.73% for the year ended December 31, 2012, a decrease of 1496 basis points from 38.69% for the year ended December 31, 2011.

The decrease in gross profit margins, as displayed in the tables above, resulted from several factors. First, in the year ended December 31, 2012, we continued our efforts to increase our DT solutions as a percentage of total revenue. The percentage of DT revenue increased from 40.38% for the year ended December 31, 2011 to 53.84% for the year ended December 31, 2012. The significant increase in contribution from DT revenue resulted in a decrease in gross profit margin for the year ended December 31, 2012, as our DT solutions business has lower average gross margins than other segments of our business. Second, due to the Chinese government’s implementation of macroeconomic tightening policies, our government customers reduced software project orders. As a result, the percentage of software revenue decreased from 34.31% for the year ended December 31, 2011 to 21.53% for the year ended December 31, 2012. The decrease in contribution from software revenues resulted in a decrease in gross profit margin for the year ended December 31, 2012 as, on average, software projects have higher average gross margins than other segments of our business. Third, the gross margin of software revenues decreased from last year mainly as a result of smaller-scale projects versus last year. Finally, the gross profit margin for our system integration business decreased from 29.1% for the year ended December 31, 2011 to 23.63% for the year ended December 31, 2012, primarily due to the high profit margin of certain projects in year 2011. All of these factors resulted in a decrease in overall gross profit margin for the year ended December 31, 2012.

Administrative expenses. Our administrative expenses consist primarily of compensation and benefits to our general management, finance and administrative staff, professional advisor fees, audit fees and other expenses incurred in connection with general operations. Our administrative expenses increased by $41.82 million, or 183.55%, to $64.61 million for the year ended December 31, 2012, from $22.79 million for the year ended December 31, 2011. As a percentage of revenue, administrative expenses increased to 74.8% for 2012, from 19.89% for 2011. Notable changes that resulted in increased administrative expenses included: (1) an additional $2.24 million in inventory write downs; (2) an increase of $20.14 million in provision of accounts receivable; (3) an increase of $1.21 million in depreciation and amortization expenses; and (4) an increase of $11.81 million in impairment of purchased software. Our DT segment’s inventory was written down mainly because the business has been shifting away from the traditional LCD business which has been facing a global decline. The increase in the provision of accounts receivable was due mainly to the continued sluggishness in the Company’s government client sector relating to the digital public security business in light of the challenging government fiscal policies. The impairment of purchased software reflected the declining market value of certain purchased software in light of the protracted challenging environment in the Chinese government software segment.

Research and development expenses. Our research and development expenses consist primarily of personnel-related expenses, as well as costs associated with new software and hardware development and enhancement. Our research and development expenses increased by $0.47 million, or 10.45%, to $4.95 million for the year ended December 31, 2012, from $4.48 million for the year ended December 31, 2011. As a percentage of revenue, research and development expenses increased to 5.73% for 2012, from 3.91% in 2011. Such increase was primarily due to our efforts to develop new products as well as to improve the future profitability of existing products.

Selling expenses. Our selling expenses consist primarily of compensation and benefits to our sales and marketing staff, sales and after-sales traveling costs, and other sales-related costs. Our selling expenses increased by $2.26 million, or 30.08%, to $9.79 million for the year ended December 31, 2012, from $7.52 million for the year ended December 31, 2011. As a percentage of revenue, our selling expenses increased to 11.33% for 2012, from 6.57% for 2011. This increase was due to our new product launches, increasingly nationwide market expansion, which requires increased travel, promotional, and telecommunication expenses, as well as increased total compensation to sales and marketing staff.

Subsidy income. For the years ended December 31, 2012 and 2011, in connection with research and development activities in a designated locale, we received $1,709,246 and $1,939,787, respectively, as a subsidy from the local governmental agency in China.

Impairment of goodwill. In light of the negative impact as a result of the falling economic growth, stringent macro policies, and declining industry trends especially in the traditional hardware display sector, we tested our goodwill for impairment during the second quarter of 2012 and the fourth quarter of 2012. After analyzing the various operations and reporting units, we came to the conclusion that a goodwill impairment loss was probable, and consequently recognized a goodwill impairment loss of $26,832,255 based on our best estimation. Please see “Critical Accounting Policies” as well as Note 5 of the notes to the consolidated financial statements for detailed discussion on goodwill.

Other (loss) income: Other (loss) income of $1.54 for the year ended December 31, 2012 was generated primarily from disposal of property, plant and equipment.

Income tax expense. Income tax expense for the year ended December 31, 2012 was $0.81 million, as compared to an income tax expense of $0.8 million for the year ended December 31, 2011.

Non-controlling interest. Non-controlling interest of $0.99 million for the year ended December 31, 2012 represents the $1.04 million fee charged by iASPEC under the MSA, income of $0.16 million from Geo to its 47.46% non-controlling interest, and loss of $0.12 million from Zhongtian to its 21.79% non-controlling interest.

Net (loss) income attributable to Company. As a result of the cumulative effect of the foregoing factors, we had a net loss attributable to the Company of $89.63 million for the year ended December 31, 2012, as compared to a net income of $7.91 million for the year ended December 31, 2011.

Comparison of Years Ended December 31, 2011 and 2010

The following table sets forth key components of our results of operations for fiscal years ended December 31, 2011 and 2010, both in dollars and as a percentage of our revenue.

	December 31, 2011		December 31, 2010
	Amount	% of Revenue	Amount	% of Revenue
Revenue	$114,535,553	100.00%	$163,845,597	100.00%
Costs of revenue	70,216,049	61.31%	93,282,442	56.93%
Gross profit	44,319,504	38.69%	70,563,155	43.07%
Administrative expenses	(22,785,631)	(19.89)%	(18,623,523)	(11.37)%
Research and development expenses	(4,483,754)	(3.91)%	(3,016,693)	(1.84)%
Selling expenses	(7,522,986)	(6.57)%	(6,359,487)	(3.88)%
Income from operations	9,527,133	8.32%	42,563,452	25.98%
Subsidy income	1,939,787	1.69%	948,630	0.58%
Other (loss) income, net	538,624	0.47%	1,237,933	0.76%
Interest income	317,190	0.28%	126,459	0.08%
Interest expense	(2,948,406)	(2.57)%	(1,539,407)	(0.94)%
Income before income taxes	9,374,328	8.18%	43,337,067	26.45%
Income tax expense	(804,149)	(0.70)%	(7,863,437)	(4.80)%
Net income	8,570,179	7.48%	35,473,630	21.65%
Less: net income attributable to non-controlling interest	(660,781)	(0.58)%	(1,071,626)	(0.65)%
Net income attributable to Company	$7,909,398	6.91%	$34,402,004	21.00%

Revenue. For the year ended December 31, 2011, our revenue was $114.54 million, compared to $163.85 million for the year ended December 31, 2010, a decrease of $49.31 million, or 30.1% . The decrease was primarily due to the Chinese government’s implementation of macroeconomic tightening policies, which led to a slowdown in projects for our government customers, which traditionally have been our core customer base; and, secondarily due to the weak global demand and challenging industry dynamics for flat-screen TV products.

Product sales decreased by $6.89 million, or 12.93%, to $46.44 million for the year ended December 31, 2011, as compared to $53.33 million for the year ended December 31, 2010. Product sales constituted 40.54% of total revenue during 2011 as compared with 32.54% during 2010. The decrease in product sales primarily reflected 1) our efforts to transition our DT segment from the increasingly competitive and low-margin flat-screen TV market into the multi-functional and interactive display technology markets, which caused total product unit sales to fall, and 2) lower pricing of our traditional flat-screen TVs in the midst of increasing industry competition and weak global consumer demand for flat-screen TVs.

Software sales decreased by $51.12 million, or 56.53%, to $39.3 million for the year ended December 31, 2011, from $90.42 million for the year ended December 31, 2010. Software sales constituted 34.31% of our total revenue during 2011, compared with 55.19% during 2010. The decrease was mainly due to the Chinese government’s implementation of macroeconomic tightening policies and the curtailment of the massive government economic stimulus package, which led to a slowdown in software projects for our government customers. In addition, during 2011, the Company instituted more stringent customer acceptance policies, which limited new projects to those with solid credit credentials and long-term business prospects in light of the unfavorable government fiscal environment.

Sales of system integration services increased by $11.40 million, or 70.03%, to $27.68 million for the year ended December 31, 2011, as compared to $16.28 million for the year ended December 31, 2010. As a percentage of revenue, it increased from 9.94% during 2010 to 24.17% during 2011. Such growth primarily resulted from an increase in demand for system integration solutions in connection with the Shenzhen Summer Universiade, which was held in August 2011, and other new projects during 2011.

Other revenue decreased from $3.82 million for the year ended December 31, 2010 to $1.12 million for the year ended December 31, 2011, a decrease of $2.70 million, or 70.68% . Other revenue was mainly derived from maintenance services in 2011, while in 2010, in addition to maintenance services, we also generated royalty income from Huipu by licensing other manufacturers to use the HPC trademark.

The following table shows our revenue, percentage of revenue, cost of revenue and gross margin, by revenue categories:

	Year Ended December 31, 2011				Year Ended December 31, 2010
		% of	Cost of	Gross		% of	Cost of	Gross
	Revenue	Revenue	Revenue	Margin	Revenue	Revenue	Revenue	Margin
Products	$46,435,133	40.54%	$36,815,966	20.72%	$53,328,214	32.54%	$46,052,309	13.64%
Software	39,301,812	34.31%	13,302,464	66.15%	90,419,181	55.19%	38,574,738	57.34%
System integration	27,678,685	24.17%	19,625,349	29.10%	16,278,860	9.94%	8,259,899	49.26%
Others	1,119,923	0.98%	472,270	57.83%	3,819,342	2.33%	395,496	89.64%
Total	$114,535,553	100.00%	$70,216,049	38.69%	$163,845,597	100.00%	$93,282,442	43.07%

A breakdown of revenue, percentage of revenue, cost of revenue and gross margin by segments is as follows:

	Year Ended December 31, 2011				Year Ended December 31, 2010
		% of	Cost of	Gross		% of	Cost of	Gross
	Revenue	Revenue	Revenue	Margin	Revenue	Revenue	Revenue	Margin
IT Segment	$68,281,729	59.62%	$33,078,316	51.56%	$113,700,273	69.39%	$53,403,510	53.03%
DT Segment	46,253,824	40.38%	37,137,733	19.71%	50,145,324	30.61%	39,878,932	20.47%
Total	$114,535,553	100.00%	$70,216,049	38.69%	$163,845,597	100.00%	$93,282,442	43.07%

Cost of revenue and gross profit. As indicated in the tables above, our cost of revenue decreased by $23.07 million, or 24.73%, to $70.22 million, for the year ended December 31, 2011, from $93.28 million for the year ended December 31, 2010. As a percentage of revenue, our cost of revenue increased to 61.31% during the year ended December 31, 2011, from 56.93% during the year ended December 31, 2010. As a result, gross profit as a percentage of revenue was 38.69% for the year ended December 31, 2011, a decrease of 438 basis points from 43.07% for the year ended December 31, 2010.

The decrease in gross profit margins, as displayed in the tables above, resulted from several factors. First, in 2011 we continued our effort to increase our DT solutions as a percentage of total revenues. The percentage of DT revenue increased from 30.61% during 2010 to 40.38% during 2011. The increase in contribution from DT revenues resulted in a decrease in gross profit margin for 2011 as our DT solutions business has lower average gross margins than other segments of our business. Second, due to the Chinese government’s implementation of macroeconomic tightening policies, our government customers reduced software project orders. As a result, the percentage of software revenue decreased from 55.19% during 2010 to 34.31% in 2011. The decrease in contribution from software revenues resulted in a decrease in gross profit margin for 2011 as, on average, software projects have higher average gross margins than other segments of our business. Third, the gross profit margin for our system integration business decreased from 49.26% during 2010 to 29.10% in 2011, primarily due to the high profit margin of certain projects in the 2010 period. Finally, the Company lowered its LCD TV prices in the face of increased competition and weak global consumer demand, while costs of manufacturing continued to rise in 2011. All of these factors resulted in a decrease in overall gross profit margin for the year ended December 31, 2011. However, as we became more selective with our acceptance of orders in an effort to improve the quality of our earnings, the gross margin for product and software sales were higher in the fiscal year ended December 31, 2011 compared to the fiscal year ended December 31, 2010.

Administrative expenses. Our administrative expenses increased by $4.16 million, or 22.35%, to $22.79 million for the year ended December 31, 2011, from $18.62 million for the year ended December 31, 2010. As a percentage of revenue, administrative expenses increased to 19.89% for 2011, from 11.37% for 2010. Notable changes year-over-year that resulted in increased administrative expenses were: First, inventory write downs increased by $6.63 million; and second, depreciation and amortization expenses increased by $1.41 million. These changes were offset by the decrease in share based compensation and bonus expenses to employees of $3.9 million. Our DT segment’s inventory was written down mainly for the following reasons: 1) the DT business’s transition from its traditional flat-screen TV products to multi-functional interactive digital display technologies resulted in some electronic components in inventory becoming incompatible with, and thus not usable for, the new advanced DT products; and 2) the global flat-screen, especially LCD TV market faced major challenges in 2011, including weak global consumer demand, a supply glut, and the emergence of new display technologies and products such as 3D-TV and OLED technology that is expected to replace LCD technology in the coming years, leading to the obsolescence of many flat-screen display products and components.

Research and development expenses. Our research and development expenses increased by $1.47 million, or 48.63%, to $4.48 million for the year ended December 31, 2011, from $3.02 million for the year ended December 31, 2010. As a percentage of revenue, research and development expenses increased to 3.91% for 2011, from 1.84% in 2010. The increase was primarily a result of our efforts in improving product profitability and developing new products.

Selling expenses. Our selling expenses increased $1.16 million, or 18.3%, to $7.52 million for the year ended December 31, 2011, from $6.36 million for the year ended December 31, 2010. As a percentage of revenue, our selling expenses increased to 6.57% for 2011, from 3.88% for 2010. The increase in selling expenses reflected our heightened efforts in our PRC market expansion.

Subsidy income. For the years ended December 31, 2011 and 2010, in connection with research and development activities in a designated locale, we received $1,939,787 and $948,630, respectively, as a subsidy from the local governmental agency in China.

Income tax expense. Income tax expense for the year ended December 31, 2011 was $0.8 million, a decrease from $7.86 million for the year ended December 31, 2010. The decrease was largely due to the following factors: a) income before taxes from PRC subsidiaries decreased $39.59 million, causing approximately $5.94 million of the decrease; and b) our subsidiary, ISS, obtained the High Technology Enterprise designation during 2011 and was approved for the EIT rate of 15% with retroactive effect to fiscal year 2010, causing approximately $0.5 million of the decrease.

Non-controlling interest. Non-controlling interest of $0.66 million for the year ended December 31, 2011 represents the $0.39 million fee retained by iASPEC under the MSA, and $0.27 million of Geo retained by the 47.46% non-controlling interest in Geo.

Net income attributable to Company. As a result of the cumulative effect of the foregoing factors, net income attributable to the Company decreased $26.49 million, or 77.01%, to $7.91 million for the year ended December 31, 2011, from $34.4 million for the year ended December 31, 2010.

Inflation

Inflation does not materially affect our business or the results of our operations.

Foreign Currency Fluctuations

See Item 11 “Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Risk.”

Critical Accounting Policies

The preparation of financial statements in conformity with U.S. GAAP requires our management to make assumptions, estimates and judgments that affect the amounts reported in the financial statements, including the notes thereto, and related disclosures of commitments and contingencies, if any. We consider our critical accounting policies to be those that require the more significant judgments and estimates in the preparation of financial statements, including the following:

Goodwill

In accordance with FASB ASC topic 350, we review goodwill impairment annually or more frequently if an event occurs or circumstances change that would reduce the fair value below its carrying value. Due to the Chinese government’s implementation of its macroeconomic tightening policies, our revenue decreased significantly during the fiscal year ended December 31, 2012. As a result, we performed the goodwill impairment test during the second and fourth quarters of 2012.

We used the discounted cash flow method to estimate the fair value of goodwill. The goodwill impairment analysis is a two step test on each reporting unit. Determining the fair value of a reporting unit involved the use of significant estimates and assumptions, such as revenue growth rate, gross profit rate, and discount rate. The average revenue increase rate used in the cash flow models during the fourth quarter of 2012 ranged from an approximately 2% to 11% over the initial five-year forecast period starting in 2013. The discount rate used in the cash flow models was approximately 8.83%, which was calculated by using weighted average cost of capital.

Based on the above calculation in the cash flow models, step one of the test results indicated that the carrying amount of the DT segment exceeded its fair value, and therefore an impairment of goodwill was probable. Management then determined the implied fair value of goodwill for the DT and IT segments. As a result, the Company recognized a goodwill impairment loss of $26,832,255 in the DT segment based on its best estimation.

In addition, we believe that the IT segment, whose fair value exceeded its carrying value by approximately 1% as of December 31, 2012, is at risk of failing step one of the goodwill impairment test in the future. Our IT segment experienced a decline in year over year revenues which we believe is due primarily to the Chinese government’s continued implementation of macroeconomic tightening policies. Although management has confidence that it will continue to develop its IT segment in the future, we intend to closely monitor any change in circumstances that could negatively affect the key assumptions relating to this reporting unit.

Goodwill by segment as of December 31, 2012 and 2011 was as follows:

	December 31,
	2012	2011
IT Segment	$24,459,797	$26,980,194
DT Segment	3,162,693	27,003,493
Total	$27,622,490	$53,983,687

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation shall be treated as assets and liabilities of the foreign operation. Thus they shall be expressed in the functional currency of the foreign operation and shall be translated at the closing rate. As our acquired subsidiaries’ functional currency is RMB, goodwill arising on these acquisitions is denominated in RMB. As our presentation currency is USD, the change of goodwill balance includes the foreign exchange difference between each period or year end.

Long-Lived Assets

Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. It is reasonably possible that these assets could become impaired as a result of technology or other industry changes. Determination of recoverability of assets to be held and used is determined by comparing the carrying amount of an asset to future net undiscounted cash flows to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets held for disposal, if any, are reported at the lower of the carrying amount or fair value less costs to sell.

Management reviews impairment of property, plant and equipment if an event occurs or circumstances change that would more likely than not reduce the fair value of the property, plant and equipment below its carrying value. Management used the discounted cash flow method to estimate the fair value of the property, plant and equipment.

Based on the calculation in the cash flow models, management determined approximately $11.81 million of purchased software were impaired during the year ended December 31, 2012.

Revenue Recognition

The Company generates its revenues primarily from three sources, (1) hardware sales, (2) software sales, and (3) system integration services. The Company’s revenue recognition policies are in accordance with SEC Staff Accounting Bulletin No. 104, "Revenue Recognition", FASB ASC No. 605-35 "Construction-Type and Production-Type Contracts" ("FASB ASC 605-35"), and FASB ASC No. 605-25 “Multiple-Element Arrangements” (“FASB ASC 605-25”).

Hardware revenues are generated primarily from the sale of display technology products and are recognized only when persuasive evidence of an arrangement exists, delivery has occurred and upon receipt of customers’ acceptance, the price to the customer is fixed or determinable in accordance with the contract, and collectability is reasonably assured. Hardware sales do not include software or system integration, and are classified on the “Revenue-Products” line on the Company’s consolidated statement of (loss) income.

Software revenues are generated from fixed-price contracts which include the designing, building and development of software products, and services to customize such software to meet customers’ needs. Software development projects usually include developing software, integrating various isolated software systems into one, and testing the system. The design and build services, together with the integration of the various elements, are generally determined to be essential to the functionality of the delivered software, and accordingly revenue is recognized using the percentage of completion method of accounting in accordance with FASB ASC 605-35. The percentage of completion for each contract is estimated based on the ratio of direct labor hours incurred to total estimated direct labor hours. Software sales do not include either hardware or system integration, and are classified on the “Revenue-Software” line on the Company’s consolidated statement of (loss) income.

System integration revenues are generated from fixed-price contracts which combines both of the foregoing elements (customized software development and integration, and non-customized hardware). System integration projects usually include the purchase of hardware, developing software, and integrating various systems into one, and testing the system. Accordingly, system integration revenues contain multiple deliverables consisting of two separate units of account (1) software development and integration, and (2) hardware, both of which are clearly outlined in contracts executed with customers. Revenue from the software element is recognized using the percentage of completion method of accounting outlined above under software revenues. Revenue from the hardware element is recognized when all four revenue recognition criteria are met, as outlined above under hardware revenues, which generally occurs upon customer acceptance. The hardware component of system integration projects consists of standard products and requires only minor modification and an insignificant amount of labor to meet customers’ needs. Collectively, revenues from system integration projects are recognized using percentage of completion based on the ratio of costs incurred to total estimated costs, and are classified on the “Revenue-System integration” line on the Company’s consolidated statement of (loss) income.

The Company accounts for system integration projects in accordance with FASB ASC 605-25. To determine the selling price of each unit of account included within the system integration contracts, the Company uses vendor-specific objective evidence (VSOE) for the software component, and third-party evidence for the hardware component. In addition, the Company provides post contract support (PCS), which includes telephone technical support that is not essential to the functionality of the software or hardware elements. Although VSOE does not exist for PCS, because (1) the PCS fees are included in the total contract amount, (2) the PCS service period is for less than one year, (3) the estimated cost of providing PCS is not significant, and (4) unspecified upgrades enhancements offered are minimal and infrequent; the Company recognizes PCS revenue after delivery and customer acceptance.

Contract periods are usually less than six months, and typical contract periods for PCS are 12 months.

Customers are billed in accordance with contract terms, which typically require partial payment at the signing of the contract, partial payment at delivery and customer acceptance dates, with the remainder due within a stated period of time not exceeding 12 months. Occasionally, the Company enters into contracts which allow a percentage of the total contract price to be paid one to three years after completion of a system integration project. Revenues on these extended payments are recognized upon completion of the terms specified in the contract and when collectability is reasonably assured.

No rights of return are allowed except for non-conforming products, which have been insignificant based on historical experiences. If non-conforming products are returned due to software issues, the Company will provide upgrades or additional customization to suit customers’ needs. In cases where non-conformity is a result of integrated hardware, the Company returns the hardware to the original vendor for replacement.

Unbilled accounts receivable consist of estimated future billings for work performed but not yet invoiced to the customer. Unbilled accounts receivable are generally invoiced within one year of completion of the work performed. Changes in estimates for revenues, costs and profits are recognized in the period in which they are determinable. When the Company’s estimates indicate that the entire contract will be performed at a loss, a provision for the entire loss is recorded in the current accounting period.

Accounts Receivable

We regularly evaluate and monitor the creditworthiness of each customer on a case-by-case basis. We include any account balances that are determined to be uncollectible in an allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. The allowance for doubtful accounts at December 31, 2012 and 2011, totaled $29,518,000 and $9,373,000, respectively, representing management’s best estimate.

Inventories

We value inventories at the lower of cost or market. Market is the estimated selling price in the ordinary course of business less the estimated cost of completion and the estimated costs necessary to make the sale. We perform an analysis of slow-moving or obsolete inventory periodically and any necessary valuation reserves, which could potentially be significant, are included in the period in which the evaluations are completed. Inventory impairments result in a new cost basis for accounting purposes.

Income Taxes

Income taxes are provided on an asset and liability approach for financial accounting and reporting of income taxes. Deferred income taxes are recognized for all significant temporary differences at enacted rates and classified as current or non-current based upon the classification of the related asset or liability in the financial statements. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all, the deferred tax asset will not be realized. The Company classifies interest and/or penalties related to unrecognized tax benefits, if any, as a component of income tax provisions.

Recent Accounting Pronouncements

Please refer to Note 2 to our audited financial statements for a discussion of relevant pronouncements.

B. Liquidity and Capital Resources

As of December 31, 2012, we had cash and cash equivalents of $10.75 million.

Our customers have historically been primarily public sector entities that use our products and services to improve the service quality and management level and efficiency of public security, traffic control, fire control, medical rescue, border control, surveying, mapping, and healthcare management. Over the past several years, we diversified our customer base beyond our historical geographic reach, and expanded our market and product offerings in the public and private sectors, through geographic expansion and the enhancement of our technical capabilities. Along with our expansion in the market, our customer base of accounts receivable increased from 289 as of December 31, 2010, to 378 as of December 31, 2011 and to 346 as of December 21, 2012.

Due to the Chinese government’s implementation of macroeconomic tightening policies since the second quarter of 2011, government customers have slowed their payment of our accounts receivables. Historically, government customers generated over half of our revenues. The percentage of total accounts receivable attributable to government customers was 84% and 80% as of December 31, 2012 and 2011, respectively.

As the increase in our customer base and sales were primarily a result of an increase in non-public sector customers, the risk of recoverability increased compared with previous periods. Additionally, although we have had no significant experience of failure in the collection of accounts receivable from government customers, the recent slowdown in payments described above has caused us to view these customers’ risk of recoverability as having increased. In this regard, we further noted that turnover days of accounts receivable increased. The accounts receivable that were outstanding for longer than one year accounted for 74% of total accounts receivable as of December 31, 2012 and 52% of total accounts receivable as of December 31, 2011, and government customers accounted for 93% of all receivables outstanding for longer than one year as of December 31, 2012 compared to 91% as of December 31, 2011.

We generally do not consider receivables from government customers to be past due at any particular point in time primarily for the following reasons: PRC government entities are very safe customers in that they are generally well-established and able to access credit more easily than private-sector customers; we have generally had good collection histories with these customers; and the recent government macroeconomic tightening policies have affected government customers relatively equally, and we therefore believe that the resulting slowdown in payments from such customers is outside their immediate control. We also view government customers as important to our business. As a result, we have continued sales relationships with most PRC government customers and extended flexible repayment terms to them, including with respect to those that have slowed down their payments to us.

With respect to private-sector customers, we generally provide for a payment period of 90 days. Typically we are willing to extend the payment period to up to 120 days. For payment extensions beyond this time, we typically evaluate private-sector customers based on the criteria described in Note 2(f) to the consolidated financial statements contained in this report. Due to their differing credit histories and periods of operations, as described above, we consider the risk of recoverability for these customers to be higher than public-sector customers. However, we have generally been willing to continue the sales relationship with these customers and allow for additional time for them to make payments upon receipt of assurances that payment will be received as soon as practicable, in light of our aim to diversify our customer base and expand our market penetration.

Management performs ongoing credit evaluations, and we maintain an allowance for potential credit losses based upon our loss history and our aging analysis. We estimated that the amount of probable credit losses in existing accounts receivable was equal to the allowance for doubtful accounts of $29.52 million as of December 31, 2012 and $9.37 million at December 31, 2011. The following table describes the movement in the allowance for doubtful accounts during the year ended December 31, 2012:

Balance at January 1, 2012	$9,373,327
Increase in allowance for doubtful accounts	24,708,326
Amounts written off as uncollectible	(4,598,552)
Amounts recovered during the year	(55,548)
Foreign exchange difference	90,061
Balance at December 31, 2012	$29,517,614

The following table summarizes the key cash flow components from our consolidated statements of cash flows for the periods indicated.

Cash Flows

	Year Ended December 31,
	2012	2011	2010
Net cash (used in) provided by operating activities	$(9,267,510)	$16,341,327	$26,949,537
Net cash (used in) provided by investing activities	(5,560,549)	(18,626,690)	(60,871,618)
Net cash provided by (used in) financing activities	11,476,165	(2,169,334)	37,080,368
Effects of exchange rate changes on cash and cash equivalents	80,258	307,474	1,529,937
Net (decrease) increase in cash and cash equivalents	(3,271,636)	(4,147,223)	4,688,224
Cash and cash equivalents at beginning of the year	14,019,634	18,166,857	13,478,633
Cash and cash equivalents at end of the year	10,747,998	14,019,634	18,166,857

Operating Activities

Net cash used in operating activities was $9.27 million for the year ended December 31, 2012, a decrease from $16.34 million in net cash provided by operating activities for the year ended December 31, 2011. The decrease was primarily due to the business operational loss during the year ended December 31, 2012.

Net cash provided by operating activities was $16.34 million for the year ended December 31, 2011, a decrease from $26.95 million for the year ended December 31, 2010. The decrease was primarily due to an increase in our accounts receivable turnover days during 2011. Many government customers slowed down their payments as a result of China’s implementation of macroeconomic tightening policies. Because over half of our total revenues are generated from government projects, accounts receivable turnover days increased from 192 days during 2010 to 322 days during 2011.

Investing Activities

Net cash used in investing activities was $5.56 million for the year ended December 31, 2012, as compared to $18.63 million for the year ended December 31, 2011. The decrease was primarily due to a $16.68 million deposit for software purchase during the year ended December 31, 2011 offset by a $2.52 million purchase of land use rights in 2012.

Net cash used in investing activities was $18.63 million for the year ended December 31, 2011, as compared to $60.87 million for the year ended December 31, 2010. The decrease was primarily due to: a) a $25.31 million deposit for purchasing land use rights during 2010; b) a $13.08 million decrease in property and equipment purchases during 2011 as compared with 2010, and c) a $2.96 million decrease in software purchases during 2011 as compared with 2010.

Financing Activities

Net cash provided by financing activities was $11.48 million for the year ended December 31, 2012, as compared to $2.17 million net cash used in financing activities for the year ended December 31, 2011. The change was mainly attributable to an increase in net borrowing of bank loans of $9.33 million and a net decrease of $3.09 million in restricted cash in relation to bank borrowings during 2012 as compared to 2011.

Net cash used in financing activities was $2.17 million for the year ended December 31, 2011, as compared to $37.08 million net cash provided by financing activities for the year ended December 31, 2010. The change was mainly attributable to the net proceeds of $9.38 million raised from an offering of common stock during 2010, and a decrease in net borrowings of $28.59 million during 2011 as compared with 2010.

Loan Facilities

As of December 31, 2012 and 2011, our loan facilities were as follows:

Short-term bank loans

	December 31,
	2012	2011
Secured short-term loans	$48,714,342	$39,177,186
Unsecured short-term loan	2,063,100	-
Add: amounts due within one year under long-term loan contracts	35,604	1,806,271
Total short-term bank loans	$50,813,046	$40,983,457

Long-term bank loans

	December 31,
	2012	2011
Secured long-term loans	$109,779	$1,915,795
Less: Amounts due within one year under long-term loan contracts	(35,604)	(1,806,271)
Total long-term bank loans	$74,175	$109,524

The covenants or financial restrictions related to our outstanding debt obligations as of December 31, 2012 are as follows: (1) a certain subsidiary that is party to the loan should maintain a certain level of tangible assets; (2) the subsidiary should maintain a certain level of cash in its bank accounts; and (3) the subsidiary should inform the bank 30 days before any of the following events occurs (if the bank determines that such event will cause a material impact to the bank loan, the subsidiary may perform the event only upon receipt of the approval of the bank):

  dispose material assets constituting over 10% of the total net assets by sale, bestowment, lending, transfer, mortgage, pledge or any other means;
  profit distribution over 30% of the current year’s after tax profits, or over 20% of the total retained earnings; and
  new investments by the subsidiary outside its current operations which constitute over 20% of its net assets.

As of December 31, 2012, we were in compliance with the above covenants.

Our short-term loan balances as of December 31, 2012 and 2011 were $50.81 million and $40.98 million, respectively. As a percentage of working capital, short-term bank loans accounted for approximately 233.87% and 66.21% as of December 31, 2012 and 2011, respectively.

We believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures for at least the next 12 months. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash and amounts available under existing credit facilities are insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities, or borrow from lending institutions. We can make no assurances that financing will be available in the amounts we need, or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would dilute the interests of our current shareholders. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

Intercompany Transfers

Our subsidiaries that are organized in the PRC may pay dividends only out of their accumulated profits and our PRC subsidiaries are required to set aside at least 10% of their after-tax profit to their general reserves until such reserves cumulatively reach 50% of their respective registered capital. Our PRC subsidiaries’ general reserves are not distributable as cash dividends. Restrictions on our net assets also include the conversion of local currency into foreign currencies, tax withholding obligations on dividend distributions, the need to obtain approval from SAFE for loans to a non-PRC consolidated entity and the covenants or financial restrictions related to outstanding debt obligations. We are not aware of other restrictions on our net assets or the transferability of assets via loans or advances to our non-PRC consolidated entities. As our operations are principally based in China, our non-PRC consolidated entities do not have material cash obligations.

The following table provides the amount of our statutory general reserve, the amount of restricted net assets, consolidated net assets, and the amount of restricted net assets as a percentage of consolidated net assets, as of December 31, 2012 and 2011:

	December 31,
	2012	2011
PRC general reserve	$14,532,587	$14,488,533
Restricted net assets and retained earnings related to covenants of existing bank loans	19,044,000	18,595,200
Total restricted net assets	$33,576,587	$33,083,733
Consolidated net assets	$142,684,216	$230,866,530
Restricted net assets as percentage of consolidated net assets	23.53%	14.33%

An offshore holding company, as a shareholder of a FIE can make loans to the FIE, provided the parties comply with PRC regulations governing such loans. Our parent company can make a shareholder loan to a PRC subsidiary provided that (i) the amount of the loan does not exceed the difference between the total investment and registered capital as approved by the local Administration for Industry and Commerce that issued the business license of the subsidiary; and (ii) before the loan can be converted into RMB, the subsidiary reports to SAFE the intended use of proceeds (which cannot be to purchase domestic assets). The subsidiary can finance the operations of iASPEC in accordance with the terms of the MSA with iASPEC.

C. Research and Development, Patents and Licenses, Etc.

Our industry is characterized by extremely rapid technological change, evolving industry standards and changing customer demands. These conditions require continuous expenditures on product research and development to enhance existing products, create new products and avoid product obsolescence. See Item 3 “Key Information—D. Risk Factors—If we are unable to develop competitive new products and service offerings our future results of operations could be adversely affected,” —“If we are unable to keep pace with the rapid technological changes in our industry, demand for our products and services could decline which would adversely affect our revenue,” and —“Our technology may become obsolete which could materially adversely affect our ability to sell our products and services.”

For the years ended December 31, 2012, 2011 and 2010, our researched and development expenses amounted to $4.95 million, $4.48 million and $3.02 million, respectively, accounting for approximately 5.73%, 3.91% and 1.84%, of our total revenue, respectively. These expenses consist primarily of personnel-related expenses, as well as costs associated with new software and hardware development and enhancement.

As of December 31, 2012, we had approximately 568 employees devoted to our research and development efforts, which are aimed at finding new varieties of products, improving existing products, improving overall product quality, and reducing production costs.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

E. Off-Balance Sheet Arrangements

We do not have any off balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to an investment in our securities.

F. Tabular Disclosure of Contractual Obligations

The table below shows our material contractual obligations as of December 31, 2012.

	Payments Due by Period
		Less than			More than
Contractual Obligations	Total	1 year	1-3 years	3-5 years	5 years
Operating Lease Obligations	$438,327	$276,899	$161,428	$-	$-
Purchase Obligations	5,343,480	5,343,480	-	-	-
Interest payable on long-term bank loans	29,299	9,841	13,343	6,115	-
Long-term bank loans	109,779	35,604	71,208	2,967	-
Total	$5,920,885	$5,665,824	$245,979	$9,082	$-

G. Safe Harbor

See “Introductory Notes—Forward-Looking Information.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information regarding our directors and senior management, as well as employees upon whose work we are dependent, as of the date of this annual report.

NAME	AGE	POSITION
Jiang Huai Lin	43	Chairman of the Board, Chief Executive Officer and President
Daniel K. Lee	41	Chief Financial Officer
Zhi Xiong Huang	43	Chief Technology Officer
Yi Fu Liu	39	Chief Marketing Officer
Zhi Qiang Zhao	41	Director and Chief Operating Officer
Yun Sen Huang	66	Director
Qiang Lin	66	Director
Remington C.H. Hu	45	Director

Mr. Jiang Huai Lin. Mr. Lin has been the Chairman of our Board of Directors and our Chief Executive Officer and President since June 19, 2012 and has been the Chairman of the Board of CITN since September 6, 2006 and the Chief Executive Officer and President of CITN since October 3, 2006. Mr. Lin has also served as the Chairman and Chief Executive Officer of our subsidiary, IST, since its incorporation in January 2006. During the period from September 2000 to June 2004, Mr. Lin served as the President and Chief Executive Officer of Hong Kong United Development Group, a consolidated enterprise engaging in investment, high technology and education. Before that, during the period from February 1995 through August 2000, Mr. Lin was a Director and the General Manager of Fujian Wild Wolf Electronics Limited, a company engaged in the business of manufacturing electrical consumer products. Mr. Lin holds a Master’s degree in Software Engineering from Wuhan University and a Bachelor’s degree in Industrial Accounting from Xiamen University.

Mr. Daniel K. Lee. Mr. Lee has been our Chief Financial Officer since June 19, 2012 and has been the Chief Financial Officer of CITN since December 12, 2011. Prior to joining us, he served as a senior investment advisor with PINE Capital, LLC since May 2010. Prior to that, he was chief financial officer of Nutrastar International Inc. (OTCBB: NUIN) from November 2009 to May 2010. Previously, Mr. Lee served as managing partner of CVC Group, a financial and corporate consulting firm to Chinese companies, from December 2007 until November 2009. Earlier in his career, Mr. Lee was senior China equity analyst at Roth Capital Partners, an investment banking firm, from August 2006 to November 2007. From 1999 to 2006, Mr. Lee was an international strategic consultant and a senior financial analyst with the consulting companies SCA International and Zini & Associates. He had previously worked as an equity research analyst with Punk, Ziegel & Co. from 1997 to 1999, and prior to that had worked as a capital market analyst with Morgan Stanley & Co. from 1993 to 1997. Mr. Lee is a Chartered Financial Analyst and a Certified Public Accountant. He received an M.S. Accountancy from the Zicklin School of Business, Baruch College and a B.S. Economics with concentrations in Finance and Multinational Management from The Wharton School of University of Pennsylvania.

Mr. Zhi Xiong Huang. Mr. Huang has been our Chief Technology Officer since June 19, 2012 and was the Chief Technology Officer of CITN from September 1, 2008 until the completion of the corporate reorganization on October 31, 2012. Prior to that, he served as CITN’s Chief Operating Officer from May 10, 2007, and as a member of its Board of Directors from November 28, 2006. Mr. Huang has also served as the President of Zhongtian since January 2010, and as the Vice-President of IST since its incorporation in January 2006. Since September 2002, he has also been a Vice President of iASPEC, where he supervises iASPEC’s research and development activities and consults on various types of sophisticated, technical issues. Between July 2001 and March 2002, Mr. Huang served as the General Manager of product development of Shenzhen Runsheng Information Systems Company Ltd. and was responsible for overseeing general operations. He holds a B.S. in computer science from Hehai University in China and has over fifteen years’ experience in information systems. Mr. Huang is currently a Director of the Shenzhen Computer Association and is an Expert with the Shenzhen Expert Association, a nonprofit organization.

Mr. Yi Fu Liu. Mr. Liu has been our Chief Marketing Officer since June 19, 2012 and was the Chief Marketing Officer of CITN from November 2009 until the completion of the corporate reorganization on October 31, 2012. He previously also served as the Chief Operating Officer of CITN. Mr. Liu also served as the President of iASPEC’s subsidiary Geo since January 2009. Mr. Liu has over ten years’ experience in corporate operations, strategy management and market development. Mr. Liu has served as Deputy General Manager of iASPEC since August 2002, and has been the General Manager of iASPEC since November 2006. Prior to that, Mr. Liu served, from August 1997 to July 2002, as a Senior Sales Manager for Shenzhen Jingpinjia Electronics Company Ltd. Mr. Liu holds a Bachelor’s degree in Electronics Engineering from Zhejiang University.

Mr. Zhi Qiang Zhao. Mr. Zhao has been our Chief Operating Officer and a member of our Board of Directors since June 19, 2012 and was the Chief Operating Officer of CITN from November 2009, and a member of the Board of CITN from September 8, 2008, until the completion of the corporate reorganization on October 31, 2012. He previously also served as the Chief Administrative Officer of CITN. In addition, Mr. Zhao has served as the General Manager of our subsidiary Huipu since July 2011. Mr. Zhao has extensive experience in corporate administration and human resources management. Mr. Zhao has served as iASPEC’s Human Resource Manager since April 2005, and as its Deputy General Manager since July 2006. Prior to that, Mr. Zhao served, from March 2003 to March 2005, as Supervisor of Human Resources for Foxconn Technology Group. Mr. Zhao holds a Bachelor’s degree in Mechanical and Electrical Engineering from Inner Mongolia University.

Mr. Yun Sen Huang. Mr. Huang has been a member of our Board of Directors since June 19, 2012 and was a member of the Board of CITN from August 10, 2007 until completion of the corporate reorganization on October 31, 2012. Mr. Huang has been a Professor in the School of Information Engineering at Shenzhen University since September 1984. He has been involved in many computer application projects, and has received many awards, including a First Grade Award of Technology Advancement from Sichuan Province, a Second Grade Award of Technology Advancement from Guangdong Province, and a Third Grade Award of Technology Advancement from the Chemical Ministry. Mr. Huang has published eight books in the field of Networks and Multimedia Applications. In addition, Mr. Huang was a founder of the International Software Development (Shenzhen) Co., Ltd, a co-partnership company incorporated by IBM, East Asia Bank, and Shenzhen SDC Company, and its Chairman between 2001-2006. Currently, Mr. Huang is a Director of the Shenzhen Computer Academy, a Vice Director of the Guangdong Province Computer Academy, as well as Executive Director of the China University Computer Basic Education Committee. Mr. Huang holds a Bachelor’s Degree of Electronics Engineering from Tsinghua University. There is no relationship between Mr. Huang and our Chief Operating Officer, Zhi Xiong Huang.

Mr. Qiang Lin. Mr. Lin has been a member of our Board of Directors since June 19, 2012 and was a member of the Board of CITN from August 10, 2007 until completion of the corporate reorganization on October 31, 2012. Mr. Lin has been a Professor in the School of Information Engineering at Shenzhen University since September 2002. From July 1997 to September 2002, Mr. Lin served as the Director of Computer Science and Technology Department at Shenzhen University. Mr. Lin has been engaged in teaching and research in the Computer Applications field for many years. Presently, he is a postgraduate advisor and teacher and focuses his research in the fields of Computer Networks, Information Systems, Databases, and ERP systems. Mr. Lin has published many research papers in China’s Computer Science. He is also the editor-in-chief of Electrical Business Foundation. Mr. Lin has significant research experience in information systems, electronic business, logistics, and image disposal and has successfully developed many computer application systems as a project principal. He has been awarded with a First Grade Award of Software Development from the Chinese Chemical Ministry and a Third Grade Award of Science and Technology Development by Guangdong Province. Mr. Lin holds a Master Degree of Computing Mathematics from Zhongshan University. There is no relationship between Mr. Lin and our Chief Executive Officer, Jiang Huai Lin.

Mr. Remington C.H. Hu. Mr. Hu has been a member of our Board of Directors since June 19, 2012 and was a member of the Board of CITN from October 30, 2009 until completion of the corporate reorganization on October 31, 2012. He is a seasoned executive with more than 16 years of experience in corporate finance and investment management, and is currently the founder and CEO of Tomorrow Capital Limited, a financial advisory firm. Prior to founding Tomorrow Capital Limited, Mr. Hu served from February 2008 to July 2009, as Chief Financial Officer of Yucheng Technologies Limited, a Nasdaq listed top IT solutions and BPO company servicing China’s banking industry, and from August 2004 to August 2007, as China Representative for CVM Capital Partners, LLC, Taiwan’s largest VC affiliated with Taiwan’s largest private equity investment group. Earlier in his career, Mr. Hu founded and served from June 1999 to June 2002, as Chief Financial Officer of eSoon Communications International Corp., a software start-up focusing on the then fast-growing CRM/CTI market served from August 1996 to May 1999, as Vice President of Crimson Asia Capital Holdings, Ltd., formerly Asia’s largest venture capital firm backed by Taiwan’s Chinatrust Financial Group. He began his career at Citibank, NA, as an Assistant Vice President in the Taipei and Hong Kong. Mr. Hu holds a Master’s Degree in Business Administration from the Wharton Business School and a Bachelor’s Degree in Computer Science and Information Engineering from the National Chiao Tung University.

There is no arrangement or understanding with any major shareholders, customers, suppliers or others, pursuant to which any person named above was selected as a director or member of senior management.

No family relationship exists between any of the persons named above.

B. Compensation

In 2012, we paid an aggregate of $480,000 in cash compensation to our directors and senior management as a group. We do not set aside or accrue any amounts for pension, retirement or other benefits for our directors and senior management. However, we reimburse our directors for out-of-pocket expenses incurred in connection with their services in such capacity.

C. Board Practices

Terms of Directors and Executive Officers

Our Board of Directors currently consists of five directors, who were elected to serve until their successors are duly elected and qualified. Directors may be elected by shareholders at any general meeting by a majority of votes cast. Each director so elected holds office for the term, if any, as may be specified in the resolution appointing him or until his earlier death, disqualification, resignation or removal. The directors may appoint one or more directors to fill a vacancy on the Board of Directors. We do not have any contracts with our directors providing for benefits upon termination of employment.

Our executive officers are appointed by our Board of Directors. The executive officers shall hold office until their successors are duly elected and qualified, but any officer elected or appointed by the directors may be removed at any time, with or without cause, by a majority vote of the directors.

Board Composition and Committees

The Board has established three standing committees: the Audit Committee, the Compensation Committee and the Governance and Nominating Committee. Each of the Audit Committee, Compensation Committee and Governance and Nominating Committee are comprised entirely of independent directors. From time to time, the Board may establish other committees. The Board has adopted a written charter for each of the Committees which are available on the corporate governance page of our website at www.chinacnit.com. Printed copies of these charters may be obtained, without charge, by contacting the Corporate Secretary, China Information Technology, Inc., 21st Floor, Everbright Bank Building, Zhuzilin, Futian District, Shenzhen, Guangdong 518040, China.

Audit Committee and Audit Committee Financial Expert

Our Audit Committee is currently composed of three members: Messrs. Yun Sen Huang, Qiang Lin, and Remington C.H. Hu. Our Board of Directors determined that each member of the Audit Committee meets the independence criteria prescribed by applicable regulation and the rules of the SEC for audit committee membership and is an “independent” director within the meaning of the NASDAQ Marketplace Rules. Each Audit Committee member also meets NASDAQ’s financial literacy requirements. Mr. Hu serves as Chair of the Audit Committee.

Our Audit Committee oversees our accounting and financial reporting processes and the audits of our financial statements. Our Audit Committee is responsible for, among other things:

  selecting our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;

  reviewing with our independent auditors any audit problems or difficulties and management’s response;

  reviewing and approving all proposed related-party transactions;

  discussing the annual audited financial statements with management and our independent auditors;

  reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of significant internal control deficiencies;

  annually reviewing and reassessing the adequacy of our Audit Committee charter;

  meeting separately and periodically with management and our internal and independent auditors;

  reporting regularly to the full Board of Directors; and

  such other matters that are specifically delegated to our Audit Committee by our Board of Directors from time to time.

Our Board of Directors has determined that Mr. Hu is the “audit committee financial expert” as such term is defined in Item 407(d) of Regulation S-K promulgated by the SEC and also meets NASDAQ’s financial sophistication requirements.

Compensation Committee

Our Compensation Committee is currently composed of three members: Messrs. Yun Sen Huang, Qiang Lin, and Remington C.H. Hu, each of whom is “independent” within the meaning of the NASDAQ Marketplace Rules. Mr. Huang serves as Chair of the Compensation Committee.

Our Compensation Committee assists the Board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Our Chief Executive Officer may not be present at any committee meeting during which his compensation is deliberated.

The Compensation Committee is responsible for, among other things:

  approving and overseeing the compensation package for our executive officers;

  reviewing and making recommendations to the Board with respect to the compensation of our directors;

  reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives, and setting the compensation level of our chief executive officer based on this evaluation; and

  reviewing periodically and making recommendations to the Board regarding any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Governance and Nominating Committee

Our Governance and Nominating Committee is currently composed of three members: Messrs. Yun Sen Huang, Qiang Lin, and Remington C.H. Hu, each of whom is “independent” within the meaning of the NASDAQ Marketplace Rules. Mr. Lin serves as Chair of the Governance and Nominating Committee.

The Governance and Nominating Committee assists the Board in identifying individuals qualified to become our directors and in determining the composition of the Board and its committees.

The Governance and Nominating Committee is responsible for, among other things:

  identifying and recommending to the Board nominees for election or re-election to the Board, or for appointment to fill any vacancy;

  reviewing annually with the Board the current composition of the Board in light of the characteristics of independence, age, skills, experience and availability of service to us;

  identifying and recommending to the Board the directors to serve as members of the Board’s committees; and

  monitoring compliance with our code of ethics.

The procedures by which stockholders may recommend nominees have not changed materially since last year’s proxy statement.

D. Employees

As of December 31, 2012, we had approximately 1,438 full-time employees. The following table illustrates the allocation of these employees among the various job functions conducted at our company.

Department	Number of Employees
Software Development	412
Sales & Marketing	345
Administration & Human Resources	162
Finance and Accounting	45
Management	27
Production	291
Project Execution	156
TOTAL	1438

We believe that our relationship with our employees is good. Our Chinese subsidiaries have trade unions which protect employees’ rights, aim to assist in the fulfillment of our economic objectives, encourage employee participation in management decisions and assist in mediating disputes between us and union members. We have not experienced any significant problems or disruption to our operations due to labor disputes, nor have we experienced any difficulties in recruitment and retention of experienced staff. The remuneration payable to employees includes basic salaries and allowances. We also provide training for our staff from time to time to enhance their technical knowledge.

As required by applicable Chinese law, we have entered into employment contracts with all of our officers, managers and employees.

Our employees in China participate in a state pension scheme organized by Chinese municipal and provincial governments. We are required to contribute to the scheme at rates ranging from 13% to 18% of the average monthly salary. As of the date of this report, we have complied with the regulation and have paid the state pension plan as required by law. In addition, we are required by Chinese law to cover employees in China with various types of social insurance. We have purchased social insurance for all of our employees.

E. Share Ownership

The following table sets forth information regarding beneficial ownership of each class of our voting securities as of April 19, 2013 (i) by each person who is known by us to beneficially own more than 5% of our voting securities; (ii) by each of our officers and directors; and (iii) by all of our officers and directors as a group. Unless otherwise specified, the address of each of the persons set forth below is in care of the Company, 21st Floor, Everbright Bank Building, Zhuzilin, Shenzhen 518040, China.

Name and Address of Beneficial Owner	Office, If Any	Title of Class	Amount and Nature of Beneficial Ownership(1)	Percent of Class(2)
Officers and Directors
Jiang Huai Lin	Chairman, CEO and President	Ordinary Shares	13,993,150	51.8%
Daniel K. Lee	Chief Financial Officer	Ordinary Shares	0	*
Zhi Xiong Huang	Chief Technology Officer	Ordinary Shares	9,000	*
Yi Fu Liu	Chief Marketing Officer	Ordinary Shares	17,500	*
Zhi Qiang Zhao	Director, Chief Operating Officer	Ordinary Shares	17,500	*
Yun Sen Huang	Director	Ordinary Shares	0	*
Qiang Lin	Director	Ordinary Shares	0	*
Remington Hu	Director	Ordinary Shares	0	*
All officers and directors as a group (8 persons named above)		Ordinary Shares	14,037,150	52.0%
5% Security Holders

Name and Address of Beneficial Owner	Office, If Any	Title of Class	Amount and Nature of Beneficial Ownership(1)	Percent of Class(2)
Jiang Huai Lin		Ordinary Shares	13,993,150	51.8%
Fosun International Limited(3) Room 808, ICBC Tower 3 Garden Road, Central Hong Kong, China		Ordinary Shares	2,614,212	9.7%
Guo Guangchang(3) Room 808, ICBC Tower 3 Garden Road, Central Hong Kong, China		Ordinary Shares	2,614,212	9.7%
* Less than 1%

(1)

Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to our ordinary shares.

(2)

As of April 19, 2013, a total of 27,007,608 ordinary shares are considered to be outstanding pursuant to SEC Rule 13d- 3(d)(1). For each Beneficial Owner above, any securities that are exercisable or convertible within 60 days have been included in the denominator.

(3)

Fosun International Limited is a majority-owned subsidiary of Fosun Holdings Limited, which in turn is a wholly- owned subsidiary of Fosun International Holdings Ltd. Fosun International Holdings Ltd. is controlled by Mr. Guo Guangchang, who is also the Executive Director and Chairman of the Board of Fosun International Limited.

None of our major shareholders have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to Item 6 “Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

The following includes a summary of transactions since the beginning of the 2012 fiscal year between us and certain related persons. We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

  Approximately 8% of Xiamen Yili Geo Information Technology Co., Ltd., or Yili, is owned by Geo, iASPEC’s subsidiary. As December 31, 2012, Yili had an outstanding balance due to Geo of $810,982, consisting of accounts receivable from sales.

  Approximately 9% of Wuhan Geo Navigation and Communication Technology Co., Ltd., or Geo Navigation, is owned by Geo. Geo Navigation has made non-interest bearing cash advances to Geo, and at December 31, 2012, a balance of $401,244 remained outstanding. We intend to receive this balance as soon as practicable.

  Rental expenses from renting buildings and offices from Mr. Lin during the year ended December 31, 2012 were $250,661.

See also Item 6 “Directors, Senior Management and Employees—B. Compensation.”

C. Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

We have appended consolidated financial statements filed as part of this annual report. See Item 18 “Financial Statements.”

Legal Proceedings

We may be subject to legal proceedings, investigations and claims incidental to the conduct of our business from time to time. We are currently not party to any legal or arbitration proceedings, including those relating to bankruptcy, receivership or similar proceedings and those involving any third party, which may have, or have had in the recent past, significant effects on our financial position or profitability.

Dividend Policy

To date, we have not paid any cash dividends on our shares. As a BVI company, we may only declare and pay dividends if our directors are satisfied, on reasonable grounds, that immediately after the distribution (i) the value of our assets will exceed our liabilities and (ii) we will be able to pay our debts as they fall due. We currently anticipate that we will retain any available funds to finance the growth and operation of our business and we do not anticipate paying any cash dividends in the foreseeable future. Additionally, our cash held in foreign countries may be subject to certain control limitations or repatriation requirements, limiting our ability to use this cash to pay dividends.

B. Significant Changes

No significant change has occurred since the date of our consolidated financial statements filed as part of this annual report.

ITEM 9.	THE OFFER AND LISTING

A. Offer and Listing Details

Our ordinary shares are listed on the NASDAQ Global Select Market and trade under the symbol “CNIT.” The following table provides the high and low reported market prices of our ordinary shares as reported by Yahoo! Finance for the periods indicated.

	Closing Prices
	High	Low
Annual Market Prices
2008	$8.30	$3.00
2009	7.73	1.83
2010	7.00	4.52
2011	5.22	0.63
2012	1.59	0.62

Quarterly Market Prices
1st Quarter 2012	$1.48	$0.62
2nd Quarter 2012	1.59	0.93
3rd Quarter 2012	1.23	0.75
4th Quarter 2012	1.13	0.90
1st Quarter 2011	5.22	2.61
2nd Quarter 2011	2.78	1.44
3rd Quarter 2011	2.82	0.92
4th Quarter 2011	1.09	0.63

	Closing Prices
	High	Low

Monthly Market Prices
November 2012	$1.07	$0.90
December 2012	$1.00	$0.91
January 2013	$1.07	$0.914
February 2013	$1.09	$0.96
March 2013	$1.38	$1.01
April 2013 (through April 19, 2013)	$1.74	$1.01

B. Plan of Distribution

Not applicable.

C. Markets

See our disclosures above under “A. Offer and Listing Details

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

The following represents a summary of certain key provisions of our memorandum and articles of association. The summary does not purport to be a summary of all of the provisions of our memorandum and articles of association and of all relevant provisions of BVI law governing the management and regulation of BVI companies.

Register

We were incorporated in the BVI on June 18, 2012 under the BVI Act. Our memorandum of association authorizes the issuance of up to 100,000,000 ordinary shares of a nominal or par value of US$0.01 each, which may be issued from time to time at the discretion of the Board of Directors without shareholder approval. Our Board of Directors is authorized to issue these shares in different classes and series and, with respect to each class or series, to determine the designations, powers, preferences, privileges and other rights, including dividend rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers and rights associated with the ordinary shares, at such times and on such other terms as they think proper.

Objects and Purposes

Our memorandum of association grants us full power and capacity to carry on or undertake any business or activity and do any act or enter into any transaction not prohibited by the BVI Act or any other BVI legislation.

Directors

Directors have the powers necessary for managing, and for directing and supervising our business and affairs, including general powers to borrow on behalf of the Company.

Our articles of association provide that a director who is interested in a transaction entered into or to be entered into by us may: (i) vote on a matter relating to the transaction; (ii) attend a meeting of directors at which a matter relating to the transaction arises and be included among the directors present at the meeting for the purposes of a quorum; and (iii) sign a document on our behalf, or do any other thing in his capacity as a director, that relates to the transaction. Additionally, our articles of association provide that no director shall be disqualified by his office from contracting with us either as a buyer, seller or otherwise, nor shall any such contract or arrangement entered into by or on our behalf in which any director shall be in any way interested be voided, nor shall any director so contracting or being so interested be liable to account to us for any profit realized by any such contract or arrangement, by reason of such director holding that office or by reason of the fiduciary relationship thereby established, provided such director shall, immediately after becoming aware of the fact that he is interested in a transaction entered into or to be entered into by us, disclose such interest to our Board of Directors. A director is not required to make such a disclosure if: (i) the transaction or proposed transaction is between us and the director, and (ii) the transaction or proposed transaction is or is to be entered into in the ordinary course of our business and on usual terms and conditions. A disclosure to our Board to the effect that a director is a member, director, officer or trustee of another named company or other person and is to be regarded as interested in any transaction which may, after the date of the entry or disclosure, be entered into with that company or person, is a sufficient disclosure of interest in relation to that transaction. Such a disclosure is not made to our Board of directors unless it is made or brought to the attention of every director on the Board. Subject to Section 125(1) of the BVI Act, the failure by a director to comply with this provision does not affect the validity of a transaction entered into by the director or the Company.

Pursuant to our articles of association, a director shall not require a share qualification, but nevertheless shall be entitled to attend and speak at any meeting of the directors and meeting of the shareholders and at any separate meeting of the holders of any class of our shares. In addition, the remuneration of directors (whether by way of salary, commission, participation in profits or otherwise) in respect of services rendered or to be rendered in any capacity to us (including to any company in which we may be interested) shall be fixed by resolution of directors or shareholders. The directors may also be paid such travelling, hotel and other expenses properly incurred by them in attending and returning from meetings of the directors, or any committee of the directors or meetings of the shareholders, or in connection with our business as shall be approved by resolution of directors or of shareholders.

Rights and Obligations of Shareholders

Dividends. Subject to the BVI Act, the directors may, by resolution of directors, authorize a distribution (including a dividend) by us to shareholders at such time and of such an amount as they think fit if they are satisfied, on reasonable grounds, that immediately after the distribution, the value of our assets exceeds our liabilities and we are able to pay our debts as they fall due. Any distribution payable in respect of a share which has remained unclaimed for three years from the date when it became due for payment shall, if the board of the directors so resolves, be forfeited and cease to remain owing by us. The directors may, before authorizing any distribution, set aside out of our profits such sum as they think proper as a reserve fund, and may invest the sum so set apart as a reserve fund upon such securities as they may select. The holder of each ordinary share has the right to an equal share in any distribution paid by us.

Voting Rights. Each ordinary share confers on the shareholder the right to one vote at a meeting of the shareholders or on any resolution of shareholders on all matters before our shareholders.

Winding Up. The holder of each ordinary share is entitled to an equal share in the distribution of the surplus assets of us on a winding up.

Redemption. The directors may, on behalf of the Company, subject to the written consent of all the shareholders whose shares are to be purchased, redeemed or otherwise acquired, purchase, redeem or otherwise acquire any of our own shares for such consideration as the directors consider fit, and either cancel or hold such shares as treasury shares. Shares may be purchased or otherwise acquired in exchange for newly issued shares. The directors shall not, unless permitted pursuant to the BVI Act, purchase, redeem or otherwise acquire any of our own shares unless immediately after such purchase, redemption or other acquisition, the value of our assets exceeds our liabilities and we are able to pay our debts as they fall due.

Changes in Rights of Shareholders

Under our memorandum and articles of association, if at any time the shares which we are authorized to issue are divided into different classes of shares, the rights attaching to any class may only be changed by a consent in writing of the holders of a majority of the issued shares of that class or with the sanction of a resolution passed by the holders of at least a majority of the shares of the class present in person or by proxy at a separate general meeting of the holders of the shares of the class. At such a separate general meeting, the quorum shall be at least one person holding or representing by proxy a majority of the issued shares of the class.

Meetings

Under the BVI Act, there is no requirement for an annual meeting of shareholders. Under our articles of association, we are required to hold an annual meeting of shareholders at the time designated by the Board of Directors. Our annual shareholders’ meetings may be held in such place within or outside the BVI as our Board of Directors considers appropriate.

Our Board of Directors shall call a shareholders’ meeting if requested in writing to do so by shareholders entitled to exercise at least 10% of the voting rights in respect of the matter for which the meeting is being requested.

Our Board of Directors shall give not less than 10 days and not more than 60 days prior written notice of a shareholders’ meeting to those persons whose names on, either (a) the date the notice is given or (b) on a date fixed by the directors as the record date (which must be a date that is not less than 10 days nor more than 60 days prior to the meeting), appear as shareholders in our register and are entitled to vote at the meeting. The inadvertent failure of the directors to give notice of a meeting to a shareholder, or the fact that a shareholder has not received notice, does not invalidate the meeting.

Our articles of association provide that a meeting of shareholders is duly constituted if, at the commencement of the meeting, there are shareholders present in person or by proxy representing not less than a majority of the votes of the shares or class or series of shares entitled to vote on resolutions of shareholders to be considered at the meeting. A shareholder may be represented at a meeting of shareholders by a proxy (who need not be a shareholder) who may speak and vote on behalf of the shareholder. A written instrument giving the proxy such authority must be produced at the place appointed for such purpose. A shareholder shall be deemed to be present at the meeting if he participates by telephone or other electronic means and all shareholders participating in the meeting are able to hear each other.

Holders of our ordinary shares are entitled to one vote for each share held of record on all matters at all meetings of shareholders, except at a meeting where holders of a particular class or series of shares are entitled to vote separately. Our shareholders have no cumulative voting rights. Our shareholders take action by a majority of votes cast, unless otherwise provided by the BVI Act or our memorandum and articles of association.

Limitations on Ownership of Securities

There are no limitations on the right of non-residents or foreign persons to own our securities imposed by BVI law or by our memorandum and articles of association.

Change in Control of Company

Our Board of Directors is authorized to issue our ordinary shares in different classes and series and, with respect to each class or series, to determine the designations, powers, preferences, privileges and other rights, including dividend rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers and rights associated with the ordinary shares, at such times and on such other terms as they think proper. Such power could be used in a manner that would delay, defer or prevent a change of control of our Company.

Ownership Threshold

There are no provisions governing the ownership threshold above which shareholder ownership must be disclosed imposed by BVI law or by our memorandum and articles of association.

Changes in Capital

Subject to the provisions of our memorandum and articles of association, the BVI Act and the rules of NASDAQ, our unissued shares shall be at the disposal of the directors who may, without prejudice to any rights previously conferred on the holders of any existing shares or class or series of shares, offer, allot, grant options over or otherwise dispose of the shares to such persons, at such times and upon such terms and conditions as we may by resolution of directors determine.

Subject to the provisions of the memorandum of association relating to changes in the rights of shareholders and the powers of directors in relation to shareholders, we may, by a resolution of members, amend our memorandum of association to increase or decrease the number of ordinary shares authorized to be issued.

Differences in Corporate Law

BVI law differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of BVI law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Protection for Minority Shareholders

Under the laws of most U.S. jurisdictions, majority and controlling shareholders of a company generally have certain “fiduciary” responsibilities to the minority shareholders. Corporate actions taken by majority and controlling shareholders which are unreasonable and materially detrimental to the interests of minority shareholders may be declared null and void. Minority shareholders may have less protection for their rights under BVI law than they would have under U.S. law.

Powers of Directors

Unlike most U.S. jurisdictions, the directors of a BVI company, subject in certain cases to court approval but without shareholders’ approval, may implement the sale, transfer, exchange or disposition of any Company asset, property, part of the business, or securities, with the exception that shareholder approval is required for the disposition of over 50% in the value of our total assets.

Conflict of Interests

Similar to the laws of most U.S. jurisdictions, when a director becomes aware of the fact that he has an interest in a transaction which we are to enter into, he must disclose it to our Board. However, with sufficient disclosure of interest in relation to that transaction, the director who is interested in a transaction entered into or to be entered into by us may (i) vote on a matter relating to the transaction; (ii) attend a meeting of directors at which a matter relating to the transaction arises and be included in the quorum; and (iii) sign a document on behalf of us, or do any other thing in his capacity as a director, that relates to the transaction.

Written Consent and Cumulative Voting

Similar to the laws of most U.S. jurisdictions, under BVI law, shareholders are permitted to approve matters by way of written resolution in place of a formal meeting. BVI law does not make a specific reference to cumulative voting, and our current articles of association have no provisions authorizing cumulative voting.

Takeover Provisions

Some provisions of our memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable. For instance, our Board of Directors is authorized to issue ordinary shares in different classes and series and, with respect to each class or series, to determine the designations, powers, preferences, privileges and other rights, including dividend rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers and rights associated with the ordinary shares previously issued, at such times and on such other terms as they think proper.

Shareholder’s Access to Corporate Records

Under the BVI Act, a member of a business company may, on giving written notice to a company, inspect the company’s memorandum and articles, the register of shareholders, the register of directors and the minutes of meetings and resolutions of shareholders and of those classes of shareholders of which he is a member.

In addition, our articles of association allow any shareholder of record who owns at least 15% of our outstanding shares, upon at least five days’ written demand, to inspect, during usual business hours, the books of account and all financial records, to make copies of records, and to conduct an audit of such records at their own cost.

Indemnification

BVI law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the BVI courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Under our articles of association, subject to the BVI Act, we shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer (excluding the auditors), or who is or was serving at our request as a director or officer of another company, partnership, joint venture, trust or other enterprise. Each such indemnified person shall be indemnified out of our assets against any liability, action, proceeding, claim, demand, judgments, fines, costs, damages or expenses, including legal expenses, whatsoever which they or any of them may reasonably incur as a result of any act or failure to act in carrying out their functions other than such liability that they may incur by reason of their own actual fraud or willful default. In addition, to be entitled to indemnification, an indemnified person must not have acted in such a manner as to have incurred the liability by virtue of having committed actual fraud or willful default but no person shall be found to have committed actual fraud or willful default unless or until a court of competent jurisdiction shall have made a finding to that effect.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Mergers and Similar Arrangements

Under the laws of the BVI, two or more companies may merge or consolidate in accordance with Section 170 of the BVI Act. A merger means the merging of two or more constituent companies into one of the constituent companies, and a consolidation means the uniting of two or more constituent companies into a new company. In order to merge or consolidate, the directors of each constituent company must approve a written plan of merger or consolidation which must be authorized by a resolution of shareholders.

While a director may vote on the plan even if he has a financial interest in the plan, in order for the resolution to be valid, the material facts of the interest and the director’s relationship to any party to the transaction must be disclosed and the resolution approved (1) without counting the vote or consent of any interested director, or (2) by the unanimous vote or consent of all disinterested directors if the votes or consents of all disinterested directors is insufficient to approve a resolution of directors.

Shareholders not otherwise entitled to vote on the merger or consolidation may still acquire the right to vote if the plan of merger or consolidation contains any provision which, if proposed as an amendment to the memorandum or articles of association, would entitle them to vote as a class or series on the proposed amendment. In any event, all shareholders must be given a copy of the plan of merger or consolidation irrespective of whether they are entitled to vote at the meeting or consent to the written resolution to approve the plan of merger or consolidation.

The shareholders of the constituent companies are not required to receive shares of the surviving or consolidated company but may receive debt obligations or other securities of the surviving or consolidated company, or other assets, or a combination thereof. Further, some or all of the shares of a class or series may be converted into a kind of asset while the other shares of the same class or series may receive a different kind of asset. As such, not all the shares of a class or series must receive the same kind of consideration.

After the plan of merger or consolidation has been approved by the directors and authorized by a resolution of the shareholders, articles of merger or consolidation are executed by each company and filed with the Registrar of Corporate Affairs in the BVI.

Dissenter Rights

A shareholder may dissent from a mandatory redemption of his shares, an arrangement (if permitted by the court), a merger (unless the shareholder was a shareholder of the surviving company prior to the merger and continues to hold the same or similar shares after the merger) and a consolidation. A shareholder properly exercising his dissent rights is entitled to payment in cash of the fair value of his shares.

A shareholder dissenting from a merger or consolidation must object in writing to the merger or consolidation before the vote by the shareholders on the merger or consolidation, unless notice of the meeting was not given to the shareholder. If the merger or consolidation is approved by the shareholders, the company must within 20 days give notice of this fact to each shareholder who gave written objection, and to each shareholder who did not receive notice of the meeting. Such shareholders then have 20 days to give their written election in the form specified by the BVI Act to dissent from the merger or consolidation, provided that in the case of a merger, the 20 days starts when the plan of merger is delivered to the shareholder.

Upon giving notice of his election to dissent, a shareholder ceases to have any rights of a shareholder except the right to be paid the fair value of his shares. As such, the merger or consolidation may proceed in the ordinary course notwithstanding the dissent.

Within seven days of the later of the delivery of the notice of election to dissent and the effective date of the merger or consolidation, the company must make a written offer to each dissenting shareholder to purchase his shares at a specified price that the company determines to be their fair value. The company and the shareholder then have 30 days to agree upon the price. If the company and a shareholder fail to agree on the price within the 30 days, then the company and the shareholder shall each designate an appraiser and these two appraisers shall designate a third appraiser. These three appraisers shall fix the fair value of the shares as of the close of business on the day before the shareholders approved the transaction without taking into account any change in value as a result of the transaction.

Under BVI law, shareholders are not entitled to dissenters’ rights in relation to a liquidation.

Shareholders’ Suits

Similar to the laws of most U.S. jurisdictions, BVI law permits derivative actions against its directors. However, the circumstances under which such actions may be brought, and the procedures and defenses available may result in the rights of shareholders of a BVI company being more limited than those of shareholders of a company incorporated and/or existing in the United States.

The courts of the BVI may, on the application of a shareholder of a company, grant leave to that shareholder to bring proceedings in the name and on behalf of that company, or intervene in proceedings to which the company is a party for the purpose of continuing, defending or discontinuing the proceedings on behalf of the company. In determining whether to grant leave, the courts must take into account (1) whether the shareholder is acting in good faith; (2) whether the derivative action is in the interests of the company taking account of the views of the company’s directors on commercial matters; (3) whether the proceedings are likely to succeed; (4) the costs of the proceedings in relation to the relief likely to be obtained; and (5) whether an alternative remedy to the derivative claim is available.

Leave to bring or intervene in proceedings may be granted only if the court is satisfied that (1) the company does not intend to bring, diligently continue or defend, or discontinue the proceedings, as the case may be; or (2) it is in the interests of the company that the conduct of the proceedings should not be left to the directors or to the determination of the shareholders as a whole.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4 “Information on the Company,” Item 5 “Operating and Financial Review and Prospects—F. Tabular Disclosure of Contractual Obligations,” Item 7 “Major Shareholders and Related Party Transactions,” or filed (or incorporated by reference) as exhibits to this annual report or otherwise described or referenced in this annual report.

D. Exchange Controls

BVI Exchange Controls

There are no material exchange controls restrictions on payment of dividends, interest or other payments to the holders of our ordinary shares or on the conduct of our operations in the BVI, where we were incorporated. There are no material BVI laws that impose any material exchange controls on us or that affect the payment of dividends, interest or other payments to nonresident holders of our ordinary shares. BVI law and our memorandum and articles of association do not impose any material limitations on the right of non-residents or foreign owners to hold or vote our ordinary shares.

PRC Exchange Controls

Under the Foreign Currency Administration Rules promulgated in 1996 and revised in 1997, and various regulations issued by SAFE and other relevant PRC government authorities, RMB is convertible into other currencies without prior approval from SAFE only to the extent of current account items, such as trade related receipts and payments, interest and dividends and after complying with certain procedural requirements. The conversion of RMB into other currencies and remittance of the converted foreign currency outside PRC for the purpose of capital account items, such as direct equity investments, loans and repatriation of investment, requires the prior approval from SAFE or its local office. Payments for transactions that take place within China must be made in RMB. Unless otherwise approved, PRC companies must repatriate foreign currency payments received from abroad. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks subject to a cap set by SAFE or its local office. Unless otherwise approved, domestic enterprises must convert all of their foreign currency proceeds into RMB.

On October 21, 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, which became effective as of November 1, 2005. According to the notice, a special purpose company, or SPV, refers to an offshore company established or indirectly controlled by PRC residents for the special purpose of carrying out financing of their assets or equity interest in PRC domestic enterprises. Prior to establishing or assuming control of an SPV, each PRC resident, whether a natural or legal person, must complete the overseas investment foreign exchange registration procedures with the relevant local SAFE branch. The notice applies retroactively. As a result, PRC residents who have established or acquired control of these SPVs that previously made onshore investments in China were required to complete the relevant overseas investment foreign exchange registration procedures by March 31, 2006. These PRC residents must also amend the registration with the relevant SAFE branch in the following circumstances: (i) the PRC residents have completed the injection of equity investment or assets of a domestic company into the SPV; (ii) the overseas funding of the SPV has been completed; (iii) there is a material change in the capital of the SPV. Under the rules, failure to comply with the foreign exchange registration procedures may result in restrictions being imposed on the foreign exchange activities of the violator, including restrictions on the payment of dividends and other distributions to its offshore parent company, and may also subject the violators to penalties under the PRC foreign exchange administration regulations.

On August 29, 2008, SAFE promulgated Notice 142 which regulates the conversion by a foreign-funded enterprise of foreign currency into RMB by restricting how the converted RMB may be used. Notice 142 requires that RMB funds converted from the foreign currency capital of a foreign-funded enterprise may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC unless specifically provided for otherwise. In addition, SAFE strengthened its supervision over the flow and use of RMB funds converted from the foreign currency capital of a foreign-funded enterprise. The use of such RMB capital may not be changed without SAFE’s approval, and may not, in any case, be used to repay or prepay RMB loans if such loans are outstanding. Violations of Notice 142 will result in severe penalties, such as heavy fines as set out in the relevant foreign exchange control regulations.

E. Taxation

The following is a general summary of certain material BVI and U.S. federal income tax considerations. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular shareholder or prospective shareholder. The discussion is based on laws and relevant interpretations thereof in effect as of the date hereof, all of which are subject to change or different interpretations, possibly with retroactive effect.

BVI Taxation

The BVI does not impose a withholding tax on dividends paid to holders of our ordinary shares, nor does the BVI levy any capital gains or income taxes on us. Further, a holder of our ordinary shares who is not a resident of the BVI is exempt from the BVI income tax on dividends paid with respect to the ordinary shares. Holders of ordinary shares are not subject to the BVI income tax on gains realized on the sale or disposition of the ordinary shares.

Our ordinary shares are not subject to transfer taxes, stamp duties or similar charges in the BVI. However, as a company incorporated under the BVI Act, we are required to pay the BVI government an annual license fee based on the number of shares we are authorized to issue.

There is no income tax treaty or convention currently in effect between the United States and the BVI.

PRC Taxation

We are a holding company incorporated in the BVI, which indirectly holds our equity interests in our PRC operating subsidiaries. The EIT Law and its implementation rules, both of which became effective as of January 1, 2008, provide that a PRC enterprise is subject to a standard income tax rate of 25% and China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its overseas parent, will normally be subject to PRC withholding tax at a rate of 10%, unless there are applicable treaties between the overseas parent’s jurisdiction of incorporation and China to reduce such rate.

Under the Arrangement between the Mainland and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, or the Double Taxation Arrangement, effective as of January 1, 2007, such dividend withholding tax rate is reduced to 5% if a Hong Kong resident enterprise owns over 25% of the PRC company distributing the dividends. Under the aforesaid arrangement, any dividends that our PRC operating subsidiaries pay to their Hong Kong holding companies may be subject to a withholding tax at the rate of 5% if they are not considered to be a PRC “resident enterprise” as described below. However, if the Hong Kong holdings companies are not considered to be the “beneficial owner” of such dividends under the Notice Regarding Interpretation and Recognition of Beneficial Owners under Tax Treaties promulgated by the State Administration of Taxation on October 27, 2009 (and not a PRC “resident enterprise”), such dividends would be subject to the withholding tax rate of 10%. The withholding tax rate of 5% or 10% applicable will have a significant impact on the amount of dividends to be received by us and ultimately by shareholders.

According to the Notice Regarding Interpretation and Recognition of Beneficial Owners under Tax Treaties, the term “beneficial owner” refers to a person who has the right to own and dispose of the income and the rights or properties generated from the said income. The “beneficial owner” may be an individual, a company or any other organization which is usually engaged in substantial business operations. A conduit company is not a “beneficial owner.” The term “conduit company” refers to a company which is usually established for purposes of dodging or reducing taxes, and transferring or accumulating profits. Such a company is only registered in the country of domicile to satisfy the organizational form as required by law, but it does not engage in such substantial business operations as manufacturing, distribution and management. As our Hong Kong holding companies are controlling companies and are not engaged in substantial business operations, they could be considered as conduit companies by tax authorities and we do not expect them to be a beneficial owner.

In addition to the changes to the current tax structure, under the EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a resident enterprise and will normally be subject to an EIT of 25% on its global income. The implementing rules define the term “de facto management bodies” as “an establishment that exercises, in substance, overall management and control over the production, business, personnel, accounting, etc., of a Chinese enterprise.”

It remains unclear whether the PRC tax authorities would require or permit our overseas registered entities to be treated as PRC resident enterprises. We do not currently consider our company to be a PRC resident enterprise. However, if the PRC tax authorities determine that we are a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to the enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations. In our case, this would mean that income such as interest on offering proceeds and non-China source income would be subject to PRC enterprise income tax at a rate of 25%. Second, although under the EIT Law and its implementing rules dividends paid to us from our PRC subsidiaries would qualify as “tax-exempt income,” we cannot guarantee that such dividends will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes. Finally, it is possible that future guidance issued with respect to the new “resident enterprise” classification could result in a situation in which a 10% withholding tax is imposed on dividends we pay to our non-PRC shareholders and with respect to gains derived by our non-PRC shareholders from transferring our shares.

U.S. Federal Income Taxation

The following is a discussion of certain material U.S. federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares by U.S. holders (as defined below). It does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s situation. The discussion applies only to U.S. holders that hold their ordinary shares as capital assets (generally property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the Code. This discussion is based on the Code, income tax regulations promulgated thereunder, judicial positions, published positions of the Internal Revenue Service, or the IRS, and other applicable authorities, all as in effect as of the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion is general in nature and is not exhaustive of all possible tax considerations, nor does the discussion address any state, local or foreign tax considerations or any U.S. tax considerations (e.g., estate or gift tax) other than U.S. federal income tax considerations, that may be applicable to particular holders.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant in light of particular circumstances, nor does it address the U.S. federal income tax consequences to persons who are subject to special rules under U.S. federal income tax law, including:

  banks, insurance companies or other financial institutions;
  persons subject to the alternative minimum tax;
  tax-exempt organizations;
  controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid United States federal income tax;
  certain former citizens or long-term residents of the United States;
  dealers in securities or currencies;
  traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;
  persons that own, or are deemed to own, more than five percent of our capital stock;
  holders who acquired our stock as compensation or pursuant to the exercise of a stock option;
  persons who hold our common stock as a position in a hedging transaction, “straddle,” or other risk reduction transaction; or
  persons who do not hold our common stock as a capital asset (within the meaning of Section 1221 of the Code).

For purposes of this discussion, a U.S. holder is (i) an individual who is a citizen or resident of the United States for U.S. federal income tax purposes; (ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States (or treated as such under applicable U.S. tax laws), any state thereof, or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source; or (iv) a trust if (a) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) it has a valid election in effect under applicable law and regulations to be treated as a U.S. person for U.S. federal income tax purposes. A non-U.S. holder is a holder that is neither a U.S. holder nor a partnership or other entity classified as a partnership for U.S. federal income tax purposes.

In the case of a partnership or entity classified as a partnership for U.S. federal income tax purposes, the U.S. federal income tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. Partners of partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them of the merger or of the ownership and disposition of our ordinary shares.

Distributions

We do not currently anticipate paying distributions on our ordinary shares. In the event that distributions are paid, however, the gross amount of such distributions will be included in the gross income of the U.S. holder as dividend income on the date of receipt to the extent that the distribution is paid out of current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such dividends will be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations. Dividends received by non-corporate U.S. holders, including individuals, may be subject to reduced rates of taxation under current law. A U.S. holder may be eligible to claim a foreign tax credit with respect to any PRC withholding tax imposed on dividends paid by us. However, the foreign tax credit rules are complex, and their application in connection with Section 7874 of the Code and the Agreement Between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income, or the U.S.-PRC Tax Treaty, is not entirely clear at this time. U.S. holders should consult their own tax advisors with respect to any benefits they may be entitled to under the foreign tax credit rules and the U.S.-PRC Tax Treaty.

To the extent that dividends paid on our ordinary shares exceed current and accumulated earnings and profits, the distributions will be treated first as a tax-free return of tax basis on our ordinary shares, and to the extent that the amount of the distribution exceeds tax basis, the excess will be treated as gain from the disposition of those ordinary shares.

Sale or Other Disposition

U.S. holders our ordinary shares will recognize taxable gain or loss on any sale, exchange, or other taxable disposition of ordinary shares equal to the difference between the amount realized for the ordinary shares and the U.S. holder’s tax basis in the ordinary shares. This gain or loss generally will be capital gain or loss. Under current law, non-corporate U.S. holders, including individuals, are eligible for reduced tax rates if the ordinary shares have been held for more than one year. The deductibility of capital losses is subject to limitations. A U.S. holder may be eligible to claim a foreign tax credit with respect to any PRC withholding tax imposed on gain from the sale or other disposition of ordinary shares. However, the foreign tax credit rules are complex, and their application in connection with Section 7874 of the Code and the U.S.-PRC Tax Treaty is not entirely clear at this time. U.S. holders should consult their own tax advisors with respect to any benefits they may be entitled to under the foreign tax credit rules and the U.S.-PRC Tax Treaty.

Unearned Income Medicare Contribution

Recent legislation requires certain U.S. holders who are individuals, trusts or estates to pay an additional 3.8% Medicare tax on, among other things, dividends on and capital gains from the sale or other disposition of shares of stock for taxable years beginning after December 31, 2012. U.S. holders should consult their own advisors regarding the effect, if any, of this legislation on their ownership and disposition of our ordinary shares.

Information Reporting and Backup Withholding

Payments of dividends or of proceeds on the disposition of stock made to a holder of our ordinary shares may be subject to information reporting and backup withholding at a current rate of 28% unless such holder provides a correct taxpayer identification number on IRS Form W-9 (or other appropriate withholding form) or establishes an exemption from backup withholding, for example by properly certifying the holder’s non-U.S. status on a Form W-8BEN or another appropriate version of IRS Form W-8. Payments of dividends to holders must generally be reported annually to the IRS, along with the name and address of the holder and the amount of tax withheld, if any. A similar report is sent to the holder. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in the holder’s country of residence.

Backup withholding is not an additional tax; rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Foreign Account Tax Compliance

The Foreign Account Tax Compliance provisions of the Hiring Incentives to Restore Employment Act (generally referred to as “FATCA”), when applicable, will impose a U.S. federal withholding tax of 30% on certain “withholdable payments” (generally certain U.S.-source income, including dividends, and the gross proceeds from the sale or other disposition of assets producing such income) to foreign financial institutions and other non-U.S. entities that fail to comply with certain certification and information reporting requirements. The obligation to withhold under FATCA is currently expected to apply to, among other items, (i) U.S.-source dividend income that is paid on or after January 1, 2014 and (ii) to gross proceeds from the disposition of property that can produce U.S.-source dividends paid on or after January 1, 2015. Non-

U.S. holders should consult their tax advisors concerning application of FATCA to our ordinary shares in their particular circumstances.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We have filed this annual report on Form 20-F with the SEC under the Exchange Act. Statements made in this report as to the contents of any document referred to are not necessarily complete. With respect to each such document filed as an exhibit to this report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

We are subject to the informational requirements of the Exchange Act as a foreign private issuer and file reports and other information with the SEC. Reports and other information filed by us with the SEC, including this report, may be inspected and copied at the public reference room of the SEC at 100 F Street, N.E., Washington D.C. 20549. You can also obtain copies of this report by mail from the Public Reference Section of the SEC, 100 F. Street, N.E., Washington D.C. 20549, at prescribed rates. Additionally, copies of this material may be obtained from the SEC’s Internet site at http://www.sec.gov. The SEC’s telephone number is 1-800-SEC-0330.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

I. Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

We deposit surplus funds with Chinese banks earning daily interest. We do not invest in any instruments for trading purposes. Most of our outstanding debt instruments carry fixed rates of interest. Our operations generally are not directly sensitive to fluctuations in interest rates. The amount of long-term debt outstanding as of December 31, 2012 and 2011 was $0.1 million and $0.11 million, respectively. A hypothetical 1.0% increase in the annual interest rates for all of our credit facilities under which we had outstanding borrowings at December 31, 2012 would decrease net income before income taxes by approximately $110,200, or less than 1% for the year ended December 31, 2012. Management monitors the banks’ prime rates in conjunction with our cash requirements to determine the appropriate level of debt balances relative to other sources of funds. We have not entered into any hedging transactions in an effort to reduce our exposure to interest rate risk.

Foreign Exchange Risk

While our reporting currency is the U.S. dollar, substantially all of our consolidated revenues and consolidated costs and expenses are denominated in RMB. Substantially all of our assets are denominated in RMB except for cash. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between the U.S. dollar and the RMB. If the RMB depreciates against the U.S. dollar, the value of our RMB revenues, earnings and assets as expressed in our U.S. dollar financial statements will decline. Assets and liabilities are translated at exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and equity is translated at historical exchange rates. Any resulting translation adjustments are not included in determining net income but are included in determining other comprehensive income, a component of equity. An average appreciation (depreciation) of the RMB against the U.S. dollar of 5% would increase (decrease) our comprehensive income by $10 million based on our outstanding revenues, costs and expenses, assets and liabilities denominated in RMB as of December 31, 2012. As of December 31, 2012, our accumulated other comprehensive income was $21.81 million. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

The value of RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. Since July 2005, RMB has not been pegged to the U.S. dollar. Although the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, RMB may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in the future, PRC authorities may lift restrictions on fluctuations in RMB exchange rate and lessen intervention in the foreign exchange market.

Inflation

Inflationary factors such as increases in the cost of our product and overhead costs may adversely affect our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and selling, general and administrative expenses as a percentage of net revenues if the selling prices of our products do not increase with these increased costs.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

We do not have any American Depositary Shares.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITIES HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

As required by Rule 13a-15(e), our management has carried out an evaluation, with the participation and under the supervision of our Chief Executive Officer, Mr. Jiang Huai Lin and our Chief Financial Officer, Mr. Daniel K. Lee, of the effectiveness of the design and operation of our disclosure controls and procedures, as of December 31, 2012. Based upon, and as of the date of this evaluation, Messrs. Lin and Lee, determined that, as of December 31, 2012, our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting refers to the process designed by, or under the supervision of, our Chief Executive Officer and Interim Chief Financial Officer, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP, and includes those policies and procedures that:

(1)	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

(2)

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that our receipts and expenditures are being made only in accordance with the authorization of our management and directors; and

(3)	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2012. In making this assessment, management used the framework set forth in the report entitled Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company’s internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Based on our assessment, we determined that, as of December 31, 2012, our internal control over financial reporting was effective based on those criteria.

Attestation Report of the Registered Public Accounting Firm

Because the Company is a non-accelerated filer, this annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting during the fiscal year ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Remington C.H. Hu is an “audit committee financial expert” and that he is an “independent director” as defined by the rules and regulations of NASDAQ.

ITEM 16B.	CODE OF ETHICS

Our amended and restated code of ethics conforms to the rules and regulations of NASDAQ. The code of ethics applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer, and addresses, among other things, honesty and ethical conduct, conflicts of interest, compliance with laws, regulations and policies, including disclosure requirements under the federal securities laws, confidentiality, trading on inside information, and reporting of violations of the code. A copy of the code of ethics has been filed as Exhibit 14 to the annual report on Form 10-K of CITN filed on March 31, 2008. Our code of ethics is also posted on the corporate governance page of our website at www.chinacnit.com. During the fiscal year ended December 31, 2012, there were no waivers of our code of ethics.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with services rendered by our principal external auditors for the periods indicated.

	Fiscal Year Ended December 31,
	2012	2011
Audit Fees	$365,872	$569,874
Tax Fees	30,306	25,000
TOTAL	$396,178	$594,874

“Audit Fees” consisted of the aggregate fees billed for professional services rendered for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements.

“Audit Related Fees” consisted of the aggregate fees billed for professional services rendered for assurance and related services that were reasonably related to the performance of the audit or review of our regulatory filings and were not otherwise included in Audit Fees.

“Tax Fees” consisted of the aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning. Included in such Tax Fees were fees for preparation of our tax returns and consultancy and advice on other tax planning matters.

“All Other Fees” consisted of the aggregate fees billed for products and services provided and not otherwise included in Audit Fees, Audit Related Fees or Tax Fees.

Our Audit Committee pre-approves all auditing services and permitted non-audit services to be performed for us by our independent auditor, including the fees and terms thereof (subject to the de minimums exceptions for non-audit services described in Section 10A(i)(l)(B) of the Exchange Act that are approved by our Audit Committee prior to the completion of the audit). The percentage of services provided for which we paid audit-related fees, tax fees, or other fees that were approved by our Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X promulgated by the SEC was 100%.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

We have not asked for, nor have we been granted, an exemption from the applicable listing standards for our Audit Committee.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Below is a table containing information about purchases made by us or by affiliated purchasers.

Period	Total Number of Shares Purchased(1)	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
January 1, 2012 – January 31, 2012	223,604	$1.3713	581,231	$4,071,349
February 1, 2012 – February 28, 2012
March 1, 2012 – March 31, 2012
April 1, 2012 – April 30, 2012
May 1, 2012 – May 31, 2012
June 1, 2012 – June 30, 2012	124,455	$0.9867	124,455	$1,877,200.25
July 1, 2012 – July 31, 2012	36,991	$0.9967	161,446	$1,840,331.32
August 1, 2012 – August 31, 2012	268,349	$0.8838	429,795	$1,603,164.47
September 1, 2012 – September 30, 2012	1,400,000	$1.10
October 1, 2012 – October 31, 2012
November 1, 2012 – November 30, 2012
December 1, 2012 – December 31, 2012

(1) Except for one purchase by Mr. Jiang Huai Lin as described in this footnote, all purchases were made pursuant to an amended and restated Rule 10b5-1 repurchase plan. This plan was originally announced on September 24, 2010; an extension to the plan was announced on September 16, 2010; and an amendment to the plan was announced on November 17, 2011. Under the plan as amended, up to $5 million of shares could be repurchased by the Company. The plan was to expire no later than September 15, 2012. On March 15, 2012, the Company announced that its Board of Directors had approved the termination of the plan. As also announced on that date, Mr. Lin entered into a new $2 million purchase plan. This plan expired on September 15, 2012. On March 12, 2012, Mr. Lin agreed to purchase 1,084,895 shares in a private transaction outside his purchase plan at a purchase price per share of $1.20. On September 10, 2012, Mr. Lin agreed to purchase 1,400,000 shares in a private transaction outside his purchase plan at a purchase price per share of $1.10.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

NASDAQ Marketplace Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” with respect to certain corporate governance matters. We have not elected to follow any “home country practice” in lieu of any requirement of the NASDAQ Marketplace Rules. We intend to satisfy our requirement under NASDAQ Marketplace Rule 5250(d)(1) to distribute to shareholders copies of our annual report by posting our annual reports on Form 20-F on our company website at www.chinacnit.com, providing a hard copy of our annual report free of charge to shareholders upon request with a reasonable period following such request, and posting a prominent undertaking to this effect on our Internet website. Simultaneous with such posting, we intend to issue a press release containing this and certain other information required by NASDAQ to distribute annual reports to shareholders in this manner. Domestic company issuers listed on NASDAQ may satisfy this requirement by furnishing a copy of their annual report to shareholders in the manner provided by Rule 14a-16 under the Exchange Act. As a foreign private issuer, we are not subject to the requirements of Rule 14a-16. We have determined that this requirement under the NASDAQ Marketplace Rules would be most efficiently addressed in the manner described above.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

The full text of our audited consolidated financial statements begins on page F-1 of this annual report.

ITEM 19.	EXHIBITS

The list of exhibits in the Exhibit Index to this report is incorporated herein by reference.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 22, 2013	CHINA INFORMATION TECHNOLOGY, INC.

/s/ Jiang Huai Lin
Jiang Huai Lin
Chief Executive Officer

PART I
FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS.

CHINA INFORMATION TECHNOLOGY, INC.
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
China Information Technology, Inc.

We have audited the accompanying consolidated balance sheets of China Information Technology, Inc. and its subsidiaries and variable interest entity (the “Company”) as of December 31, 2012 and 2011, and the related consolidated statements of (loss) income, comprehensive (loss) income, changes in equity, and cash flows for each of the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2012 and 2011, and the results of its operations and its cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ GHP HORWATH, P.C.

Denver, Colorado
April 22, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the board of directors and shareholders of
China Information Technology, Inc.

We have audited the accompanying consolidated statements of (loss) income, comprehensive (loss) income, changes in equity and cash flows of China Information Technology, Inc. and its subsidiaries and variable interest entity (the “Company”) for the year ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of the Company for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO Limited
Hong Kong, March 8, 2011, except for Note 4 which is as of March 7, 2012

CHINA INFORMATION TECHNOLOGY, INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2012 AND 2011
Expressed in U.S. dollars (Except for share amounts)

			December 31	December 31
	NOTES		2012	2011
ASSETS

CURRENT ASSETS
Cash and cash equivalents			10,747,998	14,019,634
Restricted cash			10,347,015	12,538,049
Accounts receivable, billed and unbilled, net of allowance for doubtful accounts of $29,518,000 and $9,373,000, respectively			85,958,886	103,342,459
Bills receivable			1,531,772	247,338
Advances to suppliers			6,089,210	5,020,747
Amounts due from related parties	6		1,212,226	22,823
Inventories, net of provision of $5,976,000 and $5,224,000, respectively	7		16,797,673	22,317,260
Other receivables and prepaid expenses			8,801,985	9,603,954
Deferred tax assets	13		2,297,617	2,548,834
TOTAL CURRENT ASSETS			143,784,382	169,661,098

Deposit for purchase of land use rights	10	(a)	19,085,878	27,564,586
Long-term investments	8		2,580,096	2,401,561
Property, plant and equipment, net	9		66,269,320	91,161,093
Land use rights, net	10	(b)	13,122,363	1,956,616
Intangible assets, net	10	(c)	14,416,976	14,380,459
Goodwill	5		27,622,490	53,983,687
Deferred tax assets	13		540,384	683,042
TOTAL ASSETS			$287,421,889	$361,792,142

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Short-term bank loans	11		$50,813,046	$40,983,457
Accounts payable			20,289,783	19,013,509
Bills payable	12		33,686,488	27,399,393
Advances from customers			3,754,442	6,403,966
Amounts due to related parties	6		-	593,617
Accrued payroll and benefits			2,945,323	3,060,384
Other payables and accrued expenses			6,907,622	6,784,353
Income tax payable			3,660,926	3,525,949
TOTAL CURRENT LIABILITIES			122,057,630	107,764,628

Long-term bank loans	11		74,175	109,524
Amounts due to related parties, long-term portion	6		12,728	12,624
Deferred tax liabilities	13		1,263,423	1,365,680
TOTAL LIABILITIES			$123,407,956	$109,252,456

COMMITMENTS AND CONTINGENCIES
EQUITY
Common stock, par $0.01; authorized capital 100,000,000 shares; shares issued and outstanding 2012: 27,007,608 shares, 2011: 27,230,835 shares			$286,326	$286,326
Treasury stock, 2012: 584,231 shares, 2011: 360,627 at cost			(1,011,091)	(695,514)
Additional paid-in capital			101,261,307	101,261,307
Reserve			14,532,587	14,488,533
Retained earnings			5,804,023	95,600,619
Accumulated other comprehensive income			21,811,064	19,925,259
Total equity of the Company			142,684,216	230,866,530
Non-controlling interest			21,329,717	21,673,156
Total equity			164,013,933	252,539,686

TOTAL LIABILITIES AND EQUITY			$287,421,889	$361,792,142

The accompanying notes are an integral part of these consolidated financial statements

CHINA INFORMATION TECHNOLOGY, INC.
CONSOLIDATED STATEMENTS OF (LOSS) INCOME
YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
Expressed in U.S. dollars

	NOTES	2012	2011	2010
Revenue – Products		$45,690,706	$46,435,133	$53,328,214
Revenue – Software		18,597,383	39,301,812	90,419,181
Revenue - System integration		20,905,251	27,678,685	16,278,860
Revenue – Others		1,184,115	1,119,923	3,819,342
TOTAL REVENUE		86,377,455	114,535,553	163,845,597

Cost - Products sold		40,119,790	36,815,966	46,052,309
Cost - Software sold		8,904,134	13,302,464	38,574,738
Cost - System integration		15,964,817	19,625,349	8,259,899
Cost – Others		889,234	472,270	395,496
TOTAL COST		65,877,975	70,216,049	93,282,442

GROSS PROFIT		20,499,480	44,319,504	70,563,155

Administrative expenses		64,609,752	22,785,631	18,623,523
Research and development expenses		4,951,166	4,483,754	3,016,693
Selling expenses		9,786,220	7,522,986	6,359,487
Impairment loss on goodwill		26,832,255	-	-

(LOSS) INCOME FROM OPERATIONS		(85,679,913)	9,527,133	42,563,452

Subsidy income		1,709,246	1,939,787	948,630
Other (loss)income, net		(1,536,108)	538,624	1,237,933
Interest income		343,289	317,190	126,459
Interest expense		(4,646,818)	(2,948,406)	(1,539,407)

(LOSS)INCOME BEFORE INCOME TAXES		(89,810,304)	9,374,328	43,337,067

Income tax expense	13	(812,254)	(804,149)	(7,863,437)

NET (LOSS)INCOME		(90,622,558)	8,570,179	35,473,630
Less: Net loss (income) attributable to the non-controlling interest	3	992,050	(660,781)	(1,071,626)
NET (LOSS)INCOME ATTRIBUTABLE TO THE COMPANY		$(89,630,508)	$7,909,398	$34,402,004

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING
Basic	4	27,017,780	26,737,638	25,907,217
Diluted	4	27,017,780	26,965,006	26,072,506

(LOSS)EARNINGS PER SHARE
Basic	4	$(3.32)	$0.30	$1.33
Diluted	4	$(3.32)	$0.29	$1.32

The accompanying notes are an integral part of these consolidated financial statements

CHINA INFORMATION TECHNOLOGY, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
Expressed in U.S. dollars

	2012	2011	2010
Net (loss) income	$(90,622,558)	$8,570,179	$35,473,630
Other comprehensive (loss) income:
Foreign currency translation gain	2,128,770	8,903,913	6,668,353
Comprehensive (loss) income	(88,493,788)	17,474,092	42,141,983
Comprehensive loss (income) attributable to the non-controlling interest	749,085	(964,475)	(1,431,514)
Comprehensive (loss) income attributable to the Company	$(87,744,703)	$16,509,617	$40,710,469

The accompanying notes are an integral part of these consolidated financial statements

CHINA INFORMATION TECHNOLOGY, INC
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
Expressed in U.S. dollars

								Accumulated
	Common stock		Treasury stock		Additional			other	Non
	Par value $0.01		Par value $0.01		Paid-in		Retained	comprehensive	controlling
	Shares	Amount	Shares	Amount	Capital	Reserve	Earnings	income	interest	Total
BALANCE AS AT JANUARY 1, 2010	24,952,571	233,548	(3,000)	(11,468)	78,495,062	8,345,371	60,462,275	5,016,575	15,357,471	167,898,834

Issuance of common stock in private placements (Note15)	826,017	16,520	-	-	9,113,232	-	-	-	-	9,129,752
Common stock issued upon the exercise of warrants (Note 15)	20,625	413	-	-	253,275	-	-	-	-	253,688
Stock-based compensation (Note 15)	231,681	4,634	-	-	2,394,876	-	-	-	-	2,399,510
Common stock released upon achieving earn-out target	-	-	-	-	1,850,405	-	-	-	-	1,850,405
Net income for the year	-	-	-	-	-	-	34,402,004	-	1,071,626	35,473,630
Foreign currency translation gain	-	-	-	-	-	-	-	6,308,465	359,888	6,668,353
Capital injection to Geo (Note 1)	-	-	-	-	-	-	-	-	1,714,022	1,714,022
Imputed interests in relation to shareholder’s loan	-	-	-	-	187,500	-	-	-	-	187,500
Transfer to reserve (Note 14)	-	-	-	-	-	4,623,614	(4,623,614)	-	-	-

BALANCE AS AT DECEMBER 31, 2010	26,030,894	255,115	(3,000)	(11,468)	92,294,350	12,968,985	90,240,665	11,325,040	18,503,007	225,575,694

Purchase of treasury stock (note 15)	-	-	(357,627)	(684,046)	-	-	-	-	-	(684,046)
Common stock issued upon the settlement of earn-out target (Note 15)	344,353	6,887	-	-	957,303	-	-	-	-	964,190
Stock-based compensation (Note 15)	125,000	2,500	-	-	1,142,499	-	-	-	-	1,144,999
Common stock released upon achieving earn-out target (Note 15)	165,289	3,306	-	-	1,719,006	-	-	-	-	1,722,312
Common stock issued on conversion of shareholder’s loan (Note 15)	925,926	18,518	-	-	4,981,482	-	-	-	-	5,000,000
Net income for the year	-	-	-	-	-	-	7,909,398	-	660,781	8,570,179
Foreign currency translation gain	-	-	-	-	-	-	-	8,600,219	303,694	8,903,913
Imputed interests in relation to shareholder’s loan	-	-	-	-	166,667	-	-	-	-	166,667
Changes in an ownership interest in Zhongtian (Note 1)	-	-	-	-	-	-	(1,029,896)	-	1,029,896	-
Capital injection to Zhongtian by minority shareholders (Note 1)	-	-	-	-	-	-	-	-	1,175,778	1,175,778
Transfer to reserve (Note 14)	-	-	-	-	-	1,519,548	(1,519,548)	-	-	-

BALANCE AS AT DECEMBER 31, 2011	27,591,462	$286,326	(360,627)	$(695,514)	$101,261,307	$14,488,533	$95,600,619	$19,925,259	$21,673,156	$252,539,686

Purchase of treasury stock (note 15)	-	-	(223,604)	(315,577)	-	-	-	-	-	(315,577)
Rounding impact of share changes due to one for two reverse stock split of common stock	377	-	-	-	-	-	-	-	-	-
Net loss for the year	-	-	-	-	-	-	(89,630,508)	-	(992,050)	(90,622,558)
Foreign currency translation gain	-	-	-	-	-	-	-	1,885,805	242,965	2,128,770
Transfer to reserve (Note 14)	-	-	-	-	-	44,054	(44,054)	-	-	-
Capital injection to Zhongtian	-	-	-	-	-	-	-	-	283,612	283,612
Changes in a Parent’s Ownership Interest in Zhongtian	-	-	-	-	-	-	(122,034)	-	122,034	-

BALANCE AS AT DECEMBER 31, 2012	27,591,839	$286,326	(584,231)	$(1,011,091)	$101,261,307	$14,532,587	$5,804,023	$21,811,064	$21,329,717	$164,013,933

The accompanying notes are an integral part of these consolidated financial statements

CHINA INFORMATION TECHNOLOGY, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
Expressed in U.S. dollars

	2012	2011	2010
OPERATING ACTIVITIES
Net (loss) income	$(90,622,558)	$8,570,179	$35,473,630
Adjustments to reconcile net (loss) income to net cash provided by operating activities:

Provision for losses on accounts receivable and other current assets	27,882,120	4,072,406	3,652,136
Depreciation	11,532,635	10,853,984	7,715,013
Impairment of goodwill	26,832,255	-	-
Impairment of property and equipment	11,809,432	-	-
Loss on disposal of intangible assets, net	69,319	-	-
Provision for obsolete inventories	2,235,574	4,627,598	378,619
Amortization of intangible assets and land use rights	2,292,518	1,757,655	1,794,555
Loss on disposal of property and equipment, net	2,915,708	578,265	339,601
Change in deferred income tax	306,838	(1,694,374)	110,200
Stock-based compensation	-	-	3,130,000
Loss on write-off of land use rights	-	-	232,938
Change in fair value of contingent consideration	-	(1,481,756)	(325,132)
Impairment of long-term investment	-	1,002,755	855,176
Imputed interest on shareholder’s loan	-	166,667	187,500
Changes in operating assets and liabilities, net of effects of business acquisitions
Increase in accounts payable and bills payable	7,175,522	7,101,150	3,761,608
Decrease (increase) in inventories	3,579,538	(6,171,310)	(8,943,882)
Decrease (increase) in restricted cash	250,306	(2,772,004)	(743,913)
Increase (decrease) in income tax payable	106,370	(275,586)	398,667
Increase (decrease) in other payables and accrued expenses and other liabilities	(64,095)	1,245,553	(6,673,381)
Increase in accounts receivable	(7,460,031)	(4,538,402)	(27,889,936)
(Decrease) increase in advances from customers	(2,700,713)	(1,329,076)	3,324,359
(Increase) decrease in advances to suppliers	(1,551,504)	3,973,915	(2,044,930)
(Increase) decrease in other receivables and prepaid expenses	(2,031,433)	(8,944,900)	11,758,974
(Decrease) increase in amounts due to/from related parties	(1,825,311)	(401,392)	457,735
Net cash (used in) provided by operating activities	(9,267,510)	16,341,327	26,949,537

INVESTING ACTIVITIES
Dividends received from Xiamen Yili Geo Information Technology Co., Ltd.	79,268	-	-
Proceeds from sale of property and equipment	18,549	-	142,049
Purchase of land use rights	(2,513,648)	-	(232,938)
Capitalized and purchased software development costs	(2,159,866)	(1,850,595)	(1,466,554)
Purchases of property and equipment	(778,691)	(16,776,095)	(29,860,881)
Investment in Hubei Information Science and Technology	(158,600)	-	-
Deposit for purchase of land use rights	(47,561)	-	(25,310,974)
Investment in Tianditu	-	-	(1,183,520)
Deposit for software purchase	-	-	(2,958,800)
Net cash used in investing activities	(5,560,549)	(18,626,690)	(60,871,618)

FINANCING ACTIVITIES
Borrowings under short-term loans	99,000,812	87,474,985	52,361,076
Decrease (increase) in restricted cash in relation to bank borrowings	2,042,836	(1,048,220)	(1,483,976)
Capital injection to Zhongtian by minority shareholders	283,612	1,157,551	-
Repayment of short-term loans	(89,499,942)	(87,299,684)	(35,938,146)
Repurchase of common stock	(315,577)	(684,046)	-
Repayment of long-term loans	(35,576)	(1,769,920)	(2,477,995)
Repayment of shareholder’s loan	-	-	(1,035,580)
Capital injection to Geo by minority shareholders	-	-	1,744,213
Borrowings from shareholder’s loan	-	-	6,035,580
Borrowings under long-term loans	-	-	8,491,756
Issued common stock	-	-	9,383,440
Net cash (used in) provided by financing activities	11,476,165	(2,169,334)	37,080,368

Effect of exchange rate changes on cash and cash equivalents	80,258	307,474	1,529,937

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(3,271,636)	(4,147,223)	4,688,224
CASH AND CASH EQUIVALENTS, BEGINNING	14,019,634	18,166,857	13,478,633
CASH AND CASH EQUIVALENTS, ENDING	$10,747,998	$14,019,634	$18,166,857

Supplemental disclosure of cash flow information:
Cash paid during the year
Income taxes	$493,378	$2,708,313	$7,360,151
Interest	$4,537,517	$2,725,058	$1,331,258

Supplemental disclosure of significant non-cash transactions:

In 2010, upon achievement of earn out target by Zhongtian, 177,582 previously issued shares became no longer returnable and resulted in additional equity purchase consideration and goodwill of $1.85 million. Huipu achieved earn out target in 2010 and 165,289 shares was issued for equity portion of purchase price of Huipu.

On February 8, 2011, the Company granted eligible employees a total of 125,000 shares of the Company’s common stock under the China Information Technology, Inc. Equity Incentive Plan as compensation. The fair value of these shares of approximately $1.1 million, based on the quoted market price, was accrued as of December 31, 2010 as the compensation was for services provided in 2010.

On May 3, 2011, upon achievement of earn out targets by Huipu, the Company issued 165,289 shares of the Company’s common stock in connection with the acquisition of Huipu.

On August 16, 2011, the Company issued a total of 925,926 shares of the Company’s common stock at a conversion price of $5.4 per share as repayment of shareholder’s loan of $5.0 million.

On August 30, 2011, the Company settled the remaining potential earn out for 2011 and 2012 with Huipu’s former shareholder and issued 344,354 shares of the Company’s common stock in connection with the acquisition of Huipu ..

On September 5, 2012 deposits for land use rights related to HPC totaling $8.68 million were transferred to land use rights as the certificate from the local government was received.

The accompanying notes are an integral part of these consolidated financial statements

CHINA INFORMATION TECHNOLOGY, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

China Information Technology Inc (the "Company" or "CNIT"), together with its subsidiaries, is a total solutions provider of information and display technology products and services in the People’s Republic of China ("PRC"). The Company’s total solutions include specialized software, hardware, systems integration, and related services. These services are provided through the Company’s wholly-owned PRC subsidiaries, Information Security Technology (PRC) Co., Ltd ("IST"), and its subsidiary, Dongguan Information Security Technology (China) Co., Ltd ("IST DG"), Shenzhen Bocom Multimedia Display Technology Co., Ltd ("Bocom"), and Huipu Electronics (Shenzhen) Co., Ltd ("Huipu"), and through the Company’s variable interest entity ("VIE"), iASPEC Software Company Limited ("iASPEC"), and its subsidiaries, Wuda Geoinformatics Co., Ltd ("Geo"), Shenzhen iASPEC Zhongtian Software Company Ltd ("Zhongtian") and. Information Security Software (China) Co., Ltd (formerly, Information Security Development Technology Co., Ltd) ("ISS").

On October 31, 2012, the Company completed a reorganization of the Company as a British Virgin Islands (“BVI”) company. Each outstanding share of the common stock of the Company was converted into the right to receive on ordinary share of China Information Technology Inc., a BVI company (“CNIT BVI”). The shares of CNIT BVI are listed on the NASDAQ Global Select Market under the trading symbol “CNIT,” the same symbol under which the shares of common stock of the Company were listed.

Management Service Agreement

iASPEC is a VIE of the Company. To comply with PRC laws and regulations that restrict foreign ownership of companies that provide public security information technology and Geographic Information Systems software operating services to certain government and other customers, the Company operates the restricted aspect of its business through iASPEC.

Pursuant to the terms of a July 2007 management service agreement ("MSA"), as amended, iASPEC granted IST a ten-year, exclusive, royalty-free, transferable worldwide license to use and install certain iASPEC software, along with copies of source and object codes relating to such software. In addition, IST licensed back to iASPEC a royalty-free, limited, non-exclusive license to the software, without right of sub-license, for the sole purpose of permitting iASPEC to carry out its business as presently conducted. IST has the right to designate two Chinese citizens to serve as senior managers of iASPEC, to serve as a majority on iASPEC’s Board of Directors, and to assist in managing the business and operations of iASPEC. In addition, both iASPEC and IST will require the affirmative vote of a majority of the Company’s Board of Directors, including at least one non-insider director, for certain material actions, as defined, with respect to iASPEC.

In connection with the MSA, IST also entered into an immediately exercisable purchase option agreement ("Option Agreement") with iASPEC and its shareholders, pursuant to which the iASPEC shareholder granted the Company or its designee(s) an exclusive, irrevocable option to purchase, from time to time, all or a part of iASPEC’s shares or iASPEC’s assets from the iASPEC shareholder for $1,800,000 in the aggregate. The option may not be exercised if the exercise would violate any applicable laws and regulations in the PRC or cause any license or permit held by, and necessary for the operation of iASPEC, to be cancelled or invalidated.

Amended and Restated MSA

Pursuant to the MSA, IST will provide management and consulting services to iASPEC, under the following terms:

  iASPEC agreed that IST will be entitled to receive ninety five percent (95%) of the Net Received Profit, as defined, of iASPEC during the term of the Agreement. iASPEC is obligated to calculate and pay the Net Received Profit due to IST no later than the last day of the first month following the end of each fiscal quarter;

  Mr. Jianghuai Lin (“Mr. Lin”), CEO of the Company, agreed to enter into a pledge agreement with IST to pledge all of his equity interests in iASPEC as security for his and iASPEC’s fulfillment of their respective obligations under the MSA, and to register the pledge agreement with the local AIC (Administration for Industry and Commerce);

  Mr. Lin confirmed his status as the sole iASPEC shareholder and his assumption of all of the obligations of the iASPEC shareholder under the agreement, including a confirmation of his continuing obligation under a written guaranty, executed by the then iASPEC shareholders;

  Based on iASPEC’s needs for its development and operation, IST has the right, from time to time, at its sole discretion, to provide iASPEC with capital support

IST agreed that it will not interfere in any business of iASPEC covered by iASPEC’s PRC State Secret related Computer Information System Integration Certificate, including but not limited to, seeking access to relevant documents regarding such business; provided, however, that iASPEC agreed that it will cooperate with the requests of the Company as necessary to comply with the Company’s reporting obligations to the Securities and Exchange Commission.

The substance of the MSA and the Option Agreement is to:

  Allow the Company to utilize the business licenses, contacts, permits and other resources of iASPEC in order for the Company to be able to expand its operations and business model;

  Provide the Company with effective control over all of iASPEC’s operations;

  Allow the shareholders of iASPEC an opportunity to monetize a portion of their investment through the $1.8 million purchase option.

On August 2010, the Boards of Directors of iASPEC and the Company approved iASPEC’s less than pro rata contribution of RMB7.4 million (approximately $1.1 million), and approved the participation of the management teams of Geo, a majority-owned subsidiary of iASPEC, and iASPEC in the capital increase as an incentive and to align their interests with the interests of Geo and iASPEC. As a result of the capital increase, the equity interest owned by iASPEC in Geo was reduced from 57% to 52.54%, and the management teams of Geo and iASPEC now hold 11.02% of the equity interests in Geo.

On September 3, 2010, Geo, increased its registered capital from RMB 60 million (approximately $8.8 million) to RMB79 million (approximately $11.7 million). The RMB19.2 million (approximately $2.8 million) increase was contributed on a pro data basis by iASPEC, the minority shareholders of Geo and new shareholders, comprising of the management teams of both Geo and iASPEC, including Mr. Lin, the Company’s chief executive officer and the sole shareholder of iASPEC.

On May 5, 2011, Kwong Tai International Technology Ltd. (“Kwong Tai”), our wholly-owned subsidiary, and iASPEC entered into an equity transfer agreement, pursuant to which Kwong Tai agreed to transfer 100% of equity interests in Zhongtian, also our wholly-owned PRC subsidiary, to iASPEC, for a purchase price of RMB20.2 million (approximately $3.1 million). The purchase price is equal to the PRC registered capital of Zhongtian.

On December 29, 2011, Zhongtian, increased its registered capital from RMB33.2 million (approximately $5.2 million) to RMB40.7 million (approximately $6.4 million). The RMB7.5 million (approximately $1.2 million) was contributed by new shareholders, comprising the management teams of Zhongtian, including Mr. Lin, the Company’s chief executive officer. As a result of the capital increase, the equity interest owned by iASPEC in Zhongtian was reduced from 100% to 81.65%, and resulted in approximately $1 million of Zhongtian's equity being reclassified to non-controlling interest. On February 20, 2012, Zhongtian, increased its registered capital from RMB40.7 million (approximately $6.2 million) to RMB42.5 million (approximately $6.5 million). The RMB1.79 million (approximately $0.28 million) was contributed by new shareholders, comprising the management teams of Zhongtian, including Mr. Lin, the Company’s chief executive officer. As a result of the capital increase, the equity interest owned by iASPEC in Zhongtian was reduced from 81.65% to 78.21% and resulted in approximately $0.12 million of Zhongtian’s equity being reclassified to non-controlling interest.

On July 16, 2012, Information Security Software Investment Limited (“ISSI”), our wholly-owned subsidiary, and iASPEC entered into an equity transfer agreement, pursuant to which ISSI agreed to transfer 100% of equity interests in ISS, also our wholly-owned PRC subsidiary, to iASPEC, for a purchase price of RMB53.98 million (approximately $8.57 million).

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Consolidation

The consolidated financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles. The consolidated financial statements include the accounts of the Company, its subsidiaries and its VIE for which the Company is the primary beneficiary. All significant intercompany accounts and transactions have been eliminated in consolidation.

CHINA INFORMATION TECHNOLOGY, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Management makes these estimates using the best information available at the time the estimates are made; however actual results could differ from those estimates.

(c) Economic and Political Risks

The majority of the Company’s operations are conducted in the PRC. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environment in the PRC, and by the general state of the PRC economy. The Company’s operations in the PRC are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. The Company’s results may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation.

(d) Cash and Cash Equivalents

The Company considers all highly liquid investments purchased and cash deposits with financial institutions with original maturities of three months or less to be cash equivalents (Level 1).

The Company maintains its cash accounts at credit worthy financial institutions and closely monitors the movements of its cash positions. At December 31, 2012 and 2011, approximately $10.75 million and $14.02 million, respectively was held in bank accounts in the PRC.

(e) Restricted Cash

Restricted cash as of December 31, 2012 and 2011 consists of security deposits in bank accounts in the PRC that serve as collateral for the Company’s revolving working capital facility, which are included in short-term loans, bills payable, as well as letter of credit facilities.

(f) Accounts Receivable, Bills Receivable and Concentration of Risk

The Company evaluates the creditworthiness of each customer before accepting them and continuously monitors their recoverability. If there are any indicators that the customer may not make payment, then we may consider making provision for non-collectability for that particular customer. At the same time, we may cease further sales or services to such customer. The following are some of the factors that we consider in determining whether to discontinue sales or record an allowance:

  the customer fails to comply with its payment schedule;

  the customer is in serious financial difficulty;

  a significant dispute with the customer has occurred regarding job progress or other matters;

  the customer breaches any of the contractual obligations;

  the customer appears to be financially distressed due to economic or legal factors;

  the business between the customer and the Company is not active; and

  other objective evidence which indicates non-collectability of the accounts receivable.

We consider the following factors when determining whether to permit a longer payment period or provide other concessions to customers:

  the customer’s past payment history;

  the customer’s general risk profile, including factors such as the customer’s size, age, and public or private status;

  macroeconomic conditions that may affect a customer’s ability to pay; and

  the relative importance of the customer relationship to our business.

Bills receivable represent bank undertakings that essentially guarantee payment of amounts thereunder. The undertakings are provided by banks upon receipt of collateral deposits from the Company’s customers or debtors. Bills receivable can be sold at a discount before maturity, which is typically within three months.

CHINA INFORMATION TECHNOLOGY, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(f) Accounts Receivable, Bills Receivable and Concentration of Risk (continued)

Accounts receivable include $73.36 million and $72.23 million of unbilled accounts receivable at December 31, 2012 and 2011, respectively. Unbilled accounts receivable consist of estimated future billings for work performed but not yet invoiced to the customer. Unbilled accounts receivable are generally invoiced upon the completion of work orders, which is estimated to be within one year.

The Company’s top five customers accounted for 22% of accounts receivable as of December 31, 2012, of which no single customer accounted for greater than 10% or more of accounts receivable. The Company’s top five customers accounted for 19% of accounts receivable as of December 31, 2011, of which no single customer accounted for greater than 10% or more of accounts receivable.

For the years ended December 31, 2012, 2011 and 2010, no single customer accounted for 10% or more of total revenue. The allowance for doubtful accounts at December 31, 2012 and 2011, totaled $29.52 million and $9.37 million respectively, representing management’s best estimate.

Accounts receivable as at December 31, 2012 and 2011 are as follows:

	December 31,	December 31,
	2012	2011
Accounts receivable - Billed	$42,154,611	$40,490,742
Accounts receivable - Unbilled	73,321,889	72,225,044
Total Accounts Receivable	115,476,500	112,715,786
Bad Debt Provision	(29,517,614)	(9,373,327)
Accounts Receivable - Net	$85,958,886	$103,342,459

The following table describes the movements in the allowance for doubtful accounts during the years ended December 31, 2012 and 2011:

Balance at January 1, 2011	$6,072,644
Increase in allowance for doubtful accounts	6,169,941
Amounts recovered during current period	(3,145,062)
Foreign exchange difference	275,804
Balance at December 31, 2011	$9,373,327
Increase in allowance for doubtful accounts	24,708,326
Amounts written off as uncollectible	(4,598,552)
Amounts recovered during the year	(55,548)
Foreign exchange difference	90,061
Balance at December 31, 2012	$29,517,614

(g) Advances to Suppliers

Advances to suppliers represent cash deposits for the purchase of inventory items from suppliers.

(h) Advances from Customers

Advances from customers represent cash received from customers as advance payments for the purchase of the Company’s products.

(i) Fair Value of Financial Instruments and Fair Value Measurement

 Fair Value of Financial Instruments

Management has estimated that the carrying amounts of non-related party financial instruments approximate fair values for all periods presented due to their short-term maturities. The carrying amount of long-term debt approximates fair value because of its variable interest rate. The fair value of the amounts due from (to) related parties is not practicable to estimate due to the related party nature of the underlying transactions.

CHINA INFORMATION TECHNOLOGY, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(i) Fair Value of Financial Instruments and Fair Value Measurement (continued)

Fair Value Accounting

Financial Accounting Standards Board (FASB) Accounting Standards Codifications (ASC) 820-10 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). As required by FASB ASC 820-10, assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The three levels of the fair value hierarchy under FASB ASC 820-10 are described below:

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
Level 2	Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and
Level 3	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

As of December 31, 2012, goodwill, property, plant and equipment, and purchased software were measured at fair value on a non-recurring basis using level 3 inputs, which resulted in impairment on certain assets. Refer to Note 5 and Note 9 for impairment detail.

(j) Inventories

Inventories are valued at the lower of cost or market. Market is the estimated selling price in the ordinary course of business less the estimated cost of completion and the estimated costs necessary to make the sale.

The Company performs an analysis of slow-moving or obsolete inventory periodically and any necessary valuation reserves, which could potentially be significant, are included in the period in which the evaluations are completed. As of December 31, 2012 and 2011, the inventory impairment was mainly from raw materials, and results in a new cost basis for accounting purposes.

For the years ended December 31, 2012 and 2011, approximately 36% and 43%, respectively of total inventory purchases were from five unrelated suppliers. Two suppliers accounted for 22.8% of total inventory purchases in 2012 and no other suppliers accounted for greater than 10% of total inventory purchases. Two suppliers accounted for 25% of total inventory purchases in 2011 and no other suppliers accounted for greater than 10% of total inventory purchases. One supplier accounted for 10.6% of total inventory purchases in 2010 and no other suppliers accounted for greater than 10% of total purchases.

(k) Long-term Investments

Long-term investments (level 3) are carried at cost. If a decline in the fair value of a cost method investment is determined to be other than temporary, an impairment charge is recorded and the fair value becomes the new cost basis of the investment. Management evaluates all cost method investments for impairment; however, the fair value of the cost method investments is not required to be determined unless impairment indicators are present. When impairment indicators exist, discounted cash flow analyses are generally used to estimate the fair value.

(l) Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated amortization and depreciation. Amortization and depreciation is provided over the assets’ estimated useful lives, using the straight-line method. Estimated useful lives of property, plant and equipment are as follows:

Office buildings	20-50 years
Plant and machinery	3-20 years
Electronics equipment, furniture and fixtures	3-5 years
Motor vehicles	5 years
Purchased software	3-10 years

Maintenance and repairs costs are expensed as incurred, whereas significant renewals and betterments are capitalized.

CHINA INFORMATION TECHNOLOGY, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(m) Land use rights

All land in the PRC is owned by the PRC government. The government in the PRC, according to the PRC law, may sell the right to use the land for a specified period of time. Thus, all of the Company’s land purchases in the PRC are considered to be leasehold land under operating lease arrangements and are stated at cost less accumulated amortization and any recognized impairment loss. The cost of the land use right is amortized on a straight-line basis over the beneficial period of 46 years.

(n) Intangible assets

Intangible assets represent technology and customer base intangible assets acquired in connection with business acquisitions, and software development costs capitalized by the Company’s subsidiaries.

Intangible assets are amortized using the straight-line method over the following estimated useful lives:

Software development costs	2-5 years
Technology	10-20 years
Trademarks	20 years
Customer base	2 years

(o) Goodwill

ASC 350-30-50, “Goodwill and Other Intangible Assets”, requires the testing of goodwill and indefinite-lived intangible assets for impairment at least annually. The Company tests goodwill for impairment in the fourth quarter each year or earlier if an indicator of impairment exists.

Under applicable accounting guidance, the goodwill impairment analysis is a two-step test. The first step of the goodwill impairment test involves comparing the fair value of each reporting unit with its carrying amount including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired; however, if the carrying amount of the reporting unit exceeds its fair value, the second step must be performed to measure potential impairment.

The second step involves calculating an implied fair value of goodwill for each reporting unit for which the first step indicated possible impairment. If the implied fair value of goodwill exceeds the goodwill assigned to the reporting unit, there is no impairment. If the goodwill assigned to a reporting unit exceeds the implied fair value of goodwill, an impairment charge is recorded for the excess.

(p) Long-Lived Assets

Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. It is reasonably possible that these assets could become impaired as a result of technology or other industry changes. Determination of recoverability of assets to be held and used is determined by comparing the carrying amount of an asset to future net undiscounted cash flows to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets held for disposal, if any, are reported at the lower of the carrying amount or fair value less costs to sell.

(q) Revenue Recognition

The Company generates its revenues primarily from three sources, (1) hardware sales, (2) software sales, and (3) system integration services. The Company’s revenue recognition policies are in accordance with SEC Staff Accounting Bulletin No. 104, "Revenue Recognition", FASB ASC No. 605-35 "Construction-Type and Production-Type Contracts" ("FASB ASC 605-35"), and FASB ASC No. 605-25 “Multiple-Element Arrangements” (“FASB ASC 605-25”).

Hardware revenues are generated primarily from the sale of display technology products and are recognized only when persuasive evidence of an arrangement exists, delivery has occurred and upon receipt of customers’ acceptance, the price to the customer is fixed or determinable in accordance with the contract, and collectability is reasonably assured. Hardware sales do not include software or system integration, and are classified on the “Revenue-Products” line on the Company’s consolidated statement of (loss) income.

Software revenues are generated from fixed-price contracts which include the designing, building and development of software products, and services to customize such software to meet customers’ needs. Software development projects usually include developing software, integrating various isolated software systems into one, and testing the system. The design and build services, together with the integration of the various elements, are generally determined to be essential to the functionality of the delivered software, and accordingly revenue is recognized using the percentage of completion method of accounting in accordance with FASB ASC 605-35. The percentage of completion for each contract is estimated based on the ratio of direct labor hours incurred to total estimated direct labor hours. Software sales do not include either hardware or system integration, and are classified on the “Revenue-Software” line on the Company’s consolidated statement of (loss) income.

CHINA INFORMATION TECHNOLOGY, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(q) Revenue Recognition (continued)

System integration revenues are generated from fixed-price contracts which combines both of the foregoing elements (customized software development and integration, and non-customized hardware). System integration projects usually include the purchase of hardware, developing software, and integrating various systems into one, and testing the system. Accordingly, system integration revenues contain multiple deliverables consisting of two separate units of account (1) software development and integration, and (2) hardware, both of which are clearly outlined in contracts executed with customers. Revenue from the software element is recognized using the percentage of completion method of accounting outlined above under software revenues. Revenue from the hardware element is recognized when all four revenue recognition criteria are met, as outlined above under hardware revenues, which generally occurs upon customer acceptance. The hardware component of system integration projects consists of standard products and requires only minor modification and an insignificant amount of labor to meet customers’ needs. Collectively, revenues from system integration projects are recognized using percentage of completion based on the ratio of costs incurred to total estimated costs, and are classified on the “Revenue-System integration” line on the Company’s consolidated statement of (loss) income.

The Company accounts for system integration projects in accordance with FASB ASC 605-25. To determine the selling price of each unit of account included within the system integration contracts, the Company uses vendor-specific objective evidence (VSOE) for the software component, and third-party evidence for the hardware component.

In addition, the Company provides post contract support (PCS), which includes telephone technical support that is not essential to the functionality of the software or hardware elements. Although VSOE does not exist for PCS, because (1) the PCS fees are included in the total contract amount, (2) the PCS service period is for less than one year, (3) the estimated cost of providing PCS is not significant, and (4) unspecified upgrades enhancements offered are minimal and infrequent; the Company recognizes PCS revenue after delivery and customer acceptance.

Contract periods are usually less than six months, and typical contract periods for PCS are 12 months.

Customers are billed in accordance with contract terms, which typically require partial payment at the signing of the contract, partial payment at delivery and customer acceptance dates, with the remainder due within a stated period of time not exceeding 12 months. Occasionally, the Company enters into contracts which allow a percentage of the total contract price to be paid one to three years after completion of a system integration project. Revenues on these extended payments are recognized upon completion of the terms specified in the contract and when collectability is reasonably assured.

No rights of return are allowed except for non-conforming products, which have been insignificant based on historical experiences. If nonconforming products are returned due to software issues, the Company will provide upgrades or additional customization to suit customers’ needs. In cases where non-conformity is a result of integrated hardware, the Company returns the hardware to the original vendor for replacement.

Unbilled accounts receivable consist of estimated future billings for work performed but not yet invoiced to the customer. Unbilled accounts receivable are generally invoiced within one year of completion of the work performed. Changes in estimates for revenues, costs and profits are recognized in the period in which they are determinable. When the Company’s estimates indicate that the entire contract will be performed at a loss, a provision for the entire loss is recorded in the current accounting period.

(r) Treasury Stock

The Company repurchases its common stock from time to time in the open market and holds such shares as treasury stock. The Company applies the “cost method” and presents the cost to repurchase such shares as a reduction in shareholders’ equity. During the year ended December 31, 2012 and 2011, the Company repurchased a net total of 223,604 and 357,627 shares of common stock, respectively. No shares were repurchased in 2010.

(s) Stock-based compensation

The Company applies ASC No. 718, “Compensation — Stock Compensation” (formerly the SFAS No. 123 (revised 2004) “Share-based Payment”), which requires that share-based payment transactions with employees, such as share options, be measured based on the grant-date fair value of the equity instrument issued and recognized as compensation expense over the requisite service period, with a corresponding addition to equity. Under this method, compensation cost related to employee share options or similar equity instruments is measured at the grant date based on the fair value of the award and is recognized over the period during which an employee is required to provide service in exchange for the award, which generally is the vesting period.

During the years ended December 31, 2012, 2011 and 2010, the Company recognized $0 million, $0 million and $3.13 million, respectively of compensation expense.

CHINA INFORMATION TECHNOLOGY, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(t) Foreign Currency Translation

The functional currency of the US and BVI companies is the United States dollar. The functional currency of the Company’s Hong Kong subsidiaries is the Hong Kong dollar.

The functional currency of the Company’s wholly-owned PRC subsidiaries and its VIE is the Chinese Renminbi Yuan, (“RMB”). RMB is not freely convertible into foreign currencies. The Company’s PRC subsidiaries’ and their VIE’s financial statements are maintained in the functional currency. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at rates of exchange prevailing at the balance sheet date. Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transactions. Exchange gains or losses arising from foreign currency transactions are included in the determination of net income for the respective periods.

For financial reporting purposes, the financial statements of the Company have been translated into United States dollars. Assets and liabilities are translated at exchange rates at the balance sheet dates, revenue and expenses are translated at average exchange rates, and equity is translated at historical exchange rates. Any resulting translation adjustments are not included in determining net income but are included in other comprehensive income, a component of equity.

The exchange rates adopted are as follows:

	December 31,	December 31,
	2012	2011
Year end exchange rate	6.3012	6.3532
Average yearly exchange rate	6.3052	6.4533

The average yearly exchange rate adopted for the year ended December 31, 2010 was 6.7595.

No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at the rates used in translation.

(u) Subsidy Income

Subsidy income mainly represents income received from the local governmental agency in China for development and designated activities. We have no continuing obligation under the subsidy provision.

(v) Income Taxes

Income taxes are provided on an asset and liability approach for financial accounting and reporting of income taxes. Deferred income taxes are recognized for all significant temporary differences at enacted rates and classified as current or non-current based upon the classification of the related asset or liability in the financial statements. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion, or all of, the deferred tax asset will not be realized. The Company classifies interest and/or penalties related to unrecognized tax benefits, if any, as a component of income tax expense.

The Company applies the provisions of ASC No. 740 “Income Taxes” (“ASC 740”), which clarifies the accounting for uncertainty in income taxes recognized by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 also provides accounting guidance on de-recognition, classification, interest and penalties, and disclosure.

(w) Segment reporting

Segment information is consistent with how management reviews the businesses, makes investing and resource allocation decisions and assesses operating performance. Transfers and sales between reportable segments, if any, are recorded at cost.

In connection with the changes in the Company’s business portfolio and realignment of management, management conducted a review of its operating business segments during the first quarter of 2011. The review resulted in changing the segment reporting from four to two new segments, Information Technology (“IT”), and Display Technology (“DT”).

The Company’s new segment reporting, which has been used for all periods presented, follows the organizational structure as reflected in its internal management reporting systems, which are the basis for assessing the financial performance of the business segments and for allocating resources to the business segments.

CHINA INFORMATION TECHNOLOGY, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(w) Segment reporting (continued)

The Company reports financial and operating information in the following two segments:

(a)

IT includes revenues from products and services surrounding the Company’s variety of software core competencies currently primarily in Geographic Information Systems, Digital Public Security Technologies and Hospital Information Systems. IT segment revenues are generated from the sales of software and system integration services, as well as hardware other than display products.

(b)

DT includes revenues from products and services surrounding the Company’s display technology core competencies currently primarily in Geographic Information Systems, Digital Public Security Technologies, Education and Media Solutions and consumer products. DT segment revenues are generated from sales of hardware and total solutions of hardware integrated with proprietary software and content, as well as services.

(x) Sales, use and other value added tax

Revenue is recorded net of applicable sales, use and value added tax.

(y) Recent Accounting Pronouncements

In September 2011, the FASB issued Accounting Standards Update (ASU) 2011-08 “Intangibles—Goodwill and Other” (Topic 350) – “Testing Goodwill for Impairment”. ASU 2011-08 provides an entity the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is greater than its carrying amount, then performing the two-step impairment test is not required. ASU 2011-08 was effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Refer to Note 5 regarding our goodwill impairment test.

(z) Reclassifications

Certain amounts in the 2011 consolidated financial statements have been reclassified to conform to the current year presentation.

3.	VARIABLE INTEREST ENTITY

The Company is the primary beneficiary of iASPEC, pursuant to the MSA, and iASPEC qualifies as a variable interest entity of the Company. Accordingly, the assets and liabilities and revenues and expenses of iASPEC have been included in the accompanying consolidated financial statements. In the opinion of management, (i) the ownership structure of the Company, and the VIEs are in compliance with existing PRC laws and regulations; (ii) the contractual arrangements with the VIEs and its shareholder are valid and binding, and will not result in any violation of PRC laws or regulations currently in effect; and (iii) the Company’s business operations are in compliance with existing PRC laws and regulations in all material respects.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the Company cannot be assured that PRC regulatory authorities will not ultimately take a contrary view to its opinion. If the current ownership structure of the Company and its contractual arrangements with VIEs are found to be in violation of any existing or future PRC laws and regulations, the Company may be required to restructure its ownership structure and operations in the PRC to comply with the changing and new PRC laws and regulations. In the opinion of management, the likelihood of loss in respect of the Company’s current ownership structure or the contractual arrangements with VIEs is remote based on current facts and circumstances.

In order to facilitate iASPEC’s expansion and also to provide financing for iASPEC to complete the acquisition of Geo, the Company advanced RMB38 million (approximately $5.4 million) to iASPEC in two installments in 2007 and 2008, to increase iASPEC’s registered capital. In order to comply with PRC laws and regulations, the advance was made to Mr. Lin, iASPEC’s then majority shareholder, who, upon the authority and direction of the Board of Directors, forwarded the funds to iASPEC. The Company has recorded the advance of these funds as an interest-free loan to iASPEC, which was eliminated against additional capital of iASPEC in consolidation. The increase in iASPEC’s registered capital does not affect IST’s exclusive option to purchase iASPEC’s assets and shares under the MSA.

For the years ended December 31, 2012, 2011 and 2010, net loss of $ 992,050 (net loss of $ 1,038,176 from iASPEC, net income of $164,920 from Geo and net loss of $118,794 from Zhongtian), net income of $660,781 ($385,099 from iASPEC and $275,682 from Geo), and net income of $1,071,626 ($893,316 from iASPEC and $178,310 from Geo) respectively have been attributed to non-controlling interest in the consolidated statements of (loss) income of the Company.

CHINA INFORMATION TECHNOLOGY, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	VARIABLE INTEREST ENTITY (CONTINUED)

At December 31, 2012, the consolidation of iASPEC, Geo, ISS and Zhongtian resulted in an increase in assets of approximately $97.17 million, an increase in liabilities (consisting primarily of accounts payable and short-term bank loans) of approximately $35.62 million, and an increase in non-controlling interest of approximately $21.33 million, and for the years ended December 31, 2012 and 2011 the consolidation resulted in an increase in net loss attributable to the Company of approximately $14.22 million and net income attributable to the Company $7.32 million, respectively.

4.	EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share are computed by dividing income available to common shareholders by the weighted-average number of common stock outstanding during the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock, or resulted in the issuance of common stock that shared in the earnings of the entity. For purposes of the computation of net income per share, shares issued in connection with acquisitions that are returnable are considered contingently returnable shares under FASB ASC 260, although classified as issued and outstanding, are not included in the basic weighted average number of shares until all necessary conditions are met that no longer cause the shares to be contingently returnable. These contingently returnable shares are included in the diluted weighted average number of shares as of the beginning of the period in which the conditions were satisfied (or as of the date of the agreement, if later).

Components of basic and diluted earnings per share were as follows for the years ended December 31, 2012, 2011 and 2010:

	2012	2011	2010
Net (loss) income attributable to the Company	$(89,630,508)	$7,909,398	$34,402,004
Weighted average outstanding shares of common stock	27,017,780	26,737,638	25,907,217
Effect of dilutive securities
Warrants	-	-	-
Contingently issuable shares	-	227,368	165,289

Earnings per share:
Basic	$(3.32)	$0.30	$1.33
Diluted	$(3.32)	$0.29	$1.32

Warrants for the purchase of 200,000 shares were not included in 2012 and 2011 as their effect would have been anti-dilutive.

5.	GOODWILL

Goodwill by segment as at December 31, 2012 and 2011 is as follows:

		Goodwill	Foreign
		transfer from	Exchange
	December 31,	IT to DT	rate		December 31,
	2011	segment	adjustment	Impairment	2012
IT	$26,980,194	$(2,778,979)	$258,582	$-	$24,459,797
DT	27,003,493	2,778,979	212,476	(26,832,255)	3,162,693
Total	$53,983,687	$-	$471,058	$(26,832,255)	$27,622,490

In accordance with FASB ASC Topic 350, management reviews goodwill impairment annually or more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. Management used the discounted cash flow method to estimate the fair value of its reporting units. During the first quarter of 2011, the Company redefined its reporting units to be the IT and DT operating segments. As the Company continues to realign its reporting units between the IT and DT segments to better implement its restructuring strategy, the reporting units' corresponding goodwill was also realigned accordingly. In the second quarter of 2012 one of the Company’s business operations, which had been serving both the IT and DT segments, is now fully dedicated to the DT segment. Consequently, $2,778,979 of its goodwill has been reassigned to the DT segment. Determining the fair value of a reporting unit involves the use of significant estimates and assumptions, such as revenue growth rate, gross profit rate, and discount rate. The average revenue increase rate used in the cash flow models during the fourth quarter of 2012 ranged from approximately 2% to 11% over the initial five-year forecast period starting in 2013. The discount rate used in the cash flow models was approximately 8.83%, which was calculated by using weighted average cost of capital.

Based on the above calculation in the cash flow models, step one of the test results indicated that the carrying amount of the DT segment exceeded its fair value. As a result of completing step two of the goodwill impairment test, the Company recognized a goodwill impairment loss of $26,832,255 during the year ended December 31, 2012. The impairment charge resulted as our estimates of future cash flows for the DT segment business has been reduced to lower than expected operating performance results.

CHINA INFORMATION TECHNOLOGY, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6.	RELATED PARTY BALANCES AND TRANSACTIONS

(a) Related party balances

As of December 31, 2012 and 2011, amounts due from/to related parties consist of:

	December 31,	December 31,
	2012	2011

Due from related companies
- Xiamen Yili Geo Information Technology Co., Ltd.	$810,982	$22,823
- Wuhan Geo Navigation and Communication Technology Co., Ltd.	401,244	-
	$1,212,226	$22,823
Due to related companies
- Wuhan Geo Navigation and Communication Technology Co., Ltd.	$-	$593,617
Due to related parties, long-term portion
- Shareholder	$12,728	$12,624

Due from related companies, current portion

Approximately 8% of Xiamen Yili Geo Information Technology Co., Ltd. (“Yili”) is owned by Geo. The balance consists of accounts receivable from sales.

Approximately 9% of Wuhan Geo Navigation and Communication Technology Co., Ltd. (“Geo Navigation”) is owned by Geo. The balance due from Geo Navigation as of December 31, 2012 represents advances from Geo to Geo Navigation. These balances are non-interest bearing and due on demand.

Due to related companies

The balance due to Geo Navigation as of December 31, 2011 represents advances from Geo Navigation to Geo. These advances are non-interest bearing and due on demand.

Due to related party, long-term portion

The balance due to shareholder represents the balance of personal loans from Mr. Jianghuai Lin (“Mr. Lin”), the CEO of the Company, to the Company.

(b) Revenue - related party

Amounts recognized from Yili during the years ended December 31, 2012, 2011 and 2010 were as follows:

	2012	2011	2010
Revenue	$860,156	$14,334	$630,975
Cost of sales	(299,295)	-	(247,892)
Gross profit	$560,861	$14,334	$383,083

(c) Rental expenses - related party

Rental expenses from renting buildings and offices from Mr. Lin charged to operations during the years ended December 31, 2012, 2011 and 2010 were approximately $250,661, $248,653 and $110,795 respectively.

7.	INVENTORIES

As of December 31, 2012 and 2011, inventories consist of:

	December 31,	December 31,
	2012	2011
Raw materials	$3,584,355	$5,488,149
Work in Process	240,693	4,102,102
Finished goods	4,292,975	4,327,818
Installations in process	8,679,650	8,399,191
	$16,797,673	$22,317,260

CHINA INFORMATION TECHNOLOGY, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.	LONG-TERM INVESTMENTS

As of December 31, 2012 and 2011, long-term investments consist of:

	December 31,	December 31,
	2012	2011
Tianhe Navigation and Communication Technology Co., Ltd. (" Tianhe ")	$1,072,446	$1,063,661
Tianditu Co., Ltd.( "Tianditu")	1,269,600	1,259,200
Xiamen Yili Geo Information Technology Co., Ltd. (" Yili ")	79,350	78,700
Hubei Information Science and Technology Co., Ltd.( " HIST")	158,700	-
	$2,580,096	$2,401,561

Geo holds a 20% ownership interest in Tianhe. Although Geo owns 20% of Tianhe, Geo’s management does not have the ability to exercise significant influence over operating and financial policies of Tianhe due to the following factors:

a.	The Company and Geo do not participate in the policy making, operations, or financial processes of Tianhe;
b.	There are no intercompany transactions between the Company or Geo and Tianhe;
c.	There is no interchange of managerial personnel;
d.	The Company and Geo do not nominate or hold a board position at Tianhe; and
e.	There is no technological or financial dependence between the Company or Geo and Tianhe.

Management regularly evaluates the impairment of the cost method investments based on performance and financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. As of December 31, 2012, management reassessed the possible impairment of its investment in Tianhe and determined that there was no other-than-temporary impairment in the value of its investment in Tianhe and no impairment loss for year ended December 31, 2012. Impairment loss for the years ended December 31, 2011 and 2010 was $1,003,000 and $855,000, respectively. The impairment loss is recorded in “(loss) income from operations”.

Geo holds an 8% ownership interest in Tianditu which was set up in 2010 to provide online map services.

Geo holds a 10% ownership interest in HIST which was set up in 2012 to provide geographic information data gathering and processing, and geographic information software development business.

9.	PROPERTY, PLANT AND EQUIPMENT

As of December 31, 2012 and 2011, property, plant and equipment consist of:

	December 31,	December 31
	2012	2011
Office buildings	$8,514,301	$7,900,978
Plant and machinery	26,149,466	29,822,707
Electronic equipment, furniture and fixtures	10,799,484	10,602,803
Motor vehicles	1,020,480	1,100,810
Purchased software	55,331,553	68,460,250
	101,815,284	117,887,548

Less: accumulated depreciation	(35,545,964)	(26,726,455)
	$66,269,320	$91,161,093

Depreciation expense for the years ended December 31, 2012, 2011 and 2010 was approximately $11.53 million, $10.85 million and $7.72 million, respectively.

Management regularly evaluates property, plant and equipment for impairment if an event occurs or circumstances change that would potentially indicate that the carrying value of the property, plant and equipment and exceeded its fair value. Management utilizes the discounted cash flow method to estimate the fair value of the property, plant and equipment.

Based on the discounted cash flow method, management determined approximately $11,814,000 purchased software was impaired during the year ended December 31, 2012.

CHINA INFORMATION TECHNOLOGY, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10.	LAND USE RIGHTS AND INTANGIBLE ASSETS

(a) Deposits for purchase of land use rights

As of December 31, 2012, deposits for purchase of land use rights represent deposits for purchase of land use rights in Dongguan City of approximately $19.09 million (RMB120.26 million) by IST. As of December 31, 2011, deposits for the purchase of land use right also included additional land rights previous paid for an increase in plot ratios under existing land use rights in Fuyong County of Shenzhen of approximately $8.68 million (RMB 55.16 million). In 2012 the certificate for the Fuyong County land use rights was obtained and the balance was transferred to land use rights.

(b) Land use rights

As of December 31, 2012 and 2011, land use rights consist of:

	December 31,	December 31
	2012	2011
Land use rights	$13,340,419	$2,054,259
Less: accumulated amortization	(218,056)	(97,643)
Land use rights, net	$13,122,363	$1,956,616

Amortization expense for the years ended December 31, 2012, 2011 and 2010 was $120,000, $44,000 and $42,000, respectively.

Estimated amortization for the next five years and thereafter is as follows:
2013	303,785
2014	303,785
2015	303,785
2016	303,785
2017	303,785
Thereafter	11,603,438
Total	$13,122,363

(c) Intangible assets

As of December 31, 2012 and 2011, intangible assets consist of:

	December 31,	December 31
	2012	2011
Software development costs	$11,611,432	$9,489,011
Technology	7,779,315	7,715,591
Trademarks	4,489,623	4,452,846
Customer base	318,988	316,374
Sub-Total	24,199,358	21,973,822
Less: accumulated amortization	(9,782,382)	(7,593,363)
Intangible assets, net	$14,416,976	$14,380,459

Amortization expense for the years ended December 31, 2012, 2011 and 2010 was approximately $2.17million, $1.71 million and $1.75 million, respectively.

Estimated amortization for the next five years and thereafter is as follows:

2013	2,046,450
2014	2,046,450
2015	2,046,450
2016	2,046,450
2017	1,638,781
Thereafter	4,592,395
Total	$14,416,976

CHINA INFORMATION TECHNOLOGY, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11.	BANK LOANS

(a) Short-term bank loans

	December 31,	December 31,
	2012	2011
Secured short-term loans (1)	$ 48,714,342	$ 39,177,186
Unsecured short-term loans (2)	2,063,100	-
Add: amounts due within one year under long-term loan contracts	35,604	1,806,271
Total short-term bank loans	$ 50,813,046	$ 40,983,457

(1) Detailed information of secured short-term loan balances as of December 31, 2012 and 2011 were as follows:

	December 31,	December 31,
	2012	2011
Secured by IST, Zhongtian, iASPEC, Mr. Lin and guaranteed by plants	$ 17,456,207	$ -
Guaranteed by iASPEC	6,348,000	6,390,440
Secured by iASPEC’s trade receivables	5,014,920	2,990,600
Secured by Huipu’s trade receivables and guaranteed by IST	4,730,963	4,372,404
Guaranteed by IST	4,126,200	4,092,400
Collateralized by land and office buildings	3,332,700	14,260,441
Secured by Huipu’s trade receivables and guaranteed by the Company and Huipu	2,642,114	2,623,691
Guaranteed by Huipu	2,380,500	2,361,000
Guaranteed by the Company, CITH and Bocom	942,660	1,030,028
Secured by Geo's trade receivables and bank deposits	793,500	-
Secured by Bocom’s trade receivables and guaranteed by the Company	581,568	1,056,182
Secured by Zhongtian’s trade receivables	365,010	-
Total	$ 48,714,342	$ 39,177,186

(2) Unsecured short-term loans are fiduciary bank loans, bearing interest rates from 6% to 6.9%, due within one year.

(b) Long-term bank loans

	December 31,	December 31,
	2012	2011
Secured long-term loans	$ 109,779	$ 1,915,795
Less: amounts due within one year under long-term loan contracts	(35,604)	(1,806,271)
Total long-term bank loans	$ 74,175	$ 109,524

As of December 31, 2012, the Company has borrowings from banks, expiring at various dates from January 8, 2013 to February 21, 2016, primarily used to finance working capital requirements. The bank borrowings are in the form of credit facilities. Amounts available to the Company from the banks are based on the amount of collateral pledged or the amount guaranteed by our subsidiaries. These borrowings bear interest rates ranging from 1.54% to 8.24% per annum. The weighted average interest rate on short term debt is approximately 7.01%, 7.37% and 5.41% for the years ended December 31, 2012, 2011 and 2010, respectively. As of March 31, 2013, the Company has renewed $17.62 million in short term bank loans of which $10.87 expire after January 1, 2014. In addition, as of March 31, 2013, the Company has $15.39 million of additional borrowing availability under its credit facilities.

12.	BILLS PAYABLE

The Company has total available bills payable facilities of $38.61 million and $34.67 million with various banks, of which $4.91 million and $ 7.86 million were unutilized as of December 31, 2012 and 2011 respectively. The funds borrowed under these facilities are generally repayable within 9 months. Bills payable are non-interest bearing and generally repaid within 9 months.

CHINA INFORMATION TECHNOLOGY, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13.	INCOME TAXES

Pre-tax (loss) income for the years ended December 31, 2012, 2011 and 2010 was taxable in the following jurisdictions:

	2012	2011	2010
PRC	$ (88,771,964)	$ 8,250,896	$ 48,017,784
Others	(1,038,340)	1,123,432	(4,680,717)
Total income before income taxes	$ (89,810,304)	$ 9,374,328	$ 43,337,067

United States

The Company was incorporated in Nevada and is subject to United States of America tax law. It is management’s intention to reinvest all the income attributable to the Company earned by its operations outside the United States of America (the “U.S.”). Accordingly, no U.S. corporate income taxes are provided in these consolidated financial statements.

BVI

Under the current laws of the BVI, dividends and capital gains arising from the Company’s investments in the BVI are not subject to income taxes. PRC

The income tax provision consists of the following:

	2012	2011	2010
Current taxes	$ 503,416	$ 2,498,523	$ 7,758,819
Deferred taxes	308,838	(1,694,374)	104,618
Provision for income taxes	$ 812,254	$ 804,149	$ 7,863,437

	2012	2011	2010
PRC statutory tax rate	25%	25%	25%
Computed expected income tax (benefit) expense	$ (22,452,576)	$ 2,343,582	$ 10,834,267
Tax rate differential	5,224,798	(1,544,604)	(4,685,218)
Permanent differences	6,538,685	(172,271)	660,272
Increase in valuation allowance	11,271,912	197,672	-
Non-deductible tax loss	259,585	158,541	1,249,916
Other differences	(30,150)	(178,771)	(195,800)
Income tax expenses	$ 812,254	$ 804,149	$ 7,863,437

The significant components of deferred tax assets and deferred tax liabilities were as follows as of December 31, 2012 and December 31, 2011:

	December 31, 2012		December 31, 2011
	Deferred	Deferred	Deferred	Deferred
	Tax	Tax	Tax	Tax
	Assets	Liabilities	Assets	Liabilities
Allowance for doubtful accounts	$ 6,100,285	$ -	$ 1,706,184	$ -
Loss carry-forwards	5,047,767	-	633,796	-
Inventory valuation	768,535	-	783,633	-
Long-term investments impairment	343,496	-	340,682	-
Fixed assets	3,469,686	(196,669)	250,127	(201,081)
Salary payable	11,934	-	43,102	-
Intangible assets	-	(973,509)	92,233	(1,164,599)
Subsidy income	-	(93,245)	15,915	-
Gross deferred tax assets and liabilities	$ 15,741,703	$ (1,263,423)	$ 3,865,672	$ (1,365,680)

Valuation allowance	(12,903,702)	-	(633,796)	-

Total deferred tax assets and liabilities	$ 2,838,001	$ (1,263,423)	$ 3,231,876	$ (1,365,680)

CHINA INFORMATION TECHNOLOGY, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13.	INCOME TAXES (CONTINUED)

The breakdown between current and long-term deferred tax assets and liabilities was as follows as of December 31, 2012 and December 31, 2011:

	December 31,	December 31,
	2012	2011
Current deferred tax assets	$ 2,297,617	$ 2,548,834
Current deferred tax liabilities	-	-
Long-term deferred tax assets	540,384	683,042
Long-term deferred tax liabilities	(1,263,423)	(1,365,680)
Total net deferred tax assets	$ 1,574,578	$ 1,866,196

The China Unified Corporate Income Tax Law (the “Unified Tax Law”) was released on March 6, 2007 and on November 28, 2007, the State Council of China passed the Implementing Rules for the EIT Law ("Implementing Rules"), both of which became effective on January 1, 2008, resulting in an increase in the PRC federal statutory tax rate to 25%. The Unified Tax Law is to be phased in over five years. Companies that were subject to an income tax of 15% in 2007 will pay 18% in 2008, 20% in 2009, 22% in 2010, 24% in 2011 and 25% from 2012.

Geo, iASPEC, Zhongtian, ISS, Huipu and Bocom are all governed by the Income Tax Laws of the PRC, and are approved as high-technology enterprises subject to PRC enterprise income tax (“EIT”) at 15% in 2012.

As a wholly-owned foreign investment enterprise, IST is entitled to enjoy a two-year tax exemption, followed by a 50% exemption for three years thereafter as approved by PRC tax authorities. Under the EIT Law, companies that were previously exempt from taxes or that had concessional rates are to retain their preferences until the original expiration date. IST is subjected to PRC EIT at 12% in 2011. EIT exemptions claimed by IST may become payable if IST were to dissolve within the next 10 years. However, management believes that the PRC tax authorities will not request payment of any such amounts.IST had a 25% tax rate at 2012.

The Company recognizes that virtually all tax positions in the PRC are not free of some degree of uncertainty due to tax law and policy changes by the State. However, the Company cannot reasonably quantify political risk factors and thus must depend on guidance issued by current State officials.

Based on all known facts and circumstances and current tax law, the Company believes that the total amount of unrecognized tax benefits as of December 31, 2012, is not material to its results of operations, financial condition or cash flows. The Company also believes that the total amount of unrecognized tax benefits as of December 31, 2012, if recognized, would not have a material effect on its effective tax rate. The Company further believes that there are no tax positions for which it is reasonably possible, based on current Chinese tax law and policy, that the unrecognized tax benefits will significantly increase or decrease over the next 12 months producing, individually or in the aggregate, a material effect on the Company’s results of operations, financial condition or cash flows.

The Company’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. The Company did not have any accrued interest or penalty associated with any unrecognized tax benefits, nor was any interest expense recognized for the years ended 2012, 2011 and 2010.

Since the Company intends to reinvest its earnings to further expand its businesses in the PRC, PRC subsidiaries do not intend to declare dividends to their immediate parent companies in the foreseeable future. Accordingly, the Company has not recorded any withholding tax on the cumulative amount of distributed and undistributed retained earnings. Should the Company’s PRC subsidiaries distribute all of their profits generated after December 31, 2007, the aggregate withholding tax amount would have been approximately $5.64 million, $9.32 million, and $7.71 million as of December 31, 2012, 2011 and 2010, respectively.

14.	RESERVE AND DISTRIBUTION OF PROFIT

In accordance with relevant PRC regulations and the Articles of Association of our PRC subsidiaries, our PRC subsidiaries are required to allocate at least 10% of their annual after-tax profits determined in accordance with PRC statutory financial statements to a statutory general reserve fund until the amounts in said fund reaches 50% of their registered capital. As of December 31, 2012, the balance of general reserve is $14.53 million.

Under applicable PRC regulations, the Company may pay dividends only out of the accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. As the statutory reserve funds can only be used for specific purposes under PRC laws and regulations, the general reserves are not distributable as cash dividends.

CHINA INFORMATION TECHNOLOGY, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14.	RESERVE AND DISTRIBUTION OF PROFIT (CONTINUED)

Our after-tax profits or losses with respect to the payment of dividends out of accumulated profits and the annual appropriation of after-tax profits as calculated pursuant to PRC accounting standards and regulations do not result in significant differences as compared to after-tax earnings as presented in our financial statements. However, there are certain differences between PRC accounting standards and regulations and U.S. generally accepted accounting principles, arising from different treatment of items such as amortization of intangible assets and change in fair value of contingent consideration arising from business combinations.

15.	EQUITY

(a) Issuance of new shares

On January 12, 2010, the Company issued 826,017 shares of common stock to certain purchasers at $12.3 per share, for the purpose of funding the Company with working capital. The purchasers also received from the Company additional warrants to purchase an aggregate of 406,504 shares of common stock at an exercise price of $12.3. The warrants expired 45 days after the initial issuance date.

On January 12, 2010 and September 25, 2010, the Company granted 106,681 and 125,000 shares, respectively of the Company’s common stocks as compensation under the Equity Incentive Plan. (see (c) below).

On January 21, 2010, warrants to purchase 20,625 shares of common stock were exercised at an exercise price of $12.3 per share.

On February 8, 2011, the Company issued 125,000 shares of common stock to eligible employees in connection with the Equity Incentive Plan (see (c) below).

On May 3, 2011, upon achievement of 2010 earn out targets, the Company issued 165,289 shares of common stock valued at $1.7 million in connection with the acquisition of Huipu.

On August 16, 2011, the Company issued a total of 925,926 shares of the Company’s common stock at a conversion price of $5.4 per share upon conversion of the $5 million shareholder’s loan.

On August 30, 2011, the Company waived the requirement for earn out targets by Huipu for fiscal years 2011 and 2012 and issued 344,353 shares of the Company’s common stock valued at $964,000 in connection with the acquisition of Huipu.

(b) Repurchase of common shares

On September 16, 2011, the Company announced a $5 million share repurchase program. The amount, timing and extent of any repurchases was dependent on market conditions, the trading price of the Company’s common stock and other factors and it was subject to restrictions relating to volume, price and timing under applicable law, including Rule 10b-18 promulgated under the Securities Exchange Act of 1934, as amended.

On March 15, 2012, the Company announced that its Board of Directors approved the termination of the share repurchase plan. At the same time, the Company chairman and CEO, Mr. Lin, entered into a new $2 million purchase plan. Mr. Lin also agreed to purchase 1,084,895 shares in a private transaction outside the purchase plan at a purchase price per share of $1.20.

Before the termination of repurchase plan, during years ended December 31, 2012 and 2011, a net total of 223,604 and 357,627 shares of the Company’s common stock were repurchased in accordance with the program at a cost of $315,577 and $684,046, respectively.

(c) Stock-based compensation

Effective September 13, 2007, the Board of Directors of the Company adopted the China Information Technology, Inc. 2007 Equity Incentive Plan (the “Plan”). The Plan provides for grants of stock options, stock appreciation rights, performance units, restricted stock, restricted stock units and performance shares. A total of 4,000,000 shares of the Company’s common stock may be issued pursuant to awards granted under the Plan.

On January 12, 2010, the Company granted eligible employees a total of 106,681 shares of the Company’s common stock as compensation under the Plan. The fair value of these shares of approximately $634,752 was based on the quoted market price was recognized as stock-based for the year ended December 31, 2010.

CHINA INFORMATION TECHNOLOGY, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15.	EQUITY (CONTINUED)

On September 25, 2010, the Company granted eligible employees a total of 125,000 shares of the Company’s common stock as compensation under the Plan. The fair value of these shares of approximately $1.13 million based on the quoted market price was recognized as stock-based compensation for the year ended December 31, 2010.

On February 8, 2011, the Company granted eligible employees a total of 125,000 shares of the Company’s common stock as compensation under the Plan. The fair value of these shares of approximately $1.10 million, based on the quoted market price, was accrued as of December 31, 2010 as the compensation was for services provided in 2010.

16.	CONSOLIDATED SEGMENT DATA

Segment information is consistent with how management reviews the businesses, makes investing and resource allocation decisions and assesses operating performance. Transfers and sales between reportable segments, if any, are recorded at cost.

The Company reports financial and operating information in the following two segments:

Selected information by segment is presented in the following tables for the years ended December 31, 2012, 2011 and 2010.

	2012	2011	2010
Revenues(1)
IT Segment	$ 39,869,397	$ 68,281,729	$ 113,700,273
DT Segment	46,508,058	46,253,824	50,145,324
	$ 86,377,455	$ 114,535,553	$ 163,845,597

(1) Revenues by operating segments exclude intercompany transactions.

	2012	2011	2010
(Loss)Income from operations:
IT Segment	$ (25,274,513)	$ 13,528,609	43,440,630
DT Segment	(59,348,773)	(3,294,203)	4,051,628
Corporate and others(2)	(1,056,627)	(707,273)	(4,928,806)
(Loss)Income from operations	(85,679,913)	9,527,133	42,563,452

Corporate other (expenses) income, net	173,138	2,478,411	2,186,563
Corporate interest income	343,289	317,190	126,459
Corporate interest expense	(4,646,818)	(2,948,406)	(1,539,407)
(Loss)Income from operations before income taxes	(89,810,304)	9,374,328	43,337,067

Income tax expense	(812,254)	(804,149)	(7,863,437)

Net (loss) income	(90,622,558)	8,570,179	35,473,630

Net loss (income) attributable to the non-controlling interest	992,050	(660,781)	(1,071,626)
Net(loss) income attributable to the Company	$ (89,630,508)	$ 7,909,398	$ 34,402,004

CHINA INFORMATION TECHNOLOGY, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16.	CONSOLIDATED SEGMENT DATA (CONTINUED)

(2) Includes non-cash compensation, professional fees and consultancy fees for the Company. Total assets by segment as of December 31, 2012, 2011 and 2010 are as follows:

	2012	2011	2010
Non-cash employee compensation:
IT Segment	$ -	$ -	$ 764,802
DT Segment	-	-	374,518
Corporate and others(2)	-	-	1,990,680
	$ -	$ -	$ 3,130,000

Depreciation and amortization by segment for the years ended December 31, 2012, 2011 and 2010 are as follows:

	2012	2011	2010
Depreciation and amortization:
IT Segment	$ 8,726,746	$ 7,967,090	$ 7,156,779
DT Segment	5,055,823	4,605,605	2,309,879
Corporate and others	42,584	38,944	42,910
	$ 13,825,153	$ 12,611,639	$ 9,509,568

	2012	2011	2010
Provisions for losses on accounts receivable:
IT Segment	$ 11,378,371	$ 3,876,572	$ 2,721,378
DT Segment	16,503,749	195,834	930,758
	$ 27,882,120	$ 4,072,406	$ 3,652,136

	2012	2011	2010
Inventory impairment:
IT Segment	$ 33,833	$ 647,073	$ 252,249
DT Segment	2,201,741	3,980,525	126,370
	$ 2,235,574	$ 4,627,598	$ 378,619

	2012	2011	2010
Long-term investment impairment:
IT Segment	$ -	$ 1,002,755	$ 855,176
DT Segment	-	-	-
	$ -	$ 1,002,755	$ 855,176

	2012	2011	2010
Investment in long-lived assets
IT Segment	$ 2,585,202	$ 14,902,240	$ 33,296,219
DT Segment	3,073,164	3,722,136	26,533,928
Corporate and others	-	2,314	-
	$ 5,658,366	$ 18,626,690	$ 59,830,147

Total assets by segment as at December 31, 2012 and 2011 are as follows:

	2012	2011
Total assets
IT Segment	$ 156,538,182	$ 205,623,157
DT Segment	130,706,354	155,559,917
Corporate and others	177,353	609,068
	$ 287,421,889	$ 361,792,142

CHINA INFORMATION TECHNOLOGY, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17.	COMMITMENTS AND CONTINGENCIES

iASPEC, Bocom, Zhongtian, and Geo lease offices, employee dormitories and factory space in Shenzhen, Guangzhou, Beijing Nanning and Chongqing in the PRC, under lease agreements that will expire on various dates through March 2015. For the years ended December 31, 2012, 2011 and 2010, the rent expense was approximately $415,000, $468,000 and $380,000 respectively.

Future minimum lease payments under these lease agreements are as follows:

2013	$ 276,899
2014	157,031
2015	4,397
Total	$ 438,327

On July 9, 2010, the Company entered into an agreement with the municipal government of Dongguan City, to purchase a land use right for a land of 101,764 square meters at a consideration of approximately $24.35 million (RMB 153.6 million) to be paid in cash in installments. As of December 31, 2012, the Company has paid deposits of approximately $19.09 million (RMB 120.26 million).

18.	CONCENTRATIONS

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of trade accounts receivable. The Company extends credit to its customers in the normal course of business and generally does not require collateral. As a result, management performs ongoing credit evaluations, and the Company maintains an allowance for potential credit losses based upon its loss history and its aging analysis. As of December 31, 2012 and 2011, the allowance of doubtful accounts were approximately $29,518,000 and $9,373,000, respectively, which is the Company’s best estimate of the amount of probable credit losses in existing accounts receivable.

Management reviews the allowance for doubtful accounts each reporting period based on a detailed analysis of accounts receivable. In the analysis, management primarily considers the age of the customer’s receivable and also considers the creditworthiness of the customer, the economic conditions of the customer’s industry, and general economic conditions and trends, among other factors. If any of these factors change, the Company may also change its original estimates, which could impact the level of the Company’s future allowance for doubtful accounts. If judgments regarding the collectability of accounts receivables were incorrect, adjustments to the allowance may be required, which would reduce profitability.

For the years ended December 31, 2012, 2011 and 2010, no customer accounted for greater than 10% revenue.

At December 31, 2012, accounts receivables were due from 346 customers. Of these, no customer accounted for over 10% of the total accounts receivable. At December 31, 2011, accounts receivable were due from 331 customers and no customer accounted for over 10% of the total accounts receivable.

EXHIBIT INDEX

Exhibit No.	Description
1.1	Memorandum and Articles of Association of the registrant (incorporated by reference to Annex B to the Registration Statement on Form F-4 filed by the registrant on June 21, 2012)
4.1

Agreement and Plan of Merger and Reorganization, dated June 20, 2012, by and among the registrant, CITN and China Information Mergerco Inc. (incorporated by reference to Annex A to the Registration Statement on Form F-4 filed by the registrant on June 21, 2012)

4.2

Amended and Restated Management Services Agreement, dated as of December 13, 2009, among Information Security Technology (China) Co., Ltd., iASPEC Software Co., Ltd. and Jiang Huai Lin (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by CITN on December 17, 2009)

4.3	Guaranty, dated August 1, 2007, by Jiang Huai Lin and Jin Zhu Cai (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by CITN on August 6, 2007)
4.4

Purchase Option Agreement, dated August 1, 2007, among Information Security Technology (China) Co., Ltd., iASPEC Software Co., Ltd., Jiang Huai Lin and Jin Zhu Cai (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by CITN on August 6, 2007)

4.5

First Amendment to Stock Purchase Agreement, dated August 26, 2011, by and among China Information Technology Holdings Limited, HPC Electronics (China) Company Limited, Rita Kwai Fong Leung and CITN (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by CITN on August 30, 2011)

4.6

Equity Transfer Agreement, dated May 5, 2011, between Kwong Tai International Technology Ltd. and iASPEC Software Company, Ltd. (English Translation) (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by CITN on May 12, 2011)

4.7	Form of Employment Agreement (English Translation) (incorporated by reference to Exhibit 10.7 to the Annual Report on Form 10-KSB filed by CITN on April 16, 2007)
4.8	Form of Non-Disclosure Agreement (English Translation) (incorporated by reference to Exhibit 10.8 to the Annual Report on Form 10-KSB filed by CITN on April 16, 2007)
4.9	Form of Independent Director Agreement (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form F-4 filed by the registrant on June 21, 2012)
4.10	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form F-4 filed by the registrant on June 21, 2012)
8.1*	List of the registrant’s subsidiaries
11.1	Amended and Restated Code of Ethics, adopted on December 25, 2007 (incorporated by reference to Exhibit 14 to the Annual Report on Form 10-K filed by CITN on March 31, 2008)
12.1*	Certifications of Chief Executive Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)
12.2*	Certifications of Chief Financial Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)
13.1*	Certifications of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certifications of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101*	Interactive data files pursuant to Rule 405 of Regulation S-T (furnished herewith)

*Filed herewith.