Form 20-F
period 2013-12-31
China Information Technology, Inc.
filed 2014-04-15
CIK 1552670

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

[   ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

[X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

[   ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ___________

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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2013):
29,366,528 ordinary shares

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
Yes [X]      No [   ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large Accelerated Filer [ ]	Accelerated Filer [ ]	Non-Accelerated Filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [X]	International Financial Reporting [ ]	Other [ ]
Standards as issued by the International
Accounting Standards Board

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 [   ]   Item 18  [   ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes [   ]      No [X]

Annual Report on Form 20-F
Year Ended December 31, 2013

i

Item 8.	Financial Information	56
	A. Consolidated Statements and Other Financial Information	56
	B. Significant Changes	56
Item 9.	The Offer and Listing	56
	A. Offer and Listing Details	57
	B. Plan of Distribution	57
	C. Markets	57
	D. Selling Shareholders	57
	E. Dilution	57
	F. Expenses of the Issue	57
Item 10.	Additional Information	57
	A. Share Capital	57
	B. Memorandum and Articles of Association	57
	C. Material Contracts	63
	D. Exchange Controls	63
	E. Taxation	64
	F. Dividends and Paying Agents	68
	G. Statement by Experts	68
	H. Documents on Display	68
	I. Subsidiary Information	68
Item 11.	Quantitative and Qualitative Disclosures About Market Risk	69
Item 12.	Description of Securities Other Than Equity Securities	69
	A. Debt Securities	69
	B. Warrants and Rights	69
	C. Other Securities	69
	D. American Depositary Shares	69
PART II
Item 13.	Defaults, Dividend Arrearages and Delinquencies	70
Item 14.	Material Modifications to the Rights of Securities Holders and Use of Proceeds	70
Item 15.	Controls and Procedures	70
Item 16A.	Audit Committee Financial Expert	71
Item 16B.	Code of Ethics	71
Item 16C.	Principal Accountant Fees and Services	71
Item 16D.	Exemptions From the Listing Standards for Audit Committees	72
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	72
Item 16F.	Change in Registrant’s Certifying Accountant	72
Item 16G.	Corporate Governance	72
Item 16H.	Mine Safety Disclosure	73
PART III
Item 17.	Financial Statements	73
Item 18.	Financial Statements	73
Item 19.	Exhibits	Attached

ii

INTRODUCTORY NOTES

Use of Certain Defined Terms

Except as otherwise indicated by the context and for the purposes of this report only, references in this report to:

  “CNIT,” “we,” “us,” “our” and the “Company” are to the combined business of China Information Technology, Inc. and its consolidated subsidiaries, CITH, CITN, HPC, ISIOT, ISSI, ISIID, IST, IST DG, ISS, ISTIL , and iASPEC, to whose operations we succeeded on October 9, 2006 and which became our variable interest entity effective July 1, 2007, and its 50.37% majority-owned subsidiary, Geo and 83.72% majority-owned subsidiary, Zhongtian, and its 100% owned subsidiaries, Bocom and SZ iASPEC;

  “Bocom” are to iASPEC Bocom IoT Technology Co. Ltd., a PRC company;

  “CITH” are to China Information Technology Holdings Limited, a BVI company;

  “CITN” are to China Information Technology (Nevada), Inc., a Nevada corporation;

  “HPC” are to HPC Electronics (China) Company, a Hong Kong company;

  “ISIOT” are to Information Security IoT Tech.Co.,Ltd, a PRC company;

  “ISS” are to Information Security Software (China) Co., Ltd., a PRC company;

  “ISSI” are to Information Security Software Investment Limited, a Hong Kong company;

  “ISIID” are to Information Security International Investment and Development Limited, a Hong Kong company;

  “IST” are to Information Security Technology (China) Co., Ltd., a PRC company;

  “IST DG” are to Dongguan Information Security Technology Co., Ltd., a PRC company;

  “ISTIL ” are to Information Security Tech. International Co. Limited, a Hong Kong company;

  “iASPEC” are to iASPEC Geo Information Technology Co., Ltd, a PRC company;

  “Geo,” are to Wuda Geoinformatics Co., Ltd., a PRC company;

  “Zhongtian,” are to iASPEC Zhongtian Software Company Ltd., a PRC company;

  “SZ iASPEC” are to Shenzhen iASPEC Information Technology Co., Ltd., a PRC company;

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

ITEM 2.              OFFER STATISTICS AND EXPECTED TIMETABLE

A. Offer Statistics

Not applicable.

B. Method and Expected Timetable

Not applicable.

ITEM 3.              KEY INFORMATION

A. Selected Financial Data

The following table presents selected financial data regarding our business. It should be read in conjunction with our consolidated financial statements and related notes contained elsewhere in this annual report and the information under Item 5 “Operating and Financial Review and Prospects.” The selected consolidated statement of (loss) income data for the fiscal years ended December 31, 2013, 2012 and 2011, and the selected consolidated balance sheet data as of December 31, 2013 and 2012 have been derived from our audited consolidated financial statements that are included in this annual report beginning on page F-1. The selected consolidated statement of (loss) income data for the fiscal years ended December 31, 2010 and 2009, and the selected consolidated balance sheet data as of December 31, 2011, 2010 and 2009 have been derived from our audited consolidated financial statements that are not included in this annual report.

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

	Years Ended December 31,
	2013	2012	2011	2010	2009
Statement of Income Data
Total revenue	$76,145,384	$86,377,455	$114,535,553	$163,845,597	$100,996,094
Total cost of revenue	$58,870,240	$65,877,975	$70,216,049	$93,282,442	$50,344,427
Gross profit	$17,275,144	$20,499,480	$44,319,504	$70,563,155	$50,651,667
(Loss) income from operations	$119,376,579	$(85,679,913)	$9,527,133	$42,563,452	$32,156,443
Net (loss) income attributable to CNIT	$119,236,823	$(89,630,508)	$7,909,398	$34,402,004	$30,094,569
Net (loss) income per share - basic	$(4.36)	$(3.32)	$0.30	$1.33	$1.24
Net (loss) income per share - diluted	$(4.36)	$(3.32)	$0.29	$1.32	$1.24
Balance Sheet Data
Cash and cash equivalents	$11,083,592	$10,747,998	$14,019,634	$18,166,857	$13,478,633
Working capital	$(46,779,407)	$21,726,752	$61,896,470	$58,822,738	$50,388,605
Total assets	$189,238,990	$287,421,889	$361,792,142	$339,401,724	$250,828,938
Total liabilities	$129,059,540	$123,407,956	$109,252,456	$113,826,030	$82,930,104
Temporary equity	$2,175,000	$-	$-	$-	$-
Stockholders’ equity	$58,004,450	$164,013,933	$252,539,686	$225,575,694	$167,898,834

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

The revenue growth and profitability of our business depend on the overall demand for software and display technology products and internet related services. Our business depends on the overall economy and the economic and business conditions within our respective product and service sectors. The current stock market decline and the global economic slowdown may affect the demand for our software products and related services and decrease technology spending of many of our customers and potential customers. These events could have a material effect on us in the future, including, without limitation, on our future revenue and earnings.

Our periodic operating results are difficult to predict and could fall below investor expectations or estimates by securities research analysts, which may cause the trading price of our ordinary shares to decline.

Our revenues and operating results can vary significantly from filing period to filing period due to a number of factors, many of which are outside of our control, such as variations in the volume of business from customers resulting from changes in our customers’ operations, the business decisions of our customers regarding the use of our products and services, delays or difficulties in expanding our operational facilities and infrastructure, changes to our pricing structure or that of our competitors, inaccurate estimates of resources and time required to complete ongoing projects and currency fluctuations. As many of our employees take long vacations during the Chinese New Year in the first quarter, our revenues in that quarter are relatively low compared to the other quarters. Moreover, our results may vary depending on our customers’ business needs and spending patterns. Due to the annual budget cycles of most of our customers, we may not be able to estimate accurately the demand for our products and services beyond the immediate calendar year, which could adversely affect our business planning and may have a material adverse effect on our business, results of operations and financial condition. In addition, the volume of work performed for specific customers is likely to vary from year to year. Thus, a major customer in one year may not provide the same amount or percentage of our revenues in any subsequent year.

These fluctuations are likely to continue in the future and operating results for any period may not be indicative of our performance in any future period. If our operating results for any filing period fall below investor expectations or estimates by securities research analysts, the trading price of our ordinary shares may decline.

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

Our long-term business plan includes the identification of suitable targets for horizontal or vertical mergers or acquisitions, so as to enhance overall productivity and to benefit from economies of scale. Due to the recent global financial crisis, we may not be able to obtain adequate levels of additional financing, whether through equity financing, debt financing or other sources. To raise funds, we may need to issue new equities or bonds which could result in additional dilution to our shareholders, and additional financings could result in significant dilution to our earnings per share or the issuance of securities with rights superior to our current outstanding securities or contain covenants that would restrict our operations and strategy. In addition, we may grant registration rights to investors purchasing our equity or debt securities in the future. If we are unable to raise additional financing, we may be unable to implement our long-term business plan, develop or enhance our products and services, take advantage of future opportunities or respond to competitive pressures on a timely basis, if at all. In addition, a lack of additional financing could force us to substantially curtail or cease operations.

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

Our future revenue stream depends to a large degree on our ability to utilize our technology in a way that will allow us to offer new types of software applications and services to a broader client base. We will be required to make investments in research and development in order to continue to develop new software applications and internet related service offerings, enhance our existing software applications and internet related service offerings and achieve market acceptance of our software applications and internet service offerings. We may incur problems in the future in innovating and introducing new software applications and internet service offerings. Our development-stage software applications may not be successfully completed or, if developed, may not achieve significant customer acceptance. If we are unable to successfully define, develop and introduce competitive new software applications, and enhance existing software applications, our future results of operations would be adversely affected. Development schedules for software applications are difficult to predict. The timely availability of new applications and their acceptance by customers are important to our future success. A delay in the development of new applications could have a significant impact on its results of operations.

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

If our technology, products and services become obsolete, our business operations would be materially adversely affected. The market in which we compete is characterized by rapid technological change, evolving industry standards, introductions of new products, and changes in customer demands that can render existing products obsolete and unmarketable. Our current products will require continuous upgrading or our technology will become obsolete. Our future success will depend upon our ability to address the increasingly sophisticated needs of our customers by supporting existing and emerging hardware, software, database, and networking platforms and by developing and introducing enhancements to our existing products and new products on a timely basis that keep pace with technological developments, evolving industry standards, and changing customer requirements. Research and development expenses were $2,915,641, $4,951,166 and $4,483,754 for the years ended December 31, 2013, 2012 and 2011, respectively.

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

Under our Amended and Restated Management Services Agreement, or the MSA, among our subsidiary IST, our variable interest entity, iASPEC, and Mr. Jiang Huai Lin, our Chairman and Chief Executive Officer, we license 65 copyrighted software applications from iASPEC on an exclusive basis. To protect the intellectual property underlying these applications and our other intellectual property, we rely on a combination of copyright, trademark, and trade secret laws. We also rely on non-disclosure agreements and other confidentiality procedures and contractual provisions to protect our intellectual property rights. Some of these technologies, other than the iASPEC copyrighted software applications, are very important to our business and are not protected by copyrights or patents. It may be possible for unauthorized third parties to copy or reverse engineer our products, or otherwise obtain and use information that we regard as proprietary. Further, third parties could challenge the scope or enforceability of our copyrights. In certain foreign countries, including China where we operate, the laws do not protect our proprietary rights to the same extent as the laws of the United States. Any misappropriation of our intellectual property could have a material adverse effect on our business and results of operations, and we cannot assure you that the measures we take to protect our proprietary rights are adequate.

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

Historically, a significant portion of our revenues have been derived from a limited number of customers. For each of the years ended December 31, 2013, 2012 and 2011, 16%, 17% and 17%, respectively of our revenues were derived from our five largest customers. The loss of any of these significant customers would adversely affect our revenues and shareholder value.

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

Our future business and results of operations depend in significant part upon the continued contributions of our key technical and senior management personnel, including Jiang Huai Lin, our Chairman and Chief Executive Officer, Daniel K. Lee, our Chief Financial Officer, Zhi Qiang Zhao, our Chief Operating Officer, Guang Yuan Zong, our Chief Marketing Officer, Zhi Yao Yu, our Chief Technology Officer and Mr. Zhi Shan Liang, our Chief Product Officer. They also depend in significant part upon our ability to attract and retain additional qualified management, technical, marketing and sales and support personnel for our operations. If we lose a key employee or if a key employee fails to perform in his or her current position, or if we are not able to attract and retain skilled employees as needed, our business could suffer. Significant turnover in our senior management could significantly deplete our institutional knowledge held by our existing senior management team. We depend on the skills and abilities of these key employees in managing the technical, marketing and sales aspects of our business, any part of which could be harmed by further turnover.

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

A report of our management is included under Item 15 “Controls and Procedures” of this report. We are a non-accelerated filer and, consequently, are not required to include an attestation report of our auditor in this annual report. Although our management believes that our internal control over financial reporting was effective as of December 31, 2013, we can provide no assurance that we will comply with all of the requirements imposed thereby and that we will receive a positive attestation from our independent auditors in the future, when required. In the event we identify significant deficiencies or material weaknesses in our internal controls that we cannot remediate in a timely manner or we are unable to receive a positive attestation from our independent auditors with respect to our internal controls, investors and others may lose confidence in the reliability of our financial statements.

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

Mr. Jiang Huai Lin, our Chairman and Chief Executive Officer and the beneficial owner of 51.26% of our outstanding ordinary shares beneficially owns 100% of the equity interests in iASPEC, from whom we derived 42.1%, 44.6% and 47.1% of our revenue in the fiscal years ended December 31, 2013, 2012 and 2011, respectively, pursuant to existing commercial arrangements. As a result, conflicts of interest may arise from time to time and these conflicts may result in management decisions that could negatively affect our operations and potentially result in the loss of opportunities.

If iASPEC or its shareholders violate our contractual arrangements with it, our business could be disrupted and we may have to resort to litigation to enforce our rights which may be time consuming and expensive.

Our operations are currently dependent upon our commercial relationship with iASPEC. During the fiscal years ended December 31, 2013, 2012 and 2011, we derived 42.1%, 44.6% and 47.1% of our revenues, respectively, from the provision of services to iASPEC customers. A significant portion of these revenues have not yet been collected. Amounts owed by iASPEC under the amended MSA for each quarter will be due and payable no later than the last day of the month following the end of each such quarter. Our contractual arrangements may not be as effective as direct ownership, if iASPEC or its shareholders are unwilling or unable to perform their obligations under our commercial arrangements with it, including payment of revenues under the MSA as they become due each quarter, we will not be able to conduct our operations in the manner currently planned. In addition, iASPEC may seek to renew these agreements on terms that are disadvantageous to us. Although we have entered into a series of agreements that provide us with substantial ability to control iASPEC, we may not succeed in enforcing our rights under them. If we are unable to renew these agreements on favorable terms, or to enter into similar agreements with other parties, our business may not be able to operate or expand, and our operating expenses may significantly increase.

Uncertainties in the PRC legal system may impede our ability to enforce the commercial agreements that we have entered into with iASPEC or any arbitral award thereunder and any inability to enforce these agreements could materially and adversely affect our business and operation.

While disputes under the amended MSA and the option agreement with iASPEC are subject to binding arbitration before the Shenzhen Branch of the China International Economic and Trade Arbitration Commission, or CIETAC, in accordance with CIETAC Arbitration Rules, the agreements are governed by PRC law and an arbitration award may be challenged in accordance with PRC law. For example, a claim that the enforcement of an award in our favor will be detrimental to the public interest, or that an issue does not fall within the scope of the arbitration would require us to engage in administrative and judicial proceedings to defend an award. China’s legal system is a civil law system based on written statutes and unlike common law systems, it is a system in which decided legal cases have little value as precedent. As a result, China’s administrative and judicial authorities have significant discretion in interpreting and implementing statutory and contractual terms, and it may be more difficult to evaluate the outcome of administrative and judicial proceedings and the level of legal protection available than in more developed legal systems. These uncertainties may impede our ability to enforce the terms of the MSA, the option agreement and the other contracts that we may enter into with iASPEC. Any inability to enforce the MSA and option agreement or an award thereunder could materially and adversely affect our business and operation.

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

We may be deemed to be a resident enterprise by Chinese tax authorities. If the PRC tax authorities determine that we are a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to the enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations. In our case, this would mean that income such as interest on financing proceeds and non-China source income would be subject to PRC enterprise income tax at a rate of 25%. Second, although under the EIT Law and its implementing rules dividends paid to us from our PRC subsidiaries would qualify as “tax-exempt income,” we cannot guarantee that such dividends will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes. Finally, it is possible that future guidance issued with respect to the new “resident enterprise” classification could result in a situation in which a 10% withholding tax is imposed on dividends we pay to our non-PRC shareholders and with respect to gains derived by our non-PRC stockholders from transferring our shares.

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

Delisting from NASDAQ may cause our shares to become the SEC’s “penny stock” rules. The SEC generally defines a penny stock as an equity security that has a market price of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to specific exemptions. One such exemption is to be listed on NASDAQ. The market price of our ordinary shares is currently close to $5.00 per share. Therefore, were we to be delisted from NASDAQ, our ordinary shares may become subject to the SEC’s “penny stock” rules. These rules require, among other things, that any broker engaging in a purchase or sale of our securities provide its customers with: (i) a risk disclosure document, (ii) disclosure of market quotations, if any, (iii) disclosure of the compensation of the broker and its salespersons in the transaction and (iv) monthly account statements showing the market values of our securities held in the customer’s accounts. A broker would be required to provide the bid and offer quotations and compensation information before effecting the transaction. This information must be contained on the customer’s confirmation. Generally, brokers are less willing to effect transactions in penny stocks due to these additional delivery requirements. These requirements may make it more difficult for shareholders to purchase or sell our ordinary shares. Because the broker, not us, prepares this information, we would not be able to assure that such information is accurate, complete or current.

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

After the amended MSA was executed, based on the advice of the Company’s PRC legal counsel, in January 2010 all the parties to the MSA decided not to enter into a pledge agreement.

The amended MSA has a term of 30 years unless otherwise earlier terminated by the parties by one of the following means:

  Either iASPEC or IST may terminate the amended MSA immediately (a) upon the material breach by the other of its obligations and the failure of such party to cure such breach within 30 working days after written notice from the non-breaching party; or (b) upon the filing of a voluntary or involuntary petition in bankruptcy by the other or of which the other is the subject, or the insolvency of the other, or the commencement of any proceedings placing the other in receivership, or of any assignment by the other for the benefit of creditors; or

  The amended MSA may be terminated at any time by IST upon 90 calendar days’ written notice delivered to all other parties.

Upon any effective date of any termination of the amended: (a) IST will cease providing management services to iASPEC; (ii) IST will deliver to iASPEC all chops and seals of iASPEC; (iii) IST will deliver to iASPEC all of the financial and other books and records of iASPEC, including any and all permits, licenses, certificates and other proprietary and operational documents and instruments; (iv) the senior managers who are recommended by IST and elected as directors of iASPEC will resign from the Board of Directors of iASPEC in a lawful way; and (v) the software license that iASPEC granted to IST according to the amended MSA will terminate unless otherwise agreed by the parties. In addition, any amounts owing from any party to any other party on the effective date of any termination under the terms of the amended MSA will continue to be due and owing despite such termination.

The amended MSA does not have renewal provisions. We expect that the parties to the amended MSA will negotiate to extend the term of the agreement before its expiration.

Purchase Option Agreement

On July 1, 2007, in connection with the execution of the original MSA, IST entered into a purchase option agreement, or the Option Agreement, with iASPEC and the then shareholders of iASPEC. The Option Agreement will terminate on the date IST exercises its purchase option and acquires all the shares or assets of iASPEC pursuant to the terms of the Option Agreement. The Option Agreement may be rescinded by IST upon 30 days’ notice without costs to terminate. The Option Agreement does not have renewal provisions.

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

On April 7, 2008, iASPEC acquired Geo, pursuant to (1) a share purchase and increased capital agreement, dated as of February 16, 2008, by and among iASPEC, Wuhan Wuda Venture Capital Co., Ltd., Song Ai Hong and Geo, for the purchase of 46% of Geo for a purchase price of approximately $4,819,000, and (2) a share purchase agreement, dated as of February 16, 2008, between iASPEC and Li Wei, for the purchase of 2.4% of Geo for a purchase price of approximately $666,700. On September 3, 2010, Geo increased its registered capital from RMB 60,000,000 (approximately $8,849,680) to RMB 79,200,000 (approximately $11,681,588). The RMB 19,200,000 (approximately $2,831,900) increase was contributed by iASPEC and a group of new shareholders, consisting of the management teams of both GEO and iASPEC, including Mr. Jiang Huai Lin, our chief executive officer. On August 30, 2013 Mr Huang chengdong, Geo’s minority shareholder, disposed his interest in Geo of total RMB 7,000,000, while PPG Business Management and Advisory Center L.P. (“PPG”) injected in Geo for total of RMB9,000,000 and four natural person shareholders invested RMB2,000,000 worth of patent rights which reinforced Geo’s operating business. As a result of the capital increase, the equity interest owned by iASPEC in Geo was reduced from 57% to 50.37%, and the management teams of Geo and iASPEC now hold 54.50% of the equity interest in Geo.

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

On August 30, 2013 a minority shareholder disposed of its interest in Geo totaling RMB 7 million (approximately $ 1.13 million). In addition, during 2013 various individual shareholders injected capital in Geo totaling of RMB21.50 million (approximately $3.53 million) and four other shareholders contributed patent rights valued at RMB2 million (approximately $0.32 million) which reinforced Geo’s operating business. As a result of the capital increase, Geo’s minority interest increased from 47.46% to 49.63% while the equity interest owned by iASPEC in Geo was decreased from 52.54% to 50.37%, and resulted in approximately $0.20 million of Geo’s equity being reclassified to non-controlling interest with iASPEC still remaining as the controlling shareholder in Geo thereafter.

On September 10, 2013 iASPEC purchased shares from minority interest holders in Zhongtian for a total of RMB2.34 million (approximately $0.38 million). As a result, the equity interest owned by iASPEC in Zhongtian was increased from 78.21% to 83.72% and resulted in approximately $0.21 million of Zhongtian’s equity being reclassified from non-controlling interest

On September 18, 2013, Information Security Technology (PRC) Co., Ltd ("IST"), our wholly-owned subsidiary, and iASPEC entered into an equity transfer agreement, pursuant to which iASPEC agreed to transfer 100% of equity interests in ISS, to IST, for a purchase price of RMB53.98 million (approximately $8.84 million).

Corporate Structure

The following diagram illustrates our corporate structure as of the date of this annual report.

China Information Technology, Inc.
(British Virgin Islands)
100%
China Information Technology (Nevada), Inc.
(Nevada, U.S.)
100%
China Information Technology Holdings Limited
(British Virgin Islands)
100%
Information Security Intl. Investment & Development Ltd. (Hong Kong)
100%
Information Security Tech. International Co., Ltd. (Hong Kong)
100%
Information Security Software Investment Limited (Hong Kong)
100%
HPC Electronics (China) Co., Limited (Hong Kong)
100%
Information Security Tech. (China) Co., Ltd. (People's Republic of China)
100%
Information Security Software (China) Co., Ltd. (People's Republic of China)
100%
Information Security IoT Tech. Co., Ltd. (People's Republic of China)
VIE
iASPEC Geo Information Technology Co., Ltd. (People's Republic of China)
100%
Dongguan Information Security Technology Co., Ltd. (People's Republic of China)
100%
Shenzhen iASPEC Information Tech Co., Ltd. (People's Republic of China)
100%
iASPEC Bocom IoT Tech. Co., Ltd. (People's Republic of China)
83.72%
Shenzhen iASPEC Zhongtian Software Co., Ltd. (People's Republic of China)
50.37%
Wuda Geoinformatics Co., Ltd. (People's Republic of China)

Principal Capital Expenditures and Divestitures

     In fiscal years 2013, 2012 and 2011, our total capital expenditures were $3.23 million, $5.56 million and $18.63 million, respectively. Such expenditures were primarily used for purchase of long lived assets. We will reduce our capital expenditures in the traditional display hardware and government-related businesses, thus making more funding available for the internet-related products and services

B. Business Overview

General

We are a leading provider of integrated cloud-based solutions including Internet-of-Things (“IoT”), public InfoCloud, WeMedia platform, Smart City and other Internet-related services in China We provide a broad portfolio of software, hardware and fully integrated solutions to customers in a variety of technology sectors including Internet-enabled display technologies, Geographic Information Systems, or GIS, Digital Public Security Technologies, or DPST, Digital Hospital Information Systems, or DHIS, education, media, and consumer products.

We were founded in 1993 and are headquartered in Shenzhen, China. As of December 31, 2013, we had approximately 1,266 employees and 14 sales offices nationwide.

Our traditional customers are mostly public sector entities that use our products and services to improve the service quality and management level and efficiency of public security, traffic control, fire control, medical rescue, border control, and surveying and mapping. Our typical customers include some of the most important governmental departments in China, including the Ministry of Public Security, the public security, fire fighting, traffic and police departments of several provinces, the Shenzhen General Station of Exit and Entry Frontier Inspection, and several provincial personnel, urban planning, civil administration, land resource, and mapping and surveying bureaus. Over the past several years, we have diversified our customer base beyond the public sector. In the future, we expect to continually expand our market and product offerings in the public and other sectors, through geographic expansion and enhancement of our technical capabilities.

We generate revenues through the sale of our software and hardware products and internet-related services, through our fully integrated total solutions, and through the provision of related support services. A significant portion of our operations are conducted through iASPEC, our variable interest entity. iASPEC is a PRC domestic company owned by Mr. Jiang Huai Lin, our Chairman and Chief Executive Officer, who is a PRC citizen and resident. iASPEC is able to obtain governmental licenses that are restricted to PRC entities that have no foreign ownership. These licenses allow iASPEC to perform Police-use Geographic Information Systems, or PGIS, services for PRC governmental customers. Under our MSA among our subsidiary, IST, iASPEC and Mr. Lin, IST is entitled to receive 95% of the net received profit of iASPEC during the term of the agreement, less costs and expenses related to sales and operations, and accrued but uncollected accounts receivable. In fiscal years 2013, 2012 and 2011, 42.1%, 44.6% and 47.1% of our revenues, respectively, were generated under this exclusive commercial arrangement with iASPEC.

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

As we are continuing to shift our business towards an internet-focused model, we intend to reallocate and rename our operating segments for financial reporting purposes during 2014.

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

Public Sector Use of GIS

GIS can be used by the public sector in the following ways:

Public Safety and Emergency Response Planning — GIS technology gives public safety personnel the ability to manage and analyze large amounts of location-based information. Data (including files from legacy systems) can be stored in a geodatabase and used to visualize spatial relationships and reveal trends critical to public safety response and planning. Computer-generated maps can be shared across a network or the Internet with multiple agencies to coordinate efforts and maximize resources.

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

According to the National Administration of Surveying, Mapping and Geoinformation of China, the GIS industry in China was valued at RMB 200 billion in 2012, and will reach RMB 350 billion in 2015. China’s GIS software market by itself was valued at RMB 11.7 billion in 2012. It was further expected that this market would grow by 30% over the next 5 years.

Our Growth Strategy

Our objective is to be the leading provider of integrated solutions for our IT, DT, and internet-related business, which provides primarily high-end digital display products, integrated software and internet related services specialized for GIS, DPST, education, media, and other various industry uses.

Our intelligence solutions can help organizations make more insightful decisions and improve the efficiency of their internal processes. Our strategy for achieving this objective includes the following key elements:

  Expand geographic footprint to cover all major markets in China. We intend to leverage our strengths to expand into new geographic markets. For the fiscal year ended December 31, 2013, approximately 23% of our total revenue was generated through our operations in Guangdong Province. We manage our nationwide operations in strategic development areas in China’s south, north, east, center, southwest, northwest, and northeast. We have established offices in Guangzhou, Beijing, Wuhan, and Hunan Province, and Xinjiang Uyghur Autonomous Region, and work through representatives in Nanning (Guangxi Province), Dongguan (Guangdong Province), Chongqing Municipality, Nanjing (Jiangsu Province), Harbin (Heilongjiang Province), Shandong Province, and other cities and provinces in China. Our nationwide distribution network in China covers 32 provinces and provincial cities throughout China. We believe that expanding our presence in new geographic areas will allow us to increase our cross-selling opportunities for our product and service offerings.

  Strengthen R&D capability to enhance and expand core products and further penetrate customer base. To provide our clients with innovative solutions, we expect to offer additional value-added services and add-ins to our current platform through continuous research and development, to enhance our product and service offerings and to maintain our leadership position in our core areas of focus.

  Continue to maintain our leading position in the GIS and internet technology market. We plan to leverage our strong industry reputation and brand recognition to obtain new customers and new projects from existing customers.

  Expand into the private sector. We are witnessing market readiness to adopt our IT and DT solutions that used to serve highly specialized activities of public agencies. As the private sector grows in technological sophistication, we plan to penetrate into this new sector of the market with both IT and DT solutions.

  Move up the value-chain. As we integrate our core competencies within our software and display technology groups we are creating innovative multifunctional products that can open up whole new markets for us. For example, our industry leading interactive digital education system (IT-Pad) and our multifunctional digital display products (DS-Pad) will help us to transition our DT segment away from low-margin LCD TV products and into the more high value and differentiated product markets. We intend to leverage our expertise in internet-enabled display technology and penetrate the high-growth Internet-of-Thing digital market.

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

Digital Public Security Technology (DPST)

First Responder Coordination Platform—The First Responder Coordination Platform is a software program which integrates the contact numbers for general police, fire, traffic and other related government organizations into one contact number and enables these agencies to consolidate and improve their public emergency response. Through this platform, our public security customers are able to command and coordinate joint responses to provide the public with immediate, efficient and reliable assistance. The PRC government, through its “Police Force Technology Reinforcement” initiative, has mandated the adoption of the first responder system to consolidate and improve public emergency response. Approximately 660 cities across China are expected to initiate the deployment of their coordinated emergency response platforms, creating significant opportunities for us.

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

Residence Card Information Management System—This system is designed to apply the latest information technology to automate the Shenzhen Residence Card System, and will integrate with police GIS systems. Through an integrated information transfer platform, the system will facilitate several social programs, including social welfare management, education management, and house rental service management. Various government and functional departments can access information regarding the immigrant population in the system to improve work efficiency and increase managing capability. In the near future, the system may be expanded to be compatible with other applications, such as medical, personal credit history, and driving records. In many mid-to-large cities, the population of recent immigrants from rural areas exceeds the resident population. As a key pilot project for the Ministry of China Public Security, our Residence Card information Management System will be deployed in Shenzhen first for evaluation.

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

Display Technology

After years of effort, we have developed new digital display technologies products embedded with our industry-leading software development and customization capabilities. We expect in 2014 to continue to introduce more valued-added features to our portfolio of advanced digital technology products including a full line of internet-enabled display technology products including:

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

Customers

In fiscal years 2013, 2012 and 2011, no single customer represented 10% or more of our total revenue. The following tables provide revenue by our major customers for the years ended December 31, 2013, 2012 and 2011.

Year 2013

	Revenues	% of
	(Thousands)	Revenues
Urumqi Diruite Electronic Technology Co., Ltd	$3,779	5%
Bohuirongxin (Beijing) Technology Co., Ltd	3,513	5%
SMIT Visual Supplies	1,868	2%
Hennan Chuangjing Technology Limited	1,812	2%
Urban Planning Land and Resources Commission of Shenyang Municipality	1,809	2%
TOTAL	$12,781	16%

Year 2012

	Revenues	% of
	(Thousands)	Revenues
Shenzhen Municipal Public Security Bureau Information Office	$4,277	5%
Anhui Spaceflight Information Technology Co., Ltd	3,338	4%
AnHui Iflytek Intelligent System Co., Ltd	2,448	3%
ATC International Limited	2,162	2%
SMIT Visual Supplies	2,138	2%
TOTAL	$14,363	17%

Year 2011

	Revenues	% of
	(Thousands)	Revenues
Changfeng Technology Industrial Group	$7,016	6%
Shenzhen Huipuchaungxin Technology Limited	4,142	4%
Shenzhen Huipukaichuang Technology Limited	3,846	3%
Shenzhen Municipal Public Security Bureau Information Office	2,768	2%
Jincheng Municipal Public Security Bureau, Shanxi Province	2,325	2%
TOTAL	$20,097	17%

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

In the digital display field, we believe that we have become a leading supplier in China. Only a few major players in this market have comparably strong hardware, software, and internet capabilities.

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

As of December 31, 2013, through our wholly-owned subsidiaries IST, ISS and ISIOT we had 45 registered and copyrighted software products and held 25 patents. In addition, our variable interest entities, including iASPEC, Bocom and Zhongtian, hold 143 registered and copyrighted software products and 25 patents.

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

Permits and Certificates

Our PRC subsidiary IST is a Shenzhen City Software Enterprise and holds ISO 9001:2000 Certification, Environment Management System Certificate and National High-Tech Enterprise. However, fulfillment of certain Information Technology system integration contracts with PRC Government customers is restricted to entities possessing the necessary government licenses and approvals which IST does not have. Through our wholly-owned subsidiaries IST, ISS and ISIOT, as well as our variable interest entities, we hold the following permits and certificates:

Name	Expiration Date	Company
ISO 9001:2000 Certification	Valid till July 19, 2016	IST
National High-tech Enterprise	Valid till September 12, 2015	IST
Shenzhen Software Enterprise Certificate	Valid till April 27, 2014	IST
Environment Management System Certificate	Valid till April 27, 2015	IST
ISO 9001:2000 Certification	Valid till March 12, 2016	ISS
C of Information	Valid till August 14, 2014	ISS
Shenzhen Software Enterprise Certificate	Valid till April 24, 2014	ISS
ISO 9001:2000 Certification	Valid till May 22, 2015	ISIOT
Environment Management System Certificate	Valid till April 15, 2016	ISIOT
National High-tech Enterprise	Valid till September 12, 2015	iASPEC
Computer System Integration Level II Qualification from PRC Ministry	Valid till June 10, 2016	iASPEC
ISO 9001:2000 Certification	Valid till March 27, 2017	iASPEC
PRC Telecom Value-added Business License	Valid till November 17, 2016	iASPEC
Shenzhen Information System Operation Technical Service Level I Qualification	Valid till December 1, 2015	iASPEC
National High-tech Enterprise	Valid till August 13, 2016	Zhongtian
Computer System Integration Level IV Qualification from PRC Ministry of Information	Valid till November 17, 2014	Zhongtian
ISO 9001:2008	Valid till January 27, 2016	Zhongtian
National High-tech Enterprise	Valid till September 11, 2015	Bocom
Surveying and Mapping Qualification (Class A ) Certificate	November 3, 2010 – December 31, 2014	Geo

Taxation

On March 16, 2007, the National People’s Congress of China passed the EIT Law, and on November 28, 2007, the State Council of China passed its implementing rules, which took effect on January 1, 2008. Before the implementation of the EIT Law, foreign invested enterprises, or FIEs, established in the PRC, unless granted preferential tax treatments by the PRC government, were generally subject to an earned income tax, or EIT, rate of 33%, which included a 30% state income tax and a 3% local income tax. The EIT Law and its implementing rules impose a unified EIT of 25.0% on all domestic-invested enterprises and FIEs, unless they qualify under certain limited exceptions. For instance, companies are eligible for a preferential tax rate of 15% if they are approved as High Technology Enterprises by the PRC government.

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

Seasonality

The first quarter of the calendar year is typically the slowest season of the year due to the Chinese New Year holiday. During this period, accounts receivable collection is very slow and we also need to prepare for upcoming busier seasons by making payments for inventory.

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

iASPEC and Bocom lease offices, employee dormitories and factory space in Shenzhen, Guangzhou, Beijing and Wuhan in the PRC, pursuant to lease agreements that will expire on various dates through November 2015. Rent expense for the years ended December 31, 2013, 2012 and 2011, was approximately $352,000, $415,000 and $468,000, respectively.

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

We were founded in 1993 and are headquartered in Shenzhen, China. As of December 31, 2013, we had approximately 1,266 employees and 14 sales offices nationwide.

Our traditional customers are mostly public sector entities that use our products and services to improve the service quality and management level and efficiency of public security, traffic control, fire control, medical rescue, border control, and surveying and mapping. Our traditional customers include some of the most important governmental departments in China, including the Ministry of Public Security, the public security, fire fighting, traffic and police departments of several provinces, the Shenzhen General Station of Exit and Entry Frontier Inspection, and several provincial personnel, urban planning, civil administration, land resource, and mapping and surveying bureaus. During the past year, we have diversified our customer base and introduced new internet-related businesses. In the future, we expect to continually expand our market and product offerings in the hardware, software, and internet sectors, through geographic expansion and enhancement of our technical capabilities

We generate revenues through the sale of our software and hardware products, through our fully integrated total solutions, and through the provision of related support services. A significant portion of our operations are conducted through iASPEC, our variable interest entity. iASPEC is a PRC domestic company owned by Mr. Jiang Huai Lin, our Chairman and Chief Executive Officer, who is a PRC citizen and resident. iASPEC is able to obtain governmental licenses that are restricted to PRC entities that have no foreign ownership. These licenses allow iASPEC to perform PGIS services for PRC governmental customers. Under our MSA among our subsidiary, IST, iASPEC and Mr. Lin, IST is entitled to receive 95% of the net received profit of iASPEC during the term of the agreement, less costs and expenses related to sales and operations, and accrued but uncollected accounts receivable. In fiscal years 2013, 2012 and 2011, 42.1%, 44.6% and 47.1% of our revenues, respectively, were generated under this exclusive commercial arrangement with iASPEC.

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

Taxation

CNIT and CITH were incorporated in the BVI, but are not subject to taxation in that jurisdiction. Under the “anti-inversion” rules of Section 7874 of the U.S. Internal Revenue Code, CNIT is treated for U.S. federal tax purposes as a U.S. corporation and, accordingly, is subject to U.S. federal income tax on its worldwide income, currently at a maximum rate of 35%.

CITN and CNIT are subject to United States tax at a tax rate of 35%. No provision for income taxes in the United States has been made as CITN and CNIT have no income taxable in the United States.

ISSI, ISIID, and HPC were incorporated in Hong Kong and under the current laws of Hong Kong, and are subject to a Hong Kong Profits Tax of 16.5% .

Under the PRC’s EIT Law, Geo, iASPEC, Bocom, ISIOT and Zhongtian, are approved as High Technology Enterprises and are subject to EIT at a rate of 15%. IST benefited from a two-year tax exemption, followed by a 50% exemption for three years, retroactive to as of January 1, 2007. 2011 was the fifth year that IST was entitled to the tax holiday and subject to a favorable tax rate of 12%. For 2013 and 2012, IST was subject to EIT at a rate 25% since its certificate of High Technology Enterprises was expired in year 2012. For year 2013 and 2012, IST DG was subject to EIT at a rate 25%.

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

For more information regarding our operating segments, see Note 17 (Consolidated Segment Data) to our audited consolidated financial statements included elsewhere in this report.

Results of Operations

Comparison of Years Ended December 31, 2013 and 2012

The following table sets forth key components of our results of operations for fiscal years ended December 31, 2013 and 2012, both in dollars and as a percentage of our revenue.

	December 31, 2013		December 31, 2012
				% of
	Amount	% of Revenue	Amount	Revenue
Revenue	$76,145,384	100.00%	$86,377,455	100.00%
Costs of revenue	58,870,240	77.31%	65,877,975	76.27%
Gross profit	17,275,144	22.69%	20,499,480	23.73%
Administrative expenses	(92,930,409)	(122.04)%	(52,800,320)	(61.13)%
Research and development expenses	(2,915,641)	(3.83)%	(4,951,166)	(5.73)%
Selling expenses	(8,820,434)	(11.58)%	(9,786,220)	(11.33)%
Impairment of intangible assets and goodwill	(2,008,249)	(2.64)%	(26,901,574)	(31.14)%
Impairment of property, plant and equipment	(29,976,990)	(39.37)%	(11,809,432)	(13.67)%
Loss from operations	(119,376, 579)	(156.77)%	(85,749,232)	(99.19)%
Subsidy income	3,063,005	4.02%	1,709,246	1.98%
Other (loss) income, net	1,097,233	1.44%	(1,466,789)	(1.70)%
Interest income	460,381	0.60%	343,289	0.40%
Interest expense	(5,553,522)	7.29%	(4,646,818)	(5.38)%
Loss before income taxes	(120,309,482)	(158.00)%	(89,810,304)	(103.97)%
Income tax expense	(1,896,545)	(2.49)%	(812,254)	(0.94)%
Net loss	(122,206,027)	(160.49)%	(90,622,558)	(104.91)%
Less: net loss attributable to non-controlling interest	2,969,204	3.90%	992,050	1.15%
Net loss attributable to Company	$(119,236,823)	(156.59)%	$(89,630,508)	(103.77)%

Revenue. Our revenue is generated from the sales of our software and hardware products, our fully integrated total solutions, and the related after-sales services. For the year ended December 31, 2013, our revenue was $76.15 million, compared to $86.38 million for the year ended December 31, 2012, a decrease of $10.23 million, or 11.85% . The decrease was primarily due to our conscious effort to transform the Company into an internet-focused company, which led us to gradually exit the traditional-only hardware display business, to restructure our government-related businesses to embody the Smart City macro concept, and to reduce low-margin non-core IT project business.

Product sales increased by $0.96 million, or 2.10%, to $46.65 million for the year ended December 31, 2013, as compared to $45.69 million for the year ended December 31, 2012. Product sales constituted 61.26% of total revenue during 2013 as compared with 52.90% during 2012. We have been successful replacing the traditional display products with internet-enabled multi-functional products, which we believe will continue to strengthen the Company’s internet-focused strategy.

Software sales decreased by $2.42 million, or 13.04%, to $16.17 million for the year ended December 31, 2013, from $18.6 million for the year ended December 31, 2012. Software sales constituted 21.24% of our total revenue during 2013, compared with 21.53% during 2012. We have turned away projects and even shut down some ongoing government-related projects which we believe are high-risk and non-core to our long-term strategy in an effort to realign our software-related business with internet and Smart City focus.

Sales of system integration services decreased by $9.20 million, or 44.02%, to $11.70 million for the year ended December 31, 2013, as compared to $20.91 million for the year ended December 31, 2012. As a percentage of revenue, it decreased from 24.20% during 2012 to 15.37% during 2013. In line with our transition strategy, we have been turning away non-core IT projects to instead focus on internet and Smart City-related businesses.

Other revenue increased from $1.18 million for the year ended December 31, 2012 to $1.62 million for the year ended December 31, 2013, an increase of $0.44 million, or 36.87% . Other revenue was mainly derived from maintenance services.

The following table shows our revenue, percentage of revenue, cost of revenue and gross margin, by revenue categories:

	Year Ended December 31, 2013				Year Ended December 31, 2012
		% of	Cost of	Gross		% of	Cost of	Gross
	Revenue	Revenue	Revenue	Margin	Revenue	Revenue	Revenue	Margin
Products	$46,649,847	61.26%	$38,829,515	16.76%	$45,690,706	52.90%	$40,119,790	12.19%
Software	16,172,885	21.24%	10,309,838	36.25%	18,597,383	21.53%	8,904,134	52.12%
System
integration	11,701,929	15.37%	8,477,128	27.56%	20,905,251	24.20%	15,964,817	23.63%
Others	1,620,723	2.13%	1,253,759	22.64%	1,184,115	1.37%	889,234	24.90%
Total	$76,145,384	100.00%	$58,870,240	22.69%	$86,377,455	100.00%	$65,877,975	23.73%

A breakdown of revenue, percentage of revenue, cost of revenue and gross margin by segments is as follows:

	Year Ended December 31, 2013				Year Ended December 31, 2012
		% of	Cost of	Gross		% of	Cost of	Gross
	Revenue	Revenue	Revenue	Margin	Revenue	Revenue	Revenue	Margin
IT Segment	$28,424,862	37.33%	$19,003,450	33.14%	$39,869,397	46.16%	$25,166,647	36.88%
DT Segment	47,720,522	62.67%	39,866,790	16.46%	46,508,058	53.84%	40,711,328	12.46%
Total	$76,145,384	100.00%	$58,870,240	22.69%	$86,377,455	100.00%	$65,877,975	23.73%

Cost of revenue and gross profit. As indicated in the tables above, our cost of revenue decreased by $7.01 million, or 10.64%, to $58.87 million, for the year ended December 31, 2013, from $65.88 million for the year ended December 31, 2012. As a percentage of revenue, our cost of revenue increased to 77.31% during the year ended December 31, 2013, from 76.27% during the year ended December 31, 2012. As a result, gross profit as a percentage of revenue was 22.69% for the year ended December 31, 2013, a decrease of 104 basis points from 23.73% for the year ended December 31, 2012.

The decrease in gross profit margins, as displayed in the tables above, resulted primarily from our deliberate efforts to reduce government-related projects in order to lower collection risk and to focus more on internet-related businesses. Government services had been our core business and its gross margins were the highest among all the business segments. Thus, the decrease in government revenues had a significant downward effect on the Company’s overall gross margin. Furthermore, the new business services replacing the government services did not have the same high level gross margins. The combined effect is mainly captured in the gross margins of software sales, which decreased to 36.2%from 52.1% in 2012. Offsetting these lower software gross margins are the rising gross margins from the new internet-enabled display products, which helped to increase our DT segment’s gross margins to 16.5% in 2013 from 12.5% in 2012.

Administrative expenses. Our administrative expenses consist primarily of compensation and benefits to our general management, finance and administrative staff, professional advisor fees, audit fees and other expenses incurred in connection with general operations. Our administrative expenses increased by $40.13 million, or 76.00%, to $92.93 million for the year ended December 31, 2013, from $52.80 million for the year ended December 31, 2012. As a percentage of revenue, administrative expenses increased to 122.04% for 2013, from 61.13% for 2012. Notable changes that resulted in increased administrative expenses include: (1) an increase of $40.33 million in provision of accounts receivable; and (2)an increase of $6.9 million in stock-based compensation expenses for our employees. The increase in the provision of accounts receivable was mainly due to the continued sluggishness in our government client sector relating to the digital public security business in light of the challenging government fiscal environment.

Research and development expenses. Our research and development expenses consist primarily of personnel-related expenses, as well as costs associated with new software and hardware development and enhancement. Our research and development expenses decreased by $2.04 million, or 41.11%, to $2.92 million for the year ended December 31, 2013, from $4.95 million for the year ended December 31, 2012. As a percentage of revenue, research and development expenses decreased to 3.83% for 2013, from 5.73% in 2012. Such decrease was primarily due to lower spending in government related software research and development.

Selling expenses. Our selling expenses consist primarily of compensation and benefits to our sales and marketing staff, sales and after-sales traveling costs, and other sales-related costs. Our selling expenses decreased by $0.97 million, or 9.87%, to $8.82 million for the year ended December 31, 2013, from $9.79 million for the year ended December 31, 2012. This decrease was due to our shift towards an internet business model and the reduction in project-oriented government businesses, which tend to have expensive long sales cycles. As a percentage of revenue, our selling expenses increased to 11.58% for 2013, from 11.33% for 2012.

Impairment of intangible assets and goodwill In light of the negative impact as a result of the falling economic growth, stringent macro policies, and declining industry trends especially in the traditional hardware display sector, we tested its goodwill for impairment during the fourth quarter of 2013 and 2012. After analyzing the various operations and reporting units, we came to the conclusion that a goodwill impairment loss was probable, and consequently recognized a goodwill impairment loss of $26.9 million during the second half-year of 2012 based on our best estimation. There was no impairment of goodwill recognized in the year of 2013, however we did record an impairment of $2.0 million on identifiable intangible assets.

Impairment of property, plant and equipment. As we reduced and terminated many governmental projects in light of the tight fiscal policies and our shift towards the internet-based business model, we examined our property, plant and equipment for possible impairment. Impairment of property, plant and equipment increased by $18.17 million to $29.98 million for the year ended December 31, 2013, from $11.81 million for the year ended December 31, 2012 based on our impairment analysis.

Subsidy income. For the years ended December 31, 2013 and 2012, in connection with research and development activities in a designated locale, we received $3,063,005 and $1,709,246, respectively, as a subsidy from the local governmental agencies in China.

Income tax expense. Income tax expense for the year ended December 31, 2013 was $1.9 million, as compared to an income tax expense of $0.81 million for the year ended December 31, 2012. This increase was primarily due to an increase in our valuation allowance during the year ended December 31, 2013.

Non-controlling interest. Non-controlling interest was a loss of $2.97 million for the year ended December 31, 2013, which represents the loss of $3.19 million from iASPEC under the MSA, income of $0.45 million from Geo to its 49.63% non-controlling interest, and loss of $0.23 million from Zhongtian to its 16.28% non-controlling interest.

Net loss attributable to Company. As a result of the cumulative effect of the foregoing factors, we had a net loss attributable to the Company of $119.24 million for the year ended December 31, 2013, as compared to a net loss of $89.63 million for the year ended December 31, 2012.

Comparison of Years Ended December 31, 2012 and 2011

The following table sets forth key components of our results of operations for fiscal years ended December 31, 2012 and 2011, both in dollars and as a percentage of our revenue.

	December 31, 2012		December 31, 2011
		% of		% of
	Amount	Revenue	Amount	Revenue
Revenue	$86,377,455	100.00%	$114,535,553	100.00%
Costs of revenue	65,877,975	76.27%	70,216,049	61.31%
Gross profit	20,499,480	23.73%	44,319,504	38.69%
Administrative expenses	(64,609,752)	(74.80)%	(22,785,631)	(19.89)%
Research and development expenses	(4,951,166)	(5.73)%	(4,483,754)	(3.91)%
Selling expenses	(9,786,220)	(11.33)%	(7,522,986)	(6.57)%
Impairment of goodwill	(26,832,255)	(31.06)%	-	-
(Loss) income from operations	(85,679,913)	(99.19)%	9,527,133	8.32%
Subsidy income	1,709,246	1.98%	1,939,787	1.69%
Other (loss) income, net	(1,536,108)	(1.78)%	538,624	0.47%
Interest income	343,289	0.40%	317,190	0.28%
Interest expense	(4,646,818)	(5.38)%	(2,948,406)	(2.57)%
(Loss) income before income taxes	(89,810,304)	(103.97)%	9,374,328	8.18%
Income tax expense	(812,254)	(0.94)%	(804,149)	(0.70)%
Net (loss) income	(90,622,558)	(104.91)%	8,570,179	7.48%
Less: net loss (income) attributable to non-controlling interest	992,050	1.15%	(660,781)	(0.58)%
Net (loss) income attributable to Company	$(89,630,508)	(103.77)%	$7,909,398	6.90%

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

As a result of the challenging macro environment, our product sales decreased by $0.74 million, or 1.60%, to $45.69 million for the year ended December 31, 2012, as compared to $46.44 million for the year ended December 31, 2011. Product sales constituted 52.90% of total revenue during 2012 as compared with 40.54% during 2011. Product sales as a percentage of our total revenue increased, which primarily reflected our successful marketing campaign in promoting our new DT products, our ability to win significant large DT projects in the emerging China digital education market during 2012.

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

The following table shows our revenue, percentage of revenue, cost of revenue and gross margin, by revenue categories:

	Year Ended December 31, 2012				Year Ended December 31, 2011
		% of	Cost of	Gross		% of	Cost of	Gross
	Revenue	Revenue	Revenue	Margin	Revenue	Revenue	Revenue	Margin
Products	$45,690,706	52.90%	$40,119,790	12.19%	46,435,133	40.54%	$36,815,966	20.72%
Software	18,597,383	21.53%	8,904,134	52.12%	39,301,812	34.31%	13,302,464	66.15%
System integration	20,905,251	24.20%	15,964,817	23.63%	27,678,685	24.17%	19,625,349	29.10%
Others	1,184,115	1.37%	889,234	24.90%	1,119,923	0.98%	472,270	57.83%
Total	$86,377,455	100.00%	$65,877,975	23.73%	$114,535,553	100.00%	$70,216,049	38.69%

A breakdown of revenue, percentage of revenue, cost of revenue and gross margin by segments is as follows:

	Year Ended December 31, 2012				Year Ended December 31, 2011
		% of	Cost of	Gross		% of	Cost of	Gross
	Revenue	Revenue	Revenue	Margin	Revenue	Revenue	Revenue	Margin
IT Segment	$39,869,397	46.16%	$25,166,647	36.88%	$68,281,729	59.62%	$33,078,316	51.56%
DT Segment	46,508,058	53.84%	40,711,328	12.46%	46,253,824	40.38%	37,137,733	19.71%
Total	$86,377,455	100.00%	$65,877,975	23.73%	$114,535,553	100.00%	$70,216,049	38.69%

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

The decrease in gross profit margins, as displayed in the tables above, resulted from several factors. First, in the year ended December 31, 2012, we continued our efforts to increase our DT solutions as a percentage of total revenue. The percentage of DT revenue increased from 40.38% for the year ended December 31, 2011 to 53.84% for the year ended December 31, 2012. The significant increase in contribution from DT revenue resulted in a decrease in gross profit margin for the year ended December 31, 2012, as our DT solutions business has lower average gross margins than other segments of our business. Second, due to the Chinese government’s implementation of macroeconomic tightening policies, our government customers reduced software project orders. As a result, the percentage of software revenue decreased from 34.31% for the year ended December 31, 2011 to 21.53% for the year ended December 31, 2012. The decrease in contribution from software revenues resulted in a decrease in gross profit margin for the year ended December 31, 2012 as, on average, software projects have higher average gross margins than other segments of our business. Third, the gross margin of software revenues decreased from last year mainly as a result of smaller-scale projects versus last year. Finally, the gross profit margin for our system integration business decreased from 29.10% for the year ended December 31, 2011 to 23.63% for the year ended December 31, 2012, primarily due to the high profit margin of certain projects in year 2011. All of these factors resulted in a decrease in overall gross profit margin for the year ended December 31, 2012.

Administrative expenses. Our administrative expenses increased by $41.82 million, or 183.55%, to $64.61 million for the year ended December 31, 2012, from $22.79 million for the year ended December 31, 2011. As a percentage of revenue, administrative expenses increased to 74.80% for 2012, from 19.89% for 2011. Notable changes that resulted in increased administrative expenses included: (1) an additional $2.24 million in inventory write downs; (2) an increase of $20.14 million in provision of accounts receivable; (3) an increase of $1.21 million in depreciation and amortization expenses; and (4) an increase of $11.81 million in impairment of purchased software. Our DT segment’s inventory was written down mainly because the business has been shifting away from the traditional LCD business which has been facing a global decline. The increase in the provision of accounts receivable was due mainly to the continued sluggishness in the Company’s government client sector relating to the digital public security business in light of the challenging government fiscal policies. The impairment of purchased software reflected the declining market value of certain purchased software in light of the protracted challenging environment in the Chinese government software segment.

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

Impairment of goodwill. In light of the negative impact as a result of the falling economic growth, stringent macro policies, and declining industry trends especially in the traditional hardware display sector, we tested our goodwill for impairment during the second quarter of 2012 and the fourth quarter of 2012. After analyzing the various operations and reporting units, we came to the conclusion that a goodwill impairment loss was probable, and consequently recognized a goodwill impairment loss of $26.8 million based on our best estimation. Please see “Critical Accounting Policies” as well as Note 5 of the notes to the consolidated financial statements for detailed discussion on goodwill.

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

Income tax expense. Income tax expense for the year ended December 31, 2012 was $0.81 million, as compared to an income tax expense of $0.80 million for the year ended December 31, 2011.

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

Foreign Currency Fluctuations

See Item 11 “Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Risk.”

Critical Accounting Policies

The preparation of financial statements in conformity with U.S. GAAP requires our management to make assumptions, estimates and judgments that affect the amounts reported in the consolidated financial statements, including the notes thereto, and related disclosures of commitments and contingencies, if any. We consider our critical accounting policies to be those that require the more significant judgments and estimates in the preparation of financial statements, including the following:

Goodwill

In accordance with FASB ASC topic 350, we review goodwill impairment annually or more frequently if an event occurs or circumstances change that would reduce the fair value below its carrying value. During the fourth quarter of December 31, 2013, we performed a goodwill impairment test. Our annual impairment analysis indicated a fair value for both our IT and DT reporting units that was above their respective carrying values. Accordingly, no goodwill impairment loss was charged against earnings.

We used the discounted cash flow method to estimate the fair value of our IT and DT reporting units. The goodwill impairment analysis is a two step test on each reporting unit. Determining the fair value of a reporting unit involved the use of significant estimates and assumptions, such as revenue growth rate, gross profit rate, and discount rate.

Due to the Chinese government’s implementation of its macroeconomic tightening policies, our revenue decreased significantly during the fiscal year ended December 31, 2012 form 2011. As a result, we performed the goodwill impairment test during the second and fourth quarters of 2012.

Based on the impairment test performed in 2012, step one of the test results indicated that the carrying amount of the DT segment exceeded its fair value, and therefore an impairment of goodwill was probable. Management then determined the implied fair value of goodwill for the DT and IT segments. As a result, the Company recognized a goodwill impairment loss of $26.8 in the DT segment in 2012.

Goodwill by segment as of December 31, 2013 and 2012 was as follows:

	December 31,
	2013	2012
IT Segment	$24,263,003	$24,459,797
DT Segment	3,456,866	3,162,693
Total	$27,719,869	$27,622,490

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

Based on the calculation in the cash flow models, management determined approximately $29.98 and $11.81 million of purchased software were impaired during the year ended December 31, 2013 and 2012, respectively.

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

Accounts Receivable

We regularly evaluate and monitor the creditworthiness of each customer on a case-by-case basis. We include any account balances that are determined to be uncollectible in an allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. The allowance for doubtful accounts at December 31, 2013 and 2012, totaled $60.70 million and $29.52 million, respectively, representing management’s best estimate. The increase in the allowance for doubtful accounts was due primarily to the continued sluggishness in our government client sector relating to the digital public security business in light of the challenging government fiscal environment.

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

Recent Accounting Pronouncements

Please refer to Note 2 to our audited consolidated financial statements for a discussion of relevant pronouncements.

B. Liquidity and Capital Resources

As of December 31, 2013, we had cash and cash equivalents of $11.08 million.

Our customers have historically been primarily public sector entities that use our products and services to improve the service quality and management level and efficiency of public security, traffic control, fire control, medical rescue, border control, surveying, mapping, and healthcare management. Over the past several years, we diversified our customer base beyond our historical geographic reach, and expanded our market and product offerings in the public and private sectors, through geographic expansion and the enhancement of our technical capabilities. Our customer base of accounts receivable has decreased from 378 as of December 31, 2011, to 346 as of December 31, 2012 and to 324 as of December 31, 2013.

Due to the Chinese government’s implementation of macroeconomic tightening policies since the second quarter of 2011, government customers have slowed their payment of our accounts receivables. Historically, government customers generated over half of our revenues. The percentage of total accounts receivable attributable to government customers was 74% and 84% as of December 31, 2013 and 2012, respectively.

Although we have had no significant experience of failure in the collection of accounts receivable from government customers, the recent slowdown in payments described above has caused us to view these customers’ risk of recoverability as having increased. As a result, our provision for doubtful accounts has increased significantly during 2013 and 2012. However, we further noted that turnover days of accounts receivable decreased from year 2013 to 2012, after removing the impact of the amounts written off as uncollectible. The accounts receivable that were outstanding for longer than one year accounted for 45% of total accounts receivable as of December 31, 2013 and 74% of total accounts receivable as of December 31, 2012, and government customers accounted for 85% of all receivables outstanding for longer than one year as of December 31, 2013 compared to 93% as of December 31, 2012.

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

Management performs ongoing credit evaluations, and we maintain an allowance for potential credit losses based upon our loss history and our aging analysis. We estimated that the amount of probable credit losses in existing accounts receivable was equal to the allowance for doubtful accounts of $60.70 million as of December 31, 2013 and $29.52 million at December 31, 2012. The following table describes the movement in the allowance for doubtful accounts during the year ended December 31, 2013:

Balance at January 1, 2013	$29,517,614
Increase in allowance for doubtful accounts	65,499,431
Amounts written off as uncollectible	(35,234,491)
Amounts recovered during the year	(399,309)
Foreign exchange difference	1,315,434
Balance at December 31, 2013	$60,698,679

The following table summarizes the key cash flow components from our consolidated statements of cash flows for the periods indicated.

Cash Flows
	Year Ended December 31,
	2013	2012	2011
Net cash (used in) provided by operating activities	$(11,377,540)	$(9,267,510)	$16,341,327
Net cash used in investing activities	(3,228,301)	(5,560,549)	(18,626,690)
Net cash provided by (used in) financing activities	14,718,305	11,476,165	(2,169,334)
Effects of exchange rate changes on cash and cash equivalents	223,130	80,258	307,474
Net increase (decrease) in cash and cash equivalents	335,594	(3,271,636)	(4,147,223)
Cash and cash equivalents at beginning of the year	10,747,998	14,019,634	18,166,857
Cash and cash equivalents at end of the year	11,083,592	10,747,998	14,019,634

Operating Activities

Net cash used in operating activities was $11.38 million for the year ended December 31, 2013, an increase from $9.27 million in net cash used in operating activities for the year ended December 31, 2012. The increase was primarily due to the increased business operational loss during the year ended December 31, 2013.

Net cash used in operating activities was $9.27 million for the year ended December 31, 2012, a decrease from $16.34 million in net cash provided by operating activities for the year ended December 31, 2011. The decrease was primarily due to the business operational loss during the year ended December 31, 2012.

Investing Activities

Net cash used in investing activities was $3.23 million for the year ended December 31, 2013, as compared to $5.56 million for the year ended December 31, 2012. The decrease was primarily due to a payment of $2.51 million for the purchase of land use rights during the year ended December 31, 2012.

Net cash used in investing activities was $5.56 million for the year ended December 31, 2012, as compared to $18.63 million for the year ended December 31, 2011. The decrease was primarily due to a $16.68 million deposit for software purchase during the year ended December 31, 2011 offset by a $2.52 million purchase of land use rights in 2012.

Financing Activities

Net cash provided by financing activities was $14.72 million for the year ended December 31, 2013, as compared to $11.48 million net cash provided by financing activities for the year ended December 31, 2012. The change was mainly attributable to $9.0 million in cash received for common stock and a $2.59 million capital injection received from minority shareholders of Geo, offset by a $2.60 million decrease in net borrowings on short-term loans, a $1.42 million decrease in restricted cash related to bank borrowings, and a $3.0 million payment for stock repurchased by the Company.

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

Loan Facilities

As of December 31, 2013 and 2012, our loan facilities were as follows:

Short-term bank loans

	December 31,
	2013	2012
Secured short-term loans	$51,160,152	$48,714,342
Unsecured short-term loans	7,693,900	2,063,100
Add: amounts due within one year under long-term loan contracts	94,279	35,604
Total short-term bank loans	$58,948,332	$50,813,046

Long-term bank loans

	December 31,
	2013	2012
Secured long-term loans	$406,826	$109,779
Less: Amounts due within one year under long-term loan contracts	(94,279)	(35,604)
Total long-term bank loans	$312,547	$74,175

The covenants or financial restrictions related to our outstanding debt obligations as of December 31, 2013 are as follows: (1) a certain subsidiary that is party to the loan should maintain a certain level of tangible assets; (2) the subsidiary should maintain a certain level of cash in its bank accounts; and (3) the subsidiary should inform the bank 30 days before any of the following events occurs (if the bank determines that such event will cause a material impact to the bank loan, the subsidiary may perform the event only upon receipt of the approval of the bank):

  dispose material assets constituting over 10% of the total net assets by sale, bestowment, lending, transfer, mortgage, pledge or any other means;
  profit distribution over 30% of the current year’s after tax profits, or over 20% of the total retained earnings; and
  new investments by the subsidiary outside its current operations which constitute over 20% of its net assets.

As of December 31, 2013, we were in compliance with the above covenants.

We believe that our current cash and cash equivalents, anticipated cash flow from operations and availability under our borrowing facilities will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures for at least the next 12 months. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash and amounts available under existing credit facilities are insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities, or borrow from lending institutions. We can make no assurances that financing will be available in the amounts we need, or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would dilute the interests of our current shareholders. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

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

The following table provides the amount of our statutory general reserve, the amount of restricted net assets, consolidated net assets, and the amount of restricted net assets as a percentage of consolidated net assets, as of December 31, 2013 and 2012:

	December 31,
	2013	2012
PRC general reserve	$14,629,369	$14,532,587
Restricted net assets and retained earnings related to covenants of existing bank loans	19,644,000	19,044,000
Total restricted net assets	$34,273,369	$33,576,587
Consolidated net assets	$37,348,774	$142,684,216
Restricted net assets as percentage of consolidated net assets	91.77%	23.53%

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

As of December 31, 2013, the breakdown of our cash and cash equivalents (including restricted cash) was as follows:

	December 31,
	2013	2012
Cash located outside of the PRC	$921,292	$295,213
Cash held by VIEs	8,926,829	6,850,610
Cash held by other entities located in the PRC (except VIEs noted above)	11,581,296	13,949,190
	$21,429,417	$21,095,013

We do not believe there would be any material costs incurred by our company to transfer cash outside of the PRC. In addition, as our operations are principally based in China, our non-PRC consolidated entities do not incur material cash obligations. If the nature of our non-PRC consolidated entities’ businesses change in the future resulting in a need for material cash transfers to them, we will assess the feasibility and plan any transfer in accordance with foreign exchange regulations, taking into account tax consequences. Any company which is registered in mainland China must apply to the State Administration of Foreign Exchange for approval in order to remit foreign currency to any foreign country and must comply with PRC’s statutory reserve requirement as disclosed in Item 3 Key Information – D. Risk Factor of this annual report. As we conduct all of our operations in China, we do not believe that the inability to convert cash and short-term investments held in RMB to other currencies will materially affect our liquidity.

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

For the years ended December 31, 2013, 2012 and 2011, our research and development expenses amounted to $2.92 million, $4.95 million and $4.48 million, respectively, accounting for approximately 3.83%, 5.73% and 3.91%, of our total revenue, respectively. These expenses consist primarily of personnel-related expenses, as well as costs associated with new software and hardware development and enhancement.

As of December 31, 2013, we had approximately 453 employees devoted to our research and development efforts, which are aimed at finding new varieties of products, improving existing products, improving overall product quality, and reducing production costs.

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

F. Tabular Disclosure of Contractual Obligations

The table below shows our material contractual obligations as of December 31, 2013.

	Payments Due by Period
		Less than			More than
Contractual Obligations	Total	1 year	1-3 years	3-5 years	5 years
Operating Lease Obligations	$566,330	$306,578	$259,752	$-	$-
Purchase Obligations	6,787,650	6,787,650	-	-	-
Interest payable on long-term bank loans	29,531	12,584	14,753	2,194	-
Long-term bank loans	406,827	94,279	198,973	113,575	-
Total	$7,790,338	$7,201,091	$473,478	$115,769	$-

G. Safe Harbor

See “Introductory Notes—Forward-Looking Information.”

ITEM 6.              DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information regarding our directors and senior management, as well as employees upon whose work we are dependent, as of the date of this annual report.

NAME	AGE	POSITION
Jianghuai Lin	44	Chairman of the Board, Chief Executive Officer
Daniel K. Lee	42	Chief Financial Officer
Zhiyao Yu	32	Chief Technology Officer
Zhishan Liang	37	Chief Product Officer
Guangyuan Zong	39	Chief Marketing Officer
Zhiqiang Zhao	42	Director and Chief Operating Officer
Yunsen Huang	67	Director
Yong Jiang	39	Director
Remington C.H. Hu	47	Director

Mr. Jiang Huai Lin. Mr. Lin has been the Chairman of our Board of Directors and our Chief Executive Officer and President since June 19, 2012 and has been the Chairman of the Board of CNIT since September 6, 2006 and the Chief Executive Officer and President of CNIT since October 3, 2006. Mr. Lin has also served as the Chairman and Chief Executive Officer of our subsidiary, IST, since its incorporation in January 2006. During the period from September 2000 to June 2004, Mr. Lin served as the President and Chief Executive Officer of Hong Kong United Development Group, a consolidated enterprise engaging in investment, high technology and education. Before that, during the period from February 1995 through August 2000, Mr. Lin was a Director and the General Manager of Fujian Wild Wolf Electronics Limited, a company engaged in the business of manufacturing electrical consumer products. Mr. Lin holds a Master’s degree in Software Engineering from Wuhan University and a Bachelor’s degree in Industrial Accounting from Xiamen University.

Mr. Daniel K. Lee. Mr. Lee has been our Chief Financial Officer of since December 12, 2011. Prior to joining us, he served as a senior investment advisor with PINE Capital, LLC since May 2010. Prior to that, he was chief financial officer of Nutrastar International Inc. (OTCBB: NUIN) from November 2009 to May 2010. Previously, Mr. Lee served as managing partner of CVC Group, a financial and corporate consulting firm to Chinese companies, from December 2007 until November 2009. Earlier in his career, Mr. Lee was senior China equity analyst at Roth Capital Partners, an investment banking firm, from August 2006 to November 2007. From 1999 to 2006, Mr. Lee was an international strategic consultant and a senior financial analyst with the consulting companies SCA International and Zini & Associates. He had previously worked as an equity research analyst with Punk, Ziegel & Co. from 1997 to 1999, and prior to that had worked as a capital market analyst with Morgan Stanley & Co. from 1993 to 1997. Mr. Lee is a Chartered Financial Analyst and a Certified Public Accountant. He received an M.S. Accountancy from the Zicklin School of Business, Baruch College and a B.S. Economics with concentrations in Finance and Multinational Management from The Wharton School of University of Pennsylvania.

Mr. Zhi Yao Yu. Mr. Yu has been our Chief Technology Officer since September 4, 2013. Mr. Yu is a seasoned IT expert and has a strong research and development background of sophisticated IT products and solutions. He served as the Vice General Manager and R&D Director of Information Security Software (China) Ltd., a CNIT subsidiary, since July 2007.

From April 2010 to June 2012, he was the R&D Director of Shenzhen Xinling Technology Ltd. From July 2008 to March 2010, Mr. Yu was the Chief Technology Officer of Eading Group and General Manager of Eading Software Ltd. Prior to that, Mr. Yu was an IT Manager of Shenzhen Yihe Technology Ltd. Mr. Yu holds a master degree in Communication Software Network from Nanyang Technological University of Singapore.

Mr. Zhi Shan Liang. Mr. Liang has been our Chief Product Officer since September 4, 2013. Mr. Liang has over fifteen years of experience in the field of interactive smart touch display. He has been the Vice General Manager of Information Security IoT Technology Co., Ltd., a CNIT subsidiary, since May 2012, where he monitored the research and development touch panel products and solutions. From March 2003 to May 2010, Mr. Liang was the Vice General Manager of SCT Optronics Company Ltd. Prior to that he worked in Skyworth Group in charge of product planning and development. Mr. Liang graduated from Fujian Huaqiao University where he majored in applied electronics.

Guangyuan Zong. Mr. Zong has been our Chief Marketing Officer since September 4, 2013. Mr. Zong has over ten years combined experience in capital management, marketing development and business operations. He has been the Executive Vice President of Information Security Technology (China) Ltd., a wholly-owned subsidiary of China Information Technology, Inc. (“CNIT”) since July 2010. From July 2009 to July 2010, he served as the Vice General Manager of Information Security IoT Technology Co., Ltd. and as CNIT’s Investment Manager from December 2007 to June 2009. Prior to that, Mr. Zong was a co-director of Jufu Asset Management Ltd., where he provided tutoring for pre-listing companies. Mr. Zong holds a bachelor degree in Japanese from Nankai University.

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

Dr. Yong Jiang. Dr. Jiang has been a member of our Board of Directors since August 13, 2013. As a professor and supervisor for PH. D candidates, Dr. Jiang has been the Vice Director of Division of Information Science & Technology and Director of Network Center in the Graduate School at Shenzhen, Tsinghua University (GSST) since 2002. Dr. Jiang is a member of the Association of Computing Machinery (ACM), the world’s largest educational and scientific computing society, and a member of China Computer Federation (CCF). He also serves as the Vice Chairman of the Shenzhen Association of Chief Information Officer, and a committee member of the Shenzhen Association of Experts. Dr. Jiang is majored in the research of next generation internet and computer network architecture, and has led more than 10 state-level scientific research programs, including programs from National Natural Science Foundation of China (NSFC), the National 863 Program, the pilot program from China Next Generation Internet (CNGI) and National Major Projects. Dr. Jiang graduated from the Department of Computer Science and Technology of Tsinghua University.

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

B. Compensation

In 2013, we paid an aggregate of $600,000 in cash compensation to our directors and senior management as a group. We do not set aside or accrue any amounts for pension, retirement or other benefits for our directors and senior management. However, we reimburse our directors for out-of-pocket expenses incurred in connection with their services in such capacity.

2013 Equity Incentive Plan

On September 11, 2013, the Board of Directors of the Company adopted the 2013 Equity Incentive Plan, or the 2013 Plan, pursuant to which the Company may offer up to five million ordinary shares as equity incentives to its directors, employees and consultants. Such number of shares is subject to adjustment in the event of certain reorganizations, mergers, combinations, recapitalizations, stock splits, stock dividends, or other change in the corporate structure of the Company affecting the shares issuable under the 2013 Plan. As of April 8, 2014, we have issued 3 million shares of restricted stock to our officers and employees under the 2013 Plan.

The following paragraphs summarize the terms of our 2013 Plan:

Purpose. The purposes of the 2013 Plan are to promote the long-term growth and profitability of the Company and its Affiliates by stimulating the efforts of Employees, Directors and Consultants of the Company and its Affiliates who are selected to be participants, aligning the long-term interests of participants with those of shareholders, heightening the desire of participants to continue in working toward and contributing to our success, attracting and retaining the best available personnel for positions of substantial responsibility, and generally providing additional incentive for them to promote the success of our business through the grant of Awards of or pertaining to our Ordinary Shares. The 2013 Plan permits the grant of ISOs, NSOs, Restricted Shares, Restricted Share Units, Share Appreciation Rights, Performance Units and Performance Shares as the Administrator may determine.

Administration. The 2013 Plan may be administered by our Board or a committee. The 2013 Plan is currently being administered by our Compensation Committee. The Administrator has the authority to determine the specific terms and conditions of all Awards granted under the 2013 Plan, including, without limitation, the number of Ordinary Shares subject to each Award, the price to be paid for the Ordinary Shares and the applicable vesting criteria. The Administrator has discretion to make all other determinations necessary or advisable for the administration of the 2013 Plan.

Eligibility. NSOs, Restricted Shares, Restricted Share Units, Share Appreciation Rights, Performance Units and Performance Shares may be granted to Employees, Directors or Consultants either alone or in combination with any other Awards. ISOs may be granted only to employees of the Company, and of any Parent or Subsidiary.

Shares Available for Issuance Under the 2013 Plan. Subject to adjustment as described below, (a) the maximum aggregate number of Shares that may be issued under the 2013 Plan is 5,000,000 Ordinary Shares, (b) to the extent consistent with Section 422 of the Code, not more than an aggregate of 5,000,000 Ordinary Shares may be issued under ISOs, and (c) not more than 500,000 Ordinary Shares (or for Awards denominated in cash, the Fair Market Value of 500,000 Ordinary Shares on the Grant Date), may be awarded to any individual Participant in the aggregate in any one fiscal year of the Company, such limitation to be applied in a manner consistent with the requirements of, and only to the extent required for compliance with, the exclusion from the limitation on deductibility of compensation under Code Section 162(m). The number and class of shares available under the 2013 Plan are subject to adjustment in the event of certain reorganizations, mergers, combinations, recapitalizations, share splits, share dividends, or other similar events which change the number or kind of shares outstanding.

Transferability. Unless otherwise provided in the 2013 Plan or otherwise determined by the Administrator, an Award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the Participant, only by the Participant. However, the Administrator may, at or after the grant of an Award other than an ISO, provide that such Award may be transferred by the recipient to a “family member” (as defined in the 2013 Plan); provided, however, that any such transfer is without payment of any consideration whatsoever and that no transfer shall be valid unless first approved by the Administrator, acting in its sole discretion, and as required by our Amended and Restated Articles of Association. If the Administrator makes an Award transferable, such Award will contain such additional terms and conditions as the Administrator deems appropriate.

Termination of, or Amendments to, the 2013 Plan. The Board may at any time amend, alter, suspend or terminate the 2013 Plan, provided that the Company will obtain shareholder approval of any 2013 Plan amendment to the extent necessary and desirable to comply with Applicable Laws. No amendment, alteration, suspension or termination of the 2013 Plan will impair the rights of any Participant, unless mutually agreed otherwise between the Participant and the Administrator, which agreement must be in writing and signed by the Participant and the Company. Termination of the 2013 Plan will not affect the Administrator’s ability to exercise the powers granted to it hereunder with respect to Awards granted prior to the date of such termination.

The Plan will terminate five years following the date it was adopted by the Board, unless sooner terminated by the Board.

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

Audit Committee and Audit Committee Financial Expert

Our Audit Committee is currently composed of three members: Messrs. Yun Sen Huang, Yong Jiang, and Remington C.H. Hu. Our Board of Directors determined that each member of the Audit Committee meets the independence criteria prescribed by applicable regulation and the rules of the SEC for audit committee membership and is an “independent” director within the meaning of the NASDAQ Listing Rules. Each Audit Committee member also meets NASDAQ’s financial literacy requirements. Mr. Hu serves as Chair of the Audit Committee.

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

Compensation Committee

Our Compensation Committee is currently composed of three members: Messrs. Yun Sen Huang, Yong Jiang, and Remington C.H. Hu, each of whom is “independent” within the meaning of the NASDAQ Listing Rules. Mr. Huang serves as Chair of the Compensation Committee.

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

Governance and Nominating Committee

Our Governance and Nominating Committee is currently composed of three members: Messrs. Yun Sen Huang, Yong Jiang, and Remington C.H. Hu, each of whom is “independent” within the meaning of the NASDAQ Listing Rules. Mr. Jiang serves as Chair of the Governance and Nominating Committee.

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

D. Employees

As of December 31, 2013, we had approximately 1,266 full-time employees. The following table illustrates the allocation of these employees among the various job functions conducted at our company.

Department	Number of Employees
Software Development	453
Sales & Marketing	262
Administration & Human Resources	98
Finance and Accounting	43
Management	28
Production	193
Project Execution	189
TOTAL	1,266

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

E. Share Ownership

The following table sets forth information regarding beneficial ownership of each class of our voting securities as of April 8, 2014 (i) by each person who is known by us to beneficially own more than 5% of our voting securities; (ii) by each of our officers and directors; and (iii) by all of our officers and directors as a group. Unless otherwise specified, the address of each of the persons set forth below is in care of the Company, 21st Floor, Everbright Bank Building, Zhuzilin, Shenzhen 518040, China.

Name and Address of Beneficial Owner	Office, If Any	Title of Class	Amount and Nature of Beneficial Ownership(1)	Percent of Class(2)
Officers and Directors
Jiang Huai Lin	Chairman, CEO and President	Ordinary Shares	15,053,150	51.26%
Daniel K. Lee	Chief Financial Officer	Ordinary Shares	-	*
Zhiyao Yu	Chief Technology Officer	Ordinary Shares	150,000	*
Zhishan Liang	Chief Product Officer	Ordinary Shares	80,000	*
Guanguan Zong	Chief Marketing Officer	Ordinary Shares	150,000	*
Zhiqiang Zhao	Director, Chief Operating Officer	Ordinary Shares	97,500	*
Yunsen Huang	Director	Ordinary Shares	-	*
Yong Jiang	Director	Ordinary Shares	-	*
Remington Hu	Director	Ordinary Shares	-	*
All officers and directors as a group (9 persons named above)		Ordinary Shares	15,530,650	52.89%
5% Security Holders
Jiang Huai Lin		Ordinary Shares	15,053,150	51.26%
Fosun International Limited(3) Room 808, ICBC Tower 3 Garden Road, Central Hong Kong, China		Ordinary Shares	1,728,491	5.89%
Guo Guangchang(3) No. 2 East Fuxing Road, Shanghai, China.		Ordinary Shares	1,728,491	5.89%

* Less than 1%

(1)

Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to our ordinary shares.

(2)

As of April 11, 2014, a total of 29,366,528 ordinary shares are considered to be outstanding pursuant to SEC Rule 13d-3(d)(1). For each Beneficial Owner above, any securities that are exercisable or convertible within 60 days have been included in the denominator.

(3)

Fosun International Limited is a majority-owned subsidiary of Fosun Holdings Limited, which in turn is a wholly- owned subsidiary of Fosun International Holdings Ltd. Fosun International Holdings Ltd. is controlled by Mr. Guo Guangchang, who is also the Executive Director and Chairman of the Board of Fosun International Limited. Information regarding beneficial ownership of Fosun International Limited is derived from the information contained in the Schedule 13G/A filed by Fosun International Limited on February 12, 2014.

None of our major shareholders have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

ITEM 7.              MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to Item 6 “Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

The following includes a summary of transactions since the beginning of the 2013 fiscal year between us and certain related persons. We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

  Approximately 8% of Xiamen Yili Geo Information Technology Co., Ltd., or Yili, is owned by Geo, iASPEC’s subsidiary. As of December 31, 2013, Yili had an outstanding balance due to Geo of $115,248, consisting of accounts receivable from sales.

  Approximately 9% of Wuhan Geo Navigation and Communication Technology Co., Ltd., or Geo Navigation, is owned by Geo. Geo Navigation has made non-interest bearing cash advances to Geo, and at December 31, 2013, a balance of $393,107 remained outstanding. We intend to repay this balance as soon as practicable.

  Rental expenses from renting buildings and offices from Mr. Lin during the year ended December 31, 2013 were $166,638.

  Mr. Jianghuai Lin (“Mr. Lin”), the CEO of the Company, provided personal loan with a total of $900,350 to the Company with interest rate of 6% per annum, which will be due on December 26, 2014.

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

	Closing Prices
	High	Low
Annual Market Prices
2009	$7.73	$1.83
2010	7.00	4.52
2011	5.22	0.63
2012	1.59	0.62
2013	7.23	0.91

Quarterly Market Prices
1st Quarter 2012	$1.48	$0.62
2nd Quarter 2012	1.59	0.93
3rd Quarter 2012	1.23	0.75
4th Quarter 2012	1.13	0.90
1st Quarter 2013	1.38	0.91
2nd Quarter 2013	3.14	1.01
3rd Quarter 2013	6.81	2.49
4th Quarter 2013	7.23	4.25
1st Quarter 2014	7.46	4.07

Monthly Market Prices
November 2013	$5.87	$4.65
December 2013	7.23	4.96
January 2014	7.46	5.11
February 2014	5.88	4.07
March 2014	5.73	4.62
April 2014 (through April 8, 2014)	5.11	4.66

B. Plan of Distribution

Not applicable.

C. Markets

See our disclosures above under “A. Offer and Listing Details.”

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

Redemption. The directors may, on behalf of the Company, purchase, redeem or otherwise acquire any of our own shares for such consideration as the directors consider fit, and either cancel or hold such shares as treasury shares. Shares may be purchased or otherwise acquired in exchange for newly issued shares. The directors shall not, unless permitted pursuant to the BVI Act, purchase, redeem or otherwise acquire any of our own shares unless immediately after such purchase, redemption or other acquisition, the value of our assets exceeds our liabilities and we are able to pay our debts as they fall due.

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

Changes in Capital

Subject to the provisions of our amended and restated memorandum and articles of association, the BVI Act and the rules of NASDAQ, our unissued shares shall be at the disposal of the directors who may, without prejudice to any rights previously conferred on the holders of any existing shares or class or series of shares, offer, allot, grant options over or otherwise dispose of the shares to such persons, at such times and upon such terms and conditions as we may by resolution of directors determine.

Subject to the provisions of the amended and reastated memorandum of association relating to changes in the rights of shareholders and the powers of directors in relation to shareholders, we may, by a resolution of members, amend our memorandum of association to increase or decrease the number of ordinary shares authorized to be issued.

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

While a director may vote on the plan even if he has a financial interest in the plan, in order for the resolution to be valid, the material facts of the interest and the director’s relationship to any party to the transaction must be disclosed and the resolution approved (1)without counting the vote or consent of any interested director, or (2)by the unanimous vote or consent of all disinterested directors if the votes or consents of all disinterested directors is insufficient to approve a resolution of directors.

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

The courts of the BVI may, on the application of a shareholder of a company, grant leave to that shareholder to bring proceedings in the name and on behalf of that company, or intervene in proceedings to which the company is a party for the purpose of continuing, defending or discontinuing the proceedings on behalf of the company. In determining whether to grant leave, the courts must take into account (1)whether the shareholder is acting in good faith; (2)whether the derivative action is in the interests of the company taking account of the views of the company’s directors on commercial matters; (3)whether the proceedings are likely to succeed; (4)the costs of the proceedings in relation to the relief likely to be obtained; and (5)whether an alternative remedy to the derivative claim is available.

Leave to bring or intervene in proceedings may be granted only if the court is satisfied that (1) the company does not intend to bring, diligently continue or defend, or discontinue the proceedings, as the case may be; or (2)it is in the interests of the company that the conduct of the proceedings should not be left to the directors or to the determination of the shareholders as a whole.

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

U.S. Federal Income Taxation

The following is a discussion of certain material U.S. federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares. It does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s situation. The discussion applies only to holders that hold their ordinary shares as capital assets (generally property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the Code. This discussion is based on the Code, income tax regulations promulgated thereunder, judicial positions, published positions of the Internal Revenue Service, or the IRS, and other applicable authorities, all as in effect as of the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion is general in nature and is not exhaustive of all possible tax considerations, nor does the discussion address any state, local or foreign tax considerations or any U.S. tax considerations (e.g., estate or gift tax) other than U.S. federal income tax considerations, that may be applicable to particular holders.

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
  holders who acquired our stock as compensation or pursuant to the exercise of a stock option; or
  persons who hold our shares as a position in a hedging transaction, “straddle,” or other risk reduction transaction.

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

Because of the redomestication transaction in 2012 by which CNIT, a British Virgin Islands corporation, became the parent of our group, under Section 7874 of the Code, CNIT is treated for U.S. federal tax purposes as a U.S. corporation and, among other consequences, is subject to U.S. federal income tax on its worldwide income. This discussion assumes that Section 7874 of the Code continues to apply to treat CNIT as a U.S. corporation for all purposes under the Code. If, for some reason (e.g., future repeal of Section 7874 of the Code), CNIT were no longer treated as a U.S. corporation under the Code, the U.S. federal income tax consequences described herein could be materially and adversely affected.

U.S. Federal Income Tax Consequences for U.S. Holders

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

To the extent that dividends paid on our ordinary shares exceed current and accumulated earnings and profits, the distributions will be treated first as a tax-free return of tax basis on our ordinary shares, and to the extent that the amount of the distribution exceeds tax basis, the excess will be treated as gain from the disposition of those ordinary shares. Because Section 7874 of the Code has applied to treat CNIT as a U.S. corporation only since our redomestication in 2012, we may not be able to demonstrate to the IRS the extent to which a distribution on our ordinary shares exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), in which case all of such distribution will be treated as a dividend for U.S. federal income tax purposes.

Sale or Other Disposition

U.S. holders of our ordinary shares will recognize taxable gain or loss on any sale, exchange, or other taxable disposition of ordinary shares equal to the difference between the amount realized for the ordinary shares and the U.S. holder’s tax basis in the ordinary shares. This gain or loss generally will be capital gain or loss. Under current law, non-corporate U.S. holders, including individuals, are eligible for reduced tax rates if the ordinary shares have been held for more than one year. The deductibility of capital losses is subject to limitations. A U.S. holder may be eligible to claim a foreign tax credit with respect to any PRC withholding tax imposed on gain from the sale or other disposition of ordinary shares. However, the foreign tax credit rules are complex, and their application in connection with Section 7874 of the Code and the U.S.-PRC Tax Treaty is not entirely clear at this time. U.S. holders should consult their own tax advisors with respect to any benefits they may be entitled to under the foreign tax credit rules and the U.S.-PRC Tax Treaty.

Unearned Income Medicare Contribution

Certain U.S. holders who are individuals, trusts or estates are required to pay an additional 3.8% Medicare tax on, among other things, dividends on and capital gains from the sale or other disposition of shares of stock for taxable years beginning after December 31, 2012. U.S. holders should consult their own advisors regarding the effect, if any, of this legislation on their ownership and disposition of our ordinary shares.

U.S. Federal Income Tax Consequences for Non-U.S. Holders

Distributions

The rules applicable to non-U.S. holders for determining the extent to which distributions on our ordinary shares, if any, constitute dividends for U.S. federal income tax purposes are the same as for U.S. holders. See “–U.S. Federal Income Tax Consequences for U.S. Holders– Distributions.”

Any dividends paid to a non-U.S. holder by us are treated as income derived from sources within the United States and generally will be subject to U.S. federal income tax withholding at a rate of 30% of the gross amount of the dividends, or at a lower rate provided by an applicable income tax treaty if non-U.S. holders provide proper certification of eligibility for the lower rate (usually on IRS Form W-8BEN). Dividends received by a non-U.S. holder that are effectively connected with such holder’s conduct of a U.S. trade or business (and, if an income tax treaty applies, are attributable to a permanent establishment maintained by the non-U.S. holder in the U.S.) are exempt from such withholding tax, provided that applicable certification requirements are satisfied. In such case, however, non-U.S. holders will be subject to U.S. federal income tax on such dividends, net of certain deductions, at the rates applicable to U.S. persons. In addition, corporate non-U.S. holders may be subject to an additional branch profits tax equal to 30% or such lower rate as may be specified by an applicable tax treaty on dividends received that are effectively connected with the conduct of a trade or business in the United States.

If non-U.S. holders are eligible for a reduced rate of U.S. withholding tax pursuant to an applicable income tax treaty, such non-U.S. holders may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Sale or Other Disposition

Any gain realized by a non-U.S. holder upon the sale or other disposition of our ordinary shares generally will not be subject to U.S. federal income tax unless:

  the gain is effectively connected with the conduct of a trade or business in the United States by such non- U.S. holder, and, if an income tax treaty applies, is attributable to a permanent establishment maintained by such non-U.S. holder in the U.S.;

  the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition, and certain other conditions are met; or

  CNIT is or has been a “U.S. real property holding corporation,” or USRPHC, for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period during which the holder has held our ordinary shares.

Non-U.S. holders whose gain is described in the first bullet point above will be subject to U.S. federal income tax on the gain derived from the sale, net of certain deductions, at the rates applicable to U.S. persons. Corporate non-U.S. holders whose gain is described in the first bullet point above may also be subject to the branch profits tax described above at a 30% rate or lower rate provided by an applicable income tax treaty. Individual non-U.S. holders described in the second bullet point above will be subject to a flat 30% U.S. federal income tax rate on the gain derived from the sale, which may be offset by U.S.-source capital losses, even though such non-U.S. holders are not considered to be residents of the United States.

A corporation will be a USRPHC if the fair market value of its U.S. real property interests equals or exceeds 50 percent of the aggregate of its real property interests (U.S. and non-U.S.) and its assets used or held for use in a trade or business. Because we do not currently own significant U.S. real property, we believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our ordinary shares are regularly traded on an established securities market, such ordinary shares will be treated as U.S. real property interests only if a non-U.S. holder actually or constructively holds more than 5% of such regularly traded ordinary shares at any time during the applicable period that is specified in the Code.

Foreign Account Tax Compliance

The Foreign Account Tax Compliance provisions of the Hiring Incentives to Restore Employment Act (generally referred to as “FATCA”), when applicable, will impose a U.S. federal withholding tax of 30% on certain “withholdable payments” (generally certain U.S.-source income, including dividends, and the gross proceeds from the sale or other disposition of assets producing U.S. source dividends or interest ) to foreign financial institutions and other non-U.S. entities that fail to comply with certain certification and information reporting (generally relating to ownership by U.S persons of interests in or accounts with those entities). The obligation to withhold under FATCA applies to, among other items, (i) U.S.-source dividend income that is paid on or after July 1, 2014 and (ii) to gross proceeds from the disposition of property that can produce U.S.-source dividends paid on or after January 1, 2017. Non-U.S. holders should consult their tax advisors concerning application of FATCA to our ordinary shares in their particular circumstances.

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

ITEM 11.            QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

We deposit surplus funds with Chinese banks earning daily interest. We do not invest in any instruments for trading purposes. Most of our outstanding debt instruments carry fixed rates of interest. Our operations generally are not directly sensitive to fluctuations in interest rates. The amount of long-term debt outstanding as of December 31, 2013 and 2012 was $0.3 million and $0.1 million, respectively. A hypothetical 1.0% increase in the annual interest rates for all of our credit facilities under which we had outstanding borrowings at December 31, 2013 would decrease net income before income taxes by approximately $0.33 million , or less than 1% for the year ended December 31, 2013. Management monitors the banks’ prime rates in conjunction with our cash requirements to determine the appropriate level of debt balances relative to other sources of funds. We have not entered into any hedging transactions in an effort to reduce our exposure to interest rate risk.

Foreign Exchange Risk

While our reporting currency is the U.S. dollar, substantially all of our consolidated revenues and consolidated costs and expenses are denominated in RMB. Substantially all of our assets are denominated in RMB except for cash. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between the U.S. dollar and the RMB. If the RMB depreciates against the U.S. dollar, the value of our RMB revenues, earnings and assets as expressed in our U.S. dollar financial statements will decline. Assets and liabilities are translated at exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and equity is translated at historical exchange rates. Any resulting translation adjustments are not included in determining net income but are included in determining other comprehensive income, a component of equity. An average appreciation (depreciation) of the RMB against the U.S. dollar of 5% would increase (decrease) our comprehensive income by $6.35 million based on our outstanding revenues, costs and expenses, assets and liabilities denominated in RMB as of December 31, 2013. As of December 31, 2013, our accumulated other comprehensive income was $25.1 million. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

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

As required by Rule 13a-15(e), our management has carried out an evaluation, with the participation and under the supervision of our Chief Executive Officer, Mr. Jiang Huai Lin and our Chief Financial Officer, Mr. Daniel K. Lee, of the effectiveness of the design and operation of our disclosure controls and procedures, as of December 31, 2013. Based upon, and as of the date of this evaluation, Messrs. Lin and Lee, determined that, as of December 31, 2013, our disclosure controls and procedures were effective.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2013. In making this assessment, management used the framework set forth in the report entitled Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company’s internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Based on our assessment, we determined that, as of December 31, 2013, our internal control over financial reporting was effective based on those criteria.

Attestation Report of the Registered Public Accounting Firm

Because the Company is a non-accelerated filer, this annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting during the fiscal year ended December 31, 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.          AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Remington C.H. Hu is an “audit committee financial expert” and that he is an “independent director” as defined by the rules and regulations of NASDAQ.

ITEM 16B.          CODE OF ETHICS

Our amended and restated code of ethics conforms to the rules and regulations of NASDAQ. The code of ethics applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer, and addresses, among other things, honesty and ethical conduct, conflicts of interest, compliance with laws, regulations and policies, including disclosure requirements under the federal securities laws, confidentiality, trading on inside information, and reporting of violations of the code. A copy of the code of ethics has been filed as Exhibit 14 to the annual report on Form 10-K of CITN filed on March 31, 2008. Our code of ethics is also posted on the corporate governance page of our website at www.chinacnit.com. During the fiscal year ended December 31, 2013, there were no waivers of our code of ethics.

ITEM 16C.          PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with services rendered by our principal external auditors for the periods indicated.

	Fiscal Year Ended December 31,
	2013	2012
Audit Fees	$305,500	$365,872
Audit-Related Fees	8,227	-
Tax Fees	42,229	30,306
TOTAL	$355,956	$396,178

“Audit Fees” consisted of the aggregate fees billed for professional services rendered for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements.

“Audit Related Fees” consisted of the aggregate fees billed for professional services rendered for assurance and related services that were reasonably related to the performance of the audit or review of our regulatory filings and were not otherwise included in Audit Fees. Audit related fees in 2013 relate to assistance in responding to SEC comment letters.

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

ITEM 16D.          EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

We have not asked for, nor have we been granted, an exemption from the applicable listing standards for our Audit Committee.

ITEM 16E.          PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Below is a table containing information about purchases made by us or by affiliated purchasers.

Period	Total Number of Shares Purchased(1)	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
January 1, 2013 – January 31, 2013	-	-	-	-
February 1, 2013 – February 28, 2013	-	-	-	-
March 1, 2013 – March 31, 2013	-	-	-	-
April 1, 2012 – April 30, 2013	-	-	-	-
May 1, 2013 – May 31, 2013	-	-	-	-
June 1, 2013 – June 30, 2013	-	-	-	-
July 1, 2013 – July 31, 2013	-	-	-	-
August 1, 2013 – August 31, 2013	-	-	-	-
September 1, 2013 – September 30, 2013	-	-	-	-
October 1, 2013 – October 31, 2013	-	-	-	-
November 1, 2013 – November 30, 2013	225,864	$5.2810	225,864	$7,807,212
December 1, 2013 – December 31, 2013	415,216	$6.2616	641,080	$5,207,295

(1) On September 30, 2013, the Board of Directors of the Company authorized a repurchase of up to $9 million of the Company’s ordinary shares over 12 months pursuant to a stock repurchase program, or the Repurchase Program. Under the terms of the Repurchase Program, the Company may repurchase shares through open market, negotiated private or block transactions. The timing and extent of any purchases depend upon market conditions, the trading price of the Company’s ordinary shares and other factors, and are subject to the restrictions relating to volume, price and timing under applicable laws, including but not limited to, Rule 10b-18 promulgated under the Exchange Act.

ITEM 16F.          CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.          CORPORATE GOVERNANCE

The NASDAQ Listing Rules require each issuer to seek shareholder approval prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants. However, the rules permit foreign private issuers like us to follow “home country practice” with respect to certain corporate governance matters.

Maples and Calder, our British Virgin Islands counsel, has provided a letter to the NASDAQ Stock Market certifying that under British Virgin Islands law, we are not required to seek prior shareholder approval before the issuance of securities in connection with the establishment of or any material amendments to our equity compensation plan. In 2013, we followed home country practice with respect to the issuance of certain amount of securities pursuant to our newly established 2013 Equity Incentive Plan.

At the Company’s 2013 Annual Meeting of Members, held on December 20, 2013, the shareholders approved our 2013 Equity Incentive Plan. As a result, we are not currently relying on the “home country practice” in the British Virgin Islands lieu of any requirement of the NASDAQ Listing Rules.

We intend to satisfy our requirement under NASDAQ Listing Rule 5250(d)(1) to distribute to shareholders copies of our annual report by posting our annual reports on Form 20-F on our company website at www.chinacnit.com, providing a hard copy of our annual report free of charge to shareholders upon request with a reasonable period following such request.

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

Date: April 15, 2014	CHINA INFORMATION TECHNOLOGY, INC.

/s/ Jiang Huai Lin
Jiang Huai Lin
Chief Executive Officer

CHINA INFORMATION TECHNOLOGY, INC.
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
China Information Technology, Inc.

We have audited the accompanying consolidated balance sheets of China Information Technology, Inc. and its subsidiaries and variable interest entity (the “Company”) as of December 31, 2013 and 2012, and the related consolidated statements of (loss) income, comprehensive (loss) income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2013 and 2012, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

/s/ GHP HORWATH, P.C.

Denver, Colorado
April 15, 2014

CHINA INFORMATION TECHNOLOGY, INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2013 AND 2012
Expressed in U.S. dollars (Except for share amounts)

		December 31	December 31
	NOTES	2013	2012
ASSETS

CURRENT ASSETS
Cash and cash equivalents		$11,083,592	$10,747,998
Restricted cash		10,345,825	10,347,015
Accounts receivable, net of allowance for doubtful accounts of $60,699,000 and $29,518,000, respectively		22,716,298	85,958,886
Bills receivable		1,097,025	1,531,772
Advances to suppliers		8,331,149	6,089,210
Amounts due from related parties	6 (a)	508,355	1,212,226
Inventories, net of provision of $1,543,000 and $5,976,000, respectively	7	15,655,723	16,797,673
Other current assets	14	10,975,335	8,801,985
Deferred tax assets	13	498,459	2,297,617
TOTAL CURRENT ASSETS		81,211,761	143,784,382

Deposit for purchase of land use rights	10 (a)	18,237,303	19,085,878
Long-term investments	8	2,661,385	2,580,096
Property, plant and equipment, net	9	31,531,027	66,269,320
Land use rights, net	10 (b)	13,222,442	13,122,363
Intangible assets, net	10 (c)	14,307,939	14,416,976
Goodwill	5	27,719,869	27,622,490
Deferred tax assets	13	347,264	540,384
TOTAL ASSETS		$189,238,990	$287,421,889

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Short-term bank loans	11 (b)	$58,948,332	$50,813,046
Accounts payable		17,857,866	20,289,783
Bills payable	12	26,549,982	33,686,488
Advances from customers		4,623,283	3,754,442
Accrued payroll and benefits		2,845,977	2,945,323
Amounts due to related parties	6 (a)	900,350	-
Other payables and accrued expenses		12,544,571	6,907,622
Income tax payable		3,720,807	3,660,926
TOTAL CURRENT LIABILITIES		127,991,168	122,057,630

Long-term bank loans	11 (b)	312,547	74,175
Amounts due to related parties	6 (a)	13,129	12,728
Deferred tax liabilities	13	742,696	1,263,423
TOTAL LIABILITIES		129,059,540	123,407,956

COMMITMENTS AND CONTINGENCIES

Common stock, par $0.01; shares issued and outstanding at December 31, 2013; 725,000 shares	16	2,175,000	-

EQUITY
Common stock, par $0.01; authorized capital 100,000,000 shares; shares issued and outstanding 2013: 28, 641,528 shares, 2012: 27,007,608 shares		309,076	286,326
Treasury stock, 2013: 1,225,311 shares, 2012: 584,231 shares		(4,814,775)	(1,011,091)
Additional paid-in capital		115,668,644	101,261,307
Reserve		14,629,369	14,532,587
Retained (deficit) earnings		(113,513,766)	5,804,023
Accumulated other comprehensive income		25,070,226	21,811,064
Total equity of the Company		37,348,774	142,684,216
Non-controlling interest		20,655,676	21,329,717
Total equity		58,004,450	164,013,933

TOTAL LIABILITIES AND EQUITY		$189,238,990	$287,421,889

The accompanying notes are an integral part of these consolidated financial statements

CHINA INFORMATION TECHNOLOGY, INC.
CONSOLIDATED STATEMENTS OF (LOSS) INCOME
YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011
Expressed in U.S. dollars (Except for share amounts)

	NOTES	2013	2012	2011
Revenue – Products		$46,649,847	$45,690,706	$46,435,133
Revenue – Software		16,172,885	18,597,383	39,301,812
Revenue - System integration		11,701,929	20,905,251	27,678,685
Revenue – Others		1,620,723	1,184,115	1,119,923
TOTAL REVENUE		76,145,384	86,377,455	114,535,553

Cost - Products sold		38,829,515	40,119,790	36,815,966
Cost - Software sold		10,309,838	8,904,134	13,302,464
Cost - System integration		8,477,128	15,964,817	19,625,349
Cost – Others		1,253,759	889,234	472,270
TOTAL COST		58,870,240	65,877,975	70,216,049

GROSS PROFIT		17,275,144	20,499,480	44,319,504

Administrative expenses		92,930,409	52,800,320	22,785,631
Research and development expenses		2,915,641	4,951,166	4,483,754
Selling expenses		8,820,434	9,786,220	7,522,986
Impairment of property, plant and equipment		29,976,990	11,809,432	-
Impairment of intangible assets and goodwill		2,008,249	26,901,574	-
(LOSS) INCOME FROM OPERATIONS		(119,376,579)	(85,749,232)	9,527,133

Subsidy income		3,063,005	1,709,246	1,939,787
Other income (loss), net		1,097,233	(1,466,789)	538,624
Interest income		460,381	343,289	317,190
Interest expense		(5,553,522)	(4,646,818)	(2,948,406)

(LOSS) INCOME BEFORE INCOME TAXES		(120,309,482)	(89,810,304)	9,374,328

Income tax expense	13	(1,896,545)	(812,254)	(804,149)

NET (LOSS) INCOME		(122,206,027)	(90,622,558)	8,570,179
Less: Net loss (income) attributable to the non-controlling interest	3	2,969,204	992,050	(660,781)
NET (LOSS) INCOME ATTRIBUTABLE TO THE COMPANY		$(119,236,823)	$(89,630,508)	$7,909,398

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING
Basic	4	27,356,504	27,017,780	26,737,638
Diluted	4	27,356,504	27,017,780	26,965,006

(LOSS) EARNINGS PER SHARE
Basic	4	$(4.36)	$(3.32)	$0.30
Diluted	4	$(4.36)	$(3.32)	$0.29

The accompanying notes are an integral part of these consolidated financial statements

CHINA INFORMATION TECHNOLOGY, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
YEARS ENDED DECEMBER 31, 2013, 2013 AND 2011
Expressed in U.S. dollars

	2013	2012	2011
Net (loss) income	$(122,206,027)	$(90,622,558)	$8,570,179
Other comprehensive (loss) income:
Foreign currency translation gain	3,935,119	2,128,770	8,903,913
Comprehensive (loss) income	(118,270,908)	(88,493,788)	17,474,092
Comprehensive loss (income) attributable to the non-controlling interest	2,293,247	749,085	(964,475)
Comprehensive (loss) income attributable to the Company	$(115, 977,661)	$(87,744,703)	$16,509,617

The accompanying notes are an integral part of these consolidated financial statements

CHINA INFORMATION TECHNOLOGY, INC
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011
Expressed in U.S. dollars (Except for share amounts)

								Accumulated
	Common stock		Treasury stock		Additional			other	Non
	Par value $0.01		Par value $0.01		Paid-in		Retained	comprehensive	controlling
	Shares	Amount	Shares	Amount	Capital	Reserve	Earnings	income	interest	Total
BALANCE AS AT JANUARY 1, 2011	26,030,894	$255,115	(3,000)	$(11,468)	$92,294,350	$12,968,985	$90,240,665	$11,325,040	$18,503,007	$225,575,694

Purchase of treasury stock (note 16)	-	-	(357,627)	(684,046)	-	-	-	-	-	(684,046)
Common stock issued upon the settlement of earn-out target (Note 16)	344,353	6,887	-	-	957,303	-	-	-	-	964,190
Stock-based compensation (Note 16)	125,000	2,500	-	-	1,142,499	-	-	-	-	1,144,999
Common stock released upon achieving earn-out target (Note 16)	165,289	3,306	-	-	1,719,006	-	-	-	-	1,722,312
Common stock issued on conversion of shareholder’s loan (Note 16)	925,926	18,518	-	-	4,981,482	-	-	-	-	5,000,000
Net income for the year	-	-	-	-	-	-	7,909,398	-	660,781	8,570,179
Foreign currency translation gain	-	-	-	-	-	-	-	8,600,219	303,694	8,903,913
Imputed interests in relation to shareholder’s loan	-	-	-	-	166,667	-	-	-	-	166,667
Changes in an ownership interest in Zhongtian (Note 1)	-	-	-	-	-	-	(1,029,896)	-	1,029,896	-
Capital injection to Zhongtian by minority shareholders (Note 1)	-	-	-	-	-	-	-	-	1,175,778	1,175,778
Transfer to reserve (Note 15)	-	-	-	-	-	1,519,548	(1,519,548)	-	-	-

BALANCE AS AT DECEMBER 31,2011	27,591,462	$286,326	(360,627)	$(695,514)	$101,261,307	$14,488,533	$95,600,619	$19,925,259	$21,673,156	$252,539,686

Purchase of treasury stock (note 16)	-	-	(223,604)	(315,577)	-	-	-	-	-	(315,577)
Rounding impact of share changes due to one for two reverse stock split of common stock	377	-	-	-	-	-	-	-	-	-
Net loss for the year	-	-	-	-	-	-	(89,630,508)	-	(992,050)	(90,622,558)
Foreign currency translation gain	-	-	-	-	-	-	-	1,885,805	242,965	2,128,770
Transfer to reserve (Note 15)	-	-	-	-	-	44,054	(44,054)	-	-	-
Capital injection by minority shareholders to Zhongtian (Note 1)	-	-	-	-	-	-	-	-	283,612	283,612
Changes in a Parent’s Ownership Interest in Zhongtian (Note 1)	-	-	-	-	-	-	(122,034)	-	122,034	-

BALANCE AS AT DECEMBER 31,2012	27,591,839	$286,326	(584,231)	$(1,011,091)	$101,261,307	$14,532,587	$5,804,023	$21,811,064	$21,329,717	$164,013,933
Purchase of treasury stock	-	-	(641,080)	(3,803,684)	-	-	-	-	-	(3,803,684)
Issuance of common stock to employees for cash (Note 16)	3,000,000	30,000	-	-	8,970,000		-	-	-	9,000,000
Reclassification of common stock to temporary equity (Note 16)	-	(7,250)	-	-	(2,167,750)		-	-	-	(2,175,000)
Stock based compensation (Note 16)	-	-	-	-	6,900,000		-	-	-	6,900,000
Net loss for the year	-	-	-	-	-	-	(119,236,823)		(2,969,204)	(122,206,027)
Foreign currency translation gain	-	-	-	-	-	-	-	3,259,162	675,957	3,935,119
Transfer to reserve (Note 15)	-	-	-	-	-	96,782	(96,782)		-	-
Changes in Parent’s Ownership Interests in Zhongtian (Note 1)	-	-	-	-	-	-	211,410	-	(211,410)	-
Purchase of shares by iASPEC from minority shareholders in Zhongtian (Note 1)	-	-	-	-	-	-	-	-	(381,420)	(381,420)
Changes in Parent’s Ownership Interests in Geo (Note 1)	-	-	-	-	-	-	(195,594)	-	195,594	-
Capital injection by minority shareholders to Geo (Note 1)	-	-	-	-	705,087	-	-	-	2,016,442	2,721,529

BALANCE AS AT DECEMBER 31,2013	30,591,839	$309,076	(1,225,311)	$(4,814,775)	$115,668,644	$14,629,369	$(113,513,766)	$25,070,226	$20,655,676	$58,004,450

The accompanying notes are an integral part of these consolidated financial statements

CHINA INFORMATION TECHNOLOGY, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011
Expressed in U.S. dollars

	2013	2012	2011
OPERATING ACTIVITIES
Net (loss) income	$(122,206,027)	$(90,622,558)	$8,570,179
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Provision for losses on accounts receivable and other current assets	68,212,239	27,882,120	4,072,406
Impairment of property, plant and equipment	29,976,990	11,809,432	-
Depreciation	8,114,611	11,532,635	10,853,984
Stock-based compensation	6,900,000	-	-
Amortization of intangible assets and land use rights	2,486,809	2,292,518	1,757,655
Loss on disposal of intangible assets	-	69,319	-
Change in deferred income tax	1,501,645	306,838	(1,694,374)
Provision for obsolete inventories	887,525	2,235,574	4,627,598
Loss on disposal of property and equipment, net	89,885	2,915,708	578,265
Change in fair value of contingent consideration	-	-	(1,481,756)
Impairment of intangible assets and goodwill	2,008,249	26,832,255	-
Impairment of long-term investment	-	-	1,002,755
Imputed interest on shareholder’s loan	-	-	166,667

Changes in operating assets and liabilities
Increase (decrease) in other payables and accrued expenses and other liabilities	4,294,228	(64,095)	1,245,553
Increase (decrease) in amounts due to/from related parties	1,629,891	(1,825,311)	(401,392)
Decrease (increase) in restricted cash	942,495	250,306	(2,772,004)
Decrease (increase) in inventories	773,293	3,579,538	(6,171,310)
Increase (decrease) in advances from customers	740,933	(2,700,713)	(1,329,076)
Decrease (increase) in accounts receivable	510,419	(7,460,031)	(4,538,402)
(Decrease) increase in accounts payable and bills payable	(11,124,374)	7,175,522	7,101,150
(Increase) decrease in advances to suppliers	(2,352,897)	(1,551,504)	3,973,915
Increase in other receivables and prepaid expenses	(4,711,757)	(2,031,433)	(8,944,900)
(Decrease) increase in income tax payable	(51,697)	106,370	(275,586)
Net cash (used in) provided by operating activities	(11,377,540)	(9,267,510)	16,341,327

INVESTING ACTIVITIES
Deposit refunded (for purchase) of land use rights	1,437,368	(47,561)	-
Proceeds from sale of property and equipment	226,369	18,549	-
Capitalized and purchased software development costs	(2,472,624)	(2,159,866)	(1,850,595)
Purchases of property and equipment	(2,041,270)	(778,691)	(16,776,095)
Investment in Zhongtian	(378,144)	-	-
Dividends received from Xiamen Yili Geo Information Technology Co., Ltd.	-	79,268	-
Purchase of land use rights	-	(2,513,648)	-
Investment in Hubei Information Science and Technology	-	(158,600)	-
Net cash used in investing activities	(3,228,301)	(5,560,549)	(18,626,690)

FINANCING ACTIVITIES
Borrowings under short-term loans	107,825,953	99,000,812	87,474,985
Common stock issued for cash	9,000,000	-	-
Capital injection by minority shareholders	2,585,600	283,612	1,157,551
Decrease (increase) in restricted cash in relation to bank borrowings	(619,509)	2,042,836	(1,048,220)
Repayment of short-term loans	(101,276,350)	(89,499,942)	(87,299,684)
Repayment of long-term loans	(147,923)	(35,576)	(1,769,920)
Borrowings under long-term loans	350,534	-	-
Repurchase of common stock	(3,000,000)	(315,577)	(684,046)
Net cash provided (used in) by financing activities	14,718,305	11,476,165	(2,169,334)
Effect of exchange rate changes on cash and cash equivalents	223,130	80,258	307,474

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	335,594	(3,271,636)	(4,147,223)
CASH AND CASH EQUIVALENTS, BEGINNING	10,747,998	14,019,634	18,166,857
CASH AND CASH EQUIVALENTS, ENDING	$11,083,592	$10,747,998	$14,019,634

Supplemental disclosure of cash flow information:
Cash paid during the year
Income taxes	$405,948	$493,378	$2,708,313
Interest	$5,537,477	$4,537,517	$2,725,058

Supplemental disclosure of significant non-cash transactions:

On February 8, 2011, the Company granted eligible employees a total of 125,000 shares of the Company’s common stock under the China Information Technology, Inc. Equity Incentive Plan as compensation. The fair value of these shares of approximately $1.1 million, based on the quoted market price, was accrued as of December 31, 2010 as the compensation was for services provided in 2010.

On May 3, 2011, upon achievement of earn out targets by Information Security IoT Tech. Co., Ltd (“ISIOT”) (formerly known as Huipu Electronics (Shenzhen) Co., Ltd, the Company issued 165,289 shares of the Company’s common stock in connection with the acquisition of ISIOT .

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

On September 5, 2012 deposits for land use rights related to HPC Electronics (China) Limited totaling $8.68 million were transferred to land use rights as the certificate from the local government was received.

In 2013, the Company repurchased a total of 641,080 shares of the Company’s common stock in exchange for $3 million in cash and $0.8 million included within other payables of the $3 million in cash. In 2013, $2.175million was reclassified as “temporary equity” relating to common stock issued for cash. See Note 16.

The accompanying notes are an integral part of these consolidated financial statements

CHINA INFORMATION TECHNOLOGY, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.      ORGANIZATION, PRINCIPAL ACTIVITIES AND MANAGEMENT'S PLANS

China Information Technology Inc, together with its subsidiaries (the "Company" or "CNIT"), a provider of integrated cloud-based solutions including Internet-of-Things (“IoT”), public InfoCloud, WeMedia platform, Smart City and other Internet-related services in the People’s Republic of China ("PRC"). The Company’s total solutions include specialized software, hardware, systems integration, and related services. These services are provided through the Company’s wholly-owned PRC subsidiaries, Information Security Technology (China) Co., Ltd ("IST"), and its subsidiary, Dongguan Information Security Technology (China) Co., Ltd ("IST DG"), Information Security Software (China) Co., Ltd. ("ISS"), and Information Security IoT Tech.Co.,Ltd ("ISIOT ) (formerly,Huipu Electronics (Shenzhen) Co., Ltd), and through the Company’s variable interest entity ("VIE"), iASPEC Geo Information Technology Co., Ltd ("iASPEC") ( formerly, iASPEC Software Company Limited ), and its subsidiaries, Wuda Geoinformatics Co., Ltd ("Geo"), iASPEC Zhongtian Software Company Ltd ("Zhongtian") (formerly, Shenzhen iASPEC Zhongtian Software Company Ltd) and iASPEC Bocom IoT Technology Co. Ltd. ("Bocom") (formerly, Shenzhen Bocom Multimedia Display Technology Co., Ltd) .

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

Pursuant to the terms of a management service agreement by and among IST, iASPEC and its shareholders, dated July 1, 2007 ("MSA"), iASPEC granted IST a ten-year, exclusive, royalty-free, transferable worldwide license to use and install certain iASPEC software, along with copies of source and object codes relating to such software. In addition, IST licensed back to iASPEC a royalty-free, limited, non-exclusive license to the software, without right of sub-license, for the sole purpose of permitting iASPEC to carry out its business as presently conducted. IST has the right to designate two Chinese citizens to serve as senior managers of iASPEC, to serve as a majority on iASPEC’s Board of Directors, and to assist in managing the business and operations of iASPEC. In addition, both iASPEC and IST will require the affirmative vote of a majority of the Company’s Board of Directors, including at least one non-insider director, for certain material actions, as defined, with respect to iASPEC.

Option Agreement

In connection with the MSA, on July 1, 2007, IST also entered into an immediately exercisable purchase option agreement (the "Option Agreement") with iASPEC and its shareholders, pursuant to which the iASPEC shareholder granted IST or its designee(s) an exclusive, irrevocable option to purchase, from time to time, all or a part of iASPEC’s shares or iASPEC’s assets from the iASPEC shareholder for $1,800,000 in the aggregate. The option may not be exercised if the exercise would violate any applicable laws and regulations in the PRC or cause any license or permit held by, and necessary for the operation of iASPEC, to be cancelled or invalidated. The Option Agreement will terminate on the date IST exercises its purchase option and acquires all the shares or assets of iASPEC pursuant to the terms of the Option Agreement. The Option Agreement may be rescinded by IST upon 30 days’ notice without costs to terminate. The Option Agreement does not have renewal provisions.

Equity Transfer Agreement

On July 1, 2008, Mr. Jiang Huai Lin entered into an equity transfer agreement (the "Equity Transfer Agreement") with Mr. Jin Zhu Cai ("Mr. Cai"), the then owner of a 24% minority interest (the “Minority Interest”) in iASPEC, pursuant to which Mr. Lin purchased the Minority Interest from Mr. Cai for a total consideration of RMB60 million (approximately $8.72 million). The transaction was closed in September 2008 and as a result, Mr. Lin became the sole owner of iASPEC.

Amended and Restated MSA

The Amended and Restated MSA was entered into as of December 13, 2009, by and among IST, iASPEC and iASPEC’s sole shareholder, Mr. Lin. Pursuant to the Amended and Restated MSA, IST will provide management and consulting services to iASPEC, under the following terms:

  iASPEC agreed that IST will be entitled to receive ninety five percent (95%) of the Net Received Profit, as defined, of iASPEC during the term of the Agreement. iASPEC is obligated to calculate and pay the Net Received Profit due to IST no later than the last day of the first month following the end of each fiscal quarter; Mr. Lin, agreed to enter into a pledge agreement with IST to pledge all of his equity interests in iASPEC as security for his and iASPEC’s fulfillment of their respective obligations under the MSA, and to register the pledge agreement with the local AIC (Administration for Industry and Commerce). After the Amended and Restated MSA was executed on December 13, 2009, based on the advice of the Company’s PRC legal counsel, in January 2010 all the parties to the agreement decided not to enter into a pledge agreement.

  Mr. Lin confirmed his status as the sole iASPEC shareholder and his assumption of all of the obligations of the iASPEC shareholder under the agreement, including a confirmation of his continuing obligation under a written guaranty, executed by the then iASPEC shareholders; and

  Based on iASPEC’s needs for its development and operation, IST has the right, from time to time, at its sole discretion, to provide iASPEC with capital support.

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

The Amended and Restated MSA amended certain terms of the original Management Service Agreement which became effective on July 1, 2007 and has a term of 30 years unless otherwise earlier terminated by the parties by one of the following means:

  Either iASPEC or IST may terminate the Amended and Restated MSA immediately (a) upon the material breach by the other of its obligations and the failure of such party to cure such breach within 30 working days after written notice from the non-breaching party; or (b) upon the filing of a voluntary or involuntary petition in bankruptcy by the other or of which the other is the subject, or the insolvency of the other, or the commencement of any proceedings placing the other in receivership, or of any assignment by the other for the benefit of creditors; or

  The Amended and Restated MSA may be terminated at any time by IST upon 90 calendar days’ written notice delivered to all other parties.

Upon any effective date of any termination of the Amended and Restated MSA: (a) IST will cease providing management services to iASPEC; (ii) IST will deliver to iASPEC all chops and seals of iASPEC; (iii) IST will deliver to iASPEC all of the financial and other books and records of iASPEC, including any and all permits, licenses, certificates and other proprietary and operational documents and instruments; (iv) the senior managers who are recommended by IST and elected as directors of iASPEC will resign from the Board of Directors of iASPEC in a lawful way; and (v) the software license that iASPEC granted to IST according to the Amended and Restated MSA will terminate unless otherwise agreed by the parties. In addition, any amounts owing from any party to any other party on the effective date of any termination under the terms of the Amended and Restated MSA will continue to be due and owing despite such termination.

F-8

The Amended and Restated MSA does not have renewal provisions. We expect that the parties to the Amended and Restated MSA will negotiate to extend the term of the agreement before its expiration.

The substance of the Amended and Restated MSA and the Option Agreement is to:

  Allow the Company to utilize the business licenses, contacts, permits and other resources of iASPEC in order for the Company to be able to expand its operations and business model;

  Provide the Company with effective control over all of iASPEC’s operations; and allow the shareholders of iASPEC an opportunity to monetize a portion of their investment through the $1.8 million purchase option.

Non-controlling interest transactions

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

On September 10, 2013,iASPEC purchased additional equity interests in Zhongtian for a total of RMB2.34 million (approximately $0.38 million). As a result, the equity interest owned by iASPEC in Zhongtian was increased from 78.21% to 83.72% and resulted in approximately $0.21 million of Zhongtian’s equity being reclassified from non-controlling interest.

On August 30, 2013, a minority shareholder disposed of its interest in Geo totaling RMB 7 million (approximately $ 1.13 million). In addition, during 3013 various individuals shareholders injected capital in Geo totaling of RMB21.50 million (approximately $3.53 million) and four individual shareholders contributed patent rights valued at RMB2 million (approximately $0.32 million) which reinforced Geo’s operating business. As a result of the capital increase, Geo’s minority interest increased from 47.46% to 49.63% while the equity interest owned by iASPEC in Geo was decreased from 52.54% to 50.37%, and resulted in approximately $0.20 million of Geo’s equity being reclassified to non-controlling interest with iASPEC still remaining as the controlling shareholder in Geo thereafter.

On September 18, 2013, Information Security Technology (PRC) Co., Ltd ("IST"), our wholly-owned subsidiary, and iASPEC entered into an equity transfer agreement, pursuant to which iASPEC agreed to transfer 100% of equity interests in ISS, to IST, for a purchase price of RMB53.98 million (approximately $8.84 million).

On October 22, 2013, Information Security International Investment and Development Limited ("ISIID"), our wholly-owned subsidiary, and iASPEC entered into an equity transfer agreement, pursuant to which ISIID agreed to transfer 100% of equity interests in Bocom, to iASPEC, for a purchase price of RMB50.0 million (approximately $8.19 million).

Management’s Plans

For the years ended December 31, 2013 and 2012, the Company reported negative cash flows from operations of $11.38 million and $9.27 million, respectively. In addition, the Company had a working capital deficiency of $46.78 million as of December 31, 2013, which was primarily driven by a non-cash increase in the allowance for doubtful accounts in 2013 of $65.5 million. Management has developed the Company’s operating plans for 2014 based on its new business model, which focuses on internet-related products and services, to emphasize cash flow and under which the Company is also implementing various cost modifications to reduce expenses. As of March 31, 2014, the Company has approximately $17.8 million of additional borrowing availability under its credit facilities. In addition, in order to improve the Company's liquidity, certain of the Company’s real estate and plant assets were re-appraised in 2013. These assets have been appraised at a market value of RMB 351.3 million (approximately $57.5 million), which is approximately $33.9 million above their carrying value, allowing the Company to more easily access additional bank borrowing availability if there is future working capital need. Management believes that the Company’s current cash and cash equivalents, anticipated cash flows from operations in 2014, and additional availability under its borrowing facilities will be sufficient to meet the Company’s operating and financial obligations for the remainder of 2014.

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

The Company maintains its cash accounts at credit worthy financial institutions and closely monitors the movements of its cash positions. At December 31, 2013 and 2012, approximately $11.08 million and $10.75 million, respectively was held in bank accounts in the PRC.

(e) Restricted Cash

Restricted cash as of December 31, 2013 and 2012 consists of security deposits in bank accounts in the PRC that serve as collateral for the Company’s revolving working capital facility, which are included in short-term loans, bills payable, as well as letter of credit facilities.

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

CHINA INFORMATION TECHNOLOGY, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(f) Accounts Receivable, Bills Receivable and Concentration of Risk (continued)

The Company’s top five customers accounted for 14% of accounts receivable as of December 31, 2013, of which no single customer accounted for greater than 10% or more of accounts receivable. The Company’s top five customers accounted for 22% of accounts receivable as of December 31, 2012, of which no single customer accounted for greater than 10% or more of accounts receivable.

For the years ended December 31, 2013, 2012 and 2011, the Company’s top five customers accounted for 16%,17% and 17% of revenue respectively, and no single customer accounted for 10% or more of total revenue. The allowance for doubtful accounts at December 31, 2013 and 2012, totaled $60.70 million and $29.52 million respectively, representing management’s best estimate. The increase in the allowance for doubtful accounts was due primarily to the continued sluggishness in the Company’s government client sector relating to its digital public security business.

Accounts receivable as at December 31, 2013 and 2012 are as follows:

	December 31,	December 31,
	2013	2012
Accounts Receivable	$83,414,977	$115,476,500
Bad Debt Provision	(60,698,679)	(29,517,614)
Accounts Receivable – Net	$22,716,298	$85,958,886

The following table describes the movements in the allowance for doubtful accounts during the years ended December 31, 2013 and 2012:

Balance at January 1, 2012	$9,373,327
Increase in allowance for doubtful accounts	24,708,326
Amounts written off as uncollectible	(4,598,552)
Amounts recovered during the year	(55,548)
Foreign exchange difference	90,061
Balance at December 31, 2012	$29,517,614
Increase in allowance for doubtful accounts	65,499,431
Amounts written off as uncollectible	(35,234,491)
Amounts recovered during the year	(399,309)
Foreign exchange difference	1,315,434
Balance at December 31, 2013	$60,698,679

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

As of December 31, 2013 and 2012, goodwill, property, plant and equipment, and purchased software were measured at fair value on a non-recurring basis using level 3 inputs, which resulted in impairment on certain assets. Refer to Notes 5 and Note 9 for impairment detail.

(j) Inventories

Inventories are valued at the lower of cost or market. Market is the estimated selling price in the ordinary course of business less the estimated cost of completion and the estimated costs necessary to make the sale.

The Company performs an analysis of slow-moving or obsolete inventory periodically and any necessary valuation reserves, which could potentially be significant, are included in the period in which the evaluations are completed. As of December 31, 2013 and 2012, the inventory impairment was mainly from raw materials, and results in a new cost basis for accounting purposes.

For the years ended December 31, 2013 and 2012, approximately 26% and 36%, respectively of total inventory purchases were from five unrelated suppliers and no supplier account for greater than 10% of total inventory purchase in 2013. Two suppliers accounted for 22.8% of total inventory purchases in 2012 and no other suppliers accounted for greater than 10% of total inventory purchases.

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

No rights of return are allowed except for non-conforming products, which have been insignificant based on historical experiences. If nonconforming products are returned due to software issues, the Company will provide upgrades or additional customization to suit customers’ needs. In cases where nonconformity is a result of integrated hardware, the Company returns the hardware to the original vendor for replacement.

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

(r) Treasury Stock

The Company repurchases its common stock from time to time in the open market and holds such shares as treasury stock. The Company applies the “cost method” and presents the cost to repurchase such shares as a reduction in shareholders’ equity. During the years ended December 31, 2013, 2012 and 2011, the Company repurchased total of 641,080, 223,604 and 357,627 shares of common stock, respectively.

(s) Stock-based compensation

The Company applies ASC No. 718, “Compensation — Stock Compensation”, which requires that share-based payment transactions with employees, such as share options, be measured based on the grant-date fair value of the equity instrument issued and recognized as compensation expense over the requisite service period, with a corresponding addition to equity. Under this method, compensation cost related to employee share options or similar equity instruments is measured at the grant date based on the fair value of the award and is recognized over the period during which an employee is required to provide service in exchange for the award, which generally is the vesting period.

During the years ended December 31, 2013, 2012 and 2011, the Company recognized $6.9 million, $0 million and $0 million, respectively of compensation expense.

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

The exchange rates adopted are as follows:

	December 31,	December 31,
	2013	2012
Year end exchange rate	6.1087	6.3012
Average yearly exchange rate	6.1881	6.3052

The average yearly exchange rate adopted for the year ended December 31, 2011 was 6.4533.

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

The Company’s change in segment reporting, which has been used for all periods presented, follows the organizational structure as reflected in its internal management reporting systems, which are the basis for assessing the financial performance of the business segments and for allocating resources to the business segments.

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

(y) Recent Accounting Pronouncements

In July 2013, the FASB, issued Accounting Standards Update (ASU) No. 2013-11 “Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists.” Under ASU 2013-11, an entity is required to present an unrecognized tax benefit, or a portion of an unrecognized tax benefit, in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. If a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. ASU 2013-11 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The adoption of this guidance affects presentation only and, therefore, it is not expected to have a material impact on the Company's financial condition, results of operations or cash flows.

(z) Reclassifications

Certain amounts in the 2012 consolidated financial statements have been reclassified to conform to the current year presentation.

3.      VARIABLE INTEREST ENTITY

The Company is the primary beneficiary of iASPEC, pursuant to the Amended and Restated MSA, and iASPEC qualifies as a variable interest entity of the Company subject to consolidation. Accordingly, the assets and liabilities and revenues and expenses of iASPEC have been included in the accompanying consolidated financial statements. In the opinion of management, (i) the ownership structure of the Company, and the VIEs are in compliance with existing PRC laws and regulations; (ii) the contractual arrangements with the VIEs and its shareholder are valid and binding, and do not result in any violation of PRC laws or regulations currently in effect; and (iii) the Company’s business operations are in compliance with existing PRC laws and regulations in all material respects.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. China’s legal system is a civil law system based on written statutes and unlike common law systems, it is a system in which decided legal cases have little value as precedent. As a result, China’s administrative and judicial authorities have significant discretion in interpreting and implementing statutory and contractual terms, and it may be more difficult to evaluate the outcome of administrative and judicial proceedings and the level of legal protection available than in more developed legal systems. Accordingly, the Company cannot be assured that PRC regulatory authorities will not ultimately take a contrary view to its opinion with respect to the contractual arrangements with its VIEs. Because all of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. If the VIEs or their respective shareholders fail to perform their respective obligations under the contractual arrangements of which they are a party, the Company may have to incur substantial costs and resources to enforce its rights under the contracts and rely on legal remedies under PRC law, which may not be sufficient or effective. Under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would cause the Company to incur additional expenses and delays. As a result, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements. In the event the Company is unable to enforce these contractual arrangements, it may not be able to exert effective control over the VIEs, and its ability to conduct its business may be negatively affected.

In addition, if the PRC government determines that the Company is not in compliance with applicable laws, it may revoke the Company’s business and operating licenses, require the Company to discontinue or restrict its operations, deconsolidate the Company’s interests in the VIEs, restrict its right to collect revenues, require it to restructure its operations, impose additional conditions with which it may not be able to comply, impose restrictions on its business operations or on its customers, or take other regulatory or enforcement actions against the Company that could be harmful to its business. The Company believes that the contractual arrangements with its VIEs are in compliance with current PRC laws and are legally enforceable. In the opinion of management, the likelihood of loss in respect to the Company’s current ownership structure or the contractual arrangements with VIEs is remote based on current facts and circumstances.

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

For the years ended December 31, 2013, 2012 and 2011, net loss of $2,969,204 (net loss of $3,188,700 from iASPEC, net income of $448,279 from Geo and net loss of $228,783 from Zhongtian), net loss of $992,050 (net loss of $1,038,176 from iASPEC, net income of $164,920 from Geo and net loss of $118,794 from Zhongtian), and net income of $660,781 ($385,099 from iASPEC and $275,682 from Geo) respectively have been attributed to non-controlling interest in the consolidated statements of (loss) income of the Company.

CHINA INFORMATION TECHNOLOGY, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.      VARIABLE INTEREST ENTITY (CONTINUED)

At December 31, 2013 and 2012, the consolidation of iASPEC, Geo, Bocom and Zhongtian resulted in an increase in assets of approximately $45 million and $97.17 million, respectively, an increase in liabilities (consisting primarily of accounts payable and short-term bank loans) of approximately $45.10 million and $35.62 million, respectively, and an increase in non-controlling interest of approximately $20.66 million and $21.33 million, respectively, and for the years ended December 31, 2013, 2012 and 2011 the consolidation resulted in an increase in net loss attributable to the Company of approximately $60.6 million $14.22 million, and $7.32 million respectively.

Government licenses, permits and certificates represent substantially all of the unrecognized revenue-producing assets held by the VIEs. Recognized revenue producing assets held by the VIEs consist of property, plant and equipment, and intangible assets.

The VIE’s assets and liabilities were as follows for the years ended December 31, 2013 and 2012:

	December 31,	December 31,
	2013	2012
Total current assets	$50,909,402	$81,536,006
Property, plant and equipment	4,189,867	19,550,872
Intangible assets	15,172,049	11,950,110
Total assets	74,333,391	117,886,782
Intercompany payable to the WFOE	8,957,179	14,594,613
Total current liabilities	54,130,721	51,023,219
Total liabilities	54,130,721	51,152,086
Total equity	20,655,676	21,329,717

4.      EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share are computed by dividing income (loss) available to common shareholders by the weighted-average number of shares of common stock outstanding during the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock, or resulted in the issuance of common stock that shared in the earnings of the entity.

Components of basic and diluted earnings per share were as follows for the years ended December 31, 2013, 2012 and 2011:

	2013	2012	2011
Net (loss) income attributable to the Company	$(119,236,823)	$(89,630,508)	$7,909,398
Weighted average outstanding shares of common stock	27,356,504	27,017,780	26,737,638
Effect of dilutive securities
Warrants	-	-	-
Contingently issuable shares	-	-	227,368

Earnings per share:
Basic	$(4.36)	$(3.32)	$0.30
Diluted	$(4.36)	$(3.32)	$0.29

Warrants for the purchase of 200,000 shares were not included in 2013 and 2012 as their effect would have been anti-dilutive.

5.      GOODWILL

Goodwill by segment as at December 31, 2013 and 2012 is as follows:

Foreign

		Exchange
	December 31,	rate	December 31,
	2012	adjustment	2013
IT	$24,459,797	$86,193	$24,545,990
DT	3,162,693	11,186	3,173,879
Total	$27,622,490	$97,379	$27,719,869

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

Due to the Chinese government’s implementation of its macroeconomic tightening policies, our revenue decreased significantly during the fiscal year ended December 31, 2012 form 2011. As a result, we performed the goodwill impairment test during the second and fourth quarters of 2012.

Based on the impairment test performed in 2012, step one of the test results indicated that the carrying amount of the DT segment exceeded its fair value, and therefore an impairment of goodwill was probable. Management then determined the implied fair value of goodwill for the DT and IT segments. As a result, the Company recognized a goodwill impairment loss of $26.83 million in the DT segment in 2012.

Based on the above calculation in the cash flow models, step one of the test results indicated that the fair value of the reporting units exceeded their carrying value. Accordingly, no impairment loss was charged against earnings during the year ended 2013.

CHINA INFORMATION TECHNOLOGY, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6.      RELATED PARTY BALANCES AND TRANSACTIONS

(a) Related party balances

As of December 31, 2013 and 2012, amounts due from/to related parties consist of:

	December 31,	December 31,
	2013	2012

Due from related companies
- Xiamen Yili Geo Information Technology Co., Ltd.	$115,248	$810,982
- Wuhan Geo Navigation and Communication Technology Co., Ltd.	393,107	401,244
	$508,355	$1,212,226
Due to related party
- Shareholder	$913,479	$12,728

Due from related companies, current portion

Approximately 8% of Xiamen Yili Geo Information Technology Co., Ltd. (“Yili”) is owned by Geo. The balance consists of accounts receivable from sales.

Approximately 9% of Wuhan Geo Navigation and Communication Technology Co., Ltd. (“Geo Navigation”) is owned by Geo. The balance due from Geo Navigation as of December 31, 2013 represents advances from Geo to Geo Navigation. These balances are non-interest bearing and due on demand.

Due to related party

The balance due to shareholder represents the balance of personal loans from Mr. Jianghuai Lin (“Mr. Lin”), the CEO of the Company, to the Company. These advances will be due on December 26, 2014 bearing interest rate of 6% per annum.

(b) Revenue - related party

Amounts recognized from Yili during the years ended December 31, 2013, 2012 and 2011 were as follows:

	2013	2012	2011
Revenue	$539,130	$860,156	$14,334
Cost of sales	(550,945)	(299,295)	-
Gross (loss) profit	$(11,815)	$560,861	$14,334

(c) Rental expenses - related party

Rental expenses from renting buildings and offices from Mr. Lin charged to operations during the years ended December 31, 2013, 2012 and 2011 were approximately $166,638, $250,661 and $248,653 respectively.

7.      INVENTORIES

As of December 31, 2013 and 2012, inventories consist of:

	December 31,	December 31,
	2013	2012
Raw materials	$2,973,152	$3,584,355
Work in Process	390,128	240,693
Finished goods	4,514,190	4,292,975
Installations in process	7,778,253	8,679,650
	$15,655,723	$16,797,673

CHINA INFORMATION TECHNOLOGY, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.      LONG-TERM INVESTMENTS

As of December 31, 2013 and 2012, long-term investments consist of:

	December 31,	December 31,
	2013	2012
Tianhe Navigation and Communication Technology Co., Ltd. (" Tianhe ")	$1,106,235	$1,072,446
Tianditu Co., Ltd.( "Tianditu")	1,309,600	1,269,600
Xiamen Yili Geo Information Technology Co., Ltd. (" Yili ")	81,850	79,350
Hubei Information Science and Technology Co., Ltd.( " HIST")	163,700	158,700
	$2,661,385	$2,580,096

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

Geo holds an approximately 8% ownership interest in Yili which was set up in 2002 to provide GIS solution services.

Geo holds a 10% ownership interest in HIST which was set up in 2012 to provide geographic information data gathering and processing, and geographic information software development business.

Management regularly evaluates the impairment of the cost method investments based on performance and financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. As of December 31, 2013 and 2012, management assessed the possible impairment of its investments and determined that there was no other-than-temporary impairment in the value of its investments.

9.      PROPERTY, PLANT AND EQUIPMENT

As of December 31, 2013 and 2012, property, plant and equipment consist of:

	December 31,	December 31
	2013	2012
Office buildings	$8,926,101	$8,514,301
Plant and machinery	26,757,195	26,149,466
Electronic equipment, furniture and fixtures	11,145,045	10,799,484
Motor vehicles	1,347,842	1,020,480
Purchased software	13,071,230	55,331,553
	61,247,413	101,815,284

Less: accumulated depreciation	(29,716,386)	(35,545,964)
	$31,531,027	$66,269,320

Depreciation expense for the years ended December 31, 2013, 2012 and 2011 was approximately $8.11 million, $11.53 million and $10.85 million, respectively.

Management regularly evaluates property, plant and equipment for impairment if an event occurs or circumstances change that would potentially indicate that the carrying value of the property, plant and equipment and exceeded its fair value. Management utilizes the discounted cash flow method to estimate the fair value of the property, plant and equipment.

Based on the discounted cash flow method, management determined approximately $29.98 million and $11.81 million of purchased software was impaired during the years ended December 31, 2013 and 2012, respectively.

CHINA INFORMATION TECHNOLOGY, INC.
|NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10.    LAND USE RIGHTS AND INTANGIBLE ASSETS

(a) Deposits for purchase of land use rights

As of December 31, 2013 and 2012, deposits for the purchase of land use rights represent deposits for purchase of land use rights in Dongguan City of approximately $18.24 million (RMB111.37 million) and $19.09 million (RMB120.26 million) by IST.

(b) Land use rights

As of December 31, 2013 and 2012, land use rights consist of:

	December 31,	December 31
	2013	2012
Land use rights	$13,760,722	$13,340,419
Less: accumulated amortization	(538,280)	(218,056)
Land use rights, net	$13,222,442	$13,122,363

Amortization expense for the years ended December 31, 2013, 2012 and 2011 was $309,000, $120,000 and $44,000, respectively.

Estimated amortization for the next five years and thereafter is as follows:
2013	$313,356
2014	313,356
2015	313,356
2016	313,356
2017	313,356
Thereafter	11,655,662
Total	$13,222,442

(c) Intangible assets

As of December 31, 2013 and 2012, intangible assets consist of:

	December 31,	December 31
	2013	2012
Software development costs	$15,607,305	$11,611,432
Technology	2,717,420	7,779,315
Trademarks	4,677,891	4,489,623
Customer base	329,037	318,988
Sub-Total	23,331,653	24,199,358
Less: accumulated amortization	(9,023,714)	(9,782,382)
Intangible assets, net	$14,307,939	$14,416,976

Amortization expense for the years ended December 31, 2013, 2012 and 2011 was approximately $1.09 million, $2.17 million and $1.71 million, respectively.

Based on the discounted cash flow method, management determined approximately $2.01 million technology was impaired during the year ended December 31, 2013.

Estimated amortization for the next five years and thereafter is as follows:

2013	$2,079,532
2014	1,993,265
2015	1,655,626
2016	1,643,301
2017	1,353,382
Thereafter	5,582,833
Total	$14,307,939

CHINA INFORMATION TECHNOLOGY, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11.    BANK LOANS

(a) Short-term bank loans

	December 31,	December 31,
	2013	2012
Secured short-term loans (1)	$51,160,152	$48,714,342
Unsecured short-term loans (2)	7,693,901	2,063,100
Add: amounts due within one year under long-term loan contracts	94,279	35,604
Total short-term bank loans	$58,948,332	$50,813,046

(1) Detailed information of secured short-term loan balances as of December 31, 2013 and 2012 were as follows:

	December 31,	December 31,
	2013	2012
Secured by IST, Zhongtian, iASPEC, Mr. Lin and guaranteed by plants	$32,740,000	$17,456,207
Collateralized by land and office buildings	3,274,000	3,332,700
Secured by Huipu’s trade receivables and guaranteed by IST	2,716,126	4,730,963
Guaranteed by Huipu	2,455,500	2,380,500
Collateralized by office buildings and guaranteed by iASPEC and Mr.Lin.	2,455,500	-
Collateralized by land and office buildings and guaranteed by iASPEC and Huipu.	2,455,500	-
Guaranteed by iASPEC and IST	1,735,220	-
Secured by Zhongtian’s trade receivables	1,003,953	365,010
Secured by Huipu’s trade receivables and guaranteed by the Company and Huipu	940,667	2,642,114
Secured by Zhongtian’s intangible assets	523,840	-
Secured by Bocom’s trade receivables and guaranteed by the Company	478,540	581,568
Guaranteed by Mr. Lin	381,306	-
Guaranteed by iASPEC	-	6,348,000
Secured by iASPEC’s trade receivables	-	5,014,920
Guaranteed by IST	-	4,126,200
Guaranteed by the Company, CITH and Bocom	-	942,660
Secured by Geo's trade receivables and bank deposits	-	793,500
Total	$51,160,152	$48,714,342

(2) Unsecured short-term loans are fiduciary bank loans, bearing interest rates from 6.44% to 6.9%, due within one year.

(b) Long-term bank loans

	December 31,	December 31,
	2013	2012
Secured long-term loans	$406,826	$109,779
Less: amounts due within one year under long-term loan contracts	(94,279)	(35,604)
Total long-term bank loans	$312,547	$74,175

As of December 31, 2013, the Company has borrowings from banks, expiring at various dates from January 8, 2014 to January 8, 2018, primarily used to finance working capital requirements. The bank borrowings are in the form of credit facilities. Amounts available to the Company from the banks are based on the amount of collateral pledged or the amount guaranteed by our subsidiaries. These borrowings bear interest rates ranging from 1.65% to 7.91% per annum. The weighted average interest rate on short term debt is approximately 7.00%, 7.01% and 7.37% for the years ended December 31, 2013, 2012 and 2011, respectively.

12.    BILLS PAYABLE

The Company has total available bills payable facilities of $33.16 million and $38.61 million with various banks, of which $6.61 million and $4.91 million were unutilized as of December 31, 2013 and 2012 respectively. The funds borrowed under these facilities are generally repayable within 1 year. Bills payable are non-interest bearing and generally repaid within 1 year.

CHINA INFORMATION TECHNOLOGY, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13.    INCOME TAXES

Pre-tax (loss) income for the years ended December 31, 2013, 2012 and 2011 was taxable in the following jurisdictions:

	2013	2012	2011
PRC	$(112,653,429)	$(88,771,964)	$8,250,896
Others	(7,656,053)	(1,038,340)	1,123,432
Total income before income taxes	$(120,309,482)	$(89,810,304)	$9,374,328

United States

Because of the redomestication transaction in 2012 by which CNIT BVI became the parent of our group, under Section 7874 of the Internal Revenue Code of 1986, as amended, the Company is treated for U.S. federal tax purposes as a U.S. corporation and, among other consequences, is subject to U.S. federal income tax on its worldwide income. It is management’s intention to reinvest all the income attributable to the Company earned by its operations outside the U.S. Accordingly, no U.S. corporate income taxes are provided in these consolidated financial statements.

BVI

Under the current laws of the BVI, dividends and capital gains arising from the Company’s investments in the BVI are not subject to income taxes.

Hong Kong

Under the current laws of Hong Kong, ISSI, ISSID and HPC are subject to a profit tax of 16.5%.

PRC

The income tax provision consists of the following:

	2013	2012	2011
Current taxes	$394,900	$503,416	$2,498,523
Deferred taxes	1,501,645	308,838	(1,694,374)
Provision for income taxes	$1,896,545	$812,254	$804,149

	2013	2012	2011
PRC statutory tax rate	25%	25%	25%
Computed expected income tax (benefit) expense	$(30,077,370)	$(22,452,576)	$2,343,582
Tax rate differential benefit from tax holiday	11,593,511	5,224,798	(1,544,604)
Permanent differences	6,624,016	6,538,685	(172,271)
Increase in valuation allowance	12,024,326	11,271,912	197,672
Non-deductible tax loss	1,914,013	259,585	158,541
Other differences	(181,951)	(30,150)	(178,771)
Income tax expense	$1,896,545	$812,254	$804,149

The significant components of deferred tax assets and deferred tax liabilities were as follows as of December 31, 2013 and December 31, 2012:

	December 31, 2013		December 31, 2012
	Deferred	Deferred	Deferred	Deferred
	Tax	Tax	Tax	Tax
	Assets	Liabilities	Assets	Liabilities
Allowance for doubtful accounts	$10,388,922	$-	$6,100,285	$-
Loss carry-forwards	8,937,288	-	5,047,767	-
Long-term investments impairment	347,264	-	343,496	-
Fixed assets	203,092	(202,865)	3,469,686	(196,669)
Inventory valuation	148,860	-	768,535	-
Subsidy income	112,616	-	-	(93,245)
Salary payable	28,085	-	11,934	-
Intangible assets	-	(539,831)	-	(973,509)
Gross deferred tax assets and liabilities	20,166,127	(742,696)	15,741,703	(1,263,423)

Valuation allowance	(19,320,404)	-	(12,903,702)	-

Total deferred tax assets and liabilities	$845,723	$(742,696)	$2,838,001	$(1,263,423)

The Company has net operating loss carry forwards totaling RMB94.77 million ($15.51 million) as of December 31, 2013, substantially all of which were from PRC subsidiaries and will expire on various dates through December 31, 2018.

CHINA INFORMATION TECHNOLOGY, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13.    INCOME TAXES (CONTINUED)

The breakdown between current and long-term deferred tax assets and liabilities was as follows as of December 31, 2013 and December 31, 2012:

	December 31,	December 31,
	2013	2012
Current deferred tax assets	$498,459	$2,297,617
Long-term deferred tax assets	347,264	540,384
Long-term deferred tax liabilities	(742,696)	(1,263,423)
Total net deferred tax assets	$103,027	$1,574,578

iASPEC, Zhongtian, ISIOT, IST DG and Bocom are all governed by the Income Tax Laws of the PRC, and are approved as high-technology enterprises subject to PRC enterprise income tax (“EIT”) at 15% in 2013 and 2012, while Geo enjoyed a 10% EIT and ISS enjoyed a 12.5% EIT in 2013.

As a wholly-owned foreign investment enterprise, IST is entitled to enjoy a two-year tax exemption, followed by a 50% exemption for three years thereafter as approved by PRC tax authorities. Under the EIT Law, companies that were previously exempt from taxes or that had concessional rates are to retain their preferences until the original expiration date. IST was subject to PRC EIT at 12% in 2011. EIT exemptions claimed by IST may become payable if IST were to dissolve within the next 10 years. However, management believes that the PRC tax authorities will not request payment of any such amounts. IST had a 25% tax rate in 2012 and 2013.

The Company recognizes that virtually all tax positions in the PRC are not free of some degree of uncertainty due to tax law and policy changes by the State. However, the Company cannot reasonably quantify political risk factors and thus must depend on guidance issued by current State officials.

Based on all known facts and circumstances and current tax law, the Company believes that the total amount of unrecognized tax benefits as of December 31, 2013, is not material to its results of operations, financial condition or cash flows. The Company also believes that the total amount of unrecognized tax benefits as of December 31, 2013, if recognized, would not have a material effect on its effective tax rate. The Company further believes that there are no tax positions for which it is reasonably possible, based on current Chinese tax law and policy, that the unrecognized tax benefits will significantly increase or decrease over the next 12 months producing, individually or in the aggregate, a material effect on the Company’s results of operations, financial condition or cash flows.

The Company’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. The Company did not have any accrued interest or penalty associated with any unrecognized tax benefits, nor was any interest expense recognized for the years ended 2013, 2012 and 2011.

Since the Company intends to reinvest its earnings to further expand its businesses in the PRC, PRC subsidiaries do not intend to declare dividends to their parent companies in the foreseeable future. Accordingly, the Company has not recorded any withholding tax on the cumulative amount of distributed and undistributed retained earnings. Should the Company’s PRC subsidiaries distribute all of their profits generated after December 31, 2007, there would be an aggregate withholding tax amount. It is the Company's position that it is impractical to calculate the amount at this time.

14.    OTHER CURRENT ASSETS

As of December 31, 2013 and 2012, other currents assets consist of:

	December 31,	December 31
	2013	2012
Advances to unrelated third-parties	$6,753,665	$5,623,896
Advances to employees	2,466,155	1,726,326
Installation contract deposits	1,256,474	997,447
Other current assets	499,041	454,316
	$10,975,335	$8,801,985

The advances to unrelated parties are non-interest bearing. As of March 31, 2014, approximately $2.22 million of these advances were collected.

Installation contract deposits are made time-to-time by the Company to demonstrate capital and resources in connection with bidding on certain projects. Such amounts are refundable upon the grant of the contract.

15.    RESERVE AND DISTRIBUTION OF PROFIT

In accordance with relevant PRC regulations and the Articles of Association of our PRC subsidiaries, our PRC subsidiaries are required to allocate at least 10% of their annual after-tax profits determined in accordance with PRC statutory financial statements to a statutory general reserve fund until the amounts in said fund reaches 50% of their registered capital. As of December 31, 2013, the balance of general reserve is $14.77 million.

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

CHINA INFORMATION TECHNOLOGY, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15.    RESERVE AND DISTRIBUTION OF PROFIT (CONTINUED)

Our after-tax profits or losses with respect to the payment of dividends out of accumulated profits and the annual appropriation of after-tax profits as calculated pursuant to PRC accounting standards and regulations do not result in significant differences as compared to after-tax earnings as presented in our consolidated financial statements. However, there are certain differences between PRC accounting standards and regulations and U.S. generally accepted accounting principles, arising from different treatment of items such as amortization of intangible assets and change in fair value of contingent consideration arising from business combinations.

16.    EQUITY

(a) Issuance of new shares

On February 8, 2011, the Company issued 125,000 shares of common stock to eligible employees under the Company’s 2007 Equity Incentive Plan (see (c) below).

On May 3, 2011, upon achievement of 2010 earn out targets, the Company issued 165,289 shares of common stock valued at $1.7 million in connection with the acquisition of ISIOT.

On August 16, 2011, the Company issued a total of 925,926 shares of the Company’s common stock at a conversion price of $5.4 per share upon conversion of the $5 million shareholder’s loan.

On August 30, 2011, the Company waived the requirement for earn out targets by ISIOT for fiscal years 2011 and 2012 and issued 344,353 shares of the Company’s common stock valued at $964,000 in connection with the acquisition of ISIOT.

(b) Repurchase of common shares

On September 16, 2011, the Company announced a $5 million share repurchase program. The amount, timing and extent of any repurchases were dependent on market conditions, the trading price of the Company’s common stock and other factors and it was subject to restrictions relating to volume, price and timing under applicable law, including Rule 10b-18 promulgated under the Securities Exchange Act of 1934, as amended.

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

On October 4, 2013, the Company announced a $9 million share repurchase program.

Repurchases may be in open-market transactions or through privately negotiated transactions. The timing and extent of any purchases will depend upon market conditions, the trading price of the Company’s ordinary shares and other factors, and are subject to the restrictions relating to volume, price and timing under applicable laws, including but not limited to, Rule 10b-18 promulgated under the Securities Exchange Act of 1934, as amended. The Company’s Board of Directors will review the share repurchase program periodically, and may authorize adjustment of its terms and size accordingly. During year ended December 31, 2013, a total 641,080 shares of the Company’s common stock were repurchased in accordance with the program at a cost of $ 3.8 million, of which $3.0 million was paid in cash and $ 0.8 million is recorded within other payables as of December 31, 2013.

(c) Stock-based compensation

Effective September 13, 2007, the Board of Directors of the Company adopted the China Information Technology, Inc. 2007 Equity Incentive Plan (the “Plan”). The Plan provides for grants of stock options, stock appreciation rights, performance units, restricted stock, restricted stock units and performance shares. This plan expired on September 13, 2012.

CHINA INFORMATION TECHNOLOGY, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16.    EQUITY (CONTINUED)

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

On September 11, 2013, the Board of Directors of the Company adopted the 2013 Equity Incentive Plan, or the 2013 Plan, pursuant to which the Company may offer up to five million ordinary shares as equity incentives to its directors, employees and consultants. Such number of shares is subject to adjustment in the event of certain reorganizations, mergers, combinations, recapitalizations, stock splits, stock dividends, or other change in the corporate structure of the Company affecting the shares issuable under the 2013 Plan. As of December 31, 2013, we have issued 3 million shares of restricted stock to our officers and employees under the 2013 Plan.

On November 15, 2013, the Company granted eligible employees a total of 3,000,000 shares of the Company’s common stock as compensation under the 2013 Equity Incentive Plan. The fair value of these shares was approximately $15.90 million at the date of the grant, based on the quoted market price of the Company’s common stock. The employees paid the Company $9 million in cash resulting in $6.90 million being recorded as the compensation for services provided in 2013.

For the purpose of acquiring the shares from the Company, certain employees have entered into loan contracts with local banks. The Company has agreed to guarantee the employee’s repayment of these bank loans in the event of a default. Of the 3,000,000 shares issued to employees, a total of 725,000 shares were purchased from the Company using proceeds from these guaranteed bank loans. None of the bank loans are in default as of December 31, 2013 or the date of this report. However, as a result of the guarantee, the Company has classified $2.175 million of the total proceeds received as “temporary equity” in the accompanying balance sheet. Amounts will be reclassified to “permanent equity” at such time that the employee repays the bank loan and the Company’s guarantee is legally relinquished.

17.    CONSOLIDATED SEGMENT DATA

Segment information is consistent with how management reviews the businesses, makes investing and resource allocation decisions and assesses operating performance. Transfers and sales between reportable segments, if any, are recorded at cost.

The Company reports financial and operating information in the following two segments:

Selected information by segment is presented in the following tables for the years ended December 31, 2013, 2012 and 2011.

	2013	2012	2011
Revenues(1)
IT Segment	$28, 424,862	$39,869,397	$68,281,729
DT Segment	47,720,522	46,508,058	46,253,824
	$76,145,384	$86,377,455	$114,535,553

(1) Revenues by operating segments exclude intercompany transactions.

	2013	2012	2011
(Loss)Income from operations:
IT Segment	$(73,626,439)	$(25,274,513)	$13,528,609
DT Segment	(45,416,,339)	(59,348,773)	(3,294,203)
Corporate and others(2)	(333,801)	(1,056,627)	(707,273)
(Loss) income from operations	(119,376,579)	(85,679,913)	9,527,133

Corporate other (expenses) income, net	4,160,238	173,138	2,478,411
Corporate interest income	460,381	343,289	317,190
Corporate interest expense	(5,553,522)	(4,646,818)	(2,948,406)
(Loss) Income from operations before income taxes	(120,309,482)	(89,810,304)	9,374,328

Income tax expense	(1,896,545)	(812,254)	(804,149)

Net (loss) income	(122,206,027)	(90,622,558)	8,570,179

Net loss (income) attributable to the non-controlling interest	2,969,204	992,050	(660,781)
Net (loss) income attributable to the Company	$(119,236,823)	$(89,630,508)	$7,909,398

CHINA INFORMATION TECHNOLOGY, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17.    CONSOLIDATED SEGMENT DATA (CONTINUED)

(2) Includes non-cash compensation, professional fees and consultancy fees for the Company. Non-cash employee compensation by segment as of December 31, 2013, 2012 and 2011 are as follows:

	2013	2012	2011
Non-cash employee compensation:
IT Segment	$575,000	$-	$-
DT Segment	6,325,000	-	-
	$6,900,000	$-	$-

Depreciation and amortization by segment for the years ended December 31, 2013, 2012 and 2011 are as follows:

	2013	2012	2011
Depreciation and amortization:
IT Segment	$5,026,735	$8,726,746	$7,967,090
DT Segment	5,470,520	5,055,823	4,605,605
Corporate and others	104,165	42,584	38,944
	$10,601,420	$13,825,153	$12,611,639

	2013	2012	2011
Provisions for losses on accounts receivable:
IT Segment	$37,557,081	$11,378,371	$3,876,572
DT Segment	30,655,158	16,503,749	195,834
	$68,212,239	$27,882,120	$4,072,406

	2013	2012	2011
Inventory (recovery) provision:
IT Segment	$(45,900)	$33,833	$647,073
DT Segment	933,425	2,201,741	3,980,525
	$887,525	$2,235,574	$4,627,598

	2013	2012	2011
Long-term investment impairment:
IT Segment	$-	$-	$1,002,755
DT Segment	-	-	-
	$-	$-	$1,002,755

	2013	2012	2011
Investment in long-lived assets
IT Segment	$2,714,684	$2,426,602	$14,902,240
DT Segment	1,204,281	3,073,164	3,722,136
Corporate and others	594,929	-	2,314
	$4,513,894	$5,499,766	$18,626,690

Total assets by segment as at December 31, 2013 and 2012 are as follows:

	2013	2012
Total assets
IT Segment	$88,072,260	$156,538,182
DT Segment	99,721,203	130,706,354
Corporate and others	1,445,527	177,353
	$189,238,990	$287,421,889

CHINA INFORMATION TECHNOLOGY, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18.    COMMITMENTS AND CONTINGENCIES

iASPEC, Bocom, Zhongtian, and Geo lease offices, employee dormitories and factory space in Shenzhen, Guangzhou, Beijing, Nanning and Chongqing in the PRC, under lease agreements that will expire on various dates through November 2015. For the years ended December 31, 2013, 2012 and 2011, the rent expense was approximately $352,000, $415,000 and $468,000 respectively. Future minimum lease payments under these lease agreements are as follows:

2014	$306,578
2015	259,752
Total	$566,330

On July 9, 2010, the Company entered into an agreement with the municipal government of Dongguan City, to purchase a land use right for a land of 101,764 square meters at a consideration of approximately $25.15 million (RMB 153.6 million) to be paid in cash in installments. As of December 31, 2013, the Company has paid deposits of approximately $18.23 million (RMB111.37 million).

19.    CONCENTRATIONS

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of trade accounts receivable. The Company extends credit to its customers in the normal course of business and generally does not require collateral. As a result, management performs ongoing credit evaluations, and the Company maintains an allowance for potential credit losses based upon its loss history and its aging analysis. As of December 31, 2013 and 2012, the allowance of doubtful accounts were approximately $60,699,000 and $29,518,000, respectively, which is the Company’s best estimate of the amount of probable credit losses in existing accounts receivable.

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

For the years ended December 31, 2013, 2012 and 2011, no customer accounted for greater than 10% revenue.

At December 31, 2013, accounts receivables were due from 325 customers. Of these, no customer accounted for over 10% of the total accounts receivable. At December 31, 2012, accounts receivable were due from 346 customers and no customer accounted for over 10% of the total accounts receivable.

EXHIBIT INDEX

Exhibit No.	Description
1.1*	Amended and Restated Memorandum and Articles of Association of the registrant
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
4.11

English Translation of Form of Employee Incentive Stock Purchase Agreement (incorporated by reference to Exhibit 4.1 to the Registration Report on Form 6-K filed by the registrant on September 27, 2013)

4.12	China Information Technology, Inc. 2013 Equity Incentive Plan (incorporated by reference to Exhibit 4.1 to the Registration Report on Form 6-K filed by the registrant on September 17, 2013)
8.1*	List of the registrant’s subsidiaries
11.1	Amended and Restated Code of Ethics, adopted on December 25, 2007 (incorporated by reference to Exhibit 14 to the Annual Report on Form 10-K filed by CITN on March 31, 2008)
12.1*	Certifications of Chief Executive Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)
12.2*	Certifications of Chief Financial Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)
13.1*	Certifications of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certifications of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101*	Interactive data files pursuant to Rule 405 of Regulation S-T (furnished herewith)

______________________

*Filed herewith.