Form 20-F
period 2014-12-31
China Information Technology, Inc.
filed 2015-03-31
CIK 1552670

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT

OR

[ x ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ___________

OR

[   ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2014): 32,243,875 ordinary shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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
Yes [   ] No [X]

Annual Report on Form 20-F
Year Ended December 31, 2014

ii

A. Consolidated Statements and Other Financial Information	58
B. Significant Changes	58
ITEM 9. THE OFFER AND LISTING	58

A. Offer and Listing Details	58
B. Plan of Distribution	59
C. Markets	59
D. Selling Shareholders	59
E. Dilution	59
F. Expenses of the Issue	59
ITEM 10. ADDITIONAL INFORMATION	59

A. Share Capital	59
B. Memorandum and Articles of Association	59
C. Material Contracts	65
D. Exchange Controls	65
E. Taxation	66
F. Dividends and Paying Agents	70
G. Statement by Experts	70
H. Documents on Display	70
I. Subsidiary Information	71
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	71

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	71

A. Debt Securities	71
B. Warrants and Rights	72
C. Other Securities	72
D. American Depositary Shares	72
PART II	73

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	73

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITIES HOLDERS AND USE OF PROCEEDS	73

ITEM 15. CONTROLS AND PROCEDURES	73

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT	74

ITEM 16B. CODE OF ETHICS	74

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES	74

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	75

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	75

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT	76

ITEM 16G. CORPORATE GOVERNANCE	76

ITEM 16H. MINE SAFETY DISCLOSURE	76

PART III	76

ITEM 17. FINANCIAL STATEMENTS	76

ITEM 18. FINANCIAL STATEMENTS	76

ITEM 19. EXHIBITS	76

ii

INTRODUCTORY NOTES

Use of Certain Defined Terms

Except as otherwise indicated by the context and for the purposes of this report only, references in this report to:

  “CNIT,” “we,” “us,” “our” and the “Company” are to the combined business of China Information Technology, Inc., its subsidiaries and other consolidated entities;

  “CITN” are to China Information Technology (Nevada), Inc., a Nevada corporation;

  “CITH” are to China Information Technology Holding Ltd., a BVI company;

  “HPC” are to HPC Electronics (China) Company, a Hong Kong company;

  “IST HK ” are to Information Security Tech. International Co., Ltd., a Hong Kong company;

  “ISSI” are to Information Security Software Investment Limited, a Hong Kong company;

  “ISIID” are to Information Security International Investment and Development Limited, a Hong Kong company;

  “TopCloud” are to TopCloud Software Co., Ltd., a PRC company;

  “IST” are to Information Security Technology (China) Co., Ltd., a PRC company;

  “IST DG” are to Dongguan Information Security Technology Co., Ltd., a PRC company;

  “ISIOT” are to Information Security IoT Technology Co., Ltd., a PRC company;

  “iASPEC” are to iASPEC Geo Information Technology Co., Ltd, a PRC company;

  “Geo,” are to Wuda Geoinformatics Co., Ltd., a PRC company;

  “Zhongtian,” are to Shenzhen iASPEC Zhongtian Software Company Ltd., a PRC company;

  “Biznest” are to Shenzhen Biznest Internet Technology Co., Ltd., a PRC company;

  “Bocom” are to iASPEC Bocom IoT Technology Co. Ltd., a PRC company;

  “Taoping” are to Shenzhen Taoping Internet Technology Co., Ltd., a PRC company;

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

A. Selected Financial Data

The following table presents selected financial data regarding our business. It should be read in conjunction with our consolidated financial statements and related notes contained elsewhere in this annual report and the information under Item 5 “Operating and Financial Review and Prospects.” The selected consolidated statement of (loss) income data for the fiscal years ended December 31, 2014, 2013 and 2012, and the selected consolidated balance sheet data as of December 31, 2014 and 2013 have been derived from our audited consolidated financial statements that are included in this annual report beginning on page F-1. The selected consolidated statement of (loss) income data for the fiscal years ended December 31, 2011 and 2010, and the selected consolidated balance sheet data as of December 31, 2012, 2011 and 2010 have been derived from our audited consolidated financial statements that are not included in this annual report.

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

	Years Ended December 31,

	2014	2013	2012	2011	2010
Statement of (Loss) Income Data
Total revenue	$68,157,699	$76,145,384	$86,377,455	$114,535,553	$163,845,597
Total cost of revenue	$45,688,175	$58,870,240	$65,877,975	$70,216,049	$93,282,442
Gross profit	$22,469,524	$17,275,144	$20,499,480	$44,319,504	$70,563,155
(Loss) income from operations	$(29,959,364)	$(119,376,579)	$(85,749,232)	$9,527,133	$42,563,452
Net (loss) income attributable to CNIT	$(29,231,347)	$(119,236,823)	$(89,630,508)	$7,909,398	$34,402,004
Net (loss) income per share - basic	$(0.96)	$(4.36)	$(3.32)	$0.30	$1.33
Net (loss) income per share - diluted	$(0.96)	$(4.36)	$(3.32)	$0.29	$1.32
Balance Sheet Data
Cash and cash equivalents	$11,189,191	$11,083,592	$10,747,998	$14,019,634	$18,166,857
Working (deficiency) capital	$(55,306,548)	$(46,779,407)	$21,726,752	$61,896,470	$58,822,738
Total assets	$179,405,809	$189,238,990	$287,421,889	$361,792,142	$339,401,724
Total liabilities	$140,827,000	$129,059,540	$123,407,956	$109,252,456	$113,826,030
Temporary equity	$1,425,000	$2,175,000	$-	$-	$-
Total equity	$37,153,809	$58,004,450	$164,013,933	$252,539,686	$225,575,694

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

Risks Relating to our Business

We have a limited operating history of selling our cloud-based products and services and may be unable to achieve or sustain profitability or accurately predict our future results.

In early 2013, we made a strategic decision to transition our business from servicing the public sector to focusing on the private sector. Leveraging our experience and expertise in handling large-scale IT projects for the public sector, we started investing in research and development of our own software products suitable for the private sector. In 2014, continuing our transition from the public sector to the private sector, we identified and provided cloud-based ecosystem solutions to new media, healthcare, professional training, and residential community management as the four core end markets on which we would focus. Underpinning our ecosystems are our industry-specific integrated technology platform, resource exchange, and big data services. In 2014, we sold our cloud-based solutions predominately to the Chinese new media industry. In 2015, we plan to expand our customer base further into healthcare, professional training, and residential community management markets. As such, we have a very limited operating history of selling our cloud-based products and professional services to the private sector. Our limited operating history makes it difficult to evaluate our current business and future prospects and may increase the risk of your investment. In 2014, we generated only $25.61 million of revenue in our cloud-based technology segment, most of which was from our legacy education technology products. We expect to have significant operating expenses in the future to further support and grow our business, including expanding the scope of our customer basis, expanding our direct and indirect sales capabilities, pursuing acquisitions of complementary businesses, investing in our data storage and analysis infrastructure and research and development and increasing our international presence, as a result we may be unable to achieve or sustain profitability or accurately predict our future results. You should not consider our recent growth in revenue as indicative of our future performance, and we cannot assure you that we will achieve profitability in the future, nor that if we do become profitable, we will sustain profitability.

Unfavorable economic conditions may affect the level of technology spending by our customers which could cause the demand for our products and services to decrease.

The revenue growth and profitability of our business depends on the overall demand for software and display technology products and internet related services. Our business depends on the overall economy and the economic and business conditions within our respective product and service sectors. If economic conditions become unstable, our existing customers and prospective customers may re-evaluate their decision to purchase our applications. Weak global economic conditions or a reduction in information technology spending by our customers, could harm our business in a number of ways, including longer sales cycles and lower prices for our applications. These events could have a material effect on us in the future, including, without limitation, on our future revenue and earnings.

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

We generally do not have exclusive agreements with our customers and we may lose their engagement if they are not satisfied with our products and services or for other reasons.

We generally do not have exclusive agreements with our customers. As a result, we must rely on the quality of our products and services, industry reputation and favorable pricing to attract and retain customers. There is no assurance, however, that we will be able to maintain our relationships with current and/or future customers. Our customers may elect to terminate their relationships with us if they are not satisfied with our services. If a substantial number of our customers choose not to continue to purchase products and services time from us, it would have a material adverse effect on our business and results of operations.

If we are unable to develop competitive new products and service offerings, our future results of operations could be adversely affected.

Our future revenue stream depends to a large degree on our ability to utilize our technology in a way that will allow us to offer new types of software applications and services to a broader client base. We will be required to make investments in research and development in order to continue to develop new software applications and internet related service offerings, enhance our existing software applications and internet related service offerings and achieve market acceptance of our software applications and internet service offerings. We may incur problems in the future in innovating and introducing new software applications and internet service offerings. Our development-stage software applications may not be successfully completed or, if developed, may not achieve significant customer acceptance. If we are unable to successfully define, develop and introduce competitive new software applications, and enhance existing software applications, our future results of operations would be adversely affected. Development schedules for software applications are difficult to predict. The timely availability of new applications and their acceptance by customers are important to our future success. A delay in the development of new applications could have a significant impact on our results of operations.

If we are unable to keep pace with the rapid technological changes in our industry, demand for our products and services could decline which would adversely affect our revenue.

Our industry is characterized by extremely rapid technological change, frequent introductions of new applications, evolving industry standards and changing customer demands. These conditions require continuous expenditures on product research and development to enhance existing products, create new products and avoid product obsolescence. We believe that the timely development of new products and continuing enhancements to existing products is essential to maintain our competitive position in the marketplace. Our future success depends in part upon customer and market acceptance of our products and initiatives, which is uncertain. Any failure to achieve increased acceptance of these and other new product offerings could have a material adverse effect on our business and results of operations.

Our software products may contain defects or errors, which could decrease sales, injure our reputation or delay shipments of our products.

The software products that we develop are complex and must meet the stringent technical requirements of our customers. In addition, to keep pace with the rapid technological change in our industry and to avoid the obsolescence of our software products, we must quickly develop new products and enhance existing products. Because of this complexity and rapid development cycle, we cannot assure that our software products are free of errors, especially in newly released software products and new versions of existing software products. If our software is not free of errors, this could result in litigation, fewer sales, increased product returns, damage to our reputation and an increase in service and warranty costs, which would adversely affect our business.

Our technology may become obsolete, which could materially adversely affect our ability to sell our products and services.

If our technology, products and services become obsolete, our business operations would be materially adversely affected. The market in which we compete is characterized by rapid technological change, evolving industry standards, introductions of new products, and changes in customer demands that can render existing products obsolete and unmarketable. Our current products will require continuous upgrading or our technology will become obsolete. Our future success will depend upon our ability to address the increasingly sophisticated needs of our customers by supporting existing and emerging hardware, software, database, and networking platforms and by developing and introducing enhancements to our existing products and new products on a timely basis that keep pace with technological developments, evolving industry standards, and changing customer requirements. Research and development expenses were $3,037,161, $2,915,641 and $4,951,166 for the years ended December 31, 2014, 2013 and 2012, respectively.

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

We have a limited history with our pricing models for our CBT products and services and, as a result, we may be forced to change the prices we charge for our applications or the pricing models upon which they are based.

We have limited experience with respect to determining the optimal prices and pricing models for certain of our CBT products and services and certain geographic markets. As the markets for our applications mature, or as competitors introduce products or services that compete with ours, including bundling competing offerings with additional products or services, we may be unable to attract new customers at the same price or based on the same pricing models as we have used historically. As a result, in the future we may be required to reduce our prices, which could adversely affect our financial performance. In addition, we may offer volume price discounts based on the number of products or services purchased by a customer or the number of our applications purchased by a customer, which would effectively reduce the prices we charge for our applications. Also, we may be unable to renew existing customer agreements or enter into new customer agreements at the same prices or upon the same terms that we have historically, which could have a material adverse effect on our financial position.

Security breaches may harm our business.

Our cloud-based applications involve the storage and transmission of our customers’ proprietary and confidential information, including personal or identifying information regarding their employees and customers. Any security breaches, unauthorized access, unauthorized usage, virus or similar breach or disruption could result in loss of confidential information, damage to our reputation, early termination of our contracts, litigation, regulatory investigations, indemnity obligations or other liabilities. If our security measures are breached as a result of third-party action, employee error, malfeasance or otherwise and, as a result, someone obtains unauthorized access to customer data, our reputation will be damaged, our business may suffer and we could incur significant liability. Because the techniques used to obtain unauthorized access or sabotage systems change frequently and generally are not identified until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any or all of these issues could negatively affect our ability to attract new customers, cause existing customers to elect not to renew or upgrade their subscriptions, result in reputational damage or subject us to third-party lawsuits, regulatory fines or other action or liability, which could adversely affect our operating results.

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

Historically, a significant portion of our revenues have been derived from a limited number of customers. For each of the years ended December 31, 2014, 2013 and 2012, 15%, 16% and 17%, respectively of our revenues were derived from our five largest customers. The loss of any of these significant customers would adversely affect our revenues and shareholder value.

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

Our future business and results of operations depend in significant part upon the continued contributions of our key technical and senior management personnel, including Jiang Huai Lin, our Chairman and Chief Executive Officer, Robin Yang, our Chief Financial Officer, Zhi Qiang Zhao, our Chief Operating Officer, Guang Yuan Zong, our Chief Marketing Officer, Zhi Yao Yu, our Chief Technology Officer and Mr. Zhi Shan Liang, our Chief Product Officer. They also depend in significant part upon our ability to attract and retain additional qualified management, technical, marketing and sales and support personnel for our operations. If we lose a key employee or if a key employee fails to perform in his or her current position, or if we are not able to attract and retain skilled employees as needed, our business could suffer. Significant turnover in our senior management could significantly deplete our institutional knowledge held by our existing senior management team. We depend on the skills and abilities of these key employees in managing the technical, marketing and sales aspects of our business, any part of which could be harmed by further turnover.

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

A report of our management is included under Item 15 “Controls and Procedures” of this report. We are a non-accelerated filer and, consequently, are not required to include an attestation report of our auditor in this annual report. Although our management believes that our internal control over financial reporting was effective as of December 31, 2014, we can provide no assurance that we will comply with all of the requirements imposed thereby and that we will receive a positive attestation from our independent auditors in the future, when required. In the event we identify significant deficiencies or material weaknesses in our internal controls that we cannot remediate in a timely manner or we are unable to receive a positive attestation from our independent auditors with respect to our internal controls, investors and others may lose confidence in the reliability of our financial statements.

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

Mr. Jiang Huai Lin, our Chairman and Chief Executive Officer and the beneficial owner of 47.0% of our outstanding ordinary shares beneficially owns 100% of the equity interests in iASPEC, from whom we derived 67.2%, 42.1% and 44.6% of our revenue in the fiscal years ended December 31, 2014, 2013 and 2012, respectively, pursuant to existing commercial arrangements. As a result, conflicts of interest may arise from time to time and these conflicts may result in management decisions that could negatively affect our operations and potentially result in the loss of opportunities.

If iASPEC or its shareholders violate our contractual arrangements with it, our business could be disrupted and we may have to resort to litigation to enforce our rights which may be time consuming and expensive.

Our operations are currently dependent upon our commercial relationship with iASPEC. During the fiscal years ended December 31, 2014, 2013 and 2012, we derived 67.2%, 42.1% and 44.6% of our revenues, respectively, from the provision of services to iASPEC customers. A significant portion of these revenues have not yet been collected. Amounts owed by iASPEC under the amended MSA for each quarter will be due and payable no later than the last day of the month following the end of each such quarter. Our contractual arrangements may not be as effective as direct ownership, if iASPEC or its shareholders are unwilling or unable to perform their obligations under our commercial arrangements with it, including payment of revenues under the MSA as they become due each quarter, we will not be able to conduct our operations in the manner currently planned. In addition, iASPEC may seek to renew these agreements on terms that are disadvantageous to us. Although we have entered into a series of agreements that provide us with substantial ability to control iASPEC, we may not succeed in enforcing our rights under them. If we are unable to renew these agreements on favorable terms, or to enter into similar agreements with other parties, our business may not be able to operate or expand, and our operating expenses may significantly increase.

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

Risks Relating to Doing Business in China

Changes in the economic and political policies of the PRC government could have a material and adverse effect on our business and operations.

We conduct substantially all our business operations in China. Accordingly, our results of operations, financial condition and prospects are significantly dependent on economic and political developments in China. China’s economy differs from the economies of developed countries in many aspects, including the level of development, growth rate and degree of government control over foreign exchange and allocation of resources. While China’s economy has experienced significant growth in the past 30 years, the growth has been uneven across different regions and periods and among various economic sectors in China. We cannot assure you that China’s economy will continue to grow, or that if there is growth, such growth will be steady and uniform, or that if there is a slowdown, such slowdown will not have a negative effect on its business and results of operations.

The PRC government exercises significant control over Chinana. Accordingly, our results of operations, financial condition and prospects are significantly dependent on economic and political developments in China. China’s ecorential treatment of particular industries or companies. Certain measures adopted by the PRC government may restrict loans to certain industries, such as changes in the statutory deposit reserve ratio and lending guidelines for commercial banks by the People’s Bank of China, or PBOC. These current and future government actions could materially affect our liquidity, access to capital, and ability to operate our business.

The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. Since 2012, growth of the Chinese economy has slowed down. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy but may also have a negative effect on us. Our financial condition and results of operation could be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. In addition, any stimulus measures designed to boost the Chinese economy, may contribute to higher inflation, which could adversely affect our results of operations and financial condition. See “Risks Relating To Doing Business In China -Future inflation in China may inhibit our ability to conduct business in China.”

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

In recent years, the Chinese economy has experienced periods of rapid expansion and highly fluctuating rates of inflation. During the past ten years, the rate of inflation in China has been as high as 5.9% and as low as -0.8%. These factors have led to the adoption by the Chinese government, from time to time, of various corrective measures designed to restrict the availability of credit or regulate growth and contain inflation. High inflation may in the future cause the Chinese government to impose controls on credit and/or prices, or to take other action, which could inhibit economic activity in China, and thereby harm the market for our products and our company.

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

Failure to comply with PRC regulations relating to the investment in offshore special purpose companies by PRC residents may subject our PRC resident stockholders to personal liability, limit our ability to acquire PRC companies or to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us or otherwise materially adversely affect us.

On July 14, 2014, SAFE issued the Circular on Relevant Issues Relating to Domestic Residents’ Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or Circular 37, which replaced the Circular 75, promulgated by SAFE on October 21, 2005. Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in Circular 37 as a “special purpose vehicle.” See Item 4 “Information on the Company—B. Business Overview—Regulation—Circular 37” for a detailed discussion of Circular 37 and its implementation.

We have notified substantial beneficial owners of our company who we know are PRC residents to comply with the registration obligation. However, we may not be aware of the identities of all our beneficial owners who are PRC residents. In addition, we do not have control over our beneficial owners and cannot assure you that all of our PRC resident beneficial owners will comply with Circular 37. The failure of our beneficial owners who are PRC residents to register or amend their SAFE registrations in a timely manner pursuant to Circular 37 or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in Circular 37 may subject such beneficial owners or our PRC subsidiaries to fines and legal sanctions. Failure to register or amend the registration may also limit our ability to contribute additional capital to our PRC subsidiaries or receive dividends or other distributions from our PRC subsidiaries or other proceeds from disposal of our PRC subsidiaries, or we may be penalized by SAFE. These risks may have a material adverse effect on our business, financial condition and results of operations.

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

Heightened scrutiny of acquisition transactions by PRC tax authorities may have a negative impact on Chinese company’s business operations and its acquisition strategy.

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, effective on January 1, 2008, and the Announcement on Several Issues Related to Enterprise Income Tax for Indirect Asset Transfer by Non-PRC Resident Enterprises , or SAT Announcement 7, effective on February 3, 2015, issued by the SAT, if a non-resident enterprise transfers the equity interests of or similar rights or interests in overseas companies which directly or indirectly own PRC taxable assets through an arrangement without a reasonable commercial purpose, but rather to avoid PRC corporate income tax, the transaction will be re-characterized and treated as a direct transfer of PRC taxable assets subject to PRC corporate income tax. SAT Announcement 7 specifies certain factors that should be considered in determining whether an indirect transfer has a reasonable commercial purpose. However, as SAT Announcement 7 is newly issued, there is uncertainty as to the application of SAT Announcement 7 and the interpretation of the term “reasonable commercial purpose.”

Under SAT Announcement 7, the entity which has the obligation to pay the consideration for the transfer to the transferring shareholders has the obligation to withhold any PRC corporate income tax that is due. If the transferring shareholders do not pay corporate income tax that is due for a transfer and the entity which has the obligation to pay the consideration does not withhold the tax due, the PRC tax authorities may impose a penalty on the entity that so fails to withhold, which may be relieved or exempted from the withholding obligation and any resulting penalty under certain circumstances if it reports such transfer to the PRC tax authorities.

Although SAT Announcement 7 is generally effective as of February 3, 2015, it also applies to cases where the PRC tax treatment of a transaction that took place prior to its effectiveness has not yet been finally settled. As a result, SAT Announcement 7 could be determined by PRC tax authorities to be applicable to the historical reorganization, and it is possible that these transactions could be determined by PRC tax authorities to lack a reasonable commercial purpose. As a result, the transfer of shares by certain shareholders to other parties could be subject to corporate income tax of up to 10% on capital gains generated from such transfers, and PRC tax authorities could impose tax obligations on the transferring shareholders or subject us to penalty if the transferring shareholders do not pay such obligations and withhold such tax.

SAT Announcement 7 and its interpretation by relevant PRC authorities clarify that an exemption provided by SAT Circular 698 for transfers of shares in a publicly-traded entity that is listed overseas is available if the purchase of the shares and the sale of the shares both take place in open-market transactions. However, if a shareholder of an entity that is listed overseas purchases shares in the open market and sells them in a private transaction, or vice-versa, PRC tax authorities might deem such a transfer to be subject to SAT Circular 698 and SAT Announcement 7, which could subject such shareholder to additional reporting obligations or tax burdens. Accordingly, if a holder of the Company’s ordinary shares purchases such ordinary shares in the open market and sells them in a private transaction, or vice-versa, and fails to comply with SAT Circular 698 or SAT Announcement 7, the PRC tax authorities may take actions, including requesting to provide assistance for their investigation or impose a penalty on it, which could have a negative impact on the company’s business operations.

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

Risks Relating to the Market for our Shares

If we fail to comply with the continued listing requirements of NASDAQ, we would face possible delisting, which would result in a limited public market for our shares and make obtaining future debt or equity financing more difficult for us.

Our ordinary shares are traded and listed on the Nasdaq Global Select Market under the symbol “CNIT.” The ordinary shares may be delisted if we fail to maintain certain listing requirements of the Nasdaq Stock Market, or NASDAQ. Fon instance, companies listed on NASDAQ are subject to delisting for, among other things, failure to maintain a minimum closing bid price per share of $1.00 for 30 consecutive business days. On January 29, 2013, we received a letter from NASDAQ indicating that for the 30 consecutive business days between December 12, 2012 and January 25, 2013, the bid price of our ordinary shares closed below the minimum $1.00 per share requirement pursuant to NASDAQ Listing Rule 5450(a)(1) for continued inclusion on The NASDAQ Global Select Market. In accordance with NASDAQ Listing Rule 5810(c)(3)(A), we had an initial grace period of 180 calendar days, or until July 29, 2013, to regain compliance with the minimum bid price requirement. On February 20, 2013, we received a notification from NASDAQ that we had regained compliance with the minimum bid price requirement after maintaining a closing bid price equal to or in excess of $1.00 for ten consecutive business days, from February 5, 2013 to February 19, 2013. As a result, the matter of our noncompliance with the minimum bid price requirement had been closed.

We cannot ensure you that we will continue to comply with the requirements for continued listing on The NASDAQ Global Select Market in the future. If our shares lose their status on The NASDAQ Global Select Market and we are not successful in obtaining a listing on The NASDAQ Capital Market, our shares would likely trade in the over-the-counter market. If our shares were to trade on the over-the-counter market, selling our shares could be more difficult because smaller quantities of shares would likely be bought and sold, transactions could be delayed, and security analysts’ coverage of us may be reduced. In addition, in the event our shares are delisted, broker-dealers have certain regulatory burdens imposed upon them, which may discourage broker-dealers from effecting transactions in our shares, further limiting the liquidity of our shares. These factors could result in lower prices and larger spreads in the bid and ask prices for our shares. Such delisting from The NASDAQ Global Select Market and continued or further declines in our share price could also greatly impair our ability to raise additional necessary capital through equity or debt financing, and could significantly increase the ownership dilution to shareholders caused by our issuing equity in financing or other transactions.

If we were delisted from NASDAQ, we may become subject to the trading complications experienced by “Penny Stocks” in the over-the-counter market.

Delisting from NASDAQ may cause our shares to become the SEC’s “penny stock” rules. The SEC generally defines a penny stock as an equity security that has a market price of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to specific exemptions. One such exemption is to be listed on NASDAQ. The market price of our ordinary shares is currently lower than $5.00 per share. Therefore, were we to be delisted from NASDAQ, our ordinary shares may become subject to the SEC’s “penny stock” rules. These rules require, among other things, that any broker engaging in a purchase or sale of our securities provide its customers with: (i) a risk disclosure document, (ii) disclosure of market quotations, if any, (iii) disclosure of the compensation of the broker and its salespersons in the transaction and (iv) monthly account statements showing the market values of our securities held in the customer’s accounts. A broker would be required to provide the bid and offer quotations and compensation information before effecting the transaction. This information must be contained on the customer’s confirmation. Generally, brokers are less willing to effect transactions in penny stocks due to these additional delivery requirements. These requirements may make it more difficult for shareholders to purchase or sell our ordinary shares. Because the broker, not us, prepares this information, we would not be able to assure that such information is accurate, complete or current.

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

Certain of our shareholders hold a significant percentage of our outstanding voting securities.

Mr. Jianghuai Lin, our Chairman and Chief Executive Officer, is the beneficial owner of approximately 47.0% of our outstanding voting securities. As a result, he possesses significant influence and can elect a majority of our board of directors and authorize or prevent proposed significant corporate transactions. His ownership and control may also have the effect of delaying or preventing a future change in control, impeding a merger, consolidation, takeover or other business combination or discourage a potential acquirer from making a tender offer.

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

As a foreign private issuer, we are permitted to rely on exemptions from certain NASDAQ corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our securities.

We are exempted from certain corporate governance requirements of the Nasdaq Stock Market by virtue of being a foreign private issuer. As a foreign private issuer, we are permitted to follow the governance practices of our home country, the BVI in lieu of certain corporate governance requirements of NASDAQ. As result, the standards applicable to us are considerably different than the standards applied to domestic U.S. issuers. For instance, we are not required to:

  have a majority of the board be independent (although all of the members of the audit committee must be independent under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act);

  have a compensation committee and a nominating committee to be comprised solely of "independent directors; and

  hold an annual meeting of shareholders no later than one year after the end of the Company’s fiscal year-end.

As a result, you may not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq corporate governance requirements.

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

A. History and Development of the Company

General Information

The current legal and commercial name of the Company is China Information Technology, Inc. The Company was incorporated in the BVI under the BVI Act on June 18, 2012. The address of our principal place of business is 21st Floor, Everbright Bank Building, Zhuzilin, Futian District, Shenzhen, Guangdong 518040, People’s Republic of China, and our telephone number is (+86)755-8831-9888. The name and address of our agent for service in the United States is Corporation Service Company, 80 State Street, Albany, NY 12207-2543.

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

On August 26, 2010, we changed our name to China Information Technology, Inc.

On October 31, 2012, we completed a corporate reorganization, whereby the Company, which was established as a subsidiary of CITN under the laws of the BVI to effect the reorganization, became the publicly held parent company and CITN became a wholly-owned subsidiary of the Company. In connection with the reorganization, each outstanding share of the common stock of CITN was converted into the right to receive one ordinary share of the Company and the ordinary shares of the Company were listed on the NASDAQ Global Select Market under the trading symbol “CNIT,” the same symbol under which the common stock of CITN were listed. Prior to the reorganization, shares of CITN’s common stock were registered pursuant to Section 12(b) of the Exchange Act. On October 31, 2012, the Company filed a Form 8-K12B under cover of a Form 6-K to establish the Company as the successor issuer to CITN pursuant to Rule 12g-3 under the Exchange Act, and pursuant to Rule 12g-3(a) under the Exchange Act, the ordinary shares of the Company, as successor issuer, were deemed registered under Section 12(b) of the Exchange Act. On November 13, 2012, CITN filed a Form 15 with the SEC to terminate the registration of the shares of its common stock and suspend its reporting obligations under Sections 13 and 15(d) of the Exchange Act. On November 19, 2012, we changed the name of CITN to China Information Technology (Nevada), Inc. CITN was liquidated and dissolved in July 2014.

Management Services Agreement

On July 1, 2007, our subsidiary IST entered into a management services agreement, or MSA, with iASPEC and its shareholders, pursuant to which iASPEC granted IST an exclusive, royalty-free, transferable, worldwide, license to use and install for a ten-year term, certain iASPEC software, along with copies of source and object code relating to such software, in any manner permitted by applicable laws, and IST licensed back to iASPEC a royalty-free, limited, non-exclusive license to the software, without right of sub-license, for the sole purpose of permitting iASPEC to carry out its business as presently conducted. IST was also granted the right to designate two Chinese citizens to serve as senior managers of iASPEC, to serve on iASPEC’s Board of Directors and assist in managing the business and operations of iASPEC. In addition, both iASPEC and IST agreed to require the affirmative vote of the majority of our Board of Directors, as well as at least one non-insider director, for certain material actions with respect to iASPEC. Furthermore, under the MSA, IST was entitled to receive 100% of the net received profit of iASPEC and would reimburse iASPEC for all net losses incurred by iASPEC. IST was also obligated to pay iASPEC $180,000 per year. If iASPEC or any of the iASPEC shareholders materially breaches the MSA and fails to remedy the breach within 60 days after notice from IST of such breach, they will be jointly and severally obligated to pay to IST liquidated damages in an amount equal to the higher of (a) eight times the annualized revenues of IST for the last completed fiscal quarter, or (b) $50 million.

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

Acquisitions

On November 7, 2007, we acquired 100% of the equity interests of ISSI, and its PRC operating subsidiary, TopCloud, for which we paid approximately $7.1 million in cash and issued 883,333 shares. On July 16, 2012, ISSI and iASPEC entered into an equity transfer agreement, pursuant to which ISSI agreed to transfer 100% of its equity interest in TopCloud to iASPEC for a purchase price of RMB 53.98 million (approximately $8.57 million).

On February 1, 2008, we acquired 100% of the equity interests of ISIID, and its PRC operating subsidiary, Bocom, for a purchase price of approximately $18,000,000. We paid approximately $9,000,000 of the purchase price in cash and the remaining $9,000,000 was paid in 1,125,000 shares.

On April 7, 2008, iASPEC acquired Geo, pursuant to (1) a share purchase and increased capital agreement, dated as of February 16, 2008, by and among iASPEC, Wuhan Wuda Venture Capital Co., Ltd., Song Ai Hong and Geo, for the purchase of 46% of Geo for a purchase price of approximately $4,819,000, and (2) a share purchase agreement, dated as of February 16, 2008, between iASPEC and Li Wei, for the purchase of 2.4% of Geo for a purchase price of approximately $666,700. On September 3, 2010, Geo increased its registered capital from RMB 60,000,000 (approximately $8,849,680) to RMB 79,200,000 (approximately $11,681,588). The RMB 19,200,000 (approximately $2,831,900) increase was contributed by iASPEC and a group of new shareholders, consisting of the management teams of both GEO and iASPEC, including Mr. Jiang Huai Lin, our chief executive officer. On August 30, 2013 Mr Huang Chengdong, Geo’s minority shareholder, disposed his interest in Geo of total RMB 7,000,000, while PPG Business Management and Advisory Center L.P. (“PPG”) injected in Geo for total of RMB9,000,000 and four natural person shareholders invested RMB2,000,000 worth of patent rights which reinforced Geo’s operating business. As a result of the capital increase, the equity interest owned by iASPEC in Geo was reduced from 57% to 50.37%.

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

On October 1, 2009, we completed the acquisition of HPC Electronics (China) Company, Ltd., a Hong Kong company, or HPC and its PRC operating subsidiary, Information Security IoT Technology Co., Ltd. (ISIOT) (formerly Huipu Electronics (Shenzhen) Co., Ltd.” from Ms. Rita Kwai Fong Leung for a purchase price of $16,000,000. We paid $8,000,000 (approximately RMB54,640,000) of the purchase price in cash and the remaining $4,000,000 in 1,101,930 shares. We were also obligated to issue and deliver to Ms. Leung up to an additional 1,101,930 shares of our common stock in accordance with certain make good provisions agreed to between the parties if HCP attained certain audited consolidated ATNI thresholds for fiscal years 2010 through 2012. On August 26, 2011, the parties entered into an amendment to the purchase agreement, pursuant to which we waived the requirement for HPC to attain the ATNI thresholds for fiscal years 2011 and 2012 and we agreed to issue 344,353 shares to Ms. Leung in consideration of termination of employment of Ms. Leung and certain other members of HPC’s management with immediate effect and a release of all claims Ms. Leung and the related members of HPC’s management have or may have against us. The parties agreed that the termination of the relationship would put us in a better position to execute our management strategies related to HPC.

On May 5, 2011, Kwong Tai and iASPEC entered into an equity transfer agreement, pursuant to which Kwong Tai agreed to transfer 100% of its equity interest in Zhongtian to iASPEC for a purchase price of RMB 20,240,650 (approximately $3,113,946). On December 29, 2011, Zhongtian’s registered capital was increased by RMB 7,470,000 (approximately $1,175,778) from RMB 33,240,650 (approximately $5,232,078) to RMB 40,710,650 (approximately $6,407,856). This contribution was made by members of the management of Zhongtian, including Mr. Jiang Huai Lin, our chief executive officer. As a result of the capital increase, the equity interest owned by iASPEC in Zhongtian was reduced from 100% to 81.65%.

On February 20, 2012, Zhongtian, increased its registered capital from RMB40.7 million (approximately $6.2 million) to RMB42.5 million (approximately $6.5 million). The RMB1.79 million (approximately $0.28 million) was contributed by new shareholders, comprising the management teams of Zhongtian, including Mr. Lin, the Company’s chief executive officer. As a result of the capital increase, the equity interest owned by iASPEC in Zhongtian was reduced from 81.65% to 78.21%.

On August 30, 2013 a minority shareholder disposed of its interest in Geo totaling RMB 7 million (approximately $1.13 million). In addition, during 2013 various individual shareholders injected capital in Geo totaling of RMB21.50 million (approximately $3.53 million) and four other shareholders contributed patent rights valued at RMB2 million (approximately $0.32 million) which reinforced Geo’s operating business. As a result of the capital increase, Geo’s minority interest increased from 47.46% to 49.63% while the equity interest owned by iASPEC in Geo was decreased from 52.54% to 50.37% ..

On September 10, 2013 iASPEC purchased shares from minority interest holders in Zhongtian for a total of RMB2.34 million (approximately $0.38 million). As a result, the equity interest owned by iASPEC in Zhongtian was increased from 78.21% to 83.72%.

On September 18, 2013, IST HK and iASPEC entered into an equity transfer agreement, pursuant to which iASPEC transferred 100% of equity interests in TopCloud, to IST HK, for a purchase price of RMB53.98 million (approximately $8.84 million).

On April 30, 2014, iASPEC purchased shares from minority interest holders in Zhongtian for RMB6.91 million (approximately $1.11 million). As a result, the equity interest owned by iAPSEC in Zhongtian was further increased from 83.72% to 99.99%.

On April 30, 2014, iASPEC purchased shares from minority interest holders in Geo for RMB8.28 million (approximately $1.33 million). As a result, the equity interest owned by iAPSEC in Geo was further increased from 50.37% to 54.89%.

On September 16, 2014, iASPEC and Shenzhen Yunchao Software Internet Co., Ltd. , a PRC company, or Yunchao, entered into an equity transfer agreement to acquire 100% equity interest of Yuntao’s subsidiary, Shenzhen Biznest Internet Software Co., Ltd., or Biznest, for the total consideration of approximately $12.7 million, consisting of approximately $7.5 million to be paid in cash and 1,543,455 ordinary shares to be issued by the Company. Both the cash consideration and the ordinary shares have been delivered as of the date of this report.

Newly Formed Subsidiary

On November 3, 2014, iASPEC formed a wholly owned PRC subsidiary, Taoping, to construct online exchange for out-of-home advertisement resources. Taoping pairs small-and-medium enterprise (SME) corporate advertisers seeking marketing campaigns with owners of networked 21-to-75 inch digital display media terminals.

Corporate Structure

The following diagram illustrates our corporate structure as of the date of this annual report.

(i)	In 2014, Information Security Software (China) Co., Ltd. changed its name to Topcloud Software Co., Ltd.

Principal Capital Expenditures and Divestitures

For the year ended December 31, 2014, our total capital expenditures and divestitures were $3.59 million, and 16.63 million, respectively; For the years ended December 31, 2013, and 2012, our total capital expenditures were $3.23 million, and $5.56 million, respectively. Such expenditures were primarily used for purchase of long-lived assets.

B. Business Overview

General

We were founded in 1993 and are headquartered in Shenzhen, China. As of December 31, 2014, we had approximately 1,210 employees and 19 sales offices nationwide.

We are a leading provider of integrated cloud-based platform, exchange, and big data solutions to the Chinese new media industry. Our Internet ecosystem enables all participants of the new media community to efficiently promote brands, disseminate information, and exchange resources. In addition, we provide a broad portfolio of software, hardware and fully integrated solutions, including Information Technology infrastructure, Internet-enabled display technologies to customers in government, education, healthcare, media, transportation and other private sectors.

Prior to 2014, we generated a majority of our revenues through selling our products mostly to public service entities to help improve their operational efficiency and service quality. Our representative customers included China Ministry of Public Security, provincial bureaus of public security, fire departments, traffic bureaus, police stations, human resource departments, urban planning boards, civic administrations, land resource administrations, mapping and surveying bureaus, and the Shenzhen General Station of Exit and Entry Frontier Inspection.

Since 2014, we have diversified our customer base to include the private sector. Our private sector customers include, among others, advertising agencies, auto dealerships, hotels, professional training institutes and beauty spas. Our new corporate mission is to make publicity accessible and affordable for businesses of all size.

In 2014, we generated revenues from sales of hardware products, software licenses, system integration services, and related maintenance and support services. Starting in 2015, with our introduction of cloud-based software as a service (SaaS) offering, we expect to generate additional recurring monthly revenues from SaaS fees.

We report financial and operational information in the following two segments (which were renamed in 2014 in connection with our transition to a software company):

(1)

Cloud-based Technology (CBT) segment — The CBT segment is our current and future focus of corporate development. It includes our cloud-based products and services sold to private sectors including new media, healthcare, professional training, and residential community management. In this segment, we generate revenues from the sales of hardware and total solutions of hardware integrated with proprietary software and content. Starting in the fourth quarter of 2014, we also generated additional revenue from monthly software licensing and Software-as-a Service (SaaS) fees.

(2)

Traditional Information Technology (TIT) segment —The TIT segment includes our project-based technology products and services sold to the public sector, including Geographic Information Systems (GIS), Digital Public Security Technology (DPST), and Digital Hospital Information Systems (DHIS).In this segment, we generate revenues from the sales of software and systems integration services.

Industry Overview

General

Urbanization is the primary driver for the demand of our Cloud-based solutions for advertising placement and public information dissemination. China’s urbanization rate has accelerated in the past 30 years. Urban population has grown by over 100 million in the past five years to more than 730 million in 2013. According to Chinese Social Development Research, by 2035, approximately 70% of the Chinese population is expected to live in urban areas. Urban lifestyle revolves around information acquisition and consumption of goods and services, which necessitates advertising and public information dissemination. At the same time, urbanization imposed considerable pressure on land use, environment protection, and municipal infrastructure. Urbanization has also led to increasing demands for equitable treatment for all city-dwellers.

In the first quarter of 2014, China’s State Council unveiled a new urbanization plan for the 2014 -- 2020 period in an effort to steer the country onto a more humanistic and environmentally friendly urbanization path. The plan will increase the country’s investment in urban infrastructure, public service facilities, and affordable housing constructions. It also calls for closer coordination between urban and rural development, better optimization of city layouts, and tighter integration of environmental protection into urbanization efforts. The plan also projects new construction of 20,000 to 50,000 skyscrapers around the country as well as implementation of mass transit systems in more than 170 cities by 2025. In addition, it requires construction of regular railways to connect all medium-sized cities of over 200,000 residents and high-speed railways to connect large cities of over 500,000 residents by 2020. Also, it plans to expand the nation’s civil aviation network to cover 90 percent of its total population.

Out-of-Home Digital Advertising Market in China

Rising urbanization has resulted in prevalent traffic congestions throughout China. In medium-to-large cities, people on an average spend 39 minutes commuting to work. According to China New-type Urbanization Report (2014-2018), in densely populated tier-one cities including Beijing, Guangzhou and Shanghai, it costs commuters 14, 12 and 11 minutes every day in traffic jams, respectively. In Beijing, a megacity of over 20 million residents, daily commute takes 52 minutes, the worst of all Chinese cities.

While traffic jam is a headache for urban commuters and city planners, it presents revenue-generating opportunities for out-of-home advertisers who seek attentive audience at high-traffic areas. According to China-watching e-commerce analyst EnfoDesk (“EnfoDesk”), the out-of-home digital advertising market in China grew to RMB 9.1 billion in 2013 from RMB 8.8 billion in 2012. It is expected to grow to RMB 11.3 billion in 2015.

The growth in 2013 can be attributed to three factors: 1) macroeconomic recovery in China has encouraged businesses to increase their advertising spending; 2) industry leaders have led consolidation in the out-of-home advertising market and grown their market share in tier-one cities; 3) rapid advancement in Internet and mobile technologies has resulted in new O2O (Online-to-Offline) advertising opportunities.

According to EnfoDesk, in 2013, there were approximately 18,700 out-of-home advertisers in China, a slight increase over the previous year. Cosmetics, beverage, and financial service companies continued to rank as top spenders. Internet and real estate companies also increased their advertisement spending significantly.

Over 50% of the advertisers rated commercial building elevators and public transportation hubs as the top two prime locations for advertisement placement. Commercial buildings raked in RMB 3.5 billion of digital advertising revenue in 2013, public transportation RMB 1.8 billion, and outdoor LED boards RMB 1.6 billion. The number of advertisers opting for residential buildings also increased considerably. Ad targeting precision continued to be advertisers’ focal point.

In 2014, the out-of-home advertising market continued its growth. In June 2014, the market grew by 11.4% year over year. Real estate companies ranked as the top spenders and increased their out-of-home advertisement spending by 37.4% year over year, while ad spending at public transportation locations such as airports and metro also showed substantial growth.

Market Trends

In addition to urbanization, two technological developments are further accelerating the demand for our CBT products and services: 1) offline-to-online migration of display terminals and 2) adoption of Quick Response (QR) codes.

Currently, most of the ad display terminals in China are not connected to any network. Consequently updating their media contents requires onsite manual operation through flash drives. They also tend to have low asset utilization rates. Based on our own primary research, we estimate that offline terminals have an average asset utilization rate of 40% in tier-one cities, 30% in tier-two cities, and 20% in tier-three-and-four cities. In comparison, content on cloud-based terminals can be remotely uploaded, updated, and managed, thus saving terminal operators, i.e., ad agencies, substantial labor cost. In addition, cloud-based terminals afford ad agencies the flexibility of fine-tuning ad schedules on the fly and customizing ad content at each location as specific as one single office building. More importantly, idle time slots on cloud-based terminals can be discovered and sold on Taoping Net, an online resource exchange of ours expected to be released in 2015 and therefore their asset utilization rate can be greatly improved. As a result, there is a growing demand to convert offline terminals into networked terminals using our CBT products and services.

In addition, the wide adoption of QR codes is also positively impacting the demand for our cloud-based products and services. A QR code is a digital barcode that contains information. By incentivizing consumers to scan the QR code embedded in advertisement, ad agencies can analyze the effectiveness of their advertisements and adjust their sales and marketing tactics on a real-time basis. In China, the application of QR codes is permeating from tier-one cities to the rest of the country. Although QR codes have frequently appeared in print ads as well as in digital ads displayed on offline terminals, because the codes can be changed only as frequently as the advertisement itself, the data they bring to ad agencies cannot be segmented by precise locations or time slots and thus can generate only limited insight into viewer behavior. In contrast, individualized QR codes embedded in advertisement displayed on networked terminals can vary by location and time slot, thus affording ad agencies deeper insights at a much higher precision than offline terminals or print ads. Consequently adoption of QR codes is further driving the demand for our cloud-based ad display terminals.

Geographic Information System (GIS) Industry in China

The demand for our TIT products and services is mostly related to the growth and maturation of Geographic Information Systems (GIS). GIS is becoming an integral component of government, healthcare, security, trade, media, transportation, and tourism industries in China. Through centralized geographic information repositories, GIS software enables various Chinese governmental agencies to easily exchange and share geographic information, thus increasing their operational efficiency. GIS also allows Chinese businesses to better analyze their workflow, gain additional insights, and thus better manage their own operations. GIS has many applications in the Chinese public and private sectors, including land surveying, mining, water conservancy, environmental protection, power generation, mapping, telecommunication, civic construction, and public services.

According to the National Administration of Surveying, Mapping and Geoinformation of China, the GIS industry in China was valued at RMB 200 billion in 2012, and will reach RMB 350 billion in 2015. China’s GIS software market by itself was valued at RMB 11.7 billion in 2012. It was further expected to grow by 30% over the next 5 years.

Our Products and Services

In the CBT segment, we provide cloud-based ecosystem solutions to four end markets: 1) new media, 2) healthcare, 3) professional training, and 4) residential community management. Underpinning our ecosystems are our industry-specific integrated technology platform, resource exchange, and big data services. In 2014, we sold our cloud-based solutions predominately to the Chinese new media industry. In 2015, we plan to expand our customer base further into healthcare, professional training, and residential community management markets.

For the new media industry, we provide our software as a service to automate the entire interactive workflow between advertising agencies and their customers, including, among others, establishing new projects, submitting advertisement proposals, revising and approving ad proposals, processing payment online, remotely uploading advertisement content, and tracking and analyzing performance data.

Our Technology Platform

The foundation of our product offerings is our proprietary technology platform called Cloud-Application-Terminal (CAT). Its trademark has been registered in PRC. Our CAT platform includes three layers of technology: 1) cloud infrastructure, 2) software application, and 3) high-definition digital display terminals ranging from 18.5 to 84 inches in display size. Bundled together, three layers of technology serve as a turnkey solution for our customers to improve their operational efficiency and maximize their revenue.

Our CAT platform can be accessed from a variety of devices, including networked display terminals, desktop computers and mobile devices. It can function in all available operating systems, including Windows, Android and iOS. It unifies all access points into one unique user account, through which a user can log into our cloud system and enjoy all available software features and functions.

Our Resource Exchange

Built on top of our CAT platform is our industry-specific resource exchange. For the new media industry, we plan to release a resource exchange called Taoping Net in 2015. Taoping means “search and select display terminals” in Chinese. Taoping Net pairs those who seek with those who own out-of-home advertisement resources and facilitates their transactions online.

For example, a local advertising agency based in the city of Shenzhen may need to place advertisement in the city of Guangzhou but does not own any display terminals in Guangzhou. Through Taoping Net, the ad agency can search available display terminals by location, venue, and time slots, find suitable resources, negotiate rental prices with terminal owners, and process payments online. Then through Taoping Net, the ad agency can upload advertisement content onto remote terminals, manage display schedules, monitor ad performances, and edit and update ad content.

Taoping Net enables advertising resource owners to improve their asset utilization rate and return on investments. At the same time, Taoping Net allows advertising resource seekers to leverage other people’s assets and expand into new business territories cost effectively.

Our Big Data Services

Built on top of our resource exchange is our big data services. After we release our resource exchange, we plan to compile and analyze data related to buyer/seller behavioral preferences so that we can provide value-added services to our customers.

For example, through data analysis, we will be able to make insightful suggestions to advertising resource owners as to which venues at what time slots will likely garner high rental prices and what is the optimal range of rental prices they could charge for each type of resources they own. For advertising resource seekers, we will be able to provide advices such as what is the optimal combination of terminals to rent in order to reach the biggest possible audience they desire and attain the greatest impact while staying within their advertising budget.

Our Industry-Specific Ecosystems

Combining our proprietary CAT technology platform, resource exchange, and big data services with our industry expertise, we provide integrated ecosystem solutions to the industries of new media, healthcare, professional training, and residential community management. As described above, starting from the new media industry, we will gradually roll out product offerings to all of those four industries.

Within the new media industry, we have sold industry-specific solutions to three types of businesses: 1) elevator management, 2) transportation management, and 3) community management.

  New Media Elevator Management anagementElevator ement, Management solution integrates advertisement placement with safety supervision into one single technology unit. The unit’s built-in LED screen delivers high- definition digital advertisement, while its safety sensors and data collectors transmit the elevator’s operational and technical data to the appropriate property managers, safety supervisors, and maintenance crew so that the latter can efficiently maintain the elevator’s operational safety and instantaneously respond to emergencies. Because our New Media Elevator Management solution combines public safety with media display, property managers view our products as of strategic importance to their daily operations. Consequently they welcome our products better than those pure ad display terminals not equipped safety devices. As a result, we are able to help ad agencies that purchase our products to attain customers more easily and enter into new markets more cost effectively.

  New Media Transportation Management attain customers more easily and enter into new markets more cost effectively. aily operations. Consequently they welcome our products better than those pure aeparture schedules, delay/cancellation notifications, gate assignments, and station announcements – into our cloud infrastructure and displays the content on our large-screen terminals strategically placed at high-traffic transportation hubs, including high-speed railway stations, subways, airports, and onboard public buses. Because our Transportation New Media Application combines advertisement display with transportation information crucial to commuters, we enable ad agencies that purchase our products to attain large and attentive audiences at prime locations, which in turn help them achieve good advertisement placement rates and generate high revenue dollars.

  New Media Community Management ment attain customers more easily and enter into new markets moment display with community information dissemination. Placed within various high-rise residential communities, our large screen display terminals serve as a window of information into various resources available to community residents, including community maps, news updates, emergency announcements, safety precautions, health tips, recreational activities, and local commercial promotions.

Product Warranty

For our TIT segment, we usually offer a one-year or three-year warranty for our system integration services depending on the project. Our warranty includes support services, minimal updates and system maintenance. Based on our past experiences, the cost of our warranty provision has been immaterial.

For our CBT segment, we provide a three-year warranty for our digital displays. The actual warranty service is carried out by our OEM partners, with whom we have obtained a contractual guarantee that they will repair or replace any defective hardware products that we have purchased on behalf of our customers. Consequently, our own cost of warranty has been minimal.

Sales and Marketing

We develop new business identifying and contacting potential new customers and through referrals, or as a result of new customers contacting us because of our strong brand recognition and reputation in the industry. We solidify our market presence through various types of marketing campaigns, such as participating in exhibitions, trade fairs and seminars, developing distributors and dealers, and presenting solutions to prospective customers. Currently we have over 200 salespeople in 19 offices nationwide.

Customers

In fiscal years 2014, 2013, and 2012, no single customer represented 10% or more of our total revenue. The following tables provide revenue by our major customers for the years ended December 31, 2014, 2013 and 2012.

Year 2014
	Revenues	% of
	(Thousands)	Revenues
Agricultural Bureau of Xuyong County	$3,092	5%
Information Technology Office of Shenzhen Municipal Public Security Bureau	2,291	3%
Internet-based Civic Administration Planning Office of Jingshan County	1,969	3%
Hennan Chuangjing Technology Limited	1,645	2%
BenQ Corporation	1,320	2%
TOTAL	$10,317	15%

Year 2013
	Revenues	% of
	(Thousands)	Revenues
Urumqi Diruite Electronic Technology Co., Ltd	$3,779	5%
Bohuirongxin (Beijing) Technology Co., Ltd	3,513	5%
SMIT Visual Supplies	1,868	2%
Hennan Chuangjing Technology Limited	1,812	2%
Urban Planning Land and Resources Commission of Shenyang Municipality	1,809	2%
TOTAL	$12,781	16%

Year 2012
	Revenues	% of
	(Thousands)	Revenues
Shenzhen Municipal Public Security Bureau Information Office	$4,277	5%
Anhui Spaceflight Information Technology Co., Ltd	3,338	4%
AnHui Iflytek Intelligent System Co., Ltd	2,448	3%
ATC International Limited	2,162	2%
SMIT Visual Supplies	2,138	2%
TOTAL	$14,363	17%

Competition

In the CBT segment, there are many small IT service companies in China providing one-off software packages to solve one aspect of the problem, but not integrated solutions combining technology platform, resource exchange, and big data services like ours. For example, in the new media industry, we encounter competition from 56iq.com, Fujian Star-net Communication Co., Ltd, Shanghai View Show Technology Co., Ltd, and Maipu Communications Technology Co., Ltd. We do not compete with ad agencies such as Focus Media, Air Media and VisionChina because we are not an advertising agency nor do we place advertisement ourselves.

In the TIT segment, we encounter competition from Beijing Founder Digital Co., Ltd, Beijing Easymap Information Technology Co., Ltd, Esri, Super Map Software Co., Ltd., and Zondy Cyber Group Co., Ltd in the geographic information system industry. In the digital hospital information system sector, our main competitors include Neusoft Corp. and DHC Software Co., Ltd.

Compared with our competitors, we believe we have the following advantages:

  We provide integrated ecosystem solutions that combine technology platform, resource exchange and big data services. Our solution not only helps our customers improve their operational efficiency and reduce their labor cost, but more importantly, helps them maximize their asset utilization rate and increase their revenue. For example, by utilizing our solution, an advertising agency can upload its advertisement content from a centralized location to geographically dispersed display terminals, and thus saving its maintenance staff from traveling to each terminal and updating media content manually. In addition, the advertising agency can list its idle assets on Taoping Net, our resource exchange, and lease display terminals to other agencies by location and time slot, and thus generating additional revenue from their existing assets.

  Our solution has high scalability, availability, and flexibility. Because our technology solution is architected from ground up using the latest cloud-computing technology, our system can easily scale up to handle a rapidly increasing amount of data. In addition, as the number of display terminals linked to our network grows, our system is able to handle the additional workload and ensure high availability of each terminal. More importantly, because we own our cloud infrastructure and platform instead of leasing it from a third-party, we have the flexibility of changing or upgrading our software anytime without any constraints.

  Our solution has a high level of security guarantee. Because we own the entire stack of technology infrastructure and terminals, we have a solid security fortress to prevent hackers from breaking into our system. In addition, because we have over 10 years of experience providing large-scale information systems to public entities such as police stations and public security bureaus, we have a track record of protecting our network from security intrusions or breaches. Lastly, to protect ourselves from national security concerns, we have an operational agreement with China’s Internet Oversight Board to inspect and filter all of our advertisement content before uploading it onto our display network.

  Our solution combines digital network with physical assets, and thus having a higher barrier to entry than other pure Internet companies. Our proprietary Cloud-Application-Terminal platform has integrated three layers of technology: cloud storage, application software, and display terminals. Although with today’s technology advancement it is relatively easy for potential competitors to establish software application companies, it will take them a considerable amount of time and capital to replicate our nationwide physical network of cloud-based display terminals.

Business Transformation

Prior to 2014, we predominately sold large-scale customized IT solutions to the Chinese public service sector through various build-and-transfer projects. Due to changes in policies and regulations in China in 2012, various local governments started postponing IT projects they had previously contracted with us indefinitely. As a result, many of our existing receivables became uncollectable.

In early 2013, our management team made a strategic decision to transition our business from servicing the public sector to focusing on the private sector. We started completing our in-process IT projects and ceased taking on new customers in the public sector. In addition, we wrote off accounts receivable that we deemed no longer collectable. At the same time, we decided to transform our business from a build-and-transfer IT service company into a standardized IT product company. Leveraging our experience and expertise in handling large-scale IT projects for the public sector, we started investing in research and development of our own software products suitable for the private sector.

In 2014, continuing our transition from the public sector to the private sector, we identified new media, healthcare, professional training, and residential community management as the four core end markets on which we would focus. After fortifying our own software R&D effort through our acquisition of Biznest in September 2014, we decided to exit the hardware manufacturing business and complete our transformation into a software company. In November 2014, we initiated the process of closing our own manufacturing facilities and transferring hardware production to our OEM partners. As a result, we wrote off a large amount of inventory and accounts receivable and took substantial goodwill and identifiable intangible asset impairment charges in 2014.

Intellectual Property

Our success depends, in part, on our ability to maintain and protect our proprietary technology and to conduct our business without infringing on the proprietary rights of others. We rely primarily on a combination of copyrights, patents, trademarks and trade secrets, as well as employee and third-party confidentiality agreements, to safeguard our intellectual property.

As of December 31, 2014, through our wholly-owned subsidiaries IST, TopCloud and ISIOT, we had 96 registered and copyrighted software products and held 29 patents. In addition, our variable interest entities, including iASPEC, Taoping, Biznest, Geo, Bocom and Zhongtian, hold 259 registered and copyrighted software products and 30 patents.

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

Permits and Certificates

Our PRC subsidiary IST is a Shenzhen City Software Enterprise and holds ISO 9001:2000 Certification, Environment Management System Certificate and National High-Tech Enterprise. However, fulfillment of certain information technology system integration contracts with PRC Government customers is restricted to entities possessing the necessary government licenses and approvals which IST does not have. Through our wholly-owned subsidiaries IST, TopCloud and ISIOT, as well as our variable interest entities, we hold the following permits and certificates:

Name	Expiration Date	Company
ISO 9001:2000 Certification	Valid till July 19, 2016	IST
National High-tech Enterprise	Valid till September 12, 2015	IST
Shenzhen Software Enterprise	Valid till April 27, 2015	IST
Environment Management System Certification	Valid till April 27, 2015	IST
ISO 9001:2000 Certification	Valid till March 12, 2016	TopCloud
Shenzhen Software Enterprise	Valid till April 24, 2015	TopCloud
National High-tech Enterprise	Valid till July 24, 2017	TopCloud
ISO 9001:2000 Certification	Valid till May 22, 2015	ISIOT
Environment Management System Certification	Valid till April 15, 2016	ISIOT
National High-tech Enterprise	Valid till September 12, 2015	iASPEC
Computer System Integration Level II Qualification from PRC Ministry	Valid till June 10, 2016	iASPEC
ISO 9001:2000 Certification	Valid till March 27, 2017	iASPEC
PRC Telecom Value-added Business License	Valid till November 17, 2016	iASPEC

Shenzhen Information System Operation Technical Service Level I Qualification	Valid till December 1, 2015	iASPEC
Guangdong Province Security and Surveillance System Design, Implementation and Repair Qualification	Valid till April 29, 2016	iASPEC
National High-tech Enterprise	Valid till August 13, 2016	Zhongtian
Computer System Integration Level III Qualification	Valid till December 31, 2017	Zhongtian
ISO 9001:2008 Certification	Valid till January 27, 2016	Zhongtian
National High-tech Enterprise	Valid till September 11, 2015	Bocom
ISO 9001 Certification	Valid till September 3, 2015	Bocom
Surveying and Mapping Qualification (Class A ) Certificate	Valid till July 31, 2017	Geo
Hubei Province High-tech Enterprise	Valid till December 31, 2015, subject to annual renewal	Geo
Computer System Integration Level II Qualification from PRC Ministry	Valid till December 8, 2016	Geo
Hubei Province Software Enterprise	Valid till August 30, 2015, subject to annual renewal	Geo
ISO 9001 Quality Management Certification	Valid till May 28, 2015	Geo
ISO 27001 Information Security Management Certification	Valid till July 27, 2017	Geo
ISO 14001 Environment Management Certification	Valid till December 7, 2017	Geo
Shenzhen Software Enterprise	Valid till October 30, 2015	Biznest
PRC Telecom Value-added Business License	Valid till October 17, 2018	Biznest

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

Foreign Currency Exchange

The principal regulation governing foreign currency exchange in China is the Foreign Currency Administration Rules (1996), as amended (2008). Under these Rules, RMB is freely convertible for current account items, such as trade and service-related foreign exchange transactions, but not for capital account items, such as direct investment, loan or investment in securities outside China unless the prior approval of, and/or registration with, SAFE or its local counterparts (as the case may be) is obtained. In May, 2013 SAFE promulgated Circular 21 which provides for and simplifies the operational steps and regulations on foreign exchange matters related to direct investment by foreign investors, including foreign exchange registration, account opening and use, receipt and payment of funds, and settlement and sales of foreign exchange. Pursuant to the Foreign Currency Administration Rules, FIEs in China may purchase foreign currency without the approval of SAFE for trade and service-related foreign exchange transactions by providing commercial documents evidencing these transactions. They may also retain foreign exchange (subject to a cap approved by SAFE) to satisfy foreign exchange liabilities or to pay dividends. In addition, if a foreign company acquires a company in China, the acquired company will also become an FIE. However, the relevant PRC government authorities may limit or eliminate the ability of FIEs to purchase and retain foreign currencies in the future. In addition, foreign exchange transactions for direct investment, loan and investment in securities outside China are still subject to limitations and require approvals from, and/or registration with, SAFE.

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

Circular 37

On July 14, 2014, SAFE issued the Circular on Relevant Issues Relating to Domestic Residents under the Arrangement between the PRC and the Hong Kong Special Administrative Regionor Circular 37, which replaced the Circular 75. Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in Circular 37 as a “special purpose vehicle.” Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

As we stated under “Risk factors—Risks Relating to Doing Business in China— Failure to comply with PRC regulations relating to the investment in offshore special purpose companies by PRC residents may subject our PRC resident stockholders to personal liability, limit our ability to acquire PRC companies or to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us or otherwise materially adversely affect us,” we have notified substantial beneficial owners of our company who we know are PRC residents to comply with the registration obligation. However, we may not be aware of the identities of all our beneficial owners who are PRC residents. In addition, we do not have control over our beneficial owners and cannot assure you that all of our PRC resident beneficial owners will comply with Circular 37. The failure of our beneficial owners who are PRC residents to register or amend their SAFE registrations in a timely manner pursuant to Circular 37 or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in Circular 37 may subject such beneficial owners or our PRC subsidiaries to fines and legal sanctions. Failure to register or amend the registration may also limit our ability to contribute additional capital to our PRC subsidiaries or receive dividends or other distributions from our PRC subsidiaries or other proceeds from disposal of our PRC subsidiaries, or we may be penalized by SAFE.

Seasonality

The first quarter of the calendar year is typically the slowest season of the year due to the Chinese New Year holiday. During this period, accounts receivable collection is very slow and we also need to prepare for upcoming busier seasons by making payments for inventory. With the implementation plan of our Internet-based business, seasonality should become less significant in the future.

C. Organizational Structure

See “—A. History and Development of the Company—Corporate Structure” above for details of our current organizational structure.

D. Property, Plants and Equipment

All land in China is owned by the state or local governments. Individuals and companies are permitted to acquire rights to use land or land use rights for specific purposes. In the case of land used for industrial purposes, the land use rights are granted for a period of 50 years. This period may be renewed at the expiration of the initial and any subsequent terms according to the relevant Chinese laws. Granted land use rights are transferable and may be used as collateral for borrowings and other obligations.

Our executive offices are located at 21st Floor, Everbright Bank Building, Zhuzilin, Futian District, Shenzhen, China, for which IST currently has land use rights. Our executive offices consist of approximately 1,200 square meters, all of which are dedicated to administrative office space. We have fully paid the land use fees. Our other property primarily consists of computer equipment, servers, licensed software, furniture and fixtures. There is no lien on any of our property and we currently do not have any intention to make large scale improvements or developments with respect to these properties.

On November 14, 2014, we entered into an agreement to sell our Fuyong Industrial Park to an unrelated third party for a cash consideration of $61.09 million. Through the date of this report, we have received $16.29 million of cash payments that are non-refundable. As a result, we have classified the corresponding amount of assets as held for sale on our balance sheet as of December 31, 2014. We expect to collect the remaining $ 44.8 million of cash consideration before July 1, 2015.

iASPEC, Zhongtian and Bocom lease offices, employee dormitories and factory space in Shenzhen, Guangzhou, Beijing and Wuhan in the PRC, pursuant to lease agreements that will expire on various dates through November 2015. Rent expense for the years ended December 31, 2014, 2013, and 2012, was approximately $407,000, $352,000, and $415,000, respectively.

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

A. Operating Results

Overview

We are a leading provider of integrated cloud-based platform, exchange, and big data solutions to the Chinese new media industry. Our Internet ecosystem enables all participants of the new media community to efficiently promote brands, disseminate information, and exchange resources. In addition, we provide a broad portfolio of software, hardware and fully integrated solutions, including information technology infrastructure, Internet-enabled display technologies to customers in government, education, healthcare, media, transportation and private sectors.

We were founded in 1993 and are headquartered in Shenzhen, China. As of December 31, 2014, we had approximately 1210 employees and 19 sales offices nationwide.

Prior to 2014, we generated majority of our revenues through selling our products mostly to public service entities to help improve their operational efficiency and service quality. Our representative customers included China Ministry of Public Security, provincial bureaus of public security, fire departments, traffic bureaus, police stations, human resource departments, urban planning boards, civic administrations, land resource administrations, mapping and surveying bureaus, and the Shenzhen General Station of Exit and Entry Frontier Inspection.

Since 2014, we have diversified our customer base beyond the public sector into private sectors. Our private sector customers include, among others, advertising agencies, auto dealerships, hotels, professional training institutes and beauty spas. Our new corporate mission is to make publicity accessible and affordable for businesses of every size.

In 2014, we generated revenues from sales of hardware products, software licenses, system integration services, and related maintenance and support services. Starting in 2015, with our introduction of cloud-based software as a service (SaaS) offering, we expect to generate additional recurring monthly revenues from SaaS fees.

Principal Factors Affecting Our Financial Performance

Demand for Software Products and Services

The revenue growth and profitability of our business depend on the overall market demand for software products and related services. The demand for our CBT products is attributable to rapid urbanization and rising living standards in China. As people migrate to cities, their disposable income increases, and their consumption of information to assist their acquisition of materials goods and services increases as well. Consequently they become increasingly receptive to advertisements displayed at public locations. Meanwhile, rising competition has driven merchants and service providers to seek advertisement as a way to make their brands discoverable and memorable, which in turn drives the demand for innovative advertising technology like our cloud-based software and services.

The demand for our TIT products is attributable to digitization of public services in China. Over the past two decades, the PRC government has encouraged the development and use of information technology in all spheres of government, industry, education and culture. The term “Informatization” or “xinxihua” has been coined in China to describe the overall process of software application in China and has become a linchpin of state and local economic development strategies in recent years.

For example, the Golden Shield Program promotes the use of information technology for public security services; the Digital City Program aims to integrate the functions of multiple government departments through geographic information system technology; the Golden Health Program strives to improve the efficiency of public healthcare through digital hospital technologies. All these initiatives are among Chinese government’s top priorities and are driving the demand for our DPST, GIS and DHIS offerings.

Taxation

CNIT and CITH were incorporated in the BVI, but are not subject to taxation in that jurisdiction. Under the “anti-inversion” rules of Section 7874 of the U.S. Internal Revenue Code, CNIT is treated for U.S. federal tax purposes as a U.S. corporation and, accordingly, is subject to U.S. federal income tax on its worldwide income, currently at a maximum rate of 35%.

CNIT is subject to United States taxes at a tax rate of 35%. No provision for income taxes in the United States has been made as CNIT have no income taxable in the United States.

ISSI, ISIID, and HPC were incorporated in Hong Kong and under the current laws of Hong Kong, are subject to a Hong Kong Profits Tax of 16.5%.

Under the PRC’s EIT Law, iASPEC, Bocom, IST,ISIOT and Zhongtian, are approved as High Technology Enterprises and are subject to EIT at a rate of 15%. Geo is approved as a State High Technology Enterprise and is subject to EIT at a rate of 10%. Topcloud and Biznest are subject to EIT at a rate 12.5%. IST and IST DG are subject to EIT at a rate 25%.

Business Segment Information

Segment information is consistent with how management reviews business health, makes investment, allocates resources and assesses operating performances. Transfers and sales between reportable segments, if any, are recorded at cost.

We report financial and operational information in the following two segments (which were renamed in 2014 in connection with our transition to a software company):

(1)
Cloud-based Technology (“CBT”) segment — The CBT segment is our current and future focus of corporate development. It includes our cloud-based products and services sold to private sectors including new media, healthcare, professional training, and residential community management. In this segment, we generate revenues from the sales of hardware and total solutions of hardware integrated with proprietary software and content. Starting in the fourth quarter of 2014, we also generated additional revenue from monthly software licensing and Software-as-a Service (“SaaS”) fees.

(2)

Traditional Information Technology (“TIT”) segment — The TIT segment includes our project-based technology products and services sold to the public sector, including Geographic Information Systems (“GIS”), Digital Public Security Technology (“DPST”), and Digital Hospital Information Systems (“DHIS”). In this segment, we generate revenues from the sales of software and systems integration services ..

For more information regarding our operating segments, see Note 19 (Consolidated Segment Data) to our audited consolidated financial statements included elsewhere in this report.

Results of Operations

Comparison of Years Ended December 31, 2014 and 2013

The following table sets forth key components of our results of operations for fiscal years ended December 31, 2014 and 2013, both in dollars and as a percentage of our revenue.

	December 31, 2014		December 31, 2013
				% of
	Amount	% of Revenue	Amount	Revenue
Revenue	$68,157,699	100.00%	$76,145,384	100.00%
Costs of revenue	45,688,175	67.03%	58,870,240	77.31%
Gross profit	22,469,524	32.97%	17,275,144	22.69%
Administrative expenses	(27,608,259)	(40.51)%	(92,930,409)	(122.04)%
Research and development expenses	(3,037,161)	(4.46)%	(2,915,641)	(3.83)%

Selling expenses	(9,042,005)	(13.27)%	(8,820,434)	(11.58)%
Impairment of intangible assets and goodwill	(11,914,144)	(17.48)%	(2,008,249)	(2.64)%
Impairment of property, plant and equipment	(827,319)	(1.21)%	(29,976,990)	(39.37)%
Loss from operations	(29,959,364)	(43.96)%	(119,376, 579)	(156.77)%
Subsidy income	2,237,079	3.28%	3,063,005	4.02%
Other (loss) income, net	(260,746)	(0.38)%	1,097,233	1.44%
Interest income	435,381	0.64%	460,381	0.60%
Interest expense	(6,593,549)	(9.67)%	(5,553,522)	(7.29)%
Loss before income taxes	(34,141,199)	(50.09)%	(120,309,482)	(158.00)%
Income tax benefit (expense)	4,388,901	6.44%	(1,896,545)	(2.49)%
Net loss	(29,752,298)	(43.65)%	(122,206,027)	(160.49)%
Less: net loss attributable to non-controlling interest	520,951	0.76%	2,969,204	3.90%
Net loss attributable to Company	$(29,231,347)	(42.89)%	$(119,236,823)	(156.59)%

Revenue. We generate revenues from selling hardware, software, system integration, software as a service, and other technology-related services. For the year ended December 31, 2014, our revenue was $68.16 million, compared to $76.15 million for the year ended December 31, 2013, a decrease of $7.99 million, or 10.49%. The decrease was primarily due to our strategic transformation from a hardware manufacturer to a software solution provider. In 2014 we started shifting hardware production from our own factory to our OEM partners. As a result, our hardware revenue reduced to $23.87 million in 2014, as compared to $46.65 million in 2013, a decrease of 48%. Meanwhile, our software revenue increased to $25.39 million in 2014 from $16.17 million in 2013, an increase of 57%. Consistent with our software revenue increase, our system integration revenue grew to $17.49 million, as compared to $11.70 million in 2013, an increase of 49%. Other revenue, which constituted only 2% of total revenues in 2014, declined slightly to $1.41 million in 2014 from $1.62 million in 2013.

The following table shows our revenue, percentage of revenue, cost of revenue and gross margin, by revenue categories:

	Year Ended December 31, 2014				Year Ended December 31, 2013
		% of	Cost of	Gross		% of	Cost of	Gross
	Revenue	Revenue	Revenue	Margin	Revenue	Revenue	Revenue	Margin
Hardware	$23,866,645	35.02%	$18,769,868	21.36%	$46,649,847	61.26%	$38,829,515	16.76%
Software System	25,389,636	37.25%	11,438,935	54.95%	16,172,885	21.24%	10,309,838	36.25%
integration	17,490,371	25.66%	14,141,775	19.15%	11,701,929	15.37%	8,477,128	27.56%
Others	1,411,047	2.07%	1,337,597	5.21%	1,620,723	2.13%	1,253,759	22.64%
Total	$68,157,699	100.00%	$45,688,175	32.97%	$76,145,384	100.00%	$58,870,240	22.69%

A breakdown of revenue, percentage of revenue, cost of revenue and gross margin by segments is as follows:

	Year Ended December 31, 2014				Year Ended December 31, 2013
		% of	Cost of	Gross		% of	Cost of	Gross
	Revenue	Revenue	Revenue	Margin	Revenue	Revenue	Revenue	Margin
TIT Segment	$42,547,458	62.43%	$26,707,023	37.23%	$28,424,862	37.33%	$19,003,450	33.14%
CBT Segment	25,610,241	37.57%	18,981,152	25.88%	47,720,522	62.67%	39,866,790	16.46%
Total	$68,157,699	100.00%	$45,688,175	32.97%	$76,145,384	100.00%	$58,870,240	22.69%

Cost of revenue and gross profit. Because our revenue composition has shifted towards the high-margin software business from the low-margin hardware business, our gross profit increased for the year ended December 31, 2014 despite of the overall revenue decline. As indicated in the tables above, our cost of revenue decreased to $45.69 million in 2014 from $58.87 million in 2013. Because our cost of revenue decrease of 22% outpaced our revenue decline of 10% in 2014, our gross margin increased to 32.97% in 2014 from 22.69% in 2013.

Administrative expenses. Our administrative expenses consist primarily of compensation and benefits to our general management, finance and administrative staff, professional advisor fees, audit fees and other expenses incurred in connection with general operations. Our administrative expenses decreased by $65.32 million, or 70.29%, to $27.61 million for the year ended December 31, 2014, from $92.93 million for the year ended December 31, 2013. As a percentage of revenue, administrative expenses decreased to 40.51% in 2014, from 122.04% in 2013. Notable changes that resulted in decreased administrative expenses include: 1) a decrease of $59.15 million in provision of accounts receivable and other current assets; 2) a decrease of $5.64 million in depreciation of property and equipment; 3) a decrease of $6.70 million in stock based compensation; offset by 4) an increase in provision for obsolete and loss on disposal of inventories of $3.6 million.

Research and development expenses. Our research and development expenses consist primarily of personnel-related expenses, as well as costs associated with new software and hardware development and enhancement. Prior to September 2014, we outsourced a portion of our software development to Biznest. After September 2014, we acquired Biznest and brought all of its research and development talents in house. Consequently, our research and development expenses increased by $0.12 million, or 4.17%, to $3.04 million for the year ended December 31, 2014, from $2.92 million for the year ended December 31, 2013. As a percentage of revenue, research and development expenses increased to 4.46% for 2014, from 3.83% in 2013.

Selling expenses. Our selling expenses consist primarily of compensation and benefits to our sales and marketing staff, sales and after-sale-related traveling costs, and other sales-related costs. Our selling expenses increased by $0.22 million, or 2.51%, to $9.04 million for the year ended December 31, 2014, from $8.82 million for the year ended December 31, 2013. As a percentage of revenue, our selling expenses remained relatively stable, increasing to 13.27% for 2014, from 11.58% for 2013.

Impairment of intangible assets and goodwill. As we transition our business focus from the public sector to the private sector and from hardware manufacturing to software development, we analyzed our operations and tested our goodwill and intangible assets for impairment in the fourth quarter of 2014. We came to the conclusion that goodwill impairment was probable, and therefore recognized a goodwill impairment loss of $9.58 million during the second half-year of 2014 based on our best estimation. Also for the year ended December 31, 2014, we recorded $2.33 million of impairment in intangible assets relating to technology and trademarks utilized in hardware manufacturing. In comparison, we did not recognize any impairment in goodwill in 2013 but did record an impairment of $2.0 million on intangible assets for the year ended December 31, 2013.

Impairment of property, plant and equipment. Since we started our factory closure process in late 2014, we sold most of our factory-related property, plant, and equipment and disposed of the remainder. Consequently we recorded only $0.83 million of impairment in property, plant and equipment for the year ended December 31, 2014, although we did record $0.02 million of disposal gain, which is included in the other income (loss). In addition, we placed $33.30 million of factory-related real estate property into assets held for sale which we have under contract to sell in excess of carrying value. In comparison, we recognized $29.98 million of impairment in property, plant and equipment for the year ended December 31, 2013 related to our public sector projects.

Subsidy income. Because we have developed a number of technology products in fields designated by the Chinese government as highly innovative, we received governmental subsidies of $2.24 million in 2014 and $3.06 million in 2013, respectively.

Income tax benefit and expense. We recorded an income tax benefit of $4.39 million for the year ended December 31, 2014, mostly due to a reversal of deferred tax provisions after we closed down our own manufacturing facility in 2014, which we expect to sell for a gain in 2015. In comparison, we recorded an income tax expense of $1.9 million for the year ended December 31, 2013 relating to an increase in our valuation allowance.

Non-controlling interest. We recorded non-controlling interest of $0.52 million for the year ended December 31, 2014 which included net loss of $0.40 million from iASPEC under the MSA, net income of $0.54 million from Geo attributable to its 45.11% non-controlling interest, and net loss of $0.66 million from Zhongtian attributable to its 16.28% non-controlling interest before May 2014, at the which time iASPEC acquired the remaining non-controlling interest from the minority shareholders.

Net loss attributable to Company. As a result of the cumulative effect of the foregoing factors, we had a $29.23 million of net loss attributable to the Company for the year ended December 31, 2014, as compared to $119.24 million of net loss for the year ended December 31, 2013.

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

Revenue. Our revenue was generated from the sales of our software and hardware products, our fully integrated total solutions, and the related after-sales services. For the year ended December 31, 2013, our revenue was $76.15 million, compared to $86.38 million for the year ended December 31, 2012, a decrease of $10.23 million, or 11.85%. The decrease was primarily due to our conscious effort to transform the Company into an internet-focused company, which led us to gradually exit the traditional-only hardware display business, to restructure our government-related businesses to embody the Smart City macro concept, and to reduce low-margin non-core IT project business.

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

Other revenue increased from $1.18 million for the year ended December 31, 2012 to $1.62 million for the year ended December 31, 2013, an increase of $0.44 million, or 36.87%. Other revenue was mainly derived from maintenance services.

The following table shows our revenue, percentage of revenue, cost of revenue and gross margin, by revenue categories:

	Year Ended December 31, 2013				Year Ended December 31, 2012
		% of	Cost of	Gross		% of	Cost of	Gross
	Revenue	Revenue	Revenue	Margin	Revenue	Revenue	Revenue	Margin
Hardware	$46,649,847	61.26%	$38,829,515	16.76%	$45,690,706	52.90%	$40,119,790	12.19%
Software	16,172,885	21.24%	10,309,838	36.25%	18,597,383	21.53%	8,904,134	52.12%
System integration	11,701,929	15.37%	8,477,128	27.56%	20,905,251	24.20%	15,964,817	23.63%

Others	1,620,723	2.13%	1,253,759	22.64%	1,184,115	1.37%	889,234	24.90%
Total	$76,145,384	100.00%	$58,870,240	22.69%	$86,377,455	100.00%	$65,877,975	23.73%

A breakdown of revenue, percentage of revenue, cost of revenue and gross margin by segments is as follows:

	Year Ended December 31, 2013				Year Ended December 31, 2012
		% of	Cost of	Gross		% of	Cost of	Gross
	Revenue	Revenue	Revenue	Margin	Revenue	Revenue	Revenue	Margin
TIT Segment	$28,424,862	37.33%	$19,003,450	33.14%	$39,869,397	46.16%	$25,166,647	36.88%
CBT Segment	47,720,522	62.67%	39,866,790	16.46%	46,508,058	53.84%	40,711,328	12.46%
Total	$76,145,384	100.00%	$58,870,240	22.69%	$86,377,455	100.00%	$65,877,975	23.73%

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

The decrease in gross profit margins, as displayed in the tables above, resulted primarily from our deliberate efforts to reduce government-related projects in order to lower collection risk and to focus more on internet-related businesses. Government services had been our core business and its gross margins were the highest among all the business segments. Thus, the decrease in government revenues had a significant downward effect on the Company’s overall gross margin. Furthermore, the new business services replacing the government services did not have the same high level gross margins. The combined effect is mainly captured in the gross margins of software sales, which decreased to 36.2%from 52.1% in 2012. Offsetting these lower software gross margins are the rising gross margins from the new internet-enabled display products, which helped to increase our CBT segment’s gross margins to 16.5% in 2013 from 12.5% in 2012.

Administrative expenses. Our administrative expenses consist primarily of compensation and benefits to our general management, finance and administrative staff, professional advisor fees, audit fees and other expenses incurred in connection with general operations. Our administrative expenses increased by $40.13 million, or 76.00%, to $92.93 million for the year ended December 31, 2013, from $52.80 million for the year ended December 31, 2012. As a percentage of revenue, administrative expenses increased to 122.04% for 2013, from 61.13% for 2012. Notable changes that resulted in increased administrative expenses include: (1) an increase of $40.33 million in provision of accounts receivable; and (2) an increase of $6.9 million in stock-based compensation expenses for our employees. The increase in the provision of accounts receivable was mainly due to the continued sluggishness in our government client sector relating to the digital public security business in light of the challenging government fiscal environment.

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

Impairment of intangible assets and goodwill In light of the negative impact as a result of the falling economic growth, stringent macro policies, and declining industry trends especially in the traditional hardware display sector, we tested its goodwill for impairment during the fourth quarter of 2013 and 2012. After analyzing the various operations and reporting units, we came to the conclusion that a goodwill impairment loss was probable, and consequently recognized a goodwill impairment loss of $26.9 million during the second half-year of 2012 based on our best estimation. There was no impairment of goodwill recognized in the year of 2013; however we did record an impairment of $2.0 million on identifiable intangible assets.

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

Subsidy income. For the years ended December 31, 2013 and 2012, in connection with research and development activities in a designated locale, we received $3.06 million and $1.71 million, respectively, as a subsidy from the local governmental agencies in China.

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

Revenue Recognition

The Company generates its revenues primarily from three sources, (1) hardware sales, (2) software license and software-as-a-service sales, and (3) system integration services. The Company’s revenue recognition policies are in accordance with SEC Staff Accounting Bulletin No. 104, "Revenue Recognition", FASB ASC No. 605-35 "Construction-Type and Production-Type Contracts" ("FASB ASC 605-35"), and FASB ASC No. 605-25 “Multiple-Element Arrangements” (“FASB ASC 605-25”).

Hardware

Hardware revenues are generated primarily from the sale of display technology products and are recognized only when persuasive evidence of an arrangement exists, delivery has occurred and upon receipt of customers’ acceptance, the price to the customer is fixed or determinable in accordance with the contract, and collectability is reasonably assured. In November 2014, we started closing down our own hardware manufacturing facilities and outsourcing production to our OEM partners. We also shifted to our OEM partners after-sale support of hardware products sold to our private-sector customers. For hardware products sold to our public sector customers, we remain responsible for providing after-sale support due to contractual requirements specific to the public sector. Consequently in 2015, we will recognize revenue on a net basis on hardware sold to the private sector and on a gross basis on hardware sold to the public sector. Hardware sales are classified on the “Revenue-hardware” line on the Company’s consolidated statement of (loss) income.

Software License

Starting in the fourth quarter of 2014, the Company began to generate software license revenues from upfront software license sales in the private sector and from fixed-price software contracts in the public sector. The basis for our new software licenses revenue recognition is substantially governed by the accounting guidance contained in ASC 985-605, Software-Revenue Recognition. We exercise judgment and use estimates in connection with the determination of the amount of software and software related services revenues to be recognized in each accounting period.

In the private sector, our customers pay us an upfront software license fee for the right of using our proprietary Cloud-Application-Terminal platform. For software license arrangements that do not require significant modification or customization of the underlying software, we recognize new software licenses revenues when: (1) we enter into a legally binding arrangement with a customer for the license of software; (2) we deliver the products; (3) the sale price is fixed or determinable and free of contingencies or significant uncertainties; and (4) collection is probable. Revenues from software license contracts are classified on the “Revenue-Software” line on the Company’s consolidated statement of (loss) income.

When our private sector customers purchase software licenses from us, they also pay us a monthly maintenance service fee to access our continued software updates and support. Such software maintenance fees are recognized ratably during contract terms and are classified on the “Revenue-Software” line on the Company’s consolidated statement of (loss) income.

An increasing number of our customers in the private sector are choosing to subscribe to our Cloud-Application-Terminal platform as a service instead of paying upfront license fees. Consequently we generate software-as-a-service (SaaS) revenues by selling our CBT platform as a monthly subscription service. Our SaaS revenues are generally recognized ratably over the contract term commencing with the date our service is made available to customers and all other revenue recognition criteria have been satisfied. Customers typically subscribe to our SaaS offerings on a three-to-five-year basis and in return obtain access to our display terminals deployed on their premises and to our cloud-based software hosted on our servers via the Internet. Although the durations of some of our SaaS contracts are longer than 75% of the economic life of the hardware equipment in accordance with ASC 605 and ASC 840, Leases, because in China payment collection beyond any three-year term is highly uncertain, we’ve chosen to recognize our SaaS revenues ratable over the contract term as we collect subscription payment, which is the most conservative method of revenue recognition. Revenues from SaaS contracts are classified on the “Revenue-Software” line on the Company’s consolidated statement of (loss) income.

Software Sales

In the public sector, our customers pay us a fixed price to design and develop software products specifically customized for their needs. Software development projects usually include developing software, integrating various isolated software systems into one, and testing the system. The design and build services, together with the integration of the various elements, are generally determined to be essential to the functionality of the delivered software, and accordingly revenue is recognized using the percentage of completion method of accounting in accordance with FASB ASC 605-35. The percentage of completion for each contract is estimated based on the ratio of direct labor hours incurred to total estimated direct labor hours. Revenues from software development contracts are classified on the “Revenue-Software” line on the Company’s consolidated statement of (loss) income.

System Integration Services

System integration revenues are generated from fixed-price contracts which combine both customized software development and integration and non-customized hardware. System integration usually include the purchase of hardware, development of software, integration of various systems into one, and testing the system. Accordingly, system integration revenues contain multiple deliverable elements including: (1) software development and integration, and (2) hardware, both of which are clearly outlined in contracts executed with customers. Revenue from the software element is recognized using the percentage of completion method of accounting outlined above under software revenues. Revenue from the hardware element is recognized when all four revenue recognition criteria are met, as outlined above under hardware revenues, which generally occurs upon customer acceptance. The hardware component of system integration projects consists of standard products and requires only minor modification and an insignificant amount of labor to meet customers’ needs. Collectively, revenues from system integration projects are recognized using percentage of completion based on the ratio of costs incurred to total estimated costs, and are classified on the “Revenue-System-Integration” line on the Company’s consolidated statement of (loss) income.

The Company accounts for system integration projects in accordance with FASB ASC 605-25. To determine the selling price of each unit of account included within the system integration contracts, the Company uses vendor-specific objective evidence (VSOE) for the software component, and third-party evidence for the hardware component. In addition, the Company provides post contract support (PCS), which includes telephone technical support that is not essential to the functionality of the software or hardware elements. Although VSOE does not exist for PCS, because (1) the PCS fees are included in the total contract amount, (2) the PCS service period is for less than one year, (3) the estimated cost of providing PCS is not significant, and (4) unspecified upgrades enhancements offered are minimal and infrequent, the Company recognizes PCS revenue upon delivery and customer acceptance.

Contract periods are usually less than six months, and typical contract periods for PCS are 12 months.

Customers are billed in accordance with contract terms, which typically require partial payment at the signing of the contract, partial payment upon delivery and customer acceptance, with the remainder due within a stated period of time not exceeding 12 months. Occasionally, the Company enters into contracts which allow a percentage of the total contract price to be paid one to three years after completion of a system integration project. Revenues on these extended payments are recognized upon completion of the terms specified in the contract and when collectability is reasonably assured.

No rights of return are allowed except for defective products, which have been insignificant based on historical experiences. If defective products are returned due to software issues, the Company will provide upgrades or additional customization to suit customers’ needs. In cases where the defect is a result of integrated hardware, the Company returns the hardware to the original vendor for replacement.

Changes in estimates for revenues, costs and profits are recognized in the period in which they are determinable. When the Company’s estimates indicate that the entire contract will be performed at a loss, a provision for the entire loss is recorded in the current accounting period.

Accounts Receivable

We regularly evaluate and monitor the credit worthiness of every customer on a case-by-case basis. We include any account balances that are determined to be uncollectible in an allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. The allowance for doubtful accounts at December 31, 2014 and 2013, totaled $8.83 million and $60.70 million, respectively, representing management’s best estimate. The significant decrease in the allowance for doubtful accounts primarily represents the transition of our business from servicing the public sector to the private sector. As a result, we wrote off accounts receivables (which were reserved for in prior years) that we deemed to be no longer collectible.

Inventories

We value inventories at the lower of cost or market price. Market price is the estimated selling price in the ordinary course of business less the estimated cost of completion and the estimated costs necessary to make the sale. We perform analyses of slow-moving or obsolete inventory periodically and any necessary valuation reserves, which could potentially be significant, are included in the period in which the evaluations are completed. Inventory impairments result in a new cost basis for accounting purposes. The impairment of inventory at December 31, 2014 and 2013, totaled $4.01 million and $0.89 million, respectively. The increase in the impairment of inventory was due primarily to our strategic business transition away from the public sector to the private sector and our closure of manufacturing facilities.

Income Taxes

Deferred income taxes are provided on an asset and liability approach for financial accounting and reporting of income taxes. Deferred income taxes are recognized for all significant temporary differences at enacted rates and classified as current or non-current based upon the classification of the related asset or liability in the financial statements. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion, or all of the deferred tax asset will not be realized. The Company classifies interest and/or penalties related to unrecognized tax benefits, if any, as a component of income tax provisions.

Goodwill

In accordance with FASB ASC topic 350, we review goodwill impairment annually or more frequently if an event occurs or circumstances change that would reduce the fair value below its carrying value. During the fourth quarter of December 31, 2014, we performed a goodwill impairment test. Our annual impairment analysis indicated that the fair value of our TIT reporting unit was below its carrying value. Accordingly, a goodwill impairment charge of $9.58 million for the TIT reporting unit was charged against earnings. At the same time, our 2014 analysis indicated that the fair value of our CBT reporting unit that was above its carrying value, so we did not record any goodwill impairment for the CBT reporting unit. Also for the year ended December 31, 2014, we recorded $2.33 million of impairment in intangible assets relating to technology and trademarks utilized in hardware manufacturing.

We used the discounted cash flow method to estimate the fair value of our CBT and TIT reporting units. The goodwill impairment analysis is a two-step test on each reporting unit. Determining the fair value of a reporting unit involved the use of significant estimates and assumptions, such as revenue growth rate, gross profit rate, and discount rate.

Goodwill by segment as of December 31, 2014 and 2013 was as follows:

	December 31,
	2014	2013
CBT Segment	$9,210,122	$3,173,879
TIT Segment	14,923,108	24,545,990
Total	$24,133,230	$27,719,869

Any goodwill and any fair value adjustment to the carrying amounts of assets and liabilities as a result of the acquisition of foreign operation shall be treated as assets and liabilities of that foreign operation. Thus they shall be expressed in the functional currency of the foreign operation and shall be translated at the closing rate. As our acquired subsidiaries’ functional currency is RMB, goodwill as a result of these acquisitions is denominated in RMB. As our presentation currency is USD, the change of goodwill balance includes foreign exchange differences between each period or year-end.

Long-Lived Assets

Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. It is reasonably possible that these assets could become impaired as a result of technology or other industry changes. Recoverability of an asset to be held and used is determined by comparing its carrying amount with the net undiscounted future cash flows it should generate. If such asset is considered to be impaired, the impairment to be recognized is measured by how much its carrying amount exceeds its fair value. Assets held for disposal, if any, are reported at the lower of the carrying amount or fair value less costs to sell.

Management reviews impairment of property, plant and equipment if an event occurs or circumstances change that would more likely than not reduce the fair value of the property, plant and equipment to below its carrying value. Management used the discounted cash flow method to estimate the fair value of the property, plant and equipment.

Based on discounted cash flow analysis, management determined approximately $0.83 million and $29.98 million of purchased software were impaired during the year ended December 31, 2014 and 2013, respectively.

Recent Accounting Pronouncements

Please refer to Note 2 to our audited consolidated financial statements for a discussion of relevant pronouncements.

B. Liquidity and Capital Resources

As of December 31, 2014, we had cash and cash equivalents of $11.19 million.

Our customers have historically been mostly public sector entities who use our products and services to improve their service quality and operational efficiency. Over the past several years, we diversified our customer base beyond the public sector into the private sector. Our customer base of accounts receivable has changed from 346 as of December 31, 2012, to 324 as of December 31, 2013 and to 370 as of December 31, 2014.

Due to the Chinese government’s implementation of macroeconomic tightening policies since the second quarter of 2011, government customers have slowed their payment of our accounts receivable. Historically, government customers generated over half of our accounts receivable. The percentage of total accounts receivable attributable to government customers was 73% and 74% as of December 31, 2014 and 2013, respectively.

Although we have not experienced any significant failure in the collection of accounts receivable from government customers, the slowdown in payments described above has led us to conclude that the recoverability of these accounts receivables has declined substantially. As a result, we have increased our provision for doubtful accounts significantly during 2013 and 2012. The net accounts receivable that were outstanding for longer than one year accounted for 9% and 45% of total accounts receivable as of December 31, 2014 and December 31, 2013, respectively. Government customers accounted for 85% of all net accounts receivable outstanding for longer than one year as of December 31, 2014 and 2013.

In previous years, with respect to private-sector customers, we generally provided for a payment period of 90 days and for certain strategic customers, we extended the payment period to up to 120 days. In 2015, we have implemented far more stringent cash collection policies than ever before. With our private-sector customers, we generally require 30% of cash down payment at the signing of a sales contract and the reminder 70% to be paid prior to product shipment.

Management performs ongoing credit evaluations, and we maintain an allowance for potential credit losses based upon our loss history and our aging analysis. We estimated that the amount of probable credit losses in existing accounts receivable was equal to the allowance for doubtful accounts of $8.83 million as of December 31, 2014 and $60.70 million at December 31, 2013. The following table describes the movement in the allowance for doubtful accounts during the year ended December 31, 2014:

Balance at January 1, 2014	$60,698,679
Increase in allowance for doubtful accounts	9,756,807
Amounts written off as uncollectible	(59,208,806)
Amounts recovered during the year	(1,907,171)
Foreign exchange difference	(511,336)
Balance at December 31, 2014	$8,828,173

The following table summarizes the key cash flow components from our consolidated statements of cash flows for the periods indicated.

Cash Flows

	Year Ended December 31,
	2014	2013	2012
Net cash used in operating activities	$(12,629,525)	$(11,377,540)	$(9,267,510)
Net cash provided by (used in) investing activities	6,320,709	(3,228,301)	(5,560,549)
Net cash provided by financing activities	6,395,388	14,718,305	11,476,165
Effects of exchange rate changes on cash and cash equivalents	19,027	223,130	80,258
Net increase (decrease) in cash and cash equivalents	105,599	335,594	(3,271,636)
Cash and cash equivalents at beginning of the year	11,083,592	10,747,998	14,019,634
Cash and cash equivalents at end of the year	11,189,191	11,083,592	10,747,998

Operating Activities

Net cash used in operating activities was $12.63 million for the year ended December 31, 2014, an increase of $1.25 million from the $11.38 million of net cash used in operating activities for the year ended December 31, 2013, mostly due to the increased cash used for working capital during the year ended December 31, 2014.

Net cash used in operating activities was $11.38 million for the year ended December 31, 2013, an increase from $9.27 million in net cash used in operating activities for the year ended December 31, 2012. The increase was primarily due to the increased business operational loss during the year ended December 31, 2013.

Investing Activities

Net cash provided by investing activities was $6.32 million for the year ended December 31, 2014 as compared with net cash used in investing activities of $3.23 million for the year ended December 31, 2013. The change was primarily due to the receipt of $13.02 million deposit for assets held for sale and receipt of $3.36 million from the government for land use rights during the year ended December 31, 2014, which was partially offset by $5.95 million of cash paid for acquisition of Biznest, $2.73 million for software development costs, $0.86 for property and equipment, and $0.76 million of cash paid to certain shareholders of Geo and Zhongtian.

Net cash used in investing activities was $3.23 million for the year ended December 31, 2013, as compared to $5.56 million for the year ended December 31, 2012. The decrease was primarily due to a payment of $2.51 million for the purchase of land use rights during the year ended December 31, 2012.

Financing Activities

Net cash provided by financing activities was $6.40 million for the year ended December 31, 2014, as compared to $14.72 million for the year ended December 31, 2013. The decrease was mainly attributable to $5.32 million of decreases in cash received from restricted shares issued to company employees, $2.59 million of capital injection from minority shareholders of Geo made in 2013, $2.54 million of decrease in net borrowings on short-term loans, and $1.71 million of decrease in cash used for repurchase of ordinary shares.

Net cash provided by financing activities was $14.72 million for the year ended December 31, 2013, as compared to $11.48 million net cash provided by financing activities for the year ended December 31, 2012. The change was mainly attributable to $9.0 million in cash received for ordinary shares and a $2.59 million capital injection received from minority shareholders of Geo, offset by a $2.60 million decrease in net borrowings on short-term loans, a $1.42 million decrease in restricted cash related to bank borrowings, and a $3.0 million payment for stock repurchased by the Company.

Loan Facilities

As of December 31, 2014 and 2013, our loan facilities were as follows:

Short-term bank loans

	December 31,
	2014	2013
Secured short-term loans	$54,767,968	$51,160,152
Unsecured short-term loans	7,819,200	7,693,901
Add: amounts due within one year under long-term loan contracts	97,675	94,279
Total short-term bank loans	$62,684,843	$58,948,332

Long-term bank loans

	December 31,
	2014	2013
Secured long-term loans	$312,305	$406,826
Less: Amounts due within one year under long-term loan contracts	(97,675)	(94,279)
Total long-term bank loans	$214,630	$312,547

The covenants or financial restrictions related to our outstanding debt obligations as of December 31, 2014 are as follows: (1) a certain subsidiary that is party to the loan should maintain a certain level of tangible assets; (2) the subsidiary should maintain a certain level of cash in its bank accounts; and (3) the subsidiary should inform the bank 30 days before any of the following events occurs (if the bank determines that such event will cause a material impact to the bank loan, the subsidiary may perform the event only upon receipt of the approval of the bank):

  dispose material assets constituting over 10% of the total net assets by sale, bestowment, lending, transfer, mortgage, pledge or any other means;
  distribute over 30% of the current year’s after tax profits, or over 20% of the total retained earnings; and

  make new investments outside its current operations which constitute over 20% of its net assets.

As of December 31, 2014, we were in compliance with the above covenants.

We believe that our current cash and cash equivalents, expected cash flow from operations, and proceeds from the sale of our hardware manufacturing facility in 2015 (approximately $28.5 million, net of our collateralized loan repayment)will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures for at least the next 12 months. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash and amounts available under existing credit facilities are insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities, or borrow from lending institutions. We can make no assurances that financing will be available in the amounts we need, or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would dilute the interests of our current shareholders. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

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

The following table provides the amount of our statutory general reserve, the amount of restricted net assets, consolidated net assets, and the amount of restricted net assets as a percentage of consolidated net assets, as of December 31, 2014 and 2013:

	December 31,
	2014	2013
PRC general reserve	$14,755,946	$14,629,369
Restricted net assets and retained earnings related to covenants of existing bank loans	-	19,644,000
Total restricted net assets	$14,755,946	$34,273,369
Consolidated net assets	$19,508,247	$37,348,774
Restricted net assets as percentage of consolidated net assets	75.64%	91.77%

As of December 31, 2014, the bank loan with restriction terms on net assets was expired. An offshore holding company, as a shareholder of a FIE can make loans to the FIE, provided the parties comply with PRC regulations governing such loans. Our parent company can make a shareholder loan to a PRC subsidiary provided that (i) the amount of the loan does not exceed the difference between the total investment and registered capital as approved by the local Administration for Industry and Commerce that issued the business license of the subsidiary; and (ii) before the loan can be converted into RMB, the subsidiary reports to SAFE the intended use of proceeds (which cannot be to purchase domestic assets). The subsidiary can finance the operations of iASPEC in accordance with the terms of the MSA with iASPEC.

As of December 31, 2014, the breakdown of our cash and cash equivalents (including restricted cash) was as follows:

	December 31,
	2014	2013
Cash located outside of the PRC	$739,076	$921,292
Cash held by VIEs	9,994,949	8,926,829
Cash held by other entities located in the PRC (except VIEs noted above)	12,388,664	11,581,296
	$23,122,689	$21,429,417

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

For the years ended December 31, 2014, 2013 and 2012, our researched and development expenses amounted to $3.04, $2.92 million and 4.95 million, respectively, accounting for approximately 4.46%, 3.83% and 5.73%, of our total revenue, respectively. These expenses consist primarily of personnel-related expenses, as well as costs associated with new software and hardware development and enhancement.

As of December 31, 2014, we had approximately 477 employees devoted to our research and development efforts, which are aimed at developing new products, improving existing products, improving overall product quality, and reducing production costs.

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

F. Tabular Disclosure of Contractual Obligations

The table below shows our material contractual obligations as of December 31, 2014.

	Payments Due by Period
		Less than			More than
Contractual Obligations	Total	1 year	1-3 years	3-5 years	5 years
Operating Lease Obligations	$1,005,269	$500,205	$505,064	$-	$-
Purchase Obligations	10,332,799	10,332,799	-	-	-
Interest payable on long-term bank loans	16,934	9,105	7,805	24	-
Long-term bank loans	312,305	97,675	205,756	8,874	-
Total	$11,667,307	$10,939,784	$718,625	$8,898	$-

G. Safe Harbor

See “Introductory Notes—Forward-Looking Information.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information regarding our directors and senior management, as well as employees upon whose work we are dependent, as of the date of this annual report.

NAME	AGE	POSITION
Jianghuai Lin	45	Chairman of the Board, Chief Executive Officer
Robin Yang	43	Chief Financial Officer
Zhiqiang Zhao	43	Director and Chief Operating Officer
Guangyuan Zong	40	Chief Marketing Officer
Zhiyao Yu	33	Chief Technology Officer
Zhishan Liang	38	Chief Product Officer
Yunsen Huang	68	Director
Yong Jiang	40	Director
Remington C.H. Hu	48	Director

Jianghuai Lin | Chairman of the Board & Chief Executive Officer
Mr. Lin holds a Master degree of Software Engineering from Wuhan University. He is now a member of Shenzhen Youth Federation and the Vice President of Shenzhen Young Entrepreneurs Association. During the period from September 2000 to June 2004, Mr. Lin served as the President of Hong Kong United Development Group. Since July 2004, Mr. Lin has been serving as the Chairman and General Manager of iAPSEC Software Company Ltd. and was elected Director of the Board of CNIT in September 2006, and later he served as the Company’s CEO and President in October in the same year. He was also the General Manager of InfoSec Technology (China) Co., Ltd., a CNIT subsidiary, since its formation in January 2006.

Robin Yang | Chief Financial Officer
Ms. Yang received a B.A. from Yantai University in 1994 and an M.B.A from University of Arkansas in 1997. She holds the Chartered Financial Analyst (CFA) designation. She brings thirteen years of buy-side and sell-side experience in U.S. capital markets. Previously, Robin was the Director of Research at Harbert Management Corporation, a US-based hedge fund with $2 billion of assets under management, where she led the investment idea generation for its global emerging market fund. Prior to that, Robin was a senior analyst at Jayhawk Capital, where she co-managed the firm’s China mutual fund and conducted bottom-up investment research for the firm’s China hedge fund and private equity fund. Before that, Robin led the research coverage of the enterprise software industry at Stephens Inc., an investment bank specializing in advising small and mid cap companies in the U.S. She started her career at American Airlines as a financial analyst managing accounts payable.

Zhiqiang Zhao | Director and Chief Operating Officer
Mr. Zhao holds a Bachelor degree in Mechanical & Electrical Engineering from Inner Mongolia University. He has extensive experience in corporate operations and integrations, strategy planning and human resources management. From March 2003 to March 2005, Mr. Zhao served as Supervisor of Human Resources for the Foxconn Technology Group; from April 2005 to July 2006, as Admin and Human Resource Director of iASPEC; and from July 2006 to August 2010, as Deputy General Manager of iASPEC. From November 2010, Mr. Zhao began serving as the COO and Vice President of CNIT. From August 2010, he was vice chairman of iASPEC, and from July 2011, Mr. Zhao began serving as General Manager of ISIOT (formerly HPC Electronics (Shenzhen) Ltd.).

Guangyuan Zong | Chief Marketing Officer
Mr. Zong has over ten years combined experience in capital management, marketing development and business operations. He has been the Executive Vice President of IST, a wholly-owned subsidiary of CNIT since July 2010. From July 2009 to July 2010, he served as the Deputy General Manager of ISIOT (formerly HPC Electronics (Shenzhen) Ltd.) and as the Company’s Investment Manager from December 2007 to June 2009. Prior to that, Mr. Zong was a co-director of Jufu Asset Management Ltd., where he provided tutoring for pre-listing companies. Mr. Zong holds a bachelor degree in Japanese from Nankai University.

Zhiyao Yu | Chief Technology Officer
Mr. Yu is a seasoned IT expert and has a strong research and development background of sophisticated IT products and solutions. He served as the Vice General Manager and R&D Director of TopCloud, since July 2012. From April 2010 to June 2012, he was the R&D Director of Shenzhen Xinling Technology Ltd. From July 2008 to March 2010, Mr. Yu was the Chief Technology Officer of Eading Group and General Manager of Eading Software Ltd. Prior to that, Mr. Yu was an IT Manager of Shenzhen Yihe Technology Ltd. Mr. Yu holds a master degree in Communication Software Network from Nanyang Technological University, Singapore.

Zhishan Liang | Chief Product Officer
Mr. Liang has over fifteen years of experience in the field of interactive smart touch display. He has been the Deputy General Manager of ISIOT (formerly HPC Electronics (Shenzhen) Ltd.), since May 2012, where he monitored the research and development touch panel products and solutions. From March 2003 to May 2010, Mr. Liang was the Vice General Manager of SCT Optronics Company Ltd. Prior to that, he worked in Skyworth Group in charge of product planning and development. Mr. Liang graduated from Fujian Huaqiao University majored in applied electronics.

Mr. Yunsen Huang | Director
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

Dr. Yong Jiang | Director
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

Mr. Remington C.H. Hu | Director
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

B. Compensation

In 2014, we paid an aggregate of approximately $600,000 in cash compensation to our directors and senior management as a group. We do not set aside or accrue any amounts for pension, retirement or other benefits for our directors and senior management. However, we reimburse our directors for out-of-pocket expenses incurred in connection with their services in such capacity.

2013 Equity Incentive Plan

On September 11, 2013, the Board of Directors of the Company adopted the 2013 Equity Incentive Plan, or the 2013 Plan, pursuant to which the Company may offer up to five million ordinary shares as equity incentives to its directors, employees and consultants. Such number of shares is subject to adjustment in the event of certain reorganizations, mergers, combinations, recapitalizations, stock splits, stock dividends, or other change in the corporate structure of the Company affecting the shares issuable under the 2013 Plan. At the Company’s 2013 Annual Meeting of Members, held on December 20, 2013, our shareholders approved the 2013 Plan. As of March 27, 2015, we have issued 4.38 million shares of restricted stock to our officers and employees under the 2013 Plan.

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

Audit Committee and Audit Committee Financial Expert

Our Audit Committee is currently composed of three members: Messrs. Yunsen Huang, Yong Jiang, and Remington C.H. Hu. Our Board of Directors determined that each member of the Audit Committee meets the independence criteria prescribed by applicable regulation and the rules of the SEC for audit committee membership and is an “independent” director within the meaning of the NASDAQ Marketplace Rules. Each Audit Committee member also meets NASDAQ’s financial literacy requirements. Mr. Hu serves as Chair of the Audit Committee.

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

Compensation Committee

Our Compensation Committee is currently composed of three members: Messrs. Yunsen Huang, Yong Jiang, and Remington C.H. Hu, each of whom is “independent” within the meaning of the NASDAQ Marketplace Rules. Mr. Huang serves as Chair of the Compensation Committee.

The purpose of our Compensation Committee discharge the responsibilities of the Company’s Board of Directors relating to compensation of the Company’s executives, to produce an annual report on executive compensation for inclusion in the Company’s proxy statement, if required, and to oversee and advise the Board on the adoption of policies that govern the Company’s compensation programs, including stock and benefit plans. Our chief executive officer may not be present at any Compensation Committee meeting during which his compensation is deliberated. The Compensation Committee is responsible for, among other things:

  Reviewing and approving the compensation structure for corporate officers at the level of corporate vice president and above;

  Overseeing an evaluation of the performance of the Company’s executive officers and approve the annual compensation, including salary, bonus, incentive and equity compensation, for the executive officers;

  Reviewing and approving chief executive officer goals and objectives, evaluate chief executive officer performance in light of these corporate objectives, and set chief executive officer compensation consistent with Company philosophy;

  Making recommendations to the Board regarding the compensation of board members;

  Reviewing and making recommendations concerning long-term incentive compensation plans, including the use of equity-based plans. Except as otherwise delegated by the Board of Directors, the Compensation Committee will act on behalf of the Board of Directors as the “Committee” established to administer equity-based and employee benefit plans, and as such will discharge any responsibilities imposed on the Compensation Committee under those plans, including making and authorizing grants, in accordance with the terms of those plans.

Governance and Nominating Committee

Our Governance and Nominating Committee is currently composed of three members: Messrs. Yunsen Huang, Yong Jiang, and Remington C.H. Hu, each of whom is “independent” within the meaning of the NASDAQ Marketplace Rules. Mr. Jiang serves as Chair of the Governance and Nominating Committee.

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

D. Employees

As of December 31, 2014, we had approximately 1210 full-time employees. The following table illustrates the allocation of these employees among the various job functions conducted at our company.

Department	Number of Employees
Research and Development ( including hardware, software and after-sale support)	477
Sales & Marketing	206
Administration & Human Resources	94
Finance and Accounting	46
Management	19
Production	166
Project Execution	202
TOTAL	1210

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

E. Share Ownership

The following table sets forth information regarding beneficial ownership of each class of our voting securities as of march 31, 2015 (i) by each person who is known by us to beneficially own more than 5% of our voting securities; (ii) by each of our officers and directors; and (iii) by all of our officers and directors as a group. Unless otherwise specified, the address of each of the persons set forth below is in care of the Company, 21st Floor, Everbright Bank Building, Zhuzilin, Shenzhen 518040, China.

Name and Address of Beneficial Owner	Office, If Any	Title of Class	Amount and Nature of Beneficial Ownership(1)	Percent of Class(2)
Officers and Directors
Jiang Huai Lin	Chairman, CEO and President	Ordinary Shares	15,164,893	47.0%
Robin Yang	Chief Financial Officer	Ordinary Shares	20,000	*
Zhiqiang Zhao	Director, Chief Operating Officer	Ordinary Shares	113,167	*
Guangyuan Zong	Chief Marketing Officer	Ordinary Shares	150,000	*
Zhiyao Yu	Chief Technology Officer	Ordinary Shares	150,000	*
Zhishan Liang	Chief Product Officer	Ordinary Shares	80,000	*
Yun Sen Huang	Director	Ordinary Shares	0	*
Yong Jiang	Director	Ordinary Shares	0	*
Remington Hu	Director	Ordinary Shares	0	*
All officers and directors as a group (9 persons named above)		Ordinary Shares	15,678,060	48.6%
5% Security Holders
Jiang Huai Lin		Ordinary Shares	15,164,893	47.0%

* Less than 1%

(1)

Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to our ordinary shares.

(2)

As of March 27, 2015, a total of 32,263,875 ordinary shares are considered to be outstanding pursuant to SEC Rule 13d-3(d)(1). For each Beneficial Owner above, any securities that are exercisable or convertible within 60 days have been included in the denominator.

None of our major shareholders have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to Item 6 “Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

The following includes a summary of transactions since the 2012 fiscal year between us and certain related persons. We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’slength transactions.

  Approximately 8% of Xiamen Yili Geo Information Technology Co., Ltd., or Yili, is owned by Geo, iASPEC’s subsidiary. As of December 31, 2014, Yili had $10,007 outstanding balance due to Geo, consisting of accounts receivable from sales.

  Approximately 9% of Wuhan Geo Navigation and Communication Technology Co., Ltd., or Geo Navigation, is owned by Geo. Geo Navigation has made non-interest-bearing cash advances to Geo, and on December 31, 2014, a balance of $99,399 remained outstanding. We intend to repay this balance as soon as possible.

  Mr. Lin, the CEO of the Company, provided the Company with RMB5.5 million (US$895,950) of personal loan without charging any interest on December 25, 2013. The due date of such loan was extended to December 26, 2015.

  iASPEC, Bocom, Zhongtian, and Geo lease office spaces in a building personally owned by Mr. Lin, CEO of the Company. Consequently, the Company paid Mr. Lin approximately $331,029, $166,638 and $250,661 of rental expenses during the years ended December 31, 2014, 2013 and 2012, respectively. In 2013, after our corporate restructuring, some of our staff relocated their offices to another building not owned by Mr. Lin, and thus our rental expenses paid to Mr. Lin during 2013 declined to $166,638 from $250,661 in 2012. In 2014, due to the staff expansion after our acquisition of Biznest, we relocated some of our staff back into the building owned by Mr. Lin. As a result, our rental expenses paid to Mr. Lin increased to $331,029 in 2014 from $166,638 in 2013.

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

	Closing Prices
	High	Low
Annual Market Prices
2010	$7.00	$4.52
2011	5.22	0.63
2012	1.59	0.62
2013	7.23	0.91
2014	7.46	3.43

Quarterly Market Prices
1st Quarter 2013	$1.38	$0.91
2nd Quarter 2013	3.14	1.01
3rd Quarter 2013	6.81	2.49
4th Quarter 2013	7.23	4.25
1st Quarter 2014	7.46	4.07
2nd Quarter 2014	5.64	3.89
3rd Quarter 2014	5.56	3.92
4th Quarter 2014	4.48	3.43

Monthly Market Prices
October 2014	$4.02	$3.43
November 2014	4.48	3.79
December 2014	4.41	3.51
January 2015	3.92	3.49
February 2015	3.60	3.16
March 2015 (up to March 27, 2015)	4.62	3.27

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

Under BVI law, shareholders are not entitled to dissenters’ rights in relation to liquidation.

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

On August 29, 2008, SAFE promulgated Circular 142 which regulates the conversion by a foreign-funded enterprise of foreign currency into RMB by restricting how the converted RMB may be used. In addition, SAFE promulgated Circular 45 on November 9, 2011 in order to clarify the application of Circular 142. Under Circular 142 and Circular 45, the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of foreign-invested enterprises. The use of such RMB capital may not be changed without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations of Circular 142 and Circular 45 could result in severe penalties, such as heavy fines as set out in the relevant foreign exchange control regulations.

SAFE also promulgated Circular 59 in November 2010, which tightens the regulation over settlement of net proceeds from overseas offerings and requires, among other things, the authenticity of settlement of net proceeds from offshore offerings to be closely examined and the net proceeds to be settled in the manner described in the offering documents.

In May, 2013 SAFE promulgated Circular 21 which provides for and simplifies the operational steps and regulations on foreign exchange matters related to direct investment by foreign investors, including foreign exchange registration, account opening and use, receipt and payment of funds, and settlement and sales of foreign exchange.

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

Sale or Other Disposition

U.S. holders of our ordinary shares will recognize taxable gain or loss on any sale, exchange, or other taxable disposition of ordinary shares equal to the difference between the amounts realized for the ordinary shares and the U.S. holder’s tax basis in the ordinary shares. This gain or loss generally will be capital gain or loss. Under current law, non-corporate U.S. holders, including individuals, are eligible for reduced tax rates if the ordinary shares have been held for more than one year. The deductibility of capital losses is subject to limitations. A U.S. holder may be eligible to claim a foreign tax credit with respect to any PRC withholding tax imposed on gain from the sale or other disposition of ordinary shares. However, the foreign tax credit rules are complex, and their application in connection with Section 7874 of the Code and the U.S.-PRC Tax Treaty is not entirely clear at this time. U.S. holders should consult their own tax advisors with respect to any benefits they may be entitled to under the foreign tax credit rules and the U.S.-PRC Tax Treaty.

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

Any dividends paid to a non-U.S. holder by us are treated as income derived from sources within the United States and generally will be subject to U.S. federal income tax withholding at a rate of 30% of the gross amount of the dividends, or at a lower rate provided by an applicable income tax treaty if non-U.S. holders provide proper certification of eligibility for the lower rate (usually on IRS Form W-8BEN or Form W-8BEN-E). Dividends received by a non-U.S. holder that are effectively connected with such holder’s conduct of a U.S. trade or business (and, if an income tax treaty applies, are attributable to a permanent establishment maintained by the non-U.S. holder in the U.S.) are exempt from such withholding tax, provided that applicable certification requirements are satisfied. In such case, however, non-U.S. holders will be subject to U.S. federal income tax on such dividends, net of certain deductions, at the rates applicable to U.S. persons. In addition, corporate non-U.S. holders may be subject to an additional branch profits tax equal to 30% or such lower rate as may be specified by an applicable tax treaty on dividends received that are effectively connected with the conduct of a trade or business in the United States.

If non-U.S. holders are eligible for a reduced rate of U.S. withholding tax pursuant to an applicable income tax treaty, such non-U.S. holders may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Sale or Other Disposition

Except as described below for a reduced rate of U.S. withholding tax pursuant to an applicable income tax treaty, any gain realized by a non-U.S. holder upon the sale or other disposition of our ordinary shares generally will not be subject to U.S. federal income tax unless:

  the gain is effectively connected with the conduct of a trade or business in the United States by such non- U.S. holder, and, if an income tax treaty applies, is attributable to a permanent establishment maintained by such non- U.S. holder in the U.S.;
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

Information Reporting and Backup Withholding

Payments of dividends or of proceeds on the disposition of stock made to a holder of our ordinary shares may be subject to information reporting and backup withholding at a current rate of 28% unless such holder provides a correct taxpayer identification number on IRS Form W-9 (or other appropriate withholding form) or establishes an exemption from backup withholding, for example by properly certifying the holder’s non-U.S. status on a Form W-8BEN, Form W-8BEN-E or another appropriate version of IRS Form W-8. Payments of dividends to holders must generally be reported annually to the IRS, along with the name and address of the holder and the amount of tax withheld, if any. A similar report is sent to the holder. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in the holder’s country of residence.

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

Interest Rate Risk

We deposit surplus funds with Chinese banks earning daily interest. We do not invest in any instruments for trading purposes. Most of our outstanding debt instruments carry fixed rates of interest. Our operations generally are not directly sensitive to fluctuations in interest rates. The amount of long-term debt outstanding as of December 31, 2014 and 2013 was $0.2 million and $0.3 million, respectively. A hypothetical 1.0% increase in the annual interest rates for all of our credit facilities under which we had outstanding borrowings at December 31, 2014 would decrease net income before income taxes by approximately $0.36 million, or less than 1% for the year ended December 31, 2014. Management monitors the banks’ prime rates in conjunction with our cash requirements to determine the appropriate level of debt balances relative to other sources of funds. We have not entered into any hedging transactions in an effort to reduce our exposure to interest rate risk.

Foreign Exchange Risk

While our reporting currency is the U.S. dollar, substantially all of our consolidated revenues and consolidated costs and expenses are denominated in RMB. Substantially all of our assets are denominated in RMB except for cash. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between the U.S. dollar and the RMB. If the RMB depreciates against the U.S. dollar, the value of our RMB revenues, earnings and assets as expressed in our U.S. dollar financial statements will decline. Assets and liabilities are translated at exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and equity is translated at historical exchange rates. Any resulting translation adjustments are not included in determining net income but are included in determining other comprehensive income, a component of equity. An average appreciation (depreciation) of the RMB against the U.S. dollar of 5% would increase (decrease) our comprehensive income by $4.67 million based on our outstanding revenues, costs and expenses, assets and liabilities denominated in RMB as of December 31, 2014. As of December 31, 2014, our accumulated other comprehensive income was $24.8 million. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

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

As required by Rule 13a-15(e), our management has carried out an evaluation, with the participation and under the supervision of our Chief Executive Officer, Mr. Jiang Huai Lin and our Chief Financial Officer, Ms. Robin Yang, of the effectiveness of the design and operation of our disclosure controls and procedures, as of December 31, 2014. Based upon, and as of the date of this evaluation, Mr. Lin and Ms. Yang, determined that, as of December 31, 2014, our disclosure controls and procedures were effective.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2014. In making this assessment, management used the framework set forth in the report entitled Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company’s internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Based on our assessment, we determined that, as of December 31, 2014, our internal control over financial reporting was effective based on those criteria.

Attestation Report of the Registered Public Accounting Firm

Because the Company is a non-accelerated filer, this annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting during the fiscal year ended December 31, 2014 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Remington C.H. Hu is an “audit committee financial expert” and that he is an “independent director” as defined by the rules and regulations of NASDAQ.

ITEM 16B.	CODE OF ETHICS

Our amended and restated code of ethics conforms to the rules and regulations of NASDAQ. The code of ethics applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer, and addresses, among other things, honesty and ethical conduct, conflicts of interest, compliance with laws, regulations and policies, including disclosure requirements under the federal securities laws, confidentiality, trading on inside information, and reporting of violations of the code. A copy of the code of ethics has been filed as Exhibit 14 to the annual report on Form 10-K of CITN filed on March 31, 2008. Our code of ethics is also posted on the corporate governance page of our website at www.chinacnit.com. During the fiscal year ended December 31, 2014, there were no waivers of our code of ethics.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with services rendered by our principal external auditors for the periods indicated.

	Fiscal Year Ended December 31,
	2014	2013
Audit Fees	$300,000	$305,500
Audit-Related Fees	9,496	8,227
Tax Fees	49,737	42,229
TOTAL	$359,233	$355,956

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

We have not asked for, nor have we been granted, an exemption from the applicable listing standards for our Audit Committee.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Below is a table containing information about purchases made by us or by affiliated purchasers.

Period	Total Number of Shares Purchased(1)	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
January 1, 2014 – January 31, 2014	76,368	$6.34	717,448	$4.72 million
February 1, 2014 – February 28, 2014	-	-	-	$4.72 million
March 1, 2014 – March 31, 2014	-	-	-	$4.72 million
April 1, 2014 – April 30, 2014	-	-	-	$4.72 million
May 1, 2014 – May 31, 2014	-	-	-	$4.72 million
June 1, 2014 – June 30, 2014	-	-	-	$4.72 million
July 1, 2014 – July 31, 2014	-	-	-	$4.72 million
August 1, 2014 – August 31, 2014	-	-	-	$4.72 million
September 1, 2013 – September 30, 2014	-	-	-	$4.72 million
October 1, 2014 – October 31, 2014	-	-	-	-
November 1, 2014 – November 30, 2014	-	-	-	$10 million
December 1, 2014 – December 31, 2014	-	-	-	$10 million

(1) On September 30, 2013, the Board of Directors of the Company authorized a repurchase of up to $9 million of the Company’s ordinary shares over 12 months pursuant to a stock repurchase program. On November 15, 2014, the Board of Directors authorized a $10 million share repurchase program over the next 12 months, in a manner consistent with market conditions and the interest of shareholders. The timing and scale of any purchases depend upon market conditions, the trading price of the Company’s ordinary shares and other factors, and are subject to applicable legal restrictions related to volume, price and timing, including but not limited to, Rule 10b-18 promulgated under the Securities Exchange Act of 1934, as amended.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

NASDAQ Listing Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” with respect to certain corporate governance matters. We are not currently relying on any “home country practice” in lieu of any requirement of the NASDAQ Listing Rules.

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

Date: March 31, 2015	CHINA INFORMATION TECHNOLOGY, INC.

/s/ Jiang Huai Lin
Jiang Huai Lin
Chief Executive Officer

CHINA INFORMATION TECHNOLOGY, INC.
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
China Information Technology, Inc.

We have audited the accompanying consolidated balance sheets of China Information Technology, Inc. and its subsidiaries and variable interest entity (the “Company”) as of December 31, 2014 and 2013 and the related consolidated statements of loss, comprehensive loss, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2014 and 2013, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

/s/ GHP HORWATH, P.C.

Denver, Colorado
March 31, 2015

CHINA INFORMATION TECHNOLOGY, INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2014 AND 2013
Expressed in U.S. dollars (Except for share amounts)

	NOTES	December 31	December 31
		2014	2013
ASSETS

CURRENT ASSETS
Cash and cash equivalents		$11,189,191	$11,083,592
Restricted cash		11,933,498	10,345,825
Accounts receivable, net	2 (f)	23,813,678	22,716,298
Bills receivable		358,273	1,097,025
Advances to suppliers		3,600,845	8,331,149
Amounts due from related parties	7	109,406	508,355
Inventories	8	5,418,446	15,655,723
Other current assets	16	14,820,715	10,975,335
Deferred tax assets	15	736,568	498,459
Assets held for sale-current	9	13,032,000	-
TOTAL CURRENT ASSETS		85,012,620	81,211,761

Assets held for sale-noncurrent	9	20,270,434	-
Deposit for purchase of land use rights	12 (a)	14,799,874	18,237,303
Long-term investments	10	2,648,378	2,661,385
Property, plant and equipment, net	11	12,803,185	31,531,027
Land use rights, net	12 (b)	-	13,222,442
Intangible assets, net	12 (c)	15,459,340	14,307,939
Goodwill	6	24,133,230	27,719,869
Deferred tax assets	15	4,278,748	347,264
TOTAL ASSETS		$179,405,809	$189,238,990

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Short-term bank loans	13	$62,684,843	$58,948,332
Accounts payable		20,810,765	17,857,866
Bills payable	14	24,228,181	26,549,982
Advances from customers		2,754,644	4,623,283
Accrued payroll and benefits		3,016,771	2,845,977
Deposit for assets held for sale	9	13,032,000	-
Other payables and accrued expenses		9,190,614	12,544,571
Amounts due to related parties	7	851,262	900,350
Income tax payable		3,750,088	3,720,807
TOTAL CURRENT LIABILITIES		140,319,168	127,991,168

Long-term bank loans	13	214,630	312,547
Amounts due to related parties	7	13,065	13,129
Deferred tax liabilities	15	280,137	742,696
TOTAL LIABILITIES		140,827,000	129,059,540

COMMITMENTS AND CONTINGENCIES

Ordinary shares, par $0.01; shares issued and outstanding, 2014; 475,000 shares; 2013: 725,000 shares	18	1,425,000	2,175,000

EQUITY
Ordinary shares, par $0.01; authorized capital 100,000,000 shares; shares issued and outstanding, 2014:31,768,875 shares; 2013:28,641,528 shares	18	335,271	309,076
Treasury shares, 2014:717,448 shares; 2013:1,225,311 shares	18	(4,290,000)	(4,814,775)
Additional paid-in capital		126,862,049	115,668,644
Reserve		14,755,946	14,629,369
Deficit earnings		(142,910,476)	(113,513,766)
Accumulated other comprehensive income		24,755,457	25,070,226
Total equity of the Company		19,508,247	37,348,774
Non-controlling interest		17,645,562	20,655,676
Total equity		37,153,809	58,004,450

TOTAL LIABILITIES AND EQUITY		$179,405,809	$189,238,990

The accompanying notes are an integral part of these consolidated financial statements

CHINA INFORMATION TECHNOLOGY, INC.
CONSOLIDATED STATEMENTS OF LOSS
YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
Expressed in U.S. dollars (Except for share amounts)

	NOTES	2014	2013	2012
Revenue – Hardware		$23,866,645	$46,649,847	$45,690,706
Revenue – Software		25,389,636	16,172,885	18,597,383
Revenue - System integration		17,490,371	11,701,929	20,905,251
Revenue – Others		1,411,047	1,620,723	1,184,115
TOTAL REVENUE		68,157,699	76,145,384	86,377,455

Cost – Hardware sold		18,769,868	38,829,515	40,119,790
Cost - Software sold		11,438,935	10,309,838	8,904,134
Cost - System integration		14,141,775	8,477,128	15,964,817
Cost – Others		1,337,597	1,253,759	889,234
TOTAL COST		45,688,175	58,870,240	65,877,975

GROSS PROFIT		22,469,524	17,275,144	20,499,480

Administrative expenses		27,608,259	92,930,409	52,800,320
Research and development expenses		3,037,161	2,915,641	4,951,166
Selling expenses		9,042,005	8,820,434	9,786,220
Impairment of property, plant and equipment		827,319	29,976,990	11,809,432
Impairment of intangible assets and goodwill		11,914,144	2,008,249	26,901,574
LOSS FROM OPERATIONS		(29,959,364)	(119,376,579)	(85,749,232)

Subsidy income		2,237,079	3,063,005	1,709,246
Other income (loss), net		(260,746)	1,097,233	(1,466,789)
Interest income		435,381	460,381	343,289
Interest expense		(6,593,549)	(5,553,522)	(4,646,818)

LOSS BEFORE INCOME TAXES		(34,141,199)	(120,309,482)	(89,810,304)

Income tax benefit (expense )	15	4,388,901	(1,896,545)	(812,254)

NET LOSS		(29,752,298)	(122,206,027)	(90,622,558)
Less: Net loss attributable to the non-controlling interest	3	520,951	2,969,204	992,050
NET LOSS ATTRIBUTABLE TO THE COMPANY		$(29,231,347)	(119,236,823)	$(89,630,508)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING
Basic and Diluted	4	30,601,209	27,356,504	27,017,780

LOSS PER SHARE ATTRIBUTABLE TO THE COMPANY
Basic and Diluted	4	$(0.96)	$(4.36)	$(3.32)

The accompanying notes are an integral part of these consolidated financial statements

CHINA INFORMATION TECHNOLOGY, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
Expressed in U.S. dollars

	2014	2013	2012
Net loss	$(29,752,298)	$(122,206,027)	$(90,622,558)
Other comprehensive (loss) income:
Foreign currency translation (loss) gain	(373,040)	3,935,119	2,128,770
Comprehensive loss	(30,125,338)	(118,270,908)	(88,493,788)
Comprehensive loss attributable to the non-controlling interest	579,222	2,293,247	749,085
Comprehensive loss attributable to the Company	$(29,546,116)	$(115,977,661)	$(87,744,703)

The accompanying notes are an integral part of these consolidated financial statements

CHINA INFORMATION TECHNOLOGY, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
Expressed in U.S. dollars (Except for share amounts)

	Ordinary shares		Treasury Shares		Additional			Accumulated other	Non
	Par value $0.01		Par value $0.01		Paid-in		Retained	comprehensive	controlling
	Shares	Amount	Shares	Amount	Capital	Reserve	(Deficit)	income	interest	Total
							Earnings
BALANCE AS AT JANUARY 1, 2012	27,591,462	$286,326	(360,627)	$(695,514)	$101,261,307	$14,488,533	$95,600,619	$19,925,259	$21,673,156	$252,539,686
Purchase of treasury shares (Note 18)	-	-	(223,604)	(315,577)	-	-	-	-	-	(315,577)
Rounding impact of share changes due to one for two reverse stock split of ordinary shares	377	-	-	-	-	-	-	-	-	-
Net loss for the year	-	-	-	-	-	-	(89,630,508)	-	(992,050)	(90,622,558)
Foreign currency translation gain	-	-	-	-	-	-	-	1,885,805	242,965	2,128,770
Transfer to reserve (Note 17)	-	-	-	-	-	44,054	(44,054)	-	-	-
Capital injection by minority shareholders to Zhongtian (Note 1)	-	-	-	-	-	-	-	-	283,612	283,612
Changes in a Parent’s Ownership Interest in Zhongtian (Note 1)	-	-	-	-	-	-	(122,034)	-	122,034	-
BALANCE AS AT DECEMBER 31,2012	27,591,839	$286,326	(584,231)	$(1,011,091)	$101,261,307	$14,532,587	$5,804,023	$21,811,064	$21,329,717	$164,013,933
Purchase of treasury shares (Note 18)	-	-	(641,080)	(3,803,684)	-	-	-	-	-	(3,803,684)
Issuance of ordinary shares to employees for cash (Note 18)	3,000,000	30,000	-	-	8,970,000		-	-	-	9,000,000
Reclassification of ordinary shares to temporary equity (Note 18)	-	(7,250)	-	-	(2,167,750)		-	-	-	(2,175,000)
Stock based compensation (Note 18)	-	-	-	-	6,900,000		-	-	-	6,900,000
Net loss for the year	-	-	-	-	-	-	(119,236,823)		(2,969,204)	(122,206,027)
Foreign currency translation gain	-	-	-	-	-	-	-	3,259,162	675,957	3,935,119
Transfer to reserve (Note 17)	-	-	-	-	-	96,782	(96,782)		-	-
Changes in Parent’s Ownership Interests in Zhongtian (Note 1)	-	-	-	-	-	-	211,410	-	(211,410)	-
Purchase of shares by iASPEC from minority shareholders in Zhongtian (Note 1)	-	-	-	-	-	-	-	-	(381,420)	(381,420)
Changes in Parent’s Ownership Interests in Geo (Note 1)	-	-	-	-	-	-	(195,594)	-	195,594	-
Capital injection by minority shareholders to Geo (Note 1)	-	-	-	-	705,087	-	-	-	2,016,442	2,721,529
BALANCE AS AT DECEMBER 31,2013	30,591,839	$309,076	(1,225,311)	$(4,814,775)	$115,668,644	$14,629,369	$(113,513,766)	$25,070,226	$20,655,676	$58,004,450
Purchase of treasury stock (Note 18)	-	-	(76,368)	(486,316)	-	-	-	-	-	(486,316)
Issuance of ordinary shares to employees for cash (Note 18)	920,757	9,208	-	-	3,673,820	-	-	-	-	3,683,028
Stock-based compensation (Note18)	-	-	-	-	81,615	-	-	-	-	81,615
Issuance of ordinary shares to acquire additional ownership from minority shareholders in Geo and Zhongtian (Notes 1 and 18)	439,503	4,395	-	-	1,753,618	-	-	-	(1,758,013)	-
Issuance of ordinary shares for consulting services (Note 18)	50,000	500	-	-	205,500	-	-	-	-	206,000
Cancellation of ordinary shares	(584,231)	(5,842)	584,231	1,011,091	(1,005,249)	-	-	-	-	-
Reclassification of temporary equity to ordinary shares (Note 18)	-	2,500	-	-	747,500	-	-	-	-	750,000
Ordinary shares issued for acquisition of Biznest (Notes 5 and 18)	1,543,455	15,434	-	-	5,736,601	-	-	-	-	5,752,035
Net loss for the year	-	-	-	-	-	-	(29,231,347)		(520,951)	(29,752,298)
Foreign currency translation loss	-	-	-	-	-	-	-	(314,769)	(58,271)	(373,040)
Transfer to reserve (Note 17)	-	-	-	-	-	126,577	(126,577)	-	-	-
Changes in a Parent’s Ownership Interest in Geo (Note 1)	-	-	-	-	-	-	(4,533)	-	4,533	-
Purchase of shares by iASPEC from minority shareholders in GEO (Note 1)	-	-	-	-	-	-	-	-	(61,698)	(61,698)
Changes in a Parent’s Ownership Interest in Zhongtian (Note 1)	-	-	-	-	-	-	(34,253)	-	34,253	-
Purchase of shares by iASPEC from minority shareholders in Zhongtian (Note 1)	-	-	-	-	-	-	-	-	(649,967)	(649,967)
BALANCE AS AT DECEMBER 31,2014	32,961,323	$335,271	(717,448)	$(4,290,000)	$126,862,049	$14,755,946	$(142,910,476)	$24,755,457	$17,645,562	$37,153,809

The accompanying notes are an integral part of these consolidated financial statements

CHINA INFORMATION TECHNOLOGY, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
Expressed in U.S. dollars

	2014	2013	2012
OPERATING ACTIVITIES
Net loss	$(29,752,298)	$(122,206,027)	$(90,622,558)
Adjustments to reconcile net loss to net cash provided by operating activities:
Provision for losses on accounts receivable and other current assets	9,058,012	68,212,239	27,882,120
Impairment of intangible assets and goodwill	11,914,144	2,008,249	26,901,574
Provision for obsolete inventories	4,007,896	887,525	2,235,574
Depreciation	2,474,415	8,114,611	11,532,635
Amortization of intangible assets and land use rights	2,292,572	2,486,809	2,292,518
(Gain) loss on disposal of property and equipment, net	(20,388)	89,885	2,915,708
Loss on disposal of inventories	476,597	-	-
Stock-based payment compensation for consulting services	120,167	-	-
Stock-based compensation	81,615	6,900,000	-
Impairment of property, plant and equipment	827,319	29,976,990	11,809,432
Dividends received from Xiamen Yili Geo Information
Technology Co., Ltd.	(162,800)	-	(79,268)
Change in deferred income tax	(4,818,786)	1,501,645	306,838

Changes in operating assets and liabilities, net of effects of business acquisitions
(Increase) decrease in accounts receivable	(7,594,307)	510,419	(7,460,031)
Decrease in inventories	5,669,661	773,293	3,579,538
Increase in other receivables and prepaid expenses	(4,116,271)	(4,711,757)	(2,031,433)
Decrease (increase) in advances to suppliers	3,991,102	(2,352,897)	(1,551,504)
(Increase) decrease in restricted cash	(1,720,772)	942,495	250,306
Increase (decrease) in amounts due to/from related parties	373,302	1,629,891	(1,825,311)
(Decrease) increase in other payables and accrued expenses	(4,045,308)	4,294,228	15,173
(Decrease) increase in advances from customers	(1,844,913)	740,933	(2,700,713)
(Decrease) increase in accounts payable and bills payable	103,734	(11,124,374)	7,175,522
Increase (decrease) in income tax payable	55,782	(51,697)	106,370
Net cash used in operating activities	(12,629,525)	(11,377,540)	(9,267,510)

INVESTING ACTIVITIES
Deposit received for assets held-for sale	13,024,000	-	-
Deposit refunded (for purchase) of land use rights	3,355,088	1,437,368	(47,561)
Dividends received from Xiamen Yili Geo Information Technology Co., Ltd.	162,800	-	79,268
Cash acquired in Biznest acquisition	67,506	-	-
Proceeds from sale of property and equipment	20,399	226,369	18,549
Consideration paid for acquisition of Biznest	(5,951,968)	-	-
Investment in Geo	(128,901)	-	-
Capitalized and purchased software development costs	(2,727,819)	(2,472,624)	(2,159,866)
Purchases of property and equipment	(861,673)	(2,041,270)	(778,691)
Investment in Zhongtian	(638,723)	(378,144)	-
Purchase of land use rights	-	-	(2,513,648)
Investment in Hubei Information Science and Technology	-	-	(158,600)
Net cash provided by (used in) investing activities	6,320,709	(3,228,301)	(5,560,549)

FINANCING ACTIVITIES
Borrowings under short-term loans	74,750,045	107,825,953	99,000,812
Common stock issued for cash	3,683,028	9,000,000	-
Decrease (increase) in restricted cash in relation to bank borrowings	83,545	(619,509)	2,042,836
Capital injection by minority shareholders	-	2,585,600	283,612
Borrowings under long-term loans	-	350,534	-
Repayment of short-term loans	(70,736,951)	(101,276,350)	(89,499,942)
Repurchase of ordinary shares	(1,290,000)	(3,000,000)	(315,577)
Repayment of long-term loans	(94,279)	(147,923)	(35,576)
Net cash provided by financing activities	6,395,388	14,718,305	11,476,165
Effect of exchange rate changes on cash and cash equivalents	19,027	223,130	80,258

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	105,599	335,594	(3,271,636)
CASH AND CASH EQUIVALENTS, BEGINNING	11,083,592	10,747,998	14,019,634
CASH AND CASH EQUIVALENTS, ENDING	$11,189,191	$11,083,592	$10,747,998

Supplemental disclosure of cash flow information:
Cash paid during the year
Income taxes	$382,741	$405,948	$493,378
Interest	$6,593,549	$5,537,477	$4,537,517
Supplemental disclosure of significant non-cash transactions:

In 2012 deposits for land use rights related to HPC Electronics (China) Limited totaling $8.68 million were transferred to land use rights as the certificate from the local government was received.

In 2013, the Company repurchased a total of 641,080 shares of the Company’s common stock in exchange for $3 million in cash and $0.8 million included within other payables, which was paid in cash in 2014. As of December 31, 2014 and 2013, $1.425 million and $2.175 million, respectively, was recorded as “temporary equity” relating to ordinary shares issued for cash. See Note 18.

In 2014, the Company granted an aggregate of 439,503 restricted shares (the “Shares”) under the Company’s 2013 Equity Incentive Plan at a price of $4.00 per share to the various individual shareholders in exchange for ownership in Geo and Zhongtian. The Shares are vested immediately upon the grant. See Notes 1 and 18.

In 2014, the Company issued 50,000 restricted shares of ordinary shares for a one year consulting fee from June 4, 2014 to June 3, 2015. The fair value of these shares was approximately $206,000 at the date of the grant, based on the quoted market price of the Company’s ordinary shares, resulting in approximately $120,000 being recorded as consulting fee in 2014, and approximately $86,000 was recorded as prepaid expense as of December 31,2014.

In 2014, the Company issued a total of 1,543,455 shares valued at approximately $5.8 million of the Company’s ordinary shares in connection with the acquisition of Biznest. In addition, the Company agreed to pay Biznest $7.5 million in cash, of which approximately $1.5 million was recorded in payables as of December 31, 2014. See Note 5.

The accompanying notes are an integral part of these consolidated financial statements

CHINA INFORMATION TECHNOLOGY, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1 ORGANIZATION, PRINCIPAL ACTIVITIES AND MANAGEMENT’S PLANS

China Information Technology Inc., together with its subsidiaries (the "Company" or "CNIT"), is a provider of integrated cloud-based solutions including Internet-of-Things (“IoT”), public InfoCloud, WeMedia platform, Smart City and other Internet-related services in the People’s Republic of China ("PRC"). The Company’s total solutions include software licensing, specialized software, hardware, systems integration, and related services. These services are provided through the Company’s wholly-owned PRC subsidiaries, Information Security Technology International Co., Ltd. ("IST"), and its subsidiary, Dongguan Information Security Technology (China) Co., Ltd. ("IST DG"), TopCloud Software Co., Ltd., ("TopCloud ")(formerly Information Security Software (China) Co., Ltd.), and Information Security IoT Tech. Co., Ltd. ("ISIOT ), and through the Company’s variable interest entity ("VIE"), iASPEC Geo Information Technology Co., Ltd. ("iASPEC"), and its subsidiaries, Wuda Geoinformatics Co., Ltd. ("Geo"), Shenzhen iASPEC Zhongtian Software Co., Ltd. ("Zhongtian"), iASPEC Bocom IoT Technology Co. Ltd. ("Bocom"), Shenzhen Taoping Internet Tech. Co., Ltd. (“Taoping”), and Shenzhen Biznest Internet Tech. Co., Ltd. (“Biznest”).

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

  IST agreed that it will not interfere in any business of iASPEC covered by iASPECm time to time, at its sole discretion, to provide iASPEC with capital support. a confirmation of his continuing obligation under a written guaranty, executed by the then iASovided, however, that iASPEC agreed that it will cooperate with the requests of the Company as necessary to comply with the Company’s reporting obligations to the Securities and Exchange Commission.

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

On July 16, 2012, Information Security Software Investment Limited (“ISSI”), our wholly-owned subsidiary, and iASPEC entered into an equity transfer agreement, pursuant to which ISSI agreed to transfer 100% of equity interests in Topcloud, also our wholly-owned PRC subsidiary, to iASPEC, for a purchase price of RMB53.98 million (approximately $8.57 million).

On September 10, 2013, iASPEC purchased additional equity interests in Zhongtian for a total of RMB2.34 million (approximately $0.38 million). As a result, the equity interest owned by iASPEC in Zhongtian was increased from 78.21% to 83.72% and resulted in approximately $0.21 million of Zhongtian’s equity being reclassified from non-controlling interest.

On August 30, 2013, a minority shareholder disposed of its interest in Geo totaling RMB 7 million (approximately $ 1.13 million). In addition, during 2013 various individuals shareholders injected capital in Geo totaling of RMB21.50 million (approximately $3.53 million) and four individual shareholders contributed patent rights valued at RMB2 million (approximately $0.32 million) which reinforced Geo’s operating business. As a result of the capital increase, Geo’s minority interest increased from 47.46% to 49.63% while the equity interest owned by iASPEC in Geo was decreased from 52.54% to 50.37%, and resulted in approximately $0.20 million of Geo’s equity being reclassified to non-controlling interest with iASPEC still remaining as the controlling shareholder in Geo thereafter.

On September 18, 2013, Information Security Technology (PRC) Co., Ltd ("IST"), our wholly-owned subsidiary, and iASPEC entered into an equity transfer agreement, pursuant to which iASPEC agreed to transfer 100% of equity interests in Topcloud, to IST, for a purchase price of RMB53.98 million (approximately $8.84 million).

On October 22, 2013, Information Security International Investment and Development Limited ("ISIID"), our wholly-owned subsidiary, and iASPEC entered into an equity transfer agreement, pursuant to which ISIID agreed to transfer 100% of equity interests in Bocom, to iASPEC, for a purchase price of RMB50.0 million (approximately $8.19 million).

On April 30, 2014, the Company issued various minority shareholders of Geo 318,794 shares of restricted CNIT ordinary shares valued at $4.00 per share under the Company’s 2013 Equity Incentive Plan. Instead of using cash, those Geo shareholders opted for using their ownership in Geo shares to pay for the CNIT restricted shares through Geo’s parent company, iASPEC. They transferred the Geo shares they owned to iASPEC, and iASPEC in turn recorded the corresponding amount as an interest-free payable to the Company, which was eliminated in consolidation against additional paid-in capital of the Company. Consequently, iASPEC’s ownership in Geo increased from 50.37% to 54.89%, resulting in approximately $4,500 of Geo’s equity being reclassified to controlling interest and iASPEC still remaining as the controlling shareholder in Geo thereafter. In addition, iASPEC paid those Geo shareholders $61,698 of cash for the difference between the value of the CNIT restricted shares issued and that of the Geo shares that iASPEC received.

On April 30, 2014, the Company issued various minority shareholders of Zhongtian 120,709 shares of restricted CNIT ordinary shares valued at $4.00 per share under the Company’s 2013 Equity Incentive Plan. Instead of using cash, those Zhongtian shareholders opted for using their ownership in Zhongtian to pay for the CNIT restricted shares through Zhongtian’s parent company, iASPEC. They transferred the Zhongtian shares they owned to iASPEC, and iASPEC in turn recorded the corresponding amount as an interest-free payable to the Company, which was eliminated in consolidation against additional paid-in capital of the Company. Consequently, iASPEC’s ownership in Zhongtian increased from 83.72% to 99.99%, resulting in approximately $34,000 of Zhongtian’s equity being reclassified to controlling interest. In addition, iASPEC paid those Zhongtian shareholders $649,967 of cash for the difference between the value of the CNIT restricted shares issued and that of the Zhongtian shares that iASPEC received.

Management’s Plans

For the years ended December 31, 2014 and 2013, the Company reported negative cash flows from operations of $12.7 million and $11.38 million, respectively. In addition, the Company had a working capital deficiency of $55.3 million as of December 31, 2014. Continuing the Company’s business transformation, management has developed its 2015 business plan that encompasses six strategies: 1) redirect the Company’s resources to selling high-margin software solutions; 2) reinforce stringent cash collection policies to shorten the Company’s days of sales outstanding; 3) streamline the Company’s purchase order management process to reduce inventory; 4) control the Company’s cost structure; 5) obtain additional government subsidies for developing new and innovative cloud-based software solutions; and 6) reduce the Company’s short-term debt burden. As of March 13, 2015, the Company has reduced its short-term debt burden to $53.7 million, down from $62.7 million at the end of 2014. In November 2014, the Company entered into an agreement to sell certain real estate and plant assets for RMB 375 million (approximately $61.1 million), which is approximately $27.9 million above their carrying value. See Note 9. The Company plans to use a portion of these proceeds to pay back another $32.6 million of short-term bank loans, thus reducing its debt burden by 53% from its 2014 level. As of March 13, 2015, the Company has approximately $13.7 million of additional borrowing availability under its credit facilities. Management believes that the Company’s current cash and cash equivalents, anticipated cash flows from operations and investing activities in 2015, and additional availability under its borrowing facilities will be sufficient to meet the Company’s operating and financial obligations for the remainder of 2015.

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

(d) Cash and Cash Equivalents

The Company considers all highly liquid investments purchased and cash deposits with financial institutions with original maturities of three months or less to be cash equivalents (Level 1). No cash equivalents as of 12/31/2014.

The Company maintains its cash accounts at credit worthy financial institutions and closely monitors the movements of its cash positions. As of December 31, 2014 and 2013, approximately $11.19 million and $11.08 million of cash, respectively was held in bank accounts in the PRC.

(e) Restricted Cash

Restricted cash as of December 31, 2014 and 2013 consists of security deposits in bank accounts in the PRC that serve as collateral for the Company’s revolving working capital facility, which are included in short-term loans, bills payable, as well as letter of credit facilities.

(f) Accounts Receivable, Bills Receivable and Concentration of Risk

The Company evaluates the creditworthiness of all of its customers individually before accepting them and continuously monitors the recoverability of accounts receivable. If there are any indicators that a customer may not make payment, we may consider making provision for non-collectability for that particular customer. At the same time, we may cease further sales or services to such customer. The following are some of the factors that we consider in determining whether to discontinue sales or record an allowance:

  the customer fails to comply with its payment schedule;
  the customer is in serious financial difficulty;
  a significant dispute with the customer has occurred regarding job progress or other matters;
  the customer breaches any of the contractual obligations;
  the customer appears to be financially distressed due to economic or legal factors;
  the business between the customer and the Company is not active; and
  other objective evidence indicates non-collectability of the accounts receivable.

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

The Company’s top five customers accounted for 31% of accounts receivable as of December 31, 2014, of which no single customer accounted for greater than 10% or more of accounts receivable. The Company’s top five customers accounted for 14% of accounts receivable as of December 31, 2013, of which no single customer accounted for greater than 10% or more of accounts receivable.

For the years ended December 31, 2014, 2013 and 2012, the Company’s top five customers accounted for 15%,16% and 17% of revenue respectively, and no single customer accounted for 10% or more of total revenue. The allowance for doubtful accounts at December 31, 2014 and 2013, totaled $8.83 million and $60.70 million respectively, representing management’s best estimate.

Accounts receivable as at December 31, 2014 and 2013 are as follows:

	December 31,	December 31,
	2014	2013
Accounts Receivable	$32,641,851	$83,414,977
Bad Debt Provision	(8,828,173)	(60,698,679)
Accounts Receivable – Net	$23,813,678	$22,716,298

The following table describes the movements in the allowance for doubtful accounts during the years ended December 31, 2014 and 2013:

Balance at January 1, 2013	$29,517,614
Increase in allowance for doubtful accounts	65,499,431
Amounts written off as uncollectible	(35,234,491)
Amounts recovered during the year	(399,309)
Foreign exchange difference	1,315,434
Balance at December 31, 2013	$60,698,679
Increase in allowance for doubtful accounts	9,756,807
Amounts written off as uncollectible	(59,208,806)
Amounts recovered during the year	(1,907,171)
Foreign exchange difference	(511,336)
Balance at December 31, 2014	$8,828,173

(g) Advances to Suppliers

Advances to suppliers represent cash deposits for the purchase of inventory items from suppliers.

(h) Advances from Customers

Advances from customers represent cash received from customers as advance payments for the purchase of the Company’s products.

i) Fair Value and Fair Value Measurement of Financial Instruments

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

As of December 31, 2014 and 2013, goodwill, property, plant and equipment, and purchased software were measured at fair value on a non-recurring basis using level 3 inputs, which resulted in impairment on certain assets. Refer to Notes 6 and Note 11 for impairment detail.

(j) Inventories

Inventories are valued at the lower of cost or market price. Market price is the estimated selling price in the ordinary course of business less the estimated cost of completion and the estimated costs necessary to make the sale.

The Company performs an analysis of slow-moving or obsolete inventory periodically and any necessary valuation reserves, which could potentially be significant, are included in the period in which the evaluations are completed. Any inventory impairment results in a new cost basis for accounting purposes.

For the years ended December 31, 2014, 2013 and 2012, approximately 22%, 26% and 36%, respectively of total inventory purchases were from five unrelated suppliers and no supplier accounted for greater than 10% of total inventory purchases in 2014 or 2013. Two suppliers accounted for 23% of total inventory purchases in 2012 and no other suppliers accounted for greater than 10% of total inventory purchases.

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

(l) Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated amortization and depreciation. Amortization and depreciation is provided over the assets’ an estimated useful lives, using the straight-line method. Estimated useful lives of property, plant and equipment are as follows:

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

Intangible assets are amortized using the straight-line method over the following estimated useful lives:

Software development costs	2-5 years
Technology	5 years
Trademarks	20 years
Customer base	2 years

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

(p) Long-Lived Assets

Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. It is reasonably possible that these assets could become impaired as a result of technology or other industry changes. Recoverability of assets to be held and used is determined by comparing their carrying amount with their net undiscounted future cash flows. If such assets are considered to be impaired, the impairment to be recognized is measured by how much the carrying amount exceeds the fair value of the assets. Assets held for disposal, if any, are reported at the lower of the carrying amount or fair value less costs to sell.

(q) Revenue Recognition

The Company generates its revenues primarily from three sources, (1) hardware sales, (2) software license and software sales, and (3) system integration services. The Company’s revenue recognition policies are in accordance with SEC Staff Accounting Bulletin No. 104, "Revenue Recognition", FASB ASC No. 605-35 "Construction-Type and Production-Type Contracts" ("FASB ASC 605-35"), and FASB ASC No. 605-25 “Multiple-Element Arrangements” (“FASB ASC 605-25”).

Hardware

Hardware revenues are generated primarily from the sale of display technology products and are recognized only when persuasive evidence of an arrangement exists, delivery has occurred and upon receipt of customers’ acceptance, the price to the customer is fixed or determinable in accordance with the contract, and collectability is reasonably assured. In November 2014, the Company began outsourcing production of hardware to its OEM partners. The Company also shifted to its OEM partners after-sale support of hardware products sold to its private-sector customers. For hardware products sold to the Company’s public sector customers, the Company remains responsible for providing after-sale support due to contractual requirements specific to the public sector. Hardware sales are classified on the “Revenue-hardware” line on the Company’s consolidated statement of loss.

Software license

Starting in the fourth quarter of 2014, the Company began to generate software license revenues from upfront software license sales in the private sector and from fixed-price software contracts in the public sector. The basis for the Company’s software license revenue recognition is substantially governed by the accounting guidance contained in ASC 985-605.

Software-Revenue Recognition.

In the private sector, the Company’s customers pay an upfront software license fee for the right of using the Company’s proprietary Cloud-Application-Terminal platform. For software license arrangements that do not require significant modification or customization of the underlying software, the Company recognizes software license revenues when: (1)the Company enters into a legally binding arrangement with a customer for the license of software; (2)the Company delivers the products; (3) the sale price is fixed or determinable and free of contingencies or significant uncertainties; and (4) collection is probable. Revenues from software license contracts are classified on the “Revenue-Software” line on the Company’s consolidated statement of loss.

When the Company’s private sector customers purchase software licenses, they also pay a monthly maintenance service fee to access the Company’s continued software updates and support. Such software maintenance fees are recognized ratably during contract terms and are classified on the “Revenue-Software” line on the Company’s consolidated statement of loss. An increasing number of the Company’s customers in the private sector are choosing to subscribe to the Company’s Cloud-Application-Terminal platform as a service instead of paying upfront license fees. Consequently the Company generates software-as-a-service (SaaS) revenues selling its Cloud-based Technology platform as a monthly subscription service. The Company’s SaaS revenues are generally recognized ratably over the contract term commencing with the date its service is made available to customers and all other revenue recognition criteria have been satisfied. Customers typically subscribe to SaaS offerings on a three-to-five-year basis and in return obtain access to the Company’s display terminals deployed on their premises and to the Company’s cloud-based software hosted on their server via the Internet. Although the duration of some of the Company’s SaaS contracts are longer than 75% of the economic life of the hardware equipment, because in the PRC payment collection beyond any three-year term is highly uncertain, the Company has chosen to recognize its SaaS revenues ratably over the contract term. Revenues from SaaS contracts are classified on the “Revenue-Software” line on the Company’s consolidated statement of loss.

Software sales

In the public sector, customers pay the Company a fixed price to design and develop software products specifically customized for their needs. Software development projects usually include developing software, integrating various isolated software systems into one, and testing the system. The design and build services, together with the integration of the various elements, are generally determined to be essential to the functionality of the delivered software, and accordingly revenue is recognized using the percentage of completion method of accounting in accordance with FASB ASC 605-35. The percentage of completion for each contract is estimated based on the ratio of direct labor hours incurred to total estimated direct labor hours. Revenues from software development contracts do not include either hardware or system integration, and are classified on the “Revenue-Software” line on the Company’s consolidated statement of loss.

System integration services

System integration revenues are generated from fixed-price contracts which combine both customized software development and integration, and non-customized hardware. System integration projects usually include the purchase of hardware, developing software, and integrating various systems into one, and testing the system. Accordingly, system integration revenues contain multiple deliverables consisting of two separate units of account (1) software development and integration, and (2) hardware, both of which are clearly outlined in contracts executed with customers. Revenue from the software element is recognized using the percentage of completion method of accounting outlined above under software development contracts. Revenue from the hardware element is recognized when all four revenue recognition criteria are met, as outlined above under hardware revenues, which generally occurs upon customer acceptance. The hardware component of system integration projects consists of standard products and requires only minor modification and an insignificant amount of labor to meet customers’ needs. Collectively, revenues from system integration projects are recognized using percentage of completion based on the ratio of costs incurred to total estimated costs, and are classified on the “Revenue-System Integration” line on the Company’s consolidated statement of loss.

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

Customers are billed in accordance with contract terms, which typically require partial payment at the signing of the contract, partial payment at delivery and customer acceptance dates, with the remainder due within a stated period of time not exceeding 12 months. Occasionally, the Company enters into contracts which allow a percentage (generally 5%) of the total contract price to be paid one to three years after completion of a system integration project. Revenues on these extended payments are recognized upon completion of the terms specified in the contract and when collectability is reasonably assured.

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

(r) Treasury Shares

The Company repurchases its ordinary shares from time to time in the open market and holds such shares as treasury stock. The Company applies the “cost method” and presents the cost to repurchase such shares as a reduction in equity. During the years ended December 31, 2014, 2013 and 2012, the Company repurchased total of 76,368, 641,080 and 223,604 ordinary shares, respectively.

(s) Stock-based compensation

The Company applies ASC No. 718, “Compensation-Stock Compensation”, which requires that share-based payment transactions with employees, such as share options, be measured based on the grant date fair value of the equity instrument and recognized as compensation expense over the requisite service period, with a corresponding addition to equity. Under this method, compensation cost related to employee share options or similar equity instruments is measured at the grant date based on the fair value of the award and is recognized over the period during which an employee is required to provide service in exchange for the award, which generally is the vesting period.

During the years ended December 31, 2014, 2013 and 2012, the Company recognized approximately $82,000, $6.9 million and $0 million, respectively of compensation expense.

(t) Foreign Currency Translation

The functional currency of the US and BVI companies is the United States dollar. The functional currency of the Company’s Hong Kong subsidiaries is the Hong Kong dollar.

The functional currency of the Company’s wholly-owned PRC subsidiaries and its VIE is the Chinese Renminbi Yuan, (“RMB”). RMB is not freely convertible into foreign currencies. The Company’s PRC subsidiaries’ and their VIE’s financial statements are maintained in the functional currency. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at rates of exchange prevailing at the balance sheet date. Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transactions. Exchange gains or losses arising from foreign currency transactions are included in the determination of net loss for the respective periods.

For financial reporting purposes, the financial statements of the Company have been translated into United States dollars. Assets and liabilities are translated at exchange rates at the balance sheet dates, revenue and expenses are translated at average exchange rates, and equity is translated at historical exchange rates. Any resulting translation adjustments are not included in determining net income but are included in other comprehensive loss, a component of equity.

The exchange rates adopted are as follows:

	December 31,	December 31,
	2014	2013
Year end exchange rate	6.1387	6.1087
Average yearly exchange rate	6.1425	6.1881

The average yearly exchange rate adopted for the year ended December 31, 2012 was 6.3052.

No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at the rates used in translation.

(u) Subsidy Income

Subsidy income mainly represents income received from various local governmental agencies in China for developing high technology products in fields designated by the government as new and highly innovative. We have no continuing obligation under the subsidy provision.

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

The Company reports financial and operating information in the following two segments (which were renamed in 2014 in connection with our transition to software company):

(a)

Cloud-based Technology (CBT) segment — The CBT segment is the Company’s current and future focus for corporate development. It includes the Company’s cloud-based products and services sold to private sectors including new media, healthcare, professional training, and residential community management. In this segment, the Company generates revenues from the sales of hardware and total solutions of hardware integrated with proprietary software and content. Starting in the fourth quarter of 2014, the Company also generated additional revenue from monthly software licensing and Software-as-a Service (SaaS) fees.

(b)

Traditional Information Technology (TIT) segment —The TIT segment includes the Company’s project-based technology products and services sold to the public sector. The solutions the Company has sold primarily include Geographic Information Systems (GIS), Digital Public Security Technology (DPST), and Digital Hospital Information Systems (DHIS). In this segments, the Company generates revenues from sales of software and system integration services.

(x) Sales, use and other value-added taxes

Revenue is recorded net of applicable sales, use and value-added taxes.

(y) Recent Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update No. 2014-09 (ASU 2014-09) "Revenue from Contracts with Customers." ASU 2014-09 supersedes the revenue recognition requirements in "Revenue Recognition (Topic 605)", and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early adoption is not permitted. The Company is currently in the process of evaluating the impact of the adoption of ASU 2014-09 on the consolidated financial statements.

In June 2014, the FASB issued ASU 2014-12, “Compensation – Stock Compensation (Topic 718).” ASU 2014-12 addresses accounting for share-based payments when the terms of an award provide that a performance target could be achieved after the requisite service period. ASU 2014-12 indicates that, in such situations, the performance target should be treated as a performance condition and, accordingly, the performance target should not be reflected in estimating the grant-date fair value of the award. Instead, compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved. ASU 2014-12 is effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. The Company does not expect the adoption of ASU 2014-12 to have a material effect on the consolidated financial statements.

In August 2014, the FASB issued new guidance which requires an entity to evaluate whether there are conditions or events, in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued (or within one year after the financial statements are available to be issued when applicable), and to provide related footnote disclosures in certain circumstances. The new standard is effective for annual periods ending after December 15, 2016, and for annual and interim periods thereafter. Early application is permitted. The Company has not yet adopted this guidance and is currently evaluating the impact of the adoption of the new guidance on its consolidated financial statements.

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

For the years ended December 31, 2014, 2013 and 2012, a net loss of $520,951 (including a net loss of $404,662 from iASPEC, a net income of $542,255 from Geo and a net loss of $658,544 from Zhongtian), a net loss of $2,969,204 (including a net loss of $3,188,700 from iASPEC, a net income of $448,279 from Geo and a net loss of $228,783 from Zhongtian), and a net loss of $992,050 (including a net loss of $1,038,176 from iASPEC, a net income of $164,920 from Geo and a net loss of $118,794 from Zhongtian) respectively have been attributed to non-controlling interest in the consolidated statements of loss of the Company.

At December 31, 2014 and 2013, the consolidation of iASPEC, Geo, Bocom, Biznest and Zhongtian resulted in an increase in assets of approximately $39.68 million and $45.14 million, respectively, an increase in liabilities (consisting primarily of accounts payable and short-term bank loans) of approximately $52.19 million and $45.17 million, respectively, and an increase in non-controlling interest of approximately $17.65 million and $20.66 million, respectively, and for the years ended December 31, 2014 and 2013 the consolidation resulted in an increase in net loss attributable to the Company of approximately $ 7.75 million, $60.6 million, and $14.22 million respectively.

Government licenses, permits and certificates represent substantially all of the unrecognized revenue-producing assets held by the VIEs. Recognized revenue-producing assets held by the VIEs consist of property, plant and equipment, and intangible assets.

The VIE’s assets and liabilities were as follows for the years ended December 31, 2014 and 2013:

	December 31,	December 31,
	2014	2013
Total current assets	$50,304,042	$50,909,402
Property, plant and equipment	6,454,801	4,189,867
Intangible assets	16,754,358	15,172,049
Total assets	83,714,511	74,333,391
Intercompany payable to the WFOE	23,757,804	8,957,179
Total current liabilities	75,985,329	54,130,721
Total liabilities	75,985,329	54,130,721
Total equity	7,729,182	20,655,676

4. LOSS PER SHARE

Basic loss per share is computed by dividing loss available to common shareholders by the weighted-average number of ordinary shares outstanding during the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares, or resulted in the issuance of ordinary shares that shared in the earnings of the entity.

Components of basic and diluted loss per share were as follows for the years ended December 31, 2014, 2013 and 2012:

	2014	2013	2012
Net loss attributable to the Company	$(29,231,347)	$(119,236,823)	$(89,630,508)
Weighted average outstanding ordinary shares	30,601,209	27,356,504	27,017,780

Loss per share:
Basic and Diluted	$(0.96)	$(4.36)	$(3.32)

Warrants for the purchase of 200,000 shares were not included in the 2014, 2013 and 2012 calculations as their effect would have been anti-dilutive.

5. BUSINESS ACQUISITION

On October 14, 2014, the Company acquired 100% of the equity interests of Shenzhen Biznest Internet Technology Co., Ltd, or Biznest, for a total purchase price with a fair value of approximately $12.7 million. Approximately $7.5 million of the purchase price was paid in cash and approximately $0.7 million of the Company’s previously recorded accounts payable to previous owner of Biznest were forgiven. Approximately $1.5 million of the cash payment was included in payables as of December 31, 2014, which was subsequently paid in February 2015. The balance of the purchase price was paid through the issuance of 1,543,455 ordinary shares of the Company valued at approximately $5.8 million.

The following table summarizes the preliminary purchase price allocation for Biznest and the amounts of the assets acquired and liabilities assumed which were based on their estimated fair values at the acquisition date:

Cash and cash equivalents	$67,506
Advances to suppliers	406,273
Other receivables	308,158
Property, plant, and equipment	2,478,165
Identifiable intangible assets	3,600,746
Goodwill	6,152,243
Accounts payable	(223,030)
Salary payable	(108,535)
Other payables	(9,493)
$12,672,033

The operating results of Biznest have been included in the Company’s consolidated financial statements since October 14, 2014, the acquisition date. Intangible assets represents software development costs with an estimated useful life of 5 years. Goodwill, which has been allocated to the Company’s CBT segment, is not expected to be deductible for tax purposes. Goodwill arising from the transaction is attributable primarily to expected operating synergies and the assembled workforce of Biznest.

The following unaudited pro forma information shows the results of operations for the years ended December 31, 2014 and 2013, as if the acquisition of Biznest had been completed at the beginning of the respective periods. The unaudited pro forma information is based on estimates and assumptions which management believes are reasonable. It is not necessarily indicative of the consolidated results in future periods or the results that would have been realized for 2014 and 2015.

For the year ended December 31, 2014

	Historical
			Pro Forma
	CNIT	Biznest	Adjustments	Pro Forma

Revenue	$68,157,699	$2,457,139	$(2,457,139)	$68,157,699
(Loss) income from operations	(29,959,364)	210,619	(780,619)	(30,739,983)
Net (loss)income	(29,231,347)	211,526	(780,619)	(30,011,966)
Weighted Average Number of Shares:
Basic and Diluted	30,601,209		1,234,764	31,835,973

Loss per share
Basic and Diluted	(0.96)			(0.94)

For the year ended December 31, 2013

	Historical
			Pro Forma
	CNIT	Biznest	Adjustments	Pro Forma

Revenue	$76,145,384 $	168,670	$(168,670)	$76,145,384
(Loss) income from operations	(119,376,579)	(746,529)	26,529	(120,096,579)
Net (loss) income	(119,236,823)	(746,519)	26,529	(119,956,813)
Weighted Average Number of Shares:
Basic and Diluted	27,356,504		1,543,455	28,899,959

Loss per share
Basic and Diluted	(4.36)			(4.15)

The pro forma adjustments represent the amortization of the intangible assets and the depreciation of property, plant and equipment arising upon the acquisition of Biznest, as well as the elimination of Biznest’s revenue and loss (income) from operations, as the Company was Biznest’s only customer.

6. GOODWILL

Goodwill by segment at December 31, 2014 and 2013 is as follows:

	December 31,		Exchange rate		December 31,
	2013	addition	adjustment	Impairment	2014
CBT Segment	$3,173,879	$6,152,243	$(116,000)	$-	$9,210,122
TIT Segment	24,545,990	-	(38,622)	(9,584,260)	14,923,108
Total	$27,719,869	$6,152,243	$(154,622)	$(9,584,260)	$24,133,230

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

Based on the impairment test performed in 2014, step one of the test results indicated that the carrying amount of the TIT segment exceeded its fair value, and therefore an impairment of goodwill was probable. Management then determined the implied fair value of goodwill for the TIT segment. As a result, the Company recognized a goodwill impairment loss of $9.58 million in the TIT segment in 2014.

Based on the impairment test performed in 2012, step one of the test results indicated that the carrying amount of the CBT segment exceeded its fair value, and therefore an impairment of goodwill was probable. Management then determined the implied fair value of goodwill for the CBT segment. As a result, the Company recognized a goodwill impairment loss of $26.83 million in the CBT segment in 2012.

7. RELATED PARTY BALANCES AND TRANSACTIONS

(a) Related party balances

As of December 31, 2014 and 2013, amounts due from/to related parties consist of:

	December 31,	December 31,
	2014	2013

Due from related companies
- Xiamen Yili Geo Information Technology Co., Ltd.	$10,007	$115,248
- Wuhan Geo Navigation and Communication Technology Co., Ltd.	99,399	393,107
	$109,406	$508,355
Due to related party
- Shareholder	$864,327	$913,479

Due from related companies, current portion

Approximately 8% of Xiamen Yili Geo Information Technology Co., Ltd. (“Yili”) is owned by Geo. The balance consists of accounts receivable from sales.

Approximately 9% of Wuhan Geo Navigation and Communication Technology Co., Ltd. (“Geo Navigation”) is owned by Geo. The balance due from Geo Navigation represents advances from Geo to Geo Navigation. These balances are non-interest bearing and due on demand.

Due to related party

The balance due to shareholder represents the balance of $851,262 personal loans from Mr. Lin, the CEO of the Company, and $13,065 of payables due to Mr. Zhixiong Huang, Vice President of the Company. These advances are due on December 26, 2015 with interest free.

(b) Revenue - related party

Amounts recognized from Yili during the years ended December 31, 2014, 2013 and 2012 were as follows:

	2014	2013	2012
Revenue	$7,372	$539,130	$860,156
Cost of sales	(10,122)	(550,945)	(299,295)
Gross (loss) profit	$(2,750)	$(11,815)	$560,861

(c) Rental expenses - related party

iASPEC, Bocom, Zhongtian, and Geo lease office spaces in a building personally owned by Mr. Lin, CEO of the Company. Consequently, the Company paid Mr. Lin approximately $331,029, $166,638 and $250,661 of rental expenses during the years ended December 31, 2014, 2013 and 2012, respectively.

8. INVENTORIES

As of December 31, 2014 and 2013, inventories consist of:

	December 31,	December 31,
	2014	2013
Raw materials	$561,293	$2,973,152
Work in Process	125,483	390,128
Finished goods	890,360	4,514,190
Installations in process	3,841,310	7,778,253
Balance at December 31, 2014	$5,418,446	$15,655,723

As of December, 31, 2014, 2013 and 2012, impairment for obsolete inventories were approximately $4,008,000, $888,000 and $2,236,000 respectively..

9. ASSETS HELD FOR SALE

Assets held for sale are reported at the lower of the carrying amount or fair value less costs to sell. Depreciation expense is not recognized on assets held for sale. In November 2014, the Company signed an agreement to sell the following assets to an unrelated third party for RMB375.0 million (approximately US$61.2 million):

December 31,
2014
Property, plant and equipment, Net	$20,430,446
Land use rights, net	12,871,988
Total	33,302,434
Less: current portion	(13,032,000)
Noncurrent portion	$20,270,434

As of December 31,2014, the Company received a $13.03 million deposit under the agreement which is classified on the balance sheet as a deposit for assets held for sale, and expects to receive the remaining payment before July 1, 2015 pursuant to the terms of the contract. In addition, pursuant to the terms of the contract, title is to transfer to the buyer by July 2015 upon payment in full of all amounts due under the contract.

10. LONG-TERM INVESTMENTS

As of December 31, 2014 and 2013, long-term investments consist of:

	December 31,	December 31,
	2014	2013
Tianhe Navigation and Communication Technology Co., Ltd. (" Tianhe ")	$1,100,828	$1,106,235
Tianditu Co., Ltd.( "Tianditu")	1,303,200	1,309,600
Xiamen Yili Geo Information Technology Co., Ltd. (" Yili ")	81,450	81,850
Hubei Information Science and Technology Co., Ltd.( " HIST")	162,900	163,700
	$2,648,378	$2,661,385

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

Management regularly evaluates the impairment of the Company’s cost method investments based on performance and financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. As of December 31, 2014 and 2013, management assessed the possible impairment of its investments and determined that there was no other-than-temporary impairment in the value of its investments.

11. PROPERTY, PLANT AND EQUIPMENT

As of December 31, 2014 and 2013, property, plant and equipment consist of:

	December 31,
	2014	2013
Office buildings	$9,003,181	$8,926,101
Plant and machinery	-	26,757,195
Electronic equipment, furniture and fixtures	13,569,807	11,145,045
Motor vehicles	1,378,245	1,347,842
Purchased software	3,228,907	13,071,230
	27,180,140	61,247,413
Less: accumulated depreciation	(14,376,955)	(29,716,386)
	$12,803,185	$31,531,027

Depreciation expense for the years ended December 31, 2014, 2013 and 2012 was approximately $2.47 million, $8.11 million and $11.53million, respectively.

Management regularly evaluates property, plant and equipment for impairment if an event occurs or circumstances change that would potentially indicate that the carrying value of the property, plant and equipment and exceeded its fair value. Management utilizes the discounted cash flow method to estimate the fair value of the property, plant and equipment.

Based on the discounted cash flow method, management determined that approximately $0.83 million, $29.98 million and $11.81 million of purchased software was impaired during the years ended December 31, 2014, 2013 and 2012.

12. LAND USE RIGHTS AND INTANGIBLE ASSETS

(a) Deposits for purchase of land use rights

As of December 31, 2014 and 2013, deposits for the purchase of land use rights represent deposits for purchase of land use rights in Dongguan City of approximately $14.80 million (RMB90.76 million) and $18.24 million (RMB111.37 million) by IST, respectively.

(b) Land use rights

As of December 31, 2013, land use rights consist of:

December 31
2013
Land use rights	$13,760,722
Less: accumulated amortization	(538,280)
Land use rights, net	$13,222,442

Amortization expense for the years ended December 31, 2014, 2013 and 2012 was $286,000, $309,000 and $120,000, respectively. In connection with the agreement discussed in Note 9, the balance of land use rights was transferred to assets held for sale in November 2014.

(c) Intangible assets

As of December 31, 2014 and 2013, intangible assets consist of:

	December 31,	December 31
	2014	2013
Software development costs	$20,575,001	$15,607,305
Technology	-	2,717,420
Trademarks	2,413,526	4,677,891
Customer base	327,429	329,037
Sub-Total	23,315,956	23,331,653
Less: accumulated amortization	(7,856,616)	(9,023,714)
Intangible assets, net	$15,459,340	$14,307,939

Amortization expense for the years ended December 31, 2014, 2013 and 2012 was approximately $2.01 million, $2.17 million and $2.17 million, respectively.

Based on the discounted cash flow method, management determined approximately $2.33 million and $2.01 million of technology was impaired during the years ended December 31, 2014 and 2013.

Estimated amortization for the next five years and thereafter is as follows:

2015	$2,638,747
2016	2,343,498
2017	2,308,611
2018	2,138,010
2019	1,343,113
Thereafter	4,687,361
Total	$15,459,340

13. BANK LOANS

(a) Short-term bank loans

	December 31,	December 31,
	2014	2013
Secured short-term loans (1)	$54,767,968	$51,160,152
Unsecured short-term loans (2)	7,819,200	7,693,901
Add: amounts due within one year under long-term loan contracts	97,675	94,279
Total short-term bank loans	$62,684,843	$58,948,332

(1) Detailed information of secured short-term loan balances as of December 31, 2014 and 2013 were as follows:

	December 31,	December 31,
	2014	2013
Secured by IST, iASPEC, Mr. Lin and collateralized by plants	$32,580,000	$32,740,000
Guaranteed by ISIOT	5,701,500	2,455,500
Guaranteed by iASPEC and Mr. Lin	4,048,912	-
Collateralized by land and office buildings and guaranteed by IST	3,258,000	3,274,000
Secured by iASPEC’s trade receivables	1,629,000	-
Secured by Geo’s intangible assets	1,466,100	-
Collateralized by land and office buildings and guaranteed by iASPEC and ISIOT	2,443,500	2,455,500
Guaranteed by High-tech Investment Company(i)	814,500	-
Guaranteed by High-tech Investment Company and Mr. Lin(i)	741,195	-
Secured by Zhongtian’s intangible assets	-	523,840
Guaranteed by CNIT and IST	372,422	-
Collateralized by office buildings and guaranteed by iASPEC and Mr.Lin.	-	2,455,500
Guaranteed by iASPEC and IST	-	1,735,220
Secured by ISIOT’s trade receivables and guaranteed by the Company and ISIOT	-	940,667
Secured by Bocom’s trade receivables and guaranteed by the Company	137,165	478,540
Guaranteed by Mr. Lin	-	381,306
Collateralized with restricted cash	439,830	-
Guaranteed byBocom, iASPEC and the Company	1,135,844	-
Secured by ISIOT’s trade receivables and guaranteed by IST	-	2,716,126
Secured by Zhongtian’s trade receivables	-	1,003,953
Total	$54,767,968	$51,160,152

(i) High-tech Investment Company is a third party.

(2) Unsecured short-term loans are fiduciary bank loans, bearing interest rates ranging from 6.44% to 7.8%, due within one year.

(b) Long-term bank loans

	December 31,	December 31,
	2014	2013
Secured long-term loans	$312,305	$406,826
Less: amounts due within one year under long-term loan contracts	(97,675)	(94,279)
Total long-term bank loans	$214,630	$312,547

As of December 31, 2014, the Company has borrowings from banks, expiring at various dates from January 9, 2015 to January 8, 2018, primarily used to finance working capital requirements. The bank borrowings are in the form of credit facilities. Amounts available to the Company from the banks are based on the amount of collateral pledged or the amount guaranteed by the Company’s subsidiaries. These borrowings bear interest rates ranging from 1.8% to 8.1% per annum. The weighted average interest rate on short term debt is approximately 7.63%, 7.00% and 7.01% for the years ended December 31, 2014, 2013 and 2012, respectively.

14. BILLS PAYABLE

The Company has $30.74 million and $33.16 million of total available borrowing facilities for bills payable with various banks, of which $6.51 million and $6.61 million were unutilized as of December 31, 2014 and 2013, respectively. The funds borrowed under these facilities are generally repayable within 1 year. Bills payable are non-interest bearing and generally repaid within 1 year.

15. INCOME TAXES

Pre-tax loss for the years ended December 31, 2014, 2013 and 2012 was taxable in the following jurisdictions:

	2014	2013	2012
PRC	$(32,662,200)	$(112,653,429)	$(88,771,964)
Others	(1,478,999)	(7,656,053)	(1,038,340)
Total income before income taxes	$(34,141,199)	$(120,309,482)	$(89,810,304)

United States

Because of the domestication transaction in 2012 by which CNIT BVI became the parent of our group, under Section 7874 of the Internal Revenue Code of 1986, as amended, the Company is treated for U.S. federal tax purposes as a U.S. corporation and, among other consequences, is subject to U.S. federal income tax on its worldwide income. It is management’s intention to reinvest all the income attributable to the Company earned by its operations outside the U.S. Accordingly, no U.S. corporate income taxes are provided in these consolidated financial statements.

BVI

Under the current laws of the BVI, dividends and capital gains arising from the Company’s investments in the BVI are not subject to income taxes.

Hong Kong

Under the current laws of Hong Kong, ISSI, ISSID and HPC are subject to a profit tax of 16.5% .

PRC

Income tax (benefit) expense consists of the following:

	2014	2013	2012
Current taxes	$429,885	$394,900	$503,416
Deferred taxes	(4,818,786)	1,501,645	308,838
Income tax (benefit) expense	$(4,388,901)	$1,896,545	$812,254

	2014	2013	2012
PRC statutory tax rate	25%	25%	25%
Computed expected income tax (benefit) expense	$(8,535,300)	$(30,077,370)	$(22,452,576)
Tax rate differential benefit from tax holiday	2,093,006	11,593,511	5,224,798
Permanent differences	2,238,529	6,624,016	6,538,685
(Decrease) increase in valuation allowance	(548,191)	12,024,326	11,271,912
Non-deductible tax loss	363,055	1,914,013	259,585
Other differences	-	(181,951)	(30,150)
Income tax (benefit) expense	$(4,388,901)	$1,896,545	$812,254

The significant components of deferred tax assets and deferred tax liabilities were as follows as of December 31, 2014 and December 31, 2013:

	December 31, 2014		December 31, 2013
	Deferred	Deferred	Deferred	Deferred
	Tax	Tax	Tax	Tax
	Assets	Liabilities	Assets	Liabilities
Allowance for doubtful accounts	$1,528,608	$-	$10,388,922 $	-
Loss carry-forwards	4,037,911	-	8,937,288	-
Long-term investments impairment	232,822	-	347,264	-
Fixed assets	133,697	(259,635)	203,092	(202,865)
Inventory valuation	1,164,298	-	148,860	-
Subsidy income	98,728	-	112,616	-
Salary payable	31,959	-	28,085	-
Intangible assets	20,133	(20,502)	-	(539,831)
Gross deferred tax assets and liabilities	7,248,156	(280,137)	20,166,127	(742,696)

Valuation allowance	(2,232,840)	-	(19,320,404)	-
Total deferred tax assets and liabilities	$5,015,316	$(280,137)	$845,723	$(742,696)

The Company has net operating loss carry forwards totaling RMB154.87 million ($25.23 million) as of December 31, 2014, substantially all of which were from PRC subsidiaries and will expire on various dates through December 31, 2019.

The breakdown between current and long-term deferred tax assets and liabilities was as follows as of December 31, 2014 and December 31, 2013:

	December 31,	December 31,
	2014	2013
Current deferred tax assets	$736,568	$498,459
Long-term deferred tax assets	4,278,748	347,264
Long-term deferred tax liabilities	(280,137)	(742,696)
Total net deferred tax assets	$4,735,179	$103,027

iASPEC, Zhongtian, ISIOT, IST,IST DG and Bocom are all governed by the Income Tax Laws of the PRC, and are approved as high-technology enterprises subject to PRC enterprise income tax (“EIT”) at 15%, while Geo is subject at 10% EIT and Topcloud and Biznest are subject at 12.5% EIT.

As a wholly-owned foreign investment enterprise, IST is entitled to enjoy a two-year tax exemption, followed by a 50% exemption for three years thereafter as approved by PRC tax authorities. Under the EIT Law, companies that were previously exempt from taxes or that had concessional rates are to retain their preferences until the original expiration date. IST was subject to PRC EIT at 12% in 2011. EIT exemptions claimed by IST may become payable if IST were to dissolve within the next 10 years. However, management believes that the PRC tax authorities will not request payment of any such amounts. IST had a 15% tax rate in 2013 and 2014.

The Company recognizes that virtually all tax positions in the PRC are not free of some degree of uncertainty due to tax law and policy changes by the State. However, the Company cannot reasonably quantify political risk factors and thus must depend on guidance issued by current State officials.

Based on all known facts and circumstances and current tax law, the Company believes that the total amount of unrecognized tax benefits as of December 31, 2014, is not material to its results of operations, financial condition or cash flows. The Company also believes that the total amount of unrecognized tax benefits as of December 31, 2014, if recognized, would not have a material effect on its effective tax rate. The Company further believes that there are no tax positions for which it is reasonably possible, based on current Chinese tax law and policy, that the unrecognized tax benefits will significantly increase or decrease over the next 12 months producing, individually or in the aggregate, a material effect on the Company’s results of operations, financial condition or cash flows.

The Company’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. The Company did not have any accrued interest or penalty associated with any unrecognized tax benefits, nor was any interest expense recognized for the years ended 2014, 2013 and 2012.

Since the Company intends to reinvest its earnings to further expand its businesses in the PRC, PRC subsidiaries do not intend to declare dividends to their parent companies in the foreseeable future. The Company’s foreign subsidiaries are in a cumulative deficit position, the amount of the cumulative deficit at December 31, 2014 is $32.4 million. The Company has not recorded any deferred taxes on the cumulative amount of any undistributed deficit in earnings, as it is the Company’s position that it is impractical to calculate any deferred tax liability at this time.

16. OTHER CURRENT ASSETS

As of December 31, 2014 and 2013, other currents assets consist of:

	December 31,	December 31
	2014	2013
Advances to unrelated third-parties	$8,319,838	$6,753,665
Advances to employees	3,830,773	2,466,155
Installation contract deposits	1,814,828	1,256,474
Other current assets	855,276	499,041
	$14,820,715	$10,975,335

The advances to unrelated parties are non-interest bearing. As of March 31, 2015, approximately $4.13 million of these advances were collected.

Installation contract deposits are made from time-to-time by the Company to demonstrate capital and resources in connection with bidding on certain projects. Such amounts are refundable upon the grant of the contract.

17. RESERVE AND DISTRIBUTION OF PROFIT

In accordance with relevant PRC regulations and the Articles of Association of our PRC subsidiaries, our PRC subsidiaries are required to allocate at least 10% of their annual after-tax profits determined in accordance with PRC statutory financial statements to a statutory general reserve fund until the amounts in said fund reaches 50% of their registered capital. As of December 31, 2014, the balance of general reserve is $14.76 million.

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

18. EQUITY

(a) Issuance of new shares

On September 16, 2014, the Company issued 1,543,455 ordinary shares valued at approximately $5.8 million in connection with the acquisition of Biznest. See Note 5.

(b) Repurchase of common shares

On September 16, 2011, the Company announced a $5 million share repurchase program. The amount, timing and extent of any repurchases were dependent on market conditions, the trading price of the Company’s ordinary shares and other factors and it was subject to restrictions relating to volume, price and timing under applicable law, including Rule 10b-18 promulgated under the Securities Exchange Act of 1934, as amended.

On March 15, 2012, the Company announced that its Board of Directors approved the termination of the share repurchase plan. At the same time, the Company’s chairman and CEO, Mr. Lin, entered into a new $2 million purchase plan. Mr. Lin also agreed to purchase 1,084,895 shares in a private transaction outside the purchase plan at a purchase price per share of $1.2.

Before the termination of repurchase plan, during year ended December 31, 2012, a net total of 223,604 ordinary shares of the Company were repurchased in accordance with the program at a cost of $315,577.

On October 4, 2013, the Company announced a $9 million share repurchase program.

Repurchases may be in open-market transactions or through privately negotiated transactions. The timing and extent of any purchases will depend upon market conditions, the trading price of the Company’s ordinary shares and other factors, and are subject to the restrictions relating to volume, price and timing under applicable laws, including but not limited to, Rule 10b-18 promulgated under the Securities Exchange Act of 1934, as amended. The Company’s Board of Directors will review the share repurchase program periodically, and may authorize adjustment of its terms and size accordingly. During the years ended December 31, 2014 and 2013, a total of 76,368 and 641,080 ordinary shares of the Company were repurchased in accordance with the program at a cost of $486,316 and $3,803,684, respectively.

(c) Stock-based compensation

On September 11, 2013, the Board of Directors of the Company adopted the 2013 Equity Incentive Plan, or the 2013 Plan, pursuant to which the Company may offer up to five million ordinary shares as equity incentives to its directors, employees and consultants. Such number of shares is subject to adjustment in the event of certain reorganizations, mergers, combinations, recapitalizations, stock splits, stock dividends, or other change in the corporate structure of the Company affecting the shares issuable under the 2013 Plan. As of December 31, 2014, we have issued 4.36 million shares of restricted stock to our officers and employees under the 2013 Plan.

On November 15, 2013, the Company granted eligible employees a total of 3,000,000 ordinary shares of the Company as compensation under the 2013 Equity Incentive Plan. The fair value of these shares was approximately $15.90 million at the date of the grant, based on the quoted market price of the Company’s ordinary shares. The employees paid the Company $9 million in cash resulting in approximately $6.90 million being recorded as the compensation for services provided in 2013.

For the purpose of acquiring the shares from the Company, certain employees have entered into loan contracts with local banks. The Company has agreed to guarantee the employee’s repayment of these bank loans in the event of a default. Of the 3,000,000 shares issued to employees, a total of 725,000 shares were purchased from the Company using proceeds from these guaranteed bank loans. None of the bank loans are in default as of December 31, 2014 or 2013 or the date of this report. However, as a result of the guarantee as of the date of the grant, the Company classified $2.175 million of the total proceeds received as “temporary equity” in the accompanying balance sheet. Amounts will be reclassified to “permanent equity” at such time that the employee repays the bank loan and the Company’s guarantee is legally relinquished. During 2014, $0.75 million was reclassified to “permanent equity” upon repayment of the bank loans by the respective employee.

On April 30, 2014, the Company granted eligible employees a total of 920,757 restricted shares as compensation under the 2013 Equity Incentive Plan. The fair value of these shares was approximately $3.74 million at the date of the grant, based on the quoted market price. The employees paid the Company approximately $3.68 million in cash, resulting in approximately $0.06 million being recorded as the compensation for services provided in 2014.

On April 30, 2014, the Company issued various minority shareholders of Geo 318,794 shares of restricted CNIT stock valued at $4.00 per share under the Company’s 2013 Equity Incentive Plan. Instead of using cash, those Geo shareholders opted for using their ownership in Geo shares to pay for the CNIT restricted shares through Geo’s parent company, iASPEC. They transferred the Geo shares they owned to iASPEC, and iASPEC in turn recorded the corresponding amount as an interest-free payable to the Company, which was eliminated in consolidation against additional paid-in capital of the Company. Consequently, iASPEC’s ownership in Geo increased from 50.37% to 54.89%, resulting in approximately $4,500 of Geo’s equity being reclassified to controlling interest and iASPEC still remaining as the controlling shareholder in Geo thereafter. In addition, iASPEC paid those Geo shareholders $61,698 of cash for the difference between the value of the CNIT restricted shares issued and that of the Geo shares that iASPEC received.

On April 30, 2014, the Company issued various minority shareholders of Zhongtian 120,709 shares of restricted CNIT stock valued at $4.00 per share under the Company’s 2013 Equity Incentive Plan. Instead of using cash, those Zhongtian shareholders opted for using their ownership in Zhongtian to pay for the CNIT restricted shares through Zhongtian’s parent company, iASPEC. They transferred the Zhongtian shares they owned to iASPEC, and iASPEC in turn recorded the corresponding amount as an interest-free payable to the Company, which was eliminated in consolidation against additional paid-in capital of the Company. Consequently, iASPEC’s ownership in Zhongtian increased from 83.72% to 99.99%, resulting in approximately $34,000 of Zhongtian’s equity being reclassified to controlling interest. In addition, iASPEC paid those Zhongtian shareholders $649,967 of cash for the difference between the value of the CNIT restricted shares issued and that of the Zhongtian shares that iASPEC received.

On June 25, 2014, the Company issued 50,000 restricted shares as payable in a lump sum for one year consulting fee from June 2014 to June 2015. The fair value of these shares was approximately $206,000 at the date of the grant, based on the quoted market price of the Company’s ordinary shares, resulting in approximately $120,000 being recorded as consulting expense in 2014, and approximately $86,000 being recorded as prepaid expenses as of December 31, 2014.

19. CONSOLIDATED SEGMENT DATA

Segment information is consistent with how management reviews the businesses, makes investing and resource allocation decisions and assesses operating performance. Transfers and sales between reportable segments, if any, are recorded at cost.

Selected information by segment is presented in the following tables for the years ended December 31, 2014, 2013 and 2012.

	2014	2013	2012
Revenues(1)
TIT Segment	$42,547,458	$28,424,862	$39,869,397
CBT Segment	25,610,241	47,720,522	46,508,058
	$68,157,699	$76,145,384	$86,377,455

(1) Revenues by operating segments exclude intercompany transactions.

	2014	2013	2012
Loss from operations:
TIT Segment	$(13,725,325)	$(73,626,439)	$(25,274,513)
CBT Segment	(14,876,016)	(45,416,339)	(59,418,092)
Corporate and others(2)	(1,358,023)	(333,801)	(1,056,627)
Loss from operations	(29,959,364)	(119,376,579)	(85,749,232)

Corporate other (expenses) income, net	1,976,333	4,160,238	173,138
Corporate interest income	435,381	460,381	343,289
Corporate interest expense	(6,593,549)	(5,553,522)	(4,646,818)
Loss from operations before income taxes	(34,141,199)	(120,309,482)	(89,810,304)

Income tax benefit (expense)	4,388,901	(1,896,545)	(812,254)

Net loss	(29,752,298)	(122,206,027)	(90,622,558)

Net loss attributable to the non-controlling interest	520,951	2,969,204	992,050
Net loss attributable to the Company	$(29,231,347)	$(119,236,823)	$(89,630,508)

(2) Includes non-cash compensation, professional fees and consultancy fees for the Company.
Non-cash employee compensation by segment as of December 31, 2014, 2013 and 2012 are as follows:

	2014	2013	2012
Non-cash employee compensation:
TIT Segment	$81,615	$575,000	$-
CBT Segment	-	6,325,000	-
	$81,615	$6,900,000	$-

Depreciation and amortization by segment for the years ended December 31, 2014, 2013 and 2012 are as follows:

	2014	2013	2012
Depreciation and amortization:
TIT Segment	$2,134,119	$5,026,735	$8,726,746
CBT Segment	2,513,790	5,470,520	5,055,823
Corporate and others	119,078	104,165	42,584
	$4,766,987	$10,601,420	$13,825,153

	2014	2013	2012
Provisions for losses on accounts receivable:
TIT Segment	$5,762,176	$37,557,081	$11,378,371
CBT Segment	3,287,604	30,655,158	16,503,749
Corporate and others	8,232
	$9,058,012	$68,212,239	$27,882,120

	2014	2013	2012
Inventory (recovery) provision:
TIT Segment	$508,272	$(45,900)	$33,833
CBT Segment	3,499,624	933,425	2,201,741
	$4,007,896	$887,525	$2,235,574

	2014	2013	2012
Investment in long-lived assets
TIT Segment	$1,806,351	$2,714,684	$2,426,602
CBT Segment	1,783,141	1,204,281	3,073,164
Corporate and others		594,929	-
	$3,589,492	$4,513,894	$5,499,766

Total assets by segment as at December 31, 2014 and 2013 are as follows:

	2014	2013	2012
Total assets
TIT Segment	$91,724,878	$88,072,260	156,538,182
CBT Segment	86,444,794	99,721,203	130,706,354
Corporate and others	1,236,137	1,445,527	177,353
	$179,405,809	$189,238,990	287,421,889

20. COMMITMENTS AND CONTINGENCIES

iASPEC, Bocom, Zhongtian, and Geo lease offices, employee dormitories and factory space in Shenzhen, Guangzhou, Beijing, Nanning and Chongqing in the PRC, under lease agreements that will expire on various dates through September 2017. For the years ended December 31, 2014, 2013 and 2012, the rental expense was approximately $407,000, $352,000 and $415,000, respectively. Future minimum lease payments under these lease agreements are as follows:

2015	$500,205
2016	359,123
2017	145,941
Total	$1,005,269

On July 9, 2010, the Company entered into an agreement with the municipal government of Dongguan City, to purchase a land use right for a piece of land of 101,764 square meters at a consideration of approximately $25.03 million (RMB 153.6 million) to be paid in cash in installments. As of December 31, 2014, the Company has paid deposits of approximately $14.80 million (RMB90.76 million) and received refunds of approximately $3.36 million (RMB20.66 million) in 2014.

21. CONCENTRATIONS

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of trade accounts receivable. The Company extends credit to its customers in the normal course of business and generally does not require collateral. As a result, management performs ongoing credit evaluations, and the Company maintains an allowance for potential credit losses based upon its loss history and its aging analysis. As of December 31, 2014 and 2013, the allowance of doubtful accounts were approximately $8,828,000 and $60,699,000, respectively, which is the Company’s best estimate of the amount of probable credit losses in existing accounts receivable.

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

For the years ended December 31, 2014, 2013 and 2012, no customer accounted for greater than 10% revenue.

At December 31, 2014, accounts receivables were due from 370 customers. Of these, no customer accounted for over 10% of the total accounts receivable. At December 31, 2013, accounts receivable were due from 325 customers and no customer accounted for over 10% of the total accounts receivable.

EXHIBIT INDEX

Exhibit
No.	Description
1.1	Amended and Restated Memorandum and Articles of Association of the registrant (incorporated by reference to Exhibit 1.1 to the Annual Report on Form 20-F filed by the registrant on April 15, 2014)
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

4.7	Form of Employment Agreement (English Translation) (incorporated by reference to Exhibit 10.7 to the Annual Report on Form 10-KSB filed by CITN on April 16, 2007)
4.8	Form of Independent Director Agreement (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form F-4 filed by the registrant on June 21, 2012)
4.9	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form F-4 filed by the registrant on June 21, 2012)
4.10	English Translation of Form of Employee Incentive Stock Purchase Agreement (incorporated by reference to Exhibit 4.1 to the Report on Form 6-K filed by the registrant on September 27, 2013)
4.11	China Information Technology, Inc. 2013 Equity Incentive Plan (incorporated by reference to Exhibit 4.1 to the Report on Form 6-K filed by the registrant on September 17, 2013)
4.12

Equity Transfer Agreement, dated September 16, 2014, by and among the Company, iASPEC and Shenzhen Yunchao Software Internet Co. Ltd. (incorporated by reference to Exhibit 4.1 to the Report on Form 6-K filed by the registrant on September 23, 2014)

8.1*	List of the registrant’s subsidiaries

Exhibit
No.	Description
11.1	Amended and Restated Code of Ethics, adopted on December 25, 2007 (incorporated by reference to Exhibit 14 to the Annual Report on Form 10-K filed by CITN on March 31, 2008)
12.1*	Certifications of Chief Executive Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)
12.2*	Certifications of Chief Financial Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)
13.1*	Certifications of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certifications of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent from GHP Horwath, P.C., Independent Registered Public Accounting Firm.
101*	Interactive data files pursuant to Rule 405 of Regulation S-T (furnished herewith)

*Filed herewith.