Form 20-F
period 2015-12-31
China Information Technology, Inc.
filed 2016-04-27
CIK 1552670

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2015): 39,331,364 ordinary shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Yes [X]     No [   ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large Accelerated Filer [ ]	Accelerated Filer [ ]	Non-Accelerated Filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [X]	International Financial Reporting Standards as issued by the International Accounting Standards Board [ ]	Other [ ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

[   ] Item 17     [   ] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes [   ]     No [X]

Annual Report on Form 20-F
Year Ended December 31, 2015

i

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	49
	A. Directors and Senior Management	49
	B. Compensation	51
	C. Board Practices	52
	D. Employees	54
	E. Share Ownership	54
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	55
	A. Major Shareholders	55
	B. Related Party Transactions	55
	C. Interests of Experts and Counsel	56
ITEM 8.	FINANCIAL INFORMATION	56
	A. Consolidated Statements and Other Financial Information	56
	B. Significant Changes	56
ITEM 9.	THE OFFER AND LISTING	56
	A. Offer and Listing Details	56
	B. Plan of Distribution	57
	C. Markets	57
	D. Selling Shareholders	57
	E. Dilution	57
	F. Expenses of the Issue	57
ITEM 10.	ADDITIONAL INFORMATION	57
	A. Share Capital	57
	B. Memorandum and Articles of Association	57
	C. Material Contracts	62
	D. Exchange Controls	63
	E. Taxation	64
	F. Dividends and Paying Agents	68
	G. Statement by Experts	68
	H. Documents on Display	68
	I. Subsidiary Information	68
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	68
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	69
	A. Debt Securities	69
	B. Warrants and Rights	69
	C. Other Securities	69
	D. American Depositary Shares	69
PART II
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	70

ii

iii

INTRODUCTORY NOTES

Use of Certain Defined Terms

Except as otherwise indicated by the context and for the purposes of this report only, references in this report to:

•	“CNIT,” “we,” “us,” “our” and the “Company” are to the combined business of China Information Technology, Inc., its subsidiaries and other consolidated entities;

•	“CITN” are to China Information Technology (Nevada), Inc., a Nevada corporation;

•	“CITH” are to China Information Technology Holding Ltd., a BVI company;

•	“IST HK” are to Information Security Tech. International Co., Ltd., a Hong Kong company;

•	“ISSI” are to Information Security Software Investment Limited, a Hong Kong company;

•	“TopCloud” are to TopCloud Software Co., Ltd., a PRC company;

•	“IST” are to Information Security Technology (China) Co., Ltd., a PRC company;

•	“ISIOT” are to Information Security IoT Technology Co., Ltd., a PRC company;

•	“iASPEC” are to iASPEC Geo Information Technology Co., Ltd, a PRC company;

•	“Geo” are to Wuda Geoinformatics Co., Ltd., a PRC company;

•	“Zhongtian” are to Shenzhen iASPEC Zhongtian Software Company Ltd., a PRC company;

•	“Biznest” are to Biznest Internet Technology Co., Ltd., a PRC company;

•	“Bocom” are to iASPEC Bocom IoT Technology Co. Ltd., a PRC company;

•	“Taoping” are to Shenzhen Taoping Internet Technology Co., Ltd., a PRC company;

•	“BVI” are to the British Virgin Islands;

•	“Hong Kong” are to the Hong Kong Special Administrative Region of the People’s Republic of China;

•	“PRC” and “China” are to the People’s Republic of China;

•	“SEC” are to the Securities and Exchange Commission;

•	“Exchange Act” are to the Securities Exchange Act of 1934, as amended;

•	“Securities Act” are to the Securities Act of 1933, as amended;

•	“Renminbi” and “RMB” are to the legal currency of China; and

•	“U.S. dollars,” “dollars” and “$” are to the legal currency of the United States.

Forward-Looking Information

In addition to historical information, this annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. We use words such as “believe,” “expect,” “anticipate,” “project,” “target,” “plan,” “optimistic,” “intend,” “aim,” “will” or similar expressions which are intended to identify forward-looking statements. Such statements include, among others, those concerning market and industry segment growth and demand and acceptance of new and existing products; any projections of sales, earnings, revenue, margins or other financial items; any statements of the plans, strategies and objectives of management for future operations; and any statements regarding future economic conditions or performance, as well as all assumptions, expectations, predictions, intentions or beliefs about future events. You are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, as well as assumptions, which, if they were to ever materialize or prove incorrect, could cause the results of the Company to differ materially from those expressed or implied by such forward-looking statements. Potential risks and uncertainties include, among other things, the possibility that third parties hold proprietary rights that preclude us from marketing our products, the emergence of additional competing technologies, changes in domestic and foreign laws, regulations and taxes, changes in economic conditions, uncertainties related to legal system and economic, political and social events in China, a general economic downturn, a downturn in the securities markets, and other risks and uncertainties which are generally set forth under Item 3 “Key information—D. Risk Factors” and elsewhere in this annual report.

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

A. Selected Financial Data

The following table presents selected financial data regarding our business. It should be read in conjunction with our consolidated financial statements and related notes contained elsewhere in this annual report and the information under Item 5 “Operating and Financial Review and Prospects.” The selected consolidated statement of (loss) income data for the fiscal years ended December 31, 2015, 2014 and 2013, and the selected consolidated balance sheet data as of December 31, 2015 and 2014 have been derived from our audited consolidated financial statements that are included in this annual report beginning on page F-1. The selected consolidated statement of (loss) income data for the fiscal years ended December 31, 2012 and 2011, and the selected consolidated balance sheet data as of December 31, 2013, 2012 and 2011 have been derived from our audited consolidated financial statements that are not included in this annual report.

Our consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. In 2015, we disposed of our equity interests in Geo and Zhongtian. All periods presented herein have been retroactively restated to conform with the presentation of Geo and Zhongtian as discontinued operations. The selected financial data information is only a summary and should be read in conjunction with the historical consolidated financial statements and related notes contained elsewhere herein. The financial statements contained elsewhere fully represent our financial condition and operations; however, they are not indicative of our future performance.

	Years Ended December 31,
	2015	2014	2013	2012	2011
Statement of Income Data
Total revenue	$10,284,868	$38,634,747	$55,419,831	$68,103,843	$99,521,202
Total cost of revenue	$6,381,205	$28,146,390	$45,867,163	$54,879,870	$61,883,258
Gross profit	$3,903,663	$10,488,357	$9,552,668	$13,223,973	$37,637,944
(Loss) income from operations	$(26,963,357)	$(23,909,213)	$(118,215,368)	$(85,247,288)	$8,555,179
Net (loss) income attributable to CNIT-continuing operations	$(9,003,233)	$(24,087,098)	$(118,511,760)	$(89,432,743)	$6,402,501
Net (loss) income per share-continuing operations - basic	$(0.26)	$(0.79)	$(4.33)	$(3.31)	$0.24
Net (loss) income per share-continuing operations - diluted	$(0.26)	$(0.79)	$(4.33)	$(3.31)	$0.23
Balance Sheet Data
Cash and cash equivalents	$3,786,846	$6,689,848	$6,044,692	$6,836,413	$8,792,195
Working (deficiency) capital	$(1,649,728)	$(56,043,116)	$(46,779,407)	$21,726,752	$61,896,470
Total assets	$66,091,704	$179,405,809	$189,238,990	$287,421,889	$361,792,142
Total liabilities	$35,637,467	$140,827,000	$129,059,540	$123,407,956	$109,252,456
Temporary equity	$360,000	$1,425,000	$2,175,000	$-	$-
Total equity	$30,094,237	$37,153,809	$58,004,450	$164,013,933	$252,539,686

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

In early 2013, we made a strategic decision to transition our business from servicing the public sector to focusing on the private sector. Leveraging our experience and expertise in handling large-scale IT projects for the public sector, we started investing in research and development of our own software products suitable for the private sector. In 2014, continuing our transition from the public sector to the private sector, we identified and provided cloud-based ecosystem solutions to new media, healthcare, education, and residential community management as the four core markets on which we would focus. Underpinning our ecosystems are our industry-specific integrated technology platform, resource exchange, and big data services. In 2014, we predominately sold our cloud-based solutions to the Chinese new media industry. Starting from 2015, we further expanded the customer base of our cloud-based solutions to numerous industries including new media, education, government and residential community management. As such, we have a very limited operating history of selling our cloud-based products and professional services to the private sector. Our limited operating history makes it difficult to evaluate our current business and future prospects and may increase the risk of your investment. In 2015, we generated only $7.31 million of revenue in our cloud-based technology (CBT) segment for customers in the education and new media sectors. We expect to have significant operating expenses in the future to further support and grow our business, including expanding the scope of our customer base, expanding our direct and indirect selling capabilities, pursuing acquisitions of complementary businesses, investing in our data storage and analysis infrastructure and research and development and increasing our international presence. As a result of our new initiatives, we may be unable to achieve or sustain profitability or reasonably predict our future outcome. We cannot assure you that we will achieve profitability in the future, or that if we do become profitable, we will sustain profitability.

Our independent registered auditors have expressed substantial doubt about our ability to continue as a going concern.

Our independent auditors have added an explanatory paragraph to their audit opinion issued in connection with our financial statements included in this report which states that the financial statements were prepared assuming that we would continue as a going concern.

As discussed in Note 1 to the consolidated financial statements included in this report, we have reported recurring net losses as well as negative cash flows from operating activities. In addition, we have a working capital deficit as of December 31, 2015. These factors raise substantial doubt about our ability to continue as a going concern. As disclosed under Item 5, “Operating and Financial Review and Prospects” and Note 1 to the consolidated financial statements, we have developed our 2015 business plan which will continue to be executed in 2016. However, there can be no assurance that we will be successful in achieving the goals set forth in our business plan.

Unfavorable economic conditions may affect the level of technology spending by our customers which could cause the demand for our products and services to decline.

The revenue growth and profitability of our business rely on the overall demand for software, display technology products, and internet related services. Our business depends on the overall economy in China and the economic and business conditions within our respective product and service sectors. If economic conditions become unstable, our existing and prospective customers may reassess their decisions to purchase our products and services. Fragile Chinese economic conditions or a reduction in information technology spending by our customers, could harm our business in many ways, including longer sales cycles and lower prices for our products and services. These events could have a material effect on our future revenue and earnings.

Our periodic operating results are difficult to predict and could fall below investors’ expectations or estimates by securities research analysts, which may cause the trading price of our ordinary shares to decline.

Our revenues and operating results can vary significantly from a filing period to the next due to a number of factors, many of which are outside of our control, such as fluctuations in the volume of business from our customers as a result of changes in their operations, their decisions to purchase our products and services, and currency fluctuations. Our revenues and operating results could also be affected by delays or difficulties in expanding our operational facilities and infrastructure, changes to our pricing strategies due to a competitive business environment and improper estimates of resources and time required to complete ongoing projects. Our first quarter revenues are relatively low compared to the other quarters due to the Chinese New Year holiday. Moreover, our operating and financial results may vary as a result of our dependency on our customers’ budgets and spending patterns. Therefore we may not be able to reasonably estimate the demand for our products and services beyond the current calendar year, which could adversely affect our business, operations and financial condition. In addition, business volumes for specific customers are likely to vary from year to year. Thus, a major customer in one year may not remain as a major customer in the subsequent years.

These fluctuations are likely to continue in the future and operating results for any period may not be indicative of our performance in any future period. If our operating results for any filing period fall below investors’ expectations or estimates by securities research analysts, the trading price of our ordinary shares may decline.

We face risks once businesses are acquired through mergers or acquisitions and the acquired companies may not perform to our expectations, which may adversely affect our results of operations.

We face risks when we acquire other businesses. These risks include:

•	difficulties in the integration of acquired operations and retention of personnel,

•	unforeseen or hidden liabilities,

•	tax, regulatory and accounting subject matters, and

•	inability to generate sufficient revenues to offset acquisition costs.

Acquired companies may not perform to our expectations for various reasons, including loss of key personnel resulting changes in key customers, and our strategic focus may change. Therefore we may not realize the benefits we have previously anticipated. If we fail to integrate acquired businesses or realize expected benefits, we may lose economic returns on investments in these mergers and acquisitions and incur transaction costs causing our operating results to be materially and adversely affected.

If we are unable to secure additional financing or identify suitable merger or acquisition targets, we may be unable to implement our long-term business plan, develop or enhance our products and services, take advantage of future opportunities, or respond to competitive pressures on a timely manner.

Our long-term business plan includes the identification of suitable targets for horizontal or vertical mergers or acquisitions, so as to enhance overall productivity and to benefit from economies of scale. Due to the recent uncertainties in the global economic outlook and financial market stability, we may not be able to secure an adequate level of additional financing, whether through equity financing, debt financing or other sources. To raise additional capital, we may need to issue new securities which could result in further dilution to our shareholders and significant dilution to our earnings per share. Issuance of new securities with registration rights or covenants through additional financings may be superior to the current ones that would restrict our operations and strategies. If we are unable to raise additional financing, we may be unable to implement our long-term business plan, develop or enhance our products and services, take advantage of future opportunities, or respond to competitive pressures on a timely basis, if at all. In addition, lack of additional capital could force us to substantially curtail or even cease operations.

We also may not be able to identify merger or acquisition targets or, after a merger or acquisition, may not be able to successfully integrate the targeted business or operations with ours. Such failure to execute our long-term business plan likely will negatively impact our results of operations.

We generally do not have exclusive agreements with our customers and we may lose their contracts if they are not satisfied with our products and services or for other reasons.

We generally do not have exclusive agreements with our customers. As a result, we must rely on the quality of our products and services, our reputation in the industry, and favorable pricing terms to attract and retain customers. There is no assurance that we will be able to maintain and retain our relationships with current and/or future customers. Our customers may choose to terminate their relationships with us if they are not satisfied with our services. If a substantial number of our customers choose not to continue to purchase products and services from us, it would materially and adversely affect on our business and results of operations.

If we are unable to develop and offer competitive new products and services, our future operations could be adversely affected.

Our future revenue stream, to a large degree, depends on our ability to capitalize on our technology strength and capabilities to offer new software applications and services to a broader client base. We are required to make investments in research and development to continue developing and offering new software applications and internet related services, and to enhance our existing software applications and internet related services to achieve market acceptance of our products and services. We may encounter potential challenges in innovation and introduction of new products services. Our development-stage software applications may not be successfully completed or, if developed, may not achieve significant customer acceptance. If we are unable to successfully define, develop and introduce competitive new software applications, and enhance the existing ones, our future operating results would be adversely affected. Timing for software developments is difficult to predict. Timely launch of new applications and their acceptance by customers are important to our future success. A delay in the development of new applications could have a significantly adverse impact on our results of operations.

If we are unable to keep abreast with the rapid technical changes in our industry, demand for our products and services could decline and adversely affect our revenue and growth.

Our industry is known for rapid changes in technology, frequent introductions of new applications, quick evolution of industry standards, and changes in customer demands. These conditions require continuous investments in product research and development to enhance existing products, innovate new products, and keep up with the leading edge technologies. We believe that the timely development of new products and continuous enhancements to the existing products are essential to maintain our competitive position in the marketplace. Our future success depends in part upon customer and market acceptance of our products and innovations. Failure to achieve market acceptance of our existing products and services and launch of new products could materially and adversely affect our business and results of operations.

Our software applications may contain defects or errors, which could decrease sales, damage our reputation, or delay deliveries of our products.

Our software products are complex and must meet the stringent technical requirements requested by our customers. In order to keep pace with the current technologies and the rapid changes in the industry standards, we must accelerate new product developments and enhancements for our existing products. Because of the complex designs and the expeditious development cycles, we cannot assure that our software products are free of errors, especially for the newly released software applications and the updates for the existing software products. If our software is not free of errors, this could potentially result in litigation, declining sales, increasing product returns and product warranty costs, and further damage to our reputation, which would adversely affect our business.

Our technology may become obsolete, which could materially adversely affect our ability to sell our products and services.

If our technology, products and services become obsolete, our business operations would be materially and adversely affected. The market in which we compete is known for rapid changes in technologies, quick evolution of industry standards, fast introductions of new products, and changes in customer demands. These market characteristics can cause the existing products to be obsolete and unmarketable. Our future success depends upon our ability to timely address the increasingly sophisticated requests from our customers to support the existing and new hardware, software, database, and networking platforms. We have to invest in research and development in order to succeed in this competitive industry and timely satisfy market demands. Research and development expenses from continuing operations were $3,446,867, $1,477,246 and $2,190,074 for the years ended December 31, 2015, 2014 and 2013, respectively.

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

Our cloud-based applications involve the storage and transmission of our customers’ proprietary and confidential information, including personal or identifying information regarding their employees and customers. Any security breaches, unauthorized access, unauthorized usage, virus or similar breach or disruption could result in loss of confidential information, damage to our reputation, early termination of our contracts, litigation, regulatory investigations, indemnity obligations or other liabilities. If our security measures are breached as a result of third-party action, employee error, malfeasance or otherwise and, as a result, someone obtains unauthorized access to customer data, our reputation will be damaged, our business may suffer and we could incur significant liability. Because the techniques used to obtain unauthorized access or sabotage systems change frequently and generally are not identified until they are launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures. Any or all of these issues could negatively affect our ability to attract new customers, cause existing customers to elect not to renew or upgrade their subscriptions, result in reputational damage or subject us to third-party lawsuits, regulatory fines or other action or liability, which could adversely affect our operating results.

If we are not able to adequately secure and protect our patent, trademark and other proprietary rights our business may be materially affected.

Under our Amended and Restated Management Services Agreement, or the MSA, among our subsidiary IST, our variable interest entity, iASPEC, and Mr. Jiang Huai Lin, our Chairman and Chief Executive Officer, we license 71 copyrighted software applications from iASPEC on an exclusive basis. To protect the intellectual property underlying these applications and our other intellectual property, we rely on a combination of copyright, trademark, and trade secret laws. We also rely on non-disclosure agreements and other confidentiality procedures and contractual provisions to protect our intellectual property rights. Some of these technologies, other than the iASPEC copyrighted software applications, are very important to our business and are not protected by copyrights or patents. It may be possible for unauthorized third parties to copy or reverse engineer our products, or otherwise obtain and use information that we regard as proprietary. Further, third parties could challenge the scope or enforceability of our copyrights. In certain foreign countries, including China where we operate, the laws do not protect our proprietary rights to the same extent as the laws of the United States. Any misappropriation of our intellectual property could have a material adverse effect on our business and results of operations, and we cannot assure you that the measures we take to protect our proprietary rights are adequate.

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

Historically, a significant portion of our revenues have been derived from a limited number of customers. For each of the years ended December 31, 2015, 2014 and 2013, 21%, 17% and 21%, respectively of our revenues of continuing operations were derived from our five largest customers. The loss of any of these significant customers would adversely affect our revenues and shareholder value.

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

Our future business and results of operations depend in significant part upon the continued contributions of our key technical and senior management personnel, including Jiang Huai Lin, our Chairman and Chief Executive Officer, Zhiqiang Zhao, our President and Interim Chief Financial Officer, Zhixiong Huang, our Chief Operating Officer, Guangzeng Chen, our Chief Technology Officer and Chief Product Officer, Guangyuan Zong, our Chief Marketing Officer and Junping Sun, our Chief Investment Officer. They also depend in significant part upon our ability to attract and retain additional qualified management, technical, marketing and sales and support personnel for our operations. If we lose a key employee or if a key employee fails to perform in his or her current position, or if we are not able to attract and retain skilled employees as needed, our business could suffer. Significant turnover in our senior management could significantly deplete our institutional knowledge held by our existing senior management team. We depend on the skills and abilities of these key employees in managing the technical, marketing and sales aspects of our business, any part of which could be harmed by further turnover.

We may be exposed to potential risks relating to our internal controls over financial reporting.

Companies that file reports with the SEC, including us, are subject to the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or SOX 404. SOX 404 requires management to establish and maintain a system of internal control over financial reporting and annual reports on Form 10-K or Form 20-F filed under the Exchange Act are required to contain a report from management assessing the effectiveness of a company’s internal control over financial reporting. Separately, under SOX 404, as amended by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, public companies that are large accelerated or accelerated filers must include in their annual reports on Form 10-K or Form 20-F an attestation report of their auditors attesting to and reporting on management’s assessment of internal control over financial reporting. Non-accelerated filers and smaller reporting companies are not required to include an attestation report of their auditors in annual reports.

A report of our management is included under Item 15 “Controls and Procedures” of this report. We are a non-accelerated filer and, consequently, are not required to include an attestation report of our auditor in this annual report. Management believes that our internal control over financial reporting was not effective as of December 31, 2015, as a result of material weaknesses identified as discussed in Item 15 of this report. We can provide no assurance that these material weaknesses will be remediated in a timely manner, as a result, investors and others may lose confidence in the reliability of our financial statements.

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

Mr. Jiang Huai Lin, our Chairman and Chief Executive Officer and the beneficial owner of 37.7% of our outstanding ordinary shares beneficially owns 100% of the equity interests in iASPEC, from whom we derived 68.2%, 42.4% and 22.5% of our revenue in the fiscal years ended December 31, 2015, 2014 and 2013, respectively, pursuant to existing commercial arrangements. As a result, conflicts of interest may arise from time to time and these conflicts may result in management decisions that could negatively affect our operations and potentially result in the loss of opportunities.

If iASPEC or its shareholders violate our contractual arrangements with it, our business could be disrupted and we may have to resort to litigation to enforce our rights which may be time consuming and expensive.

Our operations are currently dependent upon our commercial relationship with iASPEC. During the fiscal years ended December 31, 2015, 2014 and 2013, we derived 68.20%, 42.4% and 22.5% of our revenues, respectively, from the provision of services to iASPEC customers. A significant portion of these revenues have not yet been collected. Amounts owed by iASPEC under the amended MSA for each quarter will be due and payable no later than the last day of the month following the end of each such quarter. Our contractual arrangements may not be as effective as direct ownership, if iASPEC or its shareholders are unwilling or unable to perform their obligations under our commercial arrangements with it, including payment of revenues under the MSA as they become due each quarter, we will not be able to conduct our operations in the manner currently planned. In addition, iASPEC may seek to renew these agreements on terms that are disadvantageous to us. Although we have entered into a series of agreements that provide us with substantial ability to control iASPEC, we may not succeed in enforcing our rights under them. If we are unable to renew these agreements on favorable terms, or to enter into similar agreements with other parties, our business may not be able to operate or expand, and our operating expenses may significantly increase.

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

Our commercial arrangement with iASPEC gives us the right to designate two Chinese citizens to serve as senior managers of iASPEC, serve on iASPEC’s Board of Directors and assist in managing the business and operations of iASPEC. In addition, iASPEC will require the affirmative vote of the majority of the our Board of Directors, as well as at least one non-insider director, for completing certain material actions with respect to iASPEC, including, but not limited to: (a) the nomination, appointment, election or replacement of any board members; (b) the distribution of any dividend or profits; (c) any merger, division, change of corporate form, dissolution or liquidation; (d) any reimbursement of net losses or other payments or transfers of funds from IST to iASPEC; (e) the formation or disposition of a subsidiary or the acquisition or disposition of any interest in any other entity; and (f) the encumbrance of any assets under any lien not in the ordinary course of business. However, fulfillment of certain Police-use Geographic Information Systems, or PGIS, contracts with PRC Government customers is restricted to entities, such as iASPEC, that possess the necessary PRC government licenses and approvals, and any change in control may be viewed under PRC law as creating a new entity. If iASPEC’s government customers view these MSA provisions as a change in control of iASPEC or as evidence of iASPEC’s failure to operate its business in a manner that complies with its contractual obligations or with related laws and regulations, such a perception could result in the cancellation or invalidation of iASPEC’s licenses and permits. A loss by iASPEC of its licenses and permits could result in the significant disruption or possible termination of our business or adversely affect our reputation in the market.

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

The PRC government exercises significant control over China. Accordingly, our results of operations, financial condition and prospects are significantly dependent on economic and political developments in China. Certain measures adopted by the PRC government may restrict loans to certain industries, such as changes in the statutory deposit reserve ratio and lending guidelines for commercial banks by the People’s Bank of China, or PBOC. These current and future government actions could materially affect our liquidity, access to capital, and ability to operate our business.

The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. Since 2012, growth of the Chinese economy has slowed down. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy but may also have a negative effect on us. Our financial condition and results of operation could be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. In addition, any stimulus measures designed to boost the Chinese economy, may contribute to higher inflation, which could adversely affect our results of operations and financial condition. See “Risks Relating to Doing Business in China - Future inflation in China may inhibit our ability to conduct business in China.”

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

Our ordinary shares are traded and listed on the Nasdaq Global Select Market under the symbol “CNIT.” The ordinary shares may be delisted if we fail to maintain certain listing requirements of the Nasdaq Stock Market, or NASDAQ. For instance, companies listed on NASDAQ are subject to delisting for, among other things, failure to maintain a minimum closing bid price per share of $1.00 for 30 consecutive business days. On November 23, 2015, we received a letter from NASDAQ indicating that for the 30 consecutive business days between October 12, 2015 and November 20, 2015, the bid price of our ordinary shares closed below the minimum $1.00 per share requirement pursuant to NASDAQ Listing Rule 5450(a)(1) for continued inclusion on The NASDAQ Global Select Market. In accordance with NASDAQ Listing Rule 5810(c)(3)(A), we had an initial grace period of 180 calendar days, or until May 23, 2016, to regain compliance with the minimum bid price requirement. On December 22, 2015, we received a notification from NASDAQ that we had regained compliance with the minimum bid price requirement after maintaining a closing bid price equal to or in excess of $1.00 from November 27, 2015 to December 21, 2015. As a result, the matter of our noncompliance with the minimum bid price requirement had been closed.

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

The market price of our ordinary shares is volatile, and this volatility may continue. Numerous factors, many of which are beyond our control, may cause the market price of our ordinary shares to fluctuate significantly. These factors include:

•	our earnings releases, actual or anticipated changes in our earnings, fluctuations in our operating results or our failure to meet the expectations of financial market analysts and investors;
•	changes in financial estimates by us or by any securities analysts who might cover our shares;
•	speculation about our business in the press or the investment community;
•	significant developments relating to our relationships with our customers or suppliers;
•	stock market price and volume fluctuations of other publicly traded companies and, in particular, those that are in the our industries;
•	customer demand for our products;
•	investor perceptions of the our industry in general and our company in particular;
•	the operating and stock performance of comparable companies;
•	general economic conditions and trends;
•	major catastrophic events;
•	announcements by us or our competitors of new products, significant acquisitions, strategic partnerships or divestitures;
•	changes in accounting standards, policies, guidance, interpretation or principles;
•	loss of external funding sources;
•	sales of our ordinary shares, including sales by our directors, officers or significant shareholders; and
•	additions or departures of key personnel.

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

Our outstanding warrants may adversely affect the market price of our ordinary shares.

Currently we have 525,621 series A warrants outstanding. Each warrant has a term of three years and entitles the holders to purchase one ordinary share of the Company at a price of $7.73. The series A warrant could be exercised on a cashless basis. The sale or possibility of sale of the shares underlying the warrants could have an adverse effect on the market price of our ordinary shares or our ability to obtain future financing. If and to the extent these warrants are exercised, you may experience dilution to your holdings.

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

Mr. Jiang Huai Lin, our Chairman and Chief Executive Officer, is the beneficial owner of approximately 37.7% of our outstanding voting securities. As a result, he possesses significant influence and can elect a majority of our board of directors and authorize or prevent proposed significant corporate transactions. His ownership and control may also have the effect of delaying or preventing a future change in control, impeding a merger, consolidation, takeover or other business combination or discourage a potential acquirer from making a tender offer.

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

We are exempted from certain corporate governance requirements of the Nasdaq Stock Market by virtue of being a foreign private issuer. As a foreign private issuer, we are permitted to follow the governance practices of our home country, the BVI in lieu of certain corporate governance requirements of NASDAQ. As result, the standards applicable to us are considerably different than the standards applied to domestic U.S. issuers. For instance, we are not required to:

•	have a majority of the board be independent (although all of the members of the audit committee must be independent under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act);

•	have a compensation committee and a nominating committee to be comprised solely of "independent directors; and

•	hold an annual meeting of shareholders no later than one year after the end of the Company's fiscal year-end.

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

On August 26, 2010, we changed our name to China Information Technology, Inc.

On October 31, 2012, we completed a corporate reorganization, whereby the Company, which was established as a subsidiary of CITN under the laws of the BVI to effect the reorganization, became the publicly held parent company and CITN became a wholly-owned subsidiary of the Company. In connection with the reorganization, each outstanding share of the common stock of CITN was converted into the right to receive one ordinary share of the Company and the ordinary shares of the Company were listed on the NASDAQ Global Select Market under the trading symbol “CNIT,” the same symbol under which the common stock of CITN were listed. Prior to the reorganization, shares of CITN’s common stock were registered pursuant to Section 12(b) of the Exchange Act. On October 31, 2012, the Company filed a Form 8-K12B under cover of a Form 6-K to establish the Company as the successor issuer to CITN pursuant to Rule 12g-3 under the Exchange Act, and pursuant to Rule 12g-3(a) under the Exchange Act, the ordinary shares of the Company, as successor issuer, were deemed registered under Section 12(b) of the Exchange Act. On November 13, 2012, CITN filed a Form 15 with the SEC to terminate the registration of the shares of its common stock and suspend its reporting obligations under Sections 13 and 15(d) of the Exchange Act. On November 19, 2012, we changed the name of CITN to China Information Technology (Nevada), Inc., which was liquidated and dissolved in July 2014.

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

•

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

•

Mr. Lin agreed to enter into a pledge agreement with IST to pledge all his equity interests in iASPEC as security for his and iASPEC’s fulfillment of their respective obligations under the MSA, and to register the pledge agreement with the local Administration for Industry and Commerce;

•

Mr. Lin confirmed his status as the sole shareholder of iASPEC and his assumption of all the obligations of the iASPEC shareholder under the agreement, including a confirmation of his continuing obligation under a written guaranty, dated August 1, 2007, executed by the iASPEC shareholders in connection with the MSA;

•

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

•

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

•

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

•	The amended MSA may be terminated at any time by IST upon 90 calendar days’ written notice delivered to all other parties.

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

On April 7, 2008, iASPEC acquired Geo, pursuant to (1) a share purchase and increased capital agreement, dated as of February 16, 2008, by and among iASPEC, Wuhan Wuda Venture Capital Co., Ltd., Song Ai Hong and Geo, for the purchase of 46% of Geo for a purchase price of approximately $4,819,000, and (2) a share purchase agreement, dated as of February 16, 2008, between iASPEC and Li Wei, for the purchase of 2.4% of Geo for a purchase price of approximately $666,700. On September 3, 2010, Geo increased its registered capital from RMB 60,000,000 (approximately $8,849,680) to RMB 79,200,000 (approximately $11,681,588). The RMB 19,200,000 (approximately $2,831,900) increase was contributed by iASPEC and a group of new shareholders, consisting of the management teams of both GEO and iASPEC, including Mr. Jiang Huai Lin, our chief executive officer. On August 30, 2013 Mr Huang Chengdong, Geo’s minority shareholder, disposed his interest in Geo of total RMB 7,000,000, while PPG Business Management and Advisory Center L.P. (“PPG”) injected in Geo for total of RMB9,000,000 and four natural person shareholders invested RMB2,000,000 worth of patent rights which reinforced Geo’s operating business. As a result of the capital increase, the equity interest owned by iASPEC in Geo was reduced from 57% to 50.37% .

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

On May 5, 2011, Kwong Tai and iASPEC entered into an equity transfer agreement, pursuant to which Kwong Tai agreed to transfer 100% of its equity interest in Zhongtian to iASPEC for a purchase price of RMB 20,240,650 (approximately $3,113,946). On December 29, 2011, Zhongtian’s registered capital was increased by RMB 7,470,000 (approximately $1,175,778) from RMB 33,240,650 (approximately $5,232,078) to RMB 40,710,650 (approximately $6,407,856). This contribution was made by members of the management of Zhongtian, including Mr. Jiang Huai Lin, our chief executive officer. As a result of the capital increase, the equity interest owned by iASPEC in Zhongtian was reduced from 100% to 81.65% .

On February 20, 2012, Zhongtian, increased its registered capital from RMB40.7 million (approximately $6.2 million) to RMB42.5 million (approximately $6.5 million). The RMB1.79 million (approximately $0.28 million) was contributed by new shareholders, comprising the management teams of Zhongtian, including Mr. Lin, the Company’s chief executive officer. As a result of the capital increase, the equity interest owned by iASPEC in Zhongtian was reduced from 81.65% to 78.21% .

On August 30, 2013 a minority shareholder disposed of its interest in Geo totaling RMB 7 million (approximately $1.13 million). In addition, during 2013 various individual shareholders injected capital in Geo totaling of RMB21.50 million (approximately $3.53 million) and four other shareholders contributed patent rights valued at RMB2 million (approximately $0.32 million) which reinforced Geo’s operating business. As a result of the capital increase, Geo’s minority interest increased from 47.46% to 49.63% while the equity interest owned by iASPEC in Geo was decreased from 52.54% to 50.37% .

On September 10, 2013 iASPEC purchased shares from minority interest holders in Zhongtian for a total of RMB2.34 million (approximately $0.38 million). As a result, the equity interest owned by iASPEC in Zhongtian was increased from 78.21% to 83.72% .

On September 18, 2013, IST HK and iASPEC entered into an equity transfer agreement, pursuant to which iASPEC transferred 100% of equity interests in TopCloud, to IST HK, for a purchase price of RMB53.98 million (approximately $8.84 million).

On April 30, 2014, iASPEC purchased shares from minority interest holders in Zhongtian for RMB6.91 million (approximately $1.11 million). As a result, the equity interest owned by iAPSEC in Zhongtian was further increased from 83.72% to 99.99% .

On April 30, 2014, iASPEC purchased shares from minority interest holders in Geo for RMB8.28 million (approximately $1.33 million). As a result, the equity interest owned by iAPSEC in Geo was further increased from 50.37% to 54.89% .

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

Newly Formed Subsidiary

On November 3, 2014, iASPEC formed a wholly owned PRC subsidiary, Shenzhen Taoping Internet Technology Co. Ltd. (“Taoping”), to construct online exchange for out-of-home advertisement resources. Taoping pairs small-and-medium enterprise (SME) corporate advertisers seeking marketing campaigns with owners of networked 21-to-75 inch digital display media terminals. Currently Taoping is a module of our Yunfa Net (www.pubds.com), an information distribution and advertising delivery system, and serves as an exchange platform for idle time-slot of digital screens owned by our customers of new media industry.

Disposal of Subsidiary

On November 6, 2015, iASPEC entered into an equity transfer agreement with certain individual and entity purchasers, pursuant to which, iASPEC sold all of its ownership of Geo, which constitutes approximately 54.89% of total capital stock of Geo for an aggregate of RMB 91.338 million (approximately $14.7 million). Pursuant to the transfer agreement, the transferees agreed to pay the purchase price in four installments by March 30, 2016. The purchase price had been fully collected by the Company as of February 29, 2016.

On November 9, 2015, iASPEC entered into an equity transfer agreement with certain entity purchaser, pursuant to which, iASPEC sold all of its ownership of Zhongtian, which constitutes 100% of total capital stock of Zhongtian for an aggregate of RMB 30 million (approximately $4.8 million). Pursuant to the agreement, the transferee agreed to pay the purchase price in three installments by May 31, 2016. As of April 12, 2016, a total of RMB 27 million (approximately $4.25 million) of the purchase price had been received by the Company, and the remaining RMB 3 million ((approximately $0.47 million) is expected to be received by May 31, 2016.

On June 22, 2015, the Company announced that its Board of Directors received a preliminary, non-binding proposal letter (the “Proposal”), dated June 19, 2015, from Mr. Jiang Huai Lin ("Mr. Lin"), Chairman and Chief Executive Officer of the Company, Mr. Zhiqiang Zhao (“Mr. Zhao”), Director and Chief Operating Officer of the Company, Mr. Junping Sun (“Mr. Sun”), Senior Vice President of the Company and Mr. Jinzhu Cai (“Mr. Cai”), an individual investor (together with Mr. Lin, Mr. Zhao and Mr. Sun, the "Buyer Group"), proposing a "going-private" transaction (the "Transaction") to acquire all of the outstanding ordinary shares of the Company not already owned by the Buyer Group at a proposed price of $4.43 per ordinary share.

“Going Private” Transaction

On June 22, 2015, the Company announced that its Board of Directors received a preliminary, non-binding proposal letter (the “Proposal”), dated June 19, 2015, from Mr. Jiang Huai Lin ("Mr. Lin"), Chairman and Chief Executive Officer of the Company, Mr. Zhiqiang Zhao (“Mr. Zhao”), Director and Chief Operating Officer of the Company, Mr. Junping Sun (“Mr. Sun”), Senior Vice President of the Company and Mr. Jinzhu Cai (“Mr. Cai”), an individual investor (together with Mr. Lin, Mr. Zhao and Mr. Sun, the "Buyer Group"), proposing a "going-private" transaction to acquire all of the outstanding ordinary shares of the Company not already owned by the Buyer Group at a proposed price of $4.43 per ordinary share.

On July 1, 2015, the Board of Directors announced that a special committee, consisting of three independent, disinterested directors of the Company, Mr. Yusen Huang, Mr. Remington Hu and Dr. Yong Jiang, (the “Special Committee”) was formed to consider the previously announced non-binding "going private" proposal that the Board received from the Buyer Group .

On August 19, 2015, the Special Committee announced the engagements of Duff & Phelps Securities, LLC and Duff & Phelps, LLC as its financial advisor and Gibson, Dunn & Crutcher LLP as its legal counsel, to review and evaluate the Proposal.

As of the date of this annual report, the Special Committee is still in the process of reviewing and evaluating the Proposal and there can be no assurance that the Proposal will be approved until such process is completed.

Corporate Structure

The following diagram illustrates our corporate structure as of the date of this report.

Principal Capital Expenditures and Divestitures

For the year ended December 31, 2015, our total capital expenditures and divestitures were $4.58 million, and $45.11 million, respectively. For the year ended December 31, 2014, our total capital expenditures and divestitures were $8.60 million, and $16.45 million, respectively. For the year ended December 31, 2013, our total capital expenditures and divestitures were $2.19 million, and $1.67 million, respectively. Such expenditures and divestitures were primarily related to the purchase and sale of long-lived assets and business acquisitions.

B. Business Overview

General

We were founded in 1993 and are headquartered in Shenzhen, China. As of December 31, 2015, we had approximately 190 employees and 10 sales offices nationwide.

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

Since 2014, we have diversified our customer base to include the private sector. Our private sector customers include, among others, advertising agencies, auto dealerships, hotels, educational institutes and beauty spas. Our new corporate mission is to make publicity accessible and affordable for businesses of all size.

We generated revenues from sales of hardware products, software licenses, system integration services, and related maintenance and support services. Starting in 2015, with the introduction of our cloud-based software as a service (SaaS) offering, we expect to generate additional recurring monthly revenues from SaaS fees.

We report financial and operational information in the following two segments:

(1)

Cloud-based Technology (CBT) segment — The CBT segment is our current and future focus of corporate development. It includes our cloud-based products and services sold to private sectors including new media, healthcare, education, and residential community management. In this segment, we generate revenues from the sales of hardware and total solutions of hardware integrated with proprietary software and content. Starting in the fourth quarter of 2014, we also began to generate additional revenue from monthly software licensing and Software-as-a Service (SaaS) fees.

(2)

Traditional Information Technology (TIT) segment —The TIT segment includes our project-based technology products and services sold to the public sector, including Geographic Information Systems (GIS), Digital Public Security Technology (DPST), and Digital Hospital Information Systems (DHIS).In this segment, we generate revenues from the sales of software and systems integration services.

Industry Overview

General

Urbanization is the primary driver for the demand of our Cloud-based solutions for advertising placement and public information dissemination. China’s urbanization rate has accelerated in the past 30 years. Urban population has grown by over 100 million in the past five years to more than 770 million in 2015. According to Chinese Social Development Research, by 2035, approximately 70% of the Chinese population is expected to live in urban areas. Urban lifestyle revolves around information acquisition and consumption of goods and services, which necessitates advertising and public information dissemination. At the same time, urbanization imposed considerable pressure on land use, environment protection, and municipal infrastructure. Urbanization has also led to increasing demands for equitable treatment for all city-dwellers.

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

Out-of-Home Digital Advertising Market in China

Rising urbanization has resulted in prevalent traffic congestions throughout China. In medium-to-large cities, people on an average spend 39 minutes commuting to work. According to China New-type Urbanization Report (2014-2018), in densely populated tier-one cities including Beijing, Guangzhou and Shanghai, it costs commuters 14, 12 and 11 minutes every day in traffic jams, respectively. In Beijing, a megacity of over 20 million residents, the daily commute takes 52 minutes, the worst of all Chinese cities.

While traffic jams are a headache for urban commuters and city planners, they present revenue-generating opportunities for out-of-home advertisers who seek attentive audience at high-traffic areas. According to China-watching e-commerce analyst EnfoDesk (“EnfoDesk”), the out-of-home digital advertising market in China grew to RMB 11.3 billion in 2015, representing a 12% CAGR growth.

The growth, starting in 2013, scan be attributed to three factors: 1) macroeconomic recovery in China has encouraged businesses to increase their advertising spending; 2) industry leaders have led consolidation in the out-of-home advertising market and grown their market share in tier-one cities; 3) rapid advancement in Internet and mobile technologies has resulted in new O2O (Online-to-Offline) advertising opportunities.

According to China Industry Information Net, the estimated total market size of China's out-of-home advertising was RMB113 billion, and is expected to reach RMB 190 billion in 2018, with a CAGR of 19%. Cosmetics, beverage, and financial service companies continued to rank as top spenders. Internet and real estate companies also increased their advertisement spending significantly.

Over 50% of the advertisers rated commercial buildings and public transportation hubs as the top two prime locations for advertisement placement. Commercial buildings raked in RMB 35 billion of advertising revenue in 2015 and public transportation RMB 40 billion. The number of advertisers opting for residential buildings also increased considerably. Ad targeting precision with the use of digital technologies, such as internet-based ads management and distribution and big data analysis, continued to be advertisers’ focal point, which resulted in the increasing demands of digital advertising.

Market Trends

In addition to urbanization, two technological developments are further accelerating the demand for our CBT products and services: 1) offline-to-online migration of display terminals and 2) adoption of Quick Response (QR) codes.

Currently, most of the ad display terminals in China are not connected to any network. Consequently updating their media contents requires onsite manual operation through flash drives. They also tend to have low asset utilization rates. Based on our own primary research, we estimate that offline terminals have an average asset utilization rate of 40% in tier-one cities, 30% in tier-two cities, and 20% in tier-three-and-four cities. In comparison, content on cloud-based terminals can be remotely uploaded, updated, and managed, thus saving terminal operators, i.e., ad agencies, substantial labor cost. In addition, cloud-based terminals afford ad agencies the flexibility of fine-tuning ad schedules on the fly and customizing ad content at each location as specific as one single office building. More importantly, idle time slots on cloud-based terminals can be discovered and sold on Taoping, an online resource exchange of ours that was released in the fourth quarter of 2015 as a module of our Yunfa Net (www.pubds.com), an information distribution and advertising delivery system, and therefore their asset utilization rate can be greatly improved. As a result, there is a growing demand to convert offline terminals into networked terminals using our CBT products and services.

Furthermore, the wide adoption of QR codes is also positively impacting the demand for our cloud-based products and services. A QR code is a digital barcode that contains information. By incentivizing consumers to scan the QR code embedded in advertisement, ad agencies can analyze the effectiveness of their advertisements and adjust their sales and marketing tactics on a real-time basis. In China, the application of QR codes is permeating from tier-one cities to the rest of the country. Although QR codes have frequently appeared in print ads as well as in digital ads displayed on offline terminals, because the codes can be changed only as frequently as the advertisement itself, the data they bring to ad agencies cannot be segmented by precise locations or time slots and thus can generate only limited insight into viewer behavior. In contrast, individualized QR codes embedded in advertisement displayed on networked terminals can vary by location and time slot, thus affording ad agencies deeper insights at a much higher precision than offline terminals or print ads. Consequently adoption of QR codes is further driving the demand for our cloud-based ad display terminals.

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

Our Products and Services

In the CBT segment, we provide cloud-based ecosystem solutions to four end markets: 1) new media, 2) healthcare, 3) education, and 4) residential community management. Underpinning our ecosystems are our industry-specific integrated technology platform, resource exchange, and big data services. In 2014, we sold our cloud-based solutions predominately to the Chinese new media industry. Starting from 2015, we further expanded our customer base into healthcare, education, and residential community management markets.

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

Our Resource Exchange

Built on top of our CAT platform is our industry-specific resource exchange. For the new media industry, in the fourth quarter of 2015 we released a resource exchange called “Taoping” as a module of our proprietary cloud-based information distribution and ad delivery platform - Yunfa Net (www.pubds.com). Taoping means “search and select display terminals” in Chinese. Taoping pairs those who seek with those who own out-of-home advertisement resources and facilitates their transactions online.

For example, a local advertising agency based in the city of Shenzhen may need to place advertisement in the city of Guangzhou but does not own any display terminals in Guangzhou. Through Taoping, the ad agency can search available display terminals by location, venue, and time slots, find suitable resources, negotiate rental prices with terminal owners, and process payments online. Then through Taoping, the ad agency can upload advertisement content onto remote terminals, manage display schedules, monitor ad performances, and edit and update ad content.

Taoping enables advertising resource owners to improve their asset utilization rate and return on investments. At the same time, Taoping allows advertising resource seekers to leverage other people’s assets and expand into new business territories cost effectively.

Our Big Data Services

Built on top of our resource exchange is our big data service. After we release our resource exchange, we plan to compile and analyze data related to buyer/seller behavioral preferences so that we can provide value-added services to our customers.

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

Our Industry-Specific Ecosystems

Combining our proprietary CAT technology platform, resource exchange, and big data services with our industry expertise, we provide integrated ecosystem solutions to the industries of new media, healthcare, education, and residential community management. As described above, starting from the new media industry, we will gradually roll out product offerings to all of those four industries.

Within the new media industry, we have sold industry-specific solutions to three types of businesses: 1) elevator management, 2) transportation management, and 3) community management.

•

New Media Elevator Management – Our New Media Elevator Management solution integrates advertisement placement with safety supervision into one single technology unit. The unit’s built-in LED screen delivers high- definition digital advertisement, while its safety sensors and data collectors transmit the elevator’s operational and technical data to the appropriate property managers, safety supervisors, and maintenance crew so that the latter can efficiently maintain the elevator’s operational safety and instantaneously respond to emergencies. Because our New Media Elevator Management solution combines public safety with media display, property managers view our products as of strategic importance to their daily operations. Consequently they welcome our products better than those pure ad display terminals not equipped safety devices. As a result, we are able to help ad agencies that purchase our products to attain customers more easily and enter into new markets more cost effectively.

•

New Media Transportation Management – Our New Media Transportation Management solution remotely uploads advertisement content together with critical transportation information -- such as arrival/departure schedules, delay/cancellation notifications, gate assignments, and station announcements – into our cloud infrastructure and displays the content on our large-screen terminals strategically placed at high-traffic transportation hubs, including high-speed railway stations, subways, airports, and onboard public buses. Because our Transportation New Media Application combines advertisement display with transportation information crucial to commuters, we enable ad agencies that purchase our products to attain large and attentive audiences at prime locations, which in turn help them achieve good advertisement placement rates and generate high revenue dollars.

•

New Media Community Management – Our New Media Community Management solution combines advertisement display with community information dissemination. Placed within various high-rise residential communities, our large screen display terminals serve as a window of information into various resources available to community residents, including community maps, news updates, emergency announcements, safety precautions, health tips, recreational activities, and local commercial promotions.

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

Sales and Marketing

We develop new business identifying and contacting potential new customers and through referrals, or as a result of new customers contacting us because of our strong brand recognition and reputation in the industry. We solidify our market presence through various types of marketing campaigns, such as participating in exhibitions, trade fairs and seminars, developing distributors and dealers, and presenting solutions to prospective customers. Currently we have 50 salespeople in 10 offices nationwide.

Customers

In fiscal years 2015, 2014, and 2013, no single customer represented 10% or more of our total revenue. The following tables provide revenue by our major customers for the years ended December 31, 2015, 2014 and 2013.

Year 2015

	Revenues	% of
	(Thousands)	Revenues
Panzhihua GangCheng Group Co., Ltd.	$556	5%
Chongqing KangPuDa Technoloy Limited	483	5%
Chongqing BiFeng Technoloy Limited	476	5%
Dazhou ZhiXiang Technoloy Limited	304	3%
Beijing HeXinRuiTong Power Technology Co., Ltd.	298	3%
TOTAL	$2,117	21%

Year 2014

	Revenues	% of
	(Thousands)	Revenues
Information Technology Office of Shenzhen Municipal Public Security Bureau	2,291	6%
Henan Chuangjing Technology Limited	1,645	4%
BenQ Corporation	1,320	3%
Hebei Xinshen Technology Limited	953	2%
Futian District of Shenzhen Municipal Public Security Bureau	912	2%
TOTAL	$7,121	17%

Year 2013

	Revenues	% of
	(Thousands)	Revenues
Urumqi Diruite Electronic Technology Co., Ltd	$3,779	7%
Bohuirongxin (Beijing) Technology Co., Ltd	3,513	6%
SMIT Visual Supplies	1,868	3%
Hennan Chuangjing Technology Limited	1,812	3%
China Great Wall Computer Shenzhen Company Limited	1,366	2%
TOTAL	$12,338	21%

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

Compared with our competitors, we believe we have the following advantages:

•

We provide integrated ecosystem solutions that combine technology platform, resource exchange and big data services. Our solution not only helps our customers improve their operational efficiency and reduce their labor cost, but more importantly, helps them maximize their asset utilization rate and increase their revenue. For example, by utilizing our solution, an advertising agency can upload its advertisement content from a centralized location to geographically dispersed display terminals, and thus saving its maintenance staff from traveling to each terminal and updating media content manually. In addition, the advertising agency can list its idle assets on Taoping, our resource exchange, and lease display terminals to other agencies by location and time slot, and thus generating additional revenue from their existing assets.

•

Our solution has high scalability, availability, and flexibility. Because our technology solution is architected from ground up using the latest cloud-computing technology, our system can easily scale up to handle a rapidly increasing amount of data. In addition, as the number of display terminals linked to our network grows, our system is able to handle the additional workload and ensure high availability of each terminal. More importantly, because we own our cloud infrastructure and platform instead of leasing it from a third-party, we have the flexibility of changing or upgrading our software anytime without any constraints..

•

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

•

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

In 2014, continuing our transition from the public sector to the private sector, we identified new media, healthcare, education, and residential community management as the four core end markets on which we would focus. After fortifying our own software R&D effort through our acquisition of Biznest in September 2014, we decided to exit the hardware manufacturing business and complete our transformation into a software company. In November 2014, we initiated the process of closing our own manufacturing facilities and transferring hardware production to our OEM partners which was completed during 2015. As a result, we wrote off a large amount of inventory and accounts receivable and took substantial goodwill and identifiable intangible asset impairment charges in 2014 and 2015.

As part of transition from the traditional IT business to the cloud-based business, in 2015 we sold iASPEC’s 100% equity holding in Zhongtian and 54.89% equity holding in Geo. Proceeds from these sales which totaled $19.5 million will be invested in the development and market expansion of our new cloud-based business, as well as used to pay off a portion of our short term debt.

Intellectual Property

Our success depends, in part, on our ability to maintain and protect our proprietary technology and to conduct our business without infringing on the proprietary rights of others. We rely primarily on a combination of copyrights, patents, trademarks and trade secrets, as well as employee and third-party confidentiality agreements, to safeguard our intellectual property.

As of December 31, 2015, through our wholly-owned subsidiaries IST and TopCloud, we had 77 registered and copyrighted software products and held 23 patents. In addition, our variable interest entities, including iASPEC, Taoping, Biznest and Bocom, hold 106 registered and copyrighted software products and 17 patents.

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

Name	Expiration Date	Company
ISO 9001:2000 Certification	Valid till July 19, 2016	IST
National High-tech Enterprise	Valid till September 12, 2018	IST
National High-tech Enterprise	Valid till July 24, 2017	TopCloud
Computer System Integration Level II Qualification from PRC Ministry	Valid till June 10, 2016	iASPEC
ISO 9001:2000 Certification	Valid till March 27, 2017	iASPEC
PRC Telecom Value-added Business License	Valid till November 17, 2016	iASPEC
Guangdong Province Security and Surveillance System	Valid till April 29, 2016	iASPEC
Design, Implementation and Repair Qualification PRC Telecom Value-added Business License	Valid till October 17, 2018	Biznest

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

Circular 37

On July 14, 2014, SAFE issued the Circular on Relevant Issues Relating to Domestic Residents’ Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or Circular 37, which replaced the Circular 75. Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in Circular 37 as a “special purpose vehicle.” Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

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

Seasonality

The first quarter of the calendar year is typically the slowest season of the year due to the Chinese New Year holiday. During this period, accounts receivable collection is very slow and we also need to prepare for upcoming busier seasons by making payments for inventory. With the implementation plan of our cloud-based business, seasonality can be less obvious.

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

On November 14, 2014, we entered into an agreement to sell our Fuyong Industrial Park to an unrelated third party for a cash consideration of RMB 375 million. As of December 2015, the cash consideration had been fully collected.

iASPEC and Bocom lease offices, employee dormitories and factory space in Shenzhen and Chongqing in the PRC, pursuant to lease agreements that will expire on various dates through December 2017. Rent expense for the years ended December 31, 2015, 2014 and 2013, was approximately $170,000, $263,915 and $153,101, respectively.

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

We were founded in 1993 and are headquartered in Shenzhen, China. As of December 31, 2015, we had approximately 190 employees and 10 sales offices nationwide.

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

Since 2014, we have diversified our customer base beyond the public sector into private sectors. Our private sector customers include, among others, advertising agencies, auto dealerships, hotels, shopping malls, educational institutes and beauty spas. Our new corporate mission is to make publicity accessible and affordable for businesses of every size.

In 2014, we generated revenues from sales of hardware products, software licenses, system integration services, and related maintenance and support services. Starting in 2015, with the introduction of our cloud-based software as a service (SaaS) offering, we generated additional recurring monthly revenues from SaaS fees, although in a small amount in 2015 but are expected to pick up quickly in 2016 along with the roll-out of our cloud-based new media terminals.

Principal Factors Affecting Our Financial Performance

Demand for Software Products and Services

The revenue growth and profitability of our business depend on the overall market demand for software products and related services. The demand for our CBT products is attributable to rapid urbanization and rising living standards in China. As people migrate to cities, their disposable income increases, and their consumption of information to assist their acquisition of materials goods and services increases as well. Consequently our CBT products become increasingly receptive to advertisements displayed at public locations. Meanwhile, rising competition has driven merchants and service providers to seek advertisement as a way to make their brands discoverable and memorable, which in turn drives the demand for innovative advertising technology like our cloud-based software and services.

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

CNIT is subject to United States taxes at a tax rate of 35%. No provision for income taxes in the United States has been made as CNIT had no income taxable in the United States.

ISSI, ISIID, and HPC were incorporated in Hong Kong and under the current laws of Hong Kong, are subject to a Hong Kong Profits Tax of 16.5% ..

Under the PRC’s EIT Law, IST, ISIOT and TopCloud, are approved as High Technology Enterprises and are subject to EIT at a rate of 15%. Biznest is subject to EIT at a rate 12.5% . iASPEC and Bocom are subject to EIT at a rate 25%.

Business Segment Information

Segment information is consistent with how management reviews business health, makes investment, allocates resources and assesses operating performances. Transfers and sales between reportable segments, if any, are recorded at cost.

We report financial and operational information in the following two segments:

(1)

Cloud-based Technology (“CBT”) segment — The CBT segment is our current and future focus of corporate development. It includes our cloud-based products and services sold to private sectors including new media, healthcare, education, and residential community management. In this segment, we generate revenues from the sales of hardware and total solutions of hardware integrated with proprietary software and content. Starting in the fourth quarter of 2014, we also began to generate additional revenue from monthly software licensing and Software-as-a Service (“SaaS”) fees.

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

For more information regarding our operating segments, see Note 21 (Consolidated Segment Data) to our audited consolidated financial statements included elsewhere in this report.

Results of Operations

Comparison of Years Ended December 31, 2015 and 2014

The following table sets forth key components of our results of operations for fiscal years ended December 31, 2015 and 2014, both in dollars and as a percentage of our revenue.

	December 31, 2015		December 31, 2014
	Amount	% of Revenue	Amount	% of Revenue
Revenue	$10,284,868	100.00%	$38,634,747	100.00%
Costs of revenue	6,381,205	62.04%	28,146,390	72.85%
Gross profit	3,903,663	37.96%	10,488,357	27.15%
Administrative expenses	(11,223,502)	(109.13)%	(20,837,181)	(53.93)%
Research and development expenses	(3,446,867)	(33.51)%	(1,477,246)	(3.82)%
Selling expenses	(2,661,545)	(25.88)%	(4,240,097)	(10.97)%
Impairment of intangible assets and goodwill	(8,918,427)	(86.71)%	(7,015,727)	(18.16)%
Impairment of property, plant and equipment	(4,616,679)	(44.89)%	(827,319)	(2.41)%
Loss from operations	(26,963,357)	(262.16)%	(23,909,213)	(61.89)%
Subsidy income	501,404	4.88%	676,159	1.75%
Gain on sale of assets	29,994,037	291.63%	-	-
Other (loss) income, net	776,233	7.55%	(407,616)	(1.06)%
Interest income	76,716	0.75%	408,121	1.06%
Interest expense	(3,116,777)	(30.30)%	(5,858,770)	(15.16)%
Warrant expense	(5,657,988)	(55.01)%	-	-
Loss before income taxes	(4,389,732)	(42.66)%	(29,091,319)	(75.30)%
Income tax (expense) benefit	(4,305,028)	(41.86)%	4,599,559	11.91%
Loss from continuing operations	(8,694,760)	(84.52)%	(24,491,760)	(63.39)%
Less: net (income) loss attributable to non- controlling interest	(308,473)	(3.00)%	404,662	1.05%
Net loss from continuing operations attributable to the Company	(9,003,233)	(87.52)%	(24,087,098)	(62.35)%
Income (loss) from operations of discontinued Operations	1,667,853	16.22%	(5,049,880)	(13.07)%
Income tax expense	(168,882)	(1.64)%	(210,658)	(0.55)%
Income (loss) from discontinued operations	1,498,971	14.58%	(5,260,538)	(13.62)%
Less: Net loss attributable to the non-controlling interest	-	-	116,289	(0.30)%
Net income (loss) from discontinued operations attributable to Company	1,498,971	14.58%	(5,144,249)	(13.32)%
Net loss attributable to Company	$(7,504,262)	(72.94)%	$(29,231,347)	(75.66)%

Revenue. We generate revenues from selling hardware, software, system integration, software as a service, and other technology-related services. For the year ended December 31, 2015, our revenue was $10.28 million, compared to $38.63 million for the year ended December 31, 2014, a decrease of $28.35 million, or 73.38% . The decrease was primarily due to two factors: (1) in 2015 we continued shifting hardware production from our own factory to OEM partners; as a result our hardware revenue reduced to $4.95 million in 2015, as compared to $22.63 million; (2) our strategic business transformation from the traditional IT business to the cloud-based business resulted in a decrease in the revenue of software and system integration, from $10.37 million and $4.82 million, respectively, in 2014, to $3.20 million and $1.01 million, respectively, in 2015.

The following table shows our revenue, percentage of revenue, cost of revenue and gross margin, by revenue categories:

	Year Ended December 31, 2015				Year Ended December 31, 2014
		% of	Cost of	Gross		% of	Cost of	Gross
	Revenue	Revenue	Revenue	Margin	Revenue	Revenue	Revenue	Margin
Hardware	$4,953,139	48.16%	2,910,334	41.24%	$22,628,612	58.57%	$18,769,338	17.05%
Software	3,200,905	31.12%	1,267,834	60.39%	10,366,560	26.83%	4,086,717	60.58%
System Integration	1,012,088	9.84%	1,745,647	(72.48)%	4,822,003	12.48%	4,480,388	7.08%
Others	1,118,736	10.88%	457,390	59.12%	817,572	2.12%	809,947	0.93%
Total	$10,284,868	100.00%	6,381,205	37.96%	$38,634,747	100.00%	$28,146,390	27.15%

A breakdown of revenue, percentage of revenue, cost of revenue and gross margin by segments is as follows:

	Year Ended December 31, 2015				Year Ended December 31, 2014
		% of	Cost of	Gross		% of	Cost of	Gross
	Revenue	Revenue	Revenue	Margin	Revenue	Revenue	Revenue	Margin
TIT Segment	$2,970,952	28.89%	2,819,717	5.09%	$13,024,506	33.71%	$9,165,237	29.63%
CBT Segment	7,313,916	71.11%	3,561,488	51.31%	25,610,241	66.29%	18,981,153	25.88%
Total	$10,284,868	100.00%	6,381,205	37.96%	$38,634,747	100.00%	$28,146,390	27.15%

Cost of revenue and gross profit. As indicated in the tables above, our cost of revenue decreased by $21.77 million, or 77.33%, to $6.38 million, for the year ended December 31, 2015, from $28.15 million for the year ended December 31, 2014. As a percentage of revenue, our cost of revenue decreased to 62.04% during the year ended December 31, 2015, from 72.85% during the year ended December 31, 2014. As a result, gross profit as a percentage of revenue was 37.96% for the year ended December 31, 2015, an increase of 10.81% from 27.15% for the year ended December 31, 2014. The increase in the overall gross margin primarily resulted from the Company's strategic shift from a traditional IT business to a cloud-based technology business, which commands higher margins.

Administrative expenses. Our administrative expenses consist primarily of compensation and benefits to our general management, finance and administrative staff, professional advisor fees, audit fees and other expenses incurred in connection with general operations. Our administrative expenses decreased by $9.62 million, or 46.14%, to $11.22 million for the year ended December 31, 2015, from $20.84 million for the year ended December 31, 2014. As a percentage of revenue, administrative expenses increased to 109.13% for 2015, from 53.93% for 2014. Such increase was primarily due to the significant decrease in revenues for which we are continuing to address through reduction in headcount and overhead into 2016.

Research and development expenses. Our research and development expenses consist primarily of personnel-related expenses, as well as costs associated with new software and hardware development and enhancement. Our research and development expenses increased by $1.97 million, or 133.33%, to $3.45 million for the year ended December 31, 2015, from $1.48 million for the year ended December 31, 2014. As a percentage of revenue, research and development expenses increased to 33.51% for 2015, from 3.82% in 2014. Such increase was primarily due to the increased R&D personnel in accordance with our increasing focus on the CBT business in 2015.

Selling expenses. Our selling expenses consist primarily of compensation and benefits to our sales and marketing staff, sales and after-sales traveling costs, and other sales-related costs. Our selling expenses decreased by $1.58 million, or 37.23%, to $2.66 million for the year ended December 31, 2015, from $4.24 million for the year ended December 31, 2014. This decrease was due to our shrink of salesforce in the traditional IT business. As a percentage of revenue, our selling expenses increased to 25.88% for 2015, from 10.97% for 2014.

Impairment of intangible assets and goodwill. As we transition our business focus from the public sector to the private sector and from hardware manufacturing to software and cloud-based solutions development, we analyzed our operations and tested our goodwill and intangible assets for impairment in 2014 and 2015. We recognized a goodwill impairment loss of $8.92 million and an impairment of intangible assets of $0 million, respectively, in 2015, based on our best estimation. For the year ended December 31, 2014, we recorded $4.68 million of goodwill impairment loss and $2.33 million of impairment in intangible assets.

Impairment of property, plant and equipment. Since we started our factory closure process in late 2014, we began selling most of our factory-related property, plant, and equipment and disposing of the remainder. Consequently we recorded $4.62 million of impairment in property, plant and equipment for the year ended December 31, 2015. In comparison, we recognized $0.83 million of impairment in property, plant and equipment for the year ended December 31, 2014.

Subsidy income. Because we have developed a number of technology products in fields designated by the Chinese government as highly innovative, we received governmental subsidies of $0.50 million in 2015 and $0.68 million in 2014, respectively.

Gain on sale of assets. In 2015 we completed the sale of our factory-related real estate property which resulted in a gain of $29.99 million, on the sale of these assets.

Income tax expense. We recorded income tax expense of $4.31 million for the year ended December 31, 2015, as compared to $4.60 million of income tax benefit in 2014 which primarily resulted from a reversal of a deferred tax asset in 2014 which was utilized in 2015 after we sold our factory-related real estate property.

Warrant expense. We recorded $5.64 million in warrant expense in 2015 related to changes in the fair value of the warrant derivative liability recorded in connection with our May 2015 equity offering.

Net (loss) income attributable to Company. As a result of the cumulative effect of the foregoing factors, we had a net loss attributable to the Company of $7.50 million for the year ended December 31, 2015, as compared to a net loss of $29.23 million for the year ended December 31, 2014.

Comparison of Years Ended December 31, 2014 and 2013

The following table sets forth key components of our results of operations for fiscal years ended December 31, 2014 and 2013, both in dollars and as a percentage of our revenue.

	December 31, 2014		December 31, 2013
	Amount	% of Revenue	Amount	% of Revenue
Revenue	$38,634,747	100.00%	$55,419,831	100.00%
Costs of revenue	28,146,390	72.85%	45,867,163	82.76%
Gross profit	10,488,357	27.15%	9,552,668	17.24%
Administrative expenses	(20,837,181)	(53.93)%	(88,699,489)	(160.05)%
Research and development expenses	(1,477,246)	(3.82)%	(2,190,074)	(3.95)%
Selling expenses	(4,240,097)	(10.97)%	(4,893,234)	(8.83)%
Impairment of intangible assets and goodwill	(7,015,727)	(18.16)%	(2,008,249)	(3.62)%
Impairment of property, plant and equipment	(827,319)	(2.41)%	(29,976,990)	(54.09)%
Loss from operations	(23,909,213)	(61.89)%	(118,215,368)	(213.31)%
Subsidy income	676,159	1.75%	1,491,280	2.69%
Other (loss) income, net	(407,616)	(1.06)%	1,241,666	2.24%
Interest income	408,121	1.06%	447,586	0.81%
Interest expense	(5,858,770)	(15.16)%	(4,934,479)	(8.90)%
Loss before income taxes	(29,091,319)	(75.30)%	(119,969,315)	(216.47)%
Income tax benefit (expense)	4,599,559	11.91%	(1,731,145)	(3.12)%
Loss from continuing operations	(24,491,760)	(63.39)%	(121,700,460)	(219.60)%
Less: net loss attributable to non- controlling interest	404,662	1.05%	3,188,700	5.75%
Net loss attributable to Company –continuing operations	(24,087,098)	(62.35)%	(118,511,760)	(213.84)%
Loss from operations of discontinued operations	(5,049,880)	(13.07)%	(340,167)	(0.61)%
Income tax expense	(210,658)	(0.55)%	(165,400)	(0.30)%
Loss from discontinued operations	(5,260,538)	(13.62)%	(505,567)	(0.91)%
Less: Net income (loss) attributable to the non-controlling interest	116,289	(0.30)%	(219,496)	(0.40)%
Net loss attributable to Company –discontinued operations	(5,144,249)	(13.32)%	(725,063)	(1.31)%
Net loss attributable to Company	$(29,231,347)	(75.66)%	$(119,236,823)	(215.15)%

Revenue. For the year ended December 31, 2014, our revenue was $38.63 million, compared to $55.42 million for the year ended December 31, 2013, a decrease of $16.79 million, or 30.29% . The decrease was primarily due to our strategic transformation from a hardware manufacturer to a software solution provider. In 2014 we started shifting hardware production from our own factory to our OEM partners. As a result, our hardware revenue reduced to $22.63 million in 2014, as compared to $46.11 million in 2013, a decrease of 50.93% . Meanwhile, our software revenue increased to $10.37 million in 2014 from $ 2.92 million in 2013, an increase of 251.61% . Our system integration revenue decreased 11.07% to $4.82 million, as compared to $5.42 million in 2013. Other revenue, which constituted only 2% of total revenues in 2014, declined slightly to $0.82 million in 2014 from $0.96 million in 2013.

The following table shows our revenue, percentage of revenue, cost of revenue and gross margin, by revenue categories:

	Year Ended December 31, 2014				Year Ended December 31, 2013
		% of	Cost of	Gross		% of	Cost of	Gross
	Revenue	Revenue	Revenue	Margin	Revenue	Revenue	Revenue	Margin
Hardware	$22,628,612	58.57%	$18,769,338	17.05%	$46,114,109	83.21%	$38,829,515	15.80%
Software	10,366,560	26.83%	4,086,717	60.58%	2,923,397	5.28%	1,559,861	46.64%
System integration	4,822,003	12.48%	4,480,388	7.08%	5,422,151	9.78%	4,733,815	12.69%
Others	817,572	2.12%	809,947	0.93%	960,174	1.73%	743,972	22.52%
Total	$38,634,747	100.00%	$28,146,390	27.15%	$55,419,831	100.00%	$45,867,163	17.24%

A breakdown of revenue, percentage of revenue, cost of revenue and gross margin by segments is as follows:

	Year Ended December 31, 2014				Year Ended December 31, 2013
		% of	Cost of	Gross		% of	Cost of	Gross
	Revenue	Revenue	Revenue	Margin	Revenue	Revenue	Revenue	Margin
TIT Segment	$13,024,506	33.71%	$9,165,237	29.63%	$7,699,309	13.89%	$6,000,372	22.07%
CBT Segment	25,610,241	66.29%	18,981,153	25.88%	47,720,522	86.11%	39,866,790	16.46%
Total	$38,634,747	100.00%	$28,146,390	27.15%	$55,419,831	100.00%	$45,867,162	17.24%

Cost of revenue and gross profit. Because our revenue composition began shifting towards the high-margin software business from the low-margin hardware business in 2014, our gross profit increased for the year ended December 31, 2014 despite of the overall revenue decline. As indicated in the tables above, our cost of revenue decreased to $28.15 million in 2014 from $45.87 million in 2013. Because our cost of revenue decrease of 38.63% outpaced our revenue decline of 30.29% in 2014, our gross margin increased to 27.15% in 2014 from 17.24% in 2013.

Administrative expenses. Our administrative expenses decreased by $67.86 million, or 76.51%, to $20.84 million for the year ended December 31, 2014, from $88.70 million for the year ended December 31, 2013. As a percentage of revenue, administrative expenses decreased to 53.93% in 2014, from 160.05% in 2013. Notable changes that resulted in decreased administrative expenses include: 1) a decrease of $59.15 million in provision of accounts receivable and other current assets; 2) a decrease of $5.64 million in depreciation of property and equipment; 3) a decrease of $6.70 million in stock based compensation; offset by 4) an increase in provision for obsolete and loss on disposal of inventories of $3.6 million.

Research and development expenses. Our research and development expenses consist primarily of personnel-related expenses, as well as costs associated with new software and hardware development and enhancement. Prior to September 2014, we outsourced a portion of our software development to Biznest. After September 2014, we acquired Biznest and brought all of its research and development talents in house. Our research and development expenses decreased by $0.71 million, or 32.55%, to $1.48 million for the year ended December 31, 2014, from $2.19 million for the year ended December 31, 2013. As a percentage of revenue, research and development expenses decreased to 3.82% for 2014, from 3.95% in 2013.

Selling expenses. Our selling expenses consist primarily of compensation and benefits to our sales and marketing staff, sales and after-sale-related traveling costs, and other sales-related costs. Our selling expenses decreased by $0.65 million, or 13.35%, to $4.24 million for the year ended December 31, 2014, from $4.89 million for the year ended December 31, 2013. As a percentage of revenue, our selling expenses remained relatively stable, increasing to 10.97% for 2014, from 8.83% for 2013.

Impairment of intangible assets and goodwill. As we transition our business focus from the public sector to the private sector and from hardware manufacturing to software development, we analyzed our operations and tested our goodwill and intangible assets for impairment in the fourth quarter of 2014. We came to the conclusion that goodwill impairment was probable, and therefore recognized a goodwill impairment loss of $4.68 million during the second half-year of 2014 based on our best estimation. Also for the year ended December 31, 2014, we recorded $2.33 million of impairment in intangible assets relating to technology and trademarks utilized in hardware manufacturing. In comparison, we did not recognize any impairment in goodwill in 2013 but did record an impairment of $2.0 million on intangible assets for the year ended December 31, 2013.

Impairment of property, plant and equipment. Since we started our factory closure process in late 2014, we began selling most of our factory-related property, plant, and equipment and disposing of the remainder. Consequently we recorded $0.83 million of impairment in property, plant and equipment for the year ended December 31, 2014. In comparison, we recognized $29.98 million of impairment in property, plant and equipment for the year ended December 31, 2013 related to our public sector projects.

Subsidy income. Because we have developed a number of technology products in fields designated by the Chinese government as highly innovative, we received governmental subsidies of $0.67 million in 2014 and $1.49 million in 2013, respectively.

Income tax benefit and expense. We recorded an income tax benefit of $4.60 million for the year ended December 31, 2014, mostly due to a reversal of deferred tax provisions after we closed down our own manufacturing facility in 2014, which we sold for a gain in 2015. In comparison, we recorded an income tax expense of $1.73 million for the year ended December 31, 2013 relating to an increase in our valuation allowance.

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

B. Liquidity and Capital Resources

As of December 31, 2015, we had cash and cash equivalents of $3.79 million.

On May 26, 2015, we closed a registered direct offering (the “Registered Direct Offering”), in which we sold 2,102,484 ordinary shares to certain institutional investors at the price of $6.44 per share. In addition, warrants to purchase an aggregate of 1,576,863 ordinary shares of the Company were issued to the investors. Gross proceeds from the offering were approximately $13.54 million. After deducting offering expenses, the net proceeds of approximately $12.79 million from the Registered Direct Offering are used for working capital and general corporate purposes.

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

Management performs ongoing credit evaluations, and we maintain an allowance for potential credit losses based upon our loss history and our aging analysis. We estimated that the amount of probable credit losses in existing accounts receivable was equal to the allowance for doubtful accounts of $5.03 million as of December 31, 2015 and $4.48 million at December 31, 2014. The following table describes the movement in the allowance for doubtful accounts during the year ended December 31, 2015:

Balance at January 1, 2015	$4,484,321
Increase in allowance for doubtful accounts	1,166,764
Amounts recovered during the year	(379,731)
Foreign exchange difference	(242,247)
Balance at December 31, 2015	$5,029,107

The following table summarizes the key cash flow components from our consolidated statements of cash flows for the periods indicated.

Cash Flows

	Year Ended December 31,
	2015	2014	2013
Net cash used in operating activities-continuing operations	$(25,319,197)	$(12,514,459)	$(10,644,010)
Net cash used in operating activities-discontinued operations	(595,404)	(115,066)	(733,530)
Net cash used in operating activities	(25,914,601)	(12,629,525)	(11,377,540)
Net cash provided by (used in) investing activities-continuing operations	40,526,336	7,851,482	(530,942)
Net cash provided by (used in) investing activities- discontinued operations	1,558,581	(1,530,773)	(2,697,359)
Net cash provided by (used in) investing activities	42,084,917	6,320,709	(3,228,301)
Net cash (used in) provided by financing activities-continuing operations	(23,989,549)	5,264,165	10,296,220
Net cash (used in) provided by financing activities- discontinued operations	(147,237)	1,131,223	4,422,085
Net cash (used in) provided by financing activities	(24,136,786)	6,395,388	14,718,305
Effects of exchange rate changes on cash and cash equivalents	564,125	19,027	223,130
Net increase (decrease) in cash and cash equivalents	(7,402,345)	105,599	335,594
Cash and cash equivalents at beginning of the year	11,189,191	11,083,592	10,747,998
Cash and cash equivalents at end of the year	3,786,846	11,189,191	11,083,592
Less cash and cash equivalents from discontinued operations	-	4,499,343	5,038,900
CASH AND CASH EQUIVALENTS FROM CONTINUING OPERATIONS, end of period	3,786,846	6,689,848	6,044,692

Operating Activities-Continuing operations

Net cash used in operating activities was $25.32 million for the year ended December 31, 2015, an increase from $12.51 million in net cash used in operating activities for the year ended December 31, 2014. The increase in cash used in operating activities in 2015 primarily consists of an additional $18.12 million in cash used for payment of accounts payable and bills payable in 2015  offset by a net increase in cash flows from operating assets in 2015.

Net cash used in operating activities was $12.51 million for the year ended December 31, 2014, an increase of $1.87 million from the $10.64 million of net cash used in operating activities for the year ended December 31, 2013, mostly due to the increased cash used for working capital during the year ended December 31, 2014.

Investing Activities-Continuing operations

Net cash provided by investing activities was $40.53 million for the year ended December 31, 2015, as compared to $7.85 million for the year ended December 31, 2014. The increase was primarily due to $45.05 million in cash received from the sale of the Fuyong Industrial Park assets, offset by cash of $13.02 million received in 2014 from a deposit in advance if this sale.

Net cash provided by investing activities was $7.85 million for the year ended December 31, 2014 as compared with net cash used in investing activities of $0.53 million for the year ended December 31, 2013. The change was primarily due to the receipt of $13.02 million deposit for assets held for sale and receipt of $3.36 million from the government for land use rights during the year ended December 31, 2014, which was partially offset by $5.95 million of cash paid for acquisition of Biznest, $1.35 million for software development costs and $0.53 million for purchase of property and equipment.

Financing Activities-Continuing operations

Net cash used in financing activities was $23.99 million for the year ended December 31, 2015, as compared to $5.26 million in net cash provided by financing activities for the year ended December 31, 2014. The change was mainly attributable to the $79.95 million in repayment of short-term loans in the second half of 2015, offset by borrowings of short-term loans of $44.58 million in 2015, and $12.79 million of net proceeds from the Registered Direct Offering in May 2015, compared to $3.68 million in common stock sold in 2014.

Net cash provided by financing activities was $5.26 million for the year ended December 31, 2014, as compared to $10.30 million for the year ended December 31, 2013. The decrease was mainly attributable to $5.32 million of decrease in cash received from restricted shares issued to company employees, $2.00 million of decrease in net borrowings on short-term loans, and $1.71 million of decrease in cash used for repurchase of ordinary shares.

Loan Facilities

As of December 31, 2015 and 2014, our loan facilities were as follows:

Short-term bank loans

	December 31,
	2015	2014
Secured short-term loans	$15,058,189	$51,726,194
Add: amounts due within one year under long-term loan contracts	214,797	97,675
Total short-term bank loans	$15,272,986	$51,823,869

In February and March 2016, we repaid $3.1 million in short term bank loans.

Long-term bank loans

	December 31,
	2015	2014
Secured long-term loans	$214,747	$312,305
Less: Amounts due within one year under long-term loan contracts	(214,747)	(97,675)
Total long-term bank loans	$-	$214,630

Management’s Plans

For the years ended December 31, 2015 and 2014, we reported negative cash flows from operations of $25.91 million and $12.63 million, respectively. Net cash used in operating activities  in 2015 significantly increased as $22.41 million of cash was used for payment of outstanding bills payable, which resulted in the bills payable at December 31, 2015 being significantly reduced to $1.32 million as of December 31, 2015. In addition, we had a working capital deficiency of $1.65 million as of December 31, 2015, compared to a working capital deficiency of $56 million at December 31, 2014. Continuing our business transformation, management has developed its 2015 business plan which will continue to be executed in 2016, encompassing six strategies: 1) redirect our resources to selling high-margin software solutions; 2) reinforce stringent cash collection policies to shorten our days of sales outstanding; 3) streamline our purchase order management process to reduce inventory; 4) control our cost structure; 5) obtain additional government subsidies for developing new and innovative cloud-based software solutions; and 6) reduce our short-term debt burden. As of December 31, 2015, by using the proceeds from sale of certain real estate and plant assets, we have significantly reduced our short-term debt burden to $15.27 million, down from $51.82 million at the end of 2014. In addition, in the fourth quarter of 2015, we completed our sales of iASPEC’s 100% equity holding of Zhongtian and 54.89% equity holding of Geo, which provided cash inflows to us of approximately $4.8 million and $14.74 million, respectively. A total of $6.27 million related to these sales was received in 2015 and $13.02 million was received in 2016. In addition, starting from April  2016, we began receiving an annual rental fee of $380,000 from certain third parties for leasing of our office facility located in Nanshan Industrial Park, Shenzhen. As of April 21, 2016, we had $0.76 million additional availability under our credit facilities. In addition, management believes it has the ability, if needed, to obtain additional credit lines from local banks to provide capital needs by using the title of its office facility as collateral. Management believes that our current cash and cash equivalents, cash flows from the sales of Zhongtian and Geo, anticipated cash flows from operations in 2016, and additional availability under its borrowing facilities will be sufficient to meet our operating and financial obligations for the remainder of 2016.

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

As a result of our recurring negative cash flows from operations and working capital deficit, our independent registered public accounting firm’s report on our consolidated financial statements as of, and for the year ended December 31, 2015, includes an explanatory paragraph discussing that these conditions raise substantial doubt about our ability to continue as a going concern.

Intercompany Transfers

Our subsidiaries organized in the PRC may pay dividends only out of their accumulated profits and our PRC subsidiaries are required to set aside at least 10% of their after-tax profit to their general reserves until such reserves cumulatively reach 50% of their respective registered capital. Our PRC subsidiaries’ general reserves are not distributable as cash dividends. Restrictions on our net assets also include the conversion of local currency into foreign currencies, tax withholding obligations on dividend distributions, the need to obtain approval from SAFE for loans to a non-PRC consolidated entity and the covenants or financial restrictions related to outstanding debt obligations. We are not aware of other restrictions on our net assets or the transferability of assets via loans or advances to our non-PRC consolidated entities. As our operations are principally based in China, our non-PRC consolidated entities do not have material cash obligations.

The following table provides the amount of our statutory general reserve, the amount of restricted net assets, consolidated net assets, and the amount of restricted net assets as a percentage of consolidated net assets, as of December 31, 2015 and 2014:

	December 31,
	2015	2014
PRC general reserve - restricted net assets	$13,812,095	$14,755,946
Consolidated net assets	$20,747,940	$19,508,247
Restricted net assets as percentage of consolidated net assets	66.57%	75.64%

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

As of December 31, 2015, the breakdown of our cash and cash equivalents (including restricted cash) was as follows:

	December 31,
	2015	2014
Cash located outside of the PRC	$62,050	$739,076
Cash held by VIEs	1,590,830	4,715,278
Cash held by other entities located in the PRC (except VIEs noted above)	3,002,283	12,388,664
	$4,655,163	$17,843,018

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

For the years ended December 31, 2015, 2014 and 2013, our researched and development expenses amounted to $3.45 million, $1.48 million and $2.19 million, respectively, accounting for approximately 33.51%, 3.82% and 3.95%, of our total revenue, respectively. These expenses consist primarily of personnel-related expenses, as well as costs associated with new software and hardware development and enhancement.

As of December 31, 2015, we had approximately 80 employees devoted to our research and development efforts, which are mainly focus on our cloud-based business, aimed at finding new varieties of products, improving existing products, improving overall product quality, and reducing production costs.

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

F. Tabular Disclosure of Contractual Obligations

The table below shows our material contractual obligations as of December 31, 2015.

	Payments Due by Period
		Less than					More than
Contractual Obligations	Total	1 year	1-3 years		3-5 years		5 years
Operating Lease Obligations	$179,870	$108,720	$71,150	$		$
Purchase Obligations (1)	9,774,612	9,774,612	-		-		-
Interest payable on long-term bank loans	7,835	7,835	-		-		-
Short-term bank loans	15,272,986	15,272,986	-		-		-
Total	$25,235,303	$25,164,153	$71,150		$-		$-

(1) Represents amounts due under a contract with the municipal government of Dongguan City to purchase a land use right for a piece of land. The amount is payable only at such time that the government has completed the process of making the land ready for use by the Company.

G. Safe Harbor

See “Introductory Notes—Forward-Looking Information.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information regarding our directors and senior management, as well as employees upon whose work we are dependent, as of the date of this annual report.

NAME	AGE	POSITION
Jiang Huai Lin	46	Chairman of the Board, Chief Executive Officer
Zhiqiang Zhao	44	Director, President and Interim Chief Financial Officer
Zhixiong Huang	46	Chief Operating Officer
Guangzeng Chen	36	Chief Technology Officer and Chief Product Officer
Guangyuan Zong	41	Chief Marketing Officer
Junping Sun	53	Chief Investment Officer
Yunsen Huang	69	Director
Yong Jiang	41	Director
Remington C.H. Hu	49	Director

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

Mr. Zhiqiang Zhao. Mr. Zhao has been our President since August 2015, Interim Chief Financial Officer since October 2015 and a member of our Board of Directors since June 19, 2012. Mr. Zhao has extensive experience in corporate operations and integrations, strategy planning and human resources management. From March 2003 to March 2005, Mr. Zhao served as Supervisor of Human Resources for the Foxconn Technology Group; from April 2005 to July 2006, as Admin and Human Resource Director of iASPEC; and from July 2006 to August 2010, as Deputy General Manager of iASPEC. From November 2010, Mr. Zhao began serving as the COO and Vice President of CNIT. From August 2010, he was vice chairman of iASPEC, and from July 2011, Mr. Zhao began serving as General Manager of ISIOT (formerly HPC Electronics (Shenzhen) Ltd.). Mr. Zhao holds a Bachelor degree in Mechanical & Electrical Engineering from Inner Mongolia University.

Mr. Zhixiong Huang. Mr. Huang has been our Chief Operating Officer since August 2015. Between July 2001 and March 2002, Mr. Huang served as the General Manager of product development of Shenzhen Runsheng Information Systems Company Ltd. and was responsible for overseeing general operations. From September 2002 and October 2006, Mr. Huang served as the deputy general manager of iASPEC, where he supervised iASPEC’s research and development activities and consulted on various types of sophisticated, technical issues. From January 2006 to September 2013, he served as CNIT’s vice president and was our Chief Technology Officer from December 2008 and September 2013. Mr. Huang holds a B.S. in computer science from Hehai University in China and has over twenty years’ experience in information systems. Mr. Huang is currently a Director of the Shenzhen Computer Association and is an expert with the Shenzhen Expert Association and the Shenzhen Science and Technology Innovation Association.

Mr. Guangzeng Chen. Mr. Chen has been our Chief Technology Officer and Chief Product Officer since December 1, 2015 and June 26, 2015, respectively. Mr. Chen joined the Company as VP of the Research & Development Division in March 2014. Prior to that, Mr. Chen was a project manager at CoolPad Group Limited, a Shenzhen-based telecommunications equipment company and one of the top ten smartphone companies in China from May 2011 to February 2014. Previously, Mr. Chen was the head of research and development at VideoHome, a Taiwanese multimedia appliance manufacturer and exporter from June 2004 to May 2011. Mr. Chen graduated from Zhengzhou University with a Bachelor's Degree in Computer Science.

Mr. Guangyuan Zong. Mr. Zong has been our Chief Marketing Officer since September 4, 2013. Mr. Zong has over ten years combined experience in capital management, marketing development and business operations. He has been the Executive Vice President of IST, a wholly-owned subsidiary of CNIT since July 2010. From July 2009 to July 2010, he served as the Deputy General Manager of ISIOT (formerly HPC Electronics (Shenzhen) Ltd.) and as the Company’s Investment Manager from December 2007 to June 2009. Prior to that, Mr. Zong was a co-director of Jufu Asset Management Ltd., where he provided tutoring for pre-listing companies. Mr. Zong holds a bachelor degree in Japanese from Nankai University.

Mr. Junping Sun. Mr. Sun has been our Chief Investment Officer since August 2015. He has profound background and experience in investment management, public relations and industry collaborations. Mr. Sun jointed the Company in 2013 and became Senior VP of Investment of the Company in 2014. Prior to that, he was the vice president of iASPEC since 2013. Between 2005 and 2012, Mr. Sun worked at Union Development Co., Ltd., an investment company in Hong Kong. Mr. Sun holds a bachelor degree in Economy Management from Nanjing University.

Mr. Yunsen Huang. Mr. Huang has been a member of our Board of Directors since June 19, 2012 and was a member of the Board of CITN from August 10, 2007 until completion of the corporate reorganization on October 31, 2012. Mr. Huang has been a Professor in the School of Information Engineering at Shenzhen University since September 1984. He has been involved in many computer application projects, and has received many awards, including a First Grade Award of Technology Advancement from Sichuan Province, a Second Grade Award of Technology Advancement from Guangdong Province, and a Third Grade Award of Technology Advancement from the Chemical Ministry. Mr. Huang has published eight books in the field of Networks and Multimedia Applications. In addition, Mr. Huang was a founder of the International Software Development (Shenzhen) Co., Ltd, a co-partnership company incorporated by IBM, East Asia Bank, and Shenzhen SDC Company, and its Chairman between 2001-2006. Currently, Mr. Huang is a Director of the Shenzhen Computer Academy, a Vice Director of the Guangdong Province Computer Academy, as well as Executive Director of the China University Computer Basic Education Committee. Mr. Huang holds a Bachelor’s Degree of Electronics Engineering from Tsinghua University.

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

B. Compensation

In 2015, we paid an aggregate of $492,000 in cash compensation to our directors and senior management as a group. We do not set aside or accrue any amounts for pension, retirement or other benefits for our directors and senior management. However, we reimburse our directors for out-of-pocket expenses incurred in connection with their services in such capacity.

2013 Equity Incentive Plan

On September 11, 2013, the Board of Directors of the Company adopted the 2013 Equity Incentive Plan, or the 2013 Plan, pursuant to which the Company may offer up to five million ordinary shares as equity incentives to its directors, employees and consultants. Such number of shares is subject to adjustment in the event of certain reorganizations, mergers, combinations, recapitalizations, stock splits, stock dividends, or other change in the corporate structure of the Company affecting the shares issuable under the 2013 Plan. At the Company’s 2013 Annual Meeting of Members, held on December 20, 2013, our shareholders approved the 2013 Plan. As of April 21, 2016, we have issued 4.41 million shares of restricted stock to our officers and employees under the 2013 Plan.

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

Our Audit Committee oversees our accounting and financial reporting processes and the audits of our financial statements. Our Audit Committee is responsible for, among other things:

•	selecting our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;
•	reviewing with our independent auditors any audit problems or difficulties and management’s response;
•	reviewing and approving all proposed related-party transactions;
•	discussing the annual audited financial statements with management and our independent auditors;
•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of significant internal control deficiencies;
•	annually reviewing and reassessing the adequacy of our Audit Committee charter;
•	meeting separately and periodically with management and our internal and independent auditors;
•	reporting regularly to the full Board of Directors; and
•	such other matters that are specifically delegated to our Audit Committee by our Board of Directors from time to time.

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

The purpose of our Compensation Committee discharge the responsibilities of the Company’s Board of Directors relating to compensation of the Company’s executives, to produce an annual report on executive compensation for inclusion in the Company’s proxy statement, if required, and to oversee and advise the Board on the adoption of policies that govern the Company’s compensation programs, including stock and benefit plans. Our chief executive officer may not be present at any Compensation Committee meeting during which his compensation is deliberated. The Compensation Committee is responsible for, among other things:

•	Reviewing and approving the compensation structure for corporate officers at the level of corporate vice president and above;

•

Overseeing an evaluation of the performance of the Company’s executive officers and approve the annual compensation, including salary, bonus, incentive and equity compensation, for the executive officers;

•

Reviewing and approving chief executive officer goals and objectives, evaluate chief executive officer performance in light of these corporate objectives, and set chief executive officer compensation consistent with Company philosophy;

•	Making recommendations to the Board regarding the compensation of board members;

•

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

The Governance and Nominating Committee is responsible for, among other things:

•	identifying and recommending to the Board nominees for election or re-election to the Board, or for appointment to fill any vacancy;
•	reviewing annually with the Board the current composition of the Board in light of the characteristics of independence, age, skills, experience and availability of service to us;
•	identifying and recommending to the Board the directors to serve as members of the Board’s committees; and
•	monitoring compliance with our code of ethics.

The procedures by which stockholders may recommend nominees have not changed materially since last year’s proxy statement.

D. Employees

As of December 31, 2015, we had approximately 190 full-time employees. The following table illustrates the allocation of these employees among the various job functions conducted at our company.

Department	Number of Employees
Software Development	80
Sales & Marketing	40
Administration & Human Resources	10
Finance and Accounting	12
Management	10
Production	20
Project Execution	18
TOTAL	190

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

E. Share Ownership

The following table sets forth information regarding beneficial ownership of each class of our voting securities as of April 21, 2016 (i) by each person who is known by us to beneficially own more than 5% of our voting securities; (ii) by each of our officers and directors; and (iii) by all of our officers and directors as a group. Unless otherwise specified, the address of each of the persons set forth below is in care of the Company, 21st Floor, Everbright Bank Building, Zhuzilin, Shenzhen 518040, China.

Name and Address of Beneficial Owner	Office, If Any	Title of Class	Amount and Nature of Beneficial Ownership(1)	Percent of Class(2)
Officers and Directors
Jiang Huai Lin	Chairman and CEO	Ordinary Shares	15,164,893	37.70%
Zhiqiang Zhao	Director, President and Interim Chief Financial Officer	Ordinary Shares	103,167	*
Zhixiong Huang	Chief Operating Officer	Ordinary Shares	51,142	*
Guangzeng Chen	Chief Technology Officer and Chief Product Officer	Ordinary Shares	5,000	*
Guangyuan Zong	Chief Marketing Officer	Ordinary Shares	80,000	*
Junping Sun	Chief Investment Officer	Ordinary Shares	600,000	1.50%
Yunsen Huang	Director	Ordinary Shares	0	*
Yong Jiang	Director	Ordinary Shares	0	*
Remington C.H. Hu	Director	Ordinary Shares	0	*
All officers and directors as a group (9 persons named above)		Ordinary Shares	16,004,202	39.78%
5% Security Holders
Jiang Huai Lin		Ordinary Shares	15,164,893	37.70%

* Less than 1%

(1)

Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to our ordinary shares.

(2)

As of April 21, 2016, a total of 40,231,159 ordinary shares are considered to be outstanding pursuant to SEC Rule 13d-3(d)(1). For each Beneficial Owner above, any securities that are exercisable or convertible within 60 days have been included in the denominator.

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

•

Mr. Lin, the CEO of the Company, provided the Company with RMB5.5 million (US$895,950) of personal loan without charging any interest on December 25, 2013. The due date of such loan was extended to December 26, 2015 and has been fully repaid to Mr. Lin by the end of December, 2015.

•

iASPEC and Bocom lease office spaces in a building personally owned by Mr. Lin. Consequently, the Company paid Mr. Lin approximately $170,000, $263,915 and $153,101 of rental expenses during the years ended December 31, 2015, 2014 and 2013, respectively. Zhongtian leases office space in a building personally owned by Mr. Lin. Consequently, the Company paid Mr. Lin approximately $ 160,166, $ 67,114 and $ 90,314 of rental expenses during the years ended December 31, 2015, 2014 and 2013, respectively. These amounts are included within discontinued operations.

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

		Closing Prices
		High		Low
Annual Market Prices	$		$
2011		5.22		0.63
2012		1.59		0.62
2013		7.23		0.91
2014		7.46		3.43
2015		7.17		0.69

Quarterly Market Prices	$		$
1st Quarter 2014		7.46		4.07
2nd Quarter 2014		5.64		3.89
3rd Quarter 2014		5.56		3.92
4th Quarter 2014		4.48		3.43
1st Quarter 2015		4.78		3.16
2nd Quarter 2015		7.17		3.10

	Closing Prices
	High	Low
3rd Quarter 2015	3.30	1.28
4th Quarter 2015	2.27	0.69
1st Quarter 2016	1.72	1.05

Monthly Market Prices
October 2015	$1.06	$0.88
November 2015	1.41	0.69
December 2015	2.27	1.05
January 2016	1.72	1.05
February 2016	1.29	1.11
March 2016	1.56	1.23
April 2016 (up to April 21, 2016)	1.66	1.41

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

Subject to the provisions of the amended and restated memorandum of association relating to changes in the rights of shareholders and the powers of directors in relation to shareholders, we may, by a resolution of members, amend our memorandum of association to increase or decrease the number of ordinary shares authorized to be issued.

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

On August 29, 2008, SAFE promulgated Circular 142 which regulates the conversion by a foreign-funded enterprise of foreign currency into RMB by restricting how the converted RMB may be used. In addition, SAFE promulgated Circular 45 on November 9, 2011 in order to clarify the application of Circular 142. Under Circular 142 and Circular 45, the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of foreign-invested enterprises. The use of such RMB capital may not be changed without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations of Circular 142 and Circular 45 could result in severe penalties, such as heavy fines as set out in the relevant foreign exchange control regulations

SAFE also promulgated Circular 59 in November 2010, which tightens the regulation over settlement of net proceeds from overseas offerings and requires, among other things, the authenticity of settlement of net proceeds from offshore offerings to be closely examined and the net proceeds to be settled in the manner described in the offering documents In May, 2013 SAFE promulgated Circular 21 which provides for and simplifies the operational steps and regulations on foreign exchange matters related to direct investment by foreign investors, including foreign exchange registration, account opening and use, receipt and payment of funds, and settlement and sales of foreign exchange.

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

This discussion does not address all aspects of U.S. federal income taxation that may be relevant in light of particular circumstances, nor does it address the U.S. federal income tax consequences to persons who are subject to special rules under U.S. federal income tax law, including:

•	banks, insurance companies or other financial institutions;
•	persons subject to the alternative minimum tax;
•	tax-exempt organizations;
•	controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid United States federal income tax;
•	certain former citizens or long-term residents of the United States;
•	dealers in securities or currencies;
•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;
•	persons that own, or are deemed to own, more than five percent of our capital stock;
•	holders who acquired our stock as compensation or pursuant to the exercise of a stock option; or
•	persons who hold our shares as a position in a hedging transaction, “straddle,” or other risk reduction transaction.

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

•

the gain is effectively connected with the conduct of a trade or business in the United States by such non- U.S. holder, and, if an income tax treaty applies, is attributable to a permanent establishment maintained by such non- U.S. holder in the U.S.;

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition, and certain other conditions are met; or
•

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

Interest Rate Risk

We deposit surplus funds with Chinese banks earning daily interest. We do not invest in any instruments for trading purposes. Most of our outstanding debt instruments carry fixed rates of interest. Our operations generally are not directly sensitive to fluctuations in interest rates. The amount of long-term debt outstanding as of December 31, 2015 and 2014 was $0 million and $0.2 million, respectively. A hypothetical 1.0% increase in the annual interest rates for all of our credit facilities under which we had outstanding borrowings at December 31, 2015 would decrease net income before income taxes by approximately $0.06million, or less than 1% for the year ended December 31, 2015. Management monitors the banks’ prime rates in conjunction with our cash requirements to determine the appropriate level of debt balances relative to other sources of funds. We have not entered into any hedging transactions in an effort to reduce our exposure to interest rate risk.

Foreign Exchange Risk

While our reporting currency is the U.S. dollar, substantially all of our consolidated revenues and consolidated costs and expenses are denominated in RMB. Substantially all of our assets are denominated in RMB except for cash. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between the U.S. dollar and the RMB. If the RMB depreciates against the U.S. dollar, the value of our RMB revenues, earnings and assets as expressed in our U.S. dollar financial statements will decline. Assets and liabilities are translated at exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and equity is translated at historical exchange rates. Any resulting translation adjustments are not included in determining net income but are included in determining other comprehensive income, a component of equity. An average appreciation (depreciation) of the RMB against the U.S. dollar of 5% would increase (decrease) our comprehensive income by $3.74 million based on our outstanding revenues, costs and expenses, assets and liabilities denominated in RMB as of December 31, 2015. As of December 31, 2015, our accumulated other comprehensive income was $24.55 million. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

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

As required by Rule 13a-15(e), our management has carried out an evaluation, with the participation and under the supervision of our Chief Executive Officer, Mr. Jiang Huai Lin and our Interim Chief Financial Officer, Mr. Zhiqiang Zhao, of the effectiveness of the design and operation of our disclosure controls and procedures, as of December 31, 2015. Based upon, and as of the date of this evaluation, Mr. Lin and Mr. Zhao, determined that, as of December 31, 2015, our disclosure controls and procedures were not effective due to the material weaknesses in our internal control over financial reporting, which are described below.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2015. In making this assessment, management used the framework set forth in the report entitled Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company’s internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Based on our assessment, as a result of the material weaknesses described below, we determined that, as of December 31, 2015, our internal control over financial reporting was not effective based on those criteria.

A material weakness is a deficiency or a combination of deficiencies in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual financial statements will not be prevented or detected in a timely basis.

As a result of our assessment, management identified the following control deficiencies that represent material weaknesses as of December 31, 2015 (1) we have a lack of qualified technical resources in place to properly evaluate significant and complex transactions in accordance with accounting principles generally accepted in the United States of America, and (2) we have insufficient systems and procedures in place to ensure effective supervision and monitoring of our annual financial statement close and preparation process.

Management believes that the material weaknesses identified above were the direct result of the departure of our Controller and Chief Financial Officer during the second half of 2015. We plan to take steps to remediate these material weaknesses as soon as practicable by implementing a plan to improve our internal control over financial reporting including, but not limited to, hiring additional internal staff and/or outside consultants experienced in US GAAP financial reporting as well as in SEC reporting requirements. Our management team will continue to monitor and evaluate the effectiveness of our internal controls and procedures and our internal controls over financial reporting on an ongoing basis and is committed to taking further action and implementing additional enhancements or improvements.

Our management does not believe that these material weaknesses had a material effect on our financial condition or results of operations or caused our financial statements as of and for the year ended December 31, 2015 to contain a material misstatement.

Attestation Report of the Registered Public Accounting Firm

Because the Company is a non-accelerated filer, this annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.

Changes in Internal Control Over Financial Reporting

Except as described above, there have been no changes in our internal control over financial reporting during the fiscal year ended December 31, 2015 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Remington C.H. Hu is an “audit committee financial expert” and that he is an “independent director” as defined by the rules and regulations of NASDAQ.

ITEM 16B.	CODE OF ETHICS

Our amended and restated code of ethics conforms to the rules and regulations of NASDAQ. The code of ethics applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer, and addresses, among other things, honesty and ethical conduct, conflicts of interest, compliance with laws, regulations and policies, including disclosure requirements under the federal securities laws, confidentiality, trading on inside information, and reporting of violations of the code. A copy of the code of ethics has been filed as Exhibit 14 to the annual report on Form 10-K of CITN filed on March 31, 2008. Our code of ethics is also posted on the corporate governance page of our website at www.chinacnit.com. During the fiscal year ended December 31, 2015, there were no waivers of our code of ethics.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with services rendered by our principal external auditors for the periods indicated.

	Fiscal Year Ended December 31,
	2015	2014
Audit Fees	$220,000	$300,000
Audit-Related Fees	-	9,496
Tax Fees	49,953	41,840
TOTAL	$269,953	$351,336

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
January 1, 2015 – January 31, 2015
February 1, 2015 – February 28, 2015
March 1, 2015 – March 31, 2015
April 1, 2015 – April 30, 2015
May 1, 2015 – May 31, 2015
June 1, 2015 – June 30, 2015	685,000	$4.188	685,000	$7.13 million
July 1, 2015 – July 31, 2015
August 1, 2015 – August 31, 2015
September 1, 2015 – September 30, 2015
October 1, 2015 – October 31, 2015
November 1, 2015 – November 30, 2015
December 1, 2015 – December 31, 2015

(1) In June 2015, we repurchased an aggregate of 685,000 ordinary shares from our employees in a privately negotiated transaction. On November 15, 2014, the Board of Directors authorized a $10 million share repurchase program over the next 12 months, in a manner consistent with market conditions and the interest of shareholders.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

We are incorporated in the BVI and our corporate governance practices are governed by applicable BVI law, our memorandum and articles of association. In addition, because our ordinary shares are listed on NASDAQ, we are subject to NASDAQ's corporate governance requirements.

NASDAQ Listing Rule 5615(a)(3) permits a foreign private issuer like us to follow home country practices in lieu of certain requirements of Listing Rule 5600, provided that such foreign private issuer discloses in its annual report filed with the SEC each requirement of Rule 5600 that it does not follow and describes the home country practice followed in lieu of such requirement. Our BVI counsel, Maples and Calder, has provided a letter to NASDAQ certifying that under BVI law, we are not required to seek shareholders’ approval of any issuance of securities in connection with a transaction other than a public offering where such transaction involves the issuance of securities representing more than 20% of our total outstanding ordinary shares. In 2015, we followed home country practice with respect to the issuance of more than 20% of our total outstanding ordinary shares in connection with the Registered Direct Offering.

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

Date: April 26, 2016	CHINA INFORMATION TECHNOLOGY, INC.

/s/ Jiang Huai Lin
Jiang Huai Lin
Chief Executive Officer

CHINA INFORMATION TECHNOLOGY, INC.
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
China Information Technology, Inc.

We have audited the accompanying consolidated balance sheets of China Information Technology, Inc. and its subsidiaries and variable interest entity (the “Company”) as of December 31, 2015 and 2014 and the related consolidated statements of loss, comprehensive loss, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2015 and 2014, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has reported recurring net losses as well as negative cash flows from operating activities. In addition, the Company has a working capital deficit as of December 31, 2015. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ GHP HORWATH, P.C.

Denver, Colorado
April 26, 2016

CHINA INFORMATION TECHNOLOGY, INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2015 AND 2014
Expressed in U.S. dollars (Except for share amounts)

	NOTES	December 31	December 31
		2015	2014
ASSETS

CURRENT ASSETS
Cash and cash equivalents		$3,786,846	$6,689,848
Restricted cash		868,317	11,153,170
Accounts receivable, net	2(f)	3,180,138	6,786,596
Bills receivable		-	358,273
Advances to suppliers		2,526,607	1,174,148
Inventories	8	2,141,093	3,959,031
Other current assets	16	8,113,861	10,773,310
Assets held for sale-current	9	-	13,032,000
Current assets from discontinued operations	15	13,272,186	30,349,676
TOTAL CURRENT ASSETS		33,889,048	84,276,052

Assets held for sale-noncurrent	9	-	20,270,434
Deposit for purchase of land use rights	11(a)	14,020,901	14,799,874
Property, plant and equipment, net	10	8,372,961	8,921,397
Intangible assets, net	11(b)	2,530,103	3,494,014
Goodwill	6	4,753,454	12,118,817
Deferred tax assets	14	460,237	4,270,042
Other non-current assets	16	2,065,000	-
Non-current assets from discontinued operations	15	-	31,255,179
TOTAL ASSETS		$66,091,704	$179,405,809

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Short-term bank loans	12	$15,272,986	$51,823,869
Accounts payable		6,943,248	9,440,296
Bills payable	13	1,322,912	23,732,737
Advances from customers		2,651,156	1,183,733
Accrued payroll and benefits		396,026	938,086
Deposit for assets held for sale	9	-	13,032,000
Other payables and accrued expenses	18	4,570,298	6,952,957
Amounts due to related parties	7	141,972	851,262
Income tax payable		3,083,792	3,374,658
Derivative Liability – Warrants	17	1,156,386	-
Current liabilities from discontinued operations	15	-	28,989,570
TOTAL CURRENT LIABILITIES		35,538,776	140,319,168

Long-term bank loans	12	-	214,630
Amounts due to related parties	7	12,359	13,065
Deferred tax liabilities	14	86,332	66,951
Non-current liabilities from discontinued operations	15	-	213,186
TOTAL LIABILITIES		35,637,467	140,827,000

COMMITMENTS AND CONTINGENCIES

Ordinary shares, par $0.01; shares issued and outstanding, 2015; 120,000 shares; 2014: 475,000 shares	20	360,000	1,425,000

EQUITY
Ordinary shares, par $0.01; authorized capital 100,000,000 shares; shares issued and outstanding, 2015: 39,211,364 shares; 2014: 31,768,875 shares	20	416,546	335,271
Treasury stock, 2015: 1,402,448 shares; 2014: 717,448 shares	20	(7,117,500)	(4,290,000)
Additional paid-in capital		144,000,767	126,862,049
Reserve		13,812,095	14,755,946
Deficit earnings		(154,979,095)	(142,910,476)
Accumulated other comprehensive income		24,551,707	24,755,457
Total equity of the Company		20,684,520	19,508,247
Non-controlling interest		9,409,717	17,645,562
Total equity		30,094,237	37,153,809

TOTAL LIABILITIES AND EQUITY		$66,091,704	$179,405,809

The accompanying notes are an integral part of these consolidated financial statements

CHINA INFORMATION TECHNOLOGY, INC.
CONSOLIDATED STATEMENTS OF LOSS
YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013
Expressed in U.S. dollars (Except for share amounts)

	NOTES	2015	2014	2013
Revenue – Hardware		$4,953,139	$22,628,612	$46,114,109
Revenue – Software		3,200,905	10,366,560	2,923,397
Revenue - System integration		1,012,088	4,822,003	5,422,151
Revenue – Others		1,118,736	817,572	960,174
TOTAL REVENUE		10,284,868	38,634,747	55,419,831

Cost – Hardware		2,910,334	18,769,338	38,829,515
Cost - Software		1,267,834	4,086,717	1,559,861
Cost - System integration		1,745,647	4,480,388	4,733,815
Cost – Others		457,390	809,947	743,972
TOTAL COST		6,381,205	28,146,390	45,867,163

GROSS PROFIT		3,903,663	10,488,357	9,552,668

Administrative expenses		11,223,502	20,837,181	88,699,489
Research and development expenses		3,446,867	1,477,246	2,190,074
Selling expenses		2,661,545	4,240,097	4,893,234
Impairment of property, plant and equipment		4,616,679	827,319	29,976,990
Impairment of intangible assets and goodwill		8,918,427	7,015,727	2,008,249
LOSS FROM OPERATIONS		(26,963,357)	(23,909,213)	(118,215,368)

Subsidy income		501,404	676,159	1,491,280
Gain on sale of assets	9	29,994,037	-	-
Other income (loss), net		776,233	(407,616)	1,241,666
Interest income		76,716	408,121	447,586
Interest expense		(3,116,777)	(5,858,770)	(4,934,479)
Warrant expense	17	(5,657,988)	-	-

Loss from continuing operations before income taxes		(4,389,732)	(29,091,319)	(119,969,315)

Income tax (expense ) benefit	14	(4,305,028)	4,599,559	(1,731,145)

Loss from continuing operations		(8,694,760)	(24,491,760)	(121,700,460)
Less: Net (income) loss attributable to the non-controlling interest	3	(308,473)	404,662	3,188,700
NET LOSS ATTRIBUTABLE TO THE COMPANY - continuing operations		$(9,003,233)	$(24,087,098)	$(118,511,760)

Discontinued operations (Note 15)
Income (loss) from discontinued operations before income taxes (including pretax gain on sale of Geo: $7.0 million in 2015 and pretax loss on sale of Zhongtian: $3.3 million in 2015)		$1,667,853	$(5,049,880)	$(340,167)
Income tax expense		(168,882)	(210,658)	(165,400)
Income (loss) from discontinued operations		1,498,971	(5,260,538)	(505,567)
Less: Net (income) loss attributable to the non-controlling interest		-	116,289	(219,496)
NET INCOME ( LOSS) ATTRIBUTABLE TO THE COMPANY-discontinued operations		$1,498,971	(5,144,249)	$(725,063)
NET LOSS		$(7,195,789)	(29,752,298)	$(122,206,027)
NET LOSS ATTRIBUTABLE TO THE COMPANY		$(7,504,262)	(29,231,347)	$(119,236,823)

(Loss) earnings per share - Basic and Diluted
CONTINUING OPERATIONS
Basic	4	$(0.26)	$(0.79)	$(4.33)
Diluted	4	$(0.26)	$(0.79)	$(4.33)

DISCONTINUED OPERATIONS
Basic	4	$0.04	$(0.17)	$(0.03)
Diluted	4	$0.04	$(0.17)	$(0.03)

NET LOSS PER SHARE ATTRIBUTABLE TO THE COMPANY
Basic	4	$(0.22)	$(0.96)	$(4.36)
Diluted	4	$(0.22)	$(0.96)	$(4.36)

The accompanying notes are an integral part of these consolidated financial statements

-F-4

CHINA INFORMATION TECHNOLOGY, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013
Expressed in U.S. dollars

	2015	2014	2013
Net loss	$(7,195,789)	$(29,752,298)	$(122,206,027)
Other comprehensive (loss) income:
Foreign currency translation gain (loss)	136,007	(373,040)	3,935,119
Comprehensive loss	(7,059,782)	(30,125,338)	(118,270,908)
Comprehensive (income) loss attributable to the non-controlling interest	(327,941)	579,222	2,293,247
Comprehensive loss attributable to the Company	$(7,387,723)	$(29,546,116)	$(115,977,661)

The accompanying notes are an integral part of these consolidated financial statements

CHINA INFORMATION TECHNOLOGY, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013
Expressed in U.S. dollars (Except for share amounts)

	Ordinary shares		Treasury Shares		Additional			Accumulated other	Non
	Par value $0.01		Par value $0.01		Paid-in		Retained	comprehensive	controlling
	Shares	Amount	Shares	Amount	Capital	Reserve	(Deficit)	income	interest	Total
							Earnings
BALANCE AS AT JANUARY 1, 2013	27,591,839	$286,326	(584,231)	$(1,011,091)	$101,261,307	$14,532,587	$5,804,023	$21,811,064	$21,329,717	$164,013,933
Purchase of treasury shares (Note 20)	-	-	(641,080)	(3,803,684)	-	-	-	-	-	(3,803,684)
Issuance of ordinary shares to employees for cash (Note 20)	3,000,000	30,000	-	-	8,970,000		-	-	-	9,000,000
Reclassification of ordinary shares to temporary equity (Note 20)	-	(7,250)	-	-	(2,167,750)		-	-	-	(2,175,000)
Stock based compensation (Note 20)	-	-	-	-	6,900,000		-	-	-	6,900,000
Net loss for the year	-	-	-	-	-	-	(119,236,823)		(2,969,204)	(122,206,027)
Foreign currency translation gain	-	-	-	-	-	-	-	3,259,162	675,957	3,935,119
Transfer to reserve (Note 19)	-	-	-	-	-	96,782	(96,782)		-	-
Changes in Parent’s Ownership Interests in Zhongtian (Note 1)	-	-	-	-	-	-	211,410	-	(211,410)	-
Purchase of shares by iASPEC from minority shareholders in Zhongtian (Note 1)	-	-	-	-	-	-	-	-	(381,420)	(381,420)
Changes in Parent’s Ownership Interests in Geo (Note 1)	-	-	-	-	-	-	(195,594)	-	195,594	-
Capital injection by minority shareholders to Geo (Note 1)	-	-	-	-	705,087	-	-	-	2,016,442	2,721,529
BALANCE AS AT DECEMBER 31,2013	30,591,839	$309,076	(1,225,311)	$(4,814,775)	$115,668,644	$14,629,369	$(113,513,766)	$25,070,226	$20,655,676	$58,004,450
Purchase of treasury stock (Note 19)	-	-	(76,368)	(486,316)	-	-	-	-	-	(486,316)
Issuance of ordinary shares to employees for cash (Note 20)	920,757	9,208	-	-	3,673,820	-	-	-	-	3,683,028
Stock-based compensation (Note19)	-	-	-	-	81,615	-	-	-	-	81,615
Issuance of ordinary shares to acquire additional ownership from minority shareholders in Geo and Zhongtian (Notes 1 and 20)	439,503	4,395	-	-	1,753,618	-	-	-	(1,758,013)	-
Issuance of ordinary shares for consulting services (Note 20)	50,000	500	-	-	205,500	-	-	-	-	206,000
Cancellation of ordinary shares	(584,231)	(5,842)	584,231	1,011,091	(1,005,249)	-	-	-	-	-
Reclassification of temporary equity to ordinary shares (Note 20)	-	2,500	-	-	747,500	-	-	-	-	750,000
Ordinary shares issued for acquisition of Biznest (Notes 5 and 20)	1,543,455	15,434	-	-	5,736,601	-	-	-	-	5,752,035
Net loss for the year	-	-	-	-	-	-	(29,231,347)		(520,951)	(29,752,298)
Foreign currency translation loss	-	-	-	-	-	-	-	(314,769)	(58,271)	(373,040)
Transfer to reserve (Note 19)	-	-	-	-	-	126,577	(126,577)	-	-	-
Changes in a Parent’s Ownership Interest in Geo (Note 1)	-	-	-	-	-	-	(4,533)	-	4,533	-
Purchase of shares by iASPEC from minority shareholders in GEO (Note 1)	-	-	-	-	-	-	-	-	(61,698)	(61,698)
Changes in a Parent’s Ownership Interest in Zhongtian (Note 1)	-	-	-	-	-	-	(34,253)	-	34,253	-
Purchase of shares by iASPEC from minority shareholders in Zhongtian (Note 1)	-	-	-	-	-	-	-	-	(649,967)	(649,967)
BALANCE AS AT DECEMBER 31,2014	32,961,323	$335,271	(717,448)	$(4,290,000)	$126,862,049	$14,755,946	$(142,910,476)	$24,755,457	$17,645,562	$37,153,809
Purchase of treasury stock (Note 20)	-	-	(685,000)	(2,827,500)	-	-	-	-	-	(2,827,500)
Reclassification of temporary equity to ordinary shares (Note 20)	-	3,550	-	-	1,061,450	-	-	-	-	1,065,000
Stock-based compensation (Note20)	51,875	519	-	-	101,763	-	-	-	-	102,282
Issued common stock (Note 20)	2,102,484	21,025	-	-	12,765,328	-	-	-	-	12,786,353
Issued warrant liability (Note 17)	-	-	-	-	(4,982,694)	-	-	-	-	(4,982,694)
Issuance of ordinary shares for consulting services (Note 20)	5,000	50	-	-	12,600	-	-	-	-	12,650
Common stock issued for warrants exercised (Notes 17 and 20)	5,613,130	56,131	-	-	8,885,358	-	-	-	-	8,941,489
Sale of Geo (Notes 1 and 15)	-	-	-	-	(705,087)	(304,002)	(2,139,719)	(154,717)	(8,563,205)	(11,866,730)
Sale of Zhongtian (Notes 1 and 15)	-	-	-	-	-	(639,849)	(2,061,731)	(165,572)	(581)	(2,867,733)
Net loss for the year	-	-	-	-	-	-	(7,504,262)	-	308,473	(7,195,789)
Foreign currency translation loss	-	-	-	-	-	-	-	116,539	19,468	136,007
Dividend to minority shareholders in Geo (Note 1)	-	-	-	-	-	-	(362,907)	-	-	(362,907)
BALANCE AS AT DECEMBER 31,2015	40,733,812	$416,546	(1,402,448)	$(7,117,500)	$144,000,767	$13,812,095	$(154,979,095)	$24,551,707	$9,409,717	$30,094,237

The accompanying notes are an integral part of these consolidated financial statements

CHINA INFORMATION TECHNOLOGY, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013
Expressed in U.S. dollars

	2015	2014	2013
OPERATING ACTIVITIES
Net loss	$(7,195,789)	$(29,752,298)	$(122,206,027)
Adjustments to reconcile net loss to net cash used in operating activities from continuing operations:
(Income) loss from discontinued operations,
net of income taxes	(1,498,971)	5,260,538	505,567
Provision for losses on accounts receivable and other current assets	2,659,499	6,398,463	67,038,645
Impairment of intangible assets and goodwill	8,918,427	7,015,727	2,008,249
Provision for obsolete inventories	274,663	3,808,307	881,916
Depreciation	1,665,257	2,135,644	7,839,674
Amortization of intangible assets and land use rights	876,237	917,780	1,227,743
(Gain) loss on sale of property and equipment and land use rights	(30,005,007)	(6,550)	79,197
Loss on disposal of inventories	-	476,597	-
Stock-based payment compensation for consulting services	98,483	120,167	-
Stock-based compensation	102,282	81,615	6,900,000
Impairment of property, plant and equipment	4,616,679	827,319	29,976,990
Change in deferred income tax	3,761,084	(4,603,763)	1,836,586
Warrant expense	5,657,988	-	-
Changes in operating assets and liabilities, net of effects of business acquisitions and dispositions:
(Increase) decrease in accounts receivable	2,914,918	(1,497,285)	3,957,348
Decrease in inventories	1,546,570	6,019,174	657,081
Decrease (increase) in other receivables and prepaid expenses	(1,089,481)	(3,435,388)	(3,759,271)
Decrease (increase) in advances to suppliers	(1,708,552)	5,781,743	(2,209,123)
(Increase) decrease in restricted cash	9,566,303	(1,515,573)	1,013,285
Increase (decrease) in amounts due to/from related parties	(1,088,001)	1,126,768	538,537
(Decrease) increase in other payables and accrued expenses	(2,736,926)	(3,808,563)	3,150,366
(Decrease) increase in advances from customers	1,598,944	(2,017,504)	315,628
(Decrease) increase in accounts payable and bills payable	(24,134,831)	(6,018,929)	(10,354,585)
Increase (decrease) in income tax payable	(118,973)	171,552	(41,816)
Net cash used in continuing operations	(25,319,197)	(12,514,459)	(10,644,010)
Net cash used in operating activities from discontinued operations	(595,404)	(115,066)	(733,530)
Net cash used in operating activities	(25,914,601)	(12,629,525)	(11,377,540)

INVESTING ACTIVITIES
Deposit (paid) received for assets held-for sale	(20,717)	13,024,000	-
Deposit refunded for land use rights	-	3,355,088	1,437,368
Cash acquired in Biznest acquisition	-	67,506	-
Proceeds from sale of property and equipment	55,101	6,561	226,109
Consideration paid for acquisition of Biznest	(1,488,969)	(5,951,968)	-
Investment in Geo	-	(128,901)	-
Capitalized and purchased software development costs	(66,870)	(1,353,028)	(95,162)
Purchases of property and equipment	(3,004,209)	(529,053)	(1,721,113)
Investment in Zhongtian	-	(638,723)	(378,144)
Cash received for sale of assets held for sale	45,052,000	-	-
Net cash (used in) provided by investing activities from continuing operations	40,526,336	7,851,482	(530,942)
Net cash (used in) provided by investing activities from discontinued operations	1,558,581	(1,530,773)	(2,697,359)
Net cash provided by (used in) investing activities	42,084,917	6,320,709	(3,228,301)

FINANCING ACTIVITIES

Borrowings under short-term loans	44,584,103	58,862,064	92,580,008
Common stock issued for cash	12,786,353	3,683,028	9,000,000
Decrease (increase) in restricted cash in relation to bank borrowings	543,300	256,427	(610,153)
Borrowings under long-term loans	-	-	350,534
Repayment of short-term loans	(79,952,564)	(56,153,075)	(87,876,246)
Repurchase of ordinary shares	(1,310,184)	(1,290,000)	(3,000,000)
Repayment of long-term loans	(97,751)	(94,279)	(147,923)
Cash paid to warrant holders	(542,806)	-	-
Net cash (used in) provided by financing activities from continuing operations	(23,989,549)	5,264,165	10,296,220
Net cash (used in) provided by financing activities from discontinued operations	(147,237)	1,131,223	4,422,085
Net cash (used in) provided by financing activities	(24,136,786)	6,395,388	14,718,305
Effect of exchange rate changes on cash and cash equivalents	564,125	19,027	223,130

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(7,402,345)	105,599	335,594
CASH AND CASH EQUIVALENTS, BEGINNING	11,189,191	11,083,592	10,747,998
CASH AND CASH EQUIVALENTS, ENDING	$3,786,846	$11,189,191	$11,083,592
Less cash and cash equivalents from discontinued operations	$-	$4,499,343	$5,038,900
CASH AND CASH EQUIVALENTS FROM CONTINUING OPERATIONS, end of period	$3,786,846	$6,689,848	$6,044,692

Supplemental disclosure of cash flow information:
Cash paid during the year

Income taxes	$188,932	$382,741	$405,948
Interest	$3,769,498	$6,593,549	$5,537,477

Supplemental disclosure of significant non-cash transactions:

In 2013, the Company repurchased a total of 641,080 shares of the Company’s ordinary shares in exchange for $3 million in cash and $0.8 million included in other payables that was paid in cash in 2014.

In 2014, the Company granted an aggregate of 439,503 ordinary shares under its 2013 Equity Incentive Plan at a price of $4.00 per share to certain individuals in exchange for their respective ownership in Geo and Zhongtian.

In 2014, the Company issued 50,000 restricted ordinary shares for consulting services from June 4, 2014 to June 3, 2015. The fair value of these shares was approximately $206,000 at the date of grant, based on the quoted market price of the Company’s ordinary shares, resulting in $120,000 recorded as consulting fees and $86,000 recorded as prepaid expenses as of December 31, 2014, which was fully amortized in 2015.

In 2014, the Company issued a total of 1,543,455 ordinary shares valued at approximately $5.8 million in connection with the acquisition of Biznest. In addition, the Company agreed to pay Biznest $7.5 million in cash, of which approximately $1.5 million was recorded in payables as of December 31, 2014, which was paid in cash in 2014.

In 2015, the Company repurchased a total of 685,000 shares of the Company’s ordinary shares in exchange for $1.31 million in cash, repayment other receivables of $1.13 million and $0.39 million included within other payables that was paid in cash in 2016.

In 2015, the Company issued a total of 2,102,484 ordinary shares to certain institutional investors at the price of $6.44 per share. Gross proceeds from the Offering were approximately $13.54 million. The Company paid of a total of $0.75 million in placement agency fees, legal fees and other related expenses, resulting in $12.79 million net proceeds received by the Company.

1. ORGANIZATION, PRINCIPAL ACTIVITIES AND MANAGEMENT'S PLANS

China Information Technology Inc., together with its subsidiaries (the "Company" or "CNIT"), is a provider of integrated Cloud-Application-Terminal (“CAT”) solutions including public information distribution platform, elevator safety management system, cloud-based new media terminal, as well as education-use apps and platform in the People’s Republic of China ("PRC"). The Company’s total solutions include software licensing, specialized software, hardware, systems integration, and related services. These services are provided through the Company’s wholly-owned PRC subsidiaries, Information Security Technology International Co., Ltd. ("IST"), and its subsidiary, Dongguan Information Security Technology (China) Co., Ltd. ("IST DG"), TopCloud Software Co., Ltd., ("TopCloud "), and Information Security IoT Tech. Co., Ltd. ("ISIOT ), and through the Company’s variable interest entity ("VIE"), iASPEC Geo Information Technology Co., Ltd. ("iASPEC"), and its subsidiaries, iASPEC Bocom IoT Technology Co. Ltd. ("Bocom"), Shenzhen Taoping Internet Tech. Co., Ltd. (“Taoping”), and Shenzhen Biznest Internet Tech. Co., Ltd. (“Biznest”), and the Company’s wholly-owned Hong Kong subsidiaries Information Security Software Investment Limited (“ISSI”), Information Security Tech. International Co. Ltd. (“IST HK”), and HPC Electronics (China) Co., Limited (“HPC”).

On November 6, 2015, iASPEC entered into an equity transfer agreement with certain individual and entity purchasers (the “Transferees”), pursuant to which, iASPEC sold all of its equity ownership of Wuda Geoinformatics Co., Ltd. ( “Geo”), which constituted approximately 54.89% of the total capital stock of Geo, for an aggregate purchase price of RMB 91.338 million (approximately $14.7 million) (the “Geo Purchase Price”). Control of Geo was legally transferred to the Transferees on December 4, 2015 (Note 15). Pursuant to the transfer agreement, the Transferees agreed to pay the Geo Purchase Price in four installments by March 30, 2016, which has been paid in full.

On November 9, 2015, iASPEC entered into an equity transfer agreement with an entity purchaser (the “Transferee”), pursuant to which, iASPEC sold all of its equity ownership of Shenzhen iASPEC Zhongtian Software Co., Ltd. (“Zhongtian”), which constitutes 100% of total capital stock of Zhongtian for an aggregate of RMB 30 million (approximately $4.8 million) (the “Zhongtian Purchase Price”). Control of Zhongtian was legally transferred to the Transferee on November 9, 2015, (Note 15). Pursuant to the transfer agreement, the Transferee agreed to pay the Zhongtian Purchase Price in three installments by May 31, 2016, of which $4.55 million has been paid.

As disposals of Geo and Zhongtian represent a strategic shift in the Company’s strategy that will have a major effect on the Company’s operations and financial results, the operations of two companies’ have been presented as “discontinued operations” in the Company’s consolidated financial statements. See Note 15.

On June 22, 2015, the Company announced that its Board of Directors received a preliminary, non-binding proposal letter (the “Proposal”), dated June 19, 2015, from Mr. Jiang Huai Lin ("Mr. Lin"), Chairman and Chief Executive Officer of the Company, Mr. Zhiqiang Zhao (“Mr. Zhao”), Director and Chief Operating Officer of the Company, Mr. Junping Sun (“Mr. Sun”), Senior Vice President of the Company and Mr. Jinzhu Cai (“Mr. Cai”), an individual investor (together with Mr. Lin, Mr. Zhao and Mr. Sun, the "Buyer Group"), proposing a "going-private" transaction (the "Transaction") to acquire all of the outstanding ordinary shares of the Company not already owned by the Buyer Group at a proposed price of $4.43 per ordinary share.

On July 1, 2015, the Board of Directors announced that a special committee, consisting of three independent, disinterested directors of the Company, Mr. Yusen Huang, Mr. Remington Hu and Dr. Yong Jiang, (the “Special Committee”) was formed to consider the previously announced non-binding "going private" proposal that the Board received from the Buyer Group .

On August 19, 2015, the Special Committee announced the engagements of Duff & Phelps Securities, LLC and Duff & Phelps, LLC as its financial advisor and Gibson, Dunn & Crutcher LLP as its legal counsel, to review and evaluate the Proposal.

As of April 21, 2016, the Special Committee is still in the process of reviewing and evaluating the proposal and there can be no assurance that the proposal will be approved until such process is completed.

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

Equity Transfer Agreement

On July 1, 2008, Mr. Jiang Huai Lin, the Chief Executive Officer (“CEO”) of the Company, (“Mr. Lin”), entered into an equity transfer agreement (the "Equity Transfer Agreement") with Mr. Jin Zhu Cai ("Mr. Cai"), the then owner of a 24% minority interest (the “Minority Interest”) in iASPEC, pursuant to which Mr. Lin purchased the Minority Interest from Mr. Cai for a total consideration of RMB60 million (approximately $8.72 million). The transaction was closed in September 2008 and as a result, Mr. Lin became the sole owner of iASPEC.

Amended and Restated MSA

The Amended and Restated MSA was entered into as of December 13, 2009, by and among IST, iASPEC and iASPEC’s sole shareholder, Mr. Lin. Pursuant to the Amended and Restated MSA, IST will provide management and consulting services to iASPEC, under the following terms:

•

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

•

Mr. Lin confirmed his status as the sole iASPEC shareholder and his assumption of all of the obligations of the iASPEC shareholder under the agreement, including a confirmation of his continuing obligation under a written guaranty, executed by the then iASPEC shareholders; and

•	Based on iASPEC’s needs for its development and operation, IST has the right, from time to time, at its sole discretion, to provide iASPEC with capital support.

•

IST agreed that it will not interfere in any business of iASPEC covered by iASPEC’s PRC State Secret related Computer Information System Integration Certificate, including but not limited to, seeking access to relevant documents regarding such business, provided, however, that iASPEC agreed that it will cooperate with the requests of the Company as necessary to comply with the Company’s reporting obligations to the Securities and Exchange Commission. (“SEC”).

The Amended and Restated MSA amended certain terms of the original Management Service Agreement which became effective on July 1, 2007 and has a term of 30 years unless otherwise earlier terminated by the parties by one of the following means:

•

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

•	The Amended and Restated MSA may be terminated at any time by IST upon 90 calendar days’ written notice delivered to all other parties.

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

The substance of the Amended and Restated MSA and the Option Agreement is to:

•	Allow the Company to utilize the business licenses, contacts, permits and other resources of iASPEC in order for the Company to be able to expand its operations and business model;

•

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

On March 19, 2015, a profit plan distribution was approved by Geo’s board of directors. As a result, a total cash dividend of approximately $0.8 million (RMB 5 million) was distributed to the shareholders of Geo, and on March 27, 2015, iAPSEC received a $0.44 million cash dividend, and the minority shareholders of Geo received a $0.36 million cash dividend.

In November 2015, as noted above, iASPEC sold its equity ownership holdings in Geo and Zhongtian.

Management’s Plans

For the years ended December 31, 2015 and 2014, the Company reported negative cash flows from operations of $25.91 million and $12.63 million, respectively. Net cash used in operating activities  in 2015 significantly increased as $22.41 million of cash was used for payment of outstanding bills payable, which resulted in the bills payable at December 31, 2015 being significantly reduced to $1.32 million as of December 31, 2015. In addition, the Company had a working capital deficiency of $1.65 million as of December 31, 2015, compared to a working capital deficiency of $56 million at December 31, 2014. Continuing the Company’s business transformation, management has developed its 2015 business plan which will continue to be executed in 2016, encompassing six strategies: 1) redirect the Company’s resources to selling high-margin software solutions; 2) reinforce stringent cash collection policies to shorten the Company’s days of sales outstanding; 3) streamline the Company’s purchase order management process to reduce inventory; 4) control the Company’s cost structure; 5) obtain additional government subsidies for developing new and innovative cloud-based software solutions; and 6) reduce the Company’s short-term debt burden. As of December 31, 2015, by using the proceeds from sale of certain real estate and plant assets, the Company has significantly reduced its short-term debt burden to $15.27 million, down from $51.82 million at the end of 2014. In addition, in the fourth quarter of 2015, the Company completed its sales of iASPEC’s 100% equity holding of Zhongtian and 54.89% equity holding of Geo, which provided cash inflows to the Company of approximately $4.8 million and $14.74 million, respectively. A total of $6.27 million related to these sales was received in 2015 and $13.02 million was received in 2016. In addition, starting from April  2016, the Company began receiving an annual rental fee of $380,000 from certain third parties for leasing of its office facility located in Nanshan Industrial Park, Shenzhen. As of April 21, 2016, the Company had $0.76 million additional availability under its credit facilities. In addition, the Company believes it has the ability, if needed, to obtain additional credit lines from local banks to provide capital needs by using the title of its office facility as collateral. Management believes that the Company’s current cash and cash equivalents, cash flows from the sales of Zhongtian and Geo, anticipated cash flows from operations in 2016, and additional availability under its borrowing facilities will be sufficient to meet the Company’s operating and financial obligations for the remainder of 2016.

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

(d) Cash and Cash Equivalents

The Company considers all highly liquid investments purchased and cash deposits with financial institutions with original maturities of three months or less to be cash equivalents (Level 1). The Company had no cash equivalents as of December 31, 2015 or 2014.

The Company maintains its cash accounts at credit worthy financial institutions and closely monitors the movements of its cash positions. As of December 31, 2015 and 2014, approximately $3.79 million and $6.69 million of cash, respectively was held in bank accounts in the PRC.

(e) Restricted Cash

Restricted cash as of December 31, 2015 and 2014 consists of security deposits in bank accounts in the PRC that serve as collateral for the Company’s revolving working capital facility, which are included in short-term loans, bills payable, as well as letter of credit facilities.

(f) Accounts Receivable, Bills Receivable and Concentration of Risk

The Company evaluates the creditworthiness of all of its customers individually before accepting them and continuously monitors the recoverability of accounts receivable. If there are any indicators that a customer may not make payment, the Company may consider making provision for non-collectability for that particular customer. At the same time, the Company may cease further sales or services to such customer. The following are some of the factors that the Company considers in determining whether to discontinue sales or record an allowance:

•	the customer fails to comply with its payment schedule;
•	the customer is in serious financial difficulty;
•	a significant dispute with the customer has occurred regarding job progress or other matters;
•	the customer breaches any of the contractual obligations;
•	the customer appears to be financially distressed due to economic or legal factors;
•	the business between the customer and the Company is not active; and
•	other objective evidence indicates non-collectability of the accounts receivable.

The Company considers the following factors when determining whether to permit a longer payment period or provide other concessions to customers:

•	the customer’s past payment history;
•	the customer’s general risk profile, including factors such as the customer’s size, age, and public or private status;
•	macroeconomic conditions that may affect a customer’s ability to pay; and
•	the relative importance of the customer relationship to the Company’s business.

Bills receivable represent bank undertakings that essentially guarantee payment of amounts thereunder. The undertakings are provided by banks upon receipt of collateral deposits from the Company’s customers or debtors. Bills receivable can be sold at a discount before maturity, which is typically within three months.

The Company’s top five customers accounted for 50% of accounts receivable as of December 31, 2015, of which two customers accounted for greater than 10% or more of accounts receivable. The Company’s top five customers accounted for 54% of accounts receivable as of December 31, 2014, of which one customer accounted for greater than 10% or more of accounts receivable.

For the years ended December 31, 2015, 2014 and 2013, the Company’s top five customers accounted for 21%,17% and 21% of revenue respectively, and no single customer accounted for 10% or more of total revenue. The allowance for doubtful accounts at December 31, 2015 and 2014, totaled $5.03 million and $4.48 million respectively, representing management’s best estimate.

Accounts receivable as at December 31, 2015 and 2014 are as follows:

	December 31,	December 31,
	2015	2014
Accounts Receivable	$8,209,245	$11,270,917
Bad Debt Provision	(5,029,107)	(4,484,321)
Accounts Receivable – Net	$3,180,138	$6,786,596

The following table describes the movements in the allowance for doubtful accounts during the years ended December 31, 2015 and 2014:

Balance at January 1, 2014	$58,587,659
Increase in allowance for doubtful accounts	7,385,502
Amounts written off as uncollectible	(59,208,806)
Amounts recovered during the year	(1,828,813)
Foreign exchange difference	(451,221)
Balance at December 31, 2014	$4,484,321
Increase in allowance for doubtful accounts	1,166,764
Amounts recovered during the year	(379,731)
Foreign exchange difference	(242,247)
Balance at December 31, 2015	$5,029,107

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

Fair Value Accounting

Financial Accounting Standards Board (FASB) Accounting Standards Codifications (ASC) 820-10 “Fair Value Measurements and Disclosures”, establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). As required by FASB ASC 820-10, assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The three levels of the fair value hierarchy under FASB ASC 820-10 are described below:

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

As of December 31, 2015, the Company measured the fair value of its derivative liability related to warrants using level 3 inputs. Refer to Note 17.

As of December 31, 2015 and 2014, goodwill, property, plant and equipment, and purchased software were measured at fair value on a non-recurring basis using level 3 inputs, which resulted in impairment charges being recorded on certain assets. Refer to Notes 6, 10 and 11(b) for impairment detail.

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

For the years ended December 31, 2015, 2014 and 2013, approximately 63%, 32% and 31%, respectively of total inventory purchases were from five unrelated suppliers and four suppliers accounted for greater than 10% of total inventory purchases in 2015, and no single supplier accounted for greater than 10% of total inventory purchases in 2014 and 2013.

(k) Derivative liability - Warrants

The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is determined and re-assessed at the end of each reporting period, in accordance with FASB ASC Topic 815, “Derivatives and Hedging”. This guidance affects the accounting for warrants issued acquire the Company’s ordinary shares that contain provisions to protect holders from a decline in the stock price, referred to as down-round protection. Down-round provisions reduce the exercise price of a warrant if a company either issues equity shares for a price that is lower than the exercise price of the warrants, issues convertible instruments with a conversion price per equity share that is less than the exercise price of the warrants, or issues new warrants or options that have a lower exercise price. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then re-valued at each reporting date, with changes in the fair value reported as charges or credits to income. The Company generally uses a binomial or lattice model to value the warrants at inception and subsequent valuation dates. Derivative instrument liabilities are classified in the balance sheet as current or non-current based on whether or not net-cash settlement of the derivative instrument could be required within 12 months of the balance sheet date.

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

(r) Treasury Stock

The Company repurchases its ordinary shares from time to time in the open market and holds such shares as treasury stock. The Company applies the “cost method” and presents the cost to repurchase such shares as a reduction in equity. During the years ended December 31, 2015, 2014 and 2013, the Company repurchased total of 685,000, 76,368 and 641,080 ordinary shares, respectively.

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

During the years ended December 31, 2015, 2014 and 2014, the Company recognized approximately $102,000, $82,000 and $6.9 million, respectively of compensation expense.

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

The exchange rates adopted are as follows:

	December 31,	December 31,
	2015	2014
Year-end exchange rate	6.4893	6.1387
Average yearly exchange rate	6.2150	6.1425

The average yearly exchange rate adopted for the year ended December 31, 2013 was 6.1881.

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

(w) Discontinued Operations

“Presentation of Financial Statements (Topic 205) and Property, Plant and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity” was effective for the Company during the year ended December 31, 2015. The amendments contained in this update change the criteria for reporting discontinued operations and enhance the reporting requirements for discontinued operations. Under the revised standard, a discontinued operation must represent a strategic shift that has or will have a major effect on an entity’s operations and financial results. Examples could include a disposal of a major line of business, a major geographical area, a major equity method investment, or other major parts of an entity. The revised standard also allows an entity to have certain continuing cash flows or involvement with the component after the disposal. Additionally, the standard requires expanded disclosures about discontinued operations that will provide financial statement users with more information about the assets, liabilities, income, and expenses of discontinued operations. The Company accounted for the sale of Geo and Zhongtian during 2015 as a discontinued operation pursuant to this standard. Refer to Note 15 for additional details.

(x) Segment reporting

Segment information is consistent with how management reviews the businesses, makes investing and resource allocation decisions and assesses operating performance. Transfers and sales between reportable segments, if any, are recorded at cost.

The Company reports financial and operating information in the following two segments:

(a)

Cloud-based Technology (CBT) segment — The CBT segment is the Company’s current and future focus for corporate development. It includes the Company’s cloud-based products and services sold to private sectors including new media, healthcare, education, and residential community management. In this segment, the Company generates revenues from the sales of hardware and total solutions of hardware integrated hardware with proprietary software and content. Starting in the fourth quarter of 2014, the Company also began to generate additional revenue from monthly software licensing and Software-as-a Service (SaaS) fees.

(b)

Traditional Information Technology (TIT) segment —The TIT segment includes the Company’s project-based technology products and services sold to the public sector. The solutions the Company has sold primarily include Geographic Information Systems (GIS), Digital Public Security Technology (DPST), and Digital Hospital Information Systems (DHIS).In this segment, the Company generates revenues from sales of software and system integration services.

(y) Sales, use and other value-added taxes

Revenue is recorded net of applicable sales, use and value-added taxes.

(z) Recent Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update No. 2014-09 (ASU 2014-09) "Revenue from Contracts with Customers." ASU 2014-09 supersedes the revenue recognition requirements in "Revenue Recognition (Topic 605)", and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period, and is to be applied retrospectively. Early adoption is permitted to the effective date of December 31, 2016. The Company is currently in the process of evaluating the impact of the adoption of ASU 2014-09 on the consolidated financial statements.

In August 2014, the FASB issued new guidance which requires an entity to evaluate whether there are conditions or events, in the aggregate, that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued (or within one year after the financial statements are available to be issued when applicable), and to provide related footnote disclosures in certain circumstances. The new standard is effective for annual periods ending after December 15, 2016, and for annual and interim periods thereafter. Early application is permitted. The Company has not yet adopted this guidance and is currently evaluating the impact of the adoption of the new guidance on its consolidated financial statements.

In November 2015, the FASB issued ASU 2015-17, “Balance Sheet Classification of Deferred Taxes”. This guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. The guidance becomes effective for annual reporting periods beginning after December 15, 2016 with early adoption permitted. The Company applied this guidance to its current year ended December 31, 2015 consolidated financial statements and retroactively reclassified its balance sheet as of December 31, 2014. Adoption of this guidance had no material impact on the results of operations or financial position.

In July 2015, the FASB issued ASU No. 2015-11, “Inventory (Topic 330) Simplifying the Measurement of Inventory”, which changes the measurement from lower of cost or market to lower of cost and net realizable value. The guidance requires prospective application for reporting periods beginning after December 15, 2016 and permits adoption in an earlier period. The adoption of this ASU is not expected to have a material impact on the Company’s consolidated financial statements.

The Company has considered all other recently issued accounting pronouncements and does not believe that the adoption of such pronouncements will have a material impact on the consolidated financial statements.

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

For the years ended December 31, 2015, 2014 and 2013, net income of $ 308,473, net loss of $404,662, and net loss of $3,188,700 respectively, have been attributed to non-controlling interest from continuing operations in the consolidated statements of loss of the Company.

Government licenses, permits and certificates represent substantially all of the unrecognized revenue-producing assets held by the VIEs. Recognized revenue-producing assets held by the VIEs consist of property, plant and equipment, and intangible assets.

The VIE’s assets and liabilities were as follows for the years ended December 31, 2015 and 2014:

	December 31,	December 31,
	2015	2014
Current assets from discontinued operations	$13,272,186	$30,349,676
Total current assets	27,860,566	50,304,042
Property, plant and equipment	2,930,365	2,573,014
Intangible assets	2,431,599	3,418,735
Non-current assets from discontinued operations	-	31,255,179
Total assets	41,439,773	83,714,511
Intercompany payable to the WFOE	28,347,903	26,278,635
Current liabilities from discontinued operations	-	28,989,570
Total current liabilities	42,249,136	75,772,143
Non-current liabilities from discontinued operations	-	213,186
Total liabilities	42,249,136	75,985,329
Total equity	(809,363)	7,729,182

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

Components of basic and diluted loss per share were as follows for the years ended December 31, 2015, 2014 and 2013:

	2015	2014	2013
Net loss attributable to the Company	$(7,504,262)	$(29,231,347)	$(119,236,823)
Weighted average outstanding ordinary shares-Basic	34,483,100	30,601,209	27,356,504
Weighted average outstanding ordinary shares-Diluted	34,483,100	30,601,209	27,356,504

Loss per share:
Basic	$(0.22)	$(0.96)	$(4.36)
Diluted	$(0.22)	$(0.96)	$(4.36)

CONTINUING OPERATIONS	2015	2014	2013
Net loss attributable to the Company	$(9,003,233)	$(24,087,098)	$(118,511,760)
Weighted average outstanding ordinary shares-Basic	34,483,100	30,601,209	27,356,504
Weighted average outstanding ordinary shares-Diluted	34,483,100	30,601,209	27,356,504

Loss per share:
Basic	$(0.26)	$(0.79)	$(4.33)
Diluted	$(0.26)	$(0.79)	$(4.33)

DISCONTINUED OPERATIONS	2015	2014	2013
Net income (loss) attributable to the Company	$1,498,971	$(5,144,249)	$(725,063)
Weighted average outstanding ordinary shares-Basic	34,483,100	30,601,209	27,356,504
Weighted average outstanding ordinary shares-Diluted	35,382,895	30,601,209	27,356,504

Loss per share:
Basic	$0.04	$(0.17)	$(0.03)
Diluted	$0.04	$(0.17)	$(0.03)

Warrants for the purchase of 1,425,416, 200,000, and 200,000 shares were not included in the 2015, 2014 and 2013 calculations as their effect would have been anti-dilutive.

As the Company reported income from discontinued operations in 2015, 899,795 shares underlying 98,741 series B warrants (Note 17) were included in diluted calculation.

5. BUSINESS ACQUISITION

On October 14, 2014, the Company acquired 100% of the equity interests of Shenzhen Biznest Internet Technology Co., Ltd, or Biznest, for a total purchase price with a fair value of approximately $12.7 million. Approximately $7.5 million of the purchase price was paid in cash and approximately $0.7 million of the Company’s previously recorded accounts payable to the previous owner of Biznest were forgiven. Approximately $1.5 million of the cash payment was included in payables as of December 31, 2014, which was subsequently paid in February 2015. The balance of the purchase price was paid through the issuance of 1,543,455 ordinary shares of the Company valued at approximately $5.8 million.

The following table summarizes the purchase price allocation for Biznest and the amounts of the assets acquired and liabilities assumed which were based on their estimated fair values at the acquisition date:

Cash and cash equivalents	$67,506
Advances to suppliers	406,273
Other receivables	308,158
Property, plant, and equipment	2,478,165
Identifiable intangible assets	3,600,746
Goodwill	6,152,243
Accounts payable	(223,030)
Salary payable	(108,535)
Other payables	(9,493)
$12,672,033

The operating results of Biznest have been included in the Company’s consolidated financial statements since October 14, 2014, the acquisition date. Intangible assets represent software development costs with an estimated useful life of 5 years. Goodwill, which has been allocated to the Company’s CBT segment, is not expected to be deductible for tax purposes. Goodwill arising from the transaction is attributable primarily to expected operating synergies and assembled workforce of Biznest. See Note 6.

The following unaudited pro forma information shows the results of continuing operations for the years ended December 31, 2014 and 2013, as if the acquisition of Biznest had been completed at the beginning of the respective periods. The unaudited pro forma information is based on estimates and assumptions which management believes are reasonable. It is not necessarily indicative of the consolidated results in future periods or the results that would have been realized for 2014 and 2013.

For the year ended December 31, 2014

	Historical
			Pro Forma
	CNIT	Biznest	Adjustments	Pro Forma

Revenue	$38,634,747	$2,457,139	$(2,457,139)	$38,634,747
(Loss) income from operations-continuing operations	(29,091,319)	210,619	(780,619)	(29,661,319)
Net (loss)income-continuing operations	(24,087,098)	211,526	(780,619)	(24,656,191)
Weighted Average Number of Shares:
Basic and Diluted-continuing operations	30,601,209		1,234,764	31,835,973

Loss per share
Basic and Diluted-continuing operations	(0.79)			(0.78)

For the year ended December 31, 2013

	Historical
			Pro Forma
	CNIT	Biznest	Adjustments	Pro Forma

Revenue	$55,419,831	$168,670	$(168,670)	$55,419,831
(Loss) income from operations-continuing operations	(119,969,315)	(746,529)	26,529	(120,689,315)
Net (loss) income –continuing operations	(118,511,760)	(746,519)	26,529	(119,231,750)
Weighted Average Number of Shares:
Basic and Diluted-continuing operations	27,356,504		1,543,455	28,899,959

Loss per share
Basic and Diluted-continuing operations	(4.33)			(4.13)

The pro forma adjustments represent the amortization of the intangible assets and the depreciation of property, plant and equipment arising upon the acquisition of Biznest, as well as the elimination of Biznest’s revenue and loss (income) from operations, as the Company was Biznest’s only customer.

6. GOODWILL

Goodwill by segment at December 31, 2015 and 2014 is as follows:

	December 31,		Exchange rate		December 31,
	2014	Transfer	adjustment	Impairment	2015
CBT Segment	$9,210,122	$(3,057,879)	$(332,350)	$(1,066,439)	$4,753,454
TIT Segment	2,908,695	3,057,879	1,885,414	(7,851,988)	-
Total	$12,118,817	$-	$1,553,064	$(8,918,427)	$4,753,454

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

Based on the impairment test performed in 2015, step one of the test results indicated that the carrying amount of the TIT and CBT segments exceeded their fair value, and therefore an impairment of goodwill was probable. Management then determined the implied fair value of goodwill for the TIT and CBT segments. As a result, the Company recognized a goodwill impairment loss of $7.85 million and $1.07 million in the TIT and CBT segment in 2015, respectively.

Based on the impairment test performed in 2014, step one of the test results indicated that the carrying amount of the TIT segment exceeded its fair value, and therefore an impairment of goodwill was probable. Management then determined the implied fair value of goodwill for the TIT segment. As a result, the Company recognized a goodwill impairment loss of $4.68 million in the TIT segment in 2014.

7. RELATED PARTY BALANCES AND TRANSACTIONS

(a) Related party balances

As of December 31, 2015 and 2014, amounts due from/to related parties consist of:

	December 31,	December 31,
	2015	2014
Due to related party
- Shareholder	$154,331	$864,327

Due to related party

The balance due to shareholder represents the balance of $141,972 and $851,262 personal loans from Mr. Lin, and $12,359 and $13,065 of payables due to Mr. Zhixiong Huang, Chief Operating Officer of the Company as of December 31, 2015 and 2014, respectively. The advance from Mr. Lin is due on December 26, 2016 with interest free and the advance from Mr.Zhixiong Huang is interest free and is not expected to be paid in 2016.

(b) Rental expenses - related party

iASPEC and Bocom lease office spaces in a building personally owned by Mr. Lin. Consequently, the Company paid Mr. Lin approximately $170,000, $263,915 and $153,101 of rental expenses during the years ended December 31, 2015, 2014 and 2013, respectively.

Zhongtian leases office space in a building personally owned by Mr. Lin. Consequently, the Company paid Mr. Lin approximately $ 160,166, $ 67,114 and $ 90,314 of rental expenses during the years ended December 31, 2015, 2014 and 2013, respectively. These amounts are included within discontinued operations.

8. INVENTORIES

As of December 31, 2015 and 2014, inventories consist of:

	December 31,	December 31,
	2015	2014
Raw materials	$100,880	$561,371
Work in Process	43,746	125,483
Finished goods	302,729	890,138
Installations in process	1,693,738	2,382,039
Balance at December 31, 2015	$2,141,093	$3,959,031

As of December, 31, 2015, 2014 and 2013, impairment for obsolete inventories was approximately $275,000, $3,808,000 and $882,000, respectively. Impairment charges on inventories are included with general and administrative expenses.

9. ASSETS HELD FOR SALE

Assets held for sale are reported at the lower of the carrying amount or fair value less costs to sell. Depreciation expense is not recognized on assets held for sale. In November 2014, the Company signed an agreement to sell the following assets to an unrelated third party for RMB375.0 million (approximately US$61.2 million):

December 31,
2014
Property, plant and equipment	$20,430,446
Land use rights, net	12,871,988
Total	33,302,434
Less: current portion	(13,032,000)
Noncurrent portion	$20,270,434

As of December 31, 2014, the Company had received a $13.03 million deposit under the agreement which is classified on the balance sheet as a deposit for assets held for sale as of December 31, 2014. In September 2015, the Company completed the sale and title transferred to the buyer upon payment in full of all amounts due under the contract. The Company recorded a pre-tax gain on the sale of $30 million.

10. PROPERTY, PLANT AND EQUIPMENT

As of December 31, 2015 and 2014, property, plant and equipment consist of:

	December 31,
	2015	2014
Office buildings	$580,863	$5,259,585
Plant and machinery	724,948	-
Electronic equipment, furniture and fixtures	16,318,202	12,027,525
Motor vehicles	817,725	1,221,681
Purchased software	3,179,938	2,940,349
	21,621,676	21,449,140
Less: accumulated depreciation	(13,248,715)	(12,527,743)
	$8,372,961	$8,921,397

Depreciation expense for the years ended December 31, 2015, 2014 and 2013 was approximately $1.67 million, $2.14 million and $7.84 million, respectively.

Management regularly evaluates property, plant and equipment for impairment if an event occurs or circumstances change that would potentially indicate that the carrying value of the property, plant and equipment and exceeded its fair value. Management utilizes the discounted cash flow method to estimate the fair value of the property, plant and equipment.

Based on the discounted cash flow method, management determined that approximately $4.62 million, $0.83 million and $29.98 million of property, plant and equipment were impaired during the years ended December 31, 2015, 2014 and 2013.

11. LAND USE RIGHTS AND INTANGIBLE ASSETS

(a) Deposits for purchase of land use rights

As of December 31, 2015 and 2014, deposits for the purchase of land use rights represent deposits for purchase of land use rights in Dongguan City of approximately $14.02 million (RMB90.76 million) and $14.80 million (RMB90.76million) by IST, respectively.

(b) Intangible assets

As of December 31, 2015 and 2014, intangible assets consist of:

	December 31,	December 31
	2015	2014
Software development costs	$4,328,566	$4,575,753
Trademarks	946,421	932,765
Sub-Total	5,274,987	5,508,518
Less: accumulated amortization	(2,744,884)	(2,014,504)
Intangible assets, net	$2,530,103	$3,494,014

Amortization expense for the years ended December 31, 2015, 2014 and 2013 was approximately $0.88 million, $0.92 million and $1.23 million, respectively.

Based on the discounted cash flow method, management determined approximately $0 million, $2.33 and $2.01 million of intangible assets was impaired during the years ended December 31, 2015, 2014 and 2013.

Estimated amortization for the next five years is as follows:

2016	$864,813
2017	854,204
2018	747,570
2019	61,910
2020	1,606
Total	$2,530,103

12. BANK LOANS

(a) Short-term bank loans

	December 31,	December 31,
	2015	2014
Secured short-term loans	$15,058,189	$51,726,194
Add: amounts due within one year under long-term loan contracts	214,797	97,675
Total short-term bank loans	$15,272,986	$51,823,869

(1) Detailed information of secured short-term loan balances as of December 31, 2015 and 2014 were as follows:

	December 31,	December 31,
	2015	2014
Secured by IST, iASPEC, Mr. Lin and collateralized by plants	$-	$32,580,000
Guaranteed by ISIOT	2,311,500	5,701,500
Guaranteed by iASPEC and Mr. Lin	-	4,048,912
Collateralized by land and office buildings and guaranteed by IST	-	3,258,000
Secured by iASPEC’s trade receivables	-	1,629,000
Collateralized by land and office buildings and guaranteed by iASPEC and ISIOT	-	2,443,500
Guaranteed by High-tech Investment Company(i)	-	814,500
Guaranteed by High-tech Investment Company and Mr. Lin(i)	-	741,195
Guaranteed by CNIT and IST	-	372,422
Guaranteed by ISIOT and Mr. Lin	3,082,000	-
Guaranteed by IST and Mr. Lin	3,837,089	-
Guaranteed by IASEPC, ISIOT and Mr. Lin	5,827,600	-
Secured by Bocom’s trade receivables and guaranteed by the Company	-	137,165
Total	$15,058,189	$51,726,194

(i) High-tech Investment Company is a third party.

(b) Long-term bank loans

	December 31,	December 31,
	2015	2014
Secured long-term loans	$214,797	$312,305
Less: amounts due within one year under long-term loan contracts	(214,797)	(97,675)
Total long-term bank loans	$-	$214,630

As of December 31, 2015, the Company had short-term bank loans of $15.06 million, among which $3.08 million was repaid by the Company in March 2016, and the remaining $11.98 million matures on various dates from July 14, 2016 to December 2, 2016. The short-term bank loans can be extended for another year by the bank without additional charges to the Company upon maturity. In addition, the long-term loan of $0.2 million was fully paid in February 2016, and as a result, the Company reclassified it under short-term loans in the December 31, 2015 consolidated balance sheet. The bank borrowings are in the form of credit facilities. Amounts available to the Company from the banks are based on the amount of collateral pledged or the amount guaranteed by the Company’s subsidiaries. These borrowings bear interest rates ranging from 1.8% to 7.8% per annum. The weighted average interest rate on short term debt is approximately 6.74%, 7.74% and 7.05% for the years ended December 31, 2015, 2014 and 2013, respectively.

13. BILLS PAYABLE

The Company has $10.71 million and $29.87 million of total available borrowing facilities for bills payable with various banks as of December 31, 2015 and 2014, of which $9.39 million and $6.14 million were unutilized as of December 31, 2015 and 2014, respectively. The funds borrowed under these facilities are generally repayable within 1 year. Bills payable are non-interest bearing and generally repaid within 1 year.

14. INCOME TAXES

Pre-tax income (loss) from continuing operations for the years ended December 31, 2015, 2014 and 2013 was taxable in the following jurisdictions:

	2015	2014	2013
PRC	$3,397,483	$(27,612,320)	$(112,313,262)
Others	(7,787,215)	(1,478,999)	(7,656,053)
Total income (loss) before income taxes	$(4,389,732)	$(29,091,319)	$(119,969,315)

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

Hong Kong

Under the current laws of Hong Kong, ISSI, ISSID and HPC are subject to a profit tax of 16.5% .

PRC

Income tax (benefit) expense from continuing operations consists of the following:

	2015	2014	2013
Current taxes	$543,944	$4,204	$(105,440)
Deferred taxes	3,761,084	(4,603,763)	1,836,585
Income tax expense (benefit)	$4,305,028	$(4,599,559)	$1,731,145

Income tax expense recorded in 2015 primarily relates to the utilization of deferred tax assets relating to net operating loss carry forwards offset with taxable income recorded relating to the sale of assets held for sale discussed in Note 9.

	2015	2014	2013
PRC statutory tax rate	25%	25%	25%
Computed expected income tax (benefit) expense	$(1,097,433)	$(7,272,830)	$(29,992,329)
Tax rate differential benefit from tax holiday	(1,771,273)	1,753,640	11,616,499
Permanent differences	6,039,892	1,471,243	6,557,923
Increase (decrease) in valuation allowance	601,779	(914,667)	11,622,164
Non-deductible tax loss	532,063	363,055	1,914,013
Other differences	-	-	12,875
Income tax (benefit) expense	$4,305,028	$(4,599,559)	$1,731,145

The significant components of deferred tax assets and deferred tax liabilities were as follows as of December 31, 2015 and December 31, 2014:

	December 31, 2015		December 31, 2014
	Deferred	Deferred	Deferred	Deferred
	Tax	Tax	Tax	Tax
	Assets	Liabilities	Assets	Liabilities
Allowance for doubtful accounts	$1,810,234	$-	$908,528	$-
Loss carry-forwards	631,424	-	3,852,864	-
Fixed assets	111,803	(221,530)	132,164	(129,317)
Inventory valuation	1,323,187	-	1,163,733	-
Salary payable	16,618	-	31,959	-
Intangible assets	128,183	135,198	20,133	62,366
Gross deferred tax assets and liabilities	4,021,449	(86,332)	6,109,381	(66,951)

Valuation allowance	(3,561,212)	-	(1,839,339)	-

Total deferred tax assets and liabilities	$460,237	$(86,332)	$4,270,042	$(66,951)

The Company has net operating loss carry forwards totaling RMB 30 million ($4.68 million) as of December 31, 2015, substantially all of which were from PRC subsidiaries and will expire on various dates through December 31, 2020.

iASPEC, ISIOT, IST,IST DG and Topcloud are all governed by the Income Tax Laws of the PRC, and are approved as high-technology enterprises subject to PRC enterprise income tax (“EIT”) at 15%, while Biznest are subject at 12.5% EIT.

As a wholly-owned foreign investment enterprise, IST is entitled to enjoy a two-year tax exemption, followed by a 50% exemption for three years thereafter as approved by PRC tax authorities. Under the EIT Law, companies that were previously exempt from taxes or that had concessional rates are to retain their preferences until the original expiration date. IST was subject to PRC EIT at 12% in 2011. EIT exemptions claimed by IST may become payable if IST were to dissolve within the next 10 years. However, management believes that the PRC tax authorities will not request payment of any such amounts. IST had a 15% tax rate in 2013, 2014 and 2015.

The Company recognizes that virtually all tax positions in the PRC are not free of some degree of uncertainty due to tax law and policy changes by the State. However, the Company cannot reasonably quantify political risk factors and thus must depend on guidance issued by current State officials.

Based on all known facts and circumstances and current tax law, the Company has recorded $433,000 and $0 of unrecognized tax benefits as of December 31, 2015 and 2014, respectively. The Company believes that the total amount of unrecognized tax benefits as of December 31, 2015, if recognized, would not have a material effect on its effective tax rate. The Company further believes that there are no tax positions for which it is reasonably possible, based on current Chinese tax law and policy, that the unrecognized tax benefits will significantly increase or decrease over the next 12 months producing, individually or in the aggregate, a material effect on the Company’s results of operations, financial condition or cash flows.

The Company’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. Any accrued interest or penalties associated with any unrecognized tax benefits was not significant for the years ended 2015, 2014 and 2013.

Since the Company intends to reinvest its earnings to further expand its businesses in the PRC, the PRC subsidiaries do not intend to declare dividends to their parent companies in the foreseeable future. The Company’s foreign subsidiaries are in a cumulative deficit position. Accordingly, the Company has not recorded any deferred taxes on the cumulative amount of any undistributed deficit earnings. It is impractical to calculate the tax effect of the deficit at this time.

15. DISCONTINUED OPERATIONS

In 2015, the Company disposed of two of iASPEC’s subsidiaries (Zhongtian and Geo) by sale of equity ownership to third parties. As a result, the operations of Zhongtian and Geo are reflected within “discontinued operations” in the Company’s consolidated statements of operations for all periods presented.

The significant items included within discontinued operations are as follows:

	Year Ended December 31,
	2015	2014	2013
Revenue	$24,904,321	$29,522,952	$20,725,553
Cost of revenue	15,040,537	17,541,786	13,003,077
Total operating expenses	9,856,344	18,031,318	8,883,686
Operating income (loss) from discontinued operations	7,440	(6,050,152)	(1,161,210)
Net gain on sale of Geo and Zhongtian	3,699,088	-	-
Other (loss) income	(2,038,675)	1,000,272	821,043
Income (loss) from discontinued operations before income taxes	1,667,853	(5,049,880)	(340,167)
Provision for income taxes	(168,882)	(210,658)	(165,400)
Income (loss) from discontinued operations, net of income taxes	$1,498,971	$(5,260,538)	$(505,567)

Assets and liabilities of discontinued operations included within the Consolidated Balance Sheets are comprised of the following:

	December 31,
	2015	2014
Cash and cash equivalents	$-	$4,499,343
Restricted cash	-	780,328
Accounts receivable, net of allowance for doubtful accounts	-	17,027,082
Advances to suppliers	-	2,426,697
Amounts due from related parties	-	109,406
Inventories	-	1,459,415
Other receivables and prepaid expenses	13,272,186	4,047,405
Current assets of discontinued operations	$13,272,186	$30,349,676

Long-term investments	-	2,648,378
Property, plant and equipment, net	-	3,881,787
Intangibles and other assets, net	-	11,965,326
Goodwill	-	12,014,413
Deferred tax assets	-	745,275
Non-current assets of discontinued operations	$-	$31,255,179

Short-term bank loans	-	10,860,974
Accounts payable	-	11,370,469
Bills payable	-	495,444
Advances from customers	-	1,570,911
Accrued payroll and benefits	-	2,078,685
Other payables and accrued expenses	-	2,237,657
Income tax payable	-	375,430
Current liabilities of discontinued operations	$-	$28,989,570

Deferred tax liabilities	-	213,186
Non-current liabilities of discontinued operations	$-	$213,186

Included within other receivables at December 31, 2015 is $13.27 million due from the sale of Zhongtian and Geo. Of this amount, the Company has received $13.02 million through April 21, 2016.

16. OTHER CURRENT (NON-CURRENT) ASSETS

(a) As of December 31, 2015 and 2014, other currents assets consist of:

	December 31,	December 31
	2015	2014
Advances to unrelated third-parties	$7,412,911	$7,963,454
Advances to employees	375,253	2,089,332
Installation contract deposits	67,722	315,400
Other current assets	257,975	405,124
	$8,113,861	$10,773,310

(b) As of December 31, 2015 and 2014, other non-currents assets consist of:

	December 31,	December 31
	2015	2014
Advances to unrelated third-parties	$2,065,000	-

The advances to unrelated parties are non-interest bearing. As of April 25, 2016, approximately $1.11 million of these advances were collected.

Installation contract deposits are made from time-to-time by the Company to demonstrate capital and resources in connection with bidding on certain projects. Such amounts are refundable upon the grant of the contract.

17. WARRANTS LIABILITY

In May 2015, in connection with the closing of an equity offering in which the Company issued 2,102,484 ordinary shares at a price of $6.44 per share, the Company also issued Series A and Series B warrants to purchase an aggregate of 1,576,863 ordinary shares of the Company.

Series A warrants

Series A warrants were issued in connection with the equity offering to purchase an aggregate of 525,621 ordinary shares at an exercise price of $7.73 per share. The Series A warrants have a term of three years and are exercisable by the holders at any time after the date of issuance before the expiration date. A holder of the Series A warrants has the right to exercise its warrants on a cashless basis if a registration statement or prospectus is not available for the issuance of the ordinary shares issuable upon exercise of the warrants. None of the Series A warrants have been exercised.

Series B warrants

Series B warrants were issued in connection with the offering to purchase an aggregate of 1,051,242 ordinary shares at an exercise price of $7.09 per share. The Series B warrants are exercisable by the holders at any time after the date of issuance, and expire six months after the date on which they are first exercisable. A holder of the Series B warrants also has the right to exercise its warrants on a cashless basis if a registration statement or prospectus is not available for the issuance of the ordinary shares issuable upon exercise of the warrants. In addition, commencing on the 40th day after the issuance date of the Series B warrants, holders may exercise the Series B warrants in whole or in part and, in lieu of making cash payment upon such exercise and in lieu of making a cashless exercise, elect to receive upon such exercise the net number of ordinary shares determined according the formula specified in the Series B warrant agreement; provided, that if the applicable market price of the ordinary shares is less than $4.00 (as adjusted for share splits, share distributions, recapitalizations or similar events) and the Company has previously delivered a Net Cash Settlement Notice (as defined in the Series B warrant agreement) to the holder that has not been withdrawn, then the Company will pay the holder a certain amount in cash in addition to such number of ordinary shares, in each case according to a formula specified in the Series B warrant agreement. Subsequent to the issuance of the Series B warrants, the Company extended the expiration date of the Series B warrants through March 15, 2016. A total of 952,501 Series B warrants were exercised in exchange for 5,613,130 ordinary shares in 2015 and 98,741 Series B warrants were exercised in exchange for 899,795 ordinary shares subsequent to December 31, 2015 and no Series B warrants remain outstanding as of the current date.

Both the Series A and Series B warrants contain down-round protection upon the issuance of any ordinary shares, securities convertible into ordinary shares or certain other issuances at a price below the then-existing exercise price of the warrants, with certain exceptions. In addition, the Series B warrants contain provisions that could require cash payments to the holders of the warrants or payment in additional ordinary shares. Therefore, the Company's Series A and Series B warrants are classified as liabilities.

The Company recognizes the warrants liability at their respective fair values at inception and on each reporting date. The Company utilized a binomial option pricing model (“BOPM”) and a Monte-Carlo simulation to develop its assumptions for determining the fair value of the warrants. Changes in the fair value of the derivative warrant liabilities and key assumptions at the issue date and each reporting date are as follows:

	Series A	Series B
	Warrants	Warrants	Total
Balance at December 31, 2014	$-	$-	$-
Fair value at warrants liability at issuance date	1,075,500	3,907,194	4,982,694
Exercise of warrants and resulting reclassification to equity at fair value	-	(8,941,489)	(8,941,489)
Cash paid to warrant holders	-	(542,806)	(542,806)
Adjustment resulting from the change in the fair value for the reporting period	(918,969)	6,576,956	5,657,987

Balance at December 31, 2015	$156,531	$999,855	$1,156,386

	Series A	Series B
	Warrants	Warrants
December 31, 2015:
Annual volatility	89.55%	150.85
Risk-free rate	1.268%	0.56%
Dividend rate	0.00%	0.00%
Contractual term	2.4years	0.2years
Closing price of ordinary shares	$1.68	$1.68
Conversion/exercise price	$7.73	$7.09
Origination:
Annual volatility	88%	92%
Risk-free rate	1%	0.09%
Dividend rate	0.00%	0.00%
Contractual term	3 years	0.5years
Closing price of ordinary shares	$3.85	$3.85
Conversion/exercise price	$7.73	$7.09

The warrants liability is considered a Level 3 liability on the fair value hierarchy as the determination of fair values includes various assumptions about future activities, stock price, and historical volatility inputs. Significant unobservable inputs for the Level 3 warrants liability include (1) the estimated probability of the occurrence of a down round financing during the term over which the related warrants are exercisable, (2) the estimated magnitude of the down round and (3) the estimated magnitude of any net cash fractional share settlement.

18. OTHER PAYABLES AND ACCRUED EXPENSES

As of December 31, 2015 and 2014, other payables and accrued expenses consist of:

	December 31,	December 31
	2015	2014
Advances from unrelated third-parties	$1,889,818	$3,174,701
Biznest acquisition payable	-	1,548,202
Tax (Other than income tax) payable	1,202,185	854,801
Unrecognized tax benefits	433,000	-
Repurchase common stock payable	392,771	-
Amount due to employees	249,895	681,352
Other current liabilities	402,629	693,901
	$4,570,298	$6,952,957

19. RESERVE AND DISTRIBUTION OF PROFIT

In accordance with relevant PRC regulations and the Articles of Association of our PRC subsidiaries, our PRC subsidiaries are required to allocate at least 10% of their annual after-tax profits determined in accordance with PRC statutory financial statements to a statutory general reserve fund until the amounts in said fund reaches 50% of their registered capital. As of December 31, 2015, the balance of general reserve is $13.81 million.

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

20. EQUITY

(a) Issuance of new shares

In 2015, the Company issued a total of 2,102,484 ordinary shares to certain institutional investors at the price of $6.44 per share. Gross proceeds from the offering were approximately $13.54 million. The Company paid a total of $0.75 million in placement agency fees, legal fees and other related expenses, resulting in $12.79 million net proceeds received by the Company. In addition to the ordinary shares issued, the Company issued warrants to purchase and aggregate of 1,576,863 ordinary shares of the Company. Refer to Note 17 above.

(b) Repurchase of common shares

On October 4, 2013, the Company announced a $9 million share repurchase program. Repurchases may be in open-market transactions or through privately negotiated transactions. The timing and extent of any purchases will depend upon market conditions, the trading price of the Company’s ordinary shares and other factors, and are subject to the restrictions relating to volume, price and timing under applicable laws, including but not limited to, Rule 10b-18 promulgated under the Securities Exchange Act of 1934, as amended. The Company’s Board of Directors will review the share repurchase program periodically, and may authorize adjustment of its terms and size accordingly. During the years ended December 31, 2015, 2014 and 2013, a total of 685,000, 76,368 and 641,080 ordinary shares of the Company were repurchased in accordance with the program at a cost of $2,827,500, $486,316 and $3,803,684, respectively.

(c) Stock-based compensation

On September 11, 2013, the Board of Directors of the Company adopted the 2013 Equity Incentive Plan, or the 2013 Plan, pursuant to which the Company may offer up to five million ordinary shares as equity incentives to its directors, employees and consultants. Such number of shares is subject to adjustment in the event of certain reorganizations, mergers, combinations, recapitalizations, stock splits, stock dividends, or other change in the corporate structure of the Company affecting the shares issuable under the 2013 Plan. As of December 31, 2015, the Company had issued 4.41 million shares of restricted stock to our officers and employees under the 2013 Plan.

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

For the purpose of acquiring the shares from the Company, certain employees have entered into loan contracts with local banks. The Company has agreed to guarantee the employee’s repayment of these bank loans in the event of a default. Of the 3,000,000 shares issued to employees, a total of 725,000 shares were purchased from the Company using proceeds from these guaranteed bank loans. In December 2014, the Company loaned a total of $1.47 million to these employees in order to for them to repay their respective bank loans. Since the Company has guaranteed these loans, the Company classified $2.175 million, of the total proceeds received as “temporary equity” in the accompanying balance sheet. In May 2015, the liability of these employees to the Company was repaid through either selling a certain numbers of their shares back to the Company or through repayment of cash to the Company. As a result, during 2015 and 2014, $1.065 million and $0.75 million, respectively, was reclassified to “permanent equity”.

On April 30, 2014, the Company granted eligible employees a total of 920,757 restricted shares as compensation under the 2013 Equity Incentive Plan. The fair value of these shares was approximately $3.76 million at the date of the grant, based on the quoted market price. The employees paid the Company approximately $3.68 million in cash, resulting in approximately $0.08 million being recorded as the compensation for services provided in 2014.

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

On June 25, 2014, the Company issued 50,000 restricted shares as payable in a lump sum for one year consulting fee from June 2014 to June 2015. The fair value of these shares was approximately $206,000 at the date of the grant, based on the quoted market price of the Company’s ordinary shares, resulting in approximately $120,000 being recorded as consulting expense in 2014, and approximately $86,000 being recorded as prepaid expenses as of December 31, 2014 which was fully amortized in 2015.

In 2015, the Company granted eligible employees a total of 51,875 shares of the Company’s common stock under the Company’s Equity Incentive Plan as compensation. The fair value of these shares was approximately $102,000, based on the quoted market price, as the compensation was for services provided in 2015.

In 2015, the Company issued 5,000 restricted shares of ordinary shares in exchange for a consulting fee. The fair value of these shares was approximately $13,000 at the date of the grant, based on the quoted market price of the Company’s ordinary shares, resulting in approximately $13,000 being recorded as consulting fee in 2015.

21. CONSOLIDATED SEGMENT DATA

Segment information is consistent with how management reviews the businesses, makes investing and resource allocation decisions and assesses operating performance. Transfers and sales between reportable segments, if any, are recorded at cost.

Selected information by segment is presented in the following tables for the years ended December 31, 2015, 2014 and 2013.

	2015	2014	2013
Revenues(1)
TIT Segment	$2,970,952	$13,024,506	$7,699,309
CBT Segment	7,313,916	25,610,241	47,720,522
	$10,284,868	$38,634,747	$55,419,831

(1) Revenues by operating segments exclude intercompany transactions.

	2015	2014	2013
Loss from operations:
TIT Segment	$(2,593,743)	$(7,675,174)	$(72,465,226)
CBT Segment	(22,238,917)	(14,876,016)	(45,416,341)
Corporate and others(2)	(2,130,697)	(1,358,023)	(333,801)
Loss from operations	(26,963,357)	(23,909,213)	(118,215,368)
Corporate other (expenses) income, net	31,271,674	268,543	2,732,946
Corporate interest income	76,716	408,121	447,586
Corporate interest expense	(3,116,777)	(5,858,770)	(4,934,479)
Corporate warrant expense	(5,657,988)	-	-
Loss from continuing operations before income taxes	(4,389,732)	(29,091,319)	(119,969,315)

Income tax benefit (expense)	(4,305,028)	4,599,559	(1,731,145)

Loss from continuing operations	(8,694,760)	(24,491,760)	(121,700,460)
Income (loss) from discontinued operations, net of taxes	1,498,971	(5,260,538)	(505,567)
Net loss	(7,195,789)	(29,752,298)	(122,206,027)

Net loss attributable to the non-controlling interest	(308,473)	520,951	2,969,204
Net loss attributable to the Company	$(7,504,262)	$(29,231,347)	$(119,236,823)

(2) Includes non-cash compensation, professional fees and consultancy fees for the Company.

Non-cash employee compensation by segment as of December 31, 2015, 2014 and 2013 are as follows:

	2015	2014	2013
Non-cash employee compensation:
TIT Segment	$-	$81,615	$575,000
CBT Segment	-	-	6,325,000
Corporate and others	102,282	-	-
	$102,282	$81,615	$6,900,000

Depreciation and amortization by segment for the years ended December 31, 2015, 2014 and 2013 are as follows:

	2015	2014	2013
Depreciation and amortization:
TIT Segment	$90,379	$420,556	$3,492,732
CBT Segment	2,332,037	2,513,790	5,470,520
Corporate and others	119,078	119,078	104,165
	$2,541,494	$3,053,424	$9,067,417

	2015	2014	2013
Provisions for losses on accounts receivable:
TIT Segment	$910,824	$3,102,627	$36,383,487
CBT Segment	1,748,675	3,287,604	30,655,158
Corporate and others	-	8,232	-
	$2,659,499	$6,398,463	$67,038,645

	2015	2014	2013
Inventory (recovery) provision:
TIT Segment	$226,943	$308,683	$(51,509)
CBT Segment	47,720	3,499,624	933,425
	$274,663	$3,808,307	$881,916

	2015	2014	2013
Impairment of intangible assets and goodwill
TIT Segment	$7,851,987	$4,685,843	$-
CBT Segment	1,066,440	2,329,884	2,008,249
	$8,918,427	$7,015,727	$2,008,249

	2015	2014	2013
Impairment of property, plant and equipment
TIT Segment	$-	$-	$14,024,289
CBT Segment	4,616,679	827,319	15,952,701
	$4,616,679	$827,319	$29,976,990

Total assets by segment as at December 31, 2015, 2014 and 2013 are as follows:

	2015	2014
Total assets
TIT Segment	$19,803,442	$30,120,023
CBT Segment	32,651,184	86,444,794
Corporate and others	364,892	1,236,137
Assets from discontinued operations	13,272,186	61,604,855
	$66,091,704	$179,405,809

22. COMMITMENTS AND CONTINGENCIES

iASPEC and Bocom lease offices, employee dormitories and factory space in Shenzhen in the PRC, under lease agreements that will expire on various dates through December 2017. For the years ended December 31, 2015, 2014 and 2013, the rental expense was approximately $219,000, $282,000 and $202,000, respectively. Future minimum lease payments under these lease agreements are as follows:

2016	$108,720
2017	71,150
Total	$179,870

On July 9, 2010, the Company entered into an agreement with the municipal government of Dongguan City, to purchase a land use right for a piece of land of 101,764 square meters at a consideration of approximately $23.68 million (RMB 153.6 million) to be paid in cash in installments. As of December 31, 2015, the Company has paid deposits of approximately $14.00 million (RMB90.20 million), net of refunds received to date.

22. CONCENTRATIONS

For the years ended December 31, 2015, 2014 and 2013, no customer accounted for greater than 10% revenue. However, for the year ended December 31, 2015, 2014 and 2013, 21%, 17% and 21%, respectively, of the Company’s revenues from continuing operations were derived from its five largest customers.

At December 31, 2015, accounts receivables were due from 480 customers. Of these, two customers accounted for over 10% of the total accounts receivable. At December 31, 2014, accounts receivable were due from 370 customers and one customer accounted for over 10% of the total accounts receivable.

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
4.10

English Translation of Form of Employee Incentive Stock Purchase Agreement (incorporated by reference to Exhibit 4.1 to the Registration Report on Form 6-K furnished by the registrant on September 27, 2013)

4.11	China Information Technology, Inc. 2013 Equity Incentive Plan (incorporated by reference to Exhibit 4.1 to the Registration Report on Form 6-K furnished by the registrant on September 17, 2013)
4.12

Equity Transfer Agreement, dated September 16, 2014, by and among the Company, iASPEC and Shenzhen Yunchao Software Internet Co. Ltd. (incorporated by reference to Exhibit 4.1 to the Report on Form 6-K furnished by the registrant on September 23, 2014)

4.13	Form of Warrant (incorporated by reference to Exhibit 4.1 to the Report on Form 6-K furnished by the registrant on May 21, 2015)
4.14

Form of Purchase Agreement, dated May 20, 2015, between the Company and the Investors named therein (incorporated by reference to Exhibit 10.1 to the Report on Form 6-K furnished by the registrant on May 21, 2015)

4.15

Placement Agency Agreement, dated May 7, 2015, between the Company and FT Global Capital, Inc. (incorporated by reference to Exhibit 10.2 to the Report on Form 6-K furnished by the registrant on May 21, 2015)

4.16	Form of Standstill Agreement between the Company and the Holder named therein (incorporated by reference to Exhibit 4.1 to the Report on Form 6-K furnished by the registrant on September 24, 2015)
4.17	Form of Standstill Agreement between the Company and the Holder named therein (incorporated by reference to Exhibit 4.1 to the Report on Form 6-K furnished by the registrant on October 7, 2015)

Exhibit No.	Description
8.1*	List of the registrant’s subsidiaries
11.1	Amended and Restated Code of Ethics, adopted on December 25, 2007 (incorporated by reference to Exhibit 14 to the Annual Report on Form 10-K filed by CITN on March 31, 2008)
12.1*	Certifications of Chief Executive Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)
12.2*	Certifications of Chief Financial Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)
13.1*	Certifications of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certifications of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent from GHP Horwath, P.C., Independent Registered Public Accounting Firm.
101*	Interactive data files pursuant to Rule 405 of Regulation S-T

_________________________

*Filed herewith.