Form 20-F
period 2016-12-31
China Information Technology, Inc.
filed 2017-04-28
CIK 1552670

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE

For the fiscal year ended December 31, 2016

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
21st Floor, Everbright Bank Building
Zhuzilin, Futian District
Shenzhen, Guangdong 518040
People’s Republic of China
Tel: +86-755-88319888
Fax: + 86-755-83709333
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
Ordinary Shares, $0.01 par value	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2016): 40,231,159 ordinary shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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
Yes [ ]      No [X]

Annual Report on Form 20-F
Year Ended December 31, 2016

i

C. Interests of Experts and Counsel		58
ITEM 8.	FINANCIAL INFORMATION	59
A. Consolidated Statements and Other Financial Information		59
B. Significant Changes		59
ITEM 9.	THE OFFER AND LISTING	59
A. Offer and Listing Details		59
B. Plan of Distribution		60
C. Markets		60
D. Selling Shareholders		60
E. Dilution		60
F. Expenses of the Issue		60
ITEM 10.	ADDITIONAL INFORMATION	60
A. Share Capital		60
B. Memorandum and Articles of Association		60
C. Material Contracts		65
D. Exchange Controls		65
E. Taxation		71
F. Dividends and Paying Agents		71
G. Statement by Experts		71
H. Documents on Display		71
I. Subsidiary Information		71
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK .	71
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	72
A. Debt Securities		72
B. Warrants and Rights		72
C. Other Securities		72
D. American Depositary Shares		72
PART II		73
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	73
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITIES HOLDERS AND USE OF PROCEEDS
ITEM 15.	CONTROLS AND PROCEDURES	73
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT	74
ITEM 16B.	CODE OF ETHICS	74
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	74
ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	75

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT	75
ITEM 16G.	CORPORATE GOVERNANCE	75
PART III		77
ITEM 17.	FINANCIAL STATEMENTS	77

ii

ITEM 18.	FINANCIAL STATEMENTS	77
ITEM 19.	EXHIBITS	77

iii

INTRODUCTORY NOTES

Use of Certain Defined Terms

Except as otherwise indicated by the context and for the purposes of this report only, references in this report to:

•	“CNIT,” “we,” “us,” “our” and the “Company” are to the combined business of China Information Technology, Inc., its subsidiaries and other consolidated entities;

•	“CITH” are to China Information Technology Holding Ltd., a BVI company;

•	“IST HK” are to Information Security Tech. International Co., Ltd., a Hong Kong company;

•	“TopCloud” are to TopCloud Software Co., Ltd., a PRC company;

•	“IST” are to Information Security Technology (China) Co., Ltd., a PRC company;

•	“ISIOT” are to Information Security IoT Technology Co., Ltd., a PRC company;

•	“iASPEC” are to iASPEC Technology Group Co., Ltd, a PRC company;

•	“Biznest” are to Biznest Internet Technology Co., Ltd., a PRC company;

•	“Bocom” are to iASPEC Bocom IoT Technology Co. Ltd., a PRC company;

•	“Taoping” are to Shenzhen Taoping Internet Technology Co., Ltd., a PRC company;

•	“BVI” are to the British Virgin Islands;

•	“Hong Kong” are to the Hong Kong Special Administrative Region of the People’s Republic of China;

•	“PRC” and “China” are to the People’s Republic of China;

•	“SEC” are to the Securities and Exchange Commission;

•	“Exchange Act” are to the Securities Exchange Act of 1934, as amended;

•	“Securities Act” are to the Securities Act of 1933, as amended;

•	“Renminbi” and “RMB” are to the legal currency of China; and

•	“U.S. dollars,” “dollars” and “$” are to the legal currency of the United States.

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

Not applicable

ITEM 3.	KEY INFORMATION

A. Selected Financial Data

The following table presents selected financial data regarding our business. It should be read in conjunction with our consolidated financial statements and related notes contained elsewhere in this annual report and the information under Item 5 “Operating and Financial Review and Prospects.” The selected consolidated statement of (loss) income data for the fiscal years ended December 31, 2016, 2015, and 2014, and the selected consolidated balance sheet data as of December 31, 2016 and 2015 have been derived from our audited consolidated financial statements that are included in this annual report beginning on page F-1. The selected consolidated statement of (loss) income data for the fiscal years ended December 31, 2013 and 2012, and the selected consolidated balance sheet data as of December 31, 2014, 2013, and 2012 have been derived from our audited consolidated financial statements that are not included in this annual report.

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

	Years Ended December 31,
	2016	2015	2014	2013	2012
Statement of Income Data
Total revenue	$10,193,590	$10,284,868	$38,634,747	$55,419,831	$68,103,843
Total cost of revenue	$7,607,190	$6,381,205	$28,146,390	$45,867,163	$54,879,870
Gross profit	$2,586,400	$3,903,663	$10,488,357	$9,552,668	$13,223,973
(Loss) income from operations	$(14,577,928)	$(26,963,357)	$(23,909,213)	$(118,215,368)	$(85,247,288)
Net (loss) income attributable to CNIT-continuing operations	$(18,170,601)	$(9,003,233)	$(24,087,098)	$(118,511,760)	$(89,432,743)
Net (loss) income per share- continuing operations - basic	$(0.45)	$(0.26)	$(0.79)	$(4.33)	$(3.31)
Net (loss) income per share- continuing operations - diluted	$(0.45)	$(0.26)	$(0.79)	$(4.33)	$(3.31)
Balance Sheet Data
Cash and cash equivalents	$3,752,375	$3,786,846	$6,689,848	$6,044,692	$6,836,413
Working (deficiency) capital	$(5,739,129)	$(1,649,728)	$(56,043,116)	$(46,779,407)	$21,726,752
Total assets	$34,286,999	$66,091,704	$179,405,809	$189,238,990	$287,421,889
Total liabilities	$21,484,751	$35,637,467	$140,827,000	$129,059,540	$123,407,956
Temporary equity	$-	$360,000	$1,425,000	$2,175,000	$-
Total equity	$12,802,248	$30,094,237	$37,153,809	$58,004,450	$164,013,933

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

Risks Relating to our Business

We have a limited operating history of selling our cloud-based products and services and may be unable to achieve or sustain profitability or reasonably predict our future results.

In early 2013, we made a strategic decision to transform our business from servicing the public sector to focusing on the private sector. Leveraging our experience and expertise in handling large-scale IT projects for the public sector, we started investing in research and development to develop software products for the private sector. In 2014, continuing our business transition from the public sector to the private sector, we identified and provided cloud-based ecosystem solutions to four core markets including new media, healthcare, education, and residential community management. Underpinning our ecosystems are our industry-specific integrated technology platform, resource exchange, and big data services. In 2014, we predominately sold our cloud-based solutions to the Chinese new media industry. Starting from 2015, we further expanded the customer base of cloud-based solutions to education, government, and residential community management. As such, we have a very limited operating history of selling our cloud-based products and professional services to the private sector. In 2016, we grew our industry-specific integrated technology platform, resource exchange, and big data services to elevator IoT sectors. Our limited operating history makes it difficult to evaluate our current business and future prospects and may increase the risk of your investment. In 2016, we generated only $8.7 million of revenue in our cloud-based technology (CBT) segment for customers in the education, new media and elevator IoT sectors. We expect to have significant operating expenses in the future to further support and grow our business, including expanding the scope of our customer base, expanding our direct and indirect selling capabilities, pursuing acquisitions of complementary businesses, investing in our data storage and analysis infrastructure and research and development and increasing our international presence. As a result of our new initiatives, we may be unable to achieve or sustain profitability or reasonably predict our future outcome.

We cannot assure you that we will achieve profitability in the future, or that if we do become profitable, we will sustain profitability.

Our independent registered auditors have expressed substantial doubt about our ability to continue as a going concern.

Our independent auditors have added an explanatory paragraph to their audit opinion in connection with our financial statements included in this report, which states that the financial statements were prepared assuming that we would continue as a going concern.

As discussed in Note 1 to the consolidated financial statements included in this report, we have reported recurring net losses as well as negative cash flows from operating activities. In addition, we have a working capital deficit as of December 31, 2016. These factors raise substantial doubt about our ability to continue as a going concern. As disclosed under Item 5, “Operating and Financial Review and Prospects” and Note 1 to the consolidated financial statements, we have developed our 2015 business plan, which would continue to be implemented for years going forward. As a result, our 2016 operating cash flows had improved from the prior periods. However, there can be no assurance that we will be successful in achieving the goals set forth in our business plan.

Unfavorable economic conditions may affect the level of technology spending by our customers which could cause the demand for our products and services to decline.

The revenue growth and profitability of our business rely on the overall demand for software, display technology products, and internet related services. Our business depends on the overall economy in China and the economic and business conditions within our respective product and service sectors. If economic conditions become unstable, our existing and prospective customers may reassess their decisions to purchase our products and services. Fragile Chinese economic conditions or a reduction in information technology spending by our customers could harm our business in many ways, including longer sales cycles and lower prices for our products and services. These events could have a material effect on our future revenues and earnings.

Our periodic operating results are difficult to predict and could fall below investors’ expectations or estimates by securities research analysts, which may cause the trading price of our ordinary shares to decline.

Our revenues and operating results can vary significantly from a filing period to the next due to a number of factors, many of which are outside of our control, such as fluctuations in the volume of business from our customers as a result of changes in their operations, their decisions to purchase our products and services, and currency fluctuations. Our revenues and operating results could also be affected by delays or difficulties in expanding our operational facilities and infrastructure, changes to our pricing strategies due to a competitive business environment and improper estimates of resources and time required to complete ongoing projects. Our first quarter revenues are relatively low compared to the other quarters due to the Chinese New Year holiday. Moreover, our operating and financial results may vary as a result of our dependency on our customers’ budgets and spending patterns. Therefore we may not be able to reasonably forecast the demand for our products and services beyond the current calendar year, which could adversely affect our business, operations, and financial condition. In addition, business volumes for specific customers are likely to vary from year to year. Thus, a major customer in one year may not remain as a major customer in the subsequent years.

These fluctuations are likely to continue in the future and operating results for any period may not be indicative of our performance in any future period. If our operating results for any filing period fall below investors’ expectations or estimates by securities research analysts, the trading price of our ordinary shares may decline.

We face risks once businesses are acquired through mergers or acquisitions and the acquired companies may not perform to our expectations, which may adversely affect results of our operations.

We face risks when we acquire other businesses. These risks include:

•	difficulties in the integration of acquired operations and retention of personnel,
•	unforeseen or hidden liabilities,
•	tax, regulatory and accounting subject matters, and
•	inability to generate sufficient revenues to offset acquisition costs.

Acquired companies may not perform to our expectations for various reasons, including loss of key personnel resulting changes in key customers, and our strategic focuses. Therefore we may not realize the benefits that we have previously anticipated. If we fail to integrate acquired businesses or realize expected benefits, we may lose economic returns on investments in these mergers and acquisitions, and incur transaction costs causing our operating results be materially and adversely affected.

If we are unable to secure additional financing or identify suitable merger or acquisition targets, we may be unable to implement our long-term business plan, develop or enhance our products and services, take advantage of future opportunities, or respond to competitive pressures on a timely manner.

Our long-term business plan includes the identification of suitable targets for horizontal or vertical mergers or acquisitions, so as to enhance overall productivity and to benefit from economies of scale. Due to the recent uncertainties in the global economic outlook and financial market stability, we may not be able to secure an adequate level of additional financing, whether through equity financing, debt financing or other sources. To raise additional capital, we may need to issue new securities, which could result in further dilution to our shareholders and significant dilution to our earnings per share. Issuance of new securities with registration rights or covenants through additional financings may be superior to the current ones that would restrict our operations and strategies. If we are unable to raise additional financing, we may be unable to implement our long-term business plan, develop or enhance our products and services, take advantage of future opportunities, or respond to competitive pressures on a timely basis, if at all. In addition, lack of additional capital could force us to substantially curtail or even cease operations.

We also may not be able to identify merger or acquisition targets. We may not be able to successfully integrate the targeted business or operations with ours after a merger or acquisition, Such failure to execute our long-term business plan likely will negatively impact results of our operations.

We generally do not have exclusive agreements with our customers and we may lose their contracts if they are not satisfied with our products and services or for other reasons.

We generally do not have exclusive agreements with our customers. As a result, we must rely on the quality of our products and services, our reputation in the industry, and favorable pricing terms to attract and retain customers. There is no assurance that we will be able to maintain and retain our relationships with current and or future customers. Our customers may choose to terminate their relationships with us if they are not satisfied with our services. If a substantial number of our customers choose not to continue to purchase products and services from us, it would materially and adversely affect on our business and results of operations.

If we are unable to develop and offer competitive new products and services, our future operations could be adversely affected.

Our future revenue stream, to a large degree, depends on our ability to capitalize on our technology strength and capabilities to offer new software applications and services to a broader client base. We are required to make investments in research and development to continue developing and offering new software applications and internet related products and services, and to enhance our existing software applications and internet related services to achieve market acceptance of our products and services. We may encounter potential challenges in innovation and introduction of new products services. Our development-stage software applications may not be successfully completed or, if developed, may not achieve significant customer acceptance. If we are unable to successfully define, develop, introduce competitive new software applications, and enhance the existing ones, our future operating results would be adversely affected. Timing for software developments is difficult to predict. Timely launch of new applications and their acceptance by customers are important to our future success. A delay in the development of new applications could have a significantly adverse impact on our results of operations.

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

Our technology may become obsolete, which could materially and adversely affect our ability to sell our products and services.

If our technology, products and services become obsolete, our business operations would be materially and adversely affected. The market in which we compete is known for rapid changes in technologies, quick evolution of industry standards, fast introductions of new products, and changes in customer demands. These market characteristics can cause the existing products to be obsolete and unmarketable. Our future success depends upon our ability to timely address the increasingly sophisticated requests from our customers to support the existing and new hardware, software, database, and networking platforms. We have to invest in research and development in order to succeed in this competitive industry and timely satisfy market demands. Research and development expenses from continuing operations were approximately $3.0 million, $3.4 million and $1.5 million for the years ended December 31, 2016, 2015, and 2014, respectively.

We face the risks of system interruptions and capacity constraints, possibly resulting in adverse publicity, revenue loss and erosion of customer trust.

The satisfactory performance, reliability, and availability of our network infrastructure are critical to our reputation and our ability to attract and retain customers and to maintain adequate customer service levels. We may experience temporary service interruptions for a variety of reasons, including telecommunications or power failures, fire, water damage, vandalism, computer bugs, or viruses or hardware failures. We may not be able to correct a problem in a timely manner. Any service interruption that results in the unavailability of our system or reduces its capacity could result in real or perceived public safety issues that may affect customer confidence in our services and afflict negative publicity that could cause us to lose customer accounts or fail to obtain new accounts. Any inability to scale our systems may cause unanticipated system disruptions, slower response times, degradation in levels of customer service, or impaired quality and speed of transaction processing. We are not certain that we will be able to project the rate or timing of increases, if any, in the use of our services to permit us to upgrade and expand our systems effectively or to efficiently integrate any newly developed or purchased modules with our existing systems.

We have a limited history with our pricing models for our CBT products and services and, as a result, we may be forced to change the prices we charge for our applications or the pricing models.

We have limited experience with respect to determining the optimal prices and pricing models for certain of our CBT products and services and certain geographic markets. As the markets for our applications mature, or as competitors introduce products or services that compete with ours, including bundling competing offerings with additional products or services, we may be unable to attract new customers at the same price or based on the same pricing models as we have used historically. As a result, in the future we may be required to reduce our prices, which could adversely affect our financial performance. In addition, we may offer volume price discounts based on the number of products or services purchased by a customer or the number of our applications purchased by a customer, which would effectively reduce the prices we charge for our products and services. Also, we may be unable to renew existing customer agreements or enter into new customer agreements at the same prices or upon the same terms that we have historically, which could have a material and adverse effect on our financial position.

Security breaches may harm our business.

Our cloud-based applications involve the storage and transmission of our customers’ proprietary and confidential information, including personal or identification information regarding their employees and customers. Any security breaches, unauthorized access, unauthorized usage, virus or similar breach or disruption could result in loss of confidential information, damage to our reputation, early termination of our contracts, litigation, regulatory investigations, indemnity obligations, or other liabilities. If our security measures are breached as a result of third-party action, employee error, malfeasance or otherwise and, as a result, someone obtains unauthorized access to customer data, our reputation will be damaged, our business may suffer and we could incur significant liability. Because the techniques used to obtain unauthorized access or sabotage computer systems change frequently, and generally are not identified until they are launched against a target, we may be unable to anticipate these hacking techniques or implement adequate preventative measures. Any or all of these concerns could negatively affect our ability to attract new customers and cause existing customers to elect not to renew or upgrade their subscriptions that result in reputational damage or subject us to third-party lawsuits, regulatory fines, or other action or liability, which could adversely affect our operating results.

If we are not able to adequately secure and protect our patent, trademark, and other proprietary rights, our business may be materially affected.

Under our Amended and Restated Management Services Agreement, or the MSA, among our subsidiary IST, our variable interest entity, iASPEC, and Mr. Jiang Huai Lin, our Chairman and Chief Executive Officer, we have licensed 71 copyrighted software applications from iASPEC on an exclusive basis. To protect the intellectual property underlying these applications and our other intellectual property, we rely on a combination of copyright, trademark, and trade secret laws. We also rely on non-disclosure agreements and other confidentiality procedures and contractual provisions to protect our intellectual property rights. Some of these technologies, other than the iASPEC copyrighted software applications, are very important to our business and are not protected by copyrights or patents. It may be possible for unauthorized third parties to copy or reverse engineer our products, or otherwise obtain and use information that we regard as proprietary. Further, third parties could challenge the scope or enforceability of our copyrights. In certain foreign countries, including China where we operate, the laws do not protect our proprietary rights to the same extent as the laws of the United States. Any misappropriation of our intellectual property could have a material and adverse effect on our business and results of operations. We cannot assure you that the measures we take to protect our proprietary rights are adequate.

Claims that we infringe the proprietary rights of third parties could result in significant expenses or restrictions on our ability to sell our products and services.

Third parties may claim that our products or services infringe their proprietary rights. Any infringement claim, with or without merit, would be time-consuming and expensive to litigate or settle and could divert our management’s attention from our core business. In the event of a successful infringement claim against us, we may have to pay significant damages, incur substantial legal fees, develop costly non-infringing technology, or enter into license agreements that require us to pay substantial royalties that may not be available on terms acceptable to us, if at all.

A significant portion of our sales is derived from a limited number of customers. Results from our operations could be adversely affected, and shareholder value could be harmed, if we lose any of these customers.

Historically, a significant portion of our revenues has been derived from a limited number of customers. For each of the years ended December 31, 2016, 2015 and 2014, 72%, 21% and 17%, respectively, of our revenues of continuing operations were derived from our five largest customers. The loss of any of these significant customers would adversely affect our revenues and shareholder value.

The markets for digital security, geographic, and hospital information systems in China are highly competitive. We may fail to compete successfully, thereby resulting in loss of customers and decline in our revenues.

The markets for digital security, geographic, and hospital information systems in China are intensely competitive and are characterized by frequent technological changes, evolving industry standards, and changing in customer demands. We have competition from multiple domestic competitors in each segment. Increased competition may result in price reductions, reduced margins, and inability to gain or hold market share.

We have limited insurance coverage for our operations in China.

The insurance industry in China is still in an early stage of development. Insurance companies in China offer limited insurance products. We have determined that the risks of disruption or liability from our business, the loss or damage to our property, including our facilities, equipment and office furniture, the cost of insuring these risks, and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. As a result, we do not have any business liability, disruption, litigation or property insurance coverage for our operations in China, except for insurance on some company owned vehicles. Any uninsured occurrence of loss or damage to property, or litigation, or business disruption may result in substantial costs and diversion of resources, which could have an adverse effect on our operating results.

We depend heavily on key personnel, and turnover of key employees and senior management could harm our business.

Our future business and results of operations significantly depend upon continuous contributions by key technical and senior management personnel, including Jianghuai Lin, Chairman and Chief Executive Officer, Zhiqiang Zhao, President and Interim Chief Financial Officer, Zhixiong Huang, Chief Operating Officer, Guangzeng Chen, Chief Technology Officer, and Junping Sun, Chief Investment Officer. They also depend in significant part upon our ability to attract and retain additional qualified management, technical, marketing, sales, and support personnel for our operations. If we lose a key employee or if a key employee fails to perform in his or her current position, or if we are not able to attract and retain skilled employees as needed, our business could suffer. Significant turnover in our senior management could largely deplete our institutional knowledge held by our existing senior management team. We depend on the skills and abilities of these key employees in managing technical, marketing, and sales aspects of our business, any part of which could be harmed by further turnover.

We may be exposed to potential risks relating to our internal controls over financial reporting.

Companies that file reports with the SEC, including us, are subject to the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or SOX 404. SOX 404 requires management to establish and maintain a system of internal control over financial reporting and annual reports on Form 10-K or Form 20-F filed under the Exchange Act that are required to contain a report from management assessing the effectiveness of a company’s internal control over financial reporting. Separately, under SOX 404, as amended by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, public companies that are large accelerated or accelerated filers must include in their annual reports on Form 10-K or Form 20-F an attestation report of their auditors’ attesting to and reporting on the management’s assessment of internal control over financial reporting. Non-accelerated filers and smaller reporting companies are not required to include an attestation report of their auditors in the annual reports.

A report of our management is included under Item 15 “Controls and Procedures” of this report. We are a non-accelerated filer and not required to include an attestation report of our auditor in this annual report. Management believes that our internal control over financial reporting was not effective as of December 31, 2016, as a result of material weaknesses identified as discussed in Item 15 of this report. Although we have made improvements to overcome the concern, we can provide no assurance that these material weaknesses will be remediated in a timely manner. As a result, investors and others may lose confidence in the reliability of our financial statements.

Our holding company structure may limit the payment of dividends.

We have no direct business operations, other than our ownership of our subsidiaries. While we have no current intention of paying dividends, should we decide in the future to do so, as a holding company, our ability to pay dividends and meet other obligations depend upon the receipts of dividends or other payments from our operating subsidiaries, other holdings, and investments. In addition, our operating subsidiaries, from time to time, may be subject to restrictions on their ability to make distributions to us, including as a result of restrictive covenants in loan agreements, restrictions on the conversion of local currency into U.S. dollars or other hard currency, and other regulatory restrictions as discussed below. If future dividends are paid in RMB, fluctuations in the exchange rate for conversion of RMB into U.S. dollars may reduce the amount received by the U.S. stockholders upon conversion of dividend payments into U.S. dollars.

Chinese regulations currently permit the payment of dividends only out of accumulated profits as determined in accordance with Chinese accounting standards and regulations. Our subsidiaries in China are also required to set aside a portion of their after tax profits to fund certain reserve funds according to the Chinese accounting standards and regulations. Currently, our subsidiaries in China are the only sources of revenues or investment holdings for the payment of dividends. If they do not accumulate sufficient profits under Chinese accounting standards and regulations to satisfy certain reserve funds as required by the Chinese accounting standards, we will be unable to pay any dividends.

After-tax profits/losses with respect to the payment of dividends from accumulated profits and the annual appropriation of after-tax profits as calculated pursuant to the Chinese accounting standards and regulations do not result in significant differences as compared to after-tax earnings as presented in our financial statements. However, there are certain differences between PRC accounting standards and regulations and U.S. GAAP, arising from different treatment of items such as amortization of intangible assets and change in fair value of contingent consideration rising from business combinations.

Risks Relating to our Commercial Relationship with iASPEC

Mr. Lin’s association with iASPEC could pose a conflict of interest, which may result in iASPEC decisions that are adverse to our business.

Mr. Jianghuai Lin, our Chairman and Chief Executive Officer and the beneficial owner of 39.5% of our outstanding ordinary shares, owns 100% of the equity interests in iASPEC, from which we derived 38.4%, 68.2%, and 42.4% of our revenue in the fiscal years ended December 31, 2016, 2015, and 2014, respectively, pursuant to the existing commercial arrangements. As a result, conflicts of interest may arise from time to time and may result in management decisions that could negatively affect our operations and potentially result in the loss of opportunities.

If iASPEC or its shareholders violate our contractual arrangements, our business could be disrupted and we may have to resort to litigation to enforce our rights which may be time consuming and expensive.

Our operations are currently dependent upon our commercial relationship with iASPEC. During the fiscal years ended December 31, 2016, 2015, and 2014, we derived 38.4%, 68.2%, and 42.4% of our revenues, respectively, from the provision of services to iASPEC customers. A significant portion of these revenues has not yet been collected. Amounts owed by iASPEC under the amended Management Services Agreement (MSA) for each quarter will be due and payable no later than the last day of the month following the end of each such quarter. Our contractual arrangements may not be as effective as direct ownership. If iASPEC or its shareholders are unwilling or unable to perform their obligations under our commercial arrangements, including payment of revenues under the MSA as they become due each quarter, we will not be able to conduct our operations in the manner currently planned. In addition, iASPEC may seek to renew these agreements on terms that are disadvantageous to us. Although we have entered into a series of agreements that provide us with substantial ability to control iASPEC, we may not succeed in enforcing our legal rights. If we are unable to renew these agreements on favorable terms, or to enter into similar agreements with other parties, our business may not be able to operate or expand, and our operating expenses may significantly increase.

Uncertainties in the PRC legal system may impede our ability to enforce the commercial agreements that we have entered into with iASPEC or any arbitral award thereunder and any inability to enforce these agreements could materially and adversely affect our business and operation.

While disputes under the amended MSA and the option agreement with iASPEC are subject to binding arbitration before the Shenzhen Branch of the China International Economic and Trade Arbitration Commission, or CIETAC. In accordance with CIETAC Arbitration Rules, the agreements are governed by PRC laws and an arbitration award may be challenged in accordance with PRC laws. For example, a claim that the enforcement of an award in our favor will be detrimental to the public interest, or that an issue does not fall within the scope of the arbitration would require us to engage in administrative and judicial proceedings to defend an award. China’s legal system is a civil law system based on written statutes, in which decided legal cases have little value as precedent, and unlike common law systems. As a result, China’s administrative and judicial authorities have significant discretion in interpreting and implementing statutory and contractual terms, and may be more difficult to evaluate the outcome of administrative and judicial proceedings and the level of legal protection available than in more developed legal systems. These uncertainties may impede our ability to enforce the terms of the MSA, the option agreement, and the other contracts that we may enter into with iASPEC. Any inability to enforce the MSA and option agreement or an award thereunder could materially and adversely affect our business and operation.

If iASPEC fails to comply with the confidentiality requirements of certain of its customer contracts, then iASPEC could be subject to sanctions and could lose its business license, which in turn would significantly disrupt or shut down our operations.

The business and operations of iASPEC, the owner and licensor to us of the copyrighted software applications and other intellectual property that are essential to the operation of our business, are subject to Chinese contractual obligations and laws and regulations that restrict its use of confidential information and other information that it obtains from its customers in the public security sector. For some of its contracts with governmental agencies, iASPEC has agreed to keep all technical and commercial proprietary and classified information in confident that were obtained during the performance of services under the contract. iASPEC or its shareholders could violate these contractual obligations and laws and regulations by inadvertently or intentionally disclosing confidential information or by otherwise failing to operate its business in a manner that complies with these contractual and legal obligations. A violation of these agreements could result in significant disruption, or shut down of our business, or adversely affect our reputation in the market. If iASPEC or its shareholders violate these contractual and legal obligations, we may have to resort to litigation to enforce our rights under our contractual obligations with iASPEC. This litigation could result in disruption of our business, diversion of our resources from our operations, and incurrence of substantial costs.

All of the share capital of iASPEC is held by our major shareholder, who may cause these agreements to be amended in a manner that is adverse to us.

Our major shareholder, Mr. Jianghuai Lin, owns and controls iASPEC. As a result, Mr. Lin may be able to cause our commercial arrangements with iASPEC to be amended in a manner that will be adverse to our company, or may be able to cause these agreements not to be renewed, even if their renewal would be beneficial for us. Although we have entered into an agreement that prevents the amendment of these agreements without the approval of the members of our Board other than Mr. Lin, we can provide no assurances that these agreements will not be amended in the future to contain terms that might differ from the terms that are currently in place. These differences may be adverse to our interests.

Our arrangements with iASPEC and its shareholders may be subject to a transfer pricing adjustment by the PRC tax authorities, which could have an adverse effect on our income and profitability.

We could face material and adverse tax consequences, if the PRC tax authorities determine our contracts with iASPEC and its shareholders not being arm’s length transactions, and adjust our income and expenses in the form of transfer pricing adjustments for PRC tax purposes. Such adjustments may require us to pay additional PRC taxes plus applicable penalty and interest, if any.

The exercise of our option to purchase part or all of the equity interests in or assets of iASPEC under the option agreement might be subject to approval by the PRC government. Our failure to obtain this approval may impair our ability to substantially control iASPEC and could result in actions by iASPEC that conflict with our interests.

Our option agreement with iASPEC gives our Chinese subsidiary, IST, the option to purchase all or part of the equity interests in or assets of iASPEC. However, the option may not be exercised by IST, if exercise of the option would violate any applicable laws and regulations in China or cause any license or permit held by IST that is necessary for the operation of iASPEC to be cancelled or invalidated. Under Chinese laws, if a foreign entity, in which a foreign investment company has invested, acquires a domestic company that are under common control, Chinese regulations governing mergers and acquisitions would technically apply to the transaction. Application of these regulations requires an examination and approval of the transaction by the Chinese Ministry of Commerce, or MOFCOM, or its local counterparts. Also, an appraisal of the equity or assets to be acquired is mandatory. However, Guangdong Jin Di Law Firm Sichuan Office, our local PRC counsel, has advised us that Shenzhen and other local counterparts of MOFCOM hold the view that such a transaction would not require their approval.

Therefore, we do not believe at this time that an approval and an appraisal are required for IST to exercise its option to acquire iASPEC in Shenzhen. In light of the different views on this issue, however, it is possible that the central MOFCOM office in Beijing will issue a standardized opinion imposing the requirements for approval and appraisal. If we are not able to purchase the equity or assets of iASPEC, then we will lose a substantial portion of our ability to control iASPEC and our ability to ensure that iASPEC will act in our interests.

Our right to elect a majority of members of the iASPEC’s Board of Directors and other provisions of the MSA may be viewed by iASPEC’s customers as a change in control of iASPEC, which could subject iASPEC to sanctions and loss of its business license resulting in significant disrupt ion or possible termination of our operations.

Our commercial arrangement with iASPEC gives us the right to designate two Chinese citizens to serve as senior managers of iASPEC, serve as directors on iASPEC’s Board of Directors, and assist in managing business and operations of iASPEC. In addition, iASPEC will require the affirmative vote from the majority of the our Board of Directors, as well as at least one non-insider director, to conclude certain material actions, including but not limited to: (a) the nomination, appointment, election, or replacement of any board members; (b) the distribution of any dividend or profits; (c) any merger, division, change of corporate structure, dissolution, or liquidation; (d) any reimbursement of net losses or other payments or transfers of funds from IST to iASPEC; (e) the formation or disposition of a subsidiary or the acquisition or disposition of any interest in any other entity; and (f) the encumbrance of any assets under any lien not in the ordinary course of business. However, fulfillment of certain Police-use Geographic Information Systems, or PGIS, contracts with customers in PRC Government sector is restricted to entities like iASPEC that possesses the necessary PRC government licenses and approvals. Any change in control may be viewed as creating a new entity under PRC law. If iASPEC’s government customers view these MSA provisions as a change in control of iASPEC or as evidence of iASPEC’s failure to operate its business in a manner that complies with its contractual obligations or with related laws and regulations, such a perception could result in the cancellation or invalidation of iASPEC’s licenses and permits. A loss by iASPEC of its licenses and permits could result in significant disruption or possible termination of our business and adversely affect our reputation in the market.

Risks Relating to Doing Business in China

Changes in the economic and political policies of the PRC government could have a material and adverse effect on our business and operations.

We conduct substantially all our business operations in China. Accordingly, our results of operations, financial condition, and prospects are significantly dependent on economic and political developments in China. Chinese economy differs from the economies of developed countries in many aspects, including the level of development, growth rate, degree of government control over foreign exchange, and allocation of resources. While Chinese economy has experienced significant growth in the past 30 years, the growth has been uneven across different regions and periods and among various economic sectors in China. We cannot assure you that Chinese economy will continue to grow, or that if there is growth, such growth will be steady and uniform, or that if there is a slowdown, such slowdown will not have a negative effect on our business and results of operations.

The PRC government exercises significant controls over China. Accordingly, our results of operations, financial condition, and prospects are significantly dependent on economic and political developments in China. Certain measures adopted by the PRC government may restrict loans to certain industries, such as changes in the statutory deposit reserve ratio and lending guidelines for commercial banks by the People’s Bank of China, or PBOC. These current and future government actions could materially affect our liquidity, access to capital, and ability to operate our business.

The global financial markets experienced significant disruptions in 2008 that caused the United States, Europe, and other economies going into recession. Since 2012, growth of the Chinese economy has slowed down. The PRC government has implemented various measures to encourage economic growth and allocate resources. Some of these measures may benefit the overall PRC economy, but may also have a negative effect on us. Our financial condition and results of operation could be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. In addition, stimulus measures designed to boost the Chinese economy may contribute to higher inflation, which could adversely affect our results of operations and financial condition. See “Risks Relating to Doing Business in China - Future inflation in China may inhibit our ability to conduct business in China.”

Uncertainties with respect to the PRC legal system could limit the legal protections available to you and us.

We conduct substantially all of our business through our operating subsidiaries in the PRC. Our operating subsidiaries are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws applicable to foreign invested entities established in the PRC, or FIEs. The PRC legal system is based on written statutes. Prior courts’ decisions may be cited for reference with limited precedential value. Since 1979, a series of new PRC laws and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since the PRC legal system continues to evolve rapidly, interpretations of laws, regulations, and rules are not always consistent, and enforcement of these laws, regulations, and rules involve uncertainties, which may limit legal protections available to you and us. In addition, any litigation in China may be protracted and result in incurring substantial costs and diversion of resources and management attention. In addition, all of our executive officers and most of our directors are residents of China and not of the United States, and substantially all the assets of these persons are located outside the United States. As a result, it could be difficult for investors to affect service of process in the United States or to enforce a judgment obtained in the United States against our Chinese operations and subsidiaries.

You may have difficulty enforcing judgments against us.

Most of our assets are located outside of the United States and most of our current operations are conducted in the PRC. In addition, most of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons is located outside the United States. As a result, it may be difficult for you to affect service of process within the United States upon these persons. It may also be difficult for you to enforce in U.S. courts’ judgments on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents in the United States and the substantial majority of their assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the PRC would recognize or enforce judgments of U.S. courts. Our counsel as to PRC law has advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. Courts in China may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. China does not have any treaties or other arrangements that provide for the reciprocal recognition and enforcement of foreign judgments with the United States. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers, if they decide that the judgment violates basic principles of PRC law or national sovereignty, security, or the public interest. So it is uncertain whether a PRC court would enforce a judgment rendered by a court in the United States.

The PRC government exerts substantial influence over the manner in which we must conduct our business activities.

The PRC government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulations and state ownership. Our ability to operate in China may be harmed by changes in Chinese laws and regulations, including those relating to taxation, import and export tariffs, environmental regulations, land use rights, property, and other matters. We believe that our operations in China are in material compliance with all applicable legal and regulatory requirements. However, the central or local governments of the jurisdictions, in which we operate may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations.

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

China adopted a new Labor Contract Law, effective on January 1, 2008, and issued its implementation rules, effective on September 18, 2008. The Labor Contract Law and related rules and regulations impose more stringent requirements on employers with regard to, among others, minimum wages, severance payment and non-fixed-term employment contracts, time limits for probation periods, as well as the duration and the times that an employee can be placed on a fixed-term employment contract. Compliance with the Labor Contract Law and its implementation rules and regulations may increase our operating expenses. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law and its implementation rules and regulations may also limit our ability to affect those changes in a manner that we believe to be cost effective or desirable, and could result in a material decrease in our profitability.

If we fail to obtain or maintain all licenses and approvals required to operate our businesses in the PRC, our business and operations may be adversely affected.

Fulfillment of certain PGIS contracts with PRC governmental customers is restricted to entities that possess the necessary government licenses and approvals, which our subsidiary IST does not have. We currently perform Police-use Geographic Information Systems contracts through iASPEC, which possesses the requisite licenses and approvals. Pursuant to our MSA with iASPEC, whereby iASPEC exclusively engages IST as its subcontractor to provide iASPEC with outsourcing services (to the extent that those services do not violate any special governmental permits held by iASPEC and do not involve the improper transfer of any sensitive confidential governmental or other data). If the PRC government determines that we are operating without the requisite licenses, we may become subject to administrative penalties or an order to discontinue our business operations, both of which could have a material and adverse effect on our business and results of operations.

Future inflation in China may inhibit our ability to conduct business in China.

In recent years, the Chinese economy has experienced periods of rapid expansion and highly fluctuating rates of inflation. During the past ten years, the rate of inflation in China has been as high as 5.9% . These factors have led the Chinese government, from time to time, to adopt various corrective measures designed to restrict the availability of credit or regulate growth and contain inflation. High inflation may in the future cause the Chinese government to impose controls on credit and/or prices, or to take other action, which could inhibit economic activity in China, and thereby harm the market for our products and our company.

Restrictions on currency exchange may limit our ability to receive and use our revenue effectively.

The majority of our sales will be settled in RMB, and any future restrictions on currency exchanges may limit our ability to use revenue generated in RMB to fund any future business activities outside of China or to make dividend or other payments in U.S. dollars. Although the Chinese government introduced regulations in 1996 to allow greater convertibility of RMB for current account transactions, significant restrictions still remain, including primarily the restriction that FIEs may only buy, sell, or remit foreign currencies after providing valid commercial documents to those banks in China authorized to conduct foreign exchange business. In addition, conversion of RMB for capital account items, including direct investment and loans, are subject to governmental approval in China, and requires companies to open and maintain separate foreign exchange accounts for capital account items. We cannot be certain that the Chinese regulatory authorities will not impose more stringent restrictions on the convertibility of the RMB.

Fluctuations in exchange rates could adversely affect our business and the value of our securities.

The value of our ordinary shares will be indirectly affected by the foreign exchange rate between the U.S. dollar and RMB, and between those currencies and other currencies in which our sales may be denominated. Appreciation or depreciation in the value of RMB relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. Fluctuations in the exchange rate will also affect the relative value of any dividend we issue that will be exchanged into U.S. dollars, as well as earnings from any U.S. dollar-denominated investments we make in the future.

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

Very limited hedging transactions are available in China to reduce our exposure to the exchange rate fluctuations. To date, we have not entered into any hedging transactions. While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited. We may not be able to successfully hedge our exposure at all. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currencies.

Restrictions under PRC law on our PRC subsidiaries’ abilities to make dividends and other distributions could materially and adversely affect our ability to grow, make investments or acquisitions that could benefit our business, pay dividends to you, and otherwise fund and conduct our business.

Substantially all of our sales are earned by our PRC subsidiaries. However, PRC regulations restrict the ability of our PRC subsidiaries to make dividends and other payments to their offshore parent company. PRC legal restrictions permit payments of dividends by our PRC subsidiaries only out of their accumulated after-tax profits, if any, determined in accordance with the PRC accounting standards and regulations. Our PRC subsidiaries are also required under PRC laws and regulations to allocate at least 10% of their annual after-tax profits determined in accordance with PRC GAAP to a statutory general reserve fund until the amounts in said fund reaches 50% of their registered capital. Allocations to these statutory reserve funds can only be used for specific purposes and are not transferable to us in the form of loans, advances, or cash dividends. Any limitations on the ability of our PRC subsidiaries to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business.

Failure to comply with PRC regulations relating to the investment in offshore special purpose companies by PRC residents may subject our PRC resident stockholders to personal liability, limit our ability to acquire PRC companies or to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us or otherwise materially adversely affect us.

On July 14, 2014, SAFE issued the Circular on Relevant Issues Relating to Domestic Residents’ Investments, Financings and Roundtrip Investments through Special Purpose Vehicles, or Circular 37, which replaced the Circular 75, promulgated by SAFE on October 21, 2005. Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishments or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in Circular 37 as a “special purpose vehicle.” See Item 4 “Information on the Company—B. Business Overview—Regulation—Circular 37” for a detailed discussion of Circular 37 and its implementation.

We have notified substantial beneficial owners of our company, whom we know are PRC residents to comply with the registration obligation. However, we may not be aware of the identities of all our beneficial owners who are PRC residents. In addition, we do not have control over our beneficial owners and cannot assure you that all of our PRC resident beneficial owners will comply with Circular 37. The failure of our beneficial owners, who are PRC residents to register or amend their SAFE registrations in a timely manner pursuant to Circular 37, or the failure of future beneficial owners of our company, who are PRC residents to comply with the registration procedures set forth in Circular 37 may subject such beneficial owners or our PRC subsidiaries to fines and legal sanctions. Failure to register or amend the registration by beneficial owners of our company may also limit our ability to contribute additional capital to our PRC subsidiaries or receive dividends or other distributions from our PRC subsidiaries or other proceeds from disposal of our PRC subsidiaries, or we may be penalized by SAFE. These risks may have a material and adverse effect on our business, financial condition, and results of operations.

We may be unable to complete a business combination transaction efficiently or on favorable terms due to complicated merger and acquisition regulations, which became effective on September 8, 2006.

On August 9, 2006, six PRC regulatory agencies, including the China Securities Regulatory Commission, promulgated the Regulation on Mergers and Acquisitions of Domestic Companies by Foreign Investors, which became effective on September 8, 2006, and was subsequently amended in 2009. This regulation, among other things, governs the approval process of a PRC company’s participation in an acquisition of assets or equity interests. Depending on the structure of the transaction, the regulation requires the PRC parties to make a series of applications and supplemental applications to the government agencies for approval of acquisition of assets or equity interests from other entity. In some instances, the application process may require a presentation of economic data concerning the transaction, including appraisals of the target business and evaluations of the acquirer, which are designed to allow the government to assess viability of the transaction. Government approvals will have expiration dates, by which a transaction must be completed and reported to the government agencies. Compliance with the regulation is likely to be more time consuming and expensive than it was in the past, and provides the government more controls over business combination of two enterprises. As a result, our ability to engage in business combination transactions has become significantly more complicated, time consuming, and expensive. We may not be able to negotiate a transaction that is acceptable to our stockholders or sufficiently protect their interests in a transaction.

The regulation allows PRC governmental agencies to assess the economic terms of a business combination transaction. Parties to a business combination transaction may have to submit to MOFCOM and other relevant government agencies an appraisal report, an evaluation report, and the acquisition agreement, all of which were a part of the application for approval, depending on the structure of the transaction. The regulation also prohibits a transaction with an acquisition price obviously lower than the appraised value of the PRC business or assets and in certain transaction structures, and requires consideration being paid within a defined period, generally not in excess of a year. The regulation also limits our ability to negotiate various terms of the acquisition, including the initial consideration, contingent consideration, holdback provisions, indemnification provisions, and provisions related to the assumption and allocation of assets and liabilities. Transaction structures involving trusts, nominees and similar entities are prohibited. Therefore, such regulation may impede our ability to negotiate and complete a business combination transaction on financial terms that satisfy our investors and protect our stockholders’ economic interests.

Our existing contractual arrangements with iASPEC and its shareholders may be subject to national security review by MOFCOM and the failure to receive the national security review could have a material and adverse effect on our business and operating results.

In August 2011, MOFCOM promulgated the Rules of Ministry of Commerce on Implementation of Security Review System for Merger and Acquisition of Domestic Enterprises by Foreign Investors, or the Security Review Rules, to implement the Notice of the General Office of the State Council on Establishing the Security Review System for Merger and Acquisition of Domestic Enterprises by Foreign Investors promulgated on February 3, 2011, or Circular 6. The Security Review Rules became effective on September 1, 2011. Under the Security Review Rules, a national security review is required for certain mergers and acquisitions by foreign investors raising concerns regarding national defense and security. Foreign investors are prohibited from circumventing the national security review requirements by structuring transactions through proxies, trusts, indirect investments, leases, loans, controls through contractual arrangements or offshore transactions. The application and interpretation of the Security Review Rules remain unclear. Based on our understanding of the Security Review Rules, we do not need to submit our existing contractual arrangements with iASPEC and its shareholders to MOFCOM for national security review because, among other reasons, (i) we gained de facto control over iASPEC in 2007 prior to the effectiveness of Circular 6 and the Security Review Rules; and (ii) there are currently no explicit provisions or official interpretations indicating that our current businesses fall within the scope of national security review. Although we have no plan to submit our existing contractual arrangements with iASPEC and its shareholders to MOFCOM for national security review, the relevant PRC governmental agencies, such as MOFCOM, may reach a different conclusion, if we had submitted our existing contractual arrangements with iASPEC and its shareholders for security review. If MOFCOM or another PRC regulatory agency subsequently determines that we need to submit our existing contractual arrangements with iASPEC and its shareholders for national security review by interpretation, clarification or amendment of the Security Review Rules or by any new rules, regulations, or directives promulgated, we may face sanctions by MOFCOM or another PRC regulatory agency. These sanctions may include revoking the business or operating licenses of our PRC subsidiary, IST, or iASPEC and its subsidiaries, discontinuing or restricting our operations in China, confiscating our income or the income from iASPEC, and taking other regulatory or enforcement actions, such as levying fines, that could be harmful to our business. Any of these sanctions could cause significant disruption to our business operations.

The Security Review Rules may make it more difficult for us to make future acquisitions or dispositions of our business operations or assets in China.

The Security Review Rules, effective as of September 1, 2011, provides that when deciding whether a specific merger or acquisition of a domestic enterprise by foreign investors is subject to the national security review by MOFCOM, the principle application of substance-over-form, and prohibits foreign investors from circumventing the national security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. If the business of any target company that we plan to acquire falls within the scope subject to national security review, we may not be able to successfully acquire equity interests, or assets of the targeted company, or provide capital increase to, or capital injection through any form of contractual arrangement with the targeted company.

Under the Enterprise Income Tax Law, we may be classified as a “resident enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC shareholders.

On March 16, 2007, the National People’s Congress of China passed a new Enterprise Income Tax Law, or the EIT Law. On November 28, 2007, the State Council of China passed its implementing rules, which took effect on January 1, 2008. Under the EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise.

On April 22, 2009, the State Administration of Taxation issued the Notice Concerning Relevant Issues Regarding Cognizance of Chinese Investment Controlled Enterprises Incorporated Offshore as Resident Enterprises. According to the Criteria of de facto Management Bodies, or the Notice, further interprets the application of the EIT Law and its implementation non-Chinese enterprise or group controlled offshore entities. Pursuant to the Notice, an enterprise incorporated in an offshore jurisdiction and controlled by a Chinese enterprise or group will be classified as a “non-domestically incorporated resident enterprise” if (i) its senior management in charge of daily operations reside or perform their duties mainly in China; (ii) its financial or personnel decisions are made or approved by bodies or persons in China; (iii) its substantial assets and properties, accounting books, corporate chops, board and shareholder minutes are kept in China; and (iv) at least half of its directors with voting rights or senior management often resident in China. A resident enterprise would be subject to an enterprise income tax rate of 25% on its worldwide income and must pay a withholding tax at a rate of 10%, when paying dividends to its non-PRC shareholders. However, it remains unclear as to whether the Notice is applicable to an offshore enterprise incorporated by a Chinese natural person, nor detailed measures on imposition of tax from non-domestically incorporated resident enterprises are available. Therefore, it is unclear how tax authorities will determine tax residency based on the facts of each case.

We may be deemed to be a resident enterprise by Chinese tax authorities. If the PRC tax authorities determine that we are a “resident enterprise” for the PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to the enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations. In our case, this would mean that income such as interest on financing proceeds and non-China source income would be subject to PRC enterprise income tax at a rate of 25%. Second, although, under the EIT Law and its implementing rules, dividends paid to us from our PRC subsidiaries would qualify as “tax-exempt income,” we cannot guarantee that such dividends will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued a guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for the PRC enterprise income tax purposes. Finally, it is possible that future guidance issued with respect to the new “resident enterprise” classification could result in a situation, which a 10% withholding tax is imposed on dividends we pay to our non-PRC shareholders and with respect to gains derived by our non-PRC stockholders from transferring our shares.

If we were treated as a “resident enterprise” by the PRC tax authorities, we would be subject to taxation in both the U.S. and China, and our PRC tax may not be used as a credit to reduce our U.S. tax.

Heightened scrutiny of acquisition transactions by PRC tax authorities may have a negative impact on Chinese company’s business operations and its acquisition strategy.

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, effective on January 1, 2008, and the Announcement on Several Issues Related to Enterprise Income Tax for Indirect Asset Transfer by Non-PRC Resident Enterprises , or SAT Announcement 7, effective on February 3, 2015, issued by the SAT, if a non-resident enterprise transfers the equity interests of or similar rights or interests in overseas companies that directly or indirectly own PRC taxable assets through an arrangement without a reasonable commercial purpose, but rather to avoid PRC corporate income tax, the transaction will be re-characterized and treated as a direct transfer of PRC taxable assets subject to PRC corporate income tax. SAT Announcement 7 specifies certain factors that should be considered in determining whether an indirect transfer has a reasonable commercial purpose. However, as SAT Announcement 7 is newly issued, there is uncertainty as to the application of SAT Announcement 7 and the interpretation of the term “reasonable commercial purpose.”

Under SAT Announcement 7, the entity which has the obligation to pay the consideration for the transfer to the transferring shareholders has the obligation to withhold any PRC corporate income tax that is due. If the transferring shareholders do not pay corporate income tax that is due for a transfer and the entity which has the obligation to pay the consideration does not withhold the tax due, the PRC tax authorities may impose a penalty on the entity that so fails to withhold. The penalty may be relieved or exempted from the withholding obligation and any resulting penalty under certain circumstances, if it reports such transfer to the PRC tax authorities.

Although SAT Announcement 7 is generally effective as of February 3, 2015, it also applies to the cases, where the PRC tax treatment of a transaction that took place prior to its effectiveness has not yet been finally settled. As a result, the PRC tax authorities can determine SAT Announcement 7 to be applicable to the historical reorganization, and can possibly determine that these transactions lacking a reasonable commercial purpose. As a result, the transfer of shares by certain shareholders to other parties could be subject to corporate income tax of up to 10% on capital gains generated from such transfers. The PRC tax authorities could impose tax obligations on the transferring shareholders or subject us to penalty, if the transferring shareholders do not pay such obligations and withhold such tax.

SAT Announcement 7 and its interpretation by relevant PRC authorities clarify that an exemption provided by SAT Circular 698 for transfers of shares in a publicly traded entity that is listed overseas is available, if the purchase of the shares and the sale of the shares both take place in the open market transactions. However, if a shareholder of an entity that is listed overseas purchases shares in the open market and sells them in a private transaction, or vice-versa, PRC tax authorities might deem such a transfer to be subject to SAT Circular 698 and SAT Announcement 7, which could subject such shareholder to additional reporting obligations or tax burdens. Accordingly, if a holder of the Company’s ordinary shares purchases such ordinary shares in the open market and sells them in a private transaction, or vice-versa, and fails to comply with SAT Circular 698 or SAT Announcement 7, the PRC tax authorities may take actions, including requesting to provide assistance for their investigation or impose a penalty on it, which could have a negative impact on the company’s business operations.

We may be exposed to liabilities under the Foreign Corrupt Practices Act and Chinese anti-corruption laws. Any determination that we violated these laws could have a material and adverse effect on our business.

We are subject to the Foreign Corrupt Practice Act, or FCPA, and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the statute, for the purpose of obtaining or retaining business. We have operations and agreements with third parties, and make most of our sales in China. The PRC also strictly prohibits bribery of government officials. Our activities in China create the risk of unauthorized payments or offers of payments by employees, consultants, sales agents, or distributors of our Company, even though they may not always be subject to our control. It is our policy to implement safeguards to discourage these practices by our employees. However, our existing safeguards and any future improvements may prove to be less than effective than we have anticipated. As a result, employees, consultants, sales agents, or distributors of our Company may engage in conducts, for which we might be held responsible. Violations of the FCPA or Chinese anti-corruption laws may result in severe criminal or civil sanctions, and may subject us to other liabilities, which could negatively affect our business, operating results, and financial condition. In addition, the U.S. government may seek to hold us liable for successor liability FCPA violations committed by companies, in which we invest or that we acquire.

If we become directly subject to the scrutiny, criticism, and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter, which could harm our business operations, stock price, and reputation. It could result in a loss of your investment in our stock, especially if such matter cannot be addressed and resolved favorably.

In the past few years, U.S. publicly traded companies that have substantially all of their operations in China, particularly companies like us, which have completed so-called reverse merger transactions, have been the subject of intense scrutiny, criticism, and negative publicity by investors, financial commentators, and regulatory agencies, such as the SEC. Much of the scrutiny, criticism, and negative publicity has centered around financial and accounting irregularities and mistakes, lacking of effective internal controls over financial accounting, inadequate corporate governance policies or lacking of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism, and negative publicity, the publicly traded stocks of many U.S. listed Chinese companies have sharply decreased in value and, in some cases, have become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions, and are conducting internal and external investigations into the allegations. It is not clear the effect of this sector-wide scrutiny, criticism, and negative publicity will have on our Company, our business, and our stock price. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations defending our Company. This situation will be costly, time consuming, and distract our management from growing our company.

The disclosures in our reports and other filings with the SEC and other public pronouncements are not subject to the scrutiny by any regulatory bodies in the PRC. Accordingly, our public disclosures should be reviewed in light of the fact that no governmental agency that is located in China, where substantially all of our operations and business are located have conducted any due diligence on our operations, or reviewed, or cleared any of our disclosures.

Because we are regulated by the SEC, that our reports and other filings with the SEC are subject to SEC’s review in accordance with the rules and regulations promulgated by the SEC under the Securities Act and the Exchange Act. Unlike publicly traded companies whose operations are located primarily in the United States, substantially all of our operations are located in China. Since substantially all of our operations and business take place in China, it may be more difficult for the SEC staff to overcome the geographic and cultural obstacles, when they review our disclosures. These same obstacles are not present for similar companies, whose operations and business take place entirely or primarily in the United States. Furthermore, our SEC reports and other disclosures and public pronouncements are not subject to the review or scrutiny of any PRC regulatory authority. For example, the disclosures in our SEC reports and other filings are not subject to the review of the China Securities Regulatory Commission, a PRC regulator that is tasked with oversight of the capital markets in China. Accordingly, you should review our SEC reports, filings, and our other public pronouncements with the understanding that no local regulator has done any due diligence on our company and with the understanding that none of our SEC reports, other filings, or any of our other public pronouncements has been reviewed or otherwise been scrutinized by any local regulator.

Risks Relating to the Market for our Shares

If we fail to comply with the continued listing requirements of NASDAQ, we would face possible delisting, which would result in a limited public market for trading our shares and make obtaining future debt or equity financing more difficult for us

Our ordinary shares are traded and listed on the Nasdaq Global Select Market under the symbol of “CNIT.” The ordinary shares may be delisted, if we fail to maintain certain listing requirements of the Nasdaq Stock Market, or NASDAQ. For instance, companies listed on NASDAQ are subject to delisting for, among other things, failure to maintain a minimum closing bid price per share of $1.00 for 30 consecutive business days. On October 17, 2016 we received written notice from NASDAQ stating that we are no longer in compliance with the requirement for $1.00 minimum closing bid price set forth in Nasdaq Listing Rule 5450(a)(1) for continued listing on The Nasdaq Global Select Market. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), we have a grace period of 180 calendar days, or until April 17, 2017, to regain compliance with the requirement for minimum closing bid price. On April 17, 2017, NASDAQ notified us that we were provided an additional 180-day period to regain compliance and effective on April 19, the listing of our ordinary shares was transferred to Nasdaq Capital Market. In the event we do not regain compliance with the requirement for minimum closing bid price by October 16, 2017, our ordinary shares will be subject to delisting.

If our shares lose their status on Nasdaq Capital Market, our shares would likely be traded in the over-the-counter market. If our shares were traded on the over-the-counter market, selling our shares could be more difficult because smaller quantities of shares would likely be bought and sold, transactions could be delayed, and security analysts’ coverage of us may be reduced. In addition, in the event our shares are delisted, broker dealers would have bear certain regulatory burdens which may discourage broker dealers from effecting transactions in our shares and further limiting the liquidity of our shares. These factors could result in lower prices and larger spreads in the bid and ask prices for our shares. Such delisting from NASDAQ and continued or further declines in our share price could also greatly impair our ability to raise additional necessary capital through equity or debt financing, and could significantly increase the ownership dilution to shareholders caused by our issuing equity in financing or other transactions.

If we were delisted from NASDAQ, we may become subject to the trading complications experienced by “Penny Stocks” in the over-the-counter market.

Delisting from NASDAQ may cause our shares to become the SEC’s “penny stock” rules. The SEC generally defines a penny stock as an equity security that has a market price of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to specific exemptions. One such exemption is to be listed on NASDAQ. The market price of our ordinary shares is currently below $5.00 per share. Therefore, were we to be delisted from NASDAQ, our ordinary shares may become subject to the SEC’s “penny stock” rules. These rules require, among other things, that any broker engaging in a purchase or sale of our securities provide its customers with: (i) a risk disclosure document, (ii) disclosure of market quotations, if any, (iii) disclosure of the compensation of the broker and its salespersons in the transaction, and (iv) monthly account statements showing the market values of our securities held in the customer’s accounts. A broker would be required to provide the bid and offer quotations and compensation information before effecting the transaction. This information must be contained on the customer’s confirmation. Generally, brokers are less willing to effect transactions in penny stocks due to these additional delivery requirements. These requirements may make it more difficult for shareholders to purchase or sell our ordinary shares. Because the broker, not us, prepares this information, we would not be able to assure that such information is accurate, complete or current.

Our stock price is highly volatile leading to the possibility of its value being depressed at a time, when you want to sell your holdings.

The market price of our ordinary shares is volatile. This volatility may continue. Numerous factors, many of which are beyond our control, may cause the market price of our ordinary shares to fluctuate significantly. These factors include:

•	our earnings releases, actual or anticipated changes in our earnings, fluctuations in our operating results or our failure to meet the expectations of financial market analysts and investors;
•	changes in financial estimates by us or by any securities analysts, who might cover our shares;
•	speculation about our business in the press or the investment community;
•	significant developments relating to our relationships with our customers or suppliers;

•	stock market price and volume fluctuations of other publicly traded companies, in particular, those that are in the our industries;
•	customer demand for our products;
•	investor perceptions of the our industry in general and our company in particular;
•	the operating and stock performance of comparable companies;
•	general economic conditions and trends;
•	major catastrophic events;
•	announcements by us or our competitors of new products, significant acquisitions, strategic partnerships, or divestitures;
•	changes in accounting standards, policies, guidance, interpretation, or principles;
•	loss of external funding sources;
•	sales of our ordinary shares, including sales by our directors, officers, or significant shareholders; and
•	additions or departures of key personnel.

Securities class action litigation is often instituted against companies following periods of volatility in their share price. This type of litigation could result in substantial costs to us and divert attention of our management and resources. Moreover, securities markets may, from time to time, experience significant price and volume fluctuations for reasons unrelated to operating performance of particular companies. For example, in July 2008, the securities markets in the United States, China, and other jurisdictions experienced the largest decline in share prices since September 2001. These market fluctuations may adversely affect the price of our ordinary shares and other interests in our company at a time, when you want to sell your interest in us.

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

For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business, and do not anticipate paying any cash dividends on our shares. Accordingly, investors must be prepared to rely on sales of their shares after price appreciation to earn an investment return, which may never occur. Investors seeking cash dividends should not purchase our shares. Any determination to pay dividends in the future will be made at the discretion of our Board of Directors, and will depend on our results of operations, financial condition, contractual restrictions, restrictions imposed by applicable laws, and other factors our board deems relevant.

Certain of our shareholders hold a significant percentage of our outstanding voting securities.

Mr. Jianghuai Lin, our Chairman and Chief Executive Officer, is the beneficial owner of approximately 39.5% of our outstanding voting securities. As a result, he possesses significant influence, and can elect a majority of our board of directors and authorize or prevent proposed significant corporate transactions. His ownership and control may also have the effect of delaying or preventing a future change in control, impeding a merger, consolidation, takeover, or other business combination, or discourage a potential acquirer from making a tender offer.

We are a “foreign private issuer” and have disclosure obligations that are different than those of U.S. domestic reporting companies. Therefore, you should not expect to receive the same information about us as a U.S. domestic reporting company may provide. Furthermore, if we or lose our status as a foreign private issuer, we would be required to fully comply with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers and incur significant operational, administrative, legal, and accounting costs that we would not incur as a foreign private issuer.

We are a foreign private issuer. As a result, we are not subject to certain of the requirements imposed upon U.S. domestic issuers by the SEC. For example, we are not required by the SEC or the federal securities laws to issue quarterly reports or file proxy statements with the SEC. We are also allowed to file our annual report with the SEC within four months of our fiscal year end. We are also not required to disclose certain detailed information regarding executive compensation that is required from U.S. domestic issuers. Further, our directors and executive officers are not required to report equity holdings under Section 16 of the Securities Act. As a foreign private issuer, we are also exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. We are, however, still subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5. Since many of the disclosure obligations required of us as a foreign private issuer are different than those required by U.S. domestic reporting companies, our shareholders should not expect to receive all of the same types of information about us and at the same time as information is received from, or provided by, U.S. domestic reporting companies. We are liable for violations of the rules and regulations of the SEC, which do apply to us as a foreign private issuer. Violations of these rules could affect our business, results of operations, and financial condition.

As a foreign private issuer, we are permitted to rely on exemptions from certain NASDAQ corporate governance standards applicable to domestic U.S. issuers. This may provide less protection to holders of our securities.

We are exempted from certain corporate governance requirements of the Nasdaq Stock Market by virtue of being a foreign private issuer. As a foreign private issuer, we are permitted to follow the governance practices of our home country, the BVI, in lieu of certain corporate governance requirements of NASDAQ. As a result, the standards applicable to us are considerably different than the standards applied to domestic U.S. issuers. For instance, we are not required to:

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

We are a BVI company and substantially all of our assets are located outside of the United States. Virtually all of our assets and a substantial portion of our current business operations are conducted in the PRC. In addition, almost all of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons is located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce the U.S. courts judgments obtained in U.S. courts including judgments based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, many of whom are not residents in the United States, and whose significant part of assets are located outside of the United States. The courts of the BVI would recognize as a valid judgment, a final and conclusive judgment in person and obtained in the federal or state courts in the United States against the Company, under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) and would give a judgment based thereon provided that (a) such courts had proper jurisdiction over the parties subject to such judgment, (b) such courts did not contravene the rules of natural justice of the BVI, (c) such judgment was not obtained by fraud, (d) the enforcement of the judgment would not be contrary to the public policy of the BVI, (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the BVI, and (f) there is due compliance with the correct procedures under the laws of the BVI. In addition, there is uncertainty as to whether the courts of the BVI or the PRC, respectively, would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. In addition, it is uncertain whether such BVI or PRC courts would entertain original actions brought in the courts of the BVI or the PRC, against us or such persons predicated upon the securities laws of the United States or any state.

Because we are incorporated under the laws of the BVI, it may be more difficult for our shareholders to protect their rights than it would be for a shareholder of a corporation incorporated in another jurisdiction.

Our corporate affairs are governed by our memorandum and articles of association, by the BVI Business Companies Act, 2004 (as amended), or the BVI Act, and by the common law of the BVI. Principles of law relating to such matters as the validity of corporate procedures, the fiduciary duties of management, and the rights of our shareholders differ from those that would apply, if we were incorporated in the United States or another jurisdiction. The rights of shareholders under BVI law may not be as clearly established as the rights of shareholders are in the United States or other jurisdictions. Under the laws of most jurisdictions in the United States, majority and controlling shareholders generally have certain fiduciary responsibilities to the minority shareholders. Shareholders’ actions must be taken in good faith. Obviously unreasonable actions by controlling shareholders may be declared null and void. BVI law protecting the interests of minority shareholders may not be as protective in all circumstances as the law protecting minority shareholders in United States or other jurisdictions. Although a shareholder of a BVI company may sue the company derivatively, the procedures and defenses available to the company may result in the rights of shareholders of a BVI company being more limited than those of shareholders of a company organized in the United States. Furthermore, our directors have the power to take certain actions without shareholders’ approval, of which would require shareholders’ approval under the laws of most United States or other jurisdictions. The directors of a BVI corporation, subject in certain cases to the court’s approval but without shareholders’ approval, may implement a reorganization, merger or consolidation, sale of assets, property, part of the business, or securities of the corporation, of which is subject to a limit of up to 50% of such assets. The ability of our board of directors to create new classes or series of shares and the rights attached by amending our Memorandum of Association and Articles of Association without shareholders’ approval could have the effect of delaying, deterring or preventing a change in our control without any further action by the shareholders, including a tender offer to purchase our ordinary shares at a premium over then current market prices. Thus, our shareholders may have more difficulty protecting their interests in the face of actions by our board of directors or our controlling shareholders than they would have as shareholders of a corporation incorporated in another jurisdiction.

ITEM 4.	INFORMATION ON THE COMPANY

A. History and Development of the Company

General Information

The current legal and commercial name of the Company is China Information Technology, Inc. The Company was incorporated in the BVI under the BVI Act on June 18, 2012. The address of our principal place of business is 21st Floor, Everbright Bank Building, Zhuzilin, Futian District, Shenzhen, Guangdong Province 518040, People’s Republic of China. Our telephone number is (+86) 755-8831-9888. The name and address of our agent for service in the United States is Corporation Service Company, 80 State Street, Albany, NY 12207-2543.

Corporate History

Our predecessor company, CITN, was originally organized under the laws of the State of Florida on September 19, 1979 under the name Mark Thomas Publishing Inc. On April 29, 2003 we changed our name to Irish Mag, Inc. From our inception through October 8, 2006, we provided consulting services in the offset printing industry, targeting individual retail consumers as well as small to medium sized companies.

Between October 6, 2006 and January 31, 2007, our shareholders approved a series of transactions whereby we purchased all the issued and outstanding stock of CITH from our current Chairman and Chief Executive Officer, Jiang Huai Lin, for 25,500,000 shares of our common stock. As a result of these transactions, CITH and its wholly-owned subsidiary, IST, became our wholly-owned subsidiaries. Mr. Lin became the beneficial owner of 25,500,000 shares of our common stock, which, at January 31, 2007, constituted 80.8% of our issued and outstanding common stock. As a result of these transactions, our business operation was changed as a service provider of integrated geographic information services. On January 26, 2007, we changed our name to China Public Security Technology, Inc. to more accurately reflect our new business and commercial objectives.

On April 7, 2008, we re-incorporated in the State of Nevada by merging into China Information Security Technology, Inc., a subsidiary that we established in Nevada to effect the re-incorporation. As a result, our name was changed to China Information Security Technology, Inc. and we became a Nevada corporation.

On August 26, 2010, we changed our name to China Information Technology, Inc.

On October 31, 2012, we completed a corporate reorganization, whereby the Company, which was established as a subsidiary of CITN under the laws of the BVI to effect the reorganization, became the parent company of a publicly held entity. Consequently, CITN became a wholly-owned subsidiary of the Company. In connection with the reorganization, each outstanding share of the common stock of CITN was converted into the right to receive one ordinary share of the Company. The ordinary shares of the Company were listed on the NASDAQ Global Select Market under the trading symbol of “CNIT,” the same symbol under which the common stock of CITN were listed. Prior to the reorganization, shares of CITN’s common stock were registered pursuant to Section 12(b) of the Exchange Act. On October 31, 2012, the Company filed a Form 8-K12B under cover of a Form 6-K to establish the Company as the successor issuer to CITN pursuant to Rule 12g-3 under the Exchange Act. Pursuant to Rule 12g-3(a) under the Exchange Act, the ordinary shares of the Company, as successor issuer, were deemed registered under Section 12(b) of the Exchange Act. On November 13, 2012, CITN filed a Form 15 with the SEC to terminate the registration of the shares of its common stock and suspend its reporting obligations under Sections 13 and 15(d) of the Exchange Act. On November 19, 2012, we changed the name of CITN to China Information Technology (Nevada), Inc., which was liquidated and dissolved in July 2014.

Management Services Agreement

On July 1, 2007, our subsidiary IST entered into a management services agreement, or MSA, with iASPEC and its shareholders. Pursuant to the MSA, iASPEC granted IST an exclusive, royalty-free, transferable, worldwide license to use and install certain iASPEC software, along with copies of source and object codes relating to such software in any manner permitted by applicable laws for ten years. Also, IST licensed iASPEC a royalty-free, limited, non-exclusive license to the software without right of sub-license for the sole purpose of permitting iASPEC to carry out its business as presently conducted. IST was also granted the right to designate two Chinese citizens to serve as senior managers of iASPEC, to serve on iASPEC’s Board of Directors and assist in managing the business and operations of iASPEC. In addition, both iASPEC and IST agreed to require the affirmative vote of the majority of our Board of Directors, as well as at least one non-insider director, for certain material actions with respect to iASPEC. Furthermore, under the MSA, IST was entitled to receive 100% of the modified net profit of iASPEC, and would reimburse iASPEC for all net losses incurred. IST was also obligated to pay iASPEC $180,000 per year. If iASPEC or any of the iASPEC shareholders materially breaches the MSA and fails to remedy the breach within 60 days after receipt of notice from IST of such breach, iASPEC and its shareholders will be jointly and severally obligated to pay IST liquidated damages in an amount equal to the higher of (a) eight times the annualized revenues of IST for the last completed fiscal quarter, or (b) $50 million.

In connection with the MSA, IST also entered into a purchase option agreement, or Option Agreement, with iASPEC and its shareholders, effective as of July 1, 2007. Pursuant to the Option Agreement, the iASPEC shareholders granted IST, or its designee(s), an exclusive, irrevocable option to purchase from the iASPEC shareholders, from time to time, all or a part of iASPEC’s shares, according to an equity transfer agreement, or to purchase all or a part of iASPEC’s assets, according to an asset purchase and transfer agreement. However, according to the Option Agreement, the option may not be exercised by IST, if the exercise would violate any applicable laws and regulations in China or cause any license or permit held by, and necessary for the operation of iASPEC, to be cancelled or invalidated. Under the terms of the Option Agreement, the option is immediately exercisable at an exercise price of $1,800,000, in the aggregate, which is subject to regulatory approval. In addition, iASPEC and the iASPEC shareholders agreed to use their best efforts to acquire all necessary government approvals and other consents to complete a share purchase under the Option Agreement. The Option Agreement may be rescinded by IST upon 30 days’ notice, and will be terminated on the date, when we have purchased all remaining shares or assets of iASPEC, pursuant to the terms of the Option Agreement. If any of the parties breaches the Option Agreement and fails to remedy the breach, the breaching party will pay a penalty of RMB5,000,000 (approximately $683,600) to the non-breaching party or parties, and compensate the non-breaching party or parties for any losses caused by the breach.

As a result of the relationship with iASPEC, iASPEC became a variable interest entity of our Company. A variable interest represents a contractual or ownership interest in another entity that causes the holder to absorb the changes in fair value of the other entity’s net assets. Potential variable interests include holding economic interests; voting rights; or obligations to an entity; issuing guarantees on behalf of an entity; transferring assets to an entity; managing the assets of an entity; leasing assets from an entity; and providing financing to an entity. In consolidation of the variable interest entity is required by the enterprise that controls the economic risks and rewards of the entity, regardless of ownership. While we have held an economic interest in iASPEC since October 9, 2006, the MSA and the Option Agreement gave us controls over the business and operations of iASPEC. As a result, iASPEC’s financial data is subject to consolidation with our financial data, commencing July 1, 2007.

On July 1, 2008, our Chairman and Chief Executive Officer, Mr. Jianghuai Lin, entered into an Equity Transfer Agreement with Mr. Jin Zhu Cai, the owner of a 24% minority interest in iASPEC. Pursuant to the Agreement, Mr. Lin purchased Mr. Cai’s minority interest for a total consideration of RMB 60 million (approximately $8.7 million). As a result of the Equity Transfer Agreement, Mr. Lin holds 100% of the equity interests of iASPEC.

On December 13, 2009, IST, iASPEC and Mr. Lin, as the sole shareholder of iASPEC, amended and restated the MSA. Pursuant to the amended MSA, IST would continue to provide management and consulting services to iASPEC, subject to the following changes:

•

iASPEC agreed that IST will be entitled to receive ninety five percent (95%) of the modified net profit of iASPEC during the term of the agreement, to be calculated as follows: accrued accounts receivable plus net turnover (revenue), minus cost of sales, minus operating expenses, and minus accrued but not collected accounts receivable, but only if the result is a positive number. iASPEC is obligated to calculate and pay the modified net profit due to IST no later than the last day of the first month following the end of each fiscal quarter;

•

Mr. Lin agreed to enter into a pledge agreement with IST to pledge all his equity interests in iASPEC as security for his and iASPEC’s fulfillment of their respective obligations under the MSA, and to register the pledge agreement with the local Administration for Industry and Commerce;

•

Mr. Lin confirmed his status as the sole shareholder of iASPEC and his assumption of all the obligations of the iASPEC under the agreement, including a confirmation of his continuing obligation under a written guaranty, dated August 1, 2007, executed by the iASPEC shareholder in connection with the MSA;

•

Based on iASPEC’s needs for its development and operation, IST has the right, from time to time and at its sole discretion, to provide iASPEC with capital support either as an entrustment of funds to iASPEC, or as an advance to Mr. Lin, as iASPEC’s shareholder, for the sole purpose of making a capital contribution to iASPEC for use in the business of iASPEC. Any advance for capital contribution will be evidenced by an “advance agreement” in the form attached to the amended and restated MSA; and

•

IST agreed that it will not interfere in any business of iASPEC covered by iASPEC’s State Secret related Computer Information System Integration Certificate, including but not limited to, seeking access to relevant documents regarding such business. Nevertheless, iASPEC agreed to cooperate with the requests of the Company as necessary to comply with the Company’s reporting obligations to the SEC.

In addition, during the term of the amended MSA, certain material actions with respect to iASPEC will require the affirmative vote of the majority of the Board of Directors of the Company, including the affirmative vote of at least one member of which who is not employed by IST, iASPEC, or any affiliate of either of them. Such material actions include: (a) the nomination, appointment, election or replacement of any members of any Board of Directors of iASPEC (who must be a citizen of the PRC); (b) the approval of any profit distribution plan and loss compensation plan; (c) any merger, division, change of corporate form, dissolution or liquidation of iASPEC; (d) any loan or advance or other payments or transfers of funds from IST to iASPEC; (e) any declaration of any dividend or any distribution of profits by iASPEC; (f) the formation or disposition of any subsidiary by iASPEC, or acquisition or disposition of any equity interest or other interest in any other entity by iASPEC; (g) any corporate borrowing or lending by iASPEC, except for routine extension of terms to trade creditors; (h) the encumbrance of any assets of iASPEC under any lien, except in the ordinary course of business; (i) any change in the methods of accounting or accounting practices of iASPEC; (j) any change in the scope of business of iASPEC, or any decision to engage in any type of business other than those engaged in by iASPEC as of the date of the agreement or (k) any agreement to do any of the foregoing.

After the amended MSA was executed, based on the advice of the Company’s PRC legal counsel, in January 2010 all the parties to the MSA decided not to enter into a pledge agreement.

The amended MSA has a term of 30 years unless otherwise earlier terminated by the parties by one of the following means:

•

Either iASPEC or IST may terminate the amended MSA immediately (a) upon a material breach by the party of its obligations and the failure of such party to cure such breach within 30 working days after written notice from the non-breaching party; or (b) upon the filing of a voluntary or involuntary petition of bankruptcy by the party or of which the party is the subject to or insolvency of the party, or the commencement of any proceedings placing the party in receivership, or of any assignment by the party for the benefit of creditors; or

•	The amended MSA may be terminated at any time by IST upon 90 calendar days’ written notice delivered to all other parties.

Upon effective date of termination of the amended MSA: (a) IST will cease providing management services to iASPEC; (ii) IST will deliver to iASPEC all chops and seals of iASPEC; (iii) IST will deliver to iASPEC all of the financial and other books and records of iASPEC, including any and all permits, licenses, certificates, and other proprietary and operational documents and instruments; (iv) the senior managers who are recommended by IST and elected as directors of iASPEC will resign from the Board of Directors of iASPEC in a lawful way; and (v) the software license that iASPEC granted to IST according to the amended MSA will terminate unless otherwise agreed by the parties. In addition, any amounts owing from one party to the other, on the effective date of termination under the terms of the amended MSA, will continue to be liable and payable despite such termination.

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

Acquisitions

On November 7, 2007, we acquired 100% of the equity interests of ISSI, and its PRC operating subsidiary, TopCloud, for which we paid approximately $7.1 million in cash with 883,333 shares of the Company’s stock. On July 16, 2012, ISSI and iASPEC entered into an equity transfer agreement, pursuant to which ISSI agreed to transfer 100% of its equity interest in TopCloud to iASPEC for a purchase price of approximately RMB 54.0 million (approximately $8.57 million).

On February 1, 2008, we acquired 100% of the equity interests of ISIID, and its PRC operating subsidiary, Bocom, for a purchase price of approximately $18,000,000. We paid approximately $9,000,000 of the purchase price in cash and the remaining $9,000,000 was paid in 1,125,000 shares.

On April 7, 2008, iASPEC acquired Geo, pursuant to (1) a share purchase and capital injection agreement, dated February 16, 2008, by and among iASPEC, Wuhan Wuda Venture Capital Co., Ltd., Song Ai Hong‚ and Geo, for the purchase of 46% of Geo with a purchase price of approximately $4.8 million, and (2) a share purchase agreement, dated February 16, 2008, between iASPEC and Li Wei, for the purchase of 2.4% of Geo with a purchase price of approximately $0.7 million. On September 3, 2010, Geo increased its registered capital from RMB 60 million (approximately $8.8 million) to RMB 79.2 million (approximately $11.7 million). The RMB 19.2 million (approximately $2.8 million) increase in capital was contributed by iASPEC and a group of new shareholders, consisting of the management teams of both GEO and iASPEC, including Mr. Jiang Huai Lin, our Chief Executive Officer. On August 30, 2013, Mr. Huang Chengdong, Geo’s minority shareholder, disposed his interest in Geo of total RMB 7.0 million, while PPG Business Management and Advisory Center L.P. (“PPG”) injected capital in Geo for total of RMB 9.0 million and four natural person shareholders invested patent rights valued at approximately RMB 2.0 million, which reinforced Geo’s operating business. As a result of the capital injection, the equity interest owned by iASPEC in Geo was reduced from 57.00% to 50.37% .

On October 31, 2008, we completed the acquisition of Kwong Tai International Technology Limited, a Hong Kong company, or Kwong Tai, and its PRC operating subsidiary, Zhongtian, from Wide Peace International Investments Limited, or Wide Peace, for a purchase price of $16.5 million. We paid $9.9 million (approximately RMB 67.6 million) in cash, and the remaining $6.6 million was paid in 1,280,807 shares of the Company’ common stock.

Wide Peace was obligated to return 355,164 of the purchased shares to us, if Zhongtian did not attain an audited after tax net income, or ATNI, at minimum of $2.2 million for the fiscal year of 2009, and an additional 355,164 of the shares, if Zhongtian did not attain an audited ATNI of $2.9 million for the fiscal year of 2010. The 2009 and 2010 targets of ATNI were met by Zhongtian.

On October 1, 2009, we completed the acquisition of HPC Electronics (China) Company, Ltd., a Hong Kong company, or HPC and its PRC operating subsidiary, Information Security IoT Technology Co., Ltd. (ISIOT) (former Huipu Electronics (Shenzhen) Co., Ltd.” from Ms. Rita Kwai Fong Leung for a purchase price of $16.0 million. We paid $8.0 million (approximately RMB 54.6 million) of the purchase price in cash, and the remaining $4.0 million in 1,101,930 shares of the Company’ common stock. We were also obligated to issue and deliver to Ms. Leung up to an additional 1,101,930 shares of our common stock in accordance with certain make good provisions agreed between the parties, if HCP attained certain audited consolidated ATNI thresholds for fiscal years 2010 through 2012. On August 26, 2011, the parties entered into an amendment to the purchase agreement. Pursuant to the amendment, we waived the requirement for HPC to attain the ATNI thresholds for fiscal years 2011 and 2012, and agreed to issue 344,353 shares of the Company’s common stock to Ms. Leung in consideration for termination of employment with Ms. Leung and certain other members of HPC’s management with immediate effect. We also obtained a release of all claims that Ms. Leung and the related members of HPC’s management have or may have against us. The parties agreed that the termination of the relationship would put us in a better position to execute our management strategies related to HPC.

On May 5, 2011, Kwong Tai and iASPEC entered into an equity transfer agreement. According to the Agreement, Kwong Tai agreed to transfer 100% of its equity interest in Zhongtian to iASPEC for a purchase price of RMB 20.2 million (approximately $3.1 million). On December 29, 2011, Zhongtian’s registered capital was increased by RMB 7.5 million (approximately $1.2 million) from RMB 33.2 million (approximately $5.2 million) to RMB 40.7 million (approximately $6.4 million). This contribution was made by members of the management of Zhongtian, including Mr. Jiang Huai Lin, our Chief Executive Officer. As a result of the capital increase, the equity interest owned by iASPEC in Zhongtian was reduced from 100% to 81.65% .

On February 20, 2012, Zhongtian, increased its registered capital from RMB40.7 million (approximately $6.2 million) to RMB 42.5 million (approximately $6.5 million). The RMB 1.8 million (approximately $0.3 million) was contributed by new shareholders, comprising the management teams of Zhongtian, including Mr. Lin, the Company’s Chief Executive Officer. As a result of the capital increase, the equity interest owned by iASPEC in Zhongtian was reduced from 81.65% to 78.21% .

On August 30, 2013, a minority shareholder disposed of its interest in Geo totaling RMB 7.0 million (approximately $1.1 million). In addition, in 2013, various individual shareholders injected capital in Geo totaling of RMB21.5 million (approximately $3.5 million), and four other shareholders contributed patent rights valued at RMB2.0 million (approximately $0.3 million). Influx of capital contrition and patents reinforced Geo’s operating business. As a result of the capital increase, Geo’s minority interest increased from 47.46% to 49.63%, while the equity interest owned by iASPEC in Geo was decreased from 52.54% to 50.37% .

On September 10, 2013, iASPEC purchased common shares of Zhongtian from minority interest holders for a total of RMB 2.3 million (approximately $0.4 million). As a result, the equity interest owned by iASPEC in Zhongtian was increased from 78.21% to 83.72% .

On September 18, 2013, IST HK and iASPEC entered into an equity transfer agreement, pursuant to which iASPEC transferred 100% of equity interests in TopCloud, to IST HK, for a purchase price of RMB 54.0 million (approximately $8.8 million).

On April 30, 2014, iASPEC purchased common shares of Zhongtian from minority interest holders for RMB 6.9 million (approximately $1.1 million). As a result, the equity interest owned by iAPSEC in Zhongtian was further increased from 83.72% to 99.99% .

On April 30, 2014, iASPEC purchased common shares of Geo from minority interest holders for RMB 8.3 million (approximately $1.3 million). As a result, the equity interest owned by iAPSEC in Geo was further increased from 50.37% to 54.89% .

On September 16, 2014, iASPEC and Shenzhen Yunchao Software Internet Co., Ltd., a PRC company, or Yunchao, entered into an equity transfer agreement to acquire 100% equity interest of Yuntao’s subsidiary, Shenzhen Biznest Internet Software Co., Ltd., or Biznest, for the total consideration of approximately $12.7 million, consisting of approximately $7.5 million to be paid in cash and 1,543,455 ordinary shares to be issued by the Company. Both the cash consideration and the ordinary shares have been delivered as of the date of this report.

Newly Formed Subsidiary

On November 3, 2014, iASPEC formed a wholly owned PRC subsidiary, Shenzhen Taoping Internet Technology Co. Ltd. (“Taoping”), to construct online exchange for out-of-home advertisement resources. Taoping pairs small to medium sized enterprise (SME) corporate advertisers, who seek marketing and advertising channels with owners of networked digital display media terminals with display screen of 21 inch to 75 inch in size. Currently, Taoping is a module of our Yunfa Net (www.pubds.com), an information distribution and advertising delivery system, serving as an exchange platform for advertising time slot management of digital screens owned by our customers of new media industry.

Disposal of Subsidiary

On November 6, 2015, iASPEC entered into an equity transfer agreement with certain individual and institutional purchasers. Pursuant to the transfer agreement, iASPEC sold all of its ownership in Geo, which constituted approximately 54.89% of total capital stock of Geo for an aggregate of RMB 91.3 million (approximately $14.7 million). Pursuant to the transfer agreement, the transferees agreed to pay the purchase price in four installments by March 30, 2016. The purchase price had been fully collected by the Company as of February 29, 2016.

On November 9, 2015, iASPEC entered into an equity transfer agreement with a certain institutional purchaser. Pursuant to the transfer agreement, iASPEC sold all of its ownership of Zhongtian, which constituted 100% of total capital stock of Zhongtian for an aggregate of RMB 30.0 million (approximately $4.8 million). Pursuant to the agreement, the transferee paid the purchase price in three installments by May 31, 2016.

On January 31, 2015, the Company deregistered Information Security Int’l Investment & Development Ltd (ISIID) in line with its business restructure. The deregistration did not result in any gain or loss for the year ended December 31, 2015.

On March 31, 2016, the Company disposed of Information Security Software Investment Limited (“ISSI”), a wholly-owned subsidiary, to an unrelated third party. On August 1, 2016, the Company also disposed of Dongguan Information Security Technology (China) Co., Ltd. (“IST DG”) to an unrelated party. Both IST DG and ISSI were holding companies. The Company divested these two subsidiaries as it determined that they were no longer necessary for the business of the Company. There was no consideration exchanged for the disposals that resulted in a total loss of approximately $0.6 million for the year ended December 31, 2016.

“Going Private” Transaction

On June 22, 2015, the Company announced that its Board of Directors received a preliminary, non-binding proposal letter (the “Proposal”), dated June 19, 2015, from Mr. Jianghuai Lin ("Mr. Lin"), Chairman and Chief Executive Officer of the Company, Mr. Zhiqiang Zhao (“Mr. Zhao”), Director and Chief Operating Officer of the Company, Mr. Junping Sun (“Mr. Sun”), Senior Vice President of the Company and Mr. Jinzhu Cai (“Mr. Cai”), an individual investor (together with Mr. Lin, Mr. Zhao and Mr. Sun, the "Buyer Group"), proposing a "going-private" transaction to acquire all of the outstanding ordinary shares of the Company not already owned by the Buyer Group at a proposed price of $4.43 per ordinary share.

On July 1, 2015, the Board of Directors announced that a special committee, consisting of three independent and disinterested directors of the Company, Mr. Yusen Huang, Mr. Remington Hu, and Dr. Yong Jiang, (the “Special Committee”) was formed to consider the previously announced non-binding "going private" proposal that the Board received from the Buyer Group.

On August 19, 2015, the Special Committee announced the engagements of Duff & Phelps Securities, LLC and Duff & Phelps, LLC as its financial advisors, and Gibson, Dunn & Crutcher LLP as its legal counsel, to review and evaluate the Proposal.

On October 11, 2016, the Buyer Group submitted a letter to the Special Committee to notify the Special Committee that the Buyer Group had unanimously determined to withdraw the Proposal. The withdrawal of the Proposal became effective on October 11, 2016.

Corporate Structure

The following diagram illustrates our corporate structure as of the date of this report.

Principal Capital Expenditures and Divestitures

For the year ended December 31, 2016, our total capital expenditures and divestitures were $3.46 million and $12.31 million, respectively. For the year ended December 31, 2015, our total capital expenditures and divestitures were $4.6 million and $45.1 million, respectively. For the year ended December 31, 2014, our total capital expenditures and divestitures were $8.6 million and $16.5 million, respectively. Such expenditures and divestitures were primarily related to the purchase and sale of long-lived assets and business acquisitions.

B. Business Overview

General

We were founded in 1993. Headquarter of the Company is located in Shenzhen, China. As of December 31, 2016, we had approximately 125 employees and 10 sales offices nationwide.

We are a leading provider of cloud-app technologies for Smart City IoT platforms, digital advertising delivery, and other internet-based information distribution systems in China. Our Internet ecosystem enables all participants of the new media community to efficiently promote branding, disseminate information, and exchange resources. In addition, we provide a broad portfolio of software, hardware with fully integrated solutions, including Information Technology infrastructure, Internet-enabled display technologies, and IoT platforms to customers in government, education, residential community management, media, transportation, and other private sectors.

Prior to 2014, we generated the majority of our revenues through selling our products and services mostly to the public service entities to help them improve their operational efficiency and service quality. Our representative customers included China Ministry of Public Security, provincial bureaus of public security, fire departments, traffic bureaus, police stations, human resource departments, urban planning boards, civic administrations, land resource administrations, mapping and surveying bureaus, and the Shenzhen General Station of Immigration Frontier Inspection.

Since 2014, we have expanded and diversified our customer base to the private sector as well. Our customers in the private sector include, among others, elevator maintenance companies, residential community management, advertising agencies, auto dealerships, and educational institutes. Our new corporate mission is to make publicity accessible and affordable for businesses of all sizes.

We generated revenues from sales of hardware products, software licenses, system integration services, and related maintenance and support services. Starting in 2015, with the introduction of our cloud-based software as a service (SaaS) offering, we expect to generate additional recurring monthly revenues from SaaS fees. In 2016, a small portion of our revenue was generated from SaaS, which is expected to increase in the coming years with the roll-out of our cloud-based elevator IoT and ad display terminals.

We report financial and operational information in the following two segments:

(1)

Cloud-based Technology (CBT) segment — The CBT segment is our current and future focus of corporate development. It includes our cloud-based products and services offered to customers in the private sector including new media, healthcare, education, and residential community management. In this segment, we generate revenues from the sales of hardware and total solutions of hardware integrated with proprietary software and content. Starting in the fourth quarter of 2014, we also began to generate additional revenue from monthly software licensing and Software-as-a Service (SaaS) fees.

(2)

Traditional Information Technology (TIT) segment —The TIT segment includes our project-based technology products and services offered to the public sector, including Digital Public Security Technology (DPST) and Multi-screen Digital Display Systems (MDDS). In this segment, we generate revenues from the sales of software and systems integration services.

Industry Overview

General

Urbanization is the primary driver for the demand of our Cloud-based solutions for advertising placement and public information dissemination. China’s urbanization rate has accelerated in the past 30 years. Urban population has grown by over 100 million in the past five years to more than 793 million in 2016. According to Chinese Social Development Research, approximately 70% of the Chinese population is expected to live in urban areas by 2035. Urban lifestyle revolves around consumption of information, goods, and services that necessitates advertising and public information dissemination. At the same time, urbanization has imposed considerable pressure on land use, environment protection, and municipal infrastructure. Urbanization has also led to increasing demands for equitable treatment for all dwellers in the cities.

In the first quarter of 2014, China’s State Council unveiled a new urbanization plan for the period from 2014 to 2020 in an effort to steer the country onto a more humanistic and environmentally friendly urbanization path. The plan will increase the country’s investment in urban infrastructure, public service facilities, and affordable housing constructions. It also calls for closer coordination between urban and rural developments, better optimization of city planning, and tighter integration of environmental protection measures into urbanization efforts. The plan also projects new construction of 20,000 to 50,000 skyscrapers around the country, as well as implementation of mass transit systems in more than 170 cities by 2025. In addition, it requires construction of regular railways to connect all medium sized cities of over 200,000 in population and high-speed railways to connect large cities of over 500,000 in population by 2020. Also, it plans to expand the nation’s civil aviation network to cover 90 percent of its total population.

As a result of urbanization, the number of elevators in China has increased sharply in recent years. According to the General Administration of Quality Supervision of China (AQSIQ), the number of elevators operating in China reached 4.3 million by the end of 2015, representing an average annual growth rate of 10%. In reaction to the increasing elevator safety challenges, the AQSIQ, mandated cities and urban areas to utilize technologies, especially IoT technologies, to improve the efficiency of elevator maintenance, emergency response, and government supervision.

Out-of-Home Digital Advertising Market in China

Rising urbanization has resulted in prevalent traffic congestions throughout China. In medium to large sized cities, people on an average spend 39 minutes of commuting time to work. According to China New-type Urbanization Report (2014-2018), in densely populated tier one cities including Beijing, Guangzhou, and Shanghai, it costs commuters 14, 12, and 11 minutes every day in traffic jams, respectively. In Beijing, a megacity of over 20 million residents, the daily commute takes 52 minutes, the worst of all Chinese cities.

While traffic jams are a headache for urban commuters and city planners, they present revenue generating opportunities for out-of-home advertisers, who seek attentive audience at high traffic areas. According to China watching e-commerce analyst EnfoDesk (“EnfoDesk”), the out-of-home digital advertising market in China grew to RMB 12.8 billion in 2016, representing a 12% CAGR growth.

The growth, starting in 2013, can be attributed to three factors: 1) macroeconomic recovery in China has encouraged businesses to increase their advertising spending; 2) industry leaders have led consolidation in the out-of-home advertising market and grown their market share in tier one cities like Beijing, Guangzhou, Shanghai, and Shenzhen; 3) rapid advancement in Internet and mobile technologies has resulted in new O2O (offline-to-online) advertising opportunities.

According to China Industry Information Net, the estimated total market size of China's out-of-home advertising was RMB113 billion in 2015, and is expected to reach RMB 190 billion in 2018, with a CAGR of 19%. Cosmetics, beverage, and financial service companies are ranked as top spenders consistently. Internet and real estate companies also increased their advertisement spending significantly.

Over 50% of the advertisers rated commercial buildings and public transportation hubs as the top two prime locations for advertisement placement. Commercial buildings raked in RMB 40 billion of advertising revenue in 2016, and public transportation hubs raked in RMB 45 billion of advertising revenue in the same period of time. The number of advertisers opting for residential buildings also increased considerably. Precision advertisement uses digital technologies, such as internet-based ads management and distribution and big data analysis, to target its audience, and continues to be the advertisers’ focal point, which resulted in the increasing demands for digital advertising.

Market Trends

In addition to urbanization, two technological developments further accelerate the demand for our CBT products and services: 1) offline-to-online migration of display terminals and 2) adoption of Quick Response (QR) codes.

Currently, most of the advertising display terminals in China are not connected to any network. Consequently, updating their media contents requires onsite manual operation through flash drives or other means. They also tend to have low asset utilization rates. Based on our own primary research, we have estimated that offline terminals have an average asset utilization rate of 40% in tier-one cities, 30% in tier-two cities, and 20% in tier-three and smaller cities. In comparison, content on cloud-based terminals can be remotely uploaded, updated, and managed resulting in substantial labor cost savings for terminal operators, i.e. advertising agencies. In addition, cloud-based terminals offer advertising agencies the flexibility of fine-tuning advertisement schedules on the fly and customizing advertisement content at each location as specific as one single office building. More importantly, idle time slots on cloud-based terminals can be discovered and sold on Taoping, an online resource exchange platform of ours that was released in the fourth quarter of 2015 as a module of our Yunfa Net (www.pubds.com), an information distribution and advertising delivery system. Therefore, asset utilization rate of advertising agencies can be greatly improved. As a result, there is a growing demand to convert offline terminals into networked terminals using our CBT products and services.

Furthermore, the wide adoption of QR codes is also positively impacting the demand for our cloud-based products and services. A QR code is a digital barcode that contains merchants’ information. By incentivizing consumers to scan the QR code embedded in advertisement, advertising agencies can analyze the effectiveness of their advertisements and adjust their sales and marketing tactics on a real-time basis. In China, the application of QR codes is permeating from tier-one cities to the rest of the country. Although QR codes have frequently appeared in print ads as well as in digital ads displayed on offline terminals, the codes can be changed only as frequently as the advertisement itself. The data brought in to advertising agencies by the QR codes cannot be segmented by precise locations or time slots, and thus can generate only limited insight into viewer behavior. In contrast, individualized QR codes embedded in advertisement displayed on networked terminals can vary by location and time slot, and offer advertising agencies deeper insights at a much higher precision than offline terminals or print ads. Consequently, adoption of QR codes is further driving the demand for our cloud-based ad display terminals.

Our Products and Services

In the CBT segment, we provide cloud-based ecosystem solutions to three end markets: 1) new media, 2) education, and 3) residential community management. Underpinning our ecosystems are our industry-specific integrated technology platform, resource exchange, and big data analysis services. In 2014, we sold our cloud-based solutions predominately to the Chinese new media industry. Starting from 2015, we further expanded our customer base into education and residential community management markets.

For the new media industry, we provide our software as a service to automate the entire interactive workflows between advertising agencies and their customers, including, among others, establishing new advertising projects, submitting advertisement proposals, revising and approving advertising proposals, processing payment online, remotely uploading advertisement content, and tracking and analyzing performance data.

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

Our CAT platform can be accessed from a variety of devices, including networked display terminals, desktop computers, and mobile devices. It can operate in all operating systems, including Windows, Android and iOS. It unifies all access points into one unique user account, through which a user can log onto our cloud system and enjoy all available software features and functions.

Our Resource Exchange

Building on top of our CAT platform is our industry-specific resource exchange. For the new media industry, in the fourth quarter of 2015, we released a resource exchange called “Taoping” as a module of our proprietary cloud-based information distribution and ad delivery platform - Yunfa Net (www.pubds.com). Taoping means “search and select display terminals” in Chinese. Taoping pairs those, who seek, with those who own out-of-home advertisement resources, and facilitates their transactions online.

For example, a local advertising agency based in Shenzhen City may need to place advertisement in Guangzhou City, but does not own any display terminals in Guangzhou. Through Taoping, the advertising agency can search available display terminals by location, venue, and time slots, find suitable resources, negotiate rental prices with terminal owners, and process payments online. Then through Taoping, the advertising agency can upload advertisement content onto remote terminals, manage display schedules, monitor advertisement performances, make necessary editing to the advertisement, and update advertisement content.

Taoping enables advertising resource owners to improve their asset utilization rates and returns on investments. At the same time, Taoping allows advertisement promoters to leverage available advertising resources in other geographic regions, and cost effectively expand into new business territories.

Our Big Data Services

Building on top of our resource exchange is our big data analysis service. After we release our resource exchange, we plan to compile and analyze data related to buyer/seller behavioral preferences, so that we can provide value-added services to our customers.

For example, through big data analyses, we will be able to make insightful suggestions to advertising resource owners with regards to specific types of venues being displayed at specific time slots will likely garner high rental fees and the optimal range of rental fees they could charge for each type of resources they own. For advertising promoters, we will be able to provide advices such as the optimal combination of terminals to rent in order to reach the biggest possible audience they desire, and attain the greatest impact while staying within their advertising budget.

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

•

New Media Elevator Management – Our New Media Elevator Management solution integrates advertisement placement with safety supervision into one single technology unit. The built-in LED screen of the unit delivers high definition digital advertisement, while its safety sensors and data collectors transmit operational and technical data of the elevator to the appropriate property managers, safety supervisors, and maintenance crew, so that the latter can efficiently maintain operational safety of the elevator, and instantaneously respond to emergencies. Because our New Media Elevator Management solution combines public safety with media display, property managers view our products as of strategic importance to their daily operations, they welcome our products better than the ones that are pure advertisement display terminals without safety devices. As a result, we are able to help advertising agencies that purchase our products to attain customers more easily and enter into new markets more cost effectively. In addition, the Elevator Management platform could be sold as a separate product depending on customer needs facilitating digital elevator maintenance, big data solution for elevator maintenance company, residential management, and government authorities.

•

New Media Transportation Management – Our New Media Transportation Management solution remotely uploads advertisement content together with critical transportation information -- such as arrival and departure schedules, delay or cancellation notifications, gate assignments, and station announcements – into our cloud infrastructure and displays the content on our large-screen terminals strategically placed at high-traffic transportation hubs, including high-speed railway stations, subway stations, airports, and onboard public buses. Because our Transportation New Media Application combines advertisement display with transportation information crucial to commuters, we enable advertising agencies that purchase our products to attain large and attentive audiences at prime locations, which in turn help them achieve good advertisement placement rates and generate high revenue dollars.

•

New Media Community Management – Our New Media Community Management solution combines advertisement display with dissemination of community information. Placed within various high-rise residential communities, our large screen display terminals serve as a window of information into various resources available to community residents, including community maps, news updates, emergency announcements, safety precautions, health tips, recreational activities, and local commercial promotions.

Product Warranty

For our TIT segment, we usually offer a one-year or three-year warranty for our system integration services depending on the project. Our warranty includes support services, minimal updates and system maintenance. Based on our past experiences, the cost of our warranty provision has been immaterial.

For our CBT segment, we provide a one-year warranty for our digital displays. The actual warranty service is carried out by our OEM partners, with whom we have obtained a contractual guarantee that they will repair or replace any defective hardware products that we have purchased on behalf of our customers. Our OEM partners ultimately bear and are liable for the costs of product warranty. Consequently, our own cost of warranty has been minimal.

Sales and Marketing

We develop new business by identifying and contacting potential new customers and through referrals, or by direct contacts by new customers as a result of our strong brand recognition and reputation in the industry. We solidify our market presence through various types of marketing campaigns, such as participating in exhibitions, trade shows, and seminars, developing distributors and dealers, and presenting solutions to prospective customers. Currently we have 30 salespeople in 10 offices nationwide.

Customers

In fiscal years 2016, three customers represented 10% or more of our total revenue. In fiscal years 2015, and 2014, no single customer represented 10% or more of our total revenue. The following tables provide revenue by our major customers for the years ended December 31, 2016, 2015 and 2014.

Year 2016
	Revenues	% of
	(Thousands)	Revenues
Haojing (Xiamen) Media CO., Ltd	$2,823	28%
Fujian Furun Jing Cheng Information Technology CO., Ltd	1,724	17%
Fujian Haoxin Network Technology CO., Ltd	1,385	14%
Beijing Kai Yuan ChengJjing Culture Development CO., Ltd	915	9%
Guandong Wicrown Information Technology Co., Ltd	412	4%
TOTAL	$7,259	72%

Year 2015

	Revenues	% of
	(Thousands)	Revenues
Panzhihua GangCheng Group Co., Ltd.	$556	5%
Chongqing KangPuDa Technoloy Limited	483	5%
Chongqing BiFeng Technoloy Limited	476	5%
Dazhou ZhiXiang Technoloy Limited	304	3%
Beijing HeXinRuiTong Power Technology Co., Ltd.	298	3%
TOTAL	$2,117	21%

Year 2014

	Revenues	% of
	(Thousands)	Revenues
Information Technology Office of Shenzhen Municipal Public Security Bureau	2,291	6%
Henan Chuangjing Technology Limited	1,645	4%
BenQ Corporation	1,320	3%
Hebei Xinshen Technology Limited	953	2%
Futian District of Shenzhen Municipal Public Security Bureau	912	2%
TOTAL	$7,121	17%

Competition

In the CBT segment, there are many small IT service companies in China providing one-off software packages to solve one aspect of the problems, but not the integrated solutions combining technology platform, resource exchange, and big data services like ours. For example, in the new media industry, we encounter competition from 56iq.com, Fujian Star-net Communication Co., Ltd, Shanghai View Show Technology Co., Ltd., and Maipu Communications Technology Co., Ltd. We do not compete with advertising agencies, such as Focus Media, Air Media, and VisionChina, because we are not an advertising agency nor do we place advertisement ourselves.

In the TIT segment, we encounter competition from Beijing Founder Digital Co., Ltd., Beijing Easymap Information Technology Co., Ltd., Esri, Super Map Software Co., Ltd., and Zondy Cyber Group Co., Ltd. in the geographic information system industry.

Compared with our competitors, we believe we have the following advantages:

•

We provide integrated ecosystem solutions that combine technology platform, resource exchange and big data services. Our solution not only helps our customers improve their operational efficiency and reduce their labor cost, more importantly, helps them maximize their asset utilization rate and increase their revenue. For example, by utilizing our solution, an advertising agency can upload its advertisement content from a centralized location to geographically dispersed display terminals keeping its maintenance staff from traveling to each terminal and updating media content manually. In addition, the advertising agency can list its idle assets on Taoping, our resource exchange, and lease display terminals to other agencies by location and time slot generating additional revenue from their existing assets.

•

Our solution has high scalability, availability, and flexibility. Because our technology solution is architected from ground up using the latest cloud-computing technology, our system can easily scale up to handle a rapidly increasing amount of data. In addition, as the number of display terminals connected to our network continues to grow, our system is able to handle additional workload and workflows to ensure high availability of each terminal. More importantly, because we own our cloud infrastructure and platform, we have the flexibility of changing or upgrading our software anytime without any constraints.

•

Our solution has a high level of security guarantee. Because we own the entire stack of technology infrastructure and terminals, we have a solid security fortress to prevent hackers from breaking into our system. In addition, because we have over 10 years of experience providing large-scale information systems to the public entities, such as police stations and public security bureaus, we have a track record of protecting our network from security intrusions or breaches. Lastly, to protect ourselves from national security concerns, we have an operational agreement with China’s Internet Oversight Board to inspect and filter all of our advertisement contents before uploading it onto our display network.

•

Our solution combines digital network with physical assets establishing a high barrier to entry than other internet related companies. Our proprietary Cloud-Application-Terminal platform has integrated three layers of technology: cloud storage, application software, and display terminals. Although it is relatively easy for potential competitors to develop software application with technology advancement nowadays, it will take them a considerable amount of time and capital to replicate our nationwide physical network of cloud-based display terminals.

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

In 2014, continuing our transition from the public sector to the private sector, we identified new media, healthcare, education, and residential community management as the four core end markets on which we would focus. After fortifying our own software R&D effort through our acquisition of Biznest in September 2014, we decided to exit the hardware manufacturing business and complete our transformation into a software company. In November 2014, we initiated the process of closing our own manufacturing facilities and transferring hardware production to our OEM partners. Transferring hardware production to our OEM partners was completed during 2015. As a result, we wrote off a large amount of accounts receivable and took substantial goodwill and identifiable intangible asset impairment charges in 2015 and 2016.

As part of transition from the traditional IT business to the cloud-based business, we sold iASPEC’s 100% equity holding in Zhongtian and 54.89% equity holding in Geo in 2015. Proceeds from these sales totaling $19.5 million will be invested in the development and market expansion of our new cloud-based business, as well as used to pay off a portion of our short term debts.

Intellectual Property

Our success depends, in part, on our ability to maintain and protect our proprietary technology and to conduct our business without infringing on the proprietary rights of others. We rely primarily on a combination of copyrights, patents, trademarks, and trade secrets, as well as executions of employee and third-party confidentiality agreements, to safeguard our intellectual property.

As of December 31, 2016, through our wholly-owned subsidiaries IST and TopCloud, we had 62 registered and copyrighted software products and held 23 patents. In addition, our variable interest entities, including iASPEC, Biznest and Bocom, hold 97 registered and copyrighted software products and 52 patents.

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

Regulations

Because all of our operating entities are located in the PRC, we are regulated by the national and local laws of the PRC. This section summarizes the major PRC regulations relating to our business.

Permits and Certificates

Our PRC subsidiary IST is a Shenzhen City Software Enterprise and holds ISO 9001:2000 Certification, Environment Management System Certificate, and National High-Tech Enterprise Certification. However, fulfillment of certain information technology system integration contracts with PRC Governmental customers is restricted to entities that possess the necessary government licenses and approvals, which IST does not have. Through our wholly-owned subsidiaries IST, TopCloud and ISIOT, as well as our variable interest entities, we hold the following permits and certificates:

Name	Expiration Date	Company
ISO 9001:2000 Certification	Valid till July 18, 2019	IST
Environment Management System Certificate	Valid till July 12, 2018	IST
National High-tech Enterprise	Valid till November 1, 2018	IST
National High-tech Enterprise	Valid till July 24, 2017	TopCloud
National High-tech Enterprise	Valid till November 2, 2018	Biznest
Design, Implementation and Repair Qualification PRC Telecom Value-added Business License	Valid till October 17, 2018	Biznest
ISO 9001 Certification	Valid till November 25, 2019	Bocom
ISO 14001 Certification	Valid till August 9, 2019	Bocom
ROHS Certification	Valid till July 14, 2019	Bocom

Taxation

Under The Enterprise Income Tax Law (“EIT Law”), and its implementing rules, the statutory tax rate is 25% on Entities that are approved as High Technology Enterprises by the PRC government are eligible for a preferential tax rate of 15%.

Under the EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a resident enterprise and subject to an EIT of 25% on its global income. The implementing rules define the term “de facto management bodies” as “an establishment that exercises, in substance, overall management and control over the production, business, personnel, accounting, etc., of a Chinese enterprise.” If the PRC tax authorities subsequently determine that we should be classified as a resident enterprise, then global income of our public holding company will be subject to PRC income tax of 25%. For detailed discussion of PRC tax issues related to resident enterprise status, see Item 3 “Key information—D. Risk Factors—Risks Relating to Doing Business in China—Under the EIT Law, we may be classified as a ‘resident enterprise’ of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC shareholders.”

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

On August 29, 2008, SAFE promulgated Circular 142 which regulates the conversion by a foreign-funded enterprise of foreign currency into RMB by restricting how the converted RMB may be used. In addition, SAFE promulgated Circular 45 on November 9, 2011 in order to clarify the application of Circular 142. Under Circular 142 and Circular 45, the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of foreign-invested enterprises. The use of such RMB capital may not be changed without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations of Circular 142 and Circular 45 could result in severe penalties, such as heavy fines as set out in the relevant foreign exchange control regulations. On July 4, 2014, SAFE promulgated SAFE Circular 36, which launched a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises in certain designated areas from August 4, 2014. However, SAFE Circular 36 continues to prohibit foreign-invested enterprises from directly or indirectly using the Renminbi converted from their foreign exchange capitals for purposes beyond its business scope. On March 30, 2015, SAFE promulgated Circular 19, to expand the reform nationwide. Circular 19 will come into force and replace both Circular 142 and Circular 36 on June 1, 2015. Circular 36 allows enterprises established within the pilot areas to use their foreign exchange capitals to make equity investment and removes certain other restrictions provided under Circular 142 for these enterprises. Circular 19 will remove those restrictions for all foreign-invested enterprises established in the PRC. However, both Circular 36 and Circular 19 continue to prohibit foreign-invested enterprises from, among other things, using the Renminbi fund converted from its foreign exchange capitals for expenditure beyond its business scope, providing entrusted loans or repaying loans between non-financial enterprises.

Dividend Distributions

Under applicable PRC regulations, FIEs in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a FIE in China is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reach 50% of its registered capital. These reserves are not distributable as cash dividends. The board of directors of a FIE has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds, which may not be distributed to equity owners, except in the event of liquidation.

After-tax profits/losses with respect to the payment of dividends out of accumulated profits and the annual appropriation of after-tax profits as calculated pursuant to PRC accounting standards and regulations do not result in significant differences as compared to after-tax earnings as presented in our financial statements. However, there are certain differences between PRC accounting standards and regulations and U.S. generally accepted accounting principles, arising from different treatments of items such as amortization of intangible assets and change in fair value of contingent consideration rising from business combinations.

In addition, under the EIT Law, the Notice of the State Administration of Taxation on Negotiated Reduction of Dividends and Interest Rates issued on January 29, 2008, the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion effective on December 8, 2006, and the Notice of the State Administration of Taxation Regarding Interpretation and Recognition of Beneficial Owners under Tax Treaties effective on October 27, 2009, dividends from our PRC operating subsidiaries paid to us through our Hong Kong subsidiaries may be subject to a withholding tax at a rate of 10%, or at a rate of 5%, if our Hong Kong subsidiaries are considered a “beneficial owner” that is generally engaged in substantial business activities and entitled to treaty benefits under the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion.

Circular 37

On July 14, 2014, SAFE issued a Circular on Relevant Issues Relating to Domestic Residents’ Investments, Financings, and Roundtrip Investments through Special Purpose Vehicles, or Circular 37, which replaced the Circular 75. Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in Circular 37 as a “special purpose vehicle.” Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material events. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities. Also, the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

As we stated under “Risk factors—Risks Relating to Doing Business in China— Failure to comply with PRC regulations relating to the investment in offshore special purpose companies by PRC residents may subject our PRC resident stockholders to personal liability, limit our ability to acquire PRC companies or to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us or otherwise materially adversely affect us,” we have notified substantial beneficial owners of our company, whom we know are PRC residents to comply with the registration obligation. However, we may not be aware of the identities of all our beneficial owners who are PRC residents. In addition, we do not have control over our beneficial owners and cannot assure you that all of our PRC resident beneficial owners will comply with Circular 37. The failure of our beneficial owners, who are PRC residents to register or amend their SAFE registrations in a timely manner pursuant to Circular 37, or the failure of future beneficial owners of our company, who are PRC residents to comply with the registration procedures set forth in Circular 37 may subject such beneficial owners or our PRC subsidiaries to fines and legal sanctions. Failure to register or amend the registration may also limit our ability to contribute additional capital to our PRC subsidiaries or receive dividends or other distributions from our PRC subsidiaries or other proceeds from disposal of our PRC subsidiaries, or we may be penalized by SAFE.

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

Our executive offices are located at 21st Floor, Everbright Bank Building, Zhuzilin, Futian District, Shenzhen, China, for which IST currently has land use rights. Our executive offices consist of approximately 1,200 square meters, all of which are dedicated to administrative office space. We have fully paid the land use fees. Our other property primarily consists of computer equipment, servers, licensed software, furniture and fixtures. We currently do not have any intention to make large scale improvements or developments with respect to these properties. This office facility property is currently collateralized for our certain short-term bank loans.

On November 14, 2014, we entered into an agreement to sell our Fuyong Industrial Park to an unrelated third party for a cash consideration of RMB 375 million. As of December 2015, the cash consideration had been fully collected.

iASPEC and Bocom lease offices, employee dormitories, and factory space in Shenzhen and Chongqing in the PRC, pursuant to lease agreements that will expire on various dates through December 2017. Rent expense for the years ended December 31, 2016, 2015, and 2014, was approximately $95, 000, $219,000 and $282,000, respectively.

We believe that all our properties have been adequately maintained and kept in good condition suitable for our business.

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

A. Operating Results

Overview

We are a leading provider of integrated cloud-based platform, exchange, and big data solutions to the Chinese new media, education residential community management, and elevator IoT industries. Our Internet ecosystem enables all participants of the new media community to efficiently promote brands, disseminate information, and exchange resources. In addition, we provide a broad portfolio of software, hardware and fully integrated solutions, including information technology infrastructure, Internet-enabled display technologies to customers in government, education, healthcare, media, transportation, and other private sectors.

We were founded in 1993 and are headquartered in Shenzhen, China. As of December 31, 2016, we had approximately 125 employees and 10 sales offices nationwide.

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

Since 2014, we have diversified our customer base beyond the public sector into private sectors. Our private sector customers include, among others, advertising agencies, auto dealerships, hotels, shopping malls, educational institutes, beauty spas, and etc. Our new corporate mission is to make publicity accessible and affordable for businesses of every size.

In 2014, we generated revenues from sales of hardware products, software licenses, system integration services, and related maintenance and supporting services. Starting in 2015, with the introduction of our cloud-based software as a service (SaaS) offering, we generated additional recurring monthly revenues from SaaS fees. Although the revenue from SaaS is relatively small in 2016, it is expected to pick up quickly in 2017 along with the roll-out of our cloud-based new media terminals and elevator IoT box.

Principal Factors Affecting Our Financial Performance

Demand for Software Products and Services

The revenue growth and profitability of our business depend on the overall market demand for software products and related services. The demand for our CBT products is attributable to rapid urbanization and rising living standards in China. As a result of migration to the cities, individuals’ disposable income and, consumptions of information to assist their purchases of goods and services increase as well. Consequently our CBT products become increasingly receptive to advertisements displayed at public locations. Meanwhile, rising competition has driven merchants and service providers to seek advertisements as a way to make their brands visible and memorable that drives up the demand for innovative advertising technology like our cloud-based software and services.

The demand for our TIT products is attributable to digitization of public services in China. Over the past two decades, the Chinese government has encouraged the development and use of information technology in all spheres of governmental agendas, private industries, education, and cultural affairs. The term “Informatization” or “xinxihua” has been coined in China to describe the overall process of software application in China, and has become a linchpin of state and local economic development strategies in the recent years.

Taxation

CNIT and CITH are incorporated in the BVI, and not subject to taxation in that jurisdiction. Under the “anti-inversion” rules of Section 7874 of the U.S. Internal Revenue Code, CNIT is treated for U.S. federal taxation purpose as a U.S. corporation and, accordingly, is subject to U.S. federal income tax on its worldwide income with a maximum income tax rate of 35%.

CNIT is subject to United States income taxe at a tax rate of 35%. No provision for income tax in the United States has been made as CNIT has no taxable income in the United States.

IST HK, and HPC are incorporated in Hong Kong and subject to a Hong Kong Profits Tax of 16.5% according to the current Hong Kong tax laws.

Under the Chinese EIT Law, IST, ISIOT and TopCloud, are approved as High Technology Enterprises and respective income tax rates are reduced to 15%. Biznest enjoys EIT at the tax rate of 12.5% . iASPEC and Bocom are subject to regular EIT at 25%.

Business Segment Information

Segment information is consistent with how management reviews business health, makes investment, allocates resources, and assesses operating performances. Transfers and sales between reportable segments, if any, are recorded at cost.

We report financial and operational information in the following two segments:

(1)

Cloud-based Technology (“CBT”) segment — The CBT segment is our current and future focus of corporate development. It includes our cloud-based products and services offered to private sectors, including new media, healthcare, education, and residential community management. In this segment, we generate revenues from sales of hardware and total solutions consisting of integrated hardware and proprietary software along with platform content. Starting in the fourth quarter of 2014, we also began to generate additional revenues from monthly software licensing and Software-as-a Service (“SaaS”) fees.

(2)

Traditional Information Technology (“TIT”) segment — The TIT segment includes our project-based technology products and services sold to the public sector, including Digital Public Security Technology (DPST) and Multi- screen Digital Display System (MDDS). In this segment, we generate revenues from sales of software and systems integration services.

For more information regarding our operating segments, see Note 22 (Consolidated Segment Data) to our audited consolidated financial statements included elsewhere in this report.

Results of Operations

Comparison of Years Ended December 31, 2016 and 2015

The following table sets forth key components of our results of operations for fiscal years ended December 31, 2016 and 2015, both in dollars and as a percentage of our revenue.

	December 31, 2016			December 31, 2015
					% of
	Amount	% of Revenue		Amount	% of Revenue
Revenue	$10,193,590	100.00%		$10,284,868	100.00%
Costs of revenue	7,607,190	74.63%		6,381,205	62.04%
Gross profit	2,586,400	25.37%		3,903,663	37.96%
Administrative expenses	(8,342,842)	(81.84%	)	(11,223,502)	(109.13)%
Research and development expenses	(3,044,972)	(29.87%	)	(3,446,867)	(33.51)%
Selling expenses	(1,334,147)	(13.09%	)	(2,661,545)	(25.88)%
Impairment of intangible assets and goodwill	(4,442,367)	(43.58%	)	(8,918,427)	(86.71)%
Impairment of property, plant and equipment	-	-		(4,616,679)	(44.89)%
Loss from operations	(14,577,928)	(143.01%	)	(26,963,357)	(262.16)%
Subsidy income	223,166	2.19%		501,404	4.88%
Gain on sale of assets	-	-		29,994,037	291.63%
Loss on disposal of consolidated entities	(575,956)	(5.65%	)	-	-
Loss on sale of deposits for land use right	(2,762,033)	(27.10%	)	-	-
Other (loss) income, net	(326,546)	(3.20%	)	776,233	7.55%
Interest income	17,420	0.17%		76,716	0.75%
Interest expense	(498,931)	(4.89%	)	(3,116,777)	(30.30)%
Change in fair value of warrants liability	34,175	0.34%		(5,657,988)	(55.01)%
Loss before income taxes	(18,466,633)	(181.16%	)	(4,389,732)	(42.66)%
Income tax expense	(57,844)	(0.57%	)	(4,305,028)	(41.86)%
Loss from continuing operations	(18,524,477)	(181.73%	)	(8,694,760)	(84.52)%
Less: net loss (income) attributable to non-controlling interest	353,876	3.47%		(308,473)	(3.00)%
Net loss from continuing operations attributable to Company	(18,170,601)	(178.26%	)	(9,003,233)	(87.52)%
Income from discontinued Operations	-	-		1,667,853	16.22%
Income tax benefit	-	-		(168,882)	(1.64)%
Net income from discontinued operations				1,498,971	14.58%
Net loss attributable to Company	$(18,170,601)	(178.26%	)	$(7,504,262)	(72.94)%

Revenue. We generate revenues from selling hardware, software, system integration, software as a service, and other technology-related services. For the year ended December 31, 2016, our revenue was $10.2 million, slightly decreased from $10.3 million for the year ended December 31, 2015. The decrease was primarily due to our continuing transition from a traditional custom-made IT software development and system integrations (TIT) provider to the public sector to a cloud-based technology (CBT) solutions provider to private enterprise.

The following table shows our revenue, percentage of revenue, cost of revenue, and gross margin, by revenue categories:

	Year Ended December 31, 2016					Year Ended December 31, 2015
		% of	Cost of	Gross			% of	Cost of	Gross
	Revenue	Revenue	Revenue	Margin		Revenue	Revenue	Revenue	Margin
Hardware	$6,553,090	64.29%	5,512,305	15.88%		$4,953,139	48.16%	$2,910,334	41.24%
Software	2,347,197	23.03%	921,432	60.74%		3,200,905	31.12%	1,267,834	60.39%
System Integration	628,880	6.17%	1,078,103	(71.43%	)	1,012,088	9.84%	1,745,647	(72.48)%
Others	664,423	6.51%	95,350	85.65%		1,118,736	10.88%	457,390	59.12%
Total	$10,193,590	100.00%	7,607,190	25.37%		$10,284,868	100.00%	$6,381,205	37.96%

A breakdown of revenue, percentage of revenue, cost of revenue and gross margin by segments is as follows:

	Year Ended December 31, 2016					Year Ended December 31, 2015
		% of	Cost of	Gross			% of	Cost of	Gross
	Revenue	Revenue	Revenue	Margin		Revenue	Revenue	Revenue	Margin
TIT Segment	$1,488,882	14.61%	2,410,596	(61.91%	)	$2,970,952	28.89%	2,819,717	5.09%
CBT Segment	8,704,708	85.39%	5,196,594	40.30%		7,313,916	71.11%	3,561,488	51.31%
Total	$10,193,590	100.00%	7,607,190	25.37%		$10,284,868	100.00%	6,381,205	37.96%

Cost of revenue and gross profit. As indicated in the tables above, our cost of revenue increased by $1.2 million, or 19.21%, to $7.6 million, for the year ended December 31, 2016, from $6.4 million for the year ended December 31, 2015. As a percentage of revenue, our cost of revenue increased to 74.63% during the year ended December 31, 2016, from 62.04% during the year ended December 31, 2015. As a result, gross profit as a percentage of revenue was 25.37% for the year ended December 31, 2016, a decrease of 12.59% from 37.96% for the year ended December 31, 2015. The decrease in the overall gross margin primarily resulted from significant deterioration of cost position in the TIT segment as revenue declined by 50% from the prior year with same level of cost of revenue consisting of maintenance fees for certain close-out government projects. An increase in sales of our cloud-based elevator advertising terminal, a standardized product consisting of screen hardware, our proprietary cloud software, and service, also contributed a moderate decrease in gross margin.

Administrative expenses. Our administrative expenses consist primarily of compensation and benefits for our general management, finance and administrative staff, professional advisor consulting fees, audit fees, and other expenses incurred in connection with general operations. Our administrative expenses decreased by $2.9 million, or 25.67%, to $8.3 million for the year ended December 31, 2016, from $11.2 million for the year ended December 31, 2015. As a percentage of revenue, administrative expenses decreased to 81.84% for 2016, from 109.13% for 2015. Such decrease was primarily due to our continued transition to the CBT business, which resulted in reduction in headcount and overhead in traditional TIT business segment.

Research and development expenses. Our research and development expenses consist primarily of personnel related expenses, as well as costs associated with new software and hardware development and enhancement. Our research and development expenses decreased by $0.4 million, or 11.66%, to $3.0 million for the year ended December 31, 2016, from $3.5 million for the year ended December 31, 2015. As a percentage of revenue, research and development expenses decreased to 29.87% for 2016, from 33.51% in 2015. Research and development expenses were consistent with prior year.

Selling expenses. Our selling expenses consist primarily of compensation and benefits to our sales and marketing staff, traveling costs, and other selling activities related costs. Our selling expenses decreased by $1.3 million, or 49.87%, to $1.3 million for the year ended December 31, 2016, from $2.7 million for the year ended December 31, 2015. This decrease was attributed to our continuous downsizing of sales force in TIT segment..

Impairment of intangible assets and goodwill. As we transition our business focus from the public sector to the private sector, and from a hardware manufacturer to a software and cloud-based solutions provider, we analyzed our operations and tested our goodwill and intangible assets for impairment in 2016 and 2015. We recognized goodwill and intangible assets impairment loss of $4.4 million and $8.9 million for the periods ended December 31, 2016 and 2015, respectively.

Impairment of property, plant and equipment. As a result of shifting our business strategy from a hardware manufacturer to a software and cloud-based solutions provider we started closing our factory in late 2014, and began selling most of our manufacturing related property, plant, and equipment and disposing of the remainder. Closure of factory was completed in 2015. Consequently, we recorded $-0- million and $4.6 million of impairment in property, plant and equipment for the years ended December 31, 2016 and 2015, respectively.

Subsidy income. Because we have developed a number of products that are promoted and designated by the Chinese government as highly innovative technology, we received governmental incentivized subsidies of $0.2 million and $0.5 million in for the years ended December 31, 2016 and 2015, respectively.

Gain on sale of assets. As previously discussed, we completed the sale of our factory related real estate property and resulted in a gain of approximately $30.0 million on the sale of these assets.

Loss on disposal of consolidated entities. In August 2016, we disposed of our wholly-owned subsidiary Dongguan Information Security Technology (China) Co., Ltd. (“IST DG”) to an unrelated third party, as the company determined that it was no longer necessities for the organization. The disposal resulted in a loss of approximately $0.6 million for the year ended December 31, 2016.

Loss on sale of deposits for land-use right. In September 2016, due to the shift of business strategy and transformation of our business, we terminated the purchase agreement with Dongguan municipal government for purchase of a piece of land located in Dongguan. In addition, we sold the land-use right deposit receivable of approximately $13.2 million without recourse to an unrelated party, in a consideration of approximately $10.4 million with an installment payment plan until December 31, 2019. The sale of deposit receivable resulted in a loss of approximately $2.8 million

Other (loss) income. Other loss for the year ended December 31, 2016 was approximately $0.3 million, compared to other income of approximately $0.8 million in 2015. Other loss in 2016 was primarily due to the disposal of the obsolete inventories.

Interest expense. Interest expense for the year ended December 31, 2016 was approximately $0.5 million, significantly decreased from approximately $3.1 million in 2015. The decrease was primarily a result of the shrink of our short-term bank loans in 2016.

Income tax expense. We recorded income tax expense of $57,844 in 2016, as compared to $4.3 million of income tax expense in 2015, which was attributable to gain on sales of assets. The income tax expense decrease was primarily due to our operating loss in 2016.

Change in fair value of warrants liability. In 2016, we recorded a gain of approximately $34,000 in change in the fair value of the warrant derivative liability in comparison to a $5.7 million of expense recorded in 2015, in connection with our equity offering closed in May 2015.

Net loss attributable to Company. As a result of the cumulative effect of the foregoing factors, we incurred a net loss attributable to the Company of $18.2 million for the year ended December 31, 2016, as compared to a net loss of $7.5 million for the year ended December 31, 2015.

Comparison of Years Ended December 31, 2015 and 2014

The following table sets forth key components of our results of operations for fiscal years ended December 31, 2015 and 2014, both in dollars and as a percentage of our revenue.

	December 31, 2015		December 31, 2014
	Amount	% of Revenue	Amount	% of Revenue
Revenue	$10,284,868	100.00%	$38,634,747	100.00%
Costs of revenue	6,381,205	62.04%	28,146,390	72.85%
Gross profit	3,903,663	37.96%	10,488,357	27.15%
Administrative expenses	(11,223,502)	(109.13)%	(20,837,181)	(53.93)%
Research and development expenses	(3,446,867)	(33.51)%	(1,477,246)	(3.82)%
Selling expenses	(2,661,545)	(25.88)%	(4,240,097)	(10.97)%
Impairment of intangible assets and goodwill	(8,918,427)	(86.71)%	(7,015,727)	(18.16)%
Impairment of property, plant and equipment	(4,616,679)	(44.89)%	(827,319)	(2.41)%
Loss from operations	(26,963,357)	(262.16)%	(23,909,213)	(61.89)%
Subsidy income	501,404	4.88%	676,159	1.75%
Gain on sale of assets	29,994,037	291.63%	-	-
Other income (loss), net	776,233	7.55%	(407,616)	(1.06)%
Interest income	76,716	0.75%	408,121	1.06%
Interest expense	(3,116,777)	(30.30)%	(5,858,770)	(15.16)%
Change in fair value of warrants liability	(5,657,988)	(55.01)%	-	-
Loss before income taxes	(4,389,732)	(42.66)%	(29,091,319)	(75.30)%
Income tax (expense) benefit	(4,305,028)	(41.86)%	4,599,559	11.91%
Loss from continuing operations	(8,694,760)	(84.52)%	(24,491,760)	(63.39)%
Less: net (income) loss from continued operations attributable to non- controlling interest	(308,473)	(3.00)%	404,662	1.05%
Net loss from continuing operations attributable to the Company	(9,003,233)	(87.52)%	(24,087,098)	(62.35)%
Income (loss) from operations of discontinued Operations	1,667,853	16.22%	(5,049,880)	(13.07)%
Income tax expense	(168,882)	(1.64)%	(210,658)	(0.55)%
Income (loss) from discontinued operations	1,498,971	14.58%	(5,260,538)	(13.62)%
Less: Net loss from discontinued operations attributable to the non-controlling interest	-	-	116,289	(0.30)%
Net income (loss) from discontinued operations attributable to Company	1,498,971	14.58%	(5,144,249)	(13.32)%
Net loss attributable to Company	$(7,504,262)	(72.94)%	$(29,231,347)	(75.66)%

Revenue. For the year ended December 31, 2015, our revenue was $10.3 million, compared to $38.6 million for the year ended December 31, 2014, a decrease of $28.3 million, or 73.38% . The decrease was primarily due to two factors: (1) in 2015 we continued shifting hardware production from our own factory to OEM partners; as a result our hardware revenue reduced to $4.9 million in 2015, as compared to $22.6 million; (2) our strategic business transformation from the traditional IT business to the cloud-based business resulted in a decrease in the revenue of customized software and system integration, from $15.2 million in 2014, to $4.2 million in 2015.

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

Cost of revenue and gross profit. As indicated in the tables above, our cost of revenue decreased by $21.8 million, or 77.33%, to $6.4 million, for the year ended December 31, 2015, from $28.1 million for the year ended December 31, 2014. As a percentage of revenue, our cost of revenue decreased to 62.04% for the year ended December 31, 2015, from 72.85% for the year ended December 31, 2014. As a result, gross profit as a percentage of revenue was 37.96% for the year ended December 31, 2015, an increase of 10.81% from 27.15% for the year ended December 31, 2014. The increase in the overall gross margin primarily resulted from the Company's strategic shift from a traditional IT business to a cloud-based technology business, which commands higher margins.

Administrative expenses. Our administrative expenses decreased by $9.6 million, or 46.14%, to $11.2 million for the year ended December 31, 2015, from $20.8 million for the year ended December 31, 2014. As a percentage of revenue, administrative expenses increased to 109.13% for 2015, from 53.93% for 2014. Such increase was primarily due to the significant decrease in revenues for which we are continuing to address this concern through reduction in headcount and overhead into 2016.

Research and development expenses. Our research and development expenses increased by $2.0 million, or 133.33%, to $3.4 million for the year ended December 31, 2015, from $1.5 million for the year ended December 31, 2014. As a percentage of revenue, research and development expenses increased to 33.51% for 2015, from 3.82% in 2014. Such increase was primarily due to the increased R&D personnel in accordance with our increasing focus on the CBT business in 2015.

Selling expenses. Our selling expenses decreased by $1.6 million, or 37.23%, to $2.7 million for the year ended December 31, 2015, from $4.2 million for the year ended December 31, 2014. This decrease was attributed to our downsizing of sales force in the traditional IT business. As a percentage of revenue, our selling expenses increased to 25.88% for 2015, from 10.97% for 2014.

Impairment of intangible assets and goodwill. As we transition our business focus from the public sector to the private sector and from a hardware manufacturer to a software and cloud-based solutions provider, we analyzed our operations and tested our goodwill and intangible assets for impairment in 2015 and 2014. We recognized a goodwill and intangible assets impairment loss of $8.9 million, and $7.0 million for the years ended December 31, 2015 and 2014, respectively.

Impairment of property, plant and equipment. As a result of shifting our business strategy from a hardware manufacturer to a software and cloud-based solutions provider, we started closing factory and began selling most of our factory related property, plant, and equipment, and disposing of the remainder. Consequently we recorded $4.6 million and $0.8 million of impairment in property, plant and equipment for the years ended December 31, 2015 and 2014, respectively.

Subsidy income. Because we have developed a number of products that are promoted and designated by the Chinese government as highly innovative technology, we received governmental incentivized subsidies of $0.5 million and $0.7 million for the periods ended December 31, 2015 and 2014, respectively.

Gain on sale of assets. In 2015, we completed the sale of our factory related real estate property and recorded a gain of $30.0 million on the sale of these assets.

Income tax expense. We recorded income tax expense of $4.3 million for the year ended December 31, 2015. We recorded a $4.6 million of income tax benefit in 2014 that was primarily resulted from a reversal of a deferred tax asset in 2014, which was utilized in 2015 after we sold our factory-related real estate property.

Change in fair value of warrants liability. We recorded $5.7 million of expense in changes in the fair value of the warrant derivative liability in connection with our equity offering finalized in May 2015.

Net loss attributable to the Company. As a result of the cumulative effect of the foregoing factors, we had a net loss attributable to the Company of $7.5 million for the year ended December 31, 2015, as compared to a net loss of $29.2 million for the year ended December 31, 2014.

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

Revenue Recognition

The Company generates its revenues primarily from four sources, (1) hardware sales, (2) software subscription, (3) software sales, and (4) system integration services. The Company’s revenue recognition policies are in accordance with SEC Staff Accounting Bulletin No. 104, "Revenue Recognition", FASB ASC No. 605-35 "Construction-Type and Production-Type Contracts" ("FASB ASC 605-35"), and FASB ASC No. 605-25 “Multiple-Element Arrangements” (“FASB ASC 605-25”), and FASB ASC 985-605 “Software – Revenue Recognition” (“FASB ASC 985-605”).

Hardware

Hardware revenues are generated primarily from the sale of elevator IoT box and display technology products and are recognized only when persuasive evidence of an arrangement exists, delivery has occurred and upon receipt of customers’ acceptance, the price to the customer is fixed or determinable in accordance with the contract, and collectability is reasonably assured. Hardware products include hardware and software essential to the hardware products’ functionalities. The Company accounts for hardware sales in accordance with FASB ASC 605-25. Accordingly, the Company has identified three deliverables regularly included in arrangements involving the sale of hardware products. The first deliverable, which represents the substantial portion of the allocation sales price, is the hardware and software essential to the functionality of the hardware products delivered at the time of sale. The second deliverable is the embedded right to receive on a when-and-if-available basis, future unspecified software upgrades relating to the products essential software. The third deliverable is the non-software services to be provided to the hardware products. The Company allocates revenue among these deliverables using the relative selling price method. Because the Company has neither Vendor-Specific Objective Evidence of fair value (VSOE) nor Third-Party Evidence of Selling Price (TPE) for these deliverables, the allocation of revenue is based on the Company’s ESPs. Revenue allocated to the delivered hardware and related essential software is recognized at the time of sales provided other conditions for revenue recognition have been met.

The Company’s process for determining its EPS for deliverables without VSOE or TPE considers multiple factors that may vary depending on the unique facts and circumstances related to each deliverable, including, where applicable, prices charged by the Company and market trends in the pricing for similar offerings, product specifics business objectives, estimated cost to provide the non-software services and the relative ESP of the upgrade rights and non-software services as compared to the total selling prices of the products. The Company has indicated it may from time to time provide future unspecified software upgrades to the hardware products’ essential software and/or non-software services free of charge.

In November 2014, we started closing down our own hardware manufacturing facilities and outsourcing production to our OEM partners. We also shifted to our OEM partners after-sale support of hardware products sold to our private-sector customers. The Company’s OEM partners are ultimately responsible for support and product warranty of hardware. Therefore, the Company normally does not defer hardware revenue for potential product warranty. Hardware sales are classified on the “Revenue-hardware” line on the Company’s consolidated statement of operations.

Software subscription

Starting in the fourth quarter of 2014, the Company began to generate software subscription revenues from the private sector. The basis for the Company’s software subscription and license revenue recognition is substantially governed by the accounting guidance contained in ASC 605-25, Software-Revenue Recognition.

In the private sector, the Company’s customers pay software subscription fee for the right to access and use the Company’s proprietary Cloud-Application-Terminal platform, which does not require significant customization and modification to the customers’ specifications. For software subscription arrangements that usually do not require customers’ acceptance, the Company’s customers subscribe to the Company’s Cloud-Application-Terminal platform as a service. The Company generates software-as-a-service (SaaS) revenues selling its Cloud-based Technology platform as a monthly subscription service. The Company’s SaaS revenues are generally recognized ratably over the contract term commencing with the date its service is made available to customers and all other revenue recognition criteria have been satisfied, when: (1) the Company enters into a legally binding agreement with a customer for the subscription of software platform; (2) the Company delivers the products; (3) the sale price is fixed or determinable and free of contingencies or significant uncertainties; and (4) collection is probable. Revenues from software subscription contracts are classified on the “Revenue-products” line on the Company’s consolidated statements of operations. The Company has indicated that it may from time to time provide future unspecified software upgrades to the Company’s Cloud-Application-Terminal platform free of charge.

Non-software element arrangements of training, technical support, and future unspecified software upgrades related to use our Cloud-Application-Terminal platform are included in the monthly subscription fee. The facts of training to use our Cloud-Application-Terminal platform being a one-time event during the first introduction of the platform to the customers, technical support being on a needed basis, and software upgrades being infrequent on the when-and-if-available basis and free of charge, the fair value of these elements is immaterial to overall monthly software subscription based on the Company’s best estimate, and the Company does not allocate any portion of software subscription revenue to the non-software elements and does not defer revenue associated with non-software elements. The Company will continuously monitor the fair value of these elements and see if the cost would be material to allocate the fair value.

Software Sales

In the public sector, our customers pay us a fixed price to design and develop software products specifically customized for their needs. Software development projects usually include developing software, integrating various isolated software systems into one, and testing the system. The design and build services, together with the integration of the various elements, are generally determined to be essential to the functionality of the delivered software, and accordingly revenue is recognized using the percentage of completion method of accounting in accordance with FASB ASC 985-605. The percentage of completion for each contract is estimated based on the ratio of direct labor hours incurred to total estimated direct labor hours.

When customers purchase software, the Company will provide subsequent software updates and support. The Company has identified two deliverables regularly included in arrangements involving the sale of software products and the rights to receive, on a when-and-if-available basis, future unspecified software upgrades and support and maintenance. Because software is highly specialized and stable, subsequent upgrade or enhancement is infrequent. The fair value of software support and maintenance is immaterial. Therefore the Company does not allocate revenue for future upgrades or support.

As a result of our business transformation from traditional IT business to integrated cloud-based solutions, most IT projects performed by iASPEC are being phased out. Due to the high risk of uncollectablility, the Company has recognized revenues when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services.

Revenues from software development contracts are classified on the “Revenue-Software” line on the Company’s consolidated statement of operations.

System Integration Services

System integration revenues are generated from fixed-price contracts which combine both customized software development and integration, and non-customized hardware. System integration projects usually include the purchase of hardware, software development, and integration of various systems into one, and test of the system. Accordingly, system integration revenues contain multiple deliverable elements including: (1) software development and integration, and (2) hardware, both of which are clearly outlined in contracts executed with customers. Revenue from the software element is recognized using the percentage of completion method of accounting outlined above under software revenues. Revenue from the hardware element is recognized when all four revenue recognition criteria are met, as outlined above under hardware revenues, which generally occurs upon customer acceptance. The hardware component of system integration projects consists of standard products and requires only minor modification and an insignificant amount of labor to meet customers’ needs. Collectively, revenues from system integration projects are recognized using percentage of completion based on the ratio of costs incurred to total estimated costs, and are classified on the “Revenue-System-Integration” line on the Company’s consolidated statement of operations.

The Company accounts for system integration projects in accordance with FASB ASC 605-25. To determine the selling price of each unit of account included within the system integration contracts, the Company uses vendor-specific objective evidence (VSOE) for the software component, and third-party evidence for the hardware component. In addition, the Company provides post contract support (PCS), which includes telephone technical support that is not essential to the functionality of the software or hardware elements. Although VSOE does not exist for PCS, because (1) the PCS fees are included in the total contract amount, (2) the PCS service period is for less than one year, (3) the estimated cost of providing PCS is not significant, and (4) unspecified upgrades enhancements offered are minimal and infrequent. The Company recognizes PCS revenue upon delivery and customer acceptance.

Contract periods are usually less than six months, and typical contract periods for PCS are 12 months.

Customers are billed in accordance with contract terms, which typically require a partial payment at the signing of the contract, partial payment upon delivery and customer acceptance, with the remainder due within a stated period of time not exceeding 12 months. Occasionally, the Company enters into contracts which allow a percentage (usually 5%) of the total contract price to be paid one to three years after completion of a system integration project. Revenues on these extended payments are recognized upon completion of the terms specified in the contract and collectability is reasonably assured.

No rights of return are allowed except for non-conforming products, which have been insignificant based on historical experiences. If non-conforming products are returned due to software issues, the Company will provide upgrades or additional customization to suit customers’ needs, which is infrequent and immaterial. In cases where the non-conforming is a result of integrated hardware, the Company returns the hardware to the original vendor for replacement. . For hardware products sold to our public sector customers, we remain responsible for providing after-sale support due to contractual requirements specific to the public sector. However, the original vendors of hardware are ultimately liable for replacement of defective or non-confirming products.

Changes in estimates for revenues, costs and profits are recognized in the period in which they are determinable. When the Company’s estimates indicate that the entire contract will be performed at a loss, provision for the entire loss is recorded in the current accounting period.

Accounts Receivable

We regularly evaluate and monitor the credit worthiness of our customers individually. We establish an allowance for doubtful accounts based upon estimates, historical experience and other factors surrounding the credit risk of specific clients, and utilize both specific identification and a general reserve to calculate allowance for doubtful accounts. The amount of receivables ultimately not collected by us has generally been consistent with expectations and the allowance established for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off against the allowance.

Inventories

We value inventories at the lower of cost (First-in-First-out “FIFO”) or market price. Market price is the estimated selling price in the ordinary course of business less the estimated cost of completion and the estimated costs necessary to make the sale. We perform analyses of slow-moving or obsolete inventory periodically and any necessary valuation reserves, which could potentially be significant, are included in the period in which the evaluations are completed. Inventory impairments result in a new cost basis for accounting purposes.

Income Taxes

Deferred income taxes are provided on an asset and liability approach for financial accounting and reporting of income taxes. Deferred income taxes are recognized for all significant temporary differences at enacted rates and classified as non-current based upon the classification of the related asset or liability in the financial statements. A valuation allowance is provided to reduce the amount of deferred tax assets, if it is considered more likely than not that some portion, or all of the deferred tax asset will not be realized. The Company classifies interest and/or penalties related to unrecognized tax benefits, if any, as a component of income tax provisions.

Goodwill

In accordance with FASB ASC topic 350, we review goodwill impairment annually or more frequently, if an event occurs or circumstances change that would reduce the fair value below its carrying value.

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

Long-Lived Assets

Long-lived assets held and used by the Company are reviewed for impairment, whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. It is reasonably possible that these assets could become impaired as a result of technology or other changes in the industry. Recoverability of an asset to be held and used is determined by comparing its carrying amount with the net undiscounted future cash flows it should generate. If such asset is considered to be impaired, the impairment to be recognized is measured by how much its carrying amount exceeds its fair value. Assets held for disposal, if any, are reported at the lower of the carrying amount or fair value less costs to sell.

Management reviews impairment of property, plant and equipment, if an event occurs or circumstances change that would more likely than not reduce the fair value of the property, plant and equipment to below its carrying value. Management used the discounted cash flow method to estimate the fair value of the property, plant and equipment.

Recent Accounting Pronouncements

Please refer to Note 2 to our audited consolidated financial statements for a discussion of relevant pronouncements.

B. Liquidity and Capital Resources

As of December 31, 2016, we had cash and cash equivalents of $3.8 million.

On May 26, 2015, we closed a registered direct offering (the “Registered Direct Offering”), in which we sold 2,102,484 ordinary shares to certain institutional investors at the price of $6.44 per share. In addition, warrants to purchase an aggregate of 1,576,863 ordinary shares of the Company were issued to the investors. Gross proceeds from the offering were approximately $13.5 million. After deducting offering expenses, the net proceeds of approximately $12.8 million from the Registered Direct Offering are used for working capital and general corporate purposes.

In previous years, with respect to private-sector customers, we generally provided for a payment term of 90 days. For certain strategic customers, we extended the payment term up to 120 days. Starting from 2015, we have implemented far more stringent cash collection policies than ever before. With our private-sector customers, we generally require 30% of cash down payment at the signing of a sales contract and the reminder 70% to be paid prior to product shipment.

Management performs ongoing credit evaluations, and we maintain an allowance for potential credit losses based upon history of credit losses and accounts receivable aging analysis. We estimated that the amount of probable credit losses in existing accounts receivable was equal to the allowance for doubtful accounts of $2.6 million as of December 31, 2016 and $5.0 million at December 31, 2015. The following table describes the movement in the allowance for doubtful accounts during the year ended December 31, 2016:

Balance at December 31, 2015	$5,029,107
Increase in allowance for doubtful accounts	1,004,135
Amounts written off as uncollectible	(2,900,447)
Amounts recovered during the year	(177,903)
Foreign exchange difference	(329,127)
Balance at December 31, 2016	$2,625,765

The following table summarizes the key cash flow components from our consolidated statements of cash flows for the periods indicated.

Cash Flows

	Year Ended December 31,
	2016	2015	2014
Net cash used in operating activities-continuing operations	$(2,821,053)	$(25,319,197)	$(12,514,459)
Net cash used in operating activities-discontinued operations	-	(595,404)	(115,066)
Net cash used in operating activities	(2,821,053)	(25,914,601)	(12,629,525)
Net cash provided by investing activities-continuing operations	9,102,582	40,526,336	7,851,482
Net cash provided by (used in) investing activities- discontinued operations	-	1,558,581	(1,530,773)
Net cash provided by investing activities	9,102,582	42,084,917	6,320,709
Net cash (used in) provided by financing activities-continuing operations	(7,153,747)	(23,989,549)	5,264,165
Net cash (used in) provided by financing activities- discontinued operations	-	(147,237)	1,131,223
Net cash (used in) provided by financing activities	(7,153,747)	(24,136,786)	6,395,388
Effects of exchange rate changes on cash and cash equivalents	837,747	564,125	19,027
Net increase (decrease) in cash and cash equivalents	(34,471)	(7,402,345)	105,599
Cash and cash equivalents at beginning of the year	3,786,846	11,189,191	11,083,592
Cash and cash equivalents at end of the year	3,752,375	3,786,846	11,189,191
Less cash and cash equivalents from discontinued operations	-	-	4,499,343
CASH AND CASH EQUIVALENTS FROM CONTINUING OPERATIONS, end of period	3,752,375	3,786,846	6,689,848

Operating Activities-Continuing operations

Net cash used in operating activities was $2.8 million for the year ended December 31, 2016, a decrease from $25.3 million in net cash used in operating activities for the year ended December 31, 2015. The change was primarily attributable to the additional $18.1 million cash payments for accounts payable and bills payable in 2015.

Investing Activities-Continuing operations

Net cash provided by investing activities was $9.1 million for the year ended December 31, 2016, as compared to $40.5 million for the year ended December 31, 2015. The change was primarily due to $45.1 million of cash received from the sale of the Fuyong Industrial Park assets in 2015. In 2016, we received a total of approximately $12.3 million from sales of our equity in Geo and Zhongtian.

Financing Activities-Continuing operations

Net cash used in financing activities was $7.2 million for the year ended December 31, 2016 mainly attributable to short-term bank borrowings receipts of $10.5 million with $17.1 million in repayment of short-term loans. Net cash used in financing activities for the year ended December 31, 2015 was $24.1 million, mainly contributable to $44.6 million of short-term borrowings with $80.0 million in repayment of short-term loans, and $12.8 million of net proceeds received from the Registered Direct Offering closed in May 2015.

Loan Facilities

As of December 31, 2016 and 2015, our loan facilities were as follows:

Short-term bank loans

	December 31,
	2016	2015
Secured short-term loans	$7,799,852	$15,058,189
Add: amounts due within one year under long-term loan contracts	-	214,797
Total short-term bank loans	$7,799,852	$15,272,986

Long-term bank loans

	December 31,
	2016	2015
Secured long-term loans	$-	$214,747
Less: Amounts due within one year under long-term loan contracts	-	(214,747)
Total long-term bank loans	$-	$-

Management’s Plans

For the year ended December 31, 2016, we had a negative cash flow from operating activities of $2.8 million, significantly improved from $25.3 million and $12.5 million operating cash out-flow in 2015 and 2014, respectively. In addition, we had a working capital deficiency of $5.7 million as of December 31, 2016, compared to a working capital deficiency of $1.6 million on December 31, 2015. Continuing our business transformation, management has developed the 2015 business plan, which will continue to be executed in 2017 and years beyond. The 2015 business plan encompassed seven strategies: 1) redirect our resources to selling high-margin standardized cloud-based hardware and software solutions; 2) reinforce stringent cash collection policies to shorten the Company’s days of sales outstanding; 3) streamline our purchase order management process to reduce inventory; 4) control our cost structure; 5) obtain additional government subsidies for developing new and innovative cloud-based software solutions; 6) reduce our short-term debt burden; 7) further expand our cloud-based product offerings and market coverage, in which the company has established solid R&D capability and proven market acceptance. As of December 31, 2016, we have significantly reduced our short-term debt burden to $8.0 million from $15.3 million at the end of 2015. In addition, starting from April 2016, we began receiving an annual rental fee of $380,000 from certain third parties for leasing of our office facility located in Nanshan Industrial Park, Shenzhen. In addition, management believes it has the ability, if needed, to obtain additional credit lines from local banks to provide capital needs by using the title of its office facility as collateral. Management believes that our current cash and cash equivalents, anticipated cash flows from operations through April 2018, and additional availability under its borrowing facilities may be sufficient to meet our operating and financial obligations through April 2018.

We may, however, require additional cash due to changes in business conditions or other future developments, including investments or acquisitions we may have decided to pursue. If our existing cash and amounts available under existing credit facilities are insufficient to meet our needs, we may seek to sell additional equity securities, debt securities, or borrow funds from lending institutions. We can make no assurances that financing will be available for the amounts we need, or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would dilute the interests of our current shareholders. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations, and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

As a result of our recurring negative cash flows from operations and working capital deficit, our independent registered public accounting firm’s report on our consolidated financial statements as of, and for the year ended December 31, 2016, included an explanatory paragraph discussing that these conditions raise substantial doubt about our ability to continue as a going concern.

Intercompany Transfers

Our subsidiaries organized in the PRC may pay dividends only out of their accumulated profits. Our PRC subsidiaries are required to set aside at least 10% of their after-tax profit to their general reserves until such reserves cumulatively reach 50% of their respective registered capital. General reserves of our PRC subsidiaries are not distributable as cash dividends. Restrictions on our net assets also include the conversion of local currency into foreign currencies, tax withholding obligations on dividend distributions, the need to obtain approval from SAFE for loans to a non-PRC consolidated entity, and the covenants or financial restrictions related to outstanding debt obligations. We are not aware of other restrictions on our net assets or the transferability of assets via loans or advances to our non-PRC consolidated entities. As our operations are principally based in China, our non-PRC consolidated entities do not have material cash obligations.

The following table provides the amount of our statutory general reserves, the amount of restricted net assets, consolidated net assets, and the amount of restricted net assets as a percentage of consolidated net assets, as of December 31, 2016 and 2015:

	December 31,
	2016	2015
PRC general reserve - restricted net assets	$13,812,095	$13,812,095
Consolidated net assets	$3,708,165	$20,684,520
Restricted net assets as percentage of consolidated net assets	372.48%	66.78%

An offshore holding company, as a shareholder of a Foreign Investment Entity (FIE), can make loans to the FIE, provided the parties being in compliance with the PRC regulations governing such loans. Our parent company can make a shareholder loan to a PRC subsidiary provided that (i) the amount of the loan does not exceed the difference between the total investment and registered capital as approved by the local Administration for Industry and Commerce that issued the business license of the subsidiary; and (ii) before the loan can be converted into RMB, the subsidiary reports to SAFE the intended use of proceeds (which cannot be to purchase domestic assets). The subsidiary can finance the operations of iASPEC in accordance with the terms of the MSA with iASPEC.

As of December 31, 2016, the breakdown of our cash and cash equivalents (including restricted cash) was as follows:

	December 31,
	2016	2015
Cash located outside of the PRC	$66,735	$62,050
Cash held by VIEs	545,170	1,590,830
Cash held by other entities located in the PRC (except VIEs noted above)	3,140,470	3,002,283
	$3,752,375	$4,655,163

We do not believe that there would be any material costs to transfer cash outside the PRC. In addition, as our operations are principally based in China, our non-PRC consolidated entities do not incur material cash obligations. If nature of the businesses for our non-PRC consolidated entities have changed in the future and require material amounts of cash being transferred to them, we will assess the feasibility and plan cash transfers in accordance with foreign exchange regulations, taking into account of tax consequences. A company registered in mainland China must apply for and receive an approval from the State Administration of Foreign Exchange to remit foreign currency to any foreign country, and must comply with PRC statutory reserve requirement as disclosed in Item 3 Key Information – D. Risk Factor of this annual report. As we conduct all of our operations in China, our inability to convert cash and short-term investments held in RMB to other currencies will materially affect our liquidity.

C. Research and Development, Patents and Licenses, Etc.

Our industry is characterized by extremely rapid technological change, evolving industry standards, and changing customer demands. These conditions require us to continuously invest in product research and development to enhance existing products, create new products, and avoid product obsolescence. See Item 3 “Key Information—D. Risk Factors—If we are unable to develop competitive new products and service offerings, our future results of operations could be adversely affected,” —“If we are unable to keep pace with the rapid technological changes in our industry, demand for our products and services could decline, which would adversely affect our revenue,” and —“Our technology may become obsolete, which could materially and adversely affect our ability to sell our products and services.”

For the years ended December 31, 2016, 2015, and 2014, our research and development expenses amounted to $3.0 million, $3.5 million, and $1.5 million, respectively, accounting for approximately 29.87%, 33.51%, and 3.82%, of total revenue in the respective periods. These expenses consisted primarily of personnel related expenses, as well as costs associated with development and enhancement in new software and hardware.

As of December 31, 2016, we had approximately 35 employees devoted to our research and development efforts, which are mainly focus on our cloud-based business aiming at creating new varieties of products, enhancing existing products, improving overall product quality, and reducing production costs.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trend, uncertainty, demand, commitment or event that is reasonably likely to have a material effect on our net revenues and income from continuing operations, profitability, liquidity, capital resources, or would cause reported financial information not necessarily to be indicative of future operation results or financial condition.

E. Off-Balance Sheet Arrangements

We do not have off balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial position, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources that are material to an investment in our securities.

F. Tabular Disclosure of Contractual Obligations

The table below shows our material contractual obligations as of December 31, 2016.

	Payments Due by Period
		Less than			More than
Contractual Obligations	Total	1 year	1-3 years	3-5 years	5 years
Operating Lease Obligations	$75,358	75,358	-	$-	$-
Short-term bank loans	7,799,852	7,799,852	-	-	-
Total	$7,875,210	7,875,210	-	$-	$-

G. Safe Harbor

See “Introductory Notes—Forward-Looking Information.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information regarding our directors and senior management, as well as employees upon whose work we are dependent, as of the date of this annual report.

NAME	AGE	POSITION
Jianghuai Lin	48	Chairman of the Board, Chief Executive Officer
Zhiqiang Zhao	46	Director, President and Interim Chief Financial Officer
Zhixiong Huang	48	Chief Operating Officer
Guangzeng Chen	38	Chief Technology Officer
Junping Sun	55	Chief Investment Officer
Yunsen Huang	71	Director
Yong Jiang	43	Director
Remington C.H. Hu	51	Director

Mr. Jianghuai Lin. Mr. Lin has been the Chairman of Board of Directors and the Chief Executive Officer of the Company since 2006. Mr. Lin has also served as the Chairman and Chief Executive Officer of our subsidiary, IST, since its incorporation in January 2006. During the period from September 2000 to June 2004, Mr. Lin served as the President and Chief Executive Officer of Hong Kong United Development Group, a consolidated enterprise engaging in investment, high technology, and education. Before that, during the period from February 1995 through August 2000, Mr. Lin was a Director and the General Manager of Fujian Wild Wolf Electronics Limited, a company engaged in the business of manufacturing electrical consumer products. Mr. Lin holds a Master Degree in Software Engineering from Wuhan University and a Bachelor Degree in Industrial Accounting from Xiamen University.

Mr. Zhiqiang Zhao. Mr. Zhao has been the President of the Company since August 2015, Interim Chief Financial Officer since October 2015, and a member of Board of Directors since June 19, 2012. Mr. Zhao has extensive experience in corporate operations and integrations, strategic planning, and human resource management. From March 2003 to March 2005, Mr. Zhao served as Supervisor of Human Resources for the Foxconn Technology Group. From April 2005 to July 2006, Mr. Zhao served as Administrative and Human Resource Director of iASPEC; and as Deputy General Manager of iASPEC from July 2006 to August 2010. From November 2010, Mr. Zhao began serving as the Chief Operating Officer and Vice President of CNIT. From August 2010, he was vice chairman of iASPEC. From July 2011, Mr. Zhao served as General Manager of ISIOT (former HPC Electronics (Shenzhen) Ltd.). Mr. Zhao holds a Bachelor Degree in Mechanical & Electrical Engineering from Inner Mongolia University.

Mr. Zhixiong Huang. Mr. Huang has been Chief Operating Officer of the Company since August 2015. Between July 2001 and March 2002, Mr. Huang served as the General Manager of product development of Shenzhen Runsheng Information Systems Company Ltd., and was responsible for overseeing general operations. From September 2002 and October 2006, Mr. Huang served as the deputy general manager of iASPEC, where he supervised iASPEC’s research and development activities and consulted on various sophisticated technical issues. From January 2006 to September 2013, he served as CNIT’s vice president, and became Chief Technology Officer from December 2008 and September 2013. Mr. Huang holds a Bachelor Degree. in computer science from Hehai University in China, and has over twenty years of’ experience in information systems. Mr. Huang is currently a Director of the Shenzhen Computer Association, and an expert with the Shenzhen Expert Association and the Shenzhen Science and Technology Innovation Association.

Mr. Guangzeng Chen. Mr. Chen has served as Chief Technology Officer of the Company from December 1, 2015, and was Chief Product Officer since June 26, 2015. Mr. Chen joined the Company as Vice President of the Research & Development Division in March 2014. Prior to joining CNIT, Mr. Chen was a project manager at CoolPad Group Limited, a Shenzhen-based telecommunications equipment company that is one of the top ten smartphone manufacturing companies in China, from May 2011 to February 2014. Previously, Mr. Chen was the head of research and development at VideoHome, a Taiwanese multimedia appliance manufacturer and exporter, from June 2004 to May 2011. Mr. Chen graduated from Zhengzhou University with a Bachelor Degree in Computer Science.

Mr. Junping Sun. Mr. Sun has been Chief Investment Officer of the Company since August 2015. He has profound background and experience in investment management, public relations, and industry collaborations. Mr. Sun jointed the Company in 2013 and became Senior Vice President of Investment of the Company in 2014. Prior to that, he was the Vice President of iASPEC since 2013. From 2005 to 2012, Mr. Sun worked at Union Development Co., Ltd., an investment company in Hong Kong. Mr. Sun holds a Bachelor Degree in Economy Management from Nanjing University.

Mr. Yunsen Huang. Mr. Huang has been a member of Board of Directors of the Company since June 19, 2012, and was a member of the Board of CITN from August 10, 2007 until completion of the corporate reorganization on October 31, 2012. Mr. Huang has been a Professor in the School of Information Engineering at Shenzhen University since September 1984. He has involved in many computer application projects, and received many awards, including a First Grade Award of Technology Advancement from Sichuan Province, a Second Grade Award of Technology Advancement from Guangdong Province, and a Third Grade Award of Technology Advancement from the Chemical Ministry. Mr. Huang has published eight books in the field of Networks and Multimedia Applications. In addition, Mr. Huang was a founder and the Chairman of International Software Development (Shenzhen) Co., Ltd, a jointing venture incorporated by IBM, East Asia Bank, and Shenzhen SDC Company, between 2001 and 2006. Currently, Mr. Huang is a Director of the Shenzhen Computer Academy, a Vice Director of the Guangdong Province Computer Academy, as well as Executive Director of China University Computer Basic Education Committee. Mr. Huang holds a Bachelor Degree of Electronics Engineering from Tsinghua University.

Dr. Yong Jiang. Dr. Jiang has been a member of Board of Directors of the Company since August 13, 2013. As a professor and supervisor for Ph. D candidates, Dr. Jiang has been the Vice Director of Division of Information Science & Technology and the Director of Network Center in the Graduate School at Shenzhen, Tsinghua University (GSST) since 2002. Dr. Jiang is a member of Association of Computing Machinery (ACM), the world’s largest educational and scientific computing society, and a member of China Computer Federation (CCF). He also serves as the Vice Chairman of Shenzhen Association of Chief Information Officer, and a committee member of Shenzhen Association of Experts. Dr. Jiang is majored in the research of next generation internet and computer network architecture, and has led more than 10 state-level scientific research programs, including programs from National Natural Science Foundation of China (NSFC), the National 863 Program, the pilot program from China Next Generation Internet (CNGI), and National Major Projects. Dr. Jiang graduated from the Department of Computer Science and Technology of Tsinghua University.

Mr. Remington C.H. Hu. Mr. Hu has been a member of Board of Directorsof the Company since June 19, 2012 and was a member of the Board of CITN from October 30, 2009 until completion of the corporate reorganization on October 31, 2012. He is a seasoned executive with more than 16 years of experience in corporate finance and investment management, and is the founder and CEO of Tomorrow Capital Limited, a financial advisory firm. Prior to founding Tomorrow Capital Limited, Mr. Hu served, from February 2008 to July 2009, as Chief Financial Officer of Yucheng Technologies Limited, a Nasdaq listed top IT solutions and BPO company servicing Chinese banking industry. From August 2004 to August 2007, Mr. Hu served as China Representative for CVM Capital Partners, LLC, the largest Taiwanese Venture Capital affiliated with the laregest Taiwanese private equity investment group. Earlier in his career, Mr. Hu founded and served, from June 1999 to June 2002, as Chief Financial Officer of eSoon Communications International Corp., a software start-up focusing on the then fast-growing CRM/CTI market. He also served, from August 1996 to May 1999, as Vice President of Crimson Asia Capital Holdings, Ltd., former Asia’s largest venture capital firm backed by Taiwanese China Trust Financial Group. He began his career at Citibank, NA, as an Assistant Vice President in the Taipei and Hong Kong. Mr. Hu holds a Master Degree in Business Administration from the Wharton Business School and a Bachelor Degree in Computer Science and Information Engineering from the National Chiao Tung University.

There is no arrangement or understanding with any major shareholders, customers, suppliers, or among others, to whom any person named above was selected as a director or member of senior management.

No family relationship exists between any of the persons named above.

B. Compensation

In 2016, we paid an aggregate of $480,000 in cash compensation to our directors and senior management as a group. We do not set aside or accrue any amounts for pension, retirement, or other benefits for our directors and senior management. However, we reimburse our directors for out-of-pocket expenses incurred in connection with their services in such capacity.

2016 Equity Incentive Plan

On May 9, 2016, the Board of Directors of the Company adopted the 2016 Equity Incentive Plan, or the 2016 Plan. According to the 2016 Plan, the Company may offer up to five million ordinary shares as equity incentives to its directors, employees, and consultants. Such number of shares is subject to adjustment in the event of certain reorganizations, mergers, business combinations, recapitalizations, stock splits, stock dividends, or other change in the corporate structure of the Company affecting the issuable shares under the 2016 Plan. As of March 31, 2017, we had granted options to purchase an aggregate of 2,712,000 ordinary shares under the 2016 Plan.

The following paragraphs summarize the terms of our 2016 Plan:

Purpose. The purposes of the 2016 Plan are to promote the long-term growth and profitability of the Company and its Affiliates by stimulating the efforts of Employees, Directors, and Consultants of the Company and its Affiliates who are selected to be participants, aligning the long-term interests of participants with those of shareholders, heightening the desire of participants to continue in working toward and contributing to our success, attracting and retaining the best available personnel for positions of substantial responsibility, and generally providing additional incentive for them to promote the success of our business through the grant of Awards of or pertaining to our Ordinary Shares. The 2016 Plan permits the grant of ISOs, NSOs, Restricted Shares, Restricted Share Units, Share Appreciation Rights, Performance Units and Performance Shares as the Administrator may determine.

Administration. The 2016 Plan may be administered by our Board or a committee. The 2016 Plan is currently being administered by Compensation Committee of the Board of Directors. The Administrator has the authority to determine the specific terms and conditions of all Awards granted under the 2016 Plan, including, without limitation, the number of Ordinary Shares subject to each Award, the price to be paid for the Ordinary Shares, and the applicable vesting criteria. The Administrator has discretion to make all other determinations necessary or advisable for the administration of the 2016 Plan.

Eligibility. NSOs, Restricted Shares, Restricted Share Units, Share Appreciation Rights, Performance Units, and Performance Shares may be granted to Employees, Directors, or Consultants either alone or in combination with any other Awards. ISOs may be granted only to employees of the Company, and of any Parent or Subsidiary.

Shares Available for Issuance Under the 2016 Plan. Subject to adjustment as described below, (a) the maximum aggregate number of Shares that may be issued under the 2016 Plan is 5,000,000 Ordinary Shares, (b) to the extent consistent with Section 422 of the Code, not more than an aggregate of 5,000,000 Ordinary Shares may be issued under ISOs, and (c) not more than 500,000 Ordinary Shares (or for Awards denominated in cash, the Fair Market Value of 500,000 Ordinary Shares on the Grant Date), may be awarded to any individual Participant in the aggregate in any one fiscal year of the Company, such limitation to be applied in a manner consistent with the requirements of, and only to the extent required for compliance with, the exclusion from the limitation on deductibility of compensation under Code Section 162(m). The number and class of shares available under the 2016 Plan are subject to adjustment in the event of certain reorganizations, mergers, business combinations, recapitalizations, share splits, share dividends, or other similar events, which change the number or kind of shares outstanding.

Transferability. Unless otherwise provided in the 2016 Plan or otherwise determined by the Administrator, an Award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent, or distribution and may be exercised, during the lifetime of the Participant, only by the Participant. However, the Administrator may, at or after the grant of an Award other than an ISO, provide that such Award may be transferred by the recipient to a “family member” (as defined in the 2016 Plan); provided, however, that any such transfer is without payment of any consideration whatsoever and that no transfer shall be valid unless first approved by the Administrator, acting in its sole discretion, and as required by our Amended and Restated Articles of Association. If the Administrator makes an Award transferable, such Award will contain such additional terms and conditions as the Administrator deems appropriate.

Termination of, or Amendments to, the 2016 Plan. The Board may at any time amend, alter, suspend, or terminate the 2016 Plan, provided that the Company will obtain shareholder approval of any 2016 Plan amendment to the extent necessary and desirable to comply with Applicable Laws. No amendment, alteration, suspension, or termination of the 2016 Plan will impair the rights of any Participant, unless mutually agreed otherwise between the Participant and the Administrator, which agreement must be in writing and signed by the Participant and the Company. Termination of the 2016 Plan will not affect the Administrator’s ability to exercise the powers granted to it hereunder with respect to Awards granted prior to the date of such termination.

The Plan will terminate five years following the date it was adopted by the Board, unless sooner terminated by the Board.

2013 Equity Incentive Plan

On September 11, 2013, the Board of Directors of the Company adopted the 2013 Equity Incentive Plan, or the 2013 Plan. According to the Plan, the Company may offer up to five million ordinary shares as equity incentives to its directors, employees, and consultants. Such number of shares is subject to adjustment in the event of certain reorganizations, mergers, business combinations, recapitalizations, stock splits, stock dividends, or other change in the corporate structure of the Company affecting the shares issuable under the 2013 Plan. At the Company’s 2013 Annual Meeting of Members, held on December 20, 2013, our shareholders approved the 2013 Plan. As of December 31, 2016, we had issued 4.4 million shares of restricted stock to our officers and employees under the 2013 Plan. The 2013 Plan has similar terms as the 2016 Plan.

C. Board Practices

Terms of Directors and Executive Officers

Our Board of Directors currently consists of five directors, who were elected to serve until their successors are duly elected and qualified. Directors may be elected by shareholders at any general meeting by a majority of votes cast. Each director so elected holds office for the term, if any, as may be specified in the resolution appointing him or until his earlier death, disqualification, resignation, or removal. The directors may appoint one or more directors to fill a vacancy on the Board of Directors. We do not have any contracts with our directors providing for benefits upon termination of appointment.

Our executive officers are appointed by our Board of Directors. The executive officers shall hold office until their successors are duly elected and qualified. Any officer elected or appointed by the directors may be removed at any time, with or without cause, by a majority vote of the directors.

Board Composition and Committees

The Board has established three standing committees: the Audit Committee, the Compensation Committee, and the Governance and Nominating Committee. Each of the Audit Committee, Compensation Committee, and Governance and Nominating Committee are comprised entirely of independent directors. From time to time, the Board may establish other committees. The Board has adopted a written charter for each of the Committees, which are available on the corporate governance page of our website at www.chinacnit.com. Printed copies of these charters may be obtained without charge, by contacting the Corporate Secretary, China Information Technology, Inc., 21st Floor, Everbright Bank Building, Zhuzilin, Futian District, Shenzhen, Guangdong 518040, China.

Audit Committee and Audit Committee Financial Expert

Our Audit Committee is currently composed of three members: Messrs. Yunsen Huang, Yong Jiang, and Remington C.H. Hu. Our Board of Directors determined that each member of the Audit Committee meets the criteria of independence prescribed by the applicable regulations and the rules of the SEC for audit committee membership and is an “independent” director within the meaning of the NASDAQ Marketplace Rules. Each Audit Committee member also meets NASDAQ’s financial literacy requirements. Mr. Hu serves as Chair of the Audit Committee.

Our Audit Committee oversees our accounting and financial reporting processes and the audits of our financial statements. Our Audit Committee is responsible for, among other things:

•	selecting our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;

•	reviewing with our independent auditors any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related party transactions;

•	discussing the annual audited financial statements with management and our independent auditors;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of significant internal control deficiencies;

•	annually reviewing and reassessing the adequacy of our Audit Committee charter;

•	meeting separately and periodically with management and our internal and independent auditors;

•	reporting regularly to the full Board of Directors; and

•	other matters that are specifically delegated to our Audit Committee by our Board of Directors from time to time.

Our Board of Directors has determined that Mr. Hu is the “audit committee financial expert” as such term is defined in Item 407(d) of Regulation S-K promulgated by the SEC, and also meets NASDAQ’s financial sophistication requirements.

Compensation Committee

Our Compensation Committee is currently composed of three members: Messrs. Yunsen Huang, Yong Jiang, and Remington C.H. Hu, each of whom is “independent” within the meaning of the NASDAQ Marketplace Rules. Mr. Huang serves as Chair of the Compensation Committee.

The purpose of our Compensation Committee is to discharge the responsibilities of the Company’s Board of Directors relating to compensation of the Company’s executives, to produce an annual report on executive compensation for inclusion in the Company’s proxy statement, if required, and to oversee and advise the Board on the adoption of policies that govern the Company’s compensation programs, including stock and benefit plans. Our chief executive officer may not be present at any Compensation Committee meeting during which his compensation is deliberated. The Compensation Committee is responsible for, among other things:

•	Reviewing and approving the compensation structure for corporate officers at the level of corporate vice president and above;

•

Overseeing an evaluation of the performance of the Company’s executive officers and approve the annual compensation, including salary, bonus, incentive and equity compensation, for the executive officers;

•

Reviewing and approving chief executive officer goals and objectives, evaluate chief executive officer’s performance in light of these corporate objectives, and set chief executive officer’s compensation consistent with Company philosophy;

•	Making recommendations to the Board regarding the compensation of board members;

•

Reviewing and making recommendations concerning long-term incentive compensation plans, including the use of equity based plans. Except as otherwise delegated by the Board of Directors, the Compensation Committee will act on behalf of the Board of Directors as the “Committee” established to administer equity based and employee benefit plans, and as such will discharge any responsibilities imposed on the Compensation Committee under those plans, including making and authorizing grants, in accordance with the terms of those plans.

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

The Governance and Nominating Committee is responsible for, among other things:

•	identifying and recommending to the Board nominees for election or re-election to the Board, or for appointment to fill any vacancy;

•	reviewing annually with the Board the current composition of the Board in light of the characteristics of independence, age, skills, experience, and availability of service to us;

•	identifying and recommending to the Board the directors to serve as members of the Board’s committees; and

•	monitoring compliance with our code of ethics.

The procedures by which stockholders may recommend nominees have not changed materially since last year’s proxy statement.

D. Employees

As of December 31, 2016, we had approximately 125 full-time employees. The following table illustrates the allocation of these employees among the various job functions conducted at our company.

Department	Number of Employees
Software Development	35
Sales & Marketing	36
Administration & Human Resources	15
Finance and Accounting	10
Management	10
Project Execution	19
TOTAL	125

We believe that our relationship with our employees is good. Our Chinese subsidiaries have trade unions, which protect employees’ rights, aim to assist in the fulfillment of our economic objectives, encourage employee participation in management decisions and assist in mediating disputes between us and union members. We have not experienced any significant problems or disruption to our operations due to labor disputes, nor have we experienced any difficulties in recruitment and retention of experienced staff. The remuneration payable to employees includes basic salaries and allowances. We also provide training for our staff from time to time to enhance their technical knowledge.

As required by applicable Chinese laws, we have entered into employment contracts with all of our officers, managers, and employees.

Our employees in China participate in a state pension scheme organized by Chinese municipal and provincial governments. We are required to contribute to the scheme at rates ranging from 13% to 18% of the average monthly salary. As of the date of this report, we have complied with the regulations and have paid the state pension plan as required by the laws. In addition, we are required by Chinese laws to cover employees in China with various types of social insurance. We have purchased social insurance for all of our employees.

E. Share Ownership

The following table sets forth information regarding beneficial ownership of each class of our voting securities as of April 27, 2017 (i) by each person, who is known by us to beneficially own more than 5% of our voting securities; (ii) by each of our officers and directors; and (iii) by all of our officers and directors as a group. Unless otherwise specified, the address of each of the persons set forth below is in care of the Company, 21st Floor, Everbright Bank Building, Zhuzilin, Shenzhen 518040, China.

Name and Address of Beneficial Owner	Office, If Any	Title of Class	Amount and Nature of Beneficial Ownership(1)	Percent of Class(2)
Officers and Directors
Jianghuai Lin	Chairman and CEO	Ordinary Shares	15,886,534	39.5%
Zhiqiang Zhao	Director, President and Interim Chief Financial Officer	Ordinary Shares	103,167	*
Zhixiong Huang	Chief Operating Officer	Ordinary Shares	51,142	*
Guangzeng Chen	Chief Technology Officer	Ordinary Shares	5,000	*
Junping Sun	Chief Investment Officer	Ordinary Shares	600,000	1.5%
Yunsen Huang	Director	Ordinary Shares	-
Yong Jiang	Director	Ordinary Shares	-
Remington C.H. Hu	Director	Ordinary Shares	-
All officers and directors as a group (9 persons named above)		Ordinary Shares	16,645,843	41.4%
5% Security Holders
Jiang Huai Lin		Ordinary Shares	15,886,534	39.5%

* Less than 1%

(1)

Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Each of the beneficial owners listed above has direct ownership of, and sole voting power and investment power with respect to our ordinary shares.

(2)

As of April 27, 2017, a total of 40,231,159 ordinary shares are considered to be outstanding pursuant to SEC Rule 13d-3(d)(1). For each Beneficial Owner above, any securities that are exercisable or convertible within 60 days have been included in the denominator.

In addition to their respective holdings on the Company’s ordinary shares, directors and officers who were granted options to purchase ordinary shares of the Company under its 2016 Equity Incentive Plan are as below:

Jianghuai Lin, Options to purchase 300,000 ordinary shares
Zhiqiang Zhao, Options to purchase 200,000 ordinary shares
Zhixiong Huang, Options to purchase 200,000 ordinary shares
Junping Sun, Options to purchase 200,000 ordinary shares
Guangzeng Chen, to purchase 150,000 ordinary shares

The Options will be exercisable at the fair market value of the Company's ordinary shares on the grant date May 27, 2016 ($1.21 per share) with 40% of the Options vesting 18 months after the date of grant, 30% vesting 30 months after the date of grant and the remaining 30% vesting 42 months after the date of grant. As of April 27, 2017, none of the options were exercisable.

None of our major shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to Item 6 “Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

The following includes a summary of transactions since the beginning of the 2014 fiscal year between us and certain related persons. We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

•

Mr. Lin, the CEO of the Company, provided the Company with RMB5.5 million (US$895,950) of personal loan without charging any interest on December 25, 2013. The due date of such loan was extended to December 26, 2015 and has been fully repaid to Mr. Lin by the end of December, 2015.

•

iASPEC and Bocom lease office spaces in a building personally owned by Mr. Lin. Consequently, the Company paid Mr. Lin approximately $170,000 and $263,915 of rental expenses during the years ended December 31, 2015 and 2014. Starting from January 1, 2016, iASPEC and Bocom lease different office from an un-related party.

See also Item 6 “Directors, Senior Management and Employees—B. Compensation.”

C. Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

We have appended consolidated financial statements filed as part of this annual report. See Item 18 “Financial Statements.”

Legal Proceedings

We may be subject to legal proceedings, investigations, and claims incidental to conduct of our business from time to time. We are currently subject to legal or arbitration proceedings with customers pertaining to our performance of the sales contracts. The Company estimates, with 50% of probability, a possible loss ranging from $0 to $300,000, if the proceedings are ruled by arbitration.

Dividend Policy

To date, we have not paid any cash dividends on our shares. As a BVI company, we may only declare and pay dividends, if our directors are satisfied, on reasonable grounds, that immediately after the distribution (i) the value of our assets will exceed our liabilities and (ii) we will be able to pay our debts as they fall due. We currently anticipate that we will retain any available funds to finance the growth and operation of our business, and do not anticipate paying any cash dividends in the foreseeable future. Additionally, our cash held in foreign countries may be subject to certain control limitations or repatriation requirements, limiting our ability to use this cash to pay dividends.

B. Significant Changes

No significant change has occurred since the date of our consolidated financial statements filed as part of this annual report.

ITEM 9.	THE OFFER AND LISTING

A. Offer and Listing Details

Our ordinary shares are listed on the NASDAQ Global Select Market and traded under the symbol “CNIT.” The following table provides the high and low reported market prices of our ordinary shares as reported by Yahoo! Finance for the periods indicated.

		Closing Prices
		High		Low
Annual Market Prices	$		$
2012		1.59		0.62
2013		7.23		0.91
2014		7.46		3.43
2015		7.17		0.69
2016		1.72		0.72

Quarterly Market Prices	$		$
1st Quarter 2015		4.78		3.16
2nd Quarter 2015		7.17		3.10
3rd Quarter 2015		3.30		1.28
4th Quarter 2015		2.27		0.69
1st Quarter 2016		1.72		1.05
2nd Quarter 2016		1.66		1.15
3rd Quarter 2016		1.20		0.80
4th Quarter 2016		0.8875		0.72
1st Quarter 2017		0.87		0.67

Monthly Market Prices	$		$
October 2016		0.88		0.80
November 2016		0.8875		0.73
December 2016		0.8175		0.72
January 2017		0.86		0.73
February 2017		0.87		0.7999
March 2017		0.78		0.67
April 2017 (up to April 27, 2017)		0.72		0.67

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

Protection for Minority Shareholders

Under the laws of most U.S. jurisdictions, majority and controlling shareholders of a company generally have certain “fiduciary” responsibilities to the minority shareholders. Corporate actions taken by majority and controlling shareholders who are unreasonable and materially detrimental to the interests of minority shareholders may be declared null and void. Minority shareholders may have less protection for their rights under BVI law than they would have under U.S. law.

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

PRC Taxation

We are a holding company incorporated in the BVI, which indirectly holds our equity interests in our PRC operating subsidiaries. The EIT Law and its implementation rules, both of which became effective as of January 1, 2008, provide that a PRC enterprise is subject to a standard income tax rate of 25%; and China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its overseas parent, will normally be subject to PRC withholding tax at a rate of 10%, unless there are applicable treaties between the overseas parent’s jurisdiction of incorporation and China to reduce such rate.

Under the Arrangement between the Mainland and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, or the Double Taxation Arrangement, effective as of January 1, 2007, such dividend withholding tax rate is reduced to 5%, if a Hong Kong resident enterprise owns over 25% of the PRC company distributing the dividends. Under the aforesaid arrangement, any dividends that our PRC operating subsidiaries pay to their Hong Kong holding companies may be subject to a withholding tax at the rate of 5%, if they are not considered to be a PRC “resident enterprise” as described below. However, if the Hong Kong holding companies are not considered to be the “beneficial owners” of such dividends under the Notice Regarding Interpretation and Recognition of Beneficial Owners under Tax Treaties promulgated by the State Administration of Taxation on October 27, 2009 (and not a PRC “resident enterprise”), such dividends would be subject to the withholding tax rate of 10%. The withholding tax rate of 5% or 10% applicable will have a significant impact on the amount of dividends to be received by us and ultimately by shareholders.

According to the Notice Regarding Interpretation and Recognition of Beneficial Owners under Tax Treaties, the term “beneficial owner” refers to a person who has the right to own and dispose of the income and the rights or properties generated from the said income. The “beneficial owner” may be an individual, a company or any other organization, which is usually engaged in substantial business operations. A conduit company is not a “beneficial owner.” The term “conduit company” refers to a company which is usually established for purposes of dodging or reducing taxes, and transferring or accumulating profits. Such a company is only registered in the country of domicile to satisfy the organizational form as required by law, but it does not engage in such substantial business operations as manufacturing, distribution and management. As our Hong Kong holding companies are controlling companies and are not engaged in substantial business operations, they could be considered as conduit companies by tax authorities and we do not expect them to be beneficial owners.

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

U.S. Federal Income Taxation

The following is a discussion of certain material U.S. federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares. It does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s situation. The discussion applies only to holders that hold their ordinary shares as capital assets (generally property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the Code. This discussion is based on the Code, income tax regulations promulgated there under, judicial positions, published positions of the Internal Revenue Service, or the IRS, and other applicable authorities, all as in effect as of the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion is general in nature and is not exhaustive of all possible tax considerations, nor does the discussion address any state, local or foreign tax considerations or any U.S. tax considerations (e.g., estate or gift tax) other than U.S. federal income tax considerations, that may be applicable to particular holders.

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

Because of the re-domestication transaction in 2012, by which CNIT, a British Virgin Islands corporation, became the parent of our group. Under Section 7874 of the Code, CNIT is treated for U.S. federal tax purposes as a U.S. corporation and, among other consequences, is subject to U.S. federal income tax on its worldwide income. This discussion assumes that Section 7874 of the Code continues to apply to treat CNIT as a U.S. corporation for all purposes. under the Code. If, for some reason (e.g., future repeal of Section 7874 of the Code), CNIT were no longer treated as a U.S. corporation under the Code, the U.S. federal income tax consequences described herein could be materially and adversely affected.

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

To the extent that dividends paid on our ordinary shares exceed current and accumulated earnings and profits, the distributions will be treated first as a tax-free return of tax basis on our ordinary shares, and to the extent that the amount of the distribution exceeds tax basis, the excess will be treated as gain from the disposition of those ordinary shares. Because Section 7874 of the Code has applied to treat CNIT as a U.S. corporation only since our re-domestication in 2012, we may not be able to demonstrate to the IRS the extent to which a distribution on our ordinary shares exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), in which case all of such distribution will be treated as a dividend for U.S. federal income tax purposes.

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

Interest Rate Risk

We deposit surplus funds with Chinese banks earning daily interest. We do not invest in any instruments for trading purposes. Most of our outstanding debt instruments carry fixed rates of interest. Our operations generally are not directly sensitive to fluctuations in interest rates. The amount of long-term debt outstanding as of December 31, 2016 and 2015 was $0 million and $0 million, respectively. A hypothetical 1.0% increase in the annual interest rates for all of our credit facilities under which we had outstanding borrowings at December 31, 2016 would decrease net income before income taxes by approximately $4,500, or less than 1% for the year ended December 31, 2016. Management monitors the banks’ prime rates in conjunction with our cash requirements to determine the appropriate level of debt balances relative to other sources of funds. We have not entered into any hedging transactions in an effort to reduce our exposure to interest rate risk.

Foreign Exchange Risk

While our reporting currency is the U.S. dollar, substantially all of our consolidated revenues and consolidated costs and expenses are denominated in RMB. Substantially all of our assets are denominated in RMB except for cash. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between the U.S. dollar and the RMB. If the RMB depreciates against the U.S. dollar, the value of our RMB revenues, earnings and assets as expressed in our U.S. dollar financial statements will decline. Assets and liabilities are translated at exchange rates at the balance sheet date;, revenue and expenses are translated at the average exchange rates; and equity is translated at historical exchange rates. Any resulting translation adjustments are not included in determining net income but are included in determining other comprehensive income, a component of equity. An average appreciation (depreciation) of the RMB against the U.S. dollar of 5% would increase (decrease) our comprehensive income by $2.3 million based on our outstanding revenues, costs and expenses, assets and liabilities denominated in RMB as of December 31, 2016. As of December 31, 2016, our accumulated other comprehensive income was $24.0 million. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

The value of RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. Since July 2005, RMB has not been pegged to the U.S. dollar. Although the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, RMB may appreciate or depreciate significantly in value against the U.S. dollar in the medium term to long term. Moreover, it is possible that in the future, PRC authorities may lift restrictions on fluctuations in RMB exchange rate and lessen intervention in the foreign exchange market.

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

As required by Rule 13a-15(e), our management has carried out an evaluation, with the participation and under the supervision of our Chief Executive Officer, Mr. Jiang Huai Lin and our Interim Chief Financial Officer, Mr. Zhiqiang Zhao, of the effectiveness of the design and operation of our disclosure controls and procedures, as of December 31, 2016. Based upon, and as of the date of this evaluation, Mr. Lin and Mr. Zhao, determined that, as of December 31, 2016, our disclosure controls and procedures were not effective due to the material weaknesses in our internal control over financial reporting, which are described below.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2016. In making this assessment, management used the framework set forth in the report entitled Internal Control - Integrated Framework(2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company’s internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Based on our assessment, as a result of the material weaknesses described below, we determined that, as of December 31, 2016, our internal control over financial reporting was not effective based on those criteria.

A material weakness is a deficiency or a combination of deficiencies in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual financial statements will not be prevented or detected in a timely basis.

As a result of our assessment, management identified the following control deficiencies that represent material weaknesses as of December 31, 2016 (1) we have a lack of qualified technical resources in place to properly evaluate significant and complex transactions in accordance with accounting principles generally accepted in the United States of America, and (2) we have insufficient systems and procedures in place to ensure effective supervision and monitoring of our annual financial statement close and preparation process.

Management believes that the material weaknesses identified above were the direct result of the departure of our Controller and Chief Financial Officer during the second half of 2015. We plan to take steps to remediate these material weaknesses as soon as practicable by implementing a plan to improve our internal control over financial reporting including, but not limited to, hiring additional internal staff and/or outside consultants experienced in US GAAP financial reporting as well as in SEC reporting requirements. Our management team will continue to monitor and evaluate the effectiveness of our internal controls and procedures and our internal controls over financial reporting on an ongoing basis and is committed to taking further action and implementing additional enhancements or improvements. We have retained outside consultants, who are experienced in U.S. GAAP financial reporting and SEC reporting requirements to assist the Company improving internal control over financial reporting.

Our management does not believe that these material weaknesses had a material effect on our financial condition or results of operations or caused our financial statements as of and for the year ended December 31, 2016 to contain a material misstatement.

Attestation Report of the Registered Public Accounting Firm

Because the Company is a non-accelerated filer, this annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.

Changes in Internal Control Over Financial Reporting

Except as described above, there have been improvements in our internal control over financial reporting during the fiscal year ended December 31, 2016 to reduce risks of our internal control over financial reporting. These improvements include: more trainings were conducted during the year including internal control procedures and related training for low and middle level management staff, US GAAP and SEC financial reporting and regulation updates training for financial and related staff. In addition, the Company retained a senior financial consultant with strong background of US GAAP and SEC reporting assisting the preparation of the Company’s 2016 annual report.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Remington C.H. Hu is an “audit committee financial expert” and that he is an “independent director” as defined by the rules and regulations of NASDAQ.

ITEM 16B.	CODE OF ETHICS

Our amended and restated code of ethics conforms to the rules and regulations of NASDAQ. The code of ethics applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer, and addresses, among other things, honesty and ethical conduct, conflicts of interest, compliance with laws, regulations and policies, including disclosure requirements under the federal securities laws, confidentiality, trading on inside information, and reporting of violations of the code. A copy of the code of ethics has been filed as Exhibit 14 to the annual report on Form 10-K of CITN filed on March 31, 2008. Our code of ethics is also posted on the corporate governance page of our website at www.chinacnit.com. During the fiscal year ended December 31, 2016, there were no waivers of our code of ethics.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with services rendered by our principal external auditors for the periods indicated.

	Fiscal Year Ended December 31,
	2016	2015
Audit Fees	$135,000	$220,000
Audit-Related Fees	-	-
Tax Fees	43,724	49,953
TOTAL	$178,724	$269,953

“Audit Fees” consisted of the aggregate fees billed for professional services rendered for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements.

“Audit Related Fees” consisted of the aggregate fees billed for professional services rendered for assurance and related services that were reasonably related to the performance of the audit or review of our regulatory filings and were not otherwise included in Audit Fees. Audit related fees in 2016 relate to assistance in responding to SEC comment letters.

“Tax Fees” consisted of the aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning. Included in such Tax Fees were fees for preparation of our tax returns and consultancy and advice on other tax planning matters.

Our Audit Committee pre-approved all auditing services and permitted non-audit services to be performed for us by our independent auditor, including the fees and terms thereof (subject to the de minimums exceptions for non-audit services described in Section 10A(i)(l)(B) of the Exchange Act that are approved by our Audit Committee prior to the completion of the audit). The percentage of services provided for which we paid audit related fees, tax fees, or other fees that were approved by our Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X promulgated by the SEC was 100%.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

We have not asked for, nor have we been granted, an exemption from the applicable listing standards for our Audit Committee.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There were no purchases of equity securities made by or on behalf of us or any “affiliated purchaser” as defined in Rule 10b-18 of the Exchange Act during the period covered by this Annual Report.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On December 27, 2016, the Company received notice from its then independent registered public accounting firm, GHP Horwath, P.C. (“GHP”) that GHP has chosen not to stand for re-appointment as the Company’s auditor. GHP’s resignation was effective as of December 27, 2016. As a result, the client auditor relationship between the Company and GHP ceased immediately. On December 27, 2016, upon the audit committee’s approval, the Company engaged UHY LLP as its new independent registered public accounting firm to audit and review the Company’s financial statements effective immediately. The disclosures required pursuant to this Item 16.F was included in the Company's Report on Form 6-K furnished with the SEC on December 29, 2016, including Exhibit 15.1, which are hereby incorporated by reference into this Form 20-F.

ITEM 16G.	CORPORATE GOVERNANCE

We are incorporated in the BVI and our corporate governance practices are governed by applicable BVI laws, our memorandum and articles of association. In addition, because our ordinary shares are listed on NASDAQ, we are subject to NASDAQ's corporate governance requirements.

NASDAQ Listing Rule 5615(a)(3) permits a foreign private issuer like us to follow home country practices in lieu of certain requirements of Listing Rule 5600, provided that such foreign private issuer discloses in its annual report filed with the SEC each requirement of Rule 5600 that it does not follow and describes the home country practice followed in lieu of such requirement. Our BVI counsel, Maples and Calder, has provided a letter to NASDAQ certifying that under BVI law, we are not required to seek shareholders’ approval of any issuance of securities in connection with a transaction other than a public offering where such transaction involves the issuance of securities representing more than 20% of our total outstanding ordinary shares. In 2015, we followed home country practice with respect to the issuance of more than 20% of our total outstanding ordinary shares in connection with the Registered Direct Offering. In 2016, Maples and Calder provided a letter to NASDAQ certifying that under BVI law, we are not required to seek shareholders’ approval for the establishment of or any material amendments to our equity compensation plans. In 2016, we followed home country practice with respect to our 2016 Plan by establishing it without seeking shareholder approval.

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

Date: April 28, 2017	CHINA INFORMATION TECHNOLOGY, INC.

/s/ Jianghuai Lin
Jianghuai Lin
Chief Executive Officer

CHINA INFORMATION TECHNOLOGY, INC.
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Shareholders of China Information Technology, Inc.

We have audited the accompanying consolidated balance sheet of China Information Technology, Inc. and its subsidiaries (the “Company”) as of December 31, 2016, and the related consolidated statements of operations, comprehensive loss, changes in equity, and consolidated statement of cash flows for the year ended December 31, 2016. The Company’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Information Technology, Inc. and its subsidiaries as of December 31, 2016, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company incurred net losses from continuing operations and had a significant accumulated deficit that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ UHY LLP
New York, New York

April 28, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
China Information Technology, Inc.

We have audited the accompanying consolidated balance sheet of China Information Technology, Inc. and its subsidiaries and variable interest entity (the “Company”) as of December 31, 2015 and the related consolidated statements of loss, comprehensive loss, changes in equity, and cash flows for the years ended December 31, 2015 and 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2015, and the results of its operations and its cash flows for the years ended December 31, 2015 and 2014, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ GHP HORWATH, P.C.

Denver, Colorado
April 26, 2016

CHINA INFORMATION TECHNOLOGY, INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2016 AND 2015

	NOTES	December 31,	December 31,
		2016	2015
ASSETS

CURRENT ASSETS
Cash and cash equivalents		$3,752,375	$3,786,846
Restricted cash		-	868,317
Accounts receivable, net	2(f)	3,019,349	3,180,138
Advances to suppliers		235,877	2,526,607
Inventories, net	9	1,477,783	2,141,093
Other current assets	17	7,159,803	8,113,861
Receivable from sale of discontinued operations	16	-	13,272,186
TOTAL CURRENT ASSETS		15,645,187	33,889,048

Deposit for purchase of land use rights	12(a)	-	14,020,901
Property, plant and equipment, net	10	8,674,850	8,372,961
Intangible assets, net	12(b)	1,556,306	2,530,103
Goodwill	7	-	4,753,454
Long-term investments		43,205	-
Deferred tax assets	15	100,435	460,237
Other non-current assets	17	8,267,016	2,065,000
TOTAL ASSETS		$34,286,999	$66,091,704

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Short-term bank loans	13	$7,799,852	$15,272,986
Accounts payable		5,993,211	6,943,248
Bills payable	14	-	1,322,912
Advances from customers		1,668,049	2,651,156
Accrued payroll and benefits		285,284	396,026
Other payables and accrued expenses	19	3,044,779	4,570,298
Amounts due to related parties	8	-	141,972
Income tax payable		2,589,422	3,083,792
Derivative Liability – Warrants	18	3,719	1,156,386
TOTAL CURRENT LIABILITIES		21,384,316	35,538,776

Amounts due to related parties	8	-	12,359
Deferred tax liabilities	15	100,435	86,332
TOTAL LIABILITIES		21,484,751	35,637,467

COMMITMENTS AND CONTINGENCIES

Ordinary shares, par $0.01; shares issued and outstanding, 2016; 0 shares; 2015: 120,000 shares	21	-	360,000

EQUITY
Ordinary shares, par $0.01; authorized capital 100,000,000 shares; shares issued, 2016: 41,633,607 shares; 2015: 40,733,812 shares; shares outstanding, 2016: 40,231,159 shares; 2015: 39,211,364 shares	21	426,744	416,546
Treasury stock: 1,402,448 shares	21	(7,117,500)	(7,117,500)
Additional paid-in capital		145,742,163	144,000,767
Reserve	20	13,812,095	13,812,095
Accumulated deficit		(173,149,696)	(154,979,095)
Accumulated other comprehensive income		23,994,357	24,551,707
Total equity of the Company		3,708,163	20,684,520
Non-controlling interest		9,094,085	9,409,717
Total equity		12,802,248	30,094,237

TOTAL LIABILITIES AND EQUITY		$34,286,999	$66,091,704

The accompanying notes are an integral part of these consolidated financial statements

CHINA INFORMATION TECHNOLOGY, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

	NOTES	2016	2015	2014
Revenue – Products		$6,553,090	$4,953,139	$22,628,612
Revenue – Software		2,347,197	3,200,905	10,366,560
Revenue – System integration		628,880	1,012,088	4,822,003
Revenue – Others		664,423	1,118,736	817,572
TOTAL REVENUE		10,193,590	10,284,868	38,634,747

Cost – Products		5,512,305	2,910,334	18,769,338
Cost – Software		921,432	1,267,834	4,086,717
Cost – System integration		1,078,103	1,745,647	4,480,388
Cost – Others		95,350	457,390	809,947
TOTAL COST		7,607,190	6,381,205	28,146,390

GROSS PROFIT		2,586,400	3,903,663	10,488,357

Administrative expenses		8,342,842	11,223,502	20,837,181
Research and development expenses		3,044,972	3,446,867	1,477,246
Selling expenses		1,334,147	2,661,545	4,240,097
Impairment of property, plant and equipment		-	4,616,679	827,319
Impairment of intangible assets and goodwill		4,442,367	8,918,427	7,015,727
LOSS FROM OPERATIONS		(14,577,928)	(26,963,357)	(23,909,213)

Subsidy income		223,166	501,404	676,159
Gain on sale of assets	11	-	29,994,037	-
Loss on disposal of consolidated entities	4	(575,956)	-	-
Loss on sale of deposits for land use right	17(a)(i)	(2,762,033)	-	-
Other (loss) income, net		(326,546)	776,233	(407,616)
Interest income		17,420	76,716	408,121
Interest expense		(498,931)	(3,116,777)	(5,858,770)
Change in fair value of warrant liability	18	34,175	(5,657,988)	-

Loss from continuing operations before income taxes		(18,466,633)	(4,389,732)	(29,091,319)

Income tax (expense ) benefit	15	(57,844)	(4,305,028)	4,599,559

Net loss from continuing operations		(18,524,477)	(8,694,760)	(24,491,760)
Net income (loss) from discontinued operations		-	1,498,971	(5,260,538)
NET LOSS		(18,524,477)	(7,195,789)	(29,752,298)
Less: Net loss (income) attributable to the non-controlling interest	3	353,876	(308,473)	520,951
NET LOSS ATTRIBUTABLE TO THE COMPANY		$(18,170,601)	$(7,504,262)	$(29,231,347)

(Loss) earnings per share - Basic and Diluted
CONTINUING OPERATIONS
Basic	5	$(0.45)	$(0.26)	$(0.79)
Diluted	5	$(0.45)	$(0.26)	$(0.79)
DISCONTINUED OPERATIONS
Basic	5	$-	$0.04	$(0.17)
Diluted	5	$-	$0.04	$(0.17)

NET LOSS PER SHARE ATTRIBUTABLE TO THE COMPANY
Basic	5	$(0.45)	$(0.22)	$(0.96)
Diluted	5	$(0.45)	$(0.22)	$(0.96)

The accompanying notes are an integral part of these consolidated financial statements

CHINA INFORMATION TECHNOLOGY, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

	2016	2015	2014
Net loss	$(18,524,477)	$(7,195,789)	$(29,752,298)
Other comprehensive (loss) income:
Foreign currency translation (loss) gain	(514,706)	136,007	(373,040)
Comprehensive loss	(19,039,183)	(7,059,782)	(30,125,338)
Comprehensive loss (income) attributable to the non- controlling interest	315,632	(327,941)	579,222
Comprehensive loss attributable to the Company	$(18,723,551)	$(7,387,723)	$(29,546,116)

The accompanying notes are an integral part of these consolidated financial statements

CHINA INFORMATION TECHNOLOGY, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

								Accumulated
	Ordinary shares		Treasury Shares		Additional			other	Non
	Par value $0.01		Par value $0.01		Paid-in		Accumulated	comprehensive	controlling
	Shares	Amount	Shares	Amount	Capital	Reserve	deficit	income	interest	Total

BALANCE AS AT JANUARY 1, 2014	30,591,839	$309,076	(1,225,311)	$(4,814,775)	$115,668,644	$14,629,369	$(113,513,766)	$25,070,226	$20,655,676	$58,004,450
Purchase of treasury stock (Note 21)	-	-	(76,368)	(486,316)	-	-	-	-	-	(486,316)
Issuance of ordinary shares to employees for cash (Note 21)	920,757	9,208	-	-	3,673,820	-	-	-	-	3,683,028
Stock-based compensation (Note 21)	-	-	-	-	81,615	-	-	-	-	81,615
Issuance of ordinary shares to acquire additional ownership from minority shareholders in Geo and Zhongtian (Notes 1 and 21)	439,503	4,395	-	-	1,753,618	-	-	-	(1,758,013)	-
Issuance of ordinary shares for consulting services (Note 21)	50,000	500	-	-	205,500	-	-	-	-	206,000
Cancellation of ordinary shares	(584,231)	(5,842)	584,231	1,011,091	(1,005,249)	-	-	-	-	-
Reclassification of temporary equity to ordinary shares (Note 21)	-	2,500	-	-	747,500	-	-	-	-	750,000
Ordinary shares issued for acquisition of Biznest (Notes 6 and 21)	1,543,455	15,434	-	-	5,736,601	-	-	-	-	5,752,035
Net loss for the year	-	-	-	-	-	-	(29,231,347)		(520,951)	(29,752,298)
Foreign currency translation loss	-	-	-	-	-	-	-	(314,769)	(58,271)	(373,040)
Transfer to reserve (Note 20)	-	-	-	-	-	126,577	(126,577)	-	-	-
Changes in a Parent’s Ownership Interest in Geo (Note 1)	-	-	-	-	-	-	(4,533)	-	4,533	-
Purchase of shares by iASPEC from minority shareholders in GEO (Note 1)	-	-	-	-	-	-	-	-	(61,698)	(61,698)
Changes in a Parent’s Ownership Interest in Zhongtian (Note 1)	-	-	-	-	-	-	(34,253)	-	34,253	-
Purchase of shares by iASPEC from minority shareholders in Zhongtian (Note 1)	-	-	-	-	-	-	-	-	(649,967)	(649,967)
BALANCE AS AT DECEMBER 31, 2014	32,961,323	$335,271	(717,448)	$(4,290,000)	$126,862,049	$14,755,946	$(142,910,476)	$24,755,457	$17,645,562	$37,153,809
Purchase of treasury stock (Note 21)	-	-	(685,000)	(2,827,500)	-	-	-	-	-	(2,827,500)
Reclassification of temporary equity to ordinary shares (Note 21)	-	3,550	-	-	1,061,450	-	-	-	-	1,065,000
Stock-based compensation (Note21)	51,875	519	-	-	101,763	-	-	-	-	102,282
Issued common stock (Note 21)	2,102,484	21,025	-	-	12,765,328	-	-	-	-	12,786,353
Issued warrant liability (Note 18)	-	-	-	-	(4,982,694)	-	-	-	-	(4,982,694)
Issuance of ordinary shares for consulting services (Note 21)	5,000	50	-	-	12,600	-	-	-	-	12,650
Common stock issued for warrants exercised (Notes 18 and 21)	5,613,130	56,131	-	-	8,885,358	-	-	-	-	8,941,489
Sale of Geo (Notes 1 and 16)	-	-	-	-	(705,087)	(304,002)	(2,139,719)	(154,717)	(8,563,205)	(11,866,730)
Sale of Zhongtian (Notes 1 and 16)	-	-	-	-	-	(639,849)	(2,061,731)	(165,572)	(581)	(2,867,733)
Net loss for the year	-	-	-	-	-	-	(7,504,262)	-	308,473	(7,195,789)
Foreign currency translation loss	-	-	-	-	-	-	-	116,539	19,468	136,007
Dividend to minority shareholders in Geo (Note 1)	-	-	-	-	-	-	(362,907)	-	-	(362,907)
BALANCE AS AT DECEMBER 31, 2015	40,733,812	$416,546	(1,402,448)	$(7,117,500)	$144,000,767	$13,812,095	$(154,979,095)	$24,551,707	$9,409,717	$30,094,237
Common stock issued for warrants exercised (Notes 18 and 21)	899,795	8,998	-	-	1,109,494	-	-	-	-	1,118,492
Reclassification of temporary equity to ordinary shares (Note 21)	-	1,200	-	-	358,800	-	-	-	-	360,000
Sale of IST DG (Note 4)	-	-	-	-	-	-	-	(4,400)	-	(4,400)
Net loss for the year	-	-	-	-	-	-	(18,170,601)	-	(353,876)	(18,524,477)
Foreign currency translation loss	-	-	-	-	-	-	-	(552,950)	38,244	(514,706)
Employee Stock Incentive-stock option (Note 21)	-	-	-	-	273,102	-	-	-	-	273,102
BALANCE AS AT DECEMBER 31, 2016	41,633,607	$426,744	(1,402,448)	$(7,117,500)	$145,742,163	$13,812,095	$(173,149,696)	$23,994,357	$9,094,085	$12,802,248

The accompanying notes are an integral part of these consolidated financial statements

CHINA INFORMATION TECHNOLOGY, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

	2016	2015	2014
OPERATING ACTIVITIES
Net loss	$(18,524,477)	$(7,195,789)	$(29,752,298)
Adjustments to reconcile net loss to net cash used in operating activities from continuing operations:
(Income) loss from discontinued operations,
net of income taxes	-	(1,498,971)	5,260,538
Provision for losses on accounts receivable and other current assets	1,995,046	2,659,499	6,398,463
Impairment of intangible assets and goodwill	4,442,367	8,918,427	7,015,727
Provision for obsolete inventories	324,581	274,663	3,808,307
Depreciation	1,736,607	1,665,257	2,135,644
Amortization of intangible assets and land use rights	845,149	876,237	917,780
(Gain) loss on sale of property and equipment and land use rights	(8,544)	(30,005,007)	(6,550)
Loss on disposal of inventories	345,963	-	476,597
Loss from disposals of consolidated entities	575,956	-	-
Loss on disposal of deposit for land use rights	2,762,033	-	-
Stock-based payment compensation for consulting services	-	98,483	120,167
Stock-based compensation	273,102	102,282	81,615
Impairment of property, plant and equipment	-	4,616,679	827,319
Income tax expense (benefit)	365,401	3,761,084	(4,603,763)
Change in fair value of warrants liability	(34,175)	5,657,988	-
Changes in operating assets and liabilities, net of effects of business acquisitions and dispositions:
Accounts receivable	(913,486)	2,914,918	(1,497,285)
Inventories	(590,274)	1,546,570	6,019,174
Other receivables and prepaid expenses	6,222,650	(1,089,481)	(3,435,388)
Advances to suppliers	1,981,816	(1,708,552)	5,781,743
Restricted cash	848,573	9,566,303	(1,515,573)
Amounts due to/from related parties	(154,331)	(1,088,001)	1,126,768
Other payables and accrued expenses	(2,344,677)	(2,736,926)	(3,808,563)
Advances from customers	(846,599)	1,598,944	(2,017,504)
Accounts payable and bills payable	(1,811,119)	(24,134,831)	(6,018,929)
Income tax payable	(312,615)	(118,973)	171,552
Net cash used in continuing operations	(2,821,053)	(25,319,197)	(12,514,459)
Net cash used in operating activities from discontinued operations	-	(595,404)	(115,066)
Net cash used in operating activities	(2,821,053)	(25,914,601)	(12,629,525)

INVESTING ACTIVITIES
Deposit (paid) received for assets held-for sale	-	(20,717)	13,024,000
Deposit refunded for land use rights	-	-	3,355,088
Cash acquired in Biznest acquisition	-	-	67,506
Proceeds from sale of property and equipment	299,298	55,101	6,561
Consideration paid for acquisition of Biznest	-	(1,488,969)	(5,951,968)
Investment in Geo	-	-	(128,901)
Investment in Biznest's joint company	(45,179)	-	-
Capitalized and purchased software development costs	-	(66,870)	(1,353,028)
Purchases of property and equipment	(3,463,915)	(3,004,209)	(529,053)
Investment in Zhongtian	-	-	(638,723)
Cash received from sale of Zhongtian and Geo	12,312,378	-	-
Cash received for sale of assets held for sale	-	45,052,000	-
Net cash provided by investing activities from continuing operations	9,102,582	40,526,336	7,851,482
Net cash provided by (used in) investing activities from discontinued operations	-	1,558,581	(1,530,773)
Net cash provided by investing activities	9,102,582	42,084,917	6,320,709

FINANCING ACTIVITIES

Borrowings under short-term loans	10,541,720	44,584,103	58,862,064
Common stock issued for cash	-	12,786,353	3,683,028
Decrease (increase) in restricted cash in relation to bank borrowings	-	543,300	256,427
Repayment of short-term loans	(17,101,230)	(79,952,564)	(56,153,075)
Repurchase of ordinary shares	(379,710)	(1,310,184)	(1,290,000)
Repayment of long-term loans	(214,527)	(97,751)	(94,279)
Cash paid to warrant holders	-	(542,806)	-
Net cash (used in) provided by financing activities from continuing operations	(7,153,747)	(23,989,549)	5,264,165
Net cash (used in) provided by financing activities from discontinued operations	-	(147,237)	1,131,223
Net cash (used in) provided by financing activities	(7,153,747)	(24,136,786)	6,395,388
Effect of exchange rate changes on cash and cash equivalents	837,747	564,125	19,027

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(34,471)	(7,402,345)	105,599
CASH AND CASH EQUIVALENTS, BEGINNING	3,786,846	11,189,191	11,083,592
CASH AND CASH EQUIVALENTS, ENDING	$3,752,375	$3,786,846	$11,189,191
Less cash and cash equivalents from discontinued operations	$-	$-	$4,499,343
CASH AND CASH EQUIVALENTS FROM CONTINUING OPERATIONS, end of period	$3,752,375	$3,786,846	$6,689,848

Supplemental disclosure of cash flow information:
Cash paid during the year

Income taxes	$192	$188,932	$382,741
Interest	$498,931	$3,769,498	$6,593,549

Supplemental disclosure of significant non-cash transactions:

In 2014, the Company granted an aggregate of 439,503 ordinary shares under its 2013 Equity Incentive Plan at a price of $4.00 per share to certain individuals at the fair value of approximately $1.8 million in the aggregate at the date of grant in exchange for their respective ownership in Geo and Zhongtian.

In 2014, the Company issued 50,000 restricted ordinary shares for consulting services for the period from June 4, 2014 to June 3, 2015. The fair value of these shares was approximately $206,000 at the date of grant, based on the quoted market price ordinary shares, resulting in $120,000 recorded as consulting fees and $86,000 recorded as prepaid expenses as of December 31, 2014, which was fully amortized in 2015.

In 2014, the Company issued a total of 1,543,455 ordinary shares valued at approximately $5.8 million in connection with the acquisition of Biznest. In addition, the Company agreed to pay Biznest $7.5 million in cash, of which approximately $1.5 million was recorded in payables as of December 31, 2014, which was paid in cash in 2015.

In 2015, the Company repurchased a total of 685,000 ordinary shares for $2.8 million. The Company paid $1.3 million in cash, offset other receivables for $1.1 million, and recorded $0.4 million of other payables that was paid in 2016.

In 2015, the Company issued a total of 2,102,484 ordinary shares to certain institutional investors at the price of $6.44 per share. Gross proceeds from the Offering were approximately $13.5 million. The Company paid of a total of $0.8 million in placement agency fees, legal fees and other related expenses, and received $12.8 million net proceeds from the Offering.

In 2016, 98,741 Series B warrants were exercised in exchange for 899,795 ordinary shares at the fair value of approximately $1.1 million. No Series B warrant remains outstanding as of the current date.

On May 9, 2016, the Board of Directors of the Company adopted the 2016 Equity Incentive Plan (the 2016 Plan). Pursuant to the 2016 Plan, the Company may offer up to five million ordinary shares as equity incentives to its directors, employees, and consultants. Such number of shares is subject to adjustment in the event of certain reorganizations, mergers, business combinations, recapitalizations, stock splits, stock dividends, or other changes in the corporate structure of the Company affecting the issuable shares under the 2016 Plan. On May 27, 2016, the Company granted options to purchase an aggregate of 2,712,000 ordinary shares under the 2016 Plan. As a result of employee turnover, the number of options to purchase 2,286,000 ordinary shares remained as of December 31, 2016. The fair value of these options was approximately $1.6 million at the date of the grant, of which approximately $273,000 was recorded as compensation for the services provided in 2016.

1. ORGANIZATION, PRINCIPAL ACTIVITIES AND MANAGEMENT'S PLANS

China Information Technology Inc., together with its subsidiaries (the "Company" or "CNIT"), is a provider of integrated Cloud-Application-Terminal (“CAT”) solutions including public information distribution platform, elevator safety management system, cloud-based new media terminal, as well as applications and platform for education in the People’s Republic of China ("PRC"). The Company’s total solutions include software licensing, specialized software, hardware, systems integration, and related services. As listed in the table below, these services are provided through the Company’s wholly-owned PRC subsidiaries, Information Security Technology International Co., Ltd. ("IST"), TopCloud Software Co., Ltd., ("TopCloud "), and Information Security IoT Tech. Co., Ltd. ("ISIOT ), and through the Company’s variable interest entity ("VIE"), iASPEC Geo Information Technology Co., Ltd. ("iASPEC"), and its subsidiaries, iASPEC Bocom IoT Technology Co. Ltd. ("Bocom"), Shenzhen Taoping Internet Tech. Co., Ltd. (“Taoping”), and Shenzhen Biznest Internet Tech. Co., Ltd. (“Biznest”), and the Company’s wholly-owned Hong Kong subsidiaries Information Security Tech. International Co. Ltd. (“IST HK”), and HPC Electronics (China) Co., Limited (“HPC”).

		December 31,	December 31,	December 31,
	Subsidiaries/	2016	2015	2014
Entities	VIE	% owned	% owned	% owned	Location
China Information Technology, Inc (CNIT)					British Virgin Islands
China Information Technology Holdings Limited (CITH)	Subsidiary	100%	100%	100%	British Virgin Islands
Information Security International Investment & Development Ltd. (ISIID) (Note 4)	Subsidiary	0%	0%	100%	Hong Kong, China
Information Security Tech. International Co., Ltd. (IST HK)	Subsidiary	100%	100%	100%	Hong Kong, China
Information Security Software Investment Limited (ISSI) (Note 4)	Subsidiary	0%	100%	100%	Hong Kong, China
HPC Electronics (China) Co., Limited (HPC HK)	Subsidiary	100%	100%	100%	Hong Kong, China
Information Security Tech. (China) Co., Ltd. (IST)	Subsidiary	100%	100%	100%	Shenzhen, China
TopCloud Software (China) Co., Ltd. (TopCloud)	Subsidiary	100%	100%	100%	Shenzhen, China
Information Security IoT Tech. Co., Ltd. (ISIOT)	Subsidiary	100%	100%	100%	Shenzhen, China
Dongguan Information Security Technology Co., Ltd. (IST DG) (Note 4)	Subsidiary	0%	100%	100%	Shenzhen, China
iASPEC Technology Group Co., Ltd. (iASPEC)	VIE	100%	100%	100%	Shenzhen, China
Biznest Internet Tech. Co., Ltd. (Biznest)	VIE	100%	100%	100%	Shenzhen, China
Shenzhen Taoping Internet Tech. Co., Ltd. (Taoping)	VIE	100%	100%	100%	Shenzhen, China
iASPEC Bocom IoT Tech. Co., Ltd. (Bocom)	VIE	100%	100%	100%	Shenzhen, China
Shenzhen IASPEC Zhongtian Software. Co., Ltd. (Zhongtian)	VIE	0%	0%	99.99%	Shenzhen, China
Wuda Geo informatics Co., Ltd (Geo)	VIE	0%	0%	54.89%	Wu Han, China

Strategic Shift and Business Transformation

In early 2013, the Company made a strategic decision to transform its business from servicing the public sector to focusing on the private sector. Leveraging the experience and expertise in handling large-scale IT projects for the public sector, the Company started investing in research and development to develop software products for the private sector. In 2014, continuing business transformation, the Company identified four core markets and provided cloud-based ecosystem solutions to new media, healthcare, education, and residential community management. In 2014, the Company predominately sold its cloud-based solutions to the Chinese new media industry. Starting from 2015, the Company further expanded the customer base of cloud-based solutions to education, government and residential community management. In 2016, the Company grew its industry-specific integrated technology platform, resource exchange, and big data services to elevator IoT application for residential community customers.

As part of the strategic shift, the company disposed of its equity ownership in Geo and Zhongtian respectively in 2015.

On November 6, 2015, iASPEC entered into an equity transfer agreement with certain individual and institutional purchasers (the “Transferees”). Pursuant to the transfer agreement, iASPEC sold all of its equity ownership of Wuda Geoinformatics Co., Ltd. ( “Geo”), which constituted 54.89% of the total capital stock of Geo, for an aggregate purchase price of RMB 91.3 million (approximately $14.7 million) (the “Geo Purchase Price”). Control of Geo was legally transferred to the Transferees on December 4, 2015 (Note 16). Pursuant to the transfer agreement, the Transferees agreed to pay the Geo Purchase Price in four installments by March 30, 2016, which has been paid in full.

On November 9, 2015, iASPEC entered into an equity transfer agreement with a purchaser (the “Transferee”). Pursuant to the transfer agreement, iASPEC sold all of its equity ownership of Shenzhen iASPEC Zhongtian Software Co., Ltd. (“Zhongtian”), which constituted 100% of total capital stock of Zhongtian for an aggregate of RMB 30.0 million (approximately $4.8 million) (the “Zhongtian Purchase Price”). Control of Zhongtian was legally transferred to the Transferee on November 9, 2015, (Note 16). Pursuant to the transfer agreement, the Transferee agreed to pay the Zhongtian Purchase Price in three installments by May 31, 2016, which has been paid in full.

Disposals of Geo and Zhongtian represented a strategic shift in the Company’s strategy and would have a major effect on the Company’s operations and financial results. Operations of the two companies have been presented as “discontinued operations” in the Company’s consolidated financial statements (Note 16).

Withdrawal of Going-Private Proposal

On June 22, 2015, the Company announced that its Board of Directors received a preliminary, non-binding proposal letter (the “Proposal”), dated June 19, 2015, from Mr. Jiang Huai Lin ("Mr. Lin"), Chairman and Chief Executive Officer of the Company, Mr. Zhiqiang Zhao (“Mr. Zhao”), Director, Chief Operating Officer, and Interim Financial Officer of the Company, Mr. Junping Sun (“Mr. Sun”), Senior Vice President of the Company, and Mr. Jinzhu Cai (“Mr. Cai”), an individual investor (together with Mr. Lin, Mr. Zhao and Mr. Sun, the "Buyer Group"), proposing a "going-private" transaction (the "Transaction") to acquire all of the outstanding ordinary shares of the Company not already owned by the Buyer Group at a proposed price of $4.43 per ordinary share.

On July 1, 2015, the Board of Directors announced that a special committee, consisting of three independent, disinterested directors of the Company, Mr. Yusen Huang, Mr. Remington Hu, and Dr. Yong Jiang, (the “Special Committee”) was formed to consider the previously announced non-binding "going private" proposal that the Board had received from the Buyer Group.

On August 19, 2015, the Special Committee announced the engagements of Duff & Phelps Securities, LLC and Duff & Phelps, LLC as its financial advisors and Gibson, Dunn & Crutcher LLP as its legal counsel, to review and evaluate the Proposal.

On October 11, 2016, the Buyer Group submitted a letter to the Special Committee which notified the Special Committee that the Buyer Group had unanimously determined to withdraw the Proposal. The withdrawal of the Proposal became effective on October 11, 2016.

Management Service Agreement

iASPEC is a VIE of the Company. To comply with PRC laws and regulations that restrict foreign ownership of companies that provide public security information technology and Geographic Information Systems software operating services to certain government and other customers, the Company operates the restricted aspect of its business through iASPEC.

Pursuant to the terms of a management service agreement by and among IST, iASPEC and its shareholders, dated July 1, 2007 ("MSA"), iASPEC granted IST a ten-year, exclusive, royalty-free, transferable worldwide license to use and install certain iASPEC software, along with copies of source and object codes relating to such software. In addition, IST licensed back to iASPEC a royalty-free, limited, non-exclusive license to the software, without right of sub-license, for the sole purpose of permitting iASPEC to carry out its business as presently conducted. IST has the right to designate two Chinese citizens to serve as senior managers of iASPEC, to serve as a majority on iASPEC’s Board of Directors, and to assist managing the business and operations of iASPEC. In addition, both iASPEC and IST will require the affirmative vote of a majority of the Company’s Board of Directors, including at least one non-insider director, for certain material actions, as defined, with respect to iASPEC.

Option Agreement

In connection with the MSA, on July 1, 2007, IST also entered into an immediately exercisable purchase option agreement (the "Option Agreement") with iASPEC and its shareholders. Pursuant to the Option Agreement, the iASPEC shareholder granted IST or its designee(s) an exclusive, irrevocable option to purchase, from time to time, all or a part of iASPEC’s shares or iASPEC’s assets from the iASPEC shareholder for $1,800,000 in aggregate. The option may not be exercised if the exercise would violate any applicable laws and regulations in PRC or cause any license or permit held by, and necessary for the operation of iASPEC, to be cancelled or invalidated. The Option Agreement will terminate on the date that IST exercises its purchase option and acquires all the shares or assets of iASPEC pursuant to the terms of the Option Agreement. The Option Agreement may be rescinded by IST upon 30 days’ notice without costs to terminate. The Option Agreement does not have renewal provisions.

Amended and Restated MSA

The Amended and Restated MSA was entered into on December 13, 2009, by and among IST, iASPEC and iASPEC’s sole shareholder, Mr. Lin. Pursuant to the Amended and Restated MSA, IST will provide management and consulting services to iASPEC, under the following terms:

•

iASPEC agreed that IST will be entitled to receive ninety five percent (95%) of the Net Received Profit, as defined, of iASPEC during the term of the Agreement. iASPEC is obligated to calculate and pay the Net Received Profit due to IST no later than the last day of the first month following the end of each fiscal quarter. Mr. Lin, agreed to enter into an agreement with IST to pledge all of his equity interests in iASPEC as security for his and iASPEC’s fulfillment of their respective obligations under the MSA, and to register the pledge agreement with the local AIC (Administration for Industry and Commerce). The Amended and Restated MSA was executed on December 13, 2009. Based on the advice of the Company’s PRC legal counsel, in January 2010 all the parties to the agreement decided not to enter into a pledge agreement.

•

Mr. Lin confirmed his status as the sole iASPEC shareholder and his assumption of all of the obligations of the iASPEC shareholder under the agreement, including a confirmation of his continuing obligation under a written guaranty, executed by the then iASPEC shareholders.

•	Based on iASPEC’s needs for its development and operation, IST has the right, from time to time, at its sole discretion, to provide iASPEC with capital support.

•

IST agreed that it will not interfere with any business of iASPEC covered by iASPEC’s PRC State Secret related Computer Information System Integration Certificate, including but not limited to, seeking access to relevant documents regarding such business. However, iASPEC agreed that it will cooperate with the requests of the Company as necessary to comply with the Company’s reporting obligations to the Securities and Exchange Commission. (“SEC”).

The Amended and Restated MSA amended certain terms of the original Management Service Agreement which became effective on July 1, 2007 and has a term of 30 years unless otherwise early termination by the parties by one of the following means:

•

Either iASPEC or IST may terminate the Amended and Restated MSA immediately (a) upon the material breach by a party of its obligations and the failure of such party to cure such breach within 30 working days after written notice from the non-breaching party; or (b) upon the filing of a voluntary or involuntary petition in bankruptcy by a party, or of which the party is the subject to insolvency, or the commencement of any proceedings placing the party in a receivership, or of any assignment by a party for the benefit of creditors; or

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

The substance of the Amended and Restated MSA and the Option Agreement is to:

•	Allow the Company to utilize the business licenses, contacts, permits, and other resources of iASPEC in order for the Company to be able to expand its operations and business model;

•

Provide the Company with effective control over all of iASPEC’s operations; and provide the shareholders of iASPEC an opportunity to monetize a portion of their investment through the $1.8 million purchase option.

Non-controlling interest transactions

On April 30, 2014, the Company issued various minority shareholders of Geo 318,794 shares of restricted CNIT ordinary shares valued at $4.00 per share under the Company’s 2013 Equity Incentive Plan. Instead of using cash, those Geo shareholders opted for using their ownership in Geo shares to pay for the CNIT restricted shares through Geo’s parent company, iASPEC. They transferred the Geo shares they owned to iASPEC. Consequently, iASPEC’s ownership in Geo increased from 50.37% to 54.89%, resulting in approximately $4,500 of Geo’s equity being reclassified to controlling interest and iASPEC still remaining as the controlling shareholder in Geo thereafter. In addition, iASPEC paid those Geo shareholders $61,698 in cash for the difference between the value of the CNIT restricted shares issued and that of the Geo shares that iASPEC received.

On April 30, 2014, the Company issued various minority shareholders of Zhongtian 120,709 shares of restricted CNIT ordinary shares valued at $4.00 per share under the Company’s 2013 Equity Incentive Plan. Instead of using cash, those Zhongtian shareholders opted for using their ownership in Zhongtian to pay for the CNIT restricted shares through Zhongtian’s parent company, iASPEC. They transferred the Zhongtian shares they owned to iASPEC. Consequently, iASPEC’s ownership in Zhongtian increased from 83.72% to 100%, resulting in approximately $34,000 of Zhongtian’s equity being reclassified to controlling interest. In addition, iASPEC paid those Zhongtian shareholders $649,967 of cash for the difference between the value of the CNIT restricted shares issued and that of the Zhongtian shares that iASPEC received.

On March 19, 2015, a profit distribution plan was approved by Geo’s board of directors. As a result, a total cash dividend of approximately $0.8 million (RMB 5.0 million) was distributed to the shareholders of Geo. On March 27, 2015, iAPSEC received $0.4 million of cash dividend, and the minority shareholders of Geo received $0.4 million of cash dividend.

In November 2015, as noted above, iASPEC sold its equity ownership holdings in Geo and Zhongtian.

Going Concern and Management’s Plans

For the years ended December 31, 2016 and 2015, the Company incurred net loss from continuing operations of approximately $18.5 million and $8.7 million, respectively. The Company reported negative cash flows from operations of $2.8 million and $25.9 million, respectively. Net cash used in operating activities in 2016 significantly decreased by $23.1 million from 2015. The Company had a working capital deficiency of $5.7 million as of December 31, 2016, compared to a working capital deficiency of $1.6 million as of December 31, 2015. Further, the Company had significant accumulated deficit approximately $173.1 million and $155.0 million as of December 31, 2016 and 2015, respectively. Continuing the Company’s business transformation from providing IT software, hardware, and system integration services to the public sectors to offering cloud-based ecosystem solutions to the private sectors, management has developed its 2015 business plan which will continue to be executed in 2017, encompassing six strategies: 1) redirect the Company’s resources to selling high-margin software solutions; 2) reinforce stringent cash collection policies to shorten the Company’s days of sales outstanding; 3) streamline the Company’s purchase order management process to reduce inventory; 4) control the Company’s cost structure; 5) obtain additional government subsidies for developing new and innovative cloud-based software solutions; and 6) reduce the Company’s short-term debt burden. As of December 31, 2016, the Company has further reduced its short-term debt burden to $8.0 million, decreased from $15.3 million at the end of 2015. Starting in April 2016, the Company began receiving an annual rental fee of $380,000 from certain third parties for leasing of its office facility located in Nanshan Industrial Park, Shenzhen. As of December 31, 2016, the Company had no additional availability under its credit facilities. The Company believes it has the ability, if needed, to obtain additional credit lines from local banks to provide capital needs by using the title of its office facility with estimated fair value of approximately $6.0 million as collateral.

However, if one or all of these events do not occur or the Company’s business strategies are not successful in addressing its current financial concerns, substantial doubt exists about the Company’s ability to continue as a going concern. The consolidated financial statements have been prepared assuming that the Company will continue as a going concern and, accordingly, do not include any adjustments that might result from the outcome of this uncertainty.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Consolidation

The consolidated financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles. The consolidated financial statements include the accounts of the Company, its subsidiaries, and its VIE for which the Company is the primary beneficiary. All significant intercompany accounts and transactions have been eliminated in consolidation.

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. The Company’s significant estimates include its accounts receivable, warrants liability, goodwill, and other intangible assets. Management makes these estimates using the best information available at the time the estimates are made; however actual results could differ from those estimates.

(c) Economic and Political Risks

All the Company’s revenue-generating operations are conducted in the PRC. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environments in the PRC, and by the general state of the PRC economy. The Company’s operations in the PRC are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environments and foreign currency exchange. The Company’s results may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation.

(d) Cash and Cash Equivalents

The Company considers all highly liquid investments purchased and cash deposits with financial institutions with original maturities of three months or less to be cash equivalents. The Company had no cash equivalents as of December 31, 2016 or 2015.

The Company maintains its cash accounts at credit worthy financial institutions and closely monitors the movements of its cash positions. As of December 31, 2016 and 2015, approximately $3.7 million and $3.8 million of cash, respectively, was held in bank accounts in the PRC.

(e) Restricted Cash

Restricted cash consists of security deposits in bank accounts in the PRC that serve as collateral for the Company’s revolving working capital facility, which are included in short-term loans, bills payable, as well as letter of credit facilities. There is no restricted cash as of December 31, 2016.

(f) Accounts Receivable, Bills Receivable and Concentration of Risk

Accounts receivable are recognized and carried at invoiced amount less an allowance for any uncollectible accounts, if any. The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The Company reviews the collectability of its receivables on an ongoing basis. After all attempts to collect a receivable have failed, the receivable is written off against the allowance.

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

Bills receivable represent bank undertakings that essentially guarantee payment of amounts hereunder. The undertakings are provided by banks upon receipt of collateral deposits from the Company’s customers or debtors. Bills receivable can be sold at a discount before maturity, which is typically within three months.

Accounts receivable as at December 31, 2016 and 2015 are as follows:

	December 31,	December 31,
	2016	2015
Accounts Receivable	$5,645,114	$8,209,245
Allowance for doubtful accounts	(2,625,765)	(5,029,107)
Accounts Receivable – Net	$3,019,349	$3,180,138

The allowance for doubtful accounts at December 31, 2016 and 2015, totaled $2.6 million and $5.0 million, respectively, representing management’s best estimate. The following table describes the movements in the allowance for doubtful accounts during the years ended December 31, 2016 and 2015:

Balance at January 1, 2015	$4,484,321
Increase in allowance for doubtful accounts	787,033
Foreign exchange difference	(242,247)
Balance at December 31, 2015	$5,029,107
Increase in allowance for doubtful accounts	826,232
Amounts written off as uncollectible	(2,900,447)
Foreign exchange difference	(329,127)
Balance at December 31, 2016	$2,625,765

(g) Advances to Suppliers

Advances to suppliers represent cash deposits for the purchase of inventory items from suppliers.

(h) Advances from Customers

Advances from customers represent cash received from customers as advance payments for the purchase of the Company’s products and services.

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

The following tables present the fair value hierarchy of those assets and liabilities measured at fair value:

Recurring fair value measurements:

	Fair Value Measurements Using
		Quoted
		Prices in
		Active			Total Gains
		Markets	Significant		(Losses) for
	As of	for	Other	Significant	the year
	December	Identical	Observable	Unobservable	ended
	31,	Liabilities	Inputs	Inputs	December 31,
	2016	(Level 1)	(Level 2)	(Level 3)	2016
Warrants liability	$3,720	$-	$-	$3,720	$34,175
Total recurring fair value measurements					$34,175

	Fair Value Measurements Using
		Quoted
		Prices in
		Active			Total Gains
		Markets	Significant		(Losses) for
	As of	for	Other	Significant	the year
	December	Identical	Observable	Unobservable	ended
	31,	Liabilities	Inputs	Inputs	December 31,
	2015	(Level 1)	(Level 2)	(Level 3)	2015
Warrants liability:	$1,156,386	$-	$-	$1,156,386	$(5,657,988)
Bills payable	$1,322,912	$1,322,912	$-	$-	$-
Total recurring fair
value measurements					$(5,657,988)

As of December 31, 2016 and 2015, the Company measured the fair value of its derivative liability related to warrants using a binomial or lattice model and Monte-Carlo Simulation for warrants A and warrants B, respectively. The following tables reflect the quantitative information about recurring Level 3 fair value measurements:

	Series A	Series B
	Warrants	Warrants
December 31, 2016:
Annual volatility	85.43%	-
Risk-free rate	0.96%	-
Dividend rate	0.00%	-
Contractual term	1.4 years	-
Closing price of ordinary shares	$0.72	$-
Conversion/exercise price	$7.73	$-
December 31, 2015:
Annual volatility	89.55%	150.85%
Risk-free rate	1.27%	0.56%
Dividend rate	0.00%	0.00%
Contractual term	2.4 years	0.2 years
Closing price of ordinary shares	$1.68	$1.68
Conversion/exercise price	$7.73	$7.09
Origination:
Annual volatility	88.00%	92.00%
Risk-free rate	1.00%	0.09%
Dividend rate	0.00%	0.00%
Contractual term	3 years	0.5 years
Closing price of ordinary shares	$3.85	$3.85
Conversion/exercise price	$7.73	$7.09

The warrants liability is considered a Level 3 liability on the fair value hierarchy as the determination of fair values includes various assumptions about future activities, stock price, and historical volatility inputs. Significant unobservable inputs for the Level 3 warrants liability include (1) the estimated probability of the occurrence of a down round financing during the term over which the related warrants are exercisable, (2) the estimated magnitude of the down round, and (3) the estimated magnitude of any net cash fractional share settlement. Significant increases or decreases in any of those inputs in isolation would result in a significantly different fair value measurement.

The table below reflects the components effecting the change in fair value for the year ended December 31, 2016 and 2015, respectively:

	Level 3 Liabilities
	For the Year Ended December 31, 2016
	January 1,		Change in Fair	December 31,
	2016	Settlements	Value	2016
Warrants liability (see Note 18)	$1,156,386	$(1,118,492)	$(34,175)	$3,719

	Level 3 Liabilities
	For the Year Ended December 31, 2015
	January 1,			Change in Fair	December 31,
	2015	Issuances	Settlements	Value	2015
Warrants liability (see Note 18)	$-	$4,982,694	$(9,484,295)	$5,657,987	$1,156,386

Non-recurring fair value measurements:

	Fair Value Measurements Using
		Quoted
		Prices in
		Active			Total
		Markets	Significant		Losses for
	As of	for	Other	Significant	the year
	December	Identical	Observable	Unobservable	ended
	31,	Liabilities	Inputs	Inputs	December 31,
	2016	(Level 1)	(Level 2)	(Level 3)	2016
Goodwill	$-	$-	$-	$-	$(4,442,367)
Total non-recurring fair value measurements					$(4,442,367)

	Fair Value Measurements Using
		Quoted
		Prices in
		Active			Total
		Markets	Significant		Losses for
	As of	for	Other	Significant	the year
	December	Identical	Observable	Unobservable	ended
	31,	Liabilities	Inputs	Inputs	December 31,
	2015	(Level 1)	(Level 2)	(Level 3)	2015
Goodwill	$4,753,454	$-	$-	$4,753,454	$(8,918,427)
Total non-recurring fair value measurements					$(8,918,427)

As of December 31, 2016 and 2015, goodwill was measured at fair value on a non-recurring basis using level 3 inputs, which resulted in impairment charges being recorded. Refer to Notes 7 for impairment detail.

Quantitative Information about non-recurring Level 3 Fair Value Measurements:

	Fair Value as	Valuation	Unobservable
of December 31,
	2016	Techniques	Inputs	Range

Goodwill	$-	Discounted cash flow	Profit after tax Annual Growth	(125)%-142%
			Discount rate	22.57%

The significant unobservable inputs used in the fair value measurement of the non–cash impairment of goodwill are the forecasted performance results of the operations and the discount rate of the Company .The discount rate applied to the cash flow streams attributable to the Reporting Unit is the cost of equity of the Reporting Unit, which is developed through the application of the Capital Asset Pricing Model (“CAPM”) with reference to the required rates of return demanded by investors for similar projects. The Company based its fair value estimates on assumptions it believes to be reasonable but that are unpredictable and inherently uncertain. Actual future results related to assumed variables could differ from these estimates.

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

(k) Property, plant and equipment

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

(l) Land use rights

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

(m) Intangible assets

Intangible assets represent technology and customer base intangible assets acquired in connection with business acquisitions, and software development costs capitalized by the Company’s subsidiaries.

Intangible assets are stated at acquisition fair value or cost less accumulated amortization, and amortized using the straight-line method over the following estimated useful lives:

Software development costs	3-5 years
Trademarks	5 years

(n) Goodwill

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

(o) Impairment of Long-Lived Assets

Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. It is reasonably possible that these assets could become impaired as a result of technology or other industry changes. Recoverability of assets to be held and used is determined by comparing their carrying amount with their expected future net undiscounted future cash flows from the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by how much the carrying amount exceeds the fair value of the assets. Assets held for disposal, if any, are reported at the lower of the carrying amount or fair value less costs to sell.

(p) Derivative liability - Warrants

The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is determined and re-assessed at the end of each reporting period, in accordance with FASB ASC Topic 815, “Derivatives and Hedging”. This guidance affects the accounting for warrants issued acquiring the Company’s ordinary shares that contain provisions to protect warrant holders from a decline in the stock price, referred to as down-round protection. Down-round provisions reduce the exercise price of a warrant, if the company either issues equity shares for a price that is lower than the exercise price of the warrants, or issues convertible instruments with a conversion price per equity share that is less than the exercise price of the warrants, or issues new warrants or options that have a lower exercise price. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then re-valued at each reporting date, with changes in the fair value charged to earning or loss. The Company generally uses a binomial or lattice model and Monte-Carlo simulation to value the warrants at inception and subsequent valuation dates. Derivative instrument liabilities are classified in the balance sheet as current or non-current based on whether or not net-cash settlement of the derivative instrument could be required within 12 months of the balance sheet date.

(q) Revenue Recognition

The Company generates its revenues primarily from four sources, (1) hardware sales, (2) software subscription, (3) software sales, and (4) system integration services. The Company’s revenue recognition policies are in accordance with SEC Staff Accounting Bulletin No. 104, "Revenue Recognition", FASB ASC No. 605-35 "Construction-Type and Production-Type Contracts" ("FASB ASC 605-35"), and FASB ASC No. 605-25 “Multiple-Element Arrangements” (“FASB ASC 605-25”) , and FASB ASC 985-605 “Software – Revenue Recognition” (“FASB ASC 985-605”).

Hardware

Hardware revenues are generated primarily from the sales of elevator IoT box and display technology products, and are recognized only when persuasive evidence of an arrangement exists, delivery has occurred and upon receipt of customers’ acceptance, the price to the customer is fixed or determinable in accordance with the contract, and collectability is reasonably assured. Hardware products include hardware and software essential to the hardware products’ functionalities. The Company accounts for hardware sales in accordance with FASB ASC 605-25. Accordingly, the Company has identified three deliverables regularly included in arrangements involving the sale of hardware products. The first deliverable, which represents the substantial portion of the allocation sales price, is the hardware and software essential to the functionality of the hardware products delivered at the time of sale. The second deliverable is the embedded right to receive on a when-and-if-available basis, future unspecified software upgrades relating to the products essential software. The third deliverable is the non-software services to be provided to the hardware products. The Company allocates revenue among these deliverables using the relative selling price method. Because the Company has neither Vendor-Specific Objective Evidence of fair value (VSOE) nor Third-Party Evidence of Selling Price (TPE) for these deliverables, the allocation of revenue is based on the Company’s ESPs. Revenue allocated to the delivered hardware and related essential software is recognized at the time of sales provided other conditions for revenue recognition have been met.

The Company’s process for determining its EPS for deliverables without VSOE or TPE considers multiple factors that may vary depending on the unique facts and circumstances related to each deliverable, including, where applicable, prices charged by the Company and market trends in the pricing for similar offerings, product specifics business objectives, estimated cost to provide the non-software services and the relative ESP of the upgrade rights and non-software services as compared to the total selling prices of the products. The Company has indicated it may from time to time provide future unspecified software upgrades to the hardware products’ essential software and/or non-software services free of charge.

In November 2014, the Company began outsourcing production of hardware to its OEM partners. The Company also shifted after-sale support of hardware to its original equipment manufacturer (OEM) partners for hardware products sold to its private-sector customers. The Company’s OEM partners are ultimately responsible for support and product warranty of hardware. Therefore, the Company normally does not defer hardware revenue for potential product warranty. Hardware sales are classified on the “Revenue-products” line on the Company’s consolidated statements of operations.

Software subscription

Starting in the fourth quarter of 2014, the Company began to generate software subscription revenues from the private sector. The basis for the Company’s software subscription revenue recognition is substantially governed by the accounting guidance contained in ASC 985-605, Software-Revenue Recognition.

In the private sector, the Company’s customers pay software subscription fee for the right to access and use the Company’s proprietary Cloud-Application-Terminal platform, which does not require significant customization and modification to the customers’ specifications. For software subscription arrangements that usually do not require customers’ acceptance, the Company’s customers subscribe to the Company’s Cloud-Application-Terminal platform as a service. The Company generates software-as-a-service (SaaS) revenues selling its Cloud-based Technology platform as a monthly subscription service. The Company’s SaaS revenues are generally recognized ratably over the contract term commencing with the date its service is made available to customers and all other revenue recognition criteria have been satisfied, when: (1) the Company enters into a legally binding agreement with a customer for the subscription of software platform; (2) the Company delivers the products; (3) the sale price is fixed or determinable and free of contingencies or significant uncertainties; and (4) collection is probable. Revenues from software subscription contracts are classified on the “Revenue Software” line on the Company’s consolidated statements of operations. The Company has indicated that it may from time to time provide future unspecified software upgrades to the Company’s Cloud-Application-Terminal platform free of charge.

Non-software element arrangements of training, technical support, and future unspecified software upgrades related to use our Cloud-Application-Terminal platform are included in the monthly subscription fee. The facts of training to use our Cloud-Application-Terminal platform being a one-time event during the first introduction of the platform to the customers, technical support being on a needed basis, and software upgrades being infrequent on the when-and-if-available basis and free of charge, the fair value of these elements is immaterial to overall monthly software subscription based on the Company’s best estimate, and the Company does not allocate any portion of software subscription revenue to the non-software elements and does not defer revenue associated with non-software elements. The Company will continuously monitor the fair value of these elements and see if the cost would be material to allocate the fair value.

Customers typically subscribe to SaaS offerings on a three-to-five-year basis to obtain access to the Company’s display terminals deployed on their premises and to the Company’s cloud-based software hosted on their server via the Internet. Although the duration of some of the Company’s SaaS contracts are longer than 75% of the economic life of the hardware equipment, because in the PRC payment collection beyond any three-year term is highly uncertain, the Company has chosen to recognize its SaaS revenues ratably over the contract term. Revenues from SaaS contracts are classified on the “Revenue-Software” line on the Company’s consolidated statements of operations.

Software sales

Customers pay the Company a fixed price to design and develop software products specifically customized for their needs. Software development projects usually include developing software, integrating various isolated software systems into one, and testing the system. The design and build services, together with the integration of the various elements, are generally determined to be essential to the functionality of the delivered software, and accordingly revenue is recognized using the percentage of completion method of accounting in accordance with FASB ASC 985-605. The percentage of completion for each contract is estimated based on the ratio of direct labor hours incurred to total estimated direct labor hours. Revenues from software development contracts do not include either hardware or system integration, and are classified on the “Revenue-Software” line on the Company’s consolidated statements of operations. The related technical support and maintenance services are generally sold separately as stand-alone contracts. Revenues from these services are recognized as services are performed or ratably over the term of service period.

For software products that do not require significant modification or customization, the Company will provide subsequent software updates and support. Such software sales are recognized and classified on the “Revenue-Products” line on the Company’s consolidated statements of operations. The Company has identified two deliverables regularly included in arrangements involving the sale of software products and the rights to receive, on a when-and-if-available basis, future unspecified software upgrades and support and maintenance. Because software is highly specialized and stable, subsequent upgrade or enhancement is infrequent. The fair value of software support and maintenance is immaterial estimating approximately $50,000 per annum. Therefore the Company does not allocate any portion of revenue to future upgrades or support.

As a result of our business transformation from traditional IT business to integrated cloud-based solutions, most IT projects performed by iASPEC are being phased out. Due to the high risk of uncollectablility, the Company has recognized revenues when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services.

System integration services

System integration revenues are generated from fixed-price contracts which combine both customized software development and integration, and non-customized hardware. System integration projects usually include the purchase of hardware, software development, and integration of various systems into one, and test of the system. Accordingly, system integration revenues contain multiple deliverables consisting of two separate units of account (1) software development and integration, and (2) hardware, both of which are clearly outlined in contracts executed with customers. Revenue from the software element is recognized using the percentage of completion method of accounting outlined above under software development contracts. Revenue from the hardware element is recognized when all four revenue recognition criteria are met, as outlined above under hardware revenues, which generally occurs upon customer’s acceptance. The hardware component of system integration projects consists of standard products and requires only minor modification and an insignificant amount of labor to meet customers’ needs. Collectively, revenues from system integration projects are recognized using percentage of completion based on the ratio of costs incurred to total estimated costs, and are classified on the “Revenue-System Integration” line on the Company’s consolidated statements of operations.

The Company accounts for system integration projects in accordance with FASB ASC 605-25. To determine the selling price of each unit of account included within the system integration contracts, the Company uses vendor-specific objective evidence (VSOE) for the software component, and third-party evidence for the hardware component. In addition, the Company provides post contract support (PCS), which includes telephone technical support that is not essential to the functionality of the software or hardware elements. Although VSOE does not exist for PCS, because (1) the PCS fees are included in the total contract amount, (2) the PCS service period is for less than one year, (3) the estimated cost of providing PCS is not significant, and (4) unspecified upgrades and enhancements offered are minimal and infrequent; the Company recognizes PCS revenue after delivery and customer acceptance.

Contract periods are usually less than six months, and typical contract periods for PCS are 12 months.

Customers are billed in accordance with contract terms, which typically require partial payment at the signing of the contract, partial payment at delivery and customer acceptance dates, with the remainder due within a stated period of time not exceeding 12 months. Occasionally, the Company enters into contracts which allow a percentage (generally 5%) of the total contract price to be paid one to three years after completion of a system integration project. Revenues on these extended payments are recognized upon completion of the terms specified in the contract and collectability is reasonably assured.

For hardware products sold to the Company’s public sector customers, the Company remains responsible for providing after-sale support due to contractual requirements specific to the public sector. However, the original vendors of hardware are ultimately liable for replacement of defective or non-conforming products. Therefore, the Company normally does not defer hardware revenue for potential product warranty.

No rights of return are allowed except for non-conforming products, which have been insignificant based on historical experiences. If non-conforming products are returned due to software issues, the Company will provide upgrades or additional customization to suit the customers’ needs, which is infrequent with immaterial costs. In cases where non-conformity is a result of integrated hardware, the Company returns the hardware to the original vendor for replacement.

Changes in estimates for revenues, costs and profits are recognized in the period in which they are determinable. When the Company’s estimates indicate that the entire contract will be performed at a loss, a provision for the entire loss is recorded in the current accounting period.

As a result of our business transformation from traditional IT business to integrated cloud-based solutions, most IT projects performed by iASPEC are being phased out. The Company has recognized revenues when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services.

(r) Treasury Stock

The Company repurchases its ordinary shares from time to time in the open market and holds such shares as treasury stock. The Company applies the “cost method” and presents the cost to repurchase such shares as a reduction in equity. During the years ended December 31, 2016, 2015 and 2014, the Company repurchased a total of -0-, 685,000 and 76,368 ordinary shares, respectively.

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

During the years ended December 31, 2016, 2015, and 2014, the Company recognized approximately $273,000, $201,000, and $201,000, respectively, of compensation expense.

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

The exchange rates adopted are as follows:

	December 31,	December 31,
	2016	2015
Year-end RMB to US$ exchange rate	6.9437	6.4893
Average yearly RMB to US$ exchange rate	6.6403	6.2150

The average yearly RMB to US$ exchange rate adopted for the year ended December 31, 2014 was 6.1425

No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at the rates used in translation.

(u) Research & Development Expenses

The Company follows the guidance in FASB ASC 985-20, Cost of Software to Be Sold, Leased or Marketed, regarding software development costs to be sold, leased, or otherwise marketed.

FASB ASC 985-20-25 requires research and development costs for software development to be expensed as incurred until the software model is technologically feasible. Technological feasibility is established when the enterprise has completed all planning, designing, coding, testing, and identification of risks activities necessary to establish that the product can be produced to meet its design specifications, features, functions, technical performance requirements. A certain amount of judgment and estimation is required to assess when technological feasibility is established, as well as the ongoing assessment of the recoverability of capitalized costs. The Company’s products reach technological feasibility shortly before the products are released and sold to the public. Therefore research and development costs are generally expensed as incurred.

(v) Subsidy Income

Subsidy income mainly represents income received from various local governmental agencies in China for developing high technology products in the fields designated by the government as new and highly innovative. We have no continuing obligation under the subsidy provision.

(w) Sales, use and other value-added taxes, and Income Taxes

Revenue is recorded net of applicable sales, use and value-added taxes.

Income taxes are provided on an asset and liability approach for financial accounting and reporting of income taxes. Deferred income taxes are recognized for all significant temporary differences at enacted rates and classified as current or non-current based upon the classification of the related asset or liability in the financial statements. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion, or all of, the deferred tax assets will not be realized. The Company classifies interest and/or penalties related to unrecognized tax benefits, if any, as a component of income tax expense.

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

(x) Discontinued Operations

“ASU 2014-08,Presentation of Financial Statements (Topic 205) and Property, Plant and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity” was effective for the Company during the year ended December 31, 2015. The amendments contained in this update change the criteria for reporting discontinued operations and enhance the reporting requirements for discontinued operations. Under the revised standard, a discontinued operation must represent a strategic shift that has or will have a major effect on an entity’s operations and financial results. Examples could include a disposal of a major line of business, a major geographical area, a major equity method investment, or other major parts of an entity. The revised standard also allows an entity to have certain continuing cash flows or involvement with the component after the disposal. Additionally, the standard requires expanded disclosures about discontinued operations that will provide financial statement users with more information about the assets, liabilities, income, and expenses of discontinued operations. The Company accounted for the sale of Geo and Zhongtian during 2015 as a discontinued operation pursuant to this standard. Refer to Note 16 for additional details.

(y) Segment reporting

Segment information is consistent with how management reviews the businesses, makes investing and resource allocation decisions and assesses operating performance. Transfers and sales between reportable segments, if any, are recorded at cost.

The Company reports financial and operating information in the following two segments:

(a)

Cloud-based Technology (CBT) segment — The CBT segment is the Company’s current and future focus for corporate development. It includes the Company’s cloud-based products and services sold to private sectors including new media, healthcare, education, and residential community management. In this segment, the Company generates revenues from the sales of hardware and software total solutions with proprietary software and content. Starting in the fourth quarter of 2014, the Company also began to generate additional revenue from monthly software licensing and Software-as-a Service (SaaS) fees.

(b)

Traditional Information Technology (TIT) segment —The TIT segment includes the Company’s project-based technology products and services sold to the public sector. The solutions the Company has sold primarily include Geographic Information Systems (GIS), Digital Public Security Technology (DPST), and Digital Hospital Information Systems (DHIS). In this segment, the Company generates revenues from sales of software and system integration services.

(z) Recent Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update No. 2014-09 (ASU 2014-09),"ASC 606-10-65-1, Revenue from Contracts with Customers (Topic 606)." ASU 2014-09 supersedes the revenue recognition requirements in "Revenue Recognition (Topic 605)", and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period, and is to be applied retrospectively. Early adoption is permitted to the effective date of December 31, 2016 using either of two methods: (1) retrospective application of Topic 660 to each prior reporting period presented with the option to elect certain practical expedients as defined within Topic 606 or (2) retrospective application of Topic 606 with the cumulative effect of initially applying Topic 606 recognized at the date of initial application and providing certain additional disclosures as defined per Topic 606. Preliminarily, the Company plans to adopt Topic 606 in the fiscal year of 2018 pursuant to the aforementioned adoption method (2), and believes that there will not be material impact to the Company’s revenues upon adoption. The Company is continuing to evaluate the impact to the Company’s revenues related to the adoption of Topic 606 and may change the initial assessments.

In August 2014, the FASB issued ASU 2014-5, “ASC 205-40-65-1, Presentation of Financial Statements – Going Concern (Subtopic 205-40): Disclosure of Uncertainties about and Entity’s Ability to Continue as a Going Concern.” The new guidance which requires an entity to evaluate whether there are conditions or events, in the aggregate, that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued (or within one year after the financial statements are available to be issued when applicable), and to provide related footnote disclosures in certain circumstances. The new standard is effective for annual periods ending after December 15, 2016, and for annual and interim periods thereafter. Early application is permitted. The Company has adopted this guidance and believes that the adoption of the new guidance has no material impact on the results of operations or financial position, although the Company is still in the process of transitioning its business strategy from the public sector to the private customer based.

In July 2015, the FASB issued ASU No. 2015-11, “ASC 330-10-65-1, Inventory (Topic 330) Simplifying the Measurement of Inventory”, which changes the measurement from lower of cost or market to lower of cost and net realizable value. The guidance requires prospective application for reporting periods beginning after December 15, 2016 and permits adoption in an earlier period. The adoption of this ASU is not expected to have a material impact on the Company’s consolidated financial statements.

In November 2015, the FASB issued ASU 2015-17, “ASC 740-10-65-4, Balance Sheet Classification of Deferred Taxes”. This guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. The guidance becomes effective for annual reporting periods beginning after December 15, 2016 with early adoption permitted. The Company has applied this guidance to its consolidated financial statements for the year ended December 31, 2015 and retroactively reclassified its balance sheet for the year ended December 31, 2014. Adoption of this guidance had no material impact on the results of operations or financial position.

In January 2016, the FASB issued ASU 2016-01, “ASC 825-10-65-2, Financial Instruments – Overall (Subtopic 825-10) Recognition and Measurement of Financial Assets and Financial Liabilities”. The guidance requires equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. The guidance requires to use the exit price notion, when measuring the fair value of financial instruments for disclosure purposes and separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (i.e., securities or loans and receivables). The guidance also eliminates the requirement for disclosure of the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost. The guidance requires prospective application for reporting periods beginning after

December 15, 2017 and permits adoption in an earlier period. Adoption of ASU 2016-1is not expected to have a material impact on the Company’s consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, “ASC 842-10-65-1, Leases (Topic 842)”. The guidance requires, with the exception of short-term leases, a lease liability, which is a lessee‘s obligation to make lease payments arising from a lease, measured on a discounted basis; and a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Under the new guidance, lessor accounting is largely unchanged. Certain targeted improvements were made to align, where necessary, lessor accounting with the lessee accounting model and Topic 606, Revenue from Contracts with Customers. The guidance requires prospective application for reporting periods beginning after December 15, 2018 and early adoption is permitted. Lessees (for capital and operating leases) and lessors (for sales-type, direct financing, and operating leases) must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Lessees and lessors may not apply a full retrospective transition approach. Adoption of ASU 2016-2 is not expected to have material impact on the consolidated financial statements.

In March 2016, the FASB issued ASU 2016-07, “ASC 323-10-65-2, Equity Method and Joint Ventures (Topic 323): Simplifying the Transaction to the Equity Method of Accounting.” The new guidance eliminates the requirement that when an investment qualifies for use of the equity method as a result of an increase in the level of ownership interest or degree of influence, an investor must adjust the investment, results of operations, and retained earnings retroactively on a step-by-step basis, as if the equity method had been in effect during all previous periods that the investment had been held. The guidance requires that the equity method investor add the cost of acquiring the additional interest in the investee to the current basis of the investor’s previously held interest and adopt the equity method of accounting as of the date the investment becomes qualified for equity method accounting. Therefore, upon qualifying for the equity method of accounting, no retroactive adjustment of the investment is required. The guidance requires an entity that has an available-for-sale equity security that becomes qualified for the equity method of accounting recognize through earnings the unrealized holding gain or loss in accumulated other comprehensive income at the date the investment becomes qualified for use of the equity method. The guidance is effective for reporting periods beginning after December 15, 2016. Adoption of ASU 2016-07 is not expected to have material impact to the Company’s consolidated financial statements.

In March 2016, the FASB issued ASU 2016-09, “ASC 718-10-65-4, Compensation – Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting.” The guidance simplifies the accounting for share-based payment award transactions, including: (a) income tax consequences; (b) classification of awards as either equity or liabilities; and (c) classification on the statement of cash flows. The guidance is effective for reporting periods beginning after December 15, 2016. Adoption of ASU 2016-09 is not expected to have material impact to the Company’s consolidated financial statements.

In April 2016, the FASB issued ASU 2016-10, “ASC 606-10-65-1, Revenue from Contracts with Customers (Topic 606): identifying Performance Obligation and Licensing.” "The amendments add further guidance on identifying performance obligations and also to improve the operability and understandability of the licensing implementation guidance. Nevertheless, the amendments do not change the core principle of the guidance in Topic 606. The guidance is effective for reporting periods beginning after December 15, 2017. Adoption of ASU 2016-10 is not expected to have material impact to the Company’s consolidated financial statements.

In May 2016, the FASB issued ASU 2016-11, “ASC 606-10-65-1, Revenue Recognition (Topic 605) and Derivatives and Hedging (Topic 815): Rescission of SEC Guidance Because of Accounting Standards U[dates 2014-09 and 2014-16 Pursuant to Staff Announcements at the March 3, 2016 EITF Meeting.” The new guidance rescinds SEC paragraphs pursuant to two SEC Staff Announcements at the March 3, 2016 Emerging Issues Task Force (EITF) meeting. Specifically, registrants should not rely on the following SEC Staff Observer comments upon adoption of Topic 606: (1) Accounting for Shipping and Handling Fees and Costs, which is codified in paragraph 605-45-S99-1; (2) Accounting for Consideration Given by a Vendor to a Customer (including Reseller of the Vendor’s Products), which is codified in paragraph 605-50-S99-1. The guidance is effective for reporting periods beginning after December 15, 2017. Adoption of ASU 2016-11 is not expected to have material impact to the Company’s consolidated financial statements.

In May 2016, the FASB issued ASU 2016-12, “ASC 606-10-65-1, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients.” The guidance, among other things: (1) clarifies the objective of the collectability criterion for applying paragraph 606-10-25-7; (2) permits an entity to exclude amounts collected from customers for all sales (and other similar) taxes from the transaction price; (3) specifies that the measurement date for noncash consideration is contract inception; (4) provides a practical expedient that permits an entity to reflect the aggregate effect of all modifications that occur before the beginning of the earliest period presented when identifying the satisfied and unsatisfied performance obligations, determining the transaction price, and allocating the transaction price to the satisfied and unsatisfied performance obligations; (5) clarifies that a completed contract for purposes of transition is a contract for which all (or substantially all) of the revenue was recognized under legacy GAAP before the date of initial application, and (6) clarifies that an entity that retrospectively applies the guidance in Topic 606 to each prior reporting period is not required to disclose the effect of the accounting change for the period of adoption. ASU 2014-12 is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period, and is to be applied retrospectively. Early adoption is permitted to the effective date of adoption of ASU 2014-09. The Company is currently in the process of evaluating the impact of the adoption of ASU 2014-12 on the consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, “ASC 230-10-65-2, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments.” These updates provide cash flow statement classification guidance applicable to the Company for: (1) Debt Prepayment or Debt Extinguishment Costs; (2) Contingent Consideration Payments Made after a Business Combination; (3) Proceeds from the Settlement of Insurance Claims; (4) Distributions Received from Equity Method Investees. These updates are effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Early adoption is permitted. Adoption of ASU 2016-15 is not expected to have material impact to the Company’s consolidated financial statements.

In October 2016, the FASB issued ASU 2016-16, “ASC 740-10-65-5, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory.” The new guidance requires an entity to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory, when the transfer occurs. The new guidance eliminates the exception for an intra-entity transfer of an asset other than inventory. Although the new guidance does not require new disclosure, the existing disclosure requirements might be applicable, when accounting for the current and deferred income taxes for an intra-entity transfer of an asset other than inventory. The guidance is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Early adoption is permitted. The new guidance should be applied on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption. The Company is currently in the process of evaluating the impact of the adoption of ASU 2016-16 on the consolidated financial statements.

In October 2016, the FASB issued ASU 2016-17, “ASC 810-10-65-8, Consolidation (Topic 810): Interests Held through Related Parties That Are Under Common Control.” The new guidance changes the evaluation of whether a reporting entity is the primary beneficiary of a variable interest entity by changing how a reporting entity that is a single decision maker of a variable interest entity treats indirect interests in the entity held through related parties that are under common control with the reporting entity The new guidance is effective for annual reporting periods beginning after December 15, 2016, including interim periods within those fiscal years. If an entity adopts the content that links to this paragraph in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. Adoption of ASU 2016-17 is not expected to have material impact to the Company’s consolidated financial statements.

In November 2016, the FASB issued ASU 2016-18, “ASC 230-10-65-3, Statement of Cash Flows (Topic 230): Restrict Cash.” The new guidance requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. As a result, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The new guidance is effective for annual reporting periods beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted. The guidance should be applied using a retrospective transition method to each period presented. Adoption of ASU 2016-18 is not expected to have material impact to the Company’s consolidated financial statements.

In December 2016, the FASB issued ASU 2016-20, “ASC 606-10-65-1, Technical Corrections and Improvements to Topic 606, Revenue from Contract with Customers.” The amendments in ASU 2016-20 affect narrow aspects of the guidance issued in ASU 2014-09 applicable to the Company include: (1) Contract Costs, (2) Provisions for Losses on Construction-Type and Production-Type Contracts, (3) Disclosure of Remaining Performance Obligations, (4) Disclosure of Prior Period Performance Obligations, (5) Contract Modifications, (6) Contract Asset vs. Receivable, (7) Refund Liability. The effective date of these amendments are at the same date that Topic 606 is effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods therein. The Company is currently in the process of evaluating the impact of the adoption of ASU 2016-20 on the consolidated financial statements.

In January 2017, the FASB issued 2017-01, “ASC 805-10-65-4, Business Combinations (Topic 805): Clarifying the Definition of a Business.” The new update is effective for annual periods beginning after December 15, 2017, including interim periods within those periods. Early adoption is permitted under certain circumstances, and should be applied prospectively as of the beginning of the period of adoption. Adoption of ASU 2017-01 is not expected to have material impact to the Company’s consolidated financial statements.

In January 2017, the FASB issued 2017-04, “ASC 350-20-65-3, Intangibles – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment.” The new guidance eliminates Step 2 from the goodwill impairment test. The annual, or interim, goodwill impairment test is performed by comparing the fair value of a reporting unit with its carrying amount. An impairment charge should be recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. In addition, income tax effects from any tax deductible goodwill on the carrying amount of the reporting unit should be considered when measuring the goodwill impairment loss, if applicable. The new guidance also eliminates the requirements for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and, if it fails that qualitative test, to perform Step 2 of the goodwill impairment test. An entity still has the option to perform the qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary. The new update is effective for annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. ASU 2017-04 should be adopted on a prospective basis. Adoption of ASU 2017-04 is not expected to have material impact to the Company’s consolidated financial statements.

The Company has considered all other recently issued accounting pronouncements and does not believe that the adoption of such pronouncements will have a material impact on the consolidated financial statements.

3. VARIABLE INTEREST ENTITY

The Company is the primary beneficiary of iASPEC, pursuant to the Amended and Restated MSA. iASPEC is qualified as a variable interest entity of the Company and is subject to consolidation. Accordingly, the assets and liabilities and revenues and expenses of iASPEC have been included in the accompanying consolidated financial statements. In the opinion of management, (i) the ownership structure of the Company, and the VIEs are in compliance with existing PRC laws and regulations; (ii) the contractual arrangements with the VIEs and its shareholder are valid and binding, and do not result in any violation of PRC laws or regulations currently in effect; and (iii) the Company’s business operations are in compliance with existing PRC laws and regulations in all material respects.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. China’s legal system is a civil law system based on written statutes and unlike common law systems. It is a system in which decided legal cases have little value as precedent. As a result, China’s administrative and judicial authorities have significant discretion in interpreting and implementing statutory and contractual terms. Thus, it may be more difficult to evaluate the outcome of administrative and judicial proceedings and the level of legal protection available than in more developed legal systems. Accordingly, the Company cannot be assured that PRC regulatory authorities will not ultimately take a contrary view to its opinion with respect to the contractual arrangements with its VIEs. Because all of these contractual arrangements are governed by the PRC laws and provide for the resolution of disputes through arbitration in the PRC, these contracts would be interpreted in accordance with the PRC laws and any dispute would be resolved in accordance with the PRC legal procedures. If the VIEs or their respective shareholders fail to perform their respective obligations under the contractual arrangements, of which they are a party, the Company may have to incur substantial costs and resources to enforce its rights under the contracts and rely on legal remedies under the PRC laws, which may not be sufficient or effective. Under the PRC laws, rulings by arbitrators are final; parties cannot appeal the arbitration results in courts; and the prevailing parties may only enforce the arbitration awards in the PRC courts through arbitration award recognition proceedings, which would cause the Company to incur additional expenses and delays. As a result, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements. In the event the Company is unable to enforce these contractual arrangements, it may not be able to exert effective control over the VIEs, and its ability to conduct its business may be negatively affected.

In addition, if the PRC government determines that the Company is not in compliance with applicable laws, it may revoke the Company’s business and operating licenses, and require the Company to discontinue or restrict its operations, deconsolidate the Company’s interests in the VIEs, restrict its right to collect revenues. The PRC government may require the Company to restructure its operations, impose additional conditions, of which the Company may not be able to comply, impose restrictions on the Company’s business operations or on its customers, or take other regulatory or enforcement actions against the Company that could be harmful to its business. The Company believes that the contractual arrangements with its VIEs are in compliance with current PRC laws and are legally enforceable. In the opinion of management, the likelihood of loss in respect to the Company’s current ownership structure or the contractual arrangements with VIEs is remote based on current facts and circumstances.

In order to facilitate iASPEC’s expansion and provide financing for iASPEC to complete the acquisition of Geo, the Company advanced RMB38.0 million (approximately $5.4 million) to iASPEC in two installments in 2007 and 2008 for increase of iASPEC’s registered capital. In order to comply with PRC laws and regulations, the advance was made to Mr. Lin, iASPEC’s then majority shareholder, who, then upon the authority and direction of the Board of Directors, forwarded the funds to iASPEC. The Company has recorded the advance of these funds as an interest-free loan to iASPEC, which was eliminated against additional capital of iASPEC in the Company’s consolidated financial statements. The increase in iASPEC’s registered capital does not affect IST’s exclusive option to purchase iASPEC’s assets and shares under the MSA.

For the years ended December 31, 2016, 2015 and 2014, net loss of $ 353,876, net income of $ 308,473, and net loss of $520,951 respectively, have been attributed to non-controlling interest in the consolidated statements of operations of the Company. The $520,951 net loss attributed to non-controlling interest in 2014 was comprised of $404,662 from continuing operations and $116,289 from dis-continued operations.

Government licenses, permits and certificates represent substantially all of the unrecognized revenue-producing assets held by the VIEs. Recognized revenue-producing assets held by the VIEs consist of property, plant and equipment, and intangible assets.

The VIE’s assets and liabilities were as follows for the years ended December 31, 2016 and 2015:

	December 31,	December 31,
	2016	2015
Current assets from discontinued operations	$-	$13,272,186
Total current assets	7,391,365	27,860,566
Property, plant and equipment	2,655,188	2,930,365
Intangible assets	1,556,306	2,431,599
Non-current assets from discontinued operations	-	-
Total assets	17,742,097	41,439,773
Intercompany payable to the WFOE	14,204,071	28,347,903
Total current liabilities	24,864,098	42,249,136
Total liabilities	24,864,098	42,249,136
Total equity	$(7,122,001)	$(809,363)

4. DISPOSALS OF CONDOLIDATED ENTITIES

On March 31, 2016, the Company disposed of Information Security Software Investment Limited (“ISSI”), a wholly-owned subsidiary, to an unrelated third party. On August 1, 2016, the Company also disposed of Dongguan Information Security Technology (China) Co., Ltd. (“IST DG”) to an unrelated third party. Both IST DG and ISSI were holding companies. The Company divested these two subsidiaries as being determined that they were no longer necessities for the organization. There was no consideration exchanged for the disposals that resulted in a total loss of approximately $0.6 million for the year ended December 31, 2016. In accordance with ASC 810-10-40, Deconsolidation of a Subsidiary, the Company derecognized the net assets associated with ISSI and IST DG on March 31, 2016 and on August 1, 2016, respectively, when the Company ceased to have controlling financial interest in these entities.

On January 31, 2015, the Company deregistered Information Security Int’l Investment & Development Ltd (ISIID) in line with its business restructure. The deregistration did not result in any gain or loss for the year ended December 31, 2015.

5. LOSS PER SHARE

Basic loss per share is computed by dividing loss available to common shareholders by the weighted-average number of ordinary shares outstanding during the period. Diluted earnings per share reflects the potential dilution that could occur, if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares, or resulted in the issuance of ordinary shares that shared in the earnings of the entity.

Components of basic and diluted loss per share were as follows for the years ended December 31, 2016, 2015, and 2014:

	2016	2015	2014
Net loss attributable to the Company	$(18,170,601)	$(7,504,262)	$(29,231,347)
Weighted average outstanding ordinary shares-Basic	40,175,439	34,483,100	30,601,209
Weighted average outstanding ordinary shares-Diluted	40,175,439	34,483,100	30,601,209

Loss per share:
Basic	$(0.45)	$(0.22)	$(0.96)
Diluted	$(0.45)	$(0.22)	$(0.96)

CONTINUING OPERATIONS	2016	2015	2014
Net loss attributable to the Company	$(18,170,601)	$(9,003,233)	$(24,087,098)
Weighted average outstanding ordinary shares-Basic	40,175,439	34,483,100	30,601,209
Weighted average outstanding ordinary shares-Diluted	40,175,439	34,483,100	30,601,209

Loss per share:
Basic	$(0.45)	$(0.26)	$(0.79)
Diluted	$(0.45)	$(0.26)	$(0.79)

DISCONTINUED OPERATIONS	2016	2015	2014
Net income (loss) attributable to the Company	$-	$1,498,971	$(5,144,249)
Weighted average outstanding ordinary shares-Basic	-	34,483,100	30,601,209
Weighted average outstanding ordinary shares-Diluted	-	35,382,895	30,601,209

Loss per share:
Basic	$-	$0.40	$(0.17)
Diluted	$-	$0.40	$(0.17)

Warrants for the purchase of 525,621 and 1,425,416 shares were not included in the calculations for the years ended December 31, 2016 and 2015 as their effect would have been anti-dilutive.

As the Company reported income from discontinued operations in 2015, 899,795 shares underlying 98,741 series B warrants (Note 18) were included in diluted calculation.

6. BUSINESS ACQUISITION

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

The following table summarizes the purchase price allocation for Biznest, and the amounts of the assets acquired and liabilities assumed which were based on their estimated fair values at the acquisition date:

Cash and cash equivalents	$67,506
Advances to suppliers	406,273
Other receivables	308,158
Property, plant, and equipment	2,478,165
Identifiable intangible assets	3,600,746
Goodwill	6,152,243
Accounts payable	(223,030)
Salary payable	(108,535)
Other payables	(9,493)
$12,672,033

The operating results of Biznest have been included in the Company’s consolidated financial statements since October 14, 2014, the acquisition date. Intangible assets represent software development costs with an estimated useful life of 5 years. Goodwill has been allocated to the Company’s CBT segment, and is not expected to be deductible for tax purposes. Goodwill arising from the transaction is attributable primarily to expected operating synergies and assembled workforce of Biznest. See Note 7.

The following unaudited pro forma information shows the results of continuing operations for the year ended December 31, 2014, as if the acquisition of Biznest had been completed at the beginning of the respective periods. The unaudited pro forma information is based on estimates and assumptions which management believes are reasonable. It is not necessarily indicative of the consolidated results in future periods or the results that would have been realized for 2014.

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

7. GOODWILL

Goodwill by segments at December 31, 2016 and 2015 are as follows:

	January 1,		Exchange rate		December 31,
	2015	Transfer	adjustment	Impairment	2015
CBT Segment	$9,210,122	$(3,057,879)	$(332,350)	$(1,066,439)	$4,753,454
TIT Segment	2,908,695	3,057,879	1,885,414	(7,851,988)	-
Total	$12,118,817	$-	$1,553,064	$(8,918,427)	$4,753,454

	December 31,		Exchange rate		December 31,
	2015	Transfer	adjustment	Impairment	2016
CBT Segment	$4,753,454	$-	$(311,087)	$(4,442,367)	$-
TIT Segment	-	-	-	-	-
Total	$4,753,454	$-	$(311,087)	$(4,442,367	$-

In accordance with FASB ASC Topic 350, management reviews goodwill impairment annually or more frequently, if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Management used the discounted cash flow method to estimate the fair value of its reporting units. Determining the fair value of a reporting unit involves the use of significant estimates and assumptions, such as revenue growth rate, gross profit rate, and discount rate.

In 2016 and 2015, CBT Segment revenue has grown significantly below what was anticipated, and incurred a substantial loss as research and development of the cloud-based ecosystem just being completed causing delay in marketing the products and services. Based on the impairment test performed in 2016, step one of the test results indicated that the carrying amount of CBT segments exceeded their fair value, and therefore an impairment of goodwill was probable. Management then determined the implied fair value of goodwill for the CBT segments. As a result, the Company recognized a goodwill impairment loss of $4.4 million in the CBT segment in 2016.

Based on the impairment test performed in 2015, step one of the test results indicated that the carrying amount of the TIT and CBT segments exceeded their fair value, and therefore an impairment of goodwill was probable. Management then determined the implied fair value of goodwill for the TIT and CBT segments. As a result, the Company recognized goodwill impairment losses of $7.9 million and $1.1 million in the TIT and CBT segments in 2015, respectively.

Based on the impairment test performed in 2014, step one of the test results indicated that the carrying amount of the TIT segment exceeded its fair value, and therefore an impairment of goodwill was probable. Management then determined the implied fair value of goodwill for the TIT segment. As a result, the Company recognized a goodwill impairment loss of $4.7 million in the TIT segment in 2014.

8. RELATED PARTY BALANCES AND TRANSACTIONS

(a) Related party balances

As of December 31, 2016 and 2015, amounts due from/to related parties consist of:

	December 31,	December 31,
	2016	2015
Due to related party - Shareholder	$-	$154,331

Due to related party

The balance due to shareholder represents the balance of $-0- and $141,972 personal loans with interest free from Mr. Lin, Chairman and CEO of the Company , and $-0- and $12,359 of payables due to Mr. Zhixiong Huang, Chief Operating Officer of the Company as of December 31, 2016 and 2015, respectively.

(b) Rental expenses - related party

iASPEC and Bocom leased office spaces in a building personally owned by Mr. Lin, Chairman and CEO of the Company. The lease discontinued on December 18, 2015. Consequently, the Company paid Mr. Lin approximately $-0-, $170,000, and $263,915 of rental expenses during the years ended December 31, 2016, 2015, and 2014, respectively.

Zhongtian leased office space in a building personally owned by Mr. Lin. The lease discontinued on November 9, 2015. Consequently, the Company paid Mr. Lin $-0-, $ 160,166, and $ 67,114 of rental expenses during the years ended December 31, 2016, 2015, and 2014, respectively. These amounts were included within discontinued operations.

(c) Receivable from sale of stock

The amounts represented the loan balances of $144,015 and $154,100 (RMB 1,000,000) to Mr. Sun Jun Ping, Chief Investment Officer of the Company, as of December 31, 2016 and 2015, respectively. The receivable was related to the sale of the Company’s ordinary shares on November 15, 2013 under 2013 Equity Incentive Plan and included in other current assets, and was fully collected on April 28, 2017.

9. INVENTORIES

As of December 31, 2016 and 2015, inventories consist of:

	December 31,	December 31,
	2016	2015
Raw materials	$193,713	$617,833
Work in Process	11,947	101,441
Finished goods	874,899	1,108,968
Cost of projects	651,266	1,693,737
	$1,731,825	$3,521,979
Allowance for slow-moving or obsolete inventories	(254,042)	(1,380,886)
Inventories, net	$1,477,783	$2,141,093

For the years ended December 31, 2016, 2015 and 2014, impairments for obsolete inventories were approximately $325,000, $275,000, and $3,808,000, respectively. Impairment charges on inventories are included with general and administrative expenses.

10. PROPERTY, PLANT AND EQUIPMENT

As of December 31, 2016 and 2015, property, plant and equipment consist of:

	December 31,
	2016	2015
Office buildings	$4,175,613	$580,863
Plant and machinery	677,504	724,948
Electronic equipment, furniture and fixtures	10,440,392	16,318,202
Motor vehicles	390,238	817,725
Purchased software	6,104,043	3,179,938
	21,787,790	21,621,676
Less: accumulated depreciation	(13,112,940)	(13,248,715)
Property, plant and equipment, net	$8,674,850	$8,372,961

Depreciation expenses for the years ended December 31, 2016, 2015, and 2014 were approximately $1.7 million, $1.7 million, and $2.1 million, respectively.

Management regularly evaluates property, plant and equipment for impairment, if an event occurs or circumstances change that would potentially indicate that the carrying amount of the property, plant and equipment exceeded its fair value. Management utilizes the discounted cash flow method to estimate the fair value of the property, plant and equipment.

Based on the test of recoverability and the estimated fair value, management determined that approximately $-0-, $4.6 million, and $0.8 million of property, plant and equipment were impaired for the years ended December 31, 2016, 2015 and 2014.

11. ASSETS HELD FOR SALE

Assets held for sale are reported at the lower of the carrying amount or fair value less costs to sell. Depreciation expense is not recognized on assets held for sale. In November 2014, the Company signed an agreement to sell certain assets to an unrelated third party for RMB375.0 million (approximately US$61.2 million). The following table reflected the assets held for sale on the transaction closing date, November 30, 2015.

September 30,
2015
Property, plant and equipment	$20,430,446
Land use rights, net	12,871,988
Total	33,302,434
Less: current portion	(13,032,000)
Noncurrent portion	$20,270,434

As of December 31, 2014, the Company had received a $13.0 million deposit under the agreement, which is classified on the balance sheet as a deposit for assets held for sale as of December 31, 2014. In September 2015, the Company completed the sale and title transferred to the buyer upon payment in full of all amounts due under the contract. The Company recorded a pre-tax gain on the sale of approximately $30 million for the year ended December 31, 2015.

12. LAND USE RIGHTS AND INTANGIBLE ASSETS

(a) Deposits for purchase of land use rights Deposits for the purchase of land use rights represent deposits for purchase of land use rights in Dongguan City. There was a deposit for purchase of land use rights by IST in the amount of approximately $14.0 million (RMB90.8 million) at December 31, 2015

See Note 17(a) (i) for sale of land use rights in 2016.

(b) Intangible assets

As of December 31, 2016 and 2015, intangible assets consist of:

	Software and software
	development costs	Trademarks	Total
Amortized intangible assets:
Gross carrying amounts
Balance as of January 1, 2015	$4,575,753	$932,765	$5,508,518
Addition	-	64,044	64,044
Foreign currency translation	(247,187)	(50,388)	(297,575)
Balance as of December 31, 2015	4,328,566	946,421	5,274,987
Foreign currency translation	(283,281)	(61,938)	(345,219)
Balance as of December 31, 2016	4,045,285	884,483	4,929,768
Accumulated amortization
Balance as of January 1, 2015	1,109,295	905,208	2,014,503
Amortization expense	821,038	18,167	839,205
Foreign currency translation	(59,924)	(48,900)	(108,824)
Balance as of December 31, 2015	1,870,409	874,475	2,744,884
Amortization expense	789,736	18,480	808,216
Foreign currency translation	(122,409)	(57,229)	(179,638)
Balance as of December 31, 2016	2,537,736	835,726	3,373,462
Total amortized intangible assets	$1,507,549	$48,757	$1,556,306

Amortization expense for the years ended December 31, 2016, 2015, and 2014 was approximately $0.8 million, $0.8 million, and $0.9 million, respectively.

Based on the impairment test performed, management determined no impairment for the years ended December 31, 2016 and 2015, and impairment loss was approximately $2.3 million for the year ended December 31, 2014.

Estimated amortization for the next four years is as follows:

2017	$798,301
2018	698,645
2019	57,858
2020	1,502
Total	$1,556,306

13. BANK LOANS

(a) Short-term bank loans

	December 31,	December 31,
	2016	2015
Secured short-term loans	$7,799,852	$15,058,189
Add: amounts due within one year under long-term loan contracts	-	214,797
Total short-term bank loans	$7,799,852	$15,272,986

(1) Detailed information of secured short-term loan balances as of December 31, 2016 and 2015 were as follows:

	December 31,	December 31,
	2016	2015
Guaranteed by ISIOT	$-	$2,311,500
Collateralized by land and office buildings and guaranteed by IST and guaranteed by Mr. Lin and Secured by iASPEC’s trade receivables	3,600,375	-
Secured by IST’s trade receivables and guaranteed by iASPEC, ISIOT, IST and Mr. Lin	2,759,327	-
Guaranteed by High-tech Investment Company and Mr. Lin(i)	1,440,150	-
Guaranteed by ISIOT and Mr. Lin	-	3,082,000
Guaranteed by IST and Mr. Lin	-	3,837,089
Guaranteed by IASEPC, ISIOT and Mr. Lin	-	5,827,600
Total	$7,799,852	$15,058,189

(i) High-tech Investment Company is an unrelated third party.

As of December 31, 2016, the Company had short-term bank loans of $7.8 million, which mature on various dates from November 22, 2017 to December 28, 2017. The short-term bank loans can be extended for another year by the banks without additional charges to the Company upon maturity. The bank borrowings are in the form of credit facilities. Amounts available to the Company from the banks are based on the amount of collateral pledged or the amount guaranteed by the Company’s subsidiaries. These borrowings bear interest rates ranging from 5.66% to 6.09% per annum. The weighted average interest rates on short term debt were approximately 6.01%, 6.74%, and 7.74% for the years ended December 31, 2016, 2015, and 2014, respectively. The interest expenses were approximately $0.5 million, $3.1 million, and $5.9 million, respectively, for the same periods.

14. BILLS PAYABLE

For bills payable, total available borrowing facilities with various banks for the Company were $-0- and $10.7 million of as of December 31, 2016 and 2015, respectively. The Company utilized $9.39 million of bills payable borrowing facilities at December 31, 2015.The funds borrowed under these facilities are generally repayable within 1 year. Bills payable are non-interest bearing.

All of the bank acceptance bills as of December 31, 2015 matured prior to May 3, 2016. Due to the short term to maturity, the Company believes the bank acceptance bills’ carrying amount approximates fair value.

15. INCOME TAXES

Pre-tax income (loss) from continuing operations for the years ended December 31, 2016, 2015, and 2014 were taxable in the following jurisdictions:

	2016	2015	2014
PRC	$(1,442,284)	$3,397,483	$(27,612,320)
Others	(17,024,349)	(7,787,215)	(1,478,999)
Total income (loss) before income taxes	$(18,466,633)	$(4,389,732)	$(29,091,319)

United States

Because of the domestication transaction in 2012 by which CNIT BVI became the parent of our group, under Section 7874 of the Internal Revenue Code of 1986, as amended, the Company is treated for U.S. federal tax purposes as a U.S. corporation and, among other consequences, is subject to U.S. federal income tax on its worldwide income. It is management’s intention to reinvest all the income attributable to the Company earned by its operations outside the United States. Accordingly, no U.S. corporate income taxes are provided in these consolidated financial statements.

BVI

Under the current laws of the BVI, dividends and capital gains arising from the Company’s investments in the BVI and ordinary income, if any, are not subject to income taxes.

Hong Kong

Under the current laws of Hong Kong, ISSI, IST HK and HPC are subject to a profit tax rate of 16.5% .

PRC

Income tax (benefit) expense from continuing operations consists of the following:

	2016	2015	2014
Current taxes	$(307,557)	$543,944	$4,204
Deferred taxes	365,401	3,761,084	(4,603,763)
Income tax expense (benefit)	$57,844	$4,305,028	$(4,599,559)

Current income tax benefit was recorded in 2016 and was related to differences between the book and corporate income tax returns. Income tax expense recorded in 2015 primarily related to utilization of deferred tax assets relating to net operating loss carry forwards offset with taxable income recorded relating to the sale of assets held for sale discussed in Note 11.

	2016	2015	2014
PRC statutory tax rate	25%	25%	25%
Computed expected income tax (benefit) expense	$(4,616,658)	$(1,097,433)	$(7,272,830)
Tax rate differential benefit from tax holiday	652,038	(1,771,273)	1,753,640
Permanent differences	2,648,828	6,039,892	1,471,243
Tax effect of deductible temporary differences not recognized	264,418	601,779	(914,667)
Non-deductible tax loss	1,109,218	532,063	363,055
Income tax (benefit) expense	$57,844	$4,305,028	$(4,599,559)

The significant components of deferred tax assets and deferred tax liabilities were as follows as of December 31, 2016 and December 31, 2015:

	December 31, 2016		December 31, 2015
	Deferred	Deferred	Deferred	Deferred
	Tax	Tax	Tax	Tax
	Assets	Liabilities	Assets	Liabilities
Allowance for doubtful accounts	$1,007,812	$-	$1,810,234	$-
Loss carry-forwards	1,397,179	-	631,424	-
Fixed assets	35,341	(226,784)	111,803	(221,530)
Inventory valuation	302,134	-	1,323,187	-
Salary payable	28,569	-	16,618	-
Intangible assets	190,077	126,349	128,183	135,198
Gross deferred tax assets and liabilities	2,961,112	(100,435)	4,021,449	(86,332)

Valuation allowance	(2,860,677)	-	(3,561,212)	-

Total deferred tax assets and liabilities	$100,435	$(100,435)	$460,237	$(86,332)

The Company has net operating loss carry forwards totaling RMB 67.0 million ($9.6 million) as of December 31, 2016, substantially all of which were from PRC subsidiaries and will expire on various dates through December 31, 2021. Valuation allowance for deferred tax asset was fully provided.

ISIOT, IST and Topcloud are all governed by the Income Tax Laws of the PRC. These companies are approved as being high-technology enterprises and subject to PRC enterprise income tax rate (“EIT”) at 15%, while Biznest is subject to a 12.5% of EIT.

The Company recognizes that virtually all tax positions in the PRC are not free of some degree of uncertainty due to tax law and policy changes by the State. However, the Company cannot reasonably quantify political risk factors and thus must depend on guidance issued by current State officials.

Based on all known facts, circumstances, and current tax law, the Company has recorded $-0- and $433,000 of unrecognized tax benefits as of December 31, 2016 and 2015, respectively. The Company believes that the total amount of unrecognized tax benefits as of December 31, 2015, if recognized, would not have a material effect on its effective tax rate. The Company further believes that there are no tax positions for which it is reasonably possible, based on current Chinese tax laws and policies, that the unrecognized tax benefits will significantly increase or decrease over the next 12 months, individually or in the aggregate, and have a material effect on the Company’s results of operations, financial condition or cash flows.

The Company’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. Any accrued interest or penalties associated with any unrecognized tax benefits were not significant for the years ended 2016, 2015, and 2014.

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

16. DISCONTINUED OPERATIONS

In 2015, the Company disposed of two of iASPEC’s subsidiaries (Zhongtian and Geo) by sale of equity ownership to third parties. As a result, the operations of Zhongtian and Geo were reflected within “discontinued operations” in the Company’s consolidated statements of operations for all periods presented.

The significant items included within discontinued operations are as follows:

	Year Ended December 31,
	2015	2014
Revenue	$24,904,321	$29,522,952
Cost of revenue	15,040,537	17,541,786
Total operating expenses	9,856,344	18,031,318
Operating income (loss) from discontinued operations	7,440	(6,050,152)
Net gain on sale of Geo and Zhongtian	3,699,088	-
Other (loss) income	(2,038,675)	1,000,272
Income (loss) from discontinued operations before income taxes	1,667,853	(5,049,880)
Provision for income taxes	(168,882)	(210,658)
Income (loss) from discontinued operations, net of income taxes	$1,498,971	$(5,260,538)

Due from sales of Zhongtian and Geo for $13.3 million was recorded in other receivables at December 31, 2015, and was received in 2016.

17. OTHER CURRENT AND NON-CURRENT ASSETS

(a) As of December 31, 2016 and 2015, other currents assets consist of:

	December 31,	December 31,
	2016	2015
Advances to unrelated-parties (ii)	$3,572,368	$7,412,911
Receivable from sale of the deposit of the land use right(i)	3,117,907	-
Advances to employees	105,081	221,153
Receivable from sale of stock (Note 8(c) )	144,015	154,100
Installation contract deposits (iii)	16,477	67,722
Other current assets	203,955	257,975
	$7,159,803	$8,113,861

(i)

The Company planned to purchase land use rights in Dongguan City for expansion of operations in manufacturing and office building in 2010. Under the terms of the purchase agreement with Dongguan Fenggang Municipal Government (the “Local Government”), IST paid approximately $14.0 million (RMB 90.8 million) in total with the Local Government as security deposit for purchase of land use rights, which was refundable, if the Company was to terminate the agreement. In September 2016, the Company terminated the purchase agreement because of the shift of the Company’s business strategy and transformation of the Company’s business. The Company sold deposit receivable of approximately $13.0 million (RMB 90.2 million) without recourse to an unrelated party, Dongguan Dongyi Industrial Co., Ltd. (“Dongyi”), in a consideration of approximately $10.4 million (RMB 72.2 million) with an installment payment plan until December 31, 2019. As of December 31, 2016, the Company received approximately $1.0 million from Dongyi.

The transaction was governed by FASB ASC 860-20, Sales of Financial Assets. The Company recognized and recorded a loss of approximately $2.7 million from the sale in the consolidated statement of operations for the year ended December 31, 2016.

(ii)	The advances to unrelated parties for business development, and are non-interest bearing.

(iii)

Deposits for installation contract are made from time-to-time by the Company to demonstrate the Company’s capabilities in capital and resources in connection with bidding on certain projects. Such amounts are refundable upon completion of the bidding processes.

(b) As of December 31, 2016 and 2015, other non-currents assets consist of:

	December 31,	December 31
	2016	2015
Receivable from sale of the deposit of the land use right(i)	$6,235,550	$-
Advances to unrelated third-parties (ii)	2,031,466	2,065,000
	$8,267,016	$2,065,000

18. WARRANTS LIABILITY

In May 2015, the Company closed an equity offering and issued 2,102,484 ordinary shares to certain institutional investors at a price of $6.44 per share. At the same time, the Company also issued Series A and Series B warrants to purchase an aggregate of 1,576,863 ordinary shares to the same investors under the equity offering.

The following table outlines the number of warrants outstanding and exercisable as of December 31, 2016 and 2015, respectively:

	2016	2015
	Number of	Number of
Warrants	Warrants	Warrants	Exercise	Expiration
Outstanding	Outstanding	Outstanding	Price	Date
Series A	525,621	525,621	$7.73	05/27/2018
Series B	-	98,741	$7.09	03/15/2016
Total	525,621	624,362

Series A warrants

Series A warrants were issued to purchase an aggregate of 525,621 ordinary shares at an exercise price of $7.73 per share. The Series A warrants have a term of three years and are exercisable by the holders at any time after the date of issuance before the expiration date. A holder of the Series A warrants has the right to exercise warrants on a cashless basis, if a registration statement or prospectus is not available for the issuance of the ordinary shares upon exercise of the warrants. None of the Series A warrants has been exercised as of December 31, 2016. The Series A warrants are classified as liabilities with the amount of its fair value $3,719 at December 31, 2016.

Series B warrants

Series B warrants were issued to purchase an aggregate of 1,051,242 ordinary shares at an exercise price of $7.09 per share. The Series B warrants are exercisable by the holders at any time after the date of issuance, and expired six months after the date on which they are first exercisable. A holder of the Series B warrants also has the right to exercise its warrants on a cashless basis, if a registration statement or prospectus is not available for the issuance of the ordinary shares upon exercise of the warrants. In addition, commencing on the 40th day after the issuance date of the Series B warrants, holders may exercise the Series B warrants in whole or in part and, in lieu of making cash payment upon such exercise and in lieu of making a cashless exercise, elect to receive upon such exercise the net number of ordinary shares determined according the formula specified in the Series B warrant agreement. If the applicable market price of the ordinary shares is less than $4.00 per share (as adjusted for share splits, share distributions, recapitalizations or similar events), and the Company has previously delivered a Net Cash Settlement Notice (as defined in the Series B warrant agreement) to the holders that has not been withdrawn, the Company will pay the holders a certain amount of cash in addition to such number of ordinary shares according to a formula specified in the Series B warrant agreement. Subsequent to the issuance of the Series B warrants, the Company extended the expiration date of the Series B warrants through March 15, 2016. A total of 952,501 Series B warrants were exercised in exchange for 5,613,130 ordinary shares in 2015 and 98,741 Series B warrants were exercised in exchange for 899,795 ordinary shares subsequent to December 31, 2015.No Series B warrant remains outstanding as of December 31, 2016.

Series B warrants contain down-round protection upon the issuance of any ordinary shares, securities convertible into ordinary shares, or certain other issuances at a price below the then-existing exercise price of the warrants, with certain exceptions. In addition, the Series B warrants contain provisions that could require cash payments to the holders of the warrants or payment in additional ordinary shares.

The Company recognizes the warrants liability at their respective fair values at inception and on each reporting date. The Company utilized a binomial option pricing model (“BOPM”) and a Monte-Carlo simulation to develop its assumptions for determining the fair value of the warrants A and B, respectively. Changes in the fair value of the derivative warrant liabilities and key assumptions at the issue date and each reporting date are as follows:

	Series A	Series B
	Warrants	Warrants	Total
Balance at January 1, 2015	$-	$-	$-
Fair value at warrants liability at issuance date	1,075,500	3,907,194	4,982,694
Exercise of warrants and resulting reclassification to equity at fair value	-	(8,941,489)	(8,941,489)
Cash paid to warrant holders	-	(542,806)	(542,806)
Adjustment resulting from the change in the fair value for the reporting period	(918,969)	6,576,956	5,657,987

Balance at December 31, 2015	$156,531	$999,855	$1,156,386
Exercise of warrants and resulting reclassification to equity at fair value	-	(1,118,492)	(1,118,492)
Adjustment resulting from the change in the fair value for the reporting period	(152,812)	118,637	(34,175)

Balance at December 31, 2016	$3,719	$-	$3,719

19. OTHER PAYABLES AND ACCRUED EXPENSES

As of December 31, 2016 and 2015, other payables and accrued expenses consist of:

	December 31,	December 31
	2016	2015
Advances from unrelated third-parties (i)	$1,185,837	$1,889,818
Tax payable (ii)	924,861	1,202,185
Unrecognized tax benefits (iii)	433,000	433,000
Repurchase common stock payable	-	392,771
Amount due to employees (iv)	206,491	249,895
Other current liabilities	294,590	402,629
	$3,044,779	$4,570,298

(i)	The advances from unrelated parties are non-interest bearing and due on demand.

(ii)	The tax payable were the amounts due to the value added tax, business tax, city maintenance and construction tax, and individual income tax.

(iii)	The Unrecognized tax benefits refer to the land value added tax due to the sale of property, equipment, and land use rights in September 2015.

(iv)	The amounts due to employees were pertaining to employees’ out-of-pocket expenses for travel and meal allowance, etc.

20. RESERVE AND DISTRIBUTION OF PROFIT

In accordance with relevant PRC regulations and the Articles of Association of our PRC subsidiaries, our PRC subsidiaries are required to allocate at least 10% of their annual after-tax profits determined in accordance with PRC statutory financial statements to a statutory general reserve fund until the amounts in said fund reaches 50% of their registered capital. As of December 31, 2016, the balance of general reserve is $13.8 million.

Under the applicable PRC regulations, the Company may pay dividends only out of the accumulated profits, if any, determined in accordance with the PRC accounting standards and regulations. As the statutory reserve funds can only be used for specific purposes under the PRC laws and regulations. The general reserves are not distributable as cash dividends.

Our after-tax profits or losses with respect to the payment of dividends out of accumulated profits and the annual appropriation of after-tax profits as calculated pursuant to the PRC accounting standards and regulations do not result in significant differences as compared to after-tax earnings as presented in our consolidated financial statements. However, there are certain differences between the PRC accounting standards and regulations and the U.S. generally accepted accounting principles, arising from different treatment of items such as amortization of intangible assets and change in fair value of contingent consideration arising from business combinations.

21. EQUITY

(a) Issuance of new shares

In 2016 and 2015, the Company issued a total of 899,795 and 5,613,130 ordinary shares, respectively, resulting from the Series B warrants exercise. Refer to Note 18 above.

In 2015, the Company issued a total of 2,102,484 ordinary shares to certain institutional investors at the price of $6.44 per share. Gross proceeds from the offering were approximately $13.5 million. The Company paid a total of $0.7 million in placement agency fees, legal fees, and other related expenses. As a result, the Company received $12.8 million of net proceeds from the equity offering.

(b) Repurchase of common shares

On October 4, 2013, the Company announced a $9.0 million share repurchase program. Repurchases may be made in open-market transactions or through privately negotiated transactions. The timing and extent of any repurchase will depend upon market conditions, the trading price of the Company’s ordinary shares, and other factors, and are subject to the restrictions relating to volume, price and timing under the applicable laws, including but not limited to, Rule 10b-18 promulgated under the Securities Exchange Act of 1934, as amended. The Company’s Board of Directors will review the share repurchase program periodically, and may authorize adjustment of its terms and size accordingly. During the years ended December 31, 2016, 2015 and 2014, a total of 0, 685,000, and 76,368 ordinary shares were repurchased in accordance with the program at a cost of $0, $2,827,500 and $486,316, respectively. During the year ended December 31, 2014, 584,231 ordinary shares were cancelled.

(c) Stock-based compensation

On September 11, 2013, the Board of Directors of the Company adopted the 2013 Equity Incentive Plan, or the 2013 Plan, pursuant to which, the Company may offer up to five million ordinary shares as equity incentives to its directors, employees and consultants. Such number of shares is subject to adjustment in the event of certain reorganizations, mergers, business combinations, recapitalizations, stock splits, stock dividends, or other change in the corporate structure of the Company affecting the shares issuable under the 2013 Plan. As of December 31, 2016, the Company had issued 4,467,135 shares of restricted stock to our officers and employees under the 2013 Plan.

On November 15, 2013, the Company granted eligible employees a total of 3,000,000 ordinary shares as compensation under the 2013 Equity Incentive Plan. The fair value of these shares was approximately $15.9 million at the date of the grant, based on the quoted market price of the Company’s ordinary shares. The employees paid the Company $9.0 million in cash resulting in approximately $6.9 million being recorded as the compensation for services provided in 2013.

For the purpose of acquiring the ordinary shares from the Company, certain employees had entered into loan contracts with local banks. The Company had agreed to guarantee the employees’ repayment of these bank loans in the event of default. Of the 3,000,000 shares issued to employees, a total of 725,000 shares were purchased from the Company using the proceeds from these guaranteed bank loans. In December 2014, the Company loaned a total of approximately $1.5 million to these employees in order to for them to repay their respective bank loans. Since the Company has guaranteed these loans, the Company classified $2.2 million, of the total proceeds received as “temporary equity” in the accompanying balance sheet. In May 2015, the liability of these employees to the Company was repaid through either selling a certain numbers of their shares back to the Company or through repayment of cash to the Company. As a result, $1.1 million and $0.8 million were reclassified to “permanent equity” in 2015 and 2014, respectively. In 2016, additional $360,000 of temporary equity was reclassified to permanent equity as a result of a promise to repay the outstanding balance of the loan for purchasing ordinary shares executed by Mr. Sun Jun Ping, Chief Investment Officer of the Company.

On April 30, 2014, the Company granted eligible employees a total of 920,757 restricted shares as compensation under the 2013 Equity Incentive Plan. The fair value of these shares was approximately $3.8 million at the date of the grant, based on the quoted market price. The employees paid the Company approximately $3.7 million in cash, resulting in approximately $0.1 million being recorded as the compensation for services provided in 2014.

On April 30, 2014, the Company issued an aggregate of 439,503 shares of restrict CNIT ordinary shares to various minority shareholders to acquire additional ownership in Geo and Zhongtian. See Note 1.

On June 25, 2014, the Company issued 50,000 restricted shares as payable in a lump sum for one year consulting fee from June 2014 to June 2015. The fair value of these shares was approximately $206,000 at the date of the grant, based on the quoted market price of the ordinary shares, resulting in approximately $120,000 being recorded as consulting expense in 2014, and approximately $86,000 being recorded as prepaid expenses as of December 31, 2014, which was fully amortized in 2015.

In 2015, the Company granted eligible employees a total of 51,875 shares of ordinary shares under the Company’s Equity Incentive Plan as compensation. The fair value of these shares was approximately $102,000, based on the quoted market price. The amount was recorded as the compensation for services provided in 2015.

In 2015, the Company issued 5,000 restricted shares of ordinary shares in exchange for a consulting fee. The fair value of these shares was approximately $13,000 at the date of the grant, based on the quoted market price, resulting in approximately $13,000 being recorded as consulting fee in 2015.

The following table provides the details of the approximate total share based payments expense during the years ended December 31, 2016, 2015 and 2014:

	December 31,	December 31,	December 31,
	2016	2015	2014
Employees and directors share-based payments	$273,000 $	102,000	$81,000
Stock issued for services	-	99,000	120,000
	$273,000 $	201,000	$201,000

(d) Stock options

On May 9, 2016, the Board of Directors of the Company adopted the 2016 Equity Incentive Plan, or the 2016 Plan. Pursuant to the 2016 Plan, the Company may offer up to five million ordinary shares as equity incentives to its directors, employees and consultants. Such number of shares is subject to adjustment in the event of certain reorganizations, mergers, business combinations, recapitalizations, stock splits, stock dividends, or other change in the corporate structure of the Company affecting the issuable shares under the 2016 Plan. On May 27, 2016, the Company granted options to purchase an aggregate of 2,712,000 ordinary shares under the 2016 Plan. As a result of employee turnover, the number of options to purchase 2,286,000 ordinary shares remained as of December 31, 2016. The Company accounts for its stock option awards to employees and directors pursuant to the provisions of ASC 718, Compensation – Stock Compensation. The fair value of each option award is estimated on the date of grant using the Black-Scholes Merton valuation model. The Company recognizes the fair value of each option as compensation expense ratably using the straight-line attribution method over the service period, which is generally the vesting period. The fair value of these options was approximately $1.6 million at the date of the grant, of which approximately $273,000 was recorded as compensation and included in administrative expenses in the consolidated statements of operations for the services provided for the year ended December 31, 2016.

The following table summarizes the assumptions used to estimate the fair values of the share options:

December 31,
2016
Exercise multiple	$1.21
Expected term	4 years
Expected volatility	90.40%
Expected dividend yield	0%
Risk free interest rate	1.23%
Fair Value	$0.78

Stock option activity for the year ended December 31, 2016 is summarized as follows:

			Weighted Average
			Remaining	Aggregated
	Options	Weighted Average	Contractual Life	Intrinsic
	Outstanding	Exercise Price	(Years)	Value
Outstanding at January 1, 2016	-	$-	-
Granted	2,712,000	1.21
Exercised	-
Canceled	426,000	1.21
Outstanding at December 31, 2016	2,286,000	$1.21	4.40	$0
Vested and expected to be vested as of December 31, 2016	2,057,400	$1.21	4.40	$0
Options exercisable as of December 31, 2016 (vested)	0	N/A	N/A	N/A

The weighted average grant-date fair value of options granted during the year ended December 31, 2016, was $0.78. There was no option exercised during the year ended December 31, 2016.

As of December 31, 2016, approximately $1.3 million of total unrecognized compensation expense related to non-vested share options is expected to be recognized over a weighted average remaining vesting period of approximately 1.8 years. To the extent the actual forfeiture rate is different from what the Company has anticipated, stock-based compensation related to these awards will be different from its expectations.

22. CONSOLIDATED SEGMENT DATA

Segment information is consistent with how management reviews the businesses, makes investing and resource allocation decisions, and assesses operating performance. Transfers and sales between reportable segments, if any, are recorded at cost. All sales occurred in China since our revenue-generating operations are located in China.

Selected information by segment is presented in the following tables for the years ended December 31, 2016, 2015 and 2014.

	2016	2015	2014
Revenues(1)
TIT Segment	$1,488,882	$2,970,952	$13,024,506
CBT Segment	8,704,708	7,313,916	25,610,241
	$10,193,590	$10,284,868	$38,634,747

(1) Revenues by operating segments exclude intercompany transactions.

	2016	2015	2014
Loss from operations:
TIT Segment	$(3,452,860)	$(2,593,743)	$(7,675,174)
CBT Segment	(8,983,828)	(22,238,917)	(14,876,016)
Corporate and others(2)	(2,141,240)	(2,130,697)	(1,358,023)
Loss from operations	(14,577,928)	(26,963,357)	(23,909,213)
Corporate other (expenses) income, net	(3,441,369)	31,271,674	268,543
Corporate interest income	17,420	76,716	408,121
Corporate interest expense	(498,931)	(3,116,777)	(5,858,770)
Corporate warrant income (expense)	34,175	(5,657,988)	-
Loss from continuing operations before income taxes	(18,466,633)	(4,389,732)	(29,091,319)

Income tax benefit (expense)	(57,844)	(4,305,028)	4,599,559

Loss from continuing operations	(18,524,477)	(8,694,760)	(24,491,760)
Income (loss) from discontinued operations, net of taxes	-	1,498,971	(5,260,538)
Net loss	(18,524,477)	(7,195,789)	(29,752,298)

Net loss (income) attributable to the non-controlling interest	353,876	(308,473)	520,951
Net loss attributable to the Company	$(18,170,601)	$(7,504,262)	$(29,231,347)

(2) Includes non-cash compensation, professional fees and consultancy fees for the Company.

Non-cash employee compensation by segment as of December 31, 2016, 2015 and 2014 are as follows:

	2016	2015	2014
Non-cash employee compensation:
TIT Segment	$-	$-	$81,615
CBT Segment	-	-	-
Corporate and others	273,102	102,282	-
	$273,102	$102,282	$81,615

Depreciation and amortization by segment for the years ended December 31, 2016, 2015 and 2014 are as follows:

	2016	2015	2014
Depreciation and amortization:
TIT Segment	$48,155	$90,379	$420,556
CBT Segment	2,513,780	2,332,037	2,513,790
Corporate and others	19,821	119,078	119,078
	$2,581,756	$2,541,494	$3,053,424

	2016	2015	2014
Provisions for bad debt allowance on accounts receivable, other receivable and advances to supplier; :
TIT Segment	$918,960	$910,824	$3,102,627
CBT Segment	1,076,086	1,748,675	3,287,604
Corporate and others	-	-	8,232
	$1,995,046	$2,659,499	$6,398,463

	2016	2015	2014
Inventory obsolescence provision:
TIT Segment	$278,233	$226,943	$308,683
CBT Segment	46,348	47,720	3,499,624
	$324,581	$274,663	$3,808,307

	2016	2015	2014
Impairment of intangible assets and goodwill
TIT Segment	$-	$7,851,987	$4,685,843
CBT Segment	4,442,367	1,066,440	2,329,884
	$4,442,367	$8,918,427	$7,015,727

	2016	2015	2014
Impairment of property, plant and equipment
TIT Segment	$-	$-	$-
CBT Segment	-	4,616,679	827,319
	$-	$4,616,679	$827,319

Total assets by segment as at December 31, 2016 and 2015 are as follows:

	2016	2015
Total assets
TIT Segment	$9,995,520	$19,803,442
CBT Segment	23,701,298	32,651,184
Corporate and others	590,181	364,892
Assets from discontinued operations	-	13,272,186
	$34,286,999	$66,091,704

23. COMMITMENTS AND CONTINGENCIES iASPEC and Bocom lease offices, employee dormitories, and factory space in Shenzhen , China. Lease agreements will expire on various dates through December 2017. For the years ended December 31, 2016, 2015, and 2014, the rental expense was approximately $95,000, $219,000, and $282,000, respectively. Future minimum lease payments under these lease agreements are as follows:

2017	$75,358

We may be subject to legal proceedings, investigations, and claims incidental to conduct of our business from time to time. We are currently subject to legal or arbitration proceedings with customers pertaining to our performance of the sales contracts. The Company estimates, with 50% of probability, a possible loss ranging from approximately $ 0 to $300,000, if the proceedings are ruled by arbitration.

24. CONCENTRATIONS

For the year ended December 31, 2016, three customers each accounted for greater than 10% of revenue. For the years ended December 31, 2015 and 2014, no customer accounted for greater than 10% of revenue. However, for the years ended December 31, 2016, 2015, and 2014, the Company’s top five customers accounted for 72%, 21%, and 17% of the Company’s revenues from continuing operations, respectively.

The Company’s top five customers accounted for 95% of accounts receivable as of December 31, 2016, of which three customers each accounted for greater than 10% or more of accounts receivable. The Company’s top five customers accounted for 50% of accounts receivable as of December 31, 2015, of which two customers each accounted for greater than 10% or more of accounts receivable.

For the years ended December 31, 2016, 2015 and 2014, approximately 79%, 63%, and 32%, respectively, of total inventory purchases were from five unrelated suppliers. Four suppliers accounted for greater than 10% of total inventory purchases in 2016 and 2015. No single supplier accounted for greater than 10% of total inventory purchases in 2014.

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

4.16	Form of Standstill Agreement between the Company and the Holder named therein (incorporated by reference to Exhibit 4.1 to the Report on Form 6-K furnished by the registrant on September 24, 2015)
4.17	Form of Standstill Agreement between the Company and the Holder named therein (incorporated by reference to Exhibit 4.1 to the Report on Form 6-K furnished by the registrant on October 7, 2015)
4.18	Form of Stock Option Agreement (incorporated by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the registrant on June 1, 2016)
8.1*	List of the registrant’s subsidiaries
11.1	Amended and Restated Code of Ethics, adopted on December 25, 2007 (incorporated by reference to Exhibit 14 to the Annual Report on Form 10-K filed by CITN on March 31, 2008)
12.1*	Certifications of Chief Executive Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)
12.2*	Certifications of Interim Chief Financial Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)
13.1*	Certifications of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certifications of Interim Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent from GHP Horwath, P.C., Independent Registered Public Accounting Firm.
15.2*	Consent from UHY LLP, Independent Registered Public Accounting Firm
101*	Interactive data files pursuant to Rule 405 of Regulation S-T

_________________________

*Filed herewith.