Form 20-F
period 2017-12-31
China Information Technology, Inc.
filed 2018-03-30
CIK 1552670

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

Mr. Jianghuai Lin, Chief Executive Officer
21st Floor, Everbright Bank Building
Zhuzilin, Futian District
Shenzhen, Guangdong 518040
People’s Republic of China
Tel: +86-755-88319888
Fax: + 86-755-83709333
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
Ordinary Shares, no par value	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2017): 40,231,159 ordinary shares, no par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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
Yes [X]      No [   ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large Accelerated Filer	Accelerated Filer [ ]	Non-Accelerated Filer [X]	Emerging growth company [ ]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. [   ]

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
Year Ended December 31, 2017

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

A. Selected Financial Data

The following table presents selected financial data regarding our business. It should be read in conjunction with our consolidated financial statements and related notes contained elsewhere in this annual report and the information under Item 5 “Operating and Financial Review and Prospects.” The selected consolidated statement of income (loss) data for the fiscal years ended December 31, 2017, 2016, and 2015, and the selected consolidated balance sheet data as of December 31, 2017 and 2016 have been derived from our audited consolidated financial statements that are included in this annual report beginning on page F-1. The selected consolidated statement of income (loss) data for the fiscal years ended December 31, 2014 and 2013, and the selected consolidated balance sheet data as of December 31, 2015, 2014 and 2013 have been derived from our audited consolidated financial statements that are not included in this annual report.

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

	Years Ended December 31,
	2017	2016	2015	2014	2013
Statement of Income Data
Total revenue	$18,189,274	$10,193,590	$10,284,868	$38,634,747	$55,419,831
Total cost of revenue	$9,867,508	$7,607,190	$6,381,205	$28,146,390	$45,867,163
Gross profit	$8,321,766	$2,586,400	$3,903,663	$10,488,357	$9,552,668
(Loss) income from operations	$(450,703)	$(14,577,928)	$(26,963,357)	$(23,909,213)	$(118,215,368)
Net income (loss) attributable to CNIT- continuing operations	$858,605	$(18,170,601)	$(7,504,262)	$(24,087,098)	$(118,511,760)
Net income (loss) per share-continuing operations - basic	$0.02	$(0.45)	$(0.26)	$(0.79)	$(4.33)
Net income (loss) per share-continuing operations - diluted	$0.02	$(0.45)	$(0.26)	$(0.79)	$(4.33)
Balance Sheet Data
Cash and cash equivalents	$3,260,808	$3,752,375	$3,786,846	$6,689,848	$6,044,692
Working (deficiency) capital	$(1,494,326)	$(5,739,129)	$(1,649,728)	$(56,043,116)	$(46,779,407)
Total assets	$37,639,430	$34,286,999	$66,091,704	$179,405,809	$189,238,990
Total liabilities	$23,121,938	$21,484,751	$35,637,467	$140,827,000	$129,059,540
Temporary equity	$-	$-	$360,000	$1,425,000	$2,175,000
Total equity	$14,517,492	$12,802,248	$30,094,237	$37,153,809	$58,004,450

Exchange Rate Information

Our business is primarily conducted in China and almost all of our revenues are denominated in RMB. This annual report contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.5063 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System on December 30, 2017. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On March 23, 2018, the certified exchange rate was RMB6.3110 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of any other periodic reports or any other information to be provided to you. The source of these rates is the Federal Reserve Statistical Release.

	Exchange rate
Period	Period End	Average(1)	Low	High
	(RMB Per US$1.00)
2013	6.0537	6.1478	6.0537	6.2438
2014	6.2046	6.1620	6.0402	6.2591
2015	6.4778	6.2827	6.1870	6.4896
2016	6.9430	6.6549	6.4480	6.9580
2017	6.5063	6.7350	6.4773	6.9575
September	6.6533	6.5690	6.4773	6.6591
October	6.6328	6.6254	6.5712	6.6533
November	6.6090	6.6200	6.5967	6.6385
December	6.5063	6.5932	6.5063	6.6210
2018
January	6.2841	6.4233	6.2841	6.5263
February	6.3280	6.3183	6.2649	6.3471
March (through March 23, 2018)	6.3110	6.3283	6.3093	6.3491

_________________________
Source: Federal Reserve Statistical Release

(1)

Annual averages were calculated by using the average of the exchange rates on the last day of each month during the relevant year. Monthly averages are calculated by using the average of the daily rates during the relevant month.

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

In early 2013, we made a strategic decision to transform our business from servicing the public sector to focusing on the private sector. Leveraging our experience and expertise in handling large-scale IT projects for the public sector, we started investing in research and development to develop software products for the private sector. In 2014, continuing our business transition from the public sector to the private sector, we identified and provided cloud-based ecosystem solutions to four core markets including new media, healthcare, education, and residential community management. Underpinning our ecosystems are our industry-specific integrated technology platform, resource exchange, and big data services. In 2014, we predominately sold our cloud-based solutions to the Chinese new media industry. Starting from 2015, we further expanded the customer base of cloud-based solutions to education, government, and residential community management. In 2016, we grew our industry-specific integrated technology platform, resource exchange, and big data services to elevator IoT sectors. From May 2017, we have focused our business to provide products and services in Cloud-App-Terminal (CAT) and IoT technology based digital advertising distribution network and new media resource sharing platform in the Out-of-Home adverting market in China. As such, we have a limited operating history of selling our cloud-based products and professional services to the private sector, which makes it difficult to evaluate our current business and future prospects and may increase the risk of your investment. In 2017, we generated approximately $17.0 million of revenue in our cloud-based technology (CBT) segment for customers in the education, new media, and Out-of-Home advertising market sectors. We expect to have significant operating expenses in the future to further support and grow our business, including expanding the scope of our customer base, expanding our direct and indirect selling capabilities, pursuing acquisitions of complementary businesses, investing in our data storage and analysis infrastructure, and research and development, and increasing our international presence. As a result of our new initiatives, although we had net income of $0.9 million in 2017, we cannot assure you that we will sustain profitability in the future.

Our independent registered auditors have expressed substantial doubt about our ability to continue as a going concern.

Our independent auditors have added an explanatory paragraph to their audit opinion issued in connection with our financial statements included in this report which states that the financial statements were prepared assuming that we would continue as a going concern.

As discussed in Note 1 to the consolidated financial statements included in this report, we have reported net income as well as positive cash flows from operating activities in 2017. We have also significantly reduced working capital deficit from the prior years. As disclosed under Item 5, “Operating and Financial Review and Prospects” and Note 1 to the consolidated financial statements, we have developed our 2015 business plan, which would continue to be implemented for years going forward. As a result, our 2016 and 2017 profitability and operating cash flows had improved from the prior periods. However, there can be no assurance that we will be successful in achieving the goals set forth in our new business strategy and business model

Unfavorable economic conditions may affect the level of technology and Out-of-Home advertising spending by our customers which could cause the demand for our products and services to decline.

The revenue growth and profitability of our business rely on the overall demand by our customers for Out-of-Home digital advertising, display technology products, and internet related services. Our business depends on the overall economy in China and the economic and business conditions within our respective product and service sectors. If economic conditions become unstable, our existing and prospective customers may reassess their decisions to purchase our products and services. Fragile Chinese economic conditions or a reduction in Out-of-Home advertising and information technology spending by our customers could harm our business in many ways, including longer sales cycles and lower prices for our products and services. These events could have a material effect on our future revenues and earnings.

Our periodic operating results are difficult to predict and could fall below investors’ expectations or estimates by securities research analysts, which may cause the trading price of our ordinary shares to decline.

Our revenues and operating results can vary significantly from a filing period to the next due to a number of factors, many of which are outside of our control, such as fluctuations in the volume of business from our customers as a result of changes in their operations, their decisions to purchase our products and services, and currency fluctuations. Our revenues and operating results could also be affected by delays or difficulties in expanding our operational regions and infrastructure, changes to our pricing strategies due to a competitive business environment and improper estimates of resources and time required to complete ongoing projects. Our first quarter revenues may be relatively low compared to the other quarters due to the Chinese New Year holiday. Moreover, our operating and financial results may vary as a result of our dependency on our customers’ budgets and spending patterns. Therefore we may not be able to reasonably forecast the demand for our products and services beyond the current calendar year, which could adversely affect our business, operations, and financial condition. In addition, business volumes for specific customers are likely to vary from year to year. Thus, a major customer in one year may not remain as a major customer in the subsequent years.

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

Acquired companies may not perform to our expectations for various reasons, including loss of key personnel resulting changes in key customers, and our strategic focuses. Therefore we may not realize the benefits we have previously anticipated. If we fail to integrate acquired businesses or realize expected benefits, we may lose economic returns on investments in these mergers and acquisitions and incur transaction costs causing our operating results be materially and adversely affected.

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

If our technology, products and services become obsolete, our business operations would be materially and adversely affected. The market in which we compete is known for rapid changes in technologies, quick evolution of industry standards, fast introductions of new products, and changes in customer demands. These market characteristics can cause the existing products to be obsolete and unmarketable. Our future success depends upon our ability to timely address the increasingly sophisticated requests from our customers to support the existing and new hardware, software, database, and networking platforms. We have to invest in research and development in order to succeed in this competitive industry and timely satisfy market demands. Research and development expenses from continuing operations were approximately $4.0, $3.0 million and $3.4 million for the years ended December 31, 2017, 2016, and 2015, respectively.

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

Under our Amended and Restated Management Services Agreement, or the MSA, among our subsidiary IST, our variable interest entity, iASPEC, and Mr. Jianghuai Lin, our Chairman and Chief Executive Officer, we have licensed 71 copyrighted software applications from iASPEC on an exclusive basis. To protect the intellectual property underlying these applications and our other intellectual property, we rely on a combination of copyright, trademark, and trade secret laws. We also rely on non-disclosure agreements and other confidentiality procedures and contractual provisions to protect our intellectual property rights. Some of these technologies, other than the iASPEC copyrighted software applications, are very important to our business and are not protected by copyrights or patents. It may be possible for unauthorized third parties to copy or reverse engineer our products, or otherwise obtain and use information that we regard as proprietary. Further, third parties could challenge the scope or enforceability of our copyrights. In certain foreign countries, including China where we operate, the laws do not protect our proprietary rights to the same extent as the laws of the United States. Any misappropriation of our intellectual property could have a material and adverse effect on our business and results of operations. We cannot assure you that the measures we take to protect our proprietary rights are adequate.

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

A significant portion of our sales are derived from a limited number of customers or related parties, and results from operations could be adversely affected and shareholder value harmed if we lose any of these customers.

Historically, a significant portion of our revenues have been derived from a limited number of customers or related parties, whom we have identified Shenzhen Taooping New Media Co., Ltd. and its affiliates. Shenzhen Taoping New Media Co., Ltd. is controlled by Mr. Lin, our Chairman and Chief Executive Officer. For the year ended December 31, 2017, we generated about 50% of revenue from related parties. For each of the years ended December 31, 2017, 2016 and 2015, approximately 47%, 72% and 21%, respectively, of our revenues of continuing operations were derived from our five largest customers or related parties. The loss of any of these significant customers and related parties would adversely affect our revenues and shareholder value.

The markets for Out-of-Home digital advertising and digital security systems in China are highly competitive. We may fail to compete successfully, thereby resulting in loss of customers and decline in our revenues.

The markets for Out-of-Home digital advertising and digital security information systems in China are intensely competitive and are characterized by frequent technological changes, evolving industry standards, and changing in customer demands. We have competition from multiple domestic competitors in each segment. Increased competition may result in price reductions, reduced margins, and inability to gain or hold market share.

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

Our future business and results of operations significantly depend upon continuous contributions by key technical and senior management personnel, including Jianghuai Lin, Chairman and Chief Executive Officer, Zhiqiang Zhao, President and Interim Chief Financial Officer, Zhixiong Huang, Chief Operating Officer and Guangzeng Chen, Chief Technology Officer. They also depend in significant part upon our ability to attract and retain additional qualified management, technical, marketing, sales, and support personnel for our operations. If we lose a key employee or if a key employee fails to perform in his or her current position, or if we are not able to attract and retain skilled employees as needed, our business could suffer. Significant turnover in our senior management could largely deplete our institutional knowledge held by our existing senior management team. We depend on the skills and abilities of these key employees in managing technical, marketing, and sales aspects of our business, any part of which could be harmed by further turnover..

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

A report of our management is included under Item 15 “Controls and Procedures” of this report. We are a non-accelerated filer and not required to include an attestation report of our auditor in this annual report. Management believes that our internal control over financial reporting has significantly improved in 2017 to minimize material weaknesses identified as discussed in Item 15 of this report. Although we have made improvements to overcome the concern, we can provide no assurance that these material weaknesses will be remediated in a timely manner. As a result, investors and others may lose confidence in the reliability of our financial statements.

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

Risks Relating to our Contractual Relationship with iASPEC

Mr. Lin’s association with iASPEC could pose a conflict of interest which may result in iASPEC decisions that are adverse to our business.

Mr. Jianghuai Lin, our Chairman and Chief Executive Officer and the beneficial owner of 41.6% of our outstanding ordinary shares, owns 100% of the equity interests in iASPEC, from which we derived 78.9%, 38.4% and 68.2% of our revenues in the fiscal years ended December 31, 2017, 2016 and 2015, respectively, pursuant to the existing commercial arrangements. As a result, conflicts of interest may arise from time to time and may result in management decisions that could negatively affect our operations and potentially result in the loss of opportunities.

PRC laws and regulations governing our businesses and the validity of certain of our contractual relationships with iASPEC are uncertain. If we are found to be in violation of such PRC laws and regulations, our business may be negatively affected and we may be forced to relinquish our interests in those operations.

PRC laws and regulations prohibit or restrict foreign ownership of companies that operate Internet information and content. Consequently, we conduct certain of our operations and businesses in the PRC through our variable interest entity, iASPEC and its subsidiaries. The contractual relationships with iASPEC give us effective control over iASPEC, and its wholly owned subsidiaries and enable us to obtain substantially all of the economic benefits arising from it as well as consolidate their financial results in our results of operations. Although the structure we have adopted is consistent with longstanding industry practice, and is commonly adopted by comparable companies in China, the PRC government may not agree that these arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future.

The Ministry of Commerce in China (“MOFCOM”) published a discussion draft of the proposed Foreign Investment Law in January 2015 aiming to, upon its enactment, replace the major existing laws and regulations governing foreign investment in China. Among other things, the draft Foreign Investment Law purports to introduce the principle of “actual control” in determining whether a company is considered a foreign invested enterprise, or an FIE. The draft Foreign Investment Law specifically provides that entities established in China but “controlled” by foreign investors will be treated as FIEs, whereas an entity organized in a foreign jurisdiction, but cleared by the MOFCOM as “controlled” by PRC entities and/or citizens, would nonetheless be treated as a PRC domestic entity for investment in the “restriction category” on the “negative list.” While the MOFCOM solicited comments on this draft, substantial uncertainties exist with respect to its enactment timetable, interpretation and implementation. It is not clear when the Foreign Investment Law will become effective, what approach it will adopt and how it will impact the contractual arrangements through which we hold the licenses and conduct our operations in China.

In the opinion of Guangdong Jin Di Law Firm Sichuan Office, our local PRC counsel, the ownership structures of our wholly-foreign owned enterprise and our variable interest entities in China do not violate any applicable PRC law, regulation or rule currently in effect; and the contractual arrangements between IST, iASPEC and iASPEC’s shareholder governed by PRC law are valid, binding and enforceable in accordance with their terms and applicable PRC laws and regulations currently in effect. However, our PRC counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current PRC laws, rules and regulations. Accordingly, the PRC regulatory authorities and PRC courts may in the future take a view that is contrary to the opinion of our PRC legal counsel.

The PRC government has broad discretion in dealing with violations of laws and regulations, including levying fines, revoking business and other licenses and requiring actions necessary for compliance. In particular, licenses and permits issued or granted to us by relevant governmental bodies may be revoked at a later time by higher regulatory bodies. We cannot predict the effect of the interpretation of existing or new PRC laws or regulations on our businesses. We cannot assure you that our current ownership and operating structure would not be found in violation of any current or future PRC laws or regulations. As a result, we may be subject to sanctions, including fines, and could be required to restructure our operations or cease to provide certain services. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention. If the imposition of any of these government actions causes us to lose our right to direct the activities of any of our variable interest entities or otherwise separate from them and if we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of our variable interest entities in our consolidated financial statements. Any of these or similar actions could significantly disrupt our business operations or restrict us from conducting a substantial portion of our business operations, which could materially and adversely affect our business, financial condition and results of operations.

If iASPEC or its shareholders violate our contractual arrangements with it, our business could be disrupted and we may have to resort to litigation to enforce our rights which may be time consuming and expensive.

Our operations are currently dependent upon our commercial relationship with iASPEC. During the fiscal years ended December 31, 2017, 2016, and 2015, we derived 78.9%, 38.4% and 68.2% of our revenues, respectively, from the provision of services to iASPEC customers. A significant portion of these revenues has not yet been collected. Amounts owed by iASPEC under the amended Management Services Agreement (MSA) for each quarter will be due and payable no later than the last day of the month following the end of each such quarter. Our contractual arrangements may not be as effective as direct ownership. If iASPEC or its shareholders are unwilling or unable to perform their obligations under our commercial arrangements, including payment of revenues under the MSA as they become due each quarter, we will not be able to conduct our operations in the manner currently planned. In addition, iASPEC may seek to renew these agreements on terms that are disadvantageous to us. Although we have entered into a series of agreements that provide us with substantial ability to control iASPEC, we may not succeed in enforcing our legal rights. If we are unable to renew these agreements on favorable terms, or to enter into similar agreements with other parties, our business may not be able to operate or expand, and our operating expenses may significantly increase.

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

Our arrangements with iASPEC and its shareholders may be subject to scrutiny by the PRC tax authorities. Any adjustment of related party transaction pricing could lead to additional taxes, and therefore which could have an adverse effect on our income and expenses.

The tax regime in China is rapidly evolving and there is significant uncertainty for taxpayers in China as PRC tax laws may be interpreted in significantly different ways. The PRC tax authorities may assert that we or our subsidiaries or variable interest entities or their equity holders owe and/or are required to pay additional taxes on previous or future revenue or income. In particular, under applicable PRC laws, rules and regulations, arrangements and transactions among related parties, such as the contractual arrangements with our variable interest entities, may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that our agreements with the variable interest entities and their shareholders were not entered into based on arm’s length negotiations. As a result, they may adjust our income and expenses for PRC tax purposes in the form of a transfer pricing adjustment. Such an adjustment may require that we pay additional PRC taxes plus applicable penalties and interest, if any.

The exercise of our option to purchase part or all of the equity interests in or assets of iASPEC under the option agreement might be subject to approval by the PRC government. Our failure to obtain this approval may impair our ability to substantially control iASPEC and could result in actions by iASPEC that conflict with our interests.

Our option agreement with iASPEC gives our Chinese subsidiary, IST, the option to purchase all or part of the equity interests in or assets of iASPEC. However, the option may not be exercised by IST, if exercise of the option would violate any applicable laws and regulations in China or cause any license or permit held by IST that is necessary for the operation of iASPEC to be cancelled or invalidated. Under Chinese laws, if a foreign entity, in which a foreign investment company has invested, acquires a domestic company that are under common control, Chinese regulations governing mergers and acquisitions would technically apply to the transaction. Application of these regulations requires an examination and approval of the transaction by the Chinese Ministry of Commerce, or MOFCOM, or its local counterparts. Also, an appraisal of the equity or assets to be acquired is mandatory. However, Guangdong Jin Di Law Firm Sichuan Office, our local PRC counsel, has advised us that Shenzhen and other local counterparts of MOFCOM advised us that such a transaction would not require their approval.

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

Fulfillment of certain Police-use Geographic Information Systems (“PGIS”) contracts with PRC governmental customers is restricted to entities that possess the necessary government licenses and approvals, which our subsidiary IST does not have. We currently perform PGIS contracts through iASPEC, which possesses the requisite licenses and approvals. Pursuant to our MSA with iASPEC, whereby iASPEC exclusively engages IST as its subcontractor to provide iASPEC with outsourcing services (to the extent that those services do not violate any special governmental permits held by iASPEC and do not involve the improper transfer of any sensitive confidential governmental or other data). If the PRC government determines that we are operating without the requisite licenses, we may become subject to administrative penalties or an order to discontinue our business operations, both of which could have a material and adverse effect on our business and results of operations.

Future inflation in China may inhibit our ability to conduct business in China.

In recent years, the Chinese economy has experienced periods of rapid expansion and highly fluctuating rates of inflation. During the past ten years, the rate of inflation in China has been as high as 8.5% . These factors have led the Chinese government, from time to time, to adopt various corrective measures designed to restrict the availability of credit or regulate growth and contain inflation. High inflation may in the future cause the Chinese government to impose controls on credit and/or prices, or to take other action, which could inhibit economic activity in China, and thereby harm the market for our products and our company.

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

n August 2011, MOFCOM promulgated the Rules of Ministry of Commerce on Implementation of Security Review System for Merger and Acquisition of Domestic Enterprises by Foreign Investors, or the Security Review Rules, to implement the Notice of the General Office of the State Council on Establishing the Security Review System for Merger and Acquisition of Domestic Enterprises by Foreign Investors promulgated on February 3, 2011, or Circular 6. The Security Review Rules became effective on September 1, 2011. Under the Security Review Rules, a national security review is required for certain mergers and acquisitions by foreign investors raising concerns regarding national defense and security. Foreign investors are prohibited from circumventing the national security review requirements by structuring transactions through proxies, trusts, indirect investments, leases, loans, controls through contractual arrangements or offshore transactions. The application and interpretation of the Security Review Rules remain unclear. Based on our understanding of the Security Review Rules, we do not need to submit our existing contractual arrangements with iASPEC and its shareholders to MOFCOM for national security review because, among other reasons, (i) we gained de facto control over iASPEC in 2007 prior to the effectiveness of Circular 6 and the Security Review Rules; and (ii) there are currently no explicit provisions or official interpretations indicating that our current businesses fall within the scope of national security review. Although we have no plan to submit our existing contractual arrangements with iASPEC and its shareholders to MOFCOM for national security review, the relevant PRC governmental agencies, such as MOFCOM, may reach a different conclusion, if we had submitted our existing contractual arrangements with iASPEC and its shareholders for security review. If MOFCOM or another PRC regulatory agency subsequently determines that we need to submit our existing contractual arrangements with iASPEC and its shareholders for national security review by interpretation, clarification or amendment of the Security Review Rules or by any new rules, regulations, or directives promulgated, we may face sanctions by MOFCOM or another PRC regulatory agency. These sanctions may include revoking the business or operating licenses of our PRC subsidiary, IST, or iASPEC and its subsidiaries, discontinuing or restricting our operations in China, confiscating our income or the income from iASPEC, and taking other regulatory or enforcement actions, such as levying fines, that could be harmful to our business. Any of these sanctions could cause significant disruption to our business operations.

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

In the past few years, U.S. publicly traded companies that have substantially all of their operations in China, particularly companies like us have been the subject of intense scrutiny, criticism, and negative publicity by investors, financial commentators, and regulatory agencies, such as the SEC. Much of the scrutiny, criticism, and negative publicity has centered around financial and accounting irregularities and mistakes, lacking of effective internal controls over financial accounting, inadequate corporate governance policies or lacking of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism, and negative publicity, the publicly traded stocks of many U.S. listed Chinese companies have sharply decreased in value and, in some cases, have become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions, and are conducting internal and external investigations into the allegations. It is not clear the effect of this sector-wide scrutiny, criticism, and negative publicity will have on our Company, our business, and our stock price. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations defending our Company. This situation will be costly, time consuming, and distract our management from growing our company.

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

Our ordinary shares are traded and listed on the Nasdaq Capital Market under the symbol of “CNIT.” The ordinary shares may be delisted, if we fail to maintain certain listing requirements of the Nasdaq Stock Market, or NASDAQ. For instance, companies listed on NASDAQ are subject to delisting for, among other things, failure to maintain a minimum closing bid price per share of $1.00 for 30 consecutive business days. On October 17, 2016 we received written notice from NASDAQ stating that we are no longer in compliance with the requirement for $1.00 minimum closing bid price set forth in Nasdaq Listing Rule 5450(a)(1) for continued listing on The Nasdaq Global Select Market. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), we have a grace period of 180 calendar days, or until April 17, 2017, to regain compliance with the requirement for minimum closing bid price. On April 17, 2017, NASDAQ notified us that we were provided an additional 180-day period to regain compliance and effective on April 19, 2017, the listing of our ordinary shares was transferred to Nasdaq Capital Market. On September 12, 2017, we were notified by The Nasdaq Stock Market that the Company has regained compliance with the minimum bid price requirement for continued listing on NASDAQ Capital Market.

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

Currently we have 525,621 series A warrants outstanding. Each warrant entitles the holders to purchase one ordinary share of the Company at a price of $7.73. The series A warrant could be exercised on a cashless basis. The sale or possibility of sale of the shares underlying the warrants could have an adverse effect on the market price of our ordinary shares or our ability to obtain future financing. If and to the extent these warrants are exercised, you may experience dilution to your holdings.

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

Mr. Jianghuai Lin, our Chairman and Chief Executive Officer, is the beneficial owner of approximately 41.6% of our outstanding voting securities. As a result, he possesses significant influence, and can elect a majority of our board of directors and authorize or prevent proposed significant corporate transactions. His ownership and control may also have the effect of delaying or preventing a future change in control, impeding a merger, consolidation, takeover, or other business combination, or discourage a potential acquirer from making a tender offer.

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

At the Company’s 2017 Annual Meeting of Members, which was held on September 19, 2017, the shareholders of the Company approved an amendment to the Company’s Memorandum and Articles of Association to remove the par value of the Company’s ordinary shares. On October 12, 2017, the Company filed an amended and restated Memorandum and Articles of Association with the Registrar of Corporate Affairs in the British Virgin Islands, pursuant to which the par value per share of the Company’s ordinary shares has been removed.

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

After various re-organizations by the Company, HPC was no longer affiliating, serving, or controlling any of the Company’s subsidiaries, and dissolved on December 22, 2017. The dissolution of HPC did not result in any gain or loss of the Company for the year ended December 31, 2017.

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

Principal Capital Expenditures and Divestitures

For the year ended December 31, 2017, our total capital expenditures and divestitures were $3.8 million, and $0 million, respectively. For the year ended December 31, 2016, our total capital expenditures and divestitures were $3.5 million and $12.3 million, respectively. For the year ended December 31, 2015, our total capital expenditures and divestitures were $4.6 million and $45.1 million, respectively. Such expenditures and divestitures were primarily related to the purchase and sale of long-lived assets and business acquisitions.

B. Business Overview

General

We were founded in 1993. Headquarter of the Company is located in Shenzhen, China. As of December 31, 2017, we had approximately 96 employees.

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

We generated revenues from sales of hardware products, software products, system integration services, and related maintenance and support services. Starting in 2015, with the introduction of our cloud-based software as a service (SaaS) offering, we expect to generate additional recurring monthly revenues from SaaS fees. In 2016 and 2017, a small portion of our revenue was generated from SaaS, which is expected to increase in the coming years with the roll-out of our cloud-based elevator IoT and ad display terminals.

In May 2017, we completed our transformation to a provider of CAT and IoT technology based digital advertising distribution network and new media resource sharing platform, and offered an end-to-end digital advertising solution enabling customers to efficiently and cost-effectively direct advertisements to specific interactive ad display terminals in the Out-of-Home advertising market across China. In 2017, we became profitable as a result of a successful transition of our business model. We strongly believe that there will be a significant financial improvement in 2018 as the new business model has proven to be successful and is expected to be sustainable.

We report financial and operational information in the following two segments:

(1)

Cloud-based Technology (CBT) segment — The CBT segment is our current and future focus of corporate development. It includes our cloud-based products and services offered to customers in the private sector including new media, healthcare, education, and residential community management. In this segment, we generate revenues from the sales of hardware, and total solutions of interactive advertisement display terminals integrated with proprietary software, Out-of-Home digital advertising distribution and advertising time slot programmed trading transactions. We also generate revenue from monthly software subscription and Software-as-a Service (SaaS) fees.

(2)

Traditional Information Technology (TIT) segment — The TIT segment includes our project-based technology products and services offered to the public sector, including Digital Public Security Technology (DPST) and Multi-screen Digital Display Systems (MDDS). In this segment, we generate revenues from the sales of software and systems integration services.

Industry Overview

General

Urbanization is the primary driver for the demand of our Cloud-based solutions for advertising placement and public information dissemination. China’s urbanization rate has accelerated in the past 30 years. The Chinese urban population has grown by over 100 million in the past five years to more than 813 million in 2017. According to Chinese Social Development Research, approximately 70% of the Chinese population is expected to live in urban areas by 2035. Urban lifestyle revolves around consumption of information, goods, and services that necessitates advertising and public information dissemination. At the same time, urbanization has imposed considerable pressure on land use, environment protection, and municipal infrastructure. Urbanization has also led to increasing demands for equitable treatment for all dwellers in the cities.

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

While traffic jams are a headache for urban commuters and city planners, they present revenue generating opportunities for out-of-home advertisers, who seek attentive audience at high traffic areas. According to China watching e-commerce analyst EnfoDesk (“EnfoDesk”), the out-of-home digital advertising market in China grew to RMB 14.3 billion in 2017, representing a 12% CAGR growth.

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

According to China Industry Information Net, the estimated total market size of China's out-of-home advertising is expected to reach RMB 190 billion in 2018, with a CAGR of 19%. Cosmetics, beverage, and financial service companies are ranked as top spenders consistently. Internet and real estate companies also increased their advertisement spending significantly.

Over 50% of the advertisers rated commercial buildings and public transportation hubs as the top two prime locations for advertisement placement. There are over 200 million people riding elevators every day in China. Commercial buildings raked in RMB 50 billion of advertising revenue in 2017, and public transportation hubs raked in RMB 52 billion of advertising revenue in the same period of time. The number of advertisers opting for residential buildings also increased considerably. Precision advertisement uses digital technologies, such as internet-based ads management and distribution and big data analysis, to target its audience, and continues to be the advertisers’ focal point, which resulted in the increasing demands for digital advertising.

Market Trends

In addition to urbanization, two technological developments further accelerate the demand for our CBT products and services: 1) offline-to-online migration of display terminals and 2) adoption of Quick Response (QR) codes.

Currently, most of the advertising display terminals in China are not connected to any network. Consequently, updating their media contents requires onsite manual operation through flash drives or other means. They also tend to have low asset utilization rates. Based on our own primary research, we have estimated that offline terminals have an average asset utilization rate of 40% in tier-one cities, 30% in tier-two cities, and 20% in tier-three and smaller cities. In comparison, content on cloud-based terminals can be remotely uploaded, updated, and managed resulting in substantial labor cost savings for terminal operators, i.e. advertising agencies. In addition, cloud-based terminals offer advertising agencies the flexibility of fine-tuning advertisement schedules on the fly and customizing advertisement content at each location as specific as one single office building. More importantly, idle time slots on cloud-based terminals can be discovered and sold on Taoping, an online resource exchange platform of ours that was released in the fourth quarter of 2015 as a module of our Yunfa Net (www.pubds.com), an information distribution and advertising delivery system. Therefore, asset utilization rate of advertising agencies can be greatly improved. As a result, there is a growing demand to convert offline terminals into networked terminals using our CBT products and services. In January 2018, we separated Taoping module from Yunfa Net and officially launched the Taoping Net (www.taoping.cn) and Taoping App. Taoping Net provides an advertising-resources trading service platform which connects screen owners, advertisers and consumers. Taoping Net integrates nationwide high-quality screen resources of Taoping Alliance, a new media operating organization founded by CNIT and Shenzhen Taoping New-Media Limited (“Shenzhen Taoping”), a company controlled by Mr. Jianghuai Lin. Taoping App, which enables customers to distribute and manage ads from mobile terminals, effectively satisfies the need to distribute fragmented ads. Using Taoping App, anyone can buy and distribute real-time ads to designated terminals.

Furthermore, the wide adoption of QR codes is also positively impacting the demand for our cloud-based products and services. A QR code is a digital barcode that contains merchants’ information. By incentivizing consumers to scan the QR code embedded in advertisement, advertising agencies can analyze the effectiveness of their advertisements and adjust their sales and marketing tactics on a real-time basis. In China, the application of QR codes is permeating from tier-one cities to the rest of the country. Although QR codes have frequently appeared in print ads as well as in digital ads displayed on offline terminals, the codes can be changed only as frequently as the advertisement itself. The data brought in to advertising agencies by the QR codes cannot be segmented by precise locations or time slots, and thus can generate only limited insight into viewer behavior. In contrast, individualized QR codes embedded in advertisement displayed on networked terminals can vary by location and time slot, and offer advertising agencies deeper insights at a much higher precision than offline terminals or print ads. Consequently, the adoption of QR codes is further driving the demand for our cloud-based ad display terminals.

Our Products and Services

In the CBT segment, we provide cloud-based ecosystem solutions to three end markets: 1) new media in Out-of-Home digital advertising, 2) education, and 3) residential community management. Underpinning our ecosystems are our industry-specific integrated advertisement display terminal product, digital advertising distribution technology platform, resource exchange and sharing, and big data analysis services. In 2014, we sold our cloud-based solutions predominately to the Chinese new media industry. Starting from 2015, we further expanded our customer base into education and residential community management markets. In 2016 and 2017, we have focused our efforts in selling IoT ads display terminal hardware and providing digital ads distribution and resource sharing services for Out-of-Home advertising market.

For the Out-of-Home new media industry, we provide our software as a service to automate the entire interactive workflows between advertising agencies and their customers, including, among others, establishing new advertising projects, submitting advertisement proposals, revising and approving advertising proposals, processing payment online, remotely uploading advertisement content, and tracking and analyzing performance data.

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

Our Resource Exchange and Sharing

Building on top of our CAT platform is our industry-specific resource sharing. For the Out-of-Home new media industry, in the fourth quarter of 2015, we released a resource exchange called “Taoping” as a module of our proprietary cloud-based information distribution and ad delivery platform - Yunfa Net (www.pubds.com). Taoping means “search and select display terminals” in Chinese. Taoping pairs those, who seek, with those who own out-of-home advertisement resources of interactive display terminals, and facilitates their transactions online.

For example, a local advertising agency based in Shenzhen City may need to place advertisement in Guangzhou City, but does not own any display terminals in Guangzhou. Through Taoping, the advertising agency can search available display terminals by location, venue, and time slots, find suitable resources, negotiate rental prices with terminal owners, and process payments online. Then through Taoping, the advertising agency can upload advertisement content onto remote terminals, monitor advertisement performances, make necessary editing to the advertisement, and update advertisement content.

Taoping enables advertising terminal resource owners to improve their asset utilization rates and returns on investments. At the same time, Taoping allows advertisement promoters to leverage available advertising resources in other geographic regions, and cost effectively expand into new business territories.

Our Big Data Services

Building on top of our resource sharing is our big data analysis service. After we release our resource sharing, we plan to compile and analyze data related to buyer/seller behavioral preferences, so that we can provide value-added services to our customers.

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

Our Industry-Specific Ecosystems

Combining our proprietary CAT technology platform, resource sharing, and big data services with our industry expertise, we provide integrated ecosystem solutions to the industries of Out-of-Home digital advertising new media, healthcare, education, and residential community management. As described above, starting from the Out-of-Home digital advertising new media industry, we will gradually roll out product offerings to all of those four industries.

Within the Out-of-Home new media industry, we have sold industry-specific solutions predominantly to the community management in 2017, and will phase into the elevator management and transportation management businesses in the near future.

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

Product Warranty

For our TIT segment, we usually offer a one-year or three-year warranty for our system integration services depending on the project. Our warranty includes support services, minimal updates and system maintenance. No rights of return are allowed except for non-conforming products, which have been insignificant based on historical experiences. If nonconforming products are returned due to software issues, we will provide upgrades or additional customization to suit the customers’ needs, which is infrequent with immaterial costs. The original vendors of hardware are ultimately liable for replacement of defective or non-conforming products. In cases where non-conformity is a result of integrated hardware, we return the hardware to the original vendor for replacement. Based on our past experiences, the cost of our warranty provision has been immaterial.

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

Sales and Marketing

We develop new businesses by identifying and contacting potential new customers and through referrals, or by direct contacts from new customers as a result of our strong brand recognition and reputation in the industry. We solidify our market presence through various types of marketing campaigns, such as participating in exhibitions, trade shows, and seminars, developing distributors and dealers, and presenting solutions to prospective customers. With strategic partnership with Shenzhen Taoping New-Media Limited, we founded and played a key role in the Taoping Alliance, a new media operating organization that include numerous advertising agencies throughout China, which greatly improved our market expansion capability and industry reputation.

Customers and Related Parties

In fiscal year 2017, one related party customer represented 21% of our total revenue. In fiscal year 2016, three customers each represented 10% or more of our total revenue, and in 2015, no single customer represented 10% or more of our total revenue. The following tables provide revenue by our major customers for the years ended December 31, 2017, 2016 and 2015.

Year 2017

	Revenues	% of
	(Thousands)	Revenues
Shenzhen Taoping New Media Co., Ltd.	$3,769	21%
Haojing (Xiamen) Media Co., Ltd	1,612	9%
Xiamen Shenghuan Technology Co., Ltd.	1,225	7%
Fujian Taoping IoT Technology Co., Ltd	1,012	6%
Zhejiang Taoping IoT Technology Co., Ltd.	784	4%
TOTAL	$8,402	47%

Year 2016

	Revenues	% of
	(Thousands)	Revenues
Haojing (Xiamen) Media Co., Ltd.	$2,823	28%
Fujian Furun Jing Cheng Information Technology Co., Ltd.	1,724	17%
Fujian Haoxin Network Technology Co., Ltd.	1,385	14%
Beijing Kai Yuan ChengJjing Culture Development Co., Ltd.	915	9%
Guandong Wicrown Information Technology Co., Ltd.	412	4%
TOTAL	$7,259	72%

Year 2015

	Revenues	% of
	(Thousands)	Revenues
Panzhihua GangCheng Group Co., Ltd.	$556	5%
Chongqing KangPuDa Technoloy Limited	483	5%
Chongqing BiFeng Technoloy Limited	476	5%
Dazhou ZhiXiang Technoloy Limited	304	3%
Beijing HeXinRuiTong Power Technology Co., Ltd.	298	3%
TOTAL	$2,117	21%

Competition

In the CBT segment, there are many small IT service companies in China providing one-off software packages to solve one aspect of the problems, but not the integrated solutions combining technology platform, resource exchange and sharing, and big data services like ours. For example, in the new media industry, we encounter competition from 56iq.com, Fujian Star-net Communication Co., Ltd, Shanghai View Show Technology Co., Ltd., and Maipu Communications Technology Co., Ltd. We do not compete with advertising agencies, such as Focus Media, Air Media, and Vision China, because we are not an advertising agency nor do we place advertisement ourselves.

Compared with our competitors, we believe we have the following advantages:

•

We provide integrated ecosystem solutions that combine technology platform, resource exchange and sharing, and big data services. Our solution not only helps our customers improve their operational efficiency and reduce their labor cost, more importantly, helps them maximize their asset utilization rate and increase their revenue. For example, by utilizing our solution, an advertising agency can upload its advertisement content from a centralized location to geographically dispersed display terminals keeping its maintenance staff from traveling to each terminal and updating media content manually. In addition, the advertising agency can list its idle terminal assets on Taoping, our resource exchange platform, and lease display terminals to other agencies by location and time slot generating additional revenue from their existing assets.

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

In 2017, we completed our business transformation to a leading products and services provider of CAT and IoT technology based digital advertising distribution network and new media resource sharing platform in the Out-of-Home Advertising Market in China. In 2017, we had a net income as a result of a successful transition of our business model. We strongly believe that there will be a significant financial improvement in 2018 and beyond as the new business model has proven to be successful and is expected to be sustainable as well.

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

As of December 31, 2017, through our wholly-owned subsidiaries IST and TopCloud, we had 71 registered and copyrighted software products and held 21 patents. In addition, our variable interest entities, including iASPEC, Biznest and Bocom, hold 110 registered and copyrighted software products and 23 patents.

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

Permits and Certificates

Our PRC subsidiary IST is a Shenzhen City Software Enterprise and holds ISO 9001:2000 Certification, Environment Management System Certificate, and National High-Tech Enterprise Certification. Through our wholly-owned subsidiaries IST, TopCloud and ISIOT, as well as our variable interest entities, we hold the following permits and certificates:

Name	Expiration Date	Company
ISO 9001:2000 Certification	Valid until July 18, 2019	IST
Environment Management System Certificate	Valid until July 12, 2018	IST
National High-tech Enterprise	Valid until November 1, 2018	IST
National High-tech Enterprise	Valid until January 30, 2020	TopCloud
National High-tech Enterprise	Valid until November 2, 2018	Biznest
Design, Implementation and Repair Qualification PRC Telecom Value-added Business License	Valid until October 17, 2018	Biznest
Shenzhen Software Enterprise	Valid until June 30, 2018, subject to annual renew	Biznest
ISO 9001 Certification	Valid until November 25, 2019	Bocom
ISO 14001 Certification	Valid until August 9, 2019	Bocom
ROHS Certification	Valid until July 14, 2019	Bocom

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

D. Property, Plant and Equipment

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

Our executive offices are located at 21st Floor, Everbright Bank Building, Zhuzilin, Futian District, Shenzhen, China, for which IST currently has property use rights. Our executive offices consist of approximately 1,200 square meters, all of which are dedicated to administrative office spaces. Our other property primarily consists of computer equipment, servers, licensed software, furniture and fixtures. We currently do not have any intention to make large scale improvements or developments with respect to these properties. This office facility property is currently collateralized for our certain short-term bank loans.

On November 14, 2014, we entered into an agreement to sell our Fuyong Industrial Park to an unrelated third party for a cash consideration of RMB 375 million. As of December 2015, the cash consideration had been fully collected.

iASPEC, Bocom and Biznest lease offices, employee dormitories, and factory space in Shenzhen, Chongqing and Luoyang in the PRC, pursuant to lease agreements that expired on various dates through December 2017. Currently only Biznest has a month-to-month based lease agreement without a long term commitment. What about iASPEC and Bocom? No lease? Rent expense for the years ended December 31, 2017, 2016, and 2015, was approximately $81,000, $95,000 and $219,000, respectively.

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

A. Operating Results

Overview

We are a leading provider of integrated cloud-based platform, resource sharing, and big data solutions to the Chinese new media, education residential community management, and elevator IoT industries. Our Internet ecosystem enables all participants of the new media community to efficiently promote brands, disseminate information, and sharing resources. In addition, we provide a broad portfolio of software, hardware and fully integrated solutions, including information technology infrastructure, Internet-enabled display technologies to customers in government, education, healthcare, media, transportation, and other private sectors.

We were founded in 1993 and are headquartered in Shenzhen, China. As of December 31, 2017, we had approximately 96 employees.

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

In 2014, we generated revenues from sales of hardware products, software products, system integration services, and related maintenance and supporting services. Starting in 2015, with the introduction of our cloud-based software as a service (SaaS) offering, we generated additional recurring monthly revenues from SaaS fees. The revenue from SaaS was relatively small in 2016 and 2017, which is expected to pick up quickly in future years along with the roll-out of our cloud-based new media terminals and elevator IoT box.

In May 2017, we completed the business transformation and rolled out CAT and IoT technology based digital ads distribution network and new media resource sharing platform in the Out-of-Home Advertising Market. In 2017, we generated most revenue from selling fully integrated ads display terminals. The revenue generated from SaaS and other software products and services remained small in 2017.

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

Taxation

CNIT and CITH were incorporated in the BVI, and not subject to taxation in that jurisdiction. Under the “anti-inversion” rules of Section 7874 of the U.S. Internal Revenue Code, CNIT is treated for U.S. federal taxation purpose as a U.S. corporation and, accordingly, is subject to U.S. federal income tax on its worldwide income with a maximum income tax rate of 35%.

No provision for income tax in the United States has been made as CNIT has no taxable income in the United States.

IST HK, and our former subsidiary, HPC were incorporated in Hong Kong and subject to a Hong Kong Profits Tax of 16.5% according to the current Hong Kong tax laws.

Under the Chinese EIT Law, IST and TopCloud, are approved as High Technology Enterprises and respective income tax rates were reduced to 15%. Biznest is approved as software enterprises and enjoys EIT at the tax rate of 12.5% . ISIOT, iASPEC and Bocom are subject to regular EIT at 25%.

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

For more information regarding our operating segments, see Note 20 (Consolidated Segment Data) to our audited consolidated financial statements included elsewhere in this report.

Results of Operations

Comparison of Years Ended December 31, 2017 and 2016

The following table sets forth key components of our results of operations for fiscal years ended December 31, 2017 and 2016, both in dollars and as a percentage of our revenue.

	December 31, 2017			December 31, 2016
					% of
	Amount	% of Revenue		Amount	% of Revenue
Revenue	$18,189,274	100.00%		$10,193,590	100.00%
Costs of revenue	9,867,508	54.25%		7,607,190	74.63%
Gross profit	8,321,766	45.75%		2,586,400	25.37%
Administrative expenses	(3,621,570)	(19.91%	)	(8,342,842)	(81.84%	)
Research and development expenses	(4,031,313)	(22.16%	)	(3,044,972)	(29.87%	)
Selling expenses	(1,119,586)	(6.16%	)	(1,334,147)	(13.09%	)
Impairment of intangible assets and goodwill	-	-		(4,442,367)	(43.58%	)
Loss from operations	(450,703)	(2.48%	)	(14,577,928)	(143.01%	)
Subsidy income	476,517	2.62%		223,166	2.19%
Loss on disposal of consolidated entities	-	-		(575,956)	(5.65%	)
Loss on sale of deposits for land use right	-	-		(2,762,033)	(27.10%	)
Other income (loss), net	281,556	1.55%		(326,546)	(3.20%	)
Interest income	7,900	0.04%		17,420	0.17%
Interest expense	(450,024)	(2.47%	)	(498,931)	(4.89%	)
Change in fair value of warrants liability	3,720	0.02%		34,175	0.34%
Loss before income taxes	(131,034)	(0.72%	)	(18,466,633)	(181.16%	)
Income tax benefit (expense)	1,070,343	5.88%		(57,844)	(0.57%	)
Income (loss)	939,309	5.16%		(18,524,477)	(181.73%	)
Less: net (income) loss attributable to non- controlling interest	(80,704)	(0.44%	)	353,876	3.47%
Net income (loss) attributable to Company	$858,605	4.72%		$(18,170,601)	(178.26%	)

Revenue. We generate revenues from selling hardware, software, system integration, software as a service, and other technology-related services to customers including Shenzhen Taoping New Media Co., Ltd. and its affiliates. Shenzhen Taoping New Media Co., Ltd is controlled by Mr. Lin. We have identified Shenzhen Taoping New Media Co., Ltd. and its affiliates as related parties. For the year ended December 31, 2017, our revenue was $18.2 million, of which approximately $9.2 million was from related parties, compared to $10.2 million for the year ended December 31, 2016, an increase of $8.0 million, or 78.4% . The increase was primarily due to our successful transformation of business model from a mainly IT solutions provider to the public sector to a leading products and services provider of CAT and IoT technology based digital advertising distribution network and new media resource sharing platform in the Out-of-Home Advertising Market in China. From May 2017, we have rolled out and offered interactive ads display terminals, digital ads distribution system, and advertising resource sharing platform to the customers in the private sector. Our new products and services have been successfully received by our customers, with whom including related parties we have signed more than 17 contracts in the second half of 2017.

The following table shows our revenue, percentage of revenue, cost of revenue and gross margin, by revenue categories:

	Year Ended December 31, 2017				Year Ended December 31, 2016
		% of	Cost of	Gross		% of	Cost of	Gross
	Revenue	Revenue	Revenue	Margin	Revenue	Revenue	Revenue	Margin
Products	$13,415,270	73.75%	8,973,539	33.11%	$6,553,090	64.29%	$5,512,305	15.88%
Software	3,441,582	18.92%	733,617	78.68%	2,347,197	23.03%	921,432	60.74%
System Integration	390,465	2.15%	135,224	65.37%	628,880	6.17%	1,078,103	(71.43%	)
Others	941,957	5.18%	25,128	97.33%	664,423	6.51%	95,350	85.65%
Total	$18,189,274	100.00%	9,867,508	45.75%	$10,193,590	100.00%	$7,607,190	25.37%

A breakdown of revenue, percentage of revenue, cost of revenue and gross margin by segments is as follows:

	Year Ended December 31, 2017				Year Ended December 31, 2016
		% of	Cost of	Gross		% of	Cost of	Gross
	Revenue	Revenue	Revenue	Margin	Revenue	Revenue	Revenue	Margin
TIT Segment	$1,239,001	6.81%	771,745	37.71%	$1,488,882	14.61%	2,410,596	(61.91%	)
CBT Segment	16,950,273	93.19%	9,095,763	46.34%	8,704,708	85.39%	5,196,594	40.30%
Total	$18,189,274	100.00%	9,867,508	45.75%	$10,193,590	100.00%	7,607,190	25.37%

Cost of revenue and gross profit. As indicated in the tables above, our cost of revenue increased by $2.3 million, or 29.71%, to $9.9 million, for the year ended December 31, 2017, from $7.6 million for the year ended December 31, 2016. As a percentage of revenue, our cost of revenue decreased to 54.25% during the year ended December 31, 2017, from 74.63% during the year ended December 31, 2016. As a result, gross profit as a percentage of revenue was 45.75% for the year ended December 31, 2017, from 25.73% for the year ended December 31, 2016. The increase in the overall gross margin primarily resulted from the cost advantages in our new products and services offered to customers in the private sector. Our new products and services mainly consist of the CAT and IoT based interactive ads display terminals, digital ads distribution platform, and digital ads distribution service replacing standalone floor-mounted display terminals mostly for community management or catalog advertising and IoT elevator management devices offered in 2016. We have outsourced production for our CAT and IoT technology based ads display terminals that has provided significant cost savings. We have also generated revenue from sales of software related products and services, which have demanded a high gross margin.

Administrative expenses. Our administrative expenses consist primarily of compensation and benefits for our general management, finance and administrative staff, professional advisor consulting fees, audit fees, and other expenses incurred in connection with general operations. Our administrative expenses decreased by $4.7 million, or 56.59%, to $3.6 million for the year ended December 31, 2017, from $8.3 million for the year ended December 31, 2016. As a percentage of revenue, administrative expenses decreased to 19.91% for 2017, from 81.84% for 2016. Such decrease was primarily due to reductions in provision for bad debt reserve, foreign currency fluctuation exposure, and head counts for the TIT segment as a result of the transformation of our business model.

Research and development expenses. Our research and development expenses consist primarily of personnel related expenses, as well as costs associated with new software and hardware development and enhancement. Our research and development expenses increased by $1.0 million, or 32.39%, to $4.0 million for the year ended December 31, 2017, from $3.0 million for the year ended December 31, 2016. Such increase was primarily due to the depreciation of software newly purchased in 2017 and software used for the digital ads distribution and sharing platform servicing our customers to efficiently and cost effectively promote their branding. As a percentage of revenue, research and development expenses decreased to 22.16% for 2017, from 29.87% in 2016.

Selling expenses. Our selling expenses consist primarily of the compensation and benefits to our sales and marketing staff, traveling costs, and other selling activities related costs. Our selling expenses decreased by $0.2 million, or 16.08%, to $1.1 million for the year ended December 31, 2017, from $1.3 million for the year ended December 31, 2016. This decrease was due to the further reduction in sale force of the TIT segment.

Impairment of intangible assets and goodwill. As we transitioned our business focus from the public sector to the private sector and from a hardware manufacturer to a software and Cloud-Application-Terminal based solutions provider, we analyzed our operations and tested our goodwill and intangible assets for impairment in 2017 and 2016. We recognized goodwill impairment loss of $0 million and $4.4 million for the years ended December 31, 2017 and 2016, respectively.

Subsidy income. Because we have developed a number of new products that are promoted and designated by the Chinese government as highly innovative technology, we received governmental subsidies of $0.5 million and $0.2 million in for the years ended December 31, 2017 and 2016, respectively.

Loss on disposal of consolidated entities. In August 2016, we disposed of our wholly-owned subsidiary Dongguan Information Security Technology (China) Co., Ltd. to an unrelated third party, as the Company determined that it was no longer necessities for the organization. The disposal resulted in a loss of approximately $0.6 million for the year ended December 31, 2016. In December 2017, we also dissolved HPC, which no longer served, affiliated, or controlled any of our subsidiaries and provided no value to the Company after various re-organizations. The dissolution of HPC has no effect on our financial result.

Loss on sale of deposits for land-use right. In September 2016, due to the shift of business strategy and transformation of our business, we terminated the purchase agreement with Dongguan municipal government for purchase of a piece of land located in Dongguan. In addition, we sold the land-use right deposit receivable of approximately $13.2 million without recourse to an unrelated party, in a consideration of approximately $10.4 million with an installment payment plan until December 31, 2019. The sale of deposit receivable resulted in a loss of approximately $2.8 million.

Other (loss) income. Other income for the year ended December 31, 2017 was approximately $0.3 million, compared to other loss of approximately $0.3 million in 2016. Other income in 2017 was mainly attributed to the write-off of long-aged payables offset by other loss. Other loss in 2016 was primarily due to the disposal of obsolete inventories.

Interest expense. Interest expense for the year ended December 31, 2017 was approximately $0.5 million, compared to interest expense of approximately $0.5 million in 2016, as consistent with outstanding short-term bank loans for both years.

Income tax expense. We recorded income tax benefit of $1.1 million for the year ended December 31, 2017, as compared to $57,844 of income tax expense in 2016, which primarily as a result of reclaims of excess accrual of income tax payable in the prior years.

Change in fair value of warrants liability. In 2017, we recorded a gain of approximately $3,000 in change in the fair value of the warrant derivative liability in comparison to a $34,000 of gain recorded in 2016, in connection with our equity offering closed in May 2015.

Net (loss) income attributable to Company. As a result of the cumulative effect of the foregoing factors, we had a net income attributable to the Company of $0.9 million for the year ended December 31, 2017, as compared to a net loss of $18.2 million for the year ended December 31, 2016.

Comparison of Years Ended December 31, 2016 and 2015

The following table sets forth key components of our results of operations for fiscal years ended December 31, 2016 and 2015, both in dollars and as a percentage of our revenue.

	December 31, 2016			December 31, 2015
					% of
	Amount	% of Revenue		Amount	% of Revenue
Revenue	$10,193,590	100.00%		$10,284,868	100.00%
Costs of revenue	7,607,190	74.63%		6,381,205	62.04%
Gross profit	2,586,400	25.37%		3,903,663	37.96%
Administrative expenses	(8,342,842)	(81.84%	)	(11,223,502)	(109.13%)
Research and development expenses	(3,044,972)	(29.87%	)	(3,446,867)	(33.51%)
Selling expenses	(1,334,147)	(13.09%	)	(2,661,545)	(25.88%)
Impairment of intangible assets and goodwill	(4,442,367)	(43.58%	)	(8,918,427)	(86.71%)
Impairment of property, plant and equipment	-	-		(4,616,679)	(44.89%)
Loss from operations	(14,577,928)	(143.01%	)	(26,963,357)	(262.16%)
Subsidy income	223,166	2.19%		501,404	4.88%
Gain on sale of assets	-	-		29,994,037	291.63%
Loss on disposal of consolidated entities	(575,956)	(5.65%	)	-	-
Loss on sale of deposits for land use right	(2,762,033)	(27.10%	)	-	-
Other (loss) income, net	(326,546)	(3.20%	)	776,233	7.55%
Interest income	17,420	0.17%		76,716	0.75%
Interest expense	(498,931)	(4.89%	)	(3,116,777)	(30.30%)
Change in fair value of warrants liability	34,175	0.34%		(5,657,988)	(55.01%)
Loss before income taxes	(18,466,633)	(181.16%	)	(4,389,732)	(42.66%)
Income tax expense	(57,844)	(0.57%	)	(4,305,028)	(41.86%)
Loss from continuing operations	(18,524,477)	(181.73%	)	(8,694,760)	(84.52%)
Less: net loss (income) attributable to non-controlling interest	353,876	3.47%		(308,473)	(3.00%)
Net loss from continuing operations attributable to Company	(18,170,601)	(178.26%	)	(9,003,233)	(87.52%)
Income from discontinued Operations	-	-		1,667,853	16.22%
Income tax benefit	-	-		(168,882)	(1.64%)
Net income from discontinued operations				1,498,971	14.58
Net loss attributable to Company	$(18,170,601)	(178.26%	)	$(7,504,262)	(72.94%)

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

The following table shows our revenue, percentage of revenue, cost of revenue, and gross margin, by revenue categories:

	Year Ended December 31, 2016					Year Ended December 31, 2015
		% of	Cost of	Gross			% of	Cost of	Gross
	Revenue	Revenue	Revenue	Margin		Revenue	Revenue	Revenue	Margin
Products	$6,553,090	64.29%	5,512,305	15.88%		$4,953,139	48.16%	$2,910,334	41.24%
Software	2,347,197	23.03%	921,432	60.74%		3,200,905	31.12%	1,267,834	60.39%
System Integration	628,880	6.17%	1,078,103	(71.43%	)	1,012,088	9.84%	1,745,647	(72.48%)
Others	664,423	6.51%	95,350	85.65%		1,118,736	10.88%	457,390	59.12%
Total	$10,193,590	100.00%	7,607,190	25.37%		$10,284,868	100.00%	$6,381,205	37.96%

A breakdown of revenue, percentage of revenue, cost of revenue and gross margin by segments is as follows:

	Year Ended December 31, 2016					Year Ended December 31, 2015
		% of	Cost of	Gross			% of	Cost of	Gross
	Revenue	Revenue	Revenue	Margin		Revenue	Revenue	Revenue	Margin
TIT Segment	$1,488,882	14.61%	2,410,596	(61.91%	)	$2,970,952	28.89%	2,819,717	5.09%
CBT Segment	8,704,708	85.39%	5,196,594	40.30%		7,313,916	71.11%	3,561,488	51.31%
Total	$10,193,590	100.00%	7,607,190	25.37%		$10,284,868	100.00%	6,381,205	37.96%

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

Selling expenses. Our selling expenses consist primarily of compensation and benefits to our sales and marketing staff, traveling costs, and other selling activities related costs. Our selling expenses decreased by $1.3 million, or 49.87%, to $1.3 million for the year ended December 31, 2016, from $2.7 million for the year ended December 31, 2015. This decrease was attributed to our continuous downsizing of sales force in TIT segment.

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

Loss on sale of deposits for land-use right. In September 2016, due to the shift of business strategy and transformation of our business, we terminated the purchase agreement with Dongguan municipal government for purchase of a piece of land located in Dongguan. In addition, we sold the land-use right deposit receivable of approximately $13.2 million without recourse to an unrelated party, in a consideration of approximately $10.4 million with an installment payment plan until December 31, 2019. The sale of deposit receivable resulted in a loss of approximately $2.8 million.

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

For software products that do not require significant modification or customization, the Company will provide subsequent software updates and support. Such software sales are recognized and classified on the “Revenue-Software” line on the Company’s consolidated statements of operations. The Company has identified two deliverables regularly included in arrangements involving the sale of software products and the rights to receive, on a when-and-if-available basis, future unspecified software upgrades and support and maintenance. Because software is highly specialized and stable, subsequent upgrade or enhancement is infrequent. The fair value of software support and maintenance is immaterial estimating approximately $50,000 per annum. Therefore the Company does not allocate any portion of revenue to future upgrades or support.

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

Accounts Receivable, Accounts Receivable –related parties

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

Inventories

We value inventories at the lower of cost (First-in-First-out “FIFO”) or net realizable value. Net realizable value is the expected selling price in the ordinary course of business minus any costs of completion, disposal, and transportation to make the sale. We perform analyses of slow-moving or obsolete inventory periodically and any necessary valuation reserves, which could potentially be significant, are included in the period in which the evaluations are completed. Inventory impairments result in a new cost basis for accounting purposes.

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

B. Liquidity and Capital Resources

As of December 31, 2017, we had cash and cash equivalents of $3.3 million.

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

Management performs ongoing credit evaluations, and we maintain an allowance for potential credit losses based upon our loss history and our aging analysis. We estimated that the amount of probable credit losses in existing accounts receivable was equal to the allowance for doubtful accounts of $3.0 million as of December 31, 2017 and $2.6 million at December 31, 2016. The following table describes the movement in the allowance for doubtful accounts during the year ended December 31, 2017:

Balance at January 1, 2017	$2,625,765
Increase in allowance for doubtful accounts	180,305
Foreign exchange difference	175,635
Balance at December 31, 2017	$2,981,705

The following table summarizes the key cash flow components from our consolidated statements of cash flows for the periods indicated.

Cash Flows

	Year Ended December 31,
	2017	2016	2015
Net cash provided by (used in) operating activities-continuing operations	$4,540,249	$(2,821,053)	$(25,319,197)
Net cash used in operating activities-discontinued operations	-	-	(595,404)
Net cash provided by (used in) operating activities	4,540,249	(2,821,053)	(25,914,601)
Net cash provided by (used in) investing activities-continuing operations	(3,775,219)	9,102,582	40,526,336
Net cash provided by (used in) investing activities- discontinued operations	-	-	1,558,581
Net cash provided by (used in) investing activities	(3,775,219)	9,102,582	42,084,917
Net cash used in financing activities-continuing operations	(485,486)	(7,153,747)	(23,989,549)
Net cash used in financing activities- discontinued operations	-	-	(147,237)
Net cash used in financing activities	(485,486)	(7,153,747)	(24,136,786)
Effects of exchange rate changes on cash and cash equivalents	(771,111)	837,747	564,125
Net decrease in cash and cash equivalents	(491,567)	(34,471)	(7,402,345)
Cash and cash equivalents at beginning of the year	3,752,375	3,786,846	11,189,191
Cash and cash equivalents at end of the year	3,260,808	3,752,375	3,786,846
CASH AND CASH EQUIVALENTS FROM CONTINUING OPERATIONS, end of period	3,260,808	3,752,375	3,786,846

Operating Activities-Continuing operations

Net cash provided by operating activities was $4.5 million for the year ended December 31, 2017, and net cash used in operating activities was $2.8 million for the year ended December 31, 2016. As a result of a successful transformation of our business, we had a net income of $0.9 million in 2017 comparing to a net loss of $18.5 million for 2016.

Investing Activities-Continuing operations

Net cash used in investing activities was $3.8 million for the year ended December 31, 2017, and net cash provided by investing activities was $9.1 million for the year ended December 31, 2016. The change was primarily due to $12.3 million of cash received from the sale of our equity interests in Geo and Zhongtian in 2016.

Financing Activities-Continuing operations

Net cash used in financing activities was $0.5 million for the year ended December 31, 2017 mainly attributable to short-term bank borrowings receipts of $8.9 million with $9.4 million in repayment of short-term loans. Net cash used in financing activities was $7.2 million for the year ended December 31, 2016 mainly attributable to short-term bank borrowings receipts of $10.5 million with $17.1 million in repayment of short-term loans.

Loan Facilities

As of December 31, 2017 and 2016, our loan facilities were as follows:

Short-term bank loans

	December 31,
	2017	2016
Secured short-term loans	$7,817,610	$7,799,852
Total short-term bank loans	$7,817,610	$7,799,852

As of December 31, 2017, the Company had short-term bank loans of $7.8 million, which mature on various dates from March 16, 2018 to December 13, 2018. The short-term bank loans can be extended for another year by the banks without additional charges to the Company upon maturity. The bank borrowings are in the form of credit facilities. Amounts available to the Company from the banks are based on the amount of collateral pledged or the amount guaranteed by the Company’s subsidiaries.

Management’s Plans

As a result of a successful transformation of our business, we had a positive cash flow of $4.5 million from operating activities for the year ended December 31, 2017 comparing to a negative cash flow from operating activities of $2.8 million and negative cash flow from operating activities of $25.3 million for the years ended December 31, 2016 and 2015, respectively. Although we had a working capital deficiency of $1.5 million as of December 31, 2017, it was a significant improvement comparing to a working capital deficiency of $5.7 million as of December 31, 2016 and a working capital deficiency of $1.6 million as of December 31, 2015. We will continue implementing the business plan developed in 2015 that has encompassed seven strategies: 1) redirect our resources to selling high-margin standardized Cloud-Application-Terminal and IoT based hardware and software solutions; 2) reinforce stringent cash collection policies to shorten the Company’s days of sales outstanding; 3) streamline our purchase order management process to reduce inventory; 4) control our cost structure; 5) obtain additional government subsidies for developing new and innovative cloud-based software solutions; 6) reduce our short-term liabilities and debt burden; 7) further expand our CAT and IoT based product offerings and market coverage in Out-of-Home digital advertising market, in which the company has established solid R&D capability. Our new products and services offered to the Out-of-Home digital advertising market have proven to be successful and sustainable. The management strongly believes that we will have a significant improvement in the market share and our financial performance in 2018 and beyond. In addition, management believes it has the ability, if needed, to obtain additional credit lines from local banks to provide capital needs for market expansions by using the title of its office facility as collateral. Management believes that our current cash and cash equivalents, anticipated cash flows from operations will sustain our operations and business expansion.

We may, however, require additional cash due to changes in business conditions or other future developments, including investments or acquisitions we may have decided to pursue. If our existing cash and amounts available under existing credit facilities are insufficient to meet our needs, we may seek to sell additional equity securities, debt securities, or borrow funds from lending institutions. We can make no assurances that financing will be available for the amounts we need, or on terms acceptable to us, if at all. Although sale of additional equity securities, including convertible debt securities, would dilute the interests of our current shareholders, we would issue equity securities to raise necessary capital to support.

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

The following table provides the amount of our statutory general reserve, the amount of restricted net assets, consolidated net assets, and the amount of restricted net assets as a percentage of consolidated net assets, as of December 31, 2017 and 2016:

	December 31,
	2017	2016
PRC general reserve - restricted net assets	$13,812,095	$13,812,095
Consolidated net assets	$5,383,488	$3,708,165
Restricted net assets as percentage of consolidated net assets	256.56%	372.48%

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

As of December 31, 2017 and 2016, the breakdown of our cash and cash equivalents was as follows:

	December 31,
	2017	2016
Cash located outside of the PRC	$111,241	$66,735
Cash held by iASPEC, Bocom, Biznest and Taoping in PRC	1,076,420	545,170
Cash held by IST, Top cloud and ISIOT located in the PRC (except VIEs noted above)	2,073,147	3,140,470
	$3,260,808	$3,752,375

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

C. Research and Development, Patents and Licenses, Etc.

Our industry is characterized by extremely rapid technological change, evolving industry standards, and changing customer demands. These conditions require continuous expenditures on product research and development to enhance existing products, create new products, and avoid product obsolescence. See Item 3 “Key Information—D. Risk Factors—If we are unable to develop competitive new products and service offerings our future results of operations could be adversely affected,” —“If we are unable to keep pace with the rapid technological changes in our industry, demand for our products and services could decline which would adversely affect our revenue,” and —“Our technology may become obsolete which could materially adversely affect our ability to sell our products and services.”

For the years ended December 31, 2017, 2016, and 2015, our researched and development expenses amounted to $4.0 million, $3.0 million, and $3.5 million, respectively, accounting for approximately 22.16%, 29.87% and 33.51%, of our total revenue, respectively. These expenses consist primarily of personnel-related expenses, as well as costs associated with new software and hardware development and enhancement.

As of December 31, 2017, we had approximately 50 employees devoted to our research and development efforts, which are mainly focus on our cloud-based business aiming at creating new varieties of products, enhancing existing products, improving overall product quality, and reducing production costs.

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

F. Tabular Disclosure of Contractual Obligations

The table below shows our material contractual obligations as of December 31, 2017.

	Payments Due by Period
		Less than			More than
Contractual Obligations	Total	1 year	1-3 years	3-5 years	5 years
Short-term bank loans	7,817,610	7,817,610	-	-	-
Total	$7,817,610	7,817,610	-	$-	$-

G. Safe Harbor

See “Introductory Notes—Forward-Looking Information.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information regarding our directors and senior management, as well as employees upon whose work we are dependent, as of the date of this annual report.

NAME	AGE	POSITION
Jianghuai Lin	49	Chairman of the Board, Chief Executive Officer
Zhiqiang Zhao	47	Director, President and Interim Chief Financial Officer
Zhixiong Huang	49	Chief Operating Officer
Guangzeng Chen	39	Chief Technology Officer and Chief Product Officer
Yunsen Huang	72	Director
Yong Jiang	44	Director
Remington C.H. Hu	52	Director

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

Mr. Remington C.H. Hu. Mr. Hu has been a member of Board of Directors of the Company since June 19, 2012 and was a member of the Board of CITN from October 30, 2009 until completion of the corporate reorganization on October 31, 2012. He is a seasoned executive with more than 16 years of experience in corporate finance and investment management, and is the founder and CEO of Tomorrow Capital Limited, a financial advisory firm. Prior to founding Tomorrow Capital Limited, Mr. Hu served, from February 2008 to July 2009, as Chief Financial Officer of Yucheng Technologies Limited, a Nasdaq listed top IT solutions and BPO company servicing Chinese banking industry. From August 2004 to August 2007, Mr. Hu served as China Representative for CVM Capital Partners, LLC, the largest Taiwanese Venture Capital affiliated with the largest Taiwanese private equity investment group. Earlier in his career, Mr. Hu founded and served, from June 1999 to June 2002, as Chief Financial Officer of eSoon Communications International Corp., a software start-up focusing on the then fast-growing CRM/CTI market. He also served, from August 1996 to May 1999, as Vice President of Crimson Asia Capital Holdings, Ltd., former Asia’s largest venture capital firm backed by Taiwanese China Trust Financial Group. He began his career at Citibank, NA, as an Assistant Vice President in the Taipei and Hong Kong. Mr. Hu holds a Master Degree in Business Administration from the Wharton Business School and a Bachelor Degree in Computer Science and Information Engineering from the National Chiao Tung University.

There is no arrangement or understanding with any major shareholders, customers, suppliers or others, pursuant to which any person named above was selected as a director or member of senior management.

No family relationship exists between any of the persons named above.

B. Compensation

In 2017, we paid an aggregate of $500,000 in cash compensation to our directors and senior management as a group. We do not set aside or accrue any amounts for pension, retirement or other benefits for our directors and senior management. However, we reimburse our directors for out-of-pocket expenses incurred in connection with their services in such capacity.

2016 Equity Incentive Plan

On May 9, 2016, the Board of Directors of the Company adopted the 2016 Equity Incentive Plan, or the 2016 Plan, pursuant to which the Company may offer up to five million ordinary shares as equity incentives to its directors, employees and consultants. Such number of shares is subject to adjustment in the event of certain reorganizations, mergers, combinations, recapitalizations, stock splits, stock dividends, or other change in the corporate structure of the Company affecting the shares issuable under the 2016 Plan. As of December 31, 2017, we have granted options to purchase an aggregate of approximately 3.7 million ordinary shares under the 2016 Plan.

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

Administration. The 2016 Plan may be administered by our Board or a committee. The 2016 Plan is currently being administered by our Compensation Committee. The Administrator has the authority to determine the specific terms and conditions of all Awards granted under the 2016 Plan, including, without limitation, the number of Ordinary Shares subject to each Award, the price to be paid for the Ordinary Shares and the applicable vesting criteria. The Administrator has discretion to make all other determinations necessary or advisable for the administration of the 2016 Plan.

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

Termination of, or Amendments to, the 2016 Plan. The Board may at any time amend, alter, suspend or terminate the 2016 Plan, provided that the Company will obtain shareholder approval of any 2016 Plan amendment to the extent necessary and desirable to comply with Applicable Laws. No amendment, alteration, suspension or termination of the 2016 Plan will impair the rights of any Participant, unless mutually agreed otherwise between the Participant and the Administrator, which agreement must be in writing and signed by the Participant and the Company. Termination of the 2016 Plan will not affect the Administrator’s ability to exercise the powers granted to it hereunder with respect to Awards granted prior to the date of such termination.

The 2016 Plan will terminate five years following the date it was adopted by the Board, unless sooner terminated by the Board.

2013 Equity Incentive Plan

On September 11, 2013, the Board of Directors of the Company adopted the 2013 Equity Incentive Plan, or the 2013 Plan, pursuant to which the Company may offer up to five million ordinary shares as equity incentives to its directors, employees and consultants. Such number of shares is subject to adjustment in the event of certain reorganizations, mergers, combinations, recapitalizations, stock splits, stock dividends, or other change in the corporate structure of the Company affecting the shares issuable under the 2013 Plan. At the Company’s 2013 Annual Meeting of Members on December 20, 2013, our shareholders approved the 2013 Plan. As of December 31, 2017, we have issued 4.4 million shares of restricted stock to our officers and employees under the 2013 Plan. The 2013 Plan has similar terms as the 2016 Plan and will terminate five years following the date it was adopted by the Board, unless sooner terminated by the Board.

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

D. Employees

As of December 31, 2017, we had approximately 96 full-time employees. The following table illustrates the allocation of these employees among the various job functions conducted at our company.

Department	Number of Employees
Software Development	50
Sales & Marketing	10
Administration & Human Resources	10
Finance and Accounting	10
Management	6
Project Execution	10
TOTAL	96

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

E. Share Ownership

The following table sets forth information regarding beneficial ownership of each class of our voting securities as of March 30, 2018 (i) by each person who is known by us to beneficially own more than 5% of our voting securities; (ii) by each of our officers and directors; and (iii) by all of our officers and directors as a group. Unless otherwise specified, the address of each of the persons set forth below is in care of the Company, 21st Floor, Everbright Bank Building, Zhuzilin, Shenzhen 518040, China.

Name and Address of Beneficial Owner	Office, If Any	Title of Class	Amount and Nature of Beneficial Ownership(1)	Percent of Class(2)
Officers and Directors
Jianghuai Lin	Chairman and CEO	Ordinary Shares	16,958,134	41.6%
Zhiqiang Zhao	Director, President and Interim Chief Financial Officer	Ordinary Shares	150,901	0.4%
Zhixiong Huang	Chief Operating Officer	Ordinary Shares	98,876	0.2%
Guangzeng Chen	Chief Technology Officer and	Ordinary Shares	40,800	0.1%
	Chief Product Officer
Yunsen Huang	Director	Ordinary Shares	-	-
Yong Jiang	Director	Ordinary Shares	-	-
Remington C.H. Hu	Director	Ordinary Shares	-	-
All officers and directors as a group (7 persons named above)		Ordinary Shares	17,248,711	42.3%
5% Security Holders
Jianghuai Lin(3)		Ordinary Shares	16,958,134	41.6%

* Less than 1%

(1)

Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to our ordinary shares.

(2)

As of March 30, 2018, a total of 40,760,163 ordinary shares are considered to be outstanding pursuant to SEC Rule 13d-3(d)(1). For each Beneficial Owner above, any securities that are exercisable or convertible within 60 days have been included in the denominator.

(3)

Among these shares, 16,164,893 ordinary shares are held by Union Investment Holdings Limited, which is wholly owned and controlled by Mr. Lin and Mr. Lin may be deemed to be a beneficial owner of the shares held by Union Investment Holdings Limited.

On May 27, 2016, the following directors and officers were granted options to purchase ordinary shares of the Company under its 2016 Plan:

•	Jianghuai Lin, options to purchase 300,000 ordinary shares

•	Zhiqiang Zhao, options to purchase 200,000 ordinary shares

•	Zhixiong Huang, options to purchase 200,000 ordinary shares

•	Guangzeng Chen, options to purchase 150,000 ordinary shares

The Options will be exercisable at the fair market value of the Company's ordinary shares on the grant date May 27, 2016 ($1.21 per share) with 40% of the Options vesting 18 months after the date of grant, 30% vesting 30 months after the date of grant and the remaining 30% vesting 42 months after the date of grant.

On May 17, 2017, Mr. Chen was granted options to purchase additional 240,000 ordinary shares of the Company. The options will be exercisable at the fair market value of the Company's ordinary shares on the date of the grant ($0.99 per share) with 40% of the options vesting 12 months after the date of grant, 30% vesting 24 months after the date of grant and the remaining 30% vesting 36 months after the date of grant.

On January 22, 2018, Messrs. Lin, Zhao, Huang and Chen exercised their options granted on May 27, 2016 at a cashless basis, and received 71,600, 47,734, 47,734 and 35,800 ordinary shares of the Company, respectively, which have been included in the above table of ownership.

None of our major shareholders have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to Item 6 “Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

The following includes a summary of transactions since the beginning of the 2015 fiscal year between us and certain related persons. We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

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

•

Since May 2017, the Company entered into a series of contracts with Shenzhen Taoping and its affiliates for the sale of the Company’s Cloud-Application-Terminal based digital ads display terminals, software and technical services. Shenzhen Taoping is a company controlled by Mr. Lin. These transactions have been fully approved by the board of directors of the Company.

•

On July 1, 2017, the Company entered a lease agreement with Shenzhen Taoping New Media Co., Ltd that is controlled by Mr. Lin for leasing office space locate at 18the Floor, Education and Technology Building, Zhuzilin, Futian District, Shenzhen City for a period of 12 months.

See also Item 6 “Directors, Senior Management and Employees—B. Compensation.”

C. Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

We have appended consolidated financial statements filed as part of this annual report. See Item 18 “Financial Statements.”

Legal Proceedings

We may be subject to legal proceedings, investigations and claims incidental to the conduct of our business from time to time. We are currently subject to legal or arbitration proceedings with customers pertaining to our performance of the sales contracts. The Company estimates, with 50% of probability, a possible loss ranging from approximately $-0- to $300,000, if the proceedings are ruled by arbitration.

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

A. Offer and Listing Details

Our ordinary shares are listed on the NASDAQ Capital Market and trade under the symbol “CNIT.” The following table provides the high and low reported market prices of our ordinary shares as reported by Yahoo! Finance for the periods indicated.

		Closing Prices
		High		Low
Annual Market Prices	$		$
2013		7.23		0.91
2014		7.46		3.43
2015		7.17		0.69
2016		1.72		0.72
2017		1.78		0.67

		Closing Prices
		High		Low

Quarterly Market Prices	$		$
1st Quarter 2016		1.72		1.05
2nd Quarter 2016		1.66		1.15
3rd Quarter 2016		1.20		0.80
4th Quarter 2016		0.89		0.72
1st Quarter 2017		0.87		0.67
2nd Quarter 2017		1.08		0.67
3rd Quarter 2017		1.28		0.88
4th Quarter 2017		1.78		1.13
1st Quarter 2018

Monthly Market Prices	$		$
September 2017		1.28		1.08
October 2017		1.33		1.13
November 2017		1.78		1.34
December 2017		1.57		1.40
January 2018		3.00		1.55
February 2018		2.19		1.93
March 2018 (up to March 29, 2018)		2.16		1.72

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

Register

We were incorporated in the BVI on June 18, 2012 under the BVI Act. Our memorandum of association authorizes the issuance of up to 100,000,000 ordinary shares without par value, which may be issued from time to time at the discretion of the Board of Directors without shareholder approval. Our Board of Directors is authorized to issue these shares in different classes and series and, with respect to each class or series, to determine the designations, powers, preferences, privileges and other rights, including dividend rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers and rights associated with the ordinary shares, at such times and on such other terms as they think proper.

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

On August 29, 2008, SAFE promulgated Circular 142 which regulates the conversion by a foreign-funded enterprise of foreign currency into RMB by restricting how the converted RMB may be used. In addition, SAFE promulgated Circular 45 on November 9, 2011 in order to clarify the application of Circular 142. Under Circular 142 and Circular 45, the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of foreign-invested enterprises. The use of such RMB capital may not be changed without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. On April 9, 2015, SAFE released the Notice on the Reform of the Administration Method for the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or SAFE Circular 19, which came into force and superseded SAFE Circular 142 on June 1, 2015. Circular 19 allows foreign invested enterprises to settle their foreign exchange capital on a discretionary basis according to the actual needs of their business operation and provides the procedures for foreign invested companies to use Renminbi converted from foreign currency-denominated capital for equity investment. Nevertheless, Circular 19 also reiterates the principle that Renminbi converted from foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope.

See also “Item 4.B. Information on the Company— Business Overview—Regulation—Foreign Currency Exchange,” “Item 4.B. Information on the Company—Business Overview—Regulation—Dividend Distributions” and “Item 4.B. Information on the Company—Business Overview—Regulation—Circular 37.”

E. Taxation

The following is a general summary of certain material BVI, PRC and U.S. federal income tax considerations. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular shareholder or prospective shareholder. The discussion is based on laws and relevant interpretations thereof in effect as of the date hereof, all of which are subject to change or different interpretations, possibly with retroactive effect.

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

Passive Foreign Investment Company Rules.

In general, a foreign corporation will be a passive foreign investment company (“PFIC”) for any taxable year in which (1) 75% or more of its gross income consists of passive income (such as dividends, interest, rents royalties and certain gains) or (2) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income.

If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation's assets and receiving our proportionate share of the other corporation's income. Although we do not expect to be a PFIC, it is not entirely clear how the contractual arrangements between us and our variable interest entities will be treated for purposes of the PFIC rules. If it were determined that we do not own the stock of our variable interest entities for United States federal income tax purposes (for instance, because the relevant PRC authorities do not respect these arrangements), we may be treated as a PFIC.

If we were a PFIC for any taxable year during which a U.S. Holder owned our ordinary shares, the U.S. Holder may be subject to adverse tax consequences. Generally, gain recognized upon a disposition (including, under certain circumstances, a pledge) of ordinary shares by the U.S. Holder would be allocated ratably over the U.S. Holder’s holding period for such share. The amounts allocated to the taxable year of disposition and to taxable years prior to the first taxable year in which we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest tax rate in effect for that taxable year for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax attributable to the allocated amounts. Further, to the extent that any distribution received by a U.S. Holder on ordinary shares exceeded 125% of the average of the annual distributions received on such shares during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner. Certain elections may be available that would result in alternative treatments (such as a mark-to-market treatment) of the shares. U.S. Holders should consult their tax advisers to determine whether such elections are available and, if so, what the consequences of the alternative treatments would be in those holders' particular circumstances. U.S. Holders should also consult their tax advisers regarding the determination of whether we are a PFIC and the potential application of the PFIC rules.

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

Foreign Account Tax Compliance

The Foreign Account Tax Compliance provisions of the Hiring Incentives to Restore Employment Act (generally referred to as “FATCA”), when applicable, will impose a U.S. federal withholding tax of 30% on payments of dividends on, and (for dispositions after December 31, 2018) gross proceeds from dispositions of, our ordinary shares that are held through ‘‘foreign financial institutions’’ (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of certain interests in or accounts with those entities) have been satisfied or an exemption applies. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. U.S. Holders should consult their tax advisers regarding the effect, if any, of the FATCA provisions on their particular circumstances.

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

We are subject to the informational requirements of the Exchange Act as a foreign private issuer and file reports and other information with the SEC. Reports and other information filed by us with the SEC, including this report, may be inspected and copied at the public reference room of the SEC at 100 F Street, N.E., Washington D.C. 20549. You can also obtain copies of this report by mail from the Public Reference Section of the SEC, 100 F. Street, N.E., Washington D.C. 20549, at prescribed rates. Additionally, copies of this material may be obtained from the SEC’s Internet site at http://www.sec.gov. The SEC’s telephone number is 1-800-SEC-0330. In accordance with NASDAQ Stock Market Rule 5250(d), we will also post this annual report on Form 20-F on our website at www.chinacnit.com.

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

Interest Rate Risk

We deposit surplus funds with Chinese banks earning daily interest. We do not invest in any instruments for trading purposes. Most of our outstanding debt instruments carry fixed rates of interest. Our operations generally are not directly sensitive to fluctuations in interest rates. There was no long-term debt outstanding as of December 31, 2017 and 2016. A hypothetical 1.0% increase in the annual interest rates for all of our credit facilities under which we had outstanding borrowings at December 31, 2017 would decrease net income before income taxes by approximately $19,700, or less than 1% for the year ended December 31, 2017. Management monitors the banks’ prime rates in conjunction with our cash requirements to determine the appropriate level of debt balances relative to other sources of funds. We have not entered into any hedging transactions in an effort to reduce our exposure to interest rate risk.

Foreign Exchange Risk

While our reporting currency is the U.S. dollar, substantially all of our consolidated revenues and consolidated costs and expenses are denominated in RMB. Substantially all of our assets are denominated in RMB except for cash. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between the U.S. dollar and the RMB. If the RMB depreciates against the U.S. dollar, the value of our RMB revenues, earnings and assets as expressed in our U.S. dollar financial statements will decline. Assets and liabilities are translated at exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and equity is translated at historical exchange rates. Any resulting translation adjustments are not included in determining net income but are included in determining other comprehensive income, a component of equity. An average appreciation (depreciation) of the RMB against the U.S. dollar of 5% would increase (decrease) our comprehensive income by $3.4 million based on our outstanding revenues, costs and expenses, assets and liabilities denominated in RMB as of December 31, 2017. As of December 31, 2017, our accumulated other comprehensive income was $24.2 million. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

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

As required by Rule 13a-15(e), our management has carried out an evaluation, with the participation and under the supervision of our Chief Executive Officer, Mr. Jianghuai Lin and our Interim Chief Financial Officer, Mr. Zhiqiang Zhao, of the effectiveness of the design and operation of our disclosure controls and procedures, as of December 31, 2017. Based upon, and as of the date of this evaluation, Mr. Lin and Mr. Zhao, determined that, as of December 31, 2017, our disclosure controls and procedures were not effective due to the material weaknesses in our internal control over financial reporting, which are described below.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2017. In making this assessment, management used the framework set forth in the report entitled Internal Control - Integrated Framework(2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company’s internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Based on our assessment, as a result of the material weaknesses described below, we determined that, as of December 31, 2017, our internal control over financial reporting was not effective based on those criteria.

A material weakness is a deficiency or a combination of deficiencies in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual financial statements will not be prevented or detected in a timely basis.

As a result of our assessment, management identified the following control deficiencies that represent material weaknesses as of December 31, 2017: (1) we have a lack of qualified technical resources in place to properly evaluate significant and complex transactions in accordance with accounting principles generally accepted in the United States of America, and (2) we have insufficient systems and procedures in place to ensure effective supervision and monitoring of our annual financial statement close and preparation process.

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

Our management does not believe that these material weaknesses had a material effect on our financial condition or results of operations or caused our financial statements as of and for the year ended December 31, 2017 to contain a material misstatement.

Attestation Report of the Registered Public Accounting Firm

Because the Company is a non-accelerated filer, this annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.

Changes in Internal Control Over Financial Reporting

Except as described above, there have been no changes in our internal control over financial reporting during the fiscal year ended December 31, 2017 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Remington C.H. Hu is an “audit committee financial expert” and that he is an “independent director” as defined by the rules and regulations of NASDAQ.

ITEM 16B.	CODE OF ETHICS

Our code of conduct and business ethics conforms to the rules and regulations of NASDAQ. The code of conduct and business ethics applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer, and addresses, among other things, honesty and ethical conduct, conflicts of interest, compliance with laws, regulations and policies, including disclosure requirements under the federal securities laws, confidentiality, trading on inside information, and reporting of violations of the code. A copy of conduct and business ethics has been filed as Exhibit 11.1 to this annual report. Our code of ethics is also posted on the corporate governance page of our website at www.chinacnit.com. During the fiscal year ended December 31, 2017, there were no waivers of our code of ethics.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with services rendered by our principal external auditors for the periods indicated.

	Fiscal Year Ended December 31,
	2017	2016
Audit Fees	$208,000	$135,000
Tax Fees	34,025	43,724
TOTAL	$242,025	$178,724

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

NASDAQ Listing Rule 5615(a)(3) permits a foreign private issuer like us to follow home country practices in lieu of certain requirements of Listing Rule 5600, provided that such foreign private issuer discloses in its annual report filed with the SEC each requirement of Rule 5600 that it does not follow and describes the home country practice followed in lieu of such requirement. Our BVI counsel, Maples and Calder, has provided a letter to NASDAQ certifying that under BVI law, we are not required to seek shareholders’ approval of any issuance of securities in connection with a transaction other than a public offering where such transaction involves the issuance of securities representing more than 20% of our total outstanding ordinary shares. In 2015, we followed home country practice with respect to the issuance of more than 20% of our total outstanding ordinary shares in connection with the Registered Direct Offering. In 2016, Maples and Calder provided a letter to NASDAQ certifying that under BVI law, we are not required to seek shareholders’ approval for the establishment of or any material amendments to our equity compensation plans. In 2016, we followed the home country practice with respect to our 2016 Plan by establishing it without seeking shareholder approval.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide our financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The full text of our audited consolidated financial statements begins on page F-1 of this annual report.

ITEM 19.	EXHIBITS

Exhibit	Description
No.

1.1	Amended and Restated Memorandum and Articles of Association of the registrant (incorporated by reference to Exhibit 99.1 to the Report on Form 6-K filed by the registrant on October 17, 2017)
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

4.5	Form of Employment Agreement (English Translation) (incorporated by reference to Exhibit 10.7 to the Annual Report on Form 10-KSB filed by CITN on April 16, 2007)
4.6	Form of Independent Director Agreement (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form F-4 filed by the registrant on June 21, 2012)
4.7	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form F-4 filed by the registrant on June 21, 2012)
4.8	English Translation of Form of Employee Incentive Stock Purchase Agreement (incorporated by reference to Exhibit 4.1 to the Report on Form 6-K furnished by the registrant on September 27, 2013)
4.9	China Information Technology, Inc. 2013 Equity Incentive Plan (incorporated by reference to Exhibit 4.1 to the Report on Form 6-K furnished by the registrant on September 17, 2013)
4.10	Form of Warrant (incorporated by reference to Exhibit 4.1 to the Report on Form 6-K furnished by the registrant on May 21, 2015)
4.11

Form of Purchase Agreement, dated May 20, 2015, between the Company and the Investors named therein (incorporated by reference to Exhibit 10.1 to the Report on Form 6-K furnished by the registrant on May 21, 2015)

4.12

Placement Agency Agreement, dated May 7, 2015, between the Company and FT Global Capital, Inc. (incorporated by reference to Exhibit 10.2 to the Report on Form 6-K furnished by the registrant on May 21, 2015)

4.13	Form of Standstill Agreement between the Company and the Holder named therein (incorporated by reference to Exhibit 4.1 to the Report on Form 6-K furnished by the registrant on September 24, 2015)
4.14	Form of Standstill Agreement between the Company and the Holder named therein (incorporated by reference to Exhibit 4.1 to the Report on Form 6-K furnished by the registrant on October 7, 2015)
4.15	Form of Stock Option Agreement (incorporated by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the registrant on June 1, 2016)
4.16	China Information Technology, Inc. 2016 Equity Incentive Plan (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-8 filed by the registrant on May 13, 2016)

8.1*	List of the registrant’s subsidiaries
11.1*	Code of Conduct and Business Ethics, adopted on June 20, 2012
12.1*	Certifications of Chief Executive Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)
12.2*	Certifications of Interim Chief Financial Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)
13.1**	Certifications of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certifications of Interim Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent from UHY LLP, Independent Registered Public Accounting Firm
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

_________________________
* Filed herewith.
** Furnished herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 30, 2018	CHINA INFORMATION TECHNOLOGY, INC.

/s/ Jianghuai Lin
Jianghuai Lin
Chief Executive Officer

CHINA INFORMATION TECHNOLOGY, INC.
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

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

/s/ GHP HORWATH, P.C.

Denver, Colorado
April 26, 2016

The report is a copy of the previously issued report.
The predecessor auditor has not reissued the report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Shareholders of China Information Technology, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of China Information Technology, Inc. and its subsidiaries (the “Company”) as of December 31, 2017 and 2016, and the related consolidated statements of operations, comprehensive income (loss), changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2017, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

The consolidated financial statements of the Company as of December 31, 2015, were audited by other auditors whose report dated April 26, 2016, on those statements included an explanatory paragraph regarding going concern discussed in Note 1 to the consolidated financial statements.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company incurred loss from continuing operations before income taxes and had a significant accumulated deficit that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ UHY LLP

We have served as the Company's auditor since 2016.

New York, New York
March 30, 2018

CHINA INFORMATION TECHNOLOGY, INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2017 AND 2016

	NOTES	December 31,	December 31,
		2017	2016
ASSETS

CURRENT ASSETS
Cash and cash equivalents		$3,260,808	$3,752,375
Accounts receivable, net	2(e)	5,267,752	3,019,349
Accounts receivable-related parties	2(e)	4,872,743	-
Advances to suppliers		1,630,980	235,877
Inventories, net	8	631,610	1,477,783
Other current assets	15	5,854,792	7,159,803
TOTAL CURRENT ASSETS		21,518,685	15,645,187

Property, plant and equipment, net	9	11,830,698	8,674,850
Intangible assets, net	11	808,707	1,556,306
Long-term investments		46,094	43,205
Deferred tax assets	13	108,927	100,435
Other non-current assets	15	3,326,319	8,267,016
TOTAL ASSETS		$37,639,430	$34,286,999

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Short-term bank loans	12	$7,817,610	$7,799,852
Accounts payable		6,844,440	5,993,211
Advances from customers		281,772	1,668,049
Advances from customers-related parties		2,191,516	-
Accrued payroll and benefits		290,841	285,284
Other payables and accrued expenses	17	4,038,417	3,044,779
Income tax payable		1,548,415	2,589,422
Derivative Liability – Warrants	16	-	3,719
TOTAL CURRENT LIABILITIES		23,013,011	21,384,316

Deferred tax liabilities	13	108,927	100,435
TOTAL LIABILITIES		23,121,938	21,484,751

EQUITY
Ordinary shares, 2017: par $0, 2016: par $0.01; authorized capital 100,000,000 shares; shares issued, 2017:40,231,159 shares; 2016:41,633,607 shares; shares outstanding, 2017:40,231,159 shares; 2016:40,231,159 shares	19	123,950,544	426,744
Treasury stock, 2017: 0 share; 2016:1,402,448 shares	19	-	(7,117,500)
Additional paid-in capital	19	15,814,328	145,742,163
Reserve	18	13,812,095	13,812,095
Accumulated deficit		(172,395,246)	(173,149,696)
Accumulated other comprehensive income		24,201,766	23,994,357
Total equity of the Company		5,383,487	3,708,163
Non-controlling interest		9,134,005	9,094,085
Total Equity		14,517,492	12,802,248

TOTAL LIABILITIES AND EQUITY		$37,639,430	$34,286,999

The accompanying notes are an integral part of these consolidated financial statements

     CHINA INFORMATION TECHNOLOGY, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

	NOTES	2017	2016	2015
Revenue – Products		$4,312,048	$6,553,090	$4,953,139
Revenue - Products-related parties	7(c)	9,103,222	-	-
Revenue – Software		3,441,582	2,347,197	3,200,905
Revenue – System integration		390,465	628,880	1,012,088
Revenue – Others		884,584	664,423	1,118,736
Revenue - Others-related parties	7(d)	57,373	-	-
TOTAL REVENUE		18,189,274	10,193,590	10,284,868

Cost – Products		8,973,539	5,512,305	2,910,334
Cost – Software		733,617	921,432	1,267,834
Cost – System integration		135,224	1,078,103	1,745,647
Cost – Others		25,128	95,350	457,390
TOTAL COST		9,867,508	7,607,190	6,381,205

GROSS PROFIT		8,321,766	2,586,400	3,903,663

Administrative expenses		3,621,570	8,342,842	11,223,502
Research and development expenses		4,031,313	3,044,972	3,446,867
Selling expenses		1,119,586	1,334,147	2,661,545
Impairment of property, plant and equipment		-	-	4,616,679
Impairment of intangible assets and goodwill		-	4,442,367	8,918,427
LOSS FROM OPERATIONS		(450,703)	(14,577,928)	(26,963,357)

Subsidy income		476,517	223,166	501,404
Gain on sale of assets	10	-	-	29,994,037
Loss on disposal of consolidated entities	4	-	(575,956)	-
Loss on sale of deposits for land use right	15(a)(i)	-	(2,762,033)	-
Other income (loss), net		281,556	(326,546)	776,233
Interest income		7,900	17,420	76,716
Interest expense		(450,024)	(498,931)	(3,116,777)
Change in fair value of warrant liability	16	3,720	34,175	(5,657,988)

Loss from continuing operations before income taxes		(131,034)	(18,466,633)	(4,389,732)

Income tax benefit (expense )	13	1,070,343	(57,844)	(4,305,028)

Net income (loss) from continuing operations		939,309	(18,524,477)	(8,694,760)
Net income from discontinued operations		-	-	1,498,971
NET INCOME (LOSS)		939,309	(18,524,477)	(7,195,789)
Less: Net (income) loss attributable to the non-controlling interest	3	(80,704)	353,876	(308,473)
NET INCOME (LOSS) ATTRIBUTABLE TO THE COMPANY		$858,605	$(18,170,601)	$(7,504,262)

Earnings (loss) per share - Basic and Diluted
CONTINUING OPERATIONS
Basic	5	$0.02	$(0.45)	$(0.26)
Diluted	5	$0.02	$(0.45)	$(0.26)
DISCONTINUED OPERATIONS
Basic	5	$-	$-	$0.04
Diluted	5	$-	$-	$0.04
NET EARNINGS (LOSS) PER SHARE ATTRIBUTABLE TO THE COMPANY
Basic	5	$0.02	$(0.45)	$(0.22)
Diluted	5	$0.02	$(0.45)	$(0.22)

The accompanying notes are an integral part of these consolidated financial statements

     CHINA INFORMATION TECHNOLOGY, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

	2017	2016	2015
Net income (loss)	$939,309	$(18,524,477)	$(7,195,789)
Other comprehensive income (loss):
Foreign currency translation gain (loss)	166,625	(514,706)	136,007
Comprehensive gain (loss)	1,105,934	(19,039,183)	(7,059,782)
Comprehensive (income) loss attributable to the non- controlling interest	(39,920)	315,632	(327,941)
Comprehensive income (loss) attributable to the Company	$1,066,014	$(18,723,551)	$(7,387,723)

The accompanying notes are an integral part of these consolidated financial statements

     CHINA INFORMATION TECHNOLOGY, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

								Accumulated
					Additional			other	Non
	Ordinary shares		Treasury Shares		Paid-in		Accumulated	comprehensive	controlling
	Shares	Amount	Shares	Amount	Capital	Reserve	deficit	income	interest	Total
BALANCE AS AT JANUARY 1 , 2015	32,961,323	$335,271	(717,448)	$(4,290,000)	$126,862,049	$14,755,946	$(142,910,476)	$24,755,457	$17,645,562	$37,153,809
Purchase of treasury stock (Note 19)	-	-	(685,000)	(2,827,500)	-	-	-	-	-	(2,827,500)
Reclassification of temporary equity to ordinary shares (Note 19)	-	3,550	-	-	1,061,450	-	-	-	-	1,065,000
Stock-based compensation (Note19)	51,875	519	-	-	101,763	-	-	-	-	102,282
Issued common stock (Note 19)	2,102,484	21,025	-	-	12,765,328	-	-	-	-	12,786,353
Issued warrant liability (Note 16)	-	-	-	-	(4,982,694)	-	-	-	-	(4,982,694)
Issuance of ordinary shares for consulting services (Note 19)	5,000	50	-	-	12,600	-	-	-	-	12,650
Common stock issued for warrants exercised (Notes 16 and 19)	5,613,130	56,131	-	-	8,885,358	-	-	-	-	8,941,489
Sale of Geo (Notes 1 and 14)	-	-	-	-	(705,087)	(304,002)	(2,139,719)	(154,717)	(8,563,205)	(11,866,730)
Sale of Zhongtian (Notes 1 and 14)	-	-	-	-	-	(639,849)	(2,061,731)	(165,572)	(581)	(2,867,733)
Net loss for the year	-	-	-	-	-	-	(7,504,262)	-	308,473	(7,195,789)
Foreign currency translation loss	-	-	-	-	-	-	-	116,539	19,468	136,007
Dividend to minority shareholders in Geo (Note 1)	-	-	-	-	-	-	(362,907)	-	-	(362,907)
BALANCE AS AT DECEMBER 31, 2015	40,733,812	$416,546	(1,402,448)	$(7,117,500)	$144,000,767	$13,812,095	$(154,979,095)	$24,551,707	$9,409,717	$30,094,237
Common stock issued for warrants exercised (Notes 16 and 19)	899,795	8,998	-	-	1,109,494	-	-	-	-	1,118,492
Reclassification of temporary equity to ordinary shares (Note 19)	-	1,200	-	-	358,800	-	-	-	-	360,000
Sale of IST DG (Note 4)	-	-	-	-	-	-	-	(4,400)	-	(4,400)
Net loss for the year	-	-	-	-	-	-	(18,170,601)	-	(353,876)	(18,524,477)
Foreign currency translation loss	-	-	-	-	-	-	-	(552,950)	38,244	(514,706)
Employee Stock Incentive- stock option (Note 19)	-	-	-	-	273,102	-	-	-	-	273,102
BALANCE AS AT DECEMBER 31, 2016	41,633,607	$426,744	(1,402,448)	$(7,117,500)	$145,742,163	$13,812,095	$(173,149,696)	$23,994,357	$9,094,085	$12,802,248
Cancellation of treasury stock(Note 19)	(1,402,448)	(14,024)	1,402,448	7,117,500	(6,999,321)	-	(104,155)	-	-	-
Stock-based payment for consulting fee	-	-	-	-	121,903	-	-	-	-	121,903
Resolution of no par value (Note 19)	-	123,537,824	-	-	(123,537,824)	-	-	-	-	-
Net income for the year	-	-	-	-	-	-	858,605	-	80,704	939,309
Foreign currency translation loss	-	-	-	-	-	-	-	207,409	(40,784)	166,625
Employee Stock Incentive- stock option (Note 19)	-	-	-	-	487,407	-	-	-	-	487,407
BALANCE AS AT DECEMBER 31, 2017	40,231,159	$123,950,544	-	$-	$15,814,328	$13,812,095	$(172,395,246)	$24,201,766	$9,134,005	$14,517,492

The accompanying notes are an integral part of these consolidated financial statements

     CHINA INFORMATION TECHNOLOGY, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

	2017	2016	2015
OPERATING ACTIVITIES
Net income (loss)	$939,309	$(18,524,477)	$(7,195,789)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities from continuing operations:
(Income) loss from discontinued operations, net of income taxes	-	-	(1,498,971)
Provision for losses on accounts receivable and other current assets	422,388	1,995,046	2,659,499
Impairment of intangible assets and goodwill	-	4,442,367	8,918,427
Provision for obsolete inventories	176,570	324,581	274,663
Depreciation	2,036,438	1,736,607	1,665,257
Amortization of intangible assets and land use rights	820,468	845,149	876,237
(Gain) loss on sale of property and equipment and land use rights	(7,845)	(8,544)	(30,005,007)
Loss on disposal of inventories	138,316	345,963	-
Loss from disposals of consolidated entities	-	575,956	-
Loss on disposal of deposit for land use rights	-	2,762,033	-
Stock-based payments for consulting services	96,313	-	98,483
Stock-based compensation	487,407	273,102	102,282
Impairment of property, plant and equipment	-	-	4,616,679
Income tax expense	-	365,401	3,761,084
Change in fair value of warrants liability	(3,720)	(34,175)	5,657,988
Changes in operating assets and liabilities, net of effects of business acquisitions and dispositions:
Accounts receivable	(2,145,097)	(913,486)	2,914,918
Accounts receivable from related party and its affiliates	(4,694,068)	-	-
Inventories	652,921	(590,274)	1,546,570
Other receivables and prepaid expenses	6,962,862	6,222,650	(1,089,481)
Advances to suppliers	(1,423,441)	1,981,816	(1,708,552)
Restricted cash	-	848,573	9,566,303
Amounts due to/from related parties	-	(154,331)	(1,088,001)
Other payables and accrued expenses	819,300	(2,344,677)	(2,736,926)
Advances from customers	(1,442,928)	(846,599)	1,598,944
Advances from customers from related party and its affiliates	2,111,157	-	-
Accounts payable and bills payable	(239,628)	(1,811,119)	(24,134,831)
Income tax payable	(1,166,473)	(312,615)	(118,973)
Net cash provided by (used in) continuing operations	4,540,249	(2,821,053)	(25,319,197)
Net cash used in operating activities from discontinued operations	-	-	(595,404)
Net cash provided by (used in) operating activities	4,540,249	(2,821,053)	(25,914,601)

INVESTING ACTIVITIES
Cash paid for assets held-for sale	-	-	(20,717)
Proceeds from sale of property and equipment	7,845	299,298	55,101
Consideration paid for acquisition of Biznest	-	-	(1,488,969)
Investment in Biznest's joint company	-	(45,179)	-
Capitalized and purchased software development costs	-	-	(66,870)
Purchases of property and equipment	(3,783,064)	(3,463,915)	(3,004,209)
Cash received from sale of Zhongtian and Geo	-	12,312,378	-
Cash received for sale of assets held for sale	-	-	45,052,000
Net cash (used in) provided by investing activities from continuing operations	(3,775,219)	9,102,582	40,526,336
Net cash provided by (used in) investing activities from discontinued operations	-	-	1,558,581
Net cash (used in) provided by investing activities	(3,775,219)	9,102,582	42,084,917

FINANCING ACTIVITIES
Borrowings under short-term loans	8,880,840	10,541,720	44,584,103
Common stock issued for cash	-	-	12,786,353
Decrease in restricted cash in relation to bank borrowings	-	-	543,300
Repayment of short-term loans	(9,366,326)	(17,101,230)	(79,952,564)
Repurchase of ordinary shares	-	(379,710)	(1,310,184)
Repayment of long-term loans	-	(214,527)	(97,751)
Cash paid to warrant holders	-	-	(542,806)
Net cash used in financing activities from continuing operations	(485,486)	(7,153,747)	(23,989,549)
Net cash used in financing activities from discontinued operations	-	-	(147,237)
Net cash used in financing activities	(485,486)	(7,153,747)	(24,136,786)

Effect of exchange rate changes on cash and cash equivalents	(771,111)	837,747	564,125

NET DECREASE IN CASH AND CASH EQUIVALENTS	(491,567)	(34,471)	(7,402,345)

CASH AND CASH EQUIVALENTS, BEGINNING	3,752,375	3,786,846	11,189,191
CASH AND CASH EQUIVALENTS, ENDING	$3,260,808	$3,752,375	$3,786,846
CASH AND CASH EQUIVALENTS FROM CONTINUING OPERATIONS, end of period	$3,260,808	$3,752,375	$3,786,846

Supplemental disclosure of cash flow information:
Cash paid during the year
Income taxes	$3,057	$192	$188,932
Interest	$450,024	$498,931	$3,769,498

The accompanying notes are an integral part of these consolidated financial statements

Supplemental disclosure of significant non-cash transactions:

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

On May 9, 2016, the Board of Directors of the Company adopted the 2016 Equity Incentive Plan (the 2016 Plan). Pursuant to the 2016 Plan, the Company may offer up to five million ordinary shares as equity incentives to its directors, employees, and consultants. Such number of shares is subject to adjustment in the event of certain reorganizations, mergers, business combinations, recapitalizations, stock splits, stock dividends, or other changes in the corporate structure of the Company affecting the issuable shares under the 2016 Plan. On May 27, 2016, the Company granted options to purchase an aggregate of 2,712,000 ordinary shares under the 2016 Plan. As a result of employee turnover, the number of options to purchase 2,286,000 ordinary shares remained as of December 31, 2016. The fair value of these options was approximately $1.6 million at the date of the grant, of which approximately $273,000 was recorded as compensation for the services provided in 2016, and $376,000 was amortized and recorded as compensation expenses in 2017.

In 2017, the Company granted options to employees and consultants to purchase an aggregate of 1,210,000 ordinary shares under the 2016 Plan. The fair value of these options was approximately $0.7 million at the date of the grant, of which approximately $208,000 was recorded as compensation and consulting service expense for the services provided in 2017.

1. ORGANIZATION, PRINCIPAL ACTIVITIES AND MANAGEMENT'S PLANS

China Information Technology Inc., together with its subsidiaries (the "Company" or "CNIT"), is a provider of integrated Cloud-Application-Terminal (“CAT”) solutions including public information distribution platform, elevator safety management system, cloud-based new media terminal, as well as applications and platform for education in the People’s Republic of China ("PRC"). The Company’s total solutions include software licensing, specialized software, hardware, systems integration, and related services. As listed in the table below, these services are provided through the Company’s wholly-owned PRC subsidiaries, Information Security Technology International Co., Ltd. ("IST"), TopCloud Software Co., Ltd., ("TopCloud "), and Information Security IoT Tech. Co., Ltd. ("ISIOT ), and through the Company’s variable interest entity ("VIE"), iASPEC Geo Information Technology Co., Ltd. ("iASPEC"), and its subsidiaries, iASPEC Bocom IoT Technology Co. Ltd. ("Bocom"), Shenzhen Taoping Internet Tech. Co., Ltd. (“Taoping”), and Shenzhen Biznest Internet Tech. Co., Ltd. (“Biznest”), and the Company’s wholly-owned Hong Kong subsidiaries Information Security Tech. International Co. Ltd. (“IST HK”), and HPC Electronics (China) Co., Limited (“HPC ”).

		December 31,	December 31,	December 31,
	Subsidiaries/	2017	2016	2015
Entities	VIE	% owned	% owned	% owned	Location
China Information Technology, Inc (CNIT)					British Virgin Islands
China Information Technology Holdings Limited (CITH)	Subsidiary	100%	100%	100%	British Virgin Islands
Information Security Tech. International Co., Ltd. (ISTIL)	Subsidiary	100%	100%	100%	Hong Kong, China
Information Security Software Investment Limited (ISSI) (Note 4)	Subsidiary	0%	0%	100%	Hong Kong, China
HPC Electronics (China) Co., Limited (HPC HK) (Note 4)	Subsidiary	0%	100%	100%	Hong Kong, China
Information Security Tech. (China) Co., Ltd. (IST)	Subsidiary	100%	100%	100%	Shenzhen, China
TopCloud Software (China) Co., Ltd. (TopCloud)	Subsidiary	100%	100%	100%	Shenzhen, China
Information Security IoT Tech. Co., Ltd. (ISIOT)	Subsidiary	100%	100%	100%	Shenzhen, China
Dongguan Information Security Technology Co., Ltd. (IST DG) (Note 4)	Subsidiary	0%	0%	100%	Shenzhen, China
iASPEC Technology Group Co., Ltd. (iASPEC)	VIE	100%	100%	100%	Shenzhen, China
Biznest Internet Tech. Co., Ltd. (Biznest)	VIE	100%	100%	100%	Shenzhen, China
Shenzhen Taoping Internet Tech. Co., Ltd. (Taoping)	VIE	100%	100%	100%	Shenzhen, China
iASPEC Bocom IoT Tech. Co., Ltd. (Bocom)	VIE	100%	100%	100%	Shenzhen, China

Strategic Shift and Business Transformation

In early 2013, the Company made a strategic decision to transform its business from servicing the public sector to focusing on the private sector. Leveraging the experience and expertise in handling large-scale IT projects for the public sector, the Company started investing in research and development to develop software products for the private sector. In 2014, continuing business transformation, the Company identified four core markets and provided cloud-based ecosystem solutions to new media, healthcare, education, and residential community management. In 2014, the Company predominately sold its cloud-based solutions to the Chinese new media industry. Starting from 2015, the Company further expanded the customer base of cloud-based solutions to education, government and residential community management. In 2016, the Company grew its industry-specific integrated technology platform, resource exchange, and big data services to elevator IoT application for residential community customers. From May 2017, the Company has focused its business to provide products and services in Cloud-App-Terminal (CAT) and Internet of Things (IoT) technology based digital advertising distribution network and new media resource sharing platform in the Out-of-Home adverting market in China.

As part of the strategic shift, the company disposed of its equity ownership in Geo and Zhongtian respectively in 2015.

On November 6, 2015, iASPEC entered into an equity transfer agreement with certain individual and institutional purchasers (the “Transferees”). Pursuant to the transfer agreement, iASPEC sold all of its equity ownership of Wuda Geoinformatics Co., Ltd. ( “Geo”), which constituted 54.89% of the total capital stock of Geo, for an aggregate purchase price of RMB 91.3 million (approximately $14.7 million) (the “Geo Purchase Price”). Control of Geo was legally transferred to the Transferees on December 4, 2015 (Note 14). Pursuant to the transfer agreement, the Transferees agreed to pay the Geo Purchase Price in four installments by March 30, 2016, which has been paid in full.

On November 9, 2015, iASPEC entered into an equity transfer agreement with a purchaser (the “Transferee”). Pursuant to the transfer agreement, iASPEC sold all of its equity ownership of Shenzhen iASPEC Zhongtian Software Co., Ltd. (“Zhongtian”), which constituted 100% of total capital stock of Zhongtian for an aggregate of RMB 30.0 million (approximately $4.8 million) (the “Zhongtian Purchase Price”). Control of Zhongtian was legally transferred to the Transferee on November 9, 2015, (Note 14). Pursuant to the transfer agreement, the Transferee agreed to pay the Zhongtian Purchase Price in three installments by May 31, 2016, which has been paid in full.

Disposals of Geo and Zhongtian represented a strategic shift in the Company’s strategy and would have a major effect on the Company’s operations and financial results. Operations of the two companies have been presented as “discontinued operations” in the Company’s consolidated financial statements (Note 14).

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

Going Concern and Management’s Plans

For the year ended December 31, 2017, the Company earned net income of approximately $0.9 million from continuing operations, compared to a net loss of approximately $18.5 million for the year ended December 31, 2016. The Company reported positive cash flows from operations of approximately $4.5 million for the year ended December 31, 2017, compared to negative cash flows of approximately $2.8 million from operations for the year ended December 31, 2016. As of December 31, 2017 and 2016, the Company had a working capital deficiency of approximately $1.5 million and $5.7 million, respectively. Working capital deficiency in 2017 improved about $4.2 million from 2016. The Company had significant accumulated deficit approximately $172.4 million and $173.1 million as of December 31, 2017 and 2016, respectively.

Continuing the Company’s business transformation from providing IT software, hardware, and system integration services to the public sectors to offering cloud-based ecosystem solutions to the private sectors, management has developed its 2015 business plan which will continue to be executed into 2018, encompassing six strategies: 1) redirect the Company’s resources to selling high-margin software solutions; 2) reinforce stringent cash collection policies to shorten the Company’s days of sales outstanding; 3) streamline the Company’s purchase order management process to reduce inventory; 4) control the Company’s cost structure; 5) obtain additional government subsidies for developing new and innovative cloud-based software solutions; and 6) reduce the Company’s short-term debt burden. As of December 31, 2016, the Company has further reduced its short-term debt burden to $8.0 million, decreased from $15.3 million at the end of 2015. Starting in April 2016, the Company began receiving an annual rental fee of $380,000 from certain third parties for leasing of its office facility located in Nanshan Industrial Park, Shenzhen. As of December 31, 2016, the Company had no additional availability under its credit facilities. In 2017, the Company has completed its transformation to a leading products and services provider of CAT and IoT technology based digital advertising distribution network and new media resource sharing platform in the Out-of-Home Advertising Market in China. In 2017, the Company has become profitable as a result of a successful transition of the Company’s business model.

And the Company strongly believes that there will be a significant financial improvement in 2018 as the new business model has proven to be successful and sustainable.

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

(c) Economic and Political Risks

All the Company’s revenue-generating operations are conducted in the PRC. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environments in the PRC, and by the general state of the PRC economy. The Company’s operations in the PRC are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environments and foreign currency exchange. The Company’s financial results may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation.

(d) Cash and Cash Equivalents

The Company considers all highly liquid investments purchased and cash deposits with financial institutions with original maturities of three months or less to be cash equivalents. The Company had no cash equivalents as of December 31, 2017 or 2016.

The Company maintains its cash accounts at credit worthy financial institutions and closely monitors the movements of its cash positions. As of December 31, 2017 and 2016, approximately $3.0 million and $3.7 million of cash, respectively, was held in bank accounts in the PRC.

(e) Accounts Receivable, Accounts Receivable –related parties, and Concentration of Risk

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

Since May 2017, the Company entered into a series of contracts with Shenzhen Taoping New Media, Ltd.(“Shenzhen Taoping”) and its affiliates for the sale of the Company’s Cloud-Application-Terminal based digital ads display terminals, software and technical services. Shenzhen Taoping is a company controlled by Mr. Lin.

Accounts receivable as at December 31, 2017 and 2016 are as follows:

	December 31,	December 31,
	2017	2016
Accounts Receivable	$8,249,457	$5,645,114
Allowance for doubtful accounts	(2,981,705)	(2,625,765)
Accounts Receivable – Net	$5,267,752	$3,019,349
Accounts Receivable-related parties	$4,872,743	$-

The allowance for doubtful accounts at December 31, 2017 and 2016, totaled approximately $3.0 million and $2.6 million, respectively, representing management’s best estimate. The following table describes the movements in the allowance for doubtful accounts during the years ended December 31, 2017 and 2016:

Balance at January 1, 2016	$5,029,107
Increase in allowance for doubtful accounts	826,232
Amounts written off as uncollectible	(2,900,447)
Foreign exchange difference	(329,127)
Balance at December 31, 2016	$2,625,765
Increase in allowance for doubtful accounts	180,305
Foreign exchange difference	175,635
Balance at December 31, 2017	$2,981,705

(f) Advances to Suppliers

Advances to suppliers represent cash deposits for the purchase of inventory items from suppliers.

(g) Advances from Customers and related parties

Advances from customers and related parties represent cash received from customers and related parties as advance payments for the purchases of the Company’s products and services.

h) Fair Value and Fair Value Measurement of Financial Instruments

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

The following tables present the fair value hierarchy of those assets and liabilities measured at fair value:

Recurring fair value measurements:

	Fair Value Measurements Using
		Quoted
		Prices in
		Active			Total Gains
		Markets	Significant		(Losses) for
		for	Other	Significant	the year
	As of	Identical	Observable	Unobservable	ended
	December	Liabilities	Inputs	Inputs	December 31,
	31,
	2017	(Level 1)	(Level 2)	(Level 3)	2017
Warrants liability	$-	$-	$-	$-	$3,719
Total recurring fair value measurements					$3,719

	Fair Value Measurements Using
		Quoted
		Prices in
		Active			Total Gains
		Markets	Significant		(Losses) for
	As of	for	Other	Significant	the year
	December	Identical	Observable	Unobservable	ended
	31,	Liabilities	Inputs	Inputs	December 31,
	2016	(Level 1)	(Level 2)	(Level 3)	2016
Warrants liability	$3,719	$-	$-	$3,719	$34,175
Total recurring fair value measurements					$34,175

As of December 31, 2017 and 2016, the Company measured the fair value of its derivative liability related to warrants using a binomial or lattice model and Monte-Carlo Simulation for warrants A and warrants B, respectively. The following tables reflect the quantitative information about recurring Level 3 fair value measurements:

	Series A	Series B
	Warrants	Warrants
December 31, 2017:
Annual volatility	56.13%	-
Risk-free rate	1.46%	-
Dividend rate	0.00%	-
Contractual term	0.4 years	-
Closing price of ordinary shares	$1.48	$-
Conversion/exercise price	$7.73	$-
December 31, 2016:
Annual volatility	85.43%	-
Risk-free rate	0.96%	-
Dividend rate	0.00%	-
Contractual term	1.4 years	-
Closing price of ordinary shares	$0.72	$-
Conversion/exercise price	$7.73	$-
December 31, 2015:
Annual volatility	89.55%	150.85%
Risk-free rate	1.27%	0.56%
Dividend rate	0.00%	0.00%
Contractual term	2.4 years	0.2 years
Closing price of ordinary shares	$1.68	$1.68
Conversion/exercise price	$7.73	$7.09
Origination:
Annual volatility	88.00%	92.00%
Risk-free rate	1.00%	0.09%
Dividend rate	0.00%	0.00%
Contractual term	3 years	0.5 years
Closing price of ordinary shares	$3.85	$3.85
Conversion/exercise price	$7.73	$7.09

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

The table below reflects the components effecting the change in fair value for the years ended December 31, 2017, 2016 and 2015, respectively:

	Level 3 Liabilities
	For the Year Ended December 31, 2017
	January 1,		Change in Fair	December 31,
	2017	Settlements	Value	2017
Warrants liability (see Note 16)	$3,719	$-	$(3,719)	$-

	Level 3 Liabilities
	For the Year Ended December 31, 2016
	January 1,		Change in Fair	December 31,
	2016	Settlements	Value	2016
Warrants liability (see Note 16)	$1,156,386	$(1,118,492)	$(34,175)	$3,719

	Level 3 Liabilities
	For the Year Ended December 31, 2015
	January 1,			Change in Fair	December 31,
	2015	Issuances	Settlements	Value	2015
Warrants liability (see Note 16)	$-	$4,982,694	$(9,484,295)	$5,657,987	$1,156,386

Non-recurring fair value measurements:

	Fair Value Measurements Using
		Quoted
		Prices in
		Active			Total
		Markets	Significant		Losses from impairment
	As of	for	Other	Significant	for the year
	December	Identical	Observable	Unobservable	ended
	31,	Liabilities	Inputs	Inputs	December 31,
	2016	(Level 1)	(Level 2)	(Level 3)	2016
Goodwill	$-	$-	$-	$-	$(4,442,367)
Total non-recurring fair value measurements					$(4,442,367)

As of December 31, 2016, goodwill was measured at fair value on a non-recurring basis using level 3 inputs, which resulted in impairment charges being recorded for the year ended December 31, 2016. Refer to Notes 6 for impairment detail.

Quantitative Information about non-recurring Level 3 Fair Value Measurements:

Fair Value
	as of	Valuation	Unobservable
	December 31, 2016	Techniques	Inputs	Range

		Discounted	Profit after tax
Goodwill	$-	cash flow	Annual Growth	(125)%-142%
			Discount rate	22.57%

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

(i) Inventories

Inventories are valued at the lower of cost and net realizable value. Net realizable value is the expected selling price in the ordinary course of business minus any costs of completion, disposal, and transportation to make the sale.

The Company performs an analysis of slow-moving or obsolete inventory periodically and any necessary valuation reserves, which could potentially be significant, are included in the period in which the evaluations are completed. Any inventory impairment results in a new cost basis for accounting purposes.

(j) Property, plant and equipment

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

(k) Intangible assets

Intangible assets represent technology, and software development costs and trademarks capitalized by the Company’s subsidiaries.

Intangible assets are stated at acquisition fair value or cost less accumulated amortization, and amortized using the straight-line method over the following estimated useful lives:

Software development costs	3-5 years
Trademarks	5 years

(l) Goodwill

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

(m) Impairment of Long-Lived Assets

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

(n) Derivative liability - Warrants

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

(o) Revenue Recognition

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

Hardware

Hardware revenues are generated primarily from the sales of elevator IoT box, Cloud-based ad terminals and display technology products, and are recognized only when persuasive evidence of an arrangement exists, delivery has occurred and upon receipt of customers’ acceptance, the price to the customer is fixed or determinable in accordance with the contract, and collectability is reasonably assured. Hardware products include hardware and software essential to the hardware products’ functionalities. The Company accounts for hardware sales in accordance with FASB ASC 605-25. Accordingly, the Company has identified three deliverables regularly included in arrangements involving the sale of hardware products. The first deliverable, which represents the substantial portion of the allocation sales price, is the hardware and software essential to the functionality of the hardware products delivered at the time of sale. The second deliverable is the embedded right to receive on a when-and-if-available basis, future unspecified software upgrades relating to the products essential software. The third deliverable is the non-software services to be provided to the hardware products. The Company allocates revenue among these deliverables using the relative selling price method. Because the Company has neither Vendor-Specific Objective Evidence of fair value (VSOE) nor Third-Party Evidence of Selling Price (TPE) for these deliverables, the allocation of revenue is based on the Company’s Best Estimates of Selling Prices (ESPs). Revenue allocated to the delivered hardware and related essential software is recognized at the time of sales provided other conditions for revenue recognition have been met.

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

In November 2014, the Company began outsourcing production of hardware to its OEM partners. The Company also shifted after-sale support of hardware to its original equipment manufacturer (OEM) partners for hardware products sold to its private-sector customers. The Company’s OEM partners are ultimately responsible for support and product warranty of hardware. Therefore, the Company normally does not accrue for potential product warranty liability. Hardware sales are classified on the “Revenue-products” line on the Company’s consolidated statements of operations.

Software subscription

Starting in the fourth quarter of 2014, the Company began to generate software subscription revenues from the private sector. The basis for the Company’s software subscription revenue recognition is substantially governed by the accounting guidance contained in ASC 985-605, Software-Revenue Recognition.

In the private sector, the Company’s customers pay software subscription fee for the right to access and use the Company’s proprietary Cloud-Application-Terminal platform such as Yunfa advertising distribution system and Taoping ad screen sharing platform, which does not require significant customization and modification to the customers’ specifications. For software subscription arrangements that usually do not require customers’ acceptance, the Company’s customers subscribe to the Company’s Cloud-Application-Terminal platform as a service. The Company generates software-as-a-service (SaaS) revenues selling its Cloud-based Technology platform as a monthly subscription service. The Company’s SaaS revenues are generally recognized ratably over the contract term commencing with the date its service is made available to customers and all other revenue recognition criteria have been satisfied, when: (1) the Company enters into a legally binding agreement with a customer for the subscription of software platform; (2) the Company delivers the products; (3) the sale price is fixed or determinable and free of contingencies or significant uncertainties; and (4) collection is probable. Revenues from software subscription contracts are classified on the “Revenue-Software” line on the Company’s consolidated statements of operations. The Company has indicated that it may from time to time provide future unspecified software upgrades to the Company’s Cloud-Application-Terminal platform free of charge.

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

For software products that do not require significant modification or customization, the Company will provide subsequent software updates and support. Such software sales are recognized and classified on the “Revenue-Software” line on the Company’s consolidated statements of operations. The Company has identified two deliverables regularly included in arrangements involving the sale of software products and the rights to receive, on a when-and-if-available basis, future unspecified software upgrades and support and maintenance. Because software is highly specialized and stable, subsequent upgrade or enhancement is infrequent. The fair value of software support and maintenance is immaterial estimating approximately $50,000 per annum. Therefore the Company does not allocate any portion of revenue to future upgrades or support.

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

For hardware products sold to the Company’s public sector customers, the Company remains responsible for providing after-sale support due to contractual requirements specific to the public sector. However, the original vendors of hardware are ultimately liable for replacement of defective or non-conforming products. Therefore, the Company normally does not accrue for potential product warranty liability.

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

(p) Treasury Stock

The Company repurchases its ordinary shares from time to time in the open market and holds such shares as treasury stock. The Company applies the “cost method” and presents the cost to repurchase such shares as a reduction in equity. During the years ended December 31, 2017, 2016, and 2015, the Company repurchased a total of -0-, -0-, and 685,000 ordinary shares, respectively.

(q) Stock-based compensation

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

The Company applies ASC 505-50, “Equity-Based Payments to Nonemployee”, which requires that share-based payment transactions with nonemployees, such as share options, be measured at the fair value of the consideration received or the fair value of the equity instruments issued, whichever can be more reliably measured. The fair value of the equity instrument is recognized as compensation expense over the requisite service period, with a corresponding addition to equity. Under this method, compensation cost related to nonemployee share options or similar equity instruments is measured at the grant date based on the fair value of the award and is recognized over the period specified in the service agreement or the performance conditions being achieved in the same manner as of the Company had paid cash for the services.

During the years ended December 31, 2017, 2016, and 2015, the Company recognized approximately $583,000, $273,000, and $201,000, respectively, of compensation expense.

(r) Foreign Currency Translation

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

The exchange rates adopted are as follows:

	December 31,	December 31,
	2017	2016
Year-end RMB to US$ exchange rate	6.5084	6.9437
Average yearly RMB to US$ exchange rate	6.7561	6.6403

The average yearly RMB to US$ exchange rate adopted for the year ended December 31, 2015 was 6.2150

No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at the rates used in translation.

(s) Research & Development Expenses

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

(t) Subsidy Income

Subsidy income mainly represents income received from various local governmental agencies in China for developing high technology products in the fields designated by the government as new and highly innovative. We have no continuing obligation under the subsidy provision.

(u) Sales, use, other value-added taxes, and Income Taxes

Revenue is recorded net of applicable sales, use, and value-added taxes.

Income taxes are provided on an asset and liability approach for financial accounting and reporting of income taxes. Deferred income taxes are recognized for all significant temporary differences at enacted rates and classified as non-current in the financial statements. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion, or all of, the deferred tax assets will not be realized. The Company classifies interest and/or penalties related to unrecognized tax benefits, if any, as a component of income tax expense.

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

(v) Discontinued Operations

“ASU 2014-08, Presentation of Financial Statements (Topic 205) and Property, Plant and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity” was effective for the Company during the year ended December 31, 2015. The amendments contained in this update change the criteria for reporting discontinued operations and enhance the reporting requirements for discontinued operations. Under the revised standard, a discontinued operation must represent a strategic shift that has or will have a major effect on an entity’s operations and financial results. Examples could include a disposal of a major line of business, a major geographical area, a major equity method investment, or other major parts of an entity. The revised standard also allows an entity to have certain continuing cash flows or involvement with the component after the disposal. Additionally, the standard requires expanded disclosures about discontinued operations that will provide financial statement users with more information about the assets, liabilities, income, and expenses of discontinued operations. The Company accounted for the sale of Geo and Zhongtian during 2015 as a discontinued operation pursuant to this standard. Refer to Note 14 for additional details.

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

(y) Recent Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update No. 2014-09 (ASU 2014-09),"ASC 606-10-65-1, Revenue from Contracts with Customers (Topic 606)." ASU 2014-09 supersedes the revenue recognition requirements in "Revenue Recognition (Topic 605)", and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period, and is to be applied retrospectively. Early adoption is permitted to the effective date of December 31, 2016 using either of two methods: (1) retrospective application of Topic 606 to each prior reporting period presented with the option to elect certain practical expedients as defined within Topic 606 or (2) retrospective application of Topic 606 with the cumulative effect of initially applying Topic 606 recognized at the date of initial application and providing certain additional disclosures as defined per Topic 606. The Company plan to adopt Topic 606 pursuant to the adoption method (2), and believes that there will not be material impact to the Company’s revenues upon adoption.

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

In May 2016, the FASB issued ASU 2016-11, “ASC 606-10-65-1, Revenue Recognition (Topic 605) and Derivatives and Hedging (Topic 815): Rescission of SEC Guidance Because of Accounting Standards Updates 2014-09 and 2014-16 Pursuant to Staff Announcements at the March 3, 2016 EITF Meeting.” The new guidance rescinds SEC paragraphs pursuant to two SEC Staff Announcements at the March 3, 2016 Emerging Issues Task Force (EITF) meeting. Specifically, registrants should not rely on the following SEC Staff Observer comments upon adoption of Topic 606: (1) Accounting for Shipping and Handling Fees and Costs, which is codified in paragraph 605-45-S99-1; (2) Accounting for Consideration Given by a Vendor to a Customer (including Reseller of the Vendor’s Products), which is codified in paragraph 605-50-S99-1. The guidance is effective for reporting periods beginning after December 15, 2017. Adoption of ASU 2016-11 is not expected to have material impact to the Company’s consolidated financial statements.

In May 2016, the FASB issued ASU 2016-12, “ASC 606-10-65-1, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients.” The guidance, among other things: (1) clarifies the objective of the collectability criterion for applying paragraph 606-10-25-7; (2) permits an entity to exclude amounts collected from customers for all sales (and other similar) taxes from the transaction price; (3) specifies that the measurement date for noncash consideration is contract inception; (4) provides a practical expedient that permits an entity to reflect the aggregate effect of all modifications that occur before the beginning of the earliest period presented when identifying the satisfied and unsatisfied performance obligations, determining the transaction price, and allocating the transaction price to the satisfied and unsatisfied performance obligations; (5) clarifies that a completed contract for purposes of transition is a contract for which all (or substantially all) of the revenue was recognized under legacy GAAP before the date of initial application, and (6) clarifies that an entity that retrospectively applies the guidance in Topic 606 to each prior reporting period is not required to disclose the effect of the accounting change for the period of adoption. ASU 2016-12 is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period, and is to be applied retrospectively. Early adoption is permitted to the effective date of adoption of ASU 2014-09. The Company believes that there will not be material impact to the Company’s revenues upon adoption.

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

In October 2016, the FASB issued ASU 2016-16, “ASC 740-10-65-5, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory.” The new guidance requires an entity to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory, when the transfer occurs. The new guidance eliminates the exception for an intra-entity transfer of an asset other than inventory. Although the new guidance does not require new disclosure, the existing disclosure requirements might be applicable, when accounting for the current and deferred income taxes for an intra-entity transfer of an asset other than inventory. The guidance is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Early adoption is permitted. The new guidance should be applied on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption. Adoption of ASU 2016-15 is not expected to have material impact to the Company’s consolidated financial statements..

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

In December 2016, the FASB issued ASU 2016-20, “ASC 606-10-65-1, Technical Corrections and Improvements to Topic 606, Revenue from Contract with Customers.” The amendments in ASU 2016-20 affect narrow aspects of the guidance issued in ASU 2014-09 applicable to the Company include: (1) Contract Costs, (2) Provisions for Losses on Construction-Type and Production-Type Contracts, (3) Disclosure of Remaining Performance Obligations, (4) Disclosure of Prior Period Performance Obligations, (5) Contract Modifications, (6) Contract Asset vs. Receivable, (7) Refund Liability. The effective date of these amendments are at the same date that Topic 606 is effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods therein. The Company plans to adopt ASU 2014-09 and ASU 2016-20 in the fiscal year of 2018, and believes that there will not be material impact to the Company’s revenues upon adoption.

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

In February 2017, the FASB issued 2017-05, “ASC 606-10-65-1, 'Other Income – Gains and Losses from the De-recognition of Nonfinancial Assets (Subtopic 610-20): Clarifying the Scope of Asset De-recognition Guidance and Accounting for Partial Sales of Nonfinancial Assets.” "The amendments clarify that a financial asset is within the scope of Subtopic 610-20, if it meets the definition of an in substance nonfinancial asset. The amendments also define the term in substance nonfinancial asset. The amendments clarify that nonfinancial assets within the scope of Subtopic 610-20 may include nonfinancial assets transferred within a legal entity to a counterparty. For example, a parent may transfer control of nonfinancial assets by transferring ownership interests in a consolidated subsidiary. A contract that includes the transfer of ownership interests in one or more consolidated subsidiaries is within the scope of Subtopic 610-20 if substantially all of the fair value of the assets that are promised to the counterparty in a contract is concentrated in nonfinancial assets. The amendments also clarify that an entity should identify each distinct nonfinancial asset or in substance nonfinancial asset promised to a counterparty and derecognize each asset when a counterparty obtains control of it. The effective date of these amendments are at the same date that Topic 606 is effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods therein. The Company plans to adopt ASU 2014-09 and ASU 2017-05 in the fiscal year of 2018, and believes that there will not be material impact to the Company’s revenues upon adoption.

In May 2017, the FASB issued ASU 2017-09, “ASC 718-20-65-1, Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting.” The amendments provide guidance on determining which changes to the terms and conditions of share-based payment awards require an entity to apply modification accounting under Topic 718. Effective for all entities for annual periods, including interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted, including adoption in any interim period. Adoption of ASU 2017-09 is not expected to have material impact to the Company’s consolidated financial statements.

In July 2017, the FASB issued ASU 2017-11,”Earnings Per Share (Topic 260); Distinguishing Liabilities from Equity (Topic 480); Derivatives and Hedging (Topic 815): (Part I) Accounting for Certain Financial Instruments with Down Round Features, (Part II) Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Non-controlling Interests with a Scope Exception.” "These amendments simplify the accounting for certain financial instruments with down round features. The amendments require companies to disregard the down round feature when assessing whether the instrument is indexed to its own stock, for purposes of determining liability or equity classification. Companies that provide earnings per share (EPS) data will adjust their basic EPS calculation for the effect of the feature when triggered (i.e., when the exercise price of the related equity-linked financial instrument is adjusted downward because of the down round feature) and will also recognize the effect of the trigger within equity. The amendments also address navigational concerns within the FASB Accounting Standards Codification® related to an indefinite deferral available to private companies with mandatorily redeemable financial instruments and certain non-controlling interests, one that created significant “pending content” in the Codification. The FASB decided to reclassify the indefinite deferral as a scope exception, which does not have an accounting effect. The amendments are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Adoption of ASU 2017-11 will not have material effect to the Company’s consolidated financial statements.

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

For the years ended December 31, 2017, 2016 and 2015, net income of $ 80,704, net loss of $ 353,876, and net income of $ 308,473 respectively, have been attributed to non-controlling interest in the consolidated statements of operations of the Company.

Government licenses, permits and certificates represent substantially all of the unrecognized revenue-producing assets held by the VIEs. Recognized revenue-producing assets held by the VIEs consist of property, plant and equipment, and intangible assets.

The VIE’s assets and liabilities were as follows for the years ended December 31, 2017 and 2016:

	December 31,	December 31,
	2017	2016
Current assets from discontinued operations	$-	$-
Total current assets	12,989,673	7,391,365
Property, plant and equipment	2,283,672	2,655,188
Intangible assets	776,405	1,556,306
Non-current assets from discontinued operations	-	-
Total assets	22,248,087	17,742,097
Intercompany payable to the WFOE	13,851,481	14,204,071
Total current liabilities	28,571,686	24,864,098
Total liabilities	28,571,686	24,864,098
Total equity	$(6,323,599)	$(7,122,001)

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

After various re-organizations by the Company, HPC was no longer affiliating, serving, or controlling any of the Company’s subsidiaries, and dissolved on December 22, 2017. The dissolution of HPC did not result in any gain or loss the year ended December 31, 2017.

5. EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share is computed by dividing earnings (loss) available to common shareholders by the weighted-average number of ordinary shares outstanding during the period. Diluted earnings (loss) per share reflects the potential dilution that could occur, if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares, or resulted in the issuance of ordinary shares that shared in the earnings of the entity.

Components of basic and diluted earnings (loss) per share were as follows for the years ended December 31, 2017, 2016, and 2015:

	2017	2016	2015
Net income (loss) attributable to the Company	$858,605	$(18,170,601)	$(7,504,262)
Weighted average outstanding ordinary shares-Basic	40,231,159	40,175,439	34,483,100
Weighted average outstanding ordinary shares- Diluted	40,333,646	40,175,439	34,483,100
Earnings (loss) per share:
Basic	$0.02	$(0.45)	$(0.22)
Diluted	$0.02	$(0.45)	$(0.22)

CONTINUING OPERATIONS	2017	2016	2015
Net income (loss) attributable to the Company	$858,605	$(18,170,601)	$(9,003,233)
Weighted average outstanding ordinary shares-Basic	40,231,159	40,175,439	34,483,100
Weighted average outstanding ordinary shares-Diluted	40,333,646	40,175,439	34,483,100

Earnings (loss) per share:
Basic	$0.02	$(0.45)	$(0.26)
Diluted	$0.02	$(0.45)	$(0.26)

DISCONTINUED OPERATIONS	2017	2016	2015
Net income attributable to the Company	$-	$-	$1,498,971
Weighted average outstanding ordinary shares-Basic	-	-	34,483,100
Weighted average outstanding ordinary shares-Diluted	-	-	35,382,895

Earnings (loss) per share:
Basic	$-	$-	$0.40
Diluted	$-	$-	$0.40

Warrants for the purchase of 525,621 and 1,425,416 shares were not included in the calculations for the years ended December 31, 2016 and 2015 as their effect would have been anti-dilutive. For the year ended December 31, 102,487 shares were included in the diluted earnings per share calculation. The incremental shares were added due to the average market price of the Company’s stock in the period exceeded the exercise prices of the stock options granted to the Company’s employees and various consultants. The incremental shares were computed under the treasury stock method. In January 2018, an aggregate of 529,004 ordinary shares were issued as a result of exercise of stock options granted to employees and consultants.

As the Company reported income from discontinued operations in 2015, 899,795 shares underlying 98,741 series B warrants (Note 16) were included in diluted calculation.

6. GOODWILL

Goodwill by segments for the years ended December 31, 2017 and 2016 are as follows:

	January 1,		Exchange rate		December 31,
	2016	Transfer	adjustment	Impairment	2016
CBT Segment	$4,753,454	$-	$(311,087)	$(4,442,367)	$-
TIT Segment	-	-	-	-	-
Total	$4,753,454	$-	$(311,087)	$(4,442,367)	$-

	January 1,		Exchange rate		December 31,
	2017	Transfer	adjustment	Impairment	2017
CBT Segment	$-	$-	$-	$-	$-
TIT Segment	-	-	-	-	-
Total	$-	$-	$-	$-	$-

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

7. RELATED PARTY TRANSACTIONS

(a) Rental expenses - related party

iASPEC and Bocom leased office spaces in a building personally owned by Mr. Lin, Chairman and CEO of the Company. The lease discontinued on December 18, 2015. Consequently, the Company paid Mr. Lin approximately $-0-, $-0-, and $170,000 of rental expenses during the years ended December 31, 2017, 2016, and 2015, respectively.

Zhongtian leased office space in a building personally owned by Mr. Lin. The lease discontinued on November 9, 2015. Consequently, the Company paid Mr. Lin $-0-, $ -0-, and $ 160,166 of rental expenses during the years ended December 31, 2017, 2016, and 2015, respectively. These amounts were included within discontinued operations.

(b) Receivable from sale of stock

The amounts represented the loan balances of $-0- and $144,015 (RMB 1,000,000) to Mr. Sun Jun Ping as of December 31, 2017 and 2016, respectively and was included in other current assets on the Company’s consolidated balance sheets (Note 15(a)). The receivable was related to the sale of the Company’s ordinary shares on November 15, 2013 under 2013 Equity Incentive Plan and included in other current assets, and was fully collected on April 28, 2017.

(c) Revenue – related party

From May 2017, the Company entered into a series of contracts with Shenzhen Taoping New Media Co., Ltd. (Shenzhen Taopin) and its affiliates for the sale of the Company’s Cloud-Application-Terminal based digital ads display terminals, software and technical services. Shenzhen Taoping is a company controlled by Mr. Lin. For the year ended December 31, 2017, revenues from related party for sales of products were approximately $9.1 million.

(d) Rental income – related party

On July 1, 2017, the Company entered into a lease agreement with Shenzhen Taoping New Media Co., Ltd. for leasing the Company’s office space located at 18th Floor, Education and Technology Building, Zhuzilin, Futian District, Shenzhen City for a period of 12 months. Shenzhen Taoping is a company controlled by Mr. Lin. For the year ended December 31, 2017, the Company’s rental income from related party was approximately $31,000.

8. INVENTORIES

As of December 31, 2017 and 2016, inventories consist of:

	December 31,	December 31,
	2017	2016
Raw materials	$74,736	$193,713
Work in Process	13,497	11,947
Finished goods	472,594	874,899
Cost of projects	297,951	651,266
	$858,778	$1,731,825
Allowance for slow-moving or obsolete inventories	(227,168)	(254,042)
Inventories, net	$631,610	$1,477,783

For the years ended December 31, 2017, 2016, and 2015, impairments for obsolete inventories were approximately $177,000, $325,000, and $275,000, respectively. Impairment charges on inventories are included with general and administrative expenses.

9. PROPERTY, PLANT AND EQUIPMENT

As of December 31, 2017 and 2016, property, plant and equipment consist of:

	December 31,
	2017	2016
Office buildings	$5,177,737	$4,853,117
Electronic equipment, furniture and fixtures	11,422,706	10,440,392
Motor vehicles	333,769	390,238
Purchased software	10,998,174	6,104,043
	27,932,386	21,787,790
Less: accumulated depreciation	(16,101,688)	(13,112,940)
Property, plant and equipment, net	$11,830,698	$8,674,850

Depreciation expenses for the years ended December 31, 2017, 2016, and 2015 were approximately $2.0 million, $1.7 million, and $1.7 million, respectively.

Management regularly evaluates property, plant and equipment for impairment, if an event occurs or circumstances change that would potentially indicate that the carrying amount of the property, plant and equipment exceeded its fair value. Management utilizes the discounted cash flow method to estimate the fair value of the property, plant and equipment.

Based on the test of recoverability and the estimated fair value, management determined that approximately $-0-, $-0-, and $4.6 million of property, plant and equipment were impaired for the years ended December 31, 2017, 2016, and 2015, respectively.

10. ASSETS HELD FOR SALE

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

As of December 31, 2014, the Company had received a $13.0 million deposit under the agreement, which was classified on the balance sheet as a deposit for assets held for sale as of December 31, 2014. In September 2015, the Company completed the sale and title transferred to the buyer upon payment in full of all amounts due under the contract. The Company recorded a pre-tax gain on the sale of approximately $30.0 million for the year ended December 31, 2015.

11. INTANGIBLE ASSETS

As of December 31, 2017 and 2016, intangible assets consist of:

	Software and software
	development costs	Trademarks	Total
Amortized intangible assets:
Gross carrying amounts
Balance as of January 1, 2016	$4,328,566	$946,421	$5,274,987
Foreign currency translation	(283,281)	(61,938)	(345,219)
Balance as of December 31, 2016	4,045,285	884,483	4,929,768
Foreign currency translation	270,585	59,162	329,747
Balance as of December 31, 2017	4,315,870	943,645	5,259,515
Accumulated amortization
Balance as of January 1, 2016	1,870,409	874,475	2,744,884
Amortization expense	789,736	18,480	808,216
Foreign currency translation	(122,409)	(57,229)	(179,638)
Balance as of December 31, 2016	2,537,736	835,726	3,373,462
Amortization expense	801,475	18,993	820,468
Foreign currency translation	200,255	56,623	256,878
Balance as of December 31, 2017	3,539,466	911,342	4,450,808
Total amortized intangible assets	$776,404	$32,303	$808,707

Amortization expense for the years ended December 31, 2017, 2016, and 2015 was approximately $0.8 million, $0.8 million, and $0.8 million, respectively.

Based on the impairment test performed, management determined no impairment for the years ended December 31, 2017, 2016 and 2015.

Estimated amortization for the next four years is as follows:

2018	$745,633
2019	61,472
2020	1,602
Total	$808,707

12. BANK LOANS

(a) Short-term bank loans

	December 31,	December 31,
	2017	2016
Secured short-term loans	$7,817,610	$7,799,852
Total short-term bank loans	$7,817,610	$7,799,852

(1) Detailed information of secured short-term loan balances as of December 31, 2017 and 2016 were as follows:

	December 31,	December 31,
	2017	2016
Collateralized by land and office buildings and guaranteed by IST and guaranteed by Mr. Lin and Secured by iASPEC’s trade receivables	-	3,600,375
Secured by IST’s trade receivables and guaranteed by iASPEC, ISIOT, IST and Mr. Lin	-	2,759,327
Guaranteed by High-tech Investment Company(i) and Mr. Lin	1,536,480	1,440,150
Guaranteed by IST and guaranteed by Mr. Lin and guaranteed by Biznest and collateralized by IST	4,609,440	-
Guaranteed by IST and guaranteed by iASPEC and Collateralized by ISIOT and Secured by ISTIL	1,671,690	-
Total	$7,817,610	$7,799,852

(i) High-tech Investment Company is an unrelated third party.

As of December 31, 2017, the Company had short-term bank loans of $7.8 million, which mature on various dates from March 16, 2018 to December 13, 2018. The short-term bank loans can be extended for another year by the banks without additional charges to the Company upon maturity. The bank borrowings are in the form of credit facilities. Amounts available to the Company from the banks are based on the amount of collateral pledged or the amount guaranteed by the Company’s subsidiaries. These borrowings bear interest rates ranging from 5.66% to 6.74% per annum. The weighted average interest rates on short term debt were approximately 6.38%, 6.01%, and 6.74% for the years ended December 31, 2017, 2016, and 2015, respectively. The interest expenses were approximately $0.5 million, $0.5 million, and $3.1 million, respectively, for the same periods.

13. INCOME TAXES

Pre-tax income (loss) from continuing operations for the years ended December 31, 2017, 2016, and 2015 were taxable in the following jurisdictions:

	2017	2016	2015
PRC	$1,081,102	$(1,442,284)	$3,397,483
Others	(1,212,136)	(17,024,349)	(7,787,215)
Total income (loss) before income taxes	$(131,034)	$(18,466,633)	$(4,389,732)

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

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the “Act”). The Act makes broad and complex changes to the U.S. tax code, including, but not limited to, (1) reducing the U.S. federal corporate tax rate from 35 percent to 21 percent; (2) requiring companies to pay a one-time transition tax on certain unrepatriated earnings of foreign subsidiaries; (3) generally eliminating U.S. federal income taxes on dividends from foreign subsidiaries; (4) requiring a tax on Global Intangible Low-Taxed Income (“GILTI”) which is a current inclusion in U.S. federal taxable income of certain earnings of controlled foreign corporations; (5) eliminating the corporate alternative minimum tax ("AMT") and changing how existing AMT credits can be realized; (6) creating the base erosion anti-abuse tax ("BEAT"), a new minimum tax; (7) creating a new limitation on deductible interest expense; and (8) changing rules related to uses and limitations of net operating loss carryforwards created in tax years beginning after December 31, 2017.

The SEC staff issued Staff Accounting Bulletin 118, which provides guidance on accounting for the tax effects of the Act for which the accounting under ASC 740, Income Taxes (“ASC 740”) is incomplete. To the extent that a company's accounting for certain income tax effects of the Act is incomplete but it is able to determine a reasonable estimate, it must record a provisional estimate in the financial statements. If a company cannot determine a provisional estimate to be included in the financial statements, it should continue to apply ASC 740 on the basis of the provisions of the tax laws that were in effect immediately before enactment of the Act.

As of December 31, 2017, the Company has not completed its accounting for the tax effects of the enactment of the Act. The Company operates primarily in PRC. To complete the accounting associated with the Act, the Company will continue to review the technical tax interpretations associated with the underlying law, monitor state legislative changes, and review U.S. federal and state guidance as it is issued. Further the Company will continue to accumulate and refine the relevant data and computational elements needed to finalize its accounting within the measurement period.

BVI

Under the current laws of the BVI, dividends and capital gains arising from the Company’s investments in the BVI and ordinary income, if any, are not subject to income taxes.

Hong Kong

Under the current laws of Hong Kong, ISSI, IST HK and HPC are subject to a profit tax rate of 16.5% .

PRC

Income tax (benefit) expense from continuing operations consists of the following:

	2017	2016	2015
Current taxes	$(1,070,343)	$(307,557)	$543,944
Deferred taxes	-	365,401	3,761,084
Income tax expense (benefit)	$(1,070,343)	$57,844	$4,305,028

Current income tax benefit was recorded in 2016 and 2017 and was related to differences between the book and corporate income tax returns. Income tax expense recorded in 2015 primarily related to utilization of deferred tax assets relating to net operating loss carry forwards offset with taxable income recorded relating to the sale of assets held for sale discussed in Note 10.

	2017	2016	2015
PRC statutory tax rate	25%	25%	25%
Computed expected income tax (benefit) expense	$(32,759)	$(4,616,658)	$(1,097,433)
Tax rate differential benefit from tax holiday	287,080	652,038	(1,771,273
Permanent differences	(5,566,907)	2,648,828	6,039,892
Tax effect of deductible temporary differences not recognized	143,948	264,418	601,779
Non-deductible tax loss	4,098,295	1,109,218	532,063
Income tax (benefit) expense	$(1,070,343)	$57,844	$4,305,028

The significant components of deferred tax assets and deferred tax liabilities were as follows as of December 31, 2017 and December 31, 2016:

	December 31, 2017		December 31, 2016
	Deferred	Deferred	Deferred	Deferred
	Tax	Tax	Tax	Tax
	Assets	Liabilities	Assets	Liabilities
Allowance for doubtful accounts	$1,188,831	$-	$1,007,812	$-
Loss carry-forwards	1,314,061	-	1,397,179	-
Fixed assets	20,937	(243,728)	35,341	(226,784)
Inventory valuation	408,905	-	302,134	-
Salary payable	12,113	-	28,569	-
Intangible assets	212,283	134,801	190,077	126,349
Gross deferred tax assets and liabilities	3,157,130	(108,927)	2,961,112	(100,435)

Valuation allowance	(3,048,203)	-	(2,860,677)	-
Total deferred tax assets and liabilities	$108,927	$(108,927)	$100,435	$(100,435)

The Company has net operating loss carry forwards totaling RMB 43.0 million ($6.4 million) as of December 31, 2017, substantially all of which were from PRC subsidiaries and will expire on various dates through December 31, 2022. Valuation allowance for deferred tax asset was fully provided.

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

Based on all known facts, circumstances, and current tax law, the Company has recorded $-0- and $-0- of unrecognized tax benefits as of December 31, 2017 and 2016, respectively. The Company believes that there are no tax positions for which it is reasonably possible, based on current Chinese tax laws and policies, that the unrecognized tax benefits will significantly increase or decrease over the next 12 months, individually or in the aggregate, and have a material effect on the Company’s results of operations, financial condition or cash flows.

The Company’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. Any accrued interest or penalties associated with any unrecognized tax benefits were not significant for the years ended December 31, 2017, 2016, and 2015.

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

14. DISCONTINUED OPERATIONS

In 2015, the Company disposed of two of iASPEC’s subsidiaries (Zhongtian and Geo) by sale of equity ownership to third parties. As a result, the operations of Zhongtian and Geo were reflected within “discontinued operations” in the Company’s consolidated statements of operations for all periods presented.

The significant items included within discontinued operations are as follows:

Year Ended
December 31,
2015
Revenue	$24,904,321
Cost of revenue	15,040,537
Total operating expenses	9,856,344
Operating income (loss) from discontinued operations	7,440
Net gain on sale of Geo and Zhongtian	3,699,088
Other (loss) income	(2,038,675)
Income (loss) from discontinued operations before income taxes	1,667,853
Provision for income taxes	(168,882)
Income (loss) from discontinued operations, net of income taxes	$1,498,971

Due from sales of Zhongtian and Geo for $13.3 million was recorded in other receivables at December 31, 2015, and was received in 2016.

15. OTHER CURRENT AND NON-CURRENT ASSETS

(a) As of December 31, 2017 and 2016, other current assets consist of:

	December 31,	December 31,
	2017	2016
Advances to unrelated-parties (ii)	$2,244,348	$3,572,368
Receivable from sale of the deposit of the land use right(i)	3,323,843	3,117,907
Advances to employees	53,025	105,081
Subsidy income receivable(VAT)	147,632	-
Receivable from sale of stock (Note 7(b) )	-	144,015
Installation contract deposits (iii)	8,776	16,477
Other current assets	77,168	203,955
	$5,854,792	$7,159,803

(i)

The Company planned to purchase land use rights in Dongguan City for expansion of operations in manufacturing and office building in 2010. Under the terms of the purchase agreement with Dongguan Fenggang Municipal Government (the “Local Government”), IST paid approximately $14.0 million (RMB 90.8 million) in total with the Local Government as security deposit for purchase of land use rights, which was refundable, if the Company was to terminate the agreement. In September 2016, the Company terminated the purchase agreement because of the shift of the Company’s business strategy and transformation of the Company’s business. The Company sold deposit receivable of approximately $13.0 million (RMB 90.2 million) without recourse to an unrelated party, Dongguan Dongyi Industrial Co., Ltd. (“Dongyi”), in a consideration of approximately $10.4 million (RMB 72.2 million) with an installment payment plan until December 31, 2019. For the year ended December 31, 2016, the Company received approximately $1.0 million from Dongyi. For the year ended December 31, 2017, the Company received approximately an aggregate of $3.3 million from Dongyi.

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

(b) As of December 31, 2017 and 2016, other non-currents assets consist of:

	December 31,	December 31
	2017	2016
Receivable from sale of the deposit of the land use right(i)	$3,326,319	$6,235,550
Advances to unrelated third-parties (ii)	-	2,031,466
	$3,326,319	$8,267,016

16. WARRANTS LIABILITY

In May 2015, the Company closed an equity offering and issued 2,102,484 ordinary shares to certain institutional investors at a price of $6.44 per share. At the same time, the Company also issued Series A and Series B warrants to purchase an aggregate of 1,576,863 ordinary shares to the same investors under the equity offering.

The following table outlines the number of warrants outstanding and exercisable as of December 31, 2017 and 2016, respectively:

	December 31, 2017	December 31, 2016
	Number of	Number of
Warrants	Warrants	Warrants	Exercise	Expiration
Outstanding	Outstanding	Outstanding	Price	Date
Series A	525,621	525,621	$7.73	05/27/2018
Series B	-	-	$7.09	03/15/2016
Total	525,621	525,621

Series A warrants

Series A warrants were issued to purchase an aggregate of 525,621 ordinary shares at an exercise price of $7.73 per share. The Series A warrants have a term of three years and are exercisable by the holders at any time after the date of issuance before the expiration date. A holder of the Series A warrants has the right to exercise warrants on a cashless basis, if a registration statement or prospectus is not available for the issuance of the ordinary shares upon exercise of the warrants. None of the Series A warrants has been exercised as of December 31, 2017. The Series A warrants are classified as liabilities with the amount of its fair value $0 and $3,719 at December 31, 2017 and 2016, respectively.

Series B warrants

Series B warrants were issued to purchase an aggregate of 1,051,242 ordinary shares at an exercise price of $7.09 per share. The Series B warrants are exercisable by the holders at any time after the date of issuance, and expired six months after the date on which they are first exercisable. A holder of the Series B warrants also has the right to exercise its warrants on a cashless basis, if a registration statement or prospectus is not available for the issuance of the ordinary shares upon exercise of the warrants. In addition, commencing on the 40th day after the issuance date of the Series B warrants, holders may exercise the Series B warrants in whole or in part and, in lieu of making cash payment, upon such exercise and in lieu of making a cashless exercise, elect to receive upon such exercise the net number of ordinary shares determined according the formula specified in the Series B warrant agreement. If the applicable market price of the ordinary shares is less than $4.00 per share (as adjusted for share splits, share distributions, recapitalizations or similar events), and the Company has previously delivered a Net Cash Settlement Notice (as defined in the Series B warrant agreement) to the holders that has not been withdrawn, the Company will pay the holders a certain amount of cash in addition to such number of ordinary shares according to a formula specified in the Series B warrant agreement. Subsequent to the issuance of the Series B warrants, the Company extended the expiration date of the Series B warrants through March 15, 2016. A total of 952,501 Series B warrants were exercised in exchange for 5,613,130 ordinary shares in 2015 and 98,741 Series B warrants were exercised in exchange for 899,795 ordinary shares subsequent to December 31, 2015.No Series B warrant remains outstanding as of December 31, 2017 and 2016.

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

	Series A	Series B
	Warrants	Warrants	Total
Balance at January 1, 2015	$-	$-	$-
Fair value at warrants liability at issuance date	1,075,500	3,907,194	4,982,694
Exercise of warrants and resulting reclassification to equity at fair value	-	(8,941,489)	(8,941,489)
Cash paid to warrant holders	-	(542,806)	(542,806)
Adjustment resulting from the change in the fair value for the reporting period	(918,969)	6,576,956	5,657,987
Balance at December 31, 2015	$156,531	$999,855	$1,156,386
Exercise of warrants and resulting reclassification to equity at fair value	-	(1,118,492)	(1,118,492)
Adjustment resulting from the change in the fair value for the reporting period	(152,812)	118,637	(34,175)

Balance at December 31, 2016	$3,719	$-	$3,719
Adjustment resulting from the change in the fair value for the reporting period	(3,719)	-	(3,719)

Balance at December 31, 2017	$-	$-	$-

17. OTHER PAYABLES AND ACCRUED EXPENSES

As of December 31, 2017 and 2016, other payables and accrued expenses consist of:

	December 31,	December 31,
	2017	2016
Advances from unrelated third-parties (i)	$194,552	$1,045,140
Other taxes payable (ii)	2,772,560	924,861
Unrecognized tax benefits (iii)	433,000	433,000
Accrued professional fees	158,747	140,697
Amount due to employees (iv)	198,370	206,491
Other current liabilities	281,188	294,590
	$4,038,417	$3,044,779

(i)	The advances from unrelated parties are non-interest bearing and due on demand.

(ii)

The other taxes payable were the amounts due to the value added tax, business tax, city maintenance and construction tax, and individual income tax. The increase in other taxes payable was mainly attributed to reassessment of prior years’ business tax, value added tax, land use tax, and other auxiliary taxes.

(iii)	The Unrecognized tax benefits refer to the land value added tax due to the sale of property, equipment, and land use rights in September 2015.

(iv)	The amounts due to employees were pertaining to employees’ out-of-pocket expenses for travel and meal allowance, etc.

18. RESERVE AND DISTRIBUTION OF PROFIT

In accordance with relevant PRC regulations and the Articles of Association of our PRC subsidiaries, our PRC subsidiaries are required to allocate at least 10% of their annual after-tax profits determined in accordance with PRC statutory financial statements to a statutory general reserve fund until the amounts in said fund reaches 50% of their registered capital. As of December 31, 2017, the balance of general reserve is $13.8 million.

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

19. EQUITY

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

In 2016 and 2015, the Company issued a total of 899,795 and 5,613,130 ordinary shares, respectively, resulting from the Series B warrants exercise. Refer to Note 16 above.

In January 2018, an aggregate of 529,004 ordinary shares were issued as a result of exercise of stock options granted to employees and consultants. Refer to Note 19 (d) and (e) below.

(b) Repurchase of common shares

On October 4, 2013, the Company announced a $9.0 million share repurchase program. Repurchases may be made in open-market transactions or through privately negotiated transactions. The timing and extent of any repurchase will depend upon market conditions, the trading price of the Company’s ordinary shares, and other factors, and are subject to the restrictions relating to volume, price and timing under the applicable laws, including but not limited to, Rule 10b-18 promulgated under the Securities Exchange Act of 1934, as amended. The Company’s Board of Directors will review the share repurchase program periodically, and may authorize adjustment of its terms and size accordingly. During the years ended December 31, 2017, 2016, and 2015, a total of 0, 0, and 685,000 ordinary shares were repurchased in accordance with the program at a cost of $-0-, $-0-, and $2,827,500, respectively. On June 7, the aggregate of 1,402,448 ordinary shares held in the Company’s treasury stock was canceled. As a result, the excess of the cost of those shares over the par value was allocated to additional paid-in capital and retained earnings in the amount of approximately $7.0 million and $104,000, respectively.

(c) Stock-based compensation

The following table provides the details of the approximate total share based payments expense during the years ended December 31, 2017, 2016, and 2015:

	December 31,		December 31,		December 31,
	2017		2016		2015
Employees and directors share-based payments	$487,000	(d)	$273,000	(d)	$102,000	(c)
Stock options issued for services	$96,000	(e)	$-		$-
Stock issued for services	$-		$-		$99,000	(c)
	$583,000		$273,000		$201,000

On September 11, 2013, the Board of Directors of the Company adopted the 2013 Equity Incentive Plan, or the 2013 Plan, pursuant to which, the Company may offer up to five million ordinary shares as equity incentives to its directors, employees and consultants. Such number of shares is subject to adjustment in the event of certain reorganizations, mergers, business combinations, recapitalizations, stock splits, stock dividends, or other change in the corporate structure of the Company affecting the shares issuable under the 2013 Plan. As of December 31, 2015, the Company had issued an aggregate of 4,467,135 shares of restricted stock, to our officers and employees under the 2013 Plan. There was no additional issuance of restricted shares during the years ended December 31, 2016 and 2017.

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

For the purpose of acquiring the ordinary shares from the Company, certain employees had entered into loan contracts with local banks. The Company had agreed to guarantee the employees’ repayment of these bank loans in the event of default. Of the 3,000,000 shares issued to employees, a total of 725,000 shares were purchased from the Company using the proceeds from these guaranteed bank loans. In December 2014, the Company loaned a total of approximately $1.5 million to these employees in order to for them to repay their respective bank loans. Since the Company has guaranteed these loans, the Company classified $2.2 million, of the total proceeds received as “temporary equity” in the accompanying balance sheet. In May 2015, the liability of these employees to the Company was repaid through either selling a certain numbers of their shares back to the Company or through repayment of cash to the Company. As a result, $1.1 million and $0.8 million were reclassified to “permanent equity” in 2015 and 2014, respectively. In 2016, additional $360,000 of temporary equity was reclassified to permanent equity as a result of a promise to repay the outstanding balance of the loan for purchasing ordinary shares executed by Mr. Sun Jun Ping, who was then the Chief Investment Officer of the Company.

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

(d) Stock options to employees and directors

On May 9, 2016, the Board of Directors of the Company adopted the 2016 Equity Incentive Plan, or the 2016 Plan. Pursuant to the 2016 Plan, the Company may offer up to five million ordinary shares as equity incentives to its directors, employees and consultants. Such number of shares is subject to adjustment in the event of certain reorganizations, mergers, business combinations, recapitalizations, stock splits, stock dividends, or other change in the corporate structure of the Company affecting the issuable shares under the 2016 Plan. The Company accounts for its stock option awards to employees and directors pursuant to the provisions of ASC 718, Compensation – Stock Compensation. The fair value of each option award is estimated on the date of grant using the Black-Scholes Merton valuation model. The Company recognizes the fair value of each option as compensation expense ratably using the straight-line attribution method over the service period, which is generally the vesting period. On May 27, 2016, the Company granted options to purchase an aggregate of 2,712,000 ordinary shares under the 2016 Plan. The fair value of these options was approximately $1.6 million at the date of the grant, of which approximately $273,000 was recorded as compensation and included in administrative expenses in the consolidated statements of operations for the services provided for the year ended December 31, 2016, and $376,000 was amortized and recorded as compensation expenses in 2017 period. On May 17, 2017, the Company granted options to employees and directors to purchase an aggregate of 960,000 ordinary shares under the 2016 Plan. The fair value of these options was approximately $0.5 million at the date of the grant, of which approximately $111,000 was recorded as compensation and included in administrative expenses in the consolidated statements of operations for the services provided in 2017.

The following table summarizes the inputs and assumptions used to estimate the fair values of the share options granted for the years ended as follows:

	December 31,	December 31
	2017	2016
Exercise price	$0.99	$1.21
Expected term	3 years	4 years
Expected volatility	80.40%	90.40%
Expected dividend yield	0%	0%
Risk free interest rate	1.59%	1.23%
Fair Value	$0.59	$0.78

Stock option activity for the years ended December 31, 2017 and 2016 is summarized as follows:

			Weighted Average
			Remaining	Aggregated
	Options	Weighted Average	Contractual Life	Intrinsic
	Outstanding	Exercise Price	(Years)	Value
Outstanding at January 1, 2016	-	$-	-
Granted	2,712,000	$1.21
Exercised	-
Canceled	(426,000)	$1.21
Outstanding at December 31, 2016	2,286,000	$1.21	4.40	$0
Granted	960,000	$0.99
Exercised	-
Canceled	(328,000)	$1.21
Outstanding at December 31, 2017	2,918,000	$1.14	3.40	$996,860
Vested and expected to be vested as of December 31, 2017	2,740,000	$1.14	3.40	$940,656
Options exercisable as of December 31, 2017 (vested)	805,200	$1.21	3.40	$217,404

The weighted average grant-date fair value of options granted during the years ended December 31, 2016 and 2017, was $0.78 and $0.59, respectively. There was no option exercised during the years ended December 31, 2016 and 2017.

The following table summarizes the status of options which contain vesting provisions:

		Weighted
		Average
		Grant Date
	Options	Fair Value
Non-vested at January 1, 2017	2,286,000	$0.78
Granted	960,000	$0.59
Vested	(805,200)	$0.78
Canceled	(328,000)	$0.77
Non-vested at December 31, 2017	2,112,800	$0.70

As of December 31, 2017, approximately $1.2 million of total unrecognized compensation expense related to non-vested share options is expected to be recognized over a weighted average remaining vesting period of approximately 1.35 years. The total fair value of options vested during the years ended December 31, 2017, and 2016 was approximately $0.6 million and $0, respectively. To the extent the actual forfeiture rate is different from what the Company has anticipated, stock-based compensation related to these awards will be different from its expectations.

(e) Stock options to non-employees

Pursuant to the Company’s 2016 Equity Incentive Plan, in 2017 the Company issued 250,000 stock options to consultants and 250,000 options vested during the period. The fair value of the options issued to consultants was estimated on the measurement date using the Black-Scholes Merton valuation model. We expensed to administrative expense $96,000 during the year ended December 31, 2017.

As of December 31, 2017, the weighted average exercise price was $1.27 and the weighted average remaining life was 3.11 years. The following table outlines the options outstanding and exercisable as of December 31, 2017:

	2017
	Number of
	Options	Exercise	Expiration
	Outstanding	Price	Date
2017 Service Agreement Options (Marketing)	50,000	$1.29	10/31/2020
2017 Service Agreement Options (Marketing)	50,000	$1.63	11/30/2020
2017 Service Agreement Options (Marketing)	50,000	$1.48	12/31/2020
2017 IR Consulting Service Agreement Options	50,000	$0.93	05/27/2021
2017 Consulting Service Agreement Options	50,000	$1.02	05/27/2021
	250,000

(f) Removal of par value of stock

On September 19, 2017, at the Company’s 2017 Annual Meeting of Members, the shareholders of the Company approved an amendment to the Company’s Memorandum and Articles of Association to remove the par value of the Company’s ordinary shares. On October 12, 2017, the Company filed an amended and restated Memorandum and Articles of Association (the “Amended and Restated M&A”) with the Registrar of Corporate Affairs in the British Virgin Islands to remove par value per share of the Company’s ordinary shares. As a result, additional-paid-in capital resulted from cash received in excess of par value for the Company’s issuance of ordinary shares was reclassified to ordinary shares at December 31, 2017.

20. CONSOLIDATED SEGMENT DATA

Segment information is consistent with how management reviews the businesses, makes investing and resource allocation decisions, and assesses operating performance. Transfers and sales between reportable segments, if any, are recorded at cost. All sales occurred in China since our revenue-generating operations are located in China.

Selected information by segment is presented in the following tables for the years ended December 31, 2017, 2016, and 2015.

	2017	2016	2015
Revenues(1)
TIT Segment	$1,239,002	$1,488,882	$2,970,952
CBT Segment	16,950,272	8,704,708	7,313,916
	$18,189,274	$10,193,590	$10,284,868

(1)Revenues by operating segments exclude intercompany transactions.

	2017	2016	2015
Income (loss) from operations:
TIT Segment	$(979,973)	$(3,452,860)	$(2,593,743)
CBT Segment	1,934,001	(8,983,828)	(22,238,917)
Corporate and others(2)	(1,404,731)	(2,141,240)	(2,130,697)
Loss from operations	(450,703)	(14,577,928)	(26,963,357)
Corporate other (expenses) income, net	758,073	(3,441,369)	31,271,674
Corporate interest income	7,900	17,420	76,716
Corporate interest expense	(450,024)	(498,931)	(3,116,777)
Corporate warrant income (expense)	3,720	34,175	(5,657,988)
Loss from continuing operations before income taxes	(131,034)	(18,466,633)	(4,389,732)

Income tax benefit (expense)	1,070,343	(57,844)	(4,305,028)

Income (loss) from continuing operations	939,309	(18,524,477)	(8,694,760)
Income (loss) from discontinued operations, net of taxes	-	-	1,498,971
Net income (loss)	939,309	(18,524,477)	(7,195,789)

Net (income) loss attributable to the non-controlling interest	(80,704)	353,876	(308,473)
Net income (loss) attributable to the Company	$858,605	$(18,170,601)	$(7,504,262)

(2) Includes non-cash compensation, professional fees and consultancy fees for the Company.

Non-cash employee compensation by segment as of December 31, 2017, 2016, and 2015 are as follows:

	2017	2016	2015
Non-cash employee compensation:
TIT Segment	$-	$-	$-
CBT Segment	-	-	-
Corporate and others	487,407	273,102	102,282
	$487,407	$273,102	$102,282

Depreciation and amortization by segment for the years ended December 31, 2017, 2016, and 2015 are as follows:

	2017	2016	2015
Depreciation and amortization:
TIT Segment	$36,018	$48,155	$90,379
CBT Segment	2,820,888	2,513,780	2,332,037
Corporate and others	-	19,821	119,078
	$2,856,906	$2,581,756	$2,541,494

	2017	2016	2015
Provisions for bad debt allowance on accounts receivable, other receivable and advances to supplier; :
TIT Segment	$273,706	$918,960	$910,824
CBT Segment	148,682	1,076,086	1,748,675
Corporate and others	-	-	-
	$422,388	$1,995,046	$2,659,499

	2017	2016	2015
Inventory obsolescence provision:
TIT Segment	$158,357	$278,233	$226,943
CBT Segment	18,213	46,348	47,720
	$176,570	$324,581	$274,663

	2017	2016	2015
Impairment of intangible assets and goodwill
TIT Segment	$-	$-	$7,851,987
CBT Segment	$-	4,442,367	1,066,440
	$-	$4,442,367	$8,918,427

	2017	2016	2015
Impairment of property, plant and equipment
TIT Segment	$-	$-	$-
CBT Segment	-	-	4,616,679
	$-	$-	$4,616,679

Total assets by segment as at December 31, 2017 and 2016 are as follows:

	2017	2016
Total assets
TIT Segment	$8,259,907	$9,995,520
CBT Segment	29,234,613	23,701,298
Corporate and others	144,910	590,181
	$37,639,430	$34,286,999

21. COMMITMENTS AND CONTINGENCIES

iASPEC and Bocom lease offices, employee dormitories, and factory space in Shenzhen , China. Lease agreements expired on various dates through December 2017. Afterwards only Biznest has a month-to-month based lease agreement without long term commitment. For the years ended December 31, 2017, 2016, and 2015, the rental expense was approximately $81,000, $95,000, and $219,000, respectively.

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

22. CONCENTRATIONS

For the year ended December 31, 2017, one customer accounted for greater than 10% of revenue. For the year ended December 31, 2016, three customers each accounted for greater than 10% of revenue. For the years ended December 31, 2015, no customer accounted for greater than 10% of revenue. However, for the years ended December 31, 2017, 2016, and 2015, the Company’s top five customers accounted for 47%, 72%, and 21% of the Company’s revenues from continuing operations, respectively.

The Company’s top five customers accounted for 46% of accounts receivable as of December 31, 2017, of which two customers each accounted for greater than 10% or more of accounts receivable. The Company’s top five customers accounted for 95% of accounts receivable as of December 31, 2016, of which three customers each accounted for greater than 10% or more of accounts receivable.

For the year ended December 31, 2017, 2016 and 2015, approximately 98%, 79%, and 63%, respectively, of total inventory purchases were from five unrelated suppliers. Five suppliers each accounted for greater than 10% of total inventory purchases in 2017, and four suppliers each accounted for greater than 10% of total inventory purchases in 2016 and 2015.

EXHIBIT INDEX

Exhibit	Description
No.

1.1	Amended and Restated Memorandum and Articles of Association of the registrant (incorporated by reference to Exhibit 99.1 to the Report on Form 6-K filed by the registrant on October 17, 2017)
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

4.5	Form of Employment Agreement (English Translation) (incorporated by reference to Exhibit 10.7 to the Annual Report on Form 10-KSB filed by CITN on April 16, 2007)
4.6	Form of Independent Director Agreement (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form F-4 filed by the registrant on June 21, 2012)
4.7	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form F-4 filed by the registrant on June 21, 2012)
4.8	English Translation of Form of Employee Incentive Stock Purchase Agreement (incorporated by reference to Exhibit 4.1 to the Report on Form 6-K furnished by the registrant on September 27, 2013)
4.9	China Information Technology, Inc. 2013 Equity Incentive Plan (incorporated by reference to Exhibit 4.1 to the Report on Form 6-K furnished by the registrant on September 17, 2013)
4.10	Form of Warrant (incorporated by reference to Exhibit 4.1 to the Report on Form 6-K furnished by the registrant on May 21, 2015)
4.11

Form of Purchase Agreement, dated May 20, 2015, between the Company and the Investors named therein (incorporated by reference to Exhibit 10.1 to the Report on Form 6-K furnished by the registrant on May 21, 2015)

4.12

Placement Agency Agreement, dated May 7, 2015, between the Company and FT Global Capital, Inc. (incorporated by reference to Exhibit 10.2 to the Report on Form 6-K furnished by the registrant on May 21, 2015)

4.13	Form of Standstill Agreement between the Company and the Holder named therein (incorporated by reference to Exhibit 4.1 to the Report on Form 6-K furnished by the registrant on September 24, 2015)
4.14	Form of Standstill Agreement between the Company and the Holder named therein (incorporated by reference to Exhibit 4.1 to the Report on Form 6-K furnished by the registrant on October 7, 2015)
4.15	Form of Stock Option Agreement (incorporated by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the registrant on June 1, 2016)
4.16	China Information Technology, Inc. 2016 Equity Incentive Plan (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-8 filed by the registrant on May 13, 2016)

8.1*	List of the registrant’s subsidiaries
11.1*	Code of Conduct and Business Ethics, adopted on June 20, 2012
12.1*	Certifications of Chief Executive Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)
12.2*	Certifications of Interim Chief Financial Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)
13.1**	Certifications of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certifications of Interim Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent from UHY LLP, Independent Registered Public Accounting Firm
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

_________________________
* Filed herewith.
** Furnished herewith.