Form 20-F
period 2018-12-31
Taoping Inc.
filed 2019-04-23
CIK 1552670

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ___________

OR

[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _________________________

Commission file number: 001-35722

TAOPING INC.

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2018): 41,760,163 ordinary shares, no par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [  ] No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes [  ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [  ]

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes [X] No [  ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large Accelerated Filer [ ]	Accelerated Filer [ ]	Non-Accelerated Filer [X]	Emerging growth company [ ]

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

Year Ended December 31, 2018

i

INTRODUCTORY NOTES

Use of Certain Defined Terms

Except as otherwise indicated by the context and for the purposes of this report only, references in this report to:

●	“TAOP,” “we,” “us,” “our” and the “Company” are to the combined business of Taoping Inc., its subsidiaries and other consolidated entities;
●	“THL” are to Taoping Holdings Limited, a BVI company;
●	“IST HK” are to Information Security Tech. International Co., Ltd., a Hong Kong company;
●	“HPC HK” are to HPC Electronics (China) Co., Limited, a Hong Kong company;
●	“TopCloud” are to TopCloud Software Co., Ltd., a PRC company;
●	“IST” are to Information Security Technology (China) Co., Ltd., a PRC company;
●	“ISIOT” are to Information Security IoT Technology Co., Ltd., a PRC company;
●	“iASPEC” are to iASPEC Technology Co., Ltd, a PRC company;
●	“Geo” are to Wuda Geoinformatics Co., Ltd., a PRC company;
●	“Biznest” are to Biznest Internet Technology Co., Ltd., a PRC company;
●	“Bocom” are to iASPEC Bocom IoT Technology Co. Ltd., a PRC company;
●	“SZ iASPEC” are to Shenzhen Taoping Internet Technology Co., Ltd., a PRC company;
●	“BVI” are to the British Virgin Islands;
●	“Hong Kong” are to the Hong Kong Special Administrative Region of the People’s Republic of China;
●	“PRC” and “China” are to the People’s Republic of China;
●	“SEC” are to the Securities and Exchange Commission;
●	“Exchange Act” are to the Securities Exchange Act of 1934, as amended;
●	“Securities Act” are to the Securities Act of 1933, as amended;
●	“Renminbi” and “RMB” are to the legal currency of China; and
●	“U.S. dollars,” “dollars” and “$” are to the legal currency of the United States.

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

A. Selected Financial Data

The following table presents selected financial data regarding our business. It should be read in conjunction with our consolidated financial statements and related notes contained elsewhere in this annual report and the information under Item 5 “Operating and Financial Review and Prospects.” The selected consolidated statement of income (loss) data for the fiscal years ended December 31, 2018, 2017, and 2016, and the selected consolidated balance sheet data as of December 31, 2018 and 2017 have been derived from our audited consolidated financial statements that are included in this annual report beginning on page F-1. The selected consolidated statement of income (loss) data for the fiscal years ended December 31, 2015 and 2014, and the selected consolidated balance sheet data as of December 31, 2016, 2015 and 2014 have been derived from our audited consolidated financial statements that are not included in this annual report.

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

	Years Ended December 31,
	2018	2017	2016	2015	2014
Statement of Income Data
Total revenue	$20,578,340	$18,189,274	$10,193,590	$10,284,868	$38,634,747
Total cost of revenue	$10,924,246	$9,867,508	$7,607,190	$6,381,205	$28,146,390
Gross profit	$9,654,094	$8,321,766	$2,586,400	$3,903,663	$10,488,357
Income (loss) from operations	$168,824	$(450,703)	$(14,577,928)	$(26,963,357)	$(23,909,213)
Net income (loss) attributable to TAOP-continuing operations	$1,691,983	$858,605	$(18,170,601)	$(7,504,262)	$(24,087,098)
Net income (loss) per share-continuing operations - basic	$0.04	$0.02	$(0.45)	$(0.26)	$(0.79)
Net income (loss) per share-continuing operations - diluted	$0.04	$0.02	$(0.45)	$(0.26)	$(0.79)
Balance Sheet Data
Cash and cash equivalents	$1,653,260	$3,260,808	$3,752,375	$3,786,846	$6,689,848
Working (deficiency) capital	$4,865,813	$(1,494,326)	$(5,739,129)	$(1,649,728)	$(56,043,116)
Total assets	$41,615,814	$37,530,503	$34,286,999	$66,091,704	$179,405,809
Total liabilities	$24,011,887	$23,013,011	$21,484,751	$35,637,467	$140,827,000
Temporary equity	$-	$-	$-	$360,000	$1,425,000
Total equity	$17,603,927	$14,517,492	$12,802,248	$30,094,237	$37,153,809

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

In early 2013, we made a strategic decision to transform our business from servicing the public sector to focusing on the private sector. Leveraging our experience and expertise in handling large-scale IT projects for the public sector, we started investing in research and development to develop software products for the private sector. In 2014, continuing our business transition from the public sector to the private sector, we identified and provided cloud-based ecosystem solutions to four core markets including new media, healthcare, education, and residential community management. Underpinning our ecosystems are our industry-specific integrated technology platform, resource exchange, and big data services. In 2014, we predominately sold our cloud-based solutions to the Chinese new media industry. Starting from 2015, we further expanded the customer base of cloud-based solutions to education, government, and residential community management. In 2016, we grew our industry-specific integrated technology platform, resource exchange, and big data services to elevator IoT sectors. From May 2017, we have focused our business to provide products and services in Cloud-App-Terminal (CAT) and IoT technology based digital advertising distribution network and new media resource sharing platform in the Out-of-Home adverting market in China. As such, we have a limited operating history of selling our cloud-based products and professional services to the private sector, which makes it difficult to evaluate our current business and future prospects and may increase the risk of your investment. In 2018, we generated approximately $20.2 million of revenue in our cloud-based technology (CBT) segment for customers in the education, new media, and Out-of-Home advertising market sectors. We expect to have significant operating expenses in the future to further support and grow our business, including expanding the scope of our customer base, expanding our direct and indirect selling capabilities, pursuing acquisitions of complementary businesses, investing in our data storage and analysis infrastructure, and research and development, and increasing our international presence. As a result of our new initiatives, although we had net income of $1.7 million in 2018, we cannot assure you that we will sustain profitability in the future.

Our independent registered auditors have expressed substantial doubt about our ability to continue as a going concern.

Our independent auditors have added an explanatory paragraph to their audit opinion issued in connection with our financial statements included in this report which states that the financial statements were prepared assuming that we would continue as a going concern.

As discussed in Note 1 to the consolidated financial statements included in this report, we have reported net income as well as positive cash flows from operating activities in 2017 and 2018. We have also significantly reduced working capital deficit from the prior years. As disclosed under Item 5, “Operating and Financial Review and Prospects” and Note 1 to the consolidated financial statements, we have developed our 2015 business plan, which would continue to be implemented for years going forward. As a result, our 2017 and 2018 profitability and operating cash flows had improved from the prior periods. However, there can be no assurance that we will be successful in achieving the goals set forth in our new business strategy and business model.

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

We face risks when we acquire other businesses. These risks include:

●	difficulties in the integration of acquired operations and retention of personnel,
●	unforeseen or hidden liabilities,
●	tax, regulatory and accounting subject matters, and
●	inability to generate sufficient revenues to offset acquisition costs.

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

We also may not be able to identify merger or acquisition targets. We may not be able to successfully integrate the targeted business or operations with ours after a merger or acquisition. Such failure to execute our long-term business plan likely will negatively impact results of our operations.

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

If our technology, products and services become obsolete, our business operations would be materially and adversely affected. The market in which we compete is known for rapid changes in technologies, quick evolution of industry standards, fast introductions of new products, and changes in customer demands. These market characteristics can cause the existing products to be obsolete and unmarketable. Our future success depends upon our ability to timely address the increasingly sophisticated requests from our customers to support the existing and new hardware, software, database, and networking platforms. We have to invest in research and development in order to succeed in this competitive industry and timely satisfy market demands. Research and development expenses from operations were approximately $4.8 million, $4.0 million and $3.0 million for the years ended December 31, 2018, 2017, and 2016, respectively.

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

Historically, a significant portion of our revenues have been derived from a limited number of customers or related parties, whom we have identified Shenzhen Taoping New Media Co., Ltd. and its affiliates. Shenzhen Taoping New Media Co., Ltd. is controlled by Mr. Lin, our Chairman and Chief Executive Officer. For the year ended December 31, 2018, we generated about 46% of revenue from related parties. For each of the years ended December 31, 2018, 2017 and 2016, approximately 23%, 47% and 72%, respectively, of our revenues of continuing operations were derived from our five largest customers or related parties. The loss of any of these significant customers and related parties would adversely affect our revenues and shareholder value.

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

Our future business and results of operations significantly depend upon continuous contributions by key technical and senior management personnel, including Jianghuai Lin, Chairman and Chief Executive Officer, Zhiqiang Zhao, President and Interim Chief Financial Officer, Zhixiong Huang, Chief Operating Officer and Guangzeng Chen, Chief Technology Officer and Chief Products Officer. They also depend in significant part upon our ability to attract and retain additional qualified management, technical, marketing, sales, and support personnel for our operations. If we lose a key employee or if a key employee fails to perform in his or her current position, or if we are not able to attract and retain skilled employees as needed, our business could suffer. Significant turnover in our senior management could largely deplete our institutional knowledge held by our existing senior management team. We depend on the skills and abilities of these key employees in managing technical, marketing, and sales aspects of our business, any part of which could be harmed by further turnover.

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

A report of our management is included under Item 15 “Controls and Procedures” of this report. We are a non-accelerated filer and not required to include an attestation report of our auditor in this annual report. Management believes that our internal control over financial reporting has significantly improved in 2018 to minimize material weaknesses identified as discussed in Item 15 of this report. Although we have made improvements to overcome the concern, we can provide no assurance that these material weaknesses will be remediated in a timely manner. As a result, investors and others may lose confidence in the reliability of our financial statements.

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

Mr. Jianghuai Lin, our Chairman and Chief Executive Officer and the beneficial owner of 41.8% of our outstanding ordinary shares, owns 100% of the equity interests in iASPEC, from which we derived 77.4%, 78.9% and 38.4% of our revenues in the fiscal years ended December 31, 2018, 2017 and 2016, respectively, pursuant to the existing commercial arrangements. As a result, conflicts of interest may arise from time to time and may result in management decisions that could negatively affect our operations and potentially result in the loss of opportunities.

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

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which will come into effect on January 1, 2020 and replace the existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For instance, the Foreign Investment Law has a catch-all provision under the definition of “foreign investment” which includes investments made by foreign investors in China through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Though the Foreign Investment Law does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition in the future. The State Council may in the future promulgate laws and regulations that deem investments made by foreign investors through contractual arrangements as “foreign investment,” and our VIE contractual arrangements may be subject to and be deemed to violate the market entry requirements in China. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing VIE contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure and business operations.

If iASPEC or its shareholders violate our contractual arrangements with it, our business could be disrupted and we may have to resort to litigation to enforce our rights which may be time consuming and expensive.

Our operations are currently dependent upon our contractual relationship with iASPEC. During the recent years, we derived a significant amount of our revenues from the provision of services to iASPEC customers. A significant portion of these revenues has not yet been collected. Amounts owed by iASPEC under the amended Management Services Agreement (MSA) for each quarter will be due and payable no later than the last day of the month following the end of each such quarter. Our contractual arrangements may not be as effective as direct ownership. If iASPEC or its shareholders are unwilling or unable to perform their obligations under our commercial arrangements, including payment of revenues under the MSA as they become due each quarter, we will not be able to conduct our operations in the manner currently planned. In addition, iASPEC may seek to renew these agreements on terms that are disadvantageous to us. Although we have entered into a series of agreements that provide us with substantial ability to control iASPEC, we may not succeed in enforcing our legal rights. If we are unable to renew these agreements on favorable terms, or to enter into similar agreements with other parties, our business may not be able to operate or expand, and our operating expenses may significantly increase.

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

Our option agreement with iASPEC gives our Chinese subsidiary, IST, the option to purchase all or part of the equity interests in or assets of iASPEC. However, the option may not be exercised by IST, if exercise of the option would violate any applicable laws and regulations in China or cause any license or permit held by IST that is necessary for the operation of iASPEC to be cancelled or invalidated. Under Chinese laws, if a foreign entity, in which a foreign investment company has invested, acquires a domestic company that are under common control, Chinese regulations governing mergers and acquisitions would technically apply to the transaction. Application of these regulations requires an examination and approval of the transaction by the Chinese Ministry of Commerce, or MOFCOM, or its local counterparts. Also, an appraisal of the equity or assets to be acquired is mandatory. However, our local PRC counsel has advised us that Shenzhen and other local counterparts of MOFCOM advised us that such a transaction would not require their approval.

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

According to the National Bureau of Statistics of China, the annual average percent changes in the consumer price index in China for 2016, 2017 and 2018 were 2.0%, 1.6% and 2.1%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as employee compensation and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents, high inflation could significantly reduce the value and purchasing power of these assets.

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

PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiary to liability or penalties, limit our ability to inject capital into our PRC subsidiary or limit our PRC subsidiary’s ability to increase their registered capital or distribute profits.

SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014, which replaced the former circular commonly known as “SAFE Circular 75” promulgated by SAFE on October 21, 2005. SAFE Circular 37 requires PRC residents to register with local branches of the SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. According to the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment released on February 13, 2015 by SAFE, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 1, 2015.

According to SAFE Circular 37, our shareholders or beneficial owners, who are PRC residents, are subject to SAFE Circular 37 or other foreign exchange administrative regulations in respect of their investment in our company. We have notified substantial beneficial owners of ordinary shares who we know are PRC residents of their filing obligations. Nevertheless, we may not be aware of the identities of all of our beneficial owners who are PRC residents. We do not have control over our beneficial owners and there can be no assurance that all of our PRC-resident beneficial owners will comply with SAFE Circular 37 and subsequent implementation rules, and there is no assurance that the registration under SAFE Circular 37 and any amendment will be completed in a timely manner, or will be completed at all. The failure of our beneficial owners who are PRC residents to register or amend their foreign exchange registrations in a timely manner pursuant to SAFE Circular 37 and subsequent implementation rules, or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in SAFE Circular 37 and subsequent implementation rules, may subject such beneficial owners or our PRC subsidiary to fines and legal sanctions. Such failure to register or comply with relevant requirements may also limit our ability to contribute additional capital to our PRC subsidiary and limit our PRC subsidiary’s ability to distribute dividends to our company. These risks may have a material adverse effect on our business, financial condition and results of operations.

Furthermore, SAFE Circular 37 is unclear how this regulation, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant PRC government authorities, and we cannot predict how these regulations will affect our business operations or future strategy. Failure to register or comply with relevant requirements may also limit our ability to contribute additional capital to our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us. These risks could in the future have a material adverse effect on our business, financial condition and results of operations.

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

PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of our future financings to make loans to our PRC subsidiary and our consolidated VIEs, or to make additional capital contributions to our PRC subsidiary.

We, as an offshore holding company, are permitted under PRC laws and regulations to provide funding to our PRC subsidiary, which are treated as foreign-invested enterprises under PRC laws, through loans or capital contributions. However, loans by us to our PRC subsidiary to finance its activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE and capital contributions to our PRC subsidiary are subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System, and registration with other governmental authorities in China.

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or Circular 19, effective on June 1, 2015, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign- Invested Enterprises, or Circular 142, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, or Circular 59, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses, or Circular 45. According to Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of bank loans that have been transferred to a third party. Although Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign invested enterprise to be used for equity investments within the PRC, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in the PRC in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to grant loans to non-associated enterprises. Violations of SAFE Circular 19 and Circular 16 could result in administrative penalties. Circular 19 and Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from our future financings, to our PRC subsidiary, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we are not likely to make such loans to any of our consolidated VIEs and their subsidiaries, each a PRC domestic company. Meanwhile, we are not likely to finance the activities of our consolidated VIEs and their subsidiaries by means of capital contributions given the restrictions on foreign investment in the businesses that are currently conducted by our consolidated VIEs and their subsidiaries.

In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiary or any consolidated variable interest entity or future capital contributions by us to our PRC subsidiary. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiary or consolidated VIEs and their subsidiaries when needed. If we fail to complete such registrations or obtain such approvals, our ability to use foreign currency, including the proceeds we received from our future financings, and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any failure to comply with PRC regulations regarding employee share incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. In the meantime, our directors, executive officers and other employees who are PRC citizens or who are non-PRC residents residing in the PRC for a continuous period of not less than one year, subject to limited exceptions, and who have been granted restricted shares, options or restricted share units, or RSUs, by us or our overseas listed subsidiaries may follow the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, issued by SAFE in February 2012, to apply for the foreign exchange registration. According to those regulations, employees, directors and other management members participating in any stock incentive plan of an overseas publicly listed company who are PRC citizens or who are non-PRC citizens residing in China for a continuous period of not less than one year, subject to limited exceptions, are required to register with SAFE through a domestic qualified agent, which may be a PRC subsidiary of the overseas listed company, and complete certain other procedures. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit their ability to make payment under the relevant equity incentive plans or receive dividends or sales proceeds related thereto in foreign currencies, or our ability to contribute additional capital into our domestic subsidiaries in China and limit our domestic subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties under PRC law that could restrict our ability or the ability of our overseas listed subsidiaries to adopt additional equity incentive plans for our directors and employees who are PRC citizens or who are non-PRC residents residing in the PRC for a continuous period of not less than one year, subject to limited exceptions.

In addition, the State Administration of Taxation has issued circulars concerning employee share options, restricted shares or RSUs. Under these circulars, employees working in the PRC who exercise share options, or whose restricted shares or RSUs vest, will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees related to their share options, restricted shares or RSUs. Although we and our overseas listed subsidiaries currently withhold income tax from our PRC employees in connection with their exercise of options and the vesting of their restricted shares and RSUs, if the employees fail to pay, or the PRC subsidiaries fail to withhold, their income taxes according to relevant laws, rules and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities.

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

We and our shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises or other assets attributed to a Chinese establishment of a non-Chinese company, or immovable properties located in China owned by non-Chinese companies.

In October 2017, the State Administration of Taxation issued the Bulletin on Issues Concerning the Withholding of Non-PRC Resident Enterprise Income Tax at Source, or Bulletin 37, which replaced the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises issued by the State Administration of Taxation on December 10, 2009, and partially replaced and supplemented rules under the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 7, issued by the State Administration of Taxation on February 3, 2015. Pursuant to Bulletin 7, an “indirect transfer” of PRC assets, including a transfer of equity interests in an unlisted non-PRC holding company of a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of the underlying PRC assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in China, immoveable properties located in China, and equity investments in PRC resident enterprises and any gains from the transfer of such asset by a direct holder, who is a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income mainly derives from China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the business model and organizational structure; the replicability of the transaction by direct transfer of PRC taxable assets; and the tax situation of such indirect transfer and applicable tax treaties or similar arrangements. In the case of an indirect offshore transfer of assets of a PRC establishment, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred, and may consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to immoveable properties located in China or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax of 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Pursuant to Bulletin 37, the withholding agent shall declare and pay the withheld tax to the competent tax authority in the place where such withholding agent is located within 7 days from the date of occurrence of the withholding obligation, while the transferor is required to declare and pay such tax to the competent tax authority within the statutory time limit according to Bulletin 7. Late payment of applicable tax will subject the transferor to default interest. Both Bulletin 37 and Bulletin 7 do not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange.

There is uncertainty as to the application of Bulletin 37 or previous rules under Bulletin 7. We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries or investments. Our company may be subject to filing obligations or taxes if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under Bulletin 37 and Bulletin 7. For transfer of shares in our company by investors that are non-PRC resident enterprises, our PRC subsidiary may be requested to assist in the filing under Bulletin 37 and Bulletin 7. As a result, we may be required to expend valuable resources to comply with Bulletin 37 and Bulletin 7 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

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

Our ordinary shares are traded and listed on the Nasdaq Capital Market under the symbol of “TAOP.” The ordinary shares may be delisted, if we fail to maintain certain listing requirements of the Nasdaq Stock Market, or NASDAQ. For instance, companies listed on NASDAQ are subject to delisting for, among other things, failure to maintain a minimum closing bid price per share of $1.00 for 30 consecutive business days. On October 17, 2016 we received written notice from NASDAQ stating that we are no longer in compliance with the requirement for $1.00 minimum closing bid price set forth in Nasdaq Listing Rule 5450(a)(1) for continued listing on The Nasdaq Global Select Market. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), we have a grace period of 180 calendar days, or until April 17, 2017, to regain compliance with the requirement for minimum closing bid price. On April 17, 2017, NASDAQ notified us that we were provided an additional 180-day period to regain compliance and effective on April 19, 2017, the listing of our ordinary shares was transferred to Nasdaq Capital Market. On September 12, 2017, we were notified by The Nasdaq Stock Market that the Company has regained compliance with the minimum bid price requirement for continued listing on NASDAQ Capital Market.

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

The market price of our ordinary shares is volatile, and this volatility may continue. Numerous factors, many of which are beyond our control, may cause the market price of our ordinary shares to fluctuate significantly. These factors include:

●	our earnings releases, actual or anticipated changes in our earnings, fluctuations in our operating results or our failure to meet the expectations of financial market analysts and investors;
●	changes in financial estimates by us or by any securities analysts who might cover our shares;
●	speculation about our business in the press or the investment community;
●	significant developments relating to our relationships with our customers or suppliers;
●	stock market price and volume fluctuations of other publicly traded companies and, in particular, those that are in the our industries;
●	customer demand for our products;
●	investor perceptions of the our industry in general and our company in particular;
●	the operating and stock performance of comparable companies;
●	general economic conditions and trends;
●	major catastrophic events;
●	announcements by us or our competitors of new products, significant acquisitions, strategic partnerships or divestitures;
●	changes in accounting standards, policies, guidance, interpretation or principles;
●	loss of external funding sources;
●	sales of our ordinary shares, including sales by our directors, officers or significant shareholders; and
●	additions or departures of key personnel.

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

Currently there are 150,000 warrants outstanding to purchase our ordinary shares. Each warrant entitles the holders to purchase one ordinary share of the Company at a price of $1.1. The warrants could be exercised on a cashless basis. The sale or possibility of sale of the shares underlying the warrants could have an adverse effect on the market price of our ordinary shares or our ability to obtain future financing. If and to the extent these warrants are exercised, you may experience dilution to your holdings.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for the shares and trading volume could decline.

The trading market for our ordinary shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades our ordinary shares or publishes inaccurate or unfavorable research about our business, the market price for our ordinary shares would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our ordinary shares to decline.

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

Mr. Jianghuai Lin, our Chairman and Chief Executive Officer, is the beneficial owner of approximately 41.8% of our outstanding voting securities. As a result, he possesses significant influence, and can elect a majority of our board of directors and authorize or prevent proposed significant corporate transactions. His ownership and control may also have the effect of delaying or preventing a future change in control, impeding a merger, consolidation, takeover, or other business combination, or discourage a potential acquirer from making a tender offer.

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

We are exempted from certain corporate governance requirements of the Nasdaq Stock Market by virtue of being a foreign private issuer. As a foreign private issuer, we are permitted to follow the governance practices of our home country, the BVI in lieu of certain corporate governance requirements of NASDAQ. As a result, the standards applicable to us are considerably different than the standards applied to domestic U.S. issuers. For instance, we are not required to:

●	have a majority of the board be independent (although all of the members of the audit committee must be independent under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act);

●	have a compensation committee and a nominating committee to be comprised solely of “independent directors”; and

●	hold an annual meeting of shareholders no later than one year after the end of the Company’s fiscal year-end.

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

Our corporate affairs are governed by our memorandum and articles of association, by the BVI Business Companies Act (as amended), or the BVI Act, and by the common law of the BVI Principles of law relating to such matters as the validity of corporate procedures, the fiduciary duties of management, and the rights of our shareholders differ from those that would apply, if we were incorporated in the United States or another jurisdiction. The rights of shareholders under BVI law may not be as clearly established as the rights of shareholders are in the United States or other jurisdictions. Under the laws of most jurisdictions in the United States, majority and controlling shareholders generally have certain fiduciary responsibilities to the minority shareholders. Shareholders’ actions must be taken in good faith. Obviously unreasonable actions by controlling shareholders may be declared null and void. BVI law protecting the interests of minority shareholders may not be as protective in all circumstances as the law protecting minority shareholders in United States or other jurisdictions. Although a shareholder of a BVI company may sue the company derivatively, the procedures and defenses available to the company may result in the rights of shareholders of a BVI company being more limited than those of shareholders of a company organized in the United States. Furthermore, our directors have the power to take certain actions without shareholders’ approval, of which would require shareholders’ approval under the laws of most United States or other jurisdictions. The directors of a BVI corporation, subject in certain cases to the court’s approval but without shareholders’ approval, may implement a reorganization, merger or consolidation, sale of assets, property, part of the business, or securities of the corporation, of which is subject to a limit of up to 50% of such assets. The ability of our board of directors to create new classes or series of shares and the rights attached by amending our Memorandum of Association and Articles of Association without shareholders’ approval could have the effect of delaying, deterring or preventing a change in our control without any further action by the shareholders, including a tender offer to purchase our ordinary shares at a premium over then current market prices. Thus, our shareholders may have more difficulty protecting their interests in the face of actions by our board of directors or our controlling shareholders than they would have as shareholders of a corporation incorporated in another jurisdiction.

Changes in U.S. tax legislation, or exposure to additional income tax liabilities could affect our financial results.

We are subject to income taxes in the United States and the foreign jurisdiction in which we operate. We regularly assess the appropriateness of our tax provision in accordance with ASC 740, Income Taxes. Although we have currently determined no additional tax provision being warranted, there can be no assurance that we will accurately assess our tax liability that could be materially different from the amounts previously included in our income tax expense and therefore, could have a material impact on our tax provision, net earnings, and cash flows. In addition, our future effective tax rate could be adversely affected by changes to our operating structure, changes in the mix of earnings, changes in the valuation of deferred tax assets and liabilities, changes in tax laws, and the discovery of new information in the course of our tax return preparation process.

ITEM 4.	INFORMATION ON THE COMPANY

A. History and Development of the Company

General Information

The current legal and commercial name of the Company is Taoping Inc. The Company was incorporated in the BVI under the BVI Act on June 18, 2012. The address of our principal place of business is 21st Floor, Everbright Bank Building, Zhuzilin, Futian District, Shenzhen, Guangdong Province 518040, People’s Republic of China. Our telephone number is (+86) 755-8831-9888. The name and address of our agent for service in the United States is Corporation Service Company, 80 State Street, Albany, NY 12207-2543.

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

Between October 6, 2006 and January 31, 2007, our shareholders approved a series of transactions whereby we purchased all the issued and outstanding stock of THL from our current Chairman and Chief Executive Officer, Jianghuai Lin, for 25,500,000 shares of our common stock. As a result of these transactions, THL and its wholly-owned subsidiary, IST, became our wholly-owned subsidiaries. Mr. Lin became the beneficial owner of 25,500,000 shares of our common stock, which, at January 31, 2007, constituted 80.8% of our issued and outstanding common stock. As a result of these transactions, our business operation was changed as a service provider of integrated geographic information services. On January 26, 2007, we changed our name to China Public Security Technology, Inc. to more accurately reflect our new business and commercial objectives.

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

On May 25, 2018, we held our 2018 Annual Meeting of Members and our shareholders approved the change of our company name to “Taoping Inc.” and an amendment and restatement of the Company’s Memorandum and Articles of Association to reflect such change of name. In connection with the name change, the trading symbol of our ordinary shares was changed to “TAOP,” effective on June 1, 2018.

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

On December 13, 2009, IST, iASPEC and Mr. Lin, as the sole shareholder of iASPEC, amended and restated the MSA, pursuant to which IST would continue to provide management and consulting services to iASPEC, subject to the following changes:

●	iASPEC agreed that IST will be entitled to receive ninety five percent (95%) of the modified net profit of iASPEC during the term of the agreement, to be calculated as follows: accrued accounts receivable plus net turnover (revenue), minus cost of sales, minus operating expenses, and minus accrued but not collected accounts receivable, but only if the result is a positive number. iASPEC is obligated to calculate and pay the modified net profit due to IST no later than the last day of the first month following the end of each fiscal quarter;

●	Mr. Lin agreed to enter into a pledge agreement with IST to pledge all his equity interests in iASPEC as security for his and iASPEC’s fulfillment of their respective obligations under the MSA, and to register the pledge agreement with the local Administration for Industry and Commerce;

●	Mr. Lin confirmed his status as the sole shareholder of iASPEC and his assumption of all the obligations of the iASPEC under the agreement, including a confirmation of his continuing obligation under a written guaranty, dated August 1, 2007, executed by the iASPEC shareholder in connection with the MSA;

●	Based on iASPEC’s needs for its development and operation, IST has the right, from time to time and at its sole discretion, to provide iASPEC with capital support either as an entrustment of funds to iASPEC, or as an advance to Mr. Lin, as iASPEC’s shareholder, for the sole purpose of making a capital contribution to iASPEC for use in the business of iASPEC. Any advance for capital contribution will be evidenced by an “advance agreement” in the form attached to the amended and restated MSA; and

●	IST agreed that it will not interfere in any business of iASPEC covered by iASPEC’s State Secret related Computer Information System Integration Certificate, including but not limited to, seeking access to relevant documents regarding such business. Nevertheless, iASPEC agreed to cooperate with the requests of the Company as necessary to comply with the Company’s reporting obligations to the SEC.

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

The amended MSA has a term of 30 years unless otherwise earlier terminated by the parties by one of the following means:

●	Either iASPEC or IST may terminate the amended MSA immediately (a) upon a material breach by the party of its obligations and the failure of such party to cure such breach within 30 working days after written notice from the non-breaching party; or (b) upon the filing of a voluntary or involuntary petition of bankruptcy by the party or of which the party is the subject to or insolvency of the party, or the commencement of any proceedings placing the party in receivership, or of any assignment by the party for the benefit of creditors; or

●	The amended MSA may be terminated at any time by IST upon 90 calendar days’ written notice delivered to all other parties.

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

SZ iASPEC was dissolved on October 26, 2018. The dissolution of SZ iASPEC did not result in any gain or loss for the year ended December 31, 2018.

Corporate Structure

The following diagram illustrates our corporate structure as of the date of this report.

The Securities and Exchange Commission, or SEC, maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

Our web site address is http://www.taop.com. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report.

Principal Capital Expenditures and Divestitures

For the year ended December 31, 2018, our total capital expenditures and divestitures were $1.8 million, and $0 million, respectively. For the year ended December 31, 2017, our total capital expenditures and divestitures were $3.8 million, and $0 million, respectively. For the year ended December 31, 2016, our total capital expenditures and divestitures were $3.5 million and $12.3 million, respectively. Such expenditures and divestitures were primarily related to the purchase and sale of long-lived assets and business acquisitions. Our operating cash flow mainly funded these capital expenditures.

B. Business Overview

General

We were founded in 1993. Headquarter of the Company is located in Shenzhen, China. As of December 31, 2018, we had approximately 116 full time employees.

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

Since 2014, we have expanded and diversified our customer base to the private sector as well. Our new corporate mission is to make publicity accessible and affordable for businesses of all sizes. We generated revenues from sales of hardware products, software products, system integration services, and related maintenance and support services. Starting in 2015, with the introduction of our cloud-based software as a service (SaaS) offering, we expect to generate additional recurring monthly revenues from SaaS fees. The revenue from SaaS was still insignificant in 2018, which is expected to increase in the coming years with the roll-out of our cloud-based elevator IoT and ad display terminals.

In May 2017, we completed our transformation to a provider of CAT and IoT technology based digital advertising distribution network and new media resource sharing platform, and offered an end-to-end digital advertising solution enabling customers to efficiently and cost-effectively direct advertisements to specific interactive ad display terminals in the Out-of-Home advertising market across China. In 2017, we had net income as a result of a successful transition of our business model. We continued to improve our financial positon in 2018 as the new business model has proven to be successful and is expected to be sustainable.

We report financial and operational information in the following two segments:

(1)	Cloud-based Technology (CBT) segment — The CBT segment is our current and future focus of corporate development. It includes our cloud-based products and services offered to customers in the private sector including new media, healthcare, education, and residential community management. In this segment, we generate revenues from the sales of hardware, and total solutions of interactive advertisement display terminals integrated with proprietary software, and content as well as from designing and developing software products specifically customized for private sector customers’ needs for a fixed price.

(2)	Traditional Information Technology (TIT) segment — The TIT segment includes our project-based technology products and services offered to the public sector, including Digital Public Security Technology (DPST) and Multi-screen Digital Display Systems (MDDS). In this segment, we generate revenues from the sales of hardware and systems integration services.

Industry Overview

General

Urbanization is the primary driver for the demand of our Cloud-based solutions for advertising placement and public information dissemination. China’s urbanization rate has accelerated in the past 30 years. The Chinese urban population has grown by over 100 million in the past five years to more than 831 million in 2018. According to Chinese Social Development Research, approximately 70% of the Chinese population is expected to live in urban areas by 2035. Urban lifestyle revolves around consumption of information, goods, and services that necessitates advertising and public information dissemination. At the same time, urbanization has imposed considerable pressure on land use, environment protection, and municipal infrastructure. Urbanization has also led to increasing demands for equitable treatment for all dwellers in the cities.

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

While traffic jams are a headache for urban commuters and city planners, they present revenue generating opportunities for out-of-home advertisers, who seek attentive audience at high traffic areas. According to China watching e-commerce analyst EnfoDesk (“EnfoDesk”), the out-of-home digital advertising market in China grew to RMB 16 billion in 2018, representing a 12% CAGR growth.

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

According to China Industry Information Net, the estimated total market size of China’s out-of-home advertising is expected to reach RMB 227 billion in 2021, with a CAGR of 14%. Cosmetics, beverage, and financial service companies are ranked as top spenders consistently. Internet and real estate companies also increased their advertisement spending significantly.

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

Currently, most of the advertising display terminals in China are not connected to any network. Consequently, updating their media contents requires onsite manual operation through flash drives or other means. They also tend to have low asset utilization rates. Based on our own primary research, we have estimated that offline terminals have an average asset utilization rate of 40% in tier-one cities, 30% in tier-two cities, and 20% in tier-three and smaller cities. In comparison, content on cloud-based terminals can be remotely uploaded, updated, and managed resulting in substantial labor cost savings for terminal operators, i.e. advertising agencies. In addition, cloud-based terminals offer advertising agencies the flexibility of fine-tuning advertisement schedules on the fly and customizing advertisement content at each location as specific as one single office building. More importantly, idle time slots on cloud-based terminals can be discovered and sold on Taoping, an online resource exchange platform of ours that was released in the fourth quarter of 2015 as a module of our Yunfa Net (www.pubds.com), an information distribution and advertising delivery system. Therefore, asset utilization rate of advertising agencies can be greatly improved. As a result, there is a growing demand to convert offline terminals into networked terminals using our CBT products and services. In January 2018, we separated Taoping module from Yunfa Net and officially launched the Taoping Net (www.taoping.cn) and Taoping App. Taoping Net provides an advertising-resources trading service platform which connects screen owners, advertisers and consumers. Taoping Net integrates nationwide high-quality screen resources of Taoping Alliance, a new media operating organization founded by us and Shenzhen Taoping New Media Co., Ltd. (“Shenzhen Taoping”), a company controlled by Mr. Jianghuai Lin. Taoping App, which enables customers to distribute and manage ads from mobile terminals, effectively satisfies the need to distribute fragmented ads. Using Taoping App, anyone can buy and distribute real-time ads to designated terminals.

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

Our Products and Services

In the CBT segment, we provide cloud-based ecosystem solutions to three end markets: 1) new media in Out-of-Home digital advertising, 2) education, and 3) residential community management. Underpinning our ecosystems are our industry-specific integrated advertisement display terminal product, digital advertising distribution technology platform, resource exchange and sharing, and big data analysis services. In 2014, we sold our cloud-based solutions predominately to the Chinese new media industry. Starting from 2015, we further expanded our customer base into education and residential community management markets. Staring from 2016, we have also focused our efforts in selling IoT ads display terminal hardware and providing digital ads distribution and resource sharing services for Out-of-Home advertising market.

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

Within the Out-of-Home new media industry, we have sold industry-specific solutions predominantly to the community management starting from 2017, and will phase into the elevator management and transportation management businesses in the near future.

●	New Media Elevator Management – Our New Media Elevator Management solution integrates advertisement placement with safety supervision into one single technology unit. The built-in LED screen of the unit delivers high definition digital advertisement, while its safety sensors and data collectors transmit operational and technical data of the elevator to the appropriate property managers, safety supervisors, and maintenance crew, so that the latter can efficiently maintain operational safety of the elevator, and instantaneously respond to emergencies. Because our New Media Elevator Management solution combines public safety with media display, property managers view our products as of strategic importance to their daily operations, they welcome our products better than the ones that are pure advertisement display terminals without safety devices. As a result, we are able to help advertising agencies that purchase our products to attain customers more easily and enter into new markets more cost effectively. In addition, the Elevator Management platform could be sold as a separate product depending on customer needs facilitating digital elevator maintenance, big data solution for elevator maintenance company, residential management, and government authorities.

●	New Media Transportation Management – Our New Media Transportation Management solution remotely uploads advertisement content together with critical transportation information — such as arrival and departure schedules, delay or cancellation notifications, gate assignments, and station announcements – into our cloud infrastructure and displays the content on our large-screen terminals strategically placed at high-traffic transportation hubs, including high-speed railway stations, subway stations, airports, and onboard public buses. Because our Transportation New Media Application combines advertisement display with transportation information crucial to commuters, we enable advertising agencies that purchase our products to attain large and attentive audiences at prime locations, which in turn help them achieve good advertisement placement rates and generate high revenue dollars.

●	New Media Community Management – Our New Media Community Management solution combines advertisement display with dissemination of community information. Placed within various high-rise residential communities, our large screen display terminals serve as a window of information into various resources available to community residents, including community maps, news updates, emergency announcements, safety precautions, health tips, recreational activities, and local commercial promotions.

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

For our CBT segment, we provide a one-year warranty for our digital displays. The actual warranty service is carried out by our Original Equipment Manufacturers (“OEM”) partners, with whom we have obtained a contractual guarantee that they will repair or replace any defective hardware products that we have purchased on behalf of our customers. Our OEM partners ultimately bear and are liable for the costs of product warranty. Consequently, our own cost of warranty has been minimal.

Sales and Marketing

We develop new businesses by identifying and contacting potential new customers and through referrals, or by direct contacts from new customers as a result of our strong brand recognition and reputation in the industry. We solidify our market presence through various types of marketing campaigns, such as participating in exhibitions, trade shows, and seminars, developing distributors and dealers, and presenting solutions to prospective customers. With strategic partnership with Shenzhen Taoping, we founded and played a key role in the Taoping Alliance, a new media operating organization that include numerous advertising agencies throughout China, which greatly improved our market expansion capability and industry reputation.

Customers and Related Parties

In fiscal year 2018, no single customer represented 10% or more of our total revenue. In fiscal year 2017, one related party customer represented 21% of our total revenue. In fiscal year 2016, three customers each represented 10% or more of our total revenue. The following tables provide revenue by our major customers for the years ended December 31, 2018, 2017 and 2016.

Year 2018

	Revenues	% of
	(Thousands)	Revenues
Wuhan Taoping Media Co., Ltd.	$1,349	7%
Qingdao Taoping IoT Co., LTD.	947	5%
Fuzhou Taoping IoT Technology Co., Ltd.	796	4%
Anhui Taoping Media Co., Ltd.	729	3%
Xiamen Shenghuan Technology Co., Ltd.	678	3%
TOTAL	$4,499	23%

Year 2017

	Revenues	% of
	(Thousands)	Revenues
Shenzhen Taoping New Media Co., Ltd.	$3,769	21%
Haojing (Xiamen) Media Co., Ltd	1,612	9%
Xiamen Shenghuan Technology Co., Ltd.	1,225	7%
Fujian Taoping IoT Technology Co., Ltd	1,012	6%
Zhejiang Taoping IoT Technology Co., Ltd.	784	4%
TOTAL	$8,402	47%

Year 2016

	Revenues	% of
	(Thousands)	Revenues
Haojing (Xiamen) Media Co., Ltd.	$2,823	28%
Fujian Furun Jing Cheng Information Technology Co., Ltd.	1,724	17%
Fujian Haoxin Network Technology Co., Ltd.	1,385	14%
Beijing Kai Yuan ChengJjing Culture Development Co., Ltd.	915	9%
Guandong Wicrown Information Technology Co., Ltd.	412	4%
TOTAL	$7,259	72%

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

Compared with our competitors, we believe we have the following advantages:

●	We provide integrated ecosystem solutions that combine technology platform, resource exchange and sharing, and big data services. Our solution not only helps our customers improve their operational efficiency and reduce their labor cost, more importantly, helps them maximize their asset utilization rate and increase their revenue. For example, by utilizing our solution, an advertising agency can upload its advertisement content from a centralized location to geographically dispersed display terminals keeping its maintenance staff from traveling to each terminal and updating media content manually. In addition, the advertising agency can list its idle terminal assets on Taoping, our resource exchange platform, and lease display terminals to other agencies by location and time slot generating additional revenue from their existing assets.

●	Our solution has high scalability, availability, and flexibility. Because our technology solution is architected from ground up using the latest cloud-computing technology, our system can easily scale up to handle a rapidly increasing amount of data. In addition, as the number of display terminals connected to our network continues to grow, our system is able to handle additional workload and workflows to ensure high availability of each terminal. More importantly, because we own our cloud infrastructure and platform, we have the flexibility of changing or upgrading our software anytime without any constraints.

●	Our solution has a high level of security guarantee. Because we own the entire stack of technology infrastructure and terminals, we have a solid security fortress to prevent hackers from breaking into our system. In addition, because we have over 10 years of experience providing large-scale information systems to the public entities, such as police stations and public security bureaus, we have a track record of protecting our network from security intrusions or breaches. Lastly, to protect ourselves from national security concerns, we have an operational agreement with China’s Internet Oversight Board to inspect and filter all of our advertisement contents before uploading it onto our display network.

●	Our solution combines digital network with physical assets establishing a high barrier to entry than other internet related companies. Our proprietary Cloud-Application-Terminal platform has integrated three layers of technology: cloud storage, application software, and display terminals. Although it is relatively easy for potential competitors to develop software application with technology advancement nowadays, it will take them a considerable amount of time and capital to replicate our nationwide physical network of cloud-based display terminals.

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

As part of transition from the traditional IT business to the cloud-based business, we sold iASPEC’s 100% equity holding in Zhongtian and 54.89% equity holding in Geo in 2015. Proceeds from these sales totaling $19.5 million were invested in the development and market expansion of our new cloud-based business, as well as used to pay off a portion of our short term debts.

In 2017, we completed our business transformation to a leading products and services provider of CAT and IoT technology based digital advertising distribution network and new media resource sharing platform in the Out-of-Home Advertising Market in China. In 2017, we had a net income as a result of a successful transition of our business model. In 2018, we continued to prove the sustainability of the new business model and increased the net income to be approximately $1.9 million.

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

As of December 31, 2018, through our wholly-owned subsidiaries IST and TopCloud, we had 76 registered and copyrighted software products and held 21 patents. In addition, our variable interest entities, including iASPEC, Biznest and Bocom, hold 112 registered and copyrighted software products and 23 patents.

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

Permits and Certificates

Fulfillment of certain information technology system integration contracts with PRC Governmental customers is restricted to entities that possess the necessary government licenses and approvals, which IST does not have. Through our wholly-owned subsidiaries IST, TopCloud and ISIOT, as well as our variable interest entities, we hold the following permits and certificates:

Name	Expiration Date	Company
ISO 9001:2000 Certification	Valid till July 18, 2019	IST
National High-tech Enterprise	Valid till November 1, 2021	IST
National High-tech Enterprise	Valid till January 30, 2020	TopCloud
National High-tech Enterprise	Valid till October 16, 2021	Biznest
ISO 9001 Certification	Valid till November 25, 2019	Bocom
ISO 14001 Certification	Valid till August 9, 2019	Bocom
ROHS Certification	Valid till July 14, 2019	Bocom

Regulations Relating to Foreign Ownership in Value-Added Telecommunications Services

Investment activities in the PRC by foreign investors are mainly governed by the Guidance Catalog of Industries for Foreign Investment (2017 revision), or the Catalog, which was promulgated jointly by MOFCOM and the National Development and Reform Commission, or the NDRC, on June 28, 2017 and entered into force on July 28, 2017. The Catalog divides industries into four categories in terms of foreign investment, which are “encouraged,” “restricted,” and “prohibited,” and all industries that are not listed under one of these categories are deemed to be “permitted.” Establishment of wholly foreign-owned enterprises is generally allowed in encouraged and permitted industries. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. In addition, foreign investment in restricted category projects is subject to government approvals. Foreign investors are not allowed to invest in industries in the prohibited category. Industries not listed in the Catalogue are generally open to foreign investment unless specifically restricted by other PRC regulations.

In June 2018, MOFCOM and NDRC promulgated the Special Management Measures (Negative List) for the Access of Foreign Investment, or the Negative List, effective July 2018. The Negative List expands the scope of permitted industries by foreign investment by reducing the number of industries that fall within the Negative List where restrictions on the shareholding percentage or requirements on the composition of board or senior management still exists. Foreign investment in value-added telecommunications services (except for e-commerce) falls within the Negative List.

In October 2016, MOFCOM issued the Interim Measures for Record-filing Administration of the Establishment and Change of Foreign-invested Enterprises, or FIE Record-filing Interim Measures, most recently amended in July 2017. Pursuant to FIE Record-filing Interim Measures, the establishment and change of foreign-invested enterprises are subject to record-filing procedures, instead of prior approval requirements, provided that such establishment or change does not involve special entry administration measures. If the establishment or change of foreign-invested enterprises matters involve the special entry administration measures, the approval of the Ministry of Commerce or its local counterparts is still required.

Pursuant to the Provisions on Administration of Foreign-Invested Telecommunications Enterprises promulgated by the State Council in December 2001 and most recently amended in February 2016, or the FITE Regulations, the ultimate foreign equity ownership in a value-added telecommunications services provider may not exceed 50%. Moreover, for a foreign investor to acquire any equity interest in a value-added telecommunication business in China, it must satisfy a number of stringent performance and operational experience requirements, including demonstrating good track records and experience in operating value-added telecommunication business overseas. Foreign investors that meet these requirements must obtain approvals from the Ministry of Industry and Information Technology, or MIIT, and MOFCOM or their authorized local counterparts, which retain considerable discretion in granting approvals. MIIT issued the Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, or the MIIT Circular, in July 2006. The MIIT Circular reiterated the regulations on foreign investment in telecommunications businesses, which require foreign investors to set up foreign invested enterprises and obtain telecommunications business operating licenses to conduct any value-added telecommunications business in China. Under the MIIT Circular, a domestic company that holds an telecommunications business operating licenses is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in China.

Pursuant to publicly available information, the PRC government has issued telecommunications business operating licenses to only a limited number of FIEs, most of which are Sino-foreign joint ventures engaging in the value-added telecommunication business. In June 2015, MIIT issued the Circular on Removing the Restrictions on Equity Ratio Held by Foreign Investors in Online Data Processing and Transaction Processing (Operating E-Commerce) Business to amend the relevant provisions in the FITE Regulations, allowing foreign investors to own more than 50% of equity interest in an operator that “conducts e-commerce” business. However, other requirements provided by the Foreign Investment Telecommunications Rules (such as the track record and experience requirement for a major foreign investor) still apply, and foreign investors are still prohibited from holding more than 50% of equity interest in a provider of other subcategories of value-added telecommunications services.

In light of the above restrictions and requirements, we conduct our value-added telecommunications businesses through our consolidated VIEs.

Regulations related to Value-Added Telecommunication Service License

Among all of the applicable laws and regulations, the Telecommunication Regulations of the People’s Republic of China, or the Telecom Regulations, promulgated by the PRS State Council in September 25, 2000 and amended on July 29, 2014 and February 6, 2016 respectively, is the primary governing law, and sets out the general framework for the provision of telecommunications services by domestic PRC companies. Under the Telecom Regulations, telecommunications service providers are required to procure operating licenses prior to their commencement of operations. The Telecom Regulations distinguish “basic telecommunications services” from “value-added telecommunication service” or VATS. VATS are defined as telecommunications and information services provided through public networks. The Telecom Catalogue was issued as an attachment to the Telecom Regulations to categorize telecommunications services as either basic or value-added. In February 2003 and December 2015, the Telecom Catalogue was updated respectively, categorizing online data and transaction processing, information services, among others, as VATS.

The Administrative Measures on Telecommunications Business Operating License, promulgated by the MIIT in 2009 and amended in July 2017, which set forth more specific provisions regarding the types of licenses required to operate VATS, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses. Under these regulations, a commercial operator of VATS must first obtain a VAST License, from the MIIT or its provincial level counterparts, otherwise such operator might be subject to sanctions including corrective orders and warnings from the competent administration authority, fines and confiscation of illegal gains and, in the case of significant infringements, the websites may be ordered to close.

Regulations on Mobile Internet Applications Information Services

Mobile Internet applications and the Internet application store are especially regulated by the Administrative Provisions on Mobile Internet Applications Information Services, or the APP Provisions, which was promulgated by the Cyberspace Administration of China, or the CAC, on June 28, 2016 and entered into force on August 1, 2016. The APP Provisions regulate the APP information and the APP store service providers, and the CAC and local offices of cyberspace administration are responsible for the supervision and administration of nationwide or local APP information respectively.

The APP information service providers shall acquire relevant qualifications in accordance with laws and regulations and fulfil the information security management obligations as follows: (1) shall authenticate the identity information of the registered users including their mobile telephone number and other identity information under the principle that mandatory real name registration at the back-office end, and voluntary real name display at the front-office end; (2) shall establish and perfect the mechanism for the protection of users’ information, and follow the principle of legality, rightfulness and necessity, indicate expressly the purpose, method and scope of collection and use and obtain the consent of users while collecting and using users’ personal information; (3) shall establish and perfect the mechanism for the examination and management of information content, and in terms of any information content released that violates laws or regulations, take such measures as warning, restricting the functions, suspending the update and closing the accounts as the case may be, keep relevant records and report the same to relevant competent authorities; (4) shall safeguard users’ right to know and to make choices when users are installing or using such applications, and shall neither start such functions as collecting the information of users’ positions, accessing users’ contacts, turning on the camera and recording the sound, or any other function irrelevant to the services, nor forcefully install any other irrelevant applications without prior consent of users when noticed expressly; (5) shall respect and protect the intellectual properties and shall neither produce nor release any application that infringes others’ intellectual properties; and (6) shall record the users’ log information and keep the same for 60 days.

We have established necessary mechanisms and adopted data encryption and protection technology in our mobile application to ensure the collection, protection and storage of user information are in compliance with the requirements of the APP Provisions in all material aspects.

Regulations on Internet Information Security

In 1997, the Ministry of Public Security promulgated measures that prohibit use of the internet in ways which, among other things, result in a leakage of state secrets or a spread of socially destabilizing content. If an internet information service provider violates these measures, the Ministry of Public Security and the local security bureaus may revoke its operating license and shut down its websites.

Internet information in China is regulated and restricted from a national security standpoint. The Standing Committee of the National People’s Congress, or the SCNPC, has enacted the Decisions on Maintaining Internet Security on December 28, 2000 and further amended on August 27, 2009, which may subject violators to criminal punishment in China for any effort to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights.

The PRC Cybersecurity Law was promulgated by the SCNPC on November 7, 2016 and became effective on June 1, 2017. Under this regulation, network operators, including online lending information service providers, shall comply with laws and regulations and fulfill their obligations to safeguard security of the network when conducting business and providing services, and take all necessary measures pursuant to laws, regulations and compulsory national requirements to safeguard the safe and stable operation of the networks, respond to network security incidents effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data.

We have, in accordance with relevant provisions on network security of the PRC, established necessary mechanisms to protect information security, including, among others, adopting necessary network security protection technologies such as anti-virus firewalls, intrusion detection and data encryption, keeping record of network logs, and implementing information classification framework.

Regulations on Privacy Protection

The Several Provisions on Regulating the Market Order of Internet Information Services, issued by the MIIT in December 2011, provide that, an internet information service provider may not collect any user personal information or provide any such information to third parties without the consent of a user. An internet information service provider must expressly inform the users of the method, content and purpose of the collection and processing of such user personal information and may only collect such information necessary for the provision of its services. An internet information service provider is also required to properly maintain the user personal information, and in case of any leak or likely leak of the user personal information, online lending service providers must take immediate remedial measures and, in severe circumstances, make an immediate report to the telecommunications regulatory authority.

In addition, pursuant to the Decision on Strengthening the Protection of Online Information issued by the SCNPC in December 2012 and the Order for the Protection of Telecommunication and Internet User Personal Information issued by the MIIT in July 2013, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes.

The Guidelines jointly released by ten PRC regulatory agencies in July 2015 purport, among other things, to require service providers to improve technology security standards, and safeguard user and transaction information. The Guidelines also prohibit service providers from illegally selling or disclosing users’ personal information. Pursuant to the Ninth Amendment to the Criminal Law issued by the SCNPC in August 2015, which became effective in November 2015, any Internet service provider that fails to fulfill the obligations related to Internet information security administration as required by applicable laws and refuses to rectify upon orders is subject to criminal penalty for the result of (i) any dissemination of illegal information in large scale; (ii) any severe effect due to the leakage of the client’s information; (iii) any serious loss of criminal evidence; or (iv) other severe situation, and any individual or entity that (i) sells or provides personal information to others in a way violating the applicable law, or (ii) steals or illegally obtain any personal information is subject to criminal penalty in severe situation.

We have obtained consent from users to collect and use their personal information. While we have taken measures to protect the personal information that we have access to, our security measures could be breached resulting in the leak of such confidential personal information. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity.

Regulations Related to Intellectual Property

The SCNPC and the State Council have promulgated comprehensive laws and regulations to protect trademarks. The Trademark Law of the PRC (2013 revision), or the PRC Trademark Law, promulgated on August 23, 1982 and subsequently amended on February 22, 1993, October 27, 2001 and August 30, 2013 respectively and the Implementation Regulation of the PRC Trademark Law (2014 revision) issued by the State Council on August 3, 2002 and amended on April 29, 2014 are the main regulations protecting registered trademarks. The Trademark Office under the SAIC administrates the registration of trademarks on a “first-to-file” basis, and grants a term of ten years to registered trademarks.

The PRC Copyright Law, adopted in 1990 and revised in 2001, 2010 respectively, with its implementation rules adopted on August 8, 2002 and revised in 2011 and 2013 respectively, and the Regulations for the Protection of Computer Software as promulgated on December 20, 2001 and amended in 2011 and 2013 provide protection for copyright of computer software in the PRC. Under these rules and regulations, software owners, licensees and transferees may register their rights in software with the National Copyright Administration Center or its local branches to obtain software copyright registration certificates.

The MIIT, promulgated the Administrative Measures on Internet Domain Name, or the Domain Name Measures, on August 24, 2017 to protect domain names. According to the Domain Name Measures, domain name applicants are required to duly register their domain names with domain name registration service institutions. The applicants will become the holder of such domain names upon the completion of the registration procedure.

We have adopted necessary mechanisms to register, maintain and enforce intellectual property rights in China. However, we cannot assure you that we can prevent our intellectual property from all the unauthorized use by any third party, neither can we promise that none of our intellectual property rights would be challenged any third party.

Regulations Related to Employment

The PRC Labor Law and the Labor Contract Law require that employers must execute written employment contracts with full-time employees. All employers must compensate their employees with wages equal to at least the local minimum wage standards. Violations of the PRC Labor Law and the Labor Contract Law may result in the imposition of fines and other administrative sanctions, and serious violations may constitute criminal offences.

On December 28, 2012, the PRC Labor Contract Law was amended with effect on July 1, 2013 to impose more stringent requirements on labor dispatch. Under such law, dispatched workers are entitled to pay equal to that of full-time employees for equal work, but the number of dispatched workers that an employer hires may not exceed a certain percentage of its total number of employees as determined by the Ministry of Human Resources and Social Security. Additionally, dispatched workers are only permitted to engage in temporary, auxiliary or substitute work. According to the Interim Provisions on Labor Dispatch promulgated by the Ministry of Human Resources and Social Security on January 24, 2014, which became effective on March 1, 2014, the number of dispatched workers hired by an employer shall not exceed 10% of the total number of its employees (including both directly hired employees and dispatched workers). The Interim Provisions on Labor Dispatch require employers not in compliance with the PRC Labor Contract Law in this regard to reduce the number of its dispatched workers to below 10% of the total number of its employees prior to March 1, 2016.

Enterprises in China are required by PRC laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located. The enterprise may be ordered to pay the full amount within a deadline if it fails to make adequate contributions to various employee benefit plans and may be subject to fines and other administrative sanctions.

Regulations on Foreign Currency Exchange

Under the PRC Foreign Currency Administration Rules promulgated on January 29, 1996 and last amended on August 5, 2008 and various regulations issued by SAFE and other relevant PRC government authorities, payment of current account items in foreign currencies, such as trade and service payments, payment of interest and dividends can be made without prior approval from SAFE by following the appropriate procedural requirements. By contrast, the conversion of RMB into foreign currencies and remittance of the converted foreign currency outside the PRC for the purpose of capital account items, such as direct equity investments, loans and repatriation of investment, requires prior approval from SAFE or its local office.

On February 13, 2015, SAFE promulgated the Circular on Simplifying and Improving the Foreign Currency Management Policy on Direct Investment, effective from June 1, 2015, which cancels the requirement for obtaining approvals of foreign exchange registration of foreign direct investment and overseas direct investment from SAFE. The application for the registration of foreign exchange for the purpose of foreign direct investment and overseas direct investment may be filed with qualified banks, which, under the supervision of SAFE, may review the application and process the registration.

The Circular of the SAFE on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, or SAFE Circular 19, was promulgated on March 30, 2015 and became effective on June 1, 2015. According to SAFE Circular 19, a foreign-invested enterprise may, according to its actual business needs, settle with a bank the portion of the foreign exchange capital in its capital account for which the relevant foreign exchange bureau has confirmed monetary contribution rights and interests (or for which the bank has registered the account-crediting of monetary contribution). For the time being, foreign-invested enterprises are allowed to settle 100% of their foreign exchange capitals on a discretionary basis; a foreign-invested enterprise shall truthfully use its capital for its own operational purposes within the scope of business; where an ordinary foreign-invested enterprise makes domestic equity investment with the amount of foreign exchanges settled, the invested enterprise shall first go through domestic re-investment registration and open a corresponding Account for Foreign Exchange Settlement Pending Payment with the foreign exchange bureau (bank) at the place of registration. The Circular of the SAFE on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, was promulgated and became effective on June 9, 2016. According to SAFE Circular 16, enterprises registered in PRC may also convert their foreign debts from foreign currency into Renminbi on self-discretionary basis. SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on self—discretionary basis, which applies to all enterprises registered in the PRC. SAFE Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope and may not be used for investments in securities or other investment with the exception of bank financial products that can guarantee the principal within the PRC unless otherwise specifically provided. Besides, the converted Renminbi shall not be used to make loans for related enterprises unless it is within the business scope or to build or to purchase any real estate that is not for the enterprise own use with the exception for the real estate enterprise.

On January 26, 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or SAFE Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profits from domestic entities to offshore entities, including (i) banks must check whether the transaction is genuine by reviewing board resolutions regarding profit distribution, original copies of tax filing records and audited financial statements, and (ii) domestic entities must retain income to account for previous years’ losses before remitting any profits. Moreover, pursuant to SAFE Circular 3, domestic entities must explain in detail the sources of capital and how the capital will be used, and provide board resolutions, contracts and other proof as a part of the registration procedure for outbound investment.

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

SAFE issued the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, which became effective in July 2014, to replace the Circular of the State Administration of Foreign Exchange on Issues Concerning the Regulation of Foreign Exchange in Equity Finance and Roundtrip Investments by Domestic Residents through Offshore Special Purpose Vehicles, to regulate foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China. SAFE Circular 37 defines a SPV as an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate onshore or offshore assets or interests, while “round trip investment” is defined as direct investment in China by PRC residents or entities through SPVs, namely, establishing foreign-invested enterprises to obtain the ownership, control rights and management rights. SAFE Circular 37 stipulates that, prior to making contributions into an SPV, PRC residents or entities be required to complete foreign exchange registration with SAFE or its local branch. In addition, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015, which amended SAFE Circular 37 and became effective on June 1, 2015, requiring PRC residents or entities to register with qualified banks rather than SAFE in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

PRC residents or entities who had contributed legitimate onshore or offshore interests or assets to SPVs but had not obtained registration as required before the implementation of the SAFE Circular 37 must register their ownership interests or control in the SPVs with qualified banks. An amendment to the registration is required if there is a material change with respect to the SPV registered, such as any change of basic information (including change of the PRC residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, and mergers or divisions. Failure to comply with the registration procedures set forth in SAFE Circular 37 and the subsequent notice, or making misrepresentation on or failure to disclose controllers of the foreign-invested enterprise that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the relevant foreign-invested enterprise, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations. See “Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiary to liability or penalties, limit our ability to inject capital into our PRC subsidiary or limit our PRC subsidiary’s ability to increase their registered capital or distribute profits.”

Regulations on Stock Incentive Plans

SAFE promulgated the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, or the Stock Incentive Plan Notice, in February 2012, replacing the previous rules issued by SAFE in March 2007. Pursuant to the Stock Incentive Plan Notice and other relevant rules and regulations, PRC residents participating in stock incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branches and follow certain other procedures. Participants of a stock incentive plan who are PRC residents must conduct the SAFE registration and other procedures with respect to the stock incentive plan through a qualified PRC agent, which could be a PRC subsidiary of the overseas publicly listed company or another qualified institution appointed by the PRC subsidiary. In addition, the PRC agent is required to update the relevant SAFE registration should there be any material change to the stock incentive plan, the PRC agent or other material changes. The PRC agent must, on behalf of the PRC residents who have the right to exercise the employee stock options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents’ exercise of the employee stock options. The foreign exchange proceeds received by the PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in the PRC opened by the PRC agents prior to distribution to such PRC residents.

We have adopted an equity incentive plan in 2016, under which we will have the discretion to award incentives and rewards to eligible participants. We have advised the recipients of awards under our equity incentive plan to handle relevant foreign exchange matters in accordance with the Stock Incentive Plan Notice. However, we cannot guarantee that all employee awarded equity-based incentives can successfully register with SAFE in full compliance with the Stock Incentive Plan Notice. See “Risk Factors—Risks Relating to Doing Business in China—Any failure to comply with PRC regulations regarding employee share incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.”

Regulations on Dividend Distribution

Distribution of dividends of foreign investment enterprises are mainly governed by the Foreign Investment Enterprise Law, issued in 1986 and amended in 2000 and 2016 respectively, and the Implementation Rules under the Foreign Investment Enterprise Law, issued in 1990 and amended in 2001 and 2014 respectively. Under these regulations, foreign investment enterprises in the PRC may distribute dividends only out of their accumulative profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, no less than 10% of the accumulated profits of the foreign investment enterprises in the PRC are required to be allocated to fund certain reserve funds each year unless these reserves have reached 50% of the registered capital of the enterprises. A PRC company is not permitted to distribute any profits until any losses from previous fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year. Under our current corporate structure, our BVI holding company may rely on dividend payments from IST, which is a wholly foreign-owned enterprise incorporated in China, to fund any cash and financing requirements we may have. Limitation on the ability of our consolidated VIEs to make remittance to IST and on the ability of IST to pay dividends to us could limit our ability to access cash generated by the operations of those entities. See “Risk Factors—Risks Relating to Doing Business in China—— Restrictions under PRC law on our PRC subsidiaries’ ability to make dividends and other distributions could materially and adversely affect our ability to grow, make investments or acquisitions that could benefit our business, pay dividends to you, and otherwise fund and conduct our business.”

Regulations on Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including MOFCOM, the SASAC, the State Administration of Taxation, the SAIC, the CSRC and SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009. The M&A Rules, among other things, require that (i) PRC entities or individuals obtain MOFCOM approval before they establish or control a SPV overseas, provided that they intend to use the SPV to acquire their equity interests in a PRC company at the consideration of newly issued share of the SPV, or Share Swap, and list their equity interests in the PRC company overseas by listing the SPV in an overseas market; (ii) the SPV obtains MOFCOM’s approval before it acquires the equity interests held by the PRC entities or PRC individual in the PRC company by Share Swap; and (iii) the SPV obtains CSRC approval before it lists overseas. See “Risk Factors—Risks Relating to Doing Business in China— We may be unable to complete a business combination transaction efficiently or on favorable terms due to complicated merger and acquisition regulations which became effective on September 8, 2006.”

Dividend Withholding Tax

In March 2007, the National People’s Congress enacted the Enterprise Income Tax Law which became effective on January 1, 2008 and amended on February 24, 2017. According to Enterprise Income Tax Law, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign enterprise investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential withholding arrangement. Pursuant to the Notice of the State Administration of Taxation on Negotiated Reduction of Dividends and Interest Rates, issued on January 29, 2008 and supplemented and revised on February 29, 2008, and the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income, which became effective on December 8, 2006 and applicable to income derived in any year of assessment commencing on or after April 1, 2007 in Hong Kong and in any year commencing on or after January 1, 2007 in the PRC, such withholding tax rate may be lowered to 5% if a Hong Kong enterprise is deemed the beneficial owner of any dividend paid by a PRC subsidiary by PRC tax authorities and holds at least 25% of the equity interest in that particular PRC subsidiary at all times within the 12-month period immediately prior to the distribution of the dividends. Furthermore, pursuant to the Announcement on Issues concerning “Beneficial Owners” in Tax Treaties issued on February 3, 2018 by the State Administration of Taxation, when determining the status of “beneficial owners,” a comprehensive analysis may be conducted through materials such as articles of association, financial statements, records of capital flows, minutes of board of directors, resolutions of board of directors, allocation of manpower and material resources, the relevant expenses, functions and risk assumption, loan contracts, royalty contracts or transfer contracts, patent registration certificates and copyright certificates, etc. However, even if an applicant has the status as a “beneficiary owner,” if the competent tax authority finds necessity to apply the principal purpose test clause in the tax treaties or the general anti-tax avoidance rules stipulated in domestic tax laws, the general anti-tax avoidance provisions shall apply.

Enterprise Income Tax

In December 2007, the State Council promulgated the Implementing Rules of the Enterprise Income Tax Law, or the Implementing Rules, which became effective on January 1, 2008. The Enterprise Income Tax Law and its relevant Implementing Rules (i) impose a uniform 25% enterprise income tax rate, which is applicable to both foreign invested enterprises and domestic enterprises (ii) permits companies to continue to enjoy their existing tax incentives, subject to certain transitional phase-out rules and (iii) introduces new tax incentives, subject to various qualification criteria.

The Enterprise Income Tax Law also provides that enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore be subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The Implementing Rules further define the term “de facto management body” as the management body that exercises substantial and overall management and control over the production and operations, personnel, accounts and properties of an enterprise. If an enterprise organized under the laws of jurisdiction outside China is considered a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, it would be subject to the PRC enterprise income tax at the rate of 25% on its worldwide income. Second, a 10% withholding tax would be imposed on dividends it pays to its non-PRC enterprise shareholders and with respect to gains derived by its non-PRC enterprise shareholders from transfer of its shares.

On October 17, 2017, the State Administration of Taxation issued the Bulletin on Issues Concerning the Withholding of Non-PRC Resident Enterprise Income Tax at Source, or Bulletin 37, which replaced the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises issued by the State Administration of Taxation on December 10, 2009, and partially replaced and supplemented rules under the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 7, issued by the State Administration of Taxation on February 3, 2015. Under Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. In respect of an indirect offshore transfer of assets of a PRC establishment, the relevant gain is to be regarded as effectively connected with the PRC establishment and therefore included in its enterprise income tax filing, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immoveable properties in China or to equity investments in a PRC resident enterprise, which is not effectively connected to a PRC establishment of a non-resident enterprise, a PRC enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Pursuant to Bulletin 37, the withholding party shall declare and pay the withheld tax to the competent tax authority in the place where such withholding party is located within 7 days from the date of occurrence of the withholding obligation. Both Bulletin 37 and Bulletin 7 do not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange. See “Risk Factors—Risks Relating to Doing Business in China—We and our shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises or other assets attributed to a Chinese establishment of a non-Chinese company, or immovable properties located in China owned by non-Chinese companies.”

Value-Added Tax

In November 2011, the Ministry of Finance and the State Administration of Taxation promulgated the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax, or the Pilot Plan. In March 2016, the Ministry of Finance and the State Administration of Taxation further promulgated the Notice on Fully Promoting the Pilot Plan for Replacing Business Tax by Value-Added Tax. Pursuant to the Pilot Plan and the relevant notice, VAT at a rate of 6% is generally imposed, on a nationwide basis, on the revenue generated from the provision of service in lieu of business tax in the modern service industries. VAT of a rate of 6% applies to revenue derived from the provision of some modern services. Unlike business tax, a taxpayer is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the modern services provided.

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

Our executive offices are located at 21st Floor, Everbright Bank Building, Zhuzilin, Futian District, Shenzhen, China, for which IST currently has property use rights. Our executive offices consist of approximately 1,200 square meters, all of which are dedicated to administrative office spaces. Our other properties primarily consist of computer equipment, servers, licensed software, furniture and fixtures. We currently do not have any intention to make large scale improvements or developments with respect to these properties. This office facility property is currently collateralized for our certain short-term bank loans.

Biznest lease offices, employee dormitories, and factory space in Luoyang and Xiamen in the PRC, pursuant to lease agreements that expired on various dates through December 2018. The Company currently does not have long term leases. For the years ended December 31, 2018, 2017, and 2016, we paid rent in an amount of approximately $4,000, $81,000 and $95,000, respectively.

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

A. Operating Results

Overview

We are a leading provider of integrated cloud-based platform, resource sharing, and big data solutions to the Chinese new media, education residential community management, and elevator IoT industries. Our Internet ecosystem enables all participants of the new media community to efficiently promote brands, disseminate information, and share resources. In addition, we provide a broad portfolio of software, hardware and fully integrated solutions, including information technology infrastructure, Internet-enabled display technologies to customers in government, education, healthcare, media, transportation, and other private sectors.

We were founded in 1993 and are headquartered in Shenzhen, China. As of December 31, 2018, we had approximately 116 full-time employees.

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

Since 2014, we generated revenues from sales of hardware products, software products, system integration services, and related maintenance and supporting services. Starting in 2015, with the introduction of our cloud-based software as a service (SaaS) offering, we generated additional recurring monthly revenues from SaaS fees. The revenue from SaaS was still small in 2018, which is expected to pick up quickly in future years along with the large-scale roll-out of our cloud-based new media terminals.

In May 2017, we completed the business transformation and rolled out CAT and IoT technology based digital ads distribution network and new media resource sharing platform in the Out-of-Home Advertising Market. In 2017 and 2018, we generated most revenue from selling fully integrated ads display terminals. The remaining revenue was generated from other software products and services in 2017 and 2018.

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

Taxation

TAOP and THL were incorporated in the BVI, and not subject to taxation in that jurisdiction. Under the “anti-inversion” rules of Section 7874 of the U.S. Internal Revenue Code, TAOP is treated for U.S. federal taxation purpose as a U.S. corporation and, accordingly, is subject to U.S. federal income tax on its worldwide income with a maximum income tax rate of 21%.

No provision for income tax in the United States has been made as TAOP has no taxable income in the United States.

IST HK, and our former subsidiary, HPC Electronics (China) Co., Limited (“HPC”) were incorporated in Hong Kong and subject to a Hong Kong Profits Tax of 16.5% according to the current Hong Kong tax laws.

Under the Chinese EIT Law, IST and TopCloud, are approved as High Technology Enterprises and respective income tax rates were reduced to 15%. Biznest is approved as software enterprises and enjoys EIT at the tax rate of 12.5%. ISIOT, iASPEC and Bocom are subject to regular EIT at 25%.

Business Segment Information

Segment information is consistent with how management reviews business health, makes investment, allocates resources and assesses operating performances. Transfers and sales between reportable segments, if any, are recorded at cost.

We report financial and operational information in the following two segments:

(1)	Cloud-based Technology (“CBT”) segment — The CBT segment is our current and future focus of corporate development. It includes our cloud-based products and services offered to private sectors, including new media, healthcare, education, and residential community management. In this segment, we generate revenues from sales of hardware and total solutions consisting of integrated hardware and proprietary software along with platform content as well as from designing and developing software products specifically customized for private sector customers’ needs for a fixed price.

(2)	Traditional Information Technology (“TIT”) segment — The TIT segment includes our project-based technology products and services sold to the public sector, including Digital Public Security Technology (DPST) and Multi- screen Digital Display System (MDDS). In this segment, we generate revenues from sales of hardwares and systems integration services.

For more information regarding our operating segments, see Note 19 (Consolidated Segment Data) to our audited consolidated financial statements included elsewhere in this report.

Results of Operations

Comparison of Years Ended December 31, 2018 and 2017

The following table sets forth key components of our results of operations for fiscal years ended December 31, 2018 and 2017, both in dollars and as a percentage of our revenue.

	For the Year Ended
	December 31, 2018		December 31, 2017
	Amount	% of Revenue	Amount	% of Revenue
Revenue	$20,578,340	100.00%	$18,189,274	100.00%
Costs of revenue	10,924,246	53.09%	9,867,508	54.25%
Gross profit	9,654,094	46.91%	8,321,766	45.75%
Administrative expenses	(4,299,820)	(20.89)%	(3,621,570)	(19.91)%
Research and development expenses	(4,756,088)	(23.11)%	(4,031,313)	(22.16)%
Selling expenses	(429,362)	(2.09)%	(1,119,586)	(6.16)%
Income (Loss) from operations	168,824	0.82%	(450,703)	(2.48)%
Subsidy income	556,187	2.70%	476,517	2.62%
Other income (loss), net	400,566	1.95%	281,556	1.55%
Interest income	36,381	0.18%	7,900	0.04%
Interest expense	(484,403)	(2.35)%	(450,024)	(2.47)%
Change in fair value of warrants liability	-	-	3,720	0.02%
Income (loss) before income taxes	677,555	3.29%	(131,034)	(0.72)%
Income tax benefit	1,201,231	5.84%	1,070,343	5.88%
Net Income	1,878,786	9.13%	939,309	5.16%
Less: net (income) attributable to non-controlling interest	(186,803)	(0.91)%	(80,704)	(0.44)%
Net income attributable to Company	$1,691,983	8.22%	$858,605	4.72%

Revenue. We generate revenues from selling hardware, software, system integration, and other technology-related services to customers including Shenzhen Taoping New Media Co., Ltd. and its affiliates. Shenzhen Taoping New Media Co., Ltd is controlled by our CEO, Mr. Lin. We have identified Shenzhen Taoping New Media Co., Ltd. and its affiliates as related parties. For the year ended December 31, 2018, our total revenue was $20.6 million, of which approximately $9.5 million was from related parties, compared to total revenue of $18.2 million for the year ended December 31, 2017, an increase of $2.4 million, or 13.1%. The increase was primarily due to the successful execution of our business model by the creation of “Taoping Chain” and the establishment of a nationwide sales network through Taoping Alliance, which in result drove our sales in 2018. From May 2017, we have rolled out and offered interactive ads display terminals, digital ads distribution system, and advertising resource sharing platform to the customers in the private sector.

In addition, we generated revenue from system maintenance service to our customers and rental income from leasing our office facilities to other third parties, which was categorized as “Revenue-Others”.

The following table shows our revenue, percentage of revenue, cost of revenue and gross margin, by revenue categories:

	Year Ended December 31, 2018				Year Ended December 31, 2017
		% of	Cost of	Gross		% of	Cost of	Gross
	Revenue	Revenue	Revenue	Margin	Revenue	Revenue	Revenue	Margin
Products	$15,919,288	77.36%	9,808,837	38.38%	$13,415,270	73.75%	$8,973,539	33.11%
Software	3,083,312	14.98%	783,702	74.58%	3,441,582	18.92%	733,617	78.68%
System Integration	-	-%	227,677	-%	390,465	2.15%	135,224	65.37%
Others	1,575,740	7.66%	104,030	93.40%	941,957	5.18%	25,128	97.33%
Total	$20,578,340	100.00%	10,924,246	46.91%	$18,189,274	100.00%	$9,867,508	45.75%

A breakdown of revenue, percentage of revenue, cost of revenue and gross margin by segments is as follows:

	Year Ended December 31, 2018				Year Ended December 31, 2017
		% of	Cost of	Gross		% of	Cost of	Gross
	Revenue	Revenue	Revenue	Margin	Revenue	Revenue	Revenue	Margin
TIT Segment	$383,419	1.86%	726,572	(89.50)%	$1,239,001	6.81%	771,745	37.71%
CBT Segment	20,194,921	98.14%	10,197,674	49.50%	16,950,273	93.19%	9,095,763	46.34%
Total	$20,578,340	100.00%	10,924,246	46.91%	$18,189,274	100.00%	9,867,508	45.75%

Cost of revenue and gross profit. As indicated in the tables above, our cost of revenue increased by $1.1 million, or 10.71%, to $11.0 million, for the year ended December 31, 2018, from $9.9 million for the year ended December 31, 2017. As a percentage of revenue, our cost of revenue decreased to 53.09% during the year ended December 31, 2018, from 54.25% during the year ended December 31, 2017. As a result, gross profit as a percentage of revenue increased to 46.91% for the year ended December 31, 2018, from 45.75% for the year ended December 31, 2017. The slight increase in the overall gross margin primarily resulted from the further increase in product mix of our new products and services offered to customers in the private sector. Our new products and services mainly consist of the CAT and IoT based interactive ads display terminals, digital ads distribution platform, and digital ads distribution service. We have outsourced production for our CAT and IoT technology based ads display terminals that has provided significant cost savings. We have also generated revenue from sales of software related products and services, which have resulted in a high gross margin.

Administrative expenses. Our administrative expenses consist primarily of compensation and benefits for our general management, finance and administrative staff, professional consulting fees, audit fees, bad debt provision, depreciation of new software and other expenses incurred in connection with general operations. Our administrative expenses increased by $0.7 million, or 18.73%, to $4.3 million for the year ended December 31, 2018, from $3.6 million for the year ended December 31, 2017. As a percentage of revenue, administrative expenses increased to 20.89% for 2018, from 19.91% for 2017. Such increase was primarily due to the re-classification of foreign currency exchange gain (loss) caused by intercompany balances in 2018 from administrative expenses to other comprehensive income, resulting in an increase of $0.7 million, and an increase of $0.4million of provision for doubtful account receivables.

Research and development expenses. Our research and development expenses consist primarily of personnel related expenses, as well as costs associated with new software and hardware development and enhancement. Our research and development expenses increased by $0.8 million, or 17.98%, to $4.8 million for the year ended December 31, 2018, from $4.0 million for the year ended December 31, 2017. Such increase was primarily due to increase in payroll and benefits for R&D staff, as a result of an increase in headcount, and the depreciation of software newly purchased in 2018 and software is used for the digital ads distribution and sharing platform servicing our customers to efficiently and cost effectively promote their branding. As a percentage of revenue, research and development expenses increased to 23.11% for 2018, from 22.16% in 2017.

Selling expenses. Our selling expenses consist primarily of the compensation and benefits to our sales and marketing staff, traveling costs, and other selling activities related costs. Our selling expenses decreased by $0.7 million, or 61.65%, to $0.4 million for the year ended December 31, 2018, from $1.1 million for the year ended December 31, 2017. This decrease was due to the reduction of certain marketing and branding activities. Since we have built our own nationwide ad display terminal network with Taoping Alliance, we were able to promote our brand at less selling and marketing expenses in 2018.

Subsidy income. Because we have developed a number of new products that are promoted and designated by the Chinese government as highly innovative technology, we received governmental subsidies of $0.6 million and $0.5 million in years ended December 31, 2018 and 2017, respectively, including the VAT tax refund.

Other (loss) income. Net other income for the year ended December 31, 2018 was approximately $0.4 million, compared to net other income of approximately $0.3 million in 2017. The net other income increase of $0.1 million was due to that the other income decreased by $0.3 million, offset by the decrease of $0.4 million in other loss. The decrease in other income was mainly attributed to the decrease in other income arised from write off of long-aged payables and collection of accounts receivable written off in prior years. The decrease in other loss was attributed to reassessment of prior years’ other taxes occurred in 2017.

Interest expense. Interest expense for the year ended December 31, 2018 was approximately $0.5 million, compared to interest expense of approximately $0.5 million in 2017, consistent with outstanding short-term bank loans for both years.

Income tax expense. We recorded income tax benefit of $1.2 million for the year ended December 31, 2018, as compared to $1.1 million of income tax benefit in 2017, primarily as a result of true-up accrual of income tax payable in the prior years.

Change in fair value of warrants liability. Series A warrants expired without exercise on May 26, 2018. In 2017, we recorded a gain of approximately $3,000 from change in the fair value of the warrant derivative liability.

Net income attributable to Company. As a result of the cumulative effect of the foregoing factors, we had a net income attributable to the Company of $1.7 million for the year ended December 31, 2018, as compared to a net income of $0.9 million for the year ended December 31, 2017.

Comparison of Years Ended December 31, 2017 and 2016

The following table sets forth key components of our results of operations for fiscal years ended December 31, 2017 and 2016, both in dollars and as a percentage of our revenue.

	December 31, 2017		December 31, 2016
	Amount	% of Revenue	Amount	% of Revenue
Revenue	$18,189,274	100.00%	$10,193,590	100.00%
Costs of revenue	9,867,508	54.25%	7,607,190	74.63%
Gross profit	8,321,766	45.75%	2,586,400	25.37%
Administrative expenses	(3,621,570)	(19.91)%	(8,342,842)	(81.84)%
Research and development expenses	(4,031,313)	(22.16)%	(3,044,972)	(29.87)%
Selling expenses	(1,119,586)	(6.16)%	(1,334,147)	(13.09)%
Impairment of intangible assets and goodwill	-	-	(4,442,367)	(43.58)%
Loss from operations	(450,703)	(2.48)%	(14,577,928)	(143.01)%
Subsidy income	476,517	2.62%	223,166	2.19%
Loss on disposal of consolidated entities	-	-	(575,956)	(5.65)%
Loss on sale of deposits for land use right	-	-	(2,762,033)	(27.10)%
Other income (loss), net	281,556	1.55%	(326,546)	(3.20)%
Interest income	7,900	0.04%	17,420	0.17%
Interest expense	(450,024)	(2.47)%	(498,931)	(4.89)%
Change in fair value of warrants liability	3,720	0.02%	34,175	0.34%
Loss before income taxes	(131,034)	(0.72)%	(18,466,633)	(181.16)%
Income tax benefit (expense)	1,070,343	5.88%	(57,844)	(0.57)%
Income (loss)	939,309	5.16%	(18,524,477)	(181.73)%
Less: net (income) loss attributable to non- controlling interest	(80,704)	(0.44)%	353,876	3.47%
Net income (loss) attributable to Company	$858,605	4.72%	$(18,170,601)	(178.26)%

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

The following table shows our revenue, percentage of revenue, cost of revenue and gross margin, by revenue categories:

	Year Ended December 31, 2017				Year Ended December 31, 2016
		% of	Cost of	Gross		% of	Cost of	Gross
	Revenue	Revenue	Revenue	Margin	Revenue	Revenue	Revenue	Margin
Products	$13,415,270	73.75%	8,973,539	33.11%	$6,553,090	64.29%	$5,512,305	15.88%
Software	3,441,582	18.92%	733,617	78.68%	2,347,197	23.03%	921,432	60.74%
System Integration	390,465	2.15%	135,224	65.37%	628,880	6.17%	1,078,103	(71.43)%
Others	941,957	5.18%	25,128	97.33%	664,423	6.51%	95,350	85.65%
Total	$18,189,274	100.00%	9,867,508	45.75%	$10,193,590	100.00%	$7,607,190	25.37%

A breakdown of revenue, percentage of revenue, cost of revenue and gross margin by segments is as follows:

	Year Ended December 31, 2017				Year Ended December 31, 2016
		% of	Cost of	Gross		% of	Cost of	Gross
	Revenue	Revenue	Revenue	Margin	Revenue	Revenue	Revenue	Margin
TIT Segment	$1,239,001	6.81%	771,745	37.71%	$1,488,882	14.61%	2,410,596	(61.91)%
CBT Segment	16,950,273	93.19%	9,095,763	46.34%	8,704,708	85.39%	5,196,594	40.30%
Total	$18,189,274	100.00%	9,867,508	45.75%	$10,193,590	100.00%	7,607,190	25.37%

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

Loss on sale of deposits for land-use right. In September 2016, due to the shift of business strategy and transformation of our business, we terminated the purchase agreement with Dongguan municipal government for purchase of a piece of land located in Dongguan. In addition, we sold the land-use right deposit receivable of approximately $13.2 million without recourse to an unrelated party, in a consideration of approximately $10.4 million with an installment payment plan until December 31, 2019. The sale of deposit receivable resulted in a loss of approximately $2.8 million for the year ended December 31, 2016.

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

Revenue Recognition

Beginning January 1, 2018, the Company has adopted the ASU 2014-09, Topic 606, “Revenue from Contracts with Customers” and its related amendments (collectively referred to as “ASC 606”) for its new revenue recognition accounting policy that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The adoption of the new revenue recognition standard has no material impact on the Company’s consolidated financial statements for any periods prior to 2018. Therefore prior period amounts are not adjusted.

The Company generates its revenues primarily from three sources: (1) hardware sales, (2) software sales, and (3) system integration. Revenue is recognized when obligations under the terms of a contract with our customers are satisfied; and generally occurs upon delivery of the goods and services.

Hardware sales

Hardware revenues are generated primarily from the sale of Cloud-Application-Terminal based digital ads display terminals with integrated software essential to the functionality of the hardware to our customers (inclusive of related parties). Although manufacturing of the hardware has been outsourced to the Company’s OEM suppliers, the Company has acted as the principal of the contract. The Company has indicated that it may from time to time provide future unspecified software upgrades to the hardware products’ essential software, which is expected to be infrequent and, free of charge. Non-software service is mainly the one-time training session provided to the customer to familiarize them with the software operation upon the customer’s initial introduction to the software platform. The costs of providing infrequent software upgrade and training provided to the customer for familiarizing the software operations are de minimis. As a result, the Company does not allocate transaction price to software upgrade and customer training. Hardware sales are classified as “Revenue-Products” on the Company’s consolidated statement of operations.

Software sales

Customers in the private sector contract the Company to design and develop software products specifically customized for their needs for a fixed price. Software development projects usually include developing software, integrating various isolated software systems into one, and testing the system. The design and build services, together with the integration of the various elements, are generally determined to be essential to the functionality of the delivered software. The contracted price is usually paid in installments based on progression of the project or at the delivery of the software. The Company usually provides non-software services including after-sale support, technical training. The technical training only occurs at the introduction of the software. The software is highly specialized and stable, after-sale support and subsequent upgrade or enhancement are infrequent. The Company has estimated the costs associated with the non-software performance obligations and concludes that these obligations are de minimis to the overall contract. Therefore, the Company does not further allocate transaction price.

The Company usually completes the customized software contracts in less than 12 months and recognizes the revenue at the point of delivery because the Company does not have an enforceable right to payment for performance completed to date. Revenues from software development contracts are classified as “Revenue-Software” on the Company’s consolidated statement of operations.

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

As a result of the Company’s business transformation from a traditional IT business solution provider to a provider of integrated Cloud-Application-Terminal based products and services, system integration services have been phased out. Collection of residual contract transaction prices from the previously completed performance obligations only accounted for about 2% of the Company’s 2017 consolidated revenue. System integration services generated no revenue for the year ended December 31, 2018. Therefore, system integration services will have immaterial impact, if any, to the Company’s revenue recognition upon adoption of ASC 606.

Other Revenue

The Company also reports other revenue which comprises revenue generates from other hardware maintenance services, network maintenance services, rental income, and miscellaneous income.

Revenue is recognized when performance obligations are satisfied upon competition of the services. No contract costs associate with elements of other revenue.

Contract balances

The Company records advances from customers when cash payments are received or due in advance of our performance. For the years ended December 31, 2018 and 2017, the Company recognized revenue of $1,290,000 and $1,430,000, respectively, that was included in the advances from customers balance at the beginning of each reporting period.

Practical expedients and exemptions

The Company generally expenses sales commissions if any incurred because the amortization period would have been one year or less. In many cases, the Company is approached by customers for customizing software products for their specific needs without incurring significant selling expenses.

The Company does not disclose the value of unsatisfied performance obligations for contracts with an original expected length of one year or less.

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

B. Liquidity and Capital Resources

As of December 31, 2018, we had cash and cash equivalents of $1.7 million.

In previous years, with respect to private-sector customers, we generally provided for a payment term of 90 days. For certain strategic customers, we extended the payment term up to 120 days.

In 2018, our management continued to perform ongoing credit evaluations for potential credit losses based upon our loss history and our aging analysis, and decided to extend further credit for certain high quality customers due to the slow-down of macro economy and for the purpose of nationwide market penetration strategy. We estimated that the amount of probable credit losses in existing accounts receivable was equal to the allowance for doubtful accounts of $3.7 million as of December 31, 2018 and $3.0 million at December 31, 2017. The following table describes the movement in the allowance for doubtful accounts during the year ended December 31, 2018:

Balance at January 1, 2018	$2,981,705
Increase in allowance for doubtful accounts	862,644
Foreign exchange difference	(160,507)
Balance at December 31, 2018	$3,683,842

The following table summarizes the key cash flow components from our consolidated statements of cash flows for the periods indicated.

Cash Flows

	Year Ended December 31,
	2018	2017	2016
Net cash provided by (used in) operating activities	$2,473,802	$4,540,249	$(2,821,053)
Net cash (used in) provided by investing activities	(4,066,939)	(3,775,219)	9,102,582
Net cash provided by (used in) financing activities	176,786	(485,486)	(7,153,747)
Effects of exchange rate changes on cash and cash equivalents	(191,197)	(771,111)	837,747
Net decrease in cash and cash equivalents	(1,607,548)	(491,567)	(34,471)
Cash and cash equivalents at beginning of the year	3,260,808	3,752,375	3,786,846
Cash and cash equivalents at end of the year	$1,653,260	$3,260,808	$3,752,375

Operating Activities

Net cash provided by operating activities was $2.5 million for the year ended December 31, 2018, and net cash provided by operating activities was $4.5 million for the year ended December 31, 2017. Net cash used in operating activities was $2.8 million for the year ended December 31, 2016. As a result of a successful transformation of our business, we had a net income of $1.9 and $0.9 million in 2018 and 2017, respectively, comparing to a net loss of $18.5 million for 2016.

Investing Activities

Net cash used in investing activities was $4.1 million for the year ended December 31, 2018, and net cash used in investing activities was $3.8 million for the year ended December 31, 2017. Net cash provided by investing activities was $9.1 million for the year ended December 31, 2016. The change in cash provided by operating activities was primarily due to $12.3 million of cash received from the sale of our equity interests in Wuda Geoinformatics Co., Ltd. and Shenzhen IASPEC Zhongtian Software. Co., Ltd. in 2016.

Financing Activities

Net cash provided by financing activities was $0.2 million for the year ended December 31, 2018 mainly attributable to short-term bank borrowings receipts of $6.8 million and issued common stock receipts of $1.5 million offset by $8.2 million in repayment of short-term loans. Net cash used in financing activities was $0.5 million for the year ended December 31, 2017 mainly attributable to short-term bank borrowings receipts of $8.9 million offset by $9.4 million in repayment of short-term loans. Net cash used in financing activities was $7.2 million for the year ended December 31, 2016 mainly attributable to short-term bank borrowings receipts of $10.5 million offset by $17.1 million in repayment of short-term loans.

Loan Facilities

As of December 31, 2018 and 2017, our loan facilities were as follows:

Short-term bank loans

	December 31,
	2018	2017
Secured short-term loans	$6,082,574	$7,817,610
Total short-term bank loans	$6,082,574	$7,817,610

Management’s Plans

As a result of a successful transformation of our business, we had a positive cash flow of $2.5 million and $4.5 million from operating activities for the year ended December 31, 2018 and 2017, respectively. Our working capital was $4.9 million as of December 31, 2018, a significant improvement comparing to a working capital deficiency of $1.5 million as of December 31, 2017. The Company had limited income from operations of approximately $0.2 million and a loss from operations of approximately $0.5 million for the years ended December 31, 2018 and 2017, respectively. The Company had significant accumulated deficit of approximately $170.9 million and $172.4 million as of December 31, 2018 and 2017, respectively. We will continue implementing the business plan developed in 2015 that has encompassed seven strategies: 1) redirect our resources to selling high-margin standardized Cloud-Application-Terminal and IoT based hardware and software solutions; 2) streamline our purchase order management process to reduce inventory; 3) control our cost structure; 4) obtain additional government subsidies for developing new and innovative cloud-based software solutions; 5) reduce our short-term liabilities and debt burden; 6) further expand our CAT and IoT based product offerings and market coverage in Out-of-Home digital advertising market, in which the company has established solid R&D capability. Our new products and services offered to the Out-of-Home digital advertising market have proven to be successful and sustainable. The management strongly believes that we will continue to improve our market share and financial performance in 2019 and beyond. In addition, management believes it has the ability, if needed, to obtain additional credit lines from local banks to provide capital needs for market expansions by using the title of its office facility as collateral. Management believes that our current cash and cash equivalents, anticipated cash flows from operations will sustain our operations and business expansion.

We may, however, require additional cash due to changes in business conditions or other future developments, including investments or acquisitions we may have decided to pursue. If our existing cash and amounts available under existing credit facilities are insufficient to meet our needs, we may seek to sell additional equity securities, debt securities, or borrow funds from lending institutions. We can make no assurances that financing will be available for the amounts we need, or on terms commercially acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would dilute the interests of our current shareholders. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations, and could result in operating and financial covenants that restrict our operations and our ability to quickly expand our business in different geographic regions. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may be delayed. Therefore, substantial doubt exists about the Company’s ability to contributes as a going concern.

Intercompany Transfers

Our subsidiaries organized in the PRC may pay dividends only out of their accumulated profits. Our PRC subsidiaries are required to set aside at least 10% of their after-tax profit to their general reserves until such reserves cumulatively reach 50% of their respective registered capital. General reserves of our PRC subsidiaries are not distributable as cash dividends. Restrictions on our net assets also include the conversion of local currency into foreign currencies, tax withholding obligations on dividend distributions, the need to obtain approval from State Administration of Foreign Exchange (“SAFE”) for loans to a non-PRC consolidated entity, and the covenants or financial restrictions related to outstanding debt obligations. We are not aware of other restrictions on our net assets or the transferability of assets via loans or advances to our non-PRC consolidated entities. As our operations are principally based in China, our non-PRC consolidated entities do not have material cash obligations.

The following table provides the amount of our statutory general reserve, the amount of restricted net assets, consolidated net assets, and the amount of restricted net assets as a percentage of consolidated net assets, as of December 31, 2018 and 2017:

	December 31,
	2018	2017
PRC general reserve - restricted net assets	$14,044,269	$13,812,095
Consolidated net assets	$8,256,891	$5,383,488
Restricted net assets as percentage of consolidated net assets	170.09%	256.56%

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

As of December 31, 2018 and 2017, the breakdown of our cash and cash equivalents (including restricted cash) was as follows:

	December 31,
	2018	2017
Cash located outside of the PRC	$4,616	$111,241
Cash held by VIEs	790,671	1,076,420
Cash held by other entities located in the PRC (except VIEs noted above)	857,973	2,073,147
	$1,653,260	$3,260,808

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

C. Research and Development, Patents and Licenses, Etc.

Our industry is characterized by extremely rapid technological change, evolving industry standards, and changing customer demands. These conditions require continuous expenditures on product research and development to enhance existing products, create new products, and avoid product obsolescence. See Item 3 “Key Information—D. Risk Factors—If we are unable to develop competitive new products and service offerings our future results of operations could be adversely affected,” —“If we are unable to keep pace with the rapid technological changes in our industry, demand for our products and services could decline which would adversely affect our revenue,” and —“Our technology may become obsolete which could materially adversely affect our ability to sell our products and services.” For a detailed analysis of research and development costs, see Item 5.A. “Operating Results—Results of Operations—Research and development expenses”.

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

F. Tabular Disclosure of Contractual Obligations

The table below shows our material contractual obligations as of December 31, 2018.

	Payments Due by Period
		Less than			More than
Contractual Obligations	Total	1 year	1-3 years	3-5 years	5 years
Short-term bank loans	6,082,574	6,082,574	-	-	-
Total	$6,082,574	6,082,574	-	-	-

G. Safe Harbor

See “Introductory Notes—Forward-Looking Information.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information regarding our directors and senior management, as well as employees upon whose work we are dependent, as of the date of this annual report.

NAME	AGE	POSITION
Jianghuai Lin	50	Chairman of the Board, Chief Executive Officer
Zhiqiang Zhao	48	Director, President and Interim Chief Financial Officer
Zhixiong Huang	50	Chief Operating Officer
Guangzeng Chen	40	Chief Technology Officer and Chief Product Officer
Yunsen Huang	73	Director
Yong Jiang	45	Director
Remington C.H. Hu	53	Director

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

Mr. Zhiqiang Zhao. Mr. Zhao has been the President of the Company since August 2015, Interim Chief Financial Officer since October 2015, and a member of Board of Directors since June 19, 2012. Mr. Zhao has extensive experience in corporate operations and integrations, strategic planning, and human resource management. From March 2003 to March 2005, Mr. Zhao served as Supervisor of Human Resources for the Foxconn Technology Group. From April 2005 to July 2006, Mr. Zhao served as Administrative and Human Resource Director of iASPEC; and as Deputy General Manager of iASPEC from July 2006 to August 2010. From November 2010, Mr. Zhao began serving as the Chief Operating Officer and Vice President of TAOP. From August 2010, he was vice chairman of iASPEC. From July 2011, Mr. Zhao served as General Manager of ISIOT (former HPC Electronics (Shenzhen) Ltd.). Mr. Zhao holds a Bachelor Degree in Mechanical & Electrical Engineering from Inner Mongolia University.

Mr. Zhixiong Huang. Mr. Huang has been Chief Operating Officer of the Company since August 2015. Between July 2001 and March 2002, Mr. Huang served as the General Manager of product development of Shenzhen Runsheng Information Systems Company Ltd., and was responsible for overseeing general operations. From September 2002 and October 2006, Mr. Huang served as the deputy general manager of iASPEC, where he supervised iASPEC’s research and development activities and consulted on various sophisticated technical issues. From January 2006 to September 2013, he served as TAOP’s vice president, and became Chief Technology Officer from December 2008 and September 2013. Mr. Huang holds a Bachelor Degree. in computer science from Hehai University in China, and has over twenty years of’ experience in information systems. Mr. Huang is currently a Director of the Shenzhen Computer Association, and an expert with the Shenzhen Expert Association and the Shenzhen Science and Technology Innovation Association.

Mr. Guangzeng Chen. Mr. Chen has served as Chief Technology Officer of the Company from December 1, 2015, and was Chief Product Officer since June 26, 2015. Mr. Chen joined the Company as Vice President of the Research & Development Division in March 2014. Prior to joining TAOP, Mr. Chen was a project manager at CoolPad Group Limited, a Shenzhen-based telecommunications equipment company that is one of the top ten smartphone manufacturing companies in China, from May 2011 to February 2014. Previously, Mr. Chen was the head of research and development at VideoHome, a Taiwanese multimedia appliance manufacturer and exporter, from June 2004 to May 2011. Mr. Chen graduated from Zhengzhou University with a Bachelor Degree in Computer Science.

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

B. Compensation

In 2018, we paid an aggregate of $518,562 in cash compensation to our directors and senior management as a group. We do not set aside or accrue any amounts for pension, retirement or other benefits for our directors and senior management. However, we reimburse our directors for out-of-pocket expenses incurred in connection with their services in such capacity.

2016 Equity Incentive Plan

On May 9, 2016, the Board of Directors of the Company adopted the 2016 Equity Incentive Plan, or the 2016 Plan, pursuant to which the Company may offer up to five million ordinary shares as equity incentives to its directors, employees and consultants. Such number of shares is subject to adjustment in the event of certain reorganizations, mergers, combinations, recapitalizations, stock splits, stock dividends, or other change in the corporate structure of the Company affecting the shares issuable under the 2016 Plan. As of December 31, 2018, we have granted options to purchase an aggregate of approximately 3.7 million ordinary shares under the 2016 Plan.

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

Board Composition and Committees

The Board has established three standing committees: the Audit Committee, the Compensation Committee and the Governance and Nominating Committee. Each of the Audit Committee, Compensation Committee and Governance and Nominating Committee are comprised entirely of independent directors. From time to time, the Board may establish other committees. The Board has adopted a written charter for each of the Committees which are available on the corporate governance page of our website at www.taop.com. Printed copies of these charters may be obtained, without charge, by contacting the Corporate Secretary, Taoping Inc., 21st Floor, Everbright Bank Building, Zhuzilin, Futian District, Shenzhen, Guangdong 518040, China.

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

Our Audit Committee oversees our accounting and financial reporting processes and the audits of our financial statements. Our Audit Committee is responsible for, among other things:

●	selecting our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;

●	reviewing with our independent auditors any audit problems or difficulties and management’s response;

●	reviewing and approving all proposed related-party transactions;

●	discussing the annual audited financial statements with management and our independent auditors;

●	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of significant internal control deficiencies;

●	annually reviewing and reassessing the adequacy of our Audit Committee charter;

●	meeting separately and periodically with management and our internal and independent auditors;

●	reporting regularly to the full Board of Directors; and

●	such other matters that are specifically delegated to our Audit Committee by our Board of Directors from time to time.

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

The purpose of our Compensation Committee discharge the responsibilities of the Company’s Board of Directors relating to compensation of the Company’s executives, to produce an annual report on executive compensation for inclusion in the Company’s proxy statement, if required, and to oversee and advise the Board on the adoption of policies that govern the Company’s compensation programs, including stock and benefit plans. Our chief executive officer may not be present at any Compensation Committee meeting during which his compensation is deliberated. The Compensation Committee is responsible for, among other things:

●	Reviewing and approving the compensation structure for corporate officers at the level of corporate vice president and above;

●	Overseeing an evaluation of the performance of the Company’s executive officers and approve the annual compensation, including salary, bonus, incentive and equity compensation, for the executive officers;

●	Reviewing and approving chief executive officer goals and objectives, evaluate chief executive officer performance in light of these corporate objectives, and set chief executive officer compensation consistent with Company philosophy;

●	Making recommendations to the Board regarding the compensation of board members;

●	Reviewing and making recommendations concerning long-term incentive compensation plans, including the use of equity-based plans. Except as otherwise delegated by the Board of Directors, the Compensation Committee will act on behalf of the Board of Directors as the “Committee” established to administer equity-based and employee benefit plans, and as such will discharge any responsibilities imposed on the Compensation Committee under those plans, including making and authorizing grants, in accordance with the terms of those plans.

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

The Governance and Nominating Committee is responsible for, among other things:

●	identifying and recommending to the Board nominees for election or re-election to the Board, or for appointment to fill any vacancy;

●	reviewing annually with the Board the current composition of the Board in light of the characteristics of independence, age, skills, experience and availability of service to us;

●	identifying and recommending to the Board the directors to serve as members of the Board’s committees; and

●	monitoring compliance with our code of ethics.

The procedures by which stockholders may recommend nominees have not changed materially since last year’s proxy statement.

D. Employees

As of December 31, 2018, we had approximately 116 full-time employees. The following table illustrates the allocation of these employees among the various job functions conducted at our company.

Department	Number of Employees
Software Development	60
Sales & Marketing	20
Administration & Human Resources	10
Finance and Accounting	10
Management	6
Project Execution	10
TOTAL	116

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

E. Share Ownership

The following table sets forth information regarding beneficial ownership of each class of our voting securities as of April 23, 2019 (i) by each person who is known by us to beneficially own more than 5% of our voting securities; (ii) by each of our officers and directors; and (iii) by all of our officers and directors as a group. Unless otherwise specified, the address of each of the persons set forth below is in care of the Company, 21st Floor, Everbright Bank Building, Zhuzilin, Shenzhen 518040, China.

Name and Address of Beneficial Owner	Office, If Any	Title of Class	Amount and Nature of Beneficial Ownership(1)	Percent of Class(2)
Officers and Directors
Jianghuai Lin	Chairman and CEO	Ordinary Shares	17,458,134	41.8%
Zhiqiang Zhao	Director, President and Interim Chief Financial Officer	Ordinary Shares	150,901	0.4%
Zhixiong Huang	Chief Operating Officer	Ordinary Shares	98,876	0.2%
Guangzeng Chen	Chief Technology Officer and Chief Product Officer	Ordinary Shares	40,800	0.1%
Yunsen Huang	Director	Ordinary Shares	—	—
Yong Jiang	Director	Ordinary Shares	—	—
Remington C.H. Hu	Director	Ordinary Shares	—	—
All officers and directors as a group (7 persons named above)		Ordinary Shares	17,748,711	42.5%
5% Security Holders
Jianghuai Lin		Ordinary Shares	17,458,134	41.8%

* Less than 1%

(1)	Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to our ordinary shares.

(2)	As of April 23, 2019, a total of 41,760,163 ordinary shares are considered to be outstanding pursuant to SEC Rule 13d-3(d)(1). For each Beneficial Owner above, any securities that are exercisable or convertible within 60 days have been included in the denominator.

On May 27, 2016, the following directors and officers were granted options to purchase ordinary shares of the Company under its 2016 Plan:

●	Jianghuai Lin, options to purchase 300,000 ordinary shares

●	Zhiqiang Zhao, options to purchase 200,000 ordinary shares

●	Zhixiong Huang, options to purchase 200,000 ordinary shares

●	Guangzeng Chen, options to purchase 150,000 ordinary shares

The options will be exercisable at the fair market value of the Company’s ordinary shares on the grant date May 27, 2016 ($1.21 per share) with 40% of the options vesting 18 months after the date of grant, 30% vesting 30 months after the date of grant and the remaining 30% vesting 42 months after the date of grant.

On May 17, 2017, Mr. Chen was granted options to purchase additional 240,000 ordinary shares of the Company. The options will be exercisable at the fair market value of the Company’s ordinary shares on the date of the grant ($0.99 per share) with 40% of the options vesting 12 months after the date of grant, 30% vesting 24 months after the date of grant and the remaining 30% vesting 36 months after the date of grant.

On January 22, 2018, Messrs. Lin, Zhao, Huang and Chen exercised their options granted on May 27, 2016 at a cashless basis, and received 71,600, 47,734, 47,734 and 35,800 ordinary shares of the Company, respectively, which have been included in the above table of ownership.

On September 7, 2018, the Company entered into a securities purchase agreement with certain investors, pursuant to which the inventors agreed to purchase an aggregate of 2,000,000 ordinary shares of the Company at a price of $1.50 per share for an aggregate of $3 million. Mr. Jianghuai Lin, the Company’s Chairman and CEO, is one of the investors and purchased 500,000 shares in this transaction.

None of our major shareholders have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to Item 6 “Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

The following includes a summary of transactions since January 1, 2016 between us and certain related persons. We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

●	Since May 2017, the Company entered into a series of contracts with Shenzhen Taoping and its affiliates for the sale of the Company’s Cloud-Application-Terminal based digital ads display terminals, software and technical services. Shenzhen Taoping is a company controlled by Mr. Lin. These transactions have been fully approved by the board of directors of the Company. For the year ended December 31, 2018 and 2017, revenues from Shenzhen Taoping and its affiliates for sales of products were approximately $9.3 million and $9.1 million, respectively.

●	On July 1, 2017, the Company entered a lease agreement with Shenzhen Taoping and leased Shenzhen Taoping the office space located at 18th Floor, Education and Technology Building, Zhuzilin, Futian District, Shenzhen City for a period of 24 months.

●	In the second half of 2018, iASPEC and Bocom accrued a total of $66,135 payable to Shenzhen Taoping New Media Co., Ltd., for certain consultation services provided by Shenzhen Taoping.

●	As of December 31, 2018 and 2017, the Company recorded a total of $1.0 million and $1.2 million, respectively due to Shenzhen Taoping which were due on demand, without interest. The Company fully repaid subsequently.

See also Item 6 “Directors, Senior Management and Employees—B. Compensation.”

C. Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

We have appended consolidated financial statements filed as part of this annual report. See Item 18 “Financial Statements.”

Legal Proceedings

We may be subject to legal proceedings, investigations and claims incidental to the conduct of our business from time to time. We are currently subject to legal or arbitration proceedings with customers pertaining to our performance of the sales contracts. The Company estimates, with 50% of probability, a possible loss ranging from approximately $0 to $300,000, if the proceedings are ruled by arbitration.

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

A. Offer and Listing Details

Our ordinary shares have been listed on the NASDAQ Capital Market under the trading symbol “TAOP” Since June 1, 2018. Prior to that, our ordinary shares were listed on the NASDAQ Capital Market under the symbol “CNIT.”

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

PRC Exchange Controls

Regulations on Foreign Currency Exchange

Under the PRC Foreign Currency Administration Rules promulgated on January 29, 1996 and last amended on August 5, 2008 and various regulations issued by SAFE and other relevant PRC government authorities, payment of current account items in foreign currencies, such as trade and service payments, payment of interest and dividends can be made without prior approval from SAFE by following the appropriate procedural requirements. By contrast, the conversion of RMB into foreign currencies and remittance of the converted foreign currency outside the PRC for the purpose of capital account items, such as direct equity investments, loans and repatriation of investment, requires prior approval from SAFE or its local office.

On February 13, 2015, SAFE promulgated the Circular on Simplifying and Improving the Foreign Currency Management Policy on Direct Investment, effective from June 1, 2015, which cancels the requirement for obtaining approvals of foreign exchange registration of foreign direct investment and overseas direct investment from SAFE. The application for the registration of foreign exchange for the purpose of foreign direct investment and overseas direct investment may be filed with qualified banks, which, under the supervision of SAFE, may review the application and process the registration.

The Circular of the SAFE on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, or SAFE Circular 19, was promulgated on March 30, 2015 and became effective on June 1, 2015. According to SAFE Circular 19, a foreign-invested enterprise may, according to its actual business needs, settle with a bank the portion of the foreign exchange capital in its capital account for which the relevant foreign exchange bureau has confirmed monetary contribution rights and interests (or for which the bank has registered the account-crediting of monetary contribution). For the time being, foreign-invested enterprises are allowed to settle 100% of their foreign exchange capitals on a discretionary basis; a foreign-invested enterprise shall truthfully use its capital for its own operational purposes within the scope of business; where an ordinary foreign-invested enterprise makes domestic equity investment with the amount of foreign exchanges settled, the invested enterprise shall first go through domestic re-investment registration and open a corresponding Account for Foreign Exchange Settlement Pending Payment with the foreign exchange bureau (bank) at the place of registration. The Circular of the SAFE on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, was promulgated and became effective on June 9, 2016. According to SAFE Circular 16, enterprises registered in PRC may also convert their foreign debts from foreign currency into Renminbi on self-discretionary basis. SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on self—discretionary basis, which applies to all enterprises registered in the PRC. SAFE Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope and may not be used for investments in securities or other investment with the exception of bank financial products that can guarantee the principal within the PRC unless otherwise specifically provided. Besides, the converted Renminbi shall not be used to make loans for related enterprises unless it is within the business scope or to build or to purchase any real estate that is not for the enterprise own use with the exception for the real estate enterprise.

On January 26, 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or SAFE Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profits from domestic entities to offshore entities, including (i) banks must check whether the transaction is genuine by reviewing board resolutions regarding profit distribution, original copies of tax filing records and audited financial statements, and (ii) domestic entities must retain income to account for previous years’ losses before remitting any profits. Moreover, pursuant to SAFE Circular 3, domestic entities must explain in detail the sources of capital and how the capital will be used, and provide board resolutions, contracts and other proof as a part of the registration procedure for outbound investment.

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

SAFE issued the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, which became effective in July 2014, to replace the Circular of the State Administration of Foreign Exchange on Issues Concerning the Regulation of Foreign Exchange in Equity Finance and Roundtrip Investments by Domestic Residents through Offshore Special Purpose Vehicles, to regulate foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China. SAFE Circular 37 defines a SPV as an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate onshore or offshore assets or interests, while “round trip investment” is defined as direct investment in China by PRC residents or entities through SPVs, namely, establishing foreign-invested enterprises to obtain the ownership, control rights and management rights. SAFE Circular 37 stipulates that, prior to making contributions into an SPV, PRC residents or entities be required to complete foreign exchange registration with SAFE or its local branch. In addition, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015, which amended SAFE Circular 37 and became effective on June 1, 2015, requiring PRC residents or entities to register with qualified banks rather than SAFE in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

PRC residents or entities who had contributed legitimate onshore or offshore interests or assets to SPVs but had not obtained registration as required before the implementation of the SAFE Circular 37 must register their ownership interests or control in the SPVs with qualified banks. An amendment to the registration is required if there is a material change with respect to the SPV registered, such as any change of basic information (including change of the PRC residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, and mergers or divisions. Failure to comply with the registration procedures set forth in SAFE Circular 37 and the subsequent notice, or making misrepresentation on or failure to disclose controllers of the foreign-invested enterprise that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the relevant foreign-invested enterprise, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations. See “Risk Factors—Risks Relating to Doing Business in China—PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiary to liability or penalties, limit our ability to inject capital into our PRC subsidiary or limit our PRC subsidiary’s ability to increase their registered capital or distribute profits.”

Regulations on Stock Incentive Plans

SAFE promulgated the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, or the Stock Incentive Plan Notice, in February 2012, replacing the previous rules issued by SAFE in March 2007. Pursuant to the Stock Incentive Plan Notice and other relevant rules and regulations, PRC residents participating in stock incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branches and follow certain other procedures. Participants of a stock incentive plan who are PRC residents must conduct the SAFE registration and other procedures with respect to the stock incentive plan through a qualified PRC agent, which could be a PRC subsidiary of the overseas publicly listed company or another qualified institution appointed by the PRC subsidiary. In addition, the PRC agent is required to update the relevant SAFE registration should there be any material change to the stock incentive plan, the PRC agent or other material changes. The PRC agent must, on behalf of the PRC residents who have the right to exercise the employee stock options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents’ exercise of the employee stock options. The foreign exchange proceeds received by the PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in the PRC opened by the PRC agents prior to distribution to such PRC residents.

We adopted an equity incentive plan in 2016, under which we have the discretion to award incentives and rewards to eligible participants. We have advised the recipients of awards under our equity incentive plan to handle relevant foreign exchange matters in accordance with the Stock Incentive Plan Notice. However, we cannot guarantee that all employee awarded equity-based incentives can successfully register with SAFE in full compliance with the Stock Incentive Plan Notice. See “Risk Factors—Risks Relating to Doing Business in China—Any failure to comply with PRC regulations regarding employee share incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.”

Regulations on Dividend Distribution

Distribution of dividends of foreign investment enterprises are mainly governed by the Foreign Investment Enterprise Law, issued in 1986 and amended in 2000 and 2016 respectively, and the Implementation Rules under the Foreign Investment Enterprise Law, issued in 1990 and amended in 2001 and 2014 respectively. Under these regulations, foreign investment enterprises in the PRC may distribute dividends only out of their accumulative profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, no less than 10% of the accumulated profits of the foreign investment enterprises in the PRC are required to be allocated to fund certain reserve funds each year unless these reserves have reached 50% of the registered capital of the enterprises. A PRC company is not permitted to distribute any profits until any losses from previous fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year. Under our current corporate structure, our BVI holding company may rely on dividend payments from IST, which is a wholly foreign-owned enterprise incorporated in China, to fund any cash and financing requirements we may have. Limitation on the ability of our consolidated VIEs to make remittance to IST and on the ability of IST to pay dividends to us could limit our ability to access cash generated by the operations of those entities. See “Risk Factors—Risks Relating to Doing Business in China—Restrictions under PRC law on our PRC subsidiaries’ ability to make dividends and other distributions could materially and adversely affect our ability to grow, make investments or acquisitions that could benefit our business, pay dividends to you, and otherwise fund and conduct our business.”

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

PRC Taxation

We are a holding company incorporated in the BVI, which indirectly holds our equity interests in our PRC operating subsidiaries. The EIT Law and its implementation rules, both of which became effective as of January 1, 2008, as amended on February 24, 2017, provide that a PRC enterprise is subject to a standard income tax rate of 25% and China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its overseas parent, will normally be subject to PRC withholding tax at a rate of 10%, unless there are applicable treaties between the overseas parent’s jurisdiction of incorporation and China to reduce such rate.

The EIT Law also provides that enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. It implementation rules further define the term “de facto management body” as the management body that exercises substantial and overall management and control over the business, personnel, accounts and properties of an enterprise. While we do not currently consider our company or any of our overseas subsidiaries to be a PRC resident enterprise, there is a risk that the PRC tax authorities may deem our company or any of our overseas subsidiaries as a PRC resident enterprise since a substantial majority of the members of our management team as well as the management team of our overseas subsidiaries are located in China, in which case we or the overseas subsidiaries, as the case may be, would be subject to the PRC enterprise income tax at the rate of 25% on worldwide income. If the PRC tax authorities determine that our BVI holding company is a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. Under the EIT Law and its implementation regulations issued by the State Council, a 10% PRC withholding tax is applicable to dividends paid to investors that are non-resident enterprises, which do not have an establishment or place of business in the PRC or which have such establishment or place of business but the dividends are not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within the PRC. In addition, any gain realized on the transfer of shares by such investors is also subject to PRC tax at a rate of 10%, if such gain is regarded as income derived from sources within the PRC. If we are deemed a PRC resident enterprise, dividends paid on our ordinary shares, and any gain realized from the transfer of our ordinary shares, may be treated as income derived from sources within the PRC and may as a result be subject to PRC taxation. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to individual investors who are non-PRC residents and any gain realized on the transfer of ordinary shares by such investors may be subject to PRC tax at a current rate of 20% (which in the case of dividends may be withheld at source). Any PRC tax liability may be reduce under applicable tax treaties or tax arrangements between China and other jurisdictions. If we or any of our subsidiaries established outside China are considered a PRC resident enterprise, it is unclear whether holders of our ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas.

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

This discussion does not address all aspects of U.S. federal income taxation that may be relevant in light of particular circumstances, nor does it address the U.S. federal income tax consequences to persons who are subject to special rules under U.S. federal income tax law, including:

●	banks, insurance companies or other financial institutions;
●	persons subject to the alternative minimum tax;
●	tax-exempt organizations;
●	controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid United States federal income tax;
●	certain former citizens or long-term residents of the United States;
●	dealers in securities or currencies;
●	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;
●	persons that own, or are deemed to own, more than five percent of our capital stock;
●	holders who acquired our stock as compensation or pursuant to the exercise of a stock option; or
●	persons who hold our shares as a position in a hedging transaction, “straddle,” or other risk reduction transaction.

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

Because of the redomestication transaction in 2012 by which TAOP, a British Virgin Islands company, became the parent of our group, under Section 7874 of the Code, TAOP is treated for U.S. federal tax purposes as a U.S. corporation and, among other consequences, is subject to U.S. federal income tax on its worldwide income. This discussion assumes that Section 7874 of the Code continues to apply to treat TAOP as a U.S. corporation for all purposes under the Code. If, for some reason (e.g., future repeal of Section 7874 of the Code), TAOP were no longer treated as a U.S. corporation under the Code, the U.S. federal income tax consequences described herein could be materially and adversely affected.

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the “Act”). The Act makes broad and complex changes to the U.S. tax code, including, but not limited to, (1) reducing the U.S. federal corporate tax rate from 35 percent to 21 percent; (2) requiring companies to pay a one-time transition tax on certain unrepatriated earnings of foreign subsidiaries; (3) generally eliminating U.S. federal income taxes on dividends from foreign subsidiaries; (4) requiring a tax on Global Intangible Low-Taxed Income (“GILTI”) which is a current inclusion in U.S. federal taxable income of certain earnings of controlled foreign corporations; (5) eliminating the corporate alternative minimum tax (“AMT”) and changing how existing AMT credits can be realized; (6) creating the base erosion anti-abuse tax (“BEAT”), a new minimum tax; (7) creating a new limitation on deductible interest expense; and (8) changing rules related to uses and limitations of net operating loss carryforwards created in tax years beginning after December 31, 2017.

The SEC staff issued Staff Accounting Bulletin 118, which provides guidance on accounting for the tax effects of the Act for which the accounting under ASC 740, Income Taxes (“ASC 740”) is incomplete. To the extent that a company’s accounting for certain income tax effects of the Act is incomplete but it is able to determine a reasonable estimate, it must record a provisional estimate in the financial statements. If a company cannot determine a provisional estimate to be included in the financial statements, it should continue to apply ASC 740 on the basis of the provisions of the tax laws that were in effect immediately before enactment of the Act. We have completed our accounting related to the Act and have not recorded any adjustment as of December 31, 2018.

While the Tax Act provides for a modified territorial tax system, beginning in 2018, global intangible low-taxed income (“GILTI”) provisions will be applied providing an incremental tax on low taxed foreign income. The GILTI provisions require us to include in our U.S. income tax return foreign subsidiary earnings in excess of an allowable return on the foreign subsidiary’s tangible assets. Under U.S. GAAP, we are required to make an accounting policy election to either (1) treat taxes due related to GILTI as a current-period expense when incurred (the “period cost method”) or (2) factor such amounts into our measurement of our deferred taxes (the “deferred method”). We have elected to use the deferred method. For tax year 2018, there is no GILTI inclusion due to our controlled foreign subsidiaries being in an accumulative deficit position.

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

To the extent that dividends paid on our ordinary shares exceed current and accumulated earnings and profits, the distributions will be treated first as a tax-free return of tax basis on our ordinary shares, and to the extent that the amount of the distribution exceeds tax basis, the excess will be treated as gain from the disposition of those ordinary shares. Because Section 7874 of the Code has applied to treat TAOP as a U.S. corporation only since our redomestication in 2012, we may not be able to demonstrate to the IRS the extent to which a distribution on our ordinary shares exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), in which case all of such distribution will be treated as a dividend for U.S. federal income tax purposes.

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

Unearned Income Medicare Contribution

Certain U.S. holders who are individuals, trusts or estates are required to pay an additional 3.8% Medicare tax on, among other things, dividends on and capital gains from the sale or other disposition of shares of stock. U.S. holders should consult their own advisors regarding the effect, if any, of this rule on their ownership and disposition of our ordinary shares.

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

Sale or Other Disposition

Except as described below for a reduced rate of U.S. withholding tax pursuant to an applicable income tax treaty, any gain realized by a non-U.S. holder upon the sale or other disposition of our ordinary shares generally will not be subject to U.S. federal income tax unless:

●	the gain is effectively connected with the conduct of a trade or business in the United States by such non- U.S. holder, and, if an income tax treaty applies, is attributable to a permanent establishment maintained by such non- U.S. holder in the U.S.;
●	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition, and certain other conditions are met; or
●	TAOP is or has been a “U.S. real property holding corporation,” or USRPHC, for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period during which the holder has held our ordinary shares.

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

Foreign Account Tax Compliance

The Foreign Account Tax Compliance provisions of the Hiring Incentives to Restore Employment Act (generally referred to as “FATCA”), when applicable, will impose a U.S. federal withholding tax of 30% on payments of dividends on, and (for dispositions after December 31, 2018) gross proceeds from dispositions of, our ordinary shares that are held through “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of certain interests in or accounts with those entities) have been satisfied or an exemption applies. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. U.S. Holders should consult their tax advisers regarding the effect, if any, of the FATCA provisions on their particular circumstances..

Information Reporting and Backup Withholding

Payments of dividends or of proceeds on the disposition of stock made to a holder of our ordinary shares may be subject to information reporting and backup withholding at a current rate of 24% unless such holder provides a correct taxpayer identification number on IRS Form W-9 (or other appropriate withholding form) or establishes an exemption from backup withholding, for example by properly certifying the holder’s non-U.S. status on a Form W-8BEN, Form W-8BEN-E or another appropriate version of IRS Form W-8. Payments of dividends to holders must generally be reported annually to the IRS, along with the name and address of the holder and the amount of tax withheld, if any. A similar report is sent to the holder. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in the holder’s country of residence.

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

We are subject to the informational requirements of the Exchange Act as a foreign private issuer and file reports and other information with the SEC. Reports and other information filed by us with the SEC, including this report, may be inspected and copied at the public reference room of the SEC at 100 F Street, N.E., Washington D.C. 20549. You can also obtain copies of this report by mail from the Public Reference Section of the SEC, 100 F. Street, N.E., Washington D.C. 20549, at prescribed rates. Additionally, copies of this material may be obtained from the SEC’s Internet site at http://www.sec.gov. The SEC’s telephone number is 1-800-SEC-0330. In accordance with NASDAQ Stock Market Rule 5250(d), we will also post this annual report on Form 20-F on our website at www.taop.com. In addition, we will provide hardcopies of our annual report free of charge to shareholders upon request.

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

Interest Rate Risk

We deposit surplus funds with Chinese banks earning daily interest. We do not invest in any instruments for trading purposes. Most of our outstanding debt instruments carry fixed rates of interest. Our operations generally are not directly sensitive to fluctuations in interest rates. There was no long-term debt outstanding as of December 31, 2018 and 2017. A hypothetical 1.0% increase in the annual interest rates for all of our credit facilities under which we had outstanding borrowings at December 31, 2018 would decrease net income before income taxes by approximately $14,600, or less than 1% for the year ended December 31, 2018. Management monitors the banks’ prime rates in conjunction with our cash requirements to determine the appropriate level of debt balances relative to other sources of funds. We have not entered into any hedging transactions in an effort to reduce our exposure to interest rate risk.

Foreign Exchange Risk

While our reporting currency is the U.S. dollar, substantially all of our consolidated revenues and consolidated costs and expenses are denominated in RMB. Substantially all of our assets are denominated in RMB except for cash. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between the U.S. dollar and the RMB. If the RMB depreciates against the U.S. dollar, the value of our RMB revenues, earnings and assets as expressed in our U.S. dollar financial statements will decline. Assets and liabilities are translated at exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and equity is translated at historical exchange rates. Any resulting translation adjustments are not included in determining net income but are included in determining other comprehensive income, a component of equity. An average appreciation (depreciation) of the RMB against the U.S. dollar of 5% would increase (decrease) our comprehensive income by $3.7 million based on our outstanding revenues, costs and expenses, assets and liabilities denominated in RMB as of December 31, 2018. As of December 31, 2018, our accumulated other comprehensive income was $23.2 million. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

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

Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Interim Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

As required by Rule 13a-15(e), our management has carried out an evaluation, with the participation and under the supervision of our Chief Executive Officer, Mr. Jianghuai Lin and our Interim Chief Financial Officer, Mr. Zhiqiang Zhao, of the effectiveness of the design and operation of our disclosure controls and procedures, as of December 31, 2018. Based upon, and as of the date of this evaluation, Mr. Lin and Mr. Zhao, determined that, as of December 31, 2018, our disclosure controls and procedures were not effective due to the material weaknesses in our internal control over financial reporting, which are described below.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2018. In making this assessment, management used the framework set forth in the report entitled Internal Control - Integrated Framework(2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company’s internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Based on our assessment, as a result of the material weaknesses described below, we determined that, as of December 31, 2018, our internal control over financial reporting was not effective based on those criteria.

A material weakness is a deficiency or a combination of deficiencies in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual financial statements will not be prevented or detected in a timely basis.

As a result of our assessment, management identified the following control deficiencies that represent material weaknesses as of December 31, 2018: (1) we have a lack of qualified technical resources in place to properly evaluate significant and complex transactions in accordance with accounting principles generally accepted in the United States of America, (2) we have insufficient systems and procedures in place to ensure effective supervision and monitoring of our annual financial statement close and preparation process, and (3) we do not maintain proper written documentation to support the terms of the advances to unrelated third parties and to assess the collectability and classification of those advances to unrelated third parties.

Management believes that the material weaknesses identified above were the direct result of the departure of our Controller and Chief Financial Officer during the second half of 2015. We plan to take steps to remediate these material weaknesses as soon as practicable by implementing a plan to improve our internal control over financial reporting including, but not limited to, hiring additional internal staff and/or outside consultants experienced in US GAAP financial reporting as well as in SEC reporting requirements and establishing and maintaining proper written documentation to support the advances to unrelated third parties. Our management team will continue to monitor and evaluate the effectiveness of our internal controls and procedures and our internal controls over financial reporting on an ongoing basis and is committed to taking further action and implementing additional enhancements or improvements. We have retained outside consultants, who are experienced in U.S. GAAP financial reporting and SEC reporting requirements to assist the Company improving internal control over financial reporting.

Our management does not believe that these material weaknesses had a material effect on our financial condition or results of operations or caused our financial statements as of and for the year ended December 31, 2018 to contain a material misstatement.

Attestation Report of the Registered Public Accounting Firm

Because the Company is a non-accelerated filer, this annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.

Changes in Internal Control Over Financial Reporting

Except as described above, there have been no changes in our internal control over financial reporting during the fiscal year ended December 31, 2018 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Remington C.H. Hu is an “audit committee financial expert” and that he is an “independent director” as defined by the rules and regulations of NASDAQ.

ITEM 16B.	CODE OF ETHICS

Our code of conduct and business ethics conforms to the rules and regulations of NASDAQ. The code of conduct and business ethics applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer, and addresses, among other things, honesty and ethical conduct, conflicts of interest, compliance with laws, regulations and policies, including disclosure requirements under the federal securities laws, confidentiality, trading on inside information, and reporting of violations of the code. A copy of conduct and business ethics has been filed as Exhibit 11.1 to the annual report on Form 20-F dated March 30, 2018. Our code of ethics is also posted on the corporate governance page of our website at www.taop.com. During the fiscal year ended December 31, 2018, there were no waivers of our code of ethics.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with services rendered by our principal external auditors for the periods indicated.

	Fiscal Year Ended December 31,
	2018	2017
Audit Fees	$253,640	$208,000
Tax Fees	23,570	34,025
TOTAL	$277,210	$242,025

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

We are incorporated in the BVI and our corporate governance practices are governed by applicable BVI law, our memorandum and articles of association. In addition, because our ordinary shares are listed on NASDAQ, we are subject to NASDAQ’s corporate governance requirements.

NASDAQ Listing Rule 5615(a)(3) permits a foreign private issuer like us to follow home country practices in lieu of certain requirements of Listing Rule 5600, provided that such foreign private issuer discloses in its annual report filed with the SEC each requirement of Rule 5600 that it does not follow and describes the home country practice followed in lieu of such requirement. We provided a letter to NASDAQ certifying that under BVI law, we are not required to seek shareholders’ approval of any issuance of securities in connection with a transaction other than a public offering where such transaction involves the issuance of securities representing more than 20% of our total outstanding ordinary shares. In 2015, we followed home country practice with respect to the issuance of more than 20% of our total outstanding ordinary shares in connection with the Registered Direct Offering. In 2016, we provided a letter to NASDAQ certifying that under BVI law, we are not required to seek shareholders’ approval for the establishment of or any material amendments to our equity compensation plans. In 2016, we followed the home country practice with respect to our 2016 Plan by establishing it without seeking shareholder approval. In 2019, we provided a letter to NASDAQ certifying that under BVI law, we are not required to seek shareholders’ approval for the issuance of securities to our consultant. In 2019, we followed the home country practice with respect to our issuance of securities to the Company’s consultant without seeking shareholder approval.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide our financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The full text of our audited consolidated financial statements begins on page F-1 of this annual report.

ITEM 19.	EXHIBITS

Exhibit No.	Description

1.1	Amended and Restated Memorandum and Articles of Association of the registrant (incorporated by reference to Exhibit 99.1 to the Report on Form 6-K filed by the registrant on October 17, 2017)
4.1	Amended and Restated Management Services Agreement, dated as of December 13, 2009, among Information Security Technology (China) Co., Ltd., iASPEC Software Co., Ltd. and Jiang Huai Lin (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by CITN on December 17, 2009)
4.2	Guaranty, dated August 1, 2007, by Jiang Huai Lin and Jin Zhu Cai (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by CITN on August 6, 2007)
4.3	Purchase Option Agreement, dated August 1, 2007, among Information Security Technology (China) Co., Ltd., iASPEC Software Co., Ltd., Jiang Huai Lin and Jin Zhu Cai (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by CITN on August 6, 2007)
4.4	Form of Employment Agreement (English Translation) (incorporated by reference to Exhibit 10.7 to the Annual Report on Form 10-KSB filed by CITN on April 16, 2007)
4.5	Form of Independent Director Agreement (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form F-4 filed by the registrant on June 21, 2012)
4.6	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form F-4 filed by the registrant on June 21, 2012)
4.7	English Translation of Form of Employee Incentive Stock Purchase Agreement (incorporated by reference to Exhibit 4.1 to the Registration Report on Form 6-K furnished by the registrant on September 27, 2013)
4.8	China Information Technology, Inc. 2013 Equity Incentive Plan (incorporated by reference to Exhibit 4.1 to the Registration Report on Form 6-K furnished by the registrant on September 17, 2013)
4.9	Equity Transfer Agreement, dated September 16, 2014, by and among the Company, iASPEC and Shenzhen Yunchao Software Internet Co. Ltd. (incorporated by reference to Exhibit 4.1 to the Report on Form 6-K furnished by the registrant on September 23, 2014)
4.10	Form of Stock Option Agreement (incorporated by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the registrant on June 1, 2016)
8.1	List of the registrant’s subsidiaries
11.1	Code of Conduct and Business Ethics, adopted on June 20, 2012 (incorporated by reference to Exhibit 11.1 to the Annual Report on Form 20-F filed on March 30, 2018)
12.1	Certifications of Chief Executive Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)
12.2	Certifications of Interim Chief Financial Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)
13.1	Certifications of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certifications of Interim Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent from UHY LLP, Independent Registered Public Accounting Firm
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 23, 2019	TAOPING INC.

/s/ Jianghuai Lin
Jianghuai Lin
Chief Executive Officer

TAOPING INC.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Shareholders of Taoping Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Taoping Inc. and its subsidiaries (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of operations, comprehensive income (loss), changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company had limited income from operations and had significant accumulated deficit that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

/s/ UHY LLP

We have served as the Company’s auditor since 2016.

New York, New York
April 23, 2019

TAOPING INC.

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2018 AND 2017

	NOTES	December 31, 2018	December 31, 2017
ASSETS

CURRENT ASSETS
Cash and cash equivalents		$1,653,260	$3,260,808
Accounts receivable, net	2(e)	7,995,931	5,267,752
Accounts receivable-related parties, net	2(e)	9,545,453	4,872,743
Advances to suppliers		504,002	1,630,980
Inventories, net	8	693,677	631,610
Loan receivable	14	2,180,655	-
Other current assets	13	6,304,722	5,854,792
TOTAL CURRENT ASSETS		28,877,700	21,518,685

Non-current accounts receivable	2(e)	1,078,777	-
Property, plant and equipment, net	9	11,599,416	11,830,698
Intangible assets, net	10	59,921	808,707
Long-term investments		-	46,094
Other non-current assets	13	-	3,326,319
TOTAL ASSETS		$41,615,814	$37,530,503

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Short-term bank loans	11	$6,082,574	$7,817,610
Accounts payable		11,700,763	6,844,440
Accounts payable-related parties	7(c)	66,135	-
Advances from customers		304,021	281,772
Advances from customers-related parties	7(d)	51,183	1,008,426
Amounts due to related parties		1,005,307	1,183,090
Accrued payroll and benefits		243,976	290,841
Other payables and accrued expenses	16	4,247,391	4,038,417
Income tax payable		310,537	1,548,415
Warrants liability	15	-	-
TOTAL CURRENT LIABILITIES		24,011,887	23,013,011

EQUITY
Ordinary shares, 2018 and 2017: par $0; authorized capital 100,000,000 shares; shares issued and outstanding, 2018: 41,760,163 shares; 2017: 40,231,159 shares;	18	126,146,996	123,950,544
Additional paid-in capital	18	15,782,904	15,814,328
Reserve	17	14,044,269	13,812,095
Accumulated deficit		(170,935,437)	(172,395,246)
Accumulated other comprehensive income		23,218,159	24,201,766
Total equity of the Company		8,256,891	5,383,487
Non-controlling interest		9,347,036	9,134,005
TOTAL EQUITY		17,603,927	14,517,492

TOTAL LIABILITIES AND EQUITY		$41,615,814	$37,530,503

The accompanying notes are an integral part of these consolidated financial statements

TAOPING INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

	NOTES	2018	2017	2016
Revenue – Products		$6,546,016	$4,312,048	$6,553,090
Revenue - Products-related parties	7(c)	9,373,272	9,103,222	-
Revenue – Software		3,037,912	3,441,582	2,347,197
Revenue – Software-related parties		45,400	-	-
Revenue – System integration		-	390,465	628,880
Revenue – Others		1,490,324	884,584	664,423
Revenue - Others-related parties		85,416	57,373	-
TOTAL REVENUE		20,578,340	18,189,274	10,193,590

Cost – Products		9,808,837	8,973,539	5,512,305
Cost – Software		783,702	733,617	921,432
Cost – System integration		227,677	135,224	1,078,103
Cost – Others		104,030	25,128	95,350
TOTAL COST		10,924,246	9,867,508	7,607,190

GROSS PROFIT		9,654,094	8,321,766	2,586,400

Administrative expenses		4,299,820	3,621,570	8,342,842
Research and development expenses		4,756,088	4,031,313	3,044,972
Selling expenses		429,362	1,119,586	1,334,147
Impairment of intangible assets and goodwill	6	-	-	4,442,367
INCOME (LOSS) FROM OPERATIONS		168,824	(450,703)	(14,577,928)

Subsidy income		556,187	476,517	223,166
Loss on disposal of consolidated entities	4	-	-	(575,956)
Loss on sale of deposits for land use right	13(a)(i)	-	-	(2,762,033)
Other income (loss), net		400,566	281,556	(326,546)
Interest income		36,381	7,900	17,420
Interest expense		(484,403)	(450,024)	(498,931)
Change in fair value of warrant liability	15	-	3,720	34,175

Income (loss) before income taxes		677,555	(131,034)	(18,466,633)

Income tax benefit (expense )	12	1,201,231	1,070,343	(57,844)
NET INCOME (LOSS)		1,878,786	939,309	(18,524,477)
Less: Net (income) loss attributable to the non-controlling interest	3	(186,803)	(80,704)	353,876
NET INCOME (LOSS) ATTRIBUTABLE TO THE COMPANY		$1,691,983	$858,605	$(18,170,601)

Earnings (loss) per share - Basic and Diluted
Basic	5	$0.04	$0.02	$(0.45)
Diluted	5	$0.04	$0.02	$(0.45)
EARNINGS (LOSS) PER SHARE ATTRIBUTABLE TO THE COMPANY
Basic	5	$0.04	$0.02	$(0.45)
Diluted	5	$0.04	$0.02	$(0.45)

The accompanying notes are an integral part of these consolidated financial statements

TAOPING INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

	2018	2017	2016
Net income (loss)	$1,878,786	$939,309	$(18,524,477)
Other comprehensive income (loss):
Foreign currency translation (loss) gain	(957,379)	166,625	(514,706)
Comprehensive income (loss)	921,407	1,105,934	(19,039,183)
Comprehensive (income) loss attributable to the non- controlling interest	(213,031)	(39,920)	315,632
Comprehensive income (loss) attributable to the Company	$708,376	$1,066,014	$(18,723,551)

The accompanying notes are an integral part of these consolidated financial statements

TAOPING INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

								Accumulated
					Additional			other	Non
	Ordinary shares		Treasury Shares		Paid-in		Accumulated	comprehensive	controlling
	Shares	Amount	Shares	Amount	Capital	Reserve	deficit	income	interest	Total
BALANCE AS AT JANUARY 1 , 2016	40,733,812	$416,546	(1,402,448)	$(7,117,500)	$144,000,767	$13,812,095	$(154,979,095)	$24,551,707	$9,409,717	$30,094,237
Common stock issued for warrants exercised (Notes 15 and 18)	899,795	8,998	-	-	1,109,494	-	-	-	-	1,118,492
Reclassification of temporary equity to ordinary shares (Note 18)	-	1,200	-	-	358,800	-	-	-	-	360,000
Sale of IST DG (Note 4)	-	-	-	-	-	-	-	(4,400)	-	(4,400)
Net loss for the year	-	-	-	-	-	-	(18,170,601)	-	(353,876)	(18,524,477)
Foreign currency translation loss	-	-	-	-	-	-	-	(552,950)	38,244	(514,706)
Employee Stock Incentive- stock option (Note 18)	-	-	-	-	273,102	-	-	-	-	273,102
BALANCE AS AT DECEMBER 31, 2016	41,633,607	$426,744	(1,402,448)	$(7,117,500)	$145,742,163	$13,812,095	$(173,149,696)	$23,994,357	$9,094,085	$12,802,248
Cancellation of treasury stock(Note 18)	(1,402,448)	(14,024)	1,402,448	7,117,500	(6,999,321)	-	(104,155)	-	-	-
Stock-based payment for consulting fee	-	-	-	-	121,903	-	-	-	-	121,903
Resolution of no par value (Note 18)	-	123,537,824	-	-	(123,537,824)	-	-	-	-	-
Net income for the year	-	-	-	-	-	-	858,605	-	80,704	939,309
Foreign currency translation gain (loss)	-	-	-	-	-	-	-	207,409	(40,784)	166,625
Employee Stock Incentive- stock option (Note 18)	-	-	-	-	487,407	-	-	-	-	487,407
BALANCE AS AT DECEMBER 31, 2017	40,231,159	$123,950,544	-	$-	$15,814,328	$13,812,095	$(172,395,246)	$24,201,766	$9,134,005	$14,517,492
Exercise of the stock options for consulting services (Note 18)	50,000	70,268	-	-	(23,768)	-	-	-	-	46,500
Issued common stock as a result of exercising stock options by employees (Note 18)	479,004	626,184	-	-	(626,184)	-	-	-	-	-
Issued common stock in connection with the private placement (Note 18)	1,000,000	1,500,000	-	-	-	-	-	-	-	1,500,000
Allocation to reserve	-	-	-	-	-	232,174	(232,174)	-	-	-
Stock-based payment for consulting fee (Note 18)	-	-	-	-	33,899	-	-	-	-	33,899
Employee Stock Incentive- stock option (Note 18)	-	-	-	-	584,629	-	-	-	-	584,629
Net income for the year	-	-	-	-	-	-	1,691,983	-	186,803	1,878,786
Foreign currency translation (loss) gain	-	-	-	-	-	-	-	(983,607)	26,228	(957,379)
BALANCE AS AT DECEMBER 31, 2018	41,760,163	$126,146,996	-	$-	$15,782,904	$14,044,269	$(170,935,437)	$23,218,159	$9,347,036	$17,603,927

The accompanying notes are an integral part of these consolidated financial statements

TAOPING INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

	2018	2017	2016
OPERATING ACTIVITIES
Net income (loss)	$1,878,786	$939,309	$(18,524,477)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Provision for losses on accounts receivable and other current assets	830,266	422,388	1,995,046
Impairment of intangible assets and goodwill	-	-	4,442,367
Provision for obsolete inventories	30,403	176,570	324,581
Depreciation	2,940,387	2,036,438	1,736,607
Amortization of intangible assets	734,150	820,468	845,149
Loss (gain) on sale of property and equipment and land use rights	4,243	(7,845)	(8,544)
Loss from disposal of inventories	189,861	138,316	345,963
Loss from disposals of consolidated entities	-	-	575,956
Loss on disposal of deposit for land use rights	-	-	2,762,033
Stock-based payments for consulting services	43,788	96,313	-
Stock-based compensation	584,629	487,407	273,102
Gain from write-off of long aged payables	(278,099)	(678,012)	-
Impairment of long-term investments	45,400	-	-
Income tax expense	-	-	365,401
Change in fair value of warrants liability	-	(3,720)	(34,175)
Changes in operating assets and liabilities:
Accounts receivable	(5,156,120)	(2,145,097)	(913,486)
Accounts receivable from related party and its affiliates	(5,137,222)	(4,694,068)	-
Inventories	(320,267)	652,921	(590,274)
Other receivables and prepaid expenses	2,497,105	6,962,862	6,222,650
Advances to suppliers	1,123,765	(1,423,441)	1,981,816
Restricted cash	-	-	848,573
Amounts due to/from related parties	(118,771)	-	(154,331)
Other payables and accrued expenses	652,149	1,497,312	(2,344,677)
Advances from customers	38,951	(1,442,928)	(846,599)
Advances from customers from related party and its affiliates	(939,957)	2,111,157	-
Accounts payable and bills payable	3,963,341	(239,628)	(1,811,119)
Accounts payable from related party and its affiliates	68,845	-	-
Income tax payable	(1,201,831)	(1,166,473)	(312,615)
Net cash provided by (used in) operating activities	2,473,802	4,540,249	(2,821,053)

INVESTING ACTIVITIES
Proceeds from sale of property and equipment	577	7,845	299,298
Investment in Biznest’s joint company	-	-	(45,179)
Purchases of property and equipment	(1,797,510)	(3,783,064)	(3,463,915)
Cash received from sale of Zhongtian and Geo	-	-	12,312,378
Disbursements for loan made	(2,270,006)	-	-
Net cash (used in) provided by investing activities	(4,066,939)	(3,775,219)	9,102,582

FINANCING ACTIVITIES
Proceeds from borrowings under short-term loans	6,810,017	8,880,840	10,541,720
Proceeds from exercise of consultants stock options	44,843	-	-
Proceeds from issuance of ordinary shares in connection with private placement	1,500,000	-	-
Repayment of short-term loans	(8,178,074)	(9,366,326)	(17,101,230)
Repurchase of ordinary shares	-	-	(379,710)
Repayment of long-term loans	-	-	(214,527)
Net cash used in financing activities	176,786	(485,486)	(7,153,747)

Effect of exchange rate changes on cash and cash equivalents	(191,197)	(771,111)	837,747

NET DECREASE IN CASH AND CASH EQUIVALENTS	(1,607,548)	(491,567)	(34,471)

CASH AND CASH EQUIVALENTS, BEGINNING	3,260,808	3,752,375	3,786,846
CASH AND CASH EQUIVALENTS, ENDING	$1,653,260	$3,260,808	$3,752,375

Supplemental disclosure of cash flow information:
Cash paid during the year
Income taxes	$600	$3,057	$192
Interest	$484,403	$450,024	$498,931

The accompanying notes are an integral part of these consolidated financial statements

Supplemental disclosure of significant non-cash transactions:

In 2016, 98,741 Series B warrants were exercised in exchange for 899,795 ordinary shares at the fair value of approximately $1.1 million. No Series B warrant remains outstanding as of December 31, 2018.

In 2018, the Company issued 479,004 ordinary shares in an amount of approximately $626,000, as a result of cashless exercise of stock options granted to the Company’s employees under its 2016 equity Incentive Plan.

In 2018, purchase of software in an amount of approximately $1.5 million was made by an increase in accounts payable.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018

1. ORGANIZATION, PRINCIPAL ACTIVITIES AND MANAGEMENT’S PLANS

Taoping Inc. (f/k/a China Information Technology, Inc.), together with its subsidiaries (the “Company” or “TAOP”), is a leading provider of cloud-app technologies for Smart City IoT platforms, digital advertising delivery, and other internet-based information distribution systems in China. Our Internet ecosystem enables all participants of the new media community to efficiently promote branding, disseminate information, and exchange resources. In addition, we provide a broad portfolio of software, hardware with fully integrated solutions, including information technology infrastructure, Internet-enabled display technologies, and IoT platforms to customers in government, education, residential community management, media, transportation, and other private sectors. In May 2018, we changed our corporate name from “China Information Technology Inc.” to “Taoping Inc.”, to more accurately reflect our current business operations in the new media and IoT industries. As listed in the table below, these services are provided through the Company’s wholly-owned PRC subsidiaries, Information Security Technology International Co., Ltd. (“IST”), TopCloud Software Co., Ltd., (“TopCloud “), and Information Security IoT Tech. Co., Ltd. (“ISIOT ), and through the Company’s variable interest entity (“VIE”), iASPEC Technology Group Co., Ltd. (“iASPEC”), and its subsidiaries, iASPEC Bocom IoT Technology Co. Ltd. (“Bocom”), and Shenzhen Biznest Internet Tech. Co., Ltd. (“Biznest”), and the Company’s wholly-owned Hong Kong subsidiaries Information Security Tech. International Co. Ltd. (“IST HK”).

		December 31,	December 31,	December 31,
	Subsidiaries/	2018	2017	2016
Entities	VIE	% owned	% owned	% owned	Location
Taoping Inc.					British Virgin Islands
Taoping Holdings Limited (THL)	Subsidiary	100%	100%	100%	British Virgin Islands
Information Security Tech. International Co., Ltd. (ISTIL)	Subsidiary	100%	100%	100%	Hong Kong, China
Information Security Tech. (China) Co., Ltd. (IST)	Subsidiary	100%	100%	100%	Shenzhen, China
TopCloud Software (China) Co., Ltd. (TopCloud)	Subsidiary	100%	100%	100%	Shenzhen, China
Information Security IoT Tech. Co., Ltd. (ISIOT)	Subsidiary	100%	100%	100%	Shenzhen, China
HPC Electronics (China) Co., Limited (HPC HK) (Note 4)	Subsidiary	0%	0%	100%	Hong Kong, China
iASPEC Technology Group Co., Ltd. (iASPEC)	VIE	100%	100%	100%	Shenzhen, China
Biznest Internet Tech. Co., Ltd. (Biznest)	VIE	100%	100%	100%	Shenzhen, China
iASPEC Bocom IoT Tech. Co., Ltd. (Bocom)	VIE	100%	100%	100%	Shenzhen, China
Shenzhen Taoping Internet Tech. Co., Ltd. (SZ iASPEC)	VIE	0%	100%	100%	Shenzhen, China

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018

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

On November 6, 2015, iASPEC entered into an equity transfer agreement with certain individual and institutional purchasers (the “Transferees”). Pursuant to the transfer agreement, iASPEC sold all of its equity ownership of Wuda Geoinformatics Co., Ltd. ( “Geo”), which constituted 54.89% of the total capital stock of Geo, for an aggregate purchase price of RMB 91.3 million (approximately $14.7 million) (the “Geo Purchase Price”). Control of Geo was legally transferred to the Transferees on December 4, 2015. Pursuant to the transfer agreement, the Transferees agreed to pay the Geo Purchase Price in four installments by March 30, 2016, which has been paid in full.

On November 9, 2015, iASPEC entered into an equity transfer agreement with a purchaser (the “Transferee”). Pursuant to the transfer agreement, iASPEC sold all of its equity ownership of Shenzhen iASPEC Zhongtian Software Co., Ltd. (“Zhongtian”), which constituted 100% of total capital stock of Zhongtian for an aggregate of RMB 30.0 million (approximately $4.8 million) (the “Zhongtian Purchase Price”). Control of Zhongtian was legally transferred to the Transferee on November 9, 2015. Pursuant to the transfer agreement, the Transferee agreed to pay the Zhongtian Purchase Price in three installments by May 31, 2016, which has been paid in full.

Due from sale of Zhongtian and Geo for $13.3 million at December 31, 2015 was fully received in 2016.

Management Service Agreement

iASPEC is a VIE of the Company. To comply with PRC laws and regulations that restrict foreign ownership of companies that provide public security information technology and Geographic Information Systems software operating services to certain government and other customers, the Company operates the restricted aspect of its business through iASPEC.

Pursuant to the terms of a management service agreement by and among IST, iASPEC and its shareholders, dated July 1, 2007 (“MSA”), iASPEC granted IST a ten-year, exclusive, royalty-free, transferable worldwide license to use and install certain iASPEC software, along with copies of source and object codes relating to such software. In addition, IST licensed back to iASPEC a royalty-free, limited, non-exclusive license to the software, without right of sub-license, for the sole purpose of permitting iASPEC to carry out its business as presently conducted. IST has the right to designate two Chinese citizens to serve as senior managers of iASPEC, to serve as a majority on iASPEC’s Board of Directors, and to assist managing the business and operations of iASPEC. In addition, both iASPEC and IST will require the affirmative vote of a majority of the Company’s Board of Directors, including at least one non-insider director, for certain material actions, as defined, with respect to iASPEC.

Option Agreement

In connection with the MSA, on July 1, 2007, IST also entered into an immediately exercisable purchase option agreement (the “Option Agreement”) with iASPEC and its shareholders. Pursuant to the Option Agreement, the iASPEC shareholder granted IST or its designee(s) an exclusive, irrevocable option to purchase, from time to time, all or a part of iASPEC’s shares or iASPEC’s assets from the iASPEC shareholder for $1,800,000 in aggregate. The option may not be exercised if the exercise would violate any applicable laws and regulations in PRC or cause any license or permit held by, and necessary for the operation of iASPEC, to be cancelled or invalidated. The Option Agreement will terminate on the date that IST exercises its purchase option and acquires all the shares or assets of iASPEC pursuant to the terms of the Option Agreement. The Option Agreement may be rescinded by IST upon 30 days’ notice without costs to terminate. The Option Agreement does not have renewal provisions.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018

Amended and Restated MSA

The Amended and Restated MSA was entered into on December 13, 2009, by and among IST, iASPEC and iASPEC’s sole shareholder, Mr. Lin. Pursuant to the Amended and Restated MSA, IST will provide management and consulting services to iASPEC, under the following terms:

●	iASPEC agreed that IST will be entitled to receive ninety five percent (95%) of the Net Received Profit, as defined, of iASPEC during the term of the Agreement. iASPEC is obligated to calculate and pay the Net Received Profit due to IST no later than the last day of the first month following the end of each fiscal quarter. Mr. Lin, agreed to enter into an agreement with IST to pledge all of his equity interests in iASPEC as security for his and iASPEC’s fulfillment of their respective obligations under the MSA, and to register the pledge agreement with the local AIC (Administration for Industry and Commerce). The Amended and Restated MSA was executed on December 13, 2009. Based on the advice of the Company’s PRC legal counsel, in January 2010 all the parties to the agreement decided not to enter into a pledge agreement.

●	Mr. Lin confirmed his status as the sole iASPEC shareholder and his assumption of all of the obligations of the iASPEC shareholder under the agreement, including a confirmation of his continuing obligation under a written guaranty, executed by the then iASPEC shareholders.

●	Based on iASPEC’s needs for its development and operation, IST has the right, from time to time, at its sole discretion, to provide iASPEC with capital support.

●	IST agreed that it will not interfere with any business of iASPEC covered by iASPEC’s PRC State Secret related Computer Information System Integration Certificate, including but not limited to, seeking access to relevant documents regarding such business. However, iASPEC agreed that it will cooperate with the requests of the Company as necessary to comply with the Company’s reporting obligations to the Securities and Exchange Commission. (“SEC”).

The Amended and Restated MSA amended certain terms of the original Management Service Agreement which became effective on July 1, 2007 and has a term of 30 years unless otherwise early termination by the parties by one of the following means:

●	Either iASPEC or IST may terminate the Amended and Restated MSA immediately (a) upon the material breach by a party of its obligations and the failure of such party to cure such breach within 30 working days after written notice from the non-breaching party; or (b) upon the filing of a voluntary or involuntary petition in bankruptcy by a party, or of which the party is the subject to insolvency, or the commencement of any proceedings placing the party in a receivership, or of any assignment by a party for the benefit of creditors; or

●	The Amended and Restated MSA may be terminated at any time by IST upon 90 calendar days’ written notice delivered to all other parties.

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

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018

The Amended and Restated MSA does not have renewal provisions. We expect that the parties to the Amended and Restated MSA will negotiate to extend the term of the agreement before its expiration.

The substance of the Amended and Restated MSA and the Option Agreement is to:

●	Allow the Company to utilize the business licenses, contacts, permits, and other resources of iASPEC in order for the Company to be able to expand its operations and business model;

●	Provide the Company with effective control over all of iASPEC’s operations; and provide the shareholders of iASPEC an opportunity to monetize a portion of their investment through the $1.8 million purchase option.

Going Concern and Management’s Plans

Compared to a net loss of approximately $18.5 million for the year ended December 31, 2016, the Company had started to earn net profit since 2017. For the year ended December 31, 2018 and 2017, the Company earned net income of approximately $1.7 million and $0.9 million, respectively. The Company reported positive cash flows from operations of approximately $2.5 million and $4.5 million for the years ended December 31, 2018 and 2017 respectively, compared to negative cash flows of approximately $2.8 million from operations for the year ended December 31, 2016. As of December 31, 2018, the Company had a working capital of approximately $4.9 million, compared to a working capital deficiency of approximately $1.5 million as of December 31 2017. The Company had limited income from operations of approximately $0.2 million and a loss from operations of approximately $0.5 million for the years ended December 31, 2018 and 2017, respectively. The Company had significant accumulated deficit approximately $170.9 million and $172.4 million as of December 31, 2018 and 2017, respectively.

The Company has successfully transformed its business model from providing IT software, hardware, and system integration services to the public sectors to offering cloud-based ecosystem solutions to the private sectors, and generated positive cash flows from operating activities in the last two years. In 2019, the management will continue to execute the existing business strategies with focuses on collection of accounts receivable, maintaining proper inventory level, and managing accounts payable to enhance operating cash flows. In addition, the Company will aggressively develop domestic and international markets to develop new customers. The Company successfully grew domestic market share reaching over 100 cities in 2018, and expects to achieve market expansion to more than 300 cities in 2019, and more than 800 cities in 2020. The Company has also advanced into international arena forming a joint venture in Singapore, establishing a business relationship in Canada, and exploring opportunities in other geographical regions.

If the Company’s business strategies are not successful in addressing its current financial concerns, potential capital raise from issuing equity security or debt instrument or additional loan facility may occur to support required cash flows. However, the Company can make no assurances that financing will be available for the amounts we need, or on terms commercially acceptable to us, if at all. If one or all of these events do not occur or subsequent capital raise was insufficient to bridge financial and liquidity shortfall, substantial doubt exists about the Company’s ability to continue as a going concern. The consolidated financial statements have been prepared assuming that the Company will continue as a going concern and, accordingly, do not include any adjustments that might result from the outcome of this uncertainty.

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

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. The Company’s significant estimates include its accounts receivable, warrants liability, fair value of stock options, valuation allowance of deferred tax assets, and other intangible assets. Management makes these estimates using the best information available at the time the estimates are made; however actual results could differ from those estimates.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018

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

(d) Cash and Cash Equivalents

The Company considers all highly liquid investments purchased and cash deposits with financial institutions with original maturities of three months or less to be cash equivalents. The Company had no cash equivalents as of December 31, 2018 or 2017.

The Company maintains its cash accounts at credit worthy financial institutions and closely monitors the movements of its cash positions. As of December 31, 2018 and 2017, approximately $1.6 million and $3.0 million of cash, respectively, was held in bank accounts in the PRC.

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

The Company evaluates the creditworthiness of all of its customers individually before accepting them and continuously monitors the recoverability of accounts receivable. If there are any indicators that a customer may not make payment, the Company may consider making provision for non-collectability for that particular customer. At the same time, the Company may cease further sales or services to such customer. The following are some of the factors that the Company considers in determining whether to discontinue sales or record an allowance:

●	the customer fails to comply with its payment schedule;
●	the customer is in serious financial difficulty;
●	a significant dispute with the customer has occurred regarding job progress or other matters;
●	the customer breaches any of the contractual obligations;
●	the customer appears to be financially distressed due to economic or legal factors;
●	the business between the customer and the Company is not active; and
●	other objective evidence indicates non-collectability of the accounts receivable.

The Company considers the following factors when determining whether to permit a longer payment period or provide other concessions to customers:

●	the customer’s past payment history;
●	the customer’s general risk profile, including factors such as the customer’s size, age, and public or private status;
●	macroeconomic conditions that may affect a customer’s ability to pay; and
●	the relative importance of the customer relationship to the Company’s business.

Since May 2017, the Company entered into a series of contracts with Shenzhen Taoping New Media, Co., Ltd.(“Shenzhen Taoping”) and its affiliates for the sale of the Company’s Cloud-Application-Terminal based digital ads display terminals, software and technical services. Shenzhen Taoping is a company controlled by Mr. Lin.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018

Accounts receivable as at December 31, 2018 and 2017 are as follows:

	December 31, 2018	December 31, 2017
Accounts Receivable	$11,437,581	$8,249,457
Allowance for doubtful accounts	(3,441,650)	(2,981,705)
Accounts Receivable – Net	$7,995,931	$5,267,752
Accounts Receivable-related parties	$9,787,645	$4,872,743
Allowance for doubtful accounts	(242,192)	-
Accounts Receivable-related parties– Net	$9,545,453	$4,872,743
Non-current Accounts Receivable	$1,078,777	$-

The allowance for doubtful accounts at December 31, 2018 and 2017, totaled approximately $3.7 million and $3.0 million, respectively, representing management’s best estimate. The following table describes the movements in the allowance for doubtful accounts during the years ended December 31, 2018 and 2017.

Balance at January 1, 2017	$2,625,765
Increase in allowance for doubtful accounts	180,305
Foreign exchange difference	175,635
Balance at December 31, 2017	$2,981,705
Increase in allowance for doubtful accounts	862,644
Foreign exchange difference	(160,507)
Balance at December 31, 2018	$(3,683,842)

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

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018

The following tables present the fair value hierarchy of those assets and liabilities measured at fair value:

Recurring fair value measurements:

	Fair Value Measurements Using
		Quoted
		Prices in
		Active			Total Gains
		Markets	Significant		(Losses) for
		for	Other	Significant	the year
	As of	Identical	Observable	Unobservable	ended
	December 31,	Liabilities	Inputs	Inputs	December 31,
	2017	(Level 1)	(Level 2)	(Level 3)	2017
Warrants liability	$-	$-	$-	$-	$3,720
Total recurring fair value measurements					$3,720

As of December 31, 2017, the Company measured the fair value of its derivative liability related to warrants using a binomial or lattice model and Monte-Carlo Simulation for warrants A. Series A warrants expired on May 26, 2018 without exercise. Series B warrants were fully exercised as of December 31, 2016. The following tables reflect the quantitative information about recurring Level 3 fair value measurements:

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

The table below reflects the components effecting the change in fair value for the year ended December 31, 2017:

	Level 3 Liabilities
	For the Year Ended December 31, 2017
	January 1,		Change in Fair	December 31,
	2017	Settlements	Value	2017
Warrants liability (see Note 15)	$3,720	$-	$(3,720)	$-

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018

Non-recurring fair value measurements:

	Fair Value Measurements Using
		Quoted
		Prices in			Total
		Active			Losses from
		Markets	Significant		impairment
	As of	for	Other	Significant	for the year
	December	Identical	Observable	Unobservable	ended
	31,	Liabilities	Inputs	Inputs	December 31,
	2016	(Level 1)	(Level 2)	(Level 3)	2016
Goodwill	$-	$-	$-	$-	$(4,442,367)
Total non-recurring fair value measurements					$(4,442,367)

As of December 31, 2016, goodwill was measured at fair value on a non-recurring basis using level 3 inputs, which resulted in impairment charges being recorded for the year ended December 31, 2016. Refer to Note 6 for impairment detail.

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

(j) Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated amortization and depreciation. Amortization and depreciation is provided over the assets’ estimated useful lives, using the straight-line method. Estimated useful lives of property, plant and equipment are as follows:

Office buildings	20-50 years
Plant and machinery	3-20 years
Electronics equipment, furniture and fixtures	3-5 years
Motor vehicles	5 years
Purchased software	3-5 years

Maintenance and repairs costs are expensed as incurred, whereas significant renewals and betterments are capitalized.

(k) Intangible assets

Intangible assets represent technology, and software development costs and trademarks capitalized by the Company’s subsidiaries.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018

Intangible assets are stated at acquisition fair value or cost less accumulated amortization, and amortized using the straight-line method over the following estimated useful lives:

Software development costs	3-5 years
Trademarks	5 years

(l) Goodwill

Goodwill and indefinite-lived intangible assets are required to be tested for impairment at least annually. The Company tests goodwill for impairment in the fourth quarter each year or earlier if an indicator of impairment exists.

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

(m) Impairment of Long-Lived Assets

Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. It is reasonably possible that these assets could become impaired as a result of technology or other industry changes. Recoverability of assets to be held and used is determined by comparing their carrying amount with their expected future net undiscounted future cash flows from the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by how much the carrying amount exceeds the fair value of the assets. There were no impairment charges for the years ended December 31, 2018, 2017 and 2016. Assets held for disposal, if any, are reported at the lower of the carrying amount or fair value less costs to sell.

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

(o) Revenue Recognition

Beginning January 1, 2018, the Company has adopted the ASU 2014-09, Topic 606, “Revenue from Contracts with Customers” and its related amendments (collectively referred to as “ASC 606”) for its new revenue recognition accounting policy that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The adoption of the new revenue recognition standard has no material impact on the Company’s consolidated financial statements for any periods prior to 2018. Therefore prior period amounts are not adjusted.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018

The Company generates its revenues primarily from three sources: (1) hardware sales, (2) software sales, and (3) system integration. Revenue is recognized when obligations under the terms of a contract with our customers are satisfied; and generally occurs upon delivery of the goods and services.

Hardware Sales

Hardware revenues are generated primarily from the sale of Cloud-Application-Terminal based digital ads display terminals with integrated software essential to the functionality of the hardware to our customers (inclusive of related parties). Although manufacturing of the hardware has been outsourced to the Company’s Original Equipment Manufacturer (OEM) suppliers, the Company has acted as the principal of the contract. The Company has indicated that it may from time to time provide future unspecified software upgrades to the hardware products’ essential software, which is expected to be infrequent and, free of charge. Non-software services is mainly the one-time training session provided to the customer to familiarize them with the software operation upon the customer’s initial introduction to the software platform. The costs of providing infrequent software upgrade and training provided to the customer for familiarizing the software operations are de minimis. As a result, the Company does not allocate transaction price to software upgrade and customer training. Hardware sales are classified as “Revenue-Products” on the Company’s consolidated statements of operations.

Software Sales

Customers in the private sector contract the Company to design and develop software products specifically customized for their needs for a fixed price. Software development projects usually include developing software, integrating various isolated software systems into one, and testing the system. The design and build services, together with the integration of the various elements, are generally determined to be essential to the functionality of the delivered software. The contracted price is usually paid in installments based on progression of the project or at the delivery of the software. The Company usually provides non-software services including after-sale support, technical training. The technical training only occurs at the introduction of the software. The software is highly specialized and stable, after-sale support and subsequent upgrade or enhancement are infrequent. The Company has estimated the costs associated with the non-software performance obligations and concludes that these obligations are de minimis to the overall contract. Therefore, the Company does not further allocate transaction price.

The Company usually completes the customized software contracts less than 12 months and recognizes the revenue at the point of delivery because the Company does not have an enforceable right to payment for performance completed to date. Revenues from software development contracts are classified as “Revenue-Software” on the Company’s consolidated statements of operations.

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

As a result of the Company’s business transformation from a traditional IT business solution provider to a provider of integrated Cloud-Application-Terminal based products and services, system integration services have been phased out. Collection of residual contract transaction prices from the previously completed performance obligations only accounted for about 2% of the Company’s 2017 consolidated revenue. System integration services generated no revenue for the year ended December 31, 2018, and will further diminish in 2019 and beyond. Therefore, system integration services will have de minimis impact, if not at all, to the Company’s revenue recognition upon adoption of ASC 606.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018

Other Revenue

The Company also reports other revenue which comprises revenue generates from other hardware maintenance services, network maintenance services, rental income, and miscellaneous income.

Revenue is recognized when performance obligations are satisfied upon competition of the services. No contract costs associate with elements of other revenue.

Contract balances

The Company records advances from customers when cash payments are received or due in advance of our performance. For the years ended December 31, 2018 and 2017, the Company recognized revenue of $1,290,000 and $1,430,000, respectively, that was included in the advances from customers balance at the beginning of each reporting period.

Practical expedients and exemptions

The Company generally expenses sales commissions if any incurred because the amortization period would have been one year or less. In many cases, the Company is approached by customers for customizing software products for their specific needs without incurring significant selling expenses.

The Company does not disclose the value of unsatisfied performance obligations for contracts with an original expected length of one year or less.

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

The Company applies ASC 505, “Equity-Based Payments to Nonemployee”, which requires that share-based payment transactions with nonemployees, such as share options, be measured at the fair value of the consideration received or the fair value of the equity instruments issued, whichever can be more reliably measured. The fair value of the equity instrument is measured at the measurement date and recognized as compensation expense over the requisite service period, with a corresponding addition to equity. Under this method, compensation cost related to nonemployee share options or similar equity instruments is measured based on the fair value of the award and is recognized over the period specified in the service agreement or the performance conditions being achieved in the same manner as of the Company had paid cash for the services.

During the years ended December 31, 2018, 2017, and 2016, the Company recognized approximately $629,000, $583,000, and $273,000, respectively, of stock-based compensation expense.

(r) Foreign Currency Translation

The functional currency of the US and BVI companies is the United States dollar. The functional currency of the Company’s Hong Kong subsidiaries is the Hong Kong dollar.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018

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

The exchange rates adopted are as follows:

	December 31, 2018	December 31, 2017
Year-end RMB to US$ exchange rate	6.8787	6.5084
Average yearly RMB to US$ exchange rate	6.6079	6.7561

The average yearly RMB to US$ exchange rate adopted for the year ended December 31, 2016 was 6.6403.

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

(t) Subsidy Income

Subsidy income mainly represents income received from various local governmental agencies in China for developing high technology products in the fields designated by the government as new and highly innovative. We have no continuing obligation under the subsidy provision. The Company recognizes subsidy income upon receipt of official grant notice from local government authorities.

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

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018

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

The Company reports financial and operating information in the following two segments:

(a)	Cloud-based Technology (CBT) segment — The CBT segment is the Company’s current and future focus for corporate development. It includes the Company’s cloud-based products and services sold to private sectors including new media, healthcare, education, and residential community management. In this segment, the Company generates revenues from the sales of hardware and software total solutions with proprietary software and content as well as from designing and developing software products specifically customized for private sector customers’ needs for a fixed price.

(b)	Traditional Information Technology (TIT) segment —The TIT segment includes the Company’s project-based technology products and services sold to the public sector. The solutions the Company has sold primarily include Geographic Information Systems (GIS), Digital Public Security Technology (DPST), and Digital Hospital Information Systems (DHIS). In this segment, the Company generates revenues from sales of hardware and system integration services.

(x) Reclassifications

Certain prior period amounts have been reclassified to be comparable to the current period presentation. This reclassification has no effect on previously reported net assets or net income (loss).

(y) Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, “ASC 842-10-65-1, Leases (Topic 842)”. The guidance requires, with the exception of short-term leases, a lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Under the new guidance, lessor accounting is largely unchanged. Certain targeted improvements were made to align, where necessary, lessor accounting with the lessee accounting model and Topic 606, Revenue from Contracts with Customers. The guidance requires prospective application for reporting periods beginning after December 15, 2018 and early adoption is permitted. Lessees (for capital and operating leases) and lessors (for sales-type, direct financing, and operating leases) must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Lessees and lessors may not apply a full retrospective transition approach. The Company adopted the standard in January 2019. Adoption of ASU 2016-2 did not have material impact on the consolidated financial statements.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018

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

In August 2018, the FASB issued ASU 2018-13,” Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement.” “These amendments modify the disclosure requirements in Topic 820 as follows: Removals of the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy; the policy for timing of transfers between levels; the valuation processes for Level 3 fair value measurements; and for nonpublic entities, the changes in unrealized gains and losses for the period included in earnings for recurring Level 3 fair value measurements held at the end of the reporting period. Modifications in lieu of a rollforward for Level 3 fair value measurements, a nonpublic entity is required to disclose transfers into and out of Level 3 of the fair value hierarchy and purchases and issues of Level 3 assets and liabilities; For investments in certain entities that calculate net asset value, an entity is required to disclose the timing of liquidation of an investee’s assets and the date when restrictions from redemption might lapse only if the investee has communicated the timing to the entity or announced the timing publicly; and the amendments clarify that the measurement uncertainty disclosure is to communicate information about the uncertainty in measurement as of the reporting date. Additions, the changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period; and the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. For certain unobservable inputs, an entity may disclose other quantitative information (such as the median or arithmetic average) in lieu of the weighted average if the entity determines that other quantitative information would be a more reasonable and rational method to reflect the distribution of unobservable inputs used to develop Level 3 fair value measurements.” Amendments are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. An entity is permitted to early adopt any removed or modified disclosures upon issuance of ASU No. 2018-13 and delay adoption of the additional disclosures until their effective date. Adoption of ASU 2018-13 is not expected to have material impact on the consolidated financial statements.

In August 2018, the FASB issued ASU 2018-15, “Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract.” These amendments align the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal use software license). The accounting for the service element of a hosting arrangement that is a service contract is not affected by these amendments. The amendments are effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2019. Adoption of ASU 2018-13 is not expected to have material impact on the consolidated financial statements.

In October 2018, the FASB issued ASU 2018-17, “Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities”. “The new guidance supersedes the private company alternative for common control leasing arrangements issued in 2014 and expands it to all qualifying common control arrangements. Under the new standard, a private company could make an accounting policy election to not apply VIE guidance to legal entities under common control (including common control leasing arrangements) when certain criteria are met. This accounting policy election must be applied by a private company to all current and future legal entities under common control that meet the criteria for applying the alternative. A private company will be required to continue to apply other consolidation guidance, specifically the voting interest entity guidance. Additionally, a private company electing the alternative is required to provide detailed disclosures about its involvement with, and exposure to, the legal entity under common control. The ASU also amends the guidance for determining whether a decision-making fee is a variable interest. The amendments require organizations to consider indirect interests held through related parties under common control on a proportional basis rather than as the equivalent of a direct interest in its entirety (as currently required in GAAP). Therefore, these amendments likely will result in more decision makers not consolidating VIEs. This ASU are effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Adoption of ASU 2018-17 is not expected to have material impact on the consolidated financial statements.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018

In March 2019, the FASB issued ASU 2019-01, “Leases (Topic 842): Codification Improvements”. “These amendments align the guidance for fair value of the underlying asset by lessors that are not manufacturers or dealers in Topic 842 with that of existing guidance. As a result, the fair value of the underlying asset at lease commencement is its cost, reflecting any volume or trade discounts that may apply. However, if there has been a significant lapse of time between when the underlying asset is acquired and when the lease commences, the definition of fair value (in Topic 820, Fair Value Measurement) should be applied. (Issue 1). The ASU also requires lessors within the scope of Topic 942, Financial Services—Depository and Lending, to present all “principal payments received under leases” within investing activities. (Issue 2). Finally, the ASU exempts both lessees and lessors from having to provide certain interim disclosures in the fiscal year in which a company adopts the new leases standard. (Issue 3). “The transition and effective date provisions apply to Issue 1 and Issue 2. They do not apply to Issue 3 because the amendments for that Issue are to the original transition requirements in Topic 842. The effective date of those amendments is for fiscal years beginning after December 15, 2019. Adoption of ASU 2019-01 is not expected to have material impact on the consolidated financial statements.

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

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018

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

For the years ended December 31, 2018, 2017 and 2016, net income of $ 186,803, net income of $ 80,704, and net loss of $ 353,876, respectively, have been attributed to non-controlling interest in the consolidated statements of operations of the Company.

Government licenses, permits and certificates represent substantially all of the unrecognized revenue-producing assets held by the VIEs. Recognized revenue-producing assets held by the VIEs consist of property, plant and equipment, and intangible assets.

The VIE’s assets and liabilities were as follows as of December 31, 2018 and 2017:

	December 31, 2018	December 31, 2017
Total current assets	$22,329,838	$12,989,673
Property, plant and equipment	2,741,596	2,283,672
Intangible assets	46,079	776,405
Total assets	31,269,756	22,248,087
Intercompany payable to the WFOE	16,223,657	13,851,481
Total current liabilities	33,332,745	28,571,686
Total liabilities	33,332,745	28,571,686
Total equity	$(2,062,989)	$(6,323,599)

4. DISPOSALS OF CONSOLIDATED ENTITIES

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

SZ iASPEC was dissolved on October 26, 2018.The dissolution of SZ iASPEC did not result in any gain or loss for the year ended December 31, 2018.

None of the above-referenced disposals in 2018, 2017 or 2016 qualified as discontinued operations as they do not individually or in the aggregate represent a strategic shift that has had a major impact on the Company’s operations or financial results.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018

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

Components of basic and diluted earnings (loss) per share were as follows for the years ended December 31, 2018, 2017, and 2016:

	2018	2017	2016
Net income (loss) attributable to the Company	$1,691,983	$858,605	$(18,170,601)
Weighted average outstanding ordinary shares-Basic	40,859,626	40,231,159	40,175,439
-dilutive effect of stock options- employees	669,317	92,010	-
-dilutive effect of stock options- nonemployees	36,637	10,477	-
Weighted average outstanding ordinary shares- Diluted	41,565,580	40,333,646	40,175,439
Earnings (loss) per share:
Basic	$0.04	$0.02	$(0.45)
Diluted	$0.04	$0.02	$(0.45)

Warrants for the purchase of 525,621 shares were not included in the calculations for the years ended December 31, 2018, 2017 or 2016 as their effect would have been anti-dilutive. For the year ended December 31, 2018 and 2017, 705,954 shares and 102,487 shares were included in the diluted earnings per share calculation, respectively. These incremental shares were added to denominator for the period that stock options were outstanding due to the average market price of the Company’s stock in the period exceeded the exercise prices of the stock options granted to the Company’s employees and various consultants. The incremental shares were computed under the treasury stock method. Because the effect would be anti-dilutive, there were 2,286,000 stock options outstanding that were not included in the computation of dilutive weighted average shares outstanding for the year ended December 31, 2016.

6. GOODWILL

Goodwill by segments for the year ended December 31, 2016 is as follows:

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

The CBT Segment revenue grew significantly below what was anticipated, and incurred a substantial loss as research and development of the cloud-based ecosystem just being completed causing delay in marketing the products and services. Based on the impairment test performed in 2016, step one of the test results indicated that the carrying amount of CBT segments exceeded their fair value, and therefore an impairment of goodwill was probable. Management then determined the implied fair value of goodwill for the CBT segments. As a result, the Company recognized a goodwill impairment loss of $4.4 million in the CBT segment in 2016.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018

7. RELATED PARTY TRANSACTIONS

(a) Revenue – related party

Since May 2017, the Company has entered into a series of contracts with Shenzhen Taoping New Media Co., Ltd. (Shenzhen Taoping) and its affiliates for the sale of the Company’s Cloud-Application-Terminal based digital ads display terminals, software and technical services. Shenzhen Taoping is a related party company controlled by Mr. Lin, the Company’s Chairman and Chief Executive Officer. For the years ended December 31, 2018, 2017 and 2016, revenues from related party for sales of products were approximately $9.4 million, $9.1 million and $0, respectively.

(b) Rental income – related party

On July 1, 2017, the Company entered into a lease agreement with Shenzhen Taoping New Media Co., Ltd. for leasing the Company’s office space located at 18th Floor, Education and Technology Building, Zhuzilin, Futian District, Shenzhen City for a period of 24 months. Shenzhen Taoping is a company controlled by Mr. Lin. For the years ended December 31, 2018 and 2017, the Company’s rental income from related party was approximately $63,000 and $31,000, respectively.

(c) Services purchase –related party

In the second half of 2018, iASPEC and Bocom accrued a total of $66,135 payable to Shenzhen Taoping New Media Co., Ltd., for certain consultation services provided by Shenzhen Taoping.

(d) Amount due to related-party

As of December 31, 2018 and 2017, the Company recorded a total of $1.0 million and $1.2 million, respectively due to Shenzhen Taoping which were due on demand, without interest. The Company fully repaid subsequently.

8. INVENTORIES

As of December 31, 2018 and 2017, inventories consist of:

	December 31, 2018	December 31, 2017
Raw materials	$3,482	$74,736
Work in Process	-	13,497
Finished goods	628,439	472,594
Cost of projects	152,131	297,951
	$784,052	$858,778
Allowance for slow-moving or obsolete inventories	(90,375)	(227,168)
Inventories, net	$693,677	$631,610

For the years ended December 31, 2018, 2017, and 2016, impairments expense for obsolete inventories were approximately $30,000, $177,000, and $325,000, respectively.

9. PROPERTY, PLANT AND EQUIPMENT

As of December 31, 2018 and 2017, property, plant and equipment consist of:

	December 31,
	2018	2017
Office buildings	$4,833,162	$5,177,737
Electronic equipment, furniture and fixtures	4,385,548	11,422,706
Motor vehicles	225,101	333,769
Purchased software	13,321,814	10,998,174
	22,765,625	27,932,386
Less: accumulated depreciation	(11,166,209)	(16,101,688)
Property, plant and equipment, net	$11,599,416	$11,830,698

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018

Depreciation expense for the years ended December 31, 2018, 2017, and 2016 were approximately $2.9 million, $2.0 million, and $1.7 million, respectively.

Company’s office buildings, with net carry value of approximately $3.0 million, are used as collateral for its short-term bank loan.

10. INTANGIBLE ASSETS

As of December 31, 2018 and 2017, intangible assets consist of:

	Software and software
	development costs	Trademarks	Total
Gross carrying amounts Balance as of January 1, 2017	$4,045,285	$884,483	$4,929,768
Foreign currency translation	270,585	59,162	329,747
Balance as of December 31, 2017	4,315,870	943,645	5,259,515
Foreign currency translation	(232,327)	(50,797)	(283,124)
Balance as of December 31, 2018	4,083,543	892,848	4,976,391
Accumulated amortization Balance as of January 1, 2017	2,537,736	835,726	3,373,462
Amortization expense	801,475	18,993	820,468
Foreign currency translation	200,255	56,623	256,878
Balance as of December 31, 2017	3,539,466	911,342	4,450,808
Amortization expense	716,744	17,406	734,150
Foreign currency translation	(218,746)	(49,742)	(268,488)
Balance as of December 31, 2018	4,037,464	879,006	4,916,470
Intangible assets, net	$46,079	$13,842	$59,921

Amortization expense for the years ended December 31, 2018, 2017 and 2016 was approximately $0.7 million, $0.8 million, and $0.8 million, respectively.

Estimated amortization for the next two years is as follows:

2019	$58,406
2020	1,515
Total	$59,921

11. BANK LOANS

	December 31, 2018	December 31, 2017
Secured short-term loans	$6,082,574	$7,817,610
Total short-term bank loans	$6,082,574	$7,817,610

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018

Detailed information of secured short-term loan balances as of December 31, 2018 and 2017 were as follows:

	December 31, 2018	December 31, 2017
Collateralized by office buildings of IST and guaranteed by Mr. Lin and Biznest	$4,361,310	$4,609,440
Collateralized by office buildings of ISIOT and guaranteed by IST and guaranteed by Mr. Lin and Secured by ISTIL	1,721,264	-
Guaranteed by High-tech Investment Company(i) and Mr. Lin	-	1,536,480
Collateralized by office buildings of ISIOT and Guaranteed by IST and by iASPEC and Secured by ISTIL	-	1,671,690
Total	$6,082,574	$7,817,610

(i) High-tech Investment Company is an unrelated third party.

As of December 31, 2018, the Company had short-term bank loans of approximately $6.1 million, which mature on various dates from May 16, 2019 to November 13, 2019. The short-term bank loans can be extended for another year by the banks without additional charges to the Company upon maturity. The bank borrowings are in the form of credit facilities. Amounts available to the Company from the banks are based on the amount of collateral pledged or the amount guaranteed by the Company’s subsidiaries. These borrowings bear interest rates ranging from 6.0% to 6.74% per annum. The weighted average interest rates on short term debts were approximately 6.43%, 6.38%, and 6.01% for the years ended December 31, 2018, 2017, and 2016, respectively. The interest expenses were approximately $0.5 million, $0.5 million, and $0.5 million, respectively, for the same periods, respectively.

12. INCOME TAXES

Pre-tax income (loss) from continuing operations for the years ended December 31, 2018, 2017, and 2016 were taxable in the following jurisdictions:

	2018	2017	2016
PRC	$2,371,708	$1,081,102	$(1,442,284)
Hong Kong	(28,177)	(3,630,749)	(5,773,843)
BVI	(1,665,976)	2,418,613	(11,250,506)
Total income (loss) before income taxes	$677,555	$(131,034)	$(18,466,633)

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

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the “Act”). The Act makes broad and complex changes to the U.S. tax code, including, but not limited to, (1) reducing the U.S. federal corporate tax rate from 35 percent to 21 percent; (2) requiring companies to pay a one-time transition tax on certain unrepatriated earnings of foreign subsidiaries; (3) generally eliminating U.S. federal income taxes on dividends from foreign subsidiaries; (4) requiring a tax on Global Intangible Low-Taxed Income (“GILTI”) which is a current inclusion in U.S. federal taxable income of certain earnings of controlled foreign corporations; (5) eliminating the corporate alternative minimum tax (“AMT”) and changing how existing AMT credits can be realized; (6) creating the base erosion anti-abuse tax (“BEAT”), a new minimum tax; (7) creating a new limitation on deductible interest expense; and (8) changing rules related to uses and limitations of net operating loss carryforwards created in tax years beginning after December 31, 2017.

The SEC staff issued Staff Accounting Bulletin 118, which provides guidance on accounting for the tax effects of the Act for which the accounting under ASC 740, Income Taxes (“ASC 740”) is incomplete. To the extent that a company’s accounting for certain income tax effects of the Act is incomplete but it is able to determine a reasonable estimate, it must record a provisional estimate in the financial statements. If a company cannot determine a provisional estimate to be included in the financial statements, it should continue to apply ASC 740 on the basis of the provisions of the tax laws that were in effect immediately before enactment of the Act.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018

As of December 31, 2018, the Company has completed its accounting for the tax effects of the enactment of the Act. The Company has determined that the Act has no material tax impact to the Company’s consolidated financial statements and made no adjustment within the measurement period.

BVI

Under the current laws of the BVI, dividends and capital gains arising from the Company’s investments in the BVI and ordinary income, if any, are not subject to income taxes.

Hong Kong

Under the current laws of Hong Kong, IST HK is subject to a profit tax rate of 16.5% .

PRC

Income tax (benefit) expense from continuing operations consists of the following:

	2018	2017	2016
Current taxes	$(1,201,231)	$(1,070,343)	$(307,557)
Deferred taxes	-	-	365,401
Income tax (benefit) expense	$(1,201,231)	$(1,070,343)	$57,844

Current income tax (benefit) expense was recorded in 2018, 2017 and 2016 and was related to differences between the book and corporate income tax returns.

	2018	2017	2016
PRC statutory tax rate	25%	25%	25%
Computed expected income tax expense (benefit)	$169,389	$(32,759)	$(4,616,658)
Tax rate differential benefit from tax holiday	(246,999)	287,080	652,038
Permanent differences	(1,376,474)	(5,566,907)	2,648,828
Tax effect of deductible temporary differences not recognized	(170,685)	143,948	264,418
Non-deductible tax loss	423,538	4,098,295	1,109,218
Income tax (benefit) expense	$(1,201,231)	$(1,070,343)	$57,844

The significant components of deferred tax assets and deferred tax liabilities were as follows as of December 31, 2018 and 2017:

	December 31, 2018		December 31, 2017
	Deferred	Deferred	Deferred	Deferred
	Tax	Tax	Tax	Tax
	Assets	Liabilities	Assets	Liabilities
Allowance for doubtful accounts	$1,180,109	$-	$1,188,831	$-
Loss carry-forwards	1,953,067	-	1,314,061	-
Fixed assets	12,972	(240,659)	233,220	(243,728)
Inventory valuation	315,719	-	408,905	-
Salary payable	11,946	-	12,113	-
Long-term investments	5,452	-	-	-
Intangible assets	-	127,544	-	134,801
Gross deferred tax assets and liabilities	3,479,265	(113,115)	3,157,130	(108,927)

Valuation allowance	(3,366,150)	-	(3,048,203)	-
Total deferred tax assets and liabilities	$113,115	$(113,115)	$108,927	$(108,927)

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018

The Company has net operating loss carry forwards totaling RMB 54.6 million ($8.3 million) as of December 31, 2018, substantially all of which were from PRC subsidiaries and will expire on various dates through December 31, 2022. Valuation allowance for deferred tax asset was fully provided.

IST and Topcloud are all governed by the Income Tax Laws of the PRC. These companies are approved as being high-technology enterprises and subject to PRC enterprise income tax rate (“EIT”) at 15%. For Biznest, the income tax start from the earning year, the first two years are tax free, and year 3-5 is 12.5% of EIT.

The Company recognizes that virtually all tax positions in the PRC are not free of some degree of uncertainty due to tax law and policy changes by the State. However, the Company cannot reasonably quantify political risk factors and thus must depend on guidance issued by current State officials.

Based on all known facts, circumstances, and current tax law, the Company has recorded $-0- and $-0- of unrecognized tax benefits as of December 31, 2018 and 2017, respectively. The Company believes that there are no tax positions for which it is reasonably possible, based on current Chinese tax laws and policies, that the unrecognized tax benefits will significantly increase or decrease over the next 12 months, individually or in the aggregate, and have a material effect on the Company’s results of operations, financial condition or cash flows.

The Company’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. Any accrued interest or penalties associated with any unrecognized tax benefits were not significant for the years ended December 31, 2018, 2017, and 2016.

Since the Company intends to reinvest its earnings to further expand its businesses in the PRC, the PRC subsidiaries do not intend to declare dividends to their parent companies in the foreseeable future. The Company’s foreign subsidiaries are in a cumulative deficit position. Accordingly, the Company has not recorded any deferred taxes on the cumulative amount of any undistributed deficit. It is impractical to calculate the tax effect of the deficit at this time.

13. OTHER CURRENT AND NON-CURRENT ASSETS

(a) As of December 31, 2018 and 2017, other current assets consist of:

	December 31, 2018	December 31, 2017
Advances to unrelated-parties (ii)	$3,223,897	$2,244,348
Receivable from sale of the deposit of the land use right(i)	2,911,567	3,323,843
Advances to employees	65,258	53,025
Subsidy income receivable(VAT)	-	147,632
Other current assets	104,000	85,944
	$6,304,722	$5,854,792

(i)	The Company planned to purchase land use rights in Dongguan City for expansion of operations in manufacturing and office building in 2010. Under the terms of the purchase agreement with Dongguan Fenggang Municipal Government (the “Local Government”), IST paid approximately $14.0 million (RMB 90.8 million) in total with the Local Government as security deposit for purchase of land use rights, which was refundable, if the Company was to terminate the agreement. In September 2016, the Company terminated the purchase agreement because of the shift of the Company’s business strategy and transformation of the Company’s business. The Company sold deposit receivable of approximately $13.0 million (RMB 90.2 million) without recourse to an unrelated party, Dongguan Dongyi Industrial Co., Ltd. (“Dongyi”), in a consideration of approximately $10.4 million (RMB 72.2 million) with an installment payment plan which runs through December 31, 2019. For the years ended December 31, 2018, 2017 and 2016, the Company received approximately $3.5 million, $3.3 million and $1.0 million from Dongyi, respectively.

The transaction was governed by FASB ASC 860-20, Sales of Financial Assets. The Company recognized and recorded a loss of approximately $2.7 million from the sale in the consolidated statement of operations for the year ended December 31, 2016.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018

(ii)	The advances to unrelated parties for business development, and are non-interest bearing and due on demand.

(b) As of December 31, 2018 and 2017, other non-currents assets consist of:

	December 31, 2018	December 31 2017
Receivable from sale of the deposit of the land use right(i)	$-	$3,326,319
	$-	$3,326,319

14. LOAN RECEIVABLE

	December 31, 2018	December 31 2017
Loan receivable	$2,180,655	$-
	$2,180,655	$-

In September 2018, the Company entered into loan agreement with a certain unrelated third party, under which the Company loaned a total of $2,180,655 to this third party with interest rate of 6.09% per annum. The loan and accrued interest will be fully repaid by December 31, 2019 according to the agreement.

15. WARRANTS LIABILITY

In May 2015, the Company closed an equity offering and issued 2,102,484 ordinary shares to certain institutional investors at a price of $6.44 per share. At the same time, the Company also issued Series A and Series B warrants to purchase an aggregate of 525,621 and 1,051,242 ordinary shares, respectively, to the same investors under the equity offering. The Series B warrants were fully exercised as of December 31, 2016.

The following table outlines the number of warrants outstanding and exercisable as of December 31, 2018 and 2017, respectively:

	December 31, 2018	December 31, 2017
	Number of	Number of
Warrants	Warrants	Warrants	Exercise	Expiration
Outstanding	Outstanding	Outstanding	Price	Date
Series A	-	525,621	$7.73	05/27/2018
Series B	-	-	$7.09	03/15/2016
Total	-	525,621

Series A warrants

Series A warrants were issued to purchase an aggregate of 525,621 ordinary shares at an exercise price of $7.73 per share. The Series A warrants have a term of three years and are exercisable by the holders at any time after the date of issuance before the expiration date. A holder of the Series A warrants has the right to exercise warrants on a cashless basis, if a registration statement or prospectus is not available for the issuance of the ordinary shares upon exercise of the warrants. The Series A warrants are classified as liabilities with fair value $0 at December 31, 2017. Series A warrants expired without exercise on May 26, 2018.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018

Series B warrants

Series B warrants were issued to purchase an aggregate of 1,051,242 ordinary shares at an exercise price of $7.09 per share. The Series B warrants are exercisable by the holders at any time after the date of issuance, and expired six months after the date on which they are first exercisable. A holder of the Series B warrants also has the right to exercise its warrants on a cashless basis, if a registration statement or prospectus is not available for the issuance of the ordinary shares upon exercise of the warrants. In addition, commencing on the 40th day after the issuance date of the Series B warrants, holders may exercise the Series B warrants in whole or in part and, in lieu of making cash payment, upon such exercise and in lieu of making a cashless exercise, elect to receive upon such exercise the net number of ordinary shares determined according the formula specified in the Series B warrant agreement. If the applicable market price of the ordinary shares is less than $4.00 per share (as adjusted for share splits, share distributions, recapitalizations or similar events), and the Company has previously delivered a Net Cash Settlement Notice (as defined in the Series B warrant agreement) to the holders that has not been withdrawn, the Company will pay the holders a certain amount of cash in addition to such number of ordinary shares according to a formula specified in the Series B warrant agreement. Subsequent to the issuance of the Series B warrants, the Company extended the expiration date of the Series B warrants through March 15, 2016. A total of 952,501 Series B warrants were exercised in exchange for 5,613,130 ordinary shares in 2015 and 98,741 Series B warrants were exercised in exchange for 899,795 ordinary shares in 2016. No Series B warrant remains outstanding as of December 31, 2018 and 2017.

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

The Company recognizes the warrants liability at their respective fair values at inception and on each reporting date. The Company utilized a binomial option pricing model (“BOPM”) and a Monte-Carlo simulation to develop its assumptions for determining the fair value of the warrants A and B, respectively. Changes in the fair value of the derivative warrant liabilities for the years ended December 31, 2017 and 2016 are as follows:

	Series A	Series B
	Warrants	Warrants	Total
Balance at January 1, 2016	$156,531	$999,855	$1,156,386
Exercise of warrants and resulting reclassification to equity at fair value	-	(1,118,492)	(1,118,492)
Adjustment resulting from the change in the fair value for the reporting period	(152,812)	118,637	(34,175)

Balance at December 31, 2016	$3,720	$-	$3,720
Adjustment resulting from the change in the fair value for the reporting period	(3,720)	-	(3,720)

Balance at December 31, 2017	$-	$-	$-

16. OTHER PAYABLES AND ACCRUED EXPENSES

As of December 31, 2018 and 2017, other payables and accrued expenses consist of:

	December 31, 2018	December 31, 2017
Advances from unrelated third-parties (i)	$83,128	$194,552
Other taxes payable (ii)	3,250,242	2,772,560
Unrecognized tax benefits (iii)	433,000	433,000
Accrued professional fees	245,846	158,747
Amount due to employees (iv)	55,180	198,370
Other current liabilities	179,995	281,188
	$4,247,391	$4,038,417

(i)	The advances from unrelated parties are non-interest bearing and due on demand.

(ii)	The other taxes payable were the amounts due to the value added tax, business tax, city maintenance and construction tax, and individual income tax. The increase in other taxes payable was mainly attributed to reassessment of prior years’ business tax, value added tax, land use tax, and other auxiliary taxes.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018

(iii)	The Unrecognized tax benefits refer to the land value added tax due to the sale of property, equipment, and land use rights in September 2015.

(iv)	The amounts due to employees were pertaining to employees’ out-of-pocket expenses for travel and meal allowance, etc.

17. RESERVE AND DISTRIBUTION OF PROFIT

In accordance with relevant PRC regulations and the Articles of Association of our PRC subsidiaries, our PRC subsidiaries are required to allocate at least 10% of their annual after-tax profits determined in accordance with PRC statutory financial statements to a statutory general reserve fund until the amounts in said fund reaches 50% of their registered capital. As of December 31, 2018 and 2017, the balance of general reserve is $13.8 million and $14.0 million, respectively.

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

18. EQUITY

(a) Ordinary shares

The Company is authorized to issue 100,000,000 ordinary shares.

On September 19, 2017, at the Company’s 2017 Annual Meeting of Members, the shareholders of the Company approved an amendment to the Company’s Memorandum and Articles of Association to remove the par value of the Company’s ordinary shares. On October 12, 2017, the Company filed an amended and restated Memorandum and Articles of Association (the “Amended and Restated M&A”) with the Registrar of Corporate Affairs in the British Virgin Islands to remove par value per share of the Company’s ordinary shares. As a result, additional-paid-in capital resulted from cash received in excess of par value for the Company’s issuance of ordinary shares was reclassified to ordinary shares at December 31, 2017, in an aggregate of approximately $123.5 million.

In 2016, the Company issued a total of 899,795 ordinary shares, resulting from the Series B warrants exercise. Refer to Note 15 above.

In January 2018, 479,004 and 50,000 ordinary shares were issued as a result of exercise of stock options granted to employees and consultants, respectively. As a result, the amount of $626,000 and $24,000, previously charged to additional paid in capital in the periods services were provided were credited to ordinary shares, respectively. Refer to Note 18 (d) and (e) below.

In November 2018, the Company issued 1,000,000 ordinary shares to two individuals including Mr. Lin at a price of $1.50 per share for a total consideration of $1,500,000. The settlement price was negotiated and resembled the highest trading price of the Company’s stock on November 13, 2018.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018

(b) Repurchase of common shares

On October 4, 2013, the Company announced a $9.0 million share repurchase program. Repurchases may be made in open-market transactions or through privately negotiated transactions. The timing and extent of any repurchase will depend upon market conditions, the trading price of the Company’s ordinary shares, and other factors, and are subject to the restrictions relating to volume, price and timing under the applicable laws, including but not limited to, Rule 10b-18 promulgated under the Securities Exchange Act of 1934, as amended. The Company’s Board of Directors will review the share repurchase program periodically, and may authorize adjustment of its terms and size accordingly. An aggregate of 1,402,448 shares were purchased under the program as of December 31, 2015 in an aggregate amount of approximately $7.1 million. On June 7, 2017 the aggregate of 1,402,448 ordinary shares held in the Company’s treasury stock was canceled. As a result, the excess of the cost of those shares over the par value was allocated to additional paid-in capital and retained earnings in the amount of approximately $7.0 million and $104,000, respectively as of December 31, 2017.

(c) Stock-based compensation

The following table provides the details of the approximate total share-based payments expense during the years ended December 31, 2018, 2017, and 2016:

	For the Year Ended
	December 31,		December 31,		December 31,
	2018		2017		2016
Employees and directors share-based payments	$585,000	(d)	$487,000	(d)	$273,000	(d)
Stock options issued for services	$44,000	(e)	$96,000	(e)	$-
	$629,000		$583,000		$273,000

On September 11, 2013, the Board of Directors of the Company adopted the 2013 Equity Incentive Plan, or the 2013 Plan, pursuant to which, the Company may offer up to five million ordinary shares as equity incentives to its directors, employees and consultants. Such number of shares is subject to adjustment in the event of certain reorganizations, mergers, business combinations, recapitalizations, stock splits, stock dividends, or other change in the corporate structure of the Company affecting the shares issuable under the 2013 Plan. As of December 31, 2015, the Company had issued an aggregate of 4,467,135 shares of restricted stock, to our officers and employees under the 2013 Plan. There was no additional issuance of restricted shares during the years ended December 31, 2018, 2017 and 2016.

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

For the purpose of acquiring the ordinary shares from the Company, certain employees had entered into loan contracts with local banks. The Company had agreed to guarantee the employees’ repayment of these bank loans in the event of default. Of the 3,000,000 shares issued to employees, a total of 725,000 shares were purchased from the Company using the proceeds from these guaranteed bank loans. In December 2014, the Company loaned a total of approximately $1.5 million to these employees in order to for them to repay their respective bank loans. Since the Company has guaranteed these loans, the Company classified $2.2 million, of the total proceeds received as “temporary equity” in the accompanying balance sheet. In May 2015, the liability of these employees to the Company was repaid through either selling a certain numbers of their shares back to the Company or through repayment of cash to the Company. As a result, $1.1 million and $0.8 million were reclassified to “permanent equity” in 2015 and 2014, respectively. In 2016, additional $360,000 of temporary equity was reclassified to permanent equity as a result of subsequently repaying the outstanding balance of the loan for purchasing ordinary shares on April 28, 2017 by Mr. Sun Jun Ping, who was then the Chief Investment Officer of the Company.

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

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018

On May 27, 2016, the Company granted options to purchase an aggregate of 2,712,000 ordinary shares under the 2016 Plan. The fair value of these options was approximately $1.6 million at the date of the grant, of which approximately $407,000, $376,000 and $273,000 was recorded as compensation and included in administrative expenses in the consolidated statements of operations for the services provided for the years ended December 31, 2018, 2017 and 2016, respectively.

On May 17, 2017, the Company granted options to employees and directors to purchase an aggregate of 960,000 ordinary shares under the 2016 Plan. The fair value of these options was approximately $0.5 million at the date of the grant, of which approximately $178,000 and $111,000 was recorded as compensation and included in administrative expenses in the consolidated statements of operations for the services provided for the years ended December 31, 2018 and 2017, respectively.

The following table summarizes the inputs and assumptions used to estimate the fair values of the share options granted for the years ended as follows:

	December 31, 2017	December 31, 2016
Exercise price	$0.99	$1.21
Expected term	3 years	4 years
Expected volatility	80.40%	90.40%
Expected dividend yield	0%	0%
Risk free interest rate	1.59%	1.23%
Fair Value	$0.59	$0.78

Stock option activity for the years ended December 31, 2018, 2017 and 2016 is summarized as follows:

			Weighted Average
		Weighted	Remaining	Aggregated
	Options	Average	Contractual Life	Intrinsic
	Outstanding	Exercise Price	(Years)	Value
Outstanding at January 1, 2016	-	$-	-
Granted	2,712,000	$1.21
Exercised	-
Canceled	(426,000)	$1.21
Outstanding at December 31, 2016	2,286,000	$1.21	4.40	$0
Granted	960,000	$0.99
Exercised	-
Canceled	(328,000)	$1.21
Outstanding at December 31, 2017	2,918,000	$1.14	3.40	$996,860
Exercised	(802,800)	$1.21
Canceled	(113,000)	$1.11
Outstanding at December 31, 2018	2,002,200	$1.11	2.40	$188,790
Vested and expected to be vested as of December 31, 2018	1,938,000	$1.11	2.40	$191,520
Options exercisable as of December 31, 2018 (vested)	913,800	$1.12	2.40	$76,020

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018

There were no stock options granted to employees during the year ended December 31, 2018, and the weighted average grant-date fair value of options granted during the years ended December 31, 2017 and 2016, was $0.59 and $0.75, respectively. The total intrinsic value of stock options exercised during the year ended December 31, 2018 was approximately $1,473,000, and there was no option exercised during the years ended December 31, 2017 and 2016. The Company did not receive any proceeds related to the cashless exercise of stock options from employees for the year ended December 31, 2018.

The following table summarizes the status of options which contain vesting provisions:

		Weighted
		Average
		Grant Date
	Options	Fair Value
Non-vested at January 1, 2018	2,112,800	$0.70
Vested	(913,400)	$0.70
Canceled	(111,000)	$0.69
Non-vested at December 31, 2018	1,088,400	$0.69

As of December 31, 2018, approximately $0.8 million of total unrecognized compensation expense related to non-vested share options is expected to be recognized over a weighted average remaining vesting period of approximately 0.42 years. The total fair value of options vested during the years ended December 31, 2018, 2017 and 2016 was approximately $0.6 million, $0.6 million and $0, respectively. To the extent the actual forfeiture rate is different from what the Company has anticipated, stock-based compensation related to these awards will be different from its expectations.

(e) Stock options to non-employees

Pursuant to the Company’s 2016 Equity Incentive Plan, for the years ended December 31, 2018 and 2017, the Company issued 200,000 stock options to consultants with 125,000 options vested and issued 250,000 stock options to consultants with 250,000 options vested, respectively. The fair value of the options issued to consultants was estimated on the measurement date using the Black-Scholes Merton valuation model. We expensed to administrative expense approximately $44,000 and $96,000 for the years ended December 31, 2018 and 2017, respectively.

As of December 31, 2018, the weighted average exercise price was $1.28 and the weighted average remaining life was 1.32 years. The following table outlines the options outstanding and exercisable as of December 31, 2018:

	2018
	Number of
	Options
	Outstanding	Exercise	Expiration
	and Exercisable	Price	Date
2018 Promotion Service Agreement Options	75,000	$1.26	05/31/2019
2017 Service Agreement Options (Marketing)	50,000	$1.29	10/31/2020
2017 Service Agreement Options (Marketing)	50,000	$1.63	11/30/2020
2017 Service Agreement Options (Marketing)	50,000	$1.48	12/31/2020
2018 Consulting Service Agreement Options	50,000	$1.02	05/27/2021
2017 Consulting Service Agreement Options	50,000	$1.02	05/27/2021
	325,000

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018

19. CONSOLIDATED SEGMENT DATA

Segment information is consistent with how management reviews the businesses, makes investing and resource allocation decisions, and assesses operating performance. Transfers and sales between reportable segments, if any, are recorded at cost. All sales occurred in China since our revenue-generating operations are located in China.

Selected information by segment is presented in the following tables for the years ended December 31, 2018, 2017, and 2016.

	2018	2017	2016
Revenues(1)
TIT Segment	$383,420	$1,239,002	$1,488,882
CBT Segment	20,194,920	16,950,272	8,704,708
	$20,578,340	$18,189,274	$10,193,590

(1)Revenues by operating segments exclude intercompany transactions.

	2018	2017	2016
Income (loss) from operations:
TIT Segment	$(528,891)	$(979,973)	$(3,452,860)
CBT Segment	2,391,930	1,934,001	(8,983,828)
Corporate and others(2)	(1,694,215)	(1,404,731)	(2,141,240)
Income (loss) from operations	168,824	(450,703)	(14,577,928)
Corporate other (expenses) income, net	956,753	758,073	(3,441,369)
Corporate interest income	36,381	7,900	17,420
Corporate interest expense	(484,403)	(450,024)	(498,931)
Corporate warrant income (expense)	-	3,720	34,175
Income (loss) before income taxes	677,555	(131,034)	(18,466,633)

Income tax benefit (expense)	1,201,231	1,070,343	(57,844)
Net income (loss)	1,878,786	939,309	(18,524,477)

Net (income) loss attributable to the non-controlling interest	(186,803)	(80,704)	353,876
Net income (loss) attributable to the Company	$1,691,983	$858,605	$(18,170,601)

(2) Includes non-cash compensation, professional fees and consultancy fees for the Company.

Non-cash employee compensation by segment for the years ended December 31, 2018, 2017, and 2016 are as follows:

	2018	2017	2016
Non-cash employee compensation:
TIT Segment	$-	$-	$-
CBT Segment	-	-	-
Corporate and others	584,629	487,407	273,102
	$584,629	$487,407	$273,102

Depreciation and amortization by segment for the years ended December 31, 2018, 2017, and 2016 are as follows:

	2018	2017	2016
Depreciation and amortization:
TIT Segment	$13,941	$36,018	$48,155
CBT Segment	3,660,596	2,820,888	2,513,780
Corporate and others	-	-	19,821
	$3,674,537	$2,856,906	$2,581,756

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018

	2018	2017	2016
Provisions for bad debt allowance on accounts receivable, other receivable and advances to suppliers; :
TIT Segment	$(438,378)	$273,706	$918,960
CBT Segment	1,268,644	148,682	1,076,086
Corporate and others	-	-	-
	$830,266	$422,388	$1,995,046

	2018	2017	2016
Inventory obsolescence provision:
TIT Segment	$9,261	$158,357	$278,233
CBT Segment	21,142	18,213	46,348
	$30,403	$176,570	$324,581

	2018	2017	2016
Impairment of intangible assets and goodwill
TIT Segment	$-	$-	$-
CBT Segment	$-	-	4,442,367
	$-	$-	$4,442,367

	2018	2017	2016
Impairment of long-term investments
TIT Segment	$-	$-	$-
CBT Segment	45,400	-	-
	$45,400	$-	$-

Total assets by segment as at December 31, 2018 and 2017 are as follows:

	2018	2017
Total assets
TIT Segment	$7,056,968	$8,259,907
CBT Segment	34,529,491	29,125,686
Corporate and others	29,355	144,910
	$41,615,814	$37,530,503

20. COMMITMENTS AND CONTINGENCIES

Biznest lease offices, employee dormitories, and factory space in Shenzhen , China. Lease agreements expired on various dates through November 2018. Afterwards the Company did not have long term lease agreement. For the years ended December 31, 2018, 2017, and 2016, the rental expense was approximately $4,000, $81,000, and $95,000, respectively.

On December 12, 2018, Information Security Technology International Co. Limited, a Company’s wholly owned subsidiary, (“the Subsidiary”) entered into a non-exclusive joint venture agreement with Mr. Huang, a permanent resident of Republic of Singapore, to form Asia Taoping PTE. LTD. (“Asia Taoping”) for providing Internet + Sharing New Media Platform service and other business to South East Asia countries. The Subsidiary owns 10% of equity interest of and contributes registered capital approximately $369,000 to Asia Taoping. Capital contribution is made in installment, of which the first installment is to be contributed within 300 days from the execution date of the joint venture agreement, The Subsidiary has not made the first installment of capital contribution to Asia Taoping. The Subsidiary provides hardware, software platform, and services to the joint venture. Asia Taoping is a corporate joint venture and the Subsidiary does not exercise significant influence, therefore, the investment to Asia Taoping will be accounted for using cost method in Long-Term Investment. Revenue generated from Sales of hardware and services rendered are accounted for related-party transactions.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018

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

21. CONCENTRATIONS

For the years ended December 31, 2018, no customer accounted for greater than 10% of revenue. For the year ended December 31, 2017, one customer accounted for greater than 10% of revenue. For the year ended December 31, 2016, three customers each accounted for greater than 10% of revenue. For the years ended December 31, 2018, 2017, and 2016, the Company’s top five customers accounted for 23%, 47%, and 72% of the Company’s revenues, respectively.

The Company’s top five customers accounted for 23% of accounts receivable as of December 31, 2018, no customer each accounted for greater than 10% or more of accounts receivable. The Company’s top five customers accounted for 46% of accounts receivable as of December 31, 2017, of which two customers each accounted for greater than 10% or more of accounts receivable.

For the years ended December 31, 2018, 2017 and 2016, approximately 89%, 98%, and 79%, respectively, of total inventory purchases were from five unrelated suppliers. Two suppliers each accounted for greater than 10% of total inventory purchases in 2018, five suppliers each accounted for greater than 10% of total inventory purchases in 2017, and four suppliers each accounted for greater than 10% of total inventory purchases in 2016.

