Form 20-F
period 2019-12-31
Taoping Inc.
filed 2020-06-12
CIK 1552670

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

21st Floor, Everbright Bank Building

Zhuzilin, Futian District

Shenzhen, Guangdong 518040

People’s Republic of China
Tel: +86-755-88319888
Fax: + 86-755-83709333

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange On Which Registered
Ordinary Shares, no par value	TAOP	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2019): 42,000,163 ordinary shares, no par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [  ] No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes [  ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [  ]

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes [X] No [  ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer [ ]	Accelerated Filer [ ]	Non-Accelerated Filer [X]	Emerging growth company [ ]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [  ]

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. [  ]

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

Year Ended December 31, 2019

i

ii

EXPLANATORY NOTE

As previously disclosed on Taoping Inc.’s (the “Company”) Form 6-K furnished on April 29, 2020, the filing of this annual report on Form 20-F for the year ended December 31, 2019 was delayed due to circumstances related to COVID-19 and its impact on the Company’s operations. Substantially all of the Company’s operating subsidiaries, consolidated variable interest entities, employees and facilities are located in China which has been affected by the outbreak of COVID-19 since December 2019. During the first quarter of 2020, COVID-19 caused businesses and government agencies throughout China to suspend operations or operate with reduced workforce in shifts for limited periods of time. The COVID-19 pandemic has caused disruptions in the Company’s daily activities and impaired the Company’s ability to file the annual report by the original deadline of April 30, 2020. The Company relied on the SEC’s Order Under Section 36 of the Securities Exchange Act of 1934 Modifying Exemptions from the Reporting and Proxy Delivery Requirements for Public Companies, dated March 25, 2020 (Release No. 34-88465), to delay the filing of this annual report.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

A. Offer Statistics

Not applicable.

B. Method and Expected Timetable

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following table presents selected financial data regarding our business. It should be read in conjunction with our consolidated financial statements and related notes contained elsewhere in this annual report and the information under Item 5 “Operating and Financial Review and Prospects.” The selected consolidated statement of income (loss) data for the fiscal years ended December 31, 2019, 2018, and 2017, and the selected consolidated balance sheet data as of December 31, 2019 and 2018 have been derived from our audited consolidated financial statements that are included in this annual report beginning on page F-1. The selected consolidated statement of income (loss) data for the fiscal years ended December 31, 2016 and 2015, and the selected consolidated balance sheet data as of December 31, 2017, 2016 and 2015 have been derived from our audited consolidated financial statements that are not included in this annual report.

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

	Years Ended December 31,
	2019	2018	2017	2016	2015
Statement of Income Data
Total revenue	$13,791,303	$20,578,340	$18,189,274	$10,193,590	$10,284,868
Total cost of revenue	$7,189,092	$10,924,246	$9,867,508	$7,607,190	$6,381,205
Gross profit	$6,602,211	$9,654,094	$8,321,766	$2,586,400	$3,903,663
(Loss) income from operations	$(4,172,161)	$168,824	$(450,703)	$(14,577,928)	$(26,963,357)
Net (loss) income attributable to TAOP-continuing operations	$(3,582,332)	$1,691,983	$858,605	$(18,170,601)	$(7,504,262)
Net (loss) income per share-continuing operations - basic	$(0.09)	$0.04	$0.02	$(0.45)	$(0.26)
Net (loss) income per share-continuing operations - diluted	$(0.09)	$0.04	$0.02	$(0.45)	$(0.26)
Balance Sheet Data
Cash and cash equivalents	$1,519,666	$1,653,260	$3,260,808	$3,752,375	$3,786,846
Working (deficiency) capital	$(6,975,325)	$4,865,813	$(1,494,326)	$(5,739,129)	$(1,649,728)
Total assets	$40,615,546	$41,615,814	$37,530,503	$34,286,999	$66,091,704
Total liabilities	$26,007,161	$24,011,887	$23,013,011	$21,484,751	$35,637,467
Temporary equity	$-	-	$-	$-	$360,000
Total equity	$14,608,385	$17,603,927	$14,517,492	$12,802,248	$30,094,237

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

Risks Relating to our Business

Our business operations have been and may continue to be materially and adversely affected by the outbreak of the coronavirus (COVID-19).

An outbreak of respiratory illness caused by COVID-19 emerged in late 2019 and has spread within the PRC and globally. The coronavirus is considered to be highly contagious and poses a serious public health threat. The World Health Organization labeled the coronavirus a pandemic on March 11, 2020, given its threat beyond a public health emergency of international concern the organization had declared on January 30, 2020.

Any outbreak of health epidemics in the PRC or elsewhere in the world may materially and adversely affect the global economy, our markets and business. For most of the first quarter of 2020, we scaled back operations, as our employees worked remotely or at premises in shifts for limited periods of time in response to nationwide lockdowns and quarantines. We only resumed full operations since late March. The pandemic has also depressed customers’ demand for our products and services, since businesses across China largely suspended or reduced operations in the past few months. In addition, it now takes longer time to collect accounts receivable. As a provider of digital advertising distribution networks, we are sensitive to the overall business environment and vulnerable to any market downturns.

With the coronavirus epidemic expanding globally, the world economy is suffering a noticeable slowdown. Commercial activities throughout the world have been curtailed with decreased consumer spending, business operation disruptions, interrupted supply chain, difficulties in travel, and reduced workforces. The duration and intensity of disruptions resulting from the coronavirus outbreak is uncertain. It is unclear as to when the outbreak will be contained, and we also cannot predict if the impact will be short-lived or long-lasting. The extent to which the coronavirus impacts our financial results will depend on its future developments. If the outbreak of the coronavirus persists, our business operation and financial condition may be materially and adversely affected as a result of slowdown in economic growth, operation disruptions or other factors that we cannot predict.

We have a limited operating history of selling cloud-based products and services and may be unable to achieve or sustain profitability or reasonably predict our future results.

In early 2013, we made a strategic decision to transform our business from servicing the public sector to focusing on the private sector. Leveraging our experience and expertise in handling large-scale IT projects for the public sector, we started investing in research and development to develop software products for the private sector. In 2014, continuing our business transition from the public sector to the private sector, we identified and provided cloud-based ecosystem solutions to four core markets including new media, healthcare, education, and residential community management. Underpinning our ecosystems are our industry-specific integrated technology platform, resource exchange, and big data services. In 2014, we predominately sold our cloud-based solutions to the Chinese new media industry. Starting from 2015, we further expanded the customer base of cloud-based solutions to education, government, and residential community management. In 2016, we expanded our business from the industry-specific integrated technology platform, resource exchange, and big data services into the elevator IoT sectors. From May 2017, we have focused our business to provide products and services on Cloud-App-Terminal (CAT) and IoT technology based digital advertising distribution networks and new media resource sharing platforms in the out-of-home adverting market in China. As such, we have a limited operating history of selling our cloud-based products and professional services to the private sector, which makes it difficult to evaluate our current business and future prospects and may increase the risk of your investment. In 2018 and 2019, we generated approximately $20.2 million and $13.7 million in revenue respectively, from our cloud-based technology (CBT) segment for customers in the education, new media, and out-of-home advertising market sectors. We expect to have significant operating expenses in the future to further support and grow our business, including expanding the scope of our customer base, expanding our direct and indirect selling capabilities, pursuing acquisitions of complementary businesses, investing in our data storage and analysis infrastructure, and research and development, and increasing our international presence.

Our independent registered auditors have expressed substantial doubt about our ability to continue as a going concern.

Our independent auditors have added an explanatory paragraph to their audit opinion issued in connection with our financial statements included in this report which states that the financial statements were prepared assuming that we would continue as a going concern.

As discussed in notes to the consolidated financial statements included in this report, we reported net income as well as positive cash flows from operating activities in 2018 and 2017. However, due to the unfavorable macro-economic environment and the slowdown of the out-of-home advertising market in China, we incurred net loss of approximately $3.6 million in 2019. As disclosed under Item 5, “Operating and Financial Review and Prospects” and notes to the consolidated financial statements, we will continue to execute the existing business strategies with focuses on selection of quality customers, collection of accounts receivable, maintaining proper inventory level, and managing accounts payable to enhance operating cash flows. In addition, the Company will aggressively develop domestic and international markets to develop new customers. There can be no assurance that we will be successful in achieving the goals set forth in our new business strategy and business model.

Unfavorable economic conditions may affect the level of the out-of-home advertising and information technology spending by our customers which could cause the demand for our products and services to decline.

The revenue growth and profitability of our business rely on the overall demand by our customers for out-of-home digital advertising, display technology products, and internet related services. Our business is sensitive to the overall economy in China and the economic and business conditions within our respective product and service sectors. If there is an economic downturn, our existing and prospective customers may reassess their decisions to purchase our products and services. China’s economic slowdown or a reduction in out-of-home advertising and information technology spending by our customers could harm our business in many ways, including longer sales cycles and lower prices for our products and services. These events could have a material effect on our future revenues and earnings.

Our periodic operating results are difficult to predict and could fall below investors’ expectations or estimates by securities research analysts, which may cause the trading price of our ordinary shares to decline.

Our revenues and operating results can vary significantly from a filing period to the next due to a number of factors, many of which are beyond our control, such as public health pandemic, fluctuations in the volume of purchase by our customers as a result of changes in their operations, their decisions to purchase our products and services, as well as currency fluctuations. Our revenues and operating results could also be affected by delays or difficulties in expanding our geographical presence and infrastructure, changes to our pricing strategies due to a competitive business environment and underestimates of resources and time required to complete ongoing projects. Our first-quarter revenues may be relatively low compared to that of the other quarters due to the Chinese New Year holiday. Moreover, our operating and financial results may fluctuate as a result of our dependency on our customers’ budgets and spending patterns. Therefore, we may not be able to accurately forecast the demand for our products and services beyond the current calendar year, which could adversely affect our business, operating results, and financial condition. In addition, sales volumes from specific customers are likely to vary from year to year, and a major customer in one year may not remain as a major customer in the subsequent years.

These fluctuations are likely to continue in the future and operating results for any period may not be indicative of our performance in any future period. If our operating results for any filing period fall below investors’ expectations or estimates by securities research analysts, the trading price of our ordinary shares may decline.

We face risks associated with new businesses or assets acquired through mergers or acquisitions, and the acquired companies may not perform to our expectations, which may adversely affect our results of operations.

We face risks when we acquire other businesses. These risks include:

●	difficulties in the integration of acquired operations and retention of personnel,
●	unforeseen or hidden liabilities,
●	relevant tax, regulatory and accounting matters, and
●	inability to generate sufficient revenues to offset acquisition costs.

Acquired companies may not perform to our expectations for various reasons, including the departure of key personnel and loss of customers. Therefore, we may not realize the benefits we have previously anticipated. If we fail to integrate acquired businesses or realize expected benefits, we may not gain anticipated economic returns on investments in these mergers and acquisitions and incur substantial transaction costs, causing our operating results to be materially and adversely affected.

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

We generally do not have exclusive agreements with our customers. As a result, we must rely on the quality of our products and services, our reputation in the industry, and favorable pricing terms to attract and retain customers. There is no assurance that we will be able to maintain and retain our relationships with current and or future customers. Our customers may choose to terminate their relationships with us if they are not satisfied with our services or the prices of our competitors’ offerings are lower. If a substantial number of our customers choose not to continue to purchase products and services from us, it would materially and adversely affect on our business and results of operations.

If we are unable to develop and offer competitive new products and services, our future operations could be adversely affected.

Our future revenue stream, to a large degree, depends on our ability to capitalize on our technology strength and capabilities to offer new software applications and services to a broader client base. We must make investments in research and development to continue developing and offering new software applications and internet related products and services, and to enhance our existing software applications and internet related services to maintain market acceptance of our products and services. We may encounter challenges in innovation and introduction of new products and services. Our software applications under development may not be successfully completed or, if developed, may not achieve significant customer acceptance. If we are unable to successfully define, develop, introduce competitive new software applications, and enhance the existing ones, our future operating results would be adversely affected. The timeline for software developments is difficult to predict. Timely launch of new applications and their acceptance by customers are important to our future success. A delay in the development or introduction of new applications could have a significantly adverse impact on our results of operations.

If we are unable to keep abreast with the rapid technological changes in our industry, demand for our products and services could decline and adversely affect our revenue and growth.

Our industry is known for rapid changes in technology, frequent introductions of new applications, quick evolution of industry standards, and changes in customer demands. These conditions require continuous investments in product research and development to enhance existing products, innovate new products, and keep up with the leading-edge technologies. We believe that the timely development of new products and continuous enhancements to the existing products are essential to maintain our competitive position in the marketplace. Our future success depends in part upon customer and market acceptance of our products and innovations. Failure to achieve market acceptance of our existing products and services or to launch new products could materially and adversely affect our business and results of operations.

Our software applications may contain defects or errors, which could decrease sales, damage our reputation, or delay deliveries of our products.

Our software products are complex and must meet the stringent technical requirements requested by our customers. In order to keep pace with the current technologies and the rapid changes in the industry standards, we must accelerate new product developments and enhancements for our existing products. Because of the complex designs and the expeditious development cycles, we cannot assure that our software products are free of errors, especially for the newly released software applications and the updates for the existing software products. If our software is not free of errors, this could potentially result in litigation, declining sales, increasing product returns, product warranty costs, and damage to our reputation, which would adversely affect our business.

Our technology may become obsolete, which could materially adversely affect our ability to sell our products and services.

If our technology, products and services become obsolete, our business operations would be materially and adversely affected. The market in which we compete is known for rapid changes in technologies, quick evolution of industry standards, fast introductions of new products, and changes in customer demands. These market characteristics can cause the existing products to be obsolete and unmarketable. Our future success depends upon our ability to timely address the increasingly sophisticated requests from our customers to support the existing and new hardware, software, database, and networking platforms. We have to invest in research and development in order to succeed in this competitive industry and timely satisfy market demands. Our research and development expenses from continuing operations were approximately $3.6 million, $4.8 million, and $4.0 million for the years ended December 31, 2019, 2018, and 2017, respectively.

We face the risk of systems interruptions and capacity constraints, possibly resulting in adverse publicity, revenue loss and erosion of customer trust.

The satisfactory performance, reliability, and availability of our network infrastructure are critical to our reputation and our ability to attract and retain customers and to maintain adequate customer service levels. We may experience temporary service interruptions for a variety of reasons, including telecommunications or power failures, fire, water damage, vandalism, computer bugs, or viruses or hardware failures. We may not be able to correct a problem in a timely manner. Any service interruption that results in the unavailability of our system or reduces its capacity could result in real or perceived public safety issues that may affect customer confidence in our services and afflict negative publicity that could cause us to lose customer accounts or fail to obtain new accounts. Any inability to scale our systems may cause unanticipated system disruptions, slower response times, degradation in quality of customer service, or impaired performance and speed of transaction processing. We are not certain that we will be able to project the rate or timing of increases, if any, in the use of our services to permit us to upgrade and expand our systems effectively or to efficiently integrate any newly developed or purchased modules with our existing systems.

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

Our cloud-based applications involve the storage and transmission of our customers’ proprietary and confidential information, including personal or identification information regarding their employees and customers. Any security breaches, unauthorized access, unauthorized usage, virus or similar breach or disruption could result in loss of confidential information, damage to our reputation, early termination of our contracts, litigation, regulatory investigations, indemnity obligations, or other liabilities. If our security measures are breached as a result of third-party action, employee error, malfeasance or otherwise and, as a result, someone obtains unauthorized access to customer data, our reputation will be damaged, our business may suffer and we could incur significant liability. Because the techniques used to obtain unauthorized access or sabotage computer systems change frequently, and generally are not identified until they are launched against a target, we may be unable to anticipate these hacking techniques or implement adequate preventative measures. Any or all of these concerns could negatively affect our ability to attract new customers and cause existing customers to elect not to renew or upgrade their subscriptions, or subject us to third-party lawsuits, regulatory fines, or other action or liability, which could adversely affect our operating results.

If we are not able to adequately secure and protect our patents, trademarks and other proprietary rights, our business may be materially affected.

Under our Amended and Restated Management Services Agreement, or the MSA, among our subsidiary IST, our variable interest entity, iASPEC, and Mr. Jianghuai Lin, our Chairman and Chief Executive Officer, we have licensed 71 copyrighted software applications from iASPEC on an exclusive basis. To protect the intellectual property underlying these applications and our other intellectual property, we rely on a combination of copyright, trademark, and trade secret laws. We also rely on non-disclosure agreements and other confidentiality procedures and contractual provisions to protect our intellectual property rights. Some of these technologies, other than the iASPEC copyrighted software applications, are critical to our business but are not protected by copyrights or patents. It may be possible for unauthorized third parties to copy or reverse engineer our products, or otherwise obtain and use information that we regard as proprietary. Further, third parties could challenge the scope or enforceability of our copyrights. In certain foreign jurisdictions, including China where we operate, the laws do not protect our proprietary rights to the same extent as the laws of the United States. Any misappropriation of our intellectual property could have a material and adverse effect on our business and results of operations. We cannot assure you that the measures we take to protect our proprietary rights are adequate.

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

Historically, a significant portion of our revenues have been derived from a limited number of customers or related parties, whom we have identified as Shenzhen Taoping New Media Co., Ltd. and its affiliates. Shenzhen Taoping New Media Co., Ltd. is controlled by Mr. Lin, our Chairman and Chief Executive Officer. For the year ended December 31, 2019, we generated about $7.5 million of revenue from related parties. For each of the years ended December 31, 2019, 2018 and 2017, approximately 24%, 23%, and 47%, respectively, of our revenues of continuing operations were derived from our five largest customers, including related parties. The loss of any of these significant customers and related parties would adversely affect our revenues and shareholder value.

The markets for out-of-home digital advertising and digital security systems in China are highly competitive. We may fail to compete successfully, thereby resulting in loss of customers and decline in our revenues.

The markets for out-of-home digital advertising and digital security information systems in China are intensely competitive and are characterized by frequent technological changes, evolving industry standards, and changing in customer demands. We face competition from multiple domestic competitors in each segment. Increased competition may result in price reductions, reduced margins, and inability to gain or hold market share.

We have limited insurance coverage for our operations in China.

The insurance industry in China is still in the early stage of development. Insurance companies in China offer limited insurance products. We have determined that the risks of disruption or liability from our business, the loss or damage to our property, including our facilities, equipment and office furniture, the cost of insuring these risks, and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. As a result, we do not have any business liability, disruption, litigation or property insurance coverage for our operations in China, except for insurance on some company owned vehicles. Any occurrence of uninsured loss or damage to property, or litigation, or business disruption may result in substantial costs and diversion of resources, which could have an adverse effect on our operating results.

We depend heavily on key personnel, and turnover of key employees and senior management could harm our business.

Our future business and results of operations significantly depend upon continuous contributions by key technical and senior management personnel, including Jianghuai Lin, Chairman and Chief Executive Officer, Zhiqiang Zhao, President and Interim Chief Financial Officer, Zhixiong Huang, Chief Operating Officer and Guangzeng Chen, Chief Technology Officer. The success of our business also depends in significant part upon our ability to attract and retain additional qualified management, technical, marketing, sales, and support personnel for our operations. If we lose a key employee, or if we are not able to attract and retain skilled employees as needed, our business could suffer. Significant turnover in our senior management could largely deplete our institutional knowledge held by our existing senior management team. We depend on the skills and abilities of these key employees in managing technical, marketing, and sales aspects of our business, any part of which could be harmed by future turnover.

We may be exposed to potential risks relating to our internal controls over financial reporting.

Companies that file reports with the SEC, including us, are subject to the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or SOX 404. SOX 404 requires management to establish and maintain a system of internal control over financial reporting, and annual reports on Form 10-K or Form 20-F filed under the Exchange Act are required to contain a report by management assessing the effectiveness of a company’s internal control over financial reporting. Separately, under SOX 404, as amended by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, public companies that are large accelerated or accelerated filers, other than emerging growth companies or smaller reporting companies, must include in their annual reports on Form 10-K or Form 20-F an attestation report of their auditors’ attesting to and reporting on the management’s assessment of internal control over financial reporting. Non-accelerated filers and emerging growth companies are not required to include an attestation report of their auditors in the annual reports.

A report of our management is included under Item 15 “Controls and Procedures” of this report. We are a non-accelerated filer and not required to include an attestation report of our auditor in this annual report. Management believes that our internal control over financial reporting has continued to improve in 2019 to minimize material weaknesses identified in Item 15 of this report. Although we have made improvements to overcome such concern, we can provide no assurance that these material weaknesses will be entirely remediated in a timely manner. As a result, investors and others may lose confidence in the reliability of our financial statements.

Our holding company structure may limit the payment of dividends.

We have no direct business operations, other than our ownership of our subsidiaries. While we have no current intention of paying dividends, should we decide in the future to do so, as a holding company, our ability to pay dividends and meet other obligations depends upon the receipts of dividends or other payments from our operating subsidiaries, other holdings, and investments. In addition, our operating subsidiaries, from time to time, may be subject to restrictions on their ability to make distributions to us, including as a result of restrictive covenants in loan agreements, restrictions on the conversion of local currency into U.S. dollars or other hard currency, and other regulatory restrictions as discussed below. If future dividends are paid in RMB, fluctuations in the exchange rate for conversion of RMB into U.S. dollars may reduce the amount received by the U.S. stockholders upon conversion of dividend payments into U.S. dollars.

Chinese regulations currently permit the payment of dividends only out of accumulated profits as determined in accordance with Chinese accounting standards and regulations. Our subsidiaries in China are also required to set aside a portion of their after-tax profits to fund certain reserve funds according to the Chinese accounting standards and regulations. Currently, our subsidiaries in China are the only sources of revenues or investment holdings for the payment of dividends. If they do not accumulate sufficient profits under Chinese accounting standards and regulations to satisfy certain reserve funds as required by the Chinese accounting standards, we will be unable to pay any dividends.

After-tax profits/losses with respect to the payment of dividends from accumulated profits and the annual appropriation of after-tax profits as calculated pursuant to the Chinese accounting standards and regulations do not result in significant differences as compared to after-tax earnings as presented in our financial statements. However, there are certain differences between PRC accounting standards and regulations and U.S. GAAP, arising from different treatment of certain items such as amortization of intangible assets and change in fair value of contingent consideration arising from business combinations.

Risks Relating to our Contractual Relationship with iASPEC

Mr. Lin’s association with iASPEC could pose a conflict of interest which may result in iASPEC decisions that are adverse to our business.

Mr. Jianghuai Lin, our Chairman and Chief Executive Officer and the beneficial owner of 40% of our outstanding ordinary shares, owns 100% of the equity interests in iASPEC, from which we derived 81.1%, 77.4%, and 78.9% of our revenues in the fiscal years ended December 31, 2019, 2018 and 2017, respectively, pursuant to the existing commercial arrangements. As a result, conflicts of interest may arise from time to time and may result in management decisions that could negatively affect our operations and potentially result in the loss of opportunities.

PRC laws and regulations governing our businesses and the validity of our contractual relationships with iASPEC are uncertain. If we are found to be in violation of such PRC laws and regulations, our business may be negatively affected and we may be forced to relinquish our interests in those operations.

PRC laws and regulations prohibit or restrict foreign ownership of companies that operate Internet information and content. Consequently, we conduct certain of our operations and businesses in the PRC through our variable interest entity (VIE), iASPEC and its subsidiaries. The contractual relationships with iASPEC give us effective control over iASPEC and its wholly owned subsidiaries, enable us to obtain substantially all of the economic benefits arising from it, and consolidate their financial results in our results of operations. Although the structure we have adopted is consistent with longstanding industry practice, and is commonly adopted by comparable companies in China, the PRC government may not agree that these arrangements comply with PRC licensing, registration or other regulatory requirements, existing policies, or requirements or policies that may be adopted in the future.

On January 1, 2020, China’s new Foreign Investment Law came into effect, replacing the previous laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, as well as their implementation rules and ancillary regulations. However, the new Foreign Investment Law remains vague in respect of the legality of the VIE structures. For instance, the Foreign Investment Law has a catch-all provision under the definition of “foreign investment” which includes investments made by foreign investors in China through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Though the Foreign Investment Law does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities in the future. The State Council may in the future promulgate laws and regulations that deem investments made by foreign investors through contractual arrangements as “foreign investment,” and our VIE contractual arrangements may be subject to and be deemed to violate the market entry requirements in China. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing VIE contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, if at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure and business operations.

If iASPEC or its shareholders violate the contractual arrangements with us, our business could be disrupted and we may have to resort to litigation to enforce our rights which may be time-consuming and costly.

Our operations are currently dependent upon our contractual relationship with iASPEC. During the recent years, we derived substantial revenues from the provision of services to iASPEC customers. A significant portion of these revenues has not yet been collected. Amounts owed by iASPEC under the amended Management Services Agreement (MSA) for each quarter will be due and payable no later than the last day of the month following the end of each such quarter. Our contractual arrangements may not be as effective as direct ownership. If iASPEC or its shareholders are unwilling or unable to perform their obligations under our commercial arrangements, including payment of revenues under the MSA as they become due each quarter, we will not be able to conduct our operations in the manner currently planned. In addition, iASPEC may seek to renew these agreements on terms that are disadvantageous to us. Although we have entered into a series of agreements that provide us with substantial ability to control iASPEC, we may not succeed in enforcing our legal rights. If we are unable to renew these agreements on favorable terms, or to enter into similar agreements with other parties, our business may not be able to operate or expand, and our operating expenses may significantly increase.

Uncertainties in the PRC legal system may impede our ability to enforce the commercial agreements that we have entered into with iASPEC or any arbitral award thereunder and any inability to enforce these agreements could materially and adversely affect our business and operation.

While disputes arising out of the amended MSA and the option agreement with iASPEC are subject to binding arbitration before the Shenzhen Branch of the China International Economic and Trade Arbitration Commission, or CIETAC, in accordance with CIETAC Arbitration Rules, the agreements are governed by PRC laws and an arbitration award may be challenged in accordance with PRC laws. For example, a claim that the enforcement of an award in our favor will be detrimental to the public interest, or that an issue does not fall within the scope of the arbitration would require us to engage in administrative and judicial proceedings to defend an award. China’s legal system is a civil law system based on written statutes, in which, unlike common law systems, decided legal cases are not binding precedents. As a result, China’s administrative and judicial authorities have significant discretion in interpreting and implementing statutory and contractual terms, and thus, it is more difficult to evaluate the outcome of administrative and judicial proceedings and the level of legal protection available in China than that in more developed legal systems. These uncertainties may impede our ability to enforce the terms of the MSA, the option agreement, and other contracts that we may enter into with iASPEC. Any inability to enforce the MSA and option agreement or arbitral awards thereunder could materially and adversely affect our business and operating results.

All of the share capital of iASPEC is held by our major shareholder, who may cause these agreements to be amended in a manner that is adverse to us.

Our major shareholder, Mr. Jianghuai Lin, owns and controls iASPEC. As a result, Mr. Lin may be able to cause our commercial arrangements with iASPEC to be amended in a manner that is adverse to our company, or may be able to cause these agreements not to be renewed, even if their renewal would be beneficial for us. Although we have entered into an agreement that prevents the amendment of these agreements without the approval of the members of our Board other than Mr. Lin, we can provide no assurance that these agreements will not be amended in the future to contain terms that might differ from the terms that are currently in place. These differences may be adverse to our interests.

Our arrangements with iASPEC and its shareholders may be subject to scrutiny by the PRC tax authorities. Any adjustment of related party transaction pricing could lead to additional taxes, which could have an adverse effect on our income and expenses.

The tax regime in China is rapidly evolving and there is significant uncertainty for taxpayers in China as PRC tax laws may be interpreted in significantly different ways. The PRC tax authorities may find that we, our subsidiaries, variable interest entities or their equity holders owe and/or are required to pay additional taxes on previous or future revenue or income. In particular, under applicable PRC laws, rules and regulations, arrangements and transactions among related parties, such as our contractual arrangements with the variable interest entities, may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that our agreements with the variable interest entities and their shareholders were not entered into on arm’s length terms. As a result, they may adjust our income and expenses for PRC tax purposes in the form of a transfer pricing adjustment. Such an adjustment may require that we pay additional PRC taxes plus applicable penalties and interest, if any.

The exercise of our option to purchase part or all of the equity interests in or assets of iASPEC under the option agreement might be subject to approval by the PRC government. Our failure to obtain this approval may impair our ability to substantially control iASPEC and could result in actions by iASPEC that conflict with our interests.

Our option agreement with iASPEC gives our Chinese subsidiary, IST, the option to purchase all or part of the equity interests in or assets of iASPEC. However, the option may not be exercised by IST, if exercise of the option would violate any applicable laws and regulations in China or cause any license or permit held by IST that is necessary for the operation of iASPEC to be cancelled or invalidated. Under Chinese laws, if a foreign entity, in which a foreign investment company has invested, acquires a domestic company that are under common control, Chinese regulations governing mergers and acquisitions would technically apply to the transaction. Application of these regulations requires an examination and approval of the transaction by the Chinese Ministry of Commerce, or MOFCOM, or its local counterparts. Also, an appraisal of the equity or assets to be acquired is mandatory. However, Guangdong Jin Di Law Firm Sichuan Office, our local PRC counsel, has advised us that Shenzhen and other local counterparts of MOFCOM advised that such a transaction would not require their approval.

Therefore, we do not believe at this time that an approval and an appraisal are required for IST to exercise its option to acquire iASPEC in Shenzhen. In light of the different views on this issue, however, it is possible that, in the future, the central MOFCOM office in Beijing will issue a standardized opinion imposing the requirements for approval and appraisal in cases like ours. If we are not able to purchase the equity or assets of iASPEC when necessary, then we will lose a substantial portion of our ability to control iASPEC and our ability to ensure that iASPEC will act in our interests.

Risks Relating to Doing Business in China

Changes in the economic and political policies of the PRC government could have a material and adverse effect on our business and operations.

We conduct substantially all our business operations in China. Accordingly, our results of operations, financial condition, and prospects are significantly dependent on economic and political developments in China. Chinese economy differs from the economies of developed countries in many aspects, including the level of development, growth rate, degree of government control over foreign exchange, and allocation of resources. While Chinese economy has experienced significant growth in the past decades, the growth has been uneven across different regions and periods and among various economic sectors in China. We cannot assure you that Chinese economy will continue to grow, or that if there is growth, such growth will be steady and uniform, or that if there is a slowdown, such slowdown will not have a negative effect on our business and results of operations.

The PRC government exercises significant controls over China’s economy. Accordingly, our results of operations, financial condition, and prospects are significantly dependent on economic and political developments in China. Certain measures adopted by the PRC government may restrict loans to certain industries, such as changes in the statutory deposit reserve ratio and lending guidelines for commercial banks by the People’s Bank of China, or PBOC. These current and future government actions could materially affect our liquidity, access to capital, and ability to operate our business.

The global financial markets experienced significant disruptions in 2008 that caused the United States, Europe, and other economies going into recession. Since 2012, growth of the Chinese economy has slowed down. The PRC government has implemented various measures to encourage economic growth and allocate resources. Some of these measures may benefit the overall PRC economy, but may have a negative effect on certain sectors, including the segments we operate. Our financial condition and results of operation could be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. In addition, stimulus measures designed to boost the Chinese economy may contribute to higher inflation, which could adversely affect our results of operations and financial condition. See “Risks Relating to Doing Business in China – Future inflation in China may inhibit our ability to conduct business in China.”

Uncertainties with respect to the PRC legal system could limit the legal protections available to you and us.

We conduct substantially all of our business through our operating subsidiaries in the PRC. Our operating subsidiaries are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws applicable to foreign invested entities established in the PRC, or FIEs. The PRC legal system is based on written statutes, and prior court decisions may be cited for reference but have limited precedential value. Since 1979, a series of new PRC laws and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since the PRC legal system continues to evolve rapidly, the interpretations of many laws, regulations, and rules are not always uniform, and enforcement of these laws, regulations, and rules involve uncertainties, which may limit legal protections available to you and us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention. In addition, all of our executive officers and most of our directors are residents of China and not of the United States, and substantially all the assets of these persons are located outside the United States. As a result, it could be difficult for investors to effect service of process in the United States or to enforce a judgment obtained in the United States against our Chinese operations and subsidiaries.

You may have difficulty enforcing judgments against us.

Most of our assets are located outside of the United States and most of our current operations are conducted in the PRC. In addition, most of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons is located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce U.S. courts’ judgments entered pursuant to the civil liability provisions of the U.S. federal securities laws against us, or our officers and directors most of whom are not residents of the United States and the substantial majority of whose assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the PRC would recognize or enforce judgments of U.S. courts. Our counsel as to PRC law advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. Courts in China may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. China does not have any treaties or other arrangements with the United States that provide for the reciprocal recognition and enforcement of judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment, if they decide that the judgment violates basic principles of PRC law, sovereignty, national security, or public interest. So it is uncertain whether a PRC court would enforce a judgment rendered by a court in the United States against us or our officers and directors.

The PRC government exerts substantial influence over the manner in which business activities are conducted.

The PRC government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulations and state ownership. Our ability to operate in China may be harmed by changes in Chinese laws and regulations, including those relating to taxation, import and export tariffs, environmental regulations, land use rights, property, and other matters. We believe that our operations in China comply with, in material aspects, with all applicable legal and regulatory requirements. However, the central or local governments of China may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations.

Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof and could require us to divest any interest we then hold in Chinese properties or joint ventures.

Future inflation in China may inhibit our ability to conduct business in China.

According to the National Bureau of Statistics of China, the annual average percent changes in the consumer price index in China for 2017, 2018 and 2019 were 1.6%, 2.1% and 2.9%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as employee salaries and office operating expenses may increase as a result of higher inflation. Additionally, since a substantial portion of our assets consists of cash and cash equivalents, high inflation could significantly reduce the value and purchasing power of these assets.

Restrictions on currency exchange may limit our ability to receive and use our income effectively.

The majority of our sales will be settled in RMB, and any future restrictions on currency exchanges may limit our ability to use revenue generated in RMB to fund any future business activities outside of China or to make dividend or other payments in U.S. dollars. Although the conversion of RMB into foreign currency for current account transactions, such as interest payments, profit distributions, and trade or service related transactions, can be made without prior governmental approval, significant restrictions still remain, including primarily the restriction that FIEs may only buy, sell, or remit foreign currencies after providing valid commercial documents to certain banks in China authorized to conduct foreign exchange business. In addition, conversion of RMB for capital account items, including direct investment and loans, are subject to governmental approval in China, and requires companies to open and maintain separate foreign exchange accounts for capital account items. We cannot be certain that the Chinese regulatory authorities will not impose more stringent restrictions on the convertibility of the RMB.

Fluctuations in exchange rates could adversely affect our business and the value of our securities.

The value of our ordinary shares will be indirectly affected by the foreign exchange rate between the U.S. dollar and RMB, and between the two currencies and other currencies in which our sales may be denominated. Appreciation or depreciation in the value of RMB relative to the U.S. dollar would affect our financial results reported in U.S. dollar without giving effect to any underlying change in our business or results of operations. Fluctuations in the exchange rate will also affect the relative value of any dividend we issue that will be exchanged into U.S. dollars, as well as earnings from any U.S. dollar-denominated investments we make in the future.

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

Substantially all of our revenues are earned by our PRC subsidiaries. However, PRC regulations restrict the ability of our PRC subsidiaries to make dividends and other payments to their offshore parent companies. PRC legal restrictions permit payments of dividends by our PRC subsidiaries only out of their accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. Our PRC subsidiaries are also required under PRC laws and regulations to allocate at least 10% of their annual after-tax profits determined in accordance with PRC GAAP to a statutory general reserve fund until the amounts in said reserve fund reach 50% of the company’s registered capital. Allocations to these statutory reserve funds can only be used for specific purposes and are not transferable to us in the form of loans, advances, or cash dividends. Any limitations on the ability of our PRC subsidiaries to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business.

PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiary to liability or penalties, limit our ability to inject capital into our PRC subsidiary or limit our PRC subsidiary’s ability to increase their registered capital or distribute profits.

The State Administration of Foreign Exchange (SAFE) promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014, which replaced the former circular commonly known as “SAFE Circular 75” promulgated by SAFE on October 21, 2005. SAFE Circular 37 requires PRC residents to register with local branches of the SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. According to the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment released on February 13, 2015 by SAFE, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 1, 2015.

According to SAFE Circular 37, our shareholders or beneficial owners, who are PRC residents, are subject to SAFE Circular 37 or other foreign exchange administrative regulations in respect of their investment in our company. We have notified substantial beneficial owners of ordinary shares who we know are PRC residents of their filing obligations. Nevertheless, we may not be aware of the identities of all of our beneficial owners who are PRC residents. We do not have control over our beneficial owners and there can be no assurance that all of our PRC-resident beneficial owners will comply with SAFE Circular 37 and subsequent implementation rules, and there is no assurance that the registration under SAFE Circular 37 and any amendment will be completed in a timely manner, or will be completed at all. The failure of our beneficial owners who are PRC residents to register or amend their foreign exchange registrations in a timely manner pursuant to SAFE Circular 37 and subsequent implementation rules, or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in SAFE Circular 37 and subsequent implementation rules, may subject such beneficial owners or our PRC subsidiaries to fines and legal sanctions. Such failure to register or comply with relevant requirements may also limit our ability to contribute additional capital to our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us. These risks may have a material adverse effect on our business, financial condition and results of operations.

Furthermore, it is uncertain how SAFE Circular 37, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant PRC government authorities, and we cannot predict how these regulations will affect our business operations or future strategy. Failure to register or comply with relevant requirements may also limit our ability to contribute additional capital to our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us. These risks could in the future have a material adverse effect on our business, financial condition and results of operations.

We may be unable to complete a business combination transaction efficiently or on favorable terms due to complicated merger and acquisition regulations which became effective on September 8, 2006.

On August 9, 2006, six PRC regulatory agencies, including the China Securities Regulatory Commission, promulgated the Regulation on Mergers and Acquisitions of Domestic Companies by Foreign Investors, which became effective on September 8, 2006, and was subsequently amended in 2009. This regulation, among other regulations and rules, governs the approval process of a PRC company’s participation in an acquisition of assets or equity interests. Depending on the structure of the transaction, the regulation requires the PRC parties to make a series of applications and supplemental applications to the government agencies for approval of acquisition of assets or equity interests of another entity. In some instances, the application process may require a presentation of economic data concerning the transaction, including appraisals of the target business and evaluations of the acquirer, which are designed to allow the government to assess viability of the transaction. Government approvals will have expiration dates, by which a transaction must be completed and reported to the government agencies. Compliance with the regulation is likely to be more time consuming and expensive than it was in the past, and provides the government more controls over business combination of two enterprises. As a result, conducting business combination transactions has become significantly more complicated, time consuming, and expensive. We may not be able to negotiate a transaction that is acceptable to our stockholders or would sufficiently protect their interests in a transaction.

The regulation allows PRC governmental agencies to assess the economic terms of a business combination transaction. Parties to a business combination transaction may have to submit to MOFCOM and other relevant government agencies an appraisal report, an evaluation report, and the acquisition agreement, all of which will be a part of the application for approval, depending on the structure of the transaction. The regulation also prohibits a transaction with an acquisition price obviously lower than the appraised value of the PRC business or assets and in certain transaction structures, and requires consideration be paid within a defined period, generally not in excess of a year. The regulation also limits our ability to negotiate various terms of the acquisition, including the initial consideration, contingent consideration, holdback provisions, indemnification provisions, and provisions related to the assumption and allocation of assets and liabilities. Transaction structures involving trusts, nominees and similar entities are prohibited. Therefore, such regulation may impede our ability to negotiate and complete a business combination transaction on financial terms that satisfy our investors and protect our stockholders’ economic interests.

Our existing contractual arrangements with iASPEC and its shareholders may be subject to national security review by MOFCOM, and the failure to receive clearance of the national security review could have a material adverse effect on our business and operating results.

In August 2011, MOFCOM promulgated the Rules of Ministry of Commerce on Implementation of Security Review System for Merger and Acquisition of Domestic Enterprises by Foreign Investors, or the Security Review Rules, to implement the Notice of the General Office of the State Council on Establishing the Security Review System for Merger and Acquisition of Domestic Enterprises by Foreign Investors promulgated on February 3, 2011, or Circular 6. The Security Review Rules became effective on September 1, 2011. Under the Security Review Rules, a national security review is required for certain mergers and acquisitions by foreign investors that raise concerns regarding national defense and security. Foreign investors are prohibited from circumventing the national security review requirements by structuring transactions through proxies, trusts, indirect investments, leases, loans, controls through contractual arrangements or offshore transactions. The application and interpretation of the Security Review Rules are still evolving. Based on our understanding of the Security Review Rules, we do not need to submit our existing contractual arrangements with iASPEC and its shareholders to MOFCOM for national security review because, among other reasons, (i) we gained de facto control over iASPEC in 2007 prior to the effectiveness of Circular 6 and the Security Review Rules; and (ii) there are currently no explicit provisions or official interpretations indicating that our current businesses fall within the scope of national security review. Although we have no plan to submit our existing contractual arrangements with iASPEC and its shareholders to MOFCOM for national security review, the relevant PRC governmental agencies, such as MOFCOM, may reach a different conclusion, had we submitted our existing contractual arrangements with iASPEC and its shareholders for security review. If MOFCOM or another PRC regulatory agency subsequently determines that we need to submit our existing contractual arrangements with iASPEC and its shareholders for national security review by interpretation, clarification or amendment of the Security Review Rules or by any new rules, regulations, or directives promulgated, we may face sanctions by MOFCOM or another PRC regulatory agency. These sanctions may include revoking the business or operating licenses of our PRC subsidiary, IST, or iASPEC and its subsidiaries, discontinuing or restricting our operations in China, confiscating our income or the income from iASPEC, levying fines, and other regulatory or enforcement actions that are harmful to our business. Any of these sanctions could cause significant disruption to our business operations.

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

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or Circular 19, effective on June 1, 2015, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or Circular 142, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, or Circular 59, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses, or Circular 45. According to Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of bank loans that have been transferred to a third party. Although Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign invested enterprise to be used for equity investments within the PRC, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in the PRC in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to grant loans to non-associated enterprises. Violations of SAFE Circular 19 and Circular 16 could result in administrative penalties. Circular 19 and Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from our future financings, to our PRC subsidiary, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

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

Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. In the meantime, directors, executive officers and other employees who are PRC citizens or who are non-PRC residents residing in the PRC for a continuous period of not less than one year, subject to limited exceptions, and who have been granted restricted shares, options or restricted share units, or RSUs may follow the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, issued by SAFE in February 2012, to apply for the foreign exchange registration. According to those regulations, employees, directors and other management members participating in any stock incentive plan of an overseas publicly listed company who are PRC citizens or who are non-PRC citizens residing in China for a continuous period of not less than one year, subject to limited exceptions, are required to register with SAFE through a domestic qualified agent, which may be a PRC subsidiary of the overseas listed company, and complete certain other procedures. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit their ability to make payment under the relevant equity incentive plans or receive dividends or sales proceeds related thereto in foreign currencies, or our ability to contribute additional capital into our subsidiaries in China and limit our PRC subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties under PRC law that could restrict our ability to adopt additional equity incentive plans for our directors, officers and employees who are PRC citizens or who are non-PRC residents residing in the PRC for a continuous period of not less than one year, subject to limited exceptions.

In addition, the State Administration of Taxation has issued circulars concerning employee share options, restricted shares or RSUs. Under these circulars, employees working in the PRC who exercise share options, or whose restricted shares or RSUs vest, will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees related to their share options, restricted shares or RSUs. Although we currently withhold income tax from our PRC employees in connection with their exercise of options and the vesting of their restricted shares and RSUs, if the employees fail to pay, or the PRC subsidiaries fail to withhold, their income taxes according to relevant laws, rules and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities.

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

On April 22, 2009, the State Administration of Taxation issued the Notice Concerning Relevant Issues Regarding Cognizance of Chinese Investment Controlled Enterprises Incorporated Offshore as Resident Enterprises, or the Notice, also referred to as SAT Circular 82. The Notice further interprets the application of the EIT Law and its implementation rules to non-Chinese enterprise or group controlled offshore entities. Pursuant to the Notice, an enterprise incorporated in an offshore jurisdiction and controlled by a Chinese enterprise or group will be classified as a “non-domestically incorporated resident enterprise” if (i) its senior management in charge of daily operations reside or perform their duties mainly in China; (ii) its financial or personnel decisions are made or approved by bodies or persons in China; (iii) its substantial assets and properties, accounting books, corporate chops, board and shareholder minutes are kept in China; and (iv) at least half of its directors with voting rights or senior management habitually reside in China. A resident enterprise would be subject to an enterprise income tax rate of 25% on its worldwide income and must pay a withholding tax at a rate of 10%, when paying dividends to its non-PRC shareholders. However, it remains unclear as to whether the Notice is applicable to an offshore enterprise controlled by Chinese natural persons. It is unclear how tax authorities will determine tax residency based on the facts of each case.

We may be deemed to be a resident enterprise by Chinese tax authorities. If the PRC tax authorities determine that we are a “resident enterprise” for the PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to the enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations, which would materially reduce our net income. Second, although, under the EIT Law and its implementing rules, dividends paid to us from our PRC subsidiaries would qualify as “tax-exempt income,” we cannot guarantee that such dividends will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued a guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for the PRC enterprise income tax purposes. It is possible that future guidance issued with respect to the new “resident enterprise” classification could result in a situation, where a 10% withholding tax is imposed on dividends we pay to our shareholders that are non-resident enterprises and with respect to gains derived by said shareholders from transferring our shares. Finally, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders and any gain realized on the transfer of our shares by such shareholders may be subject to PRC tax at a rate of 20%, if such income is deemed to be from PRC sources.

If we were treated as a “resident enterprise” by the PRC tax authorities, we would be subject to taxation in both the U.S. and China, and we may not be able to claim our PRC tax as a credit to reduce our U.S. tax.

We and our shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises or other assets attributed to a Chinese establishment of a non-Chinese company, or immovable properties located in China owned by non-Chinese companies.

In October 2017, the State Administration of Taxation issued the Bulletin on Issues Concerning the Withholding of Non-PRC Resident Enterprise Income Tax at Source, or Bulletin 37, which replaced the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises issued by the State Administration of Taxation on December 10, 2009, and partially replaced and supplemented rules under the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 7, issued by the State Administration of Taxation on February 3, 2015. Pursuant to Bulletin 7, an “indirect transfer” of PRC assets, including a transfer of equity interests in an unlisted non-PRC holding company of a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of the underlying PRC assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in China, immoveable properties located in China, and equity investments in PRC resident enterprises and any gains from the transfer of such asset by a direct holder, who is a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, factors to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income mainly derives from China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the business model and organizational structure; the replicability of the transaction by direct transfer of PRC taxable assets; and the tax situation of such indirect transfer and applicable tax treaties or similar arrangements. In the case of an indirect offshore transfer of assets of a PRC establishment, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred, and may consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to immoveable properties located in China or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax of 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Pursuant to Bulletin 37, the withholding agent shall declare and pay the withheld tax to the competent tax authority in the place where such withholding agent is located within 7 days from the date of occurrence of the withholding obligation, while the transferor is required to declare and pay such tax to the competent tax authority within the statutory time limit according to Bulletin 7. Late payment of applicable tax will subject the transferor to default interest charges. Both Bulletin 37 and Bulletin 7 do not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange.

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

We are subject to the Foreign Corrupt Practice Act, or FCPA, and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the statute, for the purpose of obtaining or retaining business. We have operations, agreements with third parties, and make most of our sales in China. The PRC also strictly prohibits bribery of government officials. Our activities in China create the risk of unauthorized payments or offers of payments by the employees, consultants, sales agents, or distributors of our Company to government officials or political parties, even though they may not always be subject to our control. It is our policy to implement safeguards to discourage these practices by our employees. However, our existing safeguards and any future improvements may prove to be less than effective, and the employees, consultants, sales agents, or distributors of our Company may engage in conduct for which we might be held responsible. Violations of the FCPA or Chinese anti-corruption laws may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition. In addition, the U.S. government may seek to hold our Company liable for FCPA violations committed by companies in which we invest or that we acquire.

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

In the past few years, U.S. publicly traded companies that have substantially all of their operations in China, particularly companies like us have been the subject of intense scrutiny, criticism, and negative publicity by investors, financial commentators, and regulatory agencies, such as the SEC. Much of the scrutiny, criticism, and negative publicity has centered around financial and accounting irregularities and mistakes, lack of effective internal controls over financial accounting, inadequate corporate governance policies or lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism, and negative publicity, the publicly traded stocks of many U.S. listed Chinese companies have sharply decreased in value and, in some cases, have become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions, and are conducting internal and external investigations into the allegations. It is not clear the effect of this sector-wide scrutiny, criticism, and negative publicity will have on our Company, our business, and our stock price. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations defending our Company. This situation will be costly, time consuming, and distract our management from growing our company.

The disclosures in our reports and other filings with the SEC and our other public pronouncements are not subject to the scrutiny of any regulatory bodies in the PRC. Accordingly, our public disclosure should be reviewed in light of the fact that no governmental agency that is located in China where substantially all of our operations and business are located has conducted any due diligence on our operations, or reviewed or passed upon the accuracy and completeness of any of our disclosures.

Since we are regulated by the SEC, our reports and other filings with the SEC are subject to SEC’s review in accordance with the rules and regulations promulgated by the SEC under the Securities Act and the Exchange Act. Unlike publicly traded companies whose operations are located primarily in the United States, substantially all of our operations are located in China. Since substantially all of our operations and business take place in China, it may be more difficult for the SEC staff to overcome the geographic and cultural obstacles, when they review our disclosures. Such obstacles are not present for similar companies whose operations and business take place entirely or primarily in the United States. Furthermore, our SEC reports and other disclosures and public announcements are not subject to the review or scrutiny of any PRC regulatory authority. For example, the disclosures in our SEC reports and other filings are not subject to the review of the China Securities Regulatory Commission, a PRC regulator that is tasked with oversight of the capital markets in China. Accordingly, you should review our SEC reports, filings, and other public announcements with the understanding that no local regulator has done any due diligence on our company and that none of our SEC reports, other filings, or any of our other public announcements has been reviewed or otherwise been scrutinized by any local regulator.

Risks Relating to our Shares

If we fail to regain compliance with NASDAQ Listing Rule 5550(a)(2) within the time limits, we may be delisted from the Nasdaq Capital Market, which would result in a limited public market for trading our shares and make obtaining future debt or equity financing more difficult for us.

Our ordinary shares are traded and listed on the Nasdaq Capital Market under the symbol of “TAOP.” We received a notification from Nasdaq Listing Qualifications on June 18, 2019, as announced in a report with the SEC on a 6-K Form filed on June 19, 2019, that we were not in compliance with the minimum bid price requirements set forth in Nasdaq Listing Rule 5550(a)(2) for continued listing on The Nasdaq Capital Market. Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of $1.00 per share, and Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the closing bid price of the Company’s ordinary shares for the 30 consecutive business days prior to the date of the notification letter from Nasdaq, the Company no longer satisfied the minimum bid price requirement. The notification letter provided that the Company had 180 calendar days, or until December 16, 2019, to regain compliance with Nasdaq Listing Rule 5550(a)(2). To regain compliance, the Company’s ordinary shares must have a closing bid price of at least $1.00 per share for a minimum of 10 consecutive business days (Nasdaq may monitor the price for as long as 20 consecutive business days prior to making a final compliance determination).

On December 17, 2019, we received a second notice from the Nasdaq Listing Qualifications, in which Nasdaq granted us an additional 180 days, or until June 15, 2020, to regain compliance, because the Company met the continued listing requirement for public float and other applicable requirements, except the bid price requirement, and the Company had indicated its intention of curing the deficiency by effecting a reverse stock split, if necessary. The compliance deadline was thereafter extended from June 15, 2020 to August 28, 2020 according to SR-NASDAQ-2020-021. If we fail to cure this deficiency within the time limits, our ordinary shares may be delisted from the Nasdaq Capital Market. Our ordinary shares would likely be traded in the over-the-counter market and selling our shares could be more difficult because smaller quantities of shares would likely be bought and sold, transactions could be delayed, and security analysts’ coverage of us may be reduced. In addition, in the event our shares are delisted, broker dealers would bear certain regulatory burdens which may discourage broker dealers from effecting transactions in our shares and further limit the liquidity of our shares. These factors could result in lower prices and larger spreads in the bid and ask prices for our shares. Such delisting from NASDAQ and continued or further declines in our share price could also greatly impair our ability to raise additional necessary capital through equity or debt financing, and could significantly increase the ownership dilution to shareholders caused by our issuing equity in financing or other transactions.

If we were delisted from NASDAQ, we may become subject to the trading complications experienced by “Penny Stocks” in the over-the-counter market.

Delisting from NASDAQ may cause our shares to become subject to the SEC’s “penny stock” rules. The SEC generally defines a penny stock as an equity security that has a market price of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exemptions. One such exemption is to be listed on NASDAQ. The market price of our ordinary shares is currently below $5.00 per share. Therefore, were we to be delisted from NASDAQ, our ordinary shares may become subject to the SEC’s “penny stock” rules. These rules require, among other things, that any broker engaging in a purchase or sale of our securities provide its customers with: (i) a risk disclosure document, (ii) disclosure of market quotations, if any, (iii) disclosure of the compensation of the broker and its salespersons in the transaction, and (iv) monthly account statements showing the market values of our securities held in the customer’s accounts. A broker would be required to provide the bid and offer quotations and compensation information before effecting the transaction. This information must be contained on the customer’s confirmation. Generally, brokers are less willing to effect transactions in penny stocks due to these additional delivery requirements. These requirements may make it more difficult for shareholders to purchase or sell our ordinary shares. Since the broker, not us, prepares this information, we would not be able to assure that such information is accurate, complete or current.

We have issued convertible notes that contain variable conversion prices which could result in substantial dilution to our existing shareholders.

As disclosed in our Form 6-K filing with the SEC on October 1, 2019, we sold to an investor a convertible note in the principal amount of $1.04 million, maturing in 12 months from the issuance date with an annual interest rate of 5.0%, as well as the warrants to purchase 160,000 ordinary shares at an exercise price of $1.5 per share, exercisable within three years of the issuance date thereof. This note carries an original issue discount of $40,000. At any time prior to the maturity date, the note, at the investor’s option, may be converted into fully paid ordinary shares of the Company at a conversion price of $1.50 per share. However, after the occurrence of an event of default (as defined in the note), the investor may convert all of the outstanding balance of the note into the Company ordinary shares at a lower price, provided that shares issuable upon conversion of this note must not exceed 2.82 million shares in aggregate. Upon maturity, the investor may also covert all of the outstanding balance of the note into the Company ordinary shares at a price no less than $0.5 per share.

On March 27, 2020, we and two individual investors entered into a securities purchase agreement, pursuant to which we sold to the investors an aggregate of 1,714,286 ordinary shares at a purchase price of $0.35 per share, in a registered direct offering. In a concurrent private placement, pursuant to this securities purchase agreement, we sold and issued to each investor a convertible promissory note in the principal amount of $740,000, as well as a warrant to purchase 160,000 ordinary shares at an initial exercise price of $1.50 per share, exercisable within three years following the issue date. Each note carries an original issue discount of $40,000 (and matures in 12 months from the issue date, bearing interest at a rate of 5.0% per annum. At any time prior to the maturity, the notes, at the investors’ option, may be convertible into fully paid ordinary shares of the Company at a conversion price of $1.50 per share. However, after the occurrence of an event of default (as defined in the notes), the investors may convert all of the outstanding balance of the note into ordinary shares at a lower price, provided that shares issuable upon conversion of each note must not exceed 3 million shares in aggregate. Upon maturity, the investors may also covert all of the outstanding balance of the notes into ordinary shares at a price no less than $0.4 per share. In addition, if the notes remain outstanding in September or December 2020, each investor has a one-time option before each of September 30 and December 31, 2020, to convert no more than one half of the then outstanding balance of the notes into ordinary shares at a price no less than $0.40 per share.

Therefore, if any of the investors above elects to convert the then-outstanding balance of the notes into the Company ordinary shares at or prior to maturity, such conversion may be made at a significant discount to the then market price of our shares. In the event that the investors convert any or all of the above notes, our existing shareholders will experience immediate dilution in their ownership of our shares, as a result of the discounted prices at which the notes may be converted. In addition, an exercise of the entire or partial warrants by the investors may result in further dilution to our shareholders. In connection with the foregoing transactions, we are required to reserve a significant number of ordinary shares for conversion of notes or exercise of warrants in the event that such conversion or exercise occurs.

Our stock price is highly volatile, leading to the possibility of its value being depressed at a time when you want to sell your holdings.

The market price of our ordinary shares is volatile, and this volatility may continue. Numerous factors, many of which are beyond our control, may cause the market price of our ordinary shares to fluctuate significantly. These factors include:

●	our earnings releases, actual or anticipated changes in our earnings, fluctuations in our operating results or our failure to meet the expectations of financial market analysts and investors;
●	changes in financial estimates by us or by any securities analysts who might cover our shares;
●	speculations about our business in the press or the investment community;
●	significant developments relating to our relationships with our customers or suppliers;
●	stock market price and volume fluctuations of other publicly traded companies and, in particular, those that are in our industries;
●	customer demand for our products;
●	investor perceptions of our industry in general and our company in particular;
●	the operating and stock performance of comparable companies;
●	general economic conditions and trends;
●	major catastrophic events;
●	announcements by us or our competitors of new products, significant acquisitions, strategic partnerships or divestitures;
●	changes in accounting standards, policies, guidance, interpretation or principles;
●	loss of external funding sources;
●	sales of our ordinary shares, including sales by our directors, officers or significant shareholders; and
●	additions or departures of key personnel.

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

As of the date of this report, there are warrants outstanding to purchase 730,000 ordinary shares of the Company. These warrants consist of warrants exercisable for 100,000 ordinary shares at an exercise price of $0.42 per share, warrants exercisable for 150,000 ordinary shares at an exercise price of $1.1 per share, and warrants exercisable for 480,000 ordinary shares at an exercise price of $1.5 per share. The warrants could be exercised on a cashless basis. The sale or possibility of sale of the shares underlying the warrants could have an adverse effect on the market price of our ordinary shares or our ability to obtain future financing. If and to the extent these warrants are exercised, you may experience dilution to your holdings.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price and trading volume for our shares could decline.

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

Our outstanding voting securities are concentrated in a few shareholders.

Mr. Jianghuai Lin, our Chairman and Chief Executive Officer, is the beneficial owner of approximately 40% of our outstanding voting securities. As a result, he possesses significant influence, and can elect a majority of our board of directors and authorize or prevent proposed significant corporate transactions. His ownership and control may also have the effect of delaying or preventing a future change in control, impeding a merger, consolidation, takeover, or other business combination, or discourage a potential acquirer from making a tender offer.

We are a “foreign private issuer” and have disclosure obligations that are different than those of U.S. domestic reporting companies. Therefore, you should not expect to receive the same information about us as a U.S. domestic reporting company may provide. Furthermore, if we lose our status as a foreign private issuer, we would be required to fully comply with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers and incur significant operational, administrative, legal, and accounting costs that we would not incur as a foreign private issuer.

We are a foreign private issuer. As a result, we are not subject to certain of the requirements imposed upon U.S. domestic issuers by the SEC. For example, we are not required by the SEC or the federal securities laws to issue quarterly reports or file proxy statements with the SEC. We are also allowed to file our annual report with the SEC within four months of our fiscal year end. We are also not required to disclose certain detailed information regarding executive compensation that is required from U.S. domestic issuers. Further, our directors and executive officers are not required to report equity holdings under Section 16 of the Securities Act. As a foreign private issuer, we are also exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, aim to ensure that select groups of investors are not privy to specific information about an issuer before other investors. We are, however, still subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5. Since many of the disclosure obligations required of us as a foreign private issuer are different than those required by U.S. domestic reporting companies, our shareholders should not expect to receive all of the same types of information about us and at the same time as information is received from, or provided by, U.S. domestic reporting companies. We are liable for violations of the rules and regulations of the SEC, which do apply to us as a foreign private issuer. Violations of these rules could affect our business, results of operations, and financial condition.

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

We are a BVI company and substantially all of our assets are located outside of the United States. Virtually all of our assets and a substantial portion of our current business operations are conducted in the PRC. In addition, almost all of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons is located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce the U.S. courts judgments obtained in U.S. courts including judgments based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, many of whom are not residents in the United States, and whose significant part of assets are located outside of the United States. The courts of the BVI would recognize as a valid judgment, a final and conclusive judgment obtained in the federal or state courts in the United States against the Company, under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) and would give a judgment based thereon provided that (a) such courts had proper jurisdiction over the parties subject to such judgment, (b) such courts did not contravene the rules of natural justice of the BVI, (c) such judgment was not obtained by fraud, (d) the enforcement of the judgment would not be contrary to the public policy of the BVI, (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the BVI, and (f) there is due compliance with the correct procedures under the laws of the BVI. In addition, there is uncertainty as to whether the courts of the BVI or the PRC, respectively, would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. In addition, it is uncertain whether such BVI or PRC courts would entertain original actions brought in the courts of the BVI or the PRC, against us or such persons predicated upon the securities laws of the United States or any state.

As we were incorporated under the laws of the BVI, it may be more difficult for our shareholders to protect their rights than it would be for a shareholder of a corporation incorporated in another jurisdiction.

Our corporate affairs are governed by our Memorandum and Articles of Association, by the BVI Business Companies Act (as amended), or the BVI Act, and by the common law of the BVI Principles of law relating to such matters as the validity of corporate procedures, the fiduciary duties of management, and the rights of our shareholders. Such matters differ from those that would apply, had we been incorporated in the United States or another jurisdiction. The rights of shareholders under BVI law may not be as clearly established as the rights of shareholders are in the United States or other jurisdictions. Under the laws of most jurisdictions in the United States, majority and controlling shareholders generally have certain fiduciary responsibilities to the minority shareholders. Shareholders’ actions must be taken in good faith. Obviously unreasonable actions by controlling shareholders may be declared null and void. BVI law protecting the interests of minority shareholders may not be as vigorous in all circumstances as the law protecting minority shareholders in United States or other jurisdictions. Although a shareholder of a BVI company may sue the company derivatively, the procedures and defenses available to the company may result in the rights of shareholders of a BVI company being more limited than those of shareholders of a company organized in the United States. Furthermore, our directors have the power to take certain actions without shareholders’ approval, which would require shareholders’ approval under the laws of most United States or other jurisdictions. The directors of a BVI corporation, subject in certain cases to the court’s approval but without shareholders’ approval, may implement a reorganization, merger or consolidation, or sale of assets, property, business or securities of the corporation which sale is subject to a limit of up to 50% of such assets. The ability of our board of directors to create new classes or series of shares and the rights attached by amending our Memorandum and Articles of Association without shareholders’ approval could have the effect of delaying, deterring or preventing a change in our control without any further action by the shareholders, including a tender offer to purchase our ordinary shares at a premium over then market prices. Thus, our shareholders may have more difficulty protecting their interests in the face of actions by our board of directors or our controlling shareholders than they would have as shareholders of a corporation incorporated in another jurisdiction.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

General Information

The current legal and commercial name of the Company is Taoping Inc. The Company was incorporated in the BVI under the BVI Act on June 18, 2012. The address of our principal place of business is 21st Floor, Everbright Bank Building, Zhuzilin, Futian District, Shenzhen, Guangdong Province 518040, People’s Republic of China. Our telephone number is (+86) 755-8831-9888. Our registered agent in the British Virgin Islands is Maples Corporate Services (BVI) Limited of Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands.

Corporate History

Our predecessor company, CITN, was originally organized under the laws of the State of Florida on September 19, 1979 under the name Mark Thomas Publishing Inc. On April 29, 2003, we changed our name to Irish Mag, Inc. From our inception through October 8, 2006, we provided consulting services in the offset printing industry, targeting individual retail consumers as well as small to medium sized companies.

Between October 6, 2006 and January 31, 2007, our shareholders approved a series of transactions whereby we purchased all the issued and outstanding stock of THL from our current Chairman and Chief Executive Officer, Jianghuai Lin, for 25,500,000 shares of our common stock. As a result of these transactions, THL and its wholly-owned subsidiary, IST, became our wholly-owned subsidiaries. Mr. Lin became the beneficial owner of 25,500,000 shares of our common stock, which, on January 31, 2007, constituted 80.8% of our issued and outstanding common stock. As a result of these transactions, our company was changed into a service provider of integrated geographic information services. On January 26, 2007, we changed our name to China Public Security Technology, Inc. to more accurately reflect our new business and commercial objectives.

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

In connection with the MSA, IST also entered into a purchase option agreement, or Option Agreement, with iASPEC and its shareholders, effective as of July 1, 2007. Pursuant to the Option Agreement, the iASPEC shareholders granted IST, or its designee(s), an exclusive, irrevocable option to purchase from the iASPEC shareholders, from time to time, all or part of iASPEC’s shares, according to an equity transfer agreement, or to purchase all or part of iASPEC’s assets, according to an asset purchase and transfer agreement. However, according to the Option Agreement, the option may not be exercised by IST, if the exercise would violate any applicable laws and regulations in China or cause any license or permit held by, and necessary for the operation of iASPEC, to be cancelled or invalidated. Under the terms of the Option Agreement, the option is immediately exercisable at an exercise price of $1,800,000, in the aggregate, which is subject to regulatory approval. In addition, iASPEC and the iASPEC shareholders agreed to use their best efforts to acquire all necessary government approvals and other consents to complete a share purchase under the Option Agreement. The Option Agreement may be rescinded by IST upon 30 days’ notice, and will be terminated on the date, when we have purchased all remaining shares or assets of iASPEC, pursuant to the terms of the Option Agreement. If any of the parties breaches the Option Agreement and fails to remedy the breach, the breaching party will pay a penalty of RMB5,000,000 (approximately $683,600) to the non-breaching party or parties, and compensate the non-breaching party or parties for any losses caused by the breach.

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

In addition, during the term of the amended MSA, certain material actions with respect to iASPEC will require the affirmative vote of the majority of the Board of Directors of the Company, including the affirmative vote of at least one member who is not employed by IST, iASPEC, or any affiliate of either of them. Such material actions include: (a) the nomination, appointment, election or replacement of any members of any Board of Directors of iASPEC (who must be a citizen of the PRC); (b) the approval of any profit distribution plan and loss compensation plan; (c) any merger, division, change of corporate form, dissolution or liquidation of iASPEC; (d) any loan or advance or other payments or transfers of funds from IST to iASPEC; (e) any declaration of any dividend or any distribution of profits by iASPEC; (f) the formation or disposition of any subsidiary by iASPEC, or acquisition or disposition of any equity interest or other interest in any other entity by iASPEC; (g) any corporate borrowing or lending by iASPEC, except for routine extension of terms to trade creditors; (h) the encumbrance of any assets of iASPEC under any lien, except in the ordinary course of business; (i) any change in the methods of accounting or accounting practices of iASPEC; (j) any change in the scope of business of iASPEC, or any decision to engage in any type of business other than those engaged in by iASPEC as of the date of the agreement or (k) any agreement to do any of the foregoing.

After the amended MSA was executed, based on the advice of the Company’s PRC legal counsel, in January 2010, all the parties to the MSA decided not to enter into a pledge agreement.

The amended MSA has a term of 30 years unless otherwise earlier terminated by the parties by one of the following means:

●	Either iASPEC or IST may terminate the amended MSA immediately (a) upon a material breach by a party of its obligations and the failure of such party to cure such breach within 30 business days after written notice from the non-breaching party; or (b) upon the filing of a voluntary or involuntary petition of bankruptcy by the party or to which the party is the subject, or insolvency of the party, or the commencement of any proceedings placing the party in receivership, or of any assignment by the party for the benefit of creditors; or

●	The amended MSA may be terminated at any time by IST upon 90 calendar days’ written notice delivered to all other parties.

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

Purchase Option Agreement

On July 1, 2007, in connection with the execution of the original MSA, IST entered into a purchase option agreement, or the Option Agreement, with iASPEC and the then shareholders of iASPEC. The Option Agreement will terminate on the date IST acquires all the shares or assets of iASPEC pursuant to the terms of the Option Agreement. The Option Agreement may be rescinded by IST upon 30 days’ notice without costs to terminate. The Option Agreement does not have renewal provisions.

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

Principal Capital Expenditures and Divestitures

For the year ended December 31, 2019, our total capital expenditures and divestitures were $1.6 million and $0 million, respectively. For the year ended December 31, 2018, our total capital expenditures and divestitures were $4.2 million and $0 million, respectively. For the year ended December 31, 2017, our total capital expenditures and divestitures were $3.8 million and $0 million, respectively. Such expenditures and divestitures were primarily related to the purchase and sale of long-lived assets and business acquisitions. These capital expenditures were mainly funded by our operating cash flow.

B. Business Overview

General

We were founded in 1993. Headquarter of the Company is located in Shenzhen, China. As of December 31, 2019, we had approximately 78 full-time employees.

We are a leading provider of cloud-app technologies for Smart City IoT platforms, digital advertising delivery, and other internet-based information distribution systems in China. Our Internet ecosystem enables all participants of the new media community to efficiently promote branding, disseminate information, and exchange resources. In addition, we provide a broad portfolio of software and hardware with fully integrated solutions, including Information Technology infrastructure, Internet-enabled display technologies, and IoT platforms to customers in government, education, residential community management, media, transportation, and other private sectors.

Prior to 2014, we generated the majority of our revenues through selling our products and services mostly to the public service entities to help them improve their operational efficiency and service quality. Our representative customers included the China Ministry of Public Security, provincial bureaus of public security, fire departments, traffic bureaus, police stations, human resource departments, urban planning boards, civic administrations, land resource administrations, mapping and surveying bureaus, and the Shenzhen General Station of Immigration Frontier Inspection.

Since 2014, we have expanded and diversified our customer base into the private sector as well. Our customers in the private sector include, among others, elevator maintenance companies, residential community management, advertising agencies, auto dealerships, and educational institutes. Our new corporate mission is to make publicity accessible and affordable for businesses of all sizes.

We generated revenues from sales of hardware products, software products, system integration services, and related maintenance and support services. In 2015, with the introduction of our cloud-based software as a service (SaaS) offering, we expected to generate additional recurring monthly revenues from SaaS fees. In 2018 and 2019, only a very small portion of our revenue was generated from SaaS, which is expected to increase in the coming years with the nationwide roll-out of our cloud-based ad display terminal network.

In May 2017, we completed our transformation to a provider of CAT and IoT technology based digital advertising distribution network and new media resource sharing platform, and offered an end-to-end digital advertising solution enabling customers to efficiently and cost-effectively direct advertisements to specific interactive ad display terminals in the out-of-home advertising market across China. In 2017, we became profitable as a result of a successful transition of our business model. We continued to improve our financial position in 2018. However, due to the unfavorable macro-economic environment and the slowdown of the out-of-home advertising market in China, we had net loss of approximately $3.6 million in 2019. For years going forward, we will continue to execute our business plan and build a nationwide cloud-based ad terminal network by penetrating into more cities throughout China, which is expected to generate substantial recurring service revenue for the Company, in addition to equipment sales.

Starting from January 2020, the coronavirus outbreak, also known as COVID-19, has caused the Chinese government to take quarantine measures, such as nationwide lockdowns, transportation restrictions, public gathering prohibitions and temporary closures of non-essential businesses, which had put economic activities in a suspension mode until late March, in addition to the regular Chinese New Year Holiday. Although the COVID-19 epidemic has largely been contained in China since then and businesses have gradually resumed to operations, China’s economic recovery still faces great challenges. Against this background, we believe China’s out-of-home advertising market and our revenue in 2020 so far have been negatively affected.

Our customers are located across different provinces of China, including certain areas severely affected by the epidemic, the coronavirus outbreak may have a negative impact on revenue in the short run. We had a year-over-year decrease of approximately 26% in revenue in the first quarter of 2020, according to unaudited financial information, and a potential slowdown in collection of accounts receivable in 2020. However, we have seen sales starting to increase in the second quarter compared with the first quarter in 2020. Nevertheless, the Company does not expect a significant impact on the Company’s operations and financial results in the long run unless the COVID-19 epidemic is not contained in the year of 2020. The epidemic in China is currently under control. Businesses around China have largely returned to normal since April 2020. The operations of our customers and our supply chain have been back to normal since most cities in China have lifted the lockdown restrictions.

We report financial and operational information in the following two segments:

(1)	Cloud-based Technology (CBT) segment — The CBT segment is our current and future focus of corporate development. It includes our cloud-based products and services offered to customers in the private sector including new media, healthcare, education, and residential community management. In this segment, we generate revenues from the sales of hardware, and the provision of total solutions of interactive advertisement display terminals integrated with proprietary software, out-of-home digital advertising distribution, and advertising time slot programmed trading transactions. We also generate revenue from monthly software subscription and Software-as-a Service (SaaS) fees.

(2)	Traditional Information Technology (TIT) segment — The TIT segment includes our project-based technology products and services offered to the public sector, including Digital Public Security Technology (DPST) and Multi-screen Digital Display Systems (MDDS). In this segment, we generate revenues from the sales of software and systems integration services.

Industry Overview

General

Urbanization is the primary driver for the demand of our Cloud-based solutions for advertising placement and public information dissemination. China’s urbanization rate has accelerated in the past 30 years. The Chinese urban population has grown by over 80 million in the past five years to more than 830 million in 2019. According to Chinese Social Development Research, approximately 70% of the Chinese population is expected to live in urban areas by 2035. Urban lifestyle revolves around consumption of information, goods, and services that necessitates advertising and public information dissemination. At the same time, urbanization has imposed considerable pressure on land use, environment protection, and municipal infrastructure. Urbanization has also led to increasing demands for equitable treatment for all dwellers in the cities.

In the first quarter of 2014, China’s State Council unveiled a new urbanization plan for the period from 2014 to 2020 in an effort to steer the country onto a more humanistic and environmentally friendly urbanization path. The plan increases the country’s investment in urban infrastructure, public service facilities, and affordable housing constructions. It also calls for closer coordination between urban and rural developments, optimization of city planning, and tighter integration of environmental protection measures into urbanization efforts. The plan also projects new construction of 20,000 to 50,000 skyscrapers around the country, as well as implementation of mass transit systems in more than 170 cities by 2025. In addition, it requires construction of regular railways to connect all medium sized cities of over 200,000 in population and high-speed railways to connect large cities of over 500,000 in population by 2020. Also, it plans to expand the nation’s civil aviation network to cover 90 percent of its total population.

Out-of-Home Digital Advertising Market in China

Rising urbanization has resulted in prevalent traffic congestions throughout China. In medium to large sized cities, people on an average spend 39 minutes of commuting time to work. According to China New-type Urbanization Report (2014-2018), in densely populated tier one cities including Beijing, Guangzhou, and Shanghai, it costs commuters 14, 12, and 11 minutes every day in traffic jams, respectively. In Beijing, a megacity of over 21 million residents, the daily commute takes 45 minutes, the worst of all Chinese cities.

While traffic jams are a headache for urban commuters and city planners, they present revenue generating opportunities for out-of-home advertisers, who seek attentive audience in high traffic areas. According to China Industry Information Net, the estimated total market size of China’s out-of-home advertising is expected to reach RMB 227 billion in 2021, with a CAGR of 14%. Cosmetics, beverage, and financial service companies are ranked as top spenders consistently. Internet and real estate companies also increased their advertisement spending significantly.

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

Our Products and Services

In the CBT segment, we provide cloud-based ecosystem solutions mainly to the new media in out-of-home digital advertising customers. Underpinning our ecosystems are our industry-specific integrated advertisement display terminal product, digital advertising distribution technology platform, resource exchange and sharing, and big data analysis services. In 2014, we sold our cloud-based solutions predominately to the Chinese new media industry. Starting from 2016, we have also focused our efforts in selling IoT ads display terminal hardware and providing digital ads distribution and resource sharing services for out-of-home advertising market.

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

Our Resource Exchange and Sharing

Building on top of our CAT platform is our industry-specific resource sharing functionality. For the out-of-home new media industry, in the fourth quarter of 2015, we released a resource exchange called “Taoping” as a module of our proprietary cloud-based information distribution and ad delivery platform - Yunfa Net (www.pubds.com). Taoping in Chinese means “search and select display terminals.” Taoping pairs those who seek, with those who own out-of-home advertisement resources of interactive display terminals, and facilitates their transactions online.

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

Our Big Data Services

Building on top of our resource sharing capability is our big data analysis service. After releasing our resource sharing feature, we have been compiling and analyzing data related to buyer/seller behavioral preferences, so that we can provide value-added services to our customers.

For example, through big data analyses, we are able to make insightful suggestions to advertising resource owners on which specific types of venues being displayed at specific time slots likely garner high rental fees as well as the optimal range of rental fees they could charge for each type of resources they own. For advertising promoters, we are able to provide advice such as the optimal combinations of terminals to rent in order to reach the biggest possible audience they desire, and attain the greatest impact while staying within their advertising budget.

Our Industry-Specific Ecosystems

In combining our proprietary CAT technology platform, resource sharing functionality, and big data services with our industry expertise, we provide integrated ecosystem solutions to the industries of out-of-home digital advertising new media, healthcare, education, and residential community management. As described above, starting from the out-of-home digital advertising new media industry, we have been in the process of rolling out product offerings to all of those four industries.

Within the out-of-home new media industry, we sold industry-specific solutions predominantly to the community management segment in 2017 and 2018, and have gradually expanded into the elevator management and transportation management businesses in 2019.

●	New Media Elevator Management – Our New Media Elevator Management solution integrates advertisement placement with safety supervision into one single technology unit. The built-in LED screen of the unit delivers high definition digital advertisement, while its safety sensors and data collectors transmit operational and technical data of the elevator to the appropriate property managers, safety supervisors, and maintenance crew, so that such staff can efficiently maintain operational safety of the elevator, and instantaneously respond to emergencies. Since our New Media Elevator Management solution combines public safety with media display, property managers view our products as of strategic importance to their daily operations, and they welcome our products better than the ones that are pure advertisement display terminals without safety devices. As a result, we are able to help advertising agencies that purchase our products to attain customers more easily and enter into new markets more cost effectively. In addition, the Elevator Management platform could be sold as a separate product depending on customer needs to facilitate digital elevator maintenance, big data solution for elevator maintenance company, residential management, and government authorities.

●	New Media Transportation Management – Our New Media Transportation Management solution remotely uploads advertisement content together with critical transportation information — such as arrival and departure schedules, delay or cancellation notifications, gate assignments, and station announcements – into our cloud infrastructure and displays the content on our large-screen terminals strategically placed at high-traffic transportation hubs, including high-speed railway stations, subway stations, airports, and onboard public buses. Because our Transportation New Media Application combines advertisement display with transportation information crucial to commuters, we enable advertising agencies that purchase our products to attain large and attentive audiences at prime locations, which in turn help them achieve good advertisement placement rates and generate high revenue amounts.

●	New Media Community Management – Our New Media Community Management solution combines advertisement display with dissemination of community information. Placed within various high-rise residential communities, our large screen display terminals serve as a window of information into various resources available to community residents, including community maps, news updates, emergency announcements, safety precautions, health tips, recreational activities, and local commercial promotions.

Product Warranty

For our TIT segment, we usually offer a one-year or three-year warranty for our system integration services depending on the project. Our warranty includes support services, minimal updates and system maintenance. No rights of return are allowed except for non-conforming products, which have been insignificant based on historical experiences. If nonconforming products are returned due to software issues, we will provide upgrades or additional customization to suit the customers’ needs, which is infrequent with immaterial costs. The original vendors of hardware are ultimately liable for replacement of defective or non-conforming hardware products. In cases where non-conformity is due to the integrated hardware, we return the hardware to the original vendor for replacement. Based on our past experience, the cost of our warranty provision has been immaterial.

For our CBT segment, we provide a one-year warranty for our digital displays. The actual warranty service is carried out by our OEM partners, with whom we have obtained a contractual guarantee that they will repair or replace any defective hardware products that we have purchased on behalf of our customers. Our OEM partners ultimately bear and are liable for the costs of product warranty. Consequently, our own cost of warranty for this segment has been minimal.

Sales and Marketing

We develop new businesses by identifying and contacting potential new customers and through referrals, or by direct contacts from new customers as a result of our strong brand recognition and reputation in the industry. We solidify our market presence through various types of marketing campaigns, such as participating in exhibitions, trade shows, and seminars, developing distributors and dealers, and presenting solutions to prospective customers. With strategic partnership with Shenzhen Taoping, we founded and played a key role in the Taoping Alliance, a new media operating organization that includes numerous advertising agencies throughout China, which greatly improved our market expansion capability and industry reputation.

Customers and Related Parties

In fiscal year 2019, no single customer represented 10% or more of our total revenue. In fiscal year 2018, no single customer represented 10% or more of our total revenue. In fiscal year 2017, one related party customer represented 21% of our total revenue. The following tables provide revenue by our major customers for the years ended December 31, 2019, 2018 and 2017.

Year 2019

	Revenues	% of
	(Thousands)	Revenues
Shenzhen yixiang technology co. LTD	$830	6%
Suzhou Taoping Technology Co., Ltd.	693	5%
Shanghai Taoping Media Co., Ltd.	666	5%
Fujian Taoping IoT Technology Co., Ltd.	589	4%
Yunnan Taoping IoT Co., LTD	540	4%
TOTAL	$3,318	24%

Year 2018

	Revenues	% of
	(Thousands)	Revenues
Wuhan Taoping Media Co., Ltd.	$1,349	7%
Qingdao Taoping IoT Co., LTD.	947	5%
Fuzhou Taoping IoT Technology Co., Ltd.	796	4%
Anhui Taoping Media Co., Ltd.	729	3%
Xiamen Shenghuan Technology Co., Ltd.	678	3%
TOTAL	$4,499	23%

Year 2017

	Revenues	% of
	(Thousands)	Revenues
Shenzhen Taoping New Media Co., Ltd.	$3,769	21%
Haojing (Xiamen) Media Co., Ltd	1,612	9%
Xiamen Shenghuan Technology Co., Ltd.	1,225	7%
Fujian Taoping IoT Technology Co., Ltd	1,012	6%
Zhejiang Taoping IoT Technology Co., Ltd.	784	4%
TOTAL	$8,402	47%

Competition

In the CBT segment, there are many small IT service companies in China providing one-off software packages to solve one aspect of the problems, but not integrated solutions combining technology platform, resource exchange and sharing, and big data services like ours. For example, in the new media industry, we encounter competition from 56iq.com, Fujian Star-net Communication Co., Ltd, Shanghai View Show Technology Co., Ltd., and Maipu Communications Technology Co., Ltd. We do not compete with advertising agencies, such as Focus Media, Air Media, and Vision China, because we are not an advertising agency nor do we place advertisement ourselves.

Compared with our competitors, we believe we have the following advantages:

●	We provide integrated ecosystem solutions that combine technology platform, resource exchange and sharing, and big data services. Our solution not only helps our customers improve their operational efficiency and reduce their labor cost, more importantly, help them maximize their asset utilization rate and increase their revenue. For example, by utilizing our solution, an advertising agency can upload its advertisement content from a centralized location to geographically dispersed display terminals, saving its maintenance staff from traveling to each terminal and updating media content manually. In addition, the advertising agency can list its idle terminal assets on Taoping, our resource exchange platform, and lease display terminals to other agencies by location and time slot, generating additional revenue from their existing assets.

●	Our solution has high scalability, availability, and flexibility. Because our technology solution is architected from ground up using the latest cloud-computing technology, our system can easily scale up to handle a rapidly increasing amount of data. In addition, as the number of display terminals connected to our network continues to grow, our system is able to handle additional workload and workflows to ensure high availability of each terminal. More importantly, because we own our cloud infrastructure and platform, we have the flexibility of changing or upgrading our software anytime without any constraints.

●	Our solution has a high level of security guarantee. Because we own the entire stack of technology infrastructure and terminals, we have a solid security fortress to prevent hackers from breaking into our system. In addition, because we have over 10 years of experience providing large-scale information systems to the public entities, such as police stations and public security bureaus, we have a track record of protecting our network from security intrusions or breaches. Lastly, to protect ourselves from national security concerns, we have an operational agreement with China’s Internet Oversight Board to inspect and filter all of our advertisement contents before uploading them onto our display network.

●	Our solution combines digital network with physical assets, establishing a high barrier to entry than other internet related companies. Our proprietary Cloud-Application-Terminal platform has integrated three layers of technology: cloud storage, application software, and display terminals. Although it is relatively easy for potential competitors to develop software application with technology advancement nowadays, it will take them a considerable amount of time and capital to replicate our nationwide physical network of cloud-based display terminals.

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

In 2014, continuing our transition from the public sector to the private sector, we identified new media, healthcare, education, and residential community management as the four core end markets on which we would focus. After fortifying our own software R&D efforts through our acquisition of Biznest in September 2014, we decided to exit the hardware manufacturing business and complete our transformation into a software company. In November 2014, we initiated the process of closing our own manufacturing facilities and transferring hardware production to our OEM partners. Transferring hardware production to our OEM partners was completed during 2015. As a result, we wrote off a large amount of accounts receivable and took substantial goodwill and identifiable intangible asset impairment charges in 2015 and 2016.

As part of transition from the traditional IT business to the cloud-based business, we sold iASPEC’s 100% equity holding in Zhongtian and 54.89% equity holding in Geo in 2015. Proceeds from these sales totaling $19.5 million have been invested in the development and market expansion of our new cloud-based business, as well as repayment of a portion of our short-term debts.

In 2017, we completed our business transformation to a leading products and services provider of CAT and IoT technology based digital advertising distribution network and new media resource sharing platform in the out-of-home Advertising Market in China. In 2017, we gained profitability as a result of the successful transition of our business model. In 2018, we continued to prove the sustainability of the new business model and increased the net income to be approximately $1.7 million. In 2019, due to the unfavorable macro-economic environment and the slowdown of the out-of-home advertising market in China, we had net loss of approximately $3.6 million. For years going forward, we will continue to execute our business plan and build a nationwide cloud-based ad terminal network by penetrating into more cities throughout China, which is expected to generate substantial recurring service revenue for the Company, in addition to equipment sales.

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

As of December 31, 2019, through our wholly-owned subsidiaries IST and TopCloud, we had 76 registered and copyrighted software products and held 16 patents. In addition, our variable interest entities, including iASPEC, Biznest and Bocom, hold 133 registered and copyrighted software products and 12 patents. We also own two domain names (http://www.taop.com; www.pubds.com).

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

Permits and Certificates

Through our wholly-owned subsidiaries IST and TopCloud, as well as our variable interest entities, we hold the following permits and certificates:

Name	Expiration Date	Company
National High-tech Enterprise	Valid till November 1, 2021, subject to renewal every three years.	IST
National High-tech Enterprise	Valid till October 31, 2020, subject to renewal every three years.	TopCloud
National High-tech Enterprise	Valid till October 16, 2021, subject to renewal every three years.	Biznest

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

In June 2019, MOFCOM and NDRC promulgated the Special Management Measures (Negative List) for the Access of Foreign Investment, or the Negative List, effective July 30, 2019. Foreign investment in value-added telecommunication business (excluding e-commerce business, domestic multi-party communications services, store and forward services and call center services) falls within the Negative List.

On March 15, 2019, the Standing Committee of the National People’s Congress passed the Foreign Investment Law of PRC, which took effect on January 1, 2020, replacing the Law of the People’s Republic of China on China-Foreign Equity Joint Ventures, the Law of the People’s Republic of China on Wholly Foreign-Owned Enterprises, and the Law of the People’s Republic of China on China-Foreign Contractual Joint Ventures. The new Foreign Investment Law of PRC, by legislation, officially adopted the administration model of the negative list for foreign investment. A foreign investor cannot invest in a field where foreign investment is prohibited according to the Negative List, as amended. To invest in a field restricted under the Negative List, as amended, a foreign investor shall meet the investment conditions set forth in the Negative List, as amended.

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

The Administrative Measures on Telecommunications Business Operating License, promulgated by the MIIT in 2009 and amended in July 2017, which set forth more specific provisions regarding the types of licenses required to operate VATS, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses. Under these regulations, a commercial operator of VATS must first obtain a VAST License, from the MIIT or its provincial level counterparts, or otherwise such operator might be subject to sanctions including corrective orders and warnings from the competent administration authority, fines and confiscation of illegal gains and, in the case of significant infringements, the websites may be ordered to close.

Pursuant to the E-Commerce Law of the PRC, which was promulgated by the Standing Committee of the National People’s Congress on August 31, 2018 and became effective on January 1, 2019, and the Administrative Measures for Online Trading, which was promulgated by the SAIC on January 26, 2014 and became effective on March 15, 2014, e-commerce business operators shall obtain relevant administrative licenses required by law.

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

The APP information service providers shall acquire relevant qualifications in accordance with laws and regulations and fulfil the information security management obligations as follows: (1) shall authenticate the identity information of the registered users including their mobile telephone number and other identity information under the principle of mandatory real name registration at the back-office end, and voluntary real name display at the front-office end; (2) shall establish and perfect the mechanism for the protection of users’ information, and follow the principle of legality, rightfulness and necessity, indicate expressly the purpose, method and scope of collection and use and obtain the consent of users while collecting and using users’ personal information; (3) shall establish and perfect the mechanism for the examination and management of information content, and in terms of any information content released that violates laws or regulations, take such measures as warning, restricting the functions, suspending the update and closing the accounts as the case may be, keep relevant records and report the same to relevant competent authorities; (4) shall safeguard users’ right to know and to make choices when users are installing or using such applications, and shall neither start such functions as collecting the information of users’ positions, accessing users’ contacts, turning on the camera and recording the sound, or any other function irrelevant to the services, nor forcefully install any other irrelevant applications without prior consent of users when noticed expressly; (5) shall respect and protect the intellectual properties and shall neither produce nor release any application that infringes others’ intellectual properties; and (6) shall record the users’ log information and keep the same for 60 days.

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

The PRC Cybersecurity Law was promulgated by the SCNPC on November 7, 2016 and became effective on June 1, 2017. Under this regulation, network operators, including online information service providers, shall comply with laws and regulations and fulfill their obligations to safeguard security of the network when conducting business and providing services, and take all necessary measures pursuant to laws, regulations and compulsory national requirements to safeguard the safe and stable operation of the networks, respond to network security incidents effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data.

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

The Guidelines jointly released by ten PRC regulatory agencies in July 2015 aim, among other things, to require service providers to improve technology security standards, and safeguard user and transaction information. The Guidelines also prohibit service providers from illegally selling or disclosing users’ personal information. Pursuant to the Ninth Amendment to the Criminal Law issued by the SCNPC in August 2015, which became effective in November 2015, any Internet service provider that fails to fulfill the obligations related to Internet information security administration as required by applicable laws and refuses to rectify upon orders is subject to criminal penalty for the result of (i) any dissemination of illegal information in large scale; (ii) any severe effect due to the leakage of the client’s information; (iii) any serious loss of criminal evidence; or (iv) other severe situation, and any individual or entity that (i) sells or provides personal information to others in a way violating the applicable law, or (ii) steals or illegally obtain any personal information is subject to criminal penalty in severe situation.

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

Regulations Related to Intellectual Property

The SCNPC and the State Council have promulgated comprehensive laws and regulations to protect trademarks. The Trademark Law of the PRC (2019 revision, effective November 1, 2019) promulgated on August 23, 1982 and subsequently amended on February 22, 1993, October 27, 2001, August 30, 2013 and April 23, 2019 respectively, and the Implementation Regulation of the PRC Trademark Law (2014 revision) issued by the State Council on August 3, 2002 and amended on April 29, 2014, are the main regulations protecting registered trademarks. The Trademark Office under the SAIC administrates the registration of trademarks on a “first-to-file” basis, and grants a term of ten years to registered trademarks.

The PRC Copyright Law, adopted in 1990 and revised in 2001 and 2010 respectively, with its implementation rules adopted on August 8, 2002 and revised in 2011 and 2013 respectively, and the Regulations for the Protection of Computer Software as promulgated on December 20, 2001 and amended in 2011 and 2013 provide protection for copyright of computer software in the PRC. Under these rules and regulations, software owners, licensees and transferees may register their rights in software with the National Copyright Administration Center or its local branches to obtain software copyright registration certificates.

The Patent Law of the PRC was adopted by NPCSC in 1984 and amended in 1992, 2000 and 2008, respectively. A patentable invention, utility model or design must meet three conditions: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained by means of nuclear transformation. The Patent Office under the State Intellectual Property Office is responsible for receiving, examining and approving patent applications. A patent is valid for a term of twenty years for an invention and a term of ten years for a utility model or design, commencing on the application date. Subject to limited exceptions provided by law, any third-party user must obtain consent or a proper license from the patent owner to use the patent, or otherwise the use will constitute an infringement of the rights of the patent holder.

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

Regulations Related to Employment

The PRC Labor Law and the Labor Contract Law require that employers execute written employment contracts with full-time employees. All employers must compensate their employees with wages equal to at least the local minimum wage standards. Violations of the PRC Labor Law and the Labor Contract Law may result in the imposition of fines and other administrative sanctions, and serious violations may constitute criminal offences.

On December 28, 2012, the PRC Labor Contract Law was amended, effective since July 1, 2013 to impose more stringent requirements on labor dispatch. Under such law, dispatched workers are entitled to pay equal to that of full-time employees for equal work, but the number of dispatched workers that an employer hires may not exceed a certain percentage of its total number of employees as determined by the Ministry of Human Resources and Social Security. Additionally, dispatched workers are only permitted to engage in temporary, auxiliary or substitute work. According to the Interim Provisions on Labor Dispatch promulgated by the Ministry of Human Resources and Social Security on January 24, 2014, which became effective on March 1, 2014, the number of dispatched workers hired by an employer shall not exceed 10% of the total number of its employees (including both directly hired employees and dispatched workers). The Interim Provisions on Labor Dispatch require employers not in compliance with the PRC Labor Contract Law in this regard to reduce the number of its dispatched workers to below 10% of the total number of its employees prior to March 1, 2016.

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

According to the Interim Regulations on the Collection and Payment of Social Insurance Premiums, the Regulations on Work Injury Insurance, the Regulations on Unemployment Insurance and the Trial Measures on Employee Maternity Insurance of Enterprises, enterprises in the PRC shall provide benefit plans for their employees, which include basic pension insurance, unemployment insurance, maternity insurance, work injury insurance and basic medical insurance. An enterprise must provide social insurance by making social insurance registration with local social insurance agencies, and shall pay or withhold relevant social insurance premiums for and on behalf of employees. The Law on Social Insurance of the PRC, which was promulgated by the SCNPC on October 28, 2010, became effective on July 1, 2011, and was most recently updated on December 29, 2018, has consolidated pertinent provisions for basic pension insurance, unemployment insurance, maternity insurance, work injury insurance and basic medical insurance, and has elaborated in detail the legal obligations and liabilities of employers who do not comply with laws and regulations on social insurance.

According to the Regulations on the Administration of Housing Provident Fund, which was promulgated by the State Counsel and became effective on April 3, 1999, and was amended on March 24, 2002 and was partially revised on March 24, 2019 by the Decision of the State Council on Revising Some Administrative Regulations (Decree No. 710 of the State Council), housing provident fund contributions by an individual employee and housing provident fund contributions by his or her employer shall belong to the individual employee. Registration by PRC companies with the applicable housing provident fund management center is compulsory, and a special housing provident fund account for each of the employees shall be opened at an entrusted bank.

The employer shall timely pay up and deposit housing provident fund contributions in full amount and late or insufficient payments of such contributions are unlawful. The employer shall make the housing provident fund payment and deposit registrations with the housing provident fund administration center. With respect to companies which violate the above regulations and fail to complete housing provident fund payment and deposit registrations or open housing provident fund accounts for their employees, such companies shall be ordered by the housing provident fund administration center to complete such procedures within a designated time limit. Those who fail to complete their registrations within the designated period shall be levied a fine ranging from RMB 10,000 to RMB 50,000. When companies breach these regulations and fail to pay housing provident fund contributions in full amount that are due, the housing provident fund administration center shall order such companies to pay up within a designated period, and may further petition a People’s Court for mandatory enforcement against those who still fail to comply after the expiry of such period.

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

On February 13, 2015, SAFE promulgated the Circular on Simplifying and Improving the Foreign Currency Management Policy on Direct Investment, effective from June 1, 2015, which cancels the requirement for obtaining approvals of foreign exchange registration of inbound foreign direct investment and outbound overseas direct investment from SAFE. The application for the registration of foreign exchange for the purpose of inbound foreign direct investment and outbound overseas direct investment may be filed with qualified banks, which, under the supervision of SAFE, may review the application and process the registration.

The Circular of the SAFE on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, or SAFE Circular 19, was promulgated on March 30, 2015 and became effective on June 1, 2015. According to SAFE Circular 19, a foreign-invested enterprise may, according to its actual business needs, settle with a bank the portion of the foreign exchange capital in its capital account for which the relevant foreign exchange bureau has confirmed monetary contribution rights and interests (or for which the bank has registered the account-crediting of monetary contribution). For the time being, foreign-invested enterprises are allowed to settle 100% of their foreign exchange capitals on a discretionary basis; a foreign-invested enterprise shall truthfully use its capital for its own operational purposes within the scope of business; where an ordinary foreign-invested enterprise makes domestic equity investment with the amount of foreign exchanges settled, the invested enterprise shall first go through domestic re-investment registration and open a corresponding Account for Foreign Exchange Settlement Pending Payment with the foreign exchange bureau (bank) at the place of registration. The Circular of the SAFE on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, was promulgated and became effective on June 9, 2016. According to SAFE Circular 16, enterprises registered in PRC may also convert their foreign debts from foreign currency into Renminbi at the enterprise’s discretion. SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) at the enterprise’s discretion, which applies to all enterprises registered in the PRC. SAFE Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope and may not be used for investments in securities or other investment with the exception of bank financial products that can guarantee the principal within the PRC unless otherwise specifically provided. Besides, the converted Renminbi shall not be used to make loans for related enterprises unless it is within the business scope or to build or to purchase any real estate that is not for the enterprise own use with the exception for the real estate enterprise.

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

On October 25, 2019, SAFE promulgated the Notice on Further Facilitating Cross-Board Trade and Investment, which became effective on the same date (except for Article 8.2 thereof). The notice removed restrictions on the capital equity investment in China by non-investment foreign-invested enterprises. In addition, restrictions on the use of funds for foreign exchange settlement of domestic accounts for the realization of assets have been removed and restrictions on the use and foreign exchange settlement of foreign investors’ security deposits have been relaxed. Eligible enterprises in the pilot areas are also allowed to use revenues under capital accounts, such as capital funds, foreign debts and overseas listing revenues for domestic payments without providing materials to the bank in advance for authenticity verification on an item by item basis, while the use of funds should be true, in compliance with applicable rules and conforming to the current capital revenue management regulations.

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

We have adopted an equity incentive plan in 2016, under which we will have the discretion to award incentives and rewards to eligible participants. We have advised the recipients of awards under our equity incentive plan to handle relevant foreign exchange matters in accordance with the Stock Incentive Plan Notice. However, we cannot guarantee that all employees awarded equity-based incentives can successfully register with SAFE in full compliance with the Stock Incentive Plan Notice. See “Risk Factors—Risks Relating to Doing Business in China—Any failure to comply with PRC regulations regarding employee share incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.”

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

Regulations on Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including MOFCOM, the SASAC, the State Administration of Taxation, the SAIC, the CSRC and SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009. The M&A Rules, among other things, require that (i) PRC entities or individuals obtain MOFCOM approval before they establish or control a SPV overseas, provided that they intend to use the SPV to acquire their equity interests in a PRC company at the consideration of newly issued share of the SPV, or Share Swap, and list their equity interests in the PRC company overseas by listing the SPV in an overseas market; (ii) the SPV obtains MOFCOM’s approval before it acquires the equity interests held by the PRC entities or PRC individual in the PRC company by Share Swap; and (iii) the SPV obtains CSRC approval before it lists overseas. See “Risk Factors—Risks Relating to Doing Business in China—We may be unable to complete a business combination transaction efficiently or on favorable terms due to complicated merger and acquisition regulations which became effective on September 8, 2006.”

Dividend Withholding Tax

In March 2007, the National People’s Congress enacted the Enterprise Income Tax Law which became effective on January 1, 2008 and last amended on December 29, 2018. The PRC State Council promulgated the Implementation Rules of the Enterprise Income Tax Law on December 6, 2007, which became effective on January 1, 2008 and was partially amended on April 23, 2019. According to Enterprise Income Tax Law and its Implementation Rules, dividends payable by a foreign-invested enterprise in China to its foreign enterprise investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential withholding arrangement. Pursuant to the Notice of the State Administration of Taxation on Negotiated Reduction of Dividends and Interest Rates, issued on January 29, 2008 and supplemented and revised on February 29, 2008, and the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income, which became effective on December 8, 2006 and applicable to income derived in any year of assessment commencing on or after April 1, 2007 in Hong Kong and in any year commencing on or after January 1, 2007 in the PRC, such withholding tax rate may be lowered to 5% if a Hong Kong enterprise is deemed the beneficial owner of any dividend paid by a PRC subsidiary by PRC tax authorities and holds at least 25% of the equity interest in that particular PRC subsidiary at all times within the 12-month period immediately prior to the distribution of the dividends. Furthermore, pursuant to the Announcement on Issues concerning “Beneficial Owners” in Tax Treaties issued on February 3, 2018 by the State Administration of Taxation, when determining the status of “beneficial owners,” a comprehensive analysis may be conducted through materials such as articles of association, financial statements, records of capital flows, minutes of board of directors, resolutions of board of directors, allocation of manpower and material resources, the relevant expenses, functions and risk assumption, loan contracts, royalty contracts or transfer contracts, patent registration certificates and copyright certificates, etc. However, even if an applicant has the status as a “beneficiary owner,” if the competent tax authority finds necessity to apply the principal purpose test clause in the tax treaties or the general anti-tax avoidance rules stipulated in domestic tax laws, the general anti-tax avoidance provisions shall apply.

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

The Enterprise Income Tax Law also provides that enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore be subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The Implementing Rules further define the term “de facto management body” as the management body that exercises substantial and overall management and control over the production and operations, personnel, accounts and properties of an enterprise. If an enterprise organized under the laws of jurisdiction outside China is considered a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, it would be subject to the PRC enterprise income tax at the rate of 25% on its worldwide income. Second, a 10% withholding tax would be imposed on dividends it pays to its non-PRC enterprise shareholders and with respect to gains derived by its non-PRC enterprise shareholders from transfer of its shares. Dividends paid to non-PRC individual shareholders and any gain realized on the transfer of equity by such shareholders may be subject to PRC tax at a rate of 20%, if such income is deemed to be from PRC sources. See “Risk Factors—Risks Relating to Doing Business in China—Under the Enterprise Income Tax Law, we may be classified as a “resident enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC shareholders.”

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

Value-Added Tax

Pursuant to the Provisional Regulations on Value-Added Tax of the PRC, or the VAT Regulations, which were promulgated by the State Council on December 13, 1993, and took effect on January 1, 1994, and were amended on November 10, 2008, February 6, 2016, and November 19, 2017, respectively, and the Rules for the Implementation of the Provisional Regulations on Value Added Tax of the PRC, which were promulgated by the Ministry of Finance, on December 25, 1993, and were amended on December 15, 2008, and October 28, 2011, respectively, entities and individuals that sell goods or labor services of processing, repair or replacement, sell services, intangible assets, or immovables, or import goods within the territory of the People’s Republic of China are taxpayers of value-added tax. The VAT rate is 17% for taxpayers selling goods, labor services, or tangible movable property leasing services or importing goods, except otherwise specified; 11% for taxpayers selling goods, labor services, or tangible movable property leasing services or importing goods, except otherwise specified; 6% for taxpayers selling services or intangible assets.

According to Provisions in the Notice on Adjusting the Value added Tax Rates, or the Notice, issued by the State Administration of Taxation and the Ministry of Finance, where taxpayers make VAT taxable sales or import goods, the applicable tax rates shall be adjusted from 17% to 16% and from 11% to 10%, respectively. The Notice took effect on May 1, 2018, and the adjusted VAT rates took effect at the same time. Pursuant to the Notice of the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs of the PRC on Relevant Policies for Deepening the Value-Added Tax Reform, which was promulgated on March 20, 2019 and became effective on April 1, 2019, the tax rate of 16% applicable to the VAT taxable sale or import of goods by a general VAT taxpayer shall be adjusted to 13%, and the tax rate of 10% applicable thereto shall be adjusted to 9%.

In November 2011, the Ministry of Finance and the State Administration of Taxation promulgated the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax, or the Pilot Plan. The Notice of the Ministry of Finance and the State Administration of Taxation on Implementing the Pilot Plan of Replacing Business Tax with Value-Added Tax in an All-round Manner, issued on March 23, 2016, took effect on May 1, 2016. Pursuant to the Pilot Plan and the subsequent Notice, VAT at a rate of 6% is applied nationwide to revenue generated from the provision of certain modern services in lieu of the prior Business Tax.

Seasonality

The first quarter of the calendar year is typically the slowest season of the year due to the Chinese New Year holiday. During this period, accounts receivable collection is very slow and we also need to prepare for upcoming busier seasons by making payments for inventory. With the implementation of our cloud-based business, seasonality has been mitigated to some extent.

C. Organizational Structure

See “A. History and Development of the Company—Corporate Structure” above for details of our current organizational structure.

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

Biznest leased warehouses in different cities of China in 2018 and 2017. We paid rent in an amount of approximately $4,000 and $81,000 for the years ended December 31, 2018 and 2017, respectively.

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

A. Operating Results

Overview

We are a leading provider of integrated cloud-based platform, resource sharing functionality, and big data solutions to the Chinese new media, education residential community management, and elevator IoT industries. Our Internet ecosystem enables all participants of the new media community to efficiently promote brands, disseminate information, and share resources. In addition, we provide a broad portfolio of software, hardware and fully integrated solutions, including information technology infrastructure and Internet-enabled display technologies to customers in government, education, healthcare, media, transportation, and other private sectors.

We were founded in 1993 and are headquartered in Shenzhen, China. As of December 31, 2019, we had approximately 78 full-time employees.

Prior to 2014, we generated majority of our revenues through selling our products to public service entities to help improve their operational efficiency and service quality. Our representative customers included China Ministry of Public Security, provincial bureaus of public security, fire departments, traffic bureaus, police stations, human resource departments, urban planning boards, civic administrations, land resource administrations, mapping and surveying bureaus, and the Shenzhen General Station of Exit and Entry Frontier Inspection.

In 2014, we generated revenues from sales of hardware products, software products, system integration services, and related maintenance and supporting services. Starting in 2015, with the introduction of our cloud-based software as a service (SaaS) offering, we generated additional recurring monthly revenues from SaaS fees. The revenue from SaaS was still small in 2018 and 2019, which is expected to pick up in future years along with the large-scale roll-out of our cloud-based new media terminals.

In May 2017, we completed the business transformation and rolled out CAT and IoT technology based digital ads distribution network and new media resource sharing platform in the out-of-home advertising market. In 2017, 2018 and 2019, we generated most revenue from selling fully integrated ads display terminals. The revenue generated from SaaS and other software products and services remained small.

Recent Developments

The ongoing coronavirus pandemic that first surfaced in China and is spreading throughout the world has had a material adverse effect on our business. Substantially all of the Company’s operating subsidiaries, consolidated variable interest entities, employees and facilities are located in China. For most of the first quarter of 2020, we scaled back operations, as our employees worked remotely or at premises in shifts for limited periods of time in response to nationwide lockdowns and quarantines. We only resumed full operations since late March. The pandemic has also depressed customers’ demand for our products and services, since businesses across China largely suspended or reduced operations in the past few months. In addition, it now takes longer time to collect accounts receivable. As a provider of digital advertising distribution networks, we are sensitive to the overall business environment and vulnerable to any market downturns. The COVID-19 has had a material adverse impact on our operating results for the first quarter of 2020 and may adversely impact our revenue and results of operations for the fiscal year ending December 31, 2020. We will continue to monitor and mitigate the impacts of COVID-19 that affect our workforce, our customers and the public. See “Risk Factors—Risks Relating to our Business—Our business operations have been and may continue to be materially and adversely affected by the outbreak of the coronavirus (COVID-19).”

On March 27, 2020, we and two individual investors entered into a securities purchase agreement, pursuant to which we sold to the investors an aggregate of 1,714,286 ordinary shares, at a purchase price of $0.35 per share, in a registered direct offering. In a concurrent private placement, we sold and issued to each investor a convertible promissory note in the principal amount of $740,000 and a warrant to purchase 160,000 ordinary shares, with an exercise price of $1.50 per share, exercisable within three years following the issue date. Each convertible promissory note carries an original issue discount of $40,000 and matures in 12 months from the issue date, bearing interest at a rate of 5.0% per annum. The total aggregate gross proceeds of the above financing are approximately $1.9 million. The Company intends to use the net proceeds from the financing for working capital and general corporate purposes.

Principal Factors Affecting Our Financial Performance

Demand for Software Products and Services

The revenue growth and profitability of our business depend on the overall market demand for software products and related services. The demand for our CBT products is attributable to rapid urbanization and rising living standards in China. As a result of migration to the cities, individuals’ disposable income and, consumptions of information to assist their purchases of goods and services increase as well. Consequently, our CBT products become increasingly receptive to advertisements displayed at public locations. Meanwhile, rising competition has driven merchants and service providers to seek advertisements as a way to make their brands visible and memorable that drives up the demand for innovative advertising technology like our cloud-based software and services.

The demand for our TIT products is attributable to digitization of public services in China. Over the past two decades, the Chinese government has encouraged the development and use of information technology in various spheres of governmental functions, private industries, education, and cultural affairs. The term “Informatization” or “Xin Xi Hua” in Chinese has been coined in China to describe the overall process of software application in China, and has become a linchpin of state and local economic development strategies in the recent years.

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

We report financial and operational information in the following two segments:

(1)	Cloud-based Technology (“CBT”) segment — The CBT segment is our current and future focus of corporate development. It includes our cloud-based products and services mainly offered to new media industry. In this segment, we generate revenues from sales of hardware and total solutions consisting of integrated hardware and proprietary software along with platform content.

(2)	Traditional Information Technology (“TIT”) segment — The TIT segment includes our project-based technology products and services sold to the public sector, including Digital Public Security Technology (DPST) and Multi- screen Digital Display System (MDDS). In this segment, we generate revenues from sales of software and systems integration services.

For more information regarding our operating segments, see Note 18 (Consolidated Segment Data) to our audited consolidated financial statements included elsewhere in this report.

Results of Operations

Comparison of Years Ended December 31, 2019 and 2018

The following table sets forth key components of our results of operations for fiscal years ended December 31, 2019 and 2018, both in dollars and as a percentage of our revenue.

	December 31, 2019		December 31, 2018
	Amount	% of Revenue	Amount	% of Revenue
Revenue	$13,791,303	100.00%	$20,578,340	100.00%
Costs of revenue	7,189,092	52.13%	10,924,246	53.09%
Gross profit	6,602,211	47.87%	9,654,094	46.91%
Administrative expenses	(6,657,972)	(48.28)%	(4,299,820)	(20.89)%
Research and development expenses	(3,592,843)	(26.05)%	(4,756,088)	(23.11)%
Selling expenses	(523,557)	(3.80)%	(429,362)	(2.09)%
(Loss) income from operations	(4,172,161)	(30.25)%	168,824	0.82%
Subsidy income	431,555	3.13%	556,187	2.70%
Other income, net	238,200	1.73%	400,566	1.95%
Interest income	133,517	0.97%	36,381	0.18%
Interest expense	(499,852)	(3.62)%	(484,403)	(2.35)%
(Loss) income before income taxes	(3,868,741)	(28.05)%	677,555	3.29%
Income tax benefit	274,480	1.99%	1,201,231	5.84%
Net (loss) income	(3,594,261)	(26.06)%	1,878,786	9.13%
Less: Net (loss) income attributable to non- controlling interest	11,929	0.09%	(186,803)	(0.91)%
Net (loss) income attributable to Company	$(3,582,332)	(25.98)%	$1,691,983	8.22%

Revenue. We generate revenues from selling hardware, software, system integration, software as a service, and other technology-related services to customers including Shenzhen Taoping New Media Co., Ltd. and its affiliates. Shenzhen Taoping New Media Co., Ltd is controlled by our CEO, Mr. Lin. We have identified Shenzhen Taoping New Media Co., Ltd. and its affiliates as related parties. For the year ended December 31, 2019, our total revenue was $13.8 million, of which approximately $7.5 million was from related parties, compared to total revenue of $20.6 million for the year ended December 31, 2018, a decrease of $6.8 million, or 33%. The decrease was primarily due to the unfavorable macro environment and the slowdown of the out-of-home advertising market in China in 2019.

Starting from January 2020, the coronavirus outbreak, also known as COVID-19, has caused the Chinese government to take quarantine measures, such as nationwide lockdowns, transportation restrictions, public gathering prohibitions and temporary closures of non-essential businesses, which had put economic activities in a suspension mode until late March, in addition to the regular Chinese New Year Holiday. Although the COVID-19 epidemic has largely been contained in China since then and businesses have gradually resumed to operations, China’s economic recovery still faces great challenges. Against this background, we believe that China’s out-of-home advertising market and our revenue in 2020 so far have been negatively affected.

The COVID-19 has had a material adverse impact on our operating results for the first quarter of 2020. We had a year-over-year decrease of approximately 26% in revenue in the first quarter of 2020, according to unaudited financial information, and a potential slowdown in collection of accounts receivable in 2020. We have seen sales starting to increase in the second quarter compared with the first quarter in 2020. However, we do not expect a significant impact on our operations and financial results in the long run unless the COVID-19 epidemic is not contained in the year of 2020. The epidemic in China is currently under control. Businesses around China have largely returned to normal since April 2020. The operations of our customers and our supply chain have been back to normal since most cities in China have lifted the lockdown restrictions.

The following table shows our revenue, percentage of revenue, cost of revenue and gross margin, by revenue categories:

	Year Ended December 31, 2019				Year Ended December 31, 2018
		% of	Cost of	Gross		% of	Cost of	Gross
	Revenue	Revenue	Revenue	Margin	Revenue	Revenue	Revenue	Margin
Products	$10,468,382	75.91%	6,448,965	38.40%	$15,919,288	77.36%	9,808,837	38.38%
Software	2,246,497	16.29%	525,473	76.61%	3,083,312	14.98%	783,702	74.58%
System Integration	-	-%	74,494	-	-	-%	227,677	-%
Others	1,076,424	7.80%	140,160	86.98%	1,575,728	7.66%	104,030	93.40%
Total	$13,791,303	100.00%	7,189,092	47.87%	$20,578,340	100.00%	10,924,246	46.91%

A breakdown of revenue, percentage of revenue, cost of revenue and gross margin by segments is as follows:

	Year Ended December 31, 2019				Year Ended December 31, 2018
		% of	Cost of	Gross		% of	Cost of	Gross
	Revenue	Revenue	Revenue	Margin	Revenue	Revenue	Revenue	Margin
TIT Segment	$241,132	1.75%	337,261	(39.87)%	$383,419	1.86%	726,572	(89.50)%
CBT Segment	13,550,171	98.25%	6,851,831	49.43%	20,194,921	98.14%	10,197,674	49.50%
Total	$13,791,303	100.00%	7,189,092	47.87%	$20,578,340	100.00%	10,924,246	46.91%

Cost of revenue and gross profit. As indicated in the tables above, our cost of revenue decreased by $3.8 million, or 34.2%, to $7.2 million, for the year ended December 31, 2019, from $11.0 million for the year ended December 31, 2018. As a percentage of revenue, our cost of revenue decreased to 52.1% during the year ended December 31, 2019, from 53.1% during the year ended December 31, 2018. As a result, gross profit as a percentage of revenue was 47.9% for the year ended December 31, 2019 and was 46.9% for the year ended December 31, 2018. The increase in the overall gross margin primarily resulted from the cost advantages in our new products and services offered to customers in the private sector. Our new products and services mainly consist of the CAT and IoT based interactive ads display terminals, digital ads distribution platform, and digital ads distribution service replacing standalone floor-mounted display terminals mostly for community management or catalog advertising and IoT elevator management devices offered in 2016. We have also generated revenue from sales of software related products and services, which have resulted in a high gross margin. Although we currently are unable to estimate the negative business impact caused by COVID-19, we expect that our product and service mix would vary little from the prior year. As a result, gross margin in fiscal 2020 is expected to be consistent with that of fiscal 2019.

Administrative expenses. Our administrative expenses consist primarily of compensation and benefits for our general management, finance and administrative staff, professional advisor consulting fees, audit fees, and other expenses incurred in connection with general operations. Our administrative expenses increased by $2.3million, or 54.8%, to $6.6 million for the year ended December 31, 2019, from $4.3 million for the year ended December 31, 2018. As a percentage of revenue, administrative expenses increased to 48.3% for 2019, from 20.9% for 2018. Such increase was primarily due to an increase of $2.8 million in provision of doubtful account receivable, as a result of the slowdown of the out-of-home advertising industry in China. Given the unfavorable outlooks of overall economy and the out-of-home advertising market, we will continue to control our administrative expenses, by investing more efforts in the collection of accounts receivable and expenses and fees control.

Research and development expenses. Our research and development expenses consist primarily of personnel related expenses, as well as costs associated with new software and hardware development and enhancement. Our research and development expenses decreased by $1.2 million, or 24.5%, to $3.6 million for the year ended December 31, 2019, from $4.8 million for the year ended December 31, 2018. Such decrease was primarily due to the decrease of depreciation of R&D related hardware equipment and software. As a percentage of revenue, research and development expenses increased to 26.1% for 2019, from 23.1% in 2018.

Selling expenses. Our selling expenses consist primarily of the compensation and benefits to our sales and marketing staff, traveling costs, and other selling activities related costs. Our selling expenses increased by $0.1 million, or 21.9%, to $0.5 million for the year ended December 31, 2019, from $0.4 million for the year ended December 31, 2018. This increase was due to the headcount increase of the sales and marketing staff for expansion of our nationwide Taoping network. Selling expenses in 2020 is expected to remain stable compared with 2019.

Subsidy income. Because we have developed a number of new products that are promoted and designated by the Chinese government as highly innovative technology, we received governmental subsidies of $0.4 million and $0.6 million in years ended December 31, 2019 and 2018, respectively.

Other (loss) income. Other income for the year ended December 31, 2019 was approximately $0.2 million, compared to other loss of approximately $0.4 million in 2018. Other income in 2019 was mainly attributed to the write-off of long-aged tax payable. Other loss in 2018 was mainly attributed to the write-off of long-aged payables offset by other loss derived from discarding of certain obsolete office equipment.

Interest expense. Interest expense for the year ended December 31, 2019 was approximately $0.5 million, compared to interest expense of approximately $0.5 million in 2018, consistent with outstanding short-term bank loans for both years.

Income tax expense. We recorded income tax benefit of $0.3 million for the year ended December 31, 2019, as compared to $1.2 million of income tax benefit in 2018, primarily as a result of reclaims of excess accrual of income tax payable in the prior years.

Net (loss) income attributable to Company. As a result of the cumulative effect of the foregoing factors, we had a net loss attributable to the Company of $3.6 million for the year ended December 31, 2019, as compared to net income of $1.7 million for the year ended December 31, 2018.

Comparison of Years Ended December 31, 2018 and 2017

The following table sets forth key components of our results of operations for fiscal years ended December 31, 2018 and 2017, both in dollars and as a percentage of our revenue.

	For the Year Ended
	December 31, 2018		December 31, 2017
	Amount	% of Revenue	Amount	% of Revenue
Revenue	$20,578,340	100.00%	$18,189,274	100.00%
Costs of revenue	10,924,246	53.09%	9,867,508	54.25%
Gross profit	9,654,094	46.91%	8,321,766	45.75%
Administrative expenses	(4,299,820)	(20.89)%	(3,621,570)	(19.91)%
Research and development expenses	(4,756,088)	(23.11)%	(4,031,313)	(22.16)%
Selling expenses	(429,362)	(2.09)%	(1,119,586)	(6.16)%
Income (Loss) from operations	168,824	0.82%	(450,703)	(2.48)%
Subsidy income	556,187	2.70%	476,517	2.62%
Other income (loss), net	400,566	1.95%	281,556	1.55%
Interest income	36,381	0.18%	7,900	0.04%
Interest expense	(484,403)	(2.35)%	(450,024)	(2.47)%
Change in fair value of warrants liability	-	-	3,720	0.02%
Income (loss) before income taxes	677,555	3.29%	(131,034)	(0.72)%
Income tax benefit	1,201,231	5.84%	1,070,343	5.88%
Net Income	1,878,786	9.13%	939,309	5.16%
Less: net income attributable to non-controlling interest	(186,803)	(0.91)%	(80,704)	(0.44)%
Net income attributable to Company	$1,691,983	8.22%	$858,605	4.72%

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

In addition, we generated revenue from system maintenance service to our customers and rental income from leasing our office facilities to other third parties, which was categorized as “Revenue-Others.”

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

Administrative expenses. Our administrative expenses consist primarily of compensation and benefits for our general management, finance and administrative staff, professional consulting fees, audit fees, bad debt provision, depreciation of new software and other expenses incurred in connection with general operations. Our administrative expenses increased by $0.7 million, or 18.73%, to $4.3 million for the year ended December 31, 2018, from $3.6 million for the year ended December 31, 2017. As a percentage of revenue, administrative expenses increased to 20.89% for 2018, from 19.91% for 2017. Such increase was primarily due to the re-classification of foreign currency exchange gain (loss) caused by intercompany balances in 2018 from administrative expenses to other comprehensive income, resulting in an increase of $0.7 million, and an increase of $0.4 million of provision for doubtful accounts receivable.

Research and development expenses. Our research and development expenses consist primarily of personnel related expenses, as well as costs associated with new software and hardware development and enhancement. Our research and development expenses increased by $0.8 million, or 17.98%, to $4.8 million for the year ended December 31, 2018, from $4.0 million for the year ended December 31, 2017. Such increase was primarily due to increase in payroll and benefits for R&D staff, as a result of an increase in headcount, and the depreciation of software newly purchased in 2018, which software is used for the digital ads distribution and sharing platform servicing our customers to efficiently and cost effectively promote their branding. As a percentage of revenue, research and development expenses increased to 23.11% for 2018, from 22.16% in 2017.

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

Other (loss) income. Net other income for the year ended December 31, 2018 was approximately $0.4 million, compared to net other income of approximately $0.3 million in 2017. The net other income increase of $0.1 million was due to that the other income decreased by $0.3 million, offset by the decrease of $0.4 million in other loss. The decrease in other income was mainly attributed to the decrease in other income arising from write off of long-aged payables and collection of accounts receivable written off in prior years. The decrease in other loss was attributed to reassessment of prior years’ other taxes occurring in 2017.

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

Hardware Sales

Hardware revenues are generated primarily from the sale of Cloud-Application-Terminal based digital ads display terminals with integrated software essential to the functionality of the hardware to our customers (inclusive of related parties). Although manufacturing of the hardware has been outsourced to the Company’s Original Equipment Manufacturer (OEM) suppliers, the Company has acted as the principal of the contract. The Company recognized the hardware sales at the point of delivery. The Company has indicated that it may from time to time provide future unspecified software upgrades to the hardware products’ essential software, which is expected to be infrequent and, free of charge. Non-software services is mainly the one-time training session provided to the customer to familiarize them with the software operation upon the customer’s initial introduction to the software platform. The costs of providing infrequent software upgrade and training provided to the customer for familiarizing the software operations are de minimis. As a result, the Company does not allocate transaction price to software upgrade and customer training. Hardware sales are classified as “Revenue-Products” on the Company’s consolidated statements of operations.

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

As a result of the Company’s business transformation from a traditional IT business solution provider to a provider of integrated Cloud-Application-Terminal based products and services, system integration services have been phased out. the System Integration Service revenue was approximately 390,000 for the year ended December 31, 2017 and was zero in 2018 and 2019. The adoption of ASC 606 has no impact on the System Integration Service revenue.

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

Convertible Promissory Note

The Company determines the appropriate accounting treatment of its convertible debts in accordance with the terms in relation to conversion features. After considering the impact of such features, the Company may account for such instrument as a liability in its entirety, or separate the instrument into debt and equity components following the guidance described under ASC 815 Derivatives and Hedging and ASC 470 Debt. The debt discount, if any, together with related issuance cost are subsequently amortized as interest expense over the period from the issuance date to the earliest conversion date or stated redemption date. The Company presented the issuance cost of debt in the balance sheet as a direct deduction from the related debt.

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

B. Liquidity and Capital Resources

As of December 31, 2019, we had cash and cash equivalents of $1.5 million.

In previous years, with respect to private-sector customers, we generally provided for a payment term of 90 days. For certain strategic customers, we extended the payment term up to 120 days. Starting from 2015, we have implemented far more stringent cash collection policies than before. With our private-sector customers, we generally require 30% of cash down payment at the signing of a sales contract and the reminder 70% to be paid prior to product shipment.

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

Management performs ongoing credit evaluations, and we maintain an allowance for potential bad debt based upon our loss history and our aging analysis. We estimated that the amount of probable allowance for bad debt in existing accounts receivable was equal to the allowance for doubtful accounts of $7.2 million as of December 31, 2019 and $3.6 million at December 31, 2018. The following table describes the movement in the allowance for doubtful accounts during the year ended December 31, 2019.

Balance at January 1, 2019	$3,683,842
Increase in allowance for doubtful accounts	3,576,669
Foreign exchange difference	(47,867)
Balance at December 31, 2019	$7,212,644

The COVID-19 has had a material adverse impact on our operating results for the first quarter of 2020. However, we do not expect a significant impact on our operations and financial results in the long run unless the COVID-19 epidemic is not contained in the year of 2020. The epidemic in China is currently under control. Businesses around China have largely returned to normal since April 2020. The operations of our customers and our supply chain have been back to normal since most cities in China have lifted lockdown restrictions. With the additional injection of the approximately $1.9 million net proceeds raised in March 2020, we believe that we will have sufficient capital to maintain our operations for the next 12 months.

The following table summarizes the key cash flow components from our consolidated statements of cash flows for the periods indicated.

Cash Flows

	Years Ended December 31,
	2019	2018	2017
Net cash provided by (used in) operating activities	(1,682,104)	2,473,802	4,540,249
Net cash provided by (used in) investing activities	151,855	(4,066,939)	(3,775,219)
Net cash provided by (used in) financing activities	1,586,347	176,786	(485,486)
Effects of exchange rate changes on cash and cash equivalents	(189,692)	(191,197)	(771,111)
Net decrease in cash and cash equivalents	(133,594)	(1,607,548)	(491,567)
Cash and cash equivalents at beginning of the year	1,653,260	3,260,808	3,752,375
Cash and cash equivalents at end of the year	1,519,666	1,653,260	3,260,808

Operating Activities

Net cash used in operating activities was $1.7 million for the year ended December 31, 2019 and net cash provided by operating activities was $2.5 million for the year ended December 31, 2018. Net cash provided by operating activities was $4.5 million for the year ended December 31, 2017. As a result of the unfavorable macro environment and the slow-down of the out-of-home advertising industry in China, we had a net loss of $3.6 million in 2019, comparing to a net income of $ 1.9 million and $0.9 million in 2018 and 2017, respectively.

Investing Activities

Net cash provided by investing activities was $0.2 million for the year ended December 31, 2019, and net cash used in investing activities was $4.1 million for the year ended December 31, 2018. Net cash used in investing activities was $3.8 million for the year ended December 31, 2017. In 2018 and 2017, we increased the purchase of software and hardware equipment as a result of the business transformation and further expansion of our R&D capability. Net cash provided by investing activities in 2019 was mainly due to the collection of a loan receivable of $2.2 million.

Financing Activities

Net cash provided by financing activities was $1.6 million for the year ended December 31, 2019, mainly attributable to short-term bank borrowings receipts of $7.8 million and the receipts of $1.0 million net proceed from a convertible note financing, offset by $7.2 million in repayment of short-term loans. Net cash provided in financing activities was $0.2 million for the year ended December 31, 2018, mainly attributable to short-term bank borrowings receipts of $6.8 million and equity financing of $1.5 million, offset by $8.2 million in repayment of short-term loans. Net cash used in financing activities was $0.5 million for the year ended December 31, 2017 mainly attributable to short-term bank borrowings receipts of $8.9 million offset by $9.4 million in repayment of short-term loans.

Loan Facilities

As of December 31, 2019 and 2018, our loan facilities were as follows:

Short-term bank loans

	December 31,
	2019	2018
Secured short-term loans	$6,584,664	$6,082,574
Total short-term bank loans	$6,584,664	$6,082,574

Management’s Plans

Due to the unfavorable macro environment and the slowdown of the out-of-home advertising industry in China, the Company suffered a net loss of approximately $3.6 million for the year ended December 31, 2019, compared to a net income of approximately $1.9 million for the year ended December 31, 2018. The Company reported cash outflows from operations of approximately $1.7 million for the year ended December 31, 2019, compared to cash inflows from operations of $2.5 million for the year ended December 31, 2018. As of December 31, 2019, the Company had a working capital deficit of approximately $7.0 million, compared to a working capital of approximately $4.9 million as of December 31 2018. In March 2020, the Company consummated a financing transaction comprised of ordinary shares, convertible notes, and warrants with net proceeds of approximately $1.9 million. Both financing activities were to enrich the Company’s working capital.

The Company has successfully transformed its business model from providing IT software, hardware, and system integration services to the public sectors to offering cloud-based ecosystem solutions to the private sectors, and generated positive cash flows from operating activities in the last two years. In 2020, the management will continue to execute the existing business strategies with focuses on selection of quality customers, collection of accounts receivable, maintaining proper inventory level, and managing accounts payable to enhance operating cash flows. In addition, the Company will aggressively develop domestic and international markets to develop new customers. The Company successfully grew domestic market share reaching over 200 cities in 2019, and expects to achieve market expansion to around 300 cities in 2020. The Company has also advanced into international arena by forming a joint venture in Singapore, establishing a business relationship in Canada, and exploring opportunities in other geographical regions.

In addition, management believes we have the ability, if needed, to obtain additional credit lines from local banks to provide for capital needs for market expansions by using the title of its office facility as collateral. Management believes that our current cash and cash equivalents, anticipated cash flows from operations will sustain our operations and business expansion.

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

The following table provides the amount of our statutory general reserve, the amount of restricted net assets, consolidated net assets, and the amount of restricted net assets as a percentage of consolidated net assets, as of December 31, 2019 and 2018:

	December 31,
	2019	2018
PRC general reserve - restricted net assets	$14,044,269	$14,044,269
Consolidated net assets	$5,267,834	$8,256,891
Restricted net assets as percentage of consolidated net assets	266.60%	170.09%

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

As of December 31, 2019 and 2018, the breakdown of our cash and cash equivalents (including restricted cash) was as follows:

	December 31,
	2019	2018
Cash located outside of the PRC	$28,333	$4,616
Cash held by VIE and its subsidiaries	568,838	790,671
Cash held by other entities located in the PRC (except VIEs noted above)	922,495	857,973
	$1,519,666	$1,653,260

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

C. Research and Development, Patents and Licenses, Etc.

Our industry is characterized by extremely rapid technological change, evolving industry standards, and changing customer demands. These conditions require continuous expenditures on product research and development to enhance existing products, create new products, and avoid product obsolescence. See Item 3 “Key Information—D. Risk Factors—If we are unable to develop and offer competitive new products and services, our future operations could be adversely affected,” —“If we are unable to keep abreast with the rapid technological changes in our industry, demand for our products and services could decline and adversely affect our revenue and growth,” and —“Our technology may become obsolete, which could materially adversely affect our ability to sell our products and services.” For a detailed analysis of research and development costs, see Item 5.A. “Operating Results—Results of Operations—Research and development expenses”.

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

E. Off-Balance Sheet Arrangements

We do not have off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial position, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources that are material to an investment in our securities.

F. Tabular Disclosure of Contractual Obligations

The table below shows our material contractual obligations as of December 31, 2019.

	Payments Due by Period
		Less than			More than
Contractual Obligations	Total	1 year	1-3 years	3-5 years	5 years
Short-term bank loans	6,584,664	6,584,664	-	-	-
Total	$6,584,664	6,584,664	-	-	-

G. Safe Harbor

See “Introductory Notes—Forward-Looking Information.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information regarding our directors and senior management, as well as employees upon whose work we are dependent, as of the date of this annual report.

NAME	AGE	POSITION
Jianghuai Lin	51	Chairman of the Board, Chief Executive Officer
Zhiqiang Zhao	49	Director, President and Interim Chief Financial Officer
Zhixiong Huang	51	Chief Operating Officer
Guangzeng Chen	41	Chief Technology Officer and Chief Product Officer
Yunsen Huang	74	Director
Yong Jiang	46	Director
Remington C.H. Hu	54	Director

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

Mr. Zhiqiang Zhao. Mr. Zhao has been the President of the Company since August 2015, Interim Chief Financial Officer since October 2015, and a member of Board of Directors since June 19, 2012. Mr. Zhao has extensive experience in corporate operations and integrations, strategic planning, and human resource management. From March 2003 to March 2005, Mr. Zhao served as Supervisor of Human Resources for the Foxconn Technology Group. From April 2005 to July 2006, Mr. Zhao served as Administrative and Human Resource Director of iASPEC; and as Deputy General Manager of iASPEC from July 2006 to August 2010. From November 2010, Mr. Zhao began serving as the Chief Operating Officer and Vice President of TAOP. From August 2010, he was vice chairman of iASPEC. From July 2011, Mr. Zhao served as General Manager of ISIOT (former HPC Electronics (Shenzhen) Ltd.). Mr. Zhao holds a Bachelor’s Degree in Mechanical & Electrical Engineering from Inner Mongolia University.

Mr. Zhixiong Huang. Mr. Huang has been Chief Operating Officer of the Company since August 2015. Between July 2001 and March 2002, Mr. Huang served as the General Manager of product development of Shenzhen Runsheng Information Systems Company Ltd., and was responsible for overseeing general operations. From September 2002 and October 2006, Mr. Huang served as the deputy general manager of iASPEC, where he supervised iASPEC’s research and development activities and consulted on various sophisticated technical issues. From January 2006 to September 2013, he served as TAOP’s Vice President, and was Chief Technology Officer from December 2008 and September 2013. Mr. Huang holds a Bachelor’s Degree in computer science from Hehai University in China, and has over twenty years of’ experience in information systems. Mr. Huang is currently a Director of the Shenzhen Computer Association, and an expert with the Shenzhen Expert Association and the Shenzhen Science and Technology Innovation Association.

Mr. Guangzeng Chen. Mr. Chen has served as Chief Technology Officer of the Company since December 1, 2015 and was Chief Product Officer since June 26, 2015. Mr. Chen joined the Company as Vice President of the Research & Development Division in March 2014. Prior to joining TAOP, Mr. Chen was a project manager at CoolPad Group Limited, a Shenzhen-based telecommunications equipment company that was one of the top ten smartphone manufacturing companies in China, from May 2011 to February 2014. Previously, Mr. Chen was the head of research and development at VideoHome, a Taiwanese multimedia appliance manufacturer and exporter, from June 2004 to May 2011. Mr. Chen graduated from Zhengzhou University with a Bachelor’s Degree in Computer Science.

Mr. Yunsen Huang. Mr. Huang has been a member of Board of Directors of the Company since June 19, 2012, and was a member of the Board of CITN from August 10, 2007 until completion of the corporate reorganization on October 31, 2012. Mr. Huang has been a Professor in the School of Information Engineering at Shenzhen University since September 1984. He has involved in many computer application projects, and received many awards, including a First Grade Award of Technology Advancement from Sichuan Province, a Second Grade Award of Technology Advancement from Guangdong Province, and a Third Grade Award of Technology Advancement from the Chemical Ministry. Mr. Huang has published eight books in the field of Networks and Multimedia Applications. In addition, Mr. Huang was a founder and the Chairman of International Software Development (Shenzhen) Co., Ltd, a jointing venture incorporated by IBM, East Asia Bank, and Shenzhen SDC Company, between 2001 and 2006. Currently, Mr. Huang is a Director of the Shenzhen Computer Academy, a Vice Director of the Guangdong Province Computer Academy, as well as Executive Director of China University Computer Basic Education Committee. Mr. Huang holds a Bachelor’s Degree in Electronics Engineering from Tsinghua University.

Dr. Yong Jiang. Dr. Jiang has been a member of Board of Directors of the Company since August 13, 2013. As a professor and supervisor for Ph. D candidates, Dr. Jiang has been the Vice Director of Division of Information Science & Technology and the Director of Network Center in the Graduate School at Shenzhen, Tsinghua University (GSST) since 2002. Dr. Jiang is a member of Association of Computing Machinery (ACM), the world’s largest educational and scientific computing society, and a member of China Computer Federation (CCF). He also serves as the Vice Chairman of Shenzhen Association of Chief Information Officer, and a committee member of Shenzhen Association of Experts. Dr. Jiang was majored in the research of next generation internet and computer network architecture, and has led more than 10 national-level scientific research programs, including programs from National Natural Science Foundation of China (NSFC), the National 863 Program, the pilot program from China Next Generation Internet (CNGI), and National Major Projects. Dr. Jiang graduated from the Department of Computer Science and Technology of Tsinghua University.

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

B. Compensation

In 2019, we paid an aggregate of $424,270 in cash compensation to our directors and senior management as a group. We do not set aside or accrue any amounts for pension, retirement or other benefits for our directors and senior management. However, we reimburse our directors for out-of-pocket expenses incurred in connection with their services in such capacity.

2016 Equity Incentive Plan

On May 9, 2016, the Board of Directors of the Company adopted the 2016 Equity Incentive Plan, or the 2016 Plan, pursuant to which the Company may offer up to five million ordinary shares as equity incentives to its directors, employees and consultants. Such number of shares is subject to adjustment in the event of certain reorganizations, mergers, combinations, recapitalizations, stock splits, stock dividends, or other change in the corporate structure of the Company affecting the shares issuable under the 2016 Plan. As of December 31, 2019, we have granted options to purchase an aggregate of approximately 3.7 million ordinary shares under the 2016 Plan.

The following paragraphs summarize the terms of our 2016 Plan:

Purpose. The purposes of the 2016 Plan are to promote the long-term growth and profitability of the Company and its Affiliates by stimulating the efforts of Employees, Directors and Consultants of the Company and its Affiliates who are selected to be participants, aligning the long-term interests of participants with those of shareholders, heightening the desire of participants to continue working toward and contributing to our success, attracting and retaining the best available personnel for positions of substantial responsibility, and generally providing additional incentive for them to promote the success of our business through the grant of Awards of or pertaining to our Ordinary Shares. The 2016 Plan permits the grant of ISOs, NSOs, Restricted Shares, Restricted Share Units, Share Appreciation Rights, Performance Units and Performance Shares as the Administrator may determine.

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

Transferability. Unless otherwise provided in the 2016 Plan or otherwise determined by the Administrator, an Award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the Participant, only by the Participant. However, the Administrator may, at or after the grant of an Award other than an ISO, provide that such Award may be transferred by the recipient to a “family member” (as defined in the 2016 Plan); provided, however, that any such transfer is without payment of any consideration whatsoever and that no transfer shall be valid unless first approved by the Administrator, acting in its sole discretion, and as required by our amended and restated Memorandum and Articles of Association. If the Administrator makes an Award transferable, such Award will contain such additional terms and conditions as the Administrator deems appropriate.

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

On May 27, 2016, the following directors and officers were granted options to purchase ordinary shares of the Company under the 2016 Plan:

●	Jianghuai Lin, options to purchase 300,000 ordinary shares

●	Zhiqiang Zhao, options to purchase 200,000 ordinary shares

●	Zhixiong Huang, options to purchase 200,000 ordinary shares

●	Guangzeng Chen, options to purchase 150,000 ordinary shares

The options are exercisable at the fair market value of the Company’s ordinary shares on the grant date May 27, 2016 ($1.21 per share) with 40% of the options vesting 18 months after the date of grant, 30% vesting 30 months after the date of grant and the remaining 30% vesting 42 months after the date of grant. On January 22, 2018, Messrs. Lin, Zhao, Huang and Chen exercised their options granted on May 27, 2016 on a cashless basis, and received 71,600, 47,734, 47,734 and 35,800 ordinary shares of the Company, respectively.

On May 17, 2017, Mr. Chen was granted options to purchase additional 240,000 ordinary shares of the Company under the 2016 Plan. The options are exercisable at the fair market value of the Company’s ordinary shares on the date of the grant ($0.99 per share) with 40% of the options vesting 12 months after the date of grant, 30% vesting 24 months after the date of grant and the remaining 30% vesting 36 months after the date of grant.

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

The purpose of our Compensation Committee discharge the responsibilities of the Company’s Board of Directors relating to compensation of the Company’s executives, to produce an annual report on executive compensation for inclusion in the Company’s proxy statement, if required, and to oversee and advise the Board on the adoption of policies that govern the Company’s compensation programs, including stock and benefit plans. Our chief executive officer may not be present at any Compensation Committee meeting during which his compensation is deliberated. The Compensation Committee is responsible for, among other things:

●	Reviewing and approving the compensation structure for corporate officers at the level of corporate vice president and above;

●	Overseeing an evaluation of the performance of the Company’s executive officers and approving the annual compensation, including salary, bonus, incentive and equity compensation, for the executive officers;

●	Reviewing and approving chief executive officer goals and objectives, evaluating chief executive officer performance in light of these corporate objectives, and setting chief executive officer compensation consistent with Company philosophy;

●	Making recommendations to the Board regarding the compensation of board members;

●	Reviewing and making recommendations concerning long-term incentive compensation plans, including the use of equity-based plans. Except as otherwise delegated by the Board of Directors, the Compensation Committee will act on behalf of the Board of Directors as the “Committee” established to administer equity-based and employee benefit plans, and as such will discharge any responsibilities imposed on the Compensation Committee under those plans, including making and authorizing grants, in accordance with the terms of those plans.

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

The Governance and Nominating Committee is responsible for, among other things:

●	identifying and recommending to the Board nominees for election or re-election of the Board, or for appointment to fill any vacancy;

●	reviewing annually with the Board the current composition of the Board in light of the characteristics of independence, age, skills, experience and availability of service to us;

●	identifying and recommending to the Board the directors to serve as members of the Board’s committees; and

●	monitoring compliance with our code of ethics.

The procedures by which stockholders may recommend nominees have not changed materially since last year’s proxy statement.

D. Employees

As of December 31, 2019, we had approximately 78 full-time employees. The following table illustrates the allocation of these employees among the various job functions conducted at our company.

Department	Number of Employees
Software Development	29
Sales & Marketing	12
Administration & Human Resources	6
Operation	16
Finance and Accounting	10
Management	5
TOTAL	78

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

E. Share Ownership

The following table sets forth information regarding beneficial ownership of each class of our voting securities as of June 8, 2020 (i) by each person who is known by us to beneficially own 5% or more of each class of our voting securities; (ii) by each of our officers and directors; and (iii) by all of our officers and directors as a group. Unless otherwise specified, the address of each of the persons set forth below is in care of the Company, 21st Floor, Everbright Bank Building, Zhuzilin, Shenzhen 518040, China.

Name and Address of Beneficial Owner	Office, If Any	Title of Class	Amount and Nature of Beneficial Ownership(1)		Percent of Class(2)
Officers and Directors
Jianghuai Lin	Chairman and CEO	Ordinary Shares	17,638,134	(3)	40.0%
Zhiqiang Zhao	Director, President and Interim Chief Financial Officer	Ordinary Shares	270,901	(4)	*
Zhixiong Huang	Chief Operating Officer	Ordinary Shares	218,876	(5)	*
Guangzeng Chen	Chief Technology Officer and Chief Product Officer	Ordinary Shares	370,800	(6)	*
Yunsen Huang	Director	Ordinary Shares	-		*
Yong Jiang	Director	Ordinary Shares	-		*
Remington C.H. Hu	Director	Ordinary Shares	-		*
All officers and directors as a group (7 persons named above)		Ordinary Shares	18,498,711		41.4%
5% Security Holders
Jianghuai Lin		Ordinary Shares	17,638,134		40.0%

* Less than 1%

(1)	Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to our ordinary shares.

(2)	As of June 8, 2020, a total of 43,934,449 ordinary shares are considered to be outstanding pursuant to SEC Rule 13d-3(d)(1). For each Beneficial Owner above, any securities that are exercisable or convertible within 60 days have been included in the denominator.
(3)	Includes 180,000 ordinary shares underlying options that are vested within 60 days hereof.
(4)	Includes 120,000 ordinary shares underlying options that are vested within 60 days hereof.
(5)	Includes 120,000 ordinary shares underlying options that are vested within 60 days hereof.
(6)	Includes 330,000 ordinary shares underlying options that are vested within 60 days hereof.

None of our major shareholders have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to Item 6 “Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

The following includes a summary of transactions since January 1, 2017 between us and certain related persons. We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

●	Since May 2017, the Company entered into a series of contracts with Shenzhen Taoping and its affiliates for the sale of the Company’s Cloud-Application-Terminal based digital ads display terminals, software and technical services. Shenzhen Taoping is a company controlled by Mr. Lin. These transactions have been fully approved by the board of directors of the Company. For the year ended December 31, 2019, 2018 and 2017, revenues from Shenzhen Taoping and its affiliates for sales of products were approximately $7.4 million, $9.3 million and $9.1 million, respectively. Accounts receivable from the foregoing related parties, net of allowance for doubtful accounts, as of December 31, 2019 and 2018 were approximately $12.5 million and $9.5 million, respectively. Advances received from the foregoing related parties were $140,938 and $51,183 as of December 31, 2019 and 2018, respectively.

●	On July 1, 2017, the Company entered into a lease agreement with Shenzhen Taoping and leased to Shenzhen Taoping the office space located at 18th Floor, Education and Technology Building, Zhuzilin, Futian District, Shenzhen City. The lease agreement has been renewed on July 1, 2019 and expires on June 30, 2022. For the years ended December 31, 2019, 2018 and 2017, the Company’s rental income from Shenzhen Taoping was approximately $61,000, $63,000 and $31,000, respectively.

●	iASPEC and Bocom have a total of $66,276 and $66,135 payable to Shenzhen Taoping, as of December 31 2019 and 2018, respectively, for certain consultation services provided by Shenzhen Taoping during 2018. The payables to Shenzhen Taoping are expected to be repaid in 2020. No consultation service was provided in 2019.

●	On September 7, 2018, the Company entered into a securities purchase agreement with certain investors, pursuant to which the inventors agreed to purchase an aggregate of 2,000,000 ordinary shares of the Company at a price of $1.50 per share for an aggregate of $3 million. Mr. Lin is one of the investors and purchased 500,000 shares in this transaction.

●	As of December 31, 2019, the Company recorded a total of $0.4 million loan due from Shenzhen Taoping, a nine-month short-term loan without interest and is expected to be fully repaid by September 2020.

●	As of December 31, 2019 and 2018, the Company recorded a total of $0.13 million and $1.0 million borrowings due to Shenzhen Taoping, respectively, which were payable on demand without interest.

See also Item 6 “Directors, Senior Management and Employees—B. Compensation.”

C. Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

We have appended consolidated financial statements filed as part of this annual report. See Item 18 “Financial Statements.”

Legal Proceedings

We may be subject to legal proceedings, investigations and claims incidental to the conduct of our business from time to time. We are currently subject to arbitration proceedings in China with customers pertaining to certain sales contracts, in which we were alleged to fail to provide the after-sale service for a traditional DPST project as a result of our business transformation. The Company estimates a possible loss ranging from approximately $0 to $300,000, if the arbitration proceedings are ruled against us.

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

The Circular of the SAFE on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, or SAFE Circular 19, was promulgated on March 30, 2015 and became effective on June 1, 2015. According to SAFE Circular 19, a foreign-invested enterprise may, according to its actual business needs, settle with a bank the portion of the foreign exchange capital in its capital account for which the relevant foreign exchange bureau has confirmed monetary contribution rights and interests (or for which the bank has registered the account-crediting of monetary contribution). For the time being, foreign-invested enterprises are allowed to settle 100% of their foreign exchange capitals on a discretionary basis; a foreign-invested enterprise shall truthfully use its capital for its own operational purposes within the scope of business; where an ordinary foreign-invested enterprise makes domestic equity investment with the amount of foreign exchanges settled, the invested enterprise shall first go through domestic re-investment registration and open a corresponding Account for Foreign Exchange Settlement Pending Payment with the foreign exchange bureau (bank) at the place of registration. The Circular of the SAFE on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, was promulgated and became effective on June 9, 2016. According to SAFE Circular 16, enterprises registered in PRC may also convert their foreign debts from foreign currency into Renminbi at the enterprise’s discretion. SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on self—discretionary basis, which applies to all enterprises registered in the PRC. SAFE Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope and may not be used for investments in securities or other investment with the exception of bank financial products that can guarantee the principal in the PRC unless otherwise specifically provided. Besides, the converted Renminbi shall not be used to make loans for related enterprises unless it is within the business scope or to build or to purchase any real estate that is not for the enterprise own use with the exception for the real estate enterprise.

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

On October 25, 2019, SAFE promulgated the Notice on Further Facilitating Cross-Board Trade and Investment, which became effective on the same date (except for Article 8.2 thereof). The notice removed restrictions on the capital equity investment in China by non-investment foreign-invested enterprises. In addition, restrictions on the use of funds for foreign exchange settlement of domestic accounts for the realization of assets have been removed and restrictions on the use and foreign exchange settlement of foreign investors’ security deposits have been relaxed. Eligible enterprises in the pilot areas are also allowed to use revenues under capital accounts, such as capital funds, foreign debts and overseas listing revenues for domestic payments without providing materials to the bank in advance for authenticity verification on an item by item basis, while the use of funds should be true, in compliance with applicable rules and conforming to the current capital revenue management regulations.

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

This discussion does not address all aspects of U.S. federal income taxation that may be relevant in light of particular circumstances, nor does it address the U.S. federal income tax consequences to persons who are subject to special rules under U.S. federal income tax law, including:

(a)	banks, insurance companies or other financial institutions;
(b)	persons subject to the alternative minimum tax;
(c)	tax-exempt organizations;
(d)	controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid United States federal income tax;
(e)	certain former citizens or long-term residents of the United States;
(f)	dealers in securities or currencies;
(g)	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;
●	persons that own, or are deemed to own, more than five percent of our capital stock;
●	holders who acquired our stock as compensation or pursuant to the exercise of a stock option; or
●	persons who hold our shares as a position in a hedging transaction, “straddle,” or other risk reduction transaction.

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

Foreign Account Tax Compliance

The Foreign Account Tax Compliance provisions of the Hiring Incentives to Restore Employment Act (generally referred to as “FATCA”), when applicable, will impose a U.S. federal withholding tax of 30% on payments of dividends on, and gross proceeds from dispositions of, our ordinary shares that are held through “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of certain interests in or accounts with those entities) have been satisfied or an exemption applies. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. U.S. Holders should consult their tax advisers regarding the effect, if any, of the FATCA provisions on their particular circumstances.

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

Interest Rate Risk

We deposit surplus funds with Chinese banks earning daily interest. We do not invest in any instruments for trading purposes. Most of our outstanding debt instruments carry fixed rates of interest. Our operations generally are not directly sensitive to fluctuations in interest rates. There was no long-term debt outstanding as of December 31, 2019 and 2018. A hypothetical 1.0% increase in the annual interest rates for all of our credit facilities under which we had outstanding borrowings at December 31, 2019 would increase net loss before income taxes by approximately $16,600, or less than 1% for the year ended December 31, 2019. Management monitors the banks’ prime rates in conjunction with our cash requirements to determine the appropriate level of debt balances relative to other sources of funds. We have not entered into any hedging transactions in an effort to reduce our exposure to interest rate risk.

Foreign Exchange Risk

While our reporting currency is the U.S. dollar, substantially all of our consolidated revenues and consolidated costs and expenses are denominated in RMB. Substantially all of our assets are denominated in RMB except for cash. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between the U.S. dollar and the RMB. If the RMB depreciates against the U.S. dollar, the value of our RMB revenues, earnings and assets as expressed in our U.S. dollar financial statements will decline. Assets and liabilities are translated at exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and equity is translated at historical exchange rates. Any resulting translation adjustments are not included in determining net income but are included in determining other comprehensive income, a component of equity. An average appreciation (depreciation) of the RMB against the U.S. dollar of 5% would increase (decrease) our comprehensive income by $1.2 million based on our outstanding revenues, costs and expenses, assets and liabilities denominated in RMB as of December 31, 2019. As of December 31, 2019, our accumulated other comprehensive income was approximately $23 million. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

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

As required by Rule 13a-15(e), our management has carried out an evaluation, with the participation and under the supervision of our Chief Executive Officer, Mr. Jianghuai Lin and our Interim Chief Financial Officer, Mr. Zhiqiang Zhao, of the effectiveness of the design and operation of our disclosure controls and procedures, as of December 31, 2019. Based upon, and as of the date of this evaluation, Mr. Lin and Mr. Zhao, determined that, as of December 31, 2019, our disclosure controls and procedures were not effective due to the material weaknesses in our internal control over financial reporting, which are described below.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2019. In making this assessment, management used the framework set forth in the report entitled Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company’s internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Based on our assessment, as a result of the material weaknesses described below, we determined that, as of December 31, 2019, our internal control over financial reporting was not effective based on those criteria.

A material weakness is a deficiency or a combination of deficiencies in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual financial statements will not be prevented or detected in a timely basis.

As a result of our assessment, management identified the following control deficiencies that represent material weaknesses as of December 31, 2019: (1) we lack qualified technical resources in place to properly evaluate significant and complex transactions in accordance with U.S. GAAP, (2) we do not have sufficient systems and procedures in place to ensure effective supervision and monitoring of our annual financial statements preparation process, and (3) we do not maintain proper written documentation to support the terms of the advances to unrelated third parties and to assess the collectability and classification of those advances to unrelated third parties.

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

Our management does not believe that these material weaknesses had a material effect on our financial condition or results of operations or caused our financial statements as of and for the year ended December 31, 2019 to contain a material misstatement.

Attestation Report of the Registered Public Accounting Firm

Because the Company is a non-accelerated filer, this annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.

Changes in Internal Control Over Financial Reporting

Except as described above, there have been no changes in our internal control over financial reporting during the fiscal year ended December 31, 2019 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Remington C.H. Hu is an “audit committee financial expert” and that he is an “independent director” as defined by the rules and regulations of NASDAQ.

ITEM 16B.	CODE OF ETHICS

Our code of conduct and business ethics conforms to the rules and regulations of NASDAQ. The code of conduct and business ethics applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer, and addresses, among other things, honesty and ethical conduct, conflicts of interest, compliance with laws, regulations and policies, including disclosure requirements under the federal securities laws, confidentiality, trading on inside information, and reporting of violations of the code. A copy of conduct and business ethics has been filed as Exhibit 11.1 to the annual report on Form 20-F dated March 30, 2018. Our code of ethics is also posted on the corporate governance page of our website at www.taop.com. During the fiscal year ended December 31, 2019, there were no waivers of our code of ethics.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with services rendered by our principal external auditors for the periods indicated.

	Fiscal Year Ended December 31,
	2019	2018
Audit Fees	$269,819	$253,640
Tax Fees	25,000	23,570
TOTAL	$294,819	$277,210

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

NASDAQ Listing Rule 5615(a)(3) permits a foreign private issuer like us to follow home country practices in lieu of certain requirements of Listing Rule 5600, provided that such foreign private issuer discloses in its annual report filed with the SEC each requirement of Rule 5600 that it does not follow and describes the home country practice followed in lieu of such requirement. Our BVI counsel, Maples and Calder, has provided a letter to NASDAQ certifying that under BVI law, we are not required to seek shareholders’ approval of any issuance of securities in connection with a transaction other than a public offering where such transaction involves the issuance of securities representing more than 20% of our total outstanding ordinary shares. In 2015, we followed such home country practice with respect to the issuance of more than 20% of our total outstanding ordinary shares. In 2016, Maples and Calder provided a letter to NASDAQ certifying that under BVI law, we are not required to seek shareholders’ approval for the establishment of or any material amendments to our equity compensation plans. In 2016, we followed the home country practice with respect to our 2016 Plan by establishing it without seeking shareholder approval. In 2019, Maples and Calder provided a letter to NASDAQ certifying that under BVI law, we are not required to seek shareholders’ approval for the issuance of securities to external consultants. In 2019, we followed this home country practice with respect to the issuance of our securities to a consultant as compensation without seeking shareholder approval.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide our financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The full text of our audited consolidated financial statements begins on page F-1 of this annual report.

ITEM 19.	EXHIBITS

Exhibit No.	Description

1.1	Amended and Restated Memorandum and Articles of Association of the registrant (incorporated by reference to Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K furnished by the registrant on October 17, 2017)
2.1	Description of Rights of Ordinary Shares Registered Pursuant to Section 12 of the Exchange Act as of December 31, 2019
2.2	Form of Convertible Promissory Note (incorporated by reference to Exhibit 4.1 to the Report of Foreign Private Issuer on Form 6-K furnished by the registrant on March 30, 2020)
2.3	Form of Warrant (incorporated by reference to Exhibit 4.2 to the Report on Form 6-K furnished by the registrant on March 30, 2020)
4.1	Amended and Restated Management Services Agreement, dated as of December 13, 2009, among Information Security Technology (China) Co., Ltd., iASPEC Software Co., Ltd. and Jiang Huai Lin (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by CITN on December 17, 2009)
4.2	Guaranty, dated August 1, 2007, by Jiang Huai Lin and Jin Zhu Cai (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by CITN on August 6, 2007)
4.3	Purchase Option Agreement, dated August 1, 2007, among Information Security Technology (China) Co., Ltd., iASPEC Software Co., Ltd., Jiang Huai Lin and Jin Zhu Cai (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by CITN on August 6, 2007)
4.4	Form of Independent Director Agreement (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form F-4 filed by the registrant on June 21, 2012)
4.5	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form F-4 filed by the registrant on June 21, 2012)
4.6	Form of Stock Option Agreement (incorporated by reference to Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K furnished by the registrant on June 1, 2016)
8.1	List of the registrant’s subsidiaries (incorporated by reference to Exhibit 8.1 to the Annual Report on Form 20-F filed with the SEC on April 23, 2019)
11.1	Code of Conduct and Business Ethics, adopted on June 20, 2012 (incorporated by reference to Exhibit 11.1 to the Annual Report on Form 20-F filed on March 30, 2018)
12.1	Certifications of Chief Executive Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)
12.2	Certifications of Interim Chief Financial Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)
13.1	Certifications of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certifications of Interim Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent from UHY LLP, Independent Registered Public Accounting Firm
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: June 12, 2020	TAOPING INC.

/s/ Jianghuai Lin
Jianghuai Lin
Chief Executive Officer

TAOPING INC.

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Shareholders of Taoping Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Taoping Inc. and its subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of operations, comprehensive income (loss), changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

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

New York, New York

June 12, 2020

TAOPING INC.

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2019 AND 2018

	NOTES	December 31, 2019	December 31, 2018
ASSETS

CURRENT ASSETS
Cash and cash equivalents		$1,519,666	$1,653,260
Accounts receivable, net	2(e)	4,926,081	7,995,931
Accounts receivable-related parties, net	2(e)	8,733,263	9,545,453
Advances to suppliers	2(f)	1,064,901	504,002
Inventories, net	7	302,938	693,677
Loan receivable	13	-	2,180,655
loan receivable - related party	6(d)	397,041	-
Other current assets	12	2,087,946	6,304,722
TOTAL CURRENT ASSETS		19,031,836	28,877,700

Non-current accounts receivable, net	2(e)	1,648,109	1,078,777
Non-current accounts receivable-related parties, net	2(e)	3,793,949	-
Property, plant and equipment, net	8	11,835,516	11,599,416
Intangible assets, net	9	1,496	59,921
Other assets, non-current	12	4,304,640	-
TOTAL ASSETS		$40,615,546	$41,615,814

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Short-term bank loans	10	$6,584,664	$6,082,574
Accounts payable		12,586,696	11,700,763
Accounts payable-related parties	6(c)	65,276	66,135
Advances from customers		421,700	304,021
Advances from customers-related parties	6(a)	140,938	51,183
Amounts due to related parties	6(e)	129,139	1,005,307
Accrued payroll and benefits		193,912	243,976
Other payables and accrued expenses	15	4,897,672	4,247,391
Income tax payable		70,653	310,537
Convertible note payable, net of debt discounts	14	916,511	-
TOTAL CURRENT LIABILITIES		26,007,161	24,011,887
EQUITY
Ordinary shares, 2019 and 2018: par $0; authorized capital 100,000,000 shares; shares issued and outstanding, 2019: 42,000,163 shares; 2018: 41,760,163 shares;	17	126,257,156	126,146,996
Additional paid-in capital	17	16,461,333	15,782,904
Reserve	16	14,044,269	14,044,269
Accumulated deficit		(174,517,769)	(170,935,437)
Accumulated other comprehensive income		23,022,845	23,218,159
Total equity of the Company		5,267,834	8,256,891
Non-controlling interest		9,340,551	9,347,036
TOTAL EQUITY		14,608,385	17,603,927

TOTAL LIABILITIES AND EQUITY		$40,615,546	$41,615,814

The accompanying notes are an integral part of these consolidated financial statements

TAOPING INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

	NOTES	2019	2018	2017
Revenue – Products		$3,116,145	$6,546,016	$4,312,048
Revenue - Products-related parties	6(a)	7,352,236	9,373,272	9,103,222
Revenue – Software		2,246,497	3,037,912	3,441,582
Revenue – Software-related parties		-	45,400	-
Revenue – System integration		-	-	390,465
Revenue – Others		969,751	1,490,324	884,584
Revenue - Others-related parties	6(b)	106,674	85,416	57,373
TOTAL REVENUE		13,791,303	20,578,340	18,189,274

Cost – Products		6,448,965	9,808,837	8,973,539
Cost – Software		525,473	783,702	733,617
Cost – System integration		57,911	227,677	135,224
Cost – Others		156,743	104,030	25,128
TOTAL COST		7,189,092	10,924,246	9,867,508

GROSS PROFIT		6,602,211	9,654,094	8,321,766

Administrative expenses		6,657,972	4,299,820	3,621,570
Research and development expenses		3,592,843	4,756,088	4,031,313
Selling expenses		523,557	429,362	1,119,586
(LOSS) INCOME FROM OPERATIONS		(4,172,161)	168,824	(450,703)

Subsidy income		431,555	556,187	476,517
Other income (loss), net		238,200	400,566	281,556
Interest income		133,517	36,381	7,900
Interest expense and debt discounts expense		(499,852)	(484,403)	(450,024)
Change in fair value of warrant liability	14	-	-	3,720

(Loss) income before income taxes		(3,868,741)	677,555	(131,034)

Income tax benefit	11	274,480	1,201,231	1,070,343
NET (LOSS) INCOME		(3,594,261)	1,878,786	939,309
Less: net (loss) income attributable to the non-controlling interest	3	11,929	(186,803)	(80,704)
NET (LOSS) INCOME ATTRIBUTABLE TO THE COMPANY		$(3,582,332)	$1,691,983	$858,605

(Loss) earnings per share - Basic and Diluted
Basic	5	$(0.09)	$0.04	$0.02
Diluted	5	$(0.09)	$0.04	$0.02
(LOSS) EARNINGS PER SHARE ATTRIBUTABLE TO THE COMPANY
Basic	5	$(0.09)	$0.04	$0.02
Diluted	5	$(0.09)	$0.04	$0.02

The accompanying notes are an integral part of these consolidated financial statements

TAOPING INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

	2019	2018	2017
Net (loss) income	$(3,594,261)	$1,878,786	$939,309
Other comprehensive (loss)income:
Foreign currency translation (loss) gain	(189,873)	(957,379)	166,625
Comprehensive (loss) income	(3,784,134)	921,407	1,105,934
Comprehensive (loss) income attributable to the non- controlling interest	6,485	(213,031)	(39,920)
Comprehensive (loss) income attributable to the Company	$(3,777,649)	$708,376	$1,066,014

The accompanying notes are an integral part of these consolidated financial statements

TAOPING INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

								Accumulated
					Additional			other	Non
	Ordinary shares		Treasury Shares		Paid-in		Accumulated	comprehensive	controlling
	Shares	Amount	Shares	Amount	Capital	Reserve	deficit	income	interest	Total
BALANCE AS AT JANUARY 1, 2017	41,633,607	$426,744	(1,402,448)	$(7,117,500)	$145,742,163	$13,812,095	$(173,149,696)	$23,994,357	$9,094,085	$12,802,248
Cancellation of treasury stock(Note 17)	(1,402,448)	(14,024)	1,402,448	7,117,500	(6,999,321)	-	(104,155)	-	-	-
Stock-based payment for consulting fee	-	-	-	-	121,903	-	-	-	-	121,903
Resolution of no par value (Note 17)	-	123,537,824	-	-	(123,537,824)	-	-	-	-	-
Net income for the year	-	-	-	-	-	-	858,605	-	80,704	939,309
Foreign currency translation gain (loss)	-	-	-	-	-	-	-	207,409	(40,784)	166,625
Employee Stock Incentive- stock option (Note 17)	-	-	-	-	487,407	-	-	-	-	487,407
BALANCE AS AT DECEMBER 31, 2017	40,231,159	$123,950,544	-	$-	$15,814,328	$13,812,095	$(172,395,246)	$24,201,766	$9,134,005	$14,517,492
Exercise of the stock options for consulting services (Note 17)	50,000	70,268	-	-	(23,768)	-	-	-	-	46,500
Issued common stock as a result of exercising stock options by employees (Note 17)	479,004	626,184	-	-	(626,184)	-	-	-	-	-
Issued common stock in connection with the private placement (Note 17)	1,000,000	1,500,000	-	-	-	-	-	-	-	1,500,000
Allocation to reserve	-	-	-	-	-	232,174	(232,174)	-	-	-
Stock-based payment for consulting fee (Note 17)	-	-	-	-	33,899	-	-	-	-	33,899
Employee Stock Incentive-stock option (Note 17)	-	-	-	-	584,629	-	-	-	-	584,629
Net income for the year	-	-	-	-	-	-	1,691,983	-	186,803	1,878,786
Foreign currency translation (loss) gain	-	-	-	-	-	-	-	(983,607)	26,228	(957,379)
BALANCE AS AT DECEMBER 31, 2018	41,760,163	$126,146,996	-	$-	$15,782,904	$14,044,269	$(170,935,437)	$23,218,159	$9,347,036	$17,603,927
Shares issued for service	240,000	110,160	-	-	-	-	-	-	-	110,160
Non-employee Stock options and warrants issued for service	-	-	-	-	59,462	-	-	-	-	59,462
Beneficial conversion feature on convertible note (Note 14)	-	-	-	-	113,526	-	-	-	-	113,526
Issuance of detachable warrant along with convertible note (Note 14)	-	-	-	-	11,126	-	-	-	-	11,126
Net loss for the year	-	-	-	-	-	-	(3,582,332)	-	(11,929)	(3,594,261)
Foreign currency translation (loss) gain	-	-	-	-	-	-	-	(195,314)	5,444	(189,870)
Employee Stock Incentive- stock option (Note 17)	-	-	-	-	494,315	-	-	-	-	494,315
BALANCE AS AT DECEMBER 31, 2019	42,000,163	$126,257,156	-	-	$16,461,333	$14,044,269	$(174,517,769)	$23,022,845	$9,340,551	$14,608,385

The accompanying notes are an integral part of these consolidated financial statements

TAOPING INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

	2019	2018	2017
OPERATING ACTIVITIES
Net (loss) income	$(3,594,261)	$1,878,786	$939,309
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Provision for losses on accounts receivable and other current assets	3,628,544	830,266	422,388
Provision for obsolete inventories	115,191	30,403	176,570
Depreciation	2,842,787	2,940,387	2,036,438
Amortization of intangible assets	58,164	734,150	820,468
Amortization of convertible note discount	46,165	-	-
Loss (gain) on sale of property and equipment and land use rights	-	4,243	(7,845)
Loss from disposal of inventories	62,732	189,861	138,316
Stock-based payments for consulting services	86,326	43,788	96,313
Stock-based compensation	494,316	584,629	487,407
Gain from write-off of long aged payables	-	(278,099)	(678,012)
Impairment of long-term investments	-	45,400	-
Change in fair value of warrants liability	-	-	(3,720)
Changes in operating assets and liabilities:
Accounts receivable	923,873	(5,156,120)	(2,145,097)
Accounts receivable from related parties	(5,262,357)	(5,137,222)	(4,694,068)
Inventories	207,233	(320,267)	652,921
Increase in other non-current assets	(4,343,311)	-	-
Other receivables and prepaid expenses	4,385,133	2,497,105	6,962,862
Advances to suppliers	(598,082)	1,123,765	(1,423,441)
Amounts due to/from related parties	(870,859)	(118,771)	-
Other payables and accrued expenses	663,584	652,149	1,497,312
Advances from customers	122,720	38,951	(1,442,928)
Advances from customers from related parties	91,233	(939,957)	2,111,157
Accounts payable and bills payable	(503,267)	3,963,341	(239,628)
Accounts payable from related party	-	68,845	-
Income tax payable	(237,968)	(1,201,831)	(1,166,473)

Net cash (used in) provided by operating activities	(1,682,104)	2,473,802	4,540,249

INVESTING ACTIVITIES
Proceeds from sale of property and equipment	133	577	7,845
Purchases of property and equipment	(1,619,325)	(1,797,510)	(3,783,064)
Disbursement of loan receivable - related party	(400,608)	-	-
Proceeds(disbursement) of Loan receivable	2,171,655	(2,270,006)	-
Net cash provided by (used in) investing activities	151,855	(4,066,939)	(3,775,219)

FINANCING ACTIVITIES

Proceeds from borrowings under short-term loans	7,817,959	6,810,017	8,880,840
Proceeds from exercise of consultants stock options	-	44,843	-
Proceeds from issuance of convertible note, net of debt issuance costs	1,000,000	-	-
Proceeds from issuance of ordinary shares in connection with private placement	-	1,500,000	-
Repayment of short-term loans	(7,231,612)	(8,178,074)	(9,366,326)
Net cash provided by (used in) financing activities	1,586,347	176,786	(485,486)

Effect of exchange rate changes on cash and cash equivalents	(189,692)	(191,197)	(771,111)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(133,594)	(1,607,548)	(491,567)

CASH AND CASH EQUIVALENTS, BEGINNING	1,653,260	3,260,808	3,752,375
CASH AND CASH EQUIVALENTS, ENDING	$1,519,666	$1,653,260	$3,260,808

Supplemental disclosure of cash flow information:
Cash paid during the year
Income taxes	$-	$600	$3,057
Interest	$445,582	$484,403	$450,024

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

In 2019, the Company issued 240,000 ordinary shares as compensation of approximately $110,000 to a consultant’s service.

In 2019, the Company issued an individual investor warrant to purchase 160,000 shares of the Company’s ordinary share in connection with the issuance of a $1.04 million convertible promissory note.

In 2019, the Company issued warrant to purchase 150,000 shares of the Company’s ordinary shares as compensation of approximately $58,000 to a consultant’s service.

In 2019, purchase of software and equipment in an amount of approximately $1.6 million was made by an increase in accounts payable.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

1. ORGANIZATION, PRINCIPAL ACTIVITIES AND MANAGEMENT’S PLANS

Taoping Inc. (f/k/a China Information Technology, Inc.), together with its subsidiaries (the “Company” or “TAOP”), is a leading provider of cloud-app technologies for Smart City IoT platforms, digital advertising delivery, and other internet-based information distribution systems in China. Our Internet ecosystem enables all participants of the new media community to efficiently promote branding, disseminate information, and exchange resources. In addition, we provide a broad portfolio of software, hardware with fully integrated solutions, including information technology infrastructure, Internet-enabled display technologies, and IoT platforms to customers in government, education, residential community management, media, transportation, and other private sectors. In May 2018, we changed our corporate name from “China Information Technology Inc.” to “Taoping Inc.”, to more accurately reflect our current business operations in the new media and IoT industries. As listed in the table below, these services are provided through the Company’s wholly-owned People’s Republic of China (PRC) subsidiaries, Information Security Technology International Co., Ltd. (“IST”), TopCloud Software Co., Ltd., (“TopCloud”), and Information Security IoT Tech. Co., Ltd. (“ISIOT ), and through the Company’s variable interest entities (“VIE”), iASPEC Technology Group Co., Ltd. (“iASPEC”) and its subsidiaries, iASPEC Bocom IoT Technology Co. Ltd. (“Bocom”), and Shenzhen Biznest Internet Tech. Co., Ltd. (“Biznest”), and the Company’s wholly-owned Hong Kong subsidiary Information Security Tech. International Co. Ltd. (“IST HK”).

		December 31,	December 31,	December 31,
	Subsidiaries/	2019	2018	2017
Entities	VIE	% owned	% owned	% owned	Location
Taoping Inc.					British Virgin Islands
Taoping Holdings Limited (THL)	Subsidiary	100%	100%	100%	British Virgin Islands
Information Security Tech. International Co., Ltd. (IST HK)	Subsidiary	100%	100%	100%	Hong Kong, China
Information Security Tech. (China) Co., Ltd. (IST)	Subsidiary	100%	100%	100%	Shenzhen, China
TopCloud Software (China) Co., Ltd. (TopCloud)	Subsidiary	100%	100%	100%	Shenzhen, China
Information Security IoT Tech. Co., Ltd. (ISIOT)	Subsidiary	100%	100%	100%	Shenzhen, China
iASPEC Technology Group Co., Ltd. (iASPEC)	VIE	100%	100%	100%	Shenzhen, China
Biznest Internet Tech. Co., Ltd. (Biznest)	VIE subsidiary	100%	100%	100%	Shenzhen, China
iASPEC Bocom IoT Tech. Co., Ltd. (Bocom)	VIE subsidiary	100%	100%	100%	Shenzhen, China
Shenzhen Taoping Internet Tech. Co., Ltd.	VIE subsidiary	0%	0%	100%	Shenzhen, China

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

Strategic Shift and Business Transformation

In early 2013, the Company made a strategic decision to transform its business from servicing the public sector to focusing on the private sector. Leveraging the experience and expertise in handling large-scale IT projects for the public sector, the Company started investing in research and development to develop software products for the private sector. In 2014, continuing business transformation, the Company identified four core markets and provided cloud-based ecosystem solutions to new media, healthcare, education, and residential community management. In 2014, the Company predominately sold its cloud-based solutions to the Chinese new media industry. Starting from 2015, the Company further expanded the customer base of cloud-based solutions to education, government and residential community management and disposed of its equity ownerships in Wuda Geoinformatics Co., Ltd. and iASPEC Zhongtian Software Co., Ltd. In 2016, the Company grew its industry-specific integrated technology platform, resource exchange, and big data services to elevator IoT application for residential community customers. From May 2017, the Company has focused its business to provide products and services in Cloud-App-Terminal (CAT) and Internet of Things (IoT) technology based digital advertising distribution network and new media resource sharing platform in the Out-of-Home adverting market in China.

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

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

Amended and Restated MSA

The Amended and Restated MSA was entered into on December 13, 2009, by and among IST, iASPEC and iASPEC’s sole shareholder, Mr. Jianghuai Lin (“Mr. Lin”). Pursuant to the Amended and Restated MSA, IST will provide management and consulting services to iASPEC, under the following terms:

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

December 31, 2019

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

Going Concern and Management’s Plans

Due to the unfavorable macro-economic environment and the slowdown of the out-of-home advertising industry in China, the Company incurred a net loss of approximately $3.6 million for the year ended December 31, 2019, compared to a net income of approximately $1.9 million and $0.9 million for the years ended December 31, 2018 and 2017, respectively. The Company reported cash outflows from operations of approximately $1.7 million for the year ended December 31, 2019, compared to cash inflows from operations of $2.5 million for the years ended December 31, 2018. As of December 31, 2019, the Company had a working capital deficit of approximately $7.0 million, compared to a working capital of approximately $4.9 million as of December 31 2018. The Company had significant accumulated deficit of approximately $174.5 million and $170.9 million as of December 31, 2019 and 2018, respectively. In March 2020, the Company consummated a financing transaction comprising of ordinary shares, convertible notes, and warrants with net proceeds of approximately $1.9 million. Both financing activities were to enrich the Company’s working capital. In April 2020, the Company also successfully extended a short-term bank loan of approximately $3.8 million for additional one year.

The Company has successfully transformed its business model from providing IT software, hardware, and system integration services to the public sectors to offering cloud-based ecosystem solutions to the private sectors, and generated positive cash flows from operating activities in the last three years. In 2020, the management will continue to execute the existing business strategies with focuses on selection of quality customers, collection of accounts receivable, maintaining proper inventory level, and managing accounts payable to enhance operating cash flows. In addition, the Company will aggressively develop domestic and international markets to develop new customers. The Company successfully grew domestic market share reaching over 200 cities in 2019, and expects to achieve market expansion to around 300 cities in 2020. So far the Company has expanded to around 210 cities, and with the economic recovery in China and its established brand and market network, the Company is confidant to achieve the pre-set goal of 300 cities by the end of 2020. Moreover, with the increasing scale of the Taoping national network, the Company expects to increase its revenue stream of platform service in 2020. In addition, the Company has also advanced into international arena forming a joint venture in Singapore, establishing a business relationship in Canada, and exploring opportunities in other geographical regions. As of the date of this report, the Company has not yet made capital contribution to the joint venture, which will be made by installment and pursuant to specific capital needs of the joint venture With its well established “Taoping” brand, technology platform and industry reputation, the Company believes it has the ability to raise needed capital to support the Company’s operations and business expansions.

If the Company’s business strategies are not successful in addressing its current financial concerns, additional capital raise from issuing equity security or debt instrument or additional loan facility may occur to support required cash flows. However, the Company can make no assurances that financing will be available for the amounts we need, or on terms commercially acceptable to us, if at all. If one or all of these events do not occur or subsequent capital raise was insufficient to bridge financial and liquidity shortfall, substantial doubt exists about the Company’s ability to continue as a going concern. The consolidated financial statements have been prepared assuming that the Company will continue as a going concern and, accordingly, do not include any adjustments that might result from the outcome of this uncertainty.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Consolidation

The consolidated financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles. The consolidated financial statements include the accounts of the Company, its subsidiaries, and its VIE and VIE subsidiaries for which the Company is the primary beneficiary. All significant intercompany accounts and transactions have been eliminated in consolidation.

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. The Company’s significant estimates include its accounts receivable, fair value of stock options and warrants, valuation allowance of deferred tax assets, and other intangible assets. Management makes these estimates using the best information available at the time the estimates are made; however actual results could differ from those estimates.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

(c) Economic, pandemic, and Political Risks

All the Company’s revenue-generating operations are conducted in the PRC. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic, public health, and legal environments in the PRC, and by the general state of the PRC economy. The Company’s operations in the PRC are subject to special considerations and significant risks that are not typically pertaining to the companies in North America and Western Europe. These include risks associated with, among others, the political, economic, public health, and legal environments and foreign currency exchange. The Company’s financial results may be adversely affected by changes in the political, public health, and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, fiscal and monetary policies, anti-inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation.

(d) Cash and Cash Equivalents

The Company considers all highly liquid investments purchased and cash deposits with financial institutions with original maturities of three months or less to be cash equivalents. The Company had no cash equivalents as of December 31, 2019 or 2018.

The Company maintains its cash accounts at credit worthy financial institutions and closely monitors the movements of its cash positions. As of December 31, 2019 and 2018, approximately $1.5 million and $1.6 million of cash, respectively, was held in bank accounts in the PRC.

(e) Accounts Receivable, Accounts Receivable –related parties, and Concentration of Risk

Accounts receivable are recognized and carried at invoiced amount less an allowance for any uncollectible accounts, if any. The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The Company reviews the collectability of its receivables on a regular and ongoing basis. After all attempts to collect a receivable have failed, the receivable is written off against the allowance.

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

Since May 2017, the Company entered into a series of contracts with Shenzhen Taoping New Media, Co., Ltd. (“Shenzhen Taoping”) and its affiliates for the sale of the Company’s Cloud-Application-Terminal based digital ads display terminals, software and technical services. Shenzhen Taoping is a company controlled by Mr. Jianghuai Lin, the Chief Executive Officer of the Company.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

Accounts receivable as at December 31, 2019 and 2018 are as follows:

	December 31, 2019	December 31, 2018
Accounts Receivable	$9,611,788	$11,437,581
Allowance for doubtful accounts	(4,685,707)	(3,441,650)
Accounts Receivable, net	$4,926,081	$7,995,931
Accounts Receivable - related parties	$10,862,238	$9,787,645
Allowance for doubtful accounts	(2,128,975)	(242,192)
Accounts Receivable - related parties, net	$8,733,263	$9,545,453
Non-current Accounts Receivable	$1,804,189	$1,078,777
Non-current Allowance for doubtful accounts	(156,080)	-
Non-current Accounts Receivable, net	$1,648,109	$1,078,777
Non-current Accounts Receivable - related parties	$4,035,831	$-
Non-current Allowance for doubtful accounts - related parties	(241,882)	-
Non-current Accounts Receivable - related parties, net	$3,793,949	$-

The allowance for doubtful accounts at December 31, 2019 and 2018, totaled approximately $7.2 million and $3.7 million, respectively, representing management’s best estimate. The following table describes the movements in the allowance for doubtful accounts during the years ended December 31, 2019 and 2018.

Balance at January 1, 2018	$2,981,705
Increase in allowance for doubtful accounts	862,644
Foreign exchange difference	(160,507)
Balance at December 31, 2018	$3,683,842
Increase in allowance for doubtful accounts	3,576,669
Foreign exchange difference	(47,867)
Balance at December 31, 2019	$7,212,644

(f) Advances to Suppliers

Advances to suppliers represent cash deposits for the purchase of inventory items from suppliers.

(g) Advances from Customers and Related Parties

Advances from customers and related parties represent cash received from customers and related parties as advance payments for the purchases of the Company’s products and services.

(h) Fair Value and Fair Value Measurement of Financial Instruments

Management has estimated that carrying amounts reported in the consolidated balance sheets for cash, accounts receivable, accounts receivable – related party, advances to suppliers, loan receivable - related party, other current assets, accounts payable, other payables and accrued expenses, income taxes payable, convertible note payable, net, and due to related parties approximate their fair market value based on the short-term maturity of these instruments.

(i) Fair Value Accounting

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

December 31, 2019

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
December 31, 2017
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

The table below reflects the components effecting the change in fair value for the year ended December 31, 2017:

	Level 3 Liabilities
	For the Year Ended December 31, 2017
	January 1,		Change in Fair	December 31,
	2017	Settlements	Value	2017
Warrants liability (see Note 14)	$3,720	$-	$(3,720)	$-

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

(j) Inventories

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

(k) Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated amortization and depreciation. Amortization and depreciation is provided over the assets’ estimated useful lives, using the straight-line method. Estimated useful lives of property, plant and equipment are as follows:

Office buildings	20-50 years
Plant and machinery	3-20 years
Electronics equipment, furniture and fixtures	3-5 years
Motor vehicles	5 years
Purchased software	5 years

Maintenance and repairs costs are expensed as incurred, whereas significant renewals and betterments are capitalized.

(l) Intangible assets

Intangible assets represent technology, and software development costs and trademarks capitalized by the Company’s subsidiaries.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

Intangible assets are stated at acquisition fair value or cost less accumulated amortization, and amortized using the straight-line method over the following estimated useful lives:

Software development costs	3-5 years
Trademarks	5 years

(m) Convertible promissory note

The Company determines the appropriate accounting treatment of its convertible debts in accordance with the terms in relation to conversion features. After considering the impact of such features, the Company may account for such instrument as a liability in its entirety, or separate the instrument into debt and equity components following the guidance described under ASC 815 Derivatives and Hedging and ASC 470 Debt. The debt discount, if any, together with related issuance cost are subsequently amortized as interest expense over the period from the issuance date to the earliest conversion date or stated redemption date .The Company presented the issuance cost of debt in the balance sheet as a direct deduction from the related debt.

(n) Impairment of Long-Lived Assets

Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. It is reasonably possible that these assets could become impaired as a result of technology or other industry changes. Recoverability of assets to be held and used is determined by comparing their carrying amount with their expected future net undiscounted future cash flows from the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by how much the carrying amount exceeds the fair value of the assets. There were no impairment charges for the years ended December 31, 2019, 2018 and 2017. Assets held for disposal, if any, are reported at the lower of the carrying amount or fair value less costs to sell.

(o) Derivative liability - Warrants

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

(p) Revenue Recognition

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

December 31, 2019

The Company generates its revenues primarily from three sources: (1) hardware sales, (2) software sales, and (3) system integration. Revenue is recognized when obligations under the terms of a contract with our customers are satisfied; and generally occurs upon delivery of the goods and services.

Hardware Sales

Hardware revenues are generated primarily from the sale of Cloud-Application-Terminal based digital ads display terminals with integrated software essential to the functionality of the hardware to our customers (inclusive of related parties). Although manufacturing of the hardware has been outsourced to the Company’s Original Equipment Manufacturer (OEM) suppliers, the Company has acted as the principal of the contract. The Company recognized the hardware sales at the point of delivery. The Company has indicated that it may from time to time provide future unspecified software upgrades to the hardware products’ essential software, which is expected to be infrequent and, free of charge. Non-software service is mainly the one-time training session provided to the customer to familiarize them with the software operation upon the customer’s initial introduction to the software platform. The costs of providing infrequent software upgrade and training provided to the customer for familiarizing the software operations are de minimis. As a result, the Company does not allocate transaction price to software upgrade and customer training. Hardware sales are classified as “Revenue-Products” on the Company’s consolidated statements of operations.

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

As a result of the Company’s business transformation from a traditional IT business solution provider to a provider of integrated Cloud-Application-Terminal based products and services, system integration services have been phased out. The System Integration Service revenue was approximately $390,000 for the year ended December 31, 2017 and was zero in 2018 and 2019. The adoption of ASC 606 has no impact on the System Integration Service revenue.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

Other Revenue

The Company also reports other revenue which comprises revenue generates from other hardware maintenance services, network maintenance services, rental income, and miscellaneous income.

On January 1, 2019, the Company adopted ASC 842 – Leases that requires lessor to identify the underlying assets and allocate rental income among considerations in lease and non-lease components. The adoption of the new lease accounting standard has no material impact on the Company’s consolidated financial statements for any periods prior to 2019. Therefore, prior period amounts are not adjusted. The Company owns two units of office space renting out to a third party and a related party under non-cancelable operating lease agreements with lease terms of six years starting from May 1, 2016 and three years starting from July 1, 2019, respectively. The lease agreements have fixed monthly rental payments, and no non-lease component or option for lessees to purchase the underlying assets. The Company collects monthly rental payments from the lessees, and has generated approximately $424,000 and $350,000 rental income for the periods ended December 31, 2019, and 2018, respectively.

Annual minimum lease payments to be received in the next 5 years:

2020	451,294
2021	470,764
2022	169,435
Total	1,091,493

Excluding rental income, revenue is recognized when performance obligations are satisfied upon competition of the services.

Contract balances

The Company records advances from customers when cash payments are received or due in advance of our performance. For the year ended December 31, 2019, 2018 and 2017, the Company recognized revenue of $335,000, $1,290,000 and $1,430,000, respectively, that was included in the advances from customers balance at the beginning of each reporting period.

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

(q) Treasury Stock

The Company repurchases its ordinary shares from time to time in the open market and holds such shares as treasury stock. The Company applies the “cost method” and presents the cost to repurchase such shares as a reduction in equity.

(r) Stock-based compensation

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

The Company adopted ASU 2018-07, Compensation-Stock Compensation (Topic: 718): Improvements to Nonemployee Share-Based Payment Accounting on January 1, 2019, to account for stock-based compensation to goods and services provided by the third parties. The fair value of the equity awards to nonemployee are measured on the grant day. Under this guidance, compensation cost related to nonemployee share options or similar equity instruments is recognized in the same period and in the same manner (i.e. capitalize or expense) the entity would if it paid cash for the goods or services.

The Company’s adoption of ASU 2018-07 has no material impact to the Company’s consolidated financial statements, nor requirement for cumulative adjustment in retained earnings or other components of equity or net assets.

During the year ended December 31, 2019, 2018, and 2017, the Company recognized approximately $580,000, $629,000 and $583,000, respectively, of stock-based compensation expense.

(s) Foreign Currency Translation

The functional currency of the US and BVI companies is the United States dollar. The functional currency of the Company’s Hong Kong subsidiaries is the Hong Kong dollar.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

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

The exchange rates adopted are as follows:

	December 31, 2019	December 31, 2018
Year-end RMB to US$ exchange rate	6.9692	6.8787
Average yearly RMB to US$ exchange rate	6.9072	6.6079

The average yearly RMB to US$ exchange rate adopted for the year ended December 31, 2017 was 6.7561.

No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at the rates used in translation.

(t) Research & Development Expenses

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

(v) Sales, use, other value-added taxes, and income taxes

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

December 31, 2019

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

(w) Discontinued Operations

The Company follows “ASU 2014-08, Presentation of Financial Statements (Topic 205) and Property, Plant and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity” for reporting discontinued operations. Under the revised standard, a discontinued operation must represent a strategic shift that has or will have a major effect on an entity’s operations and financial results. Examples could include a disposal of a major line of business, a major geographical area, a major equity method investment, or other major parts of an entity. The revised standard also allows an entity to have certain continuing cash flows or involvement with the component after the disposal. Additionally, the standard requires expanded disclosures about discontinued operations that will provide financial statement users with more information about the assets, liabilities, income, and expenses of discontinued operations.

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

(y) Reclassifications

Certain prior period amounts have been reclassified to be comparable to the current period presentation. This reclassification has no effect on previously reported net assets or net income (loss).

(z) Recent Accounting Pronouncements

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326). This new standard changes the impairment model for most financial assets and certain other instruments. Entities will be required to use a model that will result in the earlier recognition of allowances for losses for trade and other receivables, held-to-maturity debt securities, loans, and other instruments. For available-for-sale debt securities with unrealized losses, the losses will be recognized as allowances rather than as reductions in the amortized cost of the securities. The new standard is effective for annual periods, and for interim periods within those annual periods, beginning after December 15, 2019, with early adoption permitted. We are assessing the impact on our future consolidated financial statements

In August 2018, the FASB issued ASU 2018-13,” Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement.” “These amendments modify the disclosure requirements in Topic 820 as follows: Removals of the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy; the policy for timing of transfers between levels; the valuation processes for Level 3 fair value measurements; and for nonpublic entities, the changes in unrealized gains and losses for the period included in earnings for recurring Level 3 fair value measurements held at the end of the reporting period. Modifications in lieu of a rollforward for Level 3 fair value measurements, a nonpublic entity is required to disclose transfers into and out of Level 3 of the fair value hierarchy and purchases and issues of Level 3 assets and liabilities; For investments in certain entities that calculate net asset value, an entity is required to disclose the timing of liquidation of an investee’s assets and the date when restrictions from redemption might lapse only if the investee has communicated the timing to the entity or announced the timing publicly; and the amendments clarify that the measurement uncertainty disclosure is to communicate information about the uncertainty in measurement as of the reporting date. Additions, the changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period; and the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. For certain unobservable inputs, an entity may disclose other quantitative information (such as the median or arithmetic average) in lieu of the weighted average if the entity determines that other quantitative information would be a more reasonable and rational method to reflect the distribution of unobservable inputs used to develop Level 3 fair value measurements.” Amendments are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Adoption of ASU 2018-13 is not expected to have material impact on the consolidated financial statements.

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

In January 2020, the FASB issued ASU 2020-01, “Investments—Equity Securities (Topic 321), Investments—Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815)—Clarifying the Interactions between Topic 321, Topic 323, and Topic 815.” This ASU among other things clarifies that a company should consider observable transactions that require a company to either apply or discontinue the equity method of accounting under Topic 323, Investments—Equity Method and Joint Ventures, for the purposes of applying the measurement alternative in accordance with Topic 321 immediately before applying or upon discontinuing the equity method. The new ASU clarifies that, when determining the accounting for certain forward contracts and purchased options a company should not consider, whether upon settlement or exercise, if the underlying securities would be accounted for under the equity method or fair value option. For public companies, ASU No. 2020-01 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. Early application is permitted, including early adoption in an interim period for periods for which financial statements have not yet been issued. An entity should apply ASU No. 2020-01 prospectively at the beginning of the interim period that includes the adoption date. Adoption of ASU 2020-01 is not expected to have material impact on the consolidated financial statements.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

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

December 31, 2019

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

For the years ended December 31, 2019, 2018 and 2017, net loss of $11,929, net income of $186,803, and net income of $80,704, respectively, have been attributed to non-controlling interest in the consolidated statements of operations of the Company.

Government licenses, permits and certificates represent substantially all of the unrecognized revenue-producing assets held by the VIEs. Recognized revenue-producing assets held by the VIEs consist of property, plant and equipment, and intangible assets.

The VIE’s assets and liabilities were as follows as of December 31, 2019 and 2018:

	December 31, 2019	December 31, 2018
Total current assets	$17,854,356	$22,329,838
Other assets, non-current	4,304,640	-
Non-current accounts receivable, net	4,985,479	-
Property, plant and equipment	3,516,313	2,741,596
Intangible assets	-	46,079
Total assets	30,660,788	25,117,513
Intercompany payable to the WFOE	19,623,596	16,223,657
Total current liabilities	39,005,733	33,332,745
Total liabilities	39,005,733	33,332,745
Total equity	$(8,344,945)	$(8,215,232)

4. DISPOSALS OF CONSOLIDATED ENTITIES

After various re-organizations by the Company, HPC Electronics (China) Co., Limited (“HPC”) was no longer affiliating, serving, or controlling any of the Company’s subsidiaries, and it was dissolved on December 22, 2017. The dissolution of HPC did not result in any gain or loss the year ended December 31, 2017.

SZ iASPEC was dissolved on October 26, 2018.The dissolution of SZ iASPEC did not result in any gain or loss for the year ended December 31, 2018.

None of the above-referenced disposals in 2018 and 2017 qualified as discontinued operations as they do not individually or in the aggregate represent a strategic shift that has had a major impact on the Company’s operations or financial results.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

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

Components of basic and diluted earnings (loss) per share were as follows for the year ended December 31, 2019, 2018, and 2017:

	2019	2018	2017
Net (loss) income attributable to the Company	$(3,582,332)	$1,691,983	$858,605
Weighted average outstanding ordinary shares-Basic	41,788,437	40,859,626	40,231,159
-dilutive effect of stock options- employees	-	669,317	92,010
-dilutive effect of stock options- nonemployees	-	36,637	10,477
Weighted average outstanding ordinary shares- Diluted	41,788,437	41,565,580	40,333,646
(Loss) earnings per share:
Basic	$(0.09)	$0.04	$0.02
Diluted	$(0.09)	$0.04	$0.02

For the years ended December 31, 2019, 2018, and 2017, 0 shares, 705,954 shares, and 102,487 shares were included in the diluted earnings per share calculation, respectively. These incremental shares were added to denominator for the period that stock options were outstanding due to the average market price of the Company’s stock in the period exceeded the exercise prices of the stock options granted to the Company’s employees and various consultants. The incremental shares were computed under the treasury stock method. The EPS calculation excluded the if-converted shares from the convertible promissory note or exercised shares from detachable warrant associated with the convertible promissory note based on the Company’s recent stock prices, which were significantly below the stated convertible price and among other conversion prices of alternative conversions or exercise price of the warrant. Because the effect would be anti-dilutive, there were 1,781,400 stock options outstanding and warrants for the purchase of 310,000 shares that were not included in the computation of dilutive weighted average shares outstanding for the year ended December 31, 2019. Also, warrants for the purchase of 525,621 shares were not included in the calculations for the years ended December 31, 2018, 2017 as their effect would have been anti-dilutive.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

6. RELATED PARTY TRANSACTIONS

(a) Revenue – related party

Since May 2017, the Company has entered into a series of contracts with Shenzhen Taoping New Media Co., Ltd. (Shenzhen Taoping) and its affiliates for the sale of the Company’s Cloud-Application-Terminal based digital ads display terminals, software and technical services. Shenzhen Taoping is a related party company controlled by Mr. Lin, the Company’s Chairman and Chief Executive Officer. For the years ended December 31, 2019 and 2018, revenues from related parties for sales of products were approximately $7.4 million and $9.4 million, respectively. Accounts receivable from related parties, net of allowance for doubtful accounts, as of December 31, 2019 and 2018 were approximately $12.5 million and $9.5 million, respectively. Advances received from related parties were $140,938 and $51,183 as of December 31, 2019 and 2018, respectively.

(b) Other revenue – related parties

On July 1, 2017, the Company entered into a lease agreement with Shenzhen Taoping for leasing the Company’s office space located at 18th Floor, Education and Technology Building, Zhuzilin, Futian District, Shenzhen City which has been renewed on July 1, 2019 and expires on June 30, 2022. Shenzhen Taoping is a company controlled by Mr. Lin. For the years ended December 31, 2019, 2018 and 2017, the Company’s rental income from related party were approximately $61,000, $63,000 and $31,000, respectively. Other revenue generated from related parties also includes system maintenance service provided to Taoping affiliate customers, which was $44,621, $22,416 and $26,373, for the years ended December 31, 2019, 2018 and 2017, respectively.

(c) Services purchase – related party

iASPEC and Bocom each has a total of $65,276 and $66,135 payable to Shenzhen Taoping as of December 31, 2019 and 2018, respectively, for certain consultation service provided by Shenzhen Taoping during 2018. The balance will be paid off by the end of 2020. No consultation service was provided in 2019.

(d) Loan receivable – related party

As of December 31, 2019, the Company recorded a total of $0.4 million loan receivable from Shenzhen Taoping, which is for a nine-month short-term loan without interest and is expected to be fully repaid by September 2020.

(e) Amount due to related party

As of December 31, 2019 and 2018, the due to related party was $ 0.13 million and $ 1.0 million, respectively, which was borrowed from Shenzhen Taoping for working capital purpose. The due to related party was due on demand without interest.

7. INVENTORIES

As of December 31, 2019 and 2018, inventories consist of:

	December 31, 2019	December 31, 2018
Raw materials	$3,437	$3,482
Finished goods	453,634	628,439
Cost of projects	49,233	152,131
	$506,304	$784,052
Allowance for slow-moving or obsolete inventories	(203,366)	(90,375)
Inventories, net	$302,938	$693,677

For the year ended December 31, 2019, 2018, and 2017, impairments expense for obsolete inventories were approximately $115,000, $30,000 and $177,000, respectively.

8. PROPERTY, PLANT AND EQUIPMENT

As of December 31, 2019 and 2018, property, plant and equipment consist of:

	December 31,
	2019	2018
Office buildings	$4,822,303	$4,833,162
Electronic equipment, furniture and fixtures	5,029,249	4,385,548
Motor vehicles	242,265	225,101
Purchased software	15,538,161	13,321,814
	25,631,978	22,765,625
Less: accumulated depreciation	(13,796,462)	(11,166,209)
Property, plant and equipment, net	$11,835,516	$11,599,416

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

Depreciation expense for the year ended December 31, 2019, 2018, and 2017 were approximately $2.8 million, $2.9 million and $2.0 million, respectively.

Company’s office buildings, with net carry value of approximately $2.9 million, are used as collateral for its short-term bank loan.

9. INTANGIBLE ASSETS

As of December 31, 2019 and 2018, intangible assets consist of:

	Software and software
	development costs	Trademarks	Total
Gross carrying amounts Balance as of January 1, 2018	$4,315,870	943,645	5,259,515
Foreign currency translation	(232,327)	(50,797)	(283,124)
Balance as of December 31, 2018	4,083,543	892,848	4,976,391
Foreign currency translation	(53,061)	(11,603)	(64,664)
Balance as of December 31, 2019	4,030,482	881,245	4,911,727
Accumulated amortization Balance as of January 1, 2018	3,539,466	911,342	4,450,808
Amortization expense	716,744	17,406	734,150
Foreign currency translation	(218,746)	(49,742)	(268,488)
Balance as of December 31, 2018	4,037,464	879,006	4,916,470
Amortization expense	45,889	12,275	58,164
Foreign currency translation	(52,871)	(11,532)	(64,403)
Balance as of December 31, 2019	4,030,482	879,749	4,910,231
Intangible assets, net	$-	$1,496	$1,496

Amortization expense for the year ended December 31, 2019, 2018 and 2017 was approximately $0.06 million, $0.7 million and $0.8 million, respectively.

Estimated amortization for 2020 is $1,496, and intangible assets will be fully amortized in 2020.

10. BANK LOANS

	December 31, 2019	December 31, 2018
Secured short-term loans	$6,584,664	$6,082,574
Total short-term bank loans	$6,584,664	$6,082,574

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

Detailed information of secured short-term loan balances as of December 31, 2019 and 2018 were as follows:

	December 31, 2019	December 31, 2018
Collateralized by office buildings of IST and guaranteed by Mr. Lin and Biznest	$4,017,664	$4,361,310
Guaranteed by IST and guaranteed by iASPEC and guaranteed by Mr. Lin and Collateralized by ISIOT and Secured by ISTIL	1,985,874	1,721,264
Guaranteed by IST and guaranteed by Mr. Lin and guaranteed by DU YONG	258,278	-
Guaranteed by High-tech Investment Company(i) and Mr. Lin	322,848	-
Total	$6,584,664	$6,082,574

(i) High-tech Investment Company is an unrelated third party.

As of December 31, 2019, the Company had short-term bank loans of approximately $6.6 million, which mature on various dates from January 2, 2020 to October 17, 2020. The short-term bank loans can be extended for another year by the banks without additional charges to the Company upon maturity. The bank borrowings are in the form of credit facilities. Amounts available to the Company from the banks are based on the amount of collateral pledged or the amount guaranteed by the Company’s subsidiaries. These borrowings bear interest rates ranging from 5.66% to 9.00% per annum. The weighted average interest rates on short term debts were approximately 6.56%, 6.43% and 6.38% for the year ended December 31, 2019, 2018, and 2017, respectively. The interest expenses were approximately $0.5 million, $0.5 million, and $0.5 million, respectively, for the same periods, respectively.

11. INCOME TAXES

Pre-tax income (loss) from continuing operations for the year ended December 31, 2019, 2018, and 2017 were taxable in the following jurisdictions:

	2019	2018	2017
PRC	$(2,342,102)	$2,371,708	$1,081,102
Hong Kong	(38,574)	(28,177)	(3,630,749)
BVI	(1,488,065)	(1,665,976)	2,418,613
Total income (loss) before income taxes	$(3,868,741)	$677,555	$(131,034)

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

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

As of December 31, 2019, the Company has completed its accounting for the tax effects of the enactment of the Act. The Company has determined that the Act has no material tax impact to the Company’s consolidated financial statements and made no adjustment within the measurement period.

BVI

Under the current laws of the BVI, dividends and capital gains arising from the Company’s investments in the BVI and ordinary income, if any, are not subject to income taxes.

Hong Kong

Under the current laws of Hong Kong, IST HK is subject to a profit tax rate of 16.5% .

PRC

Income tax (benefit) expense from continuing operations consists of the following:

	2019	2018	2017
Current taxes	$(274,480)	$(1,201,231)	$(1,070,343)
Deferred taxes	-	-	-
Income tax (benefit)	$(274,480)	$(1,201,231)	$(1,070,343)

Current income tax (benefit) expense was recorded in 2019, 2018 and 2017 and was related to differences between the book and corporate income tax returns.

	2019	2018	2017
PRC statutory tax rate	25%	25%	25%
Computed expected income tax expense (benefit)	$(967,185)	$169,389	$(32,759)
Tax rate differential benefit from tax holiday	180,996	(246,999)	287,080
Permanent differences	(203,842)	(1,376,474)	(5,566,907)
Tax effect of deductible temporary differences not recognized	333,891	(170,685)	143,948
Non-deductible tax loss	381,660	423,538	4,098,295
Income tax (benefit)	$(274,480)	$(1,201,231)	$(1,070,343)

The significant components of deferred tax assets and deferred tax liabilities were as follows as of December 31, 2019 and 2018:

	December 31, 2019		December 31, 2018
	Deferred	Deferred	Deferred	Deferred
	Tax	Tax	Tax	Tax
	Assets	Liabilities	Assets	Liabilities
Allowance for doubtful accounts	$1,670,652	$-	$1,180,109	$-
Loss carry-forwards	2,326,787	-	1,953,067	-
Fixed assets	22,635	(243,517)	12,972	(240,659)
Inventory valuation	332,760	-	315,719	-
Salary payable	-	-	11,946	-
Long-term investments	5,381	-	5,452	-
Intangible assets	-	125,887	-	127,544
Gross deferred tax assets and liabilities	4,358,215	(117,630)	3,479,265	(113,115)

Valuation allowance	(4,240,585)	-	(3,366,150)	-
Total deferred tax assets and liabilities	$117,630	$(117,630)	$113,115	$(113,115)

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

The Company has net operating loss carry forwards totaling RMB95.5 million ($14.9 million) as of December 31, 2019, substantially all of which were from PRC subsidiaries and will expire on various dates through December 31, 2024. Valuation allowance for deferred tax asset was fully provided.

IST and Topcloud are all governed by the Income Tax Laws of the PRC. These companies are approved as being high-technology enterprises and subject to PRC enterprise income tax rate (“EIT”) at 15%. For Biznest, the income tax starts from the earning year, tax free for the first two years and 12.5% income tax rate for year 3-5.

The Company recognizes that virtually all tax positions in the PRC are not free of some degree of uncertainty due to tax law and policy changes by the State. However, the Company cannot reasonably quantify political risk factors and thus must depend on guidance issued by current State officials.

Based on all known facts, circumstances, and current tax law, the Company has recorded nil unrecognized tax benefits from year 2017 to 2019. The Company believes that there are no tax positions for which it is reasonably possible, based on current Chinese tax laws and policies, that the unrecognized tax benefits will significantly increase or decrease over the next 12 months, individually or in the aggregate, and have a material effect on the Company’s results of operations, financial condition or cash flows.

The Company’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. Any accrued interest or penalties associated with any unrecognized tax benefits were not significant for the year ended December 31, 2019, 2018, and 2017.

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

12. OTHER CURRENT AND NON-CURRENT ASSETS

(a) As of December 31, 2019 and 2018, other current assets consist of:

	December 31, 2019	December 31, 2018
Advances to unrelated-parties (ii)	$1,835,826	$3,223,897
Receivable from sale of the deposit of the land use right(i)	-	2,911,567
Advances to employees	64,777	65,258
Other current assets	187,343	104,000
	$2,087,946	$6,304,722

(i)	The Company planned to purchase land use rights in Dongguan City for expansion of operations in manufacturing and office building in 2010. Under the terms of the purchase agreement with Dongguan Fenggang Municipal Government (the “Local Government”), IST paid approximately $14.0 million (RMB 90.8 million) in total with the Local Government as security deposit for purchase of land use rights, which was refundable, if the Company was to terminate the agreement. In September 2016, the Company terminated the purchase agreement because of the shift of the Company’s business strategy and transformation of the Company’s business. The Company sold deposit receivable of approximately $13.0 million (RMB 90.2 million) without recourse to an unrelated party, Dongguan Dongyi Industrial Co., Ltd. (“Dongyi”), in a consideration of approximately $10.4 million (RMB 72.2 million) with an installment payment plan which ran through December 31, 2019. A total of approximately $10.4 million payment from Dongyi had been fully collected by December 31, 2019.

The transaction was governed by FASB ASC 860-20, Sales of Financial Assets. The Company recognized and recorded a loss of approximately $2.7 million from the sale in the consolidated statement of operations for the year ended December 31, 2016.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

(ii)	The advances to unrelated parties for business development, and are non-interest bearing and due on demand.

Included in the balance of advances to unrelated parties, $1.8 million was the amount due from one unrelated party, which consisted of $0.16 million interest receivables related to a loan agreement entered during 2018 (see Note 13) and $1.66 million advances for business development purposes which were non-interest bearing and due on demand. Subsequent to the year ended December 31, 2019, the Company has fully collected the balance from this unrelated party

(b)	As of December 31, 2019 and 2018, Other assets, non-current consist of:

	December 31, 2019	December 31, 2018
Other assets, non-current	4,304,640	-
	$4,304,640	$-

As of December 31, 2019, the Company also advanced RMB 30 million (USD $4.3 million) to a vendor, whom the Company has contracted to develop a vehicular IOT smart advertising display terminal (vehicular terminal) to interconnect to the Company’s new media advertising sharing platform expanding its advertising capability to people riding in motor vehicles. Total commitment of the funding was RMB 30 million (USD $4.3 million). According to the contract, the vendor is solely responsible for hardware and software development and marketing the vehicular terminal. The Company financially supports development cost of vehicular terminal. The Company owns 100% of legal ownership interests in equipment, hardware, and software acquired for research and development of the product, and is entitled to 50% of ownership in vehicular terminal along with applicable intellectual properties, patents, and technical know-hows. In addition, the Company will share 50% new media advertising revenue generated from the vehicular terminal with the vendor. The development of vehicular terminal is expected to be completed by September 30, 2020.

If the Company’s share of new media advertising revenue generated from vehicular terminal does not reach certain threshold until April 30, 2021, 50% of the funding plus applicable interest shall be repaid on or before June 30, 2021 and remaining balance plus applicable interest shall be repaid in a three-year period. Once the vendor fully repays the total funding plus applicable interest, the vendor will own 100% the title of the vehicular terminal and related equipment.

13. LOAN RECEIVABLE

	December 31, 2019	December 31 2018
Loan receivable	$-	$2,180,655
	$-	$2,180,655

In September 2018, the Company entered into loan agreement with a certain unrelated party, under which the Company loaned a total of $2,180,655 to this third party with interest rate of 6.09% per annum. The loan matured on December 31, 2019, and the loan principal was fully collected as of December 31, 2019. The interest income for the year ended December 31, 2019 and 2018 was approximately $132,000 and $33,000, respective, and was fully collected in April 2020.

14. CONVERTIBLE NOTE PAYABLE

In October 2019, the Company issued a Convertible Promissory Note (“Note”) in a private placement in aggregate principal amount of $1.04 million. The Note matures in 12 months from the issue date of the Note (the “Maturity Date”), with an interest rate of 5%. The Note carries an original issue discount (OID) of $40,000 to cover investor’s transaction costs of the Note. Thus, the net proceeds of the Note were $1 million. The Note is convertible into the Company’s ordinary shares at $1.5 per share at the holder’s option at any time on or before Maturity date. Upon occurrence of default events, the holder of the Note is entitled to an alternative conversion, which the number of the Company’s shares upon conversion shall not exceed 2,820,000 shares. On the Maturity Date, the holder of the Note has the right to convert all of the outstanding balance of the Note at a price of no less than $0.5 per share. In conjunction with issuance of the Note, the Company also issued the holder warrants to purchase 160,000 ordinary shares the Company with an exercise price at $1.50 per share with a cashless-exercise option. The warrants will expire in three years. The warrants are also subject to exercise price adjustments upon occurrence of stock splits, stock dividends, reorganization or similar events.

The detachable warrants issued to the Note holder are considered being indexed to the Company’s owner stock and classified in stockholders’ equity and therefore they meet the scope exception prescribed in ASC 815-10-15. The warrants are initially measured at fair value of $11,250 by using Black-Scholes Merton Valuation Model with no subsequent adjustment of fair value in accordance with ASC 815.

The Company assessed the accounting for the Note in accordance with ASC 470-20 allocating the proceeds to convertible note and the detachable warrant on their relative fair value basis, in the amount of $988,874 and $ 11,126, respectively.

For the holder of the Note, conversion price results in beneficial conversion feature (BCF) that is separated as an equity component and assigned a value of $113,526, which is the intrinsic value of the BCF that is measured by difference between the effective conversion price based on the proceeds allocated to the convertible instrument and the conversion prices that are most beneficial to the Note holder and assigned to the equity component and recorded as a debt discount. Debt discount is amortized using the effective interest rate method over the period from the issuance date through the stated maturity date.

The Note is recognized initially at fair value, net of debt discounts including original issue discount and allocation of proceeds to beneficial conversion feature and the detachable warrant, in the amount of $164,651. As of December 31, 2019, the remaining unamortized debt discount was $123,489, and will be amortized through September 30, 2020. Issuance costs and other Discounts accretion are recorded as interest expense in the consolidated statement of comprehensive income.

The Company recognized interest expense of approximately $54,000 for the period ended December 31, 2019 including interest relating to contractual interest obligation approximately of $13,000 and amortization of the discounts and debt issuance cost approximately of $41,000. As a result of discounts accretion and amortization, the Note was in the carrying value of $916,511 as of December 31, 2019.

15. OTHER PAYABLES AND ACCRUED EXPENSES

As of December 31, 2019 and 2018, other payables and accrued expenses consist of:

	December 31, 2019	December 31, 2018
Advances from unrelated third-parties (i)	$115,760	$83,128
Other taxes payable (ii)	3,927,037	3,250,242
Unrecognized tax benefits (iii)	433,000	433,000
Accrued professional fees	190,640	245,846
Amount due to employees (iv)	51,188	55,180
Other current liabilities	180,047	179,995
	$4,897,672	$4,247,391

(i)	The advances from unrelated parties are non-interest bearing and due on demand.

(ii)	The other taxes payable were the amounts due to the value added tax, business tax, city maintenance and construction tax, and individual income tax. The increase in other taxes payable was mainly attributed to reassessment of prior years’ business tax, value added tax, land use tax, and other auxiliary taxes.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

(iii)	The Unrecognized tax benefits refer to the land value added tax due to the sale of property, equipment, and land use rights in September 2015.

(iv)	The amounts due to employees were pertaining to employees’ out-of-pocket expenses for travel and meal allowance, etc.

16. RESERVE AND DISTRIBUTION OF PROFIT

In accordance with relevant PRC regulations and the Articles of Association of our PRC subsidiaries, our PRC subsidiaries are required to allocate at least 10% of their annual after-tax profits determined in accordance with PRC statutory financial statements to a statutory general reserve fund until the amounts in said fund reaches 50% of their registered capital. As of December 31, 2019 and 2018, the balance of general reserve was $14.0 million, respectively.

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

17. EQUITY

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

In January 2018, 479,004 and 50,000 ordinary shares were issued as a result of exercise of stock options granted to employees and consultants, respectively. As a result, the amount of $626,000 and $24,000, previously charged to additional paid in capital in the periods services were provided were credited to ordinary shares, respectively. Refer to Note 17 (d) and (e) below.

In November 2018, the Company issued 1,000,000 ordinary shares to two individuals including Mr. Lin at a price of $1.50 per share for a total consideration of $1,500,000. The settlement price was negotiated and resembled the highest trading price of the Company’s stock on November 13, 2018.

In October 2019, the Company issued 240,000 restricted shares to a consultant as its service compensation for the service period from October 28, 2019 to October 27, 2020. The fair value of the 240,000 ordinary shares was approximately $110,000, which was determined by the market closing price on the grant date and a discount for lacking of market liquidity. The service compensation of approximately $110,000 is amortized over the service period.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

(b) Repurchase of common shares

On October 4, 2013, the Company announced a $9.0 million share repurchase program. Repurchases may be made in open-market transactions or through privately negotiated transactions. The timing and extent of any repurchase will depend upon market conditions, the trading price of the Company’s ordinary shares, and other factors, and are subject to the restrictions relating to volume, price and timing under the applicable laws, including but not limited to, Rule 10b-18 promulgated under the Securities Exchange Act of 1934, as amended. The Company’s Board of Directors will review the share repurchase program periodically, and may authorize adjustment of its terms and size accordingly. An aggregate of 1,402,448 shares were purchased under the program as of December 31, 2015 in an aggregate amount of approximately $7.1 million. On June 7, 2017 the aggregate of 1,402,448 ordinary shares held in the Company’s treasury stock was canceled. As a result, the excess of the cost of those shares over the par value was allocated to additional paid-in capital and retained earnings in the amount of approximately $7.0 million and $104,000, respectively, as of December 31, 2017.

(c) Stock-based compensation

The following table provides the details of the approximate total share-based payments expense during the year ended December 31, 2019, 2018, and 2017:

	For the Year Ended
	December 31, 2019		December 31, 2018		December 31, 2017
Employees and directors share-based payments	$494,000	(d)	$585,000	(d)	$487,000	(d)
Stock options issued for services	$67,000	(e)	$44,000	(e)	$96,000	(e)
Shares issued for services	$19,000	(a)	-		-
	$580,000		$629,000		$583,000

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

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

On May 27, 2016, the Company granted options to purchase an aggregate of 2,712,000 ordinary shares under the 2016 Plan. The fair value of these options was approximately $1.6 million at the date of the grant, of which approximately $365,000, $407,000 and $376,000 was recorded as compensation and included in administrative expenses in the consolidated statements of operations for the services provided for the year ended December 31, 2019, 2018 and 2017, respectively.

On May 17, 2017, the Company granted options to employees and directors to purchase an aggregate of 960,000 ordinary shares under the 2016 Plan. The fair value of these options was approximately $0.5 million at the date of the grant, of which approximately $129,000, $178,000 and $111,000 was recorded as compensation and included in administrative expenses in the consolidated statements of operations for the services provided for the year ended December 31, 2019, 2018, and 2017, respectively.

Stock option activity for the year ended December 31, 2019, 2018 and 2017 is summarized as follows:

			Weighted Average
		Weighted	Remaining	Aggregated
	Options	Average	Contractual Life	Intrinsic
	Outstanding	Exercise Price	(Year)	Value
Outstanding at January 1, 2017	2,286,000	$1.21	4.40	$0
Granted	960,000	$0.99	-	-
Exercised	-	-	-	-
Canceled	(328,000)	$1.21	-	-
Outstanding at December 31, 2017	2,918,000	$1.14	3.40	$996,860
Exercised	(802,800)	1.21	-	-
Canceled	(113,000)	$1.11	-	-
Outstanding at December 31, 2018	2,002,200	$1.11	2.40	$188,790
Exercised	-	-	-	-
Canceled	(220,800)	$1.15	-	$-
Outstanding at December 31, 2019	1,781,400	1.11	1.4	-
Vested and expected to be vested as of December 31, 2019	1,760,400	1.11	1.4	-
Options exercisable as of December 31, 2019 (vested)	1,531,500	1.13	1.4	-

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

There were no stock options granted to employees during the years ended December 31, 2019 and 2018, The total intrinsic value of stock options exercised during the year ended December 31, 2018 was approximately $1,473,000, and there was no option exercised during the year ended December 31, 2019 and 2017. The Company did not receive any proceeds related to the cashless exercise of stock options from employees for the years ended December 31, 2019, 2018 and 2017.

The following table summarizes the status of options which contain vesting provisions:

		Weighted
		Average
		Grant Date
	Options	Fair Value
Non-vested at January 1, 2019	1,088,400	$0.69
Vested	(740,700)	$0.71
Canceled	(97,800)	$0.74
Non-vested at December 31, 2019	249,900	$0.59

As of December 31, 2019, approximately $0.1 million of total unrecognized compensation expense related to non-vested share options is expected to be recognized over a weighted average remaining vesting period of approximately 0.1 year. The total fair value of options vested during the year ended December 31, 2019, 2018 and 2017 was approximately $0.6 million, $0.6 million and $0.6 million, respectively. To the extent the actual forfeiture rate is different from what the Company has anticipated, stock-based compensation related to these awards will be different from its expectations.

(e) Stock options and warrants to non-employees

Pursuant to the Company’s 2016 Equity Incentive Plan, for the year ended December 31, 2018 and 2017, the Company issued 200,000 stock options to consultants with 125,000 options vested in 2018 and 75,000 options vested in 2019 and issued 250,000 stock options to consultants with 250,000 options vested in 2017, respectively. The stock options issued to non-employees would be forfeited either three months after the expiration of the service agreement or upon the expiry of contractual life of the options. On February 20, 2019, the Company issued warrants to the Consultant to purchase 150,000 the Company’s ordinary shares with exercise price at $1.10 per share, which have been fully vested to the grantee in 2019. Before the adoption of ASU2018-07, the fair value of the options and warrants issued to consultants was estimated on the measurement date using the Black-Scholes Merton valuation model, after the adoption on January 1, 2019, the fair value of the equity awards to consultants was measured on the grant date. The Company expensed to administrative expense approximately $67,000, $44,000 and $96,000 for the years ended December 31, 2019, 2018 and 2017, respectively.

As of December 31, 2019, the exercise price for the warrants issued to non-employee for service was $1.1 and remaining life was $ 2.2 years. All of the stock options issued to non-employees were expired in three months after service period and forfeited. The following table outlines the Warrant outstanding and exercisable as of December 31, 2019:

	2019
	Number of
	Warrants
	Outstanding	Exercise	Expiration
	and Exercisable	Price	Date
2019 Consulting Service Agreement Warrants	150,000	$1.10	03/13/2022
	150,000

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

18. CONSOLIDATED SEGMENT DATA

Segment information is consistent with how management reviews the businesses, makes investing and resource allocation decisions, and assesses operating performance. Transfers and sales between reportable segments, if any, are recorded at cost. All sales occurred in China since our revenue-generating operations are located in China.

Selected information by segment is presented in the following tables for the year ended December 31, 2019, 2018, and 2017.

	2019	2018	2017
Revenues(1)
TIT Segment	$241,132	$383,420	$1,239,002
CBT Segment	13,550,171	20,194,920	16,950,272
	$13,791,303	$20,578,340	$18,189,274

(1) Revenues by operating segments exclude intercompany transactions.

	2019	2018	2017
(Loss) income from operations
TIT Segment	$(662,556)	$(528,891)	$(979,973)
CBT Segment	(2,037,151)	2,391,930	1,934,001
Corporate and others(2)	(1,472,454)	(1,694,215)	(1,404,731)
(Loss) income from operations	(4,172,161)	168,824	(450,703)
Corporate other income, net	669,755	956,753	758,073
Corporate interest income	133,517	36,381	7,900
Corporate interest expense	(499,852)	(484,403)	(450,024)
Corporate warrant income	-	-	3,720
(Loss) income before income taxes	(3,868,741)	677,555	(131,034)

Income tax benefit	274,480	1,201,231	1,070,343
Net (loss) income	(3,594,261)	1,878,786	939,309

Less: (Loss) income attributable to the non-controlling interest	11,929	(186,803)	(80,704)
Net (loss) income attributable to the Company	$(3,582,332)	$1,691,983	$858,605

(2) Includes non-cash compensation, professional fees and consultancy fees for the Company.

Non-cash employee compensation by segment for the year ended December 31, 2019, 2018, and 2017 are as follows:

	2019	2018	2017
Non-cash employee compensation:
Corporate and others	494,316	584,629	487,407
	$494,316	$584,629	$487,407

Depreciation and amortization by segment for the year ended December 31, 2019, 2018, and 2017 are as follows:

	2019	2018	2017
Depreciation and amortization:
TIT Segment	$17,278	$13,941	$36,018
CBT Segment	2,883,674	3,660,596	2,820,888
	$2,900,952	$3,674,537	$2,856,906

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

	2019	2018	2017
Provisions for bad debt allowance on accounts receivable, other receivable and advances to suppliers; :
TIT Segment	$344,550	$(438,378)	$273,706
CBT Segment	3,283,994	1,268,644	148,682
	$3,628,544	$830,266	$422,388

	2019	2018	2017
Inventory obsolescence provision:
TIT Segment	$2,366	$9,261	$158,357
CBT Segment	112,824	21,142	18,213
	$115,190	$30,403	$176,570

	2019	2018	2017
Impairment of long-term investments
CBT Segment	-	45,400	-
	$-	$45,400	$-

Total assets by segment as at December 31, 2019 and 2018 are as follows:

	2019	2018
Total assets
TIT Segment	$725,088	$1,056,582
CBT Segment	39,755,020	40,529,876
Corporate and others	135,438	29,356
	$40,615,546	$41,615,814

19. COMMITMENTS AND CONTINGENCIES

The Company leased warehouses in different cities of China in 2018 and 2017. For the years ended December 31, 2018 and 2017, the rental expense was approximately $4,000 and $81,000, respectively.

On December 12, 2018, IST HK entered into a non-exclusive joint venture agreement with Mr. Huang, a permanent resident of Republic of Singapore, to form Asia Taoping PTE. LTD. (“Asia Taoping”) for providing Internet + Sharing New Media Platform service and other business to South East Asia countries. IST HK will own 10% of equity interest of and contributes registered capital approximately $369,000 to Asia Taoping. Capital contribution is made in installment, of which the first installment is to be contributed within 300 days from the execution date of the joint venture agreement. IST HK has not made the first installment of capital contribution to Asia Taoping, which will be incurred pursuant to specific capital needs of Asia Taoing. IST HK provides hardware, software platform, and services to the joint venture. Asia Taoping is a corporate joint venture and IST HK does not exercise significant influence, therefore, the investment to Asia Taoping will be accounted for using cost method in Long-Term Investment. Revenue generated from Sales of hardware and services rendered are accounted for related-party transactions.

The Company received a notification from Nasdaq Listing Qualifications on June 18, 2019, as announced in a report with the SEC on a 6-K Form filed on June 19, 2019, that the Company was not in compliance with the minimum bid price requirements set forth in Nasdaq Listing Rule 5550(a)(2) for continued listing on The Nasdaq Capital Market. To regain compliance, the Company’s ordinary shares must have a closing bid price of at least $1.00 per share for a minimum of 10 consecutive business days (Nasdaq may monitor the price for as long as 20 consecutive business days prior to making a final compliance determination). On December 17, 2019, the Company received a second notice from the Nasdaq Listing Qualifications, in which Nasdaq granted us an additional 180 days, or until June 15, 2020, to regain compliance, because the Company met the continued listing requirement for public float and other applicable requirements, except the bid price requirement, and the Company had indicated its intention of curing the deficiency by effecting a reverse stock split, if necessary. The compliance deadline was thereafter extended from June 15, 2020 to August 28, 2020 according to SR-NASDAQ-2020-021.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

The Company may be subject to legal proceedings, investigations, and claims incidental to conduct of our business from time to time. The Company is currently subject to legal or arbitration proceedings with customers pertaining to our performance of the sales contracts. The Company estimates, with 50% of probability, a possible loss ranging from approximately $ 0 to $300,000, if the proceedings are ruled by arbitration.

20. CONCENTRATIONS

For the year ended December 31, 2019 and 2018, no customer accounted for greater than 10% of revenue. For the year ended December 31, 2017, one customer accounted for greater than 10% of revenue. For the year ended December 31, 2019, 2018, and 2017, the Company’s top five customers accounted for 24%, 23% and 47% of the Company’s revenues, respectively.

The Company’s top five accounts receivable accounted for 20% and 23% of accounts receivable as of December 31, 2019 and 2018, respectively. No customer each accounted for greater than 10% or more of accounts receivable as of December 31, 2019 and 2018.

For the year ended December 31, 2019, 2018 and 2017, approximately 97%, 89% and 98%, respectively, of total inventory purchases were from five unrelated suppliers. Two suppliers each accounted for greater than 10% of total inventory purchases in 2019 and 2018, five suppliers each accounted for greater than 10% of total inventory purchases in 2017.

21. SUBSEQUENT EVENTS

Starting from January 2020, the coronavirus outbreak, also known as COVID-19, has caused the Chinese government to take quarantine measures, such as nationwide lockdowns, transportation restrictions, public gathering prohibitions and temporary closures of non-essential businesses, which had put economic activities in a suspension mode until late March, in addition to the regular Chinese New Year Holiday. Although the COVID-19 epidemic has largely been contained in China since then and businesses have gradually resumed to operations, China’s economic recovery still faces great challenges. Against this background, the Company believes China’s out-of-home advertising market and the Company’s revenue in 2020 so far have been negatively affected.

The Company’s customers are located in different provinces, including some severe epidemic areas, the coronavirus outbreak has had a negative impact on revenue in the short run, with approximately 26% year-over-year decrease in revenue in first quarter of 2020, according to unaudited financial information, and a potential slowdown in collection of accounts receivable in 2020. However, the Company has seen sales starting to increase in the second quarter compared with first quarter in 2020. With the above-mentioned financing and the extension of a short-term bank loan of approximately $3.8 million in April, the Company believes it has sufficient working capital to support operation for the next twelve months

Nevertheless, the Company does not expect a significant impact on the Company’s operation and financial results in the long run unless the COVID-19 epidemic is not contained in the year of 2020. The epidemic in China is currently under control. Business around China has resumed to normal in April 2020. The operation of our customers and the supply chain were back to normal since most cities in China have lifted the lock down restrictions.

On March 27, 2020, the Company and two individual investors (the “Investors”) entered into a securities purchase agreement (the “Purchase Agreement”), pursuant to which the Company sold the Investors an aggregate of 1,714,286 ordinary shares, no par value (the “Ordinary Shares”) at a purchase price of $0.35 per share with a total purchase price of $600,000. In addition, the Company issued to each Investor a Convertible Promissory Note (the “Note”) in a principal amount of $740,000 bearing interest at a rate of 5.0% per annum with a conversion price of $1.50 per share, which matures in 12 months, and a warrant to purchase 160,000 ordinary shares at $1.50 per share within three years following the issue date (the “Warrant”). The total aggregate net proceeds of the above financing are $1.9 million. The Company intends to use the net proceeds from the financing for working capital and general corporate purposes.

