Form 20-F
period 2020-12-31
Taoping Inc.
filed 2021-04-30
CIK 1552670

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2020): 8,486,956 ordinary shares, no par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [  ] No [X]

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

Year Ended December 31, 20120

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

On July 30, 2020, we completed a share combination of our ordinary shares at a ratio of one-for-six, which decreased our outstanding ordinary shares to approximately 7,332,434 shares. This share combination did not change our authorized amount of shares or the par value of our ordinary shares. Accordingly, except as otherwise indicated, all share and per share information contained in this annual report has been restated to retroactively show the effect of the share combination.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

A. Offer Statistics

Not applicable.

B. Method and Expected Timetable

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following table presents selected financial data regarding our business. It should be read in conjunction with our consolidated financial statements and related notes contained elsewhere in this annual report and the information under Item 5 “Operating and Financial Review and Prospects.” The selected consolidated statement of income (loss) data for the fiscal years ended December 31, 2020, 2019, and 2018, and the selected consolidated balance sheet data as of December 31, 2020 and 2019 have been derived from our audited consolidated financial statements that are included in this annual report beginning on page F-1. The selected consolidated statement of income (loss) data for the fiscal years ended December 31, 2017 and 2016, and the selected consolidated balance sheet data as of December 31, 2018, 2017 and 2016 have been derived from our audited consolidated financial statements that are not included in this annual report.

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

	Years Ended December 31,
	2020	2019	2018	2017	2016
Statement of Income Data
Total revenue	$11,062,775	$13,791,303	$20,578,340	$18,189,274	$10,193,590
Total cost of revenue	$7,119,125	$7,189,092	$10,924,246	$9,867,508	$7,607,190
Gross profit	$3,943,650	$6,602,211	$9,654,094	$8,321,766	$2,586,400
(Loss) income from operations	$(17,366,729)	$(4,172,161)	$168,824	$(450,703)	$(14,577,928)
Net (loss) income attributable to TAOP-continuing operations	$(17,694,775)	$(3,582,332)	$1,691,983	$858,605	$(18,170,601)
Net (loss) income per share-continuing operations - basic	$(2.40)	$(0.54)	$0.24	$0.12	$(2.70)
Net (loss) income per share-continuing operations - diluted	$(2.40)	$(0.54)	$0.24	$0.12	$(2.70)

	As of December 31,
Balance Sheet Data	2020	2019	2018	2017	2016
Cash and cash equivalents	$882,770	$1,519,666	$1,653,260	$3,260,808	$3,752,375
Working (deficiency) capital	$(17,370,717)	$(6,975,325)	$4,865,813	$(1,494,326)	$(5,739,129)
Total assets	$30,776,651	$40,615,546	$41,615,814	$37,530,503	$34,286,999
Total liabilities	$29,800,451	$26,007,161	$24,011,887	$23,013,011	$21,484,751
Temporary equity	$-	-	$-	$-	$-
Total equity	$976,200	$14,608,385	$17,603,927	$14,517,492	$12,802,248

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

Risks Relating to our Business

If the COVID-19 pandemic is not effectively controlled in a short period of time, our business operation and financial condition in the long-term may be materially and adversely affected as a result of any slowdown in economic growth, operation disruptions or other factors that we cannot predict.

The spread of the novel coronavirus (“COVID-19”), which was declared a pandemic by the World Health Organization in March 2020, has caused different countries and cities to mandate curfews, including “shelter-in-place” and closures of most non-essential businesses as well as other measures to mitigate the spread of the virus. All of our operating subsidiaries and affiliated entities are located in China. All of our employees and substantially all of our customers and suppliers are also located in China. For most of the first quarter of 2020, we scaled back operations, as our employees worked remotely or at premises in shifts for limited periods of time in response to nationwide lockdowns and quarantines. The pandemic has also depressed customers’ demand for our products and services, since businesses across China largely suspended or reduced operations during the first quarter of 2020. Our business and operations resumed during the second quarter of 2020. However, the extent of the long-term adverse impact of COVID-19 on our business and operations is highly uncertain and depends on several factors, such as the duration, severity, and geographic spread of the pandemic, development of the testing and treatment and stimulus measures of the government, all of which are out of our control.

Given the uncertainty of the outbreak, the spread of COVID-19 may be prolonged and worsened, and we may be forced to scale back or even suspend our operations. As COVID-19 spreads outside China, the global economy is suffering a noticeable slowdown. As this outbreak persists, commercial activities throughout the world have been curtailed with decreased consumer spending, business operation disruptions, interrupted supply chain, difficulties in travel and reduced workforces. The duration and intensity of disruptions resulting from the COVID-19 outbreak is uncertain. It is unclear as to when the outbreak will be contained, and we also cannot predict if the impact will be short-lived or long-lasting. The extent to which outbreak impacts our long-term financial results will depend on its future developments. If the COVID-19 pandemic is not effectively controlled in a short period of time, our long-term business operation and financial condition may be materially and adversely affected as a result of any slowdown in economic growth, operation disruptions or other factors that we cannot predict.

We have a limited operating history of selling cloud-based products and services and may be unable to achieve or sustain profitability or reasonably predict our future results.

In early 2013, we made a strategic decision to transform our business from servicing the public sector to focusing on the private sector. Leveraging our experience and expertise in handling large-scale IT projects for the public sector, we started investing in research and development to develop software products for the private sector. In 2014, continuing our business transition from the public sector to the private sector, we identified and provided cloud-based ecosystem solutions to four core markets including new media, healthcare, education, and residential community management. Underpinning our ecosystems are our industry-specific integrated technology platform, resource exchange, and big data services. In 2014, we predominately sold our cloud-based solutions to the Chinese new media industry. Starting from 2015, we further expanded the customer base of cloud-based solutions to education, government, and residential community management. In 2016, we expanded our business from the industry-specific integrated technology platform, resource exchange, and big data services into the elevator IoT sectors. From May 2017, we have focused our business to provide products and services on Cloud-App-Terminal (CAT) and IoT technology based digital advertising distribution networks and new media resource sharing platforms in the out-of-home adverting market in China. As such, we have a limited operating history of selling our cloud-based products and professional services to the private sector, which makes it difficult to evaluate our current business and future prospects and may increase the risk of your investment. In 2020 and 2019, we generated approximately $10.7 million and $13.7 million in revenue respectively, from our cloud-based technology (CBT) segment for customers in the new media, and out-of-home advertising market sectors. We expect to have significant operating expenses in the future to further support and grow our business, including expanding the scope of our customer base, expanding our direct and indirect selling capabilities, pursuing acquisitions of complementary businesses, investing in our data storage and analysis infrastructure, and research and development, and increasing our international presence.

Our independent registered auditors have expressed substantial doubt about our ability to continue as a going concern.

Our independent auditors have added an explanatory paragraph to their audit opinion issued in connection with our financial statements included in this report which states that the financial statements were prepared assuming that we would continue as a going concern.

As discussed elsewhere in this report, we reported net income as well as positive cash flows from operating activities in 2018 and 2017. However, due to the unfavorable macro-economic environment and the slowdown of the out-of-home advertising market in China, we incurred net loss of approximately $3.6 million in 2019 and $18.3 million in 2020. As disclosed under Item 5, “Operating and Financial Review and Prospects” and notes to the consolidated financial statements, we will continue to execute the existing business strategies with focuses on selection of quality customers, collection of accounts receivable, maintaining proper inventory level, and managing accounts payable to enhance operating cash flows. In addition, the Company will aggressively develop domestic and international markets to develop new customers. There can be no assurance that we will be successful in achieving the goals set forth in our new business strategy and business model.

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

If our technology, products and services become obsolete, our business operations would be materially and adversely affected. The market in which we compete is known for rapid changes in technologies, quick evolution of industry standards, fast introductions of new products, and changes in customer demands. These market characteristics can cause the existing products to be obsolete and unmarketable. Our future success depends upon our ability to timely address the increasingly sophisticated requests from our customers to support the existing and new hardware, software, database, and networking platforms. We have to invest in research and development in order to succeed in this competitive industry and timely satisfy market demands. Our research and development expenses from continuing operations were approximately $3.9 million, $3.6 million, and $4.8 million for the years ended December 31, 2020, 2019, and 2018, respectively.

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

Historically, a significant portion of our revenues have been derived from a limited number of customers or related parties, whom we have identified as Taoping New Media Co., Ltd. and its affiliates. Taoping New Media Co., Ltd. is controlled by Mr. Lin, our Chairman and Chief Executive Officer. For the year ended December 31, 2020, 2019 and 2018 we generated about $0.5 million, $7.5 million and $9.5 million of revenue from related parties. For each of the years ended December 31, 2020, 2019 and 2018, approximately 25%, 24%, and 23%, respectively, of our revenues of continuing operations were derived from our five largest customers, including related parties. The loss of any of these significant customers and related parties would adversely affect our revenues and shareholder value.

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

New lines of business or new products and services may subject us to additional risks.

In 2021, we have formed strategic partnerships with well-known education institutions to launch on-line educational programs to enhance business opportunities with our strength in cloud-based technology. In addition, we are positioning ourselves in the cloud-based applications, blockchain, digital assets, and cryptocurrency mining operations. There can be no assurance that the introduction and development of new lines of business or new products and services would not encounter significant difficulties or delay or would achieve the profitability as we expect. Failure to successfully manage these risks in the development and implementation of new lines of business or new products or services could have a material adverse effect on our business, results of operations and prospects. For example, with respect to our plan to develop our cryptocurrency mining business, we may not be able to acquire cryptocurrency mining machines at a reasonable cost, or at all. Due to our limited experience with cryptocurrency and its mining activities, we also face challenges and uncertainties relating to the possibility of success of our new business. We cannot assure you that our efforts in entry into new business sectors will succeed.

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

We do not have insurance coverage against damages or losses of our products. Defects in our products could result in a loss of customers and decrease in revenue, unexpected expenses and a loss of market share.

We have not purchased product liability insurance to provide against any claims against us based on our product quality. As a result, defects in our products could result in a loss of customers and decrease in revenue, unexpected expenses and a loss of market share, and any of our products are found to have reliability, quality or compatibility problems, we will be required to accept returns, provide replacements, provide refunds, or pay damages. We may be required to incur substantial amounts to indemnify our customers in respect of their product quality claims against us, which would materially and adversely affect the results of our operations and severely damage our reputation.

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

A report of our management is included under Item 15 “Controls and Procedures” of this report. We are a non-accelerated filer and not required to include an attestation report of our auditor in this annual report. Management believes that our internal control over financial reporting has continued to improve in 2020 to minimize material weaknesses identified in Item 15 of this report. Although we have made improvements to overcome such concern, we can provide no assurance that these material weaknesses will be entirely remediated in a timely manner. As a result, investors and others may lose confidence in the reliability of our financial statements.

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

Mr. Jianghuai Lin, our Chairman and Chief Executive Officer and the beneficial owner of 24.6% of our outstanding ordinary shares, owns 100% of the equity interests in iASPEC, from which we derived 38.3%, 81.1%, and 77.4% of our revenues in the fiscal years ended December 31, 2020, 2019 and 2018, respectively, pursuant to the existing commercial arrangements. As a result, conflicts of interest may arise from time to time and may result in management decisions that could negatively affect our operations and potentially result in the loss of opportunities.

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

According to the National Bureau of Statistics of China, the annual average percent changes in the consumer price index in China for 2018, 2019 and 2020 were 2.1%, 2.9% and 2.5%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as employee salaries and office operating expenses may increase as a result of higher inflation. Additionally, since a substantial portion of our assets consists of cash and cash equivalents, high inflation could significantly reduce the value and purchasing power of these assets.

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

On December 17, 2019, we received a second notice from the Nasdaq Listing Qualifications, in which Nasdaq granted us an additional 180 days, or until June 15, 2020, to regain compliance, because the Company met the continued listing requirement for public float and other applicable requirements, except the bid price requirement, and the Company had indicated its intention of curing the deficiency by effecting a reverse stock split, if necessary. The compliance deadline was thereafter extended from June 15, 2020 to August 28, 2020 according to SR-NASDAQ-2020-021. On July 30, 2020, we effectuated a share combination of our ordinary shares at a ratio of one-for-six in order to increase the per share trading price of our ordinary shares to satisfy the $1.00 minimum bid price requirement. We regained compliance with the minimum bid price rule on August 20, 2020.

However, there is no assurance that we will be able to continue to maintain our compliance with the NASDAQ continued listing requirements. If we fail to do so, our ordinary shares may lose their status on NASDAQ Capital Market and they would likely be traded on the over-the-counter markets, including the Pink Sheets market. As a result, selling our ordinary shares could be more difficult because smaller quantities of shares would likely be bought and sold, transactions could be delayed, and security analysts’ coverage of us may be reduced. In addition, in the event our ordinary shares are delisted, broker dealers would bear certain regulatory burdens which may discourage broker dealers from effecting transactions in our ordinary shares and further limit the liquidity of our shares. These factors could result in lower prices and larger spreads in the bid and ask prices for our ordinary shares. Such delisting from NASDAQ and continued or further declines in our ordinary share price could also greatly impair our ability to raise additional necessary capital through equity or debt financing and could significantly increase the ownership dilution to shareholders caused by our issuing equity in financing or other transactions.

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

We have issued convertible note that contains variable conversion prices which could result in substantial dilution to our existing shareholders.

On September 10, 2020, we and an individual investor entered into a securities purchase agreement, pursuant to which we sold to the investor 222,222 ordinary shares at a purchase price of $2.70 per share, in a registered direct offering. In a concurrent private placement, for a purchase price of $1,400,000, we sold and issued to the investor a convertible promissory note in a principal amount of $1,480,000 and a warrant to purchase 53,333 ordinary shares at $9.00 per share within three years following the issue date. The note carries an original issue discount of $80,000 matures in 12 months from the issue date, bearing interest at a rate of 5.0% per annum. At any time prior to the maturity, the note, at the investor’s option, may be convertible into fully paid ordinary shares at a conversion price of $9.00 per share. At any time after the occurrence of an event of default (as defined in the note), the investor may convert all of the outstanding balance of the note into ordinary shares in an aggregate amount not exceeding 1.0 million shares. At the maturity, the investors may also covert all of the outstanding balance of the note into ordinary shares at a price no less than $2.40 per share. In addition, if the note remains outstanding and due in each of the months of March and June 2021, the investor has a one-time option during the first three weeks in each of March and June 2021, respectively, to convert no more than one half of the then outstanding balance of the note into ordinary shares at a price no less than $2.40 per share.

Therefore, if the investor elects to convert the then-outstanding balance of the note into the Company ordinary shares at or prior to maturity, such conversion may be made at a significant discount to the then market price of our shares. In the event that the investor converts any or all of the above note, our existing shareholders will experience immediate dilution in their ownership of our shares, as a result of the discounted price at which the note may be converted.

The trading price of our ordinary shares is highly volatile, leading to the possibility of its value being depressed at a time when you want to sell your holdings.

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

Securities class action litigation is often instituted against companies following periods of volatility in their share price. This type of litigation could result in substantial costs to us and divert our management’s attention and resources. Moreover, securities markets may from time to time experience significant price and volume fluctuations for reasons unrelated to operating performance of particular companies. For example, from January 1, 2021 through April 28, 2021 the closing price of our ordinary shares on the NASDAQ Capital Market has ranged from a high of $14.06 to a low of $2.81. These market fluctuations may adversely affect the price of our shares and other interests in our company at a time when you want to sell your interest in us.

Our outstanding warrants may adversely affect the market price of our ordinary shares.

As of the date of this report, there are warrants outstanding to purchase 2,048,334 ordinary shares of the Company. These warrants consist of warrants exercisable for 133,334 ordinary shares at an exercise price of $9.0 per share, warrants exercisable for 1,000,000 ordinary shares at an exercise price of $3.5 per share, warrants exercisable for 915,000 ordinary shares at an exercise price of $6.3 per share. Most of the warrants could be exercised on a cashless basis. The sale or possibility of sale of the shares underlying the warrants could have an adverse effect on the market price of our ordinary shares or our ability to obtain future financing. If and to the extent these warrants are exercised, you may experience dilution to your holdings.

Techniques employed by short sellers may drive down the market price of our ordinary shares.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

Public companies that have substantially all of their operations in China have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, a number of targets of such efforts are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or SEC enforcement actions.

If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would vigorously defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations, and any investment in our common stock could be greatly reduced or even rendered worthless.

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

Mr. Jianghuai Lin, our Chairman and Chief Executive Officer, is the beneficial owner of approximately 24.6% of our outstanding voting securities. His ownership may have the effect of delaying or preventing a future change in control, impeding a merger, consolidation, takeover, or other business combination, or discourage a potential acquirer from making a tender offer.

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

On July 30, 2020, we completed a share combination of our ordinary shares at a ratio of one-for-six, which decreased our outstanding ordinary shares to approximately 7,332,434 shares. This share combination did not change our authorized amount of shares or the par value of our ordinary shares. Accordingly, except as otherwise indicated, all share and per share information contained in this annual report has been restated to retroactively show the effect of the share combination.

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

Principal Capital Expenditures and Divestitures

For the year ended December 31, 2020, our total capital expenditures and divestitures were $1.7 million and $0 million, respectively. For the year ended December 31, 2019, our total capital expenditures and divestitures were $1.6 million and $0 million, respectively. For the year ended December 31, 2018, our total capital expenditures and divestitures were $4.2 million and $0 million, respectively. Such expenditures and divestitures were primarily related to the purchase and sale of long-lived assets and business acquisitions. These capital expenditures were mainly funded by our operating cash flow.

B. Business Overview

General

We were founded in 1993. Headquarter of the Company is located in Shenzhen, China. As of December 31, 2020, we had approximately 58 full-time employees.

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

We generated revenues from sales of hardware products, software products, system integration services, and related maintenance and support services. In 2015, with the introduction of our cloud-based software as a service (SaaS) offering, we expected to generate additional recurring monthly revenues from SaaS fees. In 2019 and 2020, only a very small portion of our revenue was generated from SaaS, which is expected to increase in the coming years with the nationwide roll-out of our cloud-based ad display terminal network.

In May 2017, we completed our transformation to a provider of CAT and IoT technology based digital advertising distribution network and new media resource sharing platform, and offered an end-to-end digital advertising solution enabling customers to efficiently and cost-effectively direct advertisements to specific interactive ad display terminals in the out-of-home advertising market across China. In 2017, we became profitable as a result of a successful transition of our business model. We continued to improve our financial position in 2018. However, due to the unfavorable macro-economic environment and the slowdown of the out-of-home advertising market in China, we had net loss of approximately $18.3 million and $3.6 million respectively in 2020 and 2019. For years going forward, we will continue to execute our business plan and build a nationwide cloud-based ad terminal network by penetrating into more cities throughout China, which is expected to generate substantial recurring service revenue for the Company, in addition to equipment sales.

Starting from January 2020, the coronavirus outbreak, also known as COVID-19, has caused the Chinese government to take quarantine measures, such as nationwide lockdowns, transportation restrictions, public gathering prohibitions and temporary closures of non-essential businesses, which had put economic activities in a suspension mode until late March, in addition to the regular Chinese New Year Holiday. Although the COVID-19 pandemic has largely been contained in China since the third quarter of 2020 and businesses have gradually resumed to operations, China’s economic recovery still faces great challenges.

We report financial and operational information in the following two segments:

(1)	Cloud-based Technology (CBT) segment — The CBT segment is our current and future focus of corporate development. It includes the Company’s cloud-based products, high-end data storage servers, and related services sold to private sectors including new media, healthcare, education, and residential community management, and among other industries and applications. In this segment, we generate revenues from the sales of hardware, and the provision of total solutions of interactive advertisement display terminals integrated with proprietary software, out-of-home digital advertising distribution, and advertising time slot programmed trading transactions. We also generate revenue from monthly software subscription and Software-as-a Service (SaaS) fees. As a result of COVID-19 pandemic, city lockdowns, travel restrictions, and other preventive measures had negatively impacted on the China out-of-home advertising business and significantly dampened customers’ demand for ads display terminals. Nevertheless, mandatory home stays and work from remote locations triggered a steep surge in on-line gaming, on-line shopping, on-line entertainment, and electronic communication, and created a great demand for high-end data storage servers to accommodate internet information transmission. The Company has stabilized supply chains for the high-end data storage server to meet market demands supplementing the declining revenue from ads display terminals and included the revenue and cost of revenue of high-end data storage servers in the CBT segment.

(2)	Traditional Information Technology (TIT) segment — The TIT segment includes our project-based technology products and services, including Digital Public Security Technology (DPST) and Multi-screen Digital Display Systems (MDDS). In this segment, we generate revenues from the sales of software and systems integration services.

Starting from 2021, we also expanded to digital assets and blockchain businesses, through purchase of Antminers, general-purpose servers, establishment or lease of data centers in various locations, and potential acquisition of company in this market.

Industry Overview

General

Urbanization is the primary driver for the demand of our Cloud-based solutions for advertising placement and public information dissemination. China’s urbanization rate has accelerated in the past 30 years. The Chinese urban population has grown by over 170 million in the past five years to more than 1 billion in 2020. According to Chinese Social Development Research, approximately 70% of the Chinese population is expected to live in urban areas by 2035. Urban lifestyle revolves around consumption of information, goods, and services that necessitates advertising and public information dissemination. At the same time, urbanization has imposed considerable pressure on land use, environment protection, and municipal infrastructure. Urbanization has also led to increasing demands for equitable treatment for all dwellers in the cities.

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

Currently, most of the advertising display terminals in China are not connected to any network. Consequently, updating their media contents requires onsite manual operation through flash drives or other means. They also tend to have low asset utilization rates. Based on our own primary research, we have estimated that offline terminals have an average asset utilization rate of 40% in tier-one cities, 30% in tier-two cities, and 20% in tier-three and smaller cities. In comparison, content on cloud-based terminals can be remotely uploaded, updated, and managed resulting in substantial labor cost savings for terminal operators, i.e. advertising agencies. In addition, cloud-based terminals offer advertising agencies the flexibility of fine-tuning advertisement schedules on the fly and customizing advertisement content at each location as specific as one single office building. More importantly, idle time slots on cloud-based terminals can be discovered and sold on Taoping, an online resource exchange platform of ours that was released in the fourth quarter of 2015 as a module of our Yunfa Net (www.pubds.com), an information distribution and advertising delivery system. Therefore, asset utilization rate of advertising agencies can be greatly improved. As a result, there is a growing demand to convert offline terminals into networked terminals using our CBT products and services. In January 2018, we separated Taoping module from Yunfa Net and officially launched the Taoping Net (www.taoping.cn) and Taoping App. Taoping Net provides an advertising-resources trading service platform which connects screen owners, advertisers and consumers. Taoping Net integrates nationwide high-quality screen resources of Taoping Alliance, a new media operating organization founded by us and Taoping New Media Co., Ltd. (“Taoping New Media”), a company controlled by Mr. Jianghuai Lin. Taoping App, which enables customers to distribute and manage ads from mobile terminals, effectively satisfies the need to distribute fragmented ads. Using Taoping App, anyone can buy and distribute real-time ads to designated terminals.

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

Our Products and Services

In the CBT segment, we provide cloud-based ecosystem solutions mainly to the new media in out-of-home digital advertising customers. Underpinning our ecosystems are our industry-specific integrated advertisement display terminal product, digital advertising distribution technology platform, resource exchange and sharing, and big data analysis services. In 2014, we sold our cloud-based solutions predominately to the Chinese new media industry. Starting from 2016, we have also focused our efforts in selling IoT ads display terminal hardware and providing digital ads distribution and resource sharing services for out-of-home advertising market. As a result of COVID-19 pandemic in 2020, city lockdowns, travel restrictions, and other preventive measures had negatively impacted on the China out-of-home advertising business and significantly dampened customers’ demand for ads display terminals. Nevertheless, mandatory home stays and work from remote locations triggered a steep surge in on-line gaming, on-line shopping, on-line entertainment, and electronic communication that created a great demand for high-end data storage servers to accommodate internet information transmission. We have stabilized supply chains for the high-end data storage server to meet market demands supplementing the declining revenue from ads display terminals and included the revenue and cost of revenue of high-end data storage servers in the CBT segment.

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

Sales and Marketing

We develop new businesses by identifying and contacting potential new customers and through referrals, or by direct contacts from new customers as a result of our strong brand recognition and reputation in the industry. We solidify our market presence through various types of marketing campaigns, such as participating in exhibitions, trade shows, and seminars, developing distributors and dealers, and presenting solutions to prospective customers. With strategic partnership with Taoping New Media, we founded and played a key role in the Taoping Alliance, a new media operating organization that includes numerous advertising agencies throughout China, which greatly improved our market expansion capability and industry reputation.

Customers and Related Parties

In fiscal year 2020, 2019 and 2018, no single customer represented 10% or more of our total revenue. The following tables provide revenue by our major customers for the years ended December 31, 2020, 2019 and 2018.

Year 2020

	Revenues	% of
	(Thousands)	Revenues
Quxian Qucheng Science and Technology Development Co. Ltd	$666	6%
Shenzhen Huaqi Technology Co., Ltd	624	6%
Shenzhen Bite Technology Co., Ltd	538	5%
Guangzhou Lindian Intelligent Technology Co., Ltd	459	4%
Hainan Zhiming Culture and Education Development Co. Ltd	450	4%
TOTAL	$2,737	25%

Year 2019

	Revenues	% of
	(Thousands)	Revenues
Shenzhen yixiang technology co. LTD	$830	6%
Suzhou Taoping Technology Co., Ltd.	693	5%
Shanghai Taoping Media Co., Ltd.	666	5%
Fujian Taoping IoT Technology Co., Ltd.	589	4%
Yunnan Taoping IoT Co., LTD	540	4%
TOTAL	$3,318	24%

Year 2018

	Revenues	% of
	(Thousands)	Revenues
Wuhan Taoping Media Co., Ltd.	$1,349	7%
Qingdao Taoping IoT Co., LTD.	947	5%
Fuzhou Taoping IoT Technology Co., Ltd.	796	4%
Anhui Taoping Media Co., Ltd.	729	3%
Xiamen Shenghuan Technology Co., Ltd.	678	3%
TOTAL	$4,499	23%

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

In 2017, we completed our business transformation to a leading products and services provider of CAT and IoT technology based digital advertising distribution network and new media resource sharing platform in the out-of-home Advertising Market in China. In 2017, we gained profitability as a result of the successful transition of our business model. In 2018, we continued to prove the sustainability of the new business model and increased the net income to be approximately $1.7 million. In 2020 and 2019, due to the unfavorable macro-economic environment and the slowdown of the out-of-home advertising market in China, we had net loss of approximately $18.3 million and $3.6 million respectively. For years going forward, we will continue to execute our business plan and build a nationwide cloud-based ad terminal network by penetrating into more cities throughout China, which is expected to generate substantial recurring service revenue for the Company, in addition to equipment sales.

In 2021, we have expanded our CAT based new media sharing platform into education and digital advertising sectors by forming a joint venture with and contracting collaborative framework agreements with well-known on-line education institutions to provide study abroad consulting, Project-Based Learning (PBL) program consulting, online education, and charitable education programs and acquiring Taoping New Media Co., Ltd. to provide out-of-home digital advertising. Also, we have been preparing to explore business opportunities in blockchain, digital assets, and cryptocurrency mining operations by recruiting seasoned executives, contracting various well-known consulting firms, suppliers, and operators in these areas, We have newly formed a Blockchain Business Division to manage blockchain development, digital assets NFT (None Fungible Token) and cryptocurrency mining operations, and a Digital Culture Business Division to cover on-line education and digital advertising operations. We have not generated revenues from this new business.

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

As of December 31, 2020, through our wholly-owned subsidiaries IST and TopCloud, we had 85 registered and copyrighted software products and held 16 patents. In addition, our variable interest entities, including iASPEC, Biznest and Bocom, hold 143 registered and copyrighted software products and 12 patents. We also own two domain names (http://www.taop.com; www.pubds.com).

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

We have funded a vendor to develop vehicular display terminal using our digital new media sharing platform to deliver advertisements. The development of vehicular display terminal was completed in September 2020 and started earning advertising revenue. According to modified contract, we have capitalized the funding as other non-current asset enjoying the intellectual property of the vehicular display terminal and shared advertising revenue generated from the vehicular display terminal within the four-year modified contract term.

Regulation

Because all of our operating entities are located in the PRC, we are regulated by the national and local laws of the PRC. This section summarizes the major PRC regulations relating to our business.

Permits and Certificates

Through our wholly-owned subsidiaries IST and our variable interest entities, we hold the following permits and certificates:

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

PRC Policies and Regulations relating to the Bitcoin Industry

According to the Circular of the People’s Bank of China, Ministry of Industry and Information Technology, China Banking Regulatory Commission, China Securities Regulatory Commission, and China Insurance Regulatory Commission on the Prevention of Risks from Bitcoin jointly promulgated by People’s Bank of China, Ministry of Industry and Information Technology, China Banking Regulatory Commission, China Securities Regulatory Commission, or CSRC, and China Insurance Regulatory Commission on December 3, 2013, or the Circular, Bitcoin shall be a kind of virtual commodity in nature, which shall not be in the same legal status with currencies and shall not be circulated as currencies and used in markets as currencies. The Circular also provides that financial institutions and payment institutions shall not engage in business in connection with Bitcoin. According to Announcement of the People’s Bank of China, the Cyberspace Administration of China, the Ministry of Industry and Information Technology, the State Administration for Industry and Commerce, the China Banking Regulatory Commission, the China Securities Regulatory Commission and the China Insurance Regulatory Commission on Preventing Initial Coin Offerings (ICO) Risks promulgated by seven PRC governmental authorities including the People’s Bank of China on September 4, 2017, or the Announcement, activities of offering and financing of tokens, including initial coin offerings, have been forbidden in the PRC since they may be suspected to be considered as illegal offering of securities or illegal fundraising. All so-called token trading platform should not (i) engage in the exchange between any statutory currency with tokens and “virtual currencies,” (ii) trade or trade the tokens or “virtual currencies” as central counterparties, or (iii) provide pricing, information agency or other services for tokens or “virtual currencies.” The Announcement further provides that financial institutions and payment institutions shall not engage in business in connection with transactions of offering and financing of tokens.

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

We were founded in 1993 and are headquartered in Shenzhen, China. As of December 31, 2020, we had approximately 58 full-time employees.

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

In May 2017, we completed the business transformation and rolled out CAT and IoT technology based digital ads distribution network and new media resource sharing platform in the out-of-home advertising market. In 2017, 2018 and 2019, we generated most revenue from selling fully integrated ads display terminals. In 2020, we have a portion of revenue generated from the sale of cloud severs as part of our CBT business. The revenue generated from SaaS and other software products and services remained small.

Recent Developments

In March and September 2020, the Company completed two financing transactions comprising of ordinary shares, convertible notes, and warrants with aggregate proceeds net of issuance cost and debt discount of $3.8 million.

During the first quarter of 2021, the Company entered into several securities purchase agreements with certain investors to sell an aggregate of 3,140,740 ordinary shares, no par value, with total proceeds of approximately $13.1 million before deducting offering expenses. The Company intends to use the net proceeds from the financing for working capital and general corporate purposes.

On January 26, 2021, the Company entered into a strategic partnership agreement with Ivy International Education Technology Co., Ltd. (“Ivy International Education”) to develop and market new learning programs for quality education. Ivy International Education is a professional organization engaged in study abroad consulting, Project-Based Learning (PBL) program consulting, online education, and charitable education programs. Ivy International Education is the only authorized representative of interactive K-12 Online Learning program provider MommyDaddyMe in the Chinese mainland market. In February, Biznest and Ivy International Education formed a joint venture company, Shenzhen Taoping Education Technology Co., Ltd., 51% equity interests of which owned by Biznest.

On March 17, 2021, we entered into a share purchase agreement to acquire 100% equity interest in Taoping New Media Co., Ltd. Pursuant to the share purchase agreement, as consideration we have agreed to issue to the shareholders of Taoping New Media a total of 1,213,630 ordinary shares of TAOP, calculated by dividing $10.24 million by 90% of the average closing price of TAOP ordinary shares over the 20 trading days prior to the execution of the share purchase agreement. The parties intend to close the transaction no later than May 10, 2021.

On March 22, 2021, the Company entered into a strategic cooperation agreement with BitFuFu.com (“BitFuFu”). Pursuant to the strategic collaboration agreement, both parties will leverage their respective advantages to focus on blockchain based cloud computing field to carry out all-round and multi-level cooperation on a global scale. TAOP will purchase blockchain cloud computing service with a total value of $10 million from BitFuFu within three years. The first batch of $1 million service subscription agreement was signed simultaneously with the strategic cooperation agreement. The first batch service period is from March 18, 2021 to March 13, 2022. Antminer, a cryptocurrency mining machine brand by Bitmain Technologies Ltd. (“Bitmain”) with the world’s largest market share, is a strategic partner of Bitfufu, and holds patents in mainland China. Bitmain is a company headquartered in Beijing, China that designs application-specific integrated circuit (ASIC) chips for bitcoin mining. By purchasing the blockchain cloud computing service, TAOP will be able to start Bitcoin mining through Antminer, which is expected to bring direct revenues for the Company.

On March 29, 2021, we entered into a share purchase agreement with Genie Global Limited. (“Genie Global”) to acquire 51% equity interest in Genie Global’s wholly owned subsidiary, Render Lake Tech Ltd. (“Render Lake”). Pursuant to the share purchase agreement, as consideration we have agreed to issue to Genie Global a total of 144,204 ordinary shares of TAOP, calculated as $1.53 million being divided by the average closing price of TAOP ordinary shares over the 5 trading days prior to the execution of the share purchase agreement. The parties intend to close the transaction no later than May 15, 2021.

On March 29, 2021, the Company entered into a strategic cooperation framework agreement with Shanghai Guanghua Education Investment Management Co., Ltd. (“Shanghai Guanghua Education”) and Wuhu Sasan Education Management Co., Ltd. (“Wuhu Sasan”), a majority-owned subsidiary of Shanghai Guanghua Education for a term of three years. Its main customers are the private schools under the Guanghua brand located in Wuxi city, Hefei city, Ningbo city, and Kunming city. As part of the agreement, TAOP and Wuhu Sasan formed a joint venture company Wuhu Taoping Education Technology Co., Ltd. in March, 2021. Biznest and Wuhu Sasan owns 51 percent and 49 percent equity interests in the joint venture, respectively. The business of the joint venture company is expected to be part of TAOP’s newly created Digital Culture Business Division.

On April 13, 2021, we signed a Bitcoin mining machine purchase agreement with Bitmain Technologies Limited. Pursuant to the purchase agreement, we will purchase Antminer S19j Pro Bitcoin mining machines with a total order value of about $24 million. The purchase will be funded by a line of credit backed by the personal real estate of Mr. Jianghuai Lin, the Company’s Chairman and CEO. The miners are scheduled to deliver starting from August 2021. Upon the completion of deliveries under the Purchase Agreement, TAOP is expected to own an additional hash rate of approximately 300,000 TH/s.

On April 19, 2021, we launched “Taoping G Cloud Data Center” located in Dong-guan City, Guangdong Province, and planned to deploy a total of 3,000 of general-purpose servers suitable for Ethereum and cloud desktops in the data center in 2021.

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

Under the Chinese EIT Law, IST is approved as High Technology Enterprises and respective income tax rates were reduced to 15%. Biznest is approved as software enterprises and enjoys EIT at the tax rate of 12.5%. TopCloud, ISIOT, iASPEC and Bocom are subject to regular EIT at 25%.

Business Segment Information

Segment information is consistent with how management reviews business health, makes investment, allocates resources and assesses operating performances. Transfers and sales between reportable segments, if any, are recorded at cost.

We report financial and operational information in the following two segments:

(1)	Cloud-based Technology (CBT) segment — The CBT segment is the Company’s current and future focus for corporate development. It includes the Company’s cloud-based products, high-end data storage servers. and related services sold to private sectors including new media, healthcare, education, and residential community management, and among other industries and applications. In this segment, the Company generates revenues from the sales of hardware and software total solutions with proprietary software and content as well as from designing and developing software products specifically customized for private sector customers’ needs for a fixed price. As a result of COVID-19 pandemic, city lockdowns, travel restrictions, and other preventive measures had negatively impacted on the China out-of-home advertising business and significantly dampened customers’ demand for ads display terminals. Nevertheless, mandatory home stays and work from remote locations triggered a steep surge in on-line gaming, on-line shopping, on-line entertainment, and electronic communication, and created a great demand for high-end data storage servers to accommodate internet information transmission. The Company has stabilized supply chains for the high-end data storage server to meet market demands supplementing the declining revenue from ads display terminals and included the revenue and cost of revenue of high-end data storage servers in the CBT segment.

(2)	Traditional Information Technology (“TIT”) segment — The TIT segment includes our project-based technology products and services sold to the public sector, including Digital Public Security Technology (DPST) and Multi- screen Digital Display System (MDDS). In this segment, we generate revenues from sales of software and systems integration services.

For more information regarding our operating segments, see Note 18 (Consolidated Segment Data) to our audited consolidated financial statements included elsewhere in this report.

Results of Operations

Comparison of Years Ended December 31, 2020 and 2019

The following table sets forth key components of our results of operations for fiscal years ended December 31, 2020 and 2019, both in dollars and as a percentage of our revenue.

	December 31, 2020		December 31, 2019
	Amount	% of Revenue	Amount	% of Revenue
Revenue	$11,062,775	100.00%	$13,791,303	100.00%
Costs of revenue	7,119,125	64.35%	7,189,092	52.13%
Gross profit	3,943,650	35.65%	6,602,211	47.87%
Administrative expenses	(16,707,106)	(151.02)%	(6,657,972)	(48.28)%
Research and development expenses	(3,889,126)	(35.16)%	(3,592,843)	(26.05)%
Selling expenses	(714,147)	(6.46)%	(523,557)	(3.80)%
(Loss) from operations	(17,366,729)	(156.98)%	(4,172,161)	(30.25)%
Subsidy income	556,186	5.03%	431,555	3.13%
Other (loss) income, net	(578,766)	(5.23)%	238,200	1.73%
Interest income	4,798	0.04%	133,517	0.97%
Interest expense	(1,018,013)	(9.20)%	(499,852)	(3.62)%
(Loss) before income taxes	(18,402,524)	(166.35)%	(3,868,741)	(28.05)%
Income tax benefit	71,316	0.64%	274,480	1.99%
Net (loss)	(18,331,208)	(165.70)%	(3,594,261)	(26.06)%
Less: Net loss attributable to non- controlling interest	636,433	5.75%	11,929	0.09%
Net (loss) attributable to Company	$(17,694,775)	(159.95)%	$(3,582,332)	(25.98)%

Revenue. We generate revenues from selling hardware, software, system integration, software as a service, and other technology-related services to customers including Taoping New Media Co., Ltd. and its affiliates. Taoping New Media Co., Ltd is controlled by our CEO, Mr. Lin. We have identified Taoping New Media Co., Ltd. and its affiliates as related parties. For the year ended December 31, 2020, our total revenue was $11.0 million, of which approximately $0.5 million was from related parties, compared to total revenue of $13.8 million for the year ended December 31, 2019, a decrease of $2.8 million, or 20%. The decrease was primarily due to the impact of the Covid-19 pandemic and the unfavorable macro environment and the slowdown of the out-of-home advertising market in China in 2020.

In 2020, COVID-19 adversely affected our business expansion in the out-of-home advertising market, which resulted in the decrease of ad-terminal sales to Taoping affiliates. In the meantime, we input more efforts in the sales of customized software development and super computer with low margin, for the purpose of expanding more revenue-stream under the adverse environment of 2020. Revenue generated from sales of customized software development and high-end data storage server in 2020 was $3.1 million and $4.6 million, respectively. With our well-established sales channel and business expansion in the blockchain related business, we will continue to sell high-end data storage server and cryptocurrency mining machine in 2021.

Starting from January 2020, the coronavirus outbreak, also known as COVID-19, has caused the Chinese government to take quarantine measures, such as nationwide lockdowns, transportation restrictions, public gathering prohibitions and temporary closures of non-essential businesses, which had put economic activities in a suspension mode until late March, in addition to the regular Chinese New Year Holiday. Although the COVID-19 pandemic has largely been contained in China since the third quarter of 2020 and businesses have gradually resumed to operations, China’s economic recovery still faces great challenges.

The COVID-19 pandemic has been contained in China with sporadic imported infection cases since the third quarter of 2020, overall business activities have resumed normal including the out-of-home digital advertising industry. Upon completion of acquisition of Taoping New Media Co., Ltd in mid-year of 2021, we will become a fully integrated new media advertising enterprise with technical expertise in cloud based new media sharing platform, smart ads display terminal, and mobile applications extended to the end customers who pay for the advertising slots to promote their businesses or special events. Additional advertising revenue will strengthen our profitability, cash flows, liquidity, and capital resources. The COVID-19 pandemic has changed many business landscapes to internet based on-line operations, educational learning programs in particular. In 2021, we have formed strategic partnerships with well-known education institutions to launch on-line educational programs to enhance business opportunities with our strength in cloud-based technology. In addition, we are positioning ourselves in the cloud-based applications, blockchain, digital assets, and cryptocurrency mining operations, which are the future of FinTech. We believe that it will be a robust year for 2021.

The following table shows our revenue, percentage of revenue, cost of revenue and gross margin, by revenue categories:

	Year Ended December 31, 2020				Year Ended December 31, 2019
		% of	Cost of	Gross		% of	Cost of	Gross
	Revenue	Revenue	Revenue	Margin	Revenue	Revenue	Revenue	Margin
Products	$6,966,868	62.98%	6,211,647	10.84%	$10,468,382	75.91%	6,448,965	38.40%
Software	3,080,152	27.84%	572,054	81.43%	2,246,497	16.29%	525,473	76.61%
System Integration	-	-%	-	-	-	-%	74,494	-
Others	1,015,755	9.18%	335,424	66.98%	1,076,424	7.80%	140,160	86.98%
Total	$11,062,775	100.00%	7,119,125	35.65%	$13,791,303	100.00%	7,189,092	47.87%

A breakdown of revenue, percentage of revenue, cost of revenue and gross margin by segments is as follows:

	Year Ended December 31, 2020				Year Ended December 31, 2019
		% of	Cost of	Gross		% of	Cost of	Gross
	Revenue	Revenue	Revenue	Margin	Revenue	Revenue	Revenue	Margin
TIT Segment	$377,499	3.41%	319,921	15.25%	$241,132	1.75%	337,261	(39.87)%
CBT Segment	10,685,276	96.59%	6,799,204	36.37%	13,550,171	98.25%	6,851,831	49.43%
Total	$11,062,775	100.00%	7,119,125	35.65%	$13,791,303	100.00%	7,189,092	47.87%

Cost of revenue and gross profit. As indicated in the tables above, our cost of revenue decreased by $0.1 million, or 1.0%, to $7.1 million, for the year ended December 31, 2020, from $7.2 million for the year ended December 31, 2019. As a percentage of revenue, our cost of revenue increased to 64.4% during the year ended December 31, 2020, from 52.1% during the year ended December 31, 2019. As a result, gross profit as a percentage of revenue decreased to 35.7% for the year ended December 31, 2020 from 47.9% for the year ended December 31, 2019. The decrease in the overall gross margin primarily resulted from the increase in sales revenues of cloud server which usually demand lower margin. We expect the gross margin of 2021 will increase as result of the new additions of cloud-based education business and blockchain related revenue.

Administrative expenses. Our administrative expenses consist primarily of compensation and benefits for our general management, finance and administrative staff, professional advisor consulting fees, audit fees, and other expenses incurred in connection with general operations. Our administrative expenses increased by $10.0 million, or 150.9%, to $16.7 million for the year ended December 31, 2020, from $6.6 million for the year ended December 31, 2019. As a percentage of revenue, administrative expenses increased to 151.0% for 2020, from 48.3% for 2019. Such increase was primarily due to an increase of $12.8 million in allowance for credit losses of receivable, as a result of the slowdown of the out-of-home advertising industry in China and the deterioration of certain customers’ financial conditions as negatively impacted by the Covid-19 pandemic. Given the unfavorable outlooks of overall economy and the out-of-home advertising market, we will continue to control our administrative expenses, by investing more efforts in the collection of accounts receivable and expenses and fees control. We expect that the administrative expenses in 2021 will decrease as a result of the decrease of allowance of credit loss with the recovery of out-of-home advertising market and overall economy of China. As a percentage of revenue, administrative expenses will decrease as a result of the foregoing and the expected additions of new revenue streams.

Research and development expenses. Our research and development expenses consist primarily of personnel related expenses, as well as costs associated with new software and hardware development and enhancement. Our research and development expenses increased by $0.3 million, or 8.3%, to $3.9 million for the year ended December 31, 2020, from $3.6 million for the year ended December 31, 2019. Such increase was primarily due to the increase of depreciation of R&D related hardware equipment and software. As a percentage of revenue, research and development expenses increased to 35.2% for 2020, from 26.1% in 2019. We expect that the R&D expenses in 2021 will increase as a result of our business expansion in the cloud-based education program and the blockchain related applications, while as a percentage of revenue, R&D expenses will slightly decrease.

Selling expenses. Our selling expenses consist primarily of the compensation and benefits to our sales and marketing staff, traveling costs, and other selling activities related costs. Our selling expenses increased by $0.2 million, or 36.4%, to $0.7 million for the year ended December 31, 2020, from $0.5 million for the year ended December 31, 2019. This increase was due to the increase of the marketing expense in support of our nationwide Taoping network. We expect that the selling expenses in 2021 will increase as a result of the acquisition of Taoping New Media and the business expansion in the cloud-based education program, while as a percentage of revenue, selling expenses will slightly decrease.

Subsidy income. Because we have developed a number of new products that are promoted and designated by the Chinese government as highly innovative technology, we received governmental subsidies of $0.6 million and $0.4 million in years ended December 31, 2020 and 2019, respectively.

Other (loss) income. Other loss for the year ended December 31, 2020 was approximately $0.6 million, compared to other income of approximately $0.2 million in 2019. Other loss in 2020 was mainly the loss of arbitration of $0.2 million due to dispute of certain sales contracts entered in prior years, accrued possible loss of $0.1 million for a legal proceeding regarding a customer’s bankruptcy claim, a loss of $0.2 million on return of prior year government conditional funding and inventory write-off of $0.1million.

Interest expense. Interest expense for the year ended December 31, 2020 was approximately $1.0 million, compared to interest expense of approximately $0.5 million in 2019. The increase of interest expense in 2020 was mainly due to the interest accrual and the amortization of debt discount from issuance of convertible notes in 2020.

Income tax expense. We recorded income tax benefit of $0.07 million for the year ended December 31, 2020, as compared to $0.3 million of income tax benefit in 2019, primarily as a result of reversal of income tax payable in the prior years.

Net (loss) income attributable to Company. As a result of the cumulative effect of the foregoing factors, we had a net loss attributable to the Company of $17.7 million for the year ended December 31, 2020, as compared to net loss of $3.6 million for the year ended December 31, 2019.

Comparison of Years Ended December 31, 2019 and 2018

The following table sets forth key components of our results of operations for fiscal years ended December 31, 2019 and 2018, both in dollars and as a percentage of our revenue.

	For the Year Ended
	December 31, 2019		December 31, 2018
	Amount	% of Revenue	Amount	% of Revenue
Revenue	$13,791,303	100.00%	$20,578,340	100.00%
Costs of revenue	7,189,092	52.13%	10,924,246	53.09%
Gross profit	6,602,211	47.87%	9,654,094	46.91%
Administrative expenses	(6,657,972)	(48.28)%	(4,299,820)	(20.89)%
Research and development expenses	(3,592,843)	(26.05)%	(4,756,088)	(23.11)%
Selling expenses	(523,557)	(3.80)%	(429,362)	(2.09)%
(Loss) income from operations	(4,172,161)	(30.25)%	168,824	0.82%
Subsidy income	431,555	3.13%	556,187	2.70%
Other income (loss), net	238,200	1.73%	400,566	1.95%
Interest income	133,517	0.97%	36,381	0.18%
Interest expense	(499,852)	(3.62)%	(484,403)	(2.35)%
(Loss) income before income taxes	(3,868,741)	(28.05)%	677,555	3.29%
Income tax benefit	274,480	1.99%	1,201,231	5.84%
Net (Loss) income	(3,594,261)	(26.06)%	1,878,786	9.13%
Less: net loss (income) attributable to non-controlling interest	11,929	0.09%	(186,803)	(0.91)%
Net loss (income) attributable to Company	$(3,582,332)	(25.98)%	$1,691,983	8.22%

Revenue. We generate revenues from selling hardware, software, system integration, software as a service, and other technology-related services to customers including Taoping New Media Co., Ltd. and its affiliates. Taoping New Media Co., Ltd is controlled by our CEO, Mr. Lin. We have identified Taoping New Media Co., Ltd. and its affiliates as related parties. For the year ended December 31, 2019, our total revenue was $13.8 million, of which approximately $7.5 million was from related parties, compared to total revenue of $20.6 million for the year ended December 31, 2018, a decrease of $6.8 million, or 33%. The decrease was primarily due to the unfavorable macro environment and the slowdown of the out-of-home advertising market in China in 2019.

Starting from January 2020, the coronavirus outbreak, also known as COVID-19, has caused the Chinese government to take quarantine measures, such as nationwide lockdowns, transportation restrictions, public gathering prohibitions and temporary closures of non-essential businesses, which had put economic activities in a suspension mode until late March, in addition to the regular Chinese New Year Holiday. Although the COVID-19 pandemic has largely been contained in China since then and businesses have gradually resumed to operations, China’s economic recovery still faces great challenges. Against this background, we believe that China’s out-of-home advertising market and our revenue in 2020 so far have been negatively affected.

The COVID-19 has had a material adverse impact on our operating results for the first quarter of 2020. We had a year-over-year decrease of approximately 26% in revenue in the first quarter of 2020, according to unaudited financial information, and a potential slowdown in collection of accounts receivable in 2020. We have seen sales starting to increase in the second quarter compared with the first quarter in 2020. However, we do not expect a significant impact on our operations and financial results in the long run unless the COVID-19 pandemic is not contained in the year of 2020. The pandemic in China is currently under control. Businesses around China have largely returned to normal since April 2020. The operations of our customers and our supply chain have been back to normal since most cities in China have lifted the lockdown restrictions.

The following table shows our revenue, percentage of revenue, cost of revenue and gross margin, by revenue categories:

	Year Ended December 31, 2019				Year Ended December 31, 2018
		% of	Cost of	Gross		% of	Cost of	Gross
	Revenue	Revenue	Revenue	Margin	Revenue	Revenue	Revenue	Margin
Products	$10,468,382	75.91%	6,448,965	38.40%	$15,919,288	77.36%	9,808,837	38.38%
Software	2,246,497	16.29%	525,473	76.61%	3,083,312	14.98%	783,702	74.58%
System Integration	-	-%	74,494	-%	-	-%	227,677	-%
Others	1,076,424	7.80%	140,160	86.98%	1,575,740	7.66%	104,030	93.40%
Total	$13,791,303	100.00%	7,189,092	47.87%	$20,578,340	100.00%	10,924,246	46.91%

A breakdown of revenue, percentage of revenue, cost of revenue and gross margin by segments is as follows:

	Year Ended December 31, 2019				Year Ended December 31, 2018
		% of	Cost of	Gross		% of	Cost of	Gross
	Revenue	Revenue	Revenue	Margin	Revenue	Revenue	Revenue	Margin
TIT Segment	$241,132	1.75%	337,261	(39.87)%	$383,419	1.86%	726,572	(89.50)%
CBT Segment	13,550,171	98.25%	6,851,831	49.43%	20,194,921	98.14%	10,197,674	49.50%
Total	$13,791,303	100.00%	7,189,092	47.87%	$20,578,340	100.00%	10,924,246	46.91%

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

The Company generates its revenues primarily from three sources: (1) product sales, (2) software sales, and (3) other sales. Revenue is recognized when obligations under the terms of a contract with our customers are satisfied; and generally occurs upon delivery of the goods and services.

Revenue - Products

Product revenues are generated primarily from the sale of Cloud-Application-Terminal based digital ads display terminals with integrated software essential to the functionality of the hardware to our customers (inclusive of related parties) and high-end data storage servers. Although manufacturing of the hardware has been outsourced to the Company’s Original Equipment Manufacturer (OEM) suppliers, the Company has acted as the principal of the contract. The Company recognized the product sales at the point of delivery. The Company has indicated that it may from time to time provide future unspecified software upgrades to the hardware products’ essential software, which is expected to be infrequent and, free of charge. Non-software service is mainly the one-time training session provided to the customer to familiarize them with the software operation upon the customer’s initial introduction to the software platform. The costs of providing infrequent software upgrade and training provided to the customer for familiarizing the software operations are de minimis. As a result, the Company does not allocate transaction price to software upgrade and customer training. Hardware sales are classified as “Revenue-Products” on the Company’s consolidated statements of operations.

Revenue - Software

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

Revenue - Other

The Company also reports other revenue which comprises revenue generates from System upgrade and technical support services, platform service fee, advertising revenue, and rental income.

System upgrade and technical support revenue is recognized when performance obligations are satisfied upon completion of the services. Platform service fee is charged based on number of the display terminals used by the customers or a percentage of advertising revenue generated by the display terminals. Platform service revenue is recognized on a monthly basis over the contract period.

The Company recognizes new media advertising revenue upon transferring services for delivering the advertisements as contracted with customers, who rents advertising slots on vehicular display terminals for an agreed upon transaction price. New media advertising revenue is recognized over period of time.

Accounts Receivable, Accounts Receivable –related parties

In January 2020, the Company adopted ASU 2016-13, Topics 326-Credit Loss, Measurement of Credit Losses on Financial Instruments, which replaces the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (CECL) methodology, as its accounting standard for its trade accounts receivable.

The adoption of the credit loss accounting standard has no material impact on the Company’s consolidated financial statements as of January 1,2020. Accounts receivable are recognized and carried at carrying amount less an allowance for credit loss, if any. The Company maintains an allowance for credit losses resulting from the inability of its customers to make required payments based on contractual terms. The Company reviews the collectability of its receivables on a regular and ongoing basis. The Company has also included in calculation of allowance for credit losses, the potential impact of the COVID-19 pandemic on our customers businesses and their ability to pay their accounts receivable. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. The Company also considers external factors to the specific customer, including current conditions and forecasts of economic conditions, including the potential impact of the COVID-19 pandemic. In the event the Company recovers amounts previously reserved for, the Company will reduce the specific allowance for credit losses.

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

Long-Lived Assets

The Company’s long-term investment consists of equity investments without readily determinable fair value. The Company adopted ASU No. 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities (“ASU 2016-01”), codified in ASC Topic 321, Investments—Equity Securities (“ASC 321”), from January 1, 2018. Pursuant to ASC 321, equity investments, except for those accounted for under the equity method, those that result in consolidation of the investee and certain other investments, are measured at fair value, and any changes in fair value are recognized in earnings. For equity securities without readily determinable fair value and do not qualify for the existing practical expedient in ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”) to estimate fair value using the net asset value per share (or its equivalent) of the investment, the Company elected to use the measurement alternative to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. Significant judgments are required to determine (i) whether observable price changes are orderly transactions and identical or similar to an investment held by the Company; and (ii) the selection of appropriate valuation methodologies and underlying assumptions, including expected volatility and the probability of exit events as it relates to liquidation and redemption features used to measure the price adjustments for the difference in rights and obligations between instruments.

For equity investments that the Company elects to use the measurement alternative, the Company makes a qualitative assessment considering impairment indicators to evaluate whether investments are impaired at each reporting date. Impairment indicators considered include, but are not limited to, a significant deterioration in the earnings performance or business prospects of the investee, including factors that raise significant concerns about the investee’s ability to continue as a going concern, a significant adverse change in the regulatory, economic, or technologic environment of the investee and a significant adverse change in the general market condition of either the geographical area or the industry in which the investee operates. If a qualitative assessment indicates that the investment is impaired, the entity has to estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the Company recognizes an impairment loss in net income equal to the difference between the carrying value and fair value.

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

B. Liquidity and Capital Resources

As of December 31, 2020, we had cash and cash equivalents of $0.9 million.

In January 2020, the Company adopted ASU 2016-13, Topics 326-Credit Losses, Measurement of Credit Losses on Financial Instruments, which replaces the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (CECL) methodology, as its accounting standard for its trade accounts receivable.

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

The normal credit term is ranging from 1 month to 3 months after the customers’ acceptance of hardware or software, and completion of services. However, because of various factors of business cycle, the actual collection of outstanding accounts receivable may be beyond the normal credit terms.

In accordance with ASC 210-10-45, the non-current accounts receivable and non-current accounts receivable-related parties represent the amounts that the Company does not reasonably expect to be realized during the normal operating cycle of the Company. Considering the limited operating history with the customers and Taoping Alliance members, in accordance with ASC 210-10-45, the operating cycle of the Company is not identifiable. Therefore, the Company uses one-year time period as the basis for the separation of current and non-current assets.

The allowance for credit losses at December 31, 2020 and 2019, totaled approximately $21.2 million and $7.2 million, respectively, representing management’s best estimate. The following table describes the movement for allowance for credit losses during the year ended December 31, 2020.

Balance at January 1, 2020	$7,212,644
Increase in allowance for credit losses	13,528,638
Foreign exchange difference	476,124
Balance at December 31, 2020	$21,217,406

The COVID-19 has had a material adverse impact on our operating results for the year of 2020. The epidemic in China is currently under control. Businesses around China have largely returned to normal. With the additional injection of the approximately $13.1 million net proceeds raised in the first quarter of 2021, we believe that we will have sufficient capital to maintain our operations for the next 12 months. With the deployment of Antminers and general-purpose servers in 2021 and beyond, we expect to obtain additional capital through equity or debt financings.

The following table summarizes the key cash flow components from our consolidated statements of cash flows for the periods indicated.

Cash Flows

	Years Ended December 31,
	2020	2019	2018
Net cash (used in) provided by operating activities	(1,782,893)	(1,682,104)	2,473,802
Net cash (used in) provided by investing activities	(1,733,643)	151,855	(4,066,939)
Net cash provided by financing activities	3,072,948	1,586,347	176,786
Effects of exchange rate changes on cash and cash equivalents	20,782	(189,692)	(191,197)
Net decrease in cash and cash equivalents	(422,752)	(133,594)	(1,607,548)
Cash, cash equivalents, and restricted cash at beginning of the year	1,519,666	1,653,260	3,260,808
Cash, cash equivalents, and restricted cash at end of the year	1,096,914	1,519,666	1,653,260

Operating Activities

Net cash used in operating activities was $1.8 million for the year ended December 31, 2020 and net cash used in operating activities was $1.7 million for the year ended December 31, 2019. Net cash provided by operating activities was $2.5 million for the year ended December 31, 2018. As a result of the unfavorable macro environment and the slow-down of the out-of-home advertising industry in China, we had a net loss of $18.3 million in 2020, comparing to a net loss of $ 3.6 million in 2019 and a net income of $1.9 million 2018, respectively.

Investing Activities

Net cash used in investing activities was $1.7 million for the year ended December 31, 2020, and net cash provided by investing activities was $0.2 million for the year ended December 31, 2019. Net cash used in investing activities was $4.1 million for the year ended December 31, 2018. Net cash used in investing activities in 2020 was mainly due to the purchase of software and hardware equipment.

Financing Activities

Net cash provided by financing activities was $3.1 million for the year ended December 31, 2020, mainly attributable to short-term bank borrowings receipts of $6.3 million and the receipts of $2.7 million of net proceeds from a convertible note financing, and $1.2 million of net proceeds from private placement offset by $7.1 million in repayment of short-term loans. Net cash provided by financing activities was $1.6 million for the year ended December 31, 2019, mainly attributable to short-term bank borrowings receipts of $7.8 million and the receipts of $1.0 million net proceed from a convertible note financing, offset by $7.2 million in repayment of short-term loans. Net cash provided in financing activities was $0.2 million for the year ended December 31, 2018, mainly attributable to short-term bank borrowings receipts of $6.8 million and equity financing of $1.5 million, offset by $8.2 million in repayment of short-term loans.

Loan Facilities

As of December 31, 2020 and 2019, our loan facilities were as follows:

Short-term bank loans

	December 31,
	2020	2019
Secured short-term loans	$6,210,176	$6,584,664
Total short-term bank loans	$6,210,176	$6,584,664

Management’s Plans

In the first 6 months of 2020, various levels of city lock-downs resulted in confining individual’s mobility, ceasing private and public transportations, halting vast majority of business transactions, depleting businesses’ cash flows due to outbreak of the COVID-19 pandemic. As a result of negative impact to overall economy and businesses from the COVID-19 pandemic, the Company was unable to deliver products and services and collect outstanding trade accounts receivable as planned causing significant decline in revenue and increase in allowance for credit losses.

Due to the unfavorable macro environment and the slowdown of the out-of-home advertising industry in China, the Company suffered a net loss of approximately $18.3 million for the year ended December 31, 2020, compared to a net loss of approximately $3.6 million for the year ended December 31, 2019. The Company reported cash outflows from operations of approximately $1.8 million for the year ended December 31, 2020, compared to cash outflows from operations of $1.7 million for the year ended December 31, 2019. As of December 31, 2020, the Company had a working capital deficit of approximately $17.4 million, compared to a working capital deficit of approximately $7.0 million as of December 31 2019.The Company had significant accumulated deficit approximately $192.2 million and $174.5 million as of December 31, 2020 and 2019, respectively.

In March 2020, the Company completed a financing transaction comprising of ordinary shares, convertible notes, and warrants with aggregate proceeds net of issuance cost and debt discount of $1.9 million. In September 2020, the Company consummated a financing transaction comprising of ordinary shares, convertible notes, and warrants with aggregate proceeds net of issuance cost and debt discount of $1.9 million. Both financing activities were to increase the Company’s working capital. In July and September 2020, the Company also successfully secured three one-year short term bank loans totaling approximately $2.0 million to further better liquidly. In the first quarter of 2021, the Company consummated a series of financing transactions for new issuance of ordinary shares, with net proceeds of approximately $13.1 million to enrich the Company’s working capital.

In 2018, the Company completed transformation of its business model from providing IT software, hardware, and system integration services to the public sectors to offering cloud-based ecosystem solutions to the private sectors. In 2020, the management continued to execute the existing business strategies with focuses on selection of quality customers, collection of accounts receivable, maintaining proper inventory level, and managing accounts payable to enhance operating cash flows. In addition, the Company will aggressively develop domestic and international markets to attract new customers. The Company has also advanced into international arena by forming a joint venture in Singapore, establishing a business relationship in Canada, and exploring opportunities in other geographical regions. Starting from the first quarter of 2021, the Company has also sought to explore more market opportunities with the acquisition of 100% shares of Taoping New Media Co., Ltd. and 51% stake of Render Lake Tech Limited. Taoping New Media is a leading media operator in China’s out-of-home digital advertising industry. It has built up its digital advertising network based on TAOP’s cloud platform. Mr. Jianghuai Lin, the Chairman and CEO of TAOP, currently owns approximately 51% of Taoping New Media. Render Lake is a company that provides comprehensive cloud solutions and develops cloud desktop, cloud rendering, cloud computing, NFT (Non-Fungible Token), and cloud gaming businesses. The Company is to issue new ordinary common shares to pay for these two acquisitions. The acquisitions of Taoping New Media Co., Ltd and Render Lake Tech Limited are expected to close in mid-year of 2021.

In addition, management believes that the Company has the ability, if needed, to obtain additional credit lines from local banks to provide for capital needs for market expansions by using the title of its office facility as collateral. Management believes that the Company’s current cash and cash equivalents, anticipated cash flows from operations will sustain our operations and business expansion.

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

The following table provides the amount of our statutory general reserve, the amount of restricted net assets, consolidated net assets, and the amount of restricted net assets as a percentage of consolidated net assets, as of December 31, 2020 and 2019:

	December 31,
	2020	2019
PRC general reserve - restricted net assets	$14,044,269	$14,044,269
Consolidated net assets	$(7,664,671)	$5,267,834
Restricted net assets as percentage of consolidated net assets	(183.23)%	266.60%

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

As of December 31, 2020 and 2019, the breakdown of our cash and cash equivalents (including restricted cash) was as follows:

	December 31,
	2020	2019
Cash located outside of the PRC	$41,792	$28,333
Cash held by VIE and its subsidiaries	506,139	568,838
Cash held by other entities located in the PRC (except VIEs noted above)	548,983	922,495
	$1,096,914	$1,519,666

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

F. Tabular Disclosure of Contractual Obligations

The table below shows our material contractual obligations as of December 31, 2020.

	Payments Due by Period
		Less than			More than
Contractual Obligations	Total	1 year	1-3 years	3-5 years	5 years
Short-term bank loans	6,210,176	6,210,176	-	-	-
Total	$6,210,176	6,210,176	-	-	-

G. Safe Harbor

See “Introductory Notes—Forward-Looking Information.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information regarding our directors and senior management, as well as employees upon whose work we are dependent, as of the date of this annual report.

NAME	AGE	POSITION
Jianghuai Lin	52	Chairman of the Board, Chief Executive Officer
Zhiqiang Zhao	50	Director, President and Interim Chief Financial Officer
Zhixiong Huang	52	Chief Operating Officer
Guangzeng Chen	42	Chief Technology Officer and Chief Product Officer
Dongfeng Wang	45	Chief Strategy Officer
Qian Wang	34	Chief Investment Officer
Yunsen Huang	75	Director
Yong Jiang	47	Director
Remington C.H. Hu	55	Director

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

Mr. Dongfeng Wang. Mr. Wang has 22 years of work experience in the Internet industry. He has gone through the era of PC Internet and mobile Internet, and deeply participated in the growing blockchain Internet. His rich entrepreneurship experience put him in the forefront of development trends in digital revolution, and enabled him to accumulate great management expertise in enterprise positioning and corporate innovation. In 2004, Mr. Wang founded Zcom Digital Magazine, one of the earliest e-magazine platforms in China. In 2009, Mr. Wang co-founded Forgame Group, a company engaged in the business of game and fintech in China, and successfully listed the company on the Main Board of The Stock Exchange of Hong Kong Limited in 2013. In 2017, Mr. Wang started investments in blockchain technology and digital assets mining operations as a venture partner of Longling Capital Co. Ltd, a Chinese venture capital firm specializing in seed stage, early stage and angel investments. Mr. Wang graduated from Beijing Construction University with a bachelor’s degree in International Trade.

Mr. Qian Wang. Mr. Wang has extensive industry experience in cloud computing services, blockchain applications and operations, and overseas capital market operations. Before joining TAOP, he served as co-Chief Executive Officer of Grand Shores Technology (1647.HK), the major business of which focuses on design, construction, and operation of crypto cloud computing centers and development of blockchain innovation. Mr. Wang got CFA charter and received both a Postgraduate Diploma in Financial Markets and Portfolio Management and Bachelor’s degree in Accounting and Finance from the University of Hong Kong.

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

B. Compensation

In 2020, we paid an aggregate of approximately $533,631 in cash compensation to our directors and senior management as a group. We do not set aside or accrue any amounts for pension, retirement or other benefits for our directors and senior management. However, we reimburse our directors for out-of-pocket expenses incurred in connection with their services in such capacity.

2016 Equity Incentive Plan

On May 9, 2016, the Board of Directors of the Company adopted the 2016 Equity Incentive Plan, or the 2016 Plan, pursuant to which the Company may offer up to 833,334 ordinary shares as equity incentives to its directors, employees and consultants. Such number of shares is subject to adjustment in the event of certain reorganizations, mergers, combinations, recapitalizations, stock splits, stock dividends, or other change in the corporate structure of the Company affecting the shares issuable under the 2016 Plan. As of December 31, 2020, we have granted options to purchase an aggregate of approximately 390,714 ordinary shares under the 2016 Plan.

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

Shares Available for Issuance Under the 2016 Plan. Subject to adjustment as described below, (a) the maximum aggregate number of Shares that may be issued under the 2016 Plan is 833,334 Ordinary Shares, (b) to the extent consistent with Section 422 of the Code, not more than an aggregate of 833,334 Ordinary Shares may be issued under ISOs, and (c) not more than 83,334 Ordinary Shares (or for Awards denominated in cash, the Fair Market Value of 83,334 Ordinary Shares on the Grant Date), may be awarded to any individual Participant in the aggregate in any one fiscal year of the Company, such limitation to be applied in a manner consistent with the requirements of, and only to the extent required for compliance with, the exclusion from the limitation on deductibility of compensation under Code Section 162(m). The number and class of shares available under the 2016 Plan are subject to adjustment in the event of certain reorganizations, mergers, combinations, recapitalizations, share splits, share dividends, or other similar events which change the number or kind of shares outstanding.

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

The 2016 Plan will terminate five years following the date it was adopted by the Board, unless sooner terminated by the Board.

On May 27, 2016, the following directors and officers were granted options to purchase ordinary shares of the Company under the 2016 Plan:

●	Jianghuai Lin, options to purchase 50,000 ordinary shares

●	Zhiqiang Zhao, options to purchase 33,334 ordinary shares

●	Zhixiong Huang, options to purchase 33,334 ordinary shares

●	Guangzeng Chen, options to purchase 25,000 ordinary shares

The options are exercisable at the fair market value of the Company’s ordinary shares on the grant date May 27, 2016 ($7.26 per share) with 40% of the options vesting 18 months after the date of grant, 30% vesting 30 months after the date of grant and the remaining 30% vesting 42 months after the date of grant. On January 22, 2018, Messrs. Lin, Zhao, Huang and Chen exercised their options granted on May 27, 2016 on a cashless basis, and received 11,933, 7,956, 7,956 and 5,967 ordinary shares of the Company, respectively. On July 31, 2020, Messrs. Lin, Zhao, Huang and Chen exercised their options granted on May 27, 2016 on a cashless basis, and received 5,250, 3,500, 3,500, 2,625 ordinary shares of the Company, respectively.

On May 17, 2017, Mr. Chen was granted options to purchase additional 40,000 ordinary shares of the Company under the 2016 Plan. The options are exercisable at the fair market value of the Company’s ordinary shares on the date of the grant ($5.94 per share) with 40% of the options vesting 12 months after the date of grant, 30% vesting 24 months after the date of grant and the remaining 30% vesting 36 months after the date of grant. On July 31, 2020, Mr. Chen exercised his options granted on May 17, 2017 on a cashless basis, and received 13,000 ordinary shares of the Company.

On July 10, 2020, a total of 57,366 share options were granted to certain consultants of the Company.

On July 24, 2020, the following directors and officers were granted options to purchase ordinary shares of the Company under the 2016 Plan:

●	Jianghuai Lin, options to purchase 42,500 ordinary shares

●	Zhiqiang Zhao, options to purchase 33,334 ordinary shares

●	Zhixiong Huang, options to purchase 33,334 ordinary shares

●	Guangzeng Chen, options to purchase 30,834 ordinary shares

C. Board Practices

Terms of Directors and Executive Officers

Our Board of Directors currently consists of five directors, who were elected to serve until they resign, are removed or otherwise leave offices. Directors may be elected by shareholders at any general meeting by a majority of votes cast. Each director so elected holds office for the term, if any, as may be specified in the resolution appointing him or until his earlier death, disqualification, resignation or removal. The directors may appoint one or more directors to fill a vacancy on the Board of Directors. We do not have any contracts with our directors providing for benefits upon termination of employment.

Our executive officers are appointed by our Board of Directors. The executive officers shall hold office until their successors are duly elected and qualified, but any officer elected or appointed by the directors may be removed at any time, with or without cause, by a majority vote of the directors.

Board Composition and Committees

The Board has established three standing committees: Audit Committee, Compensation Committee and Governance and Nominating Committee. Each of the Audit Committee, Compensation Committee and Governance and Nominating Committee is comprised entirely of independent directors. From time to time, the Board may establish other committees. The Board has adopted a written charter for each of the Committees which are available on the corporate governance page of our website at www.taop.com. Printed copies of these charters may be obtained, without charge, by contacting the Corporate Secretary, Taoping Inc., 21st Floor, Everbright Bank Building, Zhuzilin, Futian District, Shenzhen, Guangdong 518040, China.

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

The purpose of our Compensation Committee discharges the responsibilities of the Company’s Board of Directors relating to compensation of the Company’s executives, to produce an annual report on executive compensation for inclusion in the Company’s proxy statement, if required, and to oversee and advise the Board on the adoption of policies that govern the Company’s compensation programs, including stock and benefit plans. Our chief executive officer may not be present at any Compensation Committee meeting during which his compensation is deliberated. The Compensation Committee is responsible for, among other things:

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

D. Employees

As of December 31, 2020, we had approximately 58 full-time employees. The following table illustrates the allocation of these employees among the various job functions conducted at our company.

Department	Number of Employees
Software Development	16
Sales & Marketing	12
Administration & Human Resources	7
Operation	9
Finance and Accounting	9
Management	5
TOTAL	58

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

E. Share Ownership

The following table sets forth information regarding beneficial ownership of each class of our voting securities as of April 28, 2021 (i) by each person who is known by us to beneficially own 5% or more of each class of our voting securities; (ii) by each of our officers and directors; and (iii) by all of our officers and directors as a group. Unless otherwise specified, the address of each of the persons set forth below is in care of the Company, 21st Floor, Everbright Bank Building, Zhuzilin, Shenzhen 518040, China.

Name and Address of Beneficial Owner	Office, If Any	Title of Class	Amount and Nature of Beneficial Ownership(1)		Percent of Class(2)
Officers and Directors
Jianghuai Lin	Chairman and CEO	Ordinary Shares	2,984,191	(3)	24.6%
Zhiqiang Zhao	Director, President and Interim Chief Financial Officer	Ordinary Shares	83,317	(4)	*
Zhixiong Huang	Chief Operating Officer	Ordinary Shares	74,646	(5)	*
Guangzeng Chen	Chief Technology Officer	Ordinary Shares	25,417	(6)	*
Dongfeng Wang	Chief Strategy Officer	Ordinary Shares	500,000		4.1%
Qian Wang	Chief Investment Officer	Ordinary Shares	-		*
Yunsen Huang	Director	Ordinary Shares	-		*
Yong Jiang	Director	Ordinary Shares	-		*
Remington C.H. Hu	Director	Ordinary Shares	-		*
All officers and directors as a group (9 persons named above)		Ordinary Shares	3,597,570		30.2%
5% Security Holders
Jianghuai Lin		Ordinary Shares	2,984,191		24.6%

* Less than 1%

(1)	Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to our ordinary shares.

(2)	As of April 28, 2021, a total of 12,134,014 ordinary shares are considered to be outstanding pursuant to SEC Rule 13d-3(d)(1). For each Beneficial Owner above, any securities that are exercisable or convertible within 60 days have been included in the denominator.
(3)	Includes 21,250 ordinary shares underlying options that are vested within 60 days hereof.
(4)	Includes 16,667 ordinary shares underlying options that are vested within 60 days hereof.
(5)	Includes 16,667 ordinary shares underlying options that are vested within 60 days hereof.
(6)	Includes 15,417 ordinary shares underlying options that are vested within 60 days hereof.

None of our major shareholders have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to Item 6 “Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

The following includes a summary of transactions since January 1, 2018 between us and certain related persons. We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

●	Since May 2017, the Company entered into a series of contracts with Taoping New Media and its affiliates for the sale of the Company’s Cloud-Application-Terminal based digital ads display terminals, software and technical services. Taoping New Media is a company controlled by Mr. Lin. These transactions have been fully approved by the board of directors of the Company. For the year ended December 31, 2020, 2019 and 2018, revenues from Taoping New Media and its affiliates for sales of products were approximately $0.4 million, $7.4 million and $9.3 million, respectively. Accounts receivable from the foregoing related parties, net of allowance for credit losses, as of December 31, 2020 and 2019 were approximately $4.2 million and $12.5 million, respectively. Advances received from the foregoing related parties were $161,063 and $140,938 as of December 31, 2020 and 2019, respectively.

●	On July 1, 2017, the Company entered into a lease agreement with Taoping New Media and leased to Taoping New Media the office space located at 18th Floor, Education and Technology Building, Zhuzilin, Futian District, Shenzhen City. The lease agreement has been renewed on July 1, 2019 and expires on June 30, 2022. For the years ended December 31, 2020, 2019 and 2018, the Company’s rental income from Taoping New Media was approximately $61,000, $61,000 and $63,000, respectively. Other revenue generated from related parties also includes system maintenance service provided to Taoping affiliate customers, which was $85,289, $44,621 and $22,416, for the years ended December 31, 2020, 2019 and 2018, respectively.

●	iASPEC and Bocom have a total of $69,585 and $65,276 payable to Taoping New Media, as of December 31 2020 and 2019, respectively, for certain consultation services provided by Taoping New Media during 2018. The payables to Taoping New Media are expected to be repaid in 2021. No consultation service was provided in 2020 and 2019.

●	On September 7, 2018, the Company entered into a securities purchase agreement with certain investors, pursuant to which the inventors agreed to purchase an aggregate of 333,333 ordinary shares of the Company at a price of $9 per share for an aggregate of $3 million. Mr. Lin is one of the investors and purchased 83,333 shares in this transaction.

●	As of December 31, 2020 and 2019, the Company recorded a total of $0.5 million and $0.4 million loan due from Taoping New Media, without interest.

●	As of December 31, 2020 and 2019, the Company recorded a total of $0.14 million and $0.13 million borrowings due to Taoping New Media, respectively, which were payable on demand without interest.

●	On March 19, 2021, the Company entered into a share purchase agreement to acquire 100% equity interest in Taoping New Media. After the closing of the transaction, Taoping New Media will become a wholly owned subsidiary of Biznest. Mr. Jianghuai Lin currently owns approximately 51% of Taoping New Media., TAOP has agreed to issue to the shareholders of Taoping New Media a total of 1,213,630 ordinary shares of TAOP. Mr. Lin, as the majority shareholder of Taoping New Media, will receive 614,369 ordinary shares. The closing of the transaction is subject to a number of conditions, including, without limitation, completion of all respective internal approval procedures of the parties, no material adverse impact on the assets, operation and management team of Taoping New Media prior to closing, and the satisfaction or waiver of other customary closing conditions. The parties intend to close the transaction no later than May 10, 2021. Both the board of directors of TAOP and the audit committee of board approved the transaction based on a written opinion rendered by Albeck Financial Services, the independent financial advisor to the board, to the effect that, as of the date of such opinion, the consideration in the transaction is fair to TAOP and TAOP’s shareholders, from a financial point of view.

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

On July 30, 2020, we completed a share combination of our ordinary shares at a ratio of one-for-six, which decreased our outstanding ordinary shares to approximately 7,332,434 shares. This share combination did not change our authorized amount of shares or the par value of our ordinary shares. Accordingly, except as otherwise indicated, all share and per share information contained in this annual report has been restated to retroactively show the effect of the share combination.

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

Meetings

Under the BVI Act, there is no requirement for an annual meeting of shareholders. Under our articles of association, we are not required to hold an annual meeting of shareholders. Our shareholders’ meetings may be held at such times and in such place within or outside the BVI as our Board of Directors considers appropriate.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

We deposit surplus funds with Chinese banks earning daily interest. We do not invest in any instruments for trading purposes. Most of our outstanding debt instruments carry fixed rates of interest. Our operations generally are not directly sensitive to fluctuations in interest rates. There was no long-term debt outstanding as of December 31, 2020 and 2019. A hypothetical 1.0% increase in the annual interest rates for all of our credit facilities under which we had outstanding borrowings at December 31, 2020 would increase net loss before income taxes by approximately $62,100 or less than 1% for the year ended December 31, 2020. Management monitors the banks’ prime rates in conjunction with our cash requirements to determine the appropriate level of debt balances relative to other sources of funds. We have not entered into any hedging transactions in an effort to reduce our exposure to interest rate risk.

Foreign Exchange Risk

While our reporting currency is the U.S. dollar, substantially all of our consolidated revenues and consolidated costs and expenses are denominated in RMB. Substantially all of our assets are denominated in RMB except for cash. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between the U.S. dollar and the RMB. If the RMB depreciates against the U.S. dollar, the value of our RMB revenues, earnings and assets as expressed in our U.S. dollar financial statements will decline. Assets and liabilities are translated at exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and equity is translated at historical exchange rates. Any resulting translation adjustments are not included in determining net income but are included in determining other comprehensive income, a component of equity. An average appreciation (depreciation) of the RMB against the U.S. dollar of 5% would increase (decrease) our comprehensive income by $1.2 million based on our outstanding revenues, costs and expenses, assets and liabilities denominated in RMB as of December 31, 2020. As of December 31, 2020, our accumulated other comprehensive income was approximately $23 million. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

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

As required by Rule 13a-15(e), our management has carried out an evaluation, with the participation and under the supervision of our Chief Executive Officer, Mr. Jianghuai Lin and our Interim Chief Financial Officer, Mr. Zhiqiang Zhao, of the effectiveness of the design and operation of our disclosure controls and procedures, as of December 31, 2020. Based upon, and as of the date of this evaluation, Mr. Lin and Mr. Zhao, determined that, as of December 31, 2020, our disclosure controls and procedures were not effective due to the material weaknesses in our internal control over financial reporting, which are described below.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2020. In making this assessment, management used the framework set forth in the report entitled Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company’s internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Based on our assessment, as a result of the material weaknesses described below, we determined that, as of December 31, 2020, our internal control over financial reporting was not effective based on those criteria.

A material weakness is a deficiency or a combination of deficiencies in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual financial statements will not be prevented or detected in a timely basis.

As a result of our assessment, management identified the following control deficiencies that represent material weaknesses as of December 31, 2020: (1) we lack qualified technical resources in place to properly evaluate significant and complex transactions in accordance with U.S. GAAP, (2) we do not have sufficient systems and procedures in place to ensure effective supervision and monitoring of our annual financial statements preparation process, and (3) we do not maintain proper written documentation to support the terms of the advances to unrelated third parties and to assess the collectability and classification of those advances to unrelated third parties.

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

Our management does not believe that these material weaknesses had a material effect on our financial condition or results of operations or caused our financial statements as of and for the year ended December 31, 2020 to contain a material misstatement.

Attestation Report of the Registered Public Accounting Firm

Because the Company is a non-accelerated filer, this annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.

Changes in Internal Control Over Financial Reporting

Except as described above, there have been no changes in our internal control over financial reporting during the fiscal year ended December 31, 2020 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Remington C.H. Hu is an “audit committee financial expert” and that he is an “independent director” as defined by the rules and regulations of NASDAQ.

ITEM 16B. CODE OF ETHICS

Our code of conduct and business ethics conforms to the rules and regulations of NASDAQ. The code of conduct and business ethics applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer, and addresses, among other things, honesty and ethical conduct, conflicts of interest, compliance with laws, regulations and policies, including disclosure requirements under the federal securities laws, confidentiality, trading on inside information, and reporting of violations of the code. A copy of conduct and business ethics has been filed as Exhibit 11.1 to the annual report on Form 20-F dated March 30, 2018. Our code of ethics is also posted on the corporate governance page of our website at www.taop.com. During the fiscal year ended December 31, 2020, there were no waivers of our code of ethics.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with services rendered by our principal external auditors for the periods indicated.

	Fiscal Year Ended December 31,
	2020	2019
Audit Fees	$520,418	$269,819
Tax Fees	25,000	25,000
TOTAL	$545,418	$294,819

“Audit Fees” consisted of the aggregate fees billed for professional services rendered for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements. For the year ended December 31, 2020, it also includes professional service fee for the audit of Taoping New Media Co., Ltd., the acquisition target of the Company.

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

We currently follow our home country practice that (i) does not require us to seek shareholders’ approval of any issuance of securities in connection with a transaction other than a public offering where such transaction involves the issuance of securities representing more than 20% of or more of the voting power outstanding before the issuance at a price lower than the “Minimum Price”, in lieu of the corporate governance requirements of Nasdaq Listing Rule 5635(d) with respect to shareholder approval; (ii) does not require us to seek shareholders’ approval for the establishment of or any material amendments to our equity compensation plans in lieu of the corporate governance requirements of Nasdaq Listing Rule 5635(c) with respect to shareholder approval; and (iii) does not require us to seek shareholders’ approval for the issuance of securities to external consultants, in lieu of the corporate governance requirements of Nasdaq Listing Rule 5635(c) with respect to shareholder approval.

Our BVI counsel, Maples and Calder, has provided relevant letters to NASDAQ certifying that under BVI law, we are not required to seek shareholders’ approval in the above circumstances.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide our financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The full text of our audited consolidated financial statements begins on page F-1 of this annual report.

ITEM 19. EXHIBITS

Exhibit No.	Description

1.1	Amended and Restated Memorandum and Articles of Association of the registrant (incorporated by reference to Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K furnished by the registrant on December 30, 2020)
2.1	Description of Rights of Ordinary Shares Registered Pursuant to Section 12 of the Exchange Act as of December 31, 2020
2.2	Form of Warrant (incorporated by reference to Exhibit 4.2 to the Report on Form 6-K furnished by the registrant on March 30, 2020)
2.3	Form of Convertible Promissory Note (incorporated by reference to Exhibit 4.1 to the Report of Foreign Private Issuer on Form 6-K furnished by the registrant on September 11, 2020)
2.5	Form of Warrant (incorporated by reference to Exhibit 4.2 to the Report of Foreign Private Issuer on Form 6-K furnished by the registrant on September 11, 2020)
4.1	Amended and Restated Management Services Agreement, dated as of December 13, 2009, among Information Security Technology (China) Co., Ltd., iASPEC Software Co., Ltd. and Jiang Huai Lin (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by CITN on December 17, 2009)
4.2	Guaranty, dated August 1, 2007, by Jiang Huai Lin and Jin Zhu Cai (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by CITN on August 6, 2007)
4.3	Purchase Option Agreement, dated August 1, 2007, among Information Security Technology (China) Co., Ltd., iASPEC Software Co., Ltd., Jiang Huai Lin and Jin Zhu Cai (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by CITN on August 6, 2007)

4.4	Form of Independent Director Agreement (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form F-4 filed by the registrant on June 21, 2012)
4.5	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form F-4 filed by the registrant on June 21, 2012)
4.6	Form of Stock Option Agreement (incorporated by reference to Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K furnished by the registrant on June 1, 2016)
4.7	English translation of Consultant Service Agreement for Enterprise Strategic Transformation, dated February 19, 2021, by and between the Company and Great Bay Capital Investment Limited (incorporated by reference to Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K furnished by the registrant on February 19, 2021)
4.8	English translation of Share Acquisition Agreement, dated March 17, 2021, by and among the Company, Biznest Internet Technology Co., Ltd., Taoping New Media Co., Ltd. and shareholders of Taoping New Media Co., Ltd. (incorporated by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the registrant on March 19, 2021)
4.9	English translation of Share Acquisition Agreement, dated March 29, 2021, by and among the Company, Taoping Holdings Limited, Genie Global Limited and Render Lake Tech Ltd.
4.10	English Translation of Agreement on Consulting Services for Enterprise Supply Chain, dated April 16, 2021, by and between the Company and Shanjing Capital Group Co., Ltd.
4.11	English Translation of Agreement on Consulting Services for Enterprise Financing, dated April 16, 2021, by and between the Company and Shenzhen Jinfuze Industrial Co., Ltd.
8.1	List of the registrant’s subsidiaries (incorporated by reference to Exhibit 8.1 to the Annual Report on Form 20-F filed with the SEC on April 23, 2019)
11.1	Code of Conduct and Business Ethics, adopted on June 20, 2012 (incorporated by reference to Exhibit 11.1 to the Annual Report on Form 20-F filed on March 30, 2018)
12.1	Certifications of Chief Executive Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)
12.2	Certifications of Interim Chief Financial Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)
13.1	Certifications of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certifications of Interim Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent from UHY LLP, Independent Registered Public Accounting Firm
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 30, 2021	TAOPING INC.

/s/ Jianghuai Lin
Jianghuai Lin
Chief Executive Officer

TAOPING INC.

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Shareholders of Taoping Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Taoping Inc. and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of operations and comprehensive income (loss), changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Assessment of Accounts Receivable Allowance for Credit Losses

Critical Audit Matter Description

As disclosed in Note 2 to the consolidated financial statements, the Company recognizes accounts receivable at carrying amount less an allowance of credit losses. Significant judgment and estimation are exercised by the Company in determining the collectibility of the accounts receivable, especially under the global pandemic environment during 2020.

The principal considerations for our determination that performing procedures relating to the accounts receivable allowance for credit losses is a critical audit matter are (i) accounts receivable balance is significant to the Company’s consolidated financial statements, which amounted to approximately $10.3 million and represented 33.6% of the Company’s total assets as of December 31, 2020; (ii) the evaluation of Management’s judgments and estimates in developing the accounts receivable allowance for credit losses at December 31, 2020 requires a high degree of auditor’s judgement.

How the Critical Audit Matter Was Addressed in the Audit

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included obtaining an understanding of the controls over the Company’s determination of the accounts receivable allowance for credit losses. These procedures also included, among others, testing Management’s process for estimating the accounts receivable allowance for credit losses by, evaluating the appropriateness of the methodology used to estimate the allowance, evaluating the reasonableness of the probability of default and loss assumptions, testing the data used in the models, and evaluating the reasonableness of management’s judgment regarding qualitative factors related to economic uncertainty, observable changes in customers’ financial performance, and other relevant factors.

Evaluation of Revenue Recognition

Critical Audit Matter Description

As disclosed in Note 2 to the consolidated financial statements, the Company recognizes revenue upon transfer of control of promised products or services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those products or services. Significant judgment is exercised by the Company in determining collectibility in recognizing revenue, especially under the global pandemic environment during 2020.

The principal considerations for our determination that performing procedures relating to the collectibility in recognizing revenue is a critical audit matter are (i) revenue is material to the consolidated financial statements, which amounted to approximately $11 million for the year ended December 31, 2020; (ii) significant judgement by Management in assessing the collectibility to recognize revenue was extensive and required a high degree of auditor judgment.

How the Critical Audit Matter Was Addressed in the Audit

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included obtaining an understanding of the controls over the Company’s revenue recognition including the estimation of customer collections. These procedures also included, among others, testing management’s process for estimating the collectibility in recognizing revenue by, evaluating the appropriateness of the methodology used to estimate the collection, testing the customers’ historical payment behavior, evaluating reasonableness of the Management’s assessment on new customers’ creditworthiness, macroeconomic conditions that may affect customers’ ability to pay, testing the data used in the models, and evaluating the reasonableness of the estimated collection periods and financing component if any, associated with the expected longer collection period.

/s/ UHY LLP

We have served as the Company’s auditor since 2016.

New York, New York
April 30, 2021

TAOPING INC.

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2020 AND 2019

	NOTES	December 31, 2020	December 31, 2019
ASSETS

CURRENT ASSETS
Cash and cash equivalents		$882,770	$1,519,666
Restricted cash	2(e)	214,144	-
Accounts receivable, net	2(f)	4,264,257	4,926,081
Accounts receivable-related parties, net	2(f)	2,919,215	8,733,263
Advances to suppliers	2(g)	3,202,313	1,064,901
Inventories, net	7	254,678	302,938
Loan receivable - related party	6(d)	519,331	397,041
Other current assets	12(a)	173,026	2,087,946
TOTAL CURRENT ASSETS		12,429,734	19,031,836

Non-current accounts receivable, net	2(f)	1,839,230	1,648,109
Non-current accounts receivable-related parties, net	2(f)	1,323,196	3,793,949
Property, equipment and software, net	8	10,851,899	11,835,516
Intangible assets, net	9	-	1,496
Long-term investments		30,592	-
Other assets, non-current net	12(b)	4,302,000	4,304,640
TOTAL ASSETS		$30,776,651	$40,615,546

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Short-term bank loans	10	$6,210,176	$6,584,664
Accounts payable		14,857,436	12,586,696
Accounts payable-related parties	6(c)	69,585	65,276
Advances from customers		315,924	421,700
Advances from customers-related parties	6(a)	161,063	140,938
Amounts due to related parties	6(e)	137,664	129,139
Accrued payroll and benefits		231,598	193,912
Other payables and accrued expenses	14	6,636,097	4,897,672
Income tax payable		-	70,653
Convertible note payable, net of debt discounts	13	1,180,908	916,511
TOTAL CURRENT LIABILITIES		29,800,451	26,007,161

Commitments and Contingencies	18

EQUITY
Ordinary shares, 2020 and 2019: par $0; authorized capital 100,000,000 shares; shares issued and outstanding, 2020: 8,486,956 shares; 2019: 7,000,027 shares*;	16	131,247,787	126,257,156
Additional paid-in capital	16	15,643,404	16,461,333
Reserve	15	14,044,269	14,044,269
Accumulated deficit		(192,212,544)	(174,517,769)
Accumulated other comprehensive income		23,612,413	23,022,845
Total equity of the Company		(7,664,671)	5,267,834
Non-controlling interest		8,640,871	9,340,551
TOTAL EQUITY		976,200	14,608,385

TOTAL LIABILITIES AND EQUITY		$30,776,651	$40,615,546

*On July 30, 2020, the Company implemented a one-for-six reverse stock split of the Company’s issued and outstanding ordinary shares. Except shares authorized, all references to number of shares, and to per share information in the consolidated financial statements have been retroactively adjusted.

The accompanying notes are an integral part of these consolidated financial statements

TAOPING INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

	NOTES	2020	2019	2018
Revenue – Products		$6,591,132	$3,116,145	$6,546,016
Revenue – Products-related parties	6(a)	375,736	7,352,236	9,373,272
Revenue – Software		3,080,152	2,246,497	3,037,912
Revenue – Software-related parties		-	-	45,400
Revenue – Others		869,635	969,751	1,490,324
Revenue – Others-related parties	6(b)	146,120	106,674	85,416
TOTAL REVENUE		11,062,775	13,791,303	20,578,340

Cost – Products		6,211,647	6,448,965	9,808,837
Cost – Software		572,054	525,473	783,702
Cost – System integration		-	57,911	227,677
Cost – Others		335,424	156,743	104,030
TOTAL COST		7,119,125	7,189,092	10,924,246

GROSS PROFIT		3,943,650	6,602,211	9,654,094

Administrative expenses		16,707,106	6,657,972	4,299,820
Research and development expenses		3,889,126	3,592,843	4,756,088
Selling expenses		714,147	523,557	429,362
(LOSS) INCOME FROM OPERATIONS		(17,366,729)	(4,172,161)	168,824

Subsidy income		556,186	431,555	556,187
Other (loss) income, net		(578,766)	238,200	400,566
Interest income		4,798	133,517	36,381
Interest expense and debt discounts expense		(1,018,013)	(499,852)	(484,403)

(Loss) income before income taxes		(18,402,524)	(3,868,741)	677,555

Income tax benefit	11	71,316	274,480	1,201,231
NET (LOSS) INCOME		(18,331,208)	(3,594,261)	1,878,786
Less: net loss (income) attributable to the non-controlling interest	3	636,433	11,929	(186,803)
NET (LOSS) INCOME ATTRIBUTABLE TO THE COMPANY		$(17,694,775)	$(3,582,332)	$1,691,983

(Loss) earnings per share - Basic and Diluted*
Basic	5	$(2.49)	$(0.54)	$0.24
Diluted	5	$(2.49)	$(0.54)	$0.24
(LOSS) EARNINGS PER SHARE ATTRIBUTABLE TO THE COMPANY
Basic	5	$(2.40)	$(0.54)	$0.24
Diluted	5	$(2.40)	$(0.54)	$0.24

*On July 30, 2020, the Company implemented a one-for-six reverse stock split of the Company’s issued and outstanding ordinary shares. Except shares authorized, all references to number of shares, and to per share information in the consolidated financial statements have been retroactively adjusted.

The accompanying notes are an integral part of these consolidated financial statements

TAOPING INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

	2020	2019	2018
Net (loss) income	$(18,331,208)	$(3,594,261)	$1,878,786
Other comprehensive (loss) income:
Foreign currency translation gain (loss)	526,321	(189,873)	(957,379)
Comprehensive (loss) income	(17,804,887)	(3,784,134)	921,407
Comprehensive loss (income) attributable to the non- controlling interest	699,680	6,485	(213,031)
Comprehensive (loss) income attributable to the Company	$(17,105,207)	$(3,777,649)	$708,376

The accompanying notes are an integral part of these consolidated financial statements

TAOPING INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

						Accumulated
			Additional			other	Non
	Ordinary shares*		Paid-in		Accumulated	comprehensive	controlling
	Shares	Amount	Capital	Reserve	deficit	income	interest	Total
BALANCE AS AT JANUARY 1, 2018	6,705,193	$123,950,544	$15,814,328	$13,812,095	$(172,395,246)	$24,201,766	$9,134,005	$14,517,492
Exercise of the stock options for consulting services (Note 16)	8,333	70,268	(23,768)	-	-	-	-	46,500
Issued common stock as a result of exercising stock options by employees (Note 16)	79,834	626,184	(626,184)	-	-	-	-	-
Issued common stock in connection with the private placement (Note 16)	166,667	1,500,000	-	-	-	-	-	1,500,000
Allocation to reserve	-	-	-	232,174	(232,174)	-	-	-
Stock-based payment for consulting fee (Note 16)	-	-	33,899	-	-	-	-	33,899
Employee Stock Incentive-stock option (Note 16)	-	-	584,629	-	-	-	-	584,629
Net income for the year	-	-	-	-	1,691,983	-	186,803	1,878,786
Foreign currency translation (loss) gain	-	-	-	-	-	(983,607)	26,228	(957,379)
BALANCE AS AT DECEMBER 31, 2018	6,960,027	$126,146,996	$15,782,904	$14,044,269	$(170,935,437)	$23,218,159	$9,347,036	$17,603,927
Shares issued for service	40,000	110,160	-	-	-	-	-	110,160
Non-employee Stock options and warrants issued for service	-	-	59,462	-	-	-	-	59,462
Beneficial conversion feature on convertible note (Note 13)	-	-	113,526	-	-	-	-	113,526
Issuance of detachable warrant along with convertible note (Note 13)	-	-	11,126	-	-	-	-	11,126
Net loss for the year	-	-	-	-	(3,582,332)	-	(11,929)	(3,594,261)
Foreign currency translation (loss) gain	-	-	-	-	-	(195,314)	5,444	(189,870)
Employee Stock Incentive- stock option (Note 16)	-	-	494,315	-	-	-	-	494,315
BALANCE AS AT DECEMBER 31, 2019	7,000,027	$126,257,156	$16,461,333	$14,044,269	$(174,517,769)	$23,022,845	$9,340,551	$14,608,385
Stock-based payment for consulting fee (Note 16)	104,887	327,674	84,586	-	-	-	-	412,260
Exercise of non-employee warrants	18,144	74,539	(74,539)	-	-	-	-	-
Exercise of Employee Stock Options (Note 16)	72,414	1,305,577	(1,305,577)					-
Conversion of convertible notes (Note 16)	767,527	2,065,693	(217,360)	-	-	-	-	1,848,333
Insurance of common stock for financing (Note 16)	507,936	1,151,738	-	-	-	-	-	1,151,738
Detachable warrant and beneficial conversion feature in connection with Convertible note (Note 13)	-	-	462,280	-		-	-	462,280
Net loss for the year	-	-	-	-	(17,694,775)	-	(636,433)	(18,331,208)
Round-up of fractional shares in connection with 6:1 reverse stock split	2,911	-	-	-	-	-	-	-
Foreign currency translation gain	-	-	-	-	-	589,568	(63,247)	526,321
Employee Stock Incentive	13,110	65,410	232,681	-	-	-	-	298,091
BALANCE AS AT DECEMBER 31, 2020	8,486,956	$131,247,787	$15,643,404	$14,044,269	$(192,212,544)	$23,612,413	$8,640,871	$976,200

*On July 30, 2020, the Company implemented a one-for-six reverse stock split of the Company’s issued and outstanding ordinary shares. Except shares authorized, all references to number of shares, and to per share information in the consolidated financial statements have been retroactively adjusted.

The accompanying notes are an integral part of these consolidated financial statements

TAOPING INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

	2020	2019	2018
OPERATING ACTIVITIES
Net (loss) income	$(18,331,208)	$(3,594,261)	$1,878,786
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Provision for losses on accounts receivable and other current assets	13,521,182	3,628,544	830,266
Provision for obsolete inventories	5,629	115,191	30,403
Depreciation	3,206,568	2,842,787	2,940,387
Amortization of intangible assets and other asset	273,076	58,164	734,150
Amortization of convertible note discount	558,690	46,165	-
Loss on sale of property and equipment	435,767	-	4,243
Loss from disposal of inventories	128,983	62,732	189,861
Stock-based payments for consulting services	445,749	86,326	43,788
Stock-based compensation	298,091	494,316	584,629
Gain from write-off of long aged payables	-	-	(278,099)
Impairment of long-term investments	-	-	45,400
Changes in operating assets and liabilities:
Accounts receivable	(3,033,406)	923,873	(5,156,120)
Accounts receivable from related parties	(292,230)	(5,262,357)	(5,137,222)
Inventories	59,002	207,233	(320,267)
Other non-current assets	-	(4,343,311)	-
Other receivables and prepaid expenses	2,054,954	4,385,133	2,497,105
Advances to suppliers	(2,643,860)	(598,082)	1,123,765
Amounts due to/from related party	-	(870,859)	(118,771)
Other payables and accrued expenses	691,846	663,584	652,149
Advances from customers	(126,515)	122,720	38,951
Advances from customers from related parties	10,247	91,233	(939,957)
Accounts payable	1,025,912	(503,267)	3,963,341
Accounts payable from related party	-	-	68,845
Income tax payable	(71,316)	(237,968)	(1,201,831)

Net cash (used in) provided by operating activities	(1,782,839)	(1,682,104)	2,473,802

INVESTING ACTIVITIES
Proceeds from sale of property and equipment	25,697	133	577
Purchases of property, equipment and software	(1,668,363)	(1,619,325)	(1,797,510)
Disbursement of loan receivable - related party	(90,977)	(400,608)	-
Disbursement of loan receivable	-	-	(2,270,006)
Proceeds from loan receivable	-	2,171,655	-
Net cash (used in) provided by investing activities	(1,733,643)	151,855	(4,066,939)

FINANCING ACTIVITIES

Proceeds from borrowings under short-term loans	6,285,837	7,817,959	6,810,017
Repayment of short-term loans	(7,052,014)	(7,231,612)	(8,178,074)
Proceeds from exercise of consultants’ stock options	-	-	44,843
Proceeds from issuance of convertible note, net of debt issuance costs	2,687,387	1,000,000	-
Proceeds from issuance of ordinary shares in connection with private placement net of offering costs	1,151,738	-	1,500,000
Net cash provided by financing activities	3,072,948	1,586,347	176,786

Effect of exchange rate changes on cash and cash equivalents and restricted cash	20,782	(189,692)	(191,197)

NET DECREASE IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	(422,752)	(133,594)	(1,607,548)

CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, BEGINNING	1,519,666	1,653,260	3,260,808
CASH AND CASH EQUIVALENTS, AND RESTRICTED CASH, ENDING	$1,096,914	$1,519,666	$1,653,260

Supplemental disclosure of cash flow information:
Cash paid during the year
Income taxes	$-	$-	$600
Interest	$357,092	$445,582	$484,403

The accompanying notes are an integral part of these consolidated financial statements

	December 31, 2020	December 31, 2019
Reconciliation to amounts on consolidated balance sheets
Cash and cash equivalents	$882,770	$1,519,666
Restricted cash	214,144	-
Total cash, cash equivalents, and restricted cash	$1,096,914	$1,519,666

Supplemental disclosure of significant non-cash transactions*:

*On July 30, 2020, the Company implemented a one-for-six reverse stock split of the Company’s issued and outstanding ordinary shares. Except shares authorized, all references to number of shares, and to per share information in the consolidated financial statements have been retroactively adjusted.

In 2018, the Company issued 79,834 ordinary shares in an amount of approximately $626,000, as a result of cashless exercise of stock options granted to the Company’s employees under its 2016 equity Incentive Plan.

In 2018, purchase of software in an amount of approximately $1.5 million was made by an increase in accounts payable.

In 2019, the Company issued 40,000 ordinary shares as compensation of approximately $110,000 for a consultant’s service.

In 2019, the Company issued an individual investor warrant to purchase 26,667 ordinary shares of the Company in connection with the issuance of a $1.04 million convertible promissory note.

In 2019, the Company issued warrant to purchase 25,000 ordinary shares of the Company as compensation of approximately $58,000 for a consultant’s service.

In 2019, purchase of software and equipment in an amount of approximately $1.6 million was made by an increase in accounts payable.

During 2020, the Company issued an aggregate of 32,887 restrict ordinary shares, 72,000 non-restricted ordinary shares, and 16,667 warrants as compensation of approximately $0.3 million for consultants’ services.

In March 2020, the Company issued two individual investors warrants with fair value of $11,580 for each to purchase 26,667 ordinary shares of the Company in connection with the issuance of a $1.48 million convertible promissory note.

In July 2020, under the 2016 Equity Incentive Plan the Company granted options to purchase 333,348 ordinary shares of the Company to the directors and employees rewarding them for their past services and promoting future performance.

In July 2020, under the 2016 Equity Incentive Plan the Company granted options to purchase 57,366 ordinary shares of the Company to certain consultants rewarding them for their past services.

In July and September 2020, under the 2016 Equity Incentive Plan the Company granted 13,110 ordinary shares of the Company to an employee for the individual’s job performance.

In September 2020, the Company issued an investor warrants with fair value of $18,040 to purchase 53,333 ordinary shares of the Company in connection with the issuance of a $1.48 million convertible promissory note.

In September and October 2020, the holder of the Company’s convertible promissory note issued in September 2019 converted in full an amount of $1,089,833 of principal and accrued interest with a conversion price at $2.40 per share into an aggregate of 454,097 ordinary shares of the Company.

In September 2020, each of the two holders of the Company’s convertible promissory notes issued in March 2020 converted an amount of $379,250 of partial principal and accrued interest with a conversion price at $2.42 per share into 156,715 ordinary shares of the Company, respectively.

In December 2020, each of the two holders of the Company’s convertible promissory notes issued in March 2020 converted the remaining principal and accrued interest in an amount of $383,875 into 149,659 ordinary shares of the Company, respectively, with a conversion price at $2.565 per share. The total of 299,318 ordinary shares converted were not issued until February 2021, with the amount of $767,750 included in the balance of other payable.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

		December 31,	December 31,	December 31,
	Subsidiaries/	2020	2019	2018
Entities	VIE	% owned	% owned	% owned	Location
Taoping Inc.					British Virgin Islands
Taoping Holdings Limited (THL)	Subsidiary	100%	100%	100%	British Virgin Islands
Information Security Tech. International Co., Ltd. (IST HK)	Subsidiary	100%	100%	100%	Hong Kong, China
Information Security Tech. (China) Co., Ltd. (IST)	Subsidiary	100%	100%	100%	Shenzhen, China
TopCloud Software (China) Co., Ltd. (TopCloud)	Subsidiary	100%	100%	100%	Shenzhen, China
Information Security IoT Tech. Co., Ltd. (ISIOT)	Subsidiary	100%	100%	100%	Shenzhen, China
iASPEC Technology Group Co., Ltd. (iASPEC)	VIE	100%	100%	100%	Shenzhen, China
Biznest Internet Tech. Co., Ltd. (Biznest)	VIE subsidiary	100%	100%	100%	Shenzhen, China
iASPEC Bocom IoT Tech. Co., Ltd. (Bocom)	VIE subsidiary	100%	100%	100%	Shenzhen, China

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Going Concern and Management’s Plans

In the first 6 months of 2020, various levels of city lock-downs resulted in confining individual’s mobility, ceasing private and public transportations, halting vast majority of business transactions, depleting businesses’ cash flows due to outbreak of the COVID-19 pandemic. As a result of negative impact to overall economy and businesses from the COVID-19 pandemic, the Company was unable to deliver products and services and collect outstanding trade accounts receivable causing significant decline in revenue and increase in allowance for credit losses.

Due to the unfavorable macro environment and the slowdown of the out-of-home advertising industry in China, the Company suffered a net loss of approximately $18.3 million for the year ended December 31, 2020, compared to a net loss of approximately $3.6 million for the year ended December 31, 2019. The Company reported cash outflows from operations of approximately $1.8 million for the year ended December 31, 2020, compared to cash outflows from operations of $1.7 million for the year ended December 31, 2019. As of December 31, 2020, the Company had a working capital deficit of approximately $17.4 million, compared to a working capital deficit of approximately $7.0 million as of December 31 2019. The Company had significant accumulated deficit approximately $192.2 million and $174.5 million as of December 31, 2020 and 2019, respectively.

In March 2020, the Company completed a financing transaction comprising of ordinary shares, convertible notes, and warrants with aggregate proceeds net of issuance cost and debt discount of $1.9 million. In September 2020, the Company consummated a financing transaction comprising of ordinary shares, convertible notes, and warrants with aggregate proceeds net of issuance cost and debt discount of $1.9 million. Both financing activities were to increase the Company’s working capital. In July and September 2020, the Company also successfully secured three one-year short term bank loans totaling approximately $2.0 million to further better liquidly. In the first quarter of 2021, the Company consummated a series of financing transactions for new issuance of ordinary shares, with net proceeds of approximately $13.1 million to enrich the Company’s working capital.

In 2018, the Company completed transformation of its business model from providing IT software, hardware, and system integration services to the public sectors to offering cloud-based ecosystem solutions to the private sectors. In 2020, the management continued to execute the existing business strategies with focuses on selection of quality customers, collection of accounts receivable, maintaining proper inventory level, and managing accounts payable to enhance operating cash flows. In addition, the Company will aggressively develop domestic and international markets to attract new customers. The Company has also advanced into international area by forming a joint venture in Singapore, establishing a business relationship in Canada, and exploring opportunities in other geographical regions. Starting from the first quarter of 2021, the Company has also sought to explore more market opportunities with the acquisition of 100% shares of Taoping New Media Co., Ltd. and 51% stake of Render Lake Tech Limited. Taoping New Media is a leading media operator in China’s out-of-home digital advertising industry. It has built up its digital advertising network based on TAOP’s cloud platform. Mr. Jianghuai Lin, the Chairman and CEO of TAOP, currently owns approximately 51% of Taoping New Media. Render Lake is a company that provides comprehensive cloud solutions and develops cloud desktop, cloud rendering, cloud computing, NFT (Non-Fungible Token), and cloud gaming businesses. The Company is to issue new ordinary common shares to pay for these two acquisitions. The acquisitions of Taoping New Media Co., Ltd and Render Lake Tech Limited are expected to close in mid-year of 2021.

In addition, management believes that the Company has the ability, if needed, to obtain additional credit lines from local banks to provide for capital needs for market expansions by using the title of its office facility as collateral. Management believes that the Company’s current cash and cash equivalents, anticipated cash flows from operations will sustain our operations and business expansion.

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

(a) Basis of Presentation and Principles of Consolidation

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

Reverse Stock Split: A one (1)-for-six (6) reverse stock split of the Company’s issued and outstanding ordinary shares was effective on July 30, 2020 (the “Reverse Stock Split”). Except shares authorized, all share and per share information has been retroactively adjusted to give effect to the Reverse Stock Split for all periods presented, unless otherwise indicated.

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

(d) Cash and Cash Equivalents

The Company considers all highly liquid investments purchased and cash deposits with financial institutions with original maturities of three months or less to be cash equivalents. The Company had no cash equivalents as of December 31, 2020 or 2019.

The Company maintains its cash accounts at credit worthy financial institutions and closely monitors the movements of its cash positions. As of December 31, 2020 and 2019, approximately $0.9 million and $1.5 million of cash, respectively, was held in bank accounts in the PRC.

(e) Restricted Cash

The Company also held restricted cash of $0.2 million as of December 31, 2020. The restricted fund is a time deposit served as collateral to secure a bank loan facility that matures on May 7, 2021.

(f) Accounts Receivable, Accounts Receivable –related parties, and Concentration of Risk

In January 2020, the Company adopted ASU 2016-13, Topics 326-Credit Loss, Measurement of Credit Losses on Financial Instruments, which replaces the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (CECL) methodology, as its accounting standard for its trade accounts receivable.

The adoption of the credit loss accounting standard has no material impact on the Company’s consolidated financial statements as of January 1, 2020. Accounts receivable are recognized and carried at carrying amount less an allowance for credit loss, if any. The Company maintains an allowance for credit losses resulting from the inability of its customers to make required payments based on contractual terms. The Company reviews the collectability of its receivables on a regular and ongoing basis. The Company has also included in calculation of allowance for credit losses, the potential impact of the COVID-19 pandemic on our customers businesses and their ability to pay their accounts receivable. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. The Company also considers external factors to the specific customer, including current conditions and forecasts of economic conditions, including the potential impact of the COVID-19 pandemic. In the event the Company recovers amounts previously reserved for, the Company will reduce the specific allowance for credit losses. The balance of allowance for credit loss for the year ended December 31, 2020 has increased approximately $14.0 million from the year ended December 31, 2019.

The Company evaluates the creditworthiness of all of its customers individually before accepting them and continuously monitors the recoverability of accounts receivable. If there are any indicators that a customer may not make payment, the Company may consider making provision for non-collectability for that particular customer. At the same time, the Company may cease further sales or services to such customer. The following are some of the factors that the Company considers in determining whether to discontinue sales, record as contra revenue or allowance for credit losses:

●	the customer fails to comply with its payment schedule;
●	the customer is in serious financial difficulty;
●	a significant dispute with the customer has occurred regarding job progress or other matters;
●	the customer breaches any of the contractual obligations;
●	the customer appears to be financially distressed due to economic or legal factors;
●	the business between the customer and the Company is not active; and
●	other objective evidence indicates non-collectability of the accounts receivable.

The Company considers the following factors when determining whether to permit a longer payment period or provide other concessions to customers:

●	the customer’s past payment history;
●	the customer’s general risk profile, including factors such as the customer’s size, age, and public or private status;
●	macroeconomic conditions that may affect a customer’s ability to pay; and
●	the relative importance of the customer relationship to the Company’s business.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Accounts receivable as at December 31, 2020 and 2019 are as follows:

	December 31, 2020	December 31, 2019
Accounts Receivable	$12,359,619	$9,611,788
Allowance for credit losses	(8,095,362)	(4,685,707)
Accounts Receivable, net	$4,264,257	$4,926,081
Accounts Receivable - related parties	$12,017,651	$10,862,238
Allowance for credit losses	(9,098,436)	(2,128,975)
Accounts Receivable - related parties, net	$2,919,215	$8,733,263
Non-current Accounts Receivable	$3,013,532	$1,804,189
Non-current credit losses	(1,174,302)	(156,080)
Non-current Accounts Receivable, net	$1,839,230	$1,648,109
Non-current Accounts Receivable - related parties	$4,172,502	$4,035,831
Non-current Allowance for credit losses - related parties	(2,849,306)	(241,882)
Non-current Accounts Receivable - related parties, net	$1,323,196	$3,793,949

The normal credit term is ranging from 1 month to 3 months after the customers’ acceptance of hardware or software, and completion of services. However, because of various factors of business cycle, the actual collection of outstanding accounts receivable may be beyond the normal credit terms.

In accordance with ASC 210-10-45, the non-current accounts receivable and non-current accounts receivable-related parties represent the amounts that the Company does not reasonably expect to be realized during the normal operating cycle of the Company. Considering the limited operating history with the customers and Taoping Alliance members, in accordance with ASC 210-10-45, the operating cycle of the Company is not identifiable. Therefore, the Company uses one-year time period as the basis for the separation of current and non-current assets.

The allowance for credit losses at December 31, 2020 and 2019, totaled approximately $21.2 million and $7.2 million, respectively, representing management’s best estimate. The following table describes the movements for allowance for credit losses during the years ended December 31, 2020 and 2019.

Balance at January 1, 2019	$3,683,842
Increase in allowance for credit losses	3,576,669
Foreign exchange difference	(47,867)
Balance at December 31, 2019	$7,212,644
Increase in allowance for credit losses	13,528,638
Foreign exchange difference	476,124
Balance at December 31, 2020	$21,217,406

(g) Advances to Suppliers

Advances to suppliers represent cash deposits for the purchase of inventory items including but not limited to super-computing server machines from suppliers.

(h) Advances from Customers and Related Parties

Advances from customers and related parties represent cash received from customers and related parties as advance payments for the purchases of the Company’s products and services.

(i) Fair Value and Fair Value Measurement of Financial Instruments

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

(j) Fair Value Accounting

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

On January 1, 2020, the Company adopted ASU 2018-13,” Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement.” The adoption of the disclosure requirements for Fair Value Accounting has no material impact on the Company’s consolidated financial statements.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(k) Inventories, net

Inventories are valued at the lower of cost (weighted average basis) or net realizable value. Net realizable value is the expected selling price in the ordinary course of business minus any costs of completion, disposal, and transportation to make the sale.

The Company performs an analysis of slow-moving or obsolete inventory periodically and any necessary valuation reserves, which could potentially be significant, are included in the period in which the evaluations are completed. Any inventory impairment results in a new cost basis for accounting purposes.

(l) Property, equipment and software, net

Property, equipment and software are stated at cost less accumulated amortization and depreciation. Amortization and depreciation is provided over the assets’ estimated useful lives, using the straight-line method. Estimated useful lives of property, equipment and software are as follows:

Office buildings	20-50 years
Plant and machinery	3-20 years
Electronics equipment, furniture and fixtures	3-5 years
Motor vehicles	5 years
Purchased software	5 years

Maintenance and repairs costs are expensed as incurred, whereas significant renewals and betterments are capitalized.

(m) Intangible assets, net

Intangible assets represent technology, and software development costs and trademarks acquired by the Company through business acquisition.

Intangible assets are stated at acquisition fair value or cost less accumulated amortization, and amortized using the straight-line method over the following estimated useful lives:

Software development costs	3-5 years
Trademarks	5 years

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(n) Long-term investment.

The Company’s long-term investment consists of equity investments without readily determinable fair value. The Company adopted ASU No. 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities (“ASU 2016-01”), codified in ASC Topic 321, Investments—Equity Securities (“ASC 321”), from January 1, 2018. Pursuant to ASC 321, equity investments, except for those accounted for under the equity method, those that result in consolidation of the investee and certain other investments, are measured at fair value, and any changes in fair value are recognized in earnings. For equity securities without readily determinable fair value and do not qualify for the existing practical expedient in ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”) to estimate fair value using the net asset value per share (or its equivalent) of the investment, the Company elected to use the measurement alternative to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. Significant judgments are required to determine (i) whether observable price changes are orderly transactions and identical or similar to an investment held by the Company; and (ii) the selection of appropriate valuation methodologies and underlying assumptions, including expected volatility and the probability of exit events as it relates to liquidation and redemption features used to measure the price adjustments for the difference in rights and obligations between instruments.

For equity investments that the Company elects to use the measurement alternative, the Company makes a qualitative assessment considering impairment indicators to evaluate whether investments are impaired at each reporting date. Impairment indicators considered include, but are not limited to, a significant deterioration in the earnings performance or business prospects of the investee, including factors that raise significant concerns about the investee’s ability to continue as a going concern, a significant adverse change in the regulatory, economic, or technologic environment of the investee and a significant adverse change in the general market condition of either the geographical area or the industry in which the investee operates. If a qualitative assessment indicates that the investment is impaired, the entity has to estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the Company recognizes an impairment loss in net income equal to the difference between the carrying value and fair value.

(o) Convertible promissory note

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

(p) Impairment of Long-Lived Assets

Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. It is reasonably possible that these assets could become impaired as a result of technology or other industry changes. Recoverability of assets to be held and used is determined by comparing their carrying amount with their expected future net undiscounted future cash flows from the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by how much the carrying amount exceeds the fair value of the assets. There were no impairment charges for the years ended December 31, 2020, 2019 and 2018. Assets held for disposal, if any, are reported at the lower of the carrying amount or fair value less costs to sell.

(q) Revenue Recognition

Beginning January 1, 2018, the Company has adopted the ASU 2014-09, Topic 606, “Revenue from Contracts with Customers” and its related amendments (collectively referred to as “ASC 606”) as its new revenue recognition accounting policy that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The adoption of the new revenue recognition standard has no material impact on the Company’s consolidated financial statements for any periods prior to 2018. Therefore prior period amounts are not adjusted.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company generates its revenues primarily from three sources: (1) product sales, (2) software sales, and (3) other sales. Revenue is recognized when obligations under the terms of a contract with our customers are satisfied; and generally occurs upon delivery of the goods and services.

Revenue-Products

Product revenues are generated primarily from the sale of Cloud-Application-Terminal based digital ads display terminals with integrated software essential to the functionality of the hardware to our customers (inclusive of related parties) and high-end data storage servers. Although manufacturing of the hardware has been outsourced to the Company’s Original Equipment Manufacturer (OEM) suppliers, the Company has acted as the principal of the contract. The Company recognized the hardware sales at the point of delivery. The Company has indicated that it may from time to time provide future unspecified software upgrades to the hardware products’ essential software, which is expected to be infrequent and, free of charge. Non-software service is mainly the one-time training session provided to the customer to familiarize them with the software operation upon the customer’s initial introduction to the software platform. The costs of providing infrequent software upgrade and training provided to the customer for familiarizing the software operations are de minimis. As a result, the Company does not allocate transaction price to software upgrade and customer training. Product sales are classified as “Revenue-Products” on the Company’s consolidated statements of operations.

Revenue-Software

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

Revenue-Other

The Company also reports other revenue which comprises revenue generates from System upgrade and technical support services, platform service fee, advertising revenue, and rental income.

System upgrade and technical support revenue is recognized when performance obligations are satisfied upon completion of the services. Platform service fee is charged based on number of the display terminals used by the customers or a percentage of advertising revenue generated by the display terminals. Platform service revenue is recognized on a monthly basis over the contract period.

The Company recognizes new media advertising revenue upon transferring services for delivering the advertisements as contracted with customers, who rent advertising slots on vehicular display terminals for an agreed upon transaction price. New media advertising revenue is recognized over period of time.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

On January 1, 2019, the Company adopted ASC 842 – Leases that requires lessor to identify the underlying assets and allocate rental income among considerations in lease and non-lease components. Upon adoption, the Company will recognize a lease liability and corresponding right-to-use asset based on the present value of minimum lease payments. The effects on the results of operations are not expected to be significant, as recognition and measurement of expenses and cash flows for leases will be substantially the same under the new standard. Therefore, prior period amounts are not adjusted. The Company owns two units of office space renting out to a third party and a related party under non-cancelable operating lease agreements with lease terms of six years starting from May 1, 2016 and three years starting from July 1, 2019, respectively. The lease agreements have fixed monthly rental payments, and no non-lease component or option for lessees to purchase the underlying assets. The Company collects monthly rental payments from the lessees, and has generated approximately $405,000 and $420,000 rental income for the years ended December 31, 2020, and 2019, respectively.

Annual minimum lease payments to be received in the next 5 years:

2021	378,940
2022	136,452
Total	515,392

Contract balances

The Company records advances from customers when cash payments are received or due in advance of our performance. For the year ended December 31, 2020, 2019 and 2018, the Company recognized revenue of approximately $256,000, $335,000 and $1,290,000, respectively, that was included in the advances from customers balance at the beginning of each reporting period.

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

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

During the year ended December 31, 2020, 2019, and 2018, the Company recognized approximately $744,000, $580,000 and $629,000, respectively, of stock-based compensation expense.

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

The exchange rates adopted are as follows:

	December 31, 2020	December 31, 2019
Year-end RMB to US$ exchange rate	6.5377	6.9692
Average yearly RMB to US$ exchange rate	6.9044	6.9072

The average yearly RMB to US$ exchange rate adopted for the year ended December 31, 2018 was 6.8787.

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

(v) Subsidy Income

Subsidy income mainly represents income received from various local governmental agencies in China for developing high technology products in the fields designated by the government as new and highly innovative. The Company has no continuing obligation under the subsidy provision. The Company recognizes subsidy income upon receipt of official grant notice from local government authorities.

(w) Sales, use, other value-added taxes, and income taxes

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

ASC 280, Disclosures about Segments of an Enterprise and Related Information establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise which engage in business activities from which they may earn revenues and incur expenses, and about which separate financial information is available that is evaluated regularly by the chief operating decision-maker, or decision-making group, in deciding how to allocate resources and in assessing performance. Reportable segments are defined as an operating segment that either (a) exceeds 10% of revenue, or (b) reported profit or loss in absolute amount exceeds 10% of profit of all operating segments that did not report a loss or (c) exceeds 10% of the combined assets of all operating segments.

The Company report financial and operational information in the following two segments:

(1)	Cloud-based Technology (CBT) segment — The CBT segment is our current and future focus of corporate development. It includes the Company’s cloud-based products, high-end data storage servers. and related services sold to private sectors including new media, healthcare, education, and residential community management, and among other industries and applications. In this segment, the Company generates revenues from the sales of hardware and software total solutions with proprietary software and content as well as from designing and developing software products specifically customized for private sector customers’ needs for a fixed price. As a result of COVID-19 pandemic, city lockdowns, travel restrictions, and other preventive measures had negatively impacted on the China out-of-home advertising business and significantly dampened customers’ demand for ads display terminals. Nevertheless, mandatory home stays and work from remote locations triggered a steep surge in on-line gaming, on-line shopping, on-line entertainment, and electronic communication, and created a great demand for high-end data storage servers to accommodate internet information transmission. The Company has stabilized supply chains for the high-end data storage server to meet market demands supplementing the declining revenue from ads display terminals and included the revenue and cost of revenue of high-end data storage servers in the CBT segment.

(2)

Traditional Information Technology (TIT) segment — The TIT segment includes our project-based technology products and services, including Digital Public Security Technology (DPST) and Multi-screen Digital Display Systems (MDDS). In this segment, we generate revenues from the sales of software and systems integration services.

(z) Reclassifications

Certain prior period amounts have been reclassified to be comparable to the current period presentation. This reclassification has no effect on previously reported net assets or net income (loss).

(y) Recent Accounting Pronouncements

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In January 2020, the FASB issued ASU No. 2020-01, Investments—Equity Securities (Topic 321), Investments—Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815)—Clarifying the Interactions between Topic 321, Topic 323, and Topic 815 (a consensus of the FASB Emerging Issues Task Force)(“ASU 2020-01”), which clarifies the interactions of the accounting for certain equity securities under ASC 321, investments accounted for under the equity method of accounting in ASC 323, and the accounting for certain forward contracts and purchased options accounted for under ASC 815. ASU 2020-01 could change how an entity accounts for (i) an equity security under the measurement alternative and (ii) a forward contract or purchased option to purchase securities that, upon settlement of the forward contract or exercise of the purchased option, would be accounted for under the equity method of accounting or the fair value option in accordance with ASC 825. These amendments improve current U.S. GAAP by reducing diversity in practice and increasing comparability of the accounting for these interactions. The new guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 31, 2020. Early adoption is permitted. The Company is currently in the process of evaluating the of adopting ASU 2020-01 on its consolidated financial statements and related disclosure.

In August 2020, the FASB issued ASU No. 2020-06 (“ASU 2020-06”) “Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity.” ASU 2020-06 will simplify the accounting for convertible instruments by reducing the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. Convertible instruments that continue to be subject to separation models are (1) those with embedded conversion features that are not clearly and closely related to the host contract, that meet the definition of a derivative, and that do not qualify for a scope exception from derivative accounting and (2) convertible debt instruments issued with substantial premiums for which the premiums are recorded as paid-in capital. ASU 2020-06 also amends the guidance for the derivatives scope exception for contracts in an entity’s own equity to reduce form-over-substance-based accounting conclusions and is effective for public business entities fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. The Company is currently evaluating the effect of the adoption of ASU 2020-06 on the consolidated financial statements. The effect will largely depend on the composition and terms of the financial instruments at the time of adoption.

In January 2021, the FASB issued ASU No. 2021-01 (“ASU 2021-01”) “Reference Rate Reform (Topics 848). ASU 2021 -01 clarifies that certain optional expedients and exceptions in Topic 848 for contract modifications and hedge accounting apply to derivative instruments that use an interest rate for margining, discounting, or contract price alignment that is modified as a result of reference rate reform. Amendments in this Update to the expedients and exceptions in Topic 848 capture the incremental consequences of the scope clarification and tailor the existing guidance to derivative instruments affected by the discounting transition. ASU 2021-01 is effective immediately for all entities. Adoption of ASU 2021-01 is not expected to have material impact on the consolidated financial statements.

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

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018, net loss of $636,433, net loss of $11,929, a net income of $186,803, respectively, have been attributed to non-controlling interest in the consolidated statements of operations of the Company.

Government licenses, permits and certificates represent substantially all of the unrecognized revenue-producing assets held by the VIEs. Recognized revenue-producing assets held by the VIEs consist of property, plant and equipment, and intangible assets.

The VIE’s assets and liabilities were as follows as of December 31, 2020 and 2019:

	December 31, 2020	December 31, 2019
Total current assets	$9,261,921	$17,854,356
Other assets, non-current	4,302,000	4,304,640
Non-current accounts receivable, net	2,101,276	4,985,479
Property, plant and equipment	3,713,860	3,516,313
Intangible assets	-	-
Total assets	19,379,057	30,660,788
Intercompany payable to the WFOE	20,449,508	19,623,596
Total current liabilities	41,717,595	39,005,733
Total liabilities	41,717,595	39,005,733
Total equity	$(22,338,538)	$(8,344,945)

4. DISPOSALS OF CONSOLIDATED ENTITIES

SZ iASPEC was dissolved on October 26, 2018. The dissolution of SZ iASPEC did not result in any gain or loss for the year ended December 31, 2018.

None of the above-referenced disposals in 2018 qualified as discontinued operations as they do not individually or in the aggregate represent a strategic shift that has had a major impact on the Company’s operations or financial results.

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

Components of basic and diluted earnings (loss) per share were as follows for the year ended December 31, 2020, 2019, and 2018:

	2020	2019*	2018*
Net (loss) income attributable to the Company	$(17,694,775)	$(3,582,332)	$1,691,983
Weighted average outstanding ordinary shares-Basic	7,373,347	6,964,740	6,809,938
-dilutive effect of stock options- employees	-	-	111,553
-dilutive effect of stock options- nonemployees	-	-	6,106
Weighted average outstanding ordinary shares- Diluted	7,373,347	6,964,740	6,927,597
(Loss) earnings per share:
Basic	$(2.40)	$(0.54)	$0.24
Diluted	$(2.40)	$(0.54)	$0.24

For the years ended December 31, 2020, 2019, and 2018, 0 shares, 0 shares, and 117,659 shares were included in the diluted earnings per share calculation, respectively. These incremental shares were added to denominator for the period that stock options were outstanding due to the average market price of the Company’s stock in the period exceeded the exercise prices of the stock options granted to the Company’s employees and various consultants. The incremental shares were computed under the treasury stock method. The EPS calculation excluded the if-converted shares from the convertible promissory note or exercised shares from detachable warrant associated with the convertible promissory note based on the Company’s recent stock prices, which were significantly below the stated convertible price and among other conversion prices of alternative conversions or exercise price of the warrant. Because the effect would be anti-dilutive, there were warrants associated with the convertible promissory notes for purchase of 133,334 shares that were not included in the computation of dilutive weighted average shares outstanding for the year ended December 31, 2020. Also, 296,900 stock options and warrants for the purchase of 51,667 shares were not included in the calculations for the years ended December 31, 2019, and warrants for the purchase of 158,333 shares were not included in the calculations for the years ended December 31, 2018, as their effect would have been anti-dilutive.

*On July 30, 2020, the Company implemented a one-for-six reverse stock split of the Company’s issued and outstanding ordinary shares. Except shares authorized, all share and per share information has been retroactively adjusted to give effect to the reverse stock split for all periods presented, unless otherwise indicated.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6. RELATED PARTY TRANSACTIONS

(a) Revenue – related party

Since May 2017, the Company has entered into a series of contracts with Taoping New Media Co., Ltd. (Taoping New Media) and its affiliates for the sale of the Company’s Cloud-Application-Terminal based digital ads display terminals, software and technical services. Taoping New Media is a related party company controlled by Mr. Lin, the Company’s Chairman and Chief Executive Officer. For the years ended December 31, 2020, 2019 and 2018, revenues from related parties for sales of products were approximately $0.4 million, $7.4 million and $9.4 million, respectively. Accounts receivable from related parties, net of allowance for credit losses, as of December 31, 2020, 2019 and 2018 were approximately $4.2 million, $12.5 million and $9.5 million, respectively. Advances received from related parties were $161,063, $140,938 and $51,183 as of December 31, 2020, 2019 and 2018, respectively.

(b) Other revenue – related parties

On July 1, 2017, the Company entered into a lease agreement with Taoping New Media for leasing the Company’s office space located at 18th Floor, Education and Technology Building, Zhuzilin, Futian District, Shenzhen City which has been renewed on July 1, 2019 and expires on June 30, 2022. For the years ended December 31, 2020, 2019 and 2018, the Company’s rental income from related party were approximately $61,000, $61,000 and $63,000, respectively. Other revenue generated from related parties also includes system maintenance service provided to Taoping affiliate customers, which was $85,289, $44,621 and $22,416, for the years ended December 31, 2020, 2019 and 2018, respectively.

(c) Services purchase – related party

iASPEC and Bocom each has a total of $69,585 and $65,276 payable to Taoping New Media as of December 31, 2020 and 2019, respectively, for certain consultation service provided by Taoping New Media during 2018. The balance will be paid off in 2021. No consultation service was provided in 2020 and 2019.

(d) Loan receivable – related party

As of December 31, 2020 and 2019, the Company recorded $0.5 million and $0.4 million loan receivable from Taoping New Media, which is for short-term loan without interest, and is expected to be fully repaid by September 2021.

(e) Amount due to related party

As of December 31, 2020 and 2019, the balance of due to related party was $0.14 million and $0.13 million, respectively, which was borrowed from Taoping New Media for working capital purpose. The balance was due on demand without interest.

7. INVENTORIES

As of December 31, 2020 and 2019, inventories consist of:

	December 31, 2020	December 31, 2019
Raw materials	$3,663	$3,437
Finished goods	427,942	453,634
Cost of projects	34,792	49,233
	$466,397	$506,304
Allowance for slow-moving or obsolete inventories	(211,719)	(203,366)
Inventories, net	$254,678	$302,938

For the year ended December 31, 2020, 2019, and 2018, impairments expense for obsolete inventories were approximately $6,000, $115,000 and $30,000, respectively.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8. PROPERTY, EQUIPMENT AND SOFTWARE, NET

As of December 31, 2020 and 2019, property, equipment and software consist of:

	December 31,
	2020	2019
Office buildings	$5,140,635	$4,822,303
Electronic equipment, furniture and fixtures	5,470,985	5,029,249
Motor vehicles	201,509	242,265
Purchased software	17,465,168	15,538,161
	28,278,297	25,631,978
Less: accumulated depreciation	(17,426,398)	(13,796,462)
Property, equipment and software, net	$10,851,899	$11,835,516

Depreciation expense for the year ended December 31, 2020, 2019, and 2018 were approximately $3.2 million, $2.8 million and $2.9 million, respectively.

Company’s office buildings, with net carry value of approximately $3.0 million, are used as collateral for its short-term bank loan.

9. INTANGIBLE ASSETS, NET

As of December 31, 2020 and 2019, intangible assets consist of:

	Software and software
	development costs	Trademarks	Total
Gross carrying amounts Balance as of January 1, 2019	$4,083,543	892,848	4,976,391
Foreign currency translation	(53,061)	(11,603)	(64,664)
Balance as of December 31, 2019	4,030,482	881,245	4,911,727
Foreign currency translation	266,062	58,173	324,235
Balance as of December 31, 2020	4,296,545	939,419	5,235,964
Accumulated amortization Balance as of January 1, 2019	4,037,464	879,006	4,916,470
Amortization expense	45,889	12,275	58,164
Foreign currency translation	(52,871)	(11,532)	(64,403)
Balance as of December 31, 2019	4,030,482	879,749	4,910,231
Amortization expense	-	1,510	1,510
Foreign currency translation	266,062	58,160	324,221
Balance as of December 31, 2020	4,296,545	939,419	5,235,964
Intangible assets, net	$-	$-	$-

Amortization expense for the year ended December 31, 2020, 2019 and 2018 was approximately $1,510, $0.06 million and $0.7 million, respectively. Intangible assets were fully amortized in 2020.

10. BANK LOANS

	December 31, 2020	December 31, 2019
Secured short-term loans	$6,210,176	$6,584,664
Total short-term bank loans	$6,210,176	$6,584,664

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Detailed information of secured short-term loan balances as of December 31, 2020 and 2019 were as follows:

	December 31, 2020	December 31, 2019
Collateralized by office buildings of IST and guaranteed by Mr. Lin and Biznest	$3,976,960	$4,017,664
Guaranteed by IST and Mr. Lin and Collateralized by the real property of ISIOT and equity investment of ISTIL	2,019,072	1,985,874
Guaranteed by IST and guaranteed by Mr. Lin and guaranteed by DU YONG	-	258,278
Guaranteed by a $ 0.2 million restricted bank time deposit	214,144
Guaranteed by High-tech Investment Company(i) and Mr. Lin	-	322,848
Total	$6,210,176	$6,584,664

(i) High-tech Investment Company is an unrelated third party.

As of December 31, 2020 the Company had short-term bank loans of approximately $6.2 million, which mature on various dates from April 29, 2021 to September 14, 2021. The short-term bank loans may be extended for another year by the banks without additional charges to the Company upon maturity. The bank borrowings are in the form of credit facilities. Amounts available to the Company from the banks are based on the amount of collateral pledged or the amount guaranteed by the Company’s subsidiaries. These borrowings bear interest rates ranging from 4.95% to 6.22% per annum. The weighted average interest rates on short term debts were approximately 5.59%, 6.56% and 6.43% for the year ended December 31, 2020, 2019, and 2018, respectively. The interest expenses were approximately $0.4 million, $0.5 million and $0.5 million, respectively, for the same periods, respectively.

11. INCOME TAXES

Pre-tax income (loss) from continuing operations for the year ended December 31, 2020, 2019, and 2018 were taxable in the following jurisdictions:

	2020	2019	2018
PRC	$(15,810,350)	$(2,342,102)	$2,371,708
Hong Kong	(12,072)	(38,574)	(28,177)
BVI	(2,580,102)	(1,488,065)	(1,665,976)
Total (loss) income before income taxes	$(18,402,524)	$(3,868,741)	$677,555

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

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company from time to time evaluates the tax effect of GILTI, and determined that there was no impact of GILTI tax to the Company’s consolidated financial statements as of December 31, 2020.

BVI

Under the current laws of the BVI, dividends and capital gains arising from the Company’s investments in the BVI and ordinary income, if any, are not subject to income taxes.

Hong Kong

Under the current laws of Hong Kong, IST HK is subject to a profit tax rate of 16.5%.

PRC

Income tax (benefit) expense from continuing operations consists of the following:

	2020	2019	2018
Current taxes	$(71,316)	$(274,480)	$(1,201,231)
Deferred taxes	-	-	-
Income tax (benefit)	$(71,316)	$(274,480)	$(1,201,231)

Current income tax (benefit) expense was recorded in 2020, 2019 and 2018 and was related to differences between the book and corporate income tax returns.

	2020	2019	2018
PRC statutory tax rate	25%	25%	25%
Computed expected income tax (benefit) expense	$(4,600,631)	$(967,185)	$169,389
Tax rate differential benefit from tax holiday	1,805,951	180,996	(246,999)
Permanent differences	248,636	(203,842)	(1,376,474)
Tax effect of deductible temporary differences not recognized	1,826,684	333,891	(170,685)
Non-deductible tax loss	648,044	381,660	423,538
Income tax (benefit)	$(71,316)	$(274,480)	$(1,201,231)

The significant components of deferred tax assets and deferred tax liabilities were as follows as of December 31, 2020 and 2019:

	December 31, 2020		December 31, 2019
	Deferred	Deferred	Deferred	Deferred
	Tax	Tax	Tax	Tax
	Assets	Liabilities	Assets	Liabilities
Allowance for credit losses	$3,640,083	$-	$1,670,652	$-
Loss carry-forwards	3,714,825	-	2,326,787	-
Fixed assets	80,456	(258,451)	22,635	(243,517)
Inventory valuation	369,064	-	332,760	-
Long-term investments	5,736	-	5,381	-
Intangible assets	-	134,197	-	125,887
Gross deferred tax assets and (liabilities)	7,810,164	(124,254)	4,358,215	(117,630)

Valuation allowance	(7,685,910)	-	(4,240,585)	-
Total deferred tax assets and (liabilities)	$124,254	$(124,254)	$117,630	$(117,630)

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company has net operating loss carry forwards totaling RMB153.1 million ($23.4 million) as of December 31, 2020, substantially all of which were from PRC subsidiaries and will expire on various dates through December 31, 2025. Valuation allowance for deferred tax asset was fully provided.

IST is approved as being high-technology enterprises and subject to PRC enterprise income tax rate (“EIT”) at 15%. For Biznest, the income tax starts from the earning year, tax free for the first two years and 12.5% income tax rate for year 3-5.

The Company recognizes that virtually all tax positions in the PRC are not free of some degree of uncertainty due to tax law and policy changes by the State. However, the Company cannot reasonably quantify political risk factors and thus must depend on guidance issued by current State officials.

Based on all known facts, circumstances, and current tax law, the Company has recorded nil unrecognized tax benefits from year 2018 to 2020. The Company believes that there are no tax positions for which it is reasonably possible, based on current Chinese tax laws and policies, that the unrecognized tax benefits will significantly increase or decrease over the next 12 months, individually or in the aggregate, and have a material effect on the Company’s results of operations, financial condition or cash flows.

The Company’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. Any accrued interest or penalties associated with any unrecognized tax benefits were not significant for the year ended December 31, 2020, 2019, and 2018.

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

12. OTHER CURRENT AND NON-CURRENT ASSETS

(a) As of December 31, 2020 and 2019, other current assets consist of:

	December 31, 2020	December 31, 2019
Advances to unrelated-parties (i)	$8,305	$1,835,826
Advances to employees	45,396	64,777
Other current assets	119,325	187,343
	$173,026	$2,087,946

(i)	The advances to unrelated parties for business development, and are non-interest bearing and due on demand.

As of December 31, 2019, included in the balance of advances to unrelated parties, $1.8 million was the amount due from one unrelated party, which consisted of $0.16 million interest receivables related to a loan agreement entered during 2018 and $1.66 million advances for business development purposes which were non-interest bearing and due on demand. During the year ended December 31, 2020, the Company has fully collected the balance from this unrelated party.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(b) As of December 31, 2020 and 2019, Other assets, non-current consist of:

	December 31, 2020	December 31, 2019
Other assets, non-current, net	$4,302,000	$4,304,640
	$4,302,000	$4,304,640

As of December 31, 2019, the Company advanced RMB 30 million (USD $4.3 million) to a vendor, whom the Company has contracted to develop a vehicular IOT smart advertising software (“Internet of Vehicle” or “IOV” software) to interconnect to the Company’s new media advertising sharing platform expanding its advertising capability to people riding in motor vehicles. According to the contract and its subsequent amendment, total commitment of the funding was RMB 30 million (USD $4.3 million). The vendor is solely responsible for hardware and software development and marketing the vehicular terminal. The Company financially supports development cost of IOV software in exchange for advertising revenue generated from the software for four years of the contract term.

Based on the amendment of the contract, if the Company’s new media advertising revenue generated from IOV software does not reach certain threshold during specified period, the contract could be terminated by the Company, and all funding with applicable interest, and less the revenue generated from the IOV software shall be repaid to the Company within half year after the termination of the contract. Once the vendor fully repays the total funding plus applicable interest, the vendor will own 100% the title of the vehicular terminal and related equipment.

The first period as specified was from October 1, 2020 to April 30, 2021 with a threshold advertising revenue from IOV software of RMB 3 million (approximately USD $462,000). The threshold revenue is to increase incrementally by 15% in every six months going forward until the contract expires four years after the commencing date of the operation. As of April 30, 2021, revenue generated from the IOV software has reached RMB 3.0 million (approximately USD $462,000). The Company will continue to monitor advertising revenue generation from the IOV software and evaluate for impairment, if an event occurs or circumstance changes that would potentially indicate that the carrying amount of the asset exceeded its fair value. The vendor will own the title of the IOV software upon its fulfillment of the contract obligations after four years.

The development of IOV software was completed by September 30, 2020. Since Company has the right to use the IOV software in the contract term, software was capitalized as “other assets, non-current, net” and started to amortize from October 1, 2020 over the four-year contract term. As of December 31, 2020, the balance of “other assets, non-current, net” was $4,302,000, after amortization of approximately $0.3 million for the year ended December 31, 2020.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13. CONVERTIBLE NOTE PAYABLE

In October 2019, March 2020, and September 2020, the Company completed three financing transactions (SPA-1, SPA-2, and SPA-3, collectively “SPAs”) through private placements. All SPAs issued Convertible Promissory Notes (Note-1, Note-2, and Note-3, collectively “Notes”) in principal amount of $1.04 million for Note-1, $1.48 million for Note-2, and $1.48 million for Note-3. All three Notes mature in 12 months from the issue dates of the Notes (the “Maturity Dates”), with an interest rate of 5% per annum. The three Notes carry an original issue discount (OID) of $40,000, $80,000, and $80,000, respectively, to cover investors’ transaction costs of the Notes. The proceeds net of issuance cost and debt discount of Note-1, Note-2, and Note-3 were $1 million, $1.34 million, and $1.34 million, respectively. All three Notes are convertible into the Company’s ordinary shares at $9.0 per share at the holder’s option at any time on or before Maturity dates. Upon occurrence of default events, the holders of the Notes are entitled to alternate conversions that offer holders of the Notes the most favorable conversion price based on various adjustments, while the number of the Company’s shares upon conversion shall not exceed 470,000 shares for Note-1, 1,000,000 shares for Note-2 and Note-3. On the Maturity Dates, the holders of the Notes have the rights to convert all of the outstanding balance of the Notes at a price of no less than $3.0 per share for Note-1 and $2.4 per share for Note-2 and Note-3. In conjunction with issuance of the Notes, the Company also issued the holders of the Notes warrants to purchase 26,667, 53,334, and 53,334 ordinary shares of the Company, respectively, with an exercise price at $9.0 per share and a cashless-exercise option. The warrants will expire in three years from the dates of issuance. The warrants are also subject to exercise price adjustments upon occurrence of stock splits, stock dividends, reorganization or similar events. The investors of SPA-2 also purchased an aggregate of 285,714 shares of the Company’s ordinary Shares with no par value at a price of $2.1 per share pursuant to the Purchase Agreements. The investors of SPA-3 also purchased an aggregate of 222,222 shares of the Company’s ordinary Shares with no par value at a price of $2.7 per share pursuant to the Purchase Agreements. Thus, aggregate proceeds net of issuance cost and debt discount of the SPA-1, SPA-2, and SPA-3 were $1 million, $1.9 million, and $1.9 million, respectively.

The detachable warrants issued to holders of the Notes are considered being indexed to the Company’s own stock and classified in stockholders’ equity and therefore they meet the scope exception prescribed in ASC 815-10-15. The warrants are initially measured at fair value of $11,250 for Note-1, $11,676 for Note-2, and $18,275 for Note-3 by using Black-Scholes Merton Valuation Model with no subsequent adjustment of fair value in accordance with ASC 815.

The Company assessed the accounting for the Notes in accordance with ASC 470-20 allocating the proceeds to convertible notes and the detachable warrants on their relative fair value basis, in the amount of $988,874 and $ 11,126, respectively, for Note-1, $1,388,420 and $ 11,580, respectively, for Note-2, $1,381,960 and $18,040, respectively, for Note-3.

For the holders of the Notes, conversion prices result in beneficial conversion feature (BCF) that is separated as an equity component and assigned Note-1, Note-2, and Note-3 values of $113,526, $165,580, and $246,040, respectively, which are the intrinsic values of the BCF for Note-1, Note-2, and Note-3 that are measured by differences between the effective conversion prices based on the proceeds allocated to the convertible instruments and the fair value of the ordinary shares and recorded as a debt discounts. Debt discounts are amortized using the effective interest rate method over the periods from the issuance dates through the stated maturity dates.

The Notes are recognized initially at fair values, net of debt discounts including original issue discounts (OID) and allocations of proceeds to beneficial conversion features and the detachable warrants, in the amount of $164,651 for Note-1, $257,159 for Note-2, and $344,079 for Note-3. The Notes of SPA-1 and SPA-2 along with accrued interests were fully converted to the Company’s ordinary shares with no par value in three conversions taking place in September, October, and December 2020. As of December 31, 2020, the Note-3 remaining unamortized debt discount was $257,352, and will be amortized through September 30, 2021. Amortizations of issuance costs and other Discounts accretion are recorded as interest expenses in the consolidated statement of comprehensive income.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company incurred $80,000 and $80,874 of finder fee for SPA-2 and SPA-3, respectively. For SPA-2, the finder fee was assigned to an equity component of $24,000 and a debt discount of $56,000 proportionally. For SPA-3, the finder fee was assigned to an equity component of $24,262 and a debt discount of $56,612 proportionally.

The Company recognized interest expense of approximately $160,216 for Note-1, $244,871 for Note-2, and $119,648 for Note-3 for the period ended December 31, 2020 including interest relating to contractual interest obligation approximately of $37,000 and amortization of the discounts and debt issuance cost approximately of $124,000 for Note-1 and interest relating to contractual interest obligation approximately of $46,000 and amortization of the discounts and debt issuance cost approximately of $199,000 for Note-2, and interest relating to contractual interest obligation approximately of $19,000 and amortization of the discounts and debt issuance cost approximately of $101,000 for Note-3. As of December 31, 2020, the balance of principal and accrued interest of Note-1 and Note-2 were fully converted to the Company’s ordinary shares (see Note 16 Equity), and the outstanding balance of Note-3 net of unamortized debt discount was $1,180,908.

Note-1 was modified on September 28, 2020 by adding a paragraph of “Quarterly Conversion” with a floor price of $2.4 per share and the original floor price of $3 per share for conversion upon maturity was amended into $2.4 per share. Because the difference in fair value of embedded conversion feature immediately before and immediately after the modification was approximately $21,000, which is less than 10% of the initial fair value of the Note, it was considered a modification effectuated on September 28, 2020. The Company recognized the increase in the fair value of the embedded conversion option of approximately $21,000 as a debt discount with a corresponding increase in additional paid-in capital.

14. OTHER PAYABLES AND ACCRUED EXPENSES

As of December 31, 2020 and 2019, other payables and accrued expenses consist of:

	December 31, 2020	December 31, 2019
Advances from unrelated third-parties (i)	$469,418	$115,760
Other taxes payable (ii)	4,089,013	3,927,037
Unrecognized tax benefits (iii)	433,000	433,000
Accrued professional fees	404,025	190,640
Amount due to employees(iv)	65,785	51,188
Other current liabilities (v)	1,174,856	180,047
	$6,636,097	$4,897,672

(i)	The advances from unrelated parties are non-interest bearing and due on demand.

(ii)	The other taxes payable were the amounts due to the value added tax, business tax, city maintenance and construction tax, and individual income tax. The increase in other taxes payable was mainly attributed to reassessment of prior years’ business tax, value added tax, land use tax, and other auxiliary taxes.

(iii)	The Unrecognized tax benefits refer to the land value added tax due to the sale of property, equipment, and land use rights in September 2015.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(iv)	The amounts due to employees were pertaining to employees’ out-of-pocket expenses for travel and meal allowance, etc.

(v)	The other current liabilities included the following: a) approximate of $89,000 loss on a customer’s bankruptcy claim, b) approximate of $203,000 loss on return of prior year’s government funding, c) an amount of $767,500 for ordinary shares converted from the convertible debt, which were not yet issued as of December 31, 2020.

15. RESERVE AND DISTRIBUTION OF PROFIT

In accordance with relevant PRC regulations and the Articles of Association of our PRC subsidiaries, our PRC subsidiaries are required to allocate at least 10% of their annual after-tax profits determined in accordance with PRC statutory financial statements to a statutory general reserve fund until the amounts in said fund reaches 50% of their registered capital. As of December 31, 2020 and 2019, the balance of general reserve was $14.0 million, respectively.

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

16. EQUITY

(a) Ordinary shares

The Company is authorized to issue 100,000,000 ordinary shares at no par value.

In January 2018, 79,834 and 8,333 ordinary shares were issued as a result of exercise of stock options granted to employees and consultants, respectively. As a result, the amount of approximately $626,000 and $24,000, previously charged to additional paid in capital in the periods services were provided were credited to ordinary shares, respectively.

In November 2018, the Company issued 166,667 ordinary shares to two individuals including Mr. Lin at a price of $9 per share for a total consideration of $1,500,000. The settlement price was negotiated and resembled the highest trading price of the Company’s stock on November 13, 2018.

In October 2019, the Company issued 40,000 restricted shares to a consultant as its service compensation for the service period from October 28, 2019 to October 27, 2020. The fair value of the 40,000 ordinary shares was approximately $110,000, which was determined by the market closing price on the grant date and a discount for lacking of market liquidity. The service compensation of approximately $110,000 is amortized over the service period.

In March 2020, the Company issued a total of 285,714 ordinary shares to certain individual investors at $2.1 per share, which generated approximately $576,000 net proceeds for the Company.

In the first half of 2020, the Company issued a total of 30,000 ordinary shares as compensation of investor relations service, fair value of which was approximately $144,000 which is amortized over the service period until July 21, 2020.

In April 2020, the Company issued 16,667 restricted shares of the ordinary shares to a consultant as its service compensation for the service period from April 2, 2020 to April 1, 2021. The fair value of the 16,667 ordinary shares was approximately $42,000, which is amortized over the service period.

In July 2020, the Company issued 42,000 ordinary shares to a consultant as its service compensation for the service period from July 20, 2020 to January 20, 2021. The fair value of the 42,000 ordinary shares was approximately $101,000, which is amortized over the service period

In July and September 2020, the Company issued an aggregate of 13,110 ordinary shares to an employee for the individual’s job performance. The fair value of the 13,110 ordinary shares was approximately $65,000, which was determined by the market closing price on the grant date.

In September, October, and December, the holders of the promissory note issued in September 2019, and March 2020 converted principal balance of the promissory notes and accrued interests to the Company’s ordinary shares in an aggregate of 1,066,845 shares with no par value of which 299,318 shares converted on December 30, 2020 were not issued until February 2021 (see Note 13). The total amount of principal and accrued interest converted into the ordinary shares as of December 31, 2020 was approximately $1.8 million.

In September 2020, the Company issued 16,220 restricted shares to a consultant as a part of finder fees for the financing services. The fair value of the 16,220 ordinary shares was approximately $41,000, which was determined by the market closing price on the grant date and a discount for lacking of market liquidity.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(b) Stock-based compensation

The following table provides the details of the approximate total share-based payments expense during the year ended December 31, 2020, 2019, and 2018:

	For the Year Ended
	December 31, 2020		December 31, 2019		December 31, 2018
Employees and directors share-based payments	$298,000	(a)(c)	$494,000	(c)	$585,000	(c)
Stock options issued for services	$89,000	(d)	$67,000	(d)	$44,000	(d)
Shares issued for services	$357,000	(a)	19,000	(a)	-
	$744,000		$580,000		$629,000

(c) Stock options to employees and directors

On May 9, 2016, the Board of Directors of the Company adopted the 2016 Equity Incentive Plan, or the 2016 Plan. Pursuant to the 2016 Plan, the Company may offer up to 833,334 million ordinary shares as equity incentives to its directors, employees and consultants. Such number of shares is subject to adjustment in the event of certain reorganizations, mergers, business combinations, recapitalizations, stock splits, stock dividends, or other change in the corporate structure of the Company affecting the issuable shares under the 2016 Plan. The Company accounts for its stock option awards to employees and directors pursuant to the provisions of ASC 718, Compensation – Stock Compensation. The fair value of each option award is estimated on the date of grant using the Black-Scholes Merton valuation model. The Company recognizes the fair value of each option as compensation expense ratably using the straight-line attribution method over the service period, which is generally the vesting period.

On May 27, 2016, the Company granted options to purchase an aggregate of 452,000 ordinary shares under the 2016 Plan. The fair value of these options was approximately $1.6 million at the date of the grant, which was fully amortized as of December 31, 2019. Approximately $365,000 and $407,000 was recorded as compensation and included in administrative expenses in the consolidated statements of operations for the services provided for the years ended December 31, 2019 and 2018, respectively.

On May 17, 2017, the Company granted options to employees and directors to purchase an aggregate of 160,000 ordinary shares under the 2016 Plan. The fair value of these options was approximately $0.5 million at the date of the grant, which was fully vested and amortized as of December 31, 2020. Approximately $92,000, $129,000 and $178,000 was recorded as compensation and included in administrative expenses in the consolidated statements of operations for the services provided for the year ended December 31, 2020, 2019, and 2018, respectively.

On July 24, 2020, the Company granted options to employees and directors to purchase an aggregate of 333,348 ordinary shares under the 2016 Plan. The fair value of these options was approximately $0.3 million at the date of the grant, of which approximately $140,000 was recorded as compensation and included in administrative expenses in the consolidated statements of operations for the services provided for the year ended December 31, 2020.

On July 31, 2020, the stock options granted to employees and directors in 2016 and 2017 were fully exercised on a cashless method, with 72,414 ordinary shares issued.

Stock option activity for the year ended December 31, 2020, 2019 and 2018 is summarized as follows:

			Weighted Average
			Remaining
		Weighted	Contractual	Aggregated
	Options	Average	Life	Intrinsic
	Outstanding *	Exercise Price*	(Year)	Value
Outstanding at January 1, 2018	486,333	$6.84	3.40	$996,860
Exercised	(133,800)	7.26	-	-
Canceled	(18,833)	$6.66	-	-
Outstanding at December 31, 2018	333,700	$6.66	2.40	$188,790
Exercised	-	-	-	-
Canceled	(36,800)	$6.90	-	-
Outstanding at December 31, 2019	296,900	$6.66	1.4	$-
Granted	333,348	2.4	-	-
Exercised	(294,733)	6.66	-	-
Canceled	(9,167)	$3.48	-	-
Outstanding at December 31, 2020	326,348	2.4	2.6	$143,587
Vested and expected to be vested as of December 31, 2020	310,017	2.4	2.6	136,407
Options exercisable as of December 31, 2020 (vested)	-	-	-	-

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

There were 333,348 stock options granted to employees during the years ended December 31, 2020. No options were granted to employees during the years ended December 31, 2019 and 2018. The total intrinsic value of stock options exercised during the years ended December 31, 2020 and 2018 was approximately $637,000 and $1,473,000, and there was no option exercised during the year ended December 31, 2019. The Company did not receive any proceeds related to the cashless exercise of stock options from employees for the years ended December 31, 2020, 2019 and 2018.

The following table summarizes the status of options which contain vesting provisions:

		Weighted
		Average
		Grant Date
	Options*	Fair Value*
Non-vested at January 1, 2020	41,650	$3.54
Granted	333,348	$1.01
Vested	(41,650)	$3.54
Canceled	(7,000)	$1.01
Non-vested at December 31, 2020	326,348	$1.01

As of December 31, 2020 and 2019, approximately $0.2 million and $0.1 million of total unrecognized compensation expense related to non-vested share options expected to be recognized over a weighted average remaining vesting period of approximately 0.3 year and 0.1 year respectively. The total fair value of options vested during the year ended December 31, 2020, 2019 and 2018 was approximately $0.1 million, $0.6 million and $0.6 million, respectively. To the extent the actual forfeiture rate is different from what the Company has anticipated; stock-based compensation related to these awards will be different from its expectations.

*On July 30, 2020, the Company implemented a one-for-six reverse stock split of the Company’s issued and outstanding ordinary shares. Except shares authorized, all share and per share information has been retroactively adjusted to give effect to the reverse stock split for all periods presented, unless otherwise indicated.

(d) Stock options and warrants to non-employees

Pursuant to the Company’s 2016 Equity Incentive Plan, for the year ended December 31, 2018, the Company issued 33,333 stock options to consultants with 20,833 options vested in 2018 and 12,500 options vested in 2019. The stock options issued to non-employees would be forfeited either three months after the expiration of the service agreement or upon the expiry of contractual life of the options. On February 20, 2019, the Company issued warrants to the Consultant to purchase 25,000 of the Company’s ordinary shares with exercise price at $6.60 per share, which was fully exercised in cashless for 6,250 ordinary shares on July 31, 2020. On April 2, 2020, the Company issued warrants to the Consultant to purchase 16,667 of the Company’s ordinary shares, no par value with an exercise price at $2.52 per share, which was fully exercised in cashless for 11,894 ordinary shares on July 31, 2020. In July 2020, the Company granted options to certain consultants to purchase an aggregate of 57,366 ordinary shares of the Company with an exercise price at $2.64 per share. The options were fully vested at the grant date as a rewarding for the past service of the consultants. Before the adoption of ASU2018-07, the fair value of the options and warrants issued to consultants was estimated on the measurement date using the Black-Scholes Merton valuation model, after the adoption on January 1, 2019, the fair value of the equity awards to consultants was measured on the grant date. The Company expensed to administrative expense approximately $89,000, $67,000 and $44,000 for the years ended December 31, 2020, 2019 and 2018, respectively.

As of December 31, 2020, the exercise price for the stock options issued to non-employee for service was $2.64 and remaining life was 2.52 years. The stock options granted to non-employees were expired in three years after the grant date. The following table outlines the options outstanding and exercisable as of December 31, 2020:

	2020
	Number of
	Options
	Outstanding	Exercise	Expiration
	and Exercisable	Price	Date
July 2020 stock options granted to certain consultants	57,366	$2.64	07/09/2023
Total	57,366

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17. CONSOLIDATED SEGMENT DATA

Segment information is consistent with how management reviews the businesses, makes investing and resource allocation decisions, and assesses operating performance. Transfers and sales between reportable segments, if any, are recorded at cost. All sales occurred in China since our revenue-generating operations are located in China.

The Company reports financial and operating information in the following two segments:

(a)	Cloud-based Technology (CBT) segment — The CBT segment is the Company’s current and future focus for corporate development. It includes the Company’s cloud-based products, high-end data storage servers. and related services sold to private sectors including new media, healthcare, education, and residential community management, and among other industries and applications. In this segment, the Company generates revenues from the sales of hardware and software total solutions with proprietary software and content as well as from designing and developing software products specifically customized for private sector customers’ needs for a fixed price. As a result of COVID-19 pandemic, city lockdowns, travel restrictions, and other preventive measures had negatively impacted on the China out-of-home advertising business and significantly dampened customers’ demand for ads display terminals. Nevertheless, mandatory home stays and work from remote locations triggered a steep surge in on-line gaming, on-line shopping, on-line entertainment, and electronic communication, and created a great demand for high-end data storage servers to accommodate internet information transmission. The Company has stabilized supply chains for the high-end data storage server to meet market demands supplementing the declining revenue from ads display terminals and included the revenue and cost of revenue of high-end data storage servers in the CBT segment.

(b)	Traditional Information Technology (TIT) segment —The TIT segment includes the Company’s project-based technology products and services. The solutions the Company has sold primarily include Geographic Information Systems (GIS), Digital Public Security Technology (DPST), and Digital Hospital Information Systems (DHIS). In this segment, the Company generates revenues from sales of hardware and system integration services.

Selected information by segment is presented in the following tables for the year ended December 31, 2020, 2019, and 2018.

	2020	2019	2018
Revenues(1)
TIT Segment	$377,499	$241,132	$383,420
CBT Segment	10,685,276	13,550,171	20,194,920
	$11,062,775	$13,791,303	$20,578,340

(1) Revenues by operating segments exclude intercompany transactions.

	2020	2019	2018
(Loss) income from operations
TIT Segment	$(166,727)	$(662,556)	$(528,891)
CBT Segment	(15,268,750)	(2,037,151)	2,391,930
Corporate and others(2)	(1,931,252)	(1,472,454)	(1,694,215)
(Loss) income from operations	(17,366,729)	(4,172,161)	168,824
Corporate other (loss) income, net	(22,580)	669,755	956,753
Corporate interest income	4,798	133,517	36,381
Corporate interest expense	(1,018,013)	(499,852)	(484,403)
(Loss) income before income taxes	(18,402,524)	(3,868,741)	677,555

Income tax benefit	71,316	274,480	1,201,231
Net (loss) income	(18,331,208)	(3,594,261)	1,878,786

Less: Loss (income) attributable to the non-controlling interest	636,433	11,929	(186,803)
Net (loss) income attributable to the Company	$(17,694,775)	$(3,582,332)	$1,691,983

(2) Includes non-cash compensation, professional fees and consultancy fees for the Company.

Non-cash employee compensation by segment for the year ended December 31, 2020, 2019, and 2018 are as follows:

	2020	2019	2018
Non-cash employee compensation:
Corporate and others	298,091	494,316	584,629
	$298,091	$494,316	$584,629

Depreciation and amortization by segment for the year ended December 31, 2020, 2019, and 2018 are as follows:

	2020	2019	2018
Depreciation and amortization:
TIT Segment	$19,783	$17,278	$13,941
CBT Segment	3,459,861	2,883,674	3,660,596
	$3,479,644	$2,900,952	$3,674,537

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	2020	2019	2018
Provisions for allowance for credit losses on accounts receivable, other receivable and advances to suppliers：
TIT Segment	$36,895	$344,550	$(438,378)
CBT Segment	13,484,287	3,283,994	1,268,644
	$13,521,182	$3,628,544	$830,266

	2020	2019	2018
Inventory obsolescence provision:
TIT Segment	$10,943	$2,366	$9,261
CBT Segment	(5,318)	112,824	21,142
	$5,625	$115,190	$30,403

	2020	2019	2018
Impairment of long-term investments
CBT Segment	-	-	45,400
	$-	$-	$45,400

Total assets by segment as at December 31, 2020 and 2019 are as follows:

	2020	2019
Total assets
TIT Segment	$213,329	$725,088
CBT Segment	30,488,753	39,755,020
Corporate and others	74,569	135,438
	$30,776,651	$40,615,546

18. COMMITMENTS AND CONTINGENCIES

On December 12, 2018, IST HK entered into a non-exclusive joint venture agreement with Mr. Huang, a permanent resident of Republic of Singapore, to form Asia Taoping PTE. LTD. (“Asia Taoping”) for providing Internet + Sharing New Media Platform service and other business to South East Asia countries. IST HK will own 10% of equity interest of and contributes registered capital approximately $369,000 to Asia Taoping. Capital contribution is made in installment, of which the first installment is to be contributed within 300 days from the execution date of the joint venture agreement. IST HK has not made the first installment of capital contribution to Asia Taoping, which will be incurred pursuant to specific capital needs of Asia Taoing. IST HK provides hardware, software platform, and services to the joint venture. Asia Taoping is a corporate joint venture and IST HK does not exercise significant influence, therefore, the equity investment to Asia Taoping will be accounted for using the measurement alternative under Long-Term Investment. Revenue generated from Sales of hardware and services rendered are accounted for related-party transactions.

The Company received a notification from Nasdaq Listing Qualifications on June 18, 2019, as announced in a report with the SEC on a 6-K Form filed on June 19, 2019, that the Company was not in compliance with the minimum bid price requirements set forth in Nasdaq Listing Rule 5550(a)(2) for continued listing on The Nasdaq Capital Market. On July 30, 2020, the Company implemented a one-fox-six reverse stock split with the stock price at $2.04 per share post the split to regain compliance the listing requirement on the Nasdaq Capital Market.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company may from time to time be subject to legal proceedings, investigations, and claims incidental to conduct of our business. The Company is currently subject to a legal proceeding with the bankruptcy receiver (the Receiver) for Shenzhen Kejian Information Technology Co., Ltd. (Kejian). The Receiver was appointed by the bankruptcy court to liquidate Kejian that filed bankruptcy on December 6, 2016. On July 28, 2016, the Company received a payment in the amount of RMB 550,000 (approximately $89,000) from Kejian, which was considered as a preferential payment within 6 months from Kejian’s bankruptcy filing by China bankruptcy laws and requested to return the amount to the Receiver. The Company has anticipated an unfavorable outcome from the lawsuit and accrued a contingent liability of $89,000 for the probable loss.

Since the second quarter of 2020, COVID-19 pandemic has been largely contained in China, and only sporadic imported infection cases are reported. Business around China has resumed to normal. The operations of our customers and the supply chains were gradually back to normal, as well. Nevertheless, the COVID-19 pandemic did negatively impact on operational cash flows of most of businesses inclusive of our customers in China’s out-of-home advertising market from the initial lockdown measures, travel restrictions, and gradual recovery in business activities in the second half of the 2020 that result in prolonging our collection of outstanding accounts receivable and additional credit loss provisions. The COVID-19 has had a material adverse impact on our operating results for the year of 2020. With the additional injection of the approximately $13.1 million net proceeds raised in the first quarter of 2021, we believe that we will have sufficient capital to maintain our operations for the next 12 months. With the deployment of Antminers and general-purpose servers in 2021 and beyond, we will acquire additional capital through equity or debt financings.

19. CONCENTRATIONS

For the year ended December 31, 2020, 2019 and 2018, no customer accounted for greater than 10% of revenue. For the year ended December 31, 2020, 2019, and 2018, the Company’s top five customers accounted for 25%, 24% and 23% of the Company’s revenues, respectively.

The Company’s top five accounts receivable accounted for 25% and 20% of accounts receivable as of December 31, 2020 and 2019, respectively. No customer each accounted for greater than 10% or more of accounts receivable as of December 31, 2020 and 2019.

For the year ended December 31, 2020, 2019 and 2018, approximately 62%, 97% and 89%, respectively, of total inventory purchases were from five unrelated suppliers. Three suppliers each accounted for greater than 10% of total inventory purchases in 2020, two suppliers each accounted for greater than 10% of total inventory purchases in 2019 and 2018.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20. SUBSEQUENT EVENTS

Private Placements in 2021

During the first quarter of 2021, the Company entered into several securities purchase agreements with certain investors to sell an aggregate of 3,140,740 ordinary shares, no par value, with total proceeds of approximately $13.1 million before deducting offering expenses. The Company intends to use the net proceeds from the financing for working capital and general corporate purposes.

Strategic Partnership in 2021

On January 26, 2021, the Company entered into a strategic partnership agreement with Ivy International Education Technology Co., Ltd. (“Ivy International Education”) to develop and market new learning programs for quality education. In February, Biznest and Ivy International Education formed a joint venture company, Shenzhen Taoping Education Technology Co., Ltd., 51% equity interests of which owned by Biznest.

On March 22, 2021, the Company entered into a strategic cooperation agreement with BitFuFu.com (“BitFuFu”). to purchase blockchain cloud computing service with a total value of $10 million from BitFuFu within three years. The first batch of $1 million service subscription is from March 18, 2021 to March 13, 2022. By purchasing the blockchain cloud computing service, TAOP will be able to start Bitcoin mining through Antminer, which is expected to bring direct revenues for the Company.

On March 29, 2021, the Company entered into a strategic cooperation framework agreement with Shanghai Guanghua Education Investment Management Co., Ltd. (“Shanghai Guanghua Education”) and Wuhu Sasan Education Management Co., Ltd. (“Wuhu Sasan”), a majority-owned subsidiary of Shanghai Guanghua Education for a term of three years to promote on-line education programs. As a part of the agreement, TAOP and Wuhu Sasan formed a joint venture company, Wuhu Taoping Education Technology Co., Ltd., in March, 2021. Biznest and Wuhu Sasan owns 51 percent and 49 percent equity interests in the joint venture, respectively.

On April 13, 2021, the Company entered into exclusive strategic cooperation and joint operation agreement with Ordos Blockchain Cloud Computing Technology Co., Ltd. to jointly establish and operate a GPU cloud computing power trading platform to provide Taoping’s smart cloud services: cloud desktop, cloud rendering, cloud gaming, digital assets and other blockchain applications. Both parties will jointly build and operate a GPU cloud (“Taoping G Cloud”) computing power trading platform.

Issuance of Restricted Shares and Warrants for Services in 2021

On February 19, 2021, the Company entered into a consulting agreement with Great Bay Capital Investment Limited (“Great Bay”) for a two-year term effective February 19, 2021. Great Bay will provide consulting services to assist the Company in blockchain and digital investment and M&A opportunities. The Company agreed to issue to Great Bay a warrant for the purchase of 1,000,000 ordinary shares of the Company with no par value, exercisable at $3.50 per share (subject to adjustment) at any time prior to the 181st calendar day after the date of issuance. The warrant can only be exercised in cash.

On April 16, 2021, the Company entered into two one-year term consulting agreements with Shenzhen Jinfuze Industrial Co., Ltd. (“Jinzefu”) and Shanjing Capital Group Co., Ltd. (“Shanjing Capital”). Jinzefu will mainly advise the Company on the financing activities. Shanjing Capital will advise the Company on the supply chain related activities. The Company agreed to issue each of the consultants warrants to purchase 450,000 ordinary shares of the Company with no par value, exercisable at $6.30 per share (subject to adjustment) at any time prior to the 12-month anniversary after the date of issuance. The warrants may only be exercised in cash.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Acquisitions in 2021

On March 19, 2021, the Company entered into a share purchase agreement to acquire 100% equity interest in Taoping New Media Co., Ltd. (“Taoping New Media”). After the closing of the transaction, Taoping New Media will become a wholly owned subsidiary of Biznest Internet Technology Co., Ltd., a variable interest entity of TAOP. Taoping New Media is a leading media operator in China’s out-of-home digital advertising industry. It has purchased smart display screens from TAOP since 2017 and built up its digital advertising network based on TAOP’s cloud platform. Mr. Jianghuai Lin, the Chairman and CEO of TAOP, who owns approximately 24.6% of TAOP, also owns approximately 51% of Taoping New Media. After the acquisition, Taoping New Media business is expected to be part of TAOP’s newly created Digital Culture Business Division, and TAOP will capture advertising revenue streams from Taoping network. Pursuant to the share purchase agreement, as consideration of the purchase, TAOP has agreed to issue to the shareholders of Taoping New Media a total of 1,213,630 ordinary shares of TAOP, equivalent to $10.24 million, based on the financial position, advantages of its technology and nation-wide sales net-work in China, and growth potential of the target company. Mr. Lin, as the majority shareholder of Taoping New Media, will receive 614,369 ordinary shares. The closing of the transaction is subject to a number of conditions, including, without limitation, completion of all respective internal approval procedures of the parties, no material adverse impact on the assets, operation and management team of Taoping New Media prior to closing, and the satisfaction or waiver of other customary closing conditions. The parties intend to close the transaction no later than May 10, 2021. Both the board of directors of TAOP and the audit committee of board approved the transaction based on a written opinion rendered by Albeck Financial Services, the independent financial advisor to the board, to the effect that, as of the date of such opinion, the consideration in the transaction is fair to TAOP and TAOP’s shareholders, from a financial point of view. The Company is in the process of finalizing purchase accounting. The acquisition is not considered as acquisition of entity under common control. The Company will engage an independent valuation firm to assist with the allocation of the purchase price of Taoping New Media which is not yet final. TAOP will disclose the item(s) that still remain outstanding in accordance with the requirement contained in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 805, “Business Combinations”.

On March 31, 2021 the Company entered into a share purchase agreement with Genie Global Limited. (“Genie Global”) to acquire 51% equity interest in Genie Global’s wholly owned subsidiary, Render Lake Tech Ltd. (“Render Lake”). Founded in Ontario, Canada in 2019, Render Lake is a cloud infrastructure service provider committed to provide high-performance cloud computing solutions for special effects companies. Through its network of Trusted Partner Network (TPN)-compliant data centers, Render Lake provides comprehensive cloud solutions and develops cloud desktop, cloud rendering, cloud computing, NFT (Non-Fungible Token), and cloud gaming businesses. The acquisition of Render Lake is important to strategically provide TAOP great opportunities in cloud desktop, cloud computing, and cloud gaming business in the 5G era. Also, cloud rendering and NFT can provide powerful technical support for TAOP’s new media, smart cloud, and online education platform businesses.

Others in 2021

On April 21, 2021, the Company established a wholly-owned Hong Kong subsidiary, Taoping Capital Limited (“Taoping Capital”), to provide capital support for the growth of TAOP’s blockchain and digital asset business and the Company’s cloud desktop, cloud rendering and cloud gaming business. Most of the funds provided by Taoping Capital will be invested in TAOP projects for the purchase of bitcoin mining machines and general-purpose servers suitable for Ethereum and cloud desktops. At the same time, Taoping Capital will support the Company with operation management consulting. Taoping Capital will also actively seek investment opportunities in the blockchain industry.

On April 15, 2021, the Company signed a Bitcoin mining machine purchase agreement (the “Purchase Agreement”) with Bitmain Technologies Limited. Pursuant to the Purchase Agreement, TAOP will purchase Antminer S19j Pro Bitcoin mining machines with a total order value of about $24 million. The purchase will be funded by a line of credit collateralized by the Company’s properties and secured by the personal real estate holding of Mr. Jianghuai Lin, the Chairman and CEO of TAOP. The miners are scheduled to deliver starting from August 2021. Upon the completion of deliveries under the Purchase Agreement, TAOP is expected to own an additional hash rate of approximately 300,000 TH/s.

