Form 20-F
period 2021-12-31
Taoping Inc.
filed 2022-05-02
CIK 1552670

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ___________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _________________________

Commission file number: 001-35722

TAOPING INC.

(Exact Name of Registrant as Specified in Its Charter)

Not Applicable

(Translation of Registrant’s Name Into English)

British Virgin Islands

(Jurisdiction of Incorporation or Organization)

Unit 3102, 31/F, Citicorp Centre

18 Whitefield Road, Hong Kong

(Address of Principal Executive Offices)

Mr. Jianghuai Lin, Chief Executive Officer

Unit 3102, 31/F, Citicorp Centre

18 Whitefield Road, Hong Kong

Tel: +852-36117837
Fax: +852-36166449

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2021): 15,513,605 ordinary shares, no par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-Accelerated Filer ☒	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting ☐	Other ☐
Standards as issued by the International
Accounting Standards Board

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Annual Report on Form 20-F

Year Ended December 31, 2021

i

ii

INTRODUCTORY NOTES

Use of Certain Defined Terms

Except as otherwise indicated by the context and for the purposes of this report only, references in this report to:

●	“Taoping” or “the Company” are to Taoping Inc., a British Virgin Islands holding company, which has no business operations of its own;

●	“We,” “us,” “our” and “our company” are to the combined business of Taoping and its subsidiaries;

●	“Taoping Holdings” are to Taoping Holdings Limited, a BVI subsidiary of Taoping;

●	“Taoping Group” and “IST HK” are to Taoping Group (China) Ltd., a Hong Kong company;

●	“TopCloud” are to TopCloud Software Co., Ltd., a PRC company;

●	“IST” are to Information Security Tech. (China) Co., Ltd., a PRC company;

●	“ISIOT” are to Information Security IoT Tech. Co., Ltd., a PRC company;

●	“iASPEC” are to iASPEC Technology Co., Ltd, a PRC company;

●	“Geo” are to Wuda Geoinformatics Co., Ltd., a PRC company;

●	“Biznest” are to Biznest Internet Technology Co., Ltd., a PRC company;

●	“Bocom” are to iASPEC Bocom IoT Technology Co. Ltd., a PRC company;

●	“BVI” are to the British Virgin Islands;

●	“Hong Kong” are to the Hong Kong Special Administrative Region of the People’s Republic of China;

●	“PRC” and “China” are to the People’s Republic of China;

●	“SEC” are to the Securities and Exchange Commission;

●	“Exchange Act” are to the Securities Exchange Act of 1934, as amended;

●	“Securities Act” are to the Securities Act of 1933, as amended;

●	“Renminbi” and “RMB” are to the legal currency of China; and

●	“U.S. dollars,” “dollars” and “$” are to the legal currency of the United States.

On July 30, 2020, we completed a share combination of the Company’s ordinary shares at a ratio of one-for-six, which decreased the Company’s outstanding ordinary shares to approximately 7,332,434 shares. This share combination did not change the Company’s authorized amount of shares or the par value of the Company’s ordinary shares. Accordingly, except as otherwise indicated, all share and per share information contained in this annual report has been restated to retroactively show the effect of the share combination.

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

PART I

Taoping is not an operating company but rather a holding company incorporated in the British Virgin Islands. Because Taoping has no business operations of its own, we conduct our business through Taoping’s operating subsidiaries, primarily in Hong Kong, mainland China and Kazakhstan. This structure involves unique risks to investors and you may never directly hold equity interests in Taoping’s operating entities. You are specifically cautioned that there are significant legal and operational risks associated with being based in or having the majority of operations in China, including that changes in the legal, political and economic policies of the Chinese government, the relations between China and the United States, or Chinese or United States regulations may materially and adversely affect our business, financial condition, results of operations and the market price of the Company’s securities. Moreover, the Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of the securities we are registering for sale or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. For a detailed description of risks related to the holding corporate structure, • see Item 3 “Key Information—D. Risk Factors—Risks Related to Doing Business in China”.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management

Not applicable.

B. Advisors

Not applicable.

C. Auditors

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

A. Offer Statistics

Not applicable.

B. Method and Expected Timetable

Not applicable.

ITEM 3. KEY INFORMATION

Taoping was incorporated in the British Virgin Islands under the BVI Act on June 18, 2012. Taoping is not an operating company but rather a holding company conducting its operations through Taoping’s operating subsidiaries, primarily in Hong Kong, mainland China and Kazakhstan. This structure involves unique risks to investors and you may never directly hold equity interests in Taoping’s operating entities. You are specifically cautioned that there are significant legal and operational risks associated with being based in or having the majority of operations in China. Specifically, the PRC government recently initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in China, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement. We do not believe that our subsidiaries in Hong Kong or mainland China are directly subject to these regulatory actions or statements, as we have not carried out any monopolistic behavior and our business does not involve the collection of personal information or implicate national security. We also have dissolved the variable interest entity structure in 2021 as our business does not involve any type of restricted industry. However, since these statements and regulatory actions by the PRC government are newly published and detailed official guidance and related implementation rules have not been issued or taken effect, uncertainties exist as to how soon the regulatory bodies in China will finalize implementation measures, and the impacts the modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list the Company’s securities on an U.S. or other foreign exchange. For a detailed description of various risks related to doing business in China, see Item 3 “Key Information—D. Risk Factors—Risks Related to Doing Business in China”.

In addition, pursuant to the Holding Foreign Companies Accountable Act (the “HFCA Act”) enacted in 2020, if the auditor of a U.S. listed company’s financial statements is not subject to Public Company Accounting Oversight Board (the “PCAOB”) inspections for three consecutive “non-inspection” years, the Securities and Exchange Commission (the “SEC”) is required to prohibit the securities of such issuer from being traded on a U.S. national securities exchange, such as NYSE and Nasdaq, or in U.S. over-the-counter markets. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which if enacted into law would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive “non-inspection” years instead of three. The PCAOB issued a Determination Report on December 16, 2021 which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong because of a position taken by one or more authorities in such jurisdictions. In addition, the PCAOB’s report identified specific registered public accounting firms which are subject to these determinations. Our current registered public accounting firm, PKF Littlejohn LLP (“PKF”), or our former registered public accounting firm, UHY LLP, is not headquartered in mainland China or Hong Kong and was not identified in this report as a firm subject to the PCAOB’s determination. They both are subject to full inspection by the PCAOB and the PCAOB is able to inspect the audit workpapers of our China subsidiaries, as such workpapers are electronic files possessed by our registered public accounting firms. However, if the PCAOB determines in the future that it cannot inspect or fully investigate our auditor at such future time, trading in the Company’s securities would be prohibited under the HFCA Act. See “Risk Factor—Risks Related to Doing Business in China— The increased regulatory scrutiny focusing on U.S.-listed companies with significant operations in China in the U.S. could add uncertainties to our business operations, share price and reputation. Although our former auditor, UHY LLP, and current auditor, PKF, are both subject to inspection by the PCAOB, trading in the Company’s securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist the Company’s securities. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to the PCAOB inspections for two consecutive years instead of three.”

Cash is transferred through our organization in the following manner:

●	Our equity structure is a direct holding structure, that is, Taoping, the British Virgin Islands entity listed in the U.S., controls its operating subsidiaries in Hong Kong, mainland China and Kazakhstan, through Taoping Holdings, a British Virgin Islands subsidiary of Taoping. See Item 4. “Information of the Company – A. History and Development of the Company – Corporate Structure” for more details.

●	As of the date of this report, neither Taoping nor any of its subsidiaries have paid dividends or made distributions to U.S. investors.

●	Within our direct holding structure, the cross-border transfer of funds from Taoping to its Chinese subsidiaries is legal and compliant with the laws and regulations of China. Taoping is permitted to provide funding to its subsidiaries in mainland China in the form of shareholder loans or capital contributions, subject to satisfaction of applicable government registration, approval and filing requirements of the respective jurisdiction. There are no quantity limits on Taoping’s ability to make capital contributions to its subsidiaries in mainland China under the PRC regulations. Historically, cash proceeds raised from overseas financing activities by Taoping have been first transferred to its BVI subsidiary, Taoping Holdings. Whenever we need to make capital contributions to either of our PRC subsidiaries by contributing any of such net proceeds, and convert the contributed proceeds into RMB, we will need to increase the PRC subsidiary’s registered capital by registering and/or filing the increase with the Ministry of Commerce or one of its local branches, the State Administration of Foreign Exchange (“SAFE”) or one of its local branches, or an authorized bank. If we transfer any of the proceeds to one of our PRC subsidiaries through loans, under current PRC law we will also need to register such loans with the SAFE or one of its local branches, and the amount that we may convert into RMB and loan to one of these entities will be limited by applicable SAFE regulations, in the case of a loan to one of our PRC subsidiaries, to the greater of (i) the difference between the subsidiary’s approved total investment and the subsidiary’s total registered capital and (ii) two times the PRC subsidiary’s net assets.

●	As a holding company, Taoping relies on dividends and other distributions on equity paid by its operating subsidiaries in Hong Kong, mainland China and Kazakhstan for cash requirements, including the funds necessary to pay dividends and other cash distributions to its shareholders or to any service expenses it may incur. For operating subsidiaries in mainland China, they will first transfer funds to Taoping Group in accordance with applicable laws and regulations of Hong Kong and mainland China, and then to Taoping through Taoping Holdings. Taoping will then distribute dividends to its shareholders in proportion to their respective shareholding, regardless of whether the shareholders are U.S. investors or investors in other countries or regions. As of the date of this report, none of our subsidiaries has made any transfers, dividends or other distributions to Taoping, the holding company. We intend to retain most, if not all, of our available funds and any future earnings to the development and growth of our business in China and do not expect to pay dividends in the foreseeable future.

●	The ability of our subsidiaries in mainland China to distribute dividends is based upon their distributable earnings. Current PRC regulations permit these subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our subsidiaries in mainland China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. These reserves are not distributable as cash dividends. In addition, if any of our operating subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to Taoping. We believe, other than above, current PRC regulations do not prohibit or limit using cash generated from one subsidiary to fund another subsidiary’s operations. We currently do not have our own cash management policy and procedures that dictate how funds are transferred.

Summary of Risk Factors

There are a number of risks that you should consider and understand before making an investment decision regarding the Company’s securities. You should carefully consider all of the information set forth in this report and, in particular, the specific factors set forth in the section titled “Risk Factors” below. These risks include, but are not limited to:

●	As of the date of this report, we believe that we are not required to obtain any approval or prior permission to offer securities to foreign investors from the China Securities Regulatory Commission (the “CSRC”) or any other Chinese regulatory authority under the Chinese laws and regulations currently in effect. As of the date of this report, neither Taoping nor any of its subsidiaries has been informed by the CSRC, Cybersecurity Administration of China (the “CAC”) or any other Chinese regulatory authority of any requirements, approvals or permissions that we should obtain prior to any offering of Taoping’s securities in the future. Neither Taoping nor any of its subsidiaries has obtained the approval or clearance from either the CSRC or any other Chinese regulatory authority for the offering that we may make in the future. However, there remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities. The PRC regulatory agencies, including the CSRC or the CAC, may not reach the same conclusion as us. If we do not receive or maintain the approvals, or we inadvertently conclude that such approvals are not required but the CSRC or other PRC regulatory body subsequently determines that we need to obtain the approval for an offering or if the CSRC or any other PRC government authorities promulgates any interpretation or implements rules subsequently that would require us to obtain CSRC or other governmental approvals for an offering, we may not be able to proceed with the offering, face adverse actions or sanctions by the CSRC or any other PRC regulatory agencies. In any such event, these regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from the offering into the PRC or take other actions that could have a material adverse effect on our business, financial condition, the value of the Company’s securities, as well as the Company’s ability to offer or continue to offer securities to investors or cause such securities to significantly decline in value or become worthless. The risks arising from the legal system in China include risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little, if any, advance notice. As a result, there can be no assurance that we will not be subject to such requirements, approvals or permissions in the future.

●	There are significant legal and operational risks associated with having significant business operations in China, including that changes in the legal, political and economic policies of the Chinese government, the relations between China and the United States, or Chinese or United States regulations may materially and adversely affect our business, financial condition, results of operations and the value of the Company’s securities. Any such changes may take place quickly and with very little notice and as a result, could significantly limit or completely hinder our ability to offer or continue to offer Taoping’s securities to investors, and could cause the value of Taoping’s securities to significantly decline or become worthless. Recent statements made and regulatory actions undertaken by China’s government, such as those related to data security or anti-monopoly concerns and any other future laws and regulations may require us to incur significant expenses and could materially affect our ability to conduct our business or accept foreign investments.

●	The increased regulatory scrutiny focusing on U.S.-listed companies with significant operations in China in the U.S. could add uncertainties to our business operations, share price and reputation. In recent years, as part of increased regulatory focus in the United States on access to audit information, the United States enacted the HFCA Act in December 2020. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to the PCAOB inspections for two consecutive years instead of three. Pursuant to the HFCA Act, the PCAOB issued a Determination Report on December 16, 2021 which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in such jurisdictions. In addition, the PCAOB’s report identified specific registered public accounting firms which are subject to these determinations. Our current registered public accounting firm, PKF, or our former registered public accounting firm, UHY LLP, is not headquartered in mainland China or Hong Kong and was not identified in this report as a firm subject to the PCAOB’s determination. They both are subject to full inspection by the PCAOB and the PCAOB is able to inspect the audit workpapers of our China subsidiaries, as such workpapers are electronic files possessed by our registered public accounting firms. However, if the PCAOB determines in the future that it cannot inspect or fully investigate our auditor at such future time, trading in the Company’s securities would be prohibited under the HFCA Act.

●	The Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and in the value of the Company’s securities. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

●	There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.

●	The cryptocurrency mining market is highly competitive and fragmented with low barriers to entry. We face uncertainties and challenges as we enter into the new blockchain technology business.

●	If the market for cryptocurrency ceases to exist or diminishes significantly, our business, results of operations and financial condition would be materially harmed.

●	Any failure to obtain or renew any required approvals, licenses, permits or certifications for our cryptocurrency mining business could materially and adversely affect our business and results of operations.

●	We have a limited operating history of selling cloud-based products and services and may be unable to achieve or sustain profitability or reasonably predict our future results.

●	Our independent registered auditors have expressed substantial doubt about our ability to continue as a going concern.

●	If we fail to comply with the continued listing requirements of NASDAQ, we would face possible delisting, which would result in a limited public market for our shares and make obtaining future debt or equity financing more difficult for us.

●	The trading price of Taoping’s ordinary shares has been and likely continue to be highly volatile, which could result in significant losses to holders of the ordinary shares.

●	Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of your shares for return on your investment.

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under British Virgin Islands law and a significant majority of our current business operations are conducted in the PRC.

●	Taoping is a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

●	As a foreign private issuer, Taoping is permitted to rely on exemptions from certain Nasdaq corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of Taoping’s securities.

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

An investment in the Company’s securities involves a high degree of risk. INVESTORS PURCHASING OUR SECURITIES ARE PURCHASING SECURITIES OF TAOPING INC., THE BRITISH VIRGIN ISLANDS HOLDING COMPANY RATHER THAN SECURITIES OF TAOPING INC.’S SUBSIDIARIES THAT HAVE SUBSTANTIVE BUSINESS OPERATIONS IN CHINA AND OTHER COUNTRIES. You should carefully consider the risks described below, together with all of the other information included in this annual report, before making an investment decision. If any of the following risks actually occurs, our business, financial condition or results of operations could suffer. In that case, the value of the Company’s securities could significantly decline or be worthless and you may lose all or part of your investment.

Risks Relating to our Business

If the COVID-19 pandemic is not effectively controlled in a short period of time, our business operation and financial condition in the long-term may be materially and adversely affected as a result of any slowdown in economic growth, operation disruptions or other factors that we cannot predict.

With operations in China and other countries worldwide, we are subject to numerous risks outside of our control, including risks arising from natural disasters, such as fires, earthquakes, hurricanes, floods, tornadoes, unusual weather conditions, pandemic outbreaks and other global health emergencies, terrorist acts or disruptive global political events, or similar disruptions that could materially adversely affect business and financial performance. The spread of the novel coronavirus (“COVID-19”), which was declared a pandemic by the World Health Organization in March 2020, has spread across many countries and is impacting worldwide economic activity. While we have seen gradual recovery of our overall business as well as the supply chain, project execution and cash collection resulting from improving health statistics in China since March 2020, the spread of COVID-19 may be prolonged and worsened, and we may be forced to scale back or even suspend our operations. As this outbreak persists, commercial activities throughout the world have been curtailed with decreased consumer spending, business operation disruptions, interrupted supply chain, difficulties in travel and reduced workforces. The duration and intensity of disruptions resulting from the COVID-19 outbreak is uncertain. It is unclear as to when the outbreak will be eventually contained, and we also cannot predict if the impact will be short-lived or long-lasting. The extent to which outbreak impacts our long-term financial results will depend on many factors beyond our control. Major factors include the extent of resurgences of the disease and its variants, vaccine distribution and other actions taken to contain the impact of COVID-19. The measures taken by the governments of countries affected could disrupt the demand from our customers, our sales efforts, the delivery of our products and services, reduce our customers’ ability to pay and adversely impact our business, financial condition and results, or results of operations. If the COVID-19 pandemic is not effectively controlled in a short period of time, our long-term business operation and financial condition may be materially and adversely affected as a result of any slowdown in economic growth, operation disruptions or other factors that we cannot predict.

The cryptocurrency mining market is highly competitive and fragmented with low barriers to entry. We face uncertainties and challenges as we enter into the new blockchain technology business.

As part of our strategic business transformation, we established a blockchain technology business segment in 2021, which is dedicated to the research and application of blockchain technology and digital assets. We launched cryptocurrency mining operations, a blockchain related new business, as the first initiative of this new business segment in the first quarter of 2021. With multiple cloud data centers deployed outside of China mainland, the Company continues to improve computing power and create value for the encrypted digital currency industry. Due to our limited experience with cryptocurrency and the mining activities, we face challenges and uncertainties relating to the possibility of success of our new business. We cannot assure you that the introduction and development of this new line of business would not encounter significant difficulties or would achieve the profitability as we expect. Failure to successfully manage those risks in the development and implementation of any new lines of business or new products or services could have a material adverse effect on our business, results of operations and prospects. For example, with respect to our plan to develop our cryptocurrency mining business, we may not be able to acquire cryptocurrency mining machines at a reasonable cost, or at all. In addition, although the market for the cryptocurrency mining operations is new and evolving, the barriers to entry are quite low. Therefore, if cryptocurrency mining remains profitable, we expect additional competitors to enter the market, some of whom may have greater resources than we do. If we fail to establish our strengths or maintain our competitiveness in this industry, our business prospects, results of operations and financial condition may be materially and adversely affected.

The price of cryptocurrency has historically been volatile. Sharp declines in the price of cryptocurrencies could adversely impact our results of operations and subject us to impairment charges.

Our cryptocurrency mining revenue is determined by the fair value of the cryptocurrency awards we receive, as is based upon the quoted price of the related cryptocurrency at the time of receipt. The demand for, and pricing of, the cryptocurrencies that we receive from our mining activities are subject to various factors and significant fluctuations. For example, the prevalence of such assets is a relatively recent trend, and their long-term adoption by investors, consumers and businesses is unpredictable. Moreover, their lack of a physical form, their reliance on technology for their creation, existence and transactional validation and their decentralization may subject their integrity to the threat of malicious attacks and technological obsolescence. Finally, the extent to which securities laws or other regulations apply or may apply in the future to such assets is unclear and may change in the future. We expect our results of operations to be affected by the prices of the cryptocurrencies as we generate an increasing amount of revenue from our mining activities. Our results of operations could be harmed if the prices of cryptocurrencies decrease significantly.

In addition, as we may hold part of the cryptocurrencies we receive from our mining activities, we may be subject to impairment charges that may be caused by reductions in the price of those cryptocurrencies. Digital assets are currently considered indefinite-lived intangible assets under applicable accounting rules, meaning that any decrease in their fair values below our carrying values for such assets at any time subsequent to their acquisition will require us to recognize impairment charges, whereas we may make no upward revisions for any market price increases until a sale, which may adversely affect our operating results in any period in which such impairment occurs. Moreover, there is no guarantee that future changes in U.S. generally accepted accounting principles, or GAAP, would not require us to change the way we account for digital assets held by us. Various factors, mostly beyond our control, could impact the price of cryptocurrencies. If the price of cryptocurrencies drops, the expected economic return of cryptocurrency mining activities will diminish.

If the market for cryptocurrency ceases to exist or diminishes significantly, our business, results of operations and financial condition would be materially harmed.

If the market for cryptocurrencies ceases to exist or diminishes significantly, our efforts and investment in establishing and developing our cryptocurrency mining business may become futile. Several adverse factors may affect the market for cryptocurrencies. As there is no wide consensus with respect to the value and application of cryptocurrency, any future development may continue to affect the demand and the market for cryptocurrency.

Decentralization, or the lack of control by a central authority, is a key reason that cryptocurrencies like bitcoin have attracted many committed users. However, the decentralized nature of cryptocurrencies is subject to growing discussion and skepticism. Some claim that most of the actual services and businesses built within the cryptocurrency ecosystem are in fact centralized since they are run by specific people, in specific locations, with specific computer systems, and that they are susceptible to specific regulations. Individuals, companies or groups, as well as cryptocurrency exchanges that own vast amounts of cryptocurrencies, can affect their market price. Furthermore, mining equipment production and mining pool locations are becoming centralized. Some argue that the decentralized nature of cryptocurrencies is a fundamental flaw rather than a strength. The skepticism about the decentralized nature of cryptocurrency may cause loss of confidence in the prospect of the cryptocurrency industry, which in turn could adversely affect the market demand for cryptocurrencies and our business.

Substantial increases in the supply of mining machines connected to the cryptocurrency network would lead to an increase in network capacity, which in turn would increase mining difficulty and negatively affect the economic returns of cryptocurrency mining activities.

The difficulty of cryptocurrency mining, or the amount of computational resources required for a set amount of reward for recording a new block, directly affects the expected economic returns for cryptocurrency miners. Cryptocurrency mining difficulty is a measure of how much computing power is required to record a new block and it is affected by the total amount of computing power in the cryptocurrency network. The cryptocurrency algorithm is designed so that one block is generated, on average, every ten minutes, no matter how much computing power is in the network. Thus, as more computing power joins the network, and assuming the rate of block creation does not change (remaining at one block generated every ten minutes), the amount of computing power required to generate each block and hence the mining difficulty increases. In other words, based on the current design of the cryptocurrency network, cryptocurrency mining difficulty would increase with the total computing power available in the cryptocurrency network, which is in turn affected by the number of cryptocurrency mining machines in operation. As a result, a strong growth in the cryptocurrency mining industry can lead to growth in the total computing power in the network, thereby driving up the difficulty of cryptocurrency mining and resulting in downward pressure on the expected economic return of cryptocurrency mining.

Cryptocurrency mining computers and other necessary hardware are subject to malfunctions and normal wear and tear. In addition, we may face difficulty and increased cost in obtaining new hardware due to supply chain strains.

Our cryptocurrency miners are subject to malfunctions and normal wear and tear, and, at any point in time, a certain number of our cryptocurrency miners may be off-line for maintenance or repair. The physical degradation of our miners will require us to replace miners that are no longer functional. Any major cryptocurrency miner malfunction out of the typical range of downtime for normal maintenance and repair could cause significant economic damage to us.

Additionally, as technology evolves, we may need to acquire newer models of miners to remain competitive in the market. New miners can be costly and may be in short supply. Given the relatively long production period to manufacture and assemble cryptocurrency miners and the current global semiconductor chip shortage, there can be no assurance that we can acquire enough cryptocurrency mining computers or replacement parts on a cost-effective basis, if at all, for the maintenance and expansion of our cryptocurrency mining operations. We rely on our subsidiaries to purchase and assemble cryptocurrency miners and shortages of cryptocurrency miners or their component parts, material increases in cryptocurrency miner costs, or delays in delivery of the cryptocurrency miners to our overseas mining data centers, including due to trade restrictions and COVID-19 supply chain disruptions, could significantly interrupt our plans for expanding our cryptocurrency mining capacity in the near term and future.

This upgrading and replacement process requires capital investment and we may face challenges in doing so on a timely and cost-effective basis. Shortages of cryptocurrency mining computers could result in reduced cryptocurrency mining capacity and increased operating costs, which could materially delay the completion of our planned cryptocurrency mining capacity expansion and put us at a competitive disadvantage.

Cryptocurrency exchanges and wallets, and to a lesser extent, the cryptocurrency network itself, are subject to substantial hacking and fraud risks, which may adversely affect the economic return of our cryptocurrency mining business.

Cryptocurrency transactions are entirely digital and, as with any virtual system, are at risk from hackers, malware and operational glitches. Hackers can target cryptocurrency exchanges and cryptocurrency transactions, to gain access to thousands of accounts and digital wallets where cryptocurrency are stored. Cryptocurrency transactions and accounts are not insured by any type of government program and all cryptocurrency transactions are permanent because there is no third party or payment processor. Cryptocurrency like bitcoin has suffered from hacking and cyber-theft as such incidents have been reported by several cryptocurrency exchanges and miners, highlighting concerns about the security of bitcoin and other cryptocurrencies and affecting their demand and price. Also, the price and exchange of cryptocurrency may be affected due to fraud risk. While cryptocurrency uses private key encryption to verify owners and register transactions, fraudsters and scammers may attempt to sell false cryptocurrencies. All of the above may adversely affect our operation and the economic return of our cryptocurrency mining business.

Currently, our cryptocurrencies received from the mining pools are stored in electronic wallets, which can only be exclusively transferred to the Company’s FTX trading account. It requires approval from signatories to transfer any cryptocurrency out of our FTX trading account. Four of our management level employees have been designated as the signatories of such transfer-out transactions, including the sales of cryptocurrency and the payment of related service fee in the form of cryptocurrency. Two cashiers have been assigned to simultaneously execute the sale/payment process. Each cashier holds a part of the electronic private key password. Any transfer out of the trading account would immediately trigger an email notice to each of the above-mentioned management employees. However, despite our efforts and measures to ensure the safety of our cryptocurrencies and the transactions, there can be no assurance that such efforts or measures will protect us from hacking or fraud incidents. We may suffer from cryptocurrency hacking and fraud and the economic return of our cryptocurrency mining business may be materially and adversely harmed if such risk occurs.

We may not be able to realize the benefits of forks, and forks in a digital asset network may occur in the future which may affect the value of cryptocurrency held by us.

To the extent that a significant majority of users and miners on a cryptocurrency network install software that changes the cryptocurrency network or properties of a cryptocurrency, including the irreversibility of transactions and limitations on the mining of new cryptocurrency, the cryptocurrency network would be subject to new protocols and software. However, if less than a significant majority of users and miners on the cryptocurrency network consent to the proposed modification, and the modification is not compatible with the software prior to its modification, a “fork” of the network would occur, with one prong of the network running the pre-modified software and the other running the modified software. The effect of such a fork would be the existence of two versions of the cryptocurrency running in parallel, yet lacking interchangeability and necessitating exchange-type transaction to convert currencies between the two forks. After a fork, it may be unclear which fork represents the original asset and which is the new asset.

If we hold cryptocurrency at the time of a hard fork into two cryptocurrencies, industry standards would dictate that we would be expected to hold an equivalent amount of the old and new assets following the fork. However, we may not be able to secure or realize the economic benefit of the new asset. Our business may be adversely impacted by forks in the cryptocurrency network.

Banks and other financial institutions may decline to provide bank accounts, banking or other financial services to cryptocurrency investors or businesses that engage in cryptocurrency-related activities or that accept cryptocurrency as payment.

A number of companies that engage in cryptocurrency-related activities have been unable to find banks or financial institutions that are willing to provide them with bank accounts and other services. Changing governmental regulations about the legality of transferring or holding cryptocurrency may prompt other banks and financial institutions to close existing bank accounts or discontinue banking or other financial services to such companies in the cryptocurrency industry, or even investors with accounts for transferring, receiving or holding their cryptocurrency. Specifically, China already restricts financial institutions from holding, trading or facilitating transactions in bitcoin, Ethereum, and among other cryptocurrencies. Similarly, other countries have proposed cryptocurrency legislation that could have a significant impact on the ability to utilize banking services in such countries for cryptocurrency.

Should such rules and restrictions continue or proliferate, we may not be able to obtain or maintain these services for our business. The difficulty that many businesses that engage in cryptocurrency-related activities have and may continue to have in finding banks and financial institutions willing to provide them services may diminish the usefulness of cryptocurrency as a payment system and harm public perception of cryptocurrency. If we are unable to obtain or maintain banking services for our business as a result of our cryptocurrency-related activities, our results of operations and financial condition could be materially adversely affected.

We do not maintain insurance for our digital assets, which may expose us to the risk of loss of our digital assets, and legal recourse available to us to recover our losses may be limited.

We do not maintain insurance for the digital assets held by us. Banking institutions do not accept our digital assets. We may suffer loss with respect to our digital assets which are not covered by insurance, and we may not be able to recover any of our carried value in these digital assets if they are lost or stolen or suffer significant and sustained reduction in conversion spot price. If we are not otherwise able to recover damages from a malicious actor in connection with these losses, our business, results of operations and share price may be adversely affected.

There has been limited precedent set for financial accounting of digital assets, and thus, it is unclear how we will be required to account for digital asset transactions.

While we record digital assets as indefinite-lived intangible assets in accordance with Accounting Standards Codification, or ASC, 350, there is currently no authoritative guidance under GAAP which specifically addresses the accounting for digital assets, including digital currencies.

We recognize cryptocurrency related revenue when cryptocurrency is earned. The receipt of cryptocurrency is generally recorded as revenue, using the spot price of a prominent exchange at the time of daily reward and cryptocurrencies are recorded on the balance sheet at their cost basis and are reviewed for impairment frequently.

A change in financial accounting standards or their interpretation could result in changes in accounting treatment applicable to our cryptocurrency business, which may have an adverse effect on our results of operations.

As cryptocurrencies grow in both popularity and market size, governments around the world have reacted differently to them. Ongoing and future regulation and regulatory actions could significantly restrict or eliminate the market for or uses of cryptocurrencies and/or materially and adversely impact our results of operation and financial condition.

As cryptocurrencies generally have grown in both popularity and market size, governments around the world have reacted differently to them. Certain governments have deemed them illegal, while others have allowed their use and trade without restriction. Based on stated efforts to curtail energy usage on mining and to protect investors or to prevent criminal activity, regulations have proliferated recently. In March 2021, a new law was proposed in India to criminalize the mining, transfer or holding of cryptocurrencies, and current rules require extensive disclosure to the government of cryptocurrency holdings. Similarly, China has also limited certain mining and trading, although not possession, of cryptocurrency, to reduce energy usage. On April 16, 2021, Turkey imposed bans on the use of cryptocurrency as payment and now requires transactions of a certain size to be reported to a government agency in the wake of alleged fraud at one of Turkey’s largest exchanges. In addition, in May 2021, Iran announced a temporary ban on cryptocurrency mining as a way to reduce energy consumption amid power blackouts. Many jurisdictions, such as the United States, subject cryptocurrencies to extensive, and in some cases overlapping, unclear and evolving regulatory requirements. Further, in January 2021, Russia adopted legislation to identify cryptocurrency as a digital asset and legitimize its trading, but also prohibit its use as a payment method. Mining operations have also grown significantly in Russia since then. Such varying government regulations and pronouncements are likely to continue for the near future. In the U.S., the Federal Reserve Board, U.S. Congress and certain U.S. agencies (e.g., the Commodity Futures Trading Commission, the SEC, the Financial Crimes Enforcement Network of the U.S. Treasury Department (“FinCEN”) and the Federal Bureau of Investigation) have begun to examine the operations of the cryptocurrency network, cryptocurrency users and the cryptocurrency exchange market.

Compliance with increasing regulation and regulatory scrutiny may entail significant expenses, divert our management’s time and attention, and change aspects of our business. Moreover, ongoing and future regulations that ban the mining, use, transfer or possession of cryptocurrencies could significantly restrict or eliminate the market for cryptocurrencies and/or materially and adversely impact our results of operation and financial condition.

Acquisition, possession, ownership, sale or use of cryptocurrencies, participation in the blockchain, or transfer or use of digital assets may be or become illegal in China or the international markets where we plan to operate, which could materially negatively impact our operations.

Our blockchain and cryptocurrency mining business could be significantly affected by the regulatory and policy developments in mainland China, Hong Kong and international markets where we operate, such as Kazakhstan. Governmental authorities are likely to continue to issue new laws, rules and regulations governing the blockchain and cryptocurrency industry and enhance enforcement of existing laws, rules and regulations. For example, the People’s Bank of China (the “PBOC”), Ministry of Industry and Information Technology, State Administration for Industry and Commerce, China Banking Regulatory Commission, CSRC and China Insurance Regulatory Commission issued the Announcement on Preventing Token Fundraising Risks on September 4, 2017, prohibiting all organizations and individuals from engaging in initial coin offering transactions. On May 21, 2021, the Financial Stability and Development Committee of the PRC State Council called for the need to resolutely control financial risks and crack down on bitcoin mining and trading activities. Furthermore, on June 21, 2021, the PBOC was reported to have held interviews with certain financial institutions in China, and stressed that banks and other financial institutions in China shall strictly implement the Guarding Against Bitcoin Risks and the Announcement on Preventing Token Fundraising Risks and other regulatory requirements, diligently fulfill their customer identification obligations, and shall not provide account opening, registration, trading, clearing, settlement and other services related to blockchain and cryptocurrency business.

Also, China restricts various uses of cryptocurrencies, including the use of cryptocurrencies as a medium of exchange and the conversion between cryptocurrencies and fiat currencies or between cryptocurrencies. In light of the regulatory restrictions in mainland China, we currently carry out substantially all of our cryptocurrency mining operations outside of mainland China. At present, we focus on the international markets for our cryptocurrency mining operations. In addition to Hong Kong, we plan to construct additional mining data centers in Kazakhstan to carry out operation and maintenance of cryptocurrency mining machines, and rent out excess operating capacity to third parties. We cannot assure you that the government authorities in the international markets will not adopt new laws and regulations in the future to restrict blockchain and cryptocurrency business.

In addition, cryptocurrencies may be used by market participants for black market transactions to conduct fraud, money laundering and terrorism-funding, tax evasion, economic sanction evasion or other illegal activities. As a result, governments may seek to regulate, restrict, control or ban the mining, use, holding and transferring of cryptocurrencies. We may not be able to eliminate all instances where other parties use cryptocurrencies mined by us to engage in money laundering or other illegal or improper activities. There is no assurance that we will successfully detect and prevent all money laundering or other illegal or improper activities which may adversely affect our reputation, business, financial condition and results of operations. In addition, due to the environmental concerns related to the potential high demand for electricity to support cryptocurrency mining activity, political and other concerns, we may be required to cease mining operations in our locations without much or any prior notice by a national or local government’s formal or informal requirement or because of the anticipation of an impending requirement. Any such government action or anticipated action could have a negative impact not only on the value of existing miners owned by us, but on our ability to purchase new miners and their prices. Such government action or anticipated action could also have a deleterious impact on the price of cryptocurrencies. Such events could result in an increase in the volatility of the price of the cryptocurrencies and value of miners owned by us. Moreover, if we discontinue mining operations in one location in response to such government action or anticipated action, we likely would transfer miners to another location. However, this process would result in costs associated with the transfer to be incurred by us, as well as the transferred miners being off-line and not able to mine cryptocurrencies for some time. Our business, financial condition and results of operations may be materially and adversely affected by these adverse changes in the regulations and policies in the markets where we operate our blockchain and cryptocurrency mining operations.

Any failure to obtain or renew any required approvals, licenses, permits or certifications for our cryptocurrency mining business could materially and adversely affect our business and results of operations.

We may be required to maintain various approvals, licenses, permits and certifications in order to operate our cryptocurrency mining business. Complying with such laws and regulations may require substantial expense, and any non-compliance may expose us to liability. Presently, substantially all of our cryptocurrency mining operations are carried outside of mainland China, and our operations in mainland China primarily involve the provision of administrative supports to our cryptocurrency mining business out of mainland China, as well as the provision of information technology services to our operating entities and mining pools outside mainland China. However, due to the complex and evolving nature of our industry and the regulatory regimes, we cannot assure you that we have obtained all the permits or licenses required for conducting our blockchain business in China or internationally or will be able to maintain our existing licenses or obtain any new licenses required under any new laws or regulations.

As we plan to establish cryptocurrency mining data centers in Kazakhstan, we will become subject to regulations applicable to operators of cryptocurrency mining business and data processing business in such jurisdiction. We will apply for relevant governmental approval and license required for our proposed data center operations in Kazakhstan. However, we cannot assure you that we will be able to obtain the required government approval, permit, licenses for our proposed operations on commercially reasonable terms and in a timely manner, or at all. Failure to obtain these government approvals, permits or licenses for our international operations will delay the establishment of our data centers and may subject us to regulatory investigations or legal proceedings and fines in such jurisdiction, which could disrupt our international operations and materially and adversely affect our business, financial condition and results of operations.

More broadly, we cannot assure you that we will be able to fulfill all the conditions necessary to obtain the required government approvals in the jurisdictions where we operate, or that the governmental authorities in these jurisdictions will always, if ever, exercise their discretion in our favor, or that we will be able to adapt to any new laws, regulations or policies. There may also be delays on the part of governmental authorities in reviewing our applications and granting approvals, whether due to the lack of administrative resources or the imposition of new rules, regulations, government policies, or for no discernible reason at all. If we are unable to obtain, or experience material delays in obtaining, necessary government approvals, our operations may be substantially disrupted, which could materially and adversely affect our business, financial condition and results of operations.

If cryptocurrencies are determined to be investment securities and we hold a significant portion of our assets in such cryptocurrency, investment securities or non-controlling equity interests of other entities, we may inadvertently violate the Investment Company Act of 1940, as amended, and we could incur substantial expenses to adjust our operations to avoid being registered as an investment company or to register as an investment company or could terminate operations altogether.

We believe that we are not engaged in the business of investing, reinvesting, or trading in securities, and we do not hold ourselves out as being engaged in those activities. However, under the Investment Company Act of 1940, as amended (the “Investment Company Act”), a company may be deemed an investment company under section 3(a)(1)(C) thereof if the value of its investment securities is more than 40% of its total assets (exclusive of government securities and cash items) on an unconsolidated basis. The cryptocurrency we own, acquire or mine may be deemed an investment security by the SEC, although we do not believe any of the cryptocurrencies we own, acquire or mine are securities. However, SEC rules and applicable law are subject to change, especially in the evolving world of cryptocurrency, and further, the Investment Company Act analysis may not be uniform across all forms of cryptocurrency that we might mine or hold.

An inadvertent investment company can avoid being classified as an investment company if it can rely on one of the exclusions under the Investment Company Act. One such exclusion, Rule 3a-2 under the Investment Company Act, allows an inadvertent investment company a grace period of one year from the earlier of (a) the date on which an issuer owns securities and/or cash having a value exceeding 50% of the issuer’s total assets on either a consolidated or unconsolidated basis and (b) the date on which an issuer owns or proposes to acquire investment securities having a value exceeding 40% of the value of such issuer’s total assets (exclusive of government securities and cash items) on an unconsolidated basis. In that year, the company would be required to take actions to cause the investment securities held by it to be less than 40% of its total assets, which could include acquiring assets with its cash and/or cryptocurrency on hand, liquidating its investment securities or seeking a no-action letter from the SEC if it is unable to acquire sufficient assets or liquidate sufficient investment securities in a timely manner. Such actions could require significant cost, disruption to operations or growth plans and diversion of management time and attention. Further, the Rule 3a-2 exception is available to a company no more than once every three years.

Current and future legislation and the SEC rulemaking and other regulatory developments, including interpretations released by a regulatory authority, may impact the manner in which cryptocurrencies are treated for classification and clearing purposes. The SEC’s July 25, 2017 Report expressed its view that digital assets may be securities depending on the facts and circumstances. As of the date hereof, we are not aware of any rules that have been proposed to regulate cryptocurrencies as securities. We cannot be certain as to how future regulatory developments will impact the treatment of cryptocurrency under the applicable U.S. laws. Such additional registrations may result in extraordinary, non-recurring expenses, thereby materially and adversely impacting our operations.

Classification as an investment company under the Investment Company Act requires registration with the SEC. If an investment company fails to register, it would have to stop doing almost all business, and its contracts would become voidable. Registration is time consuming and restrictive and would require a restructuring of operations, and it would be very constrained in the kind of business it could do as a registered investment company. Furthermore, such company would become subject to substantial regulation concerning management, operations, transactions with affiliated persons and portfolio composition, and would need to file reports under the Investment Company Act regime.

We need to access a large quantity of power at a reasonable cost in order to support our cryptocurrency mining operations, which may be adversely affected by legislative or regulatory changes relating to climate change and other energy consumption requirements.

We need to access a large quantity of power at a reasonable cost in order to support our cryptocurrency mining operations, but we do not have any long-term contract for the provision of power at specified prices. As competition in the area we operate increases, we may not be able to access power at reasonable costs or at all. Any shortage of electricity supply or increase in electricity cost in a jurisdiction may negatively impact the viability and the expected economic return for cryptocurrency mining activities in that jurisdiction.

In addition, a number of governments or governmental bodies have introduced or are contemplating legislative and regulatory changes in response to various climate change interest groups and the potential impact of climate change. Given the very significant amount of electrical power required to operate cryptocurrency miners, as well as the environmental impact of mining for the rare earth metals used in the production of mining servers, the cryptocurrency mining industry may become a target for future environmental and energy regulation. Legislation and increased regulation regarding climate change could impose significant costs on us and our suppliers, including costs related to increased energy requirements, capital equipment, environmental monitoring and reporting, and other costs to comply with such regulations. Any future climate change regulations could also negatively impact our ability to compete with companies situated in areas not subject to such limitations. Given the political significance and uncertainty around the impact of climate change and how it should be addressed, we cannot predict how legislation and regulation will affect our financial condition, operating performance and ability to compete. Furthermore, even without such regulation, increased awareness and any adverse publicity in the global marketplace about potential impacts on climate change by us or other companies in our industry could harm our reputation. Any of the foregoing could result in a material adverse effect on our business and financial condition.

We are subject to risks and disruptions related to the COVID-19 pandemic, including supply chain issues in semiconductors and other necessary mining components, which could significantly impact our operating performance and financial condition.

The COVID-19 pandemic outbreak has and may continue to adversely affect the economies of many countries, resulting in an economic downturn that may have an adverse effect on financial markets, cryptocurrency prices, the demand for cryptocurrency and other factors that could impact the financial results of our digital assets segment.

Our suppliers and our subsidiaries have experienced disruption to operations caused by quarantines, restrictions on employees’ ability to work, office and factory temporary closures, disruptions to ports and other shipping infrastructure, border closures, or other travel or health-related restrictions. Depending on the magnitude of such effects on our supply chain, procurement of parts for our existing miners, as well as any new miners we purchase, may be delayed. As our miners require repair or become obsolete and require replacement, our ability to obtain adequate replacements or repair parts from miner manufacturers may therefore be hampered. Supply chain disruptions could therefore negatively impact our operations.

In addition, multiple factors including some related to the COVID-19 pandemic have created a global semiconductor shortage. Since the inception of the pandemic, factory shutdowns and limitations due to employee illness or public health requirements have significantly slowed output, while global demand for products requiring chips increased. These 2020-2021 challenges worsened a pre-existing semiconductor and other supply shortage. Semiconductor supply has not yet rebounded, and manufacturers across all industries are waiting and driving up demand and costs. While we believe we will have sufficient cryptocurrency miners for our 2022 plans, any delay or disruption in deploying such miners, or future miners necessary for our success and growth, may have a material and negative impact on our results of operations.

We have a limited operating history of selling cloud-based products and services and may be unable to achieve or sustain profitability or reasonably predict our future results.

In early 2013, we made a strategic decision to transform our business from servicing the public sector to focusing on the private sector. Leveraging our experience and expertise in handling large-scale IT projects for the public sector, we started investing in research and development to develop software products for the private sector. In 2014, continuing our business transition from the public sector to the private sector, we identified and provided cloud-based ecosystem solutions to four core markets including new media, healthcare, education, and residential community management. Underpinning our ecosystems are our industry-specific integrated technology platform, resource exchange, and big data services. In 2014, we predominately sold our cloud-based solutions to the Chinese new media industry. Starting from 2015, we further expanded the customer base of cloud-based solutions to education, government, and residential community management. In 2016, we expanded our business from the industry-specific integrated technology platform, resource exchange, and big data services into the elevator IoT sectors. From May 2017, we have focused our business to provide products and services on Cloud-App-Terminal (CAT) and IoT technology based digital advertising distribution networks and new media resource sharing platforms in the out-of-home adverting market in China. As such, we have a limited operating history of selling our cloud-based products and professional services to the private sector, which makes it difficult to evaluate our current business and future prospects and may increase the risk of your investment. In 2021 and 2020, we generated approximately $18.8 million and $10.7 million in revenue respectively, from our cloud-based technology (CBT) segment for customers in the education, new media, and out-of-home advertising market sectors. We expect to have significant operating expenses in the future to further support and grow our business, including expanding the scope of our customer base, expanding our direct and indirect selling capabilities, pursuing acquisitions of complementary businesses, investing in our data storage and analysis infrastructure, and research and development, and increasing our international presence.

Our independent registered auditors have expressed substantial doubt about our ability to continue as a going concern.

Our independent auditors have added an explanatory paragraph to their audit opinion issued in connection with our financial statements included in this report which states that the financial statements were prepared assuming that we would continue as a going concern.

As discussed elsewhere in this report, we reported net income as well as positive cash flows from operating activities in 2018 and 2017. However, due to the unfavorable macro-economic environment and the slowdown of the out-of-home advertising market in China, we incurred net loss of approximately $3.6 million in 2019, $18.3 million in 2020 and $9.6 million in 2021. As disclosed under Item 5, “Operating and Financial Review and Prospects” and notes to the consolidated financial statements, we will continue to execute the existing business strategies with focuses on selection of quality customers, collection of accounts receivable, maintaining proper inventory level, and managing accounts payable to enhance operating cash flows. In addition, the Company will aggressively develop domestic and international markets to develop new customers. There can be no assurance that we will be successful in achieving the goals set forth in our new business strategy and business model.

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

Our revenues and operating results can vary significantly from a filing period to the next due to a number of factors, many of which are beyond our control, such as public health pandemic, fluctuations in the volume of purchase by our customers as a result of changes in their operations, their decisions to purchase our products and services, as well as currency fluctuations, in addition to the risks associated with our cryptocurrency mining operations. Our revenues and operating results could also be affected by delays or difficulties in expanding our geographical presence and infrastructure, changes to our pricing strategies due to a competitive business environment and underestimates of resources and time required to complete ongoing projects. Our first-quarter revenues may be relatively low compared to that of the other quarters due to the Chinese New Year holiday. Moreover, our operating and financial results may fluctuate as a result of our dependency on our customers’ budgets and spending patterns. Therefore, we may not be able to accurately forecast the demand for our products and services beyond the current calendar year, which could adversely affect our business, operating results, and financial condition. In addition, sales volumes from specific customers are likely to vary from year to year, and a major customer in one year may not remain as a major customer in the subsequent years.

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

If our technology, products and services become obsolete, our business operations would be materially and adversely affected. The market in which we compete is known for rapid changes in technologies, quick evolution of industry standards, fast introductions of new products, and changes in customer demands. These market characteristics can cause the existing products to be obsolete and unmarketable. Our future success depends upon our ability to timely address the increasingly sophisticated requests from our customers to support the existing and new hardware, software, database, and networking platforms. We have to invest in research and development in order to succeed in this competitive industry and timely satisfy market demands. Our research and development expenses from continuing operations were approximately $4.5 million, $3.9 million and $3.6 million for the years ended December 31, 2021, 2020, and 2019, respectively.

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

Our cloud-based applications involve the storage and transmission of our customers’ proprietary and confidential information. Any security breaches, unauthorized access, unauthorized usage, virus or similar breach or disruption could result in loss of confidential information, damage to our reputation, early termination of our contracts, litigation, regulatory investigations, indemnity obligations, or other liabilities. If our security measures are breached as a result of third-party action, employee error, malfeasance or otherwise and, as a result, someone obtains unauthorized access to customer data, our reputation will be damaged, our business may suffer and we could incur significant liability. Because the techniques used to obtain unauthorized access or sabotage computer systems change frequently, and generally are not identified until they are launched against a target, we may be unable to anticipate these hacking techniques or implement adequate preventative measures. Any or all of these concerns could negatively affect our ability to attract new customers and cause existing customers to elect not to renew or upgrade their subscriptions, or subject us to third-party lawsuits, regulatory fines, or other action or liability, which could adversely affect our operating results.

If we are not able to adequately secure and protect our patents, trademarks and other proprietary rights, our business may be materially affected.

To protect our intellectual properties, we rely on a combination of copyright, trademark, and trade secret laws. We also rely on non-disclosure agreements and other confidentiality procedures and contractual provisions to protect our intellectual property rights. Some of these technologies are critical to our business but are not protected by copyrights or patents. It may be possible for unauthorized third parties to copy or reverse engineer our products, or otherwise obtain and use information that we regard as proprietary. Further, third parties could challenge the scope or enforceability of our copyrights. In certain other jurisdictions, including China where we operate, the laws do not protect our proprietary rights to the same extent as the laws of the United States. Any misappropriation of our intellectual property could have a material and adverse effect on our business and results of operations. We cannot assure you that the measures we take to protect our proprietary rights are adequate.

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

Historically, a significant portion of our revenues have been derived from a limited number of customers or related parties. For the year ended December 31, 2021, we generated about $0.15 million of revenue from related parties. For the years ended December 31, 2021, 2020 and 2019, approximately 19%, 25% and 24%, respectively, of our revenues of continuing operations were derived from our five largest customers, including related parties. The loss of any of these significant customers and related parties would adversely affect our revenues and shareholder value.

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

Our future business and results of operations significantly depend upon continuous contributions by key technical and senior management personnel, including Jianghuai Lin, Chairman and Chief Executive Officer, Zhiqiang Zhao, President and Director, Liqiong (Iris) Yan, the Chief Financial Officer, Zhixiong Huang, Chief Operating Officer and Guangzeng Chen, Chief Technology Officer. The success of our business also depends in significant part upon our ability to attract and retain additional qualified management, technical, marketing, sales, and support personnel for our operations. If we lose a key employee, or if we are not able to attract and retain skilled employees as needed, our business could suffer. Significant turnover in our senior management could largely deplete our institutional knowledge held by our existing senior management team. We depend on the skills and abilities of these key employees in managing technical, marketing, and sales aspects of our business, any part of which could be harmed by future turnover.

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

A report of our management is included under Item 15 “Controls and Procedures” of this report. We are a non-accelerated filer and not required to include an attestation report of our auditor in this annual report. Management believes that our internal control over financial reporting has continued to improve in 2021 to minimize material weaknesses identified in Item 15 of this report. Although we have made improvements to overcome such concern, we can provide no assurance that these material weaknesses will be entirely remediated in a timely manner. As a result, investors and others may lose confidence in the reliability of our financial statements.

We face risks associated with maintaining and expanding our international operations, including unfavorable and uncertain regulatory, political, economic, tax and labor conditions.

We are subject to legal and regulatory requirements, political uncertainty and social, environmental and economic conditions in multiple jurisdictions, over which we have little control and which are inherently unpredictable. Our operations in such jurisdictions, particularly as a company based in the PRC, create risks relating to, among others, compliance; organizing local operating entities; establishing, staffing and managing foreign business locations; navigating foreign government taxes, regulations and permit requirements; enforceability of our contractual rights; trade restrictions or exchange controls. Such conditions may increase our costs, impact our operations and business plans and require significant management attention, and may harm our business if we unable to manage them effectively.

Risks Relating to Doing Business in China

The Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and in the value of our securities. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

A significant portion of our operations are conducted in the PRC. Accordingly, our financial condition and results of operations are affected to a significant extent by the economic, political and legal developments in the PRC. The PRC economy differs from the economies of most developed countries in many respects, including the extent of government involvement, level of development, growth rate, and control of foreign exchange and allocation of resources. The PRC government has implemented various measures to encourage economic growth and to guide the allocation of resources. Some of these measures may benefit the overall PRC economy but may also have a negative effect on us. Our financial condition and results of operations could be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.

The Chinese government recently has published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could require us to seek permission from Chinese authorities to continue to operate our business, which may adversely affect our business, financial condition and results of operations. Furthermore, recent statements made by the Chinese government have indicated an intent to increase the government’s oversight and control over offerings of companies with significant operations in China that are to be conducted in foreign markets, as well as foreign investment in China-based issuers like us. Any such action, once taken by the Chinese government, could significantly limit or completely hinder our ability to offer or continue to offer the securities that we are registering to investors, and could cause the value of such securities to significantly decline or become worthless.

For example, in July 2021, the Chinese government provided new guidance on China-based companies raising capital outside of China, including through arrangements via variable interest entities (“VIEs”). In light of such developments, the SEC has imposed enhanced disclosure requirements on China-based companies seeking to register securities with the SEC. Although we have recently dissolved our VIE structure, as a significant portion of our operations are based in China, any future Chinese, U.S. or other rules and regulations that place restrictions on capital raising or other activities by companies with extensive operations in China could adversely affect our business and results of operations. If the business environment in China deteriorates from the perspective of domestic or international investment, or if relations between China and the United States or other governments deteriorate, the Chinese government may intervene with our operations, and our business in China, as well as the value of the securities that we are registering, may also be adversely affected.

Changes in U.S. and Chinese regulations or in relations between the United States and China may adversely impact our business, our operating results, our ability to raise capital and the value of the securities that we are registering. Any such changes may take place quickly and with very little notice.

The U.S. government, including the SEC, has made statements and taken certain actions that led to changes to United States and international relations, and will impact companies with connections to the United States or China. The SEC has issued statements primarily focused on companies with significant China-based operations, such as us. For example, on July 30, 2021, Gary Gensler, Chairman of the SEC, issued a Statement on Investor Protection Related to Recent Developments in China, pursuant to which Chairman Gensler stated that he has asked the SEC staff to engage in targeted additional reviews of filings for companies with significant China-based operations. The statement also addressed risks inherent in companies with VIE structures. We have dissolved our VIE structure and are not in any industry that is subject to foreign ownership limitations by China. However, it is possible that the Company’s filings with the SEC may be subject to enhanced review by the SEC and this additional scrutiny could affect our ability to effectively raise capital in the United States.

In response to the SEC’s July 30, 2021 statement, the CSRC announced on August 1, 2021, that “[i]t is our belief that Chinese and U.S. regulators shall continue to enhance communication with the principle of mutual respect and cooperation, and properly address the issues related to the supervision of China-based companies listed in the U.S. so as to form stable policy expectations and create benign rules framework for the market.” While the CSRC will continue to collaborate “closely with different stakeholders including investors, companies, and relevant authorities to further promote transparency and certainty of policies and implementing measures,” it emphasized that it “has always been open to companies’ choices to list their securities on international or domestic markets in compliance with relevant laws and regulations.” If any new legislation, executive orders, laws and/or regulations are implemented, if the U.S. or Chinese governments take retaliatory actions due to the recent U.S.-China tension or if the Chinese government exerts more oversight and control over securities offerings that are conducted in the United States, such changes could have an adverse effect on our business, financial condition and results of operations, our ability to raise capital and the value of the securities that we are registering.

There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.

A significant portion of our operations are conducted in the PRC, and are governed by PRC laws, rules and regulations. Our PRC subsidiaries are subject to laws, rules and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws, rules and regulations governing economic matters in general. The overall effect of legislation over the past four decades has significantly enhanced the protections afforded to various forms of foreign investment in China. However, China has not developed a fully integrated legal system, and recently enacted laws, rules and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to significant degrees of interpretation by PRC regulatory agencies. In particular, because these laws, rules and regulations, especially those relating to the internet, are relatively new, and because of the limited number of published decisions and the nonbinding nature of such decisions, and because the laws, rules and regulations often give the relevant regulator significant discretion in how to enforce them, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and can be inconsistent and unpredictable. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the occurrence of the violation. Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

The PRC government has recently announced its plans to enhance its regulatory oversight of Chinese companies listing overseas. The Opinions on Strictly Cracking Down on Illegal Securities Activities issued on July 6, 2021 called for:

●	tightening oversight of data security, cross-border data flow and administration of classified information, as well as amendments to relevant regulation to specify responsibilities of overseas listed Chinese companies with respect to data security and information security;

●	enhanced oversight of overseas listed companies as well as overseas equity fundraising and listing by Chinese companies; and

●	extraterritorial application of China’s securities laws.

As the Opinions on Strictly Cracking Down on Illegal Securities Activities were recently issued, there are great uncertainties as to how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on companies like us, but among other things, our ability and the ability of our subsidiaries to obtain external financing through the issuance of equity securities overseas could be negatively affected.

Our business is subject to complex and evolving laws and regulations regarding privacy and data protection. Compliance with China’s new Data Security Law, Cybersecurity Review Measures, Personal Information Protection Law, Regulations on Network Data Security (draft for public comments), as well as additional laws, regulations and guidelines that the Chinese government promulgates in the future may entail significant expenses and could materially affect our business.

Regulatory authorities in China have implemented and are considering further legislative and regulatory proposals concerning data protection. China’s new Data Security Law went into effect on September 1, 2021. The Data Security Law provides that the data processing activities must be conducted based on “data classification and hierarchical protection system” for the purpose of data protection and prohibits entities in China from transferring data stored in China to foreign law enforcement agencies or judicial authorities without prior approval by the Chinese government. The Data Security Law sets forth the legal liabilities of entities and individuals found to be in violation of their data protection obligations, including rectification order, warning, fines of up to RMB5 million, suspension of relevant business, and revocation of business permits or licenses.

In addition, the PRC Cybersecurity Law provides that personal information and important data collected and generated by operators of critical information infrastructure in the course of their operations in the PRC should be stored in the PRC, and the law imposes heightened regulation and additional security obligations on operators of critical information infrastructure. According to the initial Cybersecurity Review Measures promulgated by the Cyberspace Administration of China (“CAC”) and certain other PRC regulatory authorities in April 2020 and becoming effective in June 2020, operators of critical information infrastructure must pass a cybersecurity review when purchasing network products and services which do or may affect national security. Any failure or delay in the completion of the cybersecurity review procedures may prevent the critical information infrastructure operator from using or providing certain network products and services, and may result in fines of up to ten times the purchase price of such network products and services. The PRC government recently launched cybersecurity reviews against a number of mobile apps operated by several US-listed Chinese companies and prohibited these apps from registering new users during the review periods.

On July 10, 2021, the CAC issued the Cybersecurity Review Measures (revised draft for public comments), which took effect on February 15, 2022. The revised Cybersecurity Review Measures authorize the CAC to conduct cybersecurity review on a range of activities that affect or may affect national security. The PRC National Security Law defines various types of national security, including technology security and information security. The revised Cybersecurity Review Measures expands the cybersecurity review to data processing operators in possession of personal information of over 1 million users if the operators intend to list their securities in a foreign country. Under the revised Cybersecurity Review Measures, the scope of entities required to undergo cybersecurity review to assess national security risks that arise from data processing activities would be expanded to include all critical information infrastructure operators who purchase network products and services and all data processors carrying out data processing activities that affect or may affect national security. In addition, the revised Cybersecurity Review Measures provide that all such entities that maintain or store the personal information of more than 1 million users and undertake a public listing of securities in a foreign country would be required to pass cybersecurity review, which would focus on the potential risk of core data, important data, or a large amount of personal information being stolen, leaked, destroyed, illegally used or exported out of China, or critical information infrastructure being affected, controlled or maliciously used by foreign governments after such a listing. An operator that violates these Measures shall be dealt with in accordance with the provisions of the PRC Cybersecurity Law and the PRC Data Security Law.

On November 14, 2021, the CAC released the Regulations on Network Data Security (draft for public comments) and accepted public comments until December 13, 2021. The draft Regulations on Network Data Security provide more detailed guidance on how to implement the general legal requirements under legislations such as the Cybersecurity Law, Data Security Law and the Personal Information Protection Law. The draft Regulations on Network Data Security follow the principle that the state will regulate based on a data classification and multi-level protection scheme, under which data is largely classified into three categories: general data, important data and core data. Personal data and important data will be subject to “key” protection and core data to “strict” protection. We believe that the data we access falls within the category of “general data,” because such data is data of our member merchants, does not involve personal information and is not large in volume. Further, when we conduct advertising data collection and analysis, such data is only related to the placement and delivery of ads, which does not involve any personal information. However, we may constitute an online platform operator under the draft Regulations on Network Data Security, which is defined as a platform that provides information publishing, social network, online transaction, online payment and online audio/video services, because our PRC subsidiary Biznest is operating a smart cloud platform that publishes commercial ads of our advertiser clients. Online platform operator under the draft Regulations will be required, among other things, to disclose terms and privacy policies and the algorithms they use. Where there are any changes that would result in significant impacts on users’ rights and interests, online platform operators will be required to seek public comments for at least 30 business days and publish how the public comments have been considered and incorporated into the final versions and why other comments are rejected. The draft Regulations also set forth procedures for reporting data breach incidents. In the event that a data breach incident has caused harm to any individuals or organizations, a data processor should notify the relevant individuals and organizations within 3 business days, unless such notices are not required under applicable laws or regulations. Additionally, if we are deemed as a data processor listed overseas under the draft Regulations, we will be required to carry out an annual data security assessment on our own or by engaging a third party data security services institution and submit a data security assessment report for the prior year to the local cyberspace affairs administration department before January 31 of each year. The Regulations on Network Data Security (draft for public comments) were released for public comments and subject to further changes.

On August 20, 2021, the Standing Committee of the National People’s Congress of China promulgated the Personal Information Protection Law which became effective on November 1, 2021. The Personal Information Protection Law provides a comprehensive set of data privacy and protection requirements that apply to the processing of personal information and expands data protection compliance obligations to cover the processing of personal information of persons by organizations and individuals in China, and the processing of personal information of persons in China outside of China if such processing is for purposes of providing products and services to, or analyzing and evaluating the behavior of, persons in China. The Personal Information Protection Law also provides that critical information infrastructure operators and personal information processing entities who process personal information meeting a volume threshold to be set by Chinese cyberspace regulators are also required to store in China personal information generated or collected in China, and to pass a security assessment administered by Chinese cyberspace regulators for any export of such personal information. Lastly, the Personal Information Protection Law contains proposals for significant fines for serious violations of up to RMB 50 million or 5% of annual revenues from the prior year and may also be ordered to suspend any related activity by competent authorities.

As our smart cloud platform is engaged in the advertising business, the advertising industry is not subject to any foreign investment restrictions and our smart cloud platform does not collect any personal information, we believe that we will be able to comply with the requirements of the PRC Cybersecurity Law, the PRC Data Security Law and related implementing regulations. However, interpretation, application and enforcement of these laws, rules and regulations evolve from time to time and their scope may continually change, through new legislation, amendments to existing legislation or changes in enforcement. Compliance with the PRC Cybersecurity Law and the PRC Data Security Law could increase the cost to us in providing our services, require changes to our operations or may prevent us from providing certain services.

PRC laws and regulations establish complex procedures in connection with certain acquisitions of China-based companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions or mergers in China.

On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce (“MOFCOM”), the State-Owned Assets Supervision and Administration Commission, the State Administration of Taxation, the State Administration for Industry and Commerce, the CSRC, and the State Administration of Foreign Exchange, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which came into effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules include, among other things, provisions that purport to require that an offshore special purpose vehicle formed for the purpose of an overseas listing of securities of a PRC company obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings through special purpose vehicles. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles.

The regulations also established additional procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time consuming and complex, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, or that the approval from the MOFCOM be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies.

Moreover, according to the Anti-Monopoly Law of the People’s Republic of China promulgated on August 30, 2007 and the Provisions on Thresholds for Reporting of Concentrations of Undertakings (the “Prior Reporting Rules”) issued by the State Council in August 2008 and amended in September 2018, the concentration of business undertakings by way of mergers, acquisitions or contractual arrangements that allow one market player to take control of or to exert decisive impact on another market player must also be notified in advance to the anti-monopoly enforcement agency of the State Council when the applicable threshold is crossed and such concentration shall not be implemented without the clearance of prior reporting. In addition, the Regulations on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprise by Foreign Investors (the “Security Review Rules”) issued by the MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review by structuring the transaction through, among other things, trusts, entrustment or contractual control arrangements.

We may grow our business in part by acquiring other companies operating in our industry. Compliance with the requirements of the regulations to complete such transactions could be time-consuming, and any required approval processes, including approval from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

The approval of the CSRC or other Chinese regulatory agencies may be required in connection with our future overseas capital-raising activities under Chinese law.

The “M&A Rules” purport to require offshore special purpose vehicles that are controlled by Chinese companies or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of Chinese domestic companies or assets in exchange for the shares of the offshore special purpose vehicles shall obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange.

Based on our understanding of the Chinese laws and regulations currently in effect, we will not be required to submit an application to the CSRC for its approval of any of our offerings of securities to foreign investors under the M&A Rules. However, there remains some uncertainties as to how the M&A Rules will be interpreted or implemented, and our view of our obligations under the M&A Rules is subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant Chinese government agencies, including the CSRC, would reach the same conclusion.

Furthermore, on July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities, pursuant to which Chinese regulators are required to accelerate rulemaking related to the overseas issuance and listing of securities, and update the existing laws and regulations related to data security, cross-border data flow, and management of confidential information. Numerous regulations, guidelines and other measures have been or are expected to be adopted under the umbrella of or in addition to the Cybersecurity Law and Data Security Law.

On December 24, 2021, the CSRC released the Administrative Provisions of the State Council Regarding Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (the “Administrative Provisions”), and the Measures Regarding Recordation of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (the “Measures”). The Administrative Provisions and Measures aim to establish a unified supervision system and promote cross-border regulatory cooperation. The Measures lay out filing procedures for domestic companies to record their initial public offerings and follow-on offerings abroad with the CSRC. Issuers are required to file follow-on offerings with the CSRC within 3 business days after the closing of such offerings.

According to the Q&A held by CSRC officials for journalists thereafter, the CSRC will adhere to the principle of non-retroactive application of law and first focus on issuers conducting initial public offerings and follow-on offerings by requiring them to complete the recordation procedures. Other issuers will be given a sufficient transition period. The CSRC officials also noted that the regulation system contemplated by the draft Administrative Provisions and Measures differentiates between IPOs and follow-on offerings to take into account overseas capital markets’ fast and efficient features and to reduce impacts on overseas financing activities by domestic companies. If the Administrative Provisions and the Measures are enacted as proposed, we expect to perform necessary recordation filings with the CSRC for our listing on the Nasdaq within the prescribed transition period and for this offering in the event that it takes place after the Administrative Provisions and the Measures enter into force.

As there are still uncertainties regarding the interpretation and implementation of such regulatory guidance, we cannot assure you that we will be able to comply with new regulatory requirements relating to our future overseas capital-raising activities and we may become subject to more stringent requirements with respect to matters including data privacy and cross-border investigation and enforcement of legal claims. Notwithstanding the foregoing, as of the date hereof, we are not aware of any Chinese laws or regulations in effect requiring that we obtain permission from any Chinese authority to issue securities to foreign investors, and we have not received any inquiry, notice, warning, or sanction in relation to the trading of the Ordinary Shares on the Nasdaq from the CSRC, the CAC or any other Chinese authorities that have jurisdiction over our operations.

We believe that we are not required to submit an application to the CSRC or the CAC for the approval of any of our offerings of securities to foreign investors or trading of the Ordinary Shares on the Nasdaq. However, there remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities. If it is determined in the future that the approval of the CSRC, CAC or any other regulatory authority is required for any of our offerings, we may face sanctions by the CSRC, the CAC or other Chinese regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operations in China, delay or restrict the repatriation of the proceeds from overseas offerings into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, the value of our securities, as well as our ability to offer or continue to offer securities to investors or cause such securities to significantly decline in value or become worthless. In addition, if the CSRC, the CAC or other regulatory agencies later promulgate new rules requiring that we obtain their approvals for any of our offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such an approval requirement could have a material adverse effect on the value of the securities that we are registering.

PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent Taoping from making additional capital contributions or loans to its PRC subsidiaries.

Taoping, as an offshore holding company, is permitted under PRC laws and regulations to provide funding to its PRC subsidiaries through loans or capital contributions. However, loans by Taoping to its PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange and capital contributions to its PRC subsidiaries are subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System, and registration with other governmental authorities in China.

The State Administration of Foreign Exchange promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or Circular 19, effective on June 1, 2015, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign- Invested Enterprises, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses. According to Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of bank loans that have been transferred to a third party. Although Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within the PRC, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether the State Administration of Foreign Exchange will permit such capital to be used for equity investments in the PRC in actual practice. The State Administration of Foreign Exchange promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to grant loans to non-associated enterprises. Violations of Circular 19 and Circular 16 could result in administrative penalties. Circular 19 and Circular 16 may significantly limit our ability to transfer any foreign currency Taoping holds to its PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans or future capital contributions by us to our PRC subsidiaries. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiaries when needed. If we fail to complete such registrations or obtain such approvals, our ability to use foreign currency and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

The increased regulatory scrutiny focusing on U.S.-listed companies with significant operations in China in the U.S. could add uncertainties to our business operations, share price and reputation. Although our former auditor, UHY LLP, and current auditor, PKF, are both subject to inspection by the PCAOB, trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to the PCAOB inspections for two consecutive years instead of three.

U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud.

In recent years, as part of increased regulatory focus in the United States on access to audit information, the United States enacted the HFCA Act in December 2020. The HFCA Act includes requirements for the SEC to identify issuers whose audit reports are prepared by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The HFCA Act also requires public companies on this SEC list to certify that they are not owned or controlled by a foreign government and make certain additional disclosures in their SEC filings. In addition, if the auditor of a U.S. listed company’s financial statements is not subject to PCAOB inspections for three consecutive “non-inspection” years after the law becomes effective, the SEC is required to prohibit the securities of such issuer from being traded on a U.S. national securities exchange, such as NYSE and Nasdaq, or in U.S. over-the-counter markets. On March 24, 2021, the SEC announced that it had adopted interim final amendments to implement the foregoing certification and disclosure requirements and that it was seeking public comment on the issuer identification process as well as the submission and disclosure requirements. On May 13, 2021, the PCAOB issued proposed PCAOB Rule 6100 Board Determinations Under the Holding Foreign Companies Accountable Act for public comment. The proposed rule provides a framework for making determinations as to whether PCAOB is unable to inspect an audit firm in a foreign jurisdiction, including the timing, factors, bases, publication and revocation or modification of such determinations, and such determinations will be made on a jurisdiction-wide basis in a consistent manner applicable to all firms headquartered in the jurisdiction.

Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (the “AHFCA Act”), which if enacted into law would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive “non-inspection” years instead of three.

On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether the Board is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, the SEC adopted amendments to finalize the interim final rules previously issued in March 2021, and established procedures to identify issuers and prohibit the trading of the securities of certain registrants as required by the HFCA Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. The final amendments require SEC identified issuers to submit documentation to the SEC establishing that, if true, it is not owned or controlled by a governmental entity in the public accounting firm’s foreign jurisdiction. The amendments also require that an SEC-identified issuer that is a “foreign issuer,” as defined in Exchange Act Rule 3b-4, provide certain additional disclosures in its annual report for itself and any of its consolidated foreign operating entities. An SEC-identified issuer will be required to comply with the submission and disclosure requirements in the annual report for each year in which it was identified. If a registrant is identified as an SEC identified issuer based on its annual report for the fiscal year ending December 31, 2021, the registrant will be required to comply with the submission or disclosure requirements in its annual report filing covering the fiscal year ending December 31, 2022. Accordingly, if we are determined by the SEC to be an SEC identified issuer, we will incur additional costs in complying with the submission and disclosure requirements in the annual report for each year in which we are identified. In the event that we are deemed to have had three consecutive “non-inspection” years by the SEC, our securities will be prohibited from trading on any national securities exchange or over-the-counter markets in the United States. Moreover, if the AHFCA Act is enacted into law, it would reduce the time before our securities may be prohibited from trading or delisted from three years to two years.

On December 16, 2021, pursuant to the HFCA Act, the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China of the People’s Republic of China and Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in such jurisdictions. In addition, the PCAOB’s report identified specific registered public accounting firms which are subject to these determinations. Our current registered public accounting firm, PKF, or our former registered public accounting firm, UHY LLP, is not headquartered in mainland China or Hong Kong and was not identified in this report as a firm subject to the PCAOB’s determination.

As an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, our current auditor PKF is required by the laws of the United States to undergo regular inspections by the PCAOB. PKF is headquartered in London, the United Kingdom, and has been inspected by the PCAOB on a regular basis. They were last inspected between November 2020 and February 2021. Furthermore, the PCAOB is able to inspect the audit workpapers of our China subsidiaries, as such workpapers are electronic files possessed by our registered public accounting firms. However, if the PCAOB determines in the future that it cannot inspect or fully investigate our auditor at such future time, trading in our securities would be prohibited under the HFCA Act.

While we understand that there has been dialogue among the CSRC, the SEC and the PCAOB regarding the inspection of PCAOB-registered accounting firms in China, and our former auditor UHY LLP and current auditor PKF are subject to inspection by the PCAOB, there can be no assurance that our auditors or us will be able to comply with requirements imposed by U.S. regulators in the future. The value of the securities we are registering could be adversely affected as a result of anticipated negative impacts of the HFCA Act upon, as well as negative investor sentiment towards, China-based companies listed in the United States, regardless of our actual operating performance.

Furthermore, as part of ongoing efforts to protect U.S. investors, the U.S. President’s Working Group on Financial Markets, or the PWG, released a report in August 2020 recommending certain enhancements to listing standards on U.S. stock exchanges, including that the PCAOB have access to work papers of the principal audit firm for the audit of each company as a condition to initial and continued exchange listing. Companies unable to satisfy this standard as a result of governmental restrictions on access to audit work papers and practices in their jurisdiction may satisfy this standard by providing a co-audit from an audit firm with comparable resources and experience where the PCAOB determines it has sufficient access to audit work papers and practices to conduct an appropriate inspection of the co-audit firm. The SEC announced that its staff have been directed to prepare and develop proposals in response to the report of the PWG. Any resulting actions, proceedings or new rules could adversely affect the listing and compliance status of China-based issuers listed in the United States, such as Taoping, and may have a material and adverse impact on the trading prices of the securities of such issuers, and substantially reduce or effectively terminate the trading of Taoping’s securities in the United States.

Future inflation in China may inhibit our ability to conduct business in China.

According to the National Bureau of Statistics of China, the annual average percent changes in the consumer price index in China for 2019, 2020 and 2021 were 2.9%, 2.5% and 0.9%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as employee salaries and office operating expenses may increase as a result of higher inflation. Additionally, since a substantial portion of our assets consists of cash and cash equivalents, high inflation could significantly reduce the value and purchasing power of these assets.

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

Risks Relating to Our Securities

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

However, there is no assurance that we will be able to continue to maintain our compliance with the NASDAQ continued listing requirements. If we fail to do so, the Company’s ordinary shares may lose their status on NASDAQ Capital Market and they would likely be traded on the over-the-counter markets, including the Pink Sheets market. As a result, selling the Company’s ordinary shares could be more difficult because smaller quantities of shares would likely be bought and sold, transactions could be delayed, and security analysts’ coverage of us may be reduced. In addition, in the event the Company’s ordinary shares are delisted, broker dealers would bear certain regulatory burdens which may discourage broker dealers from effecting transactions in the Company’s ordinary shares and further limit the liquidity of the Company’s shares. These factors could result in lower prices and larger spreads in the bid and ask prices for the Company’s ordinary shares. Such delisting from NASDAQ and continued or further declines in the Company’s ordinary share price could also greatly impair our ability to raise additional necessary capital through equity or debt financing and could significantly increase the ownership dilution to shareholders caused by the Company’s issuing equity in financing or other transactions.

If we were delisted from NASDAQ, we may become subject to the trading complications experienced by “Penny Stocks” in the over-the-counter market.

Delisting from NASDAQ may cause the Company’s shares to become subject to the SEC’s “penny stock” rules. The SEC generally defines a penny stock as an equity security that has a market price of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exemptions. One such exemption is to be listed on NASDAQ. Therefore, were we to be delisted from NASDAQ, the Company’s ordinary shares may become subject to the SEC’s “penny stock” rules. These rules require, among other things, that any broker engaging in a purchase or sale of the Company’s securities provide its customers with: (i) a risk disclosure document, (ii) disclosure of market quotations, if any, (iii) disclosure of the compensation of the broker and its salespersons in the transaction, and (iv) monthly account statements showing the market values of the Company’s securities held in the customer’s accounts. A broker would be required to provide the bid and offer quotations and compensation information before effecting the transaction. This information must be contained on the customer’s confirmation. Generally, brokers are less willing to effect transactions in penny stocks due to these additional delivery requirements. These requirements may make it more difficult for shareholders to purchase or sell the Company’s ordinary shares. Since the broker, not us, prepares this information, we would not be able to assure that such information is accurate, complete or current.

We have issued convertible note that contains variable conversion prices which could result in substantial dilution to the Company’s existing shareholders.

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

On July 12, 2021, we and investors entered into a securities purchase agreement, pursuant to which we sold to the investor 1,200,000 ordinary shares at a purchase price of $4.15 per share, in a registered direct offering. In a concurrent private placement, we are also selling to the same investors warrants to purchase an aggregate of up to 360,000 Ordinary Shares at an exercise price of $4.56 per share. The Warrants will be exercisable for a period of three years commencing on the issue date. At any time prior to the maturity, the note, at the investor’s option, may be convertible into fully paid ordinary shares at a conversion price of $4.56 per share.

Therefore, if the investor elects to convert the then-outstanding balance of the note into the Company ordinary shares at or prior to maturity, such conversion may be made at a significant discount to the then market price of the Company’s shares. In the event that the investor converts any or all of the above note, the Company’s existing shareholders will experience immediate dilution in their ownership of the Company’s shares, as a result of the discounted price at which the note may be converted.

The trading price of the Company’s ordinary shares is highly volatile, leading to the possibility of its value being depressed at a time when you want to sell your holdings.

The market price of the Company’s ordinary shares is volatile, and this volatility may continue. Numerous factors, many of which are beyond our control, may cause the market price of the Company’s ordinary shares to fluctuate significantly. These factors include:

●	our earnings releases, actual or anticipated changes in our earnings, fluctuations in our operating results or our failure to meet the expectations of financial market analysts and investors;
●	changes in financial estimates by us or by any securities analysts who might cover the Company’s shares;
●	speculations about our business in the press or the investment community;
●	significant developments relating to our relationships with our customers or suppliers;
●	stock market price and volume fluctuations of other publicly traded companies and, in particular, those that are in our industries;
●	customer demand for our products;
●	investor perceptions of our industry in general and our company in particular;
●	the operating and stock performance of comparable companies;
●	general economic conditions and trends;
●	major catastrophic events;
●	announcements by us or our competitors of new products, significant acquisitions, strategic partnerships or divestitures;
●	changes in accounting standards, policies, guidance, interpretation or principles;
●	loss of external funding sources;
●	sales of the Company’s ordinary shares, including sales by our directors, officers or significant shareholders; and
●	additions or departures of key personnel.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

The Company’s outstanding warrants may adversely affect the market price of the Company’s ordinary shares.

As of the date of this report, there are warrants outstanding to purchase 508,334 ordinary shares of the Company. These warrants consist of warrants exercisable for three years for 133,334 ordinary shares at an exercise price of $9.0 per share, warrants exercisable for 15,000 ordinary shares at an exercise price of $6.3 per share, warrants exercisable for 360,000 ordinary shares at an exercise price of $4.56 per share. Most of the warrants could be exercised on a cashless basis. The sale or possibility of sale of the shares underlying the warrants could have an adverse effect on the market price of our ordinary shares or our ability to obtain future financing. If and to the extent these warrants are exercised, you may experience dilution to your holdings.

Techniques employed by short sellers may drive down the market price of the Company’s ordinary shares.

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

If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would vigorously defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations, and any investment in the Company’s ordinary shares could be greatly reduced or even rendered worthless.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price and trading volume for the Company’s shares could decline.

The trading market for the Company’s ordinary shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades the Company’s ordinary shares or publishes inaccurate or unfavorable research about our business, the market price for the Company’s ordinary shares would likely decline. If one or more of these analysts cease coverage of the Company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for the Company’s ordinary shares to decline.

We do not intend to pay dividends for the foreseeable future.

For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business, and do not anticipate paying any cash dividends on the Company’s shares. Accordingly, investors must be prepared to rely on sales of their shares after price appreciation to earn an investment return, which may never occur. Investors seeking cash dividends should not purchase the Company’s shares. Any determination to pay dividends in the future will be made at the discretion of our Board of Directors, and will depend on our results of operations, financial condition, contractual restrictions, restrictions imposed by applicable laws, and other factors our board deems relevant.

The Company’s outstanding voting securities are concentrated in a few shareholders.

Mr. Jianghuai Lin, our Chairman and Chief Executive Officer, is the beneficial owner of approximately 26.9% of the Company’s outstanding voting securities. As a result, he possesses significant influence, and can elect a majority of our board of directors and authorize or prevent proposed significant corporate transactions. His ownership and control may also have the effect of delaying or preventing a future change in control, impeding a merger, consolidation, takeover, or other business combination, or discourage a potential acquirer from making a tender offer.

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

As a foreign private issuer, we are permitted to rely on exemptions from certain NASDAQ corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of the Company’s securities.

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

You may have difficulty enforcing judgments obtained against us or our directors and officers.

Taoping is a BVI company with executive offices in Hong Kong and substantially all of our assets are located outside of the United States. In addition, a significant majority of our current business operations are conducted in the PRC and all of Taoping’s directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons is also located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon us or these persons. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States. It may also be difficult for you to enforce the U.S. courts judgments obtained in U.S. courts including judgments based on the civil liability provisions of the U.S. federal securities laws against us or our officers and directors. In addition, there is uncertainty as to whether the courts of the BVI or Hong Kong would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in the BVI or Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States. The courts of the BVI or Hong Kong may enforce a foreign judgment subject to various conditions, including but not limited to, that the foreign judgment is a final judgment conclusive upon the merits of the claim, the judgment is for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges, the proceedings in which the judgment was obtained were not contrary to natural justice, and the enforcement of the judgment is not contrary to public policy of the BVI or Hong Kong.

The recognition and enforcement of foreign judgments in mainland China are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our director and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

As we were incorporated under the laws of the BVI, it may be more difficult for our shareholders to protect their rights than it would be for a shareholder of a corporation incorporated in another jurisdiction.

Our corporate affairs are governed by the Company’s Memorandum and Articles of Association, by the BVI Business Companies Act (as amended), or the BVI Act, and by the common law of the BVI Principles of law relating to such matters as the validity of corporate procedures, the fiduciary duties of management, and the rights of our shareholders. Such matters differ from those that would apply, had we been incorporated in the United States or another jurisdiction. The rights of shareholders under BVI law may not be as clearly established as the rights of shareholders are in the United States or other jurisdictions. Under the laws of most jurisdictions in the United States, majority and controlling shareholders generally have certain fiduciary responsibilities to the minority shareholders. Shareholders’ actions must be taken in good faith. Obviously unreasonable actions by controlling shareholders may be declared null and void. BVI law protecting the interests of minority shareholders may not be as vigorous in all circumstances as the law protecting minority shareholders in United States or other jurisdictions. Although a shareholder of a BVI company may sue the company derivatively, the procedures and defenses available to the company may result in the rights of shareholders of a BVI company being more limited than those of shareholders of a company organized in the United States. Furthermore, our directors have the power to take certain actions without shareholders’ approval, which would require shareholders’ approval under the laws of most United States or other jurisdictions. The directors of a BVI corporation, subject in certain cases to the court’s approval but without shareholders’ approval, may implement a reorganization, merger or consolidation, or sale of assets, property, business or securities of the corporation which sale is subject to a limit of up to 50% of such assets. The ability of our board of directors to create new classes or series of shares and the rights attached by amending the Company’s Memorandum and Articles of Association without shareholders’ approval could have the effect of delaying, deterring or preventing a change in our control without any further action by the shareholders, including a tender offer to purchase the Company’s ordinary shares at a premium over then market prices. Thus, our shareholders may have more difficulty protecting their interests in the face of actions by our board of directors or our controlling shareholders than they would have as shareholders of a corporation incorporated in another jurisdiction.

General Risk Factors

We are subject to changing law and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both our costs and the risk of non-compliance.

We are subject to rules and regulations by various governing bodies, including, for example, the SEC, which are charged with the protection of investors and the oversight of companies whose securities are publicly traded, and to new and evolving regulatory measures under applicable law, including the laws of the BVI. Our efforts to comply with new and changing laws and regulations have resulted in and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalty and our business may be harmed.

Taoping employs a mail forwarding service, which may delay or disrupt our ability to receive mail in a timely manner.

Mail addressed to Taoping and received at its registered office in the BVI will be forwarded unopened to the forwarding address supplied by Taoping to be dealt with. None of Taoping, its directors, officers, advisors or service providers (including the organization which provides registered office services in the BVI) will bear any responsibility for any delay howsoever caused in mail reaching the forwarding address, which may impair your ability to communicate with us.

Political risks associated with conducting business in Hong Kong.

Taoping’ s executive offices and most of its officers and directors are located in Hong Kong. Accordingly, our business operation will be affected by the political and legal developments in Hong Kong. Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, namely, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. However, there is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future.

Under the Basic Law of the Hong Kong Special Administrative Region of the PRC, Hong Kong is exclusively in charge of its internal affairs and external relations, while the government of the PRC is responsible for its foreign affairs and defense. As a separate customs territory, Hong Kong maintains and develops relations with foreign states and regions. Based on certain recent development including the Law of the People’s Republic of China on Safeguarding National Security in the Hong Kong Special Administrative Region issued by the Standing Committee of the PRC National People’s Congress in June 2020, the U.S. State Department has indicated that the United States no longer considers Hong Kong to have significant autonomy from PRC and President Trump signed an executive order and Hong Kong Autonomy Act, or HKAA, to remove Hong Kong’s preferential trade status and to authorize the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. The United States may impose the same tariffs and other trade restrictions on exports from Hong Kong that it places on goods from mainland China. These and other recent actions may represent an escalation in political and trade tensions involving the U.S., mainland China and Hong Kong, which could potentially harm our business.

Given the relatively small geographical size of Hong Kong, any of such incidents may have a widespread effect on our business operations, which could in turn adversely and materially affect our business, results of operations and financial condition. It is difficult to predict the full impact of the HKAA on Hong Kong and companies with operations in Hong Kong like us. Furthermore, legislative or administrative actions in respect of China-U.S. relations could cause investor uncertainty for affected issuers, including us, and the market price of Taoping’s ordinary shares could be adversely affected.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

General Information

The current legal and commercial name of the Company is Taoping Inc. Taoping Inc. was incorporated in the BVI under the BVI Act on June 18, 2012. The address of our principal place of business Unit 3102, 31/F, Citicorp Centre, 18 Whitefield Road, Hong Kong. Our telephone number is 852-36117837. Taoping’s registered agent in the British Virgin Islands is Maples Corporate Services (BVI) Limited of Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands. The office located in Shenzhen, China is the Company’s regional headquarters in mainland China.

Corporate History

Taoping’s predecessor company was originally organized under the laws of the State of Florida on September 19, 1979 under the name Mark Thomas Publishing Inc. On April 29, 2003, we changed our name to Irish Mag, Inc. From our inception through October 8, 2006, we provided consulting services in the offset printing industry, targeting individual retail consumers as well as small to medium sized companies.

On April 7, 2008, we re-incorporated in the State of Nevada by merging into China Information Security Technology, Inc., a subsidiary that we established in Nevada to effect the re-incorporation. As a result, the Company’s name was changed to China Information Security Technology, Inc. and we became a Nevada corporation.

On August 26, 2010, the Company changed its name to China Information Technology, Inc., or CITN.

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

On May 25, 2018, the Company held its 2018 Annual Meeting of Members and its shareholders approved the change of company name to “Taoping Inc.” and an amendment and restatement of its Memorandum and Articles of Association to reflect such change of name. In connection with the name change, the trading symbol of its ordinary shares was changed to “TAOP,” effective on June 1, 2018.

On July 30, 2020, Taoping completed a share combination of the Company’s ordinary shares at a ratio of one-for-six, which decreased its outstanding ordinary shares to approximately 7,332,434 shares. This share combination did not change Taoping’s authorized amount of shares or the par value of its ordinary shares. Accordingly, except as otherwise indicated, all share and per share information contained in this annual report has been restated to retroactively show the effect of the share combination.

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

As a result of the relationship with iASPEC, iASPEC became a variable interest entity of the Company.

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

On December 13, 2009, IST, iASPEC and Mr. Lin, as the sole shareholder of iASPEC, amended and restated the MSA, pursuant to which IST would continue to provide management and consulting services to iASPEC.

Dissolution of the Variable Interest Entity Structure

In September 2021, we dissolved the variable interest entity structure by exercising the purchase option under the Option Agreement to purchase all of the equity interests in iASPEC at an aggregate exercise price of $1,800,000. On September 18, 2021, Taoping and IST entered into an equity transfer agreement with iASPEC and iASPEC’s then sole shareholder, Mr. Lin, under which Mr. Lin sold and transferred to IST all of the equity interests in and any and all rights and benefits relating thereto of iASPEC in exchange for 612,245 unregistered ordinary shares of Taoping as determined by dividing $1,800,000 by the volume-weighted average closing price of ordinary shares for the consecutive five (5) trading days immediately prior to September 18, 2021. The parties thereafter completed the equity transfer through applicable PRC governmental registration(s).

Upon the closing of the equity transfer, the Company’s variable interest entity structure was dissolved and iASPEC became a wholly owned indirect subsidiary of the Company. The amended and restated MSA was automatically terminated.

Corporate Structure

The following diagram illustrates our corporate structure as of the date of this report.

TAOPING INC.
【BVI】
100%
TAOPING HOLDINGS LIMITED
【BVI】
100%
TAOPING GROUP (CHINA) LTD.
【Hong Kong】
100%
TAOPING DIGITAL ASSETS (HONG KONG) LIMITED
【Hong Kong】
100%
TAOPING DIGITAL ASSETS (AISA) LIMITED
【Hong Kong】
100%
TAOPING CAPITAL LIMITED
【Hong Kong】
100%
ALPHA DIGITAL GROUP LTD
【Cayman Islands】
100%
Kazakh Taoping Operation Management Co. Ltd.
【Kazakhstan】
100%
Kazakh Taoping Data Center Co. Ltd.
【Kazakhstan】
100%
Information Security IoT Tech. Co., Ltd.
【PRC】
100%
TopCloud Software (China) Co., Ltd.
【PRC】
100%
Taoping Digital Tech. (Jiangsu) Co., Ltd.
【PRC】
100%
Information Security Tech. (China) Co., Ltd.
【PRC】
100%
iASPEC Technology Group Co., Ltd.
【PRC】
100%
iASPEC Bocom IoT Tech. Co., Ltd.
【PRC】
100%
Biznest Internet Tech. Co., Ltd.
【PRC】
100%
Taoping Digital Tech. (Dongguan) Co., Ltd.
【PRC】
100%
TopCloud Tech.(Chenzhou) Co., Ltd.
【PRC】
100%
Taoping New Media Co., Ltd.
【PRC】
51%
Shenzhen Taoping Education Technology Co., Ltd.
【PRC】
51%
Wuhu Taoping Education Technology Co., Ltd.
【PRC】

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

Principal Capital Expenditures and Divestitures

For the year ended December 31, 2021, our total capital expenditures and divestitures were $11.3 million and $0 million, respectively. For the year ended December 31, 2020, our total capital expenditures and divestitures were $1.7 million and $0 million, respectively. For the year ended December 31, 2019, our total capital expenditures and divestitures were $1.6 million and $0 million, respectively. Such expenditures and divestitures were primarily related to the purchase and sale of long-lived assets and business acquisitions. These capital expenditures were mainly funded by our operating cash flow.

B. Business Overview

General

Executive Offices of the Company are located in Hong Kong. As of December 31, 2021, we had approximately 76 full-time employees.

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

In May 2017, we completed our transformation to a provider of CAT and IoT technology based digital advertising distribution network and new media resource sharing platform, and offered an end-to-end digital advertising solution enabling customers to efficiently and cost-effectively direct advertisements to specific interactive ad display terminals in the out-of-home advertising market across China. In 2017, we became profitable as a result of a successful transition of our business model. We continued to improve our financial position in 2018. However, due to the unfavorable macro-economic environment and the slowdown of the out-of-home advertising market in China, we had net loss of approximately $9.3 million and $18.3 million respectively in 2021 and 2020. For years going forward, we will continue to execute our business plan and build a nationwide cloud-based ad terminal network by penetrating into more cities throughout China, which is expected to generate recurring service revenue for the Company, in addition to equipment sales.

Starting from January 2020, the coronavirus outbreak, also known as COVID-19, has caused the Chinese government to take quarantine measures, such as nationwide lockdowns, transportation restrictions, public gathering prohibitions and temporary closures of non-essential businesses, which had put economic activities in a suspension mode until late March 2020. Although the COVID-19 epidemic has largely been contained in China since then and businesses have gradually resumed to operations, regional outbreaks of infection persisted in various localities. The adverse impact from the pandemic to the out-of-home advertising business and China macro-economy continued throughout 2021. China’s economic recovery still faces challenges.

On June 9, 2021, the Company consummated an acquisition of 100% of the equity interest of Taoping New Media Co., Ltd (“TNM”), a leading media operator in China’s out-of-home digital advertising industry. Mr. Jianghuai Lin, the Chairman and CEO of TAOP, who owns approximately 26.9% of total shares outstanding of the Company, owned approximately 51% of TNM. TNM focuses on digital life scenes and mainly engaged in selling out-of-home advertising time slots on its networked smart digital advertising display terminals with artificial intelligence and big data technologies. The acquisition of TNM is expected to enhance TAOP’s presence in the new media and advertising sectors.

In 2021, the Company launched blockchain related new business in cryptocurrency mining operations and newly established subsidiaries in Hong Kong to supplement its diminished Traditional Information Technology (TIT) business segment as a part of new business transformation. With multiple cloud data centers deployed overseas, currently in Hong Kong, the Company continues to improve computing power and create value for the encrypted digital currency industry.

In September 2021, the Company and the Company’s wholly owned subsidiary, Information Security Technology (China) Co., Ltd. (“IST”) entered into an equity transfer agreement with Mr. Jianghuai Lin, the sole shareholder of iASPEC. Upon closing of the equity transfer, the Company’s existing variable interest entity structure was dissolved and iASPEC became a wholly owned indirect subsidiary of the Company.

We report financial and operational information in the following three segments:

(1)	Cloud-based Technology (CBT) segment — It includes the Company’s cloud-based products, high-end data storage servers and related services sold to private sectors including new media, healthcare, education and residential community management, and among other industries and applications. In this segment, the Company generates revenues from the sales of hardware and software total solutions with proprietary software and content as well as from designing and developing software products specifically customized for private sector customers’ needs for a fixed price. The Company includes the revenue and cost of revenue of high-end data storage servers in the CBT segment. Advertising services is included in the CBT segment, after the Company consummated the acquisition of TNM. Advertisements are delivered to the ads display terminals and vehicular ads display terminals through the Company’s cloud-based new media sharing platform. Incorporation of advertising services complements the Company’s out-of-home advertising business strategy.

(2)	Blockchain Technology (BT) segment — The BT segment is the Company’s newly formed business sector. Cryptocurrency mining is the first initiative implemented in the BT segment.
(3)	Traditional Information Technology (TIT) segment —The TIT segment includes the Company’s project-based technology products and services sold to the public sector. The solutions the Company has sold primarily include Geographic Information Systems (GIS), Digital Public Security Technology (DPST), and Digital Hospital Information Systems (DHIS). In this segment, the Company generates revenues from sales of hardware and system integration services. As a result of the business transformation, the TIT segment is gradually being phased out in 2021.

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

Our Products and Services

In the CBT segment, we provide cloud-based ecosystem solutions mainly to the new media in out-of-home digital advertising customers. Underpinning our ecosystems are our industry-specific integrated advertisement display terminal product, digital advertising distribution technology platform, resource exchange and sharing, and big data analysis services. In 2014, we sold our cloud-based solutions predominately to the Chinese new media industry. Starting from 2016, we have also focused our efforts in selling IoT ads display terminal hardware and providing digital ads distribution and resource sharing services for out-of-home advertising market. As a result of COVID-19 pandemic in 2020, city lockdowns, travel restrictions, and other preventive measures and persistent outbreaks of infection in regional localities through 2021 had negatively impacted on the China out-of-home advertising business and significantly dampened customers’ demand for ads display terminals. Nevertheless, mandatory home stays and work from remote locations triggered a steep surge in on-line gaming, on-line shopping, on-line entertainment, and electronic communication that created a great demand for high-end data storage servers to accommodate internet information transmission. We have stabilized supply chains for the high-end data storage server to meet market demands supplementing the declining revenue from ads display terminals and included the revenue and cost of revenue of high-end data storage servers in the CBT segment.

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

●	New Media Elevator Management – Our New Media Elevator Management solution integrates advertisement placement with safety supervision into one single technology unit. The built-in LED screen of the unit delivers high-definition digital advertisement, while its safety sensors and data collectors transmit operational and technical data of the elevator to the appropriate property managers, safety supervisors, and maintenance crew, so that such staff can efficiently maintain operational safety of the elevator, and instantaneously respond to emergencies. Since our New Media Elevator Management solution combines public safety with media display, property managers view our products as of strategic importance to their daily operations, and they welcome our products better than the ones that are pure advertisement display terminals without safety devices. As a result, we are able to help advertising agencies that purchase our products to attain customers more easily and enter into new markets more cost effectively. In addition, the Elevator Management platform could be sold as a separate product depending on customer needs to facilitate digital elevator maintenance, big data solution for elevator maintenance company, residential management, and government authorities.

●	New Media Transportation Management – Our New Media Transportation Management solution remotely uploads advertisement content together with critical transportation information — such as arrival and departure schedules, delay or cancellation notifications, gate assignments, and station announcements – into our cloud infrastructure and displays the content on our large-screen terminals strategically placed at high-traffic transportation hubs, including high-speed railway stations, subway stations, airports, and onboard public buses. Because our Transportation New Media Application combines advertisement display with transportation information crucial to commuters, we enable advertising agencies that purchase our products to attain large and attentive audiences at prime locations, which in turn help them achieve good advertisement placement rates and generate high revenue amounts.

●	New Media Community Management – Our New Media Community Management solution combines advertisement display with dissemination of community information. Placed within various high-rise residential communities, our large screen display terminals serve as a window of information into various resources available to community residents, including community maps, news updates, emergency announcements, safety precautions, health tips, recreational activities, and local commercial promotions.

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

For our CBT segment, we provide a one-year warranty for our digital displays and high-end data servers. The actual warranty service is carried out by our OEM partners, with whom we have obtained a contractual guarantee that they will repair or replace any defective hardware products that we have purchased on behalf of our customers. Our OEM partners ultimately bear and are liable for the costs of product warranty. Consequently, our own cost of warranty for this segment has been minimal.

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

Customers and Related Parties

In fiscal year 2021, 2020 and 2019, no single customer represented 10% or more of our total revenue. The following tables provide revenue by our major customers for the years ended December 31, 2021, 2020 and 2019.

Year 2021

	Revenues	% of
	(Thousands)	Revenues
Shenzhen Taitao Electronic Technology Co. Ltd	$464	7%
Shenzhen Yingfei Digital Technology Co., Ltd	308	4%
Zhenjiang Taoping IoT Technology Limited	220	3%
Shenzhen Huaqi Technology Co., Ltd	219	3%
Ningbo Aide Kangsai Advertising Co. Ltd	157	2%
TOTAL	$1,368	19%

Year 2020

	Revenues	% of
	(Thousands)	Revenues
Quxian Qucheng Science and Technology Development Co. Ltd	$666	6%
Shenzhen Huaqi Technology Co., Ltd	624	6%
Shenzhen Bite Technology Co., Ltd	538	5%
Guangzhou Lindian Intelligent Technology Co., Ltd	459	4%
Hainan Zhiming Culture and Education Development Co. Ltd	450	4%
TOTAL	$2,737	25%

Year 2019

	Revenues	% of
	(Thousands)	Revenues
Shenzhen Yyixiang technology co. LTD	$830	6%
Suzhou Taoping Technology Co., Ltd.	693	5%
Shanghai Taoping Media Co., Ltd.	666	5%
Fujian Taoping IoT Technology Co., Ltd.	589	4%
Yunnan Taoping IoT Co., LTD	540	4%
TOTAL	$3,318	24%

Competition

In the CBT segment, there are many small IT service companies in China providing one-off software packages to solve one aspect of the problems, but not integrated solutions combining technology platform, resource exchange and sharing, and big data services like ours. For example, in the new media industry, we encounter competition from 56iq.com, Fujian Star-net Communication Co., Ltd, Shanghai View Show Technology Co., Ltd., and Maipu Communications Technology Co., Ltd. After completion of acquisition of Taoping New Media Co., Ltd, we compete with advertising agencies, such as Focus Media, Air Media, and Vision China in some geographic regions in China.

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

In 2017, we completed our business transformation to a leading products and services provider of CAT and IoT technology based digital advertising distribution network and new media resource sharing platform in the out-of-home Advertising Market in China. In 2017, we gained profitability as a result of the successful transition of our business model. In 2018, we continued to prove the sustainability of the new business model and increased the net income to be approximately $1.7 million. In 2021, 2020 and 2019, due to the unfavorable macro-economic environment and the slowdown of the out-of-home advertising market in China, we had net loss of approximately $9.9 million, $18.3 million and $3.6 million respectively. For years going forward, we will continue to execute our business plan and build a nationwide cloud-based ad terminal network by penetrating into more cities throughout China, which is expected to generate recurring service revenue for the Company, in addition to equipment sales. In addition, we have been actively exploring other cloud-based solutions including the smart charging pile business throughout China, by leveraging our TAOP smart cloud and the Taoping Alliance national distribution network.

In 2021, we have expanded our CAT based new media sharing platform into digital advertising and smart community sectors by acquiring Taoping New Media Co., Ltd. to provide out-of-home digital advertising. Also, we have engaged business opportunities in blockchain, digital assets, and cryptocurrency mining operations by recruiting seasoned executives, contracting various well-known consulting firms, suppliers, and operators in these areas, We have newly formed a Blockchain Business Division to manage blockchain development, digital assets NFT (None Fungible Token) and cryptocurrency mining operations, and a Digital Culture Business Division to cover on-line education and digital advertising operations. We have generated revenues of $5.5 million from the new blockchain business for the year ended December 31, 2021.

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

As of December 31, 2021, through our wholly-owned subsidiaries IST, TopCloud, iASPEC, Biznest and Bocom, we had 151 registered and copyrighted software products and held 28 patents. We also own two domain names (http://www.taop.com; http://www.taoping.cn; and http://www.pubds.com).

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

We have funded a vendor to develop vehicular display terminal using our digital new media sharing platform to deliver advertisements. The development of vehicular display terminal was completed in September 2020 and started earning advertising revenue. According to modified contract, we have capitalized the funding as purchased software enjoying the intellectual property of the vehicular display terminal and shared advertising revenue generated from the vehicular display terminal within the four-year modified contract term

Regulation

Because all of our operating entities are located in the PRC, we are regulated by the national and local laws of the PRC. This section summarizes the major PRC regulations relating to our business.

Permits and Certificates

Through our subsidiaries, we hold the following permits and certificates:

Name	Expiration Date	Company
National High-tech Enterprise	Valid till December 22, 2024, subject to renewal every three years.	IST
National High-tech Enterprise	Valid till December 22, 2024, subject to renewal every three years.	Biznest

The establishment, operation and management of corporate entities in mainland China are governed by the Company Law of the People’s Republic of China, or the China Company Law, which was adopted by the Standing Committee of the National People’s Congress (“SCNPC”) in December 1993, implemented in July 1994, and subsequently amended in December 1999, August 2004, October 2005, December 2013 and October 2018. Under the China Company Law, companies are generally classified into two categories: limited liability companies and companies limited by shares. The China Company Law also applies to foreign-invested limited liability companies and foreign-invested companies limited by shares. Pursuant to the China Company Law, where laws on foreign investment have other stipulations, such stipulations shall prevail. In December 2021, the SCNPC issued the draft amendment to the China Company Law for comment. The draft amended China Company Law has made roughly 70 substantive changes to the 13 chapters and 218 articles of the current Company Law (rev. 2018). It would (i) refine special provisions on state-funded companies; (ii) improve the company establishment and exit system; (iii) optimize corporate structure and corporate governance; (iv) optimize the capital structure; (v) tighten the responsibilities of controlling shareholders and management personnel; and (vi) strengthen corporate social responsibility.

Investment activities in mainland China by foreign investors are governed by the Guiding Foreign Investment Direction, which was promulgated by the State Council on February 11, 2002, and came into effect on April 1, 2002, and the latest Special Administrative Measures (Negative List) for Foreign Investment Access (2021), or the Negative List, which was promulgated by MOFCOM and the National Development and Reform Commission (“NDRC”) on December 27, 2021, and took effect on January 1, 2022. The Negative List set out in a unified manner the restrictive measures, such as the requirements on shareholding percentages and management, for the access of foreign investments, and the industries that are prohibited for foreign investment. The Negative List covers 12 industries, and any field not falling in the Negative List shall be administered under the principle of equal treatment to domestic and foreign investment.

The Foreign Investment Law of the People’s Republic of China, or the Foreign Investment Law was promulgated by the NPC in March 2019 and become effective in January 2020. After the Foreign Investment Law came into force, the Law of the People’s Republic of China on Wholly Foreign-Owned Enterprises, the Law of the People’s Republic of China on Sino-foreign Equity Joint Ventures and the Law of the People’s Republic of China on Sino-foreign Contractual Joint Ventures have been repealed simultaneously. The investment activities of foreign natural persons, enterprises or other organizations (hereinafter referred to as foreign investors) directly or indirectly within the territory of mainland China shall comply with and be governed by the Foreign Investment Law, including: 1) establishing by foreign investors of foreign-invested enterprises in mainland China alone or jointly with other investors; 2) acquiring by foreign investors of shares, equity, property shares, or other similar interests of Chinese domestic enterprises; 3) investing by foreign investors in new projects in mainland China alone or jointly with other investors; and 4) other forms of investment prescribed by laws, administrative regulations or the State Council.

In December 2019, the State Council issued the Regulations on Implementing the Foreign Investment Law, which came into effect in January 2020. After the Regulations on Implementing the Foreign Investment Law came into effect, the Regulation on Implementing the Law on Sino-foreign Equity Joint Ventures, Provisional Regulations on the Duration of Sino-Foreign Equity Joint Ventures, the Regulations on Implementing the Law on Wholly Foreign-Owned Enterprises and the Regulations on Implementing the Law on Sino-Foreign Cooperative Joint Ventures have been repealed simultaneously.

In December 2019, the MOFCOM and the State Administration for Market Regulation (“SAMR”) issued the Measures for the Reporting of Foreign Investment Information, which came into effect in January 2020. After the Measures for the Reporting of Foreign Investment Information came into effect, the Interim Measures on the Administration of Filing for Establishment and Change of Foreign Invested Enterprises has been repealed simultaneously. Since January 1, 2020, for foreign investors carrying out investment activities directly or indirectly in mainland China, the foreign investors or foreign-invested enterprises shall submit investment information to the relevant commerce administrative authorities pursuant to these measures.

In light of the above restrictions and requirements, prior to the dissolution of our VIE structure in September 2021, we conducted our value-added telecommunications businesses through our then consolidated VIEs. As a result of the dissolution of our VIE structure, we ceased the e-commerce and related businesses which constituted a minor portion of revenue of Taoping New Media. We believe that none of our PRC subsidiaries’ current business is stipulated on the Negative List (2021 Version). Therefore, our PRC subsidiaries are able to conduct their business without being subject to restrictions imposed by the foreign investment laws and regulations of the PRC.

We believe, according to the laws and regulations currently in effect, none of Taoping or our subsidiaries is required to obtain additional licenses or permits beyond a regular business license for each PRC subsidiary’s operations. Each of our PRC subsidiaries is required to obtain and has obtained a regular business license from the local branch of the State Administration for Market Regulation. No application for any such license has been denied.

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

Our Taoping APP is used to facilitate cloud ads and content distribution to the designated terminal in our network, which does not invoice the collection and storage of any personal information.

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

We have adopted an equity incentive plan, under which we will have the discretion to award incentives and rewards to eligible participants. We have advised the recipients of awards under our equity incentive plan to handle relevant foreign exchange matters in accordance with the Stock Incentive Plan Notice. However, we cannot guarantee that all employees awarded equity-based incentives can successfully register with SAFE in full compliance with the Stock Incentive Plan Notice. See “Risk Factors—Risks Relating to Doing Business in China—Any failure to comply with PRC regulations regarding employee share incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.”

Regulations on Dividend Distribution

The principal laws, rules and regulations governing dividend distribution by foreign-invested enterprises in the PRC are the Company Law of the PRC, as amended, which applies to both PRC domestic companies and foreign-invested companies, and the Foreign Investment Law and its implementation rules, which apply to foreign-invested companies. Under these laws, rules and regulations, foreign-invested enterprises may pay dividends only out of their accumulated profit, if any, as determined in accordance with PRC accounting standards and regulations. Both PRC domestic companies and wholly-foreign owned PRC enterprises are required to set aside as general reserves at least 10% of their after-tax profit, until the cumulative amount of their reserves reaches 50% of their registered capital. A PRC company is not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year. See “Risk Factors—Risks Relating to Doing Business in China—— Restrictions under PRC law on our PRC subsidiaries’ ability to make dividends and other distributions could materially and adversely affect our ability to grow, make investments or acquisitions that could benefit our business, pay dividends to you, and otherwise fund and conduct our business.”

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

PRC Policies and Regulations relating to the Bitcoin Industry

The policies and regulations relating to the Bitcoin industry have a direct impact on the Company the Company’s customers in the PRC, which could indirectly impact the demand for the Company’s Bitcoin mining machines. According to the Circular of the People’s Bank of China, Ministry of Industry and Information Technology, China Banking Regulatory Commission, China Securities Regulatory Commission, and China Insurance Regulatory Commission on the Prevention of Risks from Bitcoin jointly promulgated by People’s Bank of China, Ministry of Industry and Information Technology, China Banking Regulatory Commission, CSRC, and China Insurance Regulatory Commission on December 3, 2013, or the Circular, Bitcoin shall be a kind of virtual commodity in nature, which shall not be in the same legal status with currencies and shall not be circulated as currencies and used in markets as currencies. The Circular also provides that financial institutions and payment institutions shall not engage in business in connection with Bitcoin. According to Announcement of the People’s Bank of China, the Cyberspace Administration of China, the Ministry of Industry and Information Technology, the State Administration for Industry and Commerce, the China Banking Regulatory Commission, the China Securities Regulatory Commission and the China Insurance Regulatory Commission on Preventing Initial Coin Offerings (ICO) Risks promulgated by seven PRC governmental authorities including the People’s Bank of China on September 4, 2017, or the Announcement, activities of offering and financing of tokens, including initial coin offerings, have been forbidden in the PRC since they may be suspected to be considered as illegal offering of securities or illegal fundraising. All so-called token trading platform should not (i) engage in the exchange between any statutory currency with tokens and “virtual currencies,” (ii) trade or trade the tokens or “virtual currencies” as central counterparties, or (iii) provide pricing, information agency or other services for tokens or “virtual currencies.” The Announcement further provides that financial institutions and payment institutions shall not engage in business in connection with transactions of offering and financing of tokens.

In addition to various promulgations in the past, on September 24, 2021, ten Chinese regulatory authorities, including People’s Bank of China, Ministry of Industry and Information Technology, China Banking Regulatory Commission, the Supreme People’s Court, the Supreme People’s Procuratorate, and among five other regulatory agencies, collectively promulgated a guidance to further control and monitor cryptocurrency related trading, exchanges, transaction, banking and financial service, initial coin offering, and other intermediary and derivatives transactions, which are considered illegal in accordance with effectuated laws and regulations and may be subject to penalty criminally. The new guidance also bars foreign cryptocurrency trading platforms and related businesses to provide services to China domestic individuals and business entities, and expands the application of laws and regulations to Chinese employees or contractors of foreign operatives, that provide related services to individuals or business entities domiciled in China. Although, the legality of cryptocurrency mining activity was not specifically mentioned in the guidance, notably in recent events, where the government’s sudden interventions or modifications of the laws and regulations currently in effective could negatively impact the Company’s operations and financial results. The legality of cryptocurrency mining activity may be subject to challenge by Chinese authorities. The Company has relocated its global headquarters to Hong Kong, where cryptocurrency mining operations and related trading, exchanges, transaction are lawful.

Chinese Regulations on Cryptocurrency in General

According to the Circular of the People’s Bank of China, Ministry of Industry and Information Technology, China Banking Regulatory Commission, China Securities Regulatory Commission, and China Insurance Regulatory Commission on Guarding against Bitcoin Risks issued on December 3, 2013, or the 2013 Circular, Bitcoin should be regarded as a specific virtual commodity, and it does not possess the status that a legal currency has, and cannot and should not be circulated in market as a currency. The 2013 Circular also provides that financial institutions and payment institutions shall not engage in business in connection with Bitcoin.

Another notable law on recognition of virtual property is the PRC Civil Code, which became effective on January 1, 2021. Article 127 of PRC Civil Code provides that: “Where laws contain provisions in respect of the protection of data and network virtual property, such provisions shall apply.” We believe that this provision together with the 2013 Circular recognizes the lawful possession by PRC citizens and organizations of Bitcoin as a kind of virtual property.

According to the Announcement of the People’s Bank of China, the Office of the Central Cyberspace Security and Informatization Leading Group, the Ministry of Industry and Information Technology, the State Administration for Industry and Commerce, the China Banking Regulatory Commission, the China Securities Regulatory Commission and the China Insurance Regulatory Commission on Preventing Token Fundraising Risks issued on September 4, 2017, or the 2017 Announcement, activities of offering and financing of tokens, including initial coin offerings, or ICOs, should be forbidden in the PRC since they are essentially illegal public financing activities, which are suspected to involve financial crimes such as illegal distribution of financial tokens, illegal issuance of securities, illegal fundraising, financial fraud or pyramid sales. All so-called token trading platforms should not (i) engage in any exchange between any fiat currency with tokens or “virtual currencies”, (ii) trade tokens or “virtual currencies” or trade them as central counterparties, or (iii) provide pricing, information agency or other services for tokens or “virtual currencies”. The 2017 Announcement further orders that financial institutions and non-banking payment institutions should not do any business related to token trading.

According to the Risk Warning on Preventing Illegal Fundraising in the Name of “Virtual Currency” or “Blockchain” jointly promulgated by the Banking and Insurance Regulatory Commission, the Office of the Central Cyberspace Affairs Commission, the Ministry of Public Security, the People’s Bank of China and the State Administration for Market Regulation on August 24, 2018, or the 2018 Warning, raising funds through the issuance of so-called “virtual currency”, “virtual asset” or “digital asset” under the flag of “financial innovation” or “blockchain” is not based on real blockchain technology, but rather the practice of using speculative blockchain concepts for illegal fundraising, pyramid schemes, or fraud. The 2018 Warning reiterates the position of the Chinese government on ICOs.

Despite the Chinese government’s resentment of non-government backed cryptocurrencies in general, China has been testing digital Renminbi through pilot programs. On October 23, 2020, the People’s Bank of China published the revised Law of the People’s Republic of China on the People’s Bank of China (draft), or the draft PBOC Law, to solicit comment from the public. Article 19 of the draft PBOC Law provides that Renminbi may take a physical form or a digital form. This draft PBOC Law, if enacted, will pave the way for the formal launch of digital Renminbi. However, Article 22 of the draft PBOC Law reiterates that no entity or individual should produce or offer coupon tokens or digital tokens to replace Renminbi for circulation in market. This has been the consistent position of the Chinese government since 2013.

Chinese Regulations on Cryptocurrency Mining

Cryptocurrency mining is not prohibited by Chinese laws, but is subject to an unclear and evolving regulatory and policy framework in China. On January 2, 2018, China’s Leading Special Task Team for Remediation of Internet Financial Risks mandates that local governments should take measures of electricity prices, taxes, or land use, to guide the orderly exit of entities from cryptocurrency mining operations and that local governments must submit reports on cryptocurrency mining operations in their respective jurisdictions to the task team on a regular basis. Since then, local regulations on cryptocurrency mining have been tightened, at least in some Chinese provinces, such as Xinjiang and Inner Mongolia.

At the beginning of 2021, which is the first year of the “14th Five-Year Plan” of China, the National Development and Reform Commission of China publicly emphasized the need to improve the dual control system for energy consumption, to solidly promote working towards carbon peaking and carbon neutrality, and to accelerate the elimination of outdated and inefficient excess production capacity. On March 9, 2021, the Inner Mongolia Development and Reform Commission and two other local governmental agencies jointly published the Certain Safeguard Measures to Ensure Completion of the “14th Five-Year Plan” Goals on Dual Control of Energy Consumption, or the Safeguard Measures. The Safeguard Measures order that, cryptocurrency mining projects in Inner Mongolia should be completely cleaned up and shut down by the end of April 2021. So far, no similar orders have been published by the government of Sichuan Province, in which province the three mining farms of the Company reside.

The Guidance Catalogue of Industry Structural Adjustment (2019 Edition), or the 2019 Guidance Catalogue, promulgated by the National Development and Reform Commission, became effective on January 1, 2020. The 2019 Guidance Catalogue contains a catch-all clause which provides that, if any process, technology, products or equipment is not in compliance with (a) the Law of the People’s Republic of China on Prevention and Control of Atmospheric Pollution, the Law of the People’s Republic of China on Prevention and Control of Water Pollution, the Law of the People’s Republic of China on Prevention and Control of Environmental Pollution Caused by Solid Wastes, the Energy Conservation Law of the People’s Republic of China, the Work Safety Law of the People’s Republic of China, the Product Quality Law of the People’s Republic of China, the Land Administration Law of the People’s Republic of China, the Law of the People’s Republic of China on Prevention & Control of Occupational Diseases or other laws and regulations, (b) national mandatory standards for safety, environmental protection, energy consumption and quality, or (c) the requirements of international environmental conventions or other requirements, they should be restricted or eliminated. We cannot exclude the possibility that the National Development and Reform Commission of China restricts or even prohibits mining operations in China on the basis that mining operations fall under the above-mentioned catch-all clause. The National Development and Reform Commission of China may even update the “Guidance Catalogue for Industry Structural Adjustment” to explicitly restrict or prohibit mining operations in China.

Regulations on Registration of Blockchain Information Service Providers

Entities or nodes providing information services based on blockchain technologies or systems in China are required to be registered with the Cyberspace Administration of China. According to the Administrative Regulations on Blockchain Information Services issued by the Cyberspace Administration of China and effective on February 15, 2019, or the Blockchain Regulation, blockchain information services shall refer to information services provided to the public through internet sites, applications, etc. based on blockchain technologies or systems. The Blockchain Regulations also provide that, a provider of blockchain information services shall fill in its name, service category, service form, application domain, server address and other information through the management system of blockchain information services established by the Cyberspace Administration of China. We do not believe we should make such filing with the Cyberspace Administration of China based on our current business operations. However, uncertainties exist regarding the interpretation and implementation of the Blockchain Regulation, and future Chinese laws and regulations may require us to register or file with Chinese cyberspace authorities.

Seasonality

The first quarter of the calendar year is typically the slowest season of the year due to the Chinese New Year holiday. During this period, accounts receivable collection is very slow and we also need to prepare for upcoming busier seasons by making payments for inventory. With the implementation of our cloud-based business and the new revenue stream of cryptocurrency mining business, seasonality has been mitigated to some extent.

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

We lease our current executive offices, which are located at Unit 3102, 31/F, Citicorp Centre, 18 Whitefield Road, Hong Kong. Our executive offices consist of approximately 328 square meters, all of which are dedicated to administrative office spaces. In addition, our China headquarters are located at 21st Floor, Everbright Bank Building, Zhuzilin, Futian District, Shenzhen, Guangdong, 518040, China, of which IST currently has property use rights. This office facility property consists of approximately 1,200 square meters and is currently collateralized for our certain short-term bank loans. Our other properties primarily consist of cryptocurrency mining machine, media display equipment, computer equipment, servers, licensed software, furniture and fixtures. We currently do not have any intention to make large scale improvements or developments with respect to these properties.

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

A. Operating Results

Overview

We are a leading provider of integrated cloud-based platform, resource sharing functionality, and big data solutions to the Chinese new media, education residential community management, and elevator IoT industries. Our Internet ecosystem enables all participants of the new media community to efficiently promote brands, disseminate information, and share resources. In addition, we provide a broad portfolio of software, hardware and fully integrated solutions, including information technology infrastructure and Internet-enabled display technologies to customers in government, education, healthcare, media, transportation, and other private sectors. We also engage in cryptocurrency mining and blockchain related business operations as a part of business transformation.

We were founded in 1993 and are headquartered in Hong Kong. As of December 31, 2021, we had approximately 76 full-time employees.

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

As part of our strategic business transformation, we established a blockchain technology business segment in 2021, which is dedicated to the research and application of blockchain technology and digital assets. We launched cryptocurrency mining operations, a blockchain related new business, as the first initiative of this new business segment in the first quarter of 2021. With multiple cloud data centers deployed outside of China mainland, the Company continues to improve computing power and create value for the encrypted digital currency industry.

Recent Developments

On January 11, 2022, the Company entered into a strategic cooperation agreement with Shenzhen Zhicheng Chuangtou New Energy Co., Ltd. (“Zhicheng Chuangtou”) to expand its smart charging pile market. Pursuant to the agreement, which has a term of three years, the Company is responsible for the market development and installation of the smart charging piles produced by Zhicheng Chuangtou. Zhicheng Chuangtou is responsible for providing charging piles and other ancillary products, as well as for the operation and management of smart charging piles after installation. The Company has planned to use its channels like Taoping Alliance network to expand the market across the country and reach out to potential property management companies. The Company expects to expand coverage to 50 cities by the end of 2022 and complete pilot projects in these cities.

On January 19, 2022, the Company entered into a share purchase agreement to acquire 95.56% equity interest in Zhenjiang Taoping IoT Technology Limited (“Zhenjiang Taoping”), aiming to accelerate the Company’s smart charging pile and digital new media businesses in East China. Pursuant to the share purchase agreement, the Company has agreed to issue to the shareholders of Zhenjiang Taoping a total of 201,552 restricted ordinary shares, calculated as $391,011 being divided by the average closing price of the Company’s ordinary shares over the 20 trading days prior to the execution of the share purchase agreement, which was $1.94 per share. Mr. Huan Li, the Chief Marketing Officer of the Company, is one of the shareholders of Zhenjiang Taoping and has agreed to transfer all of his 46% equity interest in Zhenjiang Taoping to the Company. The acquisition was closed on February 24, 2022. Upon the completion of the acquisition, the Company currently owns 100% equity interest in Zhenjiang Taoping.

On January 27, 2022, the Company entered into a strategic cooperation agreement with three other companies (BOE Yiyun Technology Co., Ltd.; Sichuan Lvfa Environmental Technology Co., Ltd.; and Wuxi Centennial Ronghua Technology Development Co., Ltd.) to cooperate on naked-eye 3D iGallery and “Smart Station” projects. Pursuant to the agreement, which has a term of five years, the Company is responsible for the market development of naked-eye 3D iGallery and “Smart Station” projects through its Taoping Alliance network and the overall operation of the new media advertising of Smart Station.

On February 17, 2022, the Company entered into a letter of intent (the “LOI”) with the shareholders of Fujian Taoping IoT Technology Limited (“Fujian Taoping”) to acquire at least 51% of the ownership of Fujian Taoping. Pursuant to the LOI, the purchase price, to be determined by the parties after the completion of due diligence of Fujian Taoping, will be paid in the form of ordinary shares of the Company.

On March 2, 2022, the Company has entered into a strategic cooperation agreement (“Agreement”) with Shenzhen Zhihui Yunti IoT Co., Ltd. (“Zhihui Yunti”) to jointly address the market needs of the elevator modernization and maintenance. Pursuant to the Agreement, which has a term of three years, the Company is responsible for the market development of the elevator modernization and maintenance project through its Taoping Alliance network. Zhihui Yunti is responsible for providing elevator cloud, elevator IoT and elevator ecosystem products and technical support, as well as for the operation and management after product installation.

Principal Factors Affecting Our Financial Performance

Demand for Software Products and Services, Advertising, and High-End Server

The revenue growth and profitability of our business depend on the overall market demand for software products and related services, high-end data servers, out-of-home advertising, and efficiency of our cryptocurrency mining operations. The demand for our CBT products is attributable to rapid urbanization and rising living standards in China. As a result of migration to the cities, individuals’ disposable income and consumptions of information to assist their purchases of goods and services increase as well. Consequently, our CBT products become increasingly receptive to advertisements displayed at public locations. Meanwhile, rising competition has driven merchants and service providers to seek advertisements as a way to make their brands visible and memorable that drives up the demand for innovative advertising technology like our cloud-based software and services. COVID-19 pandemic has changed landscape of business operations and resulted in significant increase in working from remote locations, on-line shopping, on-line education, on-line entertainment, and other on-line business transactions creating high demand for high-end data storage servers to accommodate the surging internet information transmission.

The demand for our TIT products is attributable to digitization of public services in China. Due to changes in policies and regulations in China in 2012, various local governments started postponing IT projects they had previously contracted with us indefinitely. As a result, many of our existing receivables became uncollectable. Starting 2013, we made a strategic decision to transition our business from servicing the public sector to focusing on the private sector. We started completing our in-process IT projects and ceased taking on new customers in the public sector. As a result, the TIT business has diminished throughout the years and gradually being phased out.

Taxation

TAOP and Taoping Holdings were incorporated in the BVI, and not subject to taxation in that jurisdiction. Under the “anti-inversion” rules of Section 7874 of the U.S. Internal Revenue Code, TAOP is treated for U.S. federal taxation purpose as a U.S. corporation and, accordingly, is subject to U.S. federal income tax on its worldwide income with a maximum income tax rate of 21%.

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

We report financial and operational information in the following three segments:

(1)	Cloud-based Technology (CBT) segment — It includes the Company’s cloud-based products, high-end data storage servers and related services sold to private sectors including new media, healthcare, education and residential community management, and among other industries and applications. In this segment, the Company generates revenues from the sales of hardware and software total solutions with proprietary software and content as well as from designing and developing software products specifically customized for private sector customers’ needs for a fixed price. The Company includes the revenue and cost of revenue of high-end data storage servers in the CBT segment. Advertising services is included in the CBT segment, after the Company consummated the acquisition of TNM. Advertisements are delivered to the ads display terminals and vehicular ads display terminals through the Company’s cloud-based new media sharing platform. Incorporation of advertising services complements the Company’s out-of-home advertising business strategy.

(2)	Blockchain Technology (BT) segment — The BT segment is the Company’s newly formed business sector. Cryptocurrency mining is the first initiative implemented in the BT segment.

(3)	Traditional Information Technology (TIT) segment — The TIT segment includes the Company’s project-based technology products and services sold to the public sector. The solutions the Company has sold primarily include Geographic Information Systems (GIS), Digital Public Security Technology (DPST), and Digital Hospital Information Systems (DHIS). In this segment, the Company generates revenues from sales of hardware and system integration services. As a result of the business transformation, the TIT segment is being gradually phased out in 2021.

For more information regarding our operating segments, see Note 20 (Consolidated Segment Data) to our audited consolidated financial statements included elsewhere in this report.

Results of Operations

Comparison of Years Ended December 31, 2021 and 2020

The following table sets forth key components of our results of operations for fiscal years ended December 31, 2021 and 2020, both in dollars and as a percentage of our revenue.

	December 31, 2021		December 31, 2020
	Amount	% of Revenue	Amount	% of Revenue
Revenue	$24,845,924	100.00%	$11,062,775	100.00%
Costs of revenue	15,503,311	62.40%	7,119,125	64.35%
Gross profit	9,342,613	37.60%	3,943,650	35.65%
Administrative expenses	(12,882,936)	(51.85)%	(16,707,106)	(151.02)%
Research and development expenses	(4,479,045)	(18.03)%	(3,889,126)	(35.16)%
Selling expenses	(694,474)	(2.80)%	(714,147)	(6.46)%
(Loss) from operations	(8,713,842)	(35.07)%	(17,366,729)	(156.98)%
Subsidy income	181,620	0.73%	556,186	5.03%
(Loss) from equity method investment	(814,440)	(3.28)%	-	-
Other income (loss), net	350,836	1.41%	(578,766)	(5.23)%
Interest income	4,640	0.02%	4,798	0.04%
Interest expense	(928,352)	(3.74)%	(1,018,013)	(9.20)%
(Loss) before income taxes	(9,919,538)	(39.92)%	(18,402,524)	(166.35)%
Income tax (expense) benefit	(5,321)	(0.02)%	71,316	0.64%
Net (loss)	(9,924,859)	(39.95)%	(18,331,208)	(165.70)%
Less: Net loss attributable to non- controlling interest	-	-	636,433	5.75%
Net (loss) attributable to Company	$(9,924,859)	(39.95)%	$(17,694,775)	(159.95)%

Revenue. We generate revenues from cryptocurrency mining, advertising, selling hardware, software, and other technology-related services to customers. For the year ended December 31, 2021, our total revenue was $24.8 million, of which approximately $0.2 million was from related parties, compared to total revenue of $11.0 million for the year ended December 31, 2020, an increase of $13.8 million, or 124.6%. The revenue increase was mainly contributed by products and software sales totalling $5.8 million, advertising from TNM of $2.6 million, and cryptocurrency mining of $5.5 million.

Starting from January 2020, the coronavirus outbreak, also known as COVID-19, has caused the Chinese government to take quarantine measures, such as nationwide lockdowns, transportation restrictions, public gathering prohibitions and temporary closures of non-essential businesses, which had put economic activities in a suspension mode until late March 2020, in addition to the regular Chinese New Year Holiday. Although the COVID-19 pandemic was largely contained in China since the first quarter of 2020 and businesses have gradually resumed to normal operations in 2020, China’s out-of-home advertising market was adversely impacted. In addition, imported infection cases and regional outbreaks of infection persisted throughout 2021.

Upon completion of acquisition of TNM in June 2021, in the digital advertising sector, we became a fully integrated new media advertising enterprise with technical expertise in cloud based new media sharing platform, smart ads display terminal, and mobile applications extended to the end customers who pay for the advertising slots to promote their businesses or special events. In 2021, additional $2.6 million advertising revenue from TNM strengthened our revenue generation, cash flows, liquidity, and capital resources. Meanwhile, we have positioned ourselves in blockchain and digital assets related business opportunities and commenced cryptocurrency mining operations as the first initiative of blockchain business segment.

With the increasing computing power in Ethereum mining, revenue from the cryptocurrency mining in 2021 was approximately $5.5 million, which constituted nearly 22.0% to total revenue.

The following table shows our revenue, percentage of revenue, cost of revenue and gross margin, by revenue categories:

	Year Ended December 31, 2021				Year Ended December 31, 2020
		% of	Cost of	Gross		% of	Cost of	Gross
	Revenue	Revenue	Revenue	Margin	Revenue	Revenue	Revenue	Margin
Products	$10,724,707	43.16%	9,890,346	7.78%	$6,966,868	62.98%	6,211,647	10.84%
Software	5,174,422	20.83%	582,490	88.74%	3,080,152	27.84%	572,054	81.43%
Advertising	2,577,712	10.37%	2,193,945	14.89%	-	-	-	-
Cryptocurrency	5,455,345	21.96%	2,767,186	49.28%	-	-	-	-
Others	913,738	3.68%	69,344	92.41%	1,015,755	9.18%	335,424	66.98%
Total	$24,845,924	100.00%	15,503,311	37.60%	$11,062,775	100.00%	7,119,125	35.65%

A breakdown of revenue, percentage of revenue, cost of revenue and gross margin by segments is as follows:

	Year Ended December 31, 2021				Year Ended December 31, 2020
		% of	Cost of	Gross		% of	Cost of	Gross
	Revenue	Revenue	Revenue	Margin	Revenue	Revenue	Revenue	Margin
TIT Segment	$636,743	2.56%	633,713	0.48%	$377,499	3.41%	319,921	15.25%
CBT Segment	18,753,836	75.48%	13,166,742	29.79%	10,685,276	96.59%	6,799,204	36.19%
BT Segment	5,455,345	21.96%	1,702,856	68.79%	-	-	-	-
Total	$24,845,924	100.00%	15,503,311	37.60%	$11,062,775	100.00%	7,119,125	35.47%

Cost of revenue and gross profit. As indicated in the tables above, our cost of revenue increased by $8.4 million, which were mainly attributed to increases in cost of products of $3.7 million, cost of advertising of $2.2 million, and cost of cryptocurrency mining of $2.8 million, or 117.8%, to $15.5 million, for the year ended December 31, 2021, from $7.1 million for the year ended December 31, 2020. As a percentage of revenue, our cost of revenue decreased to 62.4% during the year ended December 31, 2021, from 64.4% during the year ended December 31, 2020. As a result, gross profit as a percentage of revenue increased to 37.6% for the year ended December 31, 2021 from 35.7% for the year ended December 31, 2020. The increase in the overall gross margin primarily resulted from higher margin of software revenue and cryptocurrency mining. We expect the gross margin of 2022 will increase slightly due to the new business developments in block chain related businesses.

Administrative expenses. Our administrative expenses consist primarily of compensation and benefits for our general management, finance and administrative staff, professional advisor consulting fees, audit fees, and other expenses incurred in connection with general operations. Our administrative expenses decreased by $3.8 million, or 22.9%, to $12.9 million for the year ended December 31, 2021, from $16.7 million for the year ended December 31, 2020. As a percentage of revenue, administrative expenses decreased to 51.9% for 2021, from 151.0% for 2020. Such decrease was primarily due to a decrease of $8.0 million in allowance for credit losses, offset by an increase in share-based compensation of $2.4 million to certain employees and consultants. We expect that the administrative expenses in 2022 will decrease as a result of the decrease of allowance of credit losses with the recovery of out-of-home advertising market and overall economy of China, and the decrease of share-based compensation to employees. As a percentage of revenue, administrative expenses will decrease as result of the decrease of its amount and the expected additions of new revenue streams.

Research and development expenses. Our research and development expenses consist primarily of personnel related expenses, as well as costs associated with new software and hardware development and enhancement. Our research and development expenses increased by $0.6 million, or 15.2%, to $4.5 million for the year ended December 31, 2021, from $3.9 million for the year ended December 31, 2020. Such increase was primarily due to the increase of depreciation of R&D related hardware equipment and software, and the increase in payroll and benefits to R&D staff. As a percentage of revenue, research and development expenses decreased to 18.0% for 2021, from 35.2% for 2020. We expect that the R&D expenses in 2022 will increase as a result of our business expansion in the blockchain related applications, while as a percentage of revenue, R&D expenses will slightly decrease.

Selling expenses. Our selling expenses consist primarily of the compensation and benefits to our sales and marketing staff, traveling costs, and other selling activities related costs. Our selling expenses decreased by $0.02 million, or 2.8%, to $0.69 million for the year ended December 31, 2021, from $0.71 million for the year ended December 31, 2020. This decrease was due to the decrease of the amortization expenses, offset by the increased payroll expenses of sales department which was in line with the increase in revenues. We expect that the selling expenses in 2022 will slightly increase in line with revenue increase, while as a percentage of revenue, selling expenses will slightly decrease.

Subsidy income. Because we have developed a number of new products that are promoted and designated by the Chinese government as highly innovative technology, we received governmental subsidies of $0.2 million and $0.6 million in years ended December 31, 2021 and 2020, respectively.

Other income (loss). Other income for the year ended December 31, 2021 was approximately $0.4 million, compared to other loss of approximately $0.6 million in 2020. Other income in 2021 was mainly the income of $0.4 million gain on sale of cryptocurrencies, the income of the return of tax payable accrued in prior years of $0.4 million, offset by the loss of inventory write-off of $0.3 million.

Interest expense. Interest expense for the year ended December 31, 2021 was approximately $0.9 million, compared to interest expense of approximately $1.0 million in 2020. The decrease of interest expense in 2021 was mainly due to the decrease of interest accrual and the amortization of debt discount from issuance of convertible notes in 2020.

Income tax expense. We recorded income tax expense of $5,321 for the year ended December 31, 2021, as compared to $71,316 of income tax benefit in 2020, primarily as a result of the decrease of reclaims of excess accrual of income tax payable in the prior years.

Net loss attributable to Company. As a result of the cumulative effect of the foregoing factors, we had a net loss attributable to the Company of $9.9 million for the year ended December 31, 2021, as compared to net loss of $17.7 million for the year ended December 31, 2020.

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

Revenue. We generate revenues from selling hardware, software, system integration, software as a service, and other technology- related services to customers including TNM and its affiliates. TNM was controlled by our CEO, Mr. Lin. We have identified TNM and its affiliates as related parties. For the year ended December 31, 2020, our total revenue was $11.0 million, of which approximately $0.5 million was from related parties, compared to total revenue of $13.8 million for the year ended December 31, 2019, a decrease of $2.8 million, or 20%. The decrease was primarily due to the impact of the Covid-19 pandemic and the unfavorable macro environment and the slowdown of the out-of- home advertising market in China in 2020.

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

The following table shows our revenue, percentage of revenue, cost of revenue and gross margin, by revenue categories:

	Year Ended December 31, 2020				Year Ended December 31, 2019
		% of	Cost of	Gross		% of	Cost of	Gross
	Revenue	Revenue	Revenue	Margin	Revenue	Revenue	Revenue	Margin
Products	$6,966,868	62.98%	6,211,647	10.84%	$10,468,382	75.91%	6,448,965	38.40%
Software	3,080,152	27.84%	572,054	81.43%	2,246,497	16.29%	525,473	76.61%
System Integration	-	-%	-	-	-	-%	74,494	-
Others	1,015,755	9.18%	335,424	66.98%	1,076,424	7.80%	140,160	86.98%
Total	$11,062,775	100.00%	7,119,125	35.65%	$13,791,303	100.00%	7,189,092	47.87%

A breakdown of revenue, percentage of revenue, cost of revenue and gross margin by segments is as follows:

	Year Ended December 31, 2020				Year Ended December 31, 2019
		% of	Cost of	Gross		% of	Cost of	Gross
	Revenue	Revenue	Revenue	Margin	Revenue	Revenue	Revenue	Margin
TIT Segment	$377,499	3.41%	319,921	15.25%	$241,132	1.75%	337,261	(39.87)%
CBT Segment	10,685,276	96.59%	6,799,204	36.19%	13,550,171	98.25%	6,851,831	49.43%
Total	$11,062,775	100.00%	7,119,125	35.47%	$13,791,303	100.00%	7,189,092	47.87%

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

Other (loss) income. Other loss for the year ended December 31, 2020 was approximately $0.6 million, compared to other income of approximately $0.2 million in 2019. Other loss in 2020 was mainly the loss of arbitration of $0.2 million due to dispute of certain sales contracts entered in prior years, accrued possible loss of $0.1 million for a legal proceeding regarding a customer’s bankruptcy claim, a loss of $0.2 million on return of prior year government conditional funding and inventory write-off of $0.1 million.

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

Foreign Currency Fluctuations

See Item 11 “Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Risk.”

B. Liquidity and Capital Resources

As of December 31, 2021, we had cash and cash equivalents of $4.5 million.

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

The allowance for credit losses at December 31, 2021 and 2020, totaled approximately $27.3 million and $21.2 million, respectively, representing management’s best estimate. The following table describes the movement for allowance for credit losses during the year ended December 31, 2021.

Balance at January 1, 2021	$21,217,406
Addition from acquisition of subsidiaries under common control	314,214
Increase in allowance for credit losses	5,134,350
Foreign exchange difference	596,878
Balance at December 31, 2021	$27,262,848

Although the COVID-19 pandemic has largely been contained in China, ripple effect of negative impact from the pandemic to the out-of-home advertising business sector continues in 2021. In the first quarter of 2021, the Company completed three financing transactions issuing 3,140,740 ordinary shares in total with aggregate proceeds of $13.1 million net of issuance costs. In July 2021, the Company consummated a financing transaction issuing 1,200,000 ordinary shares and warrants with aggregate proceeds of $4.73 million net of issuance cost. Proceeds from all financing activities were used to increase the Company’s working capital.

The following table summarizes the key cash flow components from our consolidated statements of cash flows for the periods indicated.

Cash Flows

	Years Ended December 31,
	2021	2020	2019
Net cash (used in) operating activities	(16,149,498)	(1,782,893)	(1,682,104)
Net cash (used in) provided by investing activities	(14,000,268)	(1,733,643)	151,855
Net cash provided by financing activities	33,028,157	3,072,948	1,586,347
Effects of exchange rate changes on cash and cash equivalents	555,961	20,782	(189,692)
Net increase (decrease) in cash and cash equivalents	3,434,352	422,752	(133,594)
Cash, cash equivalents, and restricted cash at beginning of the year	1,096,914	1,519,666	1,653,260
Cash, cash equivalents, and restricted cash at end of the year	4,531,266	1,096,914	1,519,666

Operating Activities

Net cash used in operating activities was $16.1 million for the year ended December 31, 2021 and net cash used in operating activities was $1.8 and $1.7 million for the year ended December 31, 2020 and 2019. Net cash used in operating activities were primarily attributed to increase in advance to suppliers for approximately $4.3 million and approximately $9.8 million for reduction of our payable liabilities. As a result of the unfavorable macro environment and the slow-down of the out-of-home advertising industry in China, we had a net loss of $9.9 million in 2021, comparing to a net loss of $18.3 million in 2020 and a net loss of $3.6 million in 2019, respectively.

Investing Activities

Net cash used in investing activities was $14.0 million and $1.7 million for the year ended December 31, 2021 and 2020, respectively, and net cash provided by investing activities was $0.2 million for the year ended December 31, 2019. Net cash used in investing activities in 2021 was mainly due to the purchase of property and equipment of approximately $11.3 million, and the consideration paid for acquisition of $7.3 million, offset by the proceeds from sales of cryptocurrencies of $4.5 million.

Financing Activities

Net cash provided in financing activities was $33.0 million for the year ended December 31, 2021, mainly attributable to receipts of the borrowings from related party of $3.1 million, and net proceeds of $28.3 million from issuance of ordinary shares through private placement offerings. Net cash provided by financing activities was $3.1 million for the year ended December 31, 2020, mainly attributable to the receipts of $2.7 million of net proceeds from a convertible note financing, and $1.2 million of net proceeds from private placement. Net cash provided by financing activities was $1.6 million for the year ended December 31, 2019, mainly attributable to the receipts of $1.0 million net proceed from a convertible note financing.

Loan Facilities

As of December 31, 2021 and 2020, our loan facilities were as follows:

Short-term bank loans

	December 31,
	2021	2020
Secured short-term loans	$7,792,125	$6,210,176
Total short-term bank loans	$7,792,125	$6,210,176

Management’s Plans

Although the COVID-19 pandemic has largely been contained in China, regional outbreaks of infections persist in various localities. The negative impact from the pandemic to the out-of-home advertising business continued throughout 2021. However, our revenue achieved 124.6% year-over-year increase as a result of the additions of cryptocurrency mining operations and the acquisition of TNM for the year 2021. The Company has significantly improved profitability by $8.4 million by reducing net loss to $9.9 million for the year ended December 31, 2021 from $18.3 million a year ago. Cash and cash equivalents held by the Company on December 31, 2021 was $4.5 million, compared to cash and cash equivalents of $1.1 million a year ago.

The Company incurred a net loss of approximately $9.9 million for year ended December 31, 2021, which was mainly due to the provision of allowance of credit losses and the expenses of stock-based compensation, compared to a net loss of $18.3 million for 2020. As of December 31, 2021, the Company had a working capital deficit of approximately $6.3 million, improved from a working capital deficit of $17.4 million as of December 31, 2020.

In the first quarter of 2021, the Company completed three financing transactions issuing 3,140,740 ordinary shares in total with aggregate proceeds of $13.1 million net of issuance costs. In July 2021, the Company consummated a financing transaction comprising of 1,200,000 ordinary shares, and warrants with aggregate proceeds net of issuance cost of $4.73 million. Proceeds from all financing activities were to increase the Company’s working capital.

In June 2021, the Company completed an acquisition of 100% of equity of TNM to offer more comprehensive services of the new media sharing platform and enhance revenue generation from new media and advertising sectors. In April 2021, the Company also formed a Blockchain business segment and engages in cryptocurrency mining activities as the first initiative of this sector to supplement the diminished Traditional Information Technology (TIT) business segment as a part of new business transformation. Specifically, revenue generated from cryptocurrency mining was approximately $5.5 million, and the gross profit from cryptocurrency mining business was approximately $2.7 million for 2021. In 2022, the Company will continue to expand the digital advertising business through strategic acquisitions, increase computing powers for Blockchain related business operations and explore business opportunity in the smart community and new energy sectors to improve revenue and cash flow generations. In addition, the management will also continue to execute the existing business strategies with focuses on selection of quality customers, collection of accounts receivable, maintaining proper inventory level, and managing accounts payable to enhance operating cash flows. Meanwhile, the Company will aggressively develop domestic and international markets to develop new customers in new media business, and explore more blockchain related businesses, such as establishing overseas data centers in addition to Hong Kong and developing applications of NFT, cloud desktop and cloud rendering. With its well established “Taoping” brand, technology platform and industry reputation along with strategic expansion into the Blockchain business sector, the Company believes that it has the ability to raise needed capital to support the Company’s operations and business expansions.

If the Company’s execution of business strategies is not successful in addressing its current financial concerns, additional capital raise from issuing equity security or debt instrument or additional loan facility may occur to support required cash flows. However, the Company can make no assurances that financing will be available for the amounts we need, or on terms commercially acceptable to us, if at all. If one or all of these events do not occur or subsequent capital raise was insufficient to bridge financial and liquidity shortfall, substantial doubt exists about the Company’s ability to continue as a going concern. The consolidated financial statements have been prepared assuming that the Company will continue as a going concern and, accordingly, do not include any adjustments that might result from the outcome of this uncertainty. To overcome the going concern issue, the Company will actively seek opportunities to achieve revenue growth through strategic acquisitions on digital advertising, new revenue streams development, and significant expansion of computing power for cryptocurrency mining operations. In addition to cash generating from business, the Company has secured at least $8 million revolving bank facility line which provides important capital support for its operation.

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

The following table provides the amount of our statutory general reserve, the amount of restricted net assets, consolidated net assets, and the amount of restricted net assets as a percentage of consolidated net assets, as of December 31, 2021 and 2020:

	December 31,
	2021	2020
PRC general reserve - restricted net assets	$14,044,269	$14,044,269
Consolidated net assets	$19,252,256	$(7,664,671)
Restricted net assets as percentage of consolidated net assets	72.95%	(183.23)%

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

As of December 31, 2021 and 2020, the breakdown of our cash and cash equivalents (including restricted cash) was as follows:

	December 31,
	2021	2020
Cash located outside of the PRC	$324,794	$41,792
Cash held by VIE and its subsidiaries	-	506,139
Cash held by other entities located in the PRC (except VIEs noted above)	4,206,472	548,983
	$4,531,266	$1,096,914

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

C. Research and Development, Patents and Licenses, Etc.

Our industry is characterized by extremely rapid technological change, evolving industry standards, and changing customer demands. These conditions require continuous expenditures on product research and development to enhance existing products, create new products, and avoid product obsolescence. See Item 3 “Key Information—D. Risk Factors—If we are unable to develop and offer competitive new products and services, our future operations could be adversely affected,” —”If we are unable to keep abreast with the rapid technological changes in our industry, demand for our products and services could decline and adversely affect our revenue and growth,” and —”Our technology may become obsolete, which could materially adversely affect our ability to sell our products and services.” For a detailed analysis of research and development costs, see Item 5.A. “Operating Results—Results of Operations—Research and development expenses”.

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

E. Critical Accounting Estimates.

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

Revenue Recognition

Beginning January 1, 2018, the Company has adopted the ASU 2014-09, Topic 606, “Revenue from Contracts with Customers” and its related amendments (collectively referred to as “ASC 606”) for its revenue recognition accounting policy that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. In accordance with the ASC 606, the Company recognizes revenues net of applicable taxes, when goods or services are transferred to customers in an amount that reflects the consideration to which the Company expects to receive in exchange for those goods or services.

The Company generates its revenues primarily from five sources: (1) product sales, (2) software sales, (3) advertising, (4) cryptocurrency mining, and (5) other sales. Revenue is recognized when obligations under the terms of a contract with our customers are satisfied, generally, upon delivery of the goods and services and receipts of cryptocurrencies from cryptocurrency mining pools.

Revenue - Products

Product revenues are generated primarily from the sale of Cloud-Application-Terminal based digital ads display terminals with integrated software essential to the functionality of the hardware to our customers (inclusive of related parties) and high-end data storage servers. Although manufacturing of the products has been outsourced to the Company’s Original Equipment Manufacturer (OEM) suppliers, the Company has acted as the principal of the contract. The Company recognized the product sales at the point of delivery. The Company has indicated that it may from time to time provide future unspecified software upgrades to the hardware products’ essential software, which is expected to be infrequent and, free of charge. Non-software service is mainly the one-time training session provided to the customer to familiarize them with the software operation upon the customer’s initial introduction to the software platform. The costs of providing infrequent software upgrade and training are de minimis. As a result, the Company does not allocate transaction price to software upgrade and customer training. Product sales are classified as “Revenue-Products” on the Company’s consolidated statements of operations.

Revenue – Software

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

Revenue - Advertising

The Company generates revenues primarily from providing advertising slots to customers to promote their businesses by broadcasting advertisements on identifiable digital ads display terminals and vehicular ads display terminals in different geographic regions and locations through a cloud- based new media sharing platform. The Company is only obligated to broadcast the advertisements to the contracted digital ads display terminals, and therefore allocates 100% of the transaction price to advertisement broadcasting. The transaction price for advertisement broadcasting is fixed based on the numbers of advertisement delivery and duration of the contract, and has no variable consideration, or significant financing component, or subsequent price change, and is not refundable.

The Company recognizes the revenues, net of applicable taxes, from advertisement broadcasting contracts with customers over the contracted advertising duration.

Revenue - Cryptocurrency mining

The Company has entered into digital asset mining pools by executing contracts with the mining pool operators to provide computing power to the mining pool. The contracts are terminable under certain circumstances. In exchange for providing computing power, the Company is entitled to a fractional share of the fixed cryptocurrency awards the mining pool operator receives (less digital asset transaction fees to the mining pool operator, if any.) for successfully adding a block to the blockchain. The Company’s fractional share is based on the proportion of computing power the Company contributed to the mining pool operator to the total computing power contributed by all mining pool participants in solving the current algorithm.

Providing computing power in digital asset transaction verification services is an output of the Company’s ordinary activities. The provision of providing such computing power is the only performance obligation in the Company’s contract with mining pool operator.

The transaction consideration the Company receives, if any, is noncash consideration, which the Company measures at fair value using the quoted price of the related cryptocurrency on the date received, which is not materially different than the fair value at the contract inception or at the time the Company has earned the award from the pools. The consideration is all variable. Because it is not probable that a significant reversal of cumulative revenue will not occur (ASC 606-10-32-11), the consideration is constrained until the mining pool operator successfully places a block (by being the first to solve an algorithm), and the Company receives confirmation of the consideration it will receive, at which time revenue is recognized. There is no financing component, nor allocation of transaction price in these transactions.

Revenue - Other

The Company also reports other revenue which comprises revenue generates from System upgrade and technical support services, platform service fee, and rental income.

System upgrade and technical support revenue is recognized when performance obligations are satisfied upon completion of the services. Platform service fee is charged based on number of the display terminals used by the customers or a percentage of advertising revenue generated by the display terminals. Platform service revenue is recognized on a monthly basis over the contract period.

The Company follows ASC 842 – Leases that requires lessor to identify the underlying assets and allocate rental income among considerations in lease and non-lease components. The Company owns two units of office space renting out to a third party and TNM under non-cancelable operating lease agreements with lease terms of six years starting from May 1, 2016 and three years starting from July 1, 2019, respectively. The lease agreements have fixed monthly rental payments, and no non-lease component or option for lessees to purchase the underlying assets. The Company collects monthly rental payments from the lessees and recognizes rental income.

After completion of the business acquisition on June 9, 2021, TNM became a subsidiary of the Company, and is no longer a related party. The rental income from TNM has become an intercompany revenue and been eliminated since June 9, 2021.

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

The adoption of the credit loss accounting standard has no material impact on the Company’s consolidated financial statements as of January 1, 2020. Accounts receivable are recognized and carried at carrying amount less an allowance for credit loss, if any. The Company maintains an allowance for credit losses resulting from the inability of its customers to make required payments based on contractual terms. The Company reviews the collectability of its receivables on a regular and ongoing basis. The Company has further adjusted allowance for credit losses for the anticipation of future economic condition and credit risk indicators of customers, including the potential impact of the COVID-19 pandemic on its customers’ businesses. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. In the event the Company recovers amounts previously reserved for, the Company will reduce the specific allowance for credit losses.

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

Cryptocurrencies

Cryptocurrencies held, including Bitcoin and Ethereum, are accounted for as intangible assets with indefinite useful lives. An intangible asset with an indefinite useful life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment exists when the carrying amount exceeds its fair value, which is measured using the quoted price of the cryptocurrency at the time its fair value is being measured. In testing for impairment, the Company has the option to first perform a qualitative assessment to determine whether it is more likely than not that an impairment exists. If it is determined that it is not more likely than not that an impairment exists, a quantitative impairment test is not necessary. If the Company concludes otherwise, it is required to perform a quantitative impairment test. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted.

Cryptocurrencies awarded to the Company through its mining activities are included within operating activities in the consolidated statements of cash flows. The sales of cryptocurrencies are included within investing activities in the consolidated statements of cash flows and any realized gains or losses from such sales are included in other income (expense) in the consolidated statements of operations. The Company accounts for its gains or losses in accordance with the first in first out (FIFO) method of accounting.

Long-term investment

The Company’s long-term investment consists of investments accounted for under the equity method and equity investments without readily determinable fair value. Pursuant to ASC 321, equity investments, except for those accounted for under the equity method, those that result in consolidation of the investee and certain other investments, are measured at fair value, and any changes in fair value are recognized in earnings. For equity securities without readily determinable fair value and do not qualify for the existing practical expedient in ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”) to estimate fair value using the net asset value per share (or its equivalent) of the investment, the Company elected to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any.

For equity investments that the Company elects to measure at cost, less any impairment, plus or minus changes resulting from observable price changes, the Company makes a qualitative assessment considering impairment indicators to evaluate whether investments are impaired at each reporting date. Impairment indicators considered include, but are not limited to, a significant deterioration in the earnings performance or business prospects of the investee, including factors that raise significant concerns about the investee’s ability to continue as a going concern, a significant adverse change in the regulatory, economic, or technologic environment of the investee and a significant adverse change in the general market condition of either the geographical area or the industry in which the investee operates. If a qualitative assessment indicates that the investment is impaired, the entity has to estimate the investment’s fair value in accordance with the principles of ASC 820. For equity investments without readily determinable fair value, the Company uses Level 3 inputs of fair value accounting in accordance with ASC 820-10 and recognizes impairment loss other than temporary in the statement of operations equal to the difference between its initial investment and its proportional share of the net book value of the investee’s net assets which approximates its fair value.

For impairment on equity investments without readily determinable fair value, the Company uses Level 3 inputs of fair value accounting in accordance with ASC 820-10 and recognizes impairment loss in the statement of operations equal to the difference between its initial investment and its proportional share of the net book value of investee’s net assets which approximates its fair value if those are determined to be other than temporary.

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

Operating leases - Right-of-use assets and lease liabilities

The Company accounts for lease under ASC 842 “Leases”, and also elects practical expedient not to separate non-lease component from lease components in accordance with ASC 842-10-15-37 and instead to account for each separate lease component and the non-lease components associated with that lease component as a single lease component. The Company also elects the practical expedient not to recognize lease assets and lease liabilities for leases with a term of 12 months or less.

The Company recognized a lease liability and corresponding right-to-use asset based on the present value of minimum lease payments discounted at the Company’s incremental borrowing rate. The Company records amortization and interest expense on a straight-line basis based on lease terms and reduces lease liabilities upon making lease payments.

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

NAME	AGE	POSITION
Jianghuai Lin	53	Chairman of the Board, Chief Executive Officer
Zhiqiang Zhao	51	President and Director
Liqiong (Iris) Yan	45	Chief Financial Officer
Zhixiong Huang	53	Chief Operating Officer
Guangzeng Chen	43	Chief Technology Officer and Chief Product Officer
Dongfeng Wang	46	Chief Strategy Officer
Qian Wang	35	Chief Investment Officer
Huan Li	37	Chief Marketing Officer
Yunsen Huang	76	Director
Yong Jiang	48	Director
Remington C.H. Hu	56	Director

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

Mr. Zhiqiang Zhao. Mr. Zhao has been the President of the Company since August 2015 and a member of Board of Directors since June 19, 2012. Mr. Zhao has extensive experience in corporate operations and integrations, strategic planning, and human resource management. From March 2003 to March 2005, Mr. Zhao served as Supervisor of Human Resources for the Foxconn Technology Group. From April 2005 to July 2006, Mr. Zhao served as Administrative and Human Resource Director of iASPEC; and as Deputy General Manager of iASPEC from July 2006 to August 2010. From November 2010, Mr. Zhao began serving as the Chief Operating Officer and Vice President of TAOP. From August 2010, he was vice chairman of iASPEC. From July 2011, Mr. Zhao served as General Manager of ISIOT (former HPC Electronics (Shenzhen) Ltd.). Mr. Zhao holds a Bachelor’s Degree in Mechanical & Electrical Engineering from Inner Mongolia University.

Ms. Liqiong (Iris) Yan. Ms. Yan has been the Chief Financial Officer of the Company since May 2021. Ms. Yan has over ten years’ experience in finance, investor relations and corporate governance. She served as the Company’s Assistant CFO between 2018 and 2021 and prior to that she was the Director of Investor Relations and Secretary of the Board of TAOP since 2007. During her tenure, Ms. Yan assisted in Company’s NASDAQ listing, Company’s strategic acquisitions and overseas equity/debt financings, and was instrumental in strategy planning, financial management and capital strategy management. Ms. Yan is a Certified Management Accountant (CMA) licensed by the Institute of Management Accountants. Ms. Yan received a postgraduate diploma in Investment from Fudan University and a bachelor’s degree in International Economics from Beijing Normal University.

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

Mr. Dongfeng Wang. Mr. Wang has served as Chief Strategic Officer of the Company since March 2021. Mr. Wang has more than twenty years of work experience in the Internet industry. He has gone through the eras of PC Internet and mobile Internet, and deeply participated in the growing blockchain Internet. His rich entrepreneurship experience put him in the forefront of development trends in digital revolution, and enabled him to accumulate great management expertise in enterprise positioning and corporate innovation. In 2004, Mr. Wang founded Zcom Digital Magazine, one of the earliest e-magazine platforms in China. In 2009, Mr. Wang co-founded Forgame Group, a company engaged in the business of game and fintech in China, and successfully listed the company on the Main Board of The Stock Exchange of Hong Kong Limited in 2013. In 2017, Mr. Wang started investments in blockchain technology and digital assets mining operations as a venture partner of Longling Capital Co. Ltd, a Chinese venture capital firm specializing in seed stage, early stage and angel investments. Mr. Wang graduated from Beijing Construction University with a bachelor’s degree in International Trade.

Mr. Qian Wang. Mr. Wang has served as Chief Marketing Officer of the Company since March 2021. Mr. Wang has extensive industry experience in cloud computing services, blockchain applications and operations, and overseas capital market operations. Before joining TAOP, he served as co-Chief Executive Officer of Grand Shores Technology (1647.HK), the major business of which focuses on design, construction, and operation of crypto cloud computing centers and development of blockchain innovation. Mr. Wang got CFA charter and received both a Postgraduate Diploma in Financial Markets and Portfolio Management and Bachelor’s degree in Accounting and Finance from the University of Hong Kong.

Mr. Huan Li. Mr. Li has served as Chief Marketing Officer of the Company since July 2021. He has over 15 years’ experience in the culture and media field. He has worked as a reporter for several media outlets including Asia Pacific Media Group. Mr. Li has been directly responsible for the planning and operation management of a number of large-scale commercial and cultural projects. Mr. Li holds a Bachelor’s Degree in Journalism from Jiangsu Ocean University in China.

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

B. Compensation

In 2021, we paid an aggregate of approximately $764,927 in cash compensation to our directors and senior management as a group. We do not set aside or accrue any amounts for pension, retirement or other benefits for our directors and senior management. However, we reimburse our directors for out-of-pocket expenses incurred in connection with their services in such capacity.

2016 Equity Incentive Plan, as amended

On May 9, 2016, the Board of Directors of the Company adopted the 2016 Equity Incentive Plan, or the 2016 Plan, pursuant to which the Company may offer up to five million ordinary shares as equity incentives to its directors, employees and consultants. Such number of shares is subject to adjustment in the event of certain reorganizations, mergers, combinations, recapitalizations, stock splits, stock dividends, or other change in the corporate structure of the Company affecting the shares issuable under the 2016 Plan. On July 30, 2020, the Company effectuated a 6-to-1 reverse stock split, which effectively reduced the ordinary shares authorized to be issued under the 2016 Plan from 5,000,000 to 833,334. On May 9, 2021, the Board of Directors of the Company amended the 2016 Plan to, among other things, (1) increase the number of ordinary shares authorized to be issued pursuant to the 2016 Plan by 4,166,666 to 5,000,000, and (2) extend the term of the 2016 Plan to May 9, 2026.

The following paragraphs summarize the terms of our 2016 Plan:

Purpose. The purposes of the 2016 Plan are to promote the long-term growth and profitability of the Company and its Affiliates by stimulating the efforts of Employees, Directors and Consultants of the Company and its Affiliates who are selected to be participants, aligning the long-term interests of participants with those of shareholders, heightening the desire of participants to continue working toward and contributing to our success, attracting and retaining the best available personnel for positions of substantial responsibility, and generally providing additional incentive for them to promote the success of our business through the grant of Awards of or pertaining to the Company’s ordinary shares. The 2016 Plan permits the grant of ISOs, NSOs, Restricted Shares, Restricted Share Units, Share Appreciation Rights, Performance Units and Performance Shares as the Administrator may determine.

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

Transferability. Unless otherwise provided in the 2016 Plan or otherwise determined by the Administrator, an Award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the Participant, only by the Participant. However, the Administrator may, at or after the grant of an Award other than an ISO, provide that such Award may be transferred by the recipient to a “family member” (as defined in the 2016 Plan); provided, however, that any such transfer is without payment of any consideration whatsoever and that no transfer shall be valid unless first approved by the Administrator, acting in its sole discretion, and as required by the Company’s amended and restated Memorandum and Articles of Association. If the Administrator makes an Award transferable, such Award will contain such additional terms and conditions as the Administrator deems appropriate.

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

The 2016 Plan will expire on May 9, 2026, unless sooner terminated by the Board.

On May 27, 2016, the following directors and officers were granted options to purchase ordinary shares of the Company under the 2016 Plan:

●	Jianghuai Lin, options to purchase 50,000 ordinary shares

●	Zhiqiang Zhao, options to purchase 33,334 ordinary shares

●	Zhixiong Huang, options to purchase 33,334 ordinary shares

●	Guangzeng Chen, options to purchase 25,000 ordinary shares

The options are exercisable at the fair market value of the Company’s ordinary shares on the grant date May 27, 2016 ($7.26 per share) with 40% of the options vesting 18 months after the date of grant, 30% vesting 30 months after the date of grant and the remaining 30% vesting 42 months after the date of grant. On January 22, 2018, Messrs. Lin, Zhao, Huang and Chen exercised their options granted on May 27, 2016 on a cashless basis, and received 11,934, 7,956, 7,956 and 5,967 ordinary shares of the Company, respectively. On July 31, 2020, Messrs. Lin, Zhao, Huang and Chen exercised their options granted on May 27, 2016 on a cashless basis, and received 5,250, 3,500, 3,500, 2,625 ordinary shares of the Company, respectively.

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

As of the date of this report, we have issued 374,524 restricted shares and granted options to purchase an aggregate of approximately 390,714 ordinary shares under the 2016 Plan.

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

The Governance and Nominating Committee is responsible for, among other things:

●	identifying and recommending to the Board nominees for election or re-election of the Board, or for appointment to fill any vacancy;

●	reviewing annually with the Board the current composition of the Board in light of the characteristics of independence, age, skills, experience and availability of service to us;

●	identifying and recommending to the Board the directors to serve as members of the Board’s committees; and

●	monitoring compliance with our code of ethics.

The procedures by which stockholders may recommend nominees have not changed materially since last year’s proxy statement.

Board Diversity Matrix (As of May 2, 2022)
Country of Principal Executive Offices:	Hong Kong
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5
	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	0	5	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

D. Employees

As of December 31, 2021, we had approximately 76 full-time employees. The following table illustrates the allocation of these employees among the various job functions conducted.

Department	Number of Employees
Software Development	26
Sales & Marketing	12
Administration & Human Resources	11
Operation	11
Finance and Accounting	10
Management	6
TOTAL	76

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

E. Share Ownership

The following table sets forth information regarding beneficial ownership of each class of Taoping’s voting securities as of April 26, 2022 (i) by each person who is known by us to beneficially own 5% or more of each class of Taoping’s voting securities; (ii) by each of our officers and directors; and (iii) by all of our officers and directors as a group. Unless otherwise specified, the address of each of the persons set forth below is in care of the Company, Unit 3102, 31/F, Citicorp Centre, 18 Whitefield Road, Hong Kong.

Name and Address of Beneficial Owner	Office, If Any	Title of Class	Amount and Nature of Beneficial Ownership(1)	Percent of Class(2)
Officers and Directors
Jianghuai Lin	Chairman and CEO	Ordinary Shares	4,189,555	26.9%
Zhiqiang Zhao	President and Director	Ordinary Shares	66,575	*
Liqiong (Iris) Yan	Chief Financial Officer	Ordinary Shares	7,619	*
Zhixiong Huang	Chief Operating Officer	Ordinary Shares	49,455	*
Guangzeng Chen	Chief Technology Officer	Ordinary Shares	10,000	*
Dongfeng Wang	Chief Strategy Officer	Ordinary Shares	500,000	3.2%
Qian Wang	Chief Investment Officer	Ordinary Shares	-	*
Huan Li	Chief Marketing Officer	Ordinary Shares	-	*
Yunsen Huang	Director	Ordinary Shares	-	*
Yong Jiang	Director	Ordinary Shares	-	*
Remington C.H. Hu	Director	Ordinary Shares	-	*
All officers and directors as a group (11 persons named above)		Ordinary Shares	4,823,204	30.9%
5% Security Holders
Jianghuai Lin		Ordinary Shares	4,189,555	26.9%

* Less than 1%

(1)	Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to the Company ordinary shares.

(2)	As of April 26, 2022, a total of 15,590,789 ordinary shares are considered to be outstanding pursuant to SEC Rule 13d-3(d)(1). For each Beneficial Owner above, any securities that are exercisable or convertible within 60 days have been included in the denominator.

None of our major shareholders have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of the Company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to Item 6 “Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

The following includes a summary of transactions since January 1, 2019 between us and certain related persons. We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

●	Since May 2017, the Company has entered into a series of contracts with Taoping New Media Co., Ltd. (TNM) and its affiliates for the sale of the Company’s Cloud-Application-Terminal based digital ads display terminals, software and technical services. Taoping New Media was a related party company controlled by Mr. Lin, the Company’s Chairman and Chief Executive Officer, until the Company’s completion of the acquisition on June 9, 2021, after which date the related party transactions were eliminated in the Company’s consolidated financial statements. For the years ended December 31, 2021, 2020 and 2019, revenues from related parties for sales of products were approximately $0.1 million, $0.4 million and $7.4 million, respectively. Accounts receivable from related parties, net of allowance for credit losses, as of December 31, 2021, 2020 and 2019 were approximately $0.4 million, $4.2 million and $12.5 million, respectively. Advances received from related parties were approximately $0.1 million, $0.2 million and $0.1 million as of December 31, 2021, 2020 and 2019, respectively.

●	On July 1, 2017, the Company entered into a lease agreement with TNM for leasing the Company’s office space located at 18th Floor, Education and Technology Building, Zhuzilin, Futian District, Shenzhen City which has been renewed on July 1, 2019 and expires on June 30, 2022. Upon completion of the Company’s acquisition of TNM on June 9, 2021, the related party rental income was eliminated in the Company’s consolidated financial statements thereafter. For the years ended December 31, 2021, 2020 and 2019, the Company’s rental income from related party were approximately $27,000, $61,000 and $61,000, respectively. Other revenue generated from related parties also includes system maintenance service provided to Taoping affiliate customers, which was $48,949, $85,289 and $44,621, for the years ended December 31, 2021, 2020 and 2019, respectively.

●	iASPEC and Bocom had a balance of $69,585 payable to TNM as of December 31, 2020 for certain consultation service. Before the acquisition of TNM, the balance was fully repaid to TNM in April 2021.

●	As of December 31, 2020, the Company recorded a loan receivable of $0.5 million from TNM, which was originally for a nine-month short-term loan without interest and was fully repaid by September 2021. Before the acquisition of TNM, $0.17 million was repaid to the Company. The remaining balance of $0.33 million was eliminated for consolidation purposes as of December 31, 2021.

●	As of December 31, 2020, the amount due to related parties was $0.14 million, which was borrowed from TNM for working capital purpose. Before the acquisition of TNM, the balance was fully repaid to TNM. As of December 31, 2021, the amount due to related parties was $3.15 million, which included a loan of approximately $3,145,000 (RMB20 million) from a related company 100% owned by Mr. Lin for 12-month at the interest of 5.85% per annum, which matures on May 17, 2022.

●	On June 9, 2021, the Company and Biznest, a subsidiary of the Company consummated an acquisition of 100% of the equity interests of TNM. Mr. Jianghuai Lin, the Chairman and CEO of the Company, who owns approximately 26.9% of total shares outstanding of the Company, owned approximately 51% of TNM. TNM is a new media operator focusing on digital life scenes and mainly engaged in selling out-of-home advertising time slots on its networked smart digital advertising display terminals with artificial intelligence and big data technologies. Acquiring TNM and synergizing its new media network will enhance the Company’s presence in the new media and advertising sectors. After completion of the acquisition, TNM becomes a wholly owned subsidiary of Biznest.

On September 18, 2021, the Company and the Company’s wholly owned subsidiary, Information Security Technology (China) Co., Ltd. entered into an equity transfer agreement with Mr. Jianghuai Lin, the sole shareholder of iASPEC. Upon closing of the equity transfer, the Company’s existing variable interest entity structure was dissolved and iASPEC became a wholly owned subsidiary of the Company.

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

Dividend Policy

To date, we have not paid any cash dividends on the Company ordinary shares. As a BVI company, we may only declare and pay dividends if our directors are satisfied, on reasonable grounds, that immediately after the distribution (i) the value of our assets will exceed our liabilities and (ii) we will be able to pay our debts as they fall due. We currently anticipate that we will retain any available funds to finance the growth and operation of our business and we do not anticipate paying any cash dividends in the foreseeable future. Additionally, our cash held in foreign countries may be subject to certain control limitations or repatriation requirements, limiting our ability to use this cash to pay dividends.

B. Significant Changes

No significant change has occurred since the date of our consolidated financial statements filed as part of this annual report.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Taoping’s ordinary shares have been listed on the NASDAQ Capital Market under the trading symbol “TAOP” since June 1, 2018. Prior to that, the ordinary shares were listed on the NASDAQ Capital Market under the symbol “CNIT.”

B. Plan of Distribution

Not applicable.

C. Markets

See our disclosures above under “A. Offer and Listing Details.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

The following represents a summary of certain key provisions of the Company’s memorandum and articles of association. The summary does not purport to be a summary of all of the provisions of the Company’s memorandum and articles of association and of all relevant provisions of BVI law governing the management and regulation of BVI companies.

Register

Taoping was incorporated in the BVI on June 18, 2012 under the BVI Act. Its memorandum of association authorizes the issuance of up to 100,000,000 ordinary shares without par value, which may be issued from time to time at the discretion of the Board of Directors without shareholder approval. The Board of Directors is authorized to issue these shares in different classes and series and, with respect to each class or series, to determine the designations, powers, preferences, privileges and other rights, including dividend rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers and rights associated with the ordinary shares, at such times and on such other terms as they think proper.

On July 30, 2020, we completed a share combination of Taoping’s ordinary shares at a ratio of one-for-six, which decreased the Company’s outstanding ordinary shares to approximately 7,332,434 shares. This share combination did not change the authorized amount of shares or the par value of Taoping ordinary shares. Accordingly, except as otherwise indicated, all share and per share information contained in this annual report has been restated to retroactively show the effect of the share combination.

Objects and Purposes

Taoping’s memorandum of association grants the Company full power and capacity to carry on or undertake any business or activity and do any act or enter into any transaction not prohibited by the BVI Act or any other BVI legislation.

Directors

Directors have the powers necessary for managing, and for directing and supervising the Company business and affairs, including general powers to borrow on behalf of the Company.

Taoping’s articles of association provide that a director who is interested in a transaction entered into or to be entered into by the Company may: (i) vote on a matter relating to the transaction; (ii) attend a meeting of directors at which a matter relating to the transaction arises and be included among the directors present at the meeting for the purposes of a quorum; and (iii) sign a document on our behalf, or do any other thing in his capacity as a director, that relates to the transaction. Additionally, Taoping’s articles of association provide that no director shall be disqualified by his office from contracting with us either as a buyer, seller or otherwise, nor shall any such contract or arrangement entered into by or on the Company’s behalf in which any director shall be in any way interested be voided, nor shall any director so contracting or being so interested be liable to account to us for any profit realized by any such contract or arrangement, by reason of such director holding that office or by reason of the fiduciary relationship thereby established, provided such director shall, immediately after becoming aware of the fact that he is interested in a transaction entered into or to be entered into by us, disclose such interest to the Company’s Board of Directors. A director is not required to make such a disclosure if: (i) the transaction or proposed transaction is between us and the director, and (ii) the transaction or proposed transaction is or is to be entered into in the ordinary course of the Company’s business and on usual terms and conditions. A disclosure to the Company’s Board to the effect that a director is a member, director, officer or trustee of another named company or other person and is to be regarded as interested in any transaction which may, after the date of the entry or disclosure, be entered into with that company or person, is a sufficient disclosure of interest in relation to that transaction. Such a disclosure is not made to our Board of directors unless it is made or brought to the attention of every director on the Board. Subject to Section 125(1) of the BVI Act, the failure by a director to comply with this provision does not affect the validity of a transaction entered into by the director or the Company.

Pursuant to the Company’s articles of association, a director shall not require a share qualification, but nevertheless shall be entitled to attend and speak at any meeting of the directors and meeting of the shareholders and at any separate meeting of the holders of any class of the Company’s shares. In addition, the remuneration of directors (whether by way of salary, commission, participation in profits or otherwise) in respect of services rendered or to be rendered in any capacity to us (including to any company in which we may be interested) shall be fixed by resolution of directors or shareholders. The directors may also be paid such travelling, hotel and other expenses properly incurred by them in attending and returning from meetings of the directors, or any committee of the directors or meetings of the shareholders, or in connection with our business as shall be approved by resolution of directors or of shareholders.

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

Voting Rights. Each ordinary share confers on the shareholder the right to one vote at a meeting of the shareholders or on any resolution of shareholders on all matters before the Company’s shareholders.

Winding Up. The holder of each ordinary share is entitled to an equal share in the distribution of the surplus assets of us on a winding up.

Redemption. The directors may, on behalf of the Company, purchase, redeem or otherwise acquire any of the Company’s own shares for such consideration as the directors consider fit, and either cancel or hold such shares as treasury shares. Shares may be purchased or otherwise acquired in exchange for newly issued shares. The directors shall not, unless permitted pursuant to the BVI Act, purchase, redeem or otherwise acquire any of the Company’s own shares unless immediately after such purchase, redemption or other acquisition, the value of the Company’s assets exceeds the Company’s liabilities and we are able to pay the Company’s debts as they fall due.

Changes in Rights of Shareholders

Under the Company’s memorandum and articles of association, if at any time the shares which we are authorized to issue are divided into different classes of shares, the rights attaching to any class may only be changed by a consent in writing of the holders of a majority of the issued shares of that class or with the sanction of a resolution passed by the holders of at least a majority of the shares of the class present in person or by proxy at a separate general meeting of the holders of the shares of the class. At such a separate general meeting, the quorum shall be at least one person holding or representing by proxy a majority of the issued shares of the class.

Meetings

Under the BVI Act, there is no requirement for an annual meeting of shareholders. Under the Company’s articles of association, we are not required to hold an annual meeting of shareholders. The Company’s shareholders’ meetings may be held at such times and in such place within or outside the BVI as our Board of Directors considers appropriate.

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

The Company’s articles of association provide that a meeting of shareholders is duly constituted if, at the commencement of the meeting, there are shareholders present in person or by proxy representing not less than a majority of the votes of the shares or class or series of shares entitled to vote on resolutions of shareholders to be considered at the meeting. A shareholder may be represented at a meeting of shareholders by a proxy (who need not be a shareholder) who may speak and vote on behalf of the shareholder. A written instrument giving the proxy such authority must be produced at the place appointed for such purpose. A shareholder shall be deemed to be present at the meeting if he participates by telephone or other electronic means and all shareholders participating in the meeting are able to hear each other.

Holders of the Company’s ordinary shares are entitled to one vote for each share held of record on all matters at all meetings of shareholders, except at a meeting where holders of a particular class or series of shares are entitled to vote separately. The Company’s shareholders have no cumulative voting rights. The Company’s shareholders take action by a majority of votes cast, unless otherwise provided by the BVI Act or the Company’s memorandum and articles of association.

Limitations on Ownership of Securities

There are no limitations on the right of non-residents or foreign persons to own the Company’s securities imposed by BVI law or by the Company’s memorandum and articles of association.

Change in Control of Company

Our Board of Directors is authorized to issue the Company’s ordinary shares in different classes and series and, with respect to each class or series, to determine the designations, powers, preferences, privileges and other rights, including dividend rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers and rights associated with the ordinary shares, at such times and on such other terms as they think proper. Such power could be used in a manner that would delay, defer or prevent a change of control of the Company.

Ownership Threshold

There are no provisions governing the ownership threshold above which shareholder ownership must be disclosed imposed by BVI law or by the Company’s memorandum and articles of association.

Changes in Capital

Subject to the provisions of the Company’s amended and restated memorandum and articles of association, the BVI Act and the rules of NASDAQ, the Company’s unissued shares shall be at the disposal of the directors who may, without prejudice to any rights previously conferred on the holders of any existing shares or class or series of shares, offer, allot, grant options over or otherwise dispose of the shares to such persons, at such times and upon such terms and conditions as we may by resolution of directors determine.

Subject to the provisions of the amended and restated memorandum of association relating to changes in the rights of shareholders and the powers of directors in relation to shareholders, we may, by a resolution of members, amend the Company’s memorandum of association to increase or decrease the number of ordinary shares authorized to be issued.

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

Powers of Directors

Unlike most U.S. jurisdictions, the directors of a BVI company, subject in certain cases to court approval but without shareholders’ approval, may implement the sale, transfer, exchange or disposition of any Company asset, property, part of the business, or securities, with the exception that shareholder approval is required for the disposition of over 50% in the value of the Company’s total assets.

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

Written Consent and Cumulative Voting

Similar to the laws of most U.S. jurisdictions, under BVI law, shareholders are permitted to approve matters by way of written resolution in place of a formal meeting. BVI law does not make a specific reference to cumulative voting, and the Company’s current articles of association have no provisions authorizing cumulative voting.

Takeover Provisions

Some provisions of the Company’s memorandum and articles of association may discourage, delay or prevent a change in control of the Company or management that shareholders may consider favorable. For instance, our Board of Directors is authorized to issue ordinary shares in different classes and series and, with respect to each class or series, to determine the designations, powers, preferences, privileges and other rights, including dividend rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers and rights associated with the ordinary shares previously issued, at such times and on such other terms as they think proper.

Shareholder’s Access to Corporate Records

Under the BVI Act, a member of a business company may, on giving written notice to a company, inspect the company’s memorandum and articles, the register of shareholders, the register of directors and the minutes of meetings and resolutions of shareholders and of those classes of shareholders of which he is a member.

In addition, the Company’s articles of association allow any shareholder of record who owns at least 15% of the Company’s outstanding shares, upon at least five days’ written demand, to inspect, during usual business hours, the books of account and all financial records, to make copies of records, and to conduct an audit of such records at their own cost.

Indemnification

BVI law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the BVI courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Under the Company’s articles of association, subject to the BVI Act, we shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer (excluding the auditors), or who is or was serving at our request as a director or officer of another company, partnership, joint venture, trust or other enterprise. Each such indemnified person shall be indemnified out of our assets against any liability, action, proceeding, claim, demand, judgments, fines, costs, damages or expenses, including legal expenses, whatsoever which they or any of them may reasonably incur as a result of any act or failure to act in carrying out their functions other than such liability that they may incur by reason of their own actual fraud or willful default. In addition, to be entitled to indemnification, an indemnified person must not have acted in such a manner as to have incurred the liability by virtue of having committed actual fraud or willful default but no person shall be found to have committed actual fraud or willful default unless or until a court of competent jurisdiction shall have made a finding to that effect.

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

D. Exchange Controls

BVI Exchange Controls

There are no material exchange controls restrictions on payment of dividends, interest or other payments to the holders of Taoping’s ordinary shares or on the conduct of our operations in the BVI, where Taoping was incorporated. There are no material BVI laws that impose any material exchange controls on us or that affect the payment of dividends, interest or other payments to nonresident holders of Taoping’s ordinary shares. BVI law and the Company’s memorandum and articles of association do not impose any material limitations on the right of non-residents or foreign owners to hold or vote the Company’s ordinary shares.

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

We adopted an equity incentive plan, under which we have the discretion to award incentives and rewards to eligible participants. We have advised the recipients of awards under our equity incentive plan to handle relevant foreign exchange matters in accordance with the Stock Incentive Plan Notice. However, we cannot guarantee that all employee awarded equity-based incentives can successfully register with SAFE in full compliance with the Stock Incentive Plan Notice. See “Risk Factors—Risks Relating to Doing Business in China—Any failure to comply with PRC regulations regarding employee share incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.”

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

BVI Taxation

The BVI does not impose a withholding tax on dividends paid to holders of the Company’s ordinary shares, nor does the BVI levy any capital gains or income taxes on us. Further, a holder of the Company’s ordinary shares who is not a resident of the BVI is exempt from the BVI income tax on dividends paid with respect to the ordinary shares. Holders of ordinary shares are not subject to the BVI income tax on gains realized on the sale or disposition of the ordinary shares.

Our ordinary shares are not subject to transfer taxes, stamp duties or similar charges in the BVI. However, as a company incorporated under the BVI Act, we are required to pay the BVI government an annual license fee based on the number of shares we are authorized to issue.

There is no income tax treaty or convention currently in effect between the United States and the BVI.

PRC Taxation

Taoping is a holding company incorporated in the BVI, which indirectly holds equity interests in its PRC operating subsidiaries. The EIT Law and its implementation rules, both of which became effective as of January 1, 2008, as amended on February 24, 2017, provide that a PRC enterprise is subject to a standard income tax rate of 25% and China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its overseas parent, will normally be subject to PRC withholding tax at a rate of 10%, unless there are applicable treaties between the overseas parent’s jurisdiction of incorporation and China to reduce such rate.

The EIT Law also provides that enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. Its implementation rules further define the term “de facto management body” as the management body that exercises substantial and overall management and control over the business, personnel, accounts, and properties of an enterprise. While we do not currently consider Taoping or any of Taoping’s overseas subsidiaries to be a PRC resident enterprise, there is a risk that the PRC tax authorities may deem Taoping or any of its overseas subsidiaries as a PRC resident enterprise since a substantial majority of the members of Taoping’s management team as well as the management team of our overseas subsidiaries are located in China, in which case Taoping or the overseas subsidiaries, as the case may be, would be subject to the PRC enterprise income tax at the rate of 25% on worldwide income. If the PRC tax authorities determine that Taoping is a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. Under the EIT Law and its implementation regulations issued by the State Council, a 10% PRC withholding tax is applicable to dividends paid to investors that are non-resident enterprises, which do not have an establishment or place of business in the PRC or which have such establishment or place of business but the dividends are not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within the PRC. In addition, any gain realized on the transfer of shares by such investors is also subject to PRC tax at a rate of 10%, if such gain is regarded as income derived from sources within the PRC. If we are deemed a PRC resident enterprise, dividends paid on the Company’s ordinary shares, and any gain realized from the transfer of the Company’s ordinary shares, may be treated as income derived from sources within the PRC and may as a result be subject to PRC taxation. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to individual investors who are non-PRC residents and any gain realized on the transfer of ordinary shares by such investors may be subject to PRC tax at a current rate of 20% (which in the case of dividends may be withheld at source). Any PRC tax liability may be reduced under applicable tax treaties or tax arrangements between China and other jurisdictions. If Taoping or any of its subsidiaries established outside of China are considered a PRC resident enterprise, it is unclear whether holders of Taoping ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas.

U.S. Federal Income Taxation

The following is a discussion of certain material U.S. federal income tax consequences of the acquisition, ownership and disposition of Taoping’s ordinary shares. It does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s situation. The discussion applies only to holders that hold their ordinary shares as capital assets (generally property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the Code. This discussion is based on the Code, income tax regulations promulgated thereunder, judicial positions, published positions of the Internal Revenue Service, or the IRS, and other applicable authorities, all as in effect as of the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion is general in nature and is not exhaustive of all possible tax considerations, nor does the discussion address any state, local or foreign tax considerations or any U.S. tax considerations (e.g., estate or gift tax) other than U.S. federal income tax considerations, that may be applicable to particular holders.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant in light of particular circumstances, nor does it address the U.S. federal income tax consequences to persons who are subject to special rules under U.S. federal income tax law, including:

(a)	banks, insurance companies or other financial institutions;
(b)	persons subject to the alternative minimum tax;
(c)	tax-exempt organizations;
(d)	controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid United States federal income tax;
(e)	certain former citizens or long-term residents of the United States;
(f)	dealers in securities or currencies;
(g)	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

●	persons that own, or are deemed to own, more than five percent of the Company shares;
●	holders who acquired the Company shares as compensation or pursuant to the exercise of a share option; or
●	persons who hold the Company shares as a position in a hedging transaction, “straddle,” or other risk reduction transaction.

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

In the case of a partnership or entity classified as a partnership for U.S. federal income tax purposes, the U.S. federal income tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. Partners of partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them of the merger or of the ownership and disposition of Taoping ordinary shares.

Because of the redomestication transaction in 2012 by which Taoping, a British Virgin Islands company, became the parent of the group, under Section 7874 of the Code, Taoping is treated for U.S. federal tax purposes as a U.S. corporation and, among other consequences, is subject to U.S. federal income tax on its worldwide income. This discussion assumes that Section 7874 of the Code continues to apply to treat TAOP as a U.S. corporation for all purposes under the Code. If, for some reason (e.g., future repeal of Section 7874 of the Code), TAOP were no longer treated as a U.S. corporation under the Code, the U.S. federal income tax consequences described herein could be materially and adversely affected.

U.S. Federal Income Tax Consequences for U.S. Holders

Distributions

We do not currently anticipate paying distributions on the Company’s ordinary shares. In the event that distributions are paid, however, the gross amount of such distributions will be included in the gross income of the U.S. holder as dividend income on the date of receipt to the extent that the distribution is paid out of current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such dividends will be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations. Dividends received by non-corporate U.S. holders, including individuals, may be subject to reduced rates of taxation under current law. A U.S. holder may be eligible to claim a foreign tax credit with respect to any PRC withholding tax imposed on dividends paid by us. However, the foreign tax credit rules are complex, and their application in connection with Section 7874 of the Code and the Agreement Between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income, or the U.S.-PRC Tax Treaty, is not entirely clear at this time. U.S. holders should consult their own tax advisors with respect to any benefits they may be entitled to under the foreign tax credit rules and the U.S.-PRC Tax Treaty.

To the extent that dividends paid on the Company’s ordinary shares exceed current and accumulated earnings and profits, the distributions will be treated first as a tax-free return of tax basis on the Company’s ordinary shares, and to the extent that the amount of the distribution exceeds tax basis, the excess will be treated as gain from the disposition of those ordinary shares. Because Section 7874 of the Code has applied to treat TAOP as a U.S. corporation only since our redomestication in 2012, we may not be able to demonstrate to the IRS the extent to which a distribution on the Company’s ordinary shares exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), in which case all of such distribution will be treated as a dividend for U.S. federal income tax purposes.

Sale or Other Disposition

U.S. holders of the Company’s ordinary shares will recognize taxable gain or loss on any sale, exchange, or other taxable disposition of ordinary shares equal to the difference between the amounts realized for the ordinary shares and the U.S. holder’s tax basis in the ordinary shares. This gain or loss generally will be capital gain or loss. Under current law, non-corporate U.S. holders, including individuals, are eligible for reduced tax rates if the ordinary shares have been held for more than one year. The deductibility of capital losses is subject to limitations. A U.S. holder may be eligible to claim a foreign tax credit with respect to any PRC withholding tax imposed on gain from the sale or other disposition of ordinary shares. However, the foreign tax credit rules are complex, and their application in connection with Section 7874 of the Code and the U.S.-PRC Tax Treaty is not entirely clear at this time. U.S. holders should consult their own tax advisors with respect to any benefits they may be entitled to under the foreign tax credit rules and the U.S.-PRC Tax Treaty.

Unearned Income Medicare Contribution

Certain U.S. holders who are individuals, trusts or estates are required to pay an additional 3.8% Medicare tax on, among other things, dividends on and capital gains from the sale or other disposition of shares of stock. U.S. holders should consult their own advisors regarding the effect, if any, of this rule on their ownership and disposition of the Company’s ordinary shares.

U.S. Federal Income Tax Consequences for Non-U.S. Holders

Distributions

The rules applicable to non-U.S. holders for determining the extent to which distributions on the Company’s ordinary shares, if any, constitute dividends for U.S. federal income tax purposes are the same as for U.S. holders. See “–U.S. Federal Income Tax Consequences for U.S. Holders– Distributions.”

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

Sale or Other Disposition

Except as described below for a reduced rate of U.S. withholding tax pursuant to an applicable income tax treaty, any gain realized by a non-U.S. holder upon the sale or other disposition of the Company’s ordinary shares generally will not be subject to U.S. federal income tax unless:

●	the gain is effectively connected with the conduct of a trade or business in the United States by such non- U.S. holder, and, if an income tax treaty applies, is attributable to a permanent establishment maintained by such non- U.S. holder in the U.S.;
●	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition, and certain other conditions are met; or
●	TAOP is or has been a “U.S. real property holding corporation,” or USRPHC, for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period during which the holder has held the Company’s ordinary shares.

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

A corporation will be a USRPHC if the fair market value of its U.S. real property interests equals or exceeds 50 percent of the aggregate of its real property interests (U.S. and non-U.S.) and its assets used or held for use in a trade or business. Because we do not currently own significant U.S. real property, we believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as the Company’s ordinary shares are regularly traded on an established securities market, such ordinary shares will be treated as U.S. real property interests only if a non-U.S. holder actually or constructively holds more than 5% of such regularly traded ordinary shares at any time during the applicable period that is specified in the Code.

Foreign Account Tax Compliance

The Foreign Account Tax Compliance provisions of the Hiring Incentives to Restore Employment Act (generally referred to as “FATCA”), when applicable, will impose a U.S. federal withholding tax of 30% on payments of dividends on, and gross proceeds from dispositions of, the Company’s ordinary shares that are held through “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of certain interests in or accounts with those entities) have been satisfied or an exemption applies. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. U.S. Holders should consult their tax advisers regarding the effect, if any, of the FATCA provisions on their particular circumstances.

Information Reporting and Backup Withholding

Payments of dividends or of proceeds on the disposition of stock made to a holder of the Company’s ordinary shares may be subject to information reporting and backup withholding at a current rate of 24% unless such holder provides a correct taxpayer identification number on IRS Form W-9 (or other appropriate withholding form) or establishes an exemption from backup withholding, for example by properly certifying the holder’s non-U.S. status on a Form W-8BEN, Form W-8BEN-E or another appropriate version of IRS Form W-8. Payments of dividends to holders must generally be reported annually to the IRS, along with the name and address of the holder and the amount of tax withheld, if any. A similar report is sent to the holder. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in the holder’s country of residence.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

We deposit surplus funds with Chinese banks earning daily interest. We do not invest in any instruments for trading purposes. Most of our outstanding debt instruments carry fixed rates of interest. Our operations generally are not directly sensitive to fluctuations in interest rates. There was no long-term debt outstanding as of December 31, 2021 and 2020. A hypothetical 1.0% increase in the annual interest rates for all of our credit facilities under which we had outstanding borrowings at December 31, 2021 would increase net loss before income taxes by approximately $77,900 or less than 1% for the year ended December 31, 2021. Management monitors the banks’ prime rates in conjunction with our cash requirements to determine the appropriate level of debt balances relative to other sources of funds. We have not entered into any hedging transactions in an effort to reduce our exposure to interest rate risk.

Foreign Exchange Risk

While our reporting currency is the U.S. dollar, substantially all of our consolidated revenues and consolidated costs and expenses are denominated in RMB. Substantially all of our assets are denominated in RMB except for a small portion of cash and cryptocurrencies. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between the U.S. dollar and the RMB. If the RMB depreciates against the U.S. dollar, the value of our RMB revenues, earnings and assets as expressed in our U.S. dollar financial statements will decline. Assets and liabilities are translated at exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and equity is translated at historical exchange rates. Any resulting translation adjustments are not included in determining net income but are included in determining other comprehensive income, a component of equity. An average appreciation (depreciation) of the RMB against the U.S. dollar of 5% would increase (decrease) our comprehensive income by $1.2 million based on our outstanding revenues, costs and expenses, assets and liabilities denominated in RMB as of December 31, 2021. As of December 31, 2021, our accumulated other comprehensive income was approximately $23.8 million. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

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

As required by Rule 13a-15(e), our management has carried out an evaluation, with the participation and under the supervision of our Chief Executive Officer, Mr. Jianghuai Lin and our Chief Financial Officer, Ms. Liqiong (Iris) Yan, of the effectiveness of the design and operation of our disclosure controls and procedures, as of December 31, 2021. Based upon, and as of the date of this evaluation, Mr. Lin and Ms. Yan, determined that, as of December 31, 2021, our disclosure controls and procedures were not effective due to the material weaknesses in our internal control over financial reporting, which are described below.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting refers to the process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP, and includes those policies and procedures that:

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2021. In making this assessment, management used the framework set forth in the report entitled Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company’s internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Based on our assessment, as a result of the material weaknesses described below, we determined that, as of December 31, 2021, our internal control over financial reporting was not effective based on those criteria.

A material weakness is a deficiency or a combination of deficiencies in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual financial statements will not be prevented or detected in a timely basis.

As a result of our assessment, management identified the following control deficiencies that represent material weaknesses as of December 31, 2021: (1) We lack of formal process in respect of management going concern assessment; (2) We do not have sufficient formal procedures to be applied for the impairment assessment of the property, plant and equipment and long-lived assets and to consider appropriately all the internal and external impairment indicators as well; and (3) We lack of formal procedures for the board to identify related parties and related party transactions.

Management believes that the material weaknesses identified above were the direct result of the departure of our Controller and Chief Financial Officer during the second half of 2015. We plan to take steps to remediate these material weaknesses as soon as practicable by implementing a plan to improve our internal control over financial reporting including, but not limited to, hiring additional internal staff and/or outside consultants experienced in US GAAP financial reporting as well as in SEC reporting requirements. In 2021 we have promoted Ms. Liqiong (Iris) Yan to be our Chief Financial Officer to oversee our internal control over financial reporting, and recruited seasoned accounting staff to improve our technical capability for financial reporting process. Our management team will continue to monitor and evaluate the effectiveness of our internal controls and procedures and our internal controls over financial reporting on an ongoing basis and is committed to taking further action and implementing additional enhancements or improvements. We have retained outside consultants, who are experienced in U.S. GAAP financial reporting and SEC reporting requirements to assist the Company improving internal control over financial reporting.

Our management does not believe that these material weaknesses had a material effect on our financial condition or results of operations or caused our financial statements as of and for the year ended December 31, 2021 to contain a material misstatement.

Attestation Report of the Registered Public Accounting Firm

Because the Company is a non-accelerated filer, this annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.

Changes in Internal Control Over Financial Reporting

Except as described above, there have been improvements in our internal control over financial reporting during the fiscal year ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s board of directors has determined that Mr. Remington C.H. Hu is an “audit committee financial expert” and that he is an “independent director” as defined by the rules and regulations of NASDAQ.

ITEM 16B. CODE OF ETHICS

Our code of conduct and business ethics conforms to the rules and regulations of NASDAQ. The code of conduct and business ethics applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer, and addresses, among other things, honesty and ethical conduct, conflicts of interest, compliance with laws, regulations and policies, including disclosure requirements under the federal securities laws, confidentiality, trading on inside information, and reporting of violations of the code. A copy of conduct and business ethics has been filed as Exhibit 11.1 to the annual report on Form 20-F dated March 30, 2018. Our code of ethics is also posted on the corporate governance page of our website at www.taop.com. During the fiscal year ended December 31, 2021, there were no waivers of our code of ethics.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with services rendered by our principal external auditors for the periods indicated.

	Fiscal Year Ended December 31,
	2021	2020
Audit Fees	$242,009	$520,418
Tax Fees	25,000	25,000
TOTAL	$267,009	$545,418

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

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On December 3, 2021, the Company received notice from its independent registered public accounting firm, UHY LLP (“UHY”), that UHY has resigned as the Company’s auditor, effective immediately. As a result, the client-auditor relationship between the Company and UHY ceased. The resignation of UHY was not recommended by the Company’s audit committee nor was the audit committee’s approval required. On December 3, 2021, upon the audit committee’s approval, the Company engaged PKF Littlejohn LLP as its new independent registered public accounting firm to audit the Company’s financial statements for the fiscal year ending December 31, 2021. The disclosures required pursuant to this Item 16F was included in the Company’s Report on Form 6-K furnished with the SEC on December 3, 2021, including Exhibit 15.1, which are hereby incorporated by reference into this Form 20-F.

ITEM 16G. CORPORATE GOVERNANCE

Taoping was incorporated in the BVI and its corporate governance practices are governed by applicable BVI law, Taoping’s memorandum and articles of association. In addition, because the Company’s ordinary shares are listed on NASDAQ, we are subject to NASDAQ’s corporate governance requirements.

NASDAQ Listing Rule 5615(a)(3) permits a foreign private issuer like Taoping to follow home country practices in lieu of certain requirements of Listing Rule 5600, provided that such foreign private issuer discloses in its annual report filed with the SEC each requirement of Rule 5600 that it does not follow and describes the home country practice followed in lieu of such requirement.

We currently follow our home country practice that (i) does not require us to seek shareholders’ approval of any issuance of securities in connection with a transaction other than a public offering where such transaction involves the issuance of securities representing more than 20% of or more of the voting power outstanding before the issuance at a price lower than the “Minimum Price”, in lieu of the corporate governance requirements of Nasdaq Listing Rule 5635(d) with respect to shareholder approval; (ii) does not require us to seek shareholders’ approval for the establishment of or any material amendments to the Company’s equity compensation plans in lieu of the corporate governance requirements of Nasdaq Listing Rule 5635(c) with respect to shareholder approval; and (iii) does not require us to seek shareholders’ approval for the issuance of securities to external consultants, in lieu of the corporate governance requirements of Nasdaq Listing Rule 5635(c) with respect to shareholder approval. Our BVI counsel, Maples and Calder, has provided relevant letters to NASDAQ certifying that under BVI law, we are not required to seek shareholders’ approval in the above circumstances.

In addition, Maples and Calder has provided a letter to NASDAQ certifying that under BVI law, Taoping is not required to hold annual shareholders’ meetings. In the fiscal year 2021, we followed the home country practice and did not hold an annual meeting of shareholders.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16L. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide our financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The full text of our audited consolidated financial statements begins on page F-1 of this annual report.

ITEM 19. EXHIBITS

Exhibit No.	Description

1.1	Amended and Restated Memorandum and Articles of Association of the registrant (incorporated by reference to Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K furnished by the registrant on December 30, 2020)
2.1	Description of Rights of Ordinary Shares Registered Pursuant to Section 12 of the Exchange Act as of December 31, 2020
2.2	Form of Warrant (incorporated by reference to Exhibit 4.2 to the Report of Foreign Private Issuer on Form 6-K furnished by the registrant on March 30, 2020)
2.3	Form of Warrant (incorporated by reference to Exhibit 4.2 to the Report of Foreign Private Issuer on Form 6-K furnished by the registrant on September 11, 2020)
2.4	Form of Warrant (incorporated by reference to Exhibit 4.1 to the Report of Foreign Private Issuer on Form 6-K furnished by the registrant on July 14, 2021)
4.1	Form of Independent Director Agreement (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form F-4 filed by the registrant on June 21, 2012)
4.2	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form F-4 filed by the registrant on June 21, 2012)
4.3	Form of Share Option Agreement (incorporated by reference to Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K furnished by the registrant on June 1, 2016)
4.4	English translation of Consultant Service Agreement for Enterprise Strategic Transformation, dated February 19, 2021, by and between the Company and Great Bay Capital Investment Limited (incorporated by reference to Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K furnished by the registrant on February 19, 2021)
4.5	English translation of Share Acquisition Agreement, dated March 17, 2021, by and among the Company, Biznest Internet Technology Co., Ltd., Taoping New Media Co., Ltd. and shareholders of Taoping New Media Co., Ltd. (incorporated by reference to Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K furnished by the registrant on March 19, 2021)
4.6	Taoping Inc. 2016 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 4.1 to the Report of Foreign Private Issuer on Form 6-K furnished by the registrant on May 10, 2021)
4.7	Form of Securities Purchase Agreement, dated July 12, 2021 (incorporated by reference to Exhibit 10.1 to the Report of Foreign Private Issuer on Form 6-K furnished by the registrant on July 14, 2021)
4.8	English Translation of Equity Transfer Agreement, dated September 18, 2021 (incorporated by reference to Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K furnished by the registrant on September 20, 2021)
8.1	List of the registrant’s subsidiaries
11.1	Code of Conduct and Business Ethics, adopted on June 20, 2012 (incorporated by reference to Exhibit 11.1 to the Annual Report on Form 20-F filed on March 30, 2018)
12.1	Certifications of Chief Executive Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)
12.2	Certifications of Chief Financial Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)
13.1	Certifications of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certifications of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent from UHY LLP, Independent Registered Public Accounting Firm
15.2	Consent from PKF Littlejohn LLP, Independent Registered Public Accounting Firm
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: May 2, 2022	TAOPING INC.

/s/ Jianghuai Lin
Jianghuai Lin
Chief Executive Officer

TAOPING INC.

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF Taoping INC

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Taoping Inc. (the “Company”) as of December 31, 2021, and the related consolidated statements of operations and comprehensive income/(loss), shareholders’ equity and cash flows for the year ended December 31, 2021 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which they relate.

Going concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company’s significant losses from operations, significant working capital deficit and the uncertainty about the availability of finance in subsequent period, raise substantial doubt about its ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1.

The principal consideration for our determination that the evaluation of management’s going concern assessment was a critical audit matter are the significant judgment and subjectivity inherent in the Company’s assumptions made in the going concern assessment and the uncertainty of the Company’s ability to secure funding before December 31, 2022.

Our audit procedures related to the evaluation of management’s going concern assessment included the following, among others:

a.	assessing the overall reasonableness of the Company’s going concern assessment, including significant assumptions utilized by the Company.
b.	assessing the projected revenue and operating costs, liquidity of existing assets, the terms of the bank loans and related party loans and the finance facilities available.
c.	considering the impact on the Company’s working capital of the planned acquisitions in 2022.
d.	evaluating the adequacy of the Company’s financial statement disclosures.

Revenue recognition

The Company has the following revenue streams:

a.	revenue from sale of products
b.	revenue from software development
c.	revenue from advertising service
d.	revenue from the mining and subsequent sale of cryptocurrencies

As disclosed in Note 2 to the consolidated financial statements, the Company recognizes revenue from product, software and advertising upon transfer of control of promised products or services. Significant judgment is exercised by the Company in determining criteria in recognizing revenue. The principal considerations for our determination that performing procedures relating to the collectability in recognizing revenue is a critical audit matter are:

a.	revenue is material to the consolidated financial statements; and
b.	significant judgement by management in assessing the criteria to recognize revenue was extensive and required a high degree to auditor judgment.

Our audit procedures in respect related to revenues recognition included:

a.	obtaining understanding of the internal control environment for revenue;
b.	understanding the management’s assessment process for revenue recognition criteria;
c.	evaluating management’s methodology used to estimate the collectability in recognizing revenue;
d.	evaluating the historical track record of recoverability from customers; and
e.	obtaining management’s consideration on the macroeconomic conditions that may have negative impact on revenue.

Business Combination – Acquisition of Taoping New Media Co., Ltd and its subsidiaries

As described in Note 13 to the consolidated financial statements, the Company acquired 100% shares of Taoping New Media Co., Ltd and its subsidiaries on June 9, 2021 for purchase consideration of 1,213,630 shares of the Company equivalent to the value of approximately $5.4m. The purchase price allocations resulted in the Company recording various assets and liabilities at the estimated fair values at the acquisition date.

The Company accounted for the acquisition under the acquisition method of accounting for business combinations. Assets required and liabilities assumed have been recorded at their estimated fair values as of the acquisition date. The fair value of the assets was determined based on valuations using AAP Model, a variant of the Black-Scholes option pricing model that values an Asian option with payoffs determined by the average underlying price over the pre-set period of time, and going concern premise of value, which requires significant estimates and assumptions. Management, with the assistance of an independent valuation expert, concluded that there are no material intangible assets.

Given the fair value determination of the assets and liabilities requires management to make significant estimates and assumptions related to the selection of discount rate, performing procedures to evaluate the reasonableness of the estimates and assumptions required a high degree of auditor judgement and an increased extent of effort.

Our audit procedures related to the business combination included:

a.	reviewing the sales and purchase agreement and evaluating the transactions to determine whether the acquisition met the requirements of a business combination and our analysis of the initial allocation of the purchase price accounting as well as the termination of the balance sheet classification of each component of the transaction;
b.	obtaining third party valuation reports to gain an understanding of the credibility of the valuation expert, the process and key assumptions for estimating the fair value of assets and liabilities, including the methodologies and assumptions used in developing the discount rate used; and
c.	agreeing the underlying data used as part of the valuations to source documents, including the purchase and sale agreement.

Furthermore, we assessed the appropriateness of the disclosure in the consolidated financial statements.

Valuation of property, plant and equipment – mining machines

The Company holds significant monetary value of mining machines at approximately $8.1m in its cryptocurrency mining operation as disclosed in Note 8 to the consolidated financial statements.

The principal considerations for our determination that performing procedures relating to the valuation of the mining machines is a critical audit matter are:

a.	the value of the mining machines is material to the consolidated financial statements at December 31,2021; and
b.	Significant judgement by management in assessing the value in use of the mining machines.

Our audit procedures related to the valuation of the mining machines included:

a)	understanding the management’s impairment assessment procedures and criteria;
b)	physical verification of the mining machines to confirm existence;
c)	reviewing the management’s estimates on useful economic life of the mining machines;
d)	comparison of the determined useful economic life to industry standards; and
e)	reviewing the revenue generated by the mining machines for value of use.

/s/ PKF Littlejohn LLP
PKF Littlejohn LLP
London, UK
May 2, 2022

PCAOB ID: 2814

We have served as the Company’s auditor since December 3, 2021.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Shareholders of Taoping Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Taoping Inc. and its subsidiaries (the “Company”) as of December 31, 2020, and the related consolidated statements of operations and comprehensive income (loss), changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2020, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which they relate.

Assessment of Accounts Receivable Allowance for Credit Losses

Critical Audit Matter Description

As disclosed in Note 2 to the consolidated financial statements, the Company recognizes accounts receivable at carrying amount less an allowance of credit losses. Significant judgment and estimation are exercised by the Company in determining the collectability of the accounts receivable, especially under the global pandemic environment during 2020.

The principal considerations for our determination that performing procedures relating to the accounts receivables allowance for credit losses is a critical audit matter are (i) accounts receivable is significant to the Company’s consolidated financial statements, which amounted to approximately $10.3 million and represented 33.6% of the Company’s total assets; (ii) the evaluation of Management’s judgments and estimates in developing the accounts receivable allowance for credit losses at December 31, 2020 requires a high degree of auditor’s judgement.

How the Critical Audit Matter Was Addressed in the Audit

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included obtaining understanding of the controls over the Company’s determination of the accounts receivable allowance for credit losses. These procedures also included, among others, testing Management’s process for estimating the accounts receivable allowance for credit losses by, evaluating the appropriateness of the methodology used to estimate the allowance, evaluating the reasonableness of the probability of default and loss assumptions, testing the data used in the models, and evaluating the reasonableness of management’s judgment regarding qualitative factors related to economic uncertainty, observable changes in customers’ financial performance, and other relevant factors.

Evaluation of Revenue Recognition

Critical Audit Matter Description

As disclosed in Note 2 to the consolidated financial statements, the Company recognizes revenue upon transfer of control of promised products or services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those products or services. Significant judgment is exercised by the Company in determining collectability in recognizing revenue, especially under the global pandemic environment during 2020.

The principal considerations for our determination that performing procedures relating to the collectability in recognizing revenue is a critical audit matter are (i) revenue is material to the consolidated financial statements, which amounted to approximately $11 million for the year ended December 31, 2020; (ii) significant judgement by Management in assessing the collectability to recognize revenue was extensive and required a high degree of auditor judgment.

How the Critical Audit Matter Was Addressed in the Audit

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included obtaining an understanding of the controls over the Company’s revenue recognition including the estimation of customer collections. These procedures also included, among others, testing management’s process for estimating the collectability in recognizing revenue by, evaluating the appropriateness of the methodology used to estimate the collection, testing the customers’ historical payment behavior, evaluating reasonableness of the Management’s assessment on new customers’ creditworthiness, macroeconomic conditions that may affect customers’ ability to pay, testing the data used in the models, and evaluating the reasonableness of the estimated collection periods and financing component if any, associated with the expected longer collection period.

/s/ UHY LLP

We have served as the Company’s auditor since 2016.

New York, New York

April 30, 2021

TAOPING INC.

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2021 AND 2020

	NOTES	December 31, 2021	December 31, 2020
ASSETS

CURRENT ASSETS
Cash and cash equivalents		$4,531,266	$882,770
Restricted cash	2(e)	-	214,144
Accounts receivable, net	2(f)	6,758,162	4,264,257
Accounts receivable-related parties, net	2(f)	351,472	2,919,215
Advances to suppliers	2(g)	6,541,323	3,202,313
Prepaid expenses		296,494	-
Inventories, net	7	542,384	254,678
Loan receivable - related party	6(d)	-	519,331
Cryptocurrencies, net	10	829,165	-
Other current assets	13(a)	1,218,148	173,026
TOTAL CURRENT ASSETS		21,068,414	12,429,734

Non-current accounts receivable, net	2(f)	-	1,839,230
Non-current accounts receivable-related parties, net	2(f)	-	1,323,196
Property, equipment and software, net	8	21,562,084	10,851,899
Right-of-use assets	2(s)	896,505	-
Long-term investments	15	679,807	30,592
Other assets, non-current net	13(b)	2,948,681	4,302,000
TOTAL ASSETS		$47,155,491	$30,776,651

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Short-term bank loans	11	$7,792,125	$6,210,176
Accounts payable		9,872,924	14,857,436
Accounts payable-related parties	6(c)	-	69,585
Advances from customers		458,158	315,924
Advances from customers-related parties	6(a)	121,059	161,063
Amounts due to related parties	6(e)	3,145,260	137,664
Accrued payroll and benefits		252,827	231,598
Other payables and accrued expenses	17	4,893,499	6,636,097
Other taxes payable		379,925	-
Convertible note payable, net of debt discounts	16	-	1,180,908
Lease liability-current	14	427,372	-
TOTAL CURRENT LIABILITIES		27,343,149	29,800,451

Lease liability	14	561,843	-
TOTAL LIABILITIES		27,904,992	29,800,451

EQUITY
Ordinary shares, 2021 and 2020: par $0; authorized capital 100,000,000 shares; shares issued and outstanding, 2021: 15,513,605 shares; 2020: 8,486,956 shares*;	19	161,098,010	131,247,787
Additional paid-in capital	19	22,447,083	15,643,404
Reserve	18	14,044,269	14,044,269
Accumulated deficit		(202,137,403)	(192,212,544)
Accumulated other comprehensive income		23,800,299	23,612,413
Total equity (deficit) of the Company		19,252,258	(7,664,671)
Non-controlling interest		(1,759)	8,640,871
TOTAL EQUITY		19,250,499	976,200

TOTAL LIABILITIES AND EQUITY		$47,155,491	$30,776,651

*	On July 30, 2020, the Company implemented a one-for-six reverse stock split of the Company’s issued and outstanding ordinary shares. Except shares authorized, all references to number of shares, and to per share information in the consolidated financial statements have been retroactively adjusted.

The accompanying notes are an integral part of these consolidated financial statements

TAOPING INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

	NOTES	2021	2020	2019
Revenue – Products		$10,651,928	$6,591,132	$3,116,145
Revenue – Products-related parties	6(a)	72,779	375,736	7,352,236
Revenue – Advertising		2,577,712	-	-
Revenue – Software		5,174,422	3,080,152	2,246,497
Revenue – Cryptocurrency mining		5,455,345	-	-
Revenue – Others		837,660	869,635	969,751
Revenue – Others-related parties	6(b)	76,078	146,120	106,674
TOTAL REVENUE		24,845,924	11,062,775	13,791,303

Cost – Products		9,890,346	6,211,647	6,448,965
Cost – Advertising	2(u)	2,193,945	-	-
Cost – Software		582,490	572,054	525,473
Cost – System integration		40,875	-	57,911
Cost – Cryptocurrency mining	2(u)	2,767,186	-	-
Cost – Others		28,469	335,424	156,743
TOTAL COST		15,503,311	7,119,125	7,189,092

GROSS PROFIT		9,342,613	3,943,650	6,602,211

Administrative expenses		12,882,936	16,707,106	6,657,972
Research and development expenses		4,479,045	3,889,126	3,592,843
Selling expenses		694,474	714,147	523,557
LOSS FROM OPERATIONS		(8,713,842)	(17,366,729)	(4,172,161)

Subsidy income		181,620	556,186	431,555
Loss from equity method investment		(814,440)	-	-
Other income (loss), net		350,836	(578,766)	238,200
Interest income		4,640	4,798	133,517
Interest expense and debt discounts expense, net of interest income		(928,352)	(1,018,013)	(499,852)

Loss before income taxes		(9,919,538)	(18,402,524)	(3,868,741)

Income tax (expense) benefit	12	(5,321)	71,316	274,480
NET LOSS		(9,924,859)	(18,331,208)	(3,594,261)
Less: net loss attributable to the non-controlling interest	4	-	636,433	11,929
NET LOSS ATTRIBUTABLE TO THE COMPANY		$(9,924,859)	$(17,694,775)	$(3,582,332)

Loss per share - Basic and Diluted*
Basic	5	$(0.77)	$(2.49)	$(0.54)
Diluted	5	$(0.77)	$(2.49)	$(0.54)
LOSS PER SHARE ATTRIBUTABLE TO THE COMPANY
Basic	5	$(0.77)	$(2.40)	$(0.54)
Diluted	5	$(0.77)	$(2.40)	$(0.54)

*	On July 30, 2020, the Company implemented a one-for-six reverse stock split of the Company’s issued and outstanding ordinary shares. Except shares authorized, all references to number of shares, and to per share information in the consolidated financial statements have been retroactively adjusted.

The accompanying notes are an integral part of these consolidated financial statements

TAOPING INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

	2021	2020	2019
Net loss	$(9,924,859)	$(18,331,208)	$(3,594,261)
Other comprehensive (loss) income:	-	-	-
Foreign currency translation (loss) gain	150,109	526,321	(189,873)
Comprehensive loss	(9,774,750)	(17,804,887)	(3,784,134)
Comprehensive loss attributable to the non- controlling interest	37,776	699,680	6,485
Comprehensive loss attributable to the Company	$(9,736,974)	$(17,105,207)	$(3,777,649)

The accompanying notes are an integral part of these consolidated financial statements

TAOPING INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

						Accumulated
			Additional			other	Non
	Ordinary shares*		Paid-in		Accumulated	comprehensive	controlling
	Shares	Amount	Capital	Reserve	deficit	income	interest	Total
BALANCE AS AT JANUARY 1, 2019	6,960,027	$126,146,996	$15,782,904	$14,044,269	$(170,935,437)	$23,218,159	$9,347,036	$17,603,927
Shares issued for service	40,000	110,160	-	-	-	-	-	110,160
Non-employee Stock options and warrants issued for service	-	-	59,462	-	-	-	-	59,462
Beneficial conversion feature on convertible note (Note 13)	-	-	113,526	-	-	-	-	113,526
Issuance of detachable warrant along with convertible note (Note 13)	-	-	11,126	-	-	-	-	11,126
Net loss for the year	-	-	-	-	(3,582,332)	-	(11,929)	(3,594,261)
Foreign currency translation (loss) gain	-	-	-	-	-	(195,314)	5,444	(189,870)
Employee Stock Incentive- stock option (Note 16)	-	-	494,315	-	-	-	-	494,315
BALANCE AS AT DECEMBER 31, 2019	7,000,027	$126,257,156	$16,461,333	$14,044,269	$(174,517,769)	$23,022,845	$9,340,551	$14,608,385
Stock-based payment for consulting fee (Note 16)	104,887	327,674	84,586	-	-	-	-	412,260
Exercise of non-employee warrants	18,144	74,539	(74,539)	-	-	-	-	-
Exercise of Employee Stock Options (Note 16)	72,414	1,305,577	(1,305,577)	-	-	-	-	-
Conversion of convertible notes (Note 16)	767,527	2,065,693	(217,360)	-	-	-	-	1,848,333
Insurance of ordinary shares for financing (Note 16)	507,936	1,151,738	-	-	-	-	-	1,151,738
Detachable warrant and beneficial conversion feature in connection with Convertible note (Note 13)	-	-	462,280	-		-	-	462,280
Net loss for the year	-	-	-	-	(17,694,775)		(636,433)	(18,331,208)
Round-up of fractional shares in connection with 6-for-1 reverse stock split	2,911	-	-	-	-	-	-	-
Foreign currency translation gain	-	-	-	-	-	589,568	(63,247)	526,321
Employee Stock Incentive	13,110	65,410	232,681	-	-	-	-	298,091
BALANCE AS AT DECEMBER 31, 2020	8,486,956	$131,247,787	$15,643,404	$14,044,269	$(192,212,544)	$23,612,413	$8,640,871	$976,200
Stock-based payment for consulting fee (Note 19)	62,000	187,390	72,706	-	-	-	-	260,096
Stock-based Compensation (Note 19)	-	-	158,070	-	-	-	-	158,070
Conversion of convertible notes (Note 16)	598,034	1,739,768	(205,810)	-	-	-	-	1,533,958
Insurance of ordinary shares for financing (Note 19)	4,340,740	17,894,609	-	-	-	-	-	17,894,609
Employee stock incentive (Note 19)	200,000	2,792,000	-	-	-	-	-	2,792,000
Net loss for the year	-	-	-	-	(9,924,859)	-		(9,924,859)
Foreign currency translation gain	-	-	-	-	-	187,886	(37,777)	150,109
Dissolve of variable interest entity and ordinary shares issued for acquisition of a wholly owned subsidiary	612,245	1,800,000	6,778,713	-	-	-	(8,603,094)	(24,381)
Ordinary shares issued for business acquisition	1,213,630	5,436,456	-	-	-	-	-	5,436,456
Minority shareholders’ contribution	-	-	-	-	-	-	(1,759)	(1,759)

BALANCE AS AT DECEMBER 31, 2021	15,513,605	161,098,010	22,447,083	14,044,269	(202,137,403)	23,800,299	(1,759)	19,250,499

*	On July 30, 2020, the Company implemented a one-for-six reverse stock split of the Company’s issued and outstanding ordinary shares. Except shares authorized, all references to number of shares, and to per share information in the consolidated financial statements have been retroactively adjusted.

The accompanying notes are an integral part of these consolidated financial statements

TAOPING INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

	2021	2020	2019
OPERATING ACTIVITIES
Net loss	$(9,924,859)	$(18,331,208)	$(3,594,261)
Adjustments to reconcile net (loss) to net cash (used in) provided by operating activities:
Provision for losses on accounts receivable and other current assets	5,541,717	13,521,182	3,628,544
Provision for obsolete inventories	(82,255)	5,629	115,191
Depreciation	3,704,818	3,206,568	2,842,787
Amortization of intangible assets and other asset	-	273,076	58,164
Amortization of convertible note discount	-	558,690	46,165
Loss (gain) on sale of property and equipment	(655,907)	435,767	-
Loss from disposal of inventories	-	128,983	62,732
Stock-based payments for consulting services	187,390	445,749	86,326
Stock-based compensation to employees	2,950,070	298,091	494,316
Impairment on cryptocurrencies	493,617	-	-
(Gain) on sales of cryptocurrencies	(410,979)	-	-
Loss on equity method investment	814,440	-	-
Changes in operating assets and liabilities:
Increase in accounts receivable	(907,826)	(3,033,406)	923,873
Decrease (increase) in accounts receivable from related parties	515,334	(292,230)	(5,262,357)
Decrease in accounts payable from related party	(70,525)	-	-
Decrease in inventories	165,566	59,002	207,233
Cryptocurrencies – mining	(5,455,345)	-	-
Decrease (increase) in other non-current assets	1,885,104	-	(4,343,311)
Decrease in other receivables and prepaid expenses	-	2,054,954	4,385,133
Increase in advances to suppliers	(6,719,399)	(2,643,860)	(598,082)
Increase in amounts due to/from related parties	(827,901)	-	(870,859)
(Decrease) increase in other payables and accrued expenses	(2,263,237)	691,846	663,584
Increase (decrease) in advances from customers	48,301	(126,515)	122,720
(Decrease) increase in advances from customers from related parties	(22,705)	10,247	91,233
Increase in payroll payable	231,673	-	-
Increase in lease liability	91,586	-	-
(Decrease) increase in accounts payable	(5,812,529)	1,025,912	(503,267)
Increase (decrease) in income tax payable	374,353	(71,316)	(237,968)

Net cash (used in) provided by operating activities	(16,149,498)	(1,782,839)	(1,682,104)

INVESTING ACTIVITIES
Proceeds from sales of cryptocurrencies	4,543,543	-	-
Proceeds from sales of property and equipment	-	25,697	133
Purchases of property, equipment and software	(11,293,962)	(1,668,363)	(1,619,325)
Acquisition of cash in connection with a business acquisition	7,545	-	-
Consideration paid for acquisition	(7,257,394)	-	-
Disbursement of loan receivable - related party	-	(90,977)	(400,608)
Proceeds from loan receivable	-	-	2,171,655
Net cash (used in) provided by investing activities	(14,000,268)	(1,733,643)	151,855

FINANCING ACTIVITIES

Proceeds from borrowings under short-term loans	11,937,002	6,285,837	7,817,959
Borrowings from related parties	3,100,520	-	-
Repayment of short-term loans	(10,332,736)	(7,052,014)	(7,231,612)
Proceeds from issuance of convertible note, net of debt issuance costs	-	2,687,387	1,000,000
Proceeds from issuance of ordinary shares in connection with Private placement net of offering costs	28,323,371	1,151,738	-
Net cash provided by financing activities	33,028,157	3,072,948	1,586,347

Effect of exchange rate changes on cash and cash equivalents	555,961	20,782	(189,692)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	3,434,352	(422,752)	(133,594)

CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, BEGINNING	1,096,914	1,519,666	1,653,260
CASH AND CASH EQUIVALENTS, AND RESTRICTED CASH, ENDING	$4,531,266	$1,096,914	$1,519,666

Supplemental disclosure of cash flow information:
Cash paid during the year
Interest	$454,261	$357,092	$445,582

	December 31, 2021	December 31, 2020
Reconciliation to amounts on consolidated balance sheets
Cash and cash equivalents	$4,531,266	$882,770
Restricted cash	-	214,144
Total cash, cash equivalents, and restricted cash	$4,531,266	$1,096,914

Supplemental disclosure of significant non-cash transactions*:

*	On July 30, 2020, the Company implemented a one-for-six reverse stock split of the Company’s issued and outstanding ordinary shares. Except shares authorized, all references to number of shares, and to per share information in the consolidated financial statements have been retroactively adjusted.

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

In January 2021, the Company issued 7,000 non-restricted shares with a fair value of $21,840 to a consultant as a compensation for his service.

In March 2021, the Company issued 200,000 restricted ordinary shares under its 2016 Equity Incentive Plan to certain employees with the fair value of approximately $2,792,000 as rewards for their past services.

In April 2021, the Company issued warrants to an investor relationship consultant to purchase 15,000 ordinary shares of the Company as a compensation for its service. The fair value of the warrants was approximately $73,000.

In April 2021, the Company obtained right-of-use assets of approximately $1 million in exchange for lease liabilities.

In June 2021, the Company issued 1,213,630 restricted ordinary shares for the acquisition of Taoping New Media Co., Ltd. The fair value of the restricted ordinary shares was approximately $5,436,000.

In September 2021, the Company issued 612,245 ordinary shares for the acquisition of iASPEC Technology Group Co., Ltd. The fair value of the ordinary shares was approximately $1.8 million.

In November 2021, the Company issued 45,000 restricted ordinary shares with a fair value of $136,350 to a financial intermediary service organization as a compensation for the intermediary service.

In December 2021, the Company issued 10,000 ordinary shares with a fair value of $29,200 to a consultant as a compensation for his service.

In 2021, purchase of software and equipment in an amount of approximately $6.3 million was made by an increase in accounts payable, respectively, and $1.4 million was made by a decrease of advances to suppliers.

In 2021, the Company held cryptocurrencies in an amount of approximately of $830,000 which were noncash transactions received from cryptocurrency mining operations.

The accompanying notes are an integral part of these consolidated financial statements

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION, PRINCIPAL ACTIVITIES AND MANAGEMENT’S PLANS

Taoping Inc. (f/k/a China Information Technology, Inc.), together with its subsidiaries (the “Company” or “TAOP”), is a leading cloud-based ads display terminal and service provider of digital advertising distribution network and new media resource sharing platform in the Out-of-Home advertising market in China. The Company provides the integrated end-to-end digital advertising solutions enabling customers to distribute and manage ads on the ads display terminals.

In May 2018, we changed our corporate name from “China Information Technology Inc.” to “Taoping Inc.”, to reflect our current business operations in the new media and IoT industries. In 2021, Information Security Tech. International Co. Ltd. (“IST HK”), one of the Company’s Hong Kong subsidiaries, changed its corporate name to Taoping Group (China) Ltd. to reflect the Company’s current corporate structure to be in line with the new business strategies. As listed in the table below, these services are provided through the Company’s wholly-owned People’s Republic of China (PRC) subsidiaries, and Company’s Variable interest entity (“VIE”) and VIE subsidiaries.

On June 9, 2021, the Company consummated an acquisition of 100% of the equity interest of Taoping New Media Co., Ltd (“TNM”), a leading media operator in China’s out-of-home digital advertising industry. Mr. Jianghuai Lin, the Chairman and CEO of TAOP, who owns approximately 26.9% of total shares outstanding of the Company, owned approximately 51% of TNM. TNM focuses on digital life scenes and mainly engaged in selling out-of-home advertising time slots on its networked smart digital advertising display terminals with artificial intelligence and big data technologies. The acquisition of TNM is expected to enhance TAOP’s presence in the new media and advertising sectors.

In 2021, the Company also launched blockchain related new business in cryptocurrency mining operations and newly established subsidiaries in Hong Kong to supplement its diminished Traditional Information Technology (TIT) business segment as a part of new business transformation. With multiple cloud data centers deployed overseas, currently in Hong Kong, the Company continues to improve computing power and create value for the encrypted digital currency industry.

In September 2021, the Company and the Company’s wholly owned subsidiary, Information Security Technology (China) Co., Ltd. (“IST”) entered into an equity transfer agreement with Mr. Jianghuai Lin, the sole shareholder of iASPEC. Upon closing of the equity transfer, the Company’s existing variable interest entity structure was dissolved and iASPEC became a wholly owned indirect subsidiary of the Company.

In September 2021, the Company also strategically relocated its global corporate headquarters to Hong Kong to better implement cryptocurrency mining operations and blockchain related new businesses and streamline its international business development, client communication, and service delivery. The office located in Shenzhen, China becomes the TAOP’s regional headquarters in Mainland China.

		December 31,	December 31,	December 31,
		2021	2020	2019
Entities	Subsidiaries	% owned	% owned	% owned	Location
Taoping Inc.					British Virgin Islands
Taoping Holdings Limited (THL)	Subsidiary	100%	100%	100%	British Virgin Islands
Taoping Group (China) Ltd. (IST HK)	Subsidiary	100%	100%	100%	Hong Kong, China
Taoping Digital Assets (Asia) Limited (TDAL)	Subsidiary	100%	-	-	Hong Kong, China
Taoping Digital Assets (Hong Kong) Limited (TDL)	Subsidiary	100%	-	-	Hong Kong, China
Taoping Capital Limited (TCL)	Subsidiary	100%	-	-	Hong Kong, China
Alpha Digital Group Ltd. (ADG)	Subsidiary	100%	-	-	Cayman, Island
Kazakh Taoping Operation Management Co. Ltd. (KTO)	Subsidiary	100%	-	-	Kazakhstan
Kazakh Taoping Data Center Co. Ltd. (KTD)	Subsidiary	100%	-	-	Kazakhstan
Information Security Tech. (China) Co., Ltd. (IST)	Subsidiary	100%	100%	100%	Shenzhen, China
TopCloud Software (China) Co., Ltd. (TopCloud)	Subsidiary	100%	100%	100%	Shenzhen, China
Information Security IoT Tech. Co., Ltd. (ISIOT)	Subsidiary	100%	100%	100%	Shenzhen, China
iASPEC Technology Group Co., Ltd. (iASPEC)	Subsidiary	100%	VIE	VIE	Shenzhen, China
Biznest Internet Tech. Co., Ltd. (Biznest)	Subsidiary	100%	VIE	VIE	Shenzhen, China
iASPEC Bocom IoT Tech. Co., Ltd. (Bocom)	Subsidiary	100%	VIE	VIE	Shenzhen, China
Taoping New Media Co., Ltd. (TNM)	Subsidiary	100%	-	-	Shenzhen, China
Shenzhen Taoping Education Technology Co., Ltd. (SZTET)	Subsidiary	51%	-	-	Shenzhen, China
Wuhu Taoping Education Technology Co., Ltd. (WHTET)	Subsidiary	51%	-	-	Wuhu, China
Taoping Digital Tech. (Dongguan) Co., Ltd. (TDTDG)	Subsidiary	100%	-	-	Dongguan, China
TopCloud Tech. (Chenzhou) Co., Ltd. (TCTCZ)	Subsidiary	100%	-	-	Chenzhou, China
Taoping Digital Tech. (Jiangsu) Co., Ltd. (TDTJS)	Subsidiary	100%	-	-	Jiangsu, China

In January 2022, Alpha Digital Group Ltd. was dissolved as a result of the business realignment of the Company.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Management Service Agreement

iASPEC was a VIE of the Company. To comply with PRC laws and regulations that restrict foreign ownership of companies that provide public security information technology and Geographic Information Systems software operating services to certain government and other customers, the Company operates the restricted aspect of its business through iASPEC. In September 2021, the Company and the Company’s wholly owned subsidiary, Information Security Technology (China) Co., Ltd. (“IST”) entered into an equity transfer agreement with Mr. Jianghuai Lin, the sole shareholder of iASPEC. Upon closing of the equity transfer, the Company’s existing variable interest entity structure was dissolved and iASPEC became a wholly owned indirect subsidiary of the Company.

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

Dissolution of the Variable Interest Entity Structure

In September 2021, we dissolved the variable interest entity structure by exercising the purchase option under the Option Agreement to purchase all of the equity interests in iASPEC at an aggregate exercise price of $1,800,000. On September 18, 2021, Taoping Inc. and IST entered into an equity transfer agreement with iASPEC and iASPEC’s then sole shareholder, Mr. Lin, under which Mr. Lin sold and transferred to IST all of the equity interests in and any and all rights and benefits relating thereto of iASPEC in exchange for 612,245 unregistered ordinary shares of Taoping Inc., as determined by dividing $1,800,000 by the volume-weighted average closing price of ordinary shares for the consecutive five (5) trading days immediately prior to September 18, 2021. The parties thereafter completed the equity transfer through applicable PRC governmental registration(s).

Upon the closing of the equity transfer, the Company’s variable interest entity structure was dissolved and iASPEC became a wholly owned indirect subsidiary of the Company. The amended and restated MSA was automatically terminated.

Going Concern and Management’s Plans

Although the COVID-19 pandemic has largely been contained in China, regional outbreaks of infections persist in various localities. The negative impact from the pandemic to the out-of-home advertising business continued throughout 2021. However, our revenue achieved 124.6% year-over-year increase as a result of the additions of cryptocurrency mining operations and the acquisition of TNM for the year 2021. The Company has significantly improved profitability by $8.4 million by reducing net loss to $9.9 million for the year ended December 31, 2021 from $18.3 million a year ago. Cash and cash equivalents held by the Company at Dec 31, 2021 was $4.5 million, compared to cash and cash equivalents of $1.1 million a year ago.

The Company incurred a net loss of approximately $9.9 million for year ended December 31, 2021, which was mainly due to the provision of allowance of credit losses and the expenses of stock-based compensation, compared to a net loss of $18.3 million for 2020. As of December 31, 2021, the Company had a working capital deficit of approximately $6.3 million, improved from a working capital deficit of $17.4 million as of December 31, 2020.

In the first quarter of 2021, the Company completed three financing transactions issuing 3,140,740 ordinary shares in total with aggregate proceeds of $13.1 million net of issuance costs. In July 2021, the Company consummated a financing transaction comprising of 1,200,000 ordinary shares, and warrants with aggregate proceeds net of issuance cost of $4.73 million. Proceeds from all financing activities were to increase the Company’s working capital.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In June 2021, the Company completed an acquisition of 100% of equity of TNM to offer more comprehensive services of the new media sharing platform and enhance revenue generation from new media and advertising sectors. In April 2021, the Company also formed a Blockchain business segment and engages in cryptocurrency mining activities as the first initiative of this sector to supplement the diminished Traditional Information Technology (TIT) business segment as a part of new business transformation. Specifically, revenue generated from cryptocurrency mining was approximately $5.5 million, and the gross profit from cryptocurrency mining business was approximately $2.7 million for 2021. In 2022, the Company will continue to expand the digital advertising business through strategic acquisitions, increase computing powers for Blockchain related business operations and explore business opportunity in the smart community and new energy sectors to improve revenue and cash flow generations. In addition, the management will also continue to execute the existing business strategies with focuses on selection of quality customers, collection of accounts receivable, maintaining proper inventory level, and managing accounts payable to enhance operating cash flows. Meanwhile, the Company will aggressively develop domestic and international markets to develop new customers in new media business, and explore more blockchain related businesses, such as establishing overseas data centers in addition to Hong Kong and developing applications of NFT, cloud desktop and cloud rendering. With its well established “Taoping” brand, technology platform and industry reputation along with strategic expansion into the Blockchain business sector, the Company believes that it has the ability to raise needed capital to support the Company’s operations and business expansions.

If the Company’s execution of business strategies is not successful in addressing its current financial concerns, additional capital raise from issuing equity security or debt instrument or additional loan facility may occur to support required cash flows. However, the Company can make no assurances that financing will be available for the amounts we need, or on terms commercially acceptable to us, if at all. If one or all of these events do not occur or subsequent capital raise was insufficient to bridge financial and liquidity shortfall, substantial doubt exists about the Company’s ability to continue as a going concern. The consolidated financial statements have been prepared assuming that the Company will continue as a going concern and, accordingly, do not include any adjustments that might result from the outcome of this uncertainty. To overcome the going concern issue, the Company will actively seek opportunities to achieve revenue growth through strategic acquisitions on digital advertising, new revenue streams development, and significant expansion of computing power for cryptocurrency mining operations. In addition to cash generating from business, the Company has secured at least $8 million revolving bank facility line which provides important capital support for its operation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation and Principles of Consolidation

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). In the opinion of management, all adjustments (consisting of normal recurring adjustments) have been made that are necessary to present fairly the financial position, the results of its operations and cash flows. The consolidated financial statements include the accounts of the Company, its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Reverse Stock Split: A one (1)-for-six (6) reverse stock split of the Company’s issued and outstanding ordinary shares was effective on July 30, 2020 (the “Reverse Stock Split”). Except shares authorized, all share and per share information has been retroactively adjusted to give effect to the Reverse Stock Split for all periods presented, unless otherwise indicated.

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. The Company’s significant estimates include its accounts receivable, assessment of credit losses, fair value of stock options and warrants, valuation allowance of deferred tax assets, useful lives of property and equipment, the recoverability of long-lived assets, revenue recognition, valuation of prepayments and other assets and other intangible assets, inventories, cryptocurrencies, purchase price allocation of business combination, right-of-use assets, and lease liabilities. Management makes these estimates using the best information available at the time the estimates are made; however actual results could differ from those estimates.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(c) Economic, Pandemic, Political, and Currency Exchange Risks

All the Company’s revenue-generating operations are conducted in the PRC. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic, public health, and legal environments in the PRC, and by the general state of the PRC economy. The Company’s operations in the PRC are subject to special considerations and significant risks that are not typically pertaining to the companies in North America and Western Europe. These include risks associated with, among others, the political, economic, public health concerns with persistent outbreaks of COVID-19 infections in various regional localities, and legal environments, geopolitical influences, and foreign currency exchange, notably in recent events, where the government’s sudden interventions or modifications of the laws and regulations currently in effective could negatively impact the Company’s operations and financial results.

In September 2021, ten Chinese regulatory authorities collectively promulgated a guidance to further control and monitor cryptocurrency related trading, exchanges, transaction, banking and financial service, initial coin offering, and other intermediary and derivatives transactions, which are considered illegal in accordance with effectuated laws and regulations and may be subject to penalty criminally. The new guidance also bars foreign cryptocurrency trading platforms and related businesses to provide services to China domestic individuals and business entities, and expands the application of laws and regulations to Chinese employees or contractors of foreign operatives that provide related services to individuals or business entities domiciled in China. The legality of cryptocurrency mining activity may be subject to challenge by Chinese authorities. As a result, the Company has relocated its global headquarters to Hong Kong where cryptocurrency mining, trading, exchange, transaction, and related business activities are lawful.

The functional currency of the Company is Chinese Renminbi Yuan (“RMB”), which is not freely convertible into foreign currencies. The Company cannot guarantee that the current exchange rate will remain steady. Therefore, there is a possibility that the Company could post the same amount of profit for two comparable periods and yet, because of fluctuating exchange rates, record higher or lower profit depending on exchange rate of RMB. RMB converted to U.S. dollars on the relevant dates. The exchange rate could fluctuate depending on changes in the political and economic environment without notice.

(d) Cash and Cash Equivalents

The Company considers all highly liquid investments purchased and cash deposits with financial institutions with original maturities of three months or less to be cash equivalents. The Company had no cash equivalents as of December 31, 2021 or 2020.

The Company maintains its cash accounts at credit worthy financial institutions and closely monitors the movements of its cash positions. As of December 31, 2021 and 2020, approximately $4.5 million and $0.9 million of cash, respectively, was held in bank accounts in the PRC and Hong Kong.

(e) Restricted Cash

The Company held restricted cash of $0.2 million as of December 31, 2020. The restricted fund was a time deposit served as collateral to secure a bank loan facility that matures on May 7, 2021. The Company had no restricted cash as of December 31, 2021.

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

The adoption of the credit loss accounting standard has no material impact on the Company’s consolidated financial statements as of January 1, 2020. Accounts receivable are recognized and carried at carrying amount less an allowance for credit loss, if any. The Company maintains an allowance for credit losses resulting from the inability of its customers to make required payments based on contractual terms. The Company reviews the collectability of its receivables on a regular and ongoing basis according to historical trend, and estimates its provision for expected credit losses on receivables aging analysis.

The Company has further adjusted allowance for credit losses for the anticipation of future economic condition and credit risk indicators of customers, including the potential impact of the COVID-19 pandemic on its customers’ businesses. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. In the event the Company recovers amounts previously reserved for, the Company will reduce the specific allowance for credit losses. The balance of allowance for credit losses for the year ended December 31, 2021 has increased approximately $5.5 million from the year ended December 31, 2020.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Accounts receivable as at December 31, 2021 and 2020 are as follows:

	December 31, 2021	December 31, 2020
Accounts Receivable	$18,340,348	$12,359,619
Allowance for credit losses	(11,582,186)	(8,095,362)
Accounts Receivable, net	$6,758,162	$4,264,257
Accounts Receivable - related parties	$16,032,134	$12,017,651
Allowance for credit losses	(15,680,662)	(9,098,436)
Accounts Receivable - related parties, net	$351,472	$2,919,215
Non-current Accounts Receivable	$-	$3,013,532
Non-current credit losses	-	(1,174,302)
Non-current Accounts Receivable, net	$-	$1,839,230
Non-current Accounts Receivable - related parties	$-	$4,172,502
Non-current Allowance for credit losses - related parties	-	(2,849,306)
Non-current Accounts Receivable - related parties, net	$-	$1,323,196

The normal credit term ranges from 1 month to 3 months after the customers’ acceptance of hardware or software, and completion of services. However, because of various factors of business cycle, the actual collection of outstanding accounts receivable may be beyond the normal credit terms.

In accordance with ASC 210-10-45, the non-current accounts receivable and non-current accounts receivable-related parties represent the amounts that the Company does not reasonably expect to be realized during the normal operating cycle of the Company. The Company uses one-year time period as the basis for the separation of current and non-current assets.

The allowance for credit losses at December 31, 2021 and 2020, totaled approximately $27.3 million and $21.2 million, respectively, representing management’s best estimate. The following table describes the movements for allowance for credit losses during the years ended December 31, 2021 and 2020:

Balance at January 1, 2020	$7,212,644
Increase in allowance for credit losses	13,528,638
Foreign exchange difference	476,124
Balance at December 31, 2020	$21,217,406
Addition from acquisition of subsidiaries under common control	314,214
Increase in allowance for credit losses	5,134,350
Foreign exchange difference	596,878
Balance at December 31, 2021	$27,262,848

(g) Advances to Suppliers

Advances to suppliers include but are not limited to cash deposits for the purchase of inventory items and super-computing server machines from suppliers.

(h) Advances from Customers and Related Parties

Advances from customers and related parties represent cash received from customers and related parties as advance payments for the purchases of the Company’s products and services.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(k) Inventories, net

Inventories are valued at the lower of cost (weighted average basis) and net realizable value. Net realizable value is the expected selling price in the ordinary course of business minus any costs of completion, disposal, and transportation to make the sale.

The Company performs an analysis of slow-moving or obsolete inventory periodically and any necessary valuation reserves, which could potentially be significant, are included in the period in which the evaluations are completed. Any inventory impairment results in a new cost basis for accounting purposes.

(l) Property, equipment and software

Property, equipment and software are stated at cost less accumulated amortization and depreciation. Amortization and depreciation is provided over the assets’ estimated useful lives, using the straight-line method. Estimated useful lives of property, equipment and software are as follows:

Office buildings	20-50 years
Lease improvement	Shorter of lease term or assets lives
Electronics equipment, furniture and fixtures	3-5 years
Motor vehicles	5 years
Purchased software	5 years
Media display equipment	5 years
Cryptocurrency mining machine	3 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss are included in the Company’s results of operations.

(m) Intangible assets, net

Intangible assets represent technology, software development costs and trademarks acquired by the Company through business acquisition.

Intangible assets are stated at acquisition fair value or cost less accumulated amortization, and amortized using the straight-line method over the following estimated useful lives:

Software development costs	3-5 years
Trademarks	5 years

(n) Cryptocurrencies

Cryptocurrencies held, including Bitcoin and Ethereum, are accounted for as intangible assets with indefinite useful lives. An intangible asset with an indefinite useful life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment exists when the carrying amount exceeds its fair value, which is measured using the quoted price of the cryptocurrency at the time its fair value is being measured. In testing for impairment, the Company has the option to first perform a qualitative assessment to determine whether it is more likely than not that an impairment exists. If it is determined that it is not more likely than not that an impairment exists, a quantitative impairment test is not necessary. If the Company concludes otherwise, it is required to perform a quantitative impairment test. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted.

Cryptocurrencies awarded to the Company through its mining activities are included within operating activities in the consolidated statements of cash flows. The sales of cryptocurrencies are included within investing activities in the consolidated statements of cash flows and any realized gains or losses from such sales are included in other income (expense) in the consolidated statements of operations. The Company accounts for its gains or losses in accordance with the first in first out (FIFO) method of accounting.

(o) Business combination

In accordance with ASC 805, the Company applies acquisition method to account for business combination. The acquisition method requires that the fair value of the underlying exchange transaction is used to establish a new accounting basis of the acquired entity upon the acquirer taking control over the acquiree. Furthermore, because of obtaining control the acquirer is responsible and accountable for all of the acquiree’s assets, liabilities and operations, the acquirer recognizes and measures the assets acquired and liabilities assumed at their full fair values as of the date control is obtained, which may result in goodwill, when purchase consideration exceeds the net of fair value of the assets acquired and liabilities assumed, or a bargain purchase gain, when the net of fair value of the assets acquired and liabilities assumed exceeds the purchase consideration, regardless of the percentage ownership in the acquiree or how the acquisition was achieved.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(p) Long-term investment

The Company’s long-term investment consists of investments accounted for under the equity method and equity investments without readily determinable fair value. Pursuant to ASC 321, equity investments, except for those accounted for under the equity method, those that result in consolidation of the investee and certain other investments, are measured at fair value, and any changes in fair value are recognized in earnings. For equity securities without readily determinable fair value and do not qualify for the existing practical expedient in ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”) to estimate fair value using the net asset value per share (or its equivalent) of the investment, the Company elected to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any.

For equity investments that the Company elects to measure at cost, less any impairment, plus or minus changes resulting from observable price changes, the Company makes a qualitative assessment considering impairment indicators to evaluate whether investments are impaired at each reporting date. Impairment indicators considered include, but are not limited to, a significant deterioration in the earnings performance or business prospects of the investee, including factors that raise significant concerns about the investee’s ability to continue as a going concern, a significant adverse change in the regulatory, economic, or technologic environment of the investee and a significant adverse change in the general market condition of either the geographical area or the industry in which the investee operates. If a qualitative assessment indicates that the investment is impaired, the entity has to estimate the investment’s fair value in accordance with the principles of ASC 820. For equity investments without readily determinable fair value, the Company uses Level 3 inputs of fair value accounting in accordance with ASC 820-10 and recognizes impairment loss other than temporary in the statement of operations equal to the difference between its initial investment and its proportional share of the net book value of the investee’s net assets which approximates its fair value.

For impairment on equity investments without readily determinable fair value, the Company uses Level 3 inputs of fair value accounting in accordance with ASC 820-10 and recognizes impairment loss in the statement of operations equal to the difference between its initial investment and its proportional share of the net book value of investee’s net assets which approximates its fair value if those are determined to be other than temporary.

(q) Convertible promissory note

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

(r) Impairment of Long-Lived Assets

Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. It is reasonably possible that these assets could become impaired as a result of technology or other industry changes. Recoverability of assets to be held and used is determined by comparing their carrying amount with their expected future net undiscounted future cash flows from the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by how much the carrying amount exceeds the fair value of the assets. There were no impairment charges for the years ended December 31, 2021, 2020 and 2019. Assets held for disposal, if any, are reported at the lower of the carrying amount or fair value less costs to sell.

(s) Operating leases - Right-of-use assets and lease liabilities

The Company accounts for lease under ASC 842 “Leases”, and also elects practical expedient not to separate non-lease component from lease components in accordance with ASC 842-10-15-37 and instead to account for each separate lease component and the non-lease components associated with that lease component as a single lease component. The Company also elects the practical expedient not to recognize lease assets and lease liabilities for leases with a term of 12 months or less.

The Company recognized a lease liability and corresponding right-to-use asset based on the present value of minimum lease payments discounted at the Company’s incremental borrowing rate. The Company records amortization and interest expense on a straight-line basis based on lease terms and reduces lease liabilities upon making lease payments.

(t) Revenue Recognition

In accordance with the ASC 606, the Company recognizes revenues net of applicable taxes, when goods or services are transferred to customers in an amount that reflects the consideration to which the Company expects to receive in exchange for those goods or services.

The Company generates its revenues primarily from five sources: (1) product sales, (2) software sales, (3) advertising, (4) crypto-currency mining, and (5) other sales. Revenue is recognized when obligations under the terms of a contract with our customers are satisfied, generally, upon delivery of the goods and services and receipts of cryptocurrencies from cryptocurrency mining pools.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Revenue - Products

Product revenues are generated primarily from the sale of Cloud-Application-Terminal based digital ads display terminals with integrated software essential to the functionality of the hardware to our customers (inclusive of related parties) and high-end data storage servers. Although manufacturing of the products has been outsourced to the Company’s Original Equipment Manufacturer (OEM) suppliers, the Company has acted as the principal of the contract. The Company recognized the product sales at the point of delivery. The Company may from time to time provide future unspecified software upgrades to the hardware products’ essential software, which is expected to be infrequent and, free of charge. Non-software service is mainly the one-time training session provided to the customer to familiarize them with the software operation upon the customer’s initial introduction to the software platform. The costs of providing infrequent software upgrade and training are de minimis. As a result, the Company does not allocate transaction price to software upgrade and customer training. Product sales are classified as “Revenue-Products” on the Company’s consolidated statements of operations.

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

Revenue - Advertising

The Company generates revenues primarily from providing advertising slots to customers to promote their businesses by broadcasting advertisements on identifiable digital ads display terminals and vehicular ads display terminals in different geographic regions and locations through a cloud-based new media sharing platform. The Company also contracts individuals to promote special events or for various occasions. The Company is only obligated to broadcast the advertisements to the contracted digital ads display terminals, and therefore allocates 100% of the transaction price to advertisement broadcasting. The transaction price for advertisement broadcasting is fixed based on the numbers of advertisement delivery and duration of the contract, and has no variable consideration, or significant financing component, or subsequent price change, and is not refundable.

The Company recognizes the revenues, net of applicable taxes, from advertisement broadcasting contracts with customers over the contracted advertising duration.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Revenue - Cryptocurrency mining

The Company has entered into digital asset mining pools by executing contracts with the mining pool operators to provide computing power to the mining pool. The contracts are terminable under certain circumstances. In exchange for providing computing power, the Company is entitled to a fractional share of the fixed cryptocurrency awards the mining pool operator receives (less digital asset transaction fees to the mining pool operator, if any.) for successfully adding a block to the blockchain. The Company’s fractional share is based on the proportion of computing power the Company contributed to the mining pool operator to the total computing power contributed by all mining pool participants in solving the current algorithm.

Providing computing power in digital asset transaction verification services is an output of the Company’s ordinary activities. The provision of providing such computing power is the only performance obligation in the Company’s contract with mining pool operator.

The transaction consideration the Company receives, if any, is noncash consideration, which the Company measures at fair value using the quoted price of the related cryptocurrency on the date received, which is not materially different than the fair value at the contract inception or at the time the Company has earned the award from the pools. The consideration is variable. Because it is not probable that a significant reversal of cumulative revenue will not occur (ASC 606-10-32-11), the consideration is constrained until the mining pool operator successfully places a block (by being the first to solve an algorithm), and the Company receives confirmation of the consideration it will receive, at which time revenue is recognized. There is no financing component, nor allocation of transaction price in these transactions.

Revenue - Other

The Company also reports other revenue which comprises revenue generates from System upgrade and technical support services, platform service fee, and rental income.

System upgrade and technical support revenue is recognized when performance obligations are satisfied upon completion of the services. Platform service fee is charged based on number of the display terminals used by the customers or a percentage of advertising revenue generated by the display terminals. Platform service revenue is recognized on a monthly basis over the contract period.

The Company follows ASC 842 – Leases that requires lessor to identify the underlying assets and allocate rental income among considerations in lease and non-lease components. The Company owns two units of office space renting out to a third party and TNM under non-cancelable operating lease agreements with lease terms of six years starting from May 1, 2016 and three years starting from July 1, 2019, respectively. The lease agreements have fixed monthly rental payments, and no non-lease component or option for lessees to purchase the underlying assets. The Company collects monthly rental payments from the lessees, and has generated approximately $340,000 and $405,000 rental income for the year ended December 31, 2021, and 2020, respectively.

After completion of the business acquisition on June 9, 2021, TNM became a subsidiary of the Company, and is no longer a related party. The rental income from TNM has become an intercompany revenue and been eliminated since June 9, 2021.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Annual minimum rental income to be received in 2022 is $126,850 and none thereafter.

Contract balances

The Company records advances from customers when cash payments are received or due in advance of our performance. For the year ended December 31, 2021, 2020 and 2019, the Company recognized revenue of $141,000, $256,000 and $335,000, respectively, that was included in the advances from customers balance at the beginning of each reporting period.

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

(u) Cost of Sales - advertising and cost of cryptocurrencies

The cost of sales for advertising revenue mainly comprises of direct costs of generating advertising revenue including lease expense for the wall space, to where the ads display terminal to be installed, installation costs of ads display terminals, depreciation of display termination, labor, and other related expenses.

The cost of sales for cryptocurrencies revenue consists primarily of direct costs of earning Bitcoin and Ethereum related to mining operations, including mining platform fees, mining pool fees, mining facility rental fees, electric power costs, other utilities, depreciation of mining machines, labor, insurance, and among other ancillary costs.

(v) Stock-based compensation

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

During the year ended December 31, 2021, 2020, and 2019, the Company recognized approximately $3,137,000, $744,000 and $580,000, respectively, of stock-based compensation expense.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(w) Foreign Currency Translation

The functional currency of the US and BVI companies is the United States dollar. The functional currency of the Company’s Hong Kong subsidiaries is the Hong Kong dollar.

The functional currency of the Company’s wholly-owned PRC subsidiaries is the Chinese Renminbi Yuan, (“RMB”). RMB is not freely convertible into foreign currencies. The Company’s PRC subsidiaries’ financial statements are maintained in the functional currency. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at rates of exchange prevailing at the balance sheet date. Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transactions. Exchange gains or losses arising from foreign currency transactions are included in the determination of net loss for the respective periods.

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

The exchange rates adopted are as follows:

	December 31, 2021	December 31, 2020
Year-end RMB to US$ exchange rate	6.3588	6.5377
Average yearly RMB to US$ exchange rate	6.4505	6.9044
Year-end HKD to US$ exchange rate	7.7971	-
Average yearly HKD to US$ exchange rate	7.7724	-

The average yearly RMB to US$ exchange rate adopted for the year ended December 31, 2019 was 6.9072.

No representation is made that the RMB amounts and HKD amounts could have been, or could be, converted into United States dollars at the rates used in translation.

(x) Research & Development Expenses

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

(y) Subsidy Income

Subsidy income mainly represents income received from various local governmental agencies in China for developing high technology products in the fields designated by the government as new and highly innovative. The Company has no continuing obligation under the subsidy provision. The Company recognizes subsidy income upon receipt of official grant notice from local government authorities.

(z) Sales, use, other value-added taxes, and income taxes

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

(aa) Segment reporting

Segment information is consistent with how management reviews the businesses, makes investing and resource allocation decisions and assesses operating performance. Transfers and sales between reportable segments, if any, are recorded at cost.

The Company reports financial and operating information in the following three segments:

(1)	Cloud-based Technology (CBT) segment — It includes the Company’s cloud-based products, high-end data storage servers and related services sold to private sectors including new media, healthcare, education and residential community management, and among other industries and applications. In this segment, the Company generates revenues from the sales of hardware and software total solutions with proprietary software and content as well as from designing and developing software products specifically customized for private sector customers’ needs for a fixed price. The Company includes the revenue and cost of revenue of high-end data storage servers in the CBT segment. Advertising services is included in the CBT segment, after the Company consummated the acquisition of TNM. Advertisements are delivered to the ads display terminals and vehicular ads display terminals through the Company’s cloud-based new media sharing platform. Incorporation of advertising services complements the Company’s out-of-home advertising business strategy.

(2)	Blockchain Technology (BT) segment — The BT segment is the Company’s newly formed business sector. Cryptocurrency mining is the first initiative implemented in the BT segment.

(3)

Traditional Information Technology (TIT) segment — The TIT segment includes the Company’s project-based technology products and services sold to the public sector. The solutions the Company has sold primarily include Geographic Information Systems (GIS), Digital Public Security Technology (DPST), and Digital Hospital Information Systems (DHIS). In this segment, the Company generates revenues from sales of hardware and system integration services. As a result of the business transformation, the TIT segment is gradually being phased out in 2021.

For more information regarding our operating segments, see Note 20 (Consolidated Segment Data).

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(ab) Recent Accounting Pronouncements

In August 2020, the FASB issued ASU No. 2020-06 (“ASU 2020-06”) “Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity.” ASU 2020-06 will simplify the accounting for convertible instruments by reducing the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. Convertible instruments that continue to be subject to separation models are (1) those with embedded conversion features that are not clearly and closely related to the host contract, that meet the definition of a derivative, and that do not qualify for a scope exception from derivative accounting and (2) convertible debt instruments issued with substantial premiums for which the premiums are recorded as paid-in capital. ASU 2020-06 is effective for public business entities fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. The Company is currently evaluating the effect of the adoption of ASU 2020-06 on the consolidated financial statements. The effect will largely depend on the composition and terms of the financial instruments at the time of adoption.

In January 2020, the FASB issued ASU 2020-01, Investments-Equity Securities (Topic 321), Investments-Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815)-Clarifying the Interactions between Topic 321, Topic 323, and Topic 815. The guidance provides clarification of the interaction of rules for equity securities, the equity method of accounting and forward contracts and purchase options on certain types of securities. ASU 2020-01 is effective for the Company in the first quarter of 2021. The adoption did not have any significant impact on the Company’s condensed consolidated financial statements.

In October 2021, the FASB issued ASU 2021-08, Business Combination (Topic 805) “Accounting for Contract Assets and Contract Liabilities from Contracts with Customers”. The ASU 2021-08 requires that an entity (acquirer) recognizes and measures contract assets and contract liabilities acquired in a business combination in accordance with Topic 606. At the acquisition date, an acquirer should account for the related revenue contracts in accordance with Topic 606 as if it had originated the contracts. The ASU 2021-08 also provides certain practical expedients for acquirers when recognizing and measuring acquired contract assets and contract liabilities from revenue contracts in a business combination. The ASU 2021-08 also applies to contract assets and contract liabilities from other contracts to which the provisions of Topic 606 apply, such as contract liabilities from the sale of nonfinancial assets within the scope of Subtopic 610-20, Other Income—Gains and Losses from the Derecognition of Nonfinancial Assets. For public business entities, the ASU 2021-08 is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. The ASU 2021-08 should be applied prospectively to business combinations occurring on or after the effective date of the amendments. Early adoption of the amendments is permitted, including adoption in an interim period. An entity that early adopts in an interim period should apply the amendments (1) retrospectively to all business combinations for which the acquisition date occurs on or after the beginning of the fiscal year that includes the interim period of early application and (2) prospectively to all business combinations that occur on or after the date of initial application. Adoption of ASU 2021-08 is not expected to have material impact on the consolidated financial statements.

In November 2021, the FASB issued ASU 2021-10, Government Assistance (Topic 832), “Disclosures by Business Entities about Government Assistance”. The ASU 2021-10 requires the following annual disclosures about transactions with a government that are accounted for by applying a grant or contribution accounting model by analogy: 1. Information about the nature of the transactions and the related accounting policy used to account for the transactions 2. The line items on the balance sheet and income statement that are affected by the transactions, and the amounts applicable to each financial statement line item 3. Significant terms and conditions of the transactions, including commitments and contingencies. The amendments in this Update are effective for all entities within their scope for financial statements issued for annual periods beginning after December 15, 2021. Early application of the amendments is permitted. An entity should apply the amendments in this Update either (1) prospectively to all transactions within the scope of the amendments that are reflected in financial statements at the date of initial application and new transactions that are entered into after the date of initial application or (2) retrospectively to those transactions. Adoption of ASU 2021-10 is not expected to have material impact on the consolidated financial statements.

The Company has considered all other recently issued accounting pronouncements and does not believe that the adoption of such pronouncements will have a material impact on the consolidated financial statements.

3. BUSINESS ACQUISITION

On June 9, 2021, the Company and Biznest Internet Technology Co., Ltd. (“Biznest”), a subsidiary of the Company consummated an acquisition of 100% of the equity interests of Taoping New Media Co., Ltd and its subsidiary (“TNM”). Mr. Jianghuai Lin, the Chairman and CEO of the Company, who owns approximately 26.9% of total shares outstanding of the Company, owned approximately 51% of TNM. TNM is a new media operator focusing on digital life scenes and mainly engages in selling out-of-home advertising time slots on its networked smart digital advertising display terminals with artificial intelligence and big data technologies. Acquiring TNM and synergizing its new media network will enhance the Company’s presence in the new media and advertising sectors. After completion of the acquisition, TNM becomes a wholly owned subsidiary of Biznest.

Pursuant to the share purchase agreement, as a consideration of the purchase, the Company issued to the shareholders of TNM a total of 1,213,630 shares of its ordinary shares with no par value, equivalent to the value of approximately $5.4 million.

The Company uses Level 3 inputs of fair value accounting for the identifiable assets and liabilities of TNM. The allocation of the purchase consideration is final, which was determined after the completion of a detailed analysis of the fair value for all assets acquired.

The following table summarizes the purchase price allocation for TNM, and the amounts of the assets acquired, and liabilities assumed which were based on their estimated fair values at the acquisition date:

Cash	$7,644
Accounts receivable, net	1,252,601
Advances to suppliers	75,971
Other receivables and other current assets, net	2,345,332
Long-term investments	1,386,191
Property and equipment	1,550,113
Right of use assets	74,812
Accounts payable	(339,198)
Advances from customers	(10,943)
Accrued payroll and benefits	(32,840)
Amount due to related parties	(619,571)
Other payables and accrued expenses	(87,373)
Lease liabilities	(153,938)
Total net assets acquired	5,448,801
Bargain purchase gain	(12,345)
Total purchase price	$5,436,456

Due to the negative impact from COVID-19 pandemic and slowdown of the out-of-home advertising industry in China, the total consideration paid by the Company was less than the net amount of identifiable assets acquired and liabilities assumed of TNM, which resulted in a bargain purchase gain of approximately $12,000 on the acquisition date.

The Company’s consolidated statement of operations for the year ended December 31, 2021 included revenue of $1.78 million and net loss of $0.55 million attributable to TNM since June 9, 2021, the acquisition date.

The following unaudited pro forma information shows the combined operations for the periods presented, as if the acquisition of TNM had occurred on January 1, 2020. The unaudited pro forma financial information has been presented for illustrative purposes only and is not necessarily indicative of results of operations that would have been achieved had the acquisition taken place on the date indicated, or the future consolidated results of operations of the Company. The pro forma financial information presented below has been derived from the historical condensed consolidated financial statements of the Company and from the historical accounting records of TNM.

	December 31, 2021 (Unaudited)	December 31, 2020 (Unaudited)
Revenue	$25,266,911	$13,678,873
Net (loss)	(10,529,374)	(20,093,374)
Net (loss) attributable to TAOP	(10,529,374)	(19,456,941)

Weighted Average Number of Shares:
Basic and Diluted	13,494,454	8,586,977

(Loss) per share – Basic and Diluted	(0.78)	(2.34)
(Loss) per share attributable to TAOP - Basic and Diluted	$(0.78)	$(2.27)

The unaudited pro forma results include certain pro forma adjustments to revenue and net loss that were directly attributable to the acquisition, assuming the acquisition had occurred on January 1, 2020, including the followings:

1. Transaction costs of approximately $350,000 are assumed to have occurred on January 1, 2021 and are recognized in the first half of 2021.

2. Elimination of intercompany sales and purchases, rental income and rent expense.

3. Bargain purchase gain resulted from the transaction is recognized as if it occurred on January 1, 2021.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4. VARIABLE INTEREST ENTITY

The Company was the primary beneficiary of iASPEC, pursuant to the Amended and Restated MSA. iASPEC was qualified as a variable interest entity of the Company and was subject to consolidation. Accordingly, the assets and liabilities and revenues and expenses of iASPEC have been included in the accompanying consolidated financial statements. In 2021, Taoping New Media Co., Ltd and its subsidiary, Shenzhen Taoping Education Technology Co., Ltd. and Wuhu Taoping Education Technology Co., Ltd. were newly added VIE subsidiaries or joint ventures. In the opinion of management, (i) the ownership structure of the Company, and the VIEs were in compliance with existing PRC laws and regulations; (ii) the contractual arrangements with the VIEs and its shareholder were valid and binding, and do not result in any violation of PRC laws or regulations currently in effect; and (iii) the Company’s business operations were in compliance with existing PRC laws and regulations in all material respects. In July 2021, PRC government agencies jointly proposed revisions to laws and regulations to strengthen approval and supervision of VIE corporate structure. Since the proposed new regulatory requirements for VIE has not yet been finalized, the Company is unable to estimate the impact to its corporate structure, business operations, and consolidated financial performance.

For the years ended December 31, 2021, 2020 and 2019, net loss of $-0-, $636,433, and $11,929, respectively, have been attributed to non-controlling interest in the consolidated statements of operations of the Company.

Government licenses, permits and certificates represent substantially all of the unrecognized revenue-producing assets held by the VIE and its subsidiaries. Recognized revenue-producing assets held by the VIEs consist of property, equipment and software.

On September 18, 2021, the Company and the Company’s wholly owned subsidiary, Information Security Technology (China) Co., Ltd. (“IST”) entered into an equity transfer agreement with Mr. Jianghuai Lin, the sole shareholder of iASPEC. Upon closing of the equity transfer, the Company’s existing variable interest entity structure was dissolved and iASPEC became a wholly owned indirect subsidiary of the Company. As a result, all assets and liabilities of the VIE were incorporated into the Company’s balance sheet as of December 31, 2021.

The VIE’s assets and liabilities were as follows as of December 31, 2020:

December 31, 2020
Total current assets	$9,261,921
Other assets, non-current	4,302,000
Non-current accounts receivable, net	2,101,276
Property, plant and software	3,713,860
Total assets	19,379,057
Intercompany payable to the WFOE	20,449,508
Total current liabilities	41,717,595
Total liabilities	41,717,595
Total equity	$(22,338,538)

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5. LOSS PER SHARE

Basic loss per share is computed by dividing loss available to common shareholders by the weighted-average number of ordinary shares outstanding during the period. Diluted loss per share reflects the potential dilution that could occur, if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares, or resulted in the issuance of ordinary shares that shared in the earnings of the entity.

Components of basic and diluted loss per share were as follows for the year ended December 31, 2021, 2020, and 2019:

	2021	2020	2019*
Net loss attributable to the Company	$(9,924,859)	$(17,694,775)	$(3,582,332)
Weighted average outstanding ordinary shares-Basic	12,962,452	7,373,347	6,964,740
-dilutive effect of stock options- employees	-	-	-
-dilutive effect of stock options- nonemployees	-	-	-
Weighted average outstanding ordinary shares- Diluted	12,962,452	7,373,347	6,964,740
Loss per share:
Basic	$(0.77)	$(2.40)	$(0.54)
Diluted	$(0.77)	$(2.40)	$(0.54)

For the years ended December 31, 2021, 2020, and 2019, there was no shares included in the diluted earnings per share calculation, these incremental shares were added to denominator for the period that stock options were outstanding due to the average market price of the Company’s stock in the period exceeded the exercise prices of the stock options granted to the Company’s employees and various consultants. The incremental shares were computed under the treasury stock method. The EPS calculation excluded the if-converted shares from the convertible promissory note or exercised shares from detachable warrant associated with the convertible promissory note based on the Company’s recent stock prices, which were significantly below the stated convertible price and among other conversion prices of alternative conversions or exercise price of the warrant. Because the effect would be anti-dilutive, there were 290,000 stock options for employees, 57,366 stock options and 375,000 warrants for nonemployees outstanding that were not included in the computation of dilutive weighted average shares outstanding for the year ended December 31, 2021. And, there were warrants associated with the convertible promissory notes for purchase of 106,667 shares that were not included in the computation of dilutive weighted average shares outstanding for the year ended December 31, 2020. Also, 296,900 stock options and warrants for the purchase of 51,667 shares were not included in the calculations for the year ended December 31, 2019, as their effect would have been anti-dilutive.

*	On July 30, 2020, the Company implemented a one-for-six reverse stock split of the Company’s issued and outstanding ordinary shares. Except shares authorized, all share and per share information has been retroactively adjusted to give effect to the reverse stock split for all periods presented, unless otherwise indicated.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6. RELATED PARTY TRANSACTIONS

(a) Revenue – related party

Since May 2017, the Company has entered into a series of contracts with Taoping New Media Co., Ltd. (TNM) and its affiliates for the sale of the Company’s Cloud-Application-Terminal based digital ads display terminals, software and technical services. Taoping New Media was a related party company controlled by Mr. Lin, the Company’s Chairman and Chief Executive Officer, until the Company’s completion of the acquisition on June 9, 2021, after which date the related party transactions were eliminated in the Company’s consolidated financial statements. For the years ended December 31, 2021, 2020 and 2019, revenues from related parties for sales of products were approximately $0.1 million, $0.4 million and $7.4 million, respectively. Accounts receivable from related parties, net of allowance for credit losses, as of December 31, 2021, 2020 and 2019 were approximately $0.4 million, $4.2 million and $12.5 million, respectively. Advances received from related parties were approximately $0.1 million, $0.2 million and $0.1 million as of December 31, 2021, 2020 and 2019, respectively.

(b) Other revenue – related parties

On July 1, 2017, the Company entered into a lease agreement with TNM for leasing the Company’s office space located at 18th Floor, Education and Technology Building, Zhuzilin, Futian District, Shenzhen City which has been renewed on July 1, 2019 and expires on June 30, 2022. Upon completion of the Company’s acquisition of TNM on June 9, 2021, the related party rental income was eliminated in the Company’s consolidated financial statements thereafter. For the years ended December 31, 2021, 2020 and 2019, the Company’s rental income from related party were approximately $27,000, $61,000 and $61,000, respectively. Other revenue generated from related parties also includes system maintenance service provided to Taoping affiliate customers, which was $48,949, $85,289 and $44,621, for the years ended December 31, 2021, 2020 and 2019, respectively.

(c) Accounts payable – related party

iASPEC and Bocom had a balance of $69,585 payable to TNM as of December 31, 2020 for certain consultation service. Before the acquisition of TNM, the balance was fully repaid to TNM in April 2021.

(d) Loan receivable – related party

As of December 31, 2020, the Company recorded a loan receivable of $0.5 million from TNM, which was originally for a nine-month short-term loan without interest and was fully repaid by September 2021. Before the acquisition of TNM, $0.17 million was repaid to the Company. The remaining balance of $0.33 million was eliminated for consolidation purposes as of December 31, 2021.

(e) Amount due to related parties

As of December 31, 2020, the amount due to related party was $0.14 million, which was borrowed from TNM for working capital purpose. Before the acquisition of TNM, the balance was fully repaid to TNM. As of December 31, 2021, the amount due to related parties was $3.15 million, which included a loan of approximately $3,145,000 (RMB20 million) from a related company 100% owned by Mr. Lin for 12-month at the interest of 5.85% per annum, which matures on May 17, 2022.

7. INVENTORIES

As of December 31, 2021 and 2020, inventories consist of:

	December 31, 2021	December 31, 2020
Raw materials	$3,767	$3,663
Finished goods	559,659	427,942
Cost of projects	82,898	34,792
Inventories, gross	$646,324	$466,397
Allowance for slow-moving or obsolete inventories	(103,940)	(211,719)
Inventories, net	$542,384	$254,678

For the year ended December 31, 2021, there was a reversal of impairments for obsolete inventories in the amount of approximately $214,000. Impairment charges on inventories are included with general and administrative expenses. For the year ended December 31, 2020, and 2019, impairments expense for obsolete inventories were approximately $6,000 and $115,000, respectively.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8. PROPERTY, EQUIPMENT AND SOFTWARE

As of December 31, 2021 and 2020, property, equipment and software consist of:

	December 31,
	2021	2020
Office buildings	$4,398,414	$5,140,635
Electronic equipment, furniture and fixtures	6,013,676	5,470,985
Motor vehicles	155,697	201,509
Cryptocurrency mining machine	8,147,574	-
Media display equipment	1,197,273	-
Leasehold improvement	529,885	-
Purchased software	19,840,491	17,465,168
	40,283,010	28,278,297
Less: accumulated depreciation	(18,720,926)	(17,426,398)
Property, equipment and software, net	$21,562,084	$10,851,899

Depreciation expense for the year ended December 31, 2021, 2020, and 2019 were approximately $3.7 million, $3.2 million and $2.8 million, respectively.

Management regularly evaluates property, equipment and software for impairment, if an event occurs or circumstances change that would potentially indicate that the carrying amount of the property, equipment and software exceeded its fair value. Management utilizes the discounted cash flow method to estimate the fair value of the property, equipment and software.

Company’s office buildings, with net carry value of approximately $3.0 million, are used as collateral for its short-term bank loan.

9. INTANGIBLE ASSETS, NET

As of December 31, 2021 and 2020, intangible assets consist of:

	Software and software
	development costs	Trademarks	Total
Gross carrying amounts Balance as of January 1, 2020	$4,030,482	881,245	4,911,727
Foreign currency translation	266,062	58,173	324,235
Balance as of December 31, 2020	4,296,545	939,419	5,235,964
Foreign currency translation	120,868	26,427	147,295
Balance as of December 31, 2021	4,417,413	965,846	5,383,259
Accumulated amortization Balance as of January 1, 2020	4,030,482	879,749	4,910,231
Amortization expense	-	1,510	1,510
Foreign currency translation	266,062	58,160	324,221
Balance as of December 31, 2020	4,296,545	939,419	5,235,964
Amortization expense	-	-	-
Foreign currency translation	120,868	26,427	147,295
Balance as of December 31, 2021	4,417,413	965,846	5,383,259
Intangible assets, net	$-	$-	$-

Amortization expense for the year ended December 31, 2021, 2020 and 2019 was $nil, $1,510 and $58,164 million, respectively. Intangible assets were fully amortized in 2021.

10. CRYPTOCURRENCIES

As of December 31, 2021, cryptocurrencies included Bitcoin and Ethereum the Company held which were received from mining activities. Cryptocurrencies are classified as current asset as they are expected to be realized in cash by the Company within one year.

The following table presents the movements of cryptocurrencies for the year ended December 31, 2021:

Amounts
Balance at January 1, 2021	-
Receipt of cryptocurrencies from mining activities	$5,455,345
Sales of cryptocurrencies	(4,543,543)
Realized gain on sale of cryptocurrencies	410,979
Impairment loss on cryptocurrencies	(493,617)
Balance at December 31, 2021	$829,165

11. BANK LOANS

	December 31, 2021	December 31, 2020
Secured short-term loans	$7,792,125	$6,210,176
Total short-term bank loans	$7,792,125	$6,210,176

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Detailed information of secured short-term loan balances as of December 31, 2021 and 2020 were as follows:

	December 31, 2021	December 31, 2020
Collateralized by office buildings of IST and guaranteed by Mr. Lin and Biznest	$-	$3,976,960
Guaranteed by IST and Mr. Lin and Collateralized by the real property of ISIOT and equity investment of ISTIL	7,792,125	2,019,072
Guaranteed by a $0.2 million restricted bank time deposit	-	214,144
Total	$7,792,125	$6,210,176

As of December 31, 2021 the Company had short-term bank loans of approximately $7.8 million, which mature on various dates from July 9, 2022 to December 17, 2022. The short-term bank loans may be extended for another year by the banks without additional charges to the Company upon maturity. The bank borrowings are in the form of credit facilities. Amounts available to the Company from the banks are based on the amount of collateral pledged or the amount guaranteed by the Company’s subsidiaries. These borrowings bear interest rates ranging from 4.95% to 5.40% per annum. The weighted average interest rates on short term debts were approximately 5.38%, 5.59% and 6.56% for the year ended December 31, 2021, 2020, and 2019, respectively. The interest expenses were approximately $0.4 million, $0.4 million, and $0.5 million, respectively, for the same periods, respectively.

12. INCOME TAXES

Pre-tax income (loss) from continuing operations for the year ended December 31, 2021, 2020, and 2019 were taxable in the following jurisdictions:

	2021	2020	2019
PRC	$(8,287,495)	$(15,810,350)	$(2,342,102)
Hong Kong	(876,289)	(12,072)	(38,574)
BVI	(755,754)	(2,580,102)	(1,488,065)
Total (loss) before income taxes	$(9,919,538)	$(18,402,524)	$(3,868,741)

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

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company from time to time evaluates the tax effect of GILTI, and determined that there was no impact of GILTI tax to the Company’s consolidated financial statements as of December 31, 2021.

BVI

Under the current laws of the BVI, dividends and capital gains arising from the Company’s investments in the BVI and ordinary income, if any, are not subject to income taxes.

Hong Kong

Under the current laws of Hong Kong, IST HK is subject to a profit tax rate of 16.5%.

PRC

Income tax (benefit) expense from continuing operations consists of the following:

	2021	2020	2019
Current taxes	$5,321	$(71,316)	$(274,480)
Deferred taxes	-	-	-
Income tax (benefit)	$5,321	$(71,316)	$(274,480)

Current income tax (benefit) expense was recorded in 2021, 2020 and 2019 and was related to differences between the book and corporate income tax returns.

	2021	2020	2019
PRC statutory tax rate	25%	25%	25%
Computed expected income tax (benefit) expense	$(2,479,885)	$(4,600,631)	$(967,185)
Tax rate differential benefit from tax holiday	950,843	1,805,951	180,996
Permanent differences	288,914	248,636	(203,842)
Tax effect of deductible temporary differences not recognized	837,438	1,826,684	333,891
Non-deductible tax loss	408,011	648,004	381,660
Income tax (benefit)	$5,321	$(71,316)	$(274,480)

The significant components of deferred tax assets and deferred tax liabilities were as follows as of December 31, 2021 and 2020:

	December 31, 2021		December 31, 2020
	Deferred	Deferred	Deferred	Deferred
	Tax	Tax	Tax	Tax
	Assets	Liabilities	Assets	Liabilities
Allowance for credit losses	$4,537,564	$-	$3,640,083	$-
Loss carry-forwards	5,080,165	-	3,714,825	-
Fixed assets	25,406	(272,344)	80,456	(258,451)
Inventory valuation	329,915	-	369,064	-
Cryptocurrency valuation	81,447	-	-	-
Accrued liabilities	15,038	-	-	-
Long-term investments	5,897	-	5,736	-
Intangible assets	-	137,973	-	134,197
Gross deferred tax assets and (liabilities)	10,075,432	(134,371)	7,810,164	(124,254)

Valuation allowance	(9,941,061)	-	(7,685,910)	-
Total deferred tax assets and (liabilities)	$134,371	$(134,371)	$124,254	$(124,254)

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company has net operating loss carry forwards totaling RMB177.2 million ($27.9 million) as of December 31, 2021, substantially all of which were from PRC subsidiaries and will expire on various dates through December 31, 2025. Valuation allowance for deferred tax asset was fully provided. As of December 31, 2021, the Company also has net operating loss of approximately $3.3 million from the parent, Taoping Inc., a BVI company who is treated as a US corporation for the US tax purposes.

IST is approved as being high-technology enterprises and subject to PRC enterprise income tax rate (“EIT”) at 15%. For Biznest, the income tax starts from the earning year, is tax exempt for the first two years and is subject to 12.5% income tax rate for year 3-5.

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

The Company’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. Any accrued interest or penalties associated with any unrecognized tax benefits were not significant for the year ended December 31, 2021, 2020, and 2019.

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

13. OTHER CURRENT AND NON-CURRENT ASSETS

(a) As of December 31, 2021 and 2020, other current assets consist of:

	December 31, 2021	December 31, 2020
Advances to unrelated-parties (i)	$937,235	$8,305
Advances to employees	49,218	45,396
Other current assets	231,695	119,325
	$1,218,148	$173,026

(i)	The advances to unrelated parties for business development are non-interest bearing and are due on demand.

As of December 31, 2021, the balance included the amount due from a third-party vendor of approximately $747,000. According to the contract and its subsequent amendment, the vendor is contracted to perform consulting service of market research as subcontractor and to facilitate the development of the new media advertising market.

Based on the amendment of the contract, the Company agrees to make advances to the vendor specifically for its market development purposes, and the total commitment of funding was RMB6 million (USD $929,532). Meanwhile, the Company agrees to pay the vendor a 12% commission fee based on the advertising revenue it has facilitated, and a 50% subcontractor fee based on the consulting services revenue, tax inclusive.

If the Company’s revenue facilitated by the vendor does not reach certain threshold during specified periods, the contract could be terminated by the Company, and all funding with applicable interest, less any commissions and subcontractor fees payable to the vendor, shall be repaid to the Company within one month after the termination of the contract. If the two parties terminate the cooperation on the condition that the vendor meet the target, all funding without interest, shall be repaid.

The first period as specified is from January 1, 2021 to December 31, 2021 with a threshold revenue of RMB 15 million (approximately USD $2,294,400). The threshold revenue is to increase by 30% in the year 2022. As of December 31, 2021, revenue facilitated by the vendor has reached RMB15.2 million (approximately USD $2,386,360). The Company will continue to monitor the revenue facilitated by the vendor and assess if an event occurs or circumstance changes that would potentially indicate that the carrying amount of the receivable was impaired.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(b) As of December 31, 2021 and 2020, Other assets, non-current consist of:

	December 31, 2021	December 31, 2020
Other assets, non-current, net	$2,948,681	$4,302,000
	$2,948,681	$4,302,000

During 2019 and 2020, the Company advanced RMB 30 million (USD $4.3 million) to a vendor, whom the Company has contracted to develop a vehicular IOT smart advertising software (“Internet of Vehicle” or “IOV” software) to interconnect to the Company’s new media advertising sharing platform expanding its advertising capability to people riding in motor vehicles. According to the contract and its subsequent amendment, total commitment of the funding was RMB 30 million (USD $4.3 million). The vendor is solely responsible for hardware and software development and marketing the vehicular terminal. The Company financially supports development cost of IOV software in exchange for advertising revenue generated from the software for four years of the contract term.

Based on the amendment of the contract, if the Company’s new media advertising revenue generated from IOV software does not reach certain threshold during specified period, the contract could be terminated by the Company, and all funding with applicable interest, and less the revenue generated from the IOV software shall be repaid to the Company within one half year after the termination of the contract. Before the full repayment of the funding, the Company owns 100% of the title of the IOV software and related equipment, which will be transferred to the vendor upon its repayment of the total funding plus applicable interest.

Starting in October 2020, IOV software revenue will be divided into eight periods. The first period as specified was from October 1, 2020 to April 30, 2021 with a threshold advertising revenue from IOV software of RMB 3 million (approximately USD $462,000). The revenue is to increase incrementally by 15% in every six months going forward until the contract expires four years after the commencing date of the operation. The first period as specified was from October 1, 2020 to April 30, 2021 with advertising revenue from IOV software of RMB 3 million (approximately USD $462,000). The second period as specified was from May 1, 2021 to November 30, 2021 with advertising revenue from IOV software of RMB 3.3 million (approximately USD $510,000). In 2022, The Company will continue to monitor advertising revenue generation from the IOV software and evaluate for impairment, if an event occurs or circumstance changes that would potentially indicate that the carrying amount of the asset exceeded its fair value. The vendor will own the title of the IOV software upon its fulfillment of the contract obligations after three years.

The development of IOV software was completed by September 30, 2020. Since Company has the right to use the IOV software in the contract term, software was capitalized as “other assets, non-current, net” and started to amortize from October 1, 2020 over the four-year contract term. As of December 31, 2021 and December 31, 2020, the balance of “other assets, non-current, net” was $2,948,681 and $4,302,000, Respectively. The reduction of the amount receivable was approximately $1.4 million for the year ended December 31, 2021.

If full repayment is achieved within the contract term, the Company might be charged to continue using the software and related equipment, depending on both parties’ future agreement.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14. OPERATING LEASES

In addition to the lease with a related party for computing server room in Dongguan City, in April 2021, the Company leased an office space, two server rooms, and a dormitory in Hong Kong for executing the Blockchain business strategy. The fixed monthly lease payment for the office space is $21,972 (HKD 170,775) (all inclusive of rental, property management fee, utility, and applicable tax) with a lease term of three years ending April 18, 2024. The fixed monthly lease payment for the server rooms is $7,462 (HKD 58,000) (all inclusive of rental, management fee, utility, and applicable tax) with a lease term of three years ending May 16, 2024. The fixed monthly lease payment for the dormitory is $4,374 (HKD 34,000) including rental and management fee with a lease term of two years ending April 19, 2023. All lease agreements have no variable lease payment nor option to purchase the underlying assets. There was no initial direct cost associated with the office space lease agreement. The initial direct costs associated with the lease for server rooms and dormitory are $7,462 (HKD 58,000), and $2,187 (HKD 17,000), respectively.

The Company has also leased specific and identifiable wall spaces with a certain dimension in commercial and residential building lobbies, inside elevators, elevator waiting areas, and various places to install the new media advertising display terminals without substitution for purpose of broadcasting advertisements paid by the customers to promote their businesses or special events. The lease terms with negotiated payment terms range from one year to three years, and the rental costs vary depending on the number of spots where the display terminals are installed and the duration of the leases.

The Company incurred rent expenses of approximately $335,000 whereas rent expenses for short-term lease were approximately $1,100 for the year ended December 31, 2021. As of December 31, 2021, lease liabilities also included unpaid rent for expired long-term leases of approximately $78,000.

The Company has elected to apply the short-term lease exception to all leases with a term of one year or less. The future short-term lease costs are $nil for the year subsequent to December 31, 2021.

Weighted-average remaining lease term as of December 31, 2021, and discount rate for its operating leases are as follows:

Weighted-average remaining lease term	27.4 months
Weighted-average discount rate	4.75%

The weighted-average discount rate was based on the three-year interest rate of People’s Bank of China.

The following table outlines maturities of operating lease liabilities as of December, 2021:

Year ending December 31	Leases for office/ server rooms/ Dormitory	Wall Space Leases
2022	$424,348	$3,024
2023	385,236	-
2024	170,903	-
Total lease payments	980,487	3,024
Less: Imputed interest	(87,006)	-
Present value of lease liabilities	$893,481	$3,024

15. LONG-TERM INVESTMENTS

As of December 31, 2021, the carrying value of the Company’s equity investments were $679,807, which consisted of the followings:

(1) Equity method investments:

As of December 31, 2021, the Company’s equity method investments had a carrying value of $285,137 which were as follows:

Investees	Abbreviation	% of Ownership	Carrying value
Qingdao Taoping IoT Co., Ltd.	QD Taoping, or QD	47%	$-
Yunnan Taoping IoT Co., Ltd.	YN Taoping, or YN	40%	147,257
Jiangsu Taoping IoT Technology Co., Ltd.	JS Taoping, or JS	25%	128,333
Jiangsu Taoping New Media Co., Ltd	JS New Media, or JN	21%	9,547
			$285,137

The Company’s initial investments in the above equity method investments were approximately $1.9 million. The Company recognized losses from equity method investments of approximately $0.8 million and no impairment on equity method investments from the acquisition date June 9, 2021 to December 31, 2021.

(2) Equity investments without readily determinable fair value that is not accounted for under equity method accounting:

In accordance with ASC 321, the Company elected to use the measurement alternative to measure such investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any.

As of December 31, 2021, the carrying value for the equity investments without readily determinable fair value was $394,670. The total initial investments to the equity investments without readily determinable fair value were approximately $710,786. Impairment of approximately $0.09 million was recognized for year ended December 31, 2021.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16. CONVERTIBLE NOTE PAYABLE

In October 2019, March 2020, and September 2020, the Company issued Convertible Promissory Notes with principal amount of $1.04 million, $1,48 million and $1.48 million, respectively (Note-1, Note-2, and Note-3, collectively “Notes”). All three Notes mature in 12 months from the issue dates of the Notes (the “Maturity Dates”), carrying an interest rate of 5% per annum and an original issue discount (OID) to cover investors’ transaction costs of the Notes. In September and October 2020, the principal balance and the accrued interest of Note-1 was fully converted to 454,097 ordinary shares of the Company with no par value at a conversion price of $2.4. In September and December 2020, the principal balance and the accrued interest of Note-2 was fully converted to 612,748 ordinary shares of the Company with no par value at a conversion price of $2.42 and 2.57, respectively. The total amount of principal and accrued interest converted of Note-1 and Note-2 was approximately $2.6 Million. As of December 31, 2020, there was no outstanding balance and unamortized debt issuance cost of Note-1 and Note-2, and the outstanding balance of Note-3 was $1,180,908 net of unamortized debt discount of $299,695. As of December 31, 2021, there was no outstanding balance and unamortized debt issuance cost of Note-3.

In conjunction with issuance of the Notes, the Company also issued the holders of the Notes warrants to purchase 26,667, 53,334, and 53,334 ordinary shares of the Company, at an exercise price of $9 with a cashless-exercise option. The warrants will expire in three years from the dates of issuance, respectively.

In June 2021, the investor of Note-3 converted $740,000 of principal amount of the convertible note along with accrued interest of $26,208 into 298,716 ordinary shares of the Company with no par value at a conversion price of $2.565. In October 2021, a total of $777,000 including outstanding principal amount of $740,000 and accrued interest of $37,000 of Note-3 was repaid to the investor. As a result, the outstanding balance of Note-3 was $nil as of December 31, 2021.

The Company recognized interest expense of approximately $160,216 for Note-1, $244,871 for Note-2, and $119,648 for Note-3 for the year ended December 31, 2020 including interest relating to contractual interest obligation approximately of $37,000 and amortization of the discounts and debt issuance cost approximately of $124,000 for Note-1 and interest relating to contractual interest obligation approximately of $46,000 and amortization of the discounts and debt issuance cost approximately of $199,000 for Note-2, and interest relating to contractual interest obligation approximately of $19,000 and amortization of the discounts and debt issuance cost approximately of $101,000 for Note-3. The Company recognized interest expense of approximately $354,000 for Note-3 including interest relating to contractual interest obligation of $55,000 and amortization of debt discount of $299,000 for the year ended December 31, 2021.

17. OTHER PAYABLES AND ACCRUED EXPENSES

As of December 31, 2021 and 2020, other payables and accrued expenses consist of:

	December 31, 2021	December 31, 2020
Advances from unrelated third-parties (i)	$770,612	$469,418
Other taxes payable (ii)	3,665,976	4,089,013
Unrecognized tax benefits (iii)	-	433,000
Accrued professional fees	9,279	404,025
Amount due to employees(iv)	87,889	65,785
Other current liabilities (v)	359,743	1,174,856
	$4,893,499	$6,636,097

(i)	The advances from unrelated parties are non-interest bearing and due on demand.

(ii)	The other taxes payable were the amounts due to the value added tax, business tax, city maintenance and construction tax, and individual income tax.

(iii)	The Unrecognized tax benefits refer to the land value added tax due to the sale of property, equipment, and land use rights in September 2015. As of December 31, 2021, the unrecognized tax liability passed the 5-year statute of limitation and recognized as other income in the consolidated statement of operations.

(iv)	The amounts due to employees were pertaining to employees’ out-of-pocket expenses for travel and meal allowance, etc.

(v)	The other current liabilities as of December 31, 2021 included the security and deposit of approximate $264,000. The decrease of the balance as at December 31, 2021 was caused by: a) approximate of $203,000 payable of prior year’s government funding has been settled for the year ended December 31, 2021, and b) $767,500 for ordinary shares converted from the convertible debt have been issued for the year ended December 31, 2021.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18. RESERVE AND DISTRIBUTION OF PROFIT

In accordance with relevant PRC regulations and the Articles of Association of our PRC subsidiaries, our PRC subsidiaries are required to allocate at least 10% of their annual after-tax profits determined in accordance with PRC statutory financial statements to a statutory general reserve fund until the amounts in said fund reaches 50% of their registered capital. As of December 31, 2021 and 2020, the balance of general reserve was $14.0 million, respectively.

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

In the first half of 2020, the Company issued a total of 30,000 ordinary shares as compensation of investor relations service, fair value of which was approximately $144,000 and was amortized over the service period until July 21, 2020.

In April 2020, the Company issued 16,667 restricted shares to a consultant as its service compensation. The fair value of the restricted shares was approximately $16,185, which was amortized over the service period until April 1, 2021.

In July 2020, the Company issued 42,000 ordinary shares to a consultant as service compensation. The fair value of issued shares was approximately $101,000, which is amortized over the service period for the service period until January 20, 2021.

In July and September 2020, the Company issued an aggregate of 13,110 ordinary shares to an employee for the individual’s job performance. The fair value of issued shares was approximately $65,000.

In September 2020, the Company issued 16,220 restricted shares to a consultant as a part of finder fees for the financing services, the fair value of which was approximately $41,000.

In September, October, and December 2020, the holders of the convertible notes issued in September 2019, and March 2020 converted all principal balance of the notes and accrued interests to the Company’s ordinary shares in an aggregate of 1,066,845 ordinary shares of which 299,318 shares converted on December 30, 2020 were not issued until February 2021 (see Note 16). The total amount of principal and accrued interest converted was approximately $2.6 million, of which $1.8 million was converted into the ordinary shares as of December 31, 2020, and $0.8 million was converted into the ordinary shares in the first half of 2021.

In January 2021, the Company issued a total of 740,740 ordinary shares to certain individual investors at $2.7 per share, which generated approximately $1.99 million net proceeds for the Company.

In January 2021, the Company issued 7,000 ordinary shares with fair value of approximately $21,840 to a consultant as compensation for the consulting service.

In February 2021, the Company issued a total of 1.9 million ordinary shares to certain institutional and individual investors at $4.08 per share, resulting in approximately $7.74 million mill net proceeds for the Company.

In March 2021, the Company issued 200,000 ordinary shares with fair value of approximately $2,792,000 to certain employees for their job performance.

In March 2021, the Company issued 500,000 ordinary shares in the registered direct offering at the offering price of $6.70 per share resulting in approximately $3.34 million net proceeds for the Company.

In June 2021, the Company issued 1,213,630 ordinary shares with 6 months restricted period upon the closing of acquisition of Taoping New Media Co., Ltd (“TNM”), at unit price of $5.27 per share with discounts for lack of marketability as the consideration equivalent to approximately $5.4 million for acquiring 100% equity interest of TNM.

In June 2021, the holder of the convertible note issued in September 2020 converted 50% principal balance of the note and accrued interests to the Company’s ordinary shares in an aggregate of 298,716 ordinary shares (see Note 16).

In July 2021, the Company issued a total of 1,200,000 ordinary shares in a registered direct offering at $4.15 per share, which generated approximately $4.7 million net proceeds for the Company.

In September 2021, the Company issued 612,245 ordinary shares at a price of $2.6 per share with discounts for lack of marketability, as the consideration of approximately $1.8 million for acquiring 100% equity interest of iASPEC.

In November 2021, the Company issued 45,000 restricted shares with a fair value of $136,350 to a financial intermediary service organization as a compensation for the intermediary service.

In December 2021, the Company issued 10,000 ordinary shares with a fair value of $29,200 to a consultant as a compensation for his service.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(b) Stock-based compensation

The following table provides the details of the share-based payments expense during the year ended December 31, 2021, 2020, and 2019:

	For the Year Ended
	December 31, 2021		December 31, 2020		December 31, 2019
Employees and directors share-based payments	$2,950,000	(a)(c)	$298,000	(a)(c)	$494,000	(c)
Stock options issued for services	$-		$89,000	(d)	$67,000	(d)
Shares issued for services	$187,000	(a)	$357,000	(a)	$19,000	(a)
	$3,137,000		$744,000		$580,000

(c) Stock options to employees and directors

On May 9, 2016, the Board of Directors of the Company adopted the 2016 Equity Incentive Plan, or the 2016 Plan. Pursuant to the 2016 Plan, the Company may offer up to 833,334 ordinary shares as equity incentives to its directors, employees and consultants. Such number of shares is subject to adjustment in the event of certain reorganizations, mergers, business combinations, recapitalizations, stock splits, stock dividends, or other change in the corporate structure of the Company affecting the issuable shares under the 2016 Plan. The Company accounts for its stock option awards to employees and directors pursuant to the provisions of ASC 718, Compensation – Stock Compensation. The fair value of each option award is estimated on the date of grant using the Black-Scholes Merton valuation model. The Company recognizes the fair value of each option as compensation expense ratably using the straight-line attribution method over the service period, which is generally the vesting period.

On May 27, 2016, the Company granted options to purchase an aggregate of 452,000 ordinary shares under the 2016 Plan. The fair value of these options was approximately $1.6 million at the date of the grant, which was fully amortized as of December 31, 2019. Approximately $365,000 was recorded as compensation and included in administrative expenses in the consolidated statements of operations for the services provided for the year ended December 31, 2019.

On May 17, 2017, the Company granted options to employees and directors to purchase an aggregate of 160,000 ordinary shares under the 2016 Plan. The fair value of these options was approximately $0.5 million at the date of the grant, which was fully vested and amortized as of December 31, 2020. Approximately $92,000, and $129,000 was recorded as compensation and included in administrative expenses in the consolidated statements of operations for the services provided for the year ended December 31, 2020, and 2019, respectively.

On July 24, 2020, the Company granted options to employees and directors to purchase an aggregate of 333,348 ordinary shares under the 2016 Plan. The fair value of these options was approximately $0.3 million at the date of the grant, of which approximately $160,000 and $140,000 was recorded as compensation and included in administrative expenses in the consolidated statements of operations for the services provided for the year ended December 31, 2021, and 2020 respectively.

On July 31, 2020, the stock options granted to employees and directors in 2016 and 2017 were fully exercised on a cashless method, and 72,414 ordinary shares were issued, as a result.

Stock option activity for the year ended December 31, 2021, 2020 and 2019 is summarized as follows:

			Weighted Average
			Remaining
		Weighted	Contractual	Aggregated
	Options	Average	Life	Intrinsic
	Outstanding *	Exercise Price*	(Year)	Value
Outstanding at January 1, 2019	333,700	$6.66	2.40	$188,790
Exercised	-	-	-	-
Canceled	(36,800)	$6.90	-	$-
Outstanding at December 31, 2019	296,900	$6.66	1.4	$-
Granted	333,348	2.4	-	-
Exercised	(294,733)	6.66	-	-
Canceled	(9,167)	$3.48	-	$-
Outstanding at December 31, 2020	326,348	2.4	2.6	143,587
Granted	-		-	-
Exercised	-		-	-
Canceled	(28,667)	$2.4	-	$-
Outstanding at December 31, 2021	297,681	2.4	1.6	714,400
Vested and expected to be vested as of December 31, 2021	297,681	2.4	1.6	714,600
Options exercisable as of December 31, 2021 (vested)	-	-	-	-

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

There were no stock options granted to employees granted to employees during the year ended December 31, 2021. There were 333,348 stock options granted to employees during the year ended December 31, 2020. No options were granted to employees during the year ended December 31, 2019. There was no option exercised during the year ended December 31, 2021.The total intrinsic value of stock options exercised during the years ended December 31, 2020 was approximately and $637,000, and there was no option exercised during the year ended December 31, 2019. The Company did not receive any proceeds related to the cashless exercise of stock options from employees for the years ended December 31, 2021, 2020 and 2019.

The following table summarizes the status of options which contain vesting provisions:

		Weighted
		Average
		Grant Date
	Options*	Fair Value*
Non-vested at January 1, 2021	326,348	$1.01
Granted	-	$
Vested	(297,681)	$1.01
Canceled	(28,667)	$1.01
Non-vested at December 31, 2021	-	$-

As of December 31, 2021 and 2020, approximately $0.2 million and $0.2 million of total unrecognized compensation expense related to non-vested share options expected to be recognized over a weighted average remaining vesting period of approximately 0 year and 0.3 year respectively. The total fair value of options vested during the year ended December 31, 2021, 2020 and 2019 was approximately $0.2 million, $0.1 million and $0.6 million, respectively. To the extent the actual forfeiture rate is different from what the Company has anticipated; stock-based compensation related to these awards will be different from its expectations.

*	On July 30, 2020, the Company implemented a one-for-six reverse stock split of the Company’s issued and outstanding ordinary shares. Except shares authorized, all share and per share information has been retroactively adjusted to give effect to the reverse stock split for all periods presented, unless otherwise indicated.

(d) Stock options and warrants to non-employees

Pursuant to the Company’s 2016 Equity Incentive Plan, for the year ended December 31, 2018, the Company issued 33,333 stock options to consultants with 20,833 options vested in 2018 and 12,500 options vested in 2019. The stock options issued to non-employees would be forfeited either three months after the expiration of the service agreement or upon the expiry of contractual life of the options. On February 20, 2019, the Company issued warrants to the Consultant to purchase 25,000 of the Company’s ordinary shares with exercise price at $6.60 per share, which was fully exercised in cashless for 6,250 ordinary shares on July 31, 2020. On April 2, 2020, the Company issued warrants to the Consultant to purchase 16,667 of the Company’s ordinary shares, no par value with an exercise price at $2.52 per share, which was fully exercised in cashless for 11,894 ordinary shares on July 31, 2020. In July 2020, the Company granted options to certain consultants to purchase an aggregate of 57,366 ordinary shares of the Company with an exercise price at $2.64 per share. The options were fully vested at the grant date as a rewarding for the past service of the consultants. Before the adoption of ASU2018-07, the fair value of the options and warrants issued to consultants was estimated on the measurement date using the Black-Scholes Merton valuation model, after the adoption on January 1, 2019, the fair value of the equity awards to consultants was measured on the grant date. In February, 2021 and April, 2021, the Company issued 1,915,000 warrants to the consultants. The Company expensed to administrative expense approximately $77,000, $89,000, and $67,000 for the years ended December 31, 2021, 2020 and 2019, respectively.

The issuance of warrants to purchase up to 1,000,000 ordinary shares to certain consultants in February 2021 has been expired as of December 31, 2021. The issuance of warrants to purchase up to 900,000 ordinary shares to certain consultants in April 2021 has been cancelled as of December 31, 2021.

As of December 31, 2021, the exercise price for the stock options issued to non-employee for service was $3.40 and remaining life was 1.26 years. The stock options granted to non-employees were expired in three years after the grant date. The following table outlines the options outstanding and exercisable as of December 31, 2021:

	2021
	Number of
	Options
	Outstanding	Exercise	Expiration
	and Exercisable	Price	Date
July 2020 stock options to consultants	57,366	$2.64	07/09/2023
April 2021 warrants to consultant	15,000	$6.30	04/15/2022
Total	72,366

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20. CONSOLIDATED SEGMENT DATA

Segment information is consistent with how management reviews the businesses, makes investing and resource allocation decisions and assesses operating performance. Transfers and sales between reportable segments, if any, are recorded at cost.

The Company reports financial and operating information in the following three segments:

(1)	Cloud-based Technology (CBT) segment — It includes the Company’s cloud-based products, high-end data storage servers and related services sold to private sectors including new media, healthcare, education and residential community management, and among other industries and applications. In this segment, the Company generates revenues from the sales of hardware and software total solutions with proprietary software and content as well as from designing and developing software products specifically customized for private sector customers’ needs for a fixed price. The Company includes the revenue and cost of revenue of high-end data storage servers in the CBT segment. Advertising services is included in the CBT segment, after the Company consummated the acquisition of TNM. Advertisements are delivered to the ads display terminals and vehicular ads display terminals through the Company’s cloud-based new media sharing platform. Incorporation of advertising services complements the Company’s out-of-home advertising business strategy.

(2)	Blockchain Technology (BT) segment — The BT segment is the Company’s newly formed business sector. Cryptocurrency mining is the first initiative implemented in the BT segment.

(3)	Traditional Information Technology (TIT) segment — The TIT segment includes the Company’s project-based technology products and services sold to the public sector. The solutions the Company has sold primarily include Geographic Information Systems (GIS), Digital Public Security Technology (DPST), and Digital Hospital Information Systems (DHIS). In this segment, the Company generates revenues from sales of hardware and system integration services. As a result of the business transformation, the TIT segment is gradually being phased out in 2021.

Selected information by segment is presented in the following tables for the year ended December 31, 2021, 2020, and 2019.

	2021	2020	2019
Revenues(1)
TIT Segment	$636,743	$377,499	$241,132
CBT Segment	18,753,836	10,685,276	13,550,171
BT Segment	5,455,345	-	-
	$24,845,924	$11,062,775	$13,791,303

(1)	Revenues by operating segments exclude intercompany transactions.

	2021	2020	2019
(Loss) income from operations
TIT Segment	$570,220	$(166,727)	$(662,556)
CBT Segment	(7,668,616)	(15,268,750)	(2,037,151)
BT Segment	(1,615,446)	-	-
Corporate and others(2)	-	(1,931,252)	(1,472,454)
(Loss) income from operations	(8,713,842)	(17,366,729)	(4,172,161)
Corporate other income, net	(281,984)	(22,580)	669,755
Corporate interest income	4,640	4,798	133,517
Corporate interest expense	(928,352)	(1,018,013)	(499,852)
(Loss) before income taxes	(9,919,538)	(18,402,524)	(3,868,741)

Income tax benefit	(5,321)	71,316	274,480
Net (loss)	(9,924,859)	(18,331,208)	(3,594,261)

Less: Loss (income) attributable to the non-controlling interest	-	636,433	11,929
Net (loss) income attributable to the Company	$(9,924,859)	$(17,694,775)	$(3,582,332)

(2)	Includes non-cash compensation, professional fees and consultancy fees for the Company.

Non-cash employee compensation by segment for the year ended December 31, 2021, 2020, and 2019 are as follows:

	2021	2020	2019
Non-cash employee compensation:
Corporate and others	2,950,070	298,091	494,316
	$2,950,070	$298,091	$494,316

Depreciation and amortization by segment for the year ended December 31, 2021, 2020, and 2019 are as follows:

	2021	2020	2019
Depreciation and amortization:
TIT Segment	$13,173	$19,783	$17,278
CBT Segment	2,293,030	3,459,861	2,883,674
BT Segment	1,398,615	-	-
	$3,704,818	$3,479,644	$2,900,952

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	2021	2020	2019
Provisions for allowance for credit losses on accounts receivable, other receivable and advances to suppliers:
TIT Segment	$(658,035)	$36,895	$344,550
CBT Segment	6,192,425	13,484,287	3,283,994
BT Segment	7,327	-	-
	$5,541,717	$13,521,182	$3,628,544

	2021	2020	2019
Inventory obsolescence provision:
TIT Segment	$-	$10,943	$2,366
CBT Segment	(82,255)	(5,318)	112,824
	$(82,255)	$5,625	$115,190

Total assets by segment as at December 31, 2021 and 2020 are as follows:

	2021	2020
Total assets
TIT Segment	$6,462,162	$213,329
CBT Segment	30,981,079	30,488,753
BT Segment	9,712,250
Corporate and others	-	74,569
	$47,155,491	$30,776,651

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21. COMMITMENTS AND CONTINGENCIES

The Company may from time to time be subject to legal proceedings, investigations, and claims incidental to conduct of our business. The Company is currently subject to a legal proceeding with the bankruptcy receiver (the Receiver) for Shenzhen Kejian Information Technology Co., Ltd. (Kejian). The Receiver was appointed by the bankruptcy court to liquidate Kejian that filed bankruptcy on December 6, 2016. On July 28, 2016, the Company received a payment in the amount of RMB 550,000 (approximately $89,000) from Kejian, which was considered as a preferential payment within 6 months from Kejian’s bankruptcy filing according to China bankruptcy laws and requested to return the amount to the Receiver. The Company has anticipated an unfavorable outcome from the lawsuit and accrued a contingent liability of $89,000 for the probable loss. On August 2, 2021, the Company received the initial judgment issued by Shenzhen Intermediate People’s Court, which supported the claims of the plaintiff. The Company filed an appeal within 15 days of the conclusion of the case. On October 20, 2021, the Higher People’s Court of Guangdong Province accepted the appeal. The Company is waiting for the hearing, and there is no court notice yet.

Although the COVID-19 pandemic has largely been contained in China, regional outbreaks of the infections persist in various localities. The negative impact from the pandemic to the out-of-home advertising business sector continues throughout 2021. The China government continues asserted efforts to vaccinate general population, social distancing, mandate mask wearing in the public places and public transportation, prohibit large gatherings, control travels to and from high-risk infectious areas, and track the source of infections. The COVID-19 pandemic may continue to adversely affect the Company’s business and results of operations.

22. CONCENTRATIONS

For the year ended December 31, 2021, 2020 and 2019, no customer accounted for greater than 10% of revenue. For the year ended December 31, 2021, 2020, and 2019, the Company’s top five customers accounted for 19%, 25% and 24% of the Company’s revenues, respectively.

The Company’s top five accounts receivable accounted for 19% and 25% of accounts receivable as of December 31, 2021 and 2020, respectively. No customer each accounted for greater than 10% or more of accounts receivable as of December 31, 2021 and 2020.

For the year ended December 31, 2021, 2020 and 2019, approximately 69%, 62% and 97%, respectively, of total inventory purchases were from five unrelated suppliers. Three suppliers each accounted for greater than 10% of total inventory purchases in 2021, three and two suppliers each accounted for greater than 10% of total inventory purchases in 2020 and 2019.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23. SUBSEQUENT EVENTS

On January 11, 2022, the Company entered into a strategic cooperation agreement with Shenzhen Zhicheng Chuangtou New Energy Co., Ltd. (“Zhicheng Chuangtou”) to expand its smart charging pile market. Pursuant to the agreement, which has a term of three years, the Company is responsible for the market development and installation of the smart charging piles produced by Zhicheng Chuangtou. Zhicheng Chuangtou is responsible for providing charging piles and other ancillary products, as well as for the operation and management of smart charging piles after installation. The Company has planned to use its channels like Taoping Alliance network to expand the market across the country and reach out to potential property management companies. The Company expects to expand coverage to 50 cities by the end of 2022 and complete pilot projects in these cities.

On January 19, 2022, the Company entered into a share purchase agreement to acquire 95.56% equity interest in Zhenjiang Taoping IoT Technology Limited (“Zhenjiang Taoping”), aiming to accelerate the Company’s smart charging pile and digital new media businesses in East China. Pursuant to the share purchase agreement, the Company has agreed to issue to the shareholders of Zhenjiang Taoping a total of 201,552 restricted ordinary shares, calculated as $391,011 being divided by the average closing price of the Company’s ordinary shares over the 20 trading days prior to the execution of the share purchase agreement, which was $1.94 per share. According to the share purchase agreement, the shares are expected to be issued in three phases. The first phase will issue 67,184 shares within 20 days after closing of the transaction; the second phase will issue 67,184 shares before May 31, 2023; the third phase will issue 67,184 shares before May 31, 2024. Issuance of shares during the second and third phases will be conditioned upon the satisfaction of certain performance targets of Zhenjiang Taoping as set forth in the share purchase agreement. Specifically, the second phase issuance of restricted ordinary shares requires from the closing date to December 31, 2022, Zhenjiang Taoping have at least 2.5 million RMB of audited revenue and 0.5 million RMB of audited net income that may be consolidated into the Company’s consolidated financial statements; and to be eligible for the third phase issuance, Zhenjiang Taoping shall have at least 2.6 million RMB of revenue and 0.55 million RMB of net income that may be consolidated into the Company’s consolidated financial statements during the fiscal year 2023. Mr. Huan Li, the Chief Marketing Officer of the Company, is one of the shareholders of Zhenjiang Taoping and has agreed to transfer all of his 46% equity interest in Zhenjiang Taoping to the Company. The acquisition was closed on February 24, 2022. Upon the completion of the acquisition, the Company currently owns 100% equity interest in Zhenjiang Taoping.

On January 27, 2022, the Company entered into a strategic cooperation agreement with three other companies (BOE Yiyun Technology Co., Ltd.; Sichuan Lvfa Environmental Technology Co., Ltd.; and Wuxi Centennial Ronghua Technology Development Co., Ltd.) to cooperate on naked-eye 3D iGallery and “Smart Station” projects. Pursuant to the agreement, which has a term of five years, the Company is responsible for the market development of naked-eye 3D iGallery and “Smart Station” projects through its Taoping Alliance network and the overall operation of the new media advertising of Smart Station. The three partners are responsible to integrate and leverage their respective resources in brand, technology, channel, content, and operation to promote the development of naked-eye 3D iGallery and “Smart Station” projects in the market. The innovative iGallery digital art display offers a new way to show and share art. It provides a full range of solutions for different environments such as museums, schools, hotels and restaurants, office buildings, and homes. With the newly released naked-eye 3D iGallery, the audience can enjoy the cool visual impact without wearing 3D glasses. “Smart Station” is a modular smart portable public toilet. Based on the Internet of Things and biotechnology, the Smart Station does not need to connect with the sewage pipeline and can stay clean and stinky-free. The Smart Station also includes billboards, iGallery, shared power banks, and vending machines that help make the project sustainable. The booth-like Smart Station can be established in populated areas such as thoroughfares, parks, and tourist attractions. At present, the Smart Station project has been deployed and put into operation in Chengdu, Changsha, Chongqing, Shenzhen, and several other cities in China.

On February 17, 2022, the Company entered into a letter of intent (the “LOI”) with the shareholders of Fujian Taoping IoT Technology Limited (“Fujian Taoping”) to acquire at least 51% of the ownership of Fujian Taoping. Pursuant to the LOI, the purchase price, to be determined by the parties after the completion of due diligence of Fujian Taoping, will be paid in the form of ordinary shares of the Company. The LOI will be automatically terminated if no definitive agreements are entered into among the parties before December 31, 2022. Established in May 2017, Fujian Taoping has served over 2,000 customers so far. As of February 2022, Fujian Taoping’s self-operated and investment areas cover seven major cities in Fujian Province, including Fuzhou, Quanzhou, Zhangzhou, Nanping, Putian, Sanming, and Longyan. Currently, Fujian Taoping’s network has a total of 8,899 smart screen locations, covering more than 700 high-end residential areas, commercial centers, and office buildings. It laid a good foundation for the subsequent expansion of the smart community service in the local area. The proposed acquisition is expected to further strengthen the Company’s position in the new media and smart community service business in East China market,”

On March 2, 2022, the Company entered into a strategic cooperation agreement (“Agreement”) with Shenzhen Zhihui Yunti IoT Co., Ltd. (“Zhihui Yunti”) to jointly address the market needs of the elevator modernization and maintenance. Pursuant to the Agreement, which has a term of three years, the Company is responsible for the market development of the elevator modernization and maintenance project through its Taoping Alliance network. Zhihui Yunti is responsible for providing elevator cloud, elevator IoT and elevator ecosystem products and technical support, as well as for the operation and management after product installation. According to Research, the total number of elevators in operation in China reached nearly six million by the end of 2021. The market size of elevator modernization and maintenance is expected to reach $8.2 billion by the end of 2022. Through this collaboration, the Company and Zhihui Yunti can leverage respective resources to promote smart elevator management projects and seize the market opportunity.

