Form 20-F/A
period 2021-12-31
Taoping Inc.
filed 2022-10-31
CIK 1552670

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Flat A, 13/F, Waylee Industrial Centre

30-38 Tsuen King Circuit, Tsuen Wan

New Territories, Hong Kong

(Address of Principal Executive Offices)

Mr. Jianghuai Lin, Chief Executive Officer

Flat A, 13/F, Waylee Industrial Centre

30-38 Tsuen King Circuit, Tsuen Wan

New Territories, Hong Kong

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

EXPLANATORY NOTE

Taoping Inc. (the “Company” or “we”) filed its Annual Report on Form 20-F for the fiscal year ended December 31, 2021 (the “Original Annual Report”) with the Securities and Exchange Commission (the “SEC”) on May 2, 2022. The Company is filing this Amendment No. 1 (the “Amendment”) to the Original Annual Report, to add or revise disclosures in “Part I. Item 3. Key Information,” “Part I. Item 4. Information on the Company” “Part I. Item 5. Operating and Financial Review and Prospects” and “Part I. Item 8. Financial Information,” in order to, among other things, (i) provide additional disclosures regarding its former variable interest entity structure, (ii) add certain cross-references to the summary of risk factors, (iii) add a section titled “Regulatory Permissions to Operate Business” to disclose the permissions and approvals required to be obtained from Chinese authorities to operate its business, (iv) add quantitative disclosures about the cash flows within its organization, (v) add a subsection titled “Restrictions on Cash Transfers” to disclose the applicable restrictions on foreign exchange and its ability to transfer cash across borders and to U.S. investors, (vi) add a section titled “Enforceability of Civil Liabilities” to address the difficulty of bringing actions against the Company’s officers and directors who are located outside of the United States and enforcing judgments against them, (vii) update the corporate structure diagram and (viii) revise the footnotes to the Company’s consolidated financial statements, including “Note 2. Summary of Significant Accounting Policies” and “Note 10. Cryptocurrencies.” Accordingly, this Amendment includes a new consent of UHY LLP in Exhibit 15.1 hereto and a new consent of PKF Littlejohn LLP in Exhibit 15.2 hereto.

In addition, pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, the Amendment also contains new certifications by the principal executive officer and the principal financial officer in Exhibits 12.1, 12.2, 13.1 and 13.2 as required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002.

Except as specifically described above, this Amendment does not reflect events occurring after the filing of the Original Annual Report, nor does it modify or update disclosures therein in any way other than as required to reflect the revisions described above. Among other things, forward-looking statements made in the Original Annual Report have not been revised to reflect events that occurred or facts that became known to us after the filing of the Original Annual Report, and any such forward looking statements should be read in their historical context. Accordingly, this Amendment should be read in conjunction with the Original Annual Report.

Annual Report on Form 20-F

Year Ended December 31, 2021

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

Forward-Looking Information

In addition to historical information, this annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. We have attempted to identify forward-looking statements by terminology including “anticipates,” “believes,” “can,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “should,” or “will” or the negative of these terms or other comparable terminology. Such statements include, among others, those concerning market and industry segment growth and demand and acceptance of new and existing products; any projections of sales, earnings, revenue, margins or other financial items; any statements of the plans, strategies and objectives of management for future operations; and any statements regarding future economic conditions or performance, as well as all assumptions, expectations, predictions, intentions or beliefs about future events. You are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, as well as assumptions, which, if they were to ever materialize or prove incorrect, could cause the results of the Company to differ materially from those expressed or implied by such forward-looking statements. Potential risks and uncertainties include, among other things, the Company’s potential inability to achieve or sustain profitability or reasonably predict its future results due to the Company’s limited operating history of providing blockchain technology and smart cloud services, the effects of the global Covid-19 pandemic, the emergence of additional competing technologies, changes in domestic and foreign laws, regulations and taxes, uncertainties related to China’s legal system and economic, political and social events in China, the volatility of the securities markets; and other risks including, but not limited to, those that we discussed or referred to in Item 3 “Key information—D. Risk Factors” and elsewhere in this annual report.

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

PART I

Taoping is not an operating company but rather a holding company incorporated in the British Virgin Islands. Because Taoping has no business operations of its own, we conduct our business through Taoping’s operating subsidiaries, primarily in Hong Kong, mainland China and Kazakhstan. This structure involves unique risks to investors and you may never directly hold equity interests in Taoping’s operating entities. You are specifically cautioned that there are significant legal and operational risks associated with being based in or having the majority of operations in China, including that changes in the legal, political and economic policies of the Chinese government, the relations between China and the United States, or Chinese or United States regulations may materially and adversely affect our business, financial condition, results of operations and the market price of Taoping’s securities. Moreover, the Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of Taoping’s securities or could significantly limit or completely hinder our ability to offer or continue to offer Taoping securities to investors and cause the value of such securities to significantly decline or be worthless. For a detailed description of risks related to the holding corporate structure, see Item 3 “Key Information—D. Risk Factors—Risks Related to Doing Business in China”.

ITEM 3. KEY INFORMATION

Taoping was incorporated in the British Virgin Islands under the BVI Act on June 18, 2012. Taoping is not an operating company but rather a holding company conducting its operations through Taoping’s operating subsidiaries, primarily in Hong Kong, mainland China and Kazakhstan. This structure involves unique risks to investors and you may never directly hold equity interests in Taoping’s operating entities. Between July 2007 and September 2021, Taoping employed a variable interest entity structure where the operating entities were controlled and consolidated based on contractual agreements, rather than direct ownership, due to restrictions on foreign investment in value-added telecommunication business in China. Taoping dissolved such variable interest entity structure in September 2021 and ceased the e-commerce and related businesses which had constituted an insignificant portion of its consolidated revenue prior to such dissolution. See “—Regulatory Permissions to Operate Business” below for more information. Since then, Taoping has been owning all of the operating entities through one or more subsidiaries. While the variable interest entity structure was in place, Taoping did not experience any difficulty in controlling the operating entities through contractual arrangements and the terms of the contractual agreements relating to the variable interest entity structure had been complied with by the parties of such agreements

You are specifically cautioned that there are significant legal and operational risks associated with being based in or having the majority of operations in China. Specifically, the PRC government recently initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in China, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement. We do not believe that our subsidiaries in Hong Kong or mainland China are directly subject to these regulatory actions or statements, as we have not carried out any monopolistic behavior and our business does not involve the collection of personal information or implicate national security. We also have dissolved the variable interest entity structure in 2021 as our business does not involve any type of restricted industry. However, since these statements and regulatory actions by the PRC government are newly published and detailed official guidance and related implementation rules have not been issued or taken effect, uncertainties exist as to how soon the regulatory bodies in China will finalize implementation measures, and the impacts the modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list the Company’s securities on an U.S. or other foreign exchange. For a detailed description of various risks related to doing business in China, see Item 3 “Key Information—D. Risk Factors—Risks Related to Doing Business in China”.

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

Cash is transferred through our organization in the following manner:

●	Our equity structure is a direct holding structure, that is, Taoping, the British Virgin Islands entity listed in the U.S., controls its operating subsidiaries in Hong Kong, mainland China and Kazakhstan, through Taoping Holdings, a British Virgin Islands subsidiary of Taoping. See Item 4. “Information of the Company – A. History and Development of the Company – Corporate Structure” for more details.

●	As of the date of this report, neither Taoping nor any of its subsidiaries have paid dividends or made distributions to U.S. investors.

●	Within our direct holding structure, the cross-border transfer of funds from Taoping to its Chinese subsidiaries is legal and compliant with the laws and regulations of China. Taoping is permitted to provide funding to its subsidiaries in mainland China in the form of shareholder loans or capital contributions, subject to satisfaction of applicable government registration, approval and filing requirements of the respective jurisdiction. There are no quantity limits on Taoping’s ability to make capital contributions to its subsidiaries in mainland China under the PRC regulations. Historically, cash proceeds raised from overseas financing activities by Taoping have been first transferred to its BVI subsidiary, Taoping Holdings. Whenever we need to make capital contributions to either of our PRC subsidiaries by contributing any of such net proceeds, and convert the contributed proceeds into RMB, we will need to increase the PRC subsidiary’s registered capital by registering and/or filing the increase with the Ministry of Commerce or one of its local branches, the State Administration of Foreign Exchange (“SAFE”) or one of its local branches, or an authorized bank. If we transfer any of the proceeds to one of our PRC subsidiaries through loans, under current PRC law we will also need to register such loans with the SAFE or one of its local branches, and the amount that we may convert into RMB and loan to one of these entities will be limited by applicable SAFE regulations, in the case of a loan to one of our PRC subsidiaries, to the greater of (i) the difference between the subsidiary’s approved total investment and the subsidiary’s total registered capital and (ii) two times the PRC subsidiary’s net assets.

●	As a holding company, Taoping relies on dividends and other distributions on equity paid by its operating subsidiaries in Hong Kong, mainland China and Kazakhstan for cash requirements, including the funds necessary to pay dividends and other cash distributions to its shareholders or to any service expenses it may incur. For operating subsidiaries in mainland China, they will first transfer funds to Taoping Group in accordance with applicable laws and regulations of Hong Kong and mainland China, and then to Taoping through Taoping Holdings. Taoping will then distribute dividends to its shareholders in proportion to their respective shareholding, regardless of whether the shareholders are U.S. investors or investors in other countries or regions. As of the date of this report, none of our subsidiaries has made any transfers, dividends or other distributions to Taoping, the holding company. We intend to retain most, if not all, of our available funds and any future earnings to the development and growth of our business in China and do not expect to pay dividends in the foreseeable future.

●	The ability of our subsidiaries in mainland China to distribute dividends is based upon their distributable earnings. Current PRC regulations permit these subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our subsidiaries in mainland China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. These reserves are not distributable as cash dividends. In addition, if any of our operating subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to Taoping. We believe, other than above, current PRC regulations do not prohibit or limit using cash generated from one subsidiary to fund another subsidiary’s operations. We currently do not have our own cash management policy and procedures that dictate how funds are transferred.

The table below presents the cash flows between our subsidiaries for the fiscal years ended December 31, 2020 and 2021.

	Years Ended December 31,
Cash Flows Between Subsidiaries(1)	2020	2021
Advances between subsidiaries(2)	973,558	11,396,890
Settlement of trade credits between subsidiaries(3)	-	-
Additional paid-in capital by immediate parent company	-	7,064,437
Intercompany dividends or other distributions	-	-

(1) For ease of comparison over the financial periods presented, the “subsidiaries” in the table above include consolidated VIE entities as to the years ended December 31, 2020 and the first nine months of 2021.

(2) Represent the sum of advances among offshore subsidiaries (including BVI subsidiary, Hong Kong subsidiaries and Kazakhstan subsidiaries), and between such offshore subsidiaries and PRC subsidiaries in mainland China. These advances were made in the ordinary course of business, payable on demand and interest free.

(3) The trade credits extended between subsidiaries primarily related to provision of technical services, sales of products, and sublease of office between PRC subsidiaries. For the years ended December 31, 2020 and 2021, the trade credits between subsidiaries amounted to $944,715 and $323,383, respectively. The Company’s subsidiaries only record but do not settle the trade credits in cash between them, which is allowed under the PRC laws.

Restrictions on Cash Transfers

We face various restrictions and limitations on foreign exchange, our ability to transfer cash between entities, across borders and to U.S. investors, and our ability to distribute earnings from our subsidiaries to Taoping and holders of our ordinary shares. If our subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Pursuant to laws applicable to entities incorporated in the PRC, our subsidiaries in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires an annual appropriation of 10% of after-tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until the accumulative amount of such reserve fund reaches 50% of its registered capital; the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for the specific purposes of enterprise expansion, staff bonus and welfare, and are not distributable as cash dividends. Also, due to restrictions on the distribution of share capital from our PRC subsidiaries, the share capital of our PRC subsidiaries, is considered restricted.

Due to various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we may not be able to obtain the necessary government approvals or complete the necessary government registrations or other procedures on a timely basis, or at all, with respect to future loans or capital contributions by us to our PRC subsidiaries. This may delay or prevent us from using our offshore funds to make loans or capital contribution to our PRC subsidiaries, and thus may restrict our ability to execute our business strategy, and materially and adversely affect our liquidity and our ability to fund and expand our business.

Furthermore, due to restrictions on foreign exchange placed on our PRC subsidiaries by the PRC government under PRC laws and regulations, to the extent cash is located in the PRC or within a PRC domiciled entity and may need to be used to fund our operations outside of the PRC, the funds may not be available due to such limitations unless and until related approvals and registrations are obtained. Under regulations of the State Administration of Foreign Exchange (“SAFE”) of China, the Renminbi is not convertible into foreign currencies for capital account items, such as loans, repatriation of investments and investments outside of China, unless the prior approval of the SAFE is obtained and prior registration with the SAFE is made.

Regulatory Permissions to Operate Business

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

Investment activities in mainland China by foreign investors are governed by the Guiding Foreign Investment Direction, which was promulgated by the State Council on February 11, 2002, and came into effect on April 1, 2002, and the latest Special Administrative Measures (Negative List) for Foreign Investment Access (2021), or the Negative List, which was promulgated by the Ministry of Commerce (“MOFCOM”) and the National Development and Reform Commission (“NDRC”) on December 27, 2021, and took effect on January 1, 2022. The Negative List set out in a unified manner the restrictive measures, such as the requirements on shareholding percentages and management, for the access of foreign investments, and the industries that are prohibited for foreign investment. The Negative List covers 12 industries, and any field not falling in the Negative List shall be administered under the principle of equal treatment to domestic and foreign investment.

The Foreign Investment Law of the People’s Republic of China, or the Foreign Investment Law was promulgated by the NPC in March 2019 and become effective in January 2020. The investment activities of foreign natural persons, enterprises or other organizations (hereinafter referred to as foreign investors) directly or indirectly within the territory of mainland China are governed by the Foreign Investment Law, including: 1) establishing by foreign investors of foreign-invested enterprises in mainland China alone or jointly with other investors; 2) acquiring by foreign investors of shares, equity, property shares, or other similar interests of Chinese domestic enterprises; 3) investing by foreign investors in new projects in mainland China alone or jointly with other investors; and 4) other forms of investment prescribed by laws, administrative regulations or the State Council.

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

In light of the above restrictions and requirements, prior to the dissolution of our VIE structure in September 2021, we had conducted our value-added telecommunications businesses through our then consolidated VIEs. As a result of the dissolution of our VIE structure, we ceased the e-commerce and related businesses which had constituted a minor portion of our consolidated revenue. Based on the legal analysis of the Company’s in-house legal counsel, who is a licensed attorney in the PRC, we believe that none of our PRC subsidiaries’ current business is stipulated on the Negative List (2021 Version).

As a result, according to the laws and regulations currently in effect, our PRC subsidiaries are able to conduct their business without being subject to restrictions imposed by the foreign investment laws and regulations of the PRC and none of Taoping or our subsidiaries is required to obtain additional licenses or permits beyond a regular business license for each PRC subsidiary’s operations. Each of our PRC subsidiaries is required to obtain and has obtained such regular business license from the local branch of the SAMR. No application for any such license has been denied.

Enforceability of Civil Liabilities

British Virgin Islands

There is no statutory enforcement in the British Virgin Islands of judgments obtained in the U.S., however, the courts of the British Virgin Islands will in certain circumstances recognize such a foreign judgment and treat it as a cause of action in itself which may be sued upon as a debt at common law so that no retrial of the issues would be necessary, provided that:

●	the U.S. court issuing the judgment had jurisdiction in the matter and the company either submitted to such jurisdiction or was resident or carrying on business within such jurisdiction and was duly served with process;

●	the judgment is final and for a liquidated sum;

●	the judgment given by the U.S. court was not in respect of penalties, taxes, fines or similar fiscal or revenue obligations of the company;

●	in obtaining judgment there was no fraud on the part of the person in whose favor judgment was given or on the part of the court;

●	recognition or enforcement of the judgment in the British Virgin Islands would not be contrary to public policy; and

●	the proceedings pursuant to which judgment was obtained were not contrary to natural justice.

The British Virgin Islands courts are unlikely:

●	to recognise or enforce against the Company, judgments of courts of the U.S. predicated upon the civil liability provisions of the securities laws of the U.S.; and

●	to impose liabilities against the Company, predicated upon the certain civil liability provisions of the securities laws of the U.S. so far as the liabilities imposed by those provisions are penal in nature.

Substantially all of our assets are located outside the United States. In addition, a majority of our directors and officers are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons.

Hong Kong

Currently judgment of U.S. courts will not be directly enforced in Hong Kong. There are currently no treaties or other arrangements providing for reciprocal enforcement of foreign judgments between Hong Kong and the U.S. However, a judgment of a court in the U.S. predicated upon U.S. federal or state securities laws may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder, and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is (1) for a debt or a definite sum of money (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty) and (2) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud; (b) the proceedings in which the judgment was obtained were opposed to natural justice; (c) its enforcement or recognition would be contrary to the public policy of Hong Kong; (d) the court of the United States was not jurisdictionally competent; or (e) the judgment was in conflict with a prior Hong Kong judgment.

Summary of Risk Factors

There are a number of risks that you should consider and understand before making an investment decision regarding the Company’s securities. You should carefully consider all of the information set forth in this report and, in particular, the specific factors set forth in the section titled “Risk Factors” below. These risks include, but are not limited to:

●	As of the date of this report, we believe that we are not required to obtain any approval or prior permission to offer securities to foreign investors from the China Securities Regulatory Commission (the “CSRC”) or any other Chinese regulatory authority under the Chinese laws and regulations currently in effect. As of the date of this report, neither Taoping nor any of its subsidiaries has been informed by the CSRC, Cybersecurity Administration of China (the “CAC”) or any other Chinese regulatory authority of any requirements, approvals or permissions that we should obtain prior to any offering of Taoping’s securities in the future. Neither Taoping nor any of its subsidiaries has obtained the approval or clearance from either the CSRC or any other Chinese regulatory authority for the offering that we may make in the future. However, there remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities. The PRC regulatory agencies, including the CSRC or the CAC, may not reach the same conclusion as us. If we do not receive or maintain the approvals, or we inadvertently conclude that such approvals are not required but the CSRC or other PRC regulatory body subsequently determines that we need to obtain the approval for an offering or if the CSRC or any other PRC government authorities promulgates any interpretation or implements rules subsequently that would require us to obtain CSRC or other governmental approvals for an offering, we may not be able to proceed with the offering, face adverse actions or sanctions by the CSRC or any other PRC regulatory agencies. In any such event, these regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from the offering into the PRC or take other actions that could have a material adverse effect on our business, financial condition, the value of the Company’s securities, as well as the Company’s ability to offer or continue to offer securities to investors or cause such securities to significantly decline in value or become worthless. The risks arising from the legal system in China include risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little, if any, advance notice. As a result, there can be no assurance that we will not be subject to such requirements, approvals or permissions in the future. For additional information, see Item 3 “Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our business is subject to complex and evolving laws and regulations regarding privacy and data protection. Compliance with China’s new Data Security Law, Cybersecurity Review Measures, Personal Information Protection Law, Regulations on Network Data Security (draft for public comments), as well as additional laws, regulations and guidelines that the Chinese government promulgates in the future may entail significant expenses and could materially affect our business” on pages 26-27 and “Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The approval of the CSRC or other Chinese regulatory agencies may be required in connection with our future overseas capital-raising activities under Chinese law” on pages 28-29.

●	There are significant legal and operational risks associated with having significant business operations in China, including that changes in the legal, political and economic policies of the Chinese government, the relations between China and the United States, or Chinese or United States regulations may materially and adversely affect our business, financial condition, results of operations and the value of the Company’s securities. Any such changes may take place quickly and with very little notice and as a result, could significantly limit or completely hinder our ability to offer or continue to offer Taoping’s securities to investors, and could cause the value of Taoping’s securities to significantly decline or become worthless. Recent statements made and regulatory actions undertaken by China’s government, such as those related to data security or anti-monopoly concerns and any other future laws and regulations may require us to incur significant expenses and could materially affect our ability to conduct our business or accept foreign investments. For additional information, see Item 3 “Key Information—D. Risk Factors—Risks Related to Doing Business in China—Changes in U.S. and Chinese regulations or in relations between the United States and China may adversely impact our business, our operating results, our ability to raise capital and the value of the securities that we are registering. Any such changes may take place quickly and with very little notice” on pages 24-25 and “Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our business is subject to complex and evolving laws and regulations regarding privacy and data protection. Compliance with China’s new Data Security Law, Cybersecurity Review Measures, Personal Information Protection Law, Regulations on Network Data Security (draft for public comments), as well as additional laws, regulations and guidelines that the Chinese government promulgates in the future may entail significant expenses and could materially affect our business” on pages 26-27.

●	The increased regulatory scrutiny focusing on U.S.-listed companies with significant operations in China in the U.S. could add uncertainties to our business operations, share price and reputation. In recent years, as part of increased regulatory focus in the United States on access to audit information, the United States enacted the HFCA Act in December 2020. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to the PCAOB inspections for two consecutive years instead of three. Pursuant to the HFCA Act, the PCAOB issued a Determination Report on December 16, 2021 which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in such jurisdictions. In addition, the PCAOB’s report identified specific registered public accounting firms which are subject to these determinations. Our current registered public accounting firm, PKF, or our former registered public accounting firm, UHY LLP, is not headquartered in mainland China or Hong Kong and was not identified in this report as a firm subject to the PCAOB’s determination. They both are subject to full inspection by the PCAOB and the PCAOB is able to inspect the audit workpapers of our China subsidiaries, as such workpapers are electronic files possessed by our registered public accounting firms. However, if the PCAOB determines in the future that it cannot inspect or fully investigate our auditor at such future time, trading in the Company’s securities would be prohibited under the HFCA Act. For additional information, see Item 3 “Key Information—D. Risk Factors—Risks Related to Doing Business in China—The increased regulatory scrutiny focusing on U.S.-listed companies with significant operations in China in the U.S. could add uncertainties to our business operations, share price and reputation. Although our former auditor, UHY LLP, and current auditor, PKF, are both subject to inspection by the PCAOB, trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to the PCAOB inspections for two consecutive years instead of three” on pages 30-31.

●	The Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and in the value of the Company’s securities. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. For additional information, see Item 3 “Key Information—D. Risk Factors—Risks Related to Doing Business in China—The Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and in the value of our securities. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder Taoping’s ability to offer or continue to offer its securities to investors and cause the value of such securities to significantly decline or be worthless” on pages 24.

●	There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations. For additional information. For additional information, see Item 3 “Key Information—D. Risk Factors—Risks Related to Doing Business in China—There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations” on pages 25.

●	The cryptocurrency mining market is highly competitive and fragmented with low barriers to entry. We face uncertainties and challenges as we enter into the new blockchain technology business. For additional information, see Item 3 “Key Information—D. Risk Factors—Risks Relating to Our Business—The cryptocurrency mining market is highly competitive and fragmented with low barriers to entry. We face uncertainties and challenges as we enter into the new blockchain technology business” on page 11.

●	If the market for cryptocurrency ceases to exist or diminishes significantly, our business, results of operations and financial condition would be materially harmed. For additional information, see Item 3 “Key Information—D. Risk Factors—Risks Relating to Our Business—If the market for cryptocurrency ceases to exist or diminishes significantly, our business, results of operations and financial condition would be materially harmed” on pages 11-12.

●	Any failure to obtain or renew any required approvals, licenses, permits or certifications for our cryptocurrency mining business could materially and adversely affect our business and results of operations. For additional information, see Item 3 “Key Information—D. Risk Factors—Risks Relating to Our Business—Any failure to obtain or renew any required approvals, licenses, permits or certifications for our cryptocurrency mining business could materially and adversely affect our business and results of operations” on page 16.

●	We have a limited operating history of selling cloud-based products and services and may be unable to achieve or sustain profitability or reasonably predict our future results. For additional information, see Item 3 “Key Information—D. Risk Factors—Risks Relating to Our Business—We have a limited operating history of selling cloud-based products and services and may be unable to achieve or sustain profitability or reasonably predict our future results” on page 18.

●	Our independent registered auditors have expressed substantial doubt about our ability to continue as a going concern. For additional information, see Item 3 “Key Information—D. Risk Factors—Risks Relating to Our Business—Our independent registered auditors have expressed substantial doubt about our ability to continue as a going concern” on page 18.

●	If we fail to comply with the continued listing requirements of NASDAQ, we would face possible delisting, which would result in a limited public market for our shares and make obtaining future debt or equity financing more difficult for us. For additional information, see Item 3 “Key Information—D. Risk Factors—Risks Relating to Our Securities—If we fail to comply with the continued listing requirements of NASDAQ, we would face possible delisting, which would result in a limited public market for our shares and make obtaining future debt or equity financing more difficult for us” on pages 37-38.

●	The trading price of Taoping’s ordinary shares has been and likely continue to be highly volatile, which could result in significant losses to holders of the ordinary shares. For additional information, see Item 3 “Key Information—D. Risk Factors—Risks Relating to Our Securities—The trading price of the Company’s ordinary shares is highly volatile, leading to the possibility of their value being depressed at a time when you want to sell your holdings” on pages 39.

●	Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of your shares for return on your investment. For additional information, see Item 3 “Key Information—D. Risk Factors—Risks Relating to Our Securities—We do not intend to pay dividends for the foreseeable future” on page 40.

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under British Virgin Islands law and a significant majority of our current business operations are conducted in the PRC. For additional information, see Item 3 “Key Information—D. Risk Factors—Risks Relating to Our Securities—You may have difficulty enforcing judgments obtained against us or our directors and officers” on page 41 and “Key Information—D. Risk Factors—Risks Relating to Our Securities—As we were incorporated under the laws of the BVI, it may be more difficult for our shareholders to protect their rights than it would be for a shareholder of a corporation incorporated in another jurisdiction” on pages 42.

●	Taoping is a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies. For additional information, see Item 3 “Key Information—D. Risk Factors—Risks Relating to Our Securities—We are a “foreign private issuer” and have disclosure obligations that are different than those of U.S. domestic reporting companies. Therefore, you should not expect to receive the same information about us as a U.S. domestic reporting company may provide. Furthermore, if we lose our status as a foreign private issuer, we would be required to fully comply with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers and incur significant operational, administrative, legal, and accounting costs that we would not incur as a foreign private issuer” on pages 41.

●	As a foreign private issuer, Taoping is permitted to rely on exemptions from certain Nasdaq corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of Taoping’s securities. For additional information, see Item 3 “Key Information—D. Risk Factors—Risks Relating to Our Securities—As a foreign private issuer, we are permitted to rely on exemptions from certain NASDAQ corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of the Company’s securities” on page 41.

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

The trading price of the Company’s ordinary shares is highly volatile, leading to the possibility of their value being depressed at a time when you want to sell your holdings.

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

We are exempted from certain corporate governance requirements of the Nasdaq Stock Market by virtue of being a foreign private issuer. As a foreign private issuer, we are permitted to follow the governance practices of our home country, the BVI in lieu of certain corporate governance requirements of NASDAQ. As a result, the standards applicable to us are considerably different than the standards applied to domestic U.S. issuers. For instance, we are not required to:

●	have a majority of the board be independent (although all of the members of the audit committee must be independent under the Exchange Act);

●	have a compensation committee and a nominating committee to be comprised solely of “independent directors”; and

●	hold an annual meeting of shareholders no later than one year after the end of the Company’s fiscal year-end.

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

Corporate Structure

The following diagram illustrates our corporate structure as of December 31, 2021.

*Pink box in the diagram indicates the entity in which public investors own ordinary shares.

Blue boxes in the diagram indicate the entity(ies) in which the Company’s operations were conducted as of December 31, 2021.

Grey boxes in the diagram indicate the entities that had nominal operations as of December 31, 2021.

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

With the increasing computing power in Ethereum mining, revenue from Ethereum mining was approximately $4.5 million in 2021. Revenue from BTC mining was approximately $1.0 million in 2021.

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

There are no cash flows from cryptocurrencies included in net cash used in operating activities since the revenue recognized from mining is a noncash activity. The sales of cryptocurrencies are included within investing activities in the consolidated statements of cash flows and any realized gains or losses from such sales are included in other income (expense) in the consolidated statements of operations. The Company accounts for its gains or losses in accordance with the first in first out (FIFO) method of accounting.

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

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

The information required hereby is incorporated by reference to the section beginning on page F-1.

Legal Proceedings

We may be subject to legal proceedings, investigations and claims incidental to the conduct of our business from time to time.

Dividend Policy

To date, we have not paid any cash dividends on the Company’s ordinary shares. As a BVI company, we may only declare and pay dividends if our directors are satisfied, on reasonable grounds, that immediately after the distribution (i) the value of our assets will exceed our liabilities and (ii) we will be able to pay our debts as they fall due. We currently anticipate that we will retain any available funds to finance the growth and operation of our business and we do not anticipate paying any cash dividends in the foreseeable future. Additionally, our cash held in foreign countries may be subject to certain control limitations or repatriation requirements, limiting our ability to use this cash to pay dividends.

B. Significant Changes

No significant change has occurred since the date of our consolidated financial statements filed as part of this annual report.

PART III

ITEM 18. FINANCIAL STATEMENTS

The full text of our audited consolidated financial statements begins on page F-1 of this annual report.

ITEM 19. EXHIBITS

Exhibit No.	Description

1.1	Amended and Restated Memorandum and Articles of Association of the registrant (incorporated by reference to Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K furnished by the registrant on December 30, 2020)
2.1	Description of Rights of Ordinary Shares Registered Pursuant to Section 12 of the Exchange Act as of December 31, 2021 (incorporated by reference to Exhibit 2.1 to the Annual Report on Form 20-F filed on May 2, 2022)
2.2	Form of Warrant (incorporated by reference to Exhibit 4.2 to the Report of Foreign Private Issuer on Form 6-K furnished by the registrant on March 30, 2020)
2.3	Form of Warrant (incorporated by reference to Exhibit 4.2 to the Report of Foreign Private Issuer on Form 6-K furnished by the registrant on September 11, 2020)
2.4	Form of Warrant (incorporated by reference to Exhibit 4.1 to the Report of Foreign Private Issuer on Form 6-K furnished by the registrant on July 14, 2021)
4.1	Form of Independent Director Agreement (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form F-4 filed by the registrant on June 21, 2012)
4.2	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form F-4 filed by the registrant on June 21, 2012)
4.3	Form of Share Option Agreement (incorporated by reference to Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K furnished by the registrant on June 1, 2016)
4.4	English translation of Consultant Service Agreement for Enterprise Strategic Transformation, dated February 19, 2021, by and between the Company and Great Bay Capital Investment Limited (incorporated by reference to Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K furnished by the registrant on February 19, 2021)
4.5	English translation of Share Acquisition Agreement, dated March 17, 2021, by and among the Company, Biznest Internet Technology Co., Ltd., Taoping New Media Co., Ltd. and shareholders of Taoping New Media Co., Ltd. (incorporated by reference to Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K furnished by the registrant on March 19, 2021)
4.6	Taoping Inc. 2016 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 4.1 to the Report of Foreign Private Issuer on Form 6-K furnished by the registrant on May 10, 2021)
4.7	Form of Securities Purchase Agreement, dated July 12, 2021 (incorporated by reference to Exhibit 10.1 to the Report of Foreign Private Issuer on Form 6-K furnished by the registrant on July 14, 2021)
4.8	English Translation of Equity Transfer Agreement, dated September 18, 2021 (incorporated by reference to Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K furnished by the registrant on September 20, 2021)
8.1	List of the registrant’s subsidiaries (incorporated by reference to Exhibit 8.1 to the Annual Report on Form 20-F filed on May 2, 2022)
11.1	Code of Conduct and Business Ethics, adopted on June 20, 2012 (incorporated by reference to Exhibit 11.1 to the Annual Report on Form 20-F filed on March 30, 2018)
12.1	Certifications of Chief Executive Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)
12.2	Certifications of Chief Financial Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)
13.1	Certifications of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certifications of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent from UHY LLP, Independent Registered Public Accounting Firm
15.2	Consent from PKF Littlejohn LLP, Independent Registered Public Accounting Firm
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (the cover page XBRL tags are embedded within the iXBRL document)

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: October 31, 2022	TAOPING INC.

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

There are no cash flows from cryptocurrencies included in net cash used in operating activities since the revenue recognized from mining is a noncash activity. The sales of cryptocurrencies are included within investing activities in the consolidated statements of cash flows and any realized gains or losses from such sales are included in other income (expense) in the consolidated statements of operations. The Company accounts for its gains or losses in accordance with the first in first out (FIFO) method of accounting.

Upon disposal of cryptocurrencies, the Company will evaluate whether the control of the cryptocurrencies is transferred in accordance with ASC 610-20. The control over the cryptocurrencies disposed will transfer at the same time of the disposal, hence the cryptocurrencies transferred will be derecognized at the same time of the disposal. The gain or loss on disposal is calculated as the difference between the consideration allocated to each distinct cryptocurrency and its carrying amount.

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

The following table presents the movements of cryptocurrencies for the year ended December 31, 2021:

Amounts
Balance at January 1, 2021	-
Receipt of cryptocurrencies from mining activities	$5,455,345
Sales of cryptocurrencies	(4,543,543)
Realized gain on sale of cryptocurrencies	410,979
Impairment loss on cryptocurrencies	(493,617)
Balance at December 31, 2021	$829,165

The following table presents additional information about each type of cryptocurrency for the year ended December 31, 2021:

	BTC	ETH	USDT	Total
Balance at January 1, 2021	$-	$-	$-	$-
Receipt of cryptocurrencies from mining activities	1,037,186	4,418,160	-	5,455,345
Exchange of cash into USDT	-	-	3,336	3,336
Sales of cryptocurrencies	(842,438)	(3,611,605)	-	(4,454,043)
Payment of cryptocurrencies for other expenses	-	(89,600)	(3,236)	(92,836)
Realized gain on sale of cryptocurrencies	66,996	343,984	-	410,979
Impairment loss on cryptocurrencies	(87,608)	(406,006)	(2)	(493,617)
Balance at December 31, 2021	$174,135	$654,932	$98	$829,165

11. BANK LOANS

	December 31, 2021	December 31, 2020
Secured short-term loans	$7,792,125	$6,210,176
Total short-term bank loans	$7,792,125	$6,210,176

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Detailed information of secured short-term loan balances as of December 31, 2021 and 2020 were as follows:

	December 31, 2021	December 31, 2020
Collateralized by office buildings of IST and guaranteed by Mr. Lin and Biznest	$-	$3,976,960
Guaranteed by IST and Mr. Lin and Collateralized by the real property of ISIOT and equity investment of ISTIL	7,792,125	2,019,072
Guaranteed by a $0.2 million restricted bank time deposit	-	214,144
Total	$7,792,125	$6,210,176

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

