Form 20-F/A
period 2021-12-31
Taoping Inc.
filed 2022-12-19
CIK 1552670

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 2)

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

Taoping Inc. (the “Company” or “we”) filed its Annual Report on Form 20-F for the fiscal year ended December 31, 2021 (the “Original Annual Report”) with the Securities and Exchange Commission (the “SEC”) on May 2, 2022, which was amended on October 31, 2022. The Company is filing this Amendment No. 2 (this “Amendment”) to the Original Annual Report, to revise disclosures in “Part I. Item 3. Key Information,” “Part I. Item 5. Operating and Financial Review and Prospects” and “Part I. Item 8. Financial Information,” in order to, among other things, (i) revise summary of risk factors, (ii) revise “Results of Operations” and (ii) revise the consolidated statements of operations and the footnotes to the consolidated financial statements, including “Note 2. Summary of Significant Accounting Policies” and “Note 23. Subsequent Events.” Accordingly, this Amendment includes a new consent of UHY LLP in Exhibit 15.1 hereto and a new consent of PKF Littlejohn LLP in Exhibit 15.2 hereto.

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

However, we cannot assure you that our PRC subsidiaries are always able to successfully update or renew the licenses or permits required for the relevant business in a timely manner or that these licenses or permits are sufficient to conduct all of our present or future business. If our PRC subsidiaries (i) do not receive or maintain required permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and our PRC subsidiaries are required to obtain such permissions or approvals in the future, we could be subject to fines, legal sanctions or an order to suspend our PRC operating subsidiaries’ business, which may materially and adversely affect the business, financial condition and results of operations of us. See “Risk Factors – Risks Related to Doing Business in China – Uncertainties exist with respect to the interpretation and implementation of PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations” on page 32.

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

Summary of Risk Factors

There are a number of risks that you should consider and understand before making an investment decision regarding the Company’s securities. You should carefully consider all of the information set forth in this report and, in particular, the specific factors set forth in the section titled “Risk Factors” below. These risks include, but are not limited to:

●	As of the date of this report, based on the legal analysis of the Company’s in-house legal counsel, who is a licensed attorney in the PRC, we believe that we are not required to obtain any approval or prior permission to offer securities to foreign investors from the China Securities Regulatory Commission (the “CSRC”) or any other Chinese regulatory authority under the Chinese laws and regulations currently in effect. As of the date of this report, neither Taoping nor any of its subsidiaries has been informed by the CSRC, Cybersecurity Administration of China (the “CAC”) or any other Chinese regulatory authority of any requirements, approvals or permissions that we should obtain prior to any offering of Taoping’s securities in the future. Neither Taoping nor any of its subsidiaries has obtained the approval or clearance from either the CSRC or any other Chinese regulatory authority for the offering that we may make in the future. However, there remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities. The PRC regulatory agencies, including the CSRC or the CAC, may not reach the same conclusion as us. If we do not receive or maintain the approvals, or we inadvertently conclude that such approvals are not required but the CSRC or other PRC regulatory body subsequently determines that we need to obtain the approval for an offering or if the CSRC or any other PRC government authorities promulgates any interpretation or implements rules subsequently that would require us to obtain CSRC or other governmental approvals for an offering, we may not be able to proceed with the offering, face adverse actions or sanctions by the CSRC or any other PRC regulatory agencies. In any such event, these regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from the offering into the PRC or take other actions that could have a material adverse effect on our business, financial condition, the value of the Company’s securities, as well as the Company’s ability to offer or continue to offer securities to investors or cause such securities to significantly decline in value or become worthless. The risks arising from the legal system in China include risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little, if any, advance notice. As a result, there can be no assurance that we will not be subject to such requirements, approvals or permissions in the future. For additional information, see Item 3 “Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our business is subject to complex and evolving laws and regulations regarding privacy and data protection. Compliance with China’s new Data Security Law, Cybersecurity Review Measures, Personal Information Protection Law, Regulations on Network Data Security (draft for public comments), as well as additional laws, regulations and guidelines that the Chinese government promulgates in the future may entail significant expenses and could materially affect our business” on pages 26-27 and “Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The approval of the CSRC or other Chinese regulatory agencies may be required in connection with our future overseas capital-raising activities under Chinese law” on pages 28-29.

●	There are significant legal and operational risks associated with having significant business operations in China, including that changes in the legal, political and economic policies of the Chinese government, the relations between China and the United States, or Chinese or United States regulations may materially and adversely affect our business, financial condition, results of operations and the value of the Company’s securities. Any such changes may take place quickly and with very little notice and as a result, could significantly limit or completely hinder our ability to offer or continue to offer Taoping’s securities to investors, and could cause the value of Taoping’s securities to significantly decline or become worthless. Recent statements made and regulatory actions undertaken by China’s government, such as those related to data security or anti-monopoly concerns and any other future laws and regulations may require us to incur significant expenses and could materially affect our ability to conduct our business or accept foreign investments. For additional information, see Item 3 “Key Information—D. Risk Factors—Risks Related to Doing Business in China—Changes in U.S. and Chinese regulations or in relations between the United States and China may adversely impact our business, our operating results, our ability to raise capital and the value of the securities that we are registering. Any such changes may take place quickly and with very little notice” on pages 24-25 and “Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our business is subject to complex and evolving laws and regulations regarding privacy and data protection. Compliance with China’s new Data Security Law, Cybersecurity Review Measures, Personal Information Protection Law, Regulations on Network Data Security (draft for public comments), as well as additional laws, regulations and guidelines that the Chinese government promulgates in the future may entail significant expenses and could materially affect our business” on pages 26-27.

●	The increased regulatory scrutiny focusing on U.S.-listed companies with significant operations in China in the U.S. could add uncertainties to our business operations, share price and reputation. In recent years, as part of increased regulatory focus in the United States on access to audit information, the United States enacted the HFCA Act in December 2020. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to the PCAOB inspections for two consecutive years instead of three. Pursuant to the HFCA Act, the PCAOB issued a Determination Report on December 16, 2021 which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in such jurisdictions. In addition, the PCAOB’s report identified specific registered public accounting firms which are subject to these determinations. Our current registered public accounting firm, PKF, or our former registered public accounting firm, UHY LLP, is not headquartered in mainland China or Hong Kong and was not identified in this report as a firm subject to the PCAOB’s determination. They both are subject to full inspection by the PCAOB and the PCAOB is able to inspect the audit workpapers of our China subsidiaries, as such workpapers are electronic files possessed by our registered public accounting firms. However, if the PCAOB determines in the future that it cannot inspect or fully investigate our auditor at such future time, trading in the Company’s securities would be prohibited under the HFCA Act. For additional information, see Item 3 “Key Information—D. Risk Factors—Risks Related to Doing Business in China—The increased regulatory scrutiny focusing on U.S.-listed companies with significant operations in China in the U.S. could add uncertainties to our business operations, share price and reputation. Although our former auditor, UHY LLP, and current auditor, PKF, are both subject to inspection by the PCAOB, trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to the PCAOB inspections for two consecutive years instead of three” on pages 30-31.

●	The Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and in the value of the Company’s securities. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. For additional information, see Item 3 “Key Information—D. Risk Factors—Risks Related to Doing Business in China—The Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and in the value of our securities. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder Taoping’s ability to offer or continue to offer its securities to investors and cause the value of such securities to significantly decline or be worthless” on pages 24.

●	As of the date of this report, based on the legal analysis of the Company’s in-house legal counsel, who is a licensed attorney in the PRC, we believe, according to the laws and regulations currently in effect, our PRC subsidiaries are able to conduct their business without being subject to restrictions imposed by the foreign investment laws and regulations of the PRC and none of Taoping or our subsidiaries is required to obtain additional licenses or permits beyond a regular business license for each PRC subsidiary’s operations. Each of our PRC subsidiaries is required to obtain and has obtained such regular business license. However, we cannot assure you that our PRC subsidiaries are always able to successfully update or renew the licenses or permits required for the relevant business in a timely manner or that these licenses or permits are sufficient to conduct all of our present or future business. If our PRC subsidiaries (i) do not receive or maintain required permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and our PRC subsidiaries are required to obtain such permissions or approvals in the future, we could be subject to fines, legal sanctions or an order to suspend our PRC operating subsidiaries’ business, which may materially and adversely affect the business, financial condition and results of operations of us. For additional information, see Item 3 “Key Information—D. Risk Factors—Risks Related to Doing Business in China— Uncertainties exist with respect to the interpretation and implementation of PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations” on pages 32.

●	There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations. For additional information. For additional information, see Item 3 “Key Information—D. Risk Factors—Risks Related to Doing Business in China—There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations” on pages 25.

●	The cryptocurrency mining market is highly competitive and fragmented with low barriers to entry. We face uncertainties and challenges as we enter into the new blockchain technology business. For additional information, see Item 3 “Key Information—D. Risk Factors—Risks Relating to Our Business—The cryptocurrency mining market is highly competitive and fragmented with low barriers to entry. We face uncertainties and challenges as we enter into the new blockchain technology business” on page 11.

●	If the market for cryptocurrency ceases to exist or diminishes significantly, our business, results of operations and financial condition would be materially harmed. For additional information, see Item 3 “Key Information—D. Risk Factors—Risks Relating to Our Business—If the market for cryptocurrency ceases to exist or diminishes significantly, our business, results of operations and financial condition would be materially harmed” on pages 11-12.

●	Any failure to obtain or renew any required approvals, licenses, permits or certifications for our cryptocurrency mining business could materially and adversely affect our business and results of operations. For additional information, see Item 3 “Key Information—D. Risk Factors—Risks Relating to Our Business—Any failure to obtain or renew any required approvals, licenses, permits or certifications for our cryptocurrency mining business could materially and adversely affect our business and results of operations” on page 16.

●	We have a limited operating history of selling cloud-based products and services and may be unable to achieve or sustain profitability or reasonably predict our future results. For additional information, see Item 3 “Key Information—D. Risk Factors—Risks Relating to Our Business—We have a limited operating history of selling cloud-based products and services and may be unable to achieve or sustain profitability or reasonably predict our future results” on page 18.

●	Our independent registered auditors have expressed substantial doubt about our ability to continue as a going concern. For additional information, see Item 3 “Key Information—D. Risk Factors—Risks Relating to Our Business—Our independent registered auditors have expressed substantial doubt about our ability to continue as a going concern” on page 18.

●	If we fail to comply with the continued listing requirements of NASDAQ, we would face possible delisting, which would result in a limited public market for our shares and make obtaining future debt or equity financing more difficult for us. For additional information, see Item 3 “Key Information—D. Risk Factors—Risks Relating to Our Securities—If we fail to comply with the continued listing requirements of NASDAQ, we would face possible delisting, which would result in a limited public market for our shares and make obtaining future debt or equity financing more difficult for us” on pages 37-38.

●	The trading price of Taoping’s ordinary shares has been and likely continue to be highly volatile, which could result in significant losses to holders of the ordinary shares. For additional information, see Item 3 “Key Information—D. Risk Factors—Risks Relating to Our Securities—The trading price of the Company’s ordinary shares is highly volatile, leading to the possibility of their value being depressed at a time when you want to sell your holdings” on pages 39.

●	Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of your shares for return on your investment. For additional information, see Item 3 “Key Information—D. Risk Factors—Risks Relating to Our Securities—We do not intend to pay dividends for the foreseeable future” on page 40.

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under British Virgin Islands law and a significant majority of our current business operations are conducted in the PRC. For additional information, see Item 3 “Key Information—D. Risk Factors—Risks Relating to Our Securities—You may have difficulty enforcing judgments obtained against us or our directors and officers” on page 41 and “Key Information—D. Risk Factors—Risks Relating to Our Securities—As we were incorporated under the laws of the BVI, it may be more difficult for our shareholders to protect their rights than it would be for a shareholder of a corporation incorporated in another jurisdiction” on pages 42.

●	Taoping is a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies. For additional information, see Item 3 “Key Information—D. Risk Factors—Risks Relating to Our Securities—We are a “foreign private issuer” and have disclosure obligations that are different than those of U.S. domestic reporting companies. Therefore, you should not expect to receive the same information about us as a U.S. domestic reporting company may provide. Furthermore, if we lose our status as a foreign private issuer, we would be required to fully comply with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers and incur significant operational, administrative, legal, and accounting costs that we would not incur as a foreign private issuer” on pages 41.

●	As a foreign private issuer, Taoping is permitted to rely on exemptions from certain Nasdaq corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of Taoping’s securities. For additional information, see Item 3 “Key Information—D. Risk Factors—Risks Relating to Our Securities—As a foreign private issuer, we are permitted to rely on exemptions from certain NASDAQ corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of the Company’s securities” on page 41.

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

Uncertainties exist with respect to the interpretation and implementation of PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which took effect on January 1, 2020. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic invested enterprises in China. The Foreign Investment Law establishes the basic framework for the access to, and the promotion, protection and administration of foreign investments in view of investment protection and fair competition.

According to the Foreign Investment Law, the State Council will publish or approve to publish a “negative list” for special administrative measures concerning foreign investment. The latest Negative List, which was promulgated by the MOFCOM and the NDRC on December 27, 2021, and took effect on January 1, 2022. The Negative List set out in a unified manner the restrictive measures, such as the requirements on shareholding percentages and management, for the access of foreign investments, and the industries that are prohibited for foreign investment. The Negative List covers 12 industries, and any field not falling in the Negative List shall be administered under the principle of equal treatment to domestic and foreign investment.

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

However, we cannot assure you that our current operations or any newly-developed business in the future will still deemed to be “permitted” in the “negative list”, which may be promulgated or be amended from time to time by the MOFCOM and the NDRC. As a result, we cannot assure you that our PRC subsidiaries are always able to successfully update or renew the licenses or permits required for the relevant business in a timely manner or that these licenses or permits are sufficient to conduct all of our present or future business. If our PRC subsidiaries (i) do not receive or maintain required permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and our PRC subsidiaries are required to obtain such permissions or approvals in the future, we could be subject to fines, legal sanctions or an order to suspend our PRC operating subsidiaries’ business, which may materially and adversely affect the business, financial condition and results of operations of us.

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

	December 31, 2021		December 31, 2020
	Amount	% of Revenue	Amount	% of Revenue
Revenue	$24,845,924	100.00%	$11,062,775	100.00%
Costs of revenue	15,503,311	62.40%	7,119,125	64.35%
Gross profit	9,342,613	37.60%	3,943,650	35.65%
Administrative expenses	(12,389,319)	(49.86)%	(16,707,106)	(151.02)%
Impairment losses on cryptocurrencies	(493,617)	(1.99)%	-	-
Research and development expenses	(4,479,045)	(18.03)%	(3,889,126)	(35.16)%
Selling expenses	(694,474)	(2.80)%	(714,147)	(6.46)%
(Loss) from operations	(8,713,842)	(35.07)%	(17,366,729)	(156.98)%
Subsidy income	181,620	0.73%	556,186	5.03%
(Loss) from equity method investment	(814,440)	(3.28)%	-	-
Other (loss) income, net	(60,143)	(0.24)%	(578,766)	(5.23)%
Gain on sales of cryptocurrencies	410,979	1.65%	-	-
Interest income	4,640	0.02%	4,798	0.04%
Interest expense	(928,352)	(3.74)%	(1,018,013)	(9.20)%
(Loss) before income taxes	(9,919,538)	(39.92)%	(18,402,524)	(166.35)%
Income tax (expense) benefit	(5,321)	(0.02)%	71,316	0.64%
Net (loss)	(9,924,859)	(39.95)%	(18,331,208)	(165.70)%
Less: Net loss attributable to non- controlling interest	-	-	636,433	5.75%
Net (loss) attributable to Company	$(9,924,859)	(39.95)%	$(17,694,775)	(159.95)%

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

Administrative expenses. Our administrative expenses consist primarily of compensation and benefits for our general management, finance and administrative staff, professional advisor consulting fees, audit fees, and other expenses incurred in connection with general operations. Our administrative expenses decreased by $4.3 million, or 25.8%, to $12.4 million for the year ended December 31, 2021, from $16.7 million for the year ended December 31, 2020. As a percentage of revenue, administrative expenses decreased to 49.9% for 2021, from 151.0% for 2020. Such decrease was primarily due to a decrease of $8.0 million in allowance for credit losses, offset by an increase in share-based compensation of $2.4 million to certain employees and consultants. We expect that the administrative expenses in 2022 will decrease as a result of the decrease of allowance of credit losses with the recovery of out-of-home advertising market and overall economy of China, and the decrease of share-based compensation to employees. As a percentage of revenue, administrative expenses will decrease as result of the decrease of its amount and the expected additions of new revenue streams.

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

Other (loss) income. Other loss for the year ended December 31, 2021 was approximately $0.1 million, compared to other loss of approximately $0.6 million in 2020. Other loss in 2021 was mainly the income of the return of tax payable accrued in prior years of $0.4 million, offset by the loss of inventory write-off of $0.3 million and other miscellaneous losses of approximately $0.2 million.

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

Date: December 16, 2022	TAOPING INC.

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

The accompanying notes are an integral part of these consolidated financial statements

TAOPING INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

	NOTES	2021	2020	2019
Revenue – Products		$10,651,928	$6,591,132	$3,116,145
Revenue – Products-related parties	6(a)	72,779	375,736	7,352,236
Revenue – Advertising		2,577,712	-	-
Revenue – Software		5,174,422	3,080,152	2,246,497
Revenue – Cryptocurrency mining		5,455,345	-	-
Revenue – Others		837,660	869,635	969,751
Revenue – Others-related parties	6(b)	76,078	146,120	106,674
TOTAL REVENUE		24,845,924	11,062,775	13,791,303

Cost – Products		9,890,346	6,211,647	6,448,965
Cost – Advertising	2(u)	2,193,945	-	-
Cost – Software		582,490	572,054	525,473
Cost – System integration		40,875	-	57,911
Cost – Cryptocurrency mining	2(u)	2,767,186	-	-
Cost – Others		28,469	335,424	156,743
TOTAL COST		15,503,311	7,119,125	7,189,092

GROSS PROFIT		9,342,613	3,943,650	6,602,211

Administrative expenses		12,389,319	16,707,106	6,657,972
Impairment losses on cryptocurrencies		493,617	-	-
Research and development expenses		4,479,045	3,889,126	3,592,843
Selling expenses		694,474	714,147	523,557
LOSS FROM OPERATIONS		(8,713,842)	(17,366,729)	(4,172,161)

Subsidy income		181,620	556,186	431,555
Loss from equity method investment		(814,440)	-	-
Other (loss) income, net		(60,143)	(578,766)	238,200
Gain on sales of cryptocurrencies		410,979	-	-
Interest income		4,640	4,798	133,517
Interest expense and debt discounts expense, net of interest income		(928,352)	(1,018,013)	(499,852)

Loss before income taxes		(9,919,538)	(18,402,524)	(3,868,741)

Income tax (expense) benefit	12	(5,321)	71,316	274,480
NET LOSS		(9,924,859)	(18,331,208)	(3,594,261)
Less: net loss attributable to the non-controlling interest	4	-	636,433	11,929
NET LOSS ATTRIBUTABLE TO THE COMPANY		$(9,924,859)	$(17,694,775)	$(3,582,332)

Loss per share - Basic and Diluted*
Basic	5	$(0.77)	$(2.49)	$(0.54)
Diluted	5	$(0.77)	$(2.49)	$(0.54)
LOSS PER SHARE ATTRIBUTABLE TO THE COMPANY
Basic	5	$(0.77)	$(2.40)	$(0.54)
Diluted	5	$(0.77)	$(2.40)	$(0.54)

*	On July 30, 2020, the Company implemented a one-for-six reverse stock split of the Company’s issued and outstanding ordinary shares. Except shares authorized, all references to number of shares, and to per share information in the consolidated financial statements have been retroactively adjusted.

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

Although our performance obligation in our contracts with the mining pool operator is the provision of computing power, we are not entitled to any compensation for computing power provided when the pool operator is unsuccessful in placing a block to the blockchain.

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

On November 11, 2022, FTX, the trade platform the Company used to sell its cryptocurrencies, filed for bankruptcy. At the time, the Company held cryptocurrencies with a fair value of approximately $160,000 with FTX. The Company applied to FTX to transfer the cryptocurrencies out of its account with FTX on November 8, 2022. The application was pending and there was a high probability of irrecoverability of that amount.

