Form 20-F
period 2022-12-31
Taoping Inc.
filed 2023-04-25
CIK 1552670

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2022): 15,600,789 ordinary shares, no par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Year Ended December 31, 2022

i

ii

INTRODUCTORY NOTES

Use of Certain Defined Terms

Except as otherwise indicated by the context and for the purposes of this report only, references in this report to:

●	“Taoping” or “the Company” are to Taoping Inc., a British Virgin Islands business company, which has no business operations of its own;

●	“We,” “us,” “our” and “our company” are to the combined business of Taoping and its subsidiaries;

●	“Taoping Holdings” and “THL” are to Taoping Holdings Limited, a BVI subsidiary of Taoping;

●	“Taoping Group” and “IST HK” are to Taoping Group (China) Ltd., a Hong Kong company;

●	“TopCloud” are to TopCloud Software Co., Ltd., a PRC company;

●	“IST” are to Information Security Tech. (China) Co., Ltd., a PRC company;

●	“ISIOT” are to Information Security IoT Tech. Co., Ltd., a PRC company;

●	“iASPEC” are to iASPEC Technology Co., Ltd, a PRC company;

●	“Geo” are to Wuda Geoinformatics Co., Ltd., a PRC company;

●	“Biznest” are to Biznest Internet Technology Co., Ltd., a PRC company;

●	“Bocom” are to iASPEC Bocom IoT Technology Co. Ltd., a PRC company;

●	“BVI” are to the British Virgin Islands;

●	“BVI Act” are to the British Virgin Islands;

●	“Hong Kong” are to the Hong Kong Special Administrative Region of the People’s Republic of China;

●	“PRC” and “China” are to the People’s Republic of China;

●	“SEC” are to the Securities and Exchange Commission;

●	“Exchange Act” are to the Securities Exchange Act of 1934, as amended;

●	“Securities Act” are to the Securities Act of 1933, as amended;

●	“Renminbi” and “RMB” are to the legal currency of China; and

●	“U.S. dollars,” “dollars” and “$” are to the legal currency of the United States.

On July 30, 2020, we completed a share combination of Taoping’s ordinary shares at a ratio of one-for-six. This share combination did not change the maximum number of shares the Company is authorised to issue or the par value of the ordinary shares. Accordingly, except as otherwise indicated, all share and per share information contained in this annual report has been restated to retroactively show the effect of the share combination.

Forward-Looking Information

In addition to historical information, this annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. We have attempted to identify forward-looking statements by terminology including “anticipates,” “believes,” “can,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “should,” or “will” or the negative of these terms or other comparable terminology. Such statements include, among others, those concerning market and industry segment growth and demand and acceptance of new and existing products; any projections of sales, earnings, revenue, margins or other financial items; any statements of the plans, strategies and objectives of management for future operations; and any statements regarding future economic conditions or performance, as well as all assumptions, expectations, predictions, intentions or beliefs about future events. You are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, as well as assumptions, which, if they were to ever materialize or prove incorrect, could cause the results of the Company to differ materially from those expressed or implied by such forward-looking statements. Potential risks and uncertainties include, among other things, the effects of the global Covid-19 pandemic, the emergence of additional competing technologies, changes in domestic and foreign laws, regulations and taxes, uncertainties related to China’s legal system and economic, political and social events in China, the volatility of the securities markets; and other risks including, but not limited to, those that we discussed or referred to in Item 3 “Key information—D. Risk Factors” and elsewhere in this annual report.

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

PART I

Taoping is not an operating company but rather a holding company incorporated in the British Virgin Islands. Because Taoping has no business operations of its own, we conduct our business through Taoping’s operating subsidiaries, primarily in China. This structure involves unique risks to investors and you may never directly hold equity interests in Taoping’s operating entities. You are specifically cautioned that there are significant legal and operational risks associated with being based in or having the majority of operations in China, including that changes in the legal, political and economic policies of the Chinese government, the relations between China and the United States, or Chinese or United States regulations may materially and adversely affect our business, financial condition, results of operations and the market price of Taoping’s securities. Moreover, the Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of Taoping’s securities or could significantly limit or completely hinder our ability to offer or continue to offer Taoping securities to investors and cause the value of such securities to significantly decline or be worthless. For a detailed description of risks related to the holding corporate structure, see Item 3 “Key Information—D. Risk Factors—Risks Related to Doing Business in China”.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management

Not applicable.

B. Advisors

Not applicable.

C. Auditors

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

A. Offer Statistics

Not applicable.

B. Method and Expected Timetable

Not applicable.

ITEM 3. KEY INFORMATION

Taoping was incorporated in the British Virgin Islands under the BVI Act on June 18, 2012. Taoping is not an operating company but rather a holding company conducting its operations through Taoping’s operating subsidiaries, primarily in China. This structure involves unique risks to investors and you may never directly hold equity interests in Taoping’s operating entities. Between July 2007 and September 2021, Taoping employed a variable interest entity structure where the operating entities were controlled and consolidated based on contractual agreements, rather than direct ownership, due to restrictions on foreign investment in value-added telecommunication business in China. Taoping dissolved such variable interest entity structure in September 2021 and ceased the e-commerce and related businesses which had constituted an insignificant portion of its consolidated revenue prior to such dissolution. See “—Regulatory Permissions to Operate Business” below for more information. Since then, Taoping has been owning all of the operating entities through one or more subsidiaries. While the variable interest entity structure was in place, Taoping did not experience any difficulty in controlling the operating entities through contractual arrangements and the terms of the contractual agreements relating to the variable interest entity structure had been complied with by the parties of such agreements.

You are specifically cautioned that there are significant legal and operational risks associated with being based in or having the majority of operations in China. Specifically, the PRC government recently initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in China, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement. We do not believe that our subsidiaries in China are directly subject to these regulatory actions or statements, as we have not carried out any monopolistic behavior and our business does not involve the collection of personal information or implicate national security. We also dissolved the variable interest entity structure in 2021 as our business does not involve any type of restricted industry.

On February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) and five supporting guidelines, which came into effect on March 31, 2023. On February 24, 2023, the CSRC, together with the Ministry of Finance, National Administration of State Secrets Protection and National Archives Administration of China, revised the Provisions on Strengthening Confidentiality and Archives Administration for Overseas Securities Offering and Listing (the “Revised Provisions”), which were issued by the CSRC and National Administration of State Secrets Protection and National Archives Administration of China in 2009. The Revised Provisions came into effect on March 31, 2023 together with the Trial Measures. Given the recent nature of the introduction of the above Trial Measures, listing guidelines and Revised Provisions, there remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities. Notwithstanding the foregoing, as of the date of this report, we are not aware of any PRC laws or regulations in effect requiring that we obtain permission from any PRC authorities to issue securities to foreign investors, other than the filing requirements under the Trial Measures, and we have not received any inquiry, notice, warning, or sanction from the CSRC or any other PRC authorities that have jurisdiction over our operations. See “—Regulatory Permissions to Operate Business and for the Offering of Securities to Foreign Investors” below.

In addition, pursuant to the Holding Foreign Companies Accountable Act (the “HFCA Act”) enacted in 2020, if the auditor of a U.S. listed company’s financial statements is not subject to Public Company Accounting Oversight Board (the “PCAOB”) inspections for three consecutive “non-inspection” years, the SEC is required to prohibit the securities of such issuer from being traded on a U.S. national securities exchange, such as NYSE and Nasdaq, or in U.S. over-the-counter markets. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges or over-the-counter markets if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. On December 16, 2021, the PCAOB issued a Determination Report finding that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong because of a position taken by one or more authorities in such jurisdictions, and identified specific registered public accounting firms subject to this determination. Our current registered public accounting firm, PKF Littlejohn LLP (“PKF”), or our former registered public accounting firm, UHY LLP, is not headquartered in mainland China or Hong Kong and was not identified in this report as a firm subject to the PCAOB’s determination. They both are subject to full inspection by the PCAOB and the PCAOB is able to inspect the audit workpapers of our subsidiaries in China, as such workpapers are electronic files possessed by our registered public accounting firms. On August 26, 2022, the China Securities Regulatory Commission (the “CSRC”), the Ministry of Finance of the PRC (the “MOFCOM”), and the PCAOB signed a Statement of Protocol (the “Protocol”) governing inspections and investigations of accounting firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB made a statement announcing that it was able, in 2022, to inspect and investigate completely issuer audit engagements of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong. However, uncertainties still exist as to whether the PCAOB will have continued access for complete inspections and investigations in 2023 and beyond. The PCAOB has indicated that it will act immediately to consider the need to issue new determinations under the HFCA Act if needed. If the PCAOB determines in the future that it cannot inspect or fully investigate our auditor at such future time, trading in the Company’s securities would be prohibited under the HFCA Act. See “Risk Factor—Risks Related to Doing Business in China—The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq, and the HFCA Act, all call for additional and more stringent criteria to be applied to U.S.-listed companies with significant operations in China. These developments could add uncertainties to our continued listing, future offerings, business operations share price and reputation.”

Cash is transferred through our organization in the following manner:

●	Our equity structure is a direct holding structure, that is, Taoping, the British Virgin Islands entity listed in the U.S., controls its operating subsidiaries in China, through Taoping Holdings, a British Virgin Islands subsidiary of Taoping. See Item 4. “Information of the Company—A. History and Development of the Company—Corporate Structure” for more details.

●	As of the date of this report, neither Taoping nor any of its subsidiaries have paid dividends or made distributions to U.S. investors.

●	Within our direct holding structure, the cross-border transfer of funds from Taoping to its Chinese subsidiaries is legal and compliant with the laws and regulations of China. Taoping is permitted to provide funding to its subsidiaries in mainland China in the form of shareholder loans or capital contributions, subject to satisfaction of applicable government registration, approval and filing requirements of the respective jurisdiction. There are no quantity limits on Taoping’s ability to make capital contributions to its subsidiaries in mainland China under the PRC regulations. Historically, cash proceeds raised from overseas financing activities by Taoping have been first transferred to its BVI subsidiary, Taoping Holdings. Whenever we need to make capital contributions to either of our PRC subsidiaries by contributing any of such net proceeds, and convert the contributed proceeds into RMB, we will need to increase the PRC subsidiary’s registered capital by registering and/or filing the increase with the Ministry of Commerce or one of its local branches, the State Administration of Foreign Exchange (“SAFE”) or one of its local branches, or an authorized bank. If we transfer any of the proceeds to one of our PRC subsidiaries through loans, under current PRC law we will also need to register such loans with the SAFE or one of its local branches, and the amount that we may convert into RMB and loan to one of these entities will be limited by applicable SAFE regulations, in the case of a loan to one of our PRC subsidiaries, to the greater of (i) the difference between the subsidiary’s approved total investment and the subsidiary’s total registered capital and (ii) two times the PRC subsidiary’s net assets.

●	As a holding company, Taoping relies on dividends and other distributions on equity paid by its operating subsidiaries in China for cash requirements, including the funds necessary to pay dividends and other cash distributions to its shareholders or to any service expenses it may incur. For operating subsidiaries in mainland China, they will first transfer funds to Taoping Group in accordance with applicable laws and regulations of China, and then to Taoping through Taoping Holdings. Taoping will then distribute dividends to its shareholders in proportion to their respective shareholding, regardless of whether the shareholders are U.S. investors or investors in other countries or regions. As of the date of this report, none of our subsidiaries has made any transfers, dividends or other distributions to Taoping, the holding company. We intend to retain most, if not all, of our available funds and any future earnings to the development and growth of our business in China and do not expect to pay dividends in the foreseeable future.

●	The ability of our subsidiaries in mainland China to distribute dividends is based upon their distributable earnings. Current PRC regulations permit these subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our subsidiaries in mainland China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. These reserves are not distributable as cash dividends. In addition, if any of our operating subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to Taoping. We believe, other than above, current PRC regulations do not prohibit or limit using cash generated from one subsidiary to fund another subsidiary’s operations. We currently do not have our own cash management policy and procedures that dictate how funds are transferred.

The table below presents the cash flows between our subsidiaries for the fiscal years ended December 31, 2022 and 2021.

	Years Ended December 31,
Cash Flows Between Subsidiaries(1)	2022	2021
Advances between subsidiaries(2)	3,713,393	11,396,890
Settlement of trade credits between subsidiaries(3)	-	-
Additional paid-in capital by immediate parent company	2,200,000	7,064,437
Intercompany dividends or other distributions	-	-

(1) For ease of comparison over the financial periods presented, the “subsidiaries” in the table above include consolidated VIE entities as to the first nine months of 2021 prior to the dissolution of the VIE structure.

(2) Represent the sum of advances among offshore subsidiaries (including then-existing BVI subsidiary, Hong Kong subsidiaries and Kazakhstan subsidiaries), and between such offshore subsidiaries and PRC subsidiaries in mainland China. These advances were made in the ordinary course of business, payable on demand and interest free.

(3) The trade credits extended between subsidiaries primarily related to provision of technical services, sales of products, and sublease of office between PRC subsidiaries. For the years ended December 31, 2022 and 2021, the trade credits between subsidiaries amounted to $1,287,328 and $323,383, respectively. The Company’s subsidiaries only record but do not settle the trade credits in cash between them, which is allowed under the PRC laws.

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

Regulatory Permissions to Operate Business and for the Offering of Securities to Foreign Investors

The establishment, operation and management of corporate entities in mainland China are governed by the Company Law of the People’s Republic of China, or the China Company Law, which was adopted by the Standing Committee of the National People’s Congress (“SCNPC”) in December 1993, implemented in July 1994, and subsequently amended in December 1999, August 2004, October 2005, December 2013 and October 2018. Under the China Company Law, companies are generally classified into two categories: limited liability companies and companies limited by shares. The China Company Law applies to both domestic and foreign-invested companies.

Investment activities in mainland China by foreign investors are governed by the Guiding Foreign Investment Direction, which was promulgated by the State Council on February 11, 2002, and came into effect on April 1, 2002, and the latest Special Administrative Measures (Negative List) for Foreign Investment Access (2022), or the Negative List, which was promulgated by the Ministry of Commerce (“MOFCOM”) and the National Development and Reform Commission (“NDRC”) on March 12, 2022, and took effect on the same date. The Negative List sets out in a unified manner the restrictive measures, such as the requirements on shareholding percentages and management, for the access of foreign investments, and the industries that are prohibited for foreign investment. Any field not falling in the Negative List shall be administered under the principle of equal treatment to domestic and foreign investment.

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

In light of the above restrictions and requirements, prior to the dissolution of our VIE structure in September 2021, we had conducted our value-added telecommunications businesses through our then consolidated VIEs. As a result of the dissolution of our VIE structure, we ceased the e-commerce and related businesses which had constituted a minor portion of our consolidated revenue. Based on the legal analysis of the Company’s in-house legal counsel, who is a licensed attorney in the PRC, we believe that none of our PRC subsidiaries’ current business is stipulated on the Negative List.

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

However, we cannot assure you that our PRC subsidiaries are always able to successfully update or renew the licenses or permits required for the relevant business in a timely manner or that these licenses or permits are sufficient to conduct all of our present or future business. If our PRC subsidiaries (i) do not receive or maintain required permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and our PRC subsidiaries are required to obtain such permissions or approvals in the future, we could be subject to fines, legal sanctions or an order to suspend our PRC operating subsidiaries’ business, which may materially and adversely affect the business, financial condition and results of operations of us. See “Risk Factors—Risks Related to Doing Business in China—Uncertainties exist with respect to the interpretation and implementation of PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations” on page 27.

In connection with our previous issuance of securities, under current PRC laws, regulations and regulatory rules, as of the date of this annual report, we believe that we and our PRC subsidiaries, (i) are not required to obtain permissions from the CSRC, (ii) are not required to go through cybersecurity review by the Cybersecurity Administration of China (the “CAC”), and (iii) have not received or were denied such requisite permissions by any PRC authority. We cannot guarantee that the regulators will agree with us. As of the date hereof, we have not been involved in any investigations for cybersecurity review made by the CAC, and we have not received any inquiry, notice, warning, or sanctions in such respect.

However, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. The CSRC published the Trial Measures and Listing Guidelines on February 17, 2023, designed to regulate overseas securities offerings by PRC domestic companies. On February 24, 2023, the CSRC, together with the Ministry of Finance, National Administration of State Secrets Protection and National Archives Administration of China, revised the Provisions on Strengthening Confidentiality and Archives Administration for Overseas Securities Offering and Listing, which were issued by the CSRC and National Administration of State Secrets Protection and National Archives Administration of China in 2009. The Revised Provisions were issued under the title the “Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies,” and came into effect on March 31, 2023 together with the Trial Measures. See “Risk Factor—Risks Related to Doing Business in China—The PRC government has increasingly strengthened oversight in offerings conducted overseas or on foreign investment in China-based issuers, which could result in a material change in our operations and our ordinary shares could decline in value or become worthless.” on page 19.

Given the recent nature of the introduction of the above Trial Measures, listing guidelines, and Revised Provisions, there remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities. Notwithstanding the foregoing, as of the date of this report, other than the filing requirements mandated by the Trial Measures, we are not aware of any PRC laws or regulations in effect requiring that we obtain permission from any PRC authorities to issue securities to foreign investors, and we have not received any inquiry, notice, warning, or sanction from the CSRC, the CAC, or any other PRC authorities that have jurisdiction over our operations.

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

China

There is uncertainty as to whether the courts of China would (1) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or (2) entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the jurisdiction where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against us in the PRC for disputes if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements, including, among others, the plaintiff must have a direct interest in the case, and there must be a concrete claim, a factual basis and a cause for the suit.

Summary of Risk Factors

There are a number of risks that you should consider and understand before making an investment decision regarding our securities. You should carefully consider all of the information set forth in this report and, in particular, the specific factors set forth in the section titled “Risk Factors” below. These risks include, but are not limited to:

●	As of the date of this report, based on the legal analysis of the Company’s in-house legal counsel, who is a licensed attorney in the PRC, other than the filing requirements mandated by the Trial Measures, we believe that we are not required to obtain any approval or prior permission to offer securities to foreign investors from the CSRC or any other Chinese regulatory authority under the Chinese laws and regulations currently in effect. If a domestic company fails to complete required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as an order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge, and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. There remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities. The risks arising from the legal system in China include risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little, if any, advance notice. As a result, there can be no assurance that we will not be subject to such requirements, approvals or permissions in the future. For additional information, see Item 3 “Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PRC government has increasingly strengthened oversight in offerings conducted overseas or on foreign investment in China-based issuers, which could result in a material change in our operations and our ordinary shares could decline in value or become worthless.” on pages 19 and “Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government exerts substantial influence over the manner in which we conduct our business activities. Its oversight and discretion over our business could result in a material adverse change in our operations and the value of our ordinary shares. Changes in laws, regulations and policies in China and uncertainties with respect to the PRC legal system could materially and adversely affect us. In addition, rules and regulations in China can change quickly with little advance notice.” on pages 19.

●	There are significant legal and operational risks associated with having significant business operations in China, including that changes in the legal, political and economic policies of the Chinese government, the relations between China and the United States, or Chinese or United States regulations may materially and adversely affect our business, financial condition, results of operations and the value of the Company’s securities. Any such changes may take place quickly and with very little notice and as a result, could significantly limit or completely hinder our ability to offer or continue to offer Taoping’s securities to investors, and could cause the value of Taoping’s securities to significantly decline or become worthless. Recent statements made and regulatory actions undertaken by China’s government, such as those related to data security or anti-monopoly concerns and any other future laws and regulations may require us to incur significant expenses and could materially affect our ability to conduct our business or accept foreign investments. For additional information, see Item 3 “Key Information—D. Risk Factors—Risks Related to Doing Business in China—Changes in U.S. and Chinese regulations or in relations between the United States and China may adversely impact our business, our operating results, our ability to raise capital and the value of the securities that we are registering. Any such changes may take place quickly and with very little notice” on pages 22.

●	The increased regulatory scrutiny focusing on U.S.-listed companies with significant operations in China in the U.S. could add uncertainties to our business operations, share price and reputation. In recent years, as part of increased regulatory focus in the United States on access to audit information, the United States enacted the HFCA Act in December 2020. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” was signed into law, which contained an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange or over-the-counter markets if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. On December 16, 2021, the PCAOB issued its determination that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong, because of positions taken by authorities in the jurisdictions, and the PCAOB included in the report of its determination a list of the accounting firms that are headquartered in mainland China or Hong Kong. Our current registered public accounting firm, PKF, or our former registered public accounting firm, UHY LLP, is not headquartered in mainland China or Hong Kong and was not identified in this report as a firm subject to the PCAOB’s determination. They both are subject to full inspection by the PCAOB and the PCAOB is able to inspect the audit workpapers of our subsidiaries in China, as such workpapers are electronic files possessed by our registered public accounting firms. On August 26, 2022, CSRC, the MOFCOM, and the PCAOB signed the Protocol, governing inspections and investigations of audit firms based in China and Hong Kong. The Protocol remains unpublished and is subject to further explanation and implementation. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB made a statement announcing that it was able, in 2022, to inspect and investigate completely issuer audit engagements of PCAOB-registered public accounting firms headquartered in China and Hong Kong. However, uncertainties still exist as to whether the PCAOB will have continued access for complete inspections and investigations in 2023 and beyond. When the PCAOB reassesses its determinations in 2023 and beyond, it could still determine that it is unable to inspect and investigate completely accounting firms based in mainland China and Hong Kong. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations under the HFCA Act if needed. There can be no assurance that we will continue to be able to comply with requirements imposed by U.S. regulators if the PCAOB is not able to fully inspect any component of our auditor’s work papers in the future. Delisting of the Company’s ordinary shares would force holders to sell their shares. The market price of Taoping’s ordinary shares could be adversely affected as a result of anticipated negative impacts of these executive or legislative actions, regardless of whether these executive or legislative actions are implemented and regardless of our actual operating performance. See Item 3 “Key Information—D. Risk Factors—Risks Related to Doing Business in China—The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq, and the HFCA Act, all call for additional and more stringent criteria to be applied to U.S.-listed companies with significant operations in China. These developments could add uncertainties to our continued listing, future offerings, business operations share price and reputation” on page 26.

●	As of the date of this report, based on the legal analysis of the Company’s in-house legal counsel, who is a licensed attorney in the PRC, we believe, according to the laws and regulations currently in effect, our PRC subsidiaries are able to conduct their business without being subject to restrictions imposed by the foreign investment laws and regulations of the PRC and none of Taoping or our subsidiaries is required to obtain additional licenses or permits beyond a regular business license for each PRC subsidiary’s operations. Each of our PRC subsidiaries is required to obtain and has obtained such regular business license. However, we cannot assure you that our PRC subsidiaries are always able to successfully update or renew the licenses or permits required for the relevant business in a timely manner or that these licenses or permits are sufficient to conduct all of our present or future business. If our PRC subsidiaries (i) do not receive or maintain required permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and our PRC subsidiaries are required to obtain such permissions or approvals in the future, we could be subject to fines, legal sanctions or an order to suspend our PRC operating subsidiaries’ business, which may materially and adversely affect the business, financial condition and results of operations of us. For additional information, see Item 3 “Key Information—D. Risk Factors—Risks Related to Doing Business in China— Uncertainties exist with respect to the interpretation and implementation of PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations” on pages 27.

●	There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations. For additional information. For additional information, see Item 3 “Key Information—D. Risk Factors—Risks Related to Doing Business in China—There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations” on pages 22.

●	We have a limited operating history of selling cloud-based products and services and may be unable to achieve or sustain profitability or reasonably predict our future results. For additional information, see Item 3 “Key Information—D. Risk Factors—Risks Relating to Our Business—We have a limited operating history of selling cloud-based products and services and may be unable to achieve or sustain profitability or reasonably predict our future results” on page 13.

●	Our independent registered auditors have expressed substantial doubt about our ability to continue as a going concern. For additional information, see Item 3 “Key Information—D. Risk Factors—Risks Relating to Our Business—Our independent registered auditors have expressed substantial doubt about our ability to continue as a going concern” on page 14.

●	If we fail to comply with the continued listing requirements of NASDAQ, we would face possible delisting, which would result in a limited public market for our shares and make obtaining future debt or equity financing more difficult for us. For additional information, see Item 3 “Key Information—D. Risk Factors—Risks Relating to Our Securities—If we fail to comply with the continued listing requirements of NASDAQ, we would face possible delisting, which would result in a limited public market for our shares and make obtaining future debt or equity financing more difficult for us” on page 33.

●	The trading price of Taoping’s ordinary shares has been and likely continue to be highly volatile, which could result in significant losses to holders of the ordinary shares. For additional information, see Item 3 “Key Information—D. Risk Factors—Risks Relating to Our Securities—The trading price of the Company’s ordinary shares is highly volatile, leading to the possibility of their value being depressed at a time when you want to sell your holdings” on pages 34-35.

●	Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of your shares for return on your investment. For additional information, see Item 3 “Key Information—D. Risk Factors—Risks Relating to Our Securities—We do not intend to pay dividends for the foreseeable future” on page 36.

●

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under British Virgin Islands law and a significant majority of our current business operations are conducted in the PRC. For additional information, see Item 3 “Key Information—D. Risk Factors—Risks Relating to Our Securities—You may have difficulty enforcing judgments obtained against us or our directors and officers” on page 37 and “Key Information—D. Risk Factors—Risks Relating to Our Securities—As we were incorporated under the laws of the BVI, it may be more difficult for our shareholders to protect their rights than it would be for a shareholder of a corporation incorporated in another jurisdiction” on pages 38.

●	Taoping is a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies. For additional information, see Item 3 “Key Information—D. Risk Factors—Risks Relating to Our Securities—We are a “foreign private issuer” and have disclosure obligations that are different than those of U.S. domestic reporting companies. Therefore, you should not expect to receive the same information about us as a U.S. domestic reporting company may provide. Furthermore, if we lose our status as a foreign private issuer, we would be required to fully comply with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers and incur significant operational, administrative, legal, and accounting costs that we would not incur as a foreign private issuer” on pages 36.

As a foreign private issuer, Taoping is permitted to rely on exemptions from certain Nasdaq corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of Taoping’s securities. For additional information, see Item 3 “Key Information—D. Risk Factors—Risks Relating to Our Securities—As a foreign private issuer, we are permitted to rely on exemptions from certain NASDAQ corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of the Company’s securities” on page 37.

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

Risks Relating to our Business

A sustained outbreak of the COVID-19 pandemic could have a material adverse impact on our business, operating results and financial condition.

The COVID-19 outbreak has led governments across the globe to impose a series of measures intended to contain its spread, including border closures, travel bans, quarantine measures, social distancing, and restrictions on business operations and large gatherings. The outbreak of COVID-19 has caused companies like us and our business partners to implement temporary adjustments to work schedules and travel plans, mandating employees to work from home and collaborate remotely. As a result, we may have experienced lower efficiency and productivity, internally and externally, which may adversely affect our service quality. Moreover, our business depends on our employees. If any of our employees has contracted or is suspected of having contracted COVID-19, these employees will be required to be quarantined and they could pass it to other of our employees, potentially resulting in severe disruption to our business.

Most of the restrictive measures previously adopted by the Chinese governments at various levels to control the spread of the COVID-19 virus have been revoked or replaced with more flexible measures since December 2022. The revocation or replacement of the restrictive measures to contain the COVID-19 pandemic could have a positive impact on our normal operations. However, the extent to which the COVID-19 pandemic may continue to impact our results will depend on future developments, which are highly uncertain and cannot be predicted as of the date of this prospectus, including the effectiveness of vaccines and other treatments for COVID-19, and other new information that may emerge concerning the severity of the pandemic and steps taken to contain the pandemic or treat its impact, among others. Given the general slowdown in economic conditions globally, volatility in the capital markets as well as the general negative impact of the COVID-19 outbreak on the global market, we cannot assure you that we will be able to maintain the growth rate we have experienced or projected.

We have a limited operating history of selling cloud-based products and services and may be unable to achieve or sustain profitability or reasonably predict our future results.

In early 2013, we made a strategic decision to transform our business from servicing the public sector to focusing on the private sector. Leveraging our experience and expertise in handling large-scale IT projects for the public sector, we started investing in research and development to develop software products for the private sector. In 2014, continuing our business transition from the public sector to the private sector, we identified and provided cloud-based ecosystem solutions to four core markets including new media, healthcare, education, and residential community management. Underpinning our ecosystems are our industry-specific integrated technology platform, resource exchange, and big data services. In 2014, we predominately sold our cloud-based solutions to the Chinese new media industry. Starting from 2015, we further expanded the customer base of cloud-based solutions to education, government, and residential community management. In 2016, we expanded our business from the industry-specific integrated technology platform, resource exchange, and big data services into the elevator IoT sectors. From May 2017, we have focused our business to provide products and services on Cloud-App-Terminal (CAT) and IoT technology based digital advertising distribution networks and new media resource sharing platforms in the out-of-home adverting market in China. As such, we have a limited operating history of selling our cloud-based products and professional services to the private sector, which makes it difficult to evaluate our current business and future prospects and may increase the risk of your investment. In 2022, 2021 and 2020, we generated approximately $24.0 million, $18.8 million and $10.7 million in revenue, respectively, from our cloud-based technology (CBT) segment for customers in the education, new media, and out-of-home advertising market sectors. We expect to have significant operating expenses in the future to further support and grow our business, including expanding the scope of our customer base, expanding our direct and indirect selling capabilities, pursuing acquisitions of complementary businesses, investing in our data storage and analysis infrastructure, and research and development, and increasing our international presence.

Our independent registered auditors have expressed substantial doubt about our ability to continue as a going concern.

Our independent auditors have added an explanatory paragraph to their audit opinion issued in connection with our financial statements included in this report which states that the financial statements were prepared assuming that we would continue as a going concern.

Due to the unfavorable macro-economic environment and the slowdown of the out-of-home advertising market in China, we incurred net loss of approximately $18.3 million in 2020, $9.9 million in 2021 and $7.1 million in 2022. However, the Company will aggressively develop domestic and international markets to develop new customers and new product offerings through potential acquisitions and strategic collaborations with our business partners. There can be no assurance that we will be successful in achieving the goals set forth in our new business strategy and business model.

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

If our technology, products and services become obsolete, our business operations would be materially and adversely affected. The market in which we compete is known for rapid changes in technologies, quick evolution of industry standards, fast introductions of new products, and changes in customer demands. These market characteristics can cause the existing products to be obsolete and unmarketable. Our future success depends upon our ability to timely address the increasingly sophisticated requests from our customers to support the existing and new hardware, software, database, and networking platforms. We have to invest in research and development in order to succeed in this competitive industry and timely satisfy market demands. Our research and development expenses from continuing operations were approximately $3.6 million, $4.5 million and $3.9 million for the years ended December 31, 2022, 2021, and 2020, respectively.

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

Historically, a significant portion of our revenues have been derived from a limited number of customers or related parties. For the year ended December 31, 2022, we generated about $0.15 million of revenue from related parties. For the years ended December 31, 2022, 2021 and 2020, approximately 24%, 29% and 25%, respectively, of our revenues of continuing operations were derived from our five largest customers, including related parties. The loss of any of these significant customers and related parties would adversely affect our revenues and shareholder value.

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

A report of our management is included under Item 15 “Controls and Procedures” of this report. We are a non-accelerated filer and not required to include an attestation report of our auditor in this annual report. Management believes that our internal control over financial reporting has continued to improve in 2022 to minimize material weaknesses identified in Item 15 of this report. Although we have made improvements to overcome such concern, we can provide no assurance that these material weaknesses will be entirely remediated in a timely manner. As a result, investors and others may lose confidence in the reliability of our financial statements.

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

Risks Relating to Doing Business in China

The PRC government exerts substantial influence over the manner in which we conduct our business activities. Its oversight and discretion over our business could result in a material adverse change in our operations and the value of our ordinary shares. Changes in laws, regulations and policies in China and uncertainties with respect to the PRC legal system could materially and adversely affect us. In addition, rules and regulations in China can change quickly with little advance notice.

A substantial portion of our operations are conducted in the PRC. Accordingly, our financial condition and results of operations are affected to a significant extent by the economic, political and legal developments in the PRC. The PRC economy differs from the economies of most developed countries in many respects, including the extent of government involvement, level of development, growth rate, and control of foreign exchange and allocation of resources. The PRC government has implemented various measures to encourage economic growth and to guide the allocation of resources. Some of these measures may benefit the overall PRC economy but may also have a negative effect on us. Our financial condition and results of operations could be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.

The Chinese government recently has published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will not in the future release regulations or policies regarding our industry that could require us or our PRC subsidiaries to seek permission from Chinese authorities to continue to operate our business in China, which may adversely affect our business, financial condition and results of operations. Furthermore, recent statements made by the Chinese government have indicated an intent to increase the government’s oversight and control over offerings of companies with significant operations in China that are to be conducted in foreign markets, as well as foreign investment in China-based issuers like us. Any such action, once taken by the Chinese government, could significantly limit or completely hinder our ability to offer our securities, and could cause the value of such securities to significantly decline or become worthless.

For example, in July 2021, the Chinese government provided new guidance on China-based companies raising capital outside of China, including through arrangements via VIEs. In light of such developments, the SEC has imposed enhanced disclosure requirements on China-based companies seeking to register securities with the SEC. Although we dissolved the VIE structure in September 2021 and our business in China currently does not involve any type of restricted industry under Chinese regulations, any future Chinese, U.S. or other rules and regulations that place restrictions on capital raising or other activities by companies with extensive operations in China could adversely affect our business. If the business environment in China deteriorates from the perspective of domestic or international investment, or if relations between China and the United States or other governments deteriorate, the Chinese government may intervene with our operations, and our business in China, as well as the value of our securities, may also be adversely affected.

The PRC government has increasingly strengthened oversight in offerings conducted overseas or on foreign investment in China-based issuers, which could result in a material change in our operations and our ordinary shares could decline in value or become worthless.

The PRC government has recently indicated an intent to take actions to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For example, on July 6, 2021, the relevant PRC government authorities made public the Opinions on Strictly Scrutinizing Illegal Securities Activities in Accordance with the Law, or the Opinions. These Opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision of overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based over-seas-listed companies.

On December 24, 2021, the CSRC issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), collectively the Draft Overseas Listing Regulations, for public comment until January 23, 2022.

Following issuance of the Draft Overseas Listing Regulations, on February 17, 2023, the CSRC issued the Notice on Filing Arrangements for Overseas Securities Offering and Listing by Domestic Companies (the “CSRC Filing Notice”), stating that the CSRC has published the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the “Trial Measures,” and five supporting guidelines (the “Listing Guidelines”), collectively the Trial Measures and Listing Guidelines. Among others, the Trial Measures and Listing Guidelines provide that overseas offerings and listings by PRC domestic companies shall:

(i)	require submission of relevant materials that contain a filing report and a legal opinion, providing truthful, accurate and complete information on matters including but not limited to the shareholders of the issuer. Where the filing documents are complete and in compliance with stipulated requirements, the CSRC shall, within 20 working days after receipt of filing documents, conclude the filing procedure and publish filing results on the CSRC website. Where filing documents are incomplete or do not conform to stipulated requirements, the CSRC shall request supplementation and amendment thereto within five working days after receipt of the filing documents. The issuer should then complete supplementation and amendment within 30 working days;

(ii)	abide by laws, administrative regulations and relevant state rules concerning foreign investment in China, state-owned asset administration, industry regulation and outbound investment, and shall not disrupt the PRC domestic market order, harm state or public interests or undermine the lawful rights and interests of PRC domestic investors;

(iii)	abide by national secrecy laws and relevant provisions. Necessary measures shall be taken to fulfill confidentiality obligations. Divulgence of state secrets or working secrets of government agencies is strictly prohibited. Provision of personal information and important data, etc., to overseas parties in relation to overseas offering and listing of PRC domestic companies shall be in compliance with applicable laws, administrative regulations and relevant state rules; and

(iv)	be made in strict compliance with relevant laws, administrative regulations and rules concerning national security in the spheres of foreign investment, cybersecurity, data security, etc., and issuers shall duly fulfill their obligations to protect national security. If the intended overseas offering and listing necessitates a national security review, relevant security review procedures shall be completed according to the law before the application for such offering and listing is sub-mitted to any overseas parties such as securities regulatory agencies and trading venues;

The Trial Measures came into effect on March 31, 2023. PRC domestic companies seeking to offer and list securities (which, for the purposes of the Trial Measures, are defined thereunder as equity shares, depository receipts, corporate bonds convertible to equity shares, and other equity securities that are offered and listed overseas, either directly or indirectly, by PRC domestic companies) in overseas markets, either via direct or indirect means, must file with the CSRC within three working days after their application for an overseas listing is submitted.

The Trial Measures provide that where a PRC domestic company seeks to indirectly offer and list securities in overseas markets, the issuer shall designate a major domestic operating entity, which shall, as the domestic entity responsible, file with the CSRC. The Trial Measures stipulate that an overseas listing will be determined as “indirect” if the issuer meets both of the following conditions: (1) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year are accounted for by PRC domestic companies (“Condition I”), and (2) the main parts of the issuer’s business activities are conducted in the PRC, or its main places of business are located in the PRC, or the senior managers in charge of its business operations and management are mostly Chinese citizens or domiciled in the PRC (“Condition II”); whether Chinese citizens from Taiwan, Hong Kong, and Macau are included in the foregoing specification is not specified. The determination as to whether or not an overseas offering and listing by PRC domestic companies is indirect shall be made on a “substance over form” basis; the Listing Guidelines further stipulate that if an issuer not satisfying Condition I submits an application for issuance and listing in overseas markets in accordance with relevant non-PRC issuance regulations requiring such issuer to disclose risk factors mainly related to the PRC, the securities firm(s) and the issuer’s PRC counsel should follow the principle of “substance over form” in order to identify and argue whether the issuer should complete a filing under the Trial Measures. Subsequent securities offerings of an issuer in (i) the same overseas market where it has previously offered and listed securities, and (ii) an overseas market other than one where the issuer has previously offered and listed securities shall be filed with the CSRC within three working days after offerings are completed. Additionally, the Trial Measures stipulate that after an issuer has offered and listed securities in an overseas market, the issuer shall submit a report to the CSRC within three working days after the occurrence and public disclosure of (i) a change of control thereof, (ii) investigations of or sanctions imposed on the issuer by overseas securities regulators or relevant competent authorities, (iii) changes of listing status or transfers of listing segment, and (iv) a voluntary or mandatory delisting.

The CSRC Filing Notice states that, beginning from March 31, 2023, PRC domestic enterprises which have already issued and listed securities overseas and fall within the scope of filing under the Trial Measures shall be considered “existing enterprises” (“Existing Listed Enterprises”). Existing Listed Enterprises are not required to complete filings immediately; rather, Existing Listed Enterprises should complete filings if they are subsequently involved in matters require filings, such as follow-on financing activities, in accordance with the Trial Measures.

There is a possibility that we may be deemed as an Existing Listed Enterprise as defined under the CSRC Filing Notice, and that future offerings of listed securities or listings outside China by us may be subject to CSRC filing requirements in accordance with the Trial Measures.

On February 24, 2023, the CSRC, together with the Ministry of Finance, National Administration of State Secrets Protection and National Archives Administration of China, revised the Provisions on Strengthening Confidentiality and Archives Administration for Overseas Securities Offering and Listing, which were issued by the CSRC and National Administration of State Secrets Protection and National Archives Administration of China in 2009, or the “Provisions.” The revised Provisions were issued under the title the “Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies,” and came into effect on March 31, 2023 together with the Trial Measures. One of the major revisions to the revised Provisions is expanding their application to cover indirect overseas offering and listing, as is consistent with the Trial Measures. The revised Provisions require that, among other things, (a) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals or entities, including securities companies, securities service providers, and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (b) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals and entities, including securities companies, securities service providers, and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. Any failure or perceived failure by our Company, or our PRC subsidiaries to comply with the above confidentiality and archives administration requirements under the revised Provisions and other PRC laws and regulations may result in the relevant entities being held legally liable by competent authorities, and referred to the judicial organ to be investigated for criminal liability if suspected of committing a crime.

Given that the Trial Measures, Listing Guidelines and Revised Provisions have been introduced recently, and that there remain substantial uncertainties surrounding the enforcement thereof, we cannot assure you that, if required, we would be able to complete the filings and fully comply with the relevant new rules on a timely basis, if at all. Further, as of the date of this report, the aforementioned Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) issued on December 24, 2021 remain in draft form and final and effective versions are yet to be published.

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

In response to the SEC’s July 30, 2021 statement, the CSRC announced on August 1, 2021, that “it is our belief that Chinese and U.S. regulators shall continue to enhance communication with the principle of mutual respect and cooperation, and properly address the issues related to the supervision of China-based companies listed in the U.S. so as to form stable policy expectations and create benign rules framework for the market.” While the CSRC will continue to collaborate “closely with different stakeholders including investors, companies, and relevant authorities to further promote transparency and certainty of policies and implementing measures,” it emphasized that it “has always been open to companies’ choices to list their securities on international or domestic markets in compliance with relevant laws and regulations.” If any new legislation, executive orders, laws and/or regulations are implemented, if the U.S. or Chinese governments take retaliatory actions due to the recent U.S.-China tension or if the Chinese government exerts more oversight and control over securities offerings that are conducted in the United States, such changes could have an adverse effect on our business, financial condition and results of operations, our ability to raise capital and the value of the securities that we are registering.

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

Regulatory authorities in China have implemented and are considering further legislative and regulatory proposals concerning data protection. China’s new Data Security Law went into effect on September 1, 2021. The Data Security Law provides that the data processing activities must be conducted based on “data classification and hierarchical protection system” for the purpose of data protection and prohibits entities in China from transferring data stored in China to foreign law enforcement agencies or judicial authorities without prior approval by the Chinese government. The Data Security Law sets forth the legal liabilities of entities and individuals found to be in violation of their data protection obligations, including rectification order, warning, fines of up to RMB5 million, suspension of relevant business, and revocation of business permits or licenses. On July 7, 2022, CAC promulgated the Security Assessment Measures for Outbound Data Transfers, or the “Measures,” which became effective on September 1, 2022. The Measures applies to the security assessment of critical data and personal information collected and generated by a data processor in its operation in the PRC, which are to be provided abroad. Article 4 of the Measures stipulates that a data processor shall declare security assessment for its outbound data transfer to the CAC through the local cyberspace administration at the provincial level if the data processor provide data abroad under any of the following circumstances: (i) where a data processor provides critical data abroad; (ii) where a critical information infrastructure operator or a data processor processing the personal information of more than one million people provides personal information abroad; (iii) where a data processor has provided personal information of 100,000 people or sensitive personal information of 10,000 people in total abroad since January 1 of the previous year; and (iv) other circumstances prescribed by the CAC for which declaration for security assessment for outbound data transfers is required.

On November 7, 2016, the SCNPC promulgated the Cybersecurity Law of the PRC which came into effect on June 1, 2017 and applies to the construction, operation, maintenance and use of networks as well as the supervision and administration of cybersecurity in China. The PRC Cybersecurity Law defines “network operators” as owners and administrators of networks and network service providers, are subject to various security protection-related obligations, including: (i) complying with security protection obligations under graded system for cybersecurity protection requirements, which include formulating internal security management rules and operating instructions, appointing cybersecurity responsible personnel and their duties, adopting technical measures to prevent computer viruses, cyber-attack, cyber-intrusion and other activities endangering cybersecurity, adopting technical measures to monitor and record network operation status and cybersecurity events; (ii) formulating a emergency plan and promptly responding and handling security risks, initiating the emergency plans, taking appropriate remedial measures and reporting to regulatory authorities in the event comprising cybersecurity threats; and (iii) providing technical assistance and support to public security and national security authorities for protection of national security and criminal investigations in accordance with the law.

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

On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the State-Owned Assets Supervision and Administration Commission, the State Administration of Taxation, the State Administration for Industry and Commerce, the CSRC, and the State Administration of Foreign Exchange, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which came into effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules include, among other things, provisions that purport to require that an offshore special purpose vehicle formed for the purpose of an overseas listing of securities of a PRC company obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings through special purpose vehicles. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles.

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

The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq, and the HFCA Act, all call for additional and more stringent criteria to be applied to U.S.-listed companies with significant operations in China. These developments could add uncertainties to our continued listing, future offerings, business operations share price and reputation.

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

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting the continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in HK SAR. On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including HK SAR, reiterating past SEC and PCAOB statements on matters including the difficulty associated with inspecting accounting firms and audit work papers in HK SAR and higher risks of fraud in emerging markets and the difficulty of bringing and enforcing SEC, Department of Justice and other U.S. regulatory actions, including in instances of fraud, in emerging markets generally.

On May 20, 2020, the U.S. Senate passed the HFCA Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. In addition, if the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the HFCA Act and it was signed into law on December 18, 2020.

On May 21, 2021, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in a “Restrictive Market”, (ii) prohibit Restrictive Market companies from directly listing on Nasdaq Capital Market, and only permit them to list on Nasdaq Global Select or Nasdaq Global Market in connection with a direct listing and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” was signed into law, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges or over-the-counter markets if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate (“Commission-Identified Issuers”). The final amendments require Commission-Identified Issuers to submit documentation to the SEC establishing that, if true, it is not owned or controlled by a governmental entity in the public accounting firm’s foreign jurisdiction. The amendments also require that a Commission-Identified Issuer that is a “foreign issuer,” as defined in Exchange Act Rule 3b-4, provide certain additional disclosures in its annual report for itself and any of its consolidated foreign operating entities. A Commission-Identified Issuer will be required to comply with the submission and disclosure requirements in the annual report for each year in which it was identified.

On December 16, 2021, pursuant to the HFCA Act, the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China of the People’s Republic of China and Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in such jurisdictions. In addition, the PCAOB’s report identified specific registered public accounting firms which are subject to these determinations. Our current registered public accounting firm, PKF, or our former registered public accounting firm, UHY LLP, is not headquartered in mainland China or Hong Kong and was not identified in this report as a firm subject to the PCAOB’s determination. Our current auditor, PKF, is a UK-based accounting firm that is registered with the PCAOB and can be inspected by the PCAOB. We have no current intention of engaging any auditor not subject to regular inspection by the PCAOB. Furthermore, the PCAOB is able to inspect the audit workpapers of our PRC subsidiaries, as such workpapers are electronic files possessed by our registered public accounting firms. However, if the PCAOB determines in the future that it cannot inspect or fully investigate our auditor at such future time, trading in our securities would be prohibited under the HFCA Act.

On August 26, 2022, CSRC, the MOFCOM, and the PCAOB signed the Protocol, governing inspections and investigations of audit firms based in China and Hong Kong. The Protocol remains unpublished and is subject to further explanation and implementation. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB made a statement announcing that it was able, in 2022, to inspect and investigate completely issuer audit engagements of PCAOB-registered public accounting firms headquartered in China and Hong Kong. However, uncertainties still exist as to whether the PCAOB will have continued access for complete inspections and investigations in 2023 and beyond. When the PCAOB reassesses its determinations in 2023 and beyond, it could still determine that it is unable to inspect and investigate completely accounting firms based in mainland China and Hong Kong. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations under the HFCA Act if needed. There can be no assurance that we will continue to be able to comply with requirements imposed by U.S. regulators if the PCAOB is not able to fully inspect any component of our auditor’s work papers in the future. Delisting of the Company’s ordinary shares would force holders to sell their shares. The market price of Taoping’s ordinary shares could be adversely affected as a result of anticipated negative impacts of these executive or legislative actions, regardless of whether these executive or legislative actions are implemented and regardless of our actual operating performance.

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

According to the Foreign Investment Law, the State Council will publish or approve to publish a “negative list” for special administrative measures concerning foreign investment. The latest Negative List, which was promulgated by the MOFCOM and the NDRC on March 12, 2022, and took effect on the same date. The Negative List set out in a unified manner the restrictive measures, such as the requirements on shareholding percentages and management, for the access of foreign investments, and the industries that are prohibited for foreign investment. Any field not falling in the Negative List shall be administered under the principle of equal treatment to domestic and foreign investment.

Based on the legal analysis of the Company’s in-house legal counsel, who is a licensed attorney in the PRC, we believe that none of our PRC subsidiaries’ current business is stipulated on the Negative List. As a result, according to the laws and regulations currently in effect, our PRC subsidiaries are able to conduct their business without being subject to restrictions imposed by the foreign investment laws and regulations of the PRC and none of Taoping or our subsidiaries is required to obtain additional licenses or permits beyond a regular business license for each PRC subsidiary’s operations. Each of our PRC subsidiaries is required to obtain and has obtained such regular business license from the local branch of the SAMR. No application for any such license has been denied.

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

According to the National Bureau of Statistics of China, in January 2023, the national Consumer Price Index (“CPI” increased by 2.1 percent year-on-year while in January 2022, the national CPI rose by 0.9 percent year on year. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as employee salaries and office operating expenses may increase as a result of higher inflation. Additionally, since a substantial portion of our assets consists of cash and cash equivalents, high inflation could significantly reduce the value and purchasing power of these assets.

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

Our ordinary shares are traded and listed on the Nasdaq Capital Market under the symbol of “TAOP.” We received a notification from Nasdaq Listing Qualifications on September 16, 2022, as announced in a report with the SEC on a 6-K Form filed on September 16, 2022, that we were not in compliance with the minimum bid price requirements set forth in Nasdaq Listing Rule 5550(a)(2) for continued listing on The Nasdaq Capital Market. Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of $1.00 per share, and Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the closing bid price of the Company’s ordinary shares for the 30 consecutive business days prior to the date of the notification letter from Nasdaq, the Company no longer satisfied the minimum bid price requirement. The notification letter provided that the Company had 180 calendar days, or until March 15, 2023, to regain compliance with Nasdaq Listing Rule 5550(a)(2). To regain compliance, the Company’s ordinary shares must have a closing bid price of at least $1.00 per share for a minimum of 10 consecutive business days (Nasdaq may monitor the price for as long as 20 consecutive business days prior to making a final compliance determination). In the event the Company does not regain compliance with the minimum bid price requirement by March 15, 2023, the Company may be eligible for an additional 180 calendar day grace period. On March 16, 2023, we received a second notice from the Nasdaq Listing Qualifications, in which Nasdaq granted us an additional 180 days, or until September 11, 2023, to regain compliance, because the Company met the continued listing requirement for public float and other applicable requirements, except the bid price requirement, and the Company had indicated its intention of curing the deficiency by effecting a reverse stock split, if necessary.

If we fail to cure this deficiency within the time limits, the Company’s ordinary shares may lose their status on NASDAQ Capital Market and they would likely be traded on the over-the-counter markets, including the Pink Sheets market. As a result, selling the Company’s ordinary shares could be more difficult because smaller quantities of shares would likely be bought and sold, transactions could be delayed, and security analysts’ coverage of us may be reduced. In addition, in the event that the Company’s ordinary shares are delisted, broker dealers would bear certain regulatory burdens which may discourage broker dealers from effecting transactions in the Company’s ordinary shares and further limit the liquidity of the Company’s shares. These factors could result in lower prices and larger spreads in the bid and ask prices for the Company’s ordinary shares. Such delisting from NASDAQ and continued or further declines in the Company’s ordinary share price could also greatly impair our ability to raise additional necessary capital through equity or debt financing and could significantly increase the ownership dilution to shareholders caused by the Company’s issuing equity in financing or other transactions.

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

As of the date of this report, there are warrants outstanding to purchase 413,333 ordinary shares of the Company. These warrants consist of warrants exercisable for three years for 53,333 ordinary shares at an exercise price of $9.0 per share, warrants exercisable for 360,000 ordinary shares at an exercise price of $4.56 per share. Most of the warrants could be exercised on a cashless basis. The sale or possibility of sale of the shares underlying the warrants could have an adverse effect on the market price of our ordinary shares or our ability to obtain future financing. If and to the extent these warrants are exercised, you may experience dilution to your holdings.

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

Mr. Jianghuai Lin, our Chairman and Chief Executive Officer, is the beneficial owner of approximately 27.1% of the Company’s outstanding voting securities. As a result, he possesses significant influence, and can elect a majority of our board of directors and authorize or prevent proposed significant corporate transactions. His ownership and control may also have the effect of delaying or preventing a future change in control, impeding a merger, consolidation, takeover, or other business combination, or discourage a potential acquirer from making a tender offer.

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

As a foreign private issuer, we are permitted to rely on exemptions from certain NASDAQ corporate governance standards applicable to domestic U.S. issuers and are subject to reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. issuer. This may afford less protection to holders of the Company’s securities.

We are exempted from certain corporate governance requirements of the Nasdaq Capital Market by virtue of being a foreign private issuer. As a foreign private issuer, we are permitted to follow the governance practices of our home country, the BVI in lieu of certain corporate governance requirements of the Nasdaq Capital Market. As a result, the standards applicable to us are considerably different than the standards applied to domestic U.S. issuers. For instance, we are not required to:

●	have a majority of the board be independent (although all of the members of the audit committee must be independent under the Exchange Act);

●	have a compensation committee and a nominating committee to be comprised solely of “independent directors”; and

●	hold an annual meeting of shareholders no later than one year after the end of the Company’s fiscal year-end.

The information we are required to file with or furnish to the SEC will be less extensive and less timely as compared to that required to be filed with the SEC by U.S. domestic issuers. Certain corporate governance practices in the British Virgin Islands, which is our home country, may differ significantly from the NASDAQ Capital Market corporate governance listing standards.

As a result, you may not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq corporate governance requirements.

You may have difficulty enforcing judgments obtained against us or our directors and officers.

Taoping is a BVI company with substantially all of our assets and operations located outside of the United States. In addition, all of Taoping’s directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons is also located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon us or these persons. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States. It may also be difficult for you to enforce the U.S. courts judgments obtained in U.S. courts including judgments based on the civil liability provisions of the U.S. federal securities laws against us or our officers and directors. In addition, there is uncertainty as to whether the courts of the BVI or Hong Kong would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in the BVI or Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States. The courts of the BVI or Hong Kong may enforce a foreign judgment subject to various conditions, including but not limited to, that the foreign judgment is a final judgment conclusive upon the merits of the claim, the judgment is for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges, the proceedings in which the judgment was obtained were not contrary to natural justice, and the enforcement of the judgment is not contrary to public policy of the BVI or Hong Kong.

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

We are a BVI company and, because judicial precedent regarding the rights of shareholders is more limited under BVI law than that under U.S. law, you may have less protection for your shareholder rights than you would under U.S. law.

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, the BVI Act and the common law of the BVI. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under BVI law are to a large extent governed by the common law of the BVI. The common law of the BVI is derived in part from comparatively limited judicial precedent in the BVI as well as that from English common law, which has persuasive, but not binding, authority on a court in the BVI. The rights of our shareholders and the fiduciary responsibilities of our directors under BVI law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the U.S. In particular, the BVI has a less exhaustive body of securities laws than the U.S. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the BVI. There is no statutory recognition in the BVI of judgments obtained in the U.S., although the courts of the BVI will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

Under the laws of most jurisdictions in the United States, majority and controlling shareholders generally have certain fiduciary responsibilities to the minority shareholders. Shareholders’ actions must be taken in good faith and any unreasonable actions by controlling shareholders may be declared null and void. BVI law protecting the interests of minority shareholders may not be as vigorous in all circumstances as the law protecting minority shareholders in United States or other jurisdictions. Although a shareholder of a BVI company may sue the company derivatively, the procedures and defenses available to the company may result in the rights of shareholders of a BVI company being more limited than those of shareholders of a company organized in the United States. Furthermore, our directors have the power to take certain actions without shareholders’ approval, which would require shareholders’ approval under the laws of most United States or other jurisdictions. The directors of a BVI company, subject in certain cases to the court’s approval but without shareholders’ approval, may implement a reorganization, merger or consolidation, or sale of assets, property, business or securities of the company which sale is subject to a limit of up to 50% in total value of the company. The ability of our board of directors to create new classes or series of shares and the rights attached by amending the Company’s memorandum and articles of association could have the effect of delaying, deterring or preventing a change in our control, including a tender offer to purchase the Company’s ordinary shares at a premium over then market prices.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as shareholders of a U.S. public company.

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

Our current corporate structure include certain Hong Kong subsidiaries. Accordingly, our business operation could be affected by the political and legal developments in Hong Kong. Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, namely, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. However, there is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future.

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

Given the relatively small geographical size of Hong Kong, any of such incidents may have a widespread effect on our business operations, which could in turn adversely and materially affect our business, results of operations and financial condition. It is difficult to predict the full impact of the HKAA on Hong Kong and companies with operations in Hong Kong like us. Furthermore, legislative or administrative actions in respect of China-U.S. relations could cause investor uncertainty for affected issuers, including us, and the market price of the Company’s ordinary shares could be adversely affected.

Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults, or non-performance by financial institutions or transactional counterparties, could adversely affect our current and projected business operations and our financial condition and results of operations.

Actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems. For example, on March 10, 2023, Silicon Valley Bank failed and was taken into receivership by the U.S. Federal Deposit Insurance Corporation; on March 12, 2023, Signature Bank and Silvergate Capital Corp. were each swept into receivership; the following week, a syndicate of U.S. banks infused $30 billion in First Republic Bank; and later that same week, the Swiss Central Bank provided $54 billion in covered loan and short-term liquidity facilities to Credit Suisse Group AG, all in an attempt to reassure depositors and calm fears of a banking contagion. Our ability to effectively run our business could be adversely affected by general conditions in the global economy and in the financial services industry. Various macroeconomic factors could adversely affect our business, including fears concerning the banking sector, changes in inflation, interest rates and overall economic conditions and uncertainties. A severe or prolonged economic downturn could result in a variety of risks, including our ability to raise additional funding on a timely basis or on acceptable terms. A weak or declining economy could also impact third parties upon whom we depend to run our business. Increasing concerns over bank failures and bailouts and their potential broader effects and potential systemic risk on the global banking sector generally and its participants may adversely affect our access to capital and our business and operations more generally.

Currently, we do not have a business relationship with any of the banking institutions mentioned above, and our cash, cash equivalents and short term investments that are mostly concentrated in China have been unaffected by the turmoil in the financial industry in the US and Europe; however, we cannot guarantee that the banking institution with which we do business will not face similar circumstances in the future, or that the third parties with whom we do business will not be negatively affected by such circumstances.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

General Information

The current legal and commercial name of the Company is Taoping Inc. Taoping Inc. was incorporated in the BVI under the BVI Act on June 18, 2012. The address of our principal place of business is 21st Floor, Everbright Bank Building, Zhuzilin, Futian District, Shenzhen 518040 Guangdong China. Our telephone number is 86-755-83708333. Taoping’s registered agent in the British Virgin Islands is Maples Corporate Services (BVI) Limited of Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands.

Corporate History

Taoping Inc.’s predecessor company was originally organized under the laws of the State of Florida on September 19, 1979 under the name Mark Thomas Publishing Inc. On April 29, 2003, we changed our name to Irish Mag, Inc. From our inception through October 8, 2006, we provided consulting services in the offset printing industry, targeting individual retail consumers as well as small to medium sized companies.

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

On July 30, 2020, Taoping completed a share combination of the Company’s ordinary shares at a ratio of one-for-six, which decreased its outstanding ordinary shares to approximately 7,332,434 shares. This share combination did not change the maximum number of shares Taoping is authorised to issue or the par value of its ordinary shares. Accordingly, except as otherwise indicated, all share and per share information contained in this annual report has been restated to retroactively show the effect of the share combination.

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

In June 2022, as a result of the Company’s business transformation and its exit from the TIT business, the Company disposed of 100% equity interests of iASPEC (excluding iASPEC’s subsidiaries) which mainly conducted the Company’s TIT business to an unrelated third party for nil consideration.

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

Principal Capital Expenditures and Divestitures

For the year ended December 31, 2022, our total capital expenditures and divestitures were $7.2 million and $1.2 million, respectively. For the year ended December 31, 2021, our total capital expenditures and divestitures were $11.3 million and $0 million, respectively. For the year ended December 31, 2020, our total capital expenditures and divestitures were $1.7 million and $0 million, respectively. Such expenditures and divestitures were primarily related to the purchase and sale of long-lived assets and business acquisitions. These capital expenditures were mainly funded by our operating cash flow.

B. Business Overview

General

Executive Offices of the Company are located in Shenzhen, China. As of December 31, 2022, we had approximately 63 full-time employees.

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

In May 2017, we completed our transformation to a provider of CAT and IoT technology based digital advertising distribution network and new media resource sharing platform, and offered an end-to-end digital advertising solution enabling customers to efficiently and cost-effectively direct advertisements to specific interactive ad display terminals in the out-of-home advertising market across China. In 2017, we became profitable as a result of a successful transition of our business model. We continued to improve our financial position in 2018. However, due to the unfavorable macro-economic environment and the slowdown of the out-of-home advertising market in China, we had net loss of approximately $7.1 million, $9.9 million and $18.3 million respectively in 2022, 2021, and 2020. For years going forward, we intend to continue to execute our business plan and build a nationwide cloud-based ad terminal network by penetrating into more cities throughout China, which is expected to generate recurring service revenue for the Company, in addition to equipment sales.

On June 9, 2021, the Company consummated an acquisition of 100% of the equity interest of Taoping New Media Co., Ltd (“TNM”), a leading media operator in China’s out-of-home digital advertising industry. Mr. Jianghuai Lin, the Chairman and CEO of the Company, who owns approximately 27.1% of total shares outstanding of the Company, owned approximately 51% of TNM. TNM focuses on digital life scenes and mainly engaged in selling out-of-home advertising time slots on its networked smart digital advertising display terminals with artificial intelligence and big data technologies. The acquisition of TNM is expected to enhance the Company’s presence in the new media and advertising sectors.

In 2021, the Company ventured into blockchain related business through the launch of cryptocurrency mining operations and established new subsidiaries in Hong Kong to diversity revenue streams, following a decline in its Traditional Information Technology (TIT) business segment.

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

In December 2022, the Company entered into a series of contracts with certain third parties to sell its cryptocurrency mining and related equipment for a total sale price of approximately $1.08 million. The Company also terminated the leases for both the office facility and the storage rooms, which were previously used to house most of its mining machines for its cryptocurrency mining operations, and laid off relevant employees. As a result, the Company had ceased its cryptocurrency mining business by December 31, 2022.

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

(2)

Blockchain Technology (BT) segment — The BT segment is the Company’s newly formed business sector. Cryptocurrency mining is the first initiative implemented in the BT segment. However, due to the decreased output and the highly volatile cryptocurrency market, the Company had ceased the operation of the BT segment by December 2022.

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

Customers and Related Parties

In fiscal year 2022, 2021 and 2020, no single customer represented 10% or more of our total revenue of continuing operations. The following tables provide revenue by our major customers of continuing operations for the years ended December 31, 2022, 2021 and 2020.

Year 2022

	Revenues	% of
	(Thousands)	Revenues
Guangzhou Shengzhuo Intelligent Technology Co., Ltd	$1,831	8%
Shenzhen Chuangzhi Tiancheng Technology Co., Ltd	1,464	6%
Shenzhen Nortel Positive Light Technology Co., Ltd	949	4%
Shenzhen Dingsheng Huaxun Technology Co., Ltd	840	3%
Shanghai Easy Net E-commerce Co., Ltd	835	3%
TOTAL	$5,919	24%

Year 2021

	Revenues	% of
	(Thousands)	Revenues
Shenzhen Yixing Information Technology Co. Ltd	$1,654	9%
Guangxi Wancang Technology Group Co., Ltd	1,092	6%
Guangzhou Shengzhuo Intelligent Technology Co., Ltd	990	5%
Shenzhen Taitao Electronic Technology Co., Ltd	967	5%
Shenzhen Chuangzhi Tiancheng Technology Co. Ltd	750	4%
TOTAL	$5,453	29%

Year 2020

	Revenues	% of
	(Thousands)	Revenues
Quxian Qucheng Science and Technology Development Co. Ltd	$666	6%
Shenzhen Huaqi Technology Co., Ltd	624	6%
Shenzhen Bite Technology Co., Ltd	538	5%
Guangzhou Lindian Intelligent Technology Co., Ltd	459	4%
Hainan Zhiming Culture and Education Development Co. Ltd	450	4%
TOTAL	$2,737	25%

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

Business Transformation Efforts

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

In 2021, we expanded our CAT based new media sharing platform into digital advertising and smart community sectors by acquiring Taoping New Media Co., Ltd. to provide out-of-home digital advertising. Also, we explored business opportunities in blockchain, digital assets, and cryptocurrency mining operations by recruiting seasoned executives, contracting various well-known consulting firms, suppliers, and operators in these areas. In addition, we formed a Blockchain Business Division to manage blockchain development, digital assets NFT (None Fungible Token) and cryptocurrency mining operations, and a Digital Culture Business Division to cover on-line education and digital advertising operations. We generated revenues of $5.5 million from the blockchain business during the year ended December 31, 2021.

However, due to a decrease in output and the highly volatile nature of the cryptocurrency market, in December 2022, the Company entered into a series of contracts with certain third parties to sell its cryptocurrency mining and related equipment for a total sale price of approximately $1.08 million. The Company also terminated the leases for both the office facility and the storage rooms, which were previously used to house most of its mining machines for its cryptocurrency mining operations, and laid off relevant employees. As a result, the Company had ceased its cryptocurrency mining business by December 31, 2022.

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

As of December 31, 2022, through our wholly-owned subsidiaries IST, TopCloud, Biznest, Bocom, and ISIOT, we had 177 registered and copyrighted software products, 528 registered trademarks and held 30 patents. We also own three domain names (http://www.taop.com; http://www.taoping.cn; and http://www.pubds.com).

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

The establishment, operation and management of corporate entities in mainland China are governed by the Company Law of the People’s Republic of China, or the China Company Law, which was adopted by the SCNPC in December 1993, implemented in July 1994, and subsequently amended in December 1999, August 2004, October 2005, December 2013 and October 2018. Under the China Company Law, companies are generally classified into two categories: limited liability companies and companies limited by shares. The China Company Law applies to both domestic and foreign-invested companies.

Investment activities in mainland China by foreign investors are governed by the Guiding Foreign Investment Direction, which was promulgated by the State Council on February 11, 2002, and came into effect on April 1, 2002, and the latest Special Administrative Measures (Negative List) for Foreign Investment Access (2022), or the Negative List, which was promulgated by the MOFCOM and the NDRC on March 12, 2022, and took effect on the same date. The Negative List sets out in a unified manner the restrictive measures, such as the requirements on shareholding percentages and management, for the access of foreign investments, and the industries that are prohibited for foreign investment. Any field not falling in the Negative List shall be administered under the principle of equal treatment to domestic and foreign investment.

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

In December 2019, the MOFCOM and the SAMR issued the Measures for the Reporting of Foreign Investment Information, which came into effect in January 2020. After the Measures for the Reporting of Foreign Investment Information came into effect, the Interim Measures on the Administration of Filing for Establishment and Change of Foreign Invested Enterprises has been repealed simultaneously. Since January 1, 2020, for foreign investors carrying out investment activities directly or indirectly in mainland China, the foreign investors or foreign-invested enterprises shall submit investment information to the relevant commerce administrative authorities pursuant to these measures.

In light of the above restrictions and requirements, prior to the dissolution of our VIE structure in September 2021, we had conducted our value-added telecommunications businesses through our then consolidated VIEs. As a result of the dissolution of our VIE structure, we ceased the e-commerce and related businesses which had constituted a minor portion of our consolidated revenue. Based on the legal analysis of the Company’s in-house legal counsel, who is a licensed attorney in the PRC, we believe that none of our PRC subsidiaries’ current business is stipulated on the Negative List.

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

Regulations on Mobile Internet Applications Information Services

Mobile Internet applications and the Internet application store are especially regulated by the Administrative Provisions on Mobile Internet Applications Information Services, or the APP Provisions, which was promulgated by the CAC, on June 28, 2016 and entered into force on August 1, 2016. The APP Provisions regulate the APP information and the APP store service providers, and the CAC and local offices of cyberspace administration are responsible for the supervision and administration of nationwide or local APP information respectively.

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

New Overseas Listing Rules issued by the Chinese Government

The PRC government has recently indicated an intent to take actions to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For example, on July 6, 2021, the relevant PRC government authorities made public the Opinions on Strictly Scrutinizing Illegal Securities Activities in Accordance with the Law, or the Opinions. These Opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision of overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.

On December 24, 2021, the CSRC issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), collectively the Draft Overseas Listing Regulations, for public comment until January 23, 2022.

Following issuance of the Draft Overseas Listing Regulations, on February 17, 2023, the CSRC issued the Notice on Filing Arrangements for Overseas Securities Offering and Listing by Domestic Companies (the “CSRC Filing Notice”), stating that the CSRC has published the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) and five supporting guidelines (the “Listing Guidelines”), collectively the Trial Measures and Listing Guidelines or the Oversea Listing Rules. Among others, the Oversea Listing Rules provide that overseas offerings and listings by PRC domestic companies shall:

(i) require submission of relevant materials that contain a filing report and a legal opinion, providing truthful, accurate and complete information on matters including but not limited to the shareholders of the issuer. Where the filing documents are complete and in compliance with stipulated requirements, the CSRC shall, within 20 working days after receipt of filing documents, conclude the filing procedure and publish filing results on the CSRC website. Where filing documents are incomplete or do not conform to stipulated requirements, the CSRC shall request supplementation and amendment thereto within five working days after receipt of the filing documents. The issuer should then complete supplementation and amendment within 30 working days;

(ii) abide by laws, administrative regulations and relevant state rules concerning foreign investment in China, state-owned asset administration, industry regulation and outbound investment, and shall not disrupt the PRC domestic market order, harm state or public interests or undermine the lawful rights and interests of PRC domestic investors;

(iii) abide by national secrecy laws and relevant provisions. Necessary measures shall be taken to fulfill confidentiality obligations. Divulgence of state secrets or working secrets of government agencies is strictly prohibited. Provision of personal information and important data, etc., to overseas parties in relation to overseas offering and listing of PRC domestic companies shall be in compliance with applicable laws, administrative regulations and relevant state rules; and

(iv) be made in strict compliance with relevant laws, administrative regulations and rules concerning national security in the spheres of foreign investment, cybersecurity, data security, etc., and issuers shall duly fulfill their obligations to protect national security. If the intended overseas offering and listing necessitates a national security review, relevant security review procedures shall be completed according to the law before the application for such offering and listing is submitted to any overseas parties such as securities regulatory agencies and trading venues;

The Trial Measures came into effect on March 31, 2023. PRC domestic companies seeking to offer and list securities (which, for the purposes of the Trial Measures, are defined thereunder as equity shares, depository receipts, corporate bonds convertible to equity shares, and other equity securities that are offered and listed overseas, either directly or indirectly, by PRC domestic companies) in overseas markets, either via direct or indirect means, must file with the CSRC within three working days after their application for an overseas listing is submitted.

The Trial Measures provide that where a PRC domestic company seeks to indirectly offer and list securities in overseas markets, the issuer shall designate a major domestic operating entity, which shall, as the domestic entity responsible, file with the CSRC. The Trial Measures stipulate that an overseas listing will be determined as “indirect” if the issuer meets both of the following conditions: (1) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year are accounted for by PRC domestic companies (“Condition I”), and (2) the main parts of the issuer’s business activities are conducted in the PRC, or its main places of business are located in the PRC, or the senior managers in charge of its business operations and management are mostly Chinese citizens or domiciled in the PRC (“Condition II”); whether Chinese citizens from Taiwan, Hong Kong, and Macau are included in the foregoing specification is not specified. The determination as to whether or not an overseas offering and listing by PRC domestic companies is indirect shall be made on a ‘substance over form’ basis; the Listing Guidelines further stipulate that if an issuer not satisfying Condition I submits an application for issuance and listing in overseas markets in accordance with relevant non-PRC issuance regulations requiring such issuer to disclose risk factors mainly related to the PRC, the securities firm(s) and the issuer’s PRC counsel should follow the principle of “substance over form” in order to identify and argue whether the issuer should complete a filing under the Trial Measures. Subsequent securities offerings of an issuer in (i) the same overseas market where it has previously offered and listed securities, and (ii) an overseas market other than one where the issuer has previously offered and listed securities shall be filed with the CSRC within three working days after offerings are completed. Additionally, the Trial Measures stipulate that after an issuer has offered and listed securities in an overseas market, the issuer shall submit a report to the CSRC within three working days after the occurrence and public disclosure of (i) a change of control thereof, (ii) investigations of or sanctions imposed on the issuer by overseas securities regulators or relevant competent authorities, (iii) changes of listing status or transfers of listing segment, and (iv) a voluntary or mandatory delisting.

The CSRC Filing Notice states that, beginning from March 31, 2023, PRC domestic enterprises which have already issued and listed securities overseas and fall within the scope of filing under the Trial Measures shall be considered “existing enterprises” (“Existing Listed Enterprises”). Existing Listed Enterprises are not required to complete filings immediately; rather, Existing Listed Enterprises should complete filings if they are subsequently involved in matters require filings, such as follow-on financing activities, in accordance with the Trial Measures.

There is a possibility that we may be deemed as an Existing Listed Enterprise as defined under the CSRC Filing Notice, and that future offerings of listed securities or listings outside China by us may be subject to CSRC filing requirements in accordance with the Trial Measures.

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

Our current executive offices are located at 21st Floor, Everbright Bank Building, Zhuzilin, Futian District, Shenzhen, Guangdong, 518040, China, of which IST currently has property use rights. This office facility property consists of approximately 1,200 square meters and is currently being used as collateral for certain of our short-term bank loans. Our other properties primarily consist of media display equipment, computer equipment, servers, licensed software, furniture and fixtures. We currently do not have any intention to make large scale improvements or developments with respect to these properties.

We believe that all our properties have been adequately maintained, are generally in good condition, and are suitable and adequate for our business.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not Applicable.

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

A. Operating Results

Overview

We are a leading provider of integrated cloud-based platform, resource sharing functionality, and big data solutions to the Chinese new media, education residential community management, and elevator IoT industries. Our Internet ecosystem enables all participants of the new media community to efficiently promote brands, disseminate information, and share resources. In addition, we provide a broad portfolio of software, hardware and fully integrated solutions, including information technology infrastructure and Internet-enabled display technologies to customers in government, education, healthcare, media, transportation, and other private sectors. In 2021, we ventured into the blockchain related business through the launch of cryptocurrency mining operations but had discontinued such business by December 2022.

We were founded in 1993. As of December 31, 2022, we had approximately 63 full-time employees.

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

In 2021, we ventured into the blockchain related business through the launch of cryptocurrency mining operations. However, in December 2022, the Company entered into a series of contracts with certain third parties to sell its cryptocurrency mining and related equipment for a total sale price of approximately $1.08 million. The Company also terminated the leases for both the office facility and storage rooms, which were previously used to house most of its mining machines for its cryptocurrency mining operations, and laid off relevant employees. As a result, the Company had ceased its cryptocurrency mining business by December 31, 2022.

Recent Developments

In March and April 2023, the Company entered into two long-term strategic cooperation agreements (the “Agreements”) with Zhaoyuan City, Shandong Province and Wuxuan County, Guangxi Province, respectively. Under the Agreements, the Company will provide Taoping’s cloud-based intelligent product solutions, including its IoT Smart Rest Station, fully autonomous street sweeper, smart large screen displays, and Blue Box off-grid wastewater treatment solution. Zhaoyuan City and Wuxuan County will provide the Company with multiple channels of support and preferential policies. As part of the Agreements, both parties will also work together on low-carbon environmental protection, urban renewal, rural ecological revitalization, and other related projects.

Leveraging its strong technological reserves and advanced supporting technologies such as AI and IoT, the Company will provide Zhaoyuan City and Wuxuan County with smart city renewal solutions and technical support, and implement environmental governance projects such as wastewater, waste gas, and garbage treatment. Based on the concept of efficient and low-carbon environmental governance, the Company has combined its digital and intelligent innovative technology products, including its IoT Smart Rest Station with fully autonomous street sweeper and its new off-grid wastewater treatment solution, which will effectively improve the overall public service and environmental protection level for both urban and rural areas.

The above collaborations are expected to bring significant revenue streams for the Company in 2023 and beyond.

Principal Factors Affecting Our Financial Performance

Demand for Software Products and Services, Advertising, and High-End Server

The revenue growth and profitability of our business depend on the overall market demand for software products and related services, high-end data servers, and out-of-home advertising. The demand for our CBT products is attributable to rapid urbanization and rising living standards in China. As a result of migration to the cities, individuals’ disposable income and consumptions of information to assist their purchases of goods and services increase as well. Consequently, our CBT products become increasingly receptive to advertisements displayed at public locations. Meanwhile, rising competition has driven merchants and service providers to seek advertisements as a way to make their brands visible and memorable that drives up the demand for innovative advertising technology like our cloud-based software and services. COVID-19 pandemic has changed landscape of business operations and resulted in significant increase in working from remote locations, on-line shopping, on-line education, on-line entertainment, and other on-line business transactions creating high demand for high-end data storage servers to accommodate the surging internet information transmission.

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

Taxation

Taoping and Taoping Holdings were incorporated in the BVI, and not subject to taxation in that jurisdiction. Under the “anti-inversion” rules of Section 7874 of the U.S. Internal Revenue Code, Taoping is treated for U.S. federal taxation purpose as a U.S. corporation and, accordingly, is subject to U.S. federal income tax on its worldwide income with a maximum income tax rate of 21%.

No provision for income tax in the United States has been made as Taoping has no taxable income in the United States.

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

Business Segment Information

Segment information is consistent with how the Chief Operating Decision Maker, i.e., the Directors of the Company, review business health, make investment, allocates resources and assess operating performances. Transfers and sales between reportable segments, if any, are recorded at cost.

We report financial and operational information in the following three segments:

(1)	Cloud-based Technology (CBT) segment — It includes the Company’s cloud-based products, high-end data storage servers and related services sold to private sectors including new media, healthcare, education and residential community management, and among other industries and applications. In this segment, the Company generates revenues from the sales of hardware and software total solutions with proprietary software and content as well as from designing and developing software products specifically customized for private sector customers’ needs for a fixed price. The Company includes the revenue and cost of revenue of high-end data storage servers in the CBT segment. Advertising services is included in the CBT segment, after the Company consummated the acquisition of TNM. Advertisements are delivered to the ads display terminals and vehicular ads display terminals through the Company’s cloud-based new media sharing platform. Incorporation of advertising services complements the Company’s out-of-home advertising business strategy.

(2)	Blockchain Technology (BT) segment — The BT segment is the Company’s newly formed business sector. Cryptocurrency mining is the first initiative implemented in the BT segment. However, due to the decreased output and the highly volatile cryptocurrency market, the Company had ceased the operation of the BT segment by December 2022.

(3)	Traditional Information Technology (TIT) segment — The TIT segment includes the Company’s project-based technology products and services sold to the public sector. The solutions the Company has sold primarily include Geographic Information Systems (GIS), Digital Public Security Technology (DPST), and Digital Hospital Information Systems (DHIS). In this segment, the Company generates revenues from sales of hardware and system integration services. As a result of the business transformation, the TIT segment is being gradually phased out in 2021.

For more information regarding our operating segments, see Note 20 (Consolidated Segment Data) to our audited consolidated financial statements included elsewhere in this report.

Results of Operations

Comparison of Years Ended December 31, 2022 and 2021

The following table sets forth key components of our results of operations for fiscal years ended December 31, 2022 and 2021, both in dollars and as a percentage of our revenue.

	December 31, 2022		December 31, 2021
	Amount	% of Revenue	Amount	% of Revenue
Revenue	$24,233,463	100.00%	$19,390,579	100.00%
Costs of revenue	17,003,414	70.17%	12,719,125	65.59%
Gross profit	7,230,049	29.83%	6,671,454	34.41%
Administrative expenses	(6,149,981)	(25.38)%	(11,638,691)	(60.02)%
Research and development expenses	(3,606,653)	(14.88)%	(4,479,045)	(23.10)%
Selling expenses	(639,052)	(2.64)%	(694,474)	(3.58)%
(Loss) from operations	(3,165,637)	(13.06)%	(10,140,756)	(52.30)%
Subsidy income	148,577	0.61%	181,620	0.94%
(Loss) from equity method investment	(261,397)	(1.08)%	(814,440)	(4.20)%
Other income (loss), net	3,314,433	13.68%	(59,867)	(0.31)%
Interest income	7,956	0.03%	4,631	0.02%
Interest expense	(556,434)	(2.30)%	(928,352)	(4.79)%
(Loss) before income taxes	(512,502)	(2.11)%	(11,757,164)	(60.63)%
Income tax (expense) benefit	(69,869)	(0.29)%	(5,321)	(0.03)%
Net loss from continuing operations	(582,371)	(2.40)%	(11,762,485)	(60.66)%
Net loss (income) from discontinued operations	(6,499,276)	(26.82)%	1,837,626	9.48%
Net (loss)	(7,081,647)	(29.22)%	(9,924,859)	(51.18)%
Less: Net loss attributable to non- controlling interest	-	-	-	-
Net (loss) attributable to Company	$(7,081,647)	(29.22)%	$(9,924,859)	(51.18)%

Revenue. We generate revenues from advertising, selling hardware, software, and other technology-related services to customers. For the year ended December 31, 2022, our total revenue of continuing operations was $24.2 million, of which approximately $0.2 million was from related parties, compared to total revenue of $19.4 million for the year ended December 31, 2021, an increase of $4.8 million, or 25.0%. The increase was primarily due to an increase of $1.5 million revenue from products, an increase of $2.8 million of advertising revenue, an increase of $0.8 million of other revenue, offset by a decrease of $0.3 million of software revenue. The Company expects that revenue for the year of 2023 would increase moderately as a result of the growth of advertising businesses, as well as the sales of its new cloud-based intelligent products and solutions.

The following table shows our revenue, percentage of revenue, cost of revenue and gross margin, by revenue categories:

	Year Ended December 31, 2022				Year Ended December 31, 2021
		% of	Cost of	Gross		% of	Cost of	Gross
	Revenue	Revenue	Revenue	Margin	Revenue	Revenue	Revenue	Margin
Products	$12,253,565	50.56%	11,125,855	9.20%	$10,724,707	55.31%	9,890,346	7.78%
Software	4,820,454	19.89%	665,846	86.19%	5,174,422	26.69%	582,490	88.74%
Advertising	5,409,511	22.32%	3,746,585	30.74%	2,577,712	13.29%	2,193,945	14.89%
Others	1,749,933	7.23%	1,465,128	16.28%	913,738	4.71%	52,344	94.27%
Total	$24,233,463	100.00%	17,003,414	29.83%	$19,390,579	100.00%	12,719,125	34.41%

A breakdown of revenue, percentage of revenue, cost of revenue and gross margin by segments is as follows:

	Year Ended December 31, 2022				Year Ended December 31, 2021
		% of	Cost of	Gross		% of	Cost of	Gross
	Revenue	Revenue	Revenue	Margin	Revenue	Revenue	Revenue	Margin
TIT Segment	$235,128	0.97%	715,907	(204.48)%	$636,743	3.28%	633,713	0.48%
CBT Segment	23,998,335	99.03%	16,287,508	32.13%	18,753,836	96.72%	12,085,412	35.56%
BT Segment	-	-	-	-	-	-	-	-
Total	$24,233,463	100.00%	17,003,415	29.83%	$19,390,579	100.00%	12,719,125	34.41%

Cost of revenue and gross profit. As indicated in the tables above, our cost of revenue increased by $4.3 million, which were mainly attributed to increases in cost of products of $1.2 million, cost of advertising of $1.6 million, cost of software of $0.1 million, and cost of others of $1.4 million, or 33.7%, to $17.0 million, for the year ended December 31, 2022, from $12.7 million for the year ended December 31, 2021. As a percentage of revenue, our cost of revenue increased to 70.2% during the year ended December 31, 2022, from 65.6% during the year ended December 31, 2021. As a result, gross profit as a percentage of revenue decreased to 29.8% for the year ended December 31, 2022 from 34.4% for the year ended December 31, 2021. The decrease in the overall gross margin primarily resulted from lower margin of software and other revenue.

Administrative expenses. Our administrative expenses consist primarily of compensation and benefits for our general management, finance and administrative staff, professional advisor consulting fees, audit fees, and other expenses incurred in connection with general operations. Our administrative expenses decreased by $5.5 million, or 47.2%, to $6.1 million for the year ended December 31, 2022, from $11.6 million for the year ended December 31, 2021. As a percentage of revenue, administrative expenses decreased to 25.4% for 2022, from 60.0% for 2021. Such decrease was primarily due to a decrease of $4.5 million in allowance for credit losses, and decrease in share-based compensation of $2.6 million to certain employees and consultants, offset by an increase of consulting fees of $0.6 million and an increase of foreign currency exchange loss of $0.7 million. We expect that the administrative expenses in 2023 will be consistent with that of fiscal year 2022. As a percentage of revenue, administrative expenses will decrease as result of the expected additions of new revenue streams.

Research and development expenses. Our research and development expenses consist primarily of personnel related expenses, as well as costs associated with new software and hardware development and enhancement. Our research and development expenses decreased by $0.9 million, or 19.5%, to $3.6 million for the year ended December 31, 2022, from $4.5 million for the year ended December 31, 2021. Such decrease was primarily due to the decrease of amortization of intangible assets, decrease of depreciation of R&D related hardware equipment and software, and the decrease in payroll and benefits to R&D staff. As a percentage of revenue, research and development expenses decreased to 14.9% for 2022, from 23.1% for 2021. We expect that the R&D expenses in 2023 will be consistent with that of fiscal 2022, while as a percentage of revenue, R&D expenses will slightly decrease.

Selling expenses. Our selling expenses consist primarily of the compensation and benefits to our sales and marketing staff, business entertainment expenses, and marketing expenses. Our selling expenses decreased by $0.06 million, or 8.0%, to $0.64 million for the year ended December 31, 2022, from $0.70 million for the year ended December 31, 2021. This decrease was due to the decrease of the other selling activities related costs. We expect that the selling expenses in 2023 will increase in line with revenue increase, while as a percentage of revenue, selling expenses will slightly decrease.

Subsidy income. Our subsidy income consists primarily of the compensation and benefits to governmental subsidies. Our subsidy income decreased by $0.03 million, or 18.2%, to $0.15 million for the year ended December 31, 2022, from $0.18 million for the year ended December 31, 2021.

Other income (loss). Other income for the year ended December 31, 2022 was approximately $3.3 million, compared to other loss of approximately $0.1 million in 2021. Other income in 2022 was mainly the income generated from the write-off of approximately $0.3 million of accounts payable and other payables, and an income of approximately $3.0 million for disposition of a subsidiary.

Interest expense. Interest expense for the year ended December 31, 2022 was approximately $0.6 million, compared to interest expense of approximately $0.9 million in 2021. The decrease of interest expense in 2022 was mainly due to the decrease of interest accrual and the amortization of debt discount from issuance of convertible notes in 2021.

Income tax expense. We recorded income tax expense of $69,869 for the year ended December 31, 2022, as compared to $5,321 of income tax expense in 2021.

Net loss (income) from discontinued operations. Net loss from discontinued operations for the year ended December 31, 2022 was approximately $6.5 million, compared to net income of approximately $1.8 million in 2021.

Net loss attributable to Company. As a result of the cumulative effect of the foregoing factors, we had a net loss attributable to the Company of $7.1 million for the year ended December 31, 2022, as compared to net loss of $9.9 million for the year ended December 31, 2021.

Comparison of Years Ended December 31, 2021 and 2020

Since the cessation of cryptocurrency mining business occurred in December 2022, the comparison of the results of operations for fiscal year ended 31, 2021 and 2020 remain unchanged as that disclosed in the annual report on Form 20-F filed for fiscal year 2021.

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

Revenue. We generate revenues from cryptocurrency mining, advertising, selling hardware, software, and other technology-related services to customers. For the year ended December 31, 2021, our total revenue was $24.8 million, of which approximately $0.2 million was from related parties, compared to total revenue of $11.0 million for the year ended December 31, 2020, an increase of $13.8 million, or 124.6%. The revenue increase was mainly contributed by products and software sales totaling $5.8 million, advertising from TNM of $2.6 million, and cryptocurrency mining of $5.5 million.

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

Upon completion of acquisition of TNM in June 2021, in the digital advertising sector, we became a fully integrated new media advertising enterprise with technical expertise in cloud based new media sharing platform, smart ads display terminal, and mobile applications extended to the end customers who pay for the advertising slots to promote their businesses or special events. In 2021, additional $2.6 million advertising revenue from TNM strengthened our revenue generation, cash flows, liquidity, and capital resources. In 2021 and 2022, we explored various opportunities in the blockchain and digital assets space, specifically by conducting cryptocurrency mining.

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

Foreign Currency Fluctuations

See Item 11 “Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Risk.”

B. Liquidity and Capital Resources

As of December 31, 2022, we had cash and cash equivalents of $1.0 million.

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

The normal credit term is ranging from 1 month to 3 months after the customers’ acceptance of high-end data storage servers or software, and completion of advertising and other services, and ranging from 1 month to 6 months after the customers’ acceptance of ads display terminals. However, because of various factors of business cycle, the actual collection of outstanding accounts receivable may be beyond the normal credit terms.

The allowance for credit losses at December 31, 2022 and 2021, totaled approximately $25.5 million and $27.3 million, respectively, representing management’s best estimate. The following table describes the movement for allowance for credit losses during the year ended December 31, 2022.

Balance at December 31, 2021	$27,262,848
Decrease for balance due to transfer of a company	(771,189)
Increase in allowance for credit losses	674,664
Foreign exchange difference	(1,682,028)
Balance at December 31, 2022	$25,484,295

The following table summarizes the key cash flow components from our consolidated statements of cash flows for the periods indicated.

Cash Flows

	Years Ended December 31,
	2022	2021	2020
Net cash (used in) operating activities	(9,035,875)	(16,149,498)	(1,782,839)
Net cash provided by (used in) investing activities	4,310,557	(14,000,268)	(1,733,643)
Net cash provided by financing activities	22,716	33,028,157	3,072,948
Effects of exchange rate changes on cash and cash equivalents	1,194,576	555,961	20,782
Net (decrease) increase in cash and cash equivalents	(3,508,026)	3,434,352	(422,752)
Cash, cash equivalents, and restricted cash at beginning of the year	4,531,266	1,096,914	1,519,666
Cash, cash equivalents, and restricted cash at end of the year	1,023,240	4,531,266	1,096,914

Operating Activities

Net cash used in operating activities was $9.0 million for the year ended December 31, 2022 and net cash used in operating activities was $16.1 million for the year ended December 31, 2021 and $1.8 million for the year ended December 31, 2020. For the fiscal year 2022, net cash used in operating activities were primarily attributed to the increase in accounts receivable for approximately $4.0 million and approximately $6.0 million for decrease in accounts payable.

Investing Activities

Net cash provided by investing activities was $4.3 million and used in $14.0 million for the year ended December 31, 2022 and 2021, respectively. Net cash used in investing activities was $1.7 million for the year ended December 31, 2020. Net cash provided by investing activities in 2022 was mainly due to purchase of property and equipment of approximately $1.8 million, offset by the proceeds from sales of property and equipment of $1.1 million, and proceeds from sales of cryptocurrencies of $5.0 million.

Financing Activities

Net cash provided by financing activities was $22,700 for the year ended December 31, 2022, mainly attributable to proceeds from borrowings under short-term loans of $7.4 million, and repayment of short-term loan of $7.4 million. Net cash provided in financing activities was $33.0 million for the year ended December 31, 2021, mainly attributable to receipts of the borrowings from related party of $3.1 million, and net proceeds of $28.3 million from issuance of ordinary shares through private placement offerings. Net cash provided by financing activities was $3.1 million for the year ended December 31, 2020, mainly attributable to the receipts of $2.7 million of net proceeds from a convertible note financing, and $1.2 million of net proceeds from private placement.

Loan Facilities

As of December 31, 2022 and 2021, our loan facilities were as follows:

Short-term bank loans

	December 31,
	2022	2021
Secured short-term loans	$7,203,762	$7,792,125
Total short-term bank loans	$7,203,762	$7,792,125

Management’s Plans

In 2022, COVID-19 pandemic was largely contained in China. As a result of the gradual recovery of the market conditions and customer demands, the Company’s revenue of continuing operations achieved 25.0% for year 2022 year-over-year increase. The Company has also significantly improved profitability by $2.8 million by reducing net loss to $7.1 million. Cash and cash equivalents at December 31, 2022 was $1.0 million, compared to cash and cash equivalents of $4.5 million a year ago.

The Company incurred a net loss of approximately $7.1 million for year ended December 31, 2022, compared to a net loss of $9.9 million for 2021. The improved profitability was mainly due to the decrease of provision of allowance of credit losses and the expenses of stock-based compensation. As of December 31, 2022, the Company had a working capital deficit of approximately $0.2 million, improved from a working capital deficit of $3.9 million as of December 31, 2021.

In June 2021, the Company completed an acquisition of 100% of equity of TNM to offer more comprehensive services of the new media sharing platform and enhance revenue generation from new media and advertising sectors. As a result of the acquisition, revenue from advertising nearly doubled for year 2022, as compared with year 2021. In April 2021, the Company also formed a blockchain business segment and engages in cryptocurrency mining activities as the first initiative of this sector to supplement the diminished Traditional Information Technology (TIT) business segment as a part of new business transformation. However, due to the decreased output and the highly volatile cryptocurrency market, revenue generated from cryptocurrency mining decreased to $4.1 million in 2022, as compared to $5.5 million in 2021. In December 2022, the Company ceased its cryptocurrency mining business, and will continue to focus the efforts on its digital adverting, smart display and the newly added smart community and related businesses.

The Company’s two core competencies, the Taoping national sales network and the highly scalable and compatible cloud platform, and its strong software development capability, make it a valued partner by many other smart-community customers and solution providers. In addition to seeking strategic acquisition to expand its digital advertising business, the Company continues to explore business opportunity in the smart community and new energy sectors. From late 2022 to April 2023, the Company has entered into a series of long-term strategic cooperation agreements with various customers to provide Taoping’s cloud-based intelligent product solutions, including smart large screen, IoT smart rest station and off-grid wastewater treatment solution, which are expected to generate significant revenue growth and operating cashflow for the Company for year 2023 and beyond.

If the Company’s execution of business strategies is not successful in addressing its current financial concerns, additional capital raise from issuing equity security or debt instrument or additional loan facility may occur to support required cash flows. The Company’s existing $7.2 million revolving bank loan, which was collateralized with the Company’s office property, provides important capital support for its operation. In addition, it is in the process of renewing the bank facility line with a total value of approximately $11.9 million. From equity financing perspective, the Company’s effective F-3 registration statement facilitates potential future equity offerings. In conclusion, the Company believes that it has the ability to raise needed capital to fund its operations and business growth, and is able to operate as a going concern.

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

The following table provides the amount of our statutory general reserve, the amount of restricted net assets, consolidated net assets, and the amount of restricted net assets as a percentage of consolidated net assets, as of December 31, 2022 and 2021:

	December 31,
	2022	2021
PRC general reserve - restricted net assets	$10,209,086	$14,044,269
Consolidated net assets	$9,616,692	$19,252,258
Restricted net assets as percentage of consolidated net assets	106.16%	72.95%

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

As of December 31, 2022 and 2021, the breakdown of our cash and cash equivalents (including restricted cash) was as follows:

	December 31,
	2022	2021
Cash located outside of the PRC	$17,348	$318,880
Cash held by VIE and its subsidiaries	-	-
Cash held by other entities located in the PRC (except VIEs noted above)	997,243	4,206,472
Cash and cash equivalents from continuing operations	1,014,591	4,525,352
Cash and cash equivalents from discontinued operations	8,649	5,914
	$1,023,240	$4,531,266

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

Revenue – Software

The Company designs and develops software products. Software development projects usually include developing software, integrating various isolated software systems into one, and testing the system. The design and build services, together with the integration of the various elements, are generally determined to be essential to the functionality of the delivered software. The contracted price is usually paid at the delivery of the software. The Company usually provides non-software services including after-sale support, technical training. The technical training only occurs at the introduction of the software. The software is highly specialized and stable, after-sale support and subsequent upgrade or enhancement are infrequent. The Company has estimated the costs associated with the non-software performance obligations and concludes that these obligations are de minimis to the overall contract. Therefore, the Company does not further allocate transaction price.

The Company usually completes the software support service in one-off and recognizes the revenue at the point of delivery of service because the Company does not have an enforceable right to payment for performance completed to date. Revenues from software development contracts are classified as “Revenue-Software” on the Company’s consolidated statements of operations.

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

Revenue - Cryptocurrency mining

The Company has entered into digital asset mining pools by executing contracts with the mining pool operators to provide computing power to the mining pool. The contracts are terminable under certain circumstances. Both the Company and the mining pool operator have the right to terminate the contract at any time, with or without cause, and without compensation. In exchange for providing computing power, the Company is entitled to a fractional share of the fixed cryptocurrency awards the mining pool operator receives (less digital asset transaction fees to the mining pool operator, if any.) for successfully adding a block to the blockchain. The Company’s fractional share is based on the proportion of computing power the Company contributed to the mining pool operator to the total computing power contributed by all mining pool participants in solving the current algorithm. The contract first exists upon the successful placement of a block on the blockchain by the pool operator because that is the point when the parties have performed their contract obligation and neither party can unilaterally terminate the contract without compensating the other party.

Providing computing power in digital asset transaction verification services is an output of the Company’s ordinary activities. The provision of providing such computing power is the only performance obligation in the Company’s contract with mining pool operator.

The transaction consideration the Company receives, if any, is noncash consideration, which the Company measures at fair value using the quoted price from principal market of the related cryptocurrency on the date received, which is not materially different than the fair value at the contract inception or at the time the Company has earned the award from the pools. The consideration is all variable. Because it is not probable that a significant reversal of cumulative revenue will not occur (ASC 606-10-32-11), the consideration is constrained until the mining pool operator successfully places a block (by being the first to solve an algorithm), and the Company receives confirmation of the consideration it will receive, at which time revenue is recognized. There is no financing component, nor allocation of transaction price in these transactions.

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

The Company estimates allowance for credit losses for the anticipation of future economic condition and credit risk indicators of customers, including the potential impact of the COVID-19 pandemic on its customers’ businesses. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. In the event the Company recovers amounts previously reserved for, the Company will reduce the specific allowance for credit losses.

Inventories

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

Cryptocurrencies

Cryptocurrencies held, including Bitcoin and Ethereum, are accounted for as intangible assets with indefinite useful lives. An intangible asset with an indefinite useful life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment exists when the carrying amount exceeds its fair value, which is measured using the quoted price of the cryptocurrency at the time its fair value is being measured. If the carrying amount of the cryptocurrency exceeds its fair value, the Company recognizes an impairment loss in an amount equal to that excess. Subsequent reversal of impairment losses is not permitted.

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

A. Directors and Senior Management1

The following table sets forth certain information regarding our directors and senior management, as well as employees upon whose work we are dependent, as of the date of this annual report.

NAME	AGE	POSITION
Jianghuai Lin	54	Chairman of the Board, Chief Executive Officer
Zhiqiang Zhao	52	President and Director
Liqiong (Iris) Yan	46	Chief Financial Officer
Zhixiong Huang	54	Chief Operating Officer
Guangzeng Chen	44	Chief Technology Officer
Qian Wang	36	Chief Investment Officer
Huan Li	38	Chief Marketing Officer
Yunsen Huang	77	Director
Yong Jiang	49	Director
Remington C.H. Hu	57	Director

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

Mr. Zhiqiang Zhao. Mr. Zhao has been the President of the Company since August 2015 and a member of Board of Directors since June 19, 2012. Mr. Zhao has extensive experience in corporate operations and integrations, strategic planning, and human resource management. From March 2003 to March 2005, Mr. Zhao served as Supervisor of Human Resources for the Foxconn Technology Group. From April 2005 to July 2006, Mr. Zhao served as Administrative and Human Resource Director of iASPEC; and as Deputy General Manager of iASPEC from July 2006 to August 2010. From November 2010, Mr. Zhao began serving as the Chief Operating Officer and Vice President of the Company. From August 2010, he was vice chairman of iASPEC. From July 2011, Mr. Zhao served as General Manager of ISIOT (former HPC Electronics (Shenzhen) Ltd.). Mr. Zhao holds a Bachelor’s Degree in Mechanical & Electrical Engineering from Inner Mongolia University.

Ms. Liqiong (Iris) Yan. Ms. Yan has been the Chief Financial Officer of the Company since May 2021. Ms. Yan has over ten years’ experience in finance, investor relations and corporate governance. She served as the Company’s Assistant CFO between 2018 and 2021 and prior to that she was the Director of Investor Relations and Secretary of the Board of the Company since 2007. During her tenure, Ms. Yan assisted in Company’s NASDAQ listing, Company’s strategic acquisitions and overseas equity/debt financings, and was instrumental in strategy planning, financial management and capital strategy management. Ms. Yan is a Certified Management Accountant (CMA) licensed by the Institute of Management Accountants. Ms. Yan received a postgraduate diploma in Investment from Fudan University and a bachelor’s degree in International Economics from Beijing Normal University.

Mr. Zhixiong Huang. Mr. Huang has been Chief Operating Officer of the Company since August 2015. Between July 2001 and March 2002, Mr. Huang served as the General Manager of product development of Shenzhen Runsheng Information Systems Company Ltd., and was responsible for overseeing general operations. From September 2002 and October 2006, Mr. Huang served as the deputy general manager of iASPEC, where he supervised iASPEC’s research and development activities and consulted on various sophisticated technical issues. From January 2006 to September 2013, he served as the Company’s Vice President, and was Chief Technology Officer from December 2008 and September 2013. Mr. Huang holds a Bachelor’s Degree in computer science from Hehai University in China, and has over twenty years of’ experience in information systems. Mr. Huang is currently a Director of the Shenzhen Computer Association, and an expert with the Shenzhen Expert Association and the Shenzhen Science and Technology Innovation Association.

Mr. Guangzeng Chen. Mr. Chen has served as Chief Technology Officer of the Company since December 1, 2015. Mr. Chen joined the Company as Vice President of the Research & Development Division in March 2014. Prior to joining the Company, Mr. Chen was a project manager at CoolPad Group Limited, a Shenzhen-based telecommunications equipment company that was one of the top ten smartphone manufacturing companies in China, from May 2011 to February 2014. Previously, Mr. Chen was the head of research and development at VideoHome, a Taiwanese multimedia appliance manufacturer and exporter, from June 2004 to May 2011. Mr. Chen graduated from Zhengzhou University with a Bachelor’s Degree in Computer Science.

Mr. Qian Wang. Mr. Wang has served as Chief Investment Officer of the Company since March 2021. Mr. Wang has extensive industry experience in cloud computing services, blockchain applications and operations, and overseas capital market operations. Before joining the Company, he served as co-Chief Executive Officer of Grand Shores Technology (1647.HK), the major business of which focuses on design, construction, and operation of crypto cloud computing centers and development of blockchain innovation. Mr. Wang got CFA charter and received both a Postgraduate Diploma in Financial Markets and Portfolio Management and Bachelor’s degree in Accounting and Finance from the University of Hong Kong.

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

B. Compensation

In 2022, we paid an aggregate of approximately $654,659 in cash compensation to our directors and senior management as a group. We do not set aside or accrue any amounts for pension, retirement or other benefits for our directors and senior management. However, we reimburse our directors for out-of-pocket expenses incurred in connection with their services in such capacity.

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

Transferability. Unless otherwise provided in the 2016 Plan or otherwise determined by the Administrator, an Award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the Participant, only by the Participant. However, the Administrator may, at or after the grant of an Award other than an ISO, provide that such Award may be transferred by the recipient to a “family member” (as defined in the 2016 Plan); provided, however, that any such transfer is without payment of any consideration whatsoever and that no transfer shall be valid unless first approved by the Administrator, acting in its sole discretion, and as required by the Company’s memorandum and articles of association. If the Administrator makes an Award transferable, such Award will contain such additional terms and conditions as the Administrator deems appropriate.

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

The options are exercisable at the fair market value of the Company’s ordinary shares on the grant date ($7.26 per share) with 40% of the options vesting 18 months after the date of grant, 30% vesting 30 months after the date of grant and the remaining 30% vesting 42 months after the date of grant. On January 22, 2018, Messrs. Lin, Zhao, Huang and Chen partially exercised their options granted on May 27, 2016 on a cashless basis, and received 11,934, 7,956, 7,956 and 5,967 ordinary shares of the Company, respectively. On July 31, 2020, Messrs. Lin, Zhao, Huang and Chen partially exercised their options on a cashless basis, and received 5,250, 3,500, 3,500, 2,625 ordinary shares of the Company, respectively.

On May 17, 2017, Mr. Chen was granted options to purchase additional 40,000 ordinary shares of the Company under the 2016 Plan. The options are exercisable at the fair market value of the Company’s ordinary shares on the date of the grant ($5.94 per share) with 40% of the options vesting 12 months after the date of grant, 30% vesting 24 months after the date of grant and the remaining 30% vesting 36 months after the date of grant. On July 31, 2020, Mr. Chen exercised his options on a cashless basis, and received 13,000 ordinary shares of the Company.

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

From December 2021 to July 2022, a total of 30,000 restricted shares were granted to certain consultant of the Company.

As of the date of this report, we have issued 384,524 restricted shares and granted options to purchase an aggregate of approximately 390,714 ordinary shares under the 2016 Plan.

C. Board Practices

Terms of Directors and Executive Officers

Our Board of Directors currently consists of five directors, who were elected to serve until they resign, are removed or otherwise leave offices. Eligible directors may be elected by shareholders at any general meeting by a majority of votes cast assuming properly proposed or nominated in accordance with our memorandum and articles of association.

Any member or the Board may propose any person for election as a director. Where any person, other than a director retiring at the meeting or a person proposed for re-election or election as a director by the Board, is to be proposed for election as a director, notice must be given to the Company of the intention to propose him and of his willingness to serve as a director. Such notice must be given not later than 10 days following the earlier of the date on which notice of the general meeting was posted to the shareholders or the date on which public disclosure of the date of the next general meeting was made. Where the number of persons validly proposed for re-election or election as a director is greater than the number of directors to be elected, the persons receiving the most votes (up to the number of directors to be elected) shall be elected as directors, and an absolute majority of the votes cast shall not be a prerequisite to the election of such directors.

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

The chairman of the board of directors shall have a second or casting vote in the case of an equality of votes at any meeting of the board of directors.

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

The Governance and Nominating Committee is responsible for, among other things:

●	identifying and recommending to the Board nominees for election or re-election of the Board, or for appointment to fill any vacancy;

●	reviewing annually with the Board the current composition of the Board in light of the characteristics of independence, age, skills, experience and availability of service to us;

●	identifying and recommending to the Board the directors to serve as members of the Board’s committees; and

●	monitoring compliance with our code of ethics.

The procedures by which stockholders may recommend nominees have not changed materially since last year’s proxy statement.

Board Diversity Matrix (As of April 21, 2023)
Country of Principal Executive Offices:	China
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5

	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	0	5	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction			0
LGBTQ+			0
Did Not Disclose Demographic Background			0

D. Employees

As of December 31, 2022, we had approximately 63 full-time employees. The following table illustrates the allocation of these employees among the various job functions conducted at our company.

Department	Number of Employees
Software Development	16
Sales & Marketing	7
Administration & Human Resources	11
Operation	11
Finance and Accounting	12
Management	6
TOTAL	63

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

Our employees in China participate in a state pension scheme organized by Chinese municipal and provincial governments. We are required to contribute to the scheme at rates ranging from 13% to 18% of the average monthly salary. As of the date of this report, we have complied with the regulation and have paid the state pension plan as required by law. In addition, we are required by Chinese law to cover employees in China with various types of social insurance. We have purchased social insurance for all of our full-time employees.

E. Share Ownership

The following table sets forth information regarding beneficial ownership of each class of our voting securities as of April 21, 2023 (i) by each person who is known by us to beneficially own 5% or more of each class of our voting securities; (ii) by each of our officers and directors; and (iii) by all of our officers and directors as a group. Unless otherwise specified, the address of each of the persons set forth below is in care of the Company, 21st Floor, Everbright Bank Building, Zhuzilin, Shenzhen 518040, China.

Name and Address of Beneficial Owner	Office, If Any	Title of Class	Amount and Nature of Beneficial Ownership(1)	Percent of Class(2)
Officers and Directors
Jianghuai Lin	Chairman and CEO	Ordinary Shares	4,232,055	27.1%
Zhiqiang Zhao	President and Director	Ordinary Shares	99,909	*
Liqiong (Iris) Yan	Chief Financial Officer	Ordinary Shares	38,453	*
Zhixiong Huang	Chief Operating Officer	Ordinary Shares	82,789	*
Guangzeng Chen	Chief Technology Officer	Ordinary Shares	40,834	*
Qian Wang	Chief Investment Officer	Ordinary Shares	-	*
Huan Li	Chief Marketing Officer	Ordinary Shares	-	*
Yunsen Huang	Director	Ordinary Shares	-	*
Yong Jiang	Director	Ordinary Shares	-	*
Remington C.H. Hu	Director	Ordinary Shares	-	*
All officers and directors as a group (10 persons named above)		Ordinary Shares	4,494,040	28.5%
5% Security Holders
Jianghuai Lin		Ordinary Shares	4,232,055	27.1%

* Less than 1%

(1)	Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to our ordinary shares.

(2)	As of April 21, 2023, a total of 15,600,789 ordinary shares are considered to be outstanding pursuant to SEC Rule 13d-3(d)(1). For each Beneficial Owner above, any securities that are exercisable or convertible within 60 days have been included in the denominator.

None of our major shareholders have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to Item 6 “Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

The following includes a summary of transactions since January 1, 2020 between us and certain related persons. We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

●	Since May 2017, the Company has entered into a series of contracts with Taoping New Media Co., Ltd. (TNM) and its affiliates for the sale of the Company’s Cloud-Application-Terminal based digital ads display terminals, software and technical services. Taoping New Media was a related party company controlled by Mr. Lin, the Company’s Chairman and Chief Executive Officer, until the Company’s completion of the acquisition on June 9, 2021, after which date the related party transactions were eliminated in the Company’s consolidated financial statements. For the years ended December 31, 2022, 2021 and 2020, revenues from related parties for sales of products and advertising were approximately $0.1 million, $0.1 million and $0.4 million, respectively. Accounts receivable from related parties, net of allowance for credit losses, as of December 31, 2022, 2021 and 2020 were approximately $0.1 million, $0.4 million and $4.2 million, respectively. Advances received from related parties were approximately $0.1 million, $0.1 million and $0.2 million as of December 31, 2022, 2021 and 2020, respectively.

●	For the years ended December 31, 2021 and 2020, the Company had a rental income of approximately $27,000 and $61,000, respectively, from TNM which was for the office lease between TNM and the Company. Upon completion of the Company’s acquisition of TNM on June 9, 2021, the related party rental income was eliminated in the Company’s consolidated financial statements thereafter. Other revenue generated from related parties also includes system maintenance service provided to Taoping affiliate customers, which was approximately $20,000, $49,000 and $85,000, for the years ended December 31, 2022, 2021 and 2020, respectively.

●	As of December 31, 2022 and 2021, the amount due to related parties was $3.3 million and $3.1 million, respectively, which included a loan of RMB20 million from a related company 100% owned by Mr. Lin for 12-month at the interest of 5.85% per annum, which matures on May 18, 2023.

●	On June 9, 2021, the Company and Biznest, a subsidiary of the Company, consummated an acquisition of 100% of the equity interests of TNM. Mr. Jianghuai Lin, the Chairman and CEO of the Company, who owns approximately 27.1% of total shares outstanding of the Company, owned approximately 51% of TNM. TNM is a new media operator focusing on digital life scenes and mainly engaged in selling out-of-home advertising time slots on its networked smart digital advertising display terminals with artificial intelligence and big data technologies. Acquiring TNM and synergizing its new media network will enhance the Company’s presence in the new media and advertising sectors. After completion of the acquisition, TNM becomes a wholly owned subsidiary of Biznest.

●	On September 18, 2021, the Company and the Company’s wholly owned subsidiary, Information Security Technology (China) Co., Ltd. entered into an equity transfer agreement with Mr. Jianghuai Lin, the sole shareholder of iASPEC. Upon closing of the equity transfer, the Company’s existing variable interest entity structure was dissolved and iASPEC became a wholly owned subsidiary of the Company.

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

Register

Taoping was incorporated in the BVI on June 18, 2012 under the BVI Act. Its memorandum of association authorizes the issuance of up to 100,000,000 ordinary shares without par value, which may be issued from time to time at the discretion of the Board of Directors without shareholder approval. Subject to the memorandum of association being amended by resolution of shareholders, the Board of Directors is authorized to issue shares in different classes and series and, with respect to each class or series, to determine the designations, powers, preferences, privileges and other rights, including dividend rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers and rights associated with the ordinary shares, at such times and on such other terms as they think proper.

On July 30, 2020, we completed a share combination of Taoping’s ordinary shares at a ratio of one-for-six, which decreased the Company’s outstanding ordinary shares to approximately 7,332,434 shares. This share combination did not change the maximum number of shares Taoping is authorised to issue or the par value of Taoping ordinary shares. Accordingly, except as otherwise indicated, all share and per share information contained in this annual report has been restated to retroactively show the effect of the share combination.

Objects and Purposes

Taoping’s memorandum of association grants the Company full power and authority to carry out any object not prohibited by the BVI Act or any other BVI legislation.

Directors

Directors may exercise all such powers necessary for managing, and for directing and supervising the business and affairs of the Company as are not by the BVI Act or by the memorandum and articles of association of the Company required to be exercised by the shareholders, including general powers to borrow on behalf of the Company.

Taoping’s memorandum and articles of association provide that a director who is interested in a transaction entered into or to be entered into by the Company may: (i) vote on a matter relating to the transaction; (ii) attend a meeting of directors at which a matter relating to the transaction arises and be included among the directors present at the meeting for the purposes of a quorum; and (iii) sign a document on our behalf, or do any other thing in his capacity as a director, that relates to the transaction. Additionally, Taoping’s articles of association provide that no director shall be disqualified by his office from contracting with the Company either as a buyer, seller or otherwise, nor shall any such contract or arrangement entered into by or on the Company’s behalf in which any director shall be in any way interested be voided, nor shall any director so contracting or being so interested be liable to account to us for any profit realized by any such contract or arrangement, by reason of such director holding that office or by reason of the fiduciary relationship thereby established, provided such director shall, immediately after becoming aware of the fact that he is interested in a transaction entered into or to be entered into by us, disclose such interest to the Company’s Board of Directors. A director is not required to make such a disclosure if: (i) the transaction or proposed transaction is between us and the director, and (ii) the transaction or proposed transaction is or is to be entered into in the ordinary course of the Company’s business and on usual terms and conditions. A disclosure to the Company’s Board to the effect that a director is a member, director, officer or trustee of another named company or other person and is to be regarded as interested in any transaction which may, after the date of the entry or disclosure, be entered into with that company or person, is a sufficient disclosure of interest in relation to that transaction. Such a disclosure is not made to our Board of directors unless it is made or brought to the attention of every director on the Board. Subject to Section 125(1) of the BVI Act, the failure by a director to comply with this provision does not affect the validity of a transaction entered into by the director or the Company.

Pursuant to the Company’s articles of association, a director shall not require a share qualification, but nevertheless shall be entitled to attend and speak at any meeting of the directors and meeting of the shareholders and (if applicable) at any separate meeting of the holders of any class of the Company’s shares. In addition, the remuneration of directors (whether by way of salary, commission, participation in profits or otherwise) in respect of services rendered or to be rendered in any capacity to us (including to any company in which we may be interested) shall be fixed by resolution of directors or shareholders. The directors may also be paid such travelling, hotel and other expenses properly incurred by them in attending and returning from meetings of the directors, or any committee of the directors or meetings of the shareholders, or in connection with our business as shall be approved by resolution of directors or of shareholders.

Notwithstanding any other requirement of the memorandum of association or articles of association, immediately following each annual meeting of the shareholders, there shall be held at the same place as the annual meeting of the shareholders as aforesaid, a meeting of the directors (and there shall be no requirement for any further notice of that meeting of the directors to be provided to the directors). This requirement may only be disapplied where the directors (being the directors in office immediately after the annual meeting of the shareholders as aforesaid) unanimously resolve to change such time or place of such meeting of the directors.

Rights and Obligations of Shareholders

Dividends. Subject to the BVI Act, the directors may, by resolution of directors, authorize a distribution (including a dividend) by us to shareholders at such time and of such an amount as they think fit if they are satisfied, on reasonable grounds, that immediately after the distribution, the value of our assets exceeds our liabilities and we are able to pay our debts as they fall due. Any distribution payable in respect of a share which has remained unclaimed for three years from the date when it became due for payment shall, if the board of the directors so resolves, be forfeited for the benefit of the Company. The directors may, before recommending any distribution, set aside out of the profits of the Company such sums as they think proper as a reserve or reserves which shall, at their discretion, either be employed in the business of the Company or be invested in such investments as the directors may from time to time think fit. The holder of each ordinary share has the right to an equal share in any distribution paid by us.

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

Changes in Rights of Shareholders

Under the Company’s memorandum and articles of association, if at any time the shares which we are authorized to issue are divided into more than one class or series of shares, the rights attaching to any class may only be changed by a consent in writing of the holders of a majority of the issued shares of that class or with the sanction of a resolution passed by the holders of at least a majority of the shares of the class present in person or by proxy at a separate general meeting of the holders of the shares of the class. At such a separate general meeting, the quorum shall be at least one person holding or representing by proxy a majority of the issued shares of the class.

Meetings

Under the BVI Act, there is no requirement for an annual meeting of shareholders. Under the Company’s memorandum and articles of association, we are not required to hold an annual meeting of shareholders. The Company’s shareholders’ meetings may be held at such times and in such place within or outside the BVI as our Board of Directors considers appropriate.

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

The Company’s memorandum and articles of association provide that a meeting of shareholders is duly constituted if, at the commencement of the meeting, there are shareholders present in person or by proxy representing not less than a majority of the votes of the shares or class or series of shares entitled to vote on resolutions of shareholders to be considered at the meeting. A shareholder may be represented at a meeting of shareholders by a proxy (who need not be a shareholder) who may speak and vote on behalf of the shareholder. A written instrument giving the proxy such authority must be produced at the place appointed for the meeting before the time for holding the meeting at which the person named in such instrument proposes to vote. A shareholder or his proxy shall be deemed to be present at the meeting if he participates by telephone or other electronic means and all shareholders and proxies participating in the meeting are able to hear each other.

Holders of the Company’s ordinary shares are entitled to one vote for each share held of record on all matters at all meetings of shareholders. The Company’s shareholders have no cumulative voting rights. The Company’s shareholders take action by a majority of votes cast by shareholders entitled to vote and voting, unless otherwise provided by the BVI Act or the Company’s memorandum and articles of association. A resolution of shareholders may be also be passed in writing by the holders of a majority of in excess of fifty (50) percent of the votes of those shareholders entitled to vote on the resolution.

Notices

Any notice, information or written statement required to be given to shareholders shall be served by mail (air-mail service if available) addressed to each shareholder at the address shown in the Company’s register of members.

All notices directed to be given to the shareholders shall, with respect to any registered shares to which persons are jointly entitled, be given to whichever of such persons is named first in the Company’s register of members, and notice so given shall be sufficient notice to all the holders of such shares.

Any notice, if served by post, shall be deemed to have been served within ten days of posting, and in proving such service it shall be sufficient to prove that the letter containing the notice was properly addressed and mailed with the postage prepaid.

Limitations on Ownership of Securities

There are no limitations on the right of non-residents or foreign persons to own the Company’s securities imposed by BVI law or by the Company’s memorandum and articles of association.

Change in Control of Company

Our Board of Directors is authorized to issue the Company’s ordinary shares at such times and on such other terms as they think proper. Subject to the memorandum of association being amended by resolution of shareholders, the Board of Directors is authorized to issue these shares in different classes and series and, with respect to each class or series, to determine the designations, powers, preferences, privileges and other rights, including dividend rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers and rights associated with the ordinary shares, at such times and on such other terms as they think proper. Such power could be used in a manner that would delay, defer or prevent a change of control of the Company.

Ownership Threshold

There are no provisions governing the ownership threshold above which shareholder ownership must be disclosed imposed by BVI law or by the Company’s memorandum and articles of association.

Changes in Capital

Subject to the provisions of the Company’s memorandum and articles of association, the BVI Act and the rules of NASDAQ, the Company’s unissued shares shall be at the disposal of the directors who may, without prejudice to any rights previously conferred on the holders of any existing shares, offer, allot, grant options over or otherwise dispose of the shares to such persons, at such times and upon such terms and conditions as we may by resolution of directors determine.

We may, by a resolution of shareholders, amend the Company’s memorandum of association to increase or decrease the maximum number of ordinary shares authorized to be issued.

Amendments to Memorandum and Articles of Association

The Company’s memorandum of association may be amended by resolution of shareholders and the Company’s articles of association may be amended by resolution of shareholders or resolution of directors. For the avoidance of doubt, the memorandum of association cannot be amended the directors.

Further, the directors shall not have the power to amend the articles of association of the Company (a) to restrict the rights or powers of shareholders to amend the memorandum of association or articles of association, (b) to change the percentage of shareholders required to pass a resolution to amend the memorandum of association or articles of association, (c) to change the manner prescribed in the articles of association for the election of directors to hold office, (d) where to do so would involve amending the provisions of Regulations 17.3 or 23.9 of the articles of association, and (e) in circumstances where the memorandum of association or articles of association may only be amended by the shareholders.

The rights conferred upon the holders of the shares of any class issued with preferred or other rights (for the purpose of this paragraph, any such shares of any class being referred to herein as “Preferred Shares”) shall not, unless otherwise expressly provided by the terms of issue of the Preferred Shares, be deemed to be varied by the creation or issue of further shares (a) ranking pari passu with the Preferred Shares, or (b) which in all respects do not rank ahead of the Preferred Shares and which would not confer on the holders of such further shares any rights which are superior to the rights conferred upon the holders of the Preferred Shares.

The directors shall give notice of such resolutions passed to amend the memorandum and / or articles of association to the registered agent of the Company, for the registered agent to file with the Registrar of Corporate Affairs of the British Virgin Islnads a notice of the amendment to the memorandum of association or articles of association, or a restated memorandum and articles of association incorporating the amendment(s) made, and any such amendment(s) to the memorandum of association or articles of association will take effect from the date of the registration by the Registrar of Corporate Affairs of the notice of amendment or restated memorandum and articles of association incorporating the amendment(s) made.

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

Written Consent and Cumulative Voting

Similar to the laws of most U.S. jurisdictions, under BVI law, shareholders are permitted to approve matters by way of written resolution in place of a formal meeting. There are no prohibitions in relation to cumulative voting under the laws of the British Virgin Islands but the Company’s memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Takeover Provisions

Some provisions of the Company’s memorandum and articles of association may discourage, delay or prevent a change in control of the Company or management that shareholders may consider favorable. For instance, subject to the memorandum of association being amended by resolution of shareholders, the Board of Directors is authorized to issue shares in different classes and series and, with respect to each class or series, to determine the designations, powers, preferences, privileges and other rights, including dividend rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers and rights associated with the ordinary shares, at such times and on such other terms as they think proper.

However, under British Virgin Islands law, our directors may only exercise the rights and powers granted to them under the Company’s memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of the Company.

Shareholder’s Access to Corporate Records

A shareholder of the Company is entitled, on giving written notice to the Company, to inspect (a) the memorandum and articles of association of the Company; (b) the register of members; (c) the register of directors; and (d) the minutes of meetings and resolutions of shareholders and of those classes of shares of which he is a shareholder; and to make copies of or take extracts from the documents and records. Subject to the Company’s memorandum and articles of association, the directors may, if they are satisfied that it would be contrary to the Company’s interests to allow a shareholder to inspect any document, or part of a document, specified in (b), (c) and (d) above, refuse to permit the shareholder to inspect the document or limit the inspection of the document, including limiting the making of copies or the taking of extracts from the records.

Where a company fails or refuses to permit a shareholder to inspect a document or permits a shareholder to inspect a document subject to limitations, that shareholder may apply to the BVI High Court for an order that he should be permitted to inspect the document or to inspect the document without limitation.

A company is required to keep at the office of its registered agent: its memorandum and articles of association of the company; the register of members or a copy of the register of members; the register of directors or a copy of the register of directors; and copies of all notices and other documents filed by the company in the previous ten years.

In addition, the Company’s memorandum and articles of association allow any shareholder of record who owns at least 15% of the Company’s outstanding shares, upon at least five days’ written demand, to inspect, during usual business hours, the books of account and all financial records, to make copies of records, and to conduct an audit of such records at their own cost.

Indemnification

BVI law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the BVI High Court to be contrary to public policy (e.g. for purporting to provide indemnification against the consequences of committing a crime). An indemnity will be void and of no effect and will not apply to a person unless the person acted honestly and in good faith and in what he believed to be in the best interests of the company and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful. The Company’s memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty or fraud of such directors or officers.

Under the Company’s memorandum and articles of association, subject to the BVI Act, we shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer (excluding the auditors), or who is or was serving at our request as a director or officer of another company, partnership, joint venture, trust or other enterprise. Each such indemnified person shall be indemnified out of our assets against any liability, action, proceeding, claim, demand, judgments, fines, costs, damages or expenses, including legal expenses, whatsoever which they or any of them may reasonably incur as a result of any act or failure to act in carrying out their functions other than such liability that they may incur by reason of their own actual fraud or willful default. In addition, to be entitled to indemnification, an indemnified person must not have acted in such a manner as to have incurred the liability by virtue of having committed actual fraud or willful default but no person shall be found to have committed actual fraud or willful default unless or until a court of competent jurisdiction shall have made a finding to that effect.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Mergers and Similar Arrangements

Under the BVI Act two or more BVI companies or a BVI company and non-BVI company, each a “constituent company”, may merge or consolidate. The BVI Act provides for slightly different procedures depending on the nature of the parties to the merger.

A merger involves the merging of two or more companies into one of the constituent companies (to the merger) with one constituent company continuing in existence to become the surviving company post-merger. A consolidation involves two or more companies consolidating into a new company.

A merger is effective on the date that the articles of merger (as described below) are registered by the Registrar of Corporate Affairs in the BVI, or on such later date, not exceeding 30 days from the date of registration as is stated in the articles of merger.

As soon as a merger becomes effective:

a)	the surviving company (so far as is consistent with its memorandum and articles, as amended by the articles of merger) has all rights, privileges, immunities, powers, objects and purposes of each of the constituent companies;

b)	the memorandum and articles of the surviving company are automatically amended to the extent, if any, that changes to its memorandum and articles are contained in the articles of merger;

c)	assets of every description, including choses in action and the business of each of the constituent companies, immediately vest in the surviving company;

d)	the surviving company is liable for all claims, debts, liabilities and obligations of each of the constituent companies;

e)	no conviction, judgment, ruling, order, claim, debt, liability or obligation due or to become due, and no cause existing, against a constituent company or against any shareholder, director, officer or agent thereof, is released or impaired by the merger; and

f)	no proceedings, whether civil or criminal, pending at the time of a merger by or against a constituent company, or against any shareholder, director or officer, or agent thereof, are abated or discontinued by the merger; but

	i.	the proceedings may be enforced, prosecuted, settled or compromised by or against the surviving company or against the shareholder, director, officer or agent thereof, as the case may be; or
	ii.	the surviving company may be substituted in the proceedings for a constituent company.
iii.

The registrar shall strike off the Register of Companies a constituent company that is not the surviving company in the merger.

Dissenter Rights

The BVI Act provides that any shareholder of the Company is entitled to payment of the fair value of his shares upon dissenting from a merger, unless the Company is the surviving company of the merger and the shareholder continues to hold the same or similar shares. The following is a summary of the position in respect of dissenters rights in the event of a merger under the BVI Act.

A dissenter is in most circumstances required to give to the Company written objection to the merger, which must include a statement that the dissenter proposes to demand payment for his shares if the merger takes place. This written objection must be given before the meeting of shareholders at which the merger is submitted to a vote, or at the meeting but before the vote. However, no objection is required from a shareholder to whom the Company did not give notice of the meeting of shareholders or where the proposed merger is authorized by written consent of the shareholders without a meeting.

Within 20 days immediately following the written consent, or the meeting at which the merger was approved, the Company shall give written notice of the consent or resolution to each shareholder who gave written objection or from whom written objection was not required, except those shareholders who voted for, or consented in writing to, the proposed merger.

A shareholder to whom the Company was required to give notice who elects to dissent shall, within 20 days immediately following the date on which the copy of the plan of merger or an outline of the merger is given to him, give to the Company a written notice of his decision to elect to dissent, stating:

a)	his name and address;

b)	the number and classes of shares in respect of which he dissents (which must be all shares that he holds in the Company); and

c)	a demand for payment of the fair value of his shares.

Upon the giving of a notice of election to dissent, the dissenter ceases to have any of the rights of a shareholder except the right to be paid the fair value of his shares, and the right to institute proceedings to obtain relief on the ground that the action is illegal.

The Company shall make a written offer to each dissenter to purchase his shares at a specified price that the Company determines to be their fair value. Such offer must be given within 7 days immediately following the date of the expiration of the period within which shareholders may give their notices of election to dissent, or within 7 days immediately following the date on which the merger is put into effect, whichever is later.

If the Company and the dissenter fail, within 30 days immediately following the date on which the offer is made, to agree on the price to be paid for the shares owned by the dissenter, then within 20 days:

a)	the Company and the dissenter shall each designate an appraiser;

b)	the two designated appraisers together shall designate an appraiser;

c)	the three appraisers shall fix the fair value of the shares owned by the dissenter as of the close of business on the day prior to the date of the meeting or the date on which the resolution was passed, excluding any appreciation or depreciation directly or indirectly induced by the action or its proposal, and that value is binding on the Company and the dissenter for all purposes; and

d)	the Company shall pay to the dissenter the amount in money upon the surrender by him of the certificates representing his shares, and such shares shall be cancelled.

Shareholders’ Suits

Under the provisions of the BVI Act, the memorandum and articles of association of a company are binding as between the company and its shareholders and between the shareholders.

If the majority shareholders have infringed a minority shareholder’s rights, the minority may seek to enforce its rights either by derivative action or by personal action. A derivative action concerns the infringement of the company’s rights where the wrongdoers are in control of the company and are preventing it from taking action, whereas a personal action concerns the infringement of a right that is personal to the particular shareholder concerned.

The BVI Act provides for a series of remedies available to shareholders. Where a company incorporated under the BVI Act conducts some activity which breaches the BVI Act or the company’s memorandum and articles of association, the BVI High Court can issue a restraining or compliance order. Shareholders can now also bring derivative, personal and Representative Actions under certain circumstances.

Generally any other claims against a company by its shareholders must be based on the general laws of contract or tort applicable in the BVI or their individual rights as shareholders as established by the company’s memorandum and articles of association.

In certain circumstances, a shareholder has the right to seek various remedies against the company in the event the directors are in breach of their duties under the BVI Act. Pursuant to Section 184B of the BVI Act, if a company or director of a company engages in, proposes to engage in or has engaged in, conduct that contravenes the provisions of the BVI Act or the memorandum or articles of association of the company, the courts of the British Virgin Islands may, on application of a shareholder or director of the company, make an order directing the company or director to comply with, or restraining the company or director from engaging in conduct that contravenes the BVI Act or the memorandum or articles. Furthermore, pursuant to Section 184I(1) of the BVI Act, a shareholder of a company who considers that the affairs of the company have been, are being or likely to be, conducted in a manner that is, or any acts of the company have been, or are likely to be oppressive, unfairly discriminatory, or unfairly prejudicial to him in that capacity, may apply to the courts of the British Virgin Islands for an order which, inter alia, can require the company or any other person to pay compensation to the shareholders.

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

BVI Taxation

The Company and all dividends, interest, rents, royalties, compensation and other amounts paid by the Company to persons who are not resident in the BVI and any capital gains realized with respect to any shares, debt obligations, or other securities of the Company by persons who are not resident in the BVI are exempt from all provisions of the Income Tax Ordinance in the BVI.

No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not resident in the BVI with respect to any shares, debt obligation or other securities of the Company.

All instruments relating to transfers of property to or by the Company and all instruments relating to transactions in respect of the shares, debt obligations or other securities of the Company and all instruments relating to other transactions relating to the business of the Company are exempt from payment of stamp duty in the BVI. This assumes that the Company does not hold an interest in real estate in the BVI.

There are currently no withholding taxes or exchange control regulations in the BVI applicable to the Company or its shareholders

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

U.S. Federal Income Taxation

The following is a discussion of certain material U.S. federal income tax consequences of the acquisition, ownership and disposition of the Company’s ordinary shares. It does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s situation. The discussion applies only to holders that hold their ordinary shares as capital assets (generally property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the Code. This discussion is based on the Code, income tax regulations promulgated thereunder, judicial positions, published positions of the Internal Revenue Service, or the IRS, and other applicable authorities, all as in effect as of the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion is general in nature and is not exhaustive of all possible tax considerations, nor does the discussion address any state, local or foreign tax considerations or any U.S. tax considerations (e.g., estate or gift tax) other than U.S. federal income tax considerations, that may be applicable to particular holders.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant in light of particular circumstances, nor does it address the U.S. federal income tax consequences to persons who are subject to special rules under U.S. federal income tax law, including:

(a)	banks, insurance companies or other financial institutions;
(b)	persons subject to the alternative minimum tax;
(c)	tax-exempt organizations;
(d)	controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid United States federal income tax;
(e)	certain former citizens or long-term residents of the United States;
(f)	dealers in securities or currencies;
(g)	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;
(h)	persons that own, or are deemed to own, more than five percent of the Company shares;
(i)	holders who acquired the Company shares as compensation or pursuant to the exercise of a share option; or
(j)	persons who hold the Company shares as a position in a hedging transaction, “straddle,” or other risk reduction transaction.

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

In the case of a partnership or entity classified as a partnership for U.S. federal income tax purposes, the U.S. federal income tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. Partners of partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them of the merger or of the ownership and disposition of the Company’s ordinary shares.

Because of the redomestication transaction in 2012 by which the Company, which is a British Virgin Islands company, became the parent of the U.S. domestic company of which it was formerly a subsidiary, the Company is treated, under Section 7874 of the Code, as a U.S. domestic corporation for U.S. federal tax purposes and, among other consequences, is subject to U.S. federal income tax on its worldwide income. This discussion assumes that Section 7874 of the Code continues to apply to treat the Company as a U.S. corporation for all purposes under the Code. If, for some reason (e.g., future repeal of Section 7874 of the Code), the Company were no longer treated as a U.S. corporation under the Code, the U.S. federal income tax consequences described herein could be materially and adversely affected.

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

To the extent that dividends paid on the Company’s ordinary shares exceed current and accumulated earnings and profits, the distributions will be treated first as a tax-free return of tax basis on the Company’s ordinary shares, and to the extent that the amount of the distribution exceeds tax basis, the excess will be treated as gain from the disposition of those ordinary shares. Because Section 7874 of the Code has applied to treat the Company as a U.S. corporation only since our redomestication in 2012, we may not be able to demonstrate to the IRS the extent to which a distribution on the Company’s ordinary shares exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), in which case all of such distribution will be treated as a dividend for U.S. federal income tax purposes.

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

Net Investment Income Tax

Certain U.S. holders who are individuals, trusts or estates are required to pay an additional 3.8% net investment income tax on, among other things, dividends on and capital gains from the sale or other disposition of shares of stock. U.S. holders should consult their own advisors regarding the effect, if any, of this rule on their ownership and disposition of the Company’s ordinary shares.

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

Sale or Other Disposition

Except as described below for a reduced rate of U.S. withholding tax pursuant to an applicable income tax treaty, any gain realized by a non-U.S. holder upon the sale or other disposition of the Company’s ordinary shares generally will not be subject to U.S. federal income tax unless:

●	the gain is effectively connected with the conduct of a trade or business in the United States by such non- U.S. holder, and, if an income tax treaty applies, is attributable to a permanent establishment maintained by such non- U.S. holder in the United States;
●	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition, and certain other conditions are met; or
●	the Company is or has been a “U.S. real property holding corporation,” or USRPHC, for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period during which the holder has held the Company’s ordinary shares.

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

A corporation will be a United States real property holding company, or USRPHC, if the fair market value of its U.S. real property interests equals or exceeds 50 percent of the aggregate of its real property interests (U.S. and non-U.S.) and its assets used or held for use in a trade or business. Because we do not currently own significant U.S. real property, we believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, so long as the Company’s ordinary shares are regularly traded on an established securities market, such ordinary shares will be treated as U.S. real property interests only if a non-U.S. holder actually or constructively holds more than 5% of such regularly traded ordinary shares at any time during the applicable period that is specified in the Code.

Foreign Account Tax Compliance

The Foreign Account Tax Compliance provisions of the Hiring Incentives to Restore Employment Act (generally referred to as “FATCA”), when applicable, impose a U.S. federal withholding tax of 30% on payments of dividends on, and gross proceeds from dispositions of, the Company’s ordinary shares that are held through “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of certain interests in or accounts with those entities) have been satisfied or an exemption applies. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. U.S. Holders should consult their tax advisers regarding the effect, if any, of the FATCA provisions on their particular circumstances.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

We deposit surplus funds with Chinese banks earning daily interest. We do not invest in any instruments for trading purposes. Most of our outstanding debt instruments carry fixed rates of interest. Our operations generally are not directly sensitive to fluctuations in interest rates. There was no long-term debt outstanding as of December 31, 2022 and 2021. A hypothetical 1.0% increase in the annual interest rates for all of our credit facilities under which we had outstanding borrowings at December 31, 2022 would increase net loss before income taxes by approximately $105,000 or less than 1% for the year ended December 31, 2022. Management monitors the banks’ prime rates in conjunction with our cash requirements to determine the appropriate level of debt balances relative to other sources of funds. We have not entered into any hedging transactions in an effort to reduce our exposure to interest rate risk.

Foreign Exchange Risk

While our reporting currency is the U.S. dollar, substantially all of our consolidated revenues and consolidated costs and expenses are denominated in RMB. Substantially all of our assets are denominated in RMB except for cash. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between the U.S. dollar and the RMB. If the RMB depreciates against the U.S. dollar, the value of our RMB revenues, earnings and assets as expressed in our U.S. dollar financial statements will decline. Assets and liabilities are translated at exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and equity is translated at historical exchange rates. Any resulting translation adjustments are not included in determining net income but are included in determining other comprehensive income, a component of equity. An average appreciation (depreciation) of the RMB against the U.S. dollar of 5% would increase (decrease) our comprehensive income by $1.2 million based on our outstanding revenues, costs and expenses, assets and liabilities denominated in RMB as of December 31, 2022. As of December 31, 2022, our accumulated other comprehensive income was approximately $23.6 million. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

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

As required by Rule 13a-15(e), our management has carried out an evaluation, with the participation and under the supervision of our Chief Executive Officer, Mr. Jianghuai Lin and our Chief Financial Officer, Ms. Liqiong (Iris) Yan, of the effectiveness of the design and operation of our disclosure controls and procedures, as of December 31, 2022. Based upon, and as of the date of this evaluation, Mr. Lin and Ms. Yan, determined that, as of December 31, 2022, our disclosure controls and procedures were not effective due to the material weaknesses in our internal control over financial reporting, which are described below.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2022. In making this assessment, management used the framework set forth in the report entitled Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company’s internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Based on our assessment, as a result of the material weaknesses described below, we determined that, as of December 31, 2022, our internal control over financial reporting was not effective based on those criteria.

As a result of our assessment, management identified the following control deficiencies that represent material weaknesses as of December 31, 2022: (1) We lack of formal process in respect of management going concern assessment and (2) We do not have sufficient formal procedures to be applied for the impairment assessment of the property, plant and equipment and long-lived assets and to consider appropriately all the internal and external impairment indicators as well.

We have taken steps to remediate these deficiencies as soon as practicable by implementing a plan to improve our internal control over financial reporting including, but not limited to, hiring additional internal staff and/or outside consultants experienced in US GAAP financial reporting as well as in SEC reporting requirements. In 2021 we have promoted Ms. Liqiong (Iris) Yan to be our Chief Financial Officer to oversee our internal control over financial reporting, and recruited seasoned accounting staff to improve our technical capability for financial reporting process. Our management team will continue to monitor and evaluate the effectiveness of our internal controls and procedures and our internal controls over financial reporting on an ongoing basis and is committed to taking further action and implementing additional enhancements or improvements.

Our management does not believe that these deficiencies had a material effect on our financial condition or results of operations or caused our financial statements as of and for the year ended December 31, 2022 to contain a material misstatement.

Attestation Report of the Registered Public Accounting Firm

Because the Company is a non-accelerated filer, this annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.

Changes in Internal Control Over Financial Reporting

Except as described above, there have been no changes in our internal control over financial reporting during the fiscal year ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Remington C.H. Hu is an “audit committee financial expert” and that he is an “independent director” as defined by the rules and regulations of NASDAQ.

ITEM 16B. CODE OF ETHICS

Our code of conduct and business ethics conforms to the rules and regulations of NASDAQ. The code of conduct and business ethics applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer, and addresses, among other things, honesty and ethical conduct, conflicts of interest, compliance with laws, regulations and policies, including disclosure requirements under the federal securities laws, confidentiality, trading on inside information, and reporting of violations of the code. A copy of conduct and business ethics has been filed as Exhibit 11.1 to the annual report on Form 20-F dated March 30, 2018. Our code of ethics is also posted on the corporate governance page of our website at www.taop.com. During the fiscal year ended December 31, 2022, there were no waivers of our code of ethics.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with services rendered by our principal external auditors for the periods indicated.

	Fiscal Year Ended December 31,
	2022	2021
Audit Fees	$212,353	$242,009
Tax Fees	40,000	25,000
TOTAL	$252,353	$267,009

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

In addition, Maples and Calder has provided a letter to NASDAQ certifying that under BVI law, we are not required to hold annual shareholders’ meetings. In the fiscal year 2022, we followed the home country practice and did not hold an annual meeting of shareholders.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable.

ITEM 16J. INSIDER TRADING POLICIES

Not Applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide our financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The full text of our audited consolidated financial statements begins on page F-1 of this annual report.

ITEM 19. EXHIBITS

Exhibit No.	Description

1.1	Amended and Restated Memorandum and Articles of Association of the registrant (incorporated by reference to Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K furnished by the registrant on December 30, 2020)
2.1	Description of Rights of Ordinary Shares Registered Pursuant to Section 12 of the Exchange Act as of December 31, 2022
2.2	Form of Warrant (incorporated by reference to Exhibit 4.2 to the Report of Foreign Private Issuer on Form 6-K furnished by the registrant on September 11, 2020)
2.3	Form of Warrant (incorporated by reference to Exhibit 4.1 to the Report of Foreign Private Issuer on Form 6-K furnished by the registrant on July 14, 2021)
4.1	Form of Independent Director Agreement (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form F-4 filed by the registrant on June 21, 2012)
4.2	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form F-4 filed by the registrant on June 21, 2012)
4.3	Form of Stock Option Agreement (incorporated by reference to Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K furnished by the registrant on June 1, 2016)
4.4	English translation of Consultant Service Agreement for Enterprise Strategic Transformation, dated February 19, 2021, by and between the Company and Great Bay Capital Investment Limited (incorporated by reference to Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K furnished by the registrant on February 19, 2021)
4.5	English translation of Share Acquisition Agreement, dated March 17, 2021, by and among the Company, Biznest Internet Technology Co., Ltd., Taoping New Media Co., Ltd. and shareholders of Taoping New Media Co., Ltd. (incorporated by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the registrant on March 19, 2021)
4.6	Taoping Inc. 2016 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 4.1 to the Report of Foreign Private Issuer on Form 6-K furnished by the registrant on May 10, 2021)
4.7	Form of Securities Purchase Agreement, dated July 12, 2021 (incorporated by reference to Exhibit 10.1 to the Report of Foreign Private Issuer on Form 6-K furnished by the registrant on July 14, 2021)
4.8	English Translation of Equity Transfer Agreement, dated September 18, 2021 (incorporated by reference to Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K furnished by the registrant on September 20, 2021)
4.9	Form of Idle mining Machines and Accessories Sales Contract (English Translation)
8.1	List of the registrant’s subsidiaries
11.1	Code of Conduct and Business Ethics, adopted on June 20, 2012 (incorporated by reference to Exhibit 11.1 to the Annual Report on Form 20-F filed on March 30, 2018)
12.1	Certifications of Chief Executive Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)
12.2	Certifications of Chief Financial Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)
13.1	Certifications of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certifications of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent from UHY LLP, Independent Registered Public Accounting Firm
15.2	Consent from PKF Littlejohn LLP, Independent Registered Public Accounting Firm
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 25, 2023	TAOPING INC.

/s/ Jianghuai Lin
Jianghuai Lin
Chief Executive Officer

TAOPING INC.

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF Taoping INC

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Taoping Inc. (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of operations, comprehensive income (loss), changes in stockholders’ equity (deficit) and cash flows for each of the years ended December 31, 2022 and 2021 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years ended December 31, 2022 and 2021, in conformity with accounting principles generally accepted in the United States of America.

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

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Critical Audit Matters – Going Concern in our auditors’ report and Note 1 to the consolidated financial statements, the Company’s significant losses from operations, working capital deficit, bank loans of $7.2m which are repayable within one year and the uncertainty about the availability of future financing raise substantial doubt about its ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of the uncertainty.

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

Going concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the “Substantial Doubt about the Company’s Ability to Continue as a Going Concern” section in our auditors’ report and Note 1 to the consolidated financial statements, the Company’s significant losses from operations, working capital deficit, bank loans of $7.2m which are repayable within one year and the uncertainty about the future financing raise substantial doubt about its ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1 to the consolidated financial statements.

The principal consideration for our determination that the evaluation of management’s going concern assessment was a critical audit matter are the significant judgment and subjectivity inherent risk in the Company’s assumptions made in the going concern assessment and the uncertainty of the Company’s ability to secure funding subsequent to December 31, 2022.

Our audit procedures related to the evaluation of management’s going concern assessment included the following, among others:

a.	assessing the overall reasonableness of the Company’s going concern assessment, including significant assumptions utilized by the Company.
b.	assessing the projected revenue and operating costs, liquidity of existing assets, the terms of the bank loans and related party loans and the finance facilities available.
c.	considering the impact on the Company’s working capital of the acquisition in 2022.
d.	evaluating the adequacy of the Company’s financial statement disclosures.

Revenue recognition

The Company has the following revenue streams:

a.	revenue from sale of products
b.	revenue from software
c.	revenue from advertising service
d.	revenue from the mining and subsequent sale of cryptocurrencies

As disclosed in Note 2 to the consolidated financial statements, the Company recognizes revenue from product, software, advertising and mining and subsequent sale of cryptocurrencies upon transfer of control of promised products or services. Significant judgment is exercised by the Company in determining criteria in recognizing revenue. The principal considerations for our determination that revenue recognition is a critical audit matter are:

a.	revenue is material to the consolidated financial statements; and
b.	significant judgement by management in assessing the criteria to recognize revenue was extensive and it required a high degree of auditor judgment.

Our audit procedures in respect related to revenues recognition included:

a.	obtaining understanding of the internal control environment for revenue;
b.	understanding the management’s assessment process for revenue recognition criteria;
c.	Performing substantive transaction and cut-off testing for revenue;
d.	Reviewing collection of recognized revenue; and
e.	obtaining management’s view on the macroeconomic conditions that may have impact on revenue.

Business Combination – Acquisition of Zhenjiang Taoping IoT Tech. Co., Ltd.

As described in Note 3 to the consolidated financial statements, the Company acquired 95.56% equity interest of Zhenjiang Taoping IoT Tech. Co., Ltd. on January 13, 2022 for purchase consideration of 201,552 restricted ordinary shares of the Company equivalent to the fair value of approximately $0.27m. The purchase price allocations resulted in the Company recording various assets and liabilities at the estimated fair values at the acquisition date.

The Company accounted for the acquisition under the acquisition method of accounting for business combinations. Assets acquired and liabilities assumed have been recorded at their estimated fair values as of the acquisition date. The fair value of the assets and liabilities was determined based on valuations using the asset-based approach (including replacement costs model where applicable), which requires significant estimates and assumptions. Management, with the assistance of an independent valuation expert, concluded that there are no material intangible assets. Goodwill generated in the acquisition, being the difference between fair value of consideration and fair value of assets acquired and liabilities assumed, was tested for impairment based on the income approach. Management, with the assistance of an independent valuation expert, concluded that there was no impairment of goodwill.

Given the fair value determination of the assets and liabilities and the goodwill impairment assessment process requires management to make significant estimates and assumption, performing procedures to evaluate the reasonableness of the estimates and assumptions required a high degree of auditor judgement and an increased extent of effort.

Our audit procedures related to the business combination included:

a.	reviewing the sales and purchase agreement and evaluating the transactions to determine whether the acquisition met the definition of a business combination and our analysis of the initial allocation of the purchase price accounting;
b.	obtaining independent third party valuation report to gain an understanding of the creditability of the valuation expert, the process and key assumptions for estimating the fair value of assets and liabilities, and the methodologies and assumptions used in developing the recoverable amount of goodwill; and
c.	agreeing the underlying data used as part of the valuations to source documents, including the sales and purchase agreement.

Furthermore, we assessed the appropriateness of the disclosure in the consolidated financial statements.

/s/ PKF Littlejohn LLP
PKF Littlejohn LLP
London, UK
April 25, 2023

PCAOB ID: 2814

We have served as the Company’s auditor since December 3, 2021.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Shareholders of Taoping Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Taoping Inc. and its subsidiaries (the “Company”) as of December 31, 2020, and the related consolidated statements of operations and comprehensive income (loss), changes in equity, and cash flows for the year ended December 31, 2020, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

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

New York, New York

April 30, 2021

TAOPING INC.

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2022 AND 2021

	NOTES	December 31, 2022	December 31, 2021
ASSETS

CURRENT ASSETS
Cash and cash equivalents		$1,014,591	$4,525,352
Accounts receivable, net	2(e)	9,201,245	6,758,162
Accounts receivable-related parties, net	2(e)	91,371	351,472
Advances to suppliers	2(f)	5,851,381	6,435,899
Prepaid expenses		-	67,132
Inventories, net	8	356,358	526,658
Other current assets	13(a)	1,554,488	1,063,576
Current assets from discontinued operations	10	1,326,265	11,851,842
TOTAL CURRENT ASSETS		19,395,699	31,580,093

Property, equipment and software, net	9	7,833,902	11,954,430
Right-of-use assets	2(q)	48,786	162,247
Long-term investments	15	95,966	510,040
Goodwill		58,922	-
Other assets, non-current, net	13(b)	1,775,540	2,948,681
TOTAL ASSETS		$29,208,815	$47,155,491

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Short-term bank loans	11	$7,203,762	$7,792,125
Accounts payable		2,287,244	8,381,000
Advances from customers		622,581	458,158
Advances from customers-related parties	7(a)	94,832	121,059
Amounts due to related parties	7(c)	3,338,882	3,145,260
Accrued payroll and benefits		411,995	241,379
Other payables and accrued expenses	17	4,996,344	4,770,473
Income tax payable		60,054	379,925
Lease liability-current	14	29,373	67,187
Other current liability		149,148	-
Current liabilities from discontinued operations	10	377,539	2,371,826
TOTAL CURRENT LIABILITIES		19,571,754	27,728,392

Lease liability	14	20,369	176,600
TOTAL LIABILITIES		19,592,123	27,904,992

EQUITY
Ordinary shares, 2022 and 2021: par $0; authorized capital 100,000,000 shares; shares issued and outstanding, 2022: 15,600,789 shares; 2021: 15,513,605 shares;	19	161,404,797	161,098,010
Additional paid-in capital	19	22,447,083	22,447,083
Reserve	18	10,209,086	14,044,269
Accumulated deficit		(208,054,607)	(202,137,403)
Accumulated other comprehensive income		23,610,333	23,800,299
Total equity of the Company		9,616,692	19,252,258
Non-controlling interest		-	(1,759)
TOTAL EQUITY		9,616,692	19,250,499

TOTAL LIABILITIES AND EQUITY		$29,208,815	$47,155,491

The accompanying notes are an integral part of these consolidated financial statements

TAOPING INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

	NOTES	2022	2021	2020
Revenue – Products		$12,135,570	$10,651,928	$6,591,132
Revenue – Products-related parties	7(a)	117,995	72,779	375,736
Revenue – Advertising		5,397,610	2,577,712	-
Revenue - Advertising-related parties		11,901	-	-
Revenue – Software		4,820,454	5,174,422	3,080,152
Revenue – Others		1,729,847	837,660	869,635
Revenue – Others-related parties	7(b)	20,086	76,078	146,120
TOTAL REVENUE		24,233,463	19,390,579	11,062,775

Cost – Products		11,125,855	9,890,346	6,211,647
Cost – Advertising	2(s)	3,746,585	2,193,945	-
Cost – Software		665,846	582,490	572,054
Cost – System integration		-	40,875	-
Cost – Others		1,465,128	11,469	335,424
TOTAL COST		17,003,414	12,719,125	7,119,125

GROSS PROFIT		7,230,049	6,671,454	3,943,650

Administrative expenses		6,149,981	11,638,691	16,707,106
Research and development expenses		3,606,653	4,479,045	3,889,126
Selling expenses		639,052	694,474	714,147
LOSS FROM OPERATIONS		(3,165,637)	(10,140,756)	(17,366,729)

Subsidy income		148,577	181,620	556,186
Loss from equity method investment		(261,397)	(814,440)	-
Other income (loss), net		3,314,433	(59,867)	(578,766)
Interest income		7,956	4,631	4,798
Interest expense and debt discounts expense		(556,434)	(928,352)	(1,018,013)

Loss before income taxes		(512,502)	(11,757,164)	(18,402,524)

Income tax (expense) benefit	12	(69,869)	(5,321)	71,316

Net loss from continuing operations		(582,371)	(11,762,485)	(18,331,208)
Net loss (income) from discontinued operations	10	(6,499,276)	1,837,626	-
NET LOSS		(7,081,647)	(9,924,859)	(18,331,208)
Less: net loss attributable to the non-controlling interest	4	-	-	636,433
NET LOSS ATTRIBUTABLE TO THE COMPANY		$(7,081,647)	$(9,924,859)	$(17,694,775)

(Loss) income per share - Basic and Diluted*
CONTINUING OPERATIONS
Basic	6	$(0.04)	$(0.91)	$(2.49)
Diluted	6	$(0.04)	$(0.91)	$(2.49)

DISCONTINUED OPERATIONS
Basic	6	$(0.41)	$0.14	$-
Diluted	6	$(0.41)	$0.14	$-

LOSS PER SHARE ATTRIBUTABLE TO THE COMPANY
Basic	6	$(0.45)	$(0.77)	$(2.40)
Diluted	6	$(0.45)	$(0.77)	$(2.40)

*	On July 30, 2020, the Company implemented a one-for-six reverse stock split of the Company’s issued and outstanding ordinary shares. Except shares authorized, all references to number of shares, and to per share information in the consolidated financial statements have been retroactively adjusted.

The accompanying notes are an integral part of these consolidated financial statements

TAOPING INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

	2022	2021	2020
Net loss	$(7,081,647)	$(9,924,859)	$(18,331,208)
Other comprehensive (loss) income:	-	-	-
Foreign currency translation (loss) gain	(881,398)	150,109	526,321
Comprehensive loss	(7,963,045)	(9,774,750)	(17,804,887)
Comprehensive loss attributable to the non- controlling interest	-	37,776	699,680
Comprehensive loss attributable to the Company	$(7,963,045)	$(9,736,974)	$(17,105,207)

The accompanying notes are an integral part of these consolidated financial statements

TAOPING INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

						Accumulated
			Additional			other	Non
	Ordinary shares*		Paid-in		Accumulated	comprehensive	controlling
	Shares	Amount	Capital	Reserve	deficit	income	interest	Total
BALANCE AS AT JANUARY 1, 2020	7,000,027	$126,257,156	$16,461,333	$14,044,269	$(174,517,769)	$23,022,845	$9,340,551	$14,608,385
Stock-based payment for consulting fee (Note 19)	104,887	327,674	84,586	-	-	-	-	412,260
Exercise of non-employee warrants	18,144	74,539	(74,539)	-	-	-	-	-
Exercise of Employee Stock Options (Note 19)	72,414	1,305,577	(1,305,577)	-	-	-	-	-
Conversion of convertible notes (Note 19)	767,527	2,065,693	(217,360)	-	-	-	-	1,848,333
Insurance of ordinary shares for financing (Note 19)	507,936	1,151,738	-	-	-	-	-	1,151,738
Detachable warrant and beneficial conversion feature in connection with Convertible note (Note 16)	-	-	462,280	-		-	-	462,280
Net loss for the year	-	-	-	-	(17,694,775)		(636,433)	(18,331,208)
Round-up of fractional shares in connection with 6-for-1 reverse stock split	2,911	-	-	-	-	-	-	-
Foreign currency translation gain	-	-	-	-	-	589,568	(63,247)	526,321
Employee Stock Incentive	13,110	65,410	232,681	-	-	-	-	298,091
BALANCE AS AT DECEMBER 31, 2020	8,486,956	$131,247,787	$15,643,404	$14,044,269	$(192,212,544)	$23,612,413	$8,640,871	$976,200
Stock-based payment for consulting fee (Note 19)	62,000	187,390	72,706	-	-	-	-	260,096
Stock-based Compensation (Note 19)	-	-	158,070	-	-	-	-	158,070
Conversion of convertible notes (Note 16)	598,034	1,739,768	(205,810)	-	-	-	-	1,533,958
Insurance of ordinary shares for financing (Note 19)	4,340,740	17,894,609	-	-	-	-	-	17,894,609
Employee stock incentive (Note 19)	200,000	2,792,000	-	-	-	-	-	2,792,000
Net loss for the year	-	-	-	-	(9,924,859)	-		(9,924,859)
Foreign currency translation gain	-	-	-	-	-	187,886	(37,777)	150,109
Dissolve of variable interest entity and ordinary shares issued for acquisition of a wholly owned subsidiary	612,245	1,800,000	6,778,713	-	-	-	(8,603,094)	(24,381)
Ordinary shares issued for business acquisition	1,213,630	5,436,456	-	-	-	-	-	5,436,456
Minority shareholders’ contribution	-	-	-	-	-	-	(1,759)	(1,759)
BALANCE AS AT DECEMBER 31, 2021	15,513,605	161,098,010	22,447,083	14,044,269	(202,137,403)	23,800,299	(1,759)	19,250,499
Stock-based payment for consulting fee (Note 19)	20,000	188,650	-	-	-	-	-	188,650
Net loss for the year	-	-	-	-	(7,081,647)	-		(7,081,647)
Foreign currency translation (loss)	-	-	-	-	-	(881,398)	-	(881,398)
Disposal of a wholly owned subsidiary	-	-	-	(3,835,183)	1,164,443	691,432	-	(1,979,308)
Ordinary shares issued for business acquisition	67,184	118,137	-	-	-	-	-	118,137
Reversal of minority shareholders’ interest upon disposal of a subsidiary	-	-	-	-	-	-	1,759	1,759
BALANCE AS AT DECEMBER 31, 2022	15,600,789	161,404,797	22,447,083	10,209,086	(208,054,607)	23,610,333	-	9,616,692

*	On July 30, 2020, the Company implemented a one-for-six reverse stock split of the Company’s issued and outstanding ordinary shares. Except shares authorized, all references to number of shares, and to per share information in the consolidated financial statements have been retroactively adjusted.

The accompanying notes are an integral part of these consolidated financial statements

TAOPING INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

	2022	2021	2020
OPERATING ACTIVITIES
Net loss	$(7,081,647)	$(9,924,859)	$(18,331,208)
Adjustments to reconcile net (loss) to net cash (used in) provided by operating activities:
Provision for losses on accounts receivable and other current assets	645,493	5,541,717	13,521,182
Provision for obsolete inventories	63,716	(82,255)	5,629
Depreciation	7,235,797	3,704,818	3,206,568
Amortization of intangible assets and other asset	-	-	273,076
Amortization of convertible note discount	-	-	558,690
Loss (gain) on sale of property and equipment	3,001,559	(655,907)	435,767
Impairment of property and equipment	1,468,014	-	-
Loss from disposal of inventories	-	-	128,983
Stock-based payments for consulting services	23,100	187,390	445,749
Stock-based compensation to employees	-	2,950,070	298,091
Impairment on cryptocurrencies	1,517,172	493,617	-
(Gain) on sales of cryptocurrencies	(679,111)	(410,979)	-
(Gain) on disposal of subsidiaries	(3,106,798)	-	-
Loss on long-term investment	261,397	814,440	-
Changes in operating assets and liabilities:
Increase in accounts receivable	(3,964,973)	(907,826)	(3,033,406)
Decrease (increase) in accounts receivable from related parties	238,806	515,334	(292,230)
Decrease in accounts payable from related party	-	(70,525)	-
Decrease in inventories	101,792	165,566	59,002
Cryptocurrencies - mining and purchases	(5,026,628)	(5,455,345)	-
Decrease in other non-current assets	967,407	1,885,104	-
(Increase) decrease in other receivables and prepaid expenses	(183,808)	-	2,054,954
Decrease (increase) in advances to suppliers	656,158	(6,719,399)	(2,643,860)
Increase in amounts due to/from related parties	-	(827,901)	-
Increase (decrease) in other payables and accrued expenses	798,636	(2,263,237)	691,846
Increase (decrease) in advances from customers	235,823	48,301	(126,515)
(Decrease) increase in advances from related parties	(17,192)	(22,705)	10,247
Increase in payroll payable and benefits	177,953	231,673	-
(Decrease) increase in lease liability	(84,161)	91,586	-
(Decrease) increase in accounts payable	(5,986,490)	(5,812,529)	1,025,912
(Decrease) increase in income tax payable	(297,890)	374,353	(71,316)
Net cash (used in) operating activities	(9,035,875)	(16,149,498)	(1,782,839)

INVESTING ACTIVITIES
Proceeds from sales of cryptocurrencies	5,017,732	4,543,543
Proceeds from sales of property and equipment	1,082,272	-	25,697
Purchases of property, equipment and software	(1,793,342)	(11,293,962)	(1,668,363)
Acquisition of cash in connection with a business acquisition	3,895	7,545	-
Consideration paid for acquisition	-	(7,257,394)	-
Disbursement of loan receivable - related party	-	-	(90,977)
Net cash provided by (used in) investing activities	4,310,557	(14,000,268)	(1,733,643)

FINANCING ACTIVITIES
Proceeds from borrowings under short-term loans	7,441,600	11,937,002	6,285,837
Borrowings from related parties	-	3,100,520	-
Repayment of short-term loans	(7,418,884)	(10,332,736)	(7,052,014)
Proceeds from issuance of convertible note, net of debt issuance costs	-	-	2,687,387
Proceeds from issuance of ordinary shares in connection with Private placement net of offering costs	-	28,323,371	1,151,738
Net cash provided by financing activities	22,716	33,028,157	3,072,948

Effect of exchange rate changes on cash and cash equivalents	1,194,576	555,961	20,782

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(3,508,026)	3,434,352	(422,752)

CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, BEGINNING	4,531,266	1,096,914	1,519,666
CASH AND CASH EQUIVALENTS, AND RESTRICTED CASH, ENDING	$1,023,240	$4,531,266	$1,096,914

Supplemental disclosure of cash flow information:
Cash paid during the year
Income taxes	$69,869	$-	$-
Interest	$-	$454,261	$357,092

	December 31, 2022	December 31, 2021
Reconciliation to amounts on consolidated balance sheets
Cash and cash equivalents from continuing operations	$1,014,591	$4,525,352
Cash and cash equivalents from discontinued operations	8,649	5,914
Total cash, cash equivalents, and restricted cash	$1,023,240	$4,531,266

Supplemental disclosure of significant non-cash transactions*:

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

In February 2022, the Company issued the first phase of 67,184 restricted ordinary shares with a fair value of approximately $118,000, for the acquisition of Zhenjiang Taoping IoT Tech. Co., Ltd. The Company agreed to issue to the shareholders of Zhenjiang Taoping a total of 201,552 restricted ordinary shares in three phases, conditioned upon the satisfaction of certain performance targets.

In March 2022 and July 2022, the Company issued 20,000 ordinary shares with a fair value of $23,100 to a consultant as a compensation for his service.

The accompanying notes are an integral part of these consolidated financial statements

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION, PRINCIPAL ACTIVITIES AND MANAGEMENT’S PLANS

Taoping Inc. (f/k/a China Information Technology, Inc.), together with its subsidiaries (the “Company” or “TAOP”), is a blockchain technology and smart cloud services provider. The Company provides cloud-based display terminal and service of digital advertising distribution network and new media resource sharing platform in the Out-of-Home advertising market in China. It’s integrated end-to-end digital advertising solutions enables customers to distribute and manage ads on the ads display terminals. With multiple cloud data centers deployed, the Company also provides computing power and creates value for the encrypted digital currency industry.

In May 2018, we changed our corporate name from “China Information Technology Inc.” to “Taoping Inc.”, to reflect our current business operations in the new media and IoT industries. In 2021, Information Security Tech International Co. Ltd. (“IST HK”), one of the Company’s Hong Kong subsidiaries then, changed its corporate name to Taoping Group (China) Ltd. to reflect the Company’s current corporate structure to be in line with the new business strategies. As listed in the table below, these services are provided through the Company’s operating subsidiaries, primarily in Hong Kong, mainland China and Kazakhstan.

On June 9, 2021, the Company consummated an acquisition of 100% of the equity interest of Taoping New Media Co., Ltd (“TNM”), a leading media operator in China’s out-of-home digital advertising industry. Mr. Jianghuai Lin, the Chairman and CEO of TAOP, who owns approximately 27.1% of total shares outstanding of the Company, owned approximately 51% of TNM. TNM focuses on digital life scenes and mainly engaged in selling out-of-home advertising time slots on its networked smart digital advertising display terminals with artificial intelligence and big data technologies. The acquisition of TNM is expected to enhance TAOP’s presence in the new media and advertising sectors.

In 2021, the Company launched blockchain related new business in cryptocurrency mining operations and newly established subsidiaries in Hong Kong to supplement its diminished Traditional Information Technology (TIT) business segment as a part of new business transformation. However, due to the decreased output and the highly volatile cryptocurrency market, the Company ceased the operation of cryptocurrency mining business by December 2022, and will continue to focus the efforts on its digital adverting, smart display and the newly added smart community and related businesses.

As the cessation of the operation of cryptocurrency mining business represent a strategic shift in the Company’s strategy that will have a major effect on the Company’s operations and financial results, the operations of cryptocurrency mining business have been presented as “discontinued operations” in the Company’s consolidated financial statements. See Note 10.

In September 2021, the Company and the Company’s wholly owned subsidiary, Information Security Technology (China) Co., Ltd. (“IST”) entered into an equity transfer agreement with Mr. Jianghuai Lin, the sole shareholder of iASPEC Technology Group Co., Ltd. (“iASPEC”). Upon closing of the equity transfer, the Company’s variable interest entity structure was dissolved and iASPEC became a wholly owned indirect subsidiary of the Company.

In September 2021, the Company also strategically relocated its global corporate headquarters to Hong Kong to better implement cryptocurrency mining operations and blockchain related new businesses and streamline its international business development, client communication, and service delivery. The office located in Shenzhen, China becomes the TAOP’s regional headquarters in Mainland China.

As a result of the Company’s business transformation and its exit from the TIT business, the Company disposed of 100% equity interests of iASPEC (excluding iASPEC’s subsidiaries) which mainly conducted TAOP’s TIT business to an unrelated third party for nil consideration on June 7, 2022. The disposition resulted in a total recorded income of approximately $3.0 million for the Company for the year ended December 31, 2022.

		December 31,	December 31,	December 31,
		2022	2021	2020
Entities	Subsidiaries	% owned	% owned	% owned	Location
Taoping Inc.					British Virgin Islands
Taoping Holdings Limited (THL)	Subsidiary	100%	100%	100%	British Virgin Islands
Taoping Group (China) Ltd. (IST HK)	Subsidiary	100%	100%	100%	Hong Kong, China
Taoping Digital Assets (Asia) Limited (TDAL)	Subsidiary	100%	100%	-	Hong Kong, China
Taoping Digital Assets (Hong Kong) Limited (TDL)	Subsidiary	100%	100%	-	Hong Kong, China
Taoping Capital Limited (TCL)	Subsidiary	100%	100%	-	Hong Kong, China
Alpha Digital Group Ltd. (ADG)	Subsidiary	-	100%	-	Cayman, Island
Kazakh Taoping Operation Management Co. Ltd. (KTO)	Subsidiary	100%	100%	-	Kazakhstan
Kazakh Taoping Data Center Co. Ltd. (KTD)	Subsidiary	100%	100%	-	Kazakhstan
Information Security Tech. (China) Co., Ltd. (IST)	Subsidiary	100%	100%	100%	Shenzhen, China
TopCloud Software (China) Co., Ltd. (TopCloud)	Subsidiary	100%	100%	100%	Shenzhen, China
Information Security IoT Tech. Co., Ltd. (ISIOT)	Subsidiary	100%	100%	100%	Shenzhen, China
iASPEC Technology Group Co., Ltd. (iASPEC)	Subsidiary	-	100%	VIE	Shenzhen, China
Biznest Internet Tech. Co., Ltd. (Biznest)	Subsidiary	100%	100%	VIE	Shenzhen, China
iASPEC Bocom IoT Tech. Co., Ltd. (Bocom)	Subsidiary	100%	100%	VIE	Shenzhen, China
Taoping New Media Co., Ltd. (TNM)	Subsidiary	100%	100%	-	Shenzhen, China
Shenzhen Taoping Education Technology Co., Ltd. (SZTET)	Subsidiary	-	51%	-	Shenzhen, China
Wuhu Taoping Education Technology Co., Ltd. (WHTET)	Subsidiary	-	51%	-	Wuhu, China
Taoping Digital Tech. (Dongguan) Co., Ltd. (TDTDG)	Subsidiary	-	100%	-	Dongguan, China
TopCloud Tech. (Chenzhou) Co., Ltd. (TCTCZ)	Subsidiary	100%	100%	-	Chenzhou, China
Taoping Digital Tech. (Jiangsu) Co., Ltd. (TDTJS)	Subsidiary	100%	100%	-	Jiangsu, China
Zhenjiang Taoping IoT Tech. Co., Ltd (ZJIOT)	Subsidiary	100%	100%	-	Zhenjiang, China

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Dissolution of the Variable Interest Entity Structure

iASPEC was a VIE of the Company. To comply with PRC laws and regulations that restrict foreign ownership of companies that provide public security information technology and Geographic Information Systems software operating services to certain government and other customers, the Company used to operate the restricted aspect of its business through iASPEC.

In September 2021, we dissolved the variable interest entity structure by exercising the purchase option under certain Option Agreement among IST, iASPEC and its shareholders, to purchase all of the equity interests in iASPEC at an aggregate exercise price of $1,800,000. On September 18, 2021, Taoping Inc. and IST entered into an equity transfer agreement with iASPEC and iASPEC’s then sole shareholder, Mr. Lin, under which Mr. Lin sold and transferred to IST all of the equity interests in and any and all rights and benefits relating thereto of iASPEC in exchange for 612,245 unregistered ordinary shares of Taoping Inc., as determined by dividing $1,800,000 by the volume-weighted average closing price of ordinary shares for the consecutive five (5) trading days immediately prior to September 18, 2021. The parties thereafter completed the equity transfer through applicable PRC governmental registration(s).

Upon the closing of the equity transfer, the Company’s variable interest entity structure was dissolved and iASPEC became a wholly owned indirect subsidiary of the Company. The amended and restated MSA was automatically terminated.

Going Concern and Management’s Plans

In 2022, COVID-19 pandemic was largely contained in China. As a result of the gradual recovery of the market conditions and customer demands, the Company’s revenue of continuing operations achieved 25.0% for year 2022 year-over-year increase. The Company has also significantly improved profitability by $2.8 million by reducing net loss to $7.1 million. Cash and cash equivalents at December 31, 2022 was $1.0 million, compared to cash and cash equivalents of $4.5 million a year ago.

The Company incurred a net loss of approximately $7.1 million for year ended December 31, 2022, compared to a net loss of $9.9 million for 2021. The improved profitability was mainly due to the decrease of provision of allowance of credit losses and the expenses of stock-based compensation. As of December 31, 2022, the Company had a working capital deficit of approximately $0.2 million, improved from a working capital deficit of $3.9 million as of December 31, 2021.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In June 2021, the Company completed an acquisition of 100% of equity of TNM to offer more comprehensive services of the new media sharing platform and enhance revenue generation from new media and advertising sectors. As a result of the acquisition, revenue from advertising nearly doubled for year 2022, as compared with year 2021. In April 2021, the Company also formed a blockchain business segment and engages in cryptocurrency mining activities as the first initiative of this sector to supplement the diminished Traditional Information Technology (TIT) business segment as a part of new business transformation. However, due to the decreased output and the highly volatile cryptocurrency market, revenue generated from cryptocurrency mining decreased to $4.1 million in 2022, as compared to $5.5 million in 2021. In December 2022, the Company ceased its cryptocurrency mining business, and will continue to focus the efforts on its digital adverting, smart display and the newly added smart community and related businesses.

The Company’s two core competencies, the Taoping national sales network and the highly scalable and compatible cloud platform, and its strong software development capability, make it a valued partner by many other smart-community customers and solution providers. In addition to seeking strategic acquisition to expand its digital advertising business, the Company continues to explore business opportunity in the smart community and new energy sectors. From late 2022 to April 2023, the Company has entered into a series of long-term strategic cooperation agreements with various customers to provide Taoping’s cloud-based intelligent product solutions, including smart large screen, IoT smart rest station and off-grid wastewater treatment solution, which are expected to generate significant revenue growth and operating cashflow for the Company for year 2023 and beyond.

If the Company’s execution of business strategies is not successful in addressing its current financial concerns, additional capital raise from issuing equity security or debt instrument or additional loan facility may occur to support required cash flows. The Company’s existing $7.2 million revolving bank loan, which was collateralized with the Company’s office property, provides important capital support for its operation. In addition, it is in the process of renewing the bank facility line with a total value of approximately $11.9 million. From equity financing perspective, the Company’s effective F-3 registration statement facilitates potential future equity offerings. In conclusion, the Company believes that it has the ability to raise needed capital to fund its operations and business growth, and is able to operate as a going concern.

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

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation and Principles of Consolidation

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). In the opinion of management, all adjustments (consisting of normal recurring adjustments) have been made that are necessary to present fairly the financial position, the results of its operations and cash flows. The consolidated financial statements include the accounts of the Company, and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. The Company’s significant estimates include its accounts receivable, assessment of credit losses, fair value of stock options and warrants, valuation allowance of deferred tax assets, useful lives of property and equipment, the recoverability of long-lived assets, revenue recognition, valuation of prepayments, goodwill, and other intangible assets, inventories, cryptocurrencies, purchase price allocation of business combination, right-of-use assets, and lease liabilities. Management makes these estimates using the best information available at the time the estimates are made; however actual results could differ from those estimates.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(c) Economic, Pandemic, Political, and Currency Exchange Risks

All the Company’s revenue-generating operations are conducted in Hong Kong and mainland China. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic, public health, and legal environments in the PRC, and by the general state of the PRC economy. The Company’s operations in the PRC are subject to special considerations and significant risks that are not typically pertaining to the companies in North America and Western Europe. These include risks associated with, among others, the political, economic, public health concerns with persistent outbreaks of COVID-19 infections in various regional localities, and legal environments, geopolitical influences, and foreign currency exchange, notably in recent events, where the government’s sudden interventions or modifications of the laws and regulations currently in effective could negatively impact the Company’s operations and financial results.

The functional currency of the Company is primarily Chinese Renminbi Yuan (“RMB”), which is not freely convertible into foreign currencies. The Company cannot guarantee that the current exchange rate will remain steady. Therefore, there is a possibility that the Company could post the same amount of profit for two comparable periods and yet, because of fluctuating exchange rates, record higher or lower profit depending on exchange rate of RMB. RMB converted to U.S. dollars on the relevant dates. The exchange rate could fluctuate depending on changes in the political and economic environment without notice.

(d) Cash and Cash Equivalents

The Company considers all highly liquid investments purchased and cash deposits with financial institutions with original maturities of three months or less to be cash equivalents. The Company had no cash equivalents as of December 31, 2022 or 2021.

The Company maintains its cash accounts at credit worthy financial institutions and closely monitors the movements of its cash positions. As of December 31, 2022 and 2021, approximately $1.0 million and $4.5 million of cash, respectively, was held in bank accounts in Hong Kong and mainland China.

(e) Accounts Receivable, Accounts Receivable–related parties, and Concentration of Risk

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

The Company estimates allowance for credit losses for the anticipation of future economic condition and credit risk indicators of customers, including the potential impact of the COVID-19 pandemic on its customers’ businesses. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. In the event the Company recovers amounts previously reserved for, the Company will reduce the specific allowance for credit losses. The balance of allowance for credit losses for the year ended December 31, 2022 has decreased approximately $1.8 million from the year ended December 31, 2021.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Accounts receivable as at December 31, 2022 and 2021 are as follows:

	December 31, 2022	December 31, 2021
Accounts Receivable	$20,159,165	$18,340,348
Allowance for credit losses	(10,957,920)	(11,582,186)
Accounts Receivable, net	$9,201,245	$6,758,162
Accounts Receivable - related parties	$14,617,746	$16,032,134
Allowance for credit losses	(14,526,375)	(15,680,662)
Accounts Receivable - related parties, net	$91,371	$351,472

The normal credit term is ranging from 1 month to 3 months after the customers’ acceptance of high-end data storage servers or software, and completion of advertising and other services, and ranging from 1 month to 6 months after the customers’ acceptance of ads display terminals. However, because of various factors of business cycle, the actual collection of outstanding accounts receivable may be beyond the normal credit terms.

The allowance for credit losses at December 31, 2022 and 2021, totaled approximately $25.5 million and $27.3 million, respectively, representing management’s best estimate. The following table describes the movements for allowance for credit losses during the years ended December 31, 2022 and 2021:

Balance at January 1, 2021	$21,217,406
Addition from acquisition of subsidiaries under common control	314,214
Increase in allowance for credit losses	5,134,350
Foreign exchange difference	596,878
Balance at December 31, 2021	$27,262,848
Decrease for balance due to transfer of a company	(771,189)
Increase in allowance for credit losses	674,664
Foreign exchange difference	(1,682,028)
Balance at December 31, 2022	$25,484,295

(f) Advances to Suppliers

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

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(h) Fair Value and Fair Value Measurement of Financial Instruments

Management has estimated that carrying amounts reported in the consolidated balance sheets for cash, accounts receivable, accounts receivable – related parties, advances to suppliers, other current assets, other non-current assets, short-term bank loans, accounts payable, advances from customers, advances from customers - related parties, other payables and accrued expenses, income taxes payable, and due to related parties approximate their fair market value based on the short-term maturity of these instruments.

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

(j) Inventories, net

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

(k) Property, equipment and software

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

(l) Cryptocurrencies

Cryptocurrencies held, including Bitcoin and Ethereum, are accounted for as intangible assets with indefinite useful lives. An intangible asset with an indefinite useful life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment exists when the carrying amount exceeds its fair value, which is measured using the quoted price of the cryptocurrency at the time its fair value is being measured. If the carrying amount of the cryptocurrency exceeds its fair value, the Company recognizes an impairment loss in an amount equal to that excess. Subsequent reversal of impairment losses is not permitted.

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

(m) Business combination

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

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(n) Disposal of subsidiary

The Company deconsolidates a subsidiary upon the loss of control, the related subsidiary’s assets (including goodwill), liabilities, non-controlling interest and other components of equity are de-recognized. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

Any consideration received is recognized at fair value. Any resultant gain or loss is recognized in the Statement of Operations.

(o) Long-term investment

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

(p) Impairment of Long-Lived Assets

Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. It is reasonably possible that these assets could become impaired as a result of technology or other industry changes. Recoverability of assets to be held and used is determined by comparing their carrying amount with their expected future net undiscounted future cash flows from the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by how much the carrying amount exceeds the fair value of the assets. There were impairment charges of approximately $1,468,000 for the year ended December 31, 2022, and no impairment charges for the year ended December 31, 2021 and 2020. Assets held for disposal, if any, are reported at the lower of the carrying amount or fair value less costs to sell.

(q) Operating leases - Right-of-use assets and lease liabilities

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

(r) Revenue Recognition

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

Revenue - Software

The Company designs and develops software products. Software development projects usually include developing software, integrating various isolated software systems into one, and testing the system. The design and build services, together with the integration of the various elements, are generally determined to be essential to the functionality of the delivered software. The contracted price is usually paid at the delivery of the software. The Company usually provides non-software services including after-sale support, technical training. The technical training only occurs at the introduction of the software. The software is highly specialized and stable, after-sale support and subsequent upgrade or enhancement are infrequent. The Company has estimated the costs associated with the non-software performance obligations and concludes that these obligations are de minimis to the overall contract. Therefore, the Company does not further allocate transaction price.

The Company usually completes the software support service in one-off and recognizes the revenue at the point of delivery of service because the Company does not have an enforceable right to payment for performance completed to date. Revenues from software development contracts are classified as “Revenue-Software” on the Company’s consolidated statements of operations.

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

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Revenue - Cryptocurrency mining

The Company has entered into digital asset mining pools by executing contracts with the mining pool operators to provide computing power to the mining pool. The contracts are terminable under certain circumstances. Both the Company and the mining pool operator have the right to terminate the contract at any time, with or without clause, and without compensation. In exchange for providing computing power, the Company is entitled to a fractional share of the fixed cryptocurrency awards the mining pool operator receives (less digital asset transaction fees to the mining pool operator, if any.) for successfully adding a block to the blockchain. The Company’s fractional share is based on the proportion of computing power the Company contributed to the mining pool operator to the total computing power contributed by all mining pool participants in solving the current algorithm. The contract first exists upon the successful placement of a block on the blockchain by the pool operator because that is the point when the parties have performed their contract obligation and neither party can unilaterally terminate the contract without compensating the other party.

Providing computing power in digital asset transaction verification services is an output of the Company’s ordinary activities. The provision of providing such computing power is the only performance obligation in the Company’s contract with mining pool operator.

The transaction consideration the Company receives, if any, is noncash consideration, which the Company measures at fair value using the quoted price from principal market of the related cryptocurrency on the date received, which is not materially different than the fair value at the contract inception or at the time the Company has earned the award from the pools. The consideration is variable. Because it is not probable that a significant reversal of cumulative revenue will not occur (ASC 606-10-32-11), the consideration is constrained until the mining pool operator successfully places a block (by being the first to solve an algorithm), and the Company receives confirmation of the consideration it will receive, at which time revenue is recognized. There is no financing component, nor allocation of transaction price in these transactions.

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

The Company follows ASC 842 – Leases that requires lessor to identify the underlying assets and allocate rental income among considerations in lease and non-lease components. The Company owns two units of office space renting out to a third party and TNM under non-cancelable operating lease agreements with lease terms of two years starting from May 1, 2022 and four years starting from July 1, 2022, respectively. The lease agreements have fixed monthly rental payments, and no non-lease component or option for lessees to purchase the underlying assets. The Company collects monthly rental payments from the lessees, and has generated approximately $276,000 and $340,000 rental income for the year ended December 31, 2022, and 2021, respectively.

After completion of the business acquisition on June 9, 2021, TNM became a subsidiary of the Company. The rental income from TNM has become an intercompany revenue and been eliminated since June 9, 2021.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Annual minimum rental income to be received in the next 5 years:
2023	264,615
2024	88,205
Total	352,820

Contract balances

The Company records advances from customers when cash payments are received or due in advance of our performance. For the year ended December 31, 2022, 2021 and 2020, the Company recognized revenue of $232,000, $141,000 and $256,000, respectively, that was included in the advances from customers balance at the beginning of each reporting period.

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

(s) Cost of Sales - advertising and cost of cryptocurrencies

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

(t) Stock-based compensation

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

During the year ended December 31, 2022, 2021, and 2020, the Company recognized approximately $23,100, $3,137,000, and $744,000, respectively, of stock-based compensation expense.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(u) Foreign Currency Translation

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

The exchange rates adopted are as follows:

	December 31, 2022	December 31, 2021
Year-end RMB to US$ exchange rate	6.8993	6.3588
Average yearly RMB to US$ exchange rate	6.7190	6.4505
Year-end HKD to US$ exchange rate	7.8077	7.7971
Average yearly HKD to US$ exchange rate	7.8302	7.7724

The average yearly RMB to US$ exchange rate adopted for the year ended December 31, 2020 was 6.9044.

No representation is made that the RMB amounts and HKD amounts could have been, or could be, converted into United States dollars at the rates used in translation.

(v) Research & Development Expenses

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

(w) Subsidy Income

Subsidy income mainly represents income received from various local governmental agencies in China for developing high technology products in the fields designated by the government as new and highly innovative. The Company has no continuing obligation under the subsidy provision. The Company recognizes subsidy income upon receipt of official grant notice from local government authorities.

(x) Sales, use, other value-added taxes, and income taxes

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

(y) Discontinued Operations

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

(z) Segment reporting

Segment information is consistent with how the Chief Operating Decision Maker, i.e., the Directors of the Company, review the businesses, make investing and resource allocation decisions and assess operating performance. Transfers and sales between reportable segments, if any, are recorded at cost.

The Company reports financial and operating information in the following three segments:

(1)	Cloud-based Technology (CBT) segment — It includes the Company’s cloud-based products, high-end data storage servers and related services sold to private sectors including new media, healthcare, education and residential community management, and among other industries and applications. In this segment, the Company generates revenues from the sales of hardware and software total solutions with proprietary software and content as well as from designing and developing software products specifically customized for private sector customers’ needs for a fixed price. The Company includes the revenue and cost of revenue of high-end data storage servers in the CBT segment. Advertising services is included in the CBT segment, after the Company consummated the acquisition of TNM. Advertisements are delivered to the ads display terminals and vehicular ads display terminals through the Company’s cloud-based new media sharing platform. Incorporation of advertising services complements the Company’s out-of-home advertising business strategy.

(2)	Blockchain Technology (BT) segment — The BT segment is the Company’s newly formed business sector. Cryptocurrency mining is the first initiative implemented in the BT segment. However, due to the decreased output and the highly volatile cryptocurrency market, the Company had ceased the operation of the BT segment by December 2022.

(3)	Traditional Information Technology (TIT) segment — The TIT segment includes the Company’s project-based technology products and services sold to the public sector. The solutions the Company has sold primarily include Geographic Information Systems (GIS), Digital Public Security Technology (DPST), and Digital Hospital Information Systems (DHIS). In this segment, the Company generates revenues from sales of hardware and system integration services. As a result of the business transformation, the TIT segment is gradually being phased out in 2021.

For more information regarding our operating segments, see Note 20 (Consolidated Segment Data).

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(aa) Recent Accounting Pronouncements

In August 2020, the FASB issued ASU No. 2020-06 (“ASU 2020-06”) “Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity.” ASU 2020-06 will simplify the accounting for convertible instruments by reducing the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. Convertible instruments that continue to be subject to separation models are (1) those with embedded conversion features that are not clearly and closely related to the host contract, that meet the definition of a derivative, and that do not qualify for a scope exception from derivative accounting and (2) convertible debt instruments issued with substantial premiums for which the premiums are recorded as paid-in capital. ASU 2020-06 is effective for public business entities fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. The adoption of ASU 2020-06 did not have material impact on the group’s consolidated financial statements.

In January 2020, the FASB issued ASU 2020-01, Investments-Equity Securities (Topic 321), Investments-Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815)-Clarifying the Interactions between Topic 321, Topic 323, and Topic 815. The guidance provides clarification of the interaction of rules for equity securities, the equity method of accounting and forward contracts and purchase options on certain types of securities. ASU 2020-01 is effective for the Company in the first quarter of 2021. The adoption did not have any significant impact on the Company’s consolidated financial statements.

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

3. BUSINESS ACQUISITION

On June 9, 2021, the Company and Biznest, a subsidiary of the Company, consummated an acquisition of 100% of the equity interests of TNM and its subsidiary. Mr. Jianghuai Lin, the Chairman and CEO of the Company, who owns approximately 27.1% of total shares outstanding of the Company, owned approximately 51% of TNM. TNM is a new media operator focusing on digital life scenes and mainly engages in selling out-of-home advertising time slots on its networked smart digital advertising display terminals with artificial intelligence and big data technologies. Acquiring TNM and synergizing its new media network will enhance the Company’s presence in the new media and advertising sectors. After completion of the acquisition, TNM becomes a wholly owned subsidiary of Biznest.

Pursuant to the share purchase agreement, as a consideration of the purchase, the Company issued to the shareholders of TNM a total of 1,213,630 ordinary shares equivalent to the value of approximately $5.4 million.

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

The Company’s consolidated statement of operations for the year ended December 31, 2022 included revenue of $3.3 million and net loss of $0.37 million attributable to TNM.

On January 13, 2022, the Company entered into a share purchase agreement to acquire 95.56% equity interest in Zhenjiang Taoping IoT Tech. Co., Ltd. (“ZJIOT”), aiming to accelerate the Company’s smart charging pile and digital new media businesses in East China. Pursuant to the share purchase agreement, as consideration TAOP agreed to issue to the shareholders of ZJIOT a total of 201,552 restricted ordinary shares of TAOP. The shares are expected to be issued in three phases. The first phase will issue 67,184 shares within 20 days after closing of the transaction; the second phase will issue 67,184 shares before May 31, 2023; the third phase will issue 67,184 shares before May 31, 2024. Issuance of shares during the second and third phases will be conditioned upon the satisfaction of certain performance targets of ZJIOT as set forth in the share purchase agreement. Specifically, the second phase issuance requires from the closing date to December 31, 2022, ZJIOT have at least 2.5 million RMB of audited revenue and 0.5 million RMB of audited net income; and to be eligible for the third phase issuance, ZJIOT shall have at least 2.6 million RMB of revenue and 0.55 million RMB of net income during the fiscal year 2023. Upon the completion of the acquisition, the Company currently owns 100% equity interest in ZJIOT.

The total fair value of the contingent consideration presented as other current liability is in accordance with ASC 820-10 “Fair Value Measurements and Disclosures”. 201,552 ordinary shares issued under the share purchase agreement were deemed as the consideration transferred for the acquisition. The fair value of the shares issued was measured based on the average share price of the Company during year 2022, which therefore is categorized as Level 3 measurement of fair value.

The following table summarizes the purchase price allocation for ZJIOT, and the amounts of the assets acquired, and liabilities assumed which were based on their estimated fair values at the acquisition date:

Cash	$4,116
Accounts receivable, net	260,189
Advances to suppliers	4,252
Other receivables, net	2,532
Property, plant and equipment, net	215,689
Accounts payable	(250,706)
Advances from customers	(8,046)
Accrued payroll and benefits	(10,633)
Other payables and accrued expenses	(8,923)
Total net assets acquired	208,470
Goodwill	58,922
Total purchase price	$267,392

The Company’s consolidated statement of operations for the year ended December 31, 2022 included revenue of $0.6 million and net profit of $0.13 million under PRC GAAP attributable to ZJIOT since January 13, 2022, the acquisition date, to the end of December 31, 2022.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4. VARIABLE INTEREST ENTITY

Prior to the dissolution of the Company’s VIE structure in September 2021, iASPEC was a variable interest entity of the Company and the Company was the primary beneficiary of iASPEC. iASPEC’s assets, liabilities and financial results were consolidated into the Company’s financial statements. From September 2021 to June 7, 2022, iASPEC was a wholly-owned subsidiary of the Company. Accordingly, the assets and liabilities and revenues and expenses of iASPEC have been included in the accompanying consolidated financial statements up to June 7, 2022.

In June 2021, iASPEC, through its subsidiary Biznest, acquired TNM. In addition, Biznest formed Shenzhen Taoping Education Technology Co., Ltd. and Wuhu Taoping Education Technology Co., Ltd. in 2021 where iASPEC indirectly owned 51% equity interests of each entity. As indirect wholly owned or majority owned subsidiaries of iASPEC, the financial results of TNM, Shenzhen Taoping Education Technology Co., Ltd. and Wuhu Taoping Education Technology Co., Ltd. have been consolidated into the Company’s financial statements.

Prior to the dissolution of the VIE structure, government licenses, permits and certificates represented substantially all of the unrecognized revenue-producing assets held by iASPEC, the VIE, and its subsidiaries; recognized revenue-producing assets held by iASPEC and its subsidiaries consisted of property, equipment and software.

On September 18, 2021, the Company and the Company’s wholly owned subsidiary, IST entered into an equity transfer agreement with Mr. Jianghuai Lin, the sole shareholder of iASPEC. Upon closing of the equity transfer, the Company’s then existing variable interest entity structure was dissolved and iASPEC became a wholly owned indirect subsidiary of the Company. As a result, all assets and liabilities of iASPEC were incorporated into the Company’s balance sheet since December 31, 2021.

On June 7, 2022, the Company transferred 100% equity interests of iASPEC, excluding its subsidiaries, to an unrelated third party for nil consideration. The disposition resulted in a total recorded income of approximately $3.0 million for the Company for the year ended December 31, 2022. Upon the disposition, iASPEC, excluding its subsidiaries, was no longer part of TAOP. As such, the Company’s consolidated financial statements for the year ended December 31, 2022 only included the financial results of iASPEC for the period from January 1 through June 7, 2022.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5. DISPOSALS OF CONSOLIDATED ENTITIES

ADG, SZTET, WHTET, and TDTDG were dissolved on January 28, June 14, May 31, and May 17, 2022, respectively. The dissolution of these companies result in minimal gain or loss for the year ended December 31, 2022.

None of the above-referenced dispositions in 2022 qualified as discontinued operations as they do not individually or in the aggregate represent a strategic shift that has had a major impact on the Company’s operations or financial results.

6. LOSS PER SHARE

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

Components of basic and diluted loss per share were as follows for the year ended December 31, 2022, 2021, and 2020:

	2022	2021	2020*
Net loss attributable to the Company	$(7,081,647)	$(9,924,859)	$(17,694,775)
Weighted average outstanding ordinary shares-Basic	15,582,501	12,962,452	7,373,347
-dilutive effect of stock options- employees	-	-	-
-dilutive effect of stock options- nonemployees	-	-	-
Weighted average outstanding ordinary shares- Diluted	15,582,501	12,962,452	7,373,347
Loss per share:
Basic	$(0.45)	$(0.77)	$(2.40)
Diluted	$(0.45)	$(0.77)	$(2.40)

CONTINUING OPERATIONS
Net loss attributable to the Company	$(582,371)	$(11,762,485)	$(17,694,775)
Weighted average outstanding ordinary shares-Basic	15,582,501	12,962,452	7,373,347
-dilutive effect of stock options- employees	-	-	-
-dilutive effect of stock options- nonemployees	-	-	-
Weighted average outstanding ordinary shares- Diluted	15,582,501	12,962,452	7,373,347
Loss per share:
Basic	$(0.04)	$(0.91)	$(2.40)
Diluted	$(0.04)	$(0.91)	$(2.40)

DISCONTINUED OPERATIONS
Net (loss) income attributable to the Company	$(6,499,276)	$1,837,626	$-
Weighted average outstanding ordinary shares-Basic	15,582,501	12,962,452	7,373,347
-dilutive effect of stock options- employees	-	-	-
-dilutive effect of stock options- nonemployees	-	-	-
Weighted average outstanding ordinary shares-Diluted	15,582,501	12,962,452	7,373,347
(Loss) income per share:
Basic	$(0.41)	$0.14	$-
Diluted	$(0.41)	$0.14	$-

For the years ended December 31, 2022, 2021, and 2020, there was no shares included in the diluted earnings per share calculation, these incremental shares were not added to denominator for the period that stock options were outstanding due to the average market price of the Company’s stock in the period is lower than the exercise prices of the stock options granted to the Company’s employees and various consultants. The incremental shares were computed under the treasury stock method. The EPS calculation excluded the if-converted shares from the convertible promissory note or exercised shares from detachable warrant associated with the convertible promissory note based on the Company’s recent stock prices, which were significantly below the stated convertible price and among other conversion prices of alternative conversions or exercise price of the warrant. Because the effect would be anti-dilutive, there were 282,500 stock options for employees, 57,366 stock options and 466,667 warrants for nonemployees outstanding that were not included in the computation of dilutive weighted average shares outstanding for the year ended December 31, 2022. There were 297,681 stock options for employees, 57,366 stock options and 508,334 warrants for nonemployees outstanding that were not included in the computation of dilutive weighted average shares outstanding for the year ended December 31, 2021. Also, warrants associated with the convertible promissory notes for purchase of 133,334 shares were not included in the computation of dilutive weighted average shares outstanding for the year ended December 31, 2020, as their effect would have been anti-dilutive.

*	On July 30, 2020, the Company implemented a one-for-six reverse stock split of the Company’s issued and outstanding ordinary shares. Except shares authorized, all share and per share information has been retroactively adjusted to give effect to the reverse stock split for all periods presented, unless otherwise indicated.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7. RELATED PARTY TRANSACTIONS

(a) Revenue – related party

Since May 2017, the Company has entered into a series of contracts with Taoping New Media Co., Ltd. (TNM) and its affiliates for the sale of the Company’s Cloud-Application-Terminal based digital ads display terminals, software and technical services. Taoping New Media was a related party company controlled by Mr. Lin, the Company’s Chairman and Chief Executive Officer, until the Company’s completion of the acquisition on June 9, 2021, after which date the related party transactions were eliminated in the Company’s consolidated financial statements. For the years ended December 31, 2022, 2021 and 2020, revenues from related parties for sales of products and advertising were approximately $0.1 million, $0.1 million and $0.4 million, respectively. Accounts receivable from related parties, net of allowance for credit losses, as of December 31, 2022, 2021 and 2020 were approximately $0.1 million, $0.4 million and $4.2 million, respectively. Advances received from related parties were approximately $0.1 million, $0.1 million and $0.2 million as of December 31, 2022, 2021 and 2020, respectively.

(b) Other revenue – related parties

For the years ended December 31, 2021 and 2020, the Company had a rental income of approximately $27,000 and $61,000, respectively, from TNM which was for the office lease between TNM and the Company. Upon completion of the Company’s acquisition of TNM on June 9, 2021, the related party rental income was eliminated in the Company’s consolidated financial statements thereafter. Other revenue generated from related parties also includes system maintenance service provided to Taoping affiliate customers, which was approximately $20,000, $49,000 and $85,000, for the years ended December 31, 2022, 2021 and 2020, respectively.

(c) Amount due to related parties

As of December 31, 2022 and 2021, the amount due to related parties was $3.3 million and $3.1 million, respectively, which included a loan of RMB20 million from a related company 100% owned by Mr. Lin for 12-month at the interest of 5.85% per annum, which matures on May 18, 2023.

8. INVENTORIES

As of December 31, 2022 and 2021, inventories consist of:

	December 31, 2022	December 31, 2021
Raw materials	$3,472	$3,767
Finished goods	469,918	559,659
Cost of projects	40,815	67,172
Inventories, gross	$514,205	$630,598
Allowance for slow-moving or obsolete inventories	(157,847)	(103,940)
Inventories, net	$356,358	$526,658

For the year ended December 31, 2022, impairments for obsolete inventories were approximately $64,000. For the year ended December 31, 2021, there was a reversal of impairments for obsolete inventories in the amount of approximately $214,000. Impairment charges on inventories are included with general and administrative expenses. For the year ended December 31, 2020, impairments expense for obsolete inventories were approximately $6,000.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9. PROPERTY, EQUIPMENT AND SOFTWARE

As of December 31, 2022 and 2021, property, equipment and software consist of:

	December 31,
	2022	2021
Office buildings	$4,053,815	$4,398,414
Electronic equipment, furniture and fixtures	2,222,712	3,206,231
Motor vehicles	-	155,697
Media display equipment	1,111,450	1,197,273
Leasehold improvement	39,738	404,852
Purchased software	5,935,931	19,840,491
	13,363,646	29,202,958
Less: accumulated depreciation	(5,529,744)	(17,248,528)
Property, equipment and software, net	$7,833,902	$11,954,430

Depreciation expense for the year ended December 31, 2022, 2021, and 2020 were approximately $3.5 million, $2.2 million and $3.2 million for continuing operations, and $3.7 million, $1.5 million, -0- for discontinued operations respectively.

Management regularly evaluates property, equipment and software for impairment, if an event occurs or circumstances change that would potentially indicate that the carrying amount of the property, equipment and software exceeded its fair value. Management utilizes the discounted cash flow method to estimate the fair value of the property, equipment and software.

Company’s office buildings, with net carry value of approximately $2.3 million, are used as collateral for its short-term bank loan.

10. DISCONTINUED OPERATIONS

In December 2022, the Company ceased its cryptocurrency mining business by entering into a series of contracts with certain third parties to sell its cryptocurrency mining and related equipment, terminating the leases for both the office facility and the storage rooms for most mining machines, and laying off relevant employees. As a result, the operations of Cryptocurrency mining business are reflected within “discontinued operations” periods presented.

The significant items included within discontinued operations are as follows:

	Year Ended December 31
	2022	2021
Revenue - Cryptocurrency mining	$4,108,372	$5,455,345
Cost - Cryptocurrency mining	3,898,171	2,767,186
Cost - Others	-	17,000
Administrative expenses	1,445,272	750,628
Impairment losses on cryptocurrencies	1,517,172	493,617
(Gain) on sales of cryptocurrencies	(679,111)	(410,979)
Impairment on property, equipment and software	1,468,014	-
Operating (loss) income from discontinued operations	(3,541,146)	1,837,893
Subsidy income	9,195	-
Other (loss)	(2,936,541)	(276)
Interest income	111	9
Interest expense	(30,895)	-
(Loss) income from discontinued operations before income taxes	(6,499,276)	1,837,626
Income tax expense	-	-
Net (loss) income from discontinued operations	$(6,499,276)	$1,837,626

Assets and liabilities of discontinued operations included within the Consolidated Balance Sheets are comprised of the following:

	December 31, 2022	December 31, 2021
Cash and cash equivalents	$8,649	$5,914
Advances to suppliers	-	105,425
Prepaid expenses	-	229,361
Inventories, net	-	15,726
Other current assets	37,015	154,572
Cryptocurrencies, net	-	829,165
Property, equipment and software, net	1,155,063	9,607,654
Right-of-use assets	125,538	734,258
Long-term investments	-	169,767
Current assets from discontinued operations	$1,326,265	$11,851,842

Accounts payable	187,206	1,491,924
Accrued payroll and benefits	3,065	11,447
Other payables and accrued expenses	58,572	123,027
Lease liability	128,696	745,428
Current liabilities from discontinued operations	$377,539	$2,371,826

	Years Ended December 31,
	2022	2021	2020
Net cash (used in) provided by operating activities	(1,835,015)	4,334,828	-
Net cash provided by (used in) investing activities	2,746,758	(8,455,550)	-

CRYPTOCURRENCIES

As of December 31, 2022 and 2021, cryptocurrencies mainly included Bitcoin and Ethereum the Company held which were primarily received from mining activities.

The following table presents the movements of cryptocurrencies for the year ended December 31, 2022:

	Amounts 2022	Amounts 2021
Balance at January 1, 2022 and 2021	$829,165	$-
Receipt of cryptocurrencies from mining activities	4,108,372	5,455,345
Purchases of cryptocurrencies	1,066,338	-
Sales of cryptocurrencies	(5,017,732)	(4,543,542)
Payment of cryptocurrencies for other expenses	(151,869)	-
Realized gain on sale of cryptocurrencies	679,111	410,979
Impairment loss on cryptocurrencies	(1,517,172)	(493,617)
Others	3,787	-
Balance at December 31, 2022 and 2021	$-	$829,165

The following table presents additional information about each type of cryptocurrency for the year ended December 31, 2022 and 2021:

	BTC	ETH	USDT	Total
Balance at January 1, 2021	$-	$-	$-	$-
Receipt of cryptocurrencies from mining activities	1,037,185	4,418,160	-	5,455,345
Exchange of cash into USDT	-	-	3,336	3,336
Sales of cryptocurrencies	(842,438)	(3,611,604)	-	(4,454,042)
Payment of cryptocurrencies for other expenses	-	(89,600)	(3,236)	(92,836)
Realized gain on sale of cryptocurrencies	66,996	343,983	-	410,979
Impairment loss on cryptocurrencies	(87,608)	(406,007)	(2)	(493,617)
Balance at December 31, 2021	$174,135	$654,932	$98	$829,165

	BTC	ETH	USDT	ETHW	Total
Balance at January 1, 2022	$174,135	$654,932	$98	$-	$829,165
Receipt of cryptocurrencies from mining activities	236,470	3,867,497	280	4,125	4,108,372
Purchases of cryptocurrencies	-	1,062,663	3,675	-	1,066,338
Proceeds from sales of cryptocurrencies	(365,664)	(4,652,068)	-	-	(5,017,732)
Payment of cryptocurrencies for other expenses	-	(131,120)	(20,749)	-	(151,869)
Realized gain on sale of cryptocurrencies	42,875	636,236	-	-	679,111
Impairment loss on cryptocurrencies	(48,347)	(1,464,513)	(187)	(4,125)	(1,517,172)
Others	(39,469)	26,373	16,883	-	3,787
Balance at December 31, 2022	$-	$-	$-	$-	$-

11. BANK LOANS

	December 31, 2022	December 31, 2021
Secured short-term loans	$7,203,762	$7,792,125
Total short-term bank loans	$7,203,762	$7,792,125

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Detailed information of secured short-term loan balances as of December 31, 2022 and 2021 were as follows:

	December 31, 2022	December 31, 2021
Guaranteed by IST and Mr. Lin and Collateralized by the real property of ISIOT and equity investment of ISTIL	$7,203,762	$7,792,125
Total	$7,203,762	$7,792,125

As of December 31, 2022, the Company had short-term bank loans of approximately $7.2 million, which mature on various dates from July 14, 2023 to September 22, 2023. The short-term bank loans may be extended for another year by the banks without additional charges to the Company upon maturity. The bank borrowings are in the form of credit facilities. Amounts available to the Company from the banks are based on the amount of collateral pledged or the amount guaranteed by the Company’s subsidiaries. These borrowings bear fixed interest rates ranging from 4.65% to 5.00% per annum. The weighted average interest rates on short term debts were approximately 4.76%, 5.38% and 5.59% for the year ended December 31, 2022, 2021, and 2020, respectively. The interest expenses were approximately $0.4 million, $0.4 million, and $0.4 million, respectively, for the same periods, respectively.

12. INCOME TAXES

Pre-tax income (loss) from continuing operations and discontinued operations for the year ended December 31, 2022, 2021, and 2020in the following jurisdictions:

	2022	2021	2020
PRC	$(4,284,019)	$(8,287,495)	$(15,810,350)
Hong Kong	(1,384,286)	(876,289)	(12,072)
BVI	(1,343,473)	(755,754)	(2,580,102)
Total (loss) before income taxes	$(7,011,778)	$(9,919,538)	$(18,402,524)

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

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company from time to time evaluates the tax effect of GILTI, and determined that there was no impact of GILTI tax to the Company’s consolidated financial statements as of December 31, 2022.

BVI

Under the current laws of the BVI, dividends and capital gains arising from the Company’s investments in the BVI and ordinary income, if any, are not subject to income taxes.

Hong Kong

Under the current laws of Hong Kong, IST HK is subject to a profit tax rate of 16.5%.

PRC

Income tax expense (benefit) from continuing operations consists of the following:

	2022	2021	2020
Current taxes	$69,869	$5,321	$(71,316)
Deferred taxes	-	-	-
Income tax expense (benefit)	$69,869	$5,321	$(71,316)

Current income tax expense (benefit) was recorded in 2022, 2021 and 2020 and was related to differences between the book and corporate income tax returns.

	2022	2021	2020
PRC statutory tax rate	25%	25%	25%
Computed expected income tax (benefit) expense	$(1,752,944)	$(2,479,885)	$(4,600,631)
Tax rate differential benefit from tax holiday	227,985	950,843	1,805,951
Permanent differences arising from consolidation	(1,011,482)	(589,598)	248,636
Tax effect of deductible temporary differences not recognized	170,383	837,438	1,826,684
Tax effect of tax losses unrecognised	2,435,927	1,286,523	648,004
Income tax expense (benefit)	$69,869	$5,321	$(71,316)

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company has net operating loss carry forwards totaling RMB145.2 million ($21.7 million) as of December 31, 2022, substantially all of which were from PRC subsidiaries and will expire on various dates through December 31, 2027. Deferred tax asset was not provided for respective tax losses. As of December 31, 2022, the Company also has net operating loss of approximately $0.25 million from the parent, Taoping Inc., a BVI company who is treated as a US corporation for the US tax purposes.

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

Based on all known facts, circumstances, and current tax law, the Company has not recorded tax benefits from year 2020 to 2022. The Company believes that there are no tax positions for which it is reasonably possible, based on current Chinese tax laws and policies, that the unrecognized tax benefits will significantly increase or decrease over the next 12 months, individually or in the aggregate, and have a material effect on the Company’s results of operations, financial condition or cash flows.

The Company’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. Any accrued interest or penalties associated with any unrecognized tax benefits were not significant for the year ended December 31, 2022, 2021, and 2020.

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

13. OTHER CURRENT AND NON-CURRENT ASSETS

(a) As of December 31, 2022 and 2021, other current assets consist of:

	December 31, 2022	December 31, 2021
Advances to unrelated-parties (i)	$837,041	$782,663
Advances to a related party	246,080	-
Advances to employees	309,911	49,218
Other current assets	161,456	231,695
	$1,554,488	$1,063,576

(i)	The advances to unrelated parties for business development are non-interest bearing and are due on demand.

As of December 31, 2022, the balance included the amount due from a third-party vendor of approximately $589,000. According to the contract and its subsequent amendment, the vendor is contracted to perform consulting service of market research as subcontractor and to facilitate the development of the new media advertising market.

Based on the amendment of the contract, the Company agrees to make advances to the vendor specifically for its market development purposes, and the total commitment of funding was RMB6 million (approximately USD $870,000). Meanwhile, the Company agrees to pay the vendor a 12% commission fee based on the advertising revenue it has facilitated, and a 50% subcontractor fee based on the consulting services revenue, tax inclusive.

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

The first period as specified is from January 1, 2021 to December 31, 2021 with a threshold revenue of RMB 15 million (approximately USD $2,294,400). The threshold revenue is to increase by 30% in the year 2022. As of December 31, 2021, revenue facilitated by the vendor has reached RMB15.2 million (approximately USD $2,386,360). In December 2022, both parties agreed a one-year extension to fulfill the revenue threshold for year 2022. For the year ended December 31, 2022, revenue facilitated by the vendor has reached RMB7.5 million (approximately USD $1,111,000). The Company will continue to monitor the revenue facilitated by the vendor and assess if an event occurs or circumstance changes that would potentially indicate that the carrying amount of the receivable was impaired.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(b) As of December 31, 2022 and 2021, Other assets, non-current consist of:

	December 31, 2022	December 31, 2021
Other assets, non-current, net	$1,775,540	$2,948,681
	$1,775,540	$2,948,681

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

Starting in October 2020, IOV software revenue will be divided into eight periods. The first period as specified was from October 1, 2020 to April 30, 2021 with a threshold advertising revenue from IOV software of RMB 3 million (approximately USD $462,000). The revenue is to increase incrementally by 15% in every six months going forward until the contract expires four years after the commencing date of the operation. The first period as specified was from October 1, 2020 to April 30, 2021 with advertising revenue from IOV software of RMB 3 million (approximately USD $462,000). The second period as specified was from May 1, 2021 to November 30, 2021 with advertising revenue from IOV software of RMB 3.3 million (approximately USD $510,000). The third period as specified was from December 1, 2021 to May 30, 2022 with advertising revenue from IOV software of RMB 3.4 million (approximately USD $531,000). The fourth period as specified was from June 1, 2022 to November 30, 2022 with advertising revenue from IOV software of RMB 14.1 million (approximately USD $2,285,000). In 2023, The Company will continue to monitor advertising revenue generation from the IOV software and evaluate for impairment, if an event occurs or circumstance changes that would potentially indicate that the carrying amount of the asset exceeded its fair value. The vendor will own the title of the IOV software upon its fulfillment of the contract obligations after three years.

The development of IOV software was completed by September 30, 2020. Since the Company has the right to use the IOV software under the contract term, software was capitalized as “other assets, non-current, net” and started to amortize from October 1, 2020 over the four-year contract term. As of December 31, 2022 and December 31, 2021, the balance of “other assets, non-current, net” was $1,775,540 and $2,948,681, respectively. The reduction of the amount receivable was approximately $1.2 million and $1.4 million for the years ended December 31, 2022 and 2021, respectively.

If full repayment is achieved within the contract term, the Company might be charged to continue using the software and related equipment, depending on both parties’ future agreement.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14. OPERATING LEASES

In addition to the lease with a related party for computing server room in Dongguan City, commenced in April 2021, and terminated in March 2022, the Company leased an office space, three server rooms, and a dormitory in Hong Kong for executing the Blockchain business strategy, and the Company also leased an office space in Zhenjiang commenced in October 1, 2021. The office space and two of the server rooms in Hong Kong were terminated in September 2022 and November 2022, respectively. The fixed monthly lease payment for the Zhenjiang office space is $2,595 (RMB 17,882) with a lease term of three years ending 30 September, 2024, with a rental free period from October 1, 2021 to March 31, 2022. The fixed monthly lease payment for the remaining server room is $5,123 (HKD 40,000) with a lease term of three years ending January 15, 2025. The fixed monthly lease payment for the dormitory is $4,355 (HKD 34,000) including rental and management fee with a lease term of two years ending April 19, 2023. All lease agreements have no variable lease payment nor option to purchase the underlying assets. There was no initial direct cost associated with the office space lease agreement. The initial direct costs associated with the lease for server room and dormitory are $7,462 (HKD 58,000), and $2,187 (HKD 17,000), respectively.

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

The Company incurred rent expenses of approximately $42,000 for continuing operations and $354,000 for discontinued operations for the year ended December 31, 2022.

The Company has elected to apply the short-term lease exception to all leases with a term of one year or less. The future short-term lease costs are $nil for the year subsequent to December 31, 2022.

Weighted-average remaining lease term as of December 31, 2022, and discount rate for its operating leases are as follows:

Weighted-average remaining lease term	16.27 months
Weighted-average discount rate	4.75%

The weighted-average discount rate was based on the three-year interest rate of People’s Bank of China.

The following table outlines maturities of operating lease liabilities as of December 31, 2022:

Year ending December 31	Leases for office/ server rooms/ Dormitory
2023	$31,102
2024	20,734
Total lease payments	51,836
Less: Imputed interest	(2,094)
Present value of lease liabilities	$49,742

15. LONG-TERM INVESTMENTS

As of December 31, 2022, the carrying value of the Company’s equity investments were $95,966, which consisted of the followings:

(1) Equity method investments:

As of December 31, 2022, the Company’s equity method investments had a carrying value of $8,232 which were as follows:

Investees	Abbreviation	% of Ownership	Carrying value
Qingdao Taoping IoT Co., Ltd.	QD Taoping, or QD	47%	$-
Yunnan Taoping IoT Co., Ltd.	YN Taoping, or YN	40%	-
Jiangsu Taoping IoT Technology Co., Ltd.	JS Taoping, or JS	25%	-
Jiangsu Taoping New Media Co., Ltd	JS New Media, or JN	21%	8,232
			$8,232

The Company’s initial investments in the above equity method investments were approximately $1.9 million. The Company recognized losses from equity method investments of approximately $0.3 million and no impairment on equity method investments for the year ended December 31, 2022. The Company recognized losses from equity method investments of approximately $0.8 million and no impairment on equity method investments from the acquisition date June 9, 2021 to December 31, 2021.

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

As of December 31, 2022, the carrying value for the equity investments without readily determinable fair value was $87,734. The total initial investments to the equity investments without readily determinable fair value were approximately $711,000. Impairment of approximately $0.1 million for continuing operations and $0.2 million for discontinued operations for year ended December 31, 2022, and $0.09 million for continuing operations was recognized for year ended 2021.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16. CONVERTIBLE NOTE PAYABLE

In October 2019, March 2020, and September 2020, the Company issued Convertible Promissory Notes with principal amount of $1.04 million, $1.48 million and $1.48 million, respectively (Note-1, Note-2, and Note-3, collectively “Notes”). All three Notes mature in 12 months from the issue dates of the Notes (the “Maturity Dates”), carrying an interest rate of 5% per annum and an original issue discount (OID) to cover investors’ transaction costs of the Notes. In September and October 2020, the principal balance and the accrued interest of Note-1 was fully converted to 454,097 ordinary shares of the Company with no par value at a conversion price of $2.4. In September and December 2020, the principal balance and the accrued interest of Note-2 was fully converted to 612,748 ordinary shares of the Company with no par value at a conversion price of $2.42 and 2.57, respectively. The total amount of principal and accrued interest converted of Note-1 and Note-2 was approximately $2.6 Million. As of December 31, 2020, there was no outstanding balance and unamortized debt issuance cost of Note-1 and Note-2, and the outstanding balance of Note-3 was $1,180,908 net of unamortized debt discount of $299,695. As of December 31, 2021, there was no outstanding balance and unamortized debt issuance cost of Note-3.

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

The Company recognized interest expense of approximately $160,216 for Note-1, $244,871 for Note-2, and $119,648 for Note-3 for the year ended December 31, 2020 including interest relating to contractual interest obligation approximately of $37,000 and amortization of the discounts and debt issuance cost approximately of $124,000 for Note-1 and interest relating to contractual interest obligation approximately of $46,000 and amortization of the discounts and debt issuance cost approximately of $199,000 for Note-2, and interest relating to contractual interest obligation approximately of $19,000 and amortization of the discounts and debt issuance cost approximately of $101,000 for Note-3. The Company recognized interest expense of approximately $354,000 for Note-3 including interest relating to contractual interest obligation of $55,000 and amortization of debt discount of $299,000 for the year ended December 31, 2021. The Company recognized $nil interest expense for Note-3 for the year ended December 31, 2022.

17. OTHER PAYABLES AND ACCRUED EXPENSES

As of December 31, 2022 and 2021, other payables and accrued expenses consist of:

	December 31, 2022	December 31, 2021
Advances from unrelated third-parties (i)	$395,359	$647,586
Other taxes payable (ii)	4,216,786	3,665,976
Accrued professional fees	215,889	9,279
Amount due to employees(iii)	41,782	87,889
Others	126,528	359,743
	$4,996,344	$4,770,473

(i)	The advances from unrelated parties are non-interest bearing and due on demand.

(ii)	The other taxes payable were the amounts due to the value added tax, business tax, city maintenance and construction tax, and individual income tax.

(iii)	The amounts due to employees were pertaining to employees’ out-of-pocket expenses for travel and meal allowance, etc.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18. RESERVE AND DISTRIBUTION OF PROFIT

In accordance with relevant PRC regulations and the Articles of Association of our PRC subsidiaries, our PRC subsidiaries are required to allocate at least 10% of their annual after-tax profits determined in accordance with PRC statutory financial statements to a statutory general reserve fund until the amounts in said fund reaches 50% of their registered capital. As of December 31, 2022 and 2021, the balance of general reserve was $10.2 million and $14.0 million, respectively.

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

In the first half of 2020, the Company issued a total of 30,000 ordinary shares as compensation for investor relations service, fair value of which was approximately $144,000 and was amortized over the service period until July 21, 2020.

In April 2020, the Company issued 16,667 restricted shares to a consultant as its service compensation. The fair value of the restricted shares was approximately $42,000, which was amortized over the service period until April 1, 2021.

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

In February 2022, the Company issued the first phase of 67,184 restricted ordinary shares with a fair value of approximately $118,000, for the acquisition of Zhenjiang Taoping IoT Tech. Co., Ltd (“Zhengjiang Taoping”). The Company agreed to issue to the shareholders of Zhenjiang Taoping a total of 201,552 restricted ordinary shares in three phases, conditioned upon the satisfaction of certain performance targets.

In March 2022 and July 2022, the Company issued 20,000 ordinary shares with a fair value of $23,100 to a consultant as a compensation for his service.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(b) Stock-based compensation

The following table provides the details of the share-based payments expense during the year ended December 31, 2022, 2021, and 2020:

	For the Year Ended
	December 31, 2022		December 31, 2021		December 31, 2020
Employees and directors share-based payments	$-		$2,950,000	(a)(c)	$298,000	(a)(c)
Stock options issued for services	$-		$-		$89,000	(d)
Shares issued for services	$23,100	(a)	$187,000	(a)	$357,000	(a)
	$23,100		$3,137,000		$744,000

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

Stock option activity for the year ended December 31, 2022, 2021 and 2020 is summarized as follows:

			Weighted Average
			Remaining
		Weighted	Contractual	Aggregated
	Options	Average	Life	Intrinsic
	Outstanding *	Exercise Price*	(Year)	Value
Outstanding at January 1, 2019	333,700	$6.66	2.40	$188,790
Exercised	-	-	-	-
Canceled	(36,800)	$6.90	-	$-
Outstanding at December 31, 2019	296,900	$6.66	1.4	$-
Granted	333,348	2.4	-	-
Exercised	(294,733)	6.66	-	-
Canceled	(9,167)	$3.48	-	$-
Outstanding at December 31, 2020	326,348	2.4	2.6	143,587
Granted	-	-	-	-
Exercised	-	-	-	-
Canceled	(28,667)	$2.4	-	$-
Outstanding at December 31, 2021	297,681	2.4	1.6	714,400
Granted	-	-	-	-
Exercised	-	-	-	-
Canceled	(15,181)	$2.4	-	$-
Outstanding at December 31, 2022	282,500	2.4	0.6	-
Vested and expected to be vested as of December 31, 2022	282,500	2.4	0.6	-
Options exercisable as of December 31, 2022 (vested)	282,500	2.4	0.6	-

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

There were no stock options granted to employees during the year ended December 31, 2022 and 2021. There were 333,348 stock options granted to employees during the year ended December 31, 2020. There was no option exercised during the years ended December 31, 2022 and 2021. The total intrinsic value of stock options exercised during the years ended December 31, 2020 was approximately and $637,000. The Company did not receive any proceeds related to the cashless exercise of stock options from employees for the years ended December 31, 2022, 2021 and 2020.

The following table summarizes the status of options which contain vesting provisions:

		Weighted
		Average
		Grant Date
	Options*	Fair Value*
Non-vested at January 1, 2022	297,681	$2.4
Granted	-	$
Vested	(282,500)	$2.4
Canceled	(15,181)	$2.4
Non-vested at December 31, 2022	-	$-

As of December 31, 2022 and 2021, approximately $ nil and $0.2 million of total unrecognized compensation expense related to non-vested share options expected to be recognized over a weighted average remaining vesting period of approximately 0 year and 0 year respectively. The total fair value of options vested during the year ended December 31, 2021, 2020 and 2019 was approximately $0.2 million, $0.1 million and $0.6 million, respectively. To the extent the actual forfeiture rate is different from what the Company has anticipated; stock-based compensation related to these awards will be different from its expectations.

*	On July 30, 2020, the Company implemented a one-for-six reverse stock split of the Company’s issued and outstanding ordinary shares. Except shares authorized, all share and per share information has been retroactively adjusted to give effect to the reverse stock split for all periods presented, unless otherwise indicated.

(d) Stock options and warrants to non-employees

Pursuant to the Company’s 2016 Equity Incentive Plan, for the year ended December 31, 2018, the Company issued 33,333 stock options to consultants with 20,833 options vested in 2018 and 12,500 options vested in 2019. The stock options issued to non-employees would be forfeited either three months after the expiration of the service agreement or upon the expiry of contractual life of the options. On February 20, 2019, the Company issued warrants to the Consultant to purchase 25,000 of the Company’s ordinary shares with exercise price at $6.60 per share, which was fully exercised in cashless for 6,250 ordinary shares on July 31, 2020. On April 2, 2020, the Company issued warrants to the Consultant to purchase 16,667 of the Company’s ordinary shares, no par value with an exercise price at $2.52 per share, which was fully exercised in cashless for 11,894 ordinary shares on July 31, 2020. In July 2020, the Company granted options to certain consultants to purchase an aggregate of 57,366 ordinary shares of the Company with an exercise price at $2.64 per share. The options were fully vested at the grant date as a rewarding for the past service of the consultants. Before the adoption of ASU2018-07, the fair value of the options and warrants issued to consultants was estimated on the measurement date using the Black-Scholes Merton valuation model, after the adoption on January 1, 2019, the fair value of the equity awards to consultants was measured on the grant date. In March 2022 and July 2022, the Company issued 20,000 shares to the consultants. In February, 2021 and April, 2021, the Company issued 1,915,000 warrants to the consultants. The Company expensed to administrative expense approximately $23,100, $77,000, and $89,000 for the years ended December 31, 2022, 2021 and 2020, respectively.

The issuance of warrants to purchase up to 1,000,000 ordinary shares to certain consultants in February 2021 has been expired as of December 31, 2021. The issuance of warrants to purchase up to 900,000 ordinary shares to certain consultants in April 2021 has been cancelled as of December 31, 2021.

As of December 31, 2022, the exercise price for the stock options issued to non-employee for service was $2.64 and remaining life was 0.6 years. The stock options granted to non-employees were expired in three years after the grant date. The following table outlines the options outstanding and exercisable as of December 31, 2022:

	2021
	Number of
	Options
	Outstanding	Exercise	Expiration
	and Exercisable	Price	Date
July 2020 stock options to consultants	57,366	$2.64	07/09/2023
Total	57,366

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20. CONSOLIDATED SEGMENT DATA

Segment information is consistent with how the Chief Operating Decision Maker, i.e., the Directors of the Company, review the businesses, make investing and resource allocation decisions and assess operating performance. Transfers and sales between reportable segments, if any, are recorded at cost.

The Company ceased the operation of cryptocurrency mining business by December 2022, and the operations of cryptocurrency mining business have been presented as “discontinued operations” in the Company’s consolidated financial statements. Please refer to Note 10.

The Company reports financial and operating information in the following three segments:

(1)	Cloud-based Technology (CBT) segment — It includes the Company’s cloud-based products, high-end data storage servers and related services sold to private sectors including new media, healthcare, education and residential community management, and among other industries and applications. In this segment, the Company generates revenues from the sales of hardware and software total solutions with proprietary software and content as well as from designing and developing software products specifically customized for private sector customers’ needs for a fixed price. The Company includes the revenue and cost of revenue of high-end data storage servers in the CBT segment. Advertising services is included in the CBT segment, after the Company consummated the acquisition of TNM. Advertisements are delivered to the ads display terminals and vehicular ads display terminals through the Company’s cloud-based new media sharing platform. Incorporation of advertising services complements the Company’s out-of-home advertising business strategy.

(2)	Blockchain Technology (BT) segment — The BT segment is the Company’s newly formed business sector. Cryptocurrency mining is the first initiative implemented in the BT segment. However, due to the decreased output and the highly volatile cryptocurrency market, the Company had ceased the operation of the BT segment by December 2022.

(3)	Traditional Information Technology (TIT) segment — The TIT segment includes the Company’s project-based technology products and services sold to the public sector. The solutions the Company has sold primarily include Geographic Information Systems (GIS), Digital Public Security Technology (DPST), and Digital Hospital Information Systems (DHIS). In this segment, the Company generates revenues from sales of hardware and system integration services. As a result of the business transformation, the TIT segment is gradually being phased out in 2021.

Selected information by segment is presented in the following tables for the year ended December 31, 2022, 2021, and 2020.

	2022	2021	2020
Revenues(1)
TIT Segment	$235,128	$636,743	$377,499
CBT Segment	23,998,335	18,753,836	10,685,276
	$24,233,463	$19,390,579	$11,062,775

(1)	Revenues by operating segments exclude intercompany transactions.

	2022	2021	2020
(Loss) income from operations
TIT Segment	$(617,180)	$570,220	$(166,727)
CBT Segment	(181,454)	(7,668,616)	(15,268,750)
Corporate and others(2)	(2,367,003)	(3,042,360)	(1,931,252)
(Loss) from operations	(3,165,637)	(10,140,756)	(17,366,729)
Corporate other income (loss), net	3,201,613	(692,687)	(22,580)
Corporate interest income	7,956	4,631	4,798
Corporate interest expense	(556,434)	(928,352)	(1,018,013)
(Loss) before income taxes	(512,502)	(11,757,164)	(18,402,524)

Income tax (expense) benefit	(69,869)	(5,321)	71,316
Net (loss) from continuing operations	(582,371)	(11,762,485)	(18,331,208)
Net (loss) income from discontinued operations	(6,499,276)	1,837,626	-
Net (loss)	(7,081,647)	(9,924,859)	(18,331,208)

Less: Loss (income) attributable to the non-controlling interest	-	-	636,433
Net (loss) attributable to the Company	$(7,081,647)	$(9,924,859)	$(17,694,775)

(2)	Includes non-cash compensation, professional fees and consultancy fees for the Company.

Non-cash employee compensation by segment for the year ended December 31, 2022, 2021, and 2020 are as follows:

	2022	2021	2020
Non-cash employee compensation:
Corporate and others	-	2,950,070	298,091
	$-	$2,950,070	$298,091

Depreciation and amortization by segment for the year ended December 31, 2022, 2021, and 2020 are as follows:

	2022	2021	2020
Depreciation and amortization:
TIT Segment	$44,678	$13,173	$19,783
CBT Segment	3,499,253	2,219,247	3,459,861
	$3,543,931	$2,232,420	$3,479,644

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	2022	2021	2020
Provisions for allowance for credit losses on accounts receivable, other receivable and advances to suppliers:
TIT Segment	$(43,741)	$(658,035)	$36,895
CBT Segment	689,234	6,192,425	13,484,287
Corporate and others	-	7,327	-
	$645,493	$5,541,717	$13,521,182

	2022	2021	2020
Inventory obsolescence provision:
TIT Segment	$-	$-	$10,943
CBT Segment	63,716	(82,255)	(5,318)
	$63,716	$(82,255)	$5,625

Total assets by segment as at December 31, 2022 and 2021 are as follows:

	2022	2021
Total assets
TIT Segment	$254,579	$6,462,162
CBT Segment	27,200,882	28,406,636
Assets from discontinued operations	1,326,265	11,851,842
Corporate and others	427,089	434,851
	$29,208,815	$47,155,491

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21. COMMITMENTS AND CONTINGENCIES

The Company may from time to time be subject to legal proceedings, investigations, and claims incidental to conduct of our business. The Company is currently not subject to any legal proceeding, investigations, and claims.

In addition to various promulgations in the past few years, ten Chinese regulatory authorities recently collectively promulgated a guidance to further control and monitor cryptocurrency related trading, exchanges, transaction, banking and financial service, initial coin offering, and other intermediary and derivatives transactions, which are considered illegal in accordance with effectuated laws and regulations and may be subject to penalty criminally. The new guidance also bars foreign cryptocurrency trading platforms and related businesses to provide services to China domestic individuals and business entities, and expands the application of laws and regulations to Chinese employees or contractors of foreign operatives, that provide related services to individuals or business entities domiciled in China. Although, the legality of cryptocurrency mining activity was not specifically mentioned in the guidance, notably in recent events, where the government’s sudden interventions or modifications of the laws and regulations currently in effective could negatively impact the Company’s operations and financial results. The legality of cryptocurrency mining activity may be subject to challenge by Chinese authorities. However, since the Company has ceased the cryptocurrency mining business starting from 2023, the risk of potential legal proceedings may not be applicable going forward.

22. CONCENTRATIONS

For the year ended December 31, 2022, 2021 and 2020, the revenue from cryptocurrency mining consisted 14%, 22%, and -0-% of the total revenues, and no single customer accounted for greater than 10% of total revenues. For the year ended December 31, 2022, 2021, and 2020, the Company’s top five customers accounted for 24%, 29% and 25% of the Company’s revenues of continuing operations, respectively.

The Company’s top five accounts receivable accounted for 30% and 19% of accounts receivable as of December 31, 2022 and 2021, respectively. One customer accounted for greater than 10% of accounts receivable as of December 31, 2022, and no customer accounted for greater than 10% or more of accounts receivable as of December 31, 2021.

For the year ended December 31, 2022, 2021 and 2020, approximately 37%, 69% and 62%, respectively, of total inventory purchases were from five unrelated suppliers. One supplier accounted for greater than 10% of total inventory purchases in 2022, and three suppliers each accounted for greater than 10% of total inventory purchases in 2021 and 2020.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23. SUBSEQUENT EVENTS

On February 28, 2023, the Company entered into a preliminary intention agreement (“Intention agreement”) with Shenzhen Juxin Hengying Information Technology Co., Ltd. to sell certain cryptocurrency mining equipment for a total price of approximately $864,000. Both parties shall have no compulsory binding force for the quantity and the price for the goods to be sold set forth in the Intention agreement. The final order will be determined by a separate sales and purchase agreement signed by both parties.

On March 10, 2023, the Company entered into a sales and purchase agreement with Dongguan Yuanyouhui Technology Co., Ltd., pursuant to which the Company sold certain cryptocurrency mining equipment for a total price of approximately $50,000.

On March 10, 2023, the Company entered into a termination agreement (“Agreement”) to cancel the original contract signed with Hong Kong TAS Trading Co, Limited on April 15, 2022, pursuant to which the Company purchased certain cryptocurrency mining equipment at the price of $447,206, and has paid a total of $260,000 on April 29, 2022 and May 4, 2022. According to the Agreement, the Company returned the cryptocurrency mining equipment to the supplier and was waived the liability to the unpaid amount under the original contract.

Upon the full execution of the above agreements, the Company disposed/ will dispose all the remaining cryptocurrency mining machine.

On September 16, 2022, the Company received a letter from The Nasdaq Stock Market LLC (“Nasdaq”), notifying the Company that it is currently not in compliance with the minimum bid price requirement set forth under Nasdaq Listing Rule 5550(a)(2), which requires listed securities to maintain a minimum bid price of US$1.00 per share. Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the closing bid price of the Company’s ordinary shares for the 30 consecutive business days from August 4, 2022 through September 15, 2022, the Company no longer meets the minimum bid price requirement. Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has a compliance period of 180 calendar days, or until March 15, 2023 (the “Compliance Period”), to regain compliance with Nasdaq’s minimum bid price requirement. If at any time during the Compliance Period, the closing bid price per share of the Company’s ordinary shares is at least $1.00 for a minimum of 10 consecutive business days, Nasdaq will provide the Company a written confirmation of compliance and the matter will be closed.

On March 16, 2023, the Company received a letter from The Nasdaq Stock Market LLC (“Nasdaq”) confirming the Company has been granted an additional 180 calendar day period for compliance under its minimum bid price requirement through September 11, 2023 (the “Additional Compliance Period”). The Additional Compliance Period was granted because the Company meets the continued listing requirement for market value of publicly held shares and all other applicable requirements for initial listing on the Nasdaq Capital Market with the exception of the bid price requirement, and the Company’s written notice to Nasdaq of its intention to cure the deficiency during the Additional Compliance Period by effecting a reverse stock split, if necessary. The notification has no immediate effect on the listing of the Company’s ordinary shares, which will continue to trade uninterrupted on Nasdaq under the ticker “TAOP”. To regain compliance with Nasdaq’s minimum bid price requirement, the closing bid price of the Company’s ordinary shares needs to be at least $1.00 per share or greater for at least ten consecutive business days by September 11, 2023, at which time Nasdaq will provide the Company a written confirmation of compliance and the matter will be closed.

