Form 20-F
period 2023-12-31
Taoping Inc.
filed 2024-04-25
CIK 1552670

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2023): 2,891,822 ordinary shares, no par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

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

Year Ended December 31, 2023

i

ii

INTRODUCTORY NOTES

Use of Certain Defined Terms

Except as otherwise indicated by the context and for the purposes of this report only, references in this report to:

●	“Taoping” or “the Company” are to Taoping Inc., a British Virgin Islands business company, which has no business operations of its own;

●	“We,” “us,” “our” and “our company” are to the combined business of Taoping and its subsidiaries;

●	“Taoping Holdings” and “THL” are to Taoping Holdings Limited, a BVI subsidiary of Taoping;

●	“Taoping Group” and “IST HK” are to Taoping Group (China) Ltd., a Hong Kong company;

●	“TopCloud” are to TopCloud Software (China) Co., Ltd., a PRC company;

●	“IST” are to Information Security Tech. (China) Co., Ltd., a PRC company;

●	“ISIOT” are to Information Security IoT Tech. Co., Ltd., a PRC company;

●	“Biznest” are to Biznest Internet Technology Co., Ltd., a PRC company;

●	“Bocom” are to iASPEC Bocom IoT Technology Co. Ltd., a PRC company;

●	“BVI” are to the British Virgin Islands;

●	“BVI Act” are to the BVI Business Companies Act (as amended);

●	“Hong Kong” are to the Hong Kong Special Administrative Region of the People’s Republic of China;

●	“PRC” and “China” are to the People’s Republic of China;

●	“SEC” are to the Securities and Exchange Commission;

●	“Exchange Act” are to the Securities Exchange Act of 1934, as amended;

●	“Securities Act” are to the Securities Act of 1933, as amended;

●	“Renminbi” and “RMB” are to the legal currency of China; and

●	“U.S. dollars,” “dollars” and “$” are to the legal currency of the United States.

On July 31, 2023, we completed a share combination of Taoping’s ordinary shares at a ratio of one-for-ten. This share combination did not change the maximum number of shares the Company is authorised to issue or the par value of the ordinary shares. Accordingly, except as otherwise indicated, all share and per share information contained in this annual report has been restated to retroactively show the effect of the share combination.

Forward-Looking Information

In addition to historical information, this annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. We have attempted to identify forward-looking statements by terminology including “anticipates,” “believes,” “can,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “should,” or “will” or the negative of these terms or other comparable terminology. Such statements include, among others, those concerning market and industry segment growth and demand and acceptance of new and existing products; any projections of sales, earnings, revenue, margins or other financial items; any statements of the plans, strategies and objectives of management for future operations; and any statements regarding future economic conditions or performance, as well as all assumptions, expectations, predictions, intentions or beliefs about future events. You are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, as well as assumptions, which, if they were to ever materialize or prove incorrect, could cause the results of the Company to differ materially from those expressed or implied by such forward-looking statements. Potential risks and uncertainties include, among other things, the effects of the global Covid-19 pandemic, the emergence of additional competing technologies, changes in domestic and foreign laws, regulations and taxes, uncertainties related to China’s legal system and economic, political and social events in China, the volatility of the securities markets; and other risks including, but not limited to, those that we discussed or referred to in Item 3 “Key information-D. Risk Factors” and elsewhere in this annual report.

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

PART I

Taoping is not an operating company but rather a holding company incorporated in the BVI. Because Taoping has no business operations of its own, we conduct our business through Taoping’s operating subsidiaries, primarily in China. This structure involves unique risks to investors and you may never directly hold equity interests in Taoping’s operating entities. You are specifically cautioned that there are significant legal and operational risks associated with being based in or having the majority of operations in China, including that changes in the legal, political and economic policies of the Chinese government, the relations between China and the United States, or Chinese or United States regulations may materially and adversely affect our business, financial condition, results of operations and the market price of Taoping’s securities. Moreover, the Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of Taoping’s securities or could significantly limit or completely hinder our ability to offer or continue to offer Taoping securities to investors and cause the value of such securities to significantly decline or be worthless. For a detailed description of risks related to the holding corporate structure, see Item 3 “Key Information-D. Risk Factors-Risks Related to Doing Business in China”.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management

Not applicable.

B. Advisers

Not applicable.

C. Auditors

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

A. Offer Statistics

Not applicable.

B. Method and Expected Timetable

Not applicable.

ITEM 3. KEY INFORMATION

Taoping was incorporated in the BVI under the BVI Act on June 18, 2012. Taoping is not an operating company but rather a holding company conducting its operations through Taoping’s operating subsidiaries, primarily in China. This structure involves unique risks to investors and you may never directly hold equity interests in Taoping’s operating entities. Between July 2007 and September 2021, Taoping employed a variable interest entity structure where the operating entities were controlled and consolidated based on contractual agreements, rather than direct ownership, due to restrictions on foreign investment in value-added telecommunication business in China. Taoping dissolved such variable interest entity structure in September 2021 and ceased the e-commerce and related businesses which had constituted an insignificant portion of its consolidated revenue prior to such dissolution. See “Regulatory Permissions to Operate Business” below for more information. Since then, Taoping has been owning all of the operating entities through one or more subsidiaries. While the variable interest entity structure was in place, Taoping did not experience any difficulty in controlling the operating entities through contractual arrangements and the terms of the contractual agreements relating to the variable interest entity structure had been complied with by the parties of such agreements.

However, you are specifically cautioned that there are significant legal and operational risks associated with being based in or having the majority of operations in China. Specifically, the PRC government recently initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in China, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement. We do not believe that our subsidiaries in China are directly subject to these regulatory actions or statements, as we have not carried out any monopolistic behavior and our business does not involve the collection of personal information or implicate national security. We also dissolved the variable interest entity structure in 2021 as our business does not involve any type of restricted industry.

On February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) and five supporting listing guidelines (the “Listing Guidelines”), which came into effect on March 31, 2023. On February 24, 2023, the CSRC, together with several other governmental authorities jointly revised the Provisions on Strengthening Confidentiality and Archives Administration for Overseas Securities Offering and Listing (the “Revised Provisions”). The Revised Provisions came into effect on March 31, 2023 together with the Trial Measures. Given the recent nature of the introduction of the above Trial Measures, the Listing Guidelines and Revised Provisions, there remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities. Notwithstanding the foregoing, as of the date of this report, we are not aware of any PRC laws or regulations in effect requiring that we obtain permission from any PRC authorities to issue securities to foreign investors, other than the filing requirements under the Trial Measures, and we have not received any inquiry, notice, warning, or sanction from the CSRC or any other PRC authorities that have jurisdiction over our operations. See “Regulatory Permissions to Operate Business and for the Offering of Securities to Foreign Investors” below.

In addition, pursuant to the Holding Foreign Companies Accountable Act (the “HFCA Act”) enacted in 2020, if the auditor of a U.S. listed company’s financial statements is not subject to Public Company Accounting Oversight Board (the “PCAOB”) inspections for three consecutive “non-inspection” years, the SEC is required to prohibit the securities of such issuer from being traded on a U.S. national securities exchange, such as NYSE and Nasdaq, or in U.S. over-the-counter markets. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges or over-the-counter markets if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. On December 16, 2021, the PCAOB issued a Determination Report finding that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong because of a position taken by one or more authorities in such jurisdictions, and identified specific registered public accounting firms subject to this determination. Our current registered public accounting firm, PKF Littlejohn LLP (“PKF”), or our former registered public accounting firm, UHY LLP, is not headquartered in mainland China or Hong Kong and was not identified in this report as a firm subject to the PCAOB’s determination. They both are subject to full inspection by the PCAOB and the PCAOB is able to inspect the audit workpapers of our subsidiaries in China, as such workpapers are electronic files possessed by our registered public accounting firms. On August 26, 2022, the CSRC, the Ministry of Finance of the PRC (the “MOFCOM”), and the PCAOB signed a Statement of Protocol (the “Protocol”) governing inspections and investigations of accounting firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB made a statement announcing that it was able, in 2022, to inspect and investigate completely issuer audit engagements of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong. However, uncertainties still exist as to whether the PCAOB will have continued access for complete inspections and investigations in the future. The PCAOB has indicated that it will act immediately to consider the need to issue new determinations under the HFCA Act if needed. If the PCAOB determines in the future that it cannot inspect or fully investigate our auditor at such future time, trading in the Company’s securities would be prohibited under the HFCA Act. See “Risk Factor-Risks Related to Doing Business in China-The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq, and the HFCA Act, all call for additional and more stringent criteria to be applied to U.S.-listed companies with significant operations in China. These developments could add uncertainties to our continued listing, future offerings, business operations share price and reputation.”

Cash is transferred through our organization in the following manner:

●	Our equity structure is a direct holding structure, that is, Taoping, the BVI entity listed in the U.S., controls its operating subsidiaries in China, through Taoping Holdings, a BVI subsidiary of Taoping. See Item 4. “Information of the Company-A. History and Development of the Company-Corporate Structure” for more details.

●	As of the date of this report, neither Taoping nor any of its subsidiaries have paid dividends or made distributions to U.S. investors.

●	Within our direct holding structure, the cross-border transfer of funds from Taoping to its Chinese subsidiaries is legal and compliant with the laws and regulations of China. Taoping is permitted to provide funding to its subsidiaries in mainland China in the form of shareholder loans or capital contributions, subject to satisfaction of applicable government registration, approval and filing requirements of the respective jurisdiction. There are no quantity limits on Taoping’s ability to make capital contributions to its subsidiaries in mainland China under the PRC regulations. Historically, cash proceeds raised from overseas financing activities by Taoping have been first transferred to its BVI subsidiary, Taoping Holdings. Whenever we need to make capital contributions to either of our PRC subsidiaries by contributing any of such net proceeds, and convert the contributed proceeds into RMB, we will need to increase the PRC subsidiary’s registered capital by registering and/or filing the increase with the Ministry of Commerce or one of its local branches, the State Administration of Foreign Exchange (“SAFE”) or one of its local branches, or an authorized bank. If we transfer any of the proceeds to one of our PRC subsidiaries through loans, under current PRC law we will also need to register such loans with the SAFE or one of its local branches, and the amount that we may convert into RMB and loan to one of these entities will be limited by applicable SAFE regulations, in the case of a loan to one of our PRC subsidiaries, to the greater of (i) the difference between the subsidiary’s approved total investment and the subsidiary’s total registered capital and (ii) two times the PRC subsidiary’s net assets.

●	As a holding company, Taoping relies on dividends and other distributions on equity paid by its operating subsidiaries in China for cash requirements, including the funds necessary to pay dividends and other cash distributions to its shareholders or to any service expenses it may incur. For operating subsidiaries in mainland China, they will first transfer funds to Taoping Group in accordance with applicable laws and regulations of China, and then to Taoping through Taoping Holdings. Taoping will then distribute dividends to its shareholders in proportion to their respective shareholding, regardless of whether the shareholders are U.S. investors or investors in other countries or regions. As of the date of this report, none of our subsidiaries has made any transfers, dividends or other distributions to Taoping, the holding company. We intend to retain most, if not all, of our available funds and any future earnings to the development and growth of our business in China and do not expect to pay dividends in the foreseeable future.

●	The ability of our subsidiaries in mainland China to distribute dividends is based upon their distributable earnings. Current PRC regulations permit these subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our subsidiaries in mainland China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. These reserves are not distributable as cash dividends. In addition, if any of our operating subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to Taoping. We believe, other than above, current PRC regulations do not prohibit or limit using cash generated from one subsidiary to fund another subsidiary’s operations. We currently do not have our own cash management policy and procedures that dictate how funds are transferred.

The table below presents the cash flows between our subsidiaries for the fiscal years ended December 31, 2023 and 2022.

	Years Ended December 31,
Cash Flows Between Subsidiaries	2023	2022
Advances between subsidiaries(1)	1,281,636	3,713,393
Settlement of trade credits between subsidiaries(2)	-	-
Additional paid-in capital by immediate parent company	401,804	2,200,000
Intercompany dividends or other distributions	-	-

(1) Represent the sum of advances among offshore subsidiaries (including then-existing BVI subsidiary, Hong Kong subsidiaries and Kazakhstan subsidiaries), and between such offshore subsidiaries and PRC subsidiaries in mainland China. These advances were made in the ordinary course of business, payable on demand and interest free.

(2) The trade credits extended between subsidiaries primarily related to provision of technical services, sales of products, and sublease of office between PRC subsidiaries. For the years ended December 31, 2023 and 2022, the trade credits between subsidiaries amounted to $1,140,536 and $1,287,328, respectively. The Company’s subsidiaries only record but do not settle the trade credits in cash between them, which is allowed under the PRC laws.

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

Furthermore, due to restrictions on foreign exchange placed on our PRC subsidiaries by the PRC government under PRC laws and regulations, to the extent cash is located in the PRC or within a PRC domiciled entity and may need to be used to fund our operations outside of the PRC, the funds may not be available due to such limitations unless and until related approvals and registrations are obtained. Under regulations of the SAFE of China, the Renminbi is not convertible into foreign currencies for capital account items, such as loans, repatriation of investments and investments outside of China, unless the prior approval of the SAFE is obtained and prior registration with the SAFE is made.

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

Investment activities in mainland China by foreign investors are governed by the Guiding Foreign Investment Direction, which was promulgated by the State Council on February 11, 2002, and came into effect on April 1, 2002, and the latest Special Administrative Measures (Negative List) for Foreign Investment Access (2022), or the Negative List, which was promulgated by the MOFCOM and the National Development and Reform Commission (“NDRC”) on March 12, 2022, and took effect on the same date. The Negative List sets out in a unified manner the restrictive measures, such as the requirements on shareholding percentages and management, for the access of foreign investments, and the industries that are prohibited for foreign investment. Any field not falling in the Negative List shall be administered under the principle of equal treatment to domestic and foreign investment.

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

However, we cannot assure you that our PRC subsidiaries are always able to successfully update or renew the licenses or permits required for the relevant business in a timely manner or that these licenses or permits are sufficient to conduct all of our present or future business. If our PRC subsidiaries (i) do not receive or maintain required permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and our PRC subsidiaries are required to obtain such permissions or approvals in the future, we could be subject to fines, legal sanctions or an order to suspend our PRC operating subsidiaries’ business, which may materially and adversely affect the business, financial condition and results of operations of us. See “Risk Factors-Risks Related to Doing Business in China-Uncertainties exist with respect to the interpretation and implementation of PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations” on page 27.

In connection with our previous issuance of securities, under current PRC laws, regulations and regulatory rules, as of the date of this annual report, we believe that we and our PRC subsidiaries, (i) are not required to obtain permissions from the CSRC, (ii) are not required to go through cybersecurity review by the Cyberspace Administration of China (the “CAC”), and (iii) have not received or were denied such requisite permissions by any PRC authority. We cannot guarantee that the regulators will agree with us. As of the date hereof, we have not been involved in any investigations for cybersecurity review made by the CAC, and we have not received any inquiry, notice, warning, or sanctions in such respect.

However, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. The CSRC published the Trial Measures and the Listing Guidelines on February 17, 2023, designed to regulate overseas securities offerings by PRC domestic companies. On February 24, 2023, the CSRC, together with several other governmental authorities jointly enacted the Revised Provisions. The Revised Provisions were issued under the title the “Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies,” and came into effect on March 31, 2023 together with the Trial Measures. See “Risk Factor-Risks Related to Doing Business in China-The PRC government has increasingly strengthened oversight in offerings conducted overseas or on foreign investment in China-based issuers, which could result in a material change in our operations and our ordinary shares could decline in value or become worthless.” on page 19.

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

Enforceability of Civil Liabilities

British Virgin Islands

There is no statutory enforcement in the BVI of judgments obtained in the U.S., however, the courts of the BVI will in certain circumstances recognize such a foreign judgment and treat it as a cause of action in itself which may be sued upon as a debt at common law so that no retrial of the issues would be necessary, provided that:

●	the U.S. court issuing the judgment had jurisdiction in the matter and the company either submitted to such jurisdiction or was resident or carrying on business within such jurisdiction and was duly served with process;

●	the judgment is final and for a liquidated sum;

●	the judgment given by the U.S. court was not in respect of penalties, taxes, fines or similar fiscal or revenue obligations of the company;

●	in obtaining judgment there was no fraud on the part of the person in whose favor judgment was given or on the part of the court;

●	recognition or enforcement of the judgment in the BVI would not be contrary to public policy; and

●	the proceedings pursuant to which judgment was obtained were not contrary to natural justice.

The BVI courts are unlikely:

●	to recognise or enforce against the Company, judgments of courts of the U.S. predicated upon the civil liability provisions of the securities laws of the U.S.; and

●	to impose liabilities against the Company, predicated upon the certain civil liability provisions of the securities laws of the U.S. so far as the liabilities imposed by those provisions are penal in nature.

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

Summary of Risk Factors

There are a number of risks that you should consider and understand before making an investment decision regarding our securities. You should carefully consider all of the information set forth in this report and, in particular, the specific factors set forth in the section titled “Risk Factors” below. These risks include, but are not limited to:

●	As of the date of this report, based on the legal analysis of the Company’s in-house legal counsel, who is a licensed attorney in the PRC, other than the filing requirements mandated by the Trial Measures, we believe that we are not required to obtain any approval or prior permission to offer securities to foreign investors from the CSRC or any other Chinese regulatory authority under the Chinese laws and regulations currently in effect. If a domestic company fails to complete required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as an order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge, and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. There remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities. The risks arising from the legal system in China include risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little, if any, advance notice. As a result, there can be no assurance that we will not be subject to such requirements, approvals or permissions in the future. For additional information, see Item 3 “Key Information-D. Risk Factors-Risks Relating to Doing Business in China-The PRC government has increasingly strengthened oversight in offerings conducted overseas or on foreign investment in China-based issuers, which could result in a material change in our operations and our ordinary shares could decline in value or become worthless.” on pages 19 and “Key Information-D. Risk Factors-Risks Related to Doing Business in China-The PRC government exerts substantial influence over the manner in which we conduct our business activities. Its oversight and discretion over our business could result in a material adverse change in our operations and the value of our ordinary shares. Changes in laws, regulations and policies in China and uncertainties with respect to the PRC legal system could materially and adversely affect us. In addition, rules and regulations in China can change quickly with little advance notice.” on pages 19.

●	There are significant legal and operational risks associated with having significant business operations in China, including those changes in the legal, political and economic policies of the Chinese government, the relations between China and the United States, or Chinese or United States regulations may materially and adversely affect our business, financial condition, results of operations and the value of the Company’s securities. Any such changes may take place quickly and with very little notice and as a result, could significantly limit or completely hinder our ability to offer or continue to offer Taoping’s securities to investors, and could cause the value of Taoping’s securities to significantly decline or become worthless. Recent statements made and regulatory actions undertaken by China’s government, such as those related to data security or anti-monopoly concerns and any other future laws and regulations may require us to incur significant expenses and could materially affect our ability to conduct our business or accept foreign investments. For additional information, see Item 3 “Key Information-D. Risk Factors-Risks Related to Doing Business in China-Changes in U.S. and Chinese regulations or in relations between the United States and China may adversely impact our business, our operating results, our ability to raise capital and the value of the securities that we are registering. Any such changes may take place quickly and with very little notice” on pages 21.

●	The increased regulatory scrutiny focusing on U.S.-listed companies with significant operations in China in the U.S. could add uncertainties to our business operations, share price and reputation. In recent years, as part of increased regulatory focus in the United States on access to audit information, the United States enacted the HFCA Act in December 2020. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” was signed into law, which contained an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange or over-the-counter markets if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. On December 16, 2021, the PCAOB issued its determination that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong, because of positions taken by authorities in the jurisdictions, and the PCAOB included in the report of its determination a list of the accounting firms that are headquartered in mainland China or Hong Kong. Our current registered public accounting firm, PKF, or our former registered public accounting firm, UHY LLP, is not headquartered in mainland China or Hong Kong and was not identified in this report as a firm subject to the PCAOB’s determination. They both are subject to full inspection by the PCAOB and the PCAOB is able to inspect the audit workpapers of our subsidiaries in China, as such workpapers are electronic files possessed by our registered public accounting firms. On August 26, 2022, CSRC, the MOFCOM, and the PCAOB signed the Protocol, governing inspections and investigations of audit firms based in China and Hong Kong. The Protocol remains unpublished and is subject to further explanation and implementation. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB made a statement announcing that it was able, in 2022, to inspect and investigate completely issuer audit engagements of PCAOB-registered public accounting firms headquartered in China and Hong Kong. However, uncertainties still exist as to whether the PCAOB will have continued access for complete inspections and investigations in the future. When the PCAOB reassesses its determinations in the future, it could still determine that it is unable to inspect and investigate completely accounting firms based in mainland China and Hong Kong. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations under the HFCA Act if needed. There can be no assurance that we will continue to be able to comply with requirements imposed by U.S. regulators if the PCAOB is not able to fully inspect any component of our auditor’s work papers in the future. Delisting of the Company’s ordinary shares would force holders to sell their shares. The market price of Taoping’s ordinary shares could be adversely affected as a result of anticipated negative impacts of these executive or legislative actions, regardless of whether these executive or legislative actions are implemented and regardless of our actual operating performance. See Item 3 “Key Information-D. Risk Factors-Risks Related to Doing Business in China-The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq, and the HFCA Act, all call for additional and more stringent criteria to be applied to U.S.-listed companies with significant operations in China. These developments could add uncertainties to our continued listing, future offerings, business operations share price and reputation” on page 26.

●	As of the date of this report, based on the legal analysis of the Company’s in-house legal counsel, who is a licensed attorney in the PRC, we believe, according to the laws and regulations currently in effect, our PRC subsidiaries are able to conduct their business without being subject to restrictions imposed by the foreign investment laws and regulations of the PRC and none of Taoping or our subsidiaries is required to obtain additional licenses or permits beyond a regular business license for each PRC subsidiary’s operations. Each of our PRC subsidiaries is required to obtain and has obtained such regular business license. However, we cannot assure you that our PRC subsidiaries are always able to successfully update or renew the licenses or permits required for the relevant business in a timely manner or that these licenses or permits are sufficient to conduct all of our present or future business. If our PRC subsidiaries (i) do not receive or maintain required permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and our PRC subsidiaries are required to obtain such permissions or approvals in the future, we could be subject to fines, legal sanctions or an order to suspend our PRC operating subsidiaries’ business, which may materially and adversely affect the business, financial condition and results of operations of us. For additional information, see Item 3 “Key Information-D. Risk Factors-Risks Related to Doing Business in China- Uncertainties exist with respect to the interpretation and implementation of PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations” on pages 27.

●	There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations. For additional information. For additional information, see Item 3 “Key Information-D. Risk Factors-Risks Related to Doing Business in China-There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations” on pages 22.

●	We have a limited operating history of selling cloud-based products and services and may be unable to achieve or sustain profitability or reasonably predict our future results. For additional information, see Item 3 “Key Information-D. Risk Factors-Risks Relating to Our Business-We have a limited operating history of selling cloud-based products and services and may be unable to achieve or sustain profitability or reasonably predict our future results” on page 13.

●	Our independent registered auditors have expressed substantial doubt about our ability to continue as a going concern. For additional information, see Item 3 “Key Information-D. Risk Factors-Risks Relating to Our Business-Our independent registered auditors have expressed substantial doubt about our ability to continue as a going concern” on page 14.

●	If we fail to comply with the continued listing requirements of NASDAQ, we would face possible delisting, which would result in a limited public market for our shares and make obtaining future debt or equity financing more difficult for us. For additional information, see Item 3 “Key Information-D. Risk Factors-Risks Relating to Our Securities-If we fail to comply with the continued listing requirements of NASDAQ, we would face possible delisting, which would result in a limited public market for our shares and make obtaining future debt or equity financing more difficult for us” on page 33.

●	The trading price of Taoping’s ordinary shares has been and likely continue to be highly volatile, which could result in significant losses to holders of the ordinary shares. For additional information, see Item 3 “Key Information-D. Risk Factors-Risks Relating to Our Securities-The trading price of the Company’s ordinary shares is highly volatile, leading to the possibility of their value being depressed at a time when you want to sell your holdings” on pages 34-35.

●	Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of your shares for return on your investment. For additional information, see Item 3 “Key Information-D. Risk Factors-Risks Relating to Our Securities-We do not intend to pay dividends for the foreseeable future” on page 36.

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under BVI law and a significant majority of our current business operations are conducted in the PRC. For additional information, see Item 3 “Key Information-D. Risk Factors-Risks Relating to Our Securities-You may have difficulty enforcing judgments obtained against us or our directors and officers” on page 37 and “Key Information-D. Risk Factors-Risks Relating to Our Securities-We are a BVI company and, because judicial precedent regarding the rights of shareholders is more limited under BVI law than that under U.S. law, you may have less protection for your shareholder rights than you would under U.S. law” on pages 37.

●	Taoping is a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies. For additional information, see Item 3 “Key Information-D. Risk Factors-Risks Relating to Our Securities-We are a “foreign private issuer” and have disclosure obligations that are different than those of U.S. domestic reporting companies. Therefore, you should not expect to receive the same information about us as a U.S. domestic reporting company may provide. Furthermore, if we lose our status as a foreign private issuer, we would be required to fully comply with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers and incur significant operational, administrative, legal, and accounting costs that we would not incur as a foreign private issuer” on pages 36.

●	As a foreign private issuer, Taoping is permitted to rely on exemptions from certain Nasdaq corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of Taoping’s securities. For additional information, see Item 3 “Key Information-D. Risk Factors-Risks Relating to Our Securities-As a foreign private issuer, we are permitted to rely on exemptions from certain NASDAQ corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of the Company’s securities” on page 36.

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

An investment in the Company’s securities involves a high degree of risk. INVESTORS PURCHASING OUR SECURITIES ARE PURCHASING SECURITIES OF TAOPING INC., THE BVI HOLDING COMPANY RATHER THAN SECURITIES OF TAOPING INC.’S SUBSIDIARIES THAT HAVE SUBSTANTIVE BUSINESS OPERATIONS IN CHINA AND OTHER COUNTRIES. You should carefully consider the risks described below, together with all of the other information included in this annual report, before making an investment decision. If any of the following risks actually occurs, our business, financial condition or results of operations could suffer. In that case, the value of the Company’s securities could significantly decline or be worthless and you may lose all or part of your investment.

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

Most of the restrictive measures previously adopted by the Chinese governments at various levels to control the spread of the COVID-19 virus have been revoked or replaced with more flexible measures since December 2022. The revocation or replacement of the restrictive measures to contain the COVID-19 pandemic could have a positive impact on our normal operations. However, the extent to which the COVID-19 pandemic may continue to impact our results will depend on future developments, which are highly uncertain and cannot be predicted as of the date of this report, including the effectiveness of vaccines and other treatments for COVID-19, and other new information that may emerge concerning the severity of the pandemic and steps taken to contain the pandemic or treat its impact, among others. Given the general slowdown in economic conditions globally, volatility in the capital markets as well as the general negative impact of the COVID-19 outbreak on the global market, we cannot assure you that we will be able to maintain the growth rate we have experienced or projected.

We have a limited operating history of selling cloud-based products and services and may be unable to achieve or sustain profitability or reasonably predict our future results.

In early 2013, we made a strategic decision to transform our business from servicing the public sector to focusing on the private sector. Leveraging our experience and expertise in handling large-scale IT projects for the public sector, we started investing in research and development to develop software products for the private sector. In 2014, continuing our business transition from the public sector to the private sector, we identified and provided cloud-based ecosystem solutions to four core markets including new media, healthcare, education, and residential community management. Underpinning our ecosystems are our industry-specific integrated technology platform, resource exchange, and big data services. In 2014, we predominately sold our cloud-based solutions to the Chinese new media industry. Starting from 2015, we further expanded the customer base of cloud-based solutions to education, government, and residential community management. In 2016, we expanded our business from the industry-specific integrated technology platform, resource exchange, and big data services into the elevator IoT sectors. From May 2017, we have focused our business to provide products and services on Cloud-App-Terminal (CAT) and IoT technology based digital advertising distribution networks and new media resource sharing platforms in the out-of-home adverting market in China. As such, we have a limited operating history of selling our cloud-based products and professional services to the private sector, which makes it difficult to evaluate our current business and future prospects and may increase the risk of your investment. In 2023, 2022 and 2021, we generated approximately $38.4 million, $24.0 million and $18.8 million in revenue, respectively, from our cloud-based technology (CBT) segment for customers in the education, new media, and out-of-home advertising market sectors. We expect to have significant operating expenses in the future to further support and grow our business, including expanding the scope of our customer base, expanding our direct and indirect selling capabilities, pursuing acquisitions of complementary businesses, investing in our data storage and analysis infrastructure, and research and development, and increasing our international presence.

Our independent registered auditors have expressed substantial doubt about our ability to continue as a going concern.

Our independent auditors have added an explanatory paragraph to their audit opinion issued in connection with our financial statements included in this report which states that the financial statements were prepared assuming that we would continue as a going concern.

Due to the unfavorable macro-economic environment and the slowdown of the out-of-home advertising market in China, we incurred net loss of approximately $9.9 million in 2021, $7.1 million in 2022 and $0.7 million in 2023. However, the Company will aggressively develop domestic and international markets to develop new customers and new product offerings through potential acquisitions and strategic collaborations with our business partners. There can be no assurance that we will be successful in achieving the goals set forth in our new business strategy and business model.

Unfavorable economic conditions may affect the level of the out-of-home advertising and information technology spending by our customers which could cause the demand for our products and services to decline.

The revenue growth and profitability of our business rely on the overall demand by our customers for out-of-home digital advertising, display technology products, and internet related services. Our business is sensitive to the overall economy in China and the economic and business conditions within our respective product and service sectors. The growth rate of the Chinese economy has been slowing since 2010 and the Chinese population began to decline in 2022. The Federal Reserve and other central banks outside of China have raised interest rates. The Russia-Ukraine conflict, the Hamas-Israel conflict and the attacks on shipping in the Red Sea have heightened geopolitical tensions across the world. The impact of the Russia-Ukraine conflict on Ukraine food exports has contributed to increases in food prices and thus to inflation more generally. There have also been concerns about the relationship between China and other countries which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to a wide range of issues including trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy could materially and adversely affect our business, results of operations, and financial condition. Additionally, a reduction in out-of-home advertising and information technology spending by our customers could harm our business in several ways, including longer sales cycles and lower prices for our products and services. These events could have a material effect on our future revenues and earnings.

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

We generally do not have exclusive agreements with our customers. As a result, we must rely on the quality of our products and services, our reputation in the industry, and favorable pricing terms to attract and retain customers. There is no assurance that we will be able to maintain and retain our relationships with current and or future customers. Our customers may choose to terminate their relationships with us if they are not satisfied with our services or the prices of our competitors’ offerings are lower. If a substantial number of our customers choose not to continue to purchase products and services from us, it would materially and adversely affect our business and results of operations.

The markets for out-of-home digital advertising and digital security systems in China are highly competitive. If we are unable to develop and offer competitive new products and services, our future operations could be adversely affected.

The markets for out-of-home digital advertising and digital security information systems in China are intensely competitive and are characterized by frequent technological changes, evolving industry standards, and changing in customer demands. We face competition from multiple domestic competitors in each segment and increased competition may result in price reductions, reduced margins, and inability to gain or hold market share.

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

Our industry is known for rapid changes in technology, frequent introductions of new applications, quick evolution of industry standards, and changes in customer demands. If our technology, products and services become obsolete, our business operations would be materially and adversely affected. These market characteristics can cause the existing products to be obsolete and unmarketable. Our future success depends upon our ability to timely address the increasingly sophisticated requests from our customers to support the existing and new hardware, software, database, and networking platforms. Failure to achieve market acceptance of our existing products and services or to launch new products could materially and adversely affect our business and results of operations. As a result, we have to invest in research and development in order to succeed in this competitive industry and timely satisfy market demands. Our research and development expenses from continuing operations were approximately $3.0 million, $3.6 million and $4.5 million for the years ended December 31, 2023, 2022, and 2021, respectively.

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

Historically, a significant portion of our revenues have been derived from a limited number of customers or related parties. For the year ended December 31, 2023, we generated about $0.2 million of revenue from related parties. For the years ended December 31, 2023, 2022 and 2021, approximately 30%, 24% and 29%, respectively, of our revenues of continuing operations were derived from our five largest customers, including related parties. The loss of any of these significant customers and related parties would adversely affect our revenues and shareholder value.

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

A report of our management is included under Item 15 “Controls and Procedures” of this report. We are a non-accelerated filer and not required to include an attestation report of our auditor in this annual report. Management believes that our internal control over financial reporting has continued to improve in 2023 to minimize material weaknesses identified in Item 15 of this report. Although we have made improvements to overcome such concern, we can provide no assurance that these material weaknesses will be entirely remediated in a timely manner. As a result, investors and others may lose confidence in the reliability of our financial statements.

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

Following issuance of the Draft Overseas Listing Regulations, on February 17, 2023, the CSRC issued the Notice on Filing Arrangements for Overseas Securities Offering and Listing by Domestic Companies (the “CSRC Filing Notice”), stating that the CSRC has published the Trial Measures, and Listing Guidelines, collectively the Trial Measures and Listing Guidelines. Among others, the Trial Measures and Listing Guidelines provide that overseas offerings and listings by PRC domestic companies shall:

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

The Trial Measures provide that where a PRC domestic company seeks to indirectly offer and list securities in overseas markets, the issuer shall designate a major domestic operating entity, which shall, as the domestic entity responsible, file with the CSRC. The Trial Measures stipulate that an overseas listing will be determined as “indirect” if the issuer meets both of the following conditions: (1) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year are accounted for by PRC domestic companies (Condition I), and (2) the main parts of the issuer’s business activities are conducted in the PRC, or its main places of business are located in the PRC, or the senior managers in charge of its business operations and management are mostly Chinese citizens or domiciled in the PRC (Condition II); whether Chinese citizens from Taiwan, Hong Kong, and Macau are included in the foregoing specification is not specified. The determination as to whether or not an overseas offering and listing by PRC domestic companies is indirect shall be made on a “substance over form” basis; the Listing Guidelines further stipulate that if an issuer not satisfying Condition I submits an application for issuance and listing in overseas markets in accordance with relevant non-PRC issuance regulations requiring such issuer to disclose risk factors mainly related to the PRC, the securities firm(s) and the issuer’s PRC counsel should follow the principle of “substance over form” in order to identify and argue whether the issuer should complete a filing under the Trial Measures. Subsequent securities offerings of an issuer in (i) the same overseas market where it has previously offered and listed securities, and (ii) an overseas market other than one where the issuer has previously offered and listed securities shall be filed with the CSRC within three working days after offerings are completed. Additionally, the Trial Measures stipulate that after an issuer has offered and listed securities in an overseas market, the issuer shall submit a report to the CSRC within three working days after the occurrence and public disclosure of (i) a change of control thereof, (ii) investigations of or sanctions imposed on the issuer by overseas securities regulators or relevant competent authorities, (iii) changes of listing status or transfers of listing segment, and (iv) a voluntary or mandatory delisting.

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

On February 24, 2023, the CSRC, together with several other governmental authorities jointly enacted the Revised Provisions. The Revised Provisions were issued under the title the “Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies,” and came into effect on March 31, 2023 together with the Trial Measures. One of the major revisions to the revised Provisions is expanding their application to cover indirect overseas offering and listing, as is consistent with the Trial Measures. The revised Provisions require that, among other things, (a) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals or entities, including securities companies, securities service providers, and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (b) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals and entities, including securities companies, securities service providers, and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. Any failure or perceived failure by our Company, or our PRC subsidiaries to comply with the above confidentiality and archives administration requirements under the revised Provisions and other PRC laws and regulations may result in the relevant entities being held legally liable by competent authorities, and referred to the judicial organ to be investigated for criminal liability if suspected of committing a crime.

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

In August 2023, an executive order was issued by the Biden administration to restrict U.S. investments in sensitive technologies in the Chinese mainland, Hong Kong, and Macau, such as advanced computing chips, quantum technology, and artificial intelligence. As of the date of this annual report, the final rules implementing the order have not become effective yet, and the scope of the review program may be materially different from what is currently contemplated by the advance notice. Therefore, there are substantial uncertainties on whether the outbound foreign direct investment review program will have a material impact on our business, results of operations, financial condition, and prospects.

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

On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law which became effective on November 1, 2021. The Personal Information Protection Law provides a comprehensive set of data privacy and protection requirements that apply to the processing of personal information and expands data protection compliance obligations to cover the processing of personal information of persons by organizations and individuals in China, and the processing of personal information of persons in China outside of China if such processing is for purposes of providing products and services to, or analyzing and evaluating the behavior of, persons in China. The Personal Information Protection Law also provides that critical information infrastructure operators and personal information processing entities who process personal information meeting a volume threshold to be set by Chinese cyberspace regulators are also required to store in China personal information generated or collected in China, and to pass a security assessment administered by Chinese cyberspace regulators for any export of such personal information. Lastly, the Personal Information Protection Law contains proposals for significant fines for serious violations of up to RMB 50 million or 5% of annual revenues from the prior year and may also be ordered to suspend any related activity by competent authorities.

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

On February 25, 2023, the SAMR released the Administrative Measures for Internet Advertising, which came into effect on May 1, 2023 and replaced Interim Measures for the Administration of Internet Advertising. The Administrative Measures for Internet Advertising further strengthen the responsibilities of Internet platform operators and enhance their review obligation in Internet advertising activities. Any failure to comply with the Administrative Measures for Internet Advertising may result in administrative liabilities, including warnings, public denouncement, fines, enforcement orders requiring us to correct, suspension of business or even criminal liabilities, all of which may materially and adversely affect our business and results of operations. Our smart cloud platform, currently engaged in the advertising business, complies with the requirements of the Administrative Measures for Internet Advertising.

PRC laws and regulations establish complex procedures in connection with certain acquisitions of China-based companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions or mergers in China.

On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the State-Owned Assets Supervision and Administration Commission, the State Administration of Taxation, the State Administration for Industry and Commerce, the CSRC, and the SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which came into effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules include, among other things, provisions that purport to require that an offshore special purpose vehicle formed for the purpose of an overseas listing of securities of a PRC company obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings through special purpose vehicles. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles.

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

Taoping, as an offshore holding company, is permitted under PRC laws and regulations to provide funding to its PRC subsidiaries through loans or capital contributions. However, loans by Taoping to its PRC subsidiaries to finance their activities cannot exceed statutory limits i.e., the difference between its total amount of investment and its registered capital, or certain amount calculated based on elements including capital or net assets, the cross-border financing leverage ratio and the macro prudential coefficient (“Macro-prudential Management Mode”) and must be registered with the local counterpart of the SAFE and capital contributions to its PRC subsidiaries are subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System, and registration with other governmental authorities in China. According to the Circular of the People’s Bank of China and the State Administration of Foreign Exchange on Upregulating the Macro-prudent Adjustment Parameter for Cross-border Financing issued on July 20, 2023, the limit for the total amount of foreign debt under the Macro-prudential Management Mode is adjusted to three times of their respective net assets.

The SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or Circular 19, effective on June 1, 2015, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign- Invested Enterprises, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses. According to Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of bank loans that have been transferred to a third party. Although Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within the PRC, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether the SAFE will permit such capital to be used for equity investments in the PRC in actual practice. The SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to grant loans to non-associated enterprises. Violations of Circular 19 and Circular 16 could result in administrative penalties. Circular 19 and Circular 16 may significantly limit our ability to transfer any foreign currency Taoping holds to its PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

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

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting the continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in HK SAR. On April 21, 2020, SEC Chairman Jay Clayton and former PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including HK SAR, reiterating past SEC and PCAOB statements on matters including the difficulty associated with inspecting accounting firms and audit work papers in HK SAR and higher risks of fraud in emerging markets and the difficulty of bringing and enforcing SEC, Department of Justice and other U.S. regulatory actions, including in instances of fraud, in emerging markets generally.

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

On August 26, 2022, CSRC, the MOFCOM, and the PCAOB signed the Protocol, governing inspections and investigations of audit firms based in China and Hong Kong. The Protocol remains unpublished and is subject to further explanation and implementation. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB made a statement announcing that it was able, in 2022, to inspect and investigate completely issuer audit engagements of PCAOB-registered public accounting firms headquartered in China and Hong Kong. However, uncertainties still exist as to whether the PCAOB will have continued access for complete inspections and investigations in the future. When the PCAOB reassesses its determinations in the future, it could still determine that it is unable to inspect and investigate completely accounting firms based in mainland China and Hong Kong. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations under the HFCA Act if needed. There can be no assurance that we will continue to be able to comply with requirements imposed by U.S. regulators if the PCAOB is not able to fully inspect any component of our auditor’s work papers in the future. Delisting of the Company’s ordinary shares would force holders to sell their shares. The market price of Taoping’s ordinary shares could be adversely affected as a result of anticipated negative impacts of these executive or legislative actions, regardless of whether these executive or legislative actions are implemented and regardless of our actual operating performance.

Uncertainties exist with respect to the interpretation and implementation of PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

On March 15, 2019, the SCNPC approved the Foreign Investment Law, which took effect on January 1, 2020. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic invested enterprises in China. The Foreign Investment Law establishes the basic framework for the access to, and the promotion, protection and administration of foreign investments in view of investment protection and fair competition.

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

Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.

Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. The government authorities may examine whether an employer has made adequate payments of the requisite employee benefit payments, and employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. Although we believe all of our PRC subsidiaries are in material compliance with relevant laws and regulations, we cannot assure you that we are able to make adequate contribution in a timely manner at all time. If we are subject to late fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

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

The SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014, which replaced the former circular commonly known as “SAFE Circular 75” promulgated by SAFE on October 21, 2005. SAFE Circular 37 requires PRC residents to register with local branches of the SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. According to the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment released on February 13, 2015 by SAFE, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 1, 2015.

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

On March 16, 2007, the SCNPC passed a new Enterprise Income Tax Law, or the EIT Law. On November 28, 2007, the State Council of China passed its implementing rules, which took effect on January 1, 2008. Under the EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise.

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

In the past few years, U.S. publicly traded companies that have substantially all of their operations in China, particularly companies like us have been the subject of intense scrutiny, criticism, and negative publicity by investors, financial commentators, and regulatory agencies, such as the SEC. Much of the scrutiny, criticism, and negative publicity has centered around financial and accounting irregularities and mistakes, lack of effective internal controls over financial accounting, inadequate corporate governance policies or lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism, and negative publicity, the publicly traded stocks of many U.S. listed Chinese companies have sharply decreased in value and, in some cases, have become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions, and are conducting internal and external investigations into the allegations. It is not clear the effect of this sector-wide scrutiny, criticism, and negative publicity will have on our Company, our business, and our stock price. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations defending our Company. This situation will be costly, time-consuming, and distract our management from growing our company.

Risks Relating to Our Securities

If we fail to comply with the continued listing requirements of NASDAQ, we would face possible delisting, which would result in a limited public market for our shares and make obtaining future debt or equity financing more difficult for us.

Our ordinary shares are traded and listed on the Nasdaq Capital Market under the symbol of “TAOP.” We received a notification from Nasdaq Listing Qualifications on September 16, 2022, as announced in a report with the SEC on a 6-K Form filed on September 16, 2022, that we were not in compliance with the minimum bid price requirements set forth in Nasdaq Listing Rule 5550(a)(2) for continued listing on The Nasdaq Capital Market. Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of $1.00 per share, and Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the closing bid price of the Company’s ordinary shares for the 30 consecutive business days prior to the date of the notification letter from Nasdaq, the Company no longer satisfied the minimum bid price requirement. The notification letter provided that the Company had 180 calendar days, or until March 15, 2023, to regain compliance with Nasdaq Listing Rule 5550(a)(2). To regain compliance, the Company’s ordinary shares must have a closing bid price of at least $1.00 per share for a minimum of 10 consecutive business days (Nasdaq may monitor the price for as long as 20 consecutive business days prior to making a final compliance determination). In the event the Company does not regain compliance with the minimum bid price requirement by March 15, 2023, the Company may be eligible for an additional 180 calendar day grace period. On March 16, 2023, we received a second notice from the Nasdaq Listing Qualifications, in which Nasdaq granted us an additional 180 days, or until September 11, 2023, to regain compliance, because the Company met the continued listing requirement for public float and other applicable requirements, except the bid price requirement, and the Company had indicated its intention of curing the deficiency by effecting a share combination, if necessary. On July 31, 2023, the board of directors of the Company approved a one-for-ten share combination of the Company’s issued and outstanding ordinary shares, no par value. The share combination was intended to increase the per share trading price of the ordinary shares to satisfy the $1.00 minimum bid price requirement for continued listing on the NASDAQ Stock Market. On August 15, 2023, we received a notice from the Nasdaq Listing Qualifications, in which Nasdaq determined that for the last 10 consecutive business days, from August 1 through 14, 2023, the closing bid price of the Company’s ordinary shares stock had been at $1.00 per share or greater. Accordingly, the Company has regained compliance with Listing Rule 5550(a)(2) and this matter was closed.

However, there is no assurance that we will be able to continue to maintain our compliance with the NASDAQ continued listing requirements. If we fail to so, the Company’s ordinary shares may lose their status on NASDAQ Capital Market and they would likely be traded on the over-the-counter markets, including the Pink Sheets market. As a result, selling the Company’s ordinary shares could be more difficult because smaller quantities of shares would likely be bought and sold, transactions could be delayed, and security analysts’ coverage of us may be reduced. In addition, in the event that the Company’s ordinary shares are delisted, broker dealers would bear certain regulatory burdens which may discourage broker dealers from effecting transactions in the Company’s ordinary shares and further limit the liquidity of the Company’s shares. These factors could result in lower prices and larger spreads in the bid and ask prices for the Company’s ordinary shares. Such delisting from NASDAQ and continued or further declines in the Company’s ordinary share price could also greatly impair our ability to raise additional necessary capital through equity or debt financing and could significantly increase the ownership dilution to shareholders caused by the Company’s issuing equity in financing or other transactions.

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

We have issued convertible notes that contains variable conversion prices which could result in substantial dilution to the Company’s existing shareholders.

On September 27, 2023, we entered into a securities purchase agreement to an investor, pursuant to which we sold to the investor an unsecured convertible promissory note with a 12-month maturity. The note has the original principal amount of $609,000. The investor may, at any time after six months from the issue date, convert all or any part of the outstanding balance of the note, at a conversion price of $8.00 per share. In addition, at any time after six months from the issue date, the investor may redeem all or any portion of the note, subject to a maximum amount of $150,000 per month, into ordinary shares of the Company at a price equal to 80% multiplied by the lowest daily volume-weighted average price during the 10 trading days immediately preceding the applicable redemption, subject to certain adjustments and limitations. The investor also has the right, on any trading day and the following trading day, that any intraday trade price of the ordinary shares is 10% greater than the previous measurement period’s closing trade price (as defined in the note), to redeem all or any portion of the outstanding balance of the note into ordinary shares.

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

The Company’s outstanding warrants and convertible notes may adversely affect the market price of the Company’s ordinary shares.

As of the date of this report, there are warrants outstanding to purchase 36,000 ordinary shares of the Company. These warrants are exercisable for 36,000 ordinary shares at an exercise price of $45.6 per share. These warrants can only be exercised in cash. We also sold to the investor an unsecured convertible promissory note with a 12-month maturity on September 27, 2023. The investor may, at any time after six months from the issue date, convert all or any part of the outstanding balance of the note. The sale or possibility of sale of the shares underlying the warrants and the conversion or possibility of conversion of the note could have an adverse effect on the market price of our ordinary shares or our ability to obtain future financing. If and to the extent these warrants and convertible note are exercised or converted, as the case may be, you may experience dilution to your holdings.

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

The Company’s outstanding voting securities may be concentrated in a few shareholders.

As of April 24, 2024, our officers, directors and beneficially own or control, directly or indirectly, approximately 13.9% of our outstanding ordinary shares. As a result, they possess significant influence over our company. These persons will be able to significantly influence, though not independently determine, the outcome of matters required to be submitted to our shareholders for approval, including significant corporate actions such as mergers, consolidations, sales of all or substantially all of our assets, election of directors and other significant corporate actions. They may take actions that are not in the best interest of the Company or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ordinary shares. These actions may be taken even if they are opposed by our other shareholders. In addition, the significant concentration of ownership may adversely affect the trading price of the ordinary shares due to investors’ perception that conflicts of interest may exist or arise.

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

The information we are required to file with or furnish to the SEC will be less extensive and less timely as compared to that required to be filed with the SEC by U.S. domestic issuers. Certain corporate governance practices in the BVI, which is our home country, may differ significantly from the NASDAQ Capital Market corporate governance listing standards.

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

Our current corporate structure includes certain Hong Kong subsidiaries. Accordingly, our business operation could be affected by the political and legal developments in Hong Kong. Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, namely, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. However, there is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future.

Under the Basic Law of the Hong Kong Special Administrative Region of the PRC, Hong Kong is exclusively in charge of its internal affairs and external relations, while the government of the PRC is responsible for its foreign affairs and defense. As a separate customs territory, Hong Kong maintains and develops relations with foreign states and regions. Based on certain recent development including the Law of the People’s Republic of China on Safeguarding National Security in the Hong Kong Special Administrative Region issued by the SCNPC in June 2020, the U.S. State Department has indicated that the United States no longer considers Hong Kong to have significant autonomy from PRC and President Trump signed an executive order and Hong Kong Autonomy Act, or HKAA, to remove Hong Kong’s preferential trade status and to authorize the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. The United States may impose the same tariffs and other trade restrictions on exports from Hong Kong that it places on goods from mainland China. These and other recent actions may represent an escalation in political and trade tensions involving the U.S., mainland China and Hong Kong, which could potentially harm our business.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

General Information

The current legal and commercial name of the Company is Taoping Inc. Taoping Inc. was incorporated in the BVI under the BVI Act on June 18, 2012. The address of our principal place of business is 21st Floor, Everbright Bank Building, Zhuzilin, Futian District, Shenzhen 518040 Guangdong China. Our telephone number is 86-755-83708333. Taoping’s registered agent in the BVI is Maples Corporate Services (BVI) Limited of Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands.

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

At the Company’s 2017 Annual Meeting of Members, which was held on September 19, 2017, the shareholders of the Company approved an amendment to the Company’s Memorandum and Articles of Association to remove the par value of the Company’s ordinary shares. On October 12, 2017, the Company filed an amended and restated Memorandum and Articles of Association with the Registrar of Corporate Affairs in the BVI, pursuant to which the par value per share of the Company’s ordinary shares has been removed.

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

On August 1, 2023, Taoping completed a share combination of the Company’s ordinary shares at a ratio of one-for-ten, which decreased its outstanding ordinary shares to approximately 1,864,554 shares. This share combination did not change the maximum number of shares Taoping is authorised to issue or the par value of its ordinary shares. Accordingly, except as otherwise indicated, all share and per share information contained in this annual report has been restated to retroactively show the effect of the share combination.

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

Dissolution of the Variable Interest Entity Structure

In September 2021, we dissolved the VIE structure by exercising the purchase option under the Option Agreement to purchase all of the equity interests in iASPEC at an aggregate exercise price of $1,800,000. On September 18, 2021, Taoping and IST entered into an equity transfer agreement with iASPEC and iASPEC’s then sole shareholder, Mr. Lin, under which Mr. Lin sold and transferred to IST all of the equity interests in and any and all rights and benefits relating thereto of iASPEC in exchange for 61,225 unregistered ordinary shares of Taoping as determined by dividing $1,800,000 by the volume-weighted average closing price of ordinary shares for the consecutive five (5) trading days immediately prior to September 18, 2021. The parties thereafter completed the equity transfer through applicable PRC governmental registration(s).

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
TopCloud Software (China) Co., Ltd.
【PRC】
100%
Taoping Digital Tech. (Jiangsu) Co., Ltd.
【PRC】
100%
Zhenjiang Taoping IoT Technology Co., Ltd.
【PRC】
100%
Taoping (Guangxi) EP Tech. Co., Ltd.
【PRC】
100%
Information Security Tech. (China) Co., Ltd.
【PRC】
51%
Taoping EP Holdings (Shenzhen) Co., Ltd.
【PRC】
100%
Biznest Internet Tech. Co., Ltd.
【PRC】
100%
Taoping New Media Co., Ltd.
【PRC】
100%
Fujian Taoping Investment Co., Ltd.
【PRC】
100%
iASPEC Bocom IoT Tech. Co., Ltd.
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

Principal Capital Expenditures and Divestitures

For the year ended December 31, 2023, our total capital expenditures and divestitures were $1.2 million and $0 million, respectively. For the year ended December 31, 2022, our total capital expenditures and divestitures were $1.8 million and $0 million, respectively. For the year ended December 31, 2021, our total capital expenditures and divestitures were $11.3 million and $0 million, respectively. Such expenditures and divestitures were primarily related to the purchase and sale of long-lived assets and business acquisitions. These capital expenditures were mainly funded by our operating cash flow.

B. Business Overview

General

Executive Offices of the Company are located in Shenzhen, China. As of December 31, 2023, we had approximately 56 full-time employees.

We are a provider of cloud-app technologies for Smart City IoT platforms, digital advertising delivery, and other internet-based information distribution systems in China. Our Internet ecosystem enables all participants of the new media community to efficiently promote branding, disseminate information, and exchange resources. In addition, we provide a broad portfolio of software and hardware with fully integrated solutions, including Information Technology infrastructure, Internet-enabled display technologies, and IoT platforms to customers in government, education, residential community management, media, transportation, and other private sectors.

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

In May 2017, we completed our transformation to a provider of CAT and IoT technology based digital advertising distribution network and new media resource sharing platform, and offered an end-to-end digital advertising solution enabling customers to efficiently and cost-effectively direct advertisements to specific interactive ad display terminals in the out-of-home advertising market across China. In 2017, we became profitable as a result of a successful transition of our business model. We continued to improve our financial position in 2018. However, as a result of the outbreak of Covid-19 pandemic in 2020, our business was negatively impacted from 2020 to 2022, and experienced certain recovery in 2023 with rebounded customer demands of our products. We had net loss of approximately $0.7 million, $7.1 million and $9.9 million respectively in 2023, 2022, and 2021. For years going forward, we intend to continue to execute our business plan of expanding our cloud-based and AI-related product offerings and building a nationwide cloud-based ad terminal network by penetrating into more cities throughout China, which is expected to generate recurring service revenue for the Company, in addition to equipment sales.

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

In January 2022, the Company completed the acquisition of 100% equity interest of ZJIOT, aiming to accelerate the Company’s smart charging pile and digital new media businesses in East China.

In December 2022, the Company entered into a series of contracts with certain third parties to sell its cryptocurrency mining and related equipment for a total sale price of approximately $1.08 million. The Company also terminated the leases for both the office facility and the storage rooms, which were previously used to house most of its mining machines for its cryptocurrency mining operations, and laid off relevant employees. As a result, the Company had ceased its cryptocurrency mining business by December 31, 2022. The Company disposed of 100% equity interests of Taoping Digital Assets (Hong Kong) Limited to an unrelated third party for nil consideration on September 6, 2023, and disposed of 100% equity interests of Taoping Digital Assets (Asia) Limited and Taoping Capital Limited (including their respective subsidiary) to an unrelated third party for nil consideration on October 27, 2023.

In May 2023, the Company established a subsidiary Taoping EP Holdings (Shenzhen) Co., Ltd. with a majority stake of 51%, to explore the new off-grid wastewater treatment business line.

In September 2023, the Company acquired 80% equity from other shareholders of Fujian Taoping Investment Co., Ltd. with nil consideration, to expand its digital advertising and other businesses in Fujian Province. As a result of the acquisition, the Company currently owns 100% of Fujian Taoping Investment Co, Ltd.

In November 2023, the Company established a subsidiary Taoping (Guangxi) EP Tech Co., Ltd. to expand its wastewater treatment business in Guangxi Province.

We report financial and operational information in the following three segments:

(1)	Cloud-based Technology (CBT) segment - It includes the Company’s cloud-based products, high-end data storage servers and related services sold to private sectors including new media, healthcare, education and residential community management, and among other industries and applications. In this segment, the Company generates revenues from the sales of hardware and software total solutions with proprietary software and content as well as from designing and developing software products specifically customized for private sector customers’ needs for a fixed price. The Company includes the revenue and cost of revenue of high-end data storage servers in the CBT segment. Advertising services is included in the CBT segment, after the Company consummated the acquisition of TNM. Advertisements are delivered to the ads display terminals and vehicular ads display terminals through the Company’s cloud-based new media sharing platform. Incorporation of advertising services complements the Company’s out-of-home advertising business strategy.

(2)

Blockchain Technology (BT) segment - The BT segment is the Company’s newly formed business sector. Cryptocurrency mining is the first initiative implemented in the BT segment. However, due to the decreased output and the highly volatile cryptocurrency market, the Company had ceased the operation of the BT segment by December 2022.

(3)	Traditional Information Technology (TIT) segment -The TIT segment includes the Company’s project-based technology products and services sold to the public sector. The solutions the Company has sold primarily include Geographic Information Systems (GIS), Digital Public Security Technology (DPST), and Digital Hospital Information Systems (DHIS). In this segment, the Company generates revenues from sales of hardware and system integration services. As a result of the business transformation, the TIT segment is gradually being phased out in 2021.

Industry Overview

General

Urbanization is the primary driver for the demand of our Cloud-based solutions for advertising placement and public information dissemination. China’s urbanization rate has accelerated in the past 30 years. The Chinese urban population has grown to more than 1 billion in 2023. According to Chinese Social Development Research, approximately 70% of the Chinese population is expected to live in urban areas by 2035. Urban lifestyle revolves around consumption of information, goods, and services that necessitates advertising and public information dissemination. At the same time, urbanization has imposed considerable pressure on land use, environment protection, and municipal infrastructure. Urbanization has also led to increasing demands for equitable treatment for all dwellers in the cities.

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

According to the new urbanization implementation plan during the 14th Five-Year Plan period (2021-2025), China will further focus on high-quality urbanization. The plan regards transforming the urban development mode as top priority and takes institutional innovation as a fundamental driving force. Meeting people’s growing expectations for a better life will be the plan’s final goal. The plan is supposed to promote a people-centered new urbanization strategy and continue to grant permanent urban residency to the agricultural migrant population. An upgraded urbanization pattern featuring coordinated development in all sizes of cities will be built. The plan should also promote healthy, livable and safe urban development, further modernize urban governance systems and capabilities, and promote integrated urban and rural development.

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

While traffic jams are a headache for urban commuters and city planners, they present revenue generating opportunities for out-of-home advertisers, who seek attentive audience in high traffic areas. According to China Industry Information Net, the estimated total market size of China’s out-of-home advertising is expected to reach RMB 295 billion in 2023, with a CAGR of 14%. Cosmetics, beverage, and financial service companies are ranked as top spenders consistently. Internet and real estate companies also increased their advertisement spending significantly.

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

Currently, most of the advertising display terminals in China are not connected to any network. Consequently, updating their media contents requires onsite manual operation through flash drives or other means. They also tend to have low asset utilization rates. Based on our own primary research, we have estimated that offline terminals have an average asset utilization rate of 40% in tier-one cities, 30% in tier-two cities, and 20% in tier-three and smaller cities. In comparison, content on cloud-based terminals can be remotely uploaded, updated, and managed resulting in substantial labor cost savings for terminal operators, i.e. advertising agencies. In addition, cloud-based terminals offer advertising agencies the flexibility of fine-tuning advertisement schedules on the fly and customizing advertisement content at each location as specific as one single office building. More importantly, idle time slots on cloud-based terminals can be discovered and sold on Taoping, an online resource exchange platform of ours that was released in the fourth quarter of 2015 as a module of our Yunfa Net (www.pubds.com), an information distribution and advertising delivery system. Therefore, asset utilization rate of advertising agencies can be greatly improved. As a result, there is a growing demand to convert offline terminals into networked terminals using our CBT products and services. In January 2018, we separated Taoping module from Yunfa Net and officially launched the Taoping Net (www.taoping.cn) and Taoping App. Taoping Net provides an advertising-resources trading service platform which connects screen owners, advertisers and consumers. Taoping Net integrates nationwide high-quality screen resources of Taoping Alliance, a new media operating organization founded by us and Taoping New Media Co., Ltd. (“TNM”), a company controlled by Mr. Jianghuai Lin and was then acquired by the Company in June 2021. Taoping App, which enables customers to distribute and manage ads from mobile terminals, effectively satisfies the need to distribute fragmented ads. Using Taoping App, anyone can buy and distribute real-time ads to designated terminals.

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

In recent years, artificial intelligence (AI) has garnered substantial attention in the global advertising sector, and this focus is expected to increase significantly as technology continues to advance.

The most used functionalities of AI in advertising and marketing are:

●	Recommendations:

By utilizing predictive analytics, advertising agencies can offer more accurate recommendations to their clients, enabling them to fully leverage the services and products available. This approach leads to stronger customer satisfaction and value proposition.

●	Programmatic advertising:

In ad targeting, a key challenge for advertisers selling ad clips is ensuring the right ads reach the right customers at the right time. With the incorporation of artificial intelligence technologies, such as programmatic advertising, many advertising agencies have managed to automate the process of buying and selling advertising space by combining the power of AI and real-time bidding on mobile, video and social channels. This AI technology effectively analyzes a visitor’s behavior and enables real-time campaign optimization for an audience that is likely to convert.

●	The use of artificial intelligence and machine learning to purchase advertising in real time, rather than through human negotiations and pre-set prices, is a key component of programmatic advertising.

In response to the adoption of AI technology in the out-of-home advertising industry, in 2023 we started the development of Cloud Nest AI, a powerful generative AI system across the Cloud to accelerate growth. Cloud Nest AI will leverage the Company’s existing cloud-based technology and applications and integrate AI with intelligent Cloud platform technology and product capabilities. End users are empowered with smart scene terminals, that deeply integrate numerous industry-specific application scenarios across all major industries and subsegments. Our industry specific applications for different scenarios based on the Cloud Nest AI system are expected to provide multi-dimensional empowerment for various industries from multiple perspectives, such as content generation, human-computer interaction, visual perception, and cognitive decision-making. In the field of advertising media, Taoping’s cloud platform enables advertisers to upload creative content, including graphics, videos, and texts, for specific promotional strategies. Artificial intelligence then effectively utilizes this content to develop mixed-media promotions.

Our Products and Services

In the CBT segment, we provide cloud-based ecosystem solutions mainly to the new media in out-of-home digital advertising customers. Underpinning our ecosystems are our industry-specific integrated advertisement display terminal product, digital advertising distribution technology platform, resource exchange and sharing, and big data analysis services. In 2014, we sold our cloud-based solutions predominately to the Chinese new media industry. Starting from 2016, we have also focused our efforts in selling IoT ads display terminal hardware and providing digital ads distribution and resource sharing services for out-of-home advertising market. As a result of COVID-19 pandemic in 2020, city lockdowns, travel restrictions, and other preventive measures and persistent outbreaks of infection in regional localities through 2021 had negatively impacted on the China out-of-home advertising business and significantly dampened customers’ demand for ads display terminals. Nevertheless, mandatory home stays and work from remote locations triggered a steep surge in on-line gaming, on-line shopping, on-line entertainment, and electronic communication that created a great demand for high-end data storage servers to accommodate internet information transmission. We have stabilized supply chains for the high-end data storage server to meet market demands supplementing the declining revenue from ads display terminals and included the revenue and cost of revenue of high-end data storage servers in the CBT segment. Starting from late 2022, due to reopening of China to the world and the recovery of macro market conditions and customer demands, we experienced significant recovery of revenue in our existing business lines as well as our newly expanded AI related products and solutions.

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

●	New Media Elevator Management - Our New Media Elevator Management solution integrates advertisement placement with safety supervision into one single technology unit. The built-in LED screen of the unit delivers high-definition digital advertisement, while its safety sensors and data collectors transmit operational and technical data of the elevator to the appropriate property managers, safety supervisors, and maintenance crew, so that such staff can efficiently maintain operational safety of the elevator, and instantaneously respond to emergencies. Since our New Media Elevator Management solution combines public safety with media display, property managers view our products as of strategic importance to their daily operations, and they welcome our products better than the ones that are pure advertisement display terminals without safety devices. As a result, we are able to help advertising agencies that purchase our products to attain customers more easily and enter into new markets more cost effectively. In addition, the Elevator Management platform could be sold as a separate product depending on customer needs to facilitate digital elevator maintenance, big data solution for elevator maintenance company, residential management, and government authorities.

●	New Media Transportation Management - Our New Media Transportation Management solution remotely uploads advertisement content together with critical transportation information - such as arrival and departure schedules, delay or cancellation notifications, gate assignments, and station announcements - into our cloud infrastructure and displays the content on our large-screen terminals strategically placed at high-traffic transportation hubs, including high-speed railway stations, subway stations, airports, and onboard public buses. Because our Transportation New Media Application combines advertisement display with transportation information crucial to commuters, we enable advertising agencies that purchase our products to attain large and attentive audiences at prime locations, which in turn help them achieve good advertisement placement rates and generate high revenue amounts.

●	New Media Community Management - Our New Media Community Management solution combines advertisement display with dissemination of community information. Placed within various high-rise residential communities, our large screen display terminals serve as a window of information into various resources available to community residents, including community maps, news updates, emergency announcements, safety precautions, health tips, recreational activities, and local commercial promotions.

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

Customers and Related Parties

In fiscal year 2023, one customer accounted for greater than 10% of total revenues in 2023. In fiscal year 2022 and 2021, no single customer represented 10% or more of our total revenue of continuing operations. The following tables provide revenue by our major customers of continuing operations for the years ended December 31, 2023, 2022 and 2021.

Year 2023

	Revenues	% of
	(Thousands)	Revenues
Fujian Haixia Xingyun Information Technology Co., Ltd	$6,020	16%
Shenzhen Chuangzhi Tiancheng Technology Co., Ltd	1,714	4%
Fuzhou Shenpeng Technology Co., Ltd	1,487	4%
Guangzhou Shengzhuo Intelligent Technology Co., Ltd	1,234	3%
Shenzhen Dashan Intelligent Technology Co., Ltd	1,113	3%
TOTAL	$11,568	30%

Year 2022

	Revenues	% of
	(Thousands)	Revenues
Guangzhou Shengzhuo Intelligent Technology Co., Ltd	$1,831	8%
Shenzhen Chuangzhi Tiancheng Technology Co., Ltd	1,464	6%
Shenzhen Nortel Positive Light Technology Co., Ltd	949	4%
Shenzhen Dingsheng Huaxun Technology Co., Ltd	840	3%
Shanghai Easy Net E-commerce Co., Ltd	835	3%
TOTAL	$5,919	24%

Year 2021

	Revenues	% of
	(Thousands)	Revenues
Shenzhen Yixing Information Technology Co. Ltd	$1,654	9%
Guangxi Wancang Technology Group Co., Ltd	1,092	6%
Guangzhou Shengzhuo Intelligent Technology Co., Ltd	990	5%
Shenzhen Taitao Electronic Technology Co., Ltd	967	5%
Shenzhen Chuangzhi Tiancheng Technology Co. Ltd	750	4%
TOTAL	$5,453	29%

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

In 2023, as an application expansion of its cloud-based platform, the Company started to explore new business opportunities in off-grid wastewater treatment and other AI-related product and solutions.

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

As of December 31, 2023, through our wholly-owned subsidiaries IST, TopCloud, Biznest, Bocom, and ISIOT, we had 187 registered and copyrighted software products, 528 registered trademarks and held 30 patents. We also own three domain names (http://www.taop.com; http://www.taoping.cn; and http://www.pubds.com).

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

Amended Company Law

The establishment, operation and management of corporate entities in the PRC are governed by the Company Law of the PRC. On December 29, 2023, the SCNPC promulgated the amended Company Law of the PRC, which will come into effect on July 1, 2024, to supersede the existing PRC Company Law which was amended in October 2018. The major revisions made by the amended PRC Company Law included improving the system for the establishment and liquidation of companies, optimizing organizational structures of companies, improving the capital system of companies, strengthening the responsibilities of the controlling shareholder and management staff, and enhancing the social responsibilities of companies, etc. With respect to the period for payment of the registered capital, pursuant to the amended PRC Company Law, all shareholders of a PRC limited liability company shall fully pay up the registered capital subscribed for by such shareholders within five years since the date of establishment of the PRC limited liability company, unless otherwise provided by laws and regulations. On February 6, 2024, the SAMR issued a draft of the Provisions of the State Council on Implementing the Registered Capital Registration and Management System under the PRC Company Law for public comments, which further specified the detailed requirements and measures of the registration and management of registered capital under the amended PRC Company Law. Pursuant to such draft provisions, there shall be a three-year interim period from July 1, 2024 to June 30, 2027 for the existing companies to adjust their periods of capital contribution.

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

On July 6, 2021, certain PRC regulatory authorities issued Opinions on Strictly Cracking Down on Illegal Securities Activities, which, among others, provides for improving the laws and regulations on data security, cross-border data transmission, and confidential information management. It provided that efforts will be made to revise the regulations on strengthening the confidentiality and file management relating to the offering and listing of securities overseas, to implement the responsibility on information security of overseas listed companies, and to strengthen the standardized management of cross-border information provision mechanisms and procedures.

On July 12, 2021, the Ministry of Industry and Information Technology (the “MIIT”) and two other authorities jointly issued the Provisions on the Administration of Security Vulnerabilities of Network Products. The Provisions state that, no organization or individual may abuse the security vulnerabilities of network products to engage in activities that endanger network security, or to illegally collect, sell, or publish the information on such security vulnerabilities. Anyone who is aware of the aforesaid offences shall not provide technical support, advertising, payment settlement and other assistance to the offenders. According to the Provisions, network product providers, network operators, and platforms collecting network product security vulnerabilities shall establish and improve channels for receiving network product security vulnerability information and keep such channels available, and retain network product security vulnerability information reception logs for at least six months. The Provisions also bans provision of undisclosed vulnerabilities to overseas organizations or individuals other than to the product providers.

On July 30, 2021, the State Council issued the Regulations on Protection of Critical Information Infrastructure. Pursuant to these regulations, critical information infrastructure shall mean the important network facilities or information systems of key industries or fields such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, and important network facilities or information systems which may endanger national security, people’s livelihood and public interest once there occur damage, malfunctioning or data leakage to them. The Regulations provide that no individual or organization may carry out any illegal activity of intruding into, interfering with, or sabotaging any critical information infrastructures, or endanger the security of any critical information infrastructures. The Regulations also require that critical information infrastructure operators shall establish a cybersecurity protection system and accountability system, and that the main responsible person of a critical information infrastructure operator shall take full responsibility for the security protection of the critical information infrastructures operated by it. In addition, the administration departments for each important industry and sector shall be responsible for formulating the rule of critical information infrastructure determination applicable to their respective industry or sector, and determine the critical information infrastructure operators in their industry or sector.

On November 14, 2021, the CAC released the discussion draft of the Administrative Measures for Internet Data Security, which provides that data processors refer to individuals or organizations that autonomously determine the purpose and the manner of processing data. In accordance with the draft measures, data processors shall apply for a cybersecurity review for the following activities: (i) merger, reorganization or division of internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests to the extent that affects or may affect national security; (ii) listing abroad of data processors which process over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. Besides, data processors that are listed overseas shall carry out an annual data security assessment. The draft measures remains unclear on whether the requirements will be applicable to companies that have been listed in the United States and Hong Kong, such as us. There is no timetable as to when the draft measures will be enacted.

On July 7, 2022, the CAC promulgated the Security Assessment Measures for Outbound Data Transfer, which became effective on September 1, 2022. These measures provide for the circumstances under which a data processor shall be subject to security assessment, including (i) where a data processor provides important data abroad; (ii) where a critical information infrastructure operator or a data processor that processes personal information of more than one million individuals provides personal information abroad; (iii) where a data processor that has exported personal information of over 100,000 individuals or sensitive personal information of over 10,000 individuals in total since January 1 of the previous year provides personal information abroad; and (iv) other circumstances prescribed by the CAC.

We have, in accordance with relevant provisions on network security of the PRC, established necessary mechanisms to protect information security, including, among others, adopting necessary network security protection technologies such as anti-virus firewalls, intrusion detection and data encryption, keeping record of network logs, and implementing information classification framework.

Regulations Relating to Advertising Business

The SAMR is the government agency responsible for regulating advertising activities in the PRC. According to PRC laws and regulations, companies that engage in advertising activities must obtain a business license from the SAMR or its local branches which specifically includes operating an advertising business within its business scope. The business license of an advertising company is valid for the duration of its existence, unless the license is suspended or revoked due to a violation of any law or regulation. PRC advertising laws and regulations set forth certain content requirements for advertisements in the PRC including, among other things, prohibitions on false or misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest. Advertisers, advertising agencies, and advertising distributors are required to ensure that the content of the advertisements they prepare or distribute is true and in full compliance with applicable law. In providing advertising services, advertising operators and advertising distributors must review the supporting documents provided by advertisers for advertisements and verify that the content of the advertisements complies with applicable PRC laws and regulations. Prior to distributing advertisements that are subject to government censorship and approval, advertising distributors are obligated to verify that such censorship has been performed and approval has been obtained. The release or delivery of advertisements through the internet must not impair the normal use of the network by users. The advertisements released in pop-up form on a webpage and other forms must show the close flag prominently and ensure one-click close. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to eliminate the effect of illegal advertisement. In circumstances involving serious violations, the SAMR or its local branches may revoke the violators’ licenses or permits for their advertising business operations.

In July 2016, the State Administration of Industry and Commerce issued the Interim Measures for the Administration of Internet Advertising to regulate internet advertising activities. On February 25, 2023, the SAMR released the Administrative Measures for Internet Advertising, which came into effect from May 1, 2023 and replaced Interim Measures for the Administration of Internet Advertising. The Administrative Measures for Internet Advertising set out, among other things, the following requirements for Internet advertising activities:

●	online advertisements for tobacco (including e-cigarettes) are not allowed, and online advertisements for prescription medicine are not allowed unless otherwise permitted by laws and regulations;

●	online advertisements for special commodities and services such as medical treatments, pharmaceuticals, medical devices, agrochemicals, veterinary medicine, health foods and food for special medical purposes must be reviewed by competent authorities before online publication, and the advertisements for such commodities and services are not allowed to be published in the form of introducing health and wellness knowledge;

●	advertisements for medical treatments, pharmaceuticals, health foods, special medical purpose formula foods, medical devices, cosmetics, alcohol, beauty advertisements, and online game advertisements that are detrimental to the physical and mental health of minors shall not be published on Internet media targeted to minors;

●	Internet advertisements must be visibly marked as “advertisement” while paid-search results must be obviously distinguished from natural search results; and

●	if the Internet advertisements are published by means of algorithmic recommendation or other technologies, the rules related to algorithm recommendation services and advertising records shall be included in the advertising archives

According to the Administrative Measures for Internet Advertising, the advertisers are responsible for the authenticity of the content of internet advertisements, while the internet advertisement publishers and advertisement agencies are required to establish, improve, and implement registration, review, and archive management systems for internet advertising businesses, which include verifying and registering advertiser information, verifying supporting documents and advertisements content, and allocating advertising review personnel familiar with advertising laws and regulations or establish advertising review bodies.

In addition, the Administrative Measures for Internet Advertising require internet platform operators providing internet information services to take measures to prevent and stop illegal advertisements, which include recording and storing the real identity information of users who publish advertisements for at least three years, monitoring and investigating the content of advertisements, and employing measures to stop illegal advertisements. Internet platform operators are also required to establish effective complaint and reporting mechanisms, cooperate with market regulatory departments in investigating illegal conduct, and use measures such as warnings, suspending or terminating services for users who publish illegal advertisements.

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

The Guidelines jointly released by ten PRC regulatory agencies in July 2015 aim, among other things, to require service providers to improve technology security standards, and safeguard user and transaction information. The Guidelines also prohibit service providers from illegally selling or disclosing users’ personal information. Pursuant to the Ninth Amendment to the Criminal Law issued by the SCNPC in August 2015, which became effective in November 2015, any Internet service provider that fails to fulfill the obligations related to Internet information security administration as required by applicable laws and refuses to rectify upon orders is subject to criminal penalty for the result of (i) any dissemination of illegal information in large scale; (ii) any severe effect due to the leakage of the client’s information; (iii) any serious loss of criminal evidence; or (iv) other severe situation, and any individual or entity that (i) sells or provides personal information to others in a way violating the applicable law, or (ii) steals or illegally obtain any personal information is subject to criminal penalty in severe situation. In addition, the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate of the PRC on Several Issues Concerning the Application of Law in Handling Criminal Cases of Infringing Personal Information, effective in June 2017, have clarified certain standards for the conviction and sentencing in relation to personal information infringement. The PRC government has the power and authority to order internet content provider operators to turn over personal information if an internet user posts any prohibited content or engages in illegal activities on the internet. The Civil Code further provides in a stand-alone chapter of right of personality and reiterate that the personal information of a natural person shall be protected by the law. Any organization or individual shall legitimately obtain such personal information of others in due course on a need-to-know basis and ensure the safety and privacy of such information, and refrain from excessively handling or using such information.

With respect to the security of information collected and used by mobile apps, pursuant to the Announcement of Conducting Special Supervision against the Illegal Collection and Use of Personal Information by Apps, which was issued on January 23, 2019, app operators should collect and use personal information in compliance with the Cyber Security Law and should be responsible for the security of personal information obtained from users and take effective measures to strengthen the personal information protection. Furthermore, app operators should not force their users to make authorization by means of bundling, suspending installation or in other default forms and should not collect personal information in violation of laws, regulations or breach of user agreements. Such regulatory requirements were emphasized by the Notice on the Special Rectification of Apps Infringing upon User’s Personal Rights and Interests, which was issued by MIIT on October 31, 2019. On November 28, 2019, the CAC, the MIIT, the Ministry of Public Security and the SAMR jointly issued the Methods of Identifying Illegal Acts of Apps to Collect and Use Personal Information. This regulation further illustrates certain commonly-seen illegal practices of apps operators in terms of personal information protection, including “failure to publicize rules for collection and use,” “failure to expressly state the purpose, manner and scope of collecting and using personal information,” “collection and use of personal information without consent of users,” “collecting personal information irrelevant to the services provided by such app in violation of the principle of necessity,” “provision of personal information to others without consent,” “failure to provide the function of deleting or correcting personal information as required by laws” and “failure to publish information such as methods for complaints and reporting.” Among others, any of the following acts of an app operator will constitute “collection and use of personal information without consent of users”: (i) collecting an user’s personal information or activating the permission for collecting any user’s personal information without obtaining such user’s consent; (ii) collecting personal information or activating the permission for collecting the personal information of any user who explicitly refuses such collection, or repeatedly seeking for user’s consent such that the user’s normal use of such app is disturbed; (iii) any user’s personal information which has been actually collected by the app operator or the permission for collecting any user’s personal information activated by the app operator is beyond the scope of personal information which such user authorizes such app operator to collect; (iv) seeking for any user’s consent in a non-explicit manner; (v) modifying any user’s settings for activating the permission for collecting any personal information without such user’s consent; (vi) using users’ personal information and any algorithms to directionally push any information, without providing the option of non-directed pushing such information; (vii) misleading users to permit collecting their personal information or activating the permission for collecting such users’ personal information by improper methods such as fraud and deception; (viii) failing to provide users with the means and methods to withdraw their permission of collecting personal information; and (ix) collecting and using personal information in violation of the rules for collecting and using personal information promulgated by such app operator.

On August 22, 2019, the CAC promulgated the Provisions on the Internet Protection of Children’s Personal Information, which took effect on October 1, 2019, requiring that before collecting, using, transferring or disclosing the personal information of a child, the Internet service operator should inform the child’s guardians in a noticeable and clear manner and obtain their consents. Meanwhile, internet service operators should take measures like encryption when storing children’s personal information. On March 12, 2021, the CAC and three other authorities jointly issued the Rules on the Scope of Necessary Personal Information for Common Types of Mobile Internet Applications. The Rules specifies the scope of necessary personal information to be collected each for a variety of common mobile internet applications, such as maps and navigation apps, online ride-hailing apps, instant messaging apps, online community apps. Operators of such apps shall not refuse to provide basic services to users on the ground of users’ refusal to provide their personal non-essential information.

In addition, on August 20, 2021, the SCNPC adopted the Personal Information Protection Law which took effect on November 1, 2021. The Personal Information Protection Law requires, among others, that (i) the processing of personal information should have a clear and reasonable purpose which should be directly related to the processing purpose, in a method that has the least impact on personal rights and interests, and (ii) the collection of personal information should be limited to the minimum scope necessary to achieve the processing purpose to avoid the excessive collection of personal information. Different types of personal information and personal information processing will be subject to various rules on consent, transfer, and security. Entities handling personal information shall bear responsibilities for their personal information handling activities, and adopt necessary measures to safeguard the security of the personal information they handle. The entities failing to comply could be ordered to correct, or suspend or terminate the provision of services, and face confiscation of illegal income, fines or other penalties.

Our Taoping APP is used to facilitate cloud ads and content distribution to the designated terminal in our network, which does not invoice the collection and storage of any personal information.

Regulations Relating to Artificial Intelligence

Pursuant to the Internet Information Service Algorithmic Recommendation Management Provisions, which came into effect on March 1, 2022, algorithm recommendation service providers shall clearly inform users of their provision of algorithm recommendation services, and make public the basic principles, intentions and main operating mechanisms of the algorithm recommendation services. The algorithmic recommendation service providers shall not (i) carry out any illegal activity which may endanger national security and social public interest, disturb economic order and social order, or infringe third parties’ legal interest, or (ii) spread any information prohibited by laws or regulations. Algorithm recommendation service providers selling goods or providing services to consumers shall also protect consumers’ rights of fair trade, and are prohibited from carrying out illegal conduct such as unreasonable, differentiated treatment based on consumers’ preferences, purchase behavior or such other characteristics.

On July 10, 2023, the CAC and six other regulatory authorities in China promulgated the Interim Measures for Generative Artificial Intelligence Services, which took effect on August 15, 2023. The measures impose compliance requirements for providers of generative artificial intelligence services to the general public within the Chinese mainland. The measures stipulate that providers of generative artificial intelligence services related to text, image, audio, video and other content to the general public within the Chinese mainland will be responsible as “producers of Internet information content” and “personal information processors,” with the responsibilities specified in the Personal Information Protection Law, the Data Security Law, the Internet Security Law, and other Chinese mainland laws and regulations related to cybersecurity and personal information protection. Providers of generative artificial intelligence services are required to enter into service agreements with their users and adopt effective measures to prevent minor users from over-relying upon or becoming addicted to generative artificial intelligence services. In addition, providers of generative artificial intelligence services that have the potential to influence public opinion or provoke social agitation are required to conduct security assessments and complete filings in accordance with the Internet Information Service Algorithmic Recommendation Management Provisions.

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

PRC residents or entities who had contributed legitimate onshore or offshore interests or assets to SPVs but had not obtained registration as required before the implementation of the SAFE Circular 37 must register their ownership interests or control in the SPVs with qualified banks. An amendment to the registration is required if there is a material change with respect to the SPV registered, such as any change of basic information (including change of the PRC residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, and mergers or divisions. Failure to comply with the registration procedures set forth in SAFE Circular 37 and the subsequent notice, or making misrepresentation on or failure to disclose controllers of the foreign-invested enterprise that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the relevant foreign-invested enterprise, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations. See “Risk Factors-Risks Related to Doing Business in China-PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiary to liability or penalties, limit our ability to inject capital into our PRC subsidiary or limit our PRC subsidiary’s ability to increase their registered capital or distribute profits.”

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

We have adopted an equity incentive plan, under which we will have the discretion to award incentives and rewards to eligible participants. We have advised the recipients of awards under our equity incentive plan to handle relevant foreign exchange matters in accordance with the Stock Incentive Plan Notice. However, we cannot guarantee that all employees awarded equity-based incentives can successfully register with SAFE in full compliance with the Stock Incentive Plan Notice. See “Risk Factors-Risks Relating to Doing Business in China-Any failure to comply with PRC regulations regarding employee share incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.”

Regulations on Dividend Distribution

Distribution of dividends of foreign investment enterprises are mainly governed by the Foreign Investment Enterprise Law, issued in 1986 and amended in 2000 and 2016 respectively, and the Implementation Rules under the Foreign Investment Enterprise Law, issued in 1990 and amended in 2001 and 2014 respectively. Under these regulations, foreign investment enterprises in the PRC may distribute dividends only out of their accumulative profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, no less than 10% of the accumulated profits of the foreign investment enterprises in the PRC are required to be allocated to fund certain reserve funds each year unless these reserves have reached 50% of the registered capital of the enterprises. A PRC company is not permitted to distribute any profits until any losses from previous fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year. Under our current corporate structure, our BVI holding company may rely on dividend payments from IST, which is a wholly foreign-owned enterprise incorporated in China, to fund any cash and financing requirements we may have. Limitation on the ability of our consolidated VIEs to make remittance to IST and on the ability of IST to pay dividends to us could limit our ability to access cash generated by the operations of those entities. See “Risk Factors-Risks Relating to Doing Business in China-- Restrictions under PRC law on our PRC subsidiaries’ ability to make dividends and other distributions could materially and adversely affect our ability to grow, make investments or acquisitions that could benefit our business, pay dividends to you, and otherwise fund and conduct our business.”

Dividend Withholding Tax

In March 2007, the SCNPC enacted the Enterprise Income Tax Law which became effective on January 1, 2008 and last amended on December 29, 2018. The PRC State Council promulgated the Implementation Rules of the Enterprise Income Tax Law on December 6, 2007, which became effective on January 1, 2008 and was partially amended on April 23, 2019. According to Enterprise Income Tax Law and its Implementation Rules, dividends payable by a foreign-invested enterprise in China to its foreign enterprise investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential withholding arrangement. Pursuant to the Notice of the State Administration of Taxation on Negotiated Reduction of Dividends and Interest Rates, issued on January 29, 2008 and supplemented and revised on February 29, 2008, and the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income, which became effective on December 8, 2006 and applicable to income derived in any year of assessment commencing on or after April 1, 2007 in Hong Kong and in any year commencing on or after January 1, 2007 in the PRC, such withholding tax rate may be lowered to 5% if a Hong Kong enterprise is deemed the beneficial owner of any dividend paid by a PRC subsidiary by PRC tax authorities and holds at least 25% of the equity interest in that particular PRC subsidiary at all times within the 12-month period immediately prior to the distribution of the dividends. Furthermore, pursuant to the Announcement on Issues concerning “Beneficial Owners” in Tax Treaties issued on February 3, 2018 by the State Administration of Taxation, when determining the status of “beneficial owners,” a comprehensive analysis may be conducted through materials such as articles of association, financial statements, records of capital flows, minutes of board of directors, resolutions of board of directors, allocation of manpower and material resources, the relevant expenses, functions and risk assumption, loan contracts, royalty contracts or transfer contracts, patent registration certificates and copyright certificates, etc. However, even if an applicant has the status as a “beneficiary owner,” if the competent tax authority finds necessity to apply the principal purpose test clause in the tax treaties or the general anti-tax avoidance rules stipulated in domestic tax laws, the general anti-tax avoidance provisions shall apply.

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

The Enterprise Income Tax Law also provides that enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore be subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The Implementing Rules further define the term “de facto management body” as the management body that exercises substantial and overall management and control over the production and operations, personnel, accounts and properties of an enterprise. If an enterprise organized under the laws of jurisdiction outside China is considered a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, it would be subject to the PRC enterprise income tax at the rate of 25% on its worldwide income. Second, a 10% withholding tax would be imposed on dividends it pays to its non-PRC enterprise shareholders and with respect to gains derived by its non-PRC enterprise shareholders from transfer of its shares. Dividends paid to non-PRC individual shareholders and any gain realized on the transfer of equity by such shareholders may be subject to PRC tax at a rate of 20%, if such income is deemed to be from PRC sources. See “Risk Factors-Risks Relating to Doing Business in China-Under the Enterprise Income Tax Law, we may be classified as a “resident enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC shareholders.”

On October 17, 2017, the State Administration of Taxation issued the Bulletin on Issues Concerning the Withholding of Non-PRC Resident Enterprise Income Tax at Source, or Bulletin 37, which replaced the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises issued by the State Administration of Taxation on December 10, 2009, and partially replaced and supplemented rules under the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 7, issued by the State Administration of Taxation on February 3, 2015. Under Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. In respect of an indirect offshore transfer of assets of a PRC establishment, the relevant gain is to be regarded as effectively connected with the PRC establishment and therefore included in its enterprise income tax filing, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immoveable properties in China or to equity investments in a PRC resident enterprise, which is not effectively connected to a PRC establishment of a non-resident enterprise, a PRC enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Pursuant to Bulletin 37, the withholding party shall declare and pay the withheld tax to the competent tax authority in the place where such withholding party is located within 7 days from the date of occurrence of the withholding obligation. Both Bulletin 37 and Bulletin 7 do not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange. See “Risk Factors-Risks Relating to Doing Business in China-We and our shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises or other assets attributed to a Chinese establishment of a non-Chinese company, or immovable properties located in China owned by non-Chinese companies.”

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

According to Provisions in the Notice on Adjusting the Value added Tax Rates, or the Notice, issued by the State Administration of Taxation and the Ministry of Finance, where taxpayers make VAT taxable sales or import goods, the applicable tax rates shall be adjusted from 17% to 16% and from 11% to 10%, respectively. The Notice took effect on May 1, 2018, and the adjusted VAT rates took effect at the same time. Pursuant to the Notice of the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs of the PRC on Relevant Policies for Deepening the Value-Added Tax Reform, which was promulgated on March 20, 2019 and became effective on April 1, 2019, the tax rate of 16% applicable to the VAT taxable sale or import of goods by a general VAT taxpayer shall be adjusted to 13%, and the tax rate of 10% applicable thereto shall be adjusted to 9. On September 30, 2019, the Ministry of Finance and the State Taxation Administration jointly issued the Announcement on Clarifying the VAT Additional Deduction Policy for the Living Services, pursuant to which, from October 1, 2019 to December 31, 2021, the taxpayers engaging in providing living services are allowed to deduct additional 15% of the deductible input VAT amount for the current period from the payable tax. For aforementioned taxpayers providing production and living services relating to Announcement on Policies for Deepening the VAT Reform and Announcement on Clarifying the VAT Additional Deduction Policy for the Living Services, the input VAT additional deduction policies is further extended to December 31, 2022 according to the regulations. From January 1, 2023 to December 31, 2023, the VAT Additional Deduction policy is implemented in accordance with the following provisions: (i). Taxpayers in the productive service industry are allowed to add 5% of the current deductible input tax to offset the taxable amount; (ii). Taxpayers in the lifestyle service industry are allowed to deduct 10% of the current deductible input tax to offset the taxable amount.

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

Following issuance of the Draft Overseas Listing Regulations, on February 17, 2023, the CSRC issued the CSRC Filing Notice, stating that the CSRC has published the Trial Measures and Listing Guidelines, collectively the Trial Measures and Listing Guidelines or the Oversea Listing Rules. Among others, the Oversea Listing Rules provide that overseas offerings and listings by PRC domestic companies shall:

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

(iii) abide by national secrecy laws and relevant provisions. Necessary measures shall be taken to fulfill confidentiality obligations. Divulgence of state secrets or working secrets of government agencies is strictly prohibited. Provision of personal information and important data, etc., to overseas parties in relation to overseas offering and listing of PRC domestic companies shall be in compliance with applicable laws, administrative regulations and relevant state rules; and

(iv) be made in strict compliance with relevant laws, administrative regulations and rules concerning national security in the spheres of foreign investment, cybersecurity, data security, etc., and issuers shall duly fulfill their obligations to protect national security. If the intended overseas offering and listing necessitates a national security review, relevant security review procedures shall be completed according to the law before the application for such offering and listing is submitted to any overseas parties such as securities regulatory agencies and trading venues.

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

The Trial Measures provide that where a PRC domestic company seeks to indirectly offer and list securities in overseas markets, the issuer shall designate a major domestic operating entity, which shall, as the domestic entity responsible, file with the CSRC. The Trial Measures stipulate that an overseas listing will be determined as “indirect” if the issuer meets both of the following conditions: (1) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year are accounted for by PRC domestic companies (Condition I), and (2) the main parts of the issuer’s business activities are conducted in the PRC, or its main places of business are located in the PRC, or the senior managers in charge of its business operations and management are mostly Chinese citizens or domiciled in the PRC (Condition II); whether Chinese citizens from Taiwan, Hong Kong, and Macau are included in the foregoing specification is not specified. The determination as to whether or not an overseas offering and listing by PRC domestic companies is indirect shall be made on a ‘substance over form’ basis; the Listing Guidelines further stipulate that if an issuer not satisfying Condition I submits an application for issuance and listing in overseas markets in accordance with relevant non-PRC issuance regulations requiring such issuer to disclose risk factors mainly related to the PRC, the securities firm(s) and the issuer’s PRC counsel should follow the principle of “substance over form” in order to identify and argue whether the issuer should complete a filing under the Trial Measures. Subsequent securities offerings of an issuer in (i) the same overseas market where it has previously offered and listed securities, and (ii) an overseas market other than one where the issuer has previously offered and listed securities shall be filed with the CSRC within three working days after offerings are completed. Additionally, the Trial Measures stipulate that after an issuer has offered and listed securities in an overseas market, the issuer shall submit a report to the CSRC within three working days after the occurrence and public disclosure of (i) a change of control thereof, (ii) investigations of or sanctions imposed on the issuer by overseas securities regulators or relevant competent authorities, (iii) changes of listing status or transfers of listing segment, and (iv) a voluntary or mandatory delisting.

The CSRC Filing Notice states that, beginning from March 31, 2023, PRC domestic enterprises which have already issued and listed securities overseas and fall within the scope of filing under the Trial Measures shall be considered Existing Listed Enterprises. Existing Listed Enterprises are not required to complete filings immediately; rather, Existing Listed Enterprises should complete filings if they are subsequently involved in matters require filings, such as follow-on financing activities, in accordance with the Trial Measures.

There is a possibility that we may be deemed as an Existing Listed Enterprise as defined under the CSRC Filing Notice, and that future offerings of listed securities or listings outside China by us may be subject to CSRC filing requirements in accordance with the Trial Measures.

Regulations Relating to Anti-Monopoly

The currently effective Anti-Monopoly Law was promulgated by SCNPC in 2007 and most recently amended on June 24, 2022. Pursuant to the Anti-Monopoly Law, the operators of a concentration of undertakings which reaches the standard for declaration shall make an advance declaration to the Anti-Monopoly Law enforcement authority under the State Council. The fines for illegal concentration of business operators shall be “no more than ten percent of its preceding year’s sales revenue if the concentration of business operator has or may have an effect of excluding or limiting competition; or a fine of up to RMB5 million if the concentration of business operator does not have an effect of excluding or limiting competition.” Pursuant to the Anti-Monopoly Law, the authority may require the operators to make a declaration where there is evidence that the concentration has or may have the effect of eliminating or restricting competition, even if such concentration does not reach the filing threshold.

On February 7, 2021, the Anti-Monopoly Committee of the State Council promulgated the Anti-Monopoly Guidelines for the Internet Platform Economy Sector which stipulates that any concentration of undertakings involving variable interest entities shall fall within the scope of antimonopoly review. Furthermore, the Guidelines to Anti-Monopoly in the Field of Internet Platforms prohibit certain monopolistic acts of internet platforms so as to protect market competition and safeguard interests of users and undertakings participating in internet platform economy, including without limitation, prohibiting platforms with dominant position from abusing their market dominance (such as discriminating customers in terms of pricing and other transactional conditions using big data and analytics, coercing counterparties into exclusivity arrangements, using technology means to block competitors’ interface, favorable positioning in search results of goods displays, using bundle services to sell services or products, compulsory collection of unnecessary user data). On August 17, 2021, the SAMR issued the Provisions on Prohibition of Unfair Competition on the Internet (Draft for Comments), which prohibits business operators from using data, algorithms and other technical means to commit traffic hijacking, interference, malicious incompatibility and other improprieties to influence user choices or hinder or damage the normal operation of network products or services offered by other business operators.

Seasonality

The first quarter of the calendar year is typically the slowest season of the year due to the Chinese New Year holiday. During this period, accounts receivable collection is very slow and we also need to prepare for upcoming busier seasons by making payments for inventory.

C. Organizational Structure

See “A. History and Development of the Company-Corporate Structure” above for details of our current organizational structure.

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

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements. Our actual results may differ materially from those anticipated in these forward-looking statements because of various factors, including those set forth under Item 3 “Key Information-D. Risk Factors” or in other parts of this annual report on Form 20-F. See also “Introductory Notes-Forward-looking Information.”

A. Operating Results

Overview

We are a provider of cloud-app technologies for Smart City IoT platforms, digital advertising delivery, and other internet-based information distribution systems in China. Our Internet ecosystem enables all participants of the new media community to efficiently promote branding, disseminate information, and exchange resources. In addition, we provide a broad portfolio of software and hardware with fully integrated solutions, including Information Technology infrastructure, Internet-enabled display technologies, and IoT platforms to customers in government, education, residential community management, media, transportation, and other private sectors.

We were founded in 1993. As of December 31, 2023, we had approximately 56 full-time employees.

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

The above collaborations are expected to continue to bring revenue streams for the Company in the future.

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

We report financial and operational information in the following three segments:

(1)	Cloud-based Technology (CBT) segment - It includes the Company’s cloud-based products, high-end data storage servers and related services sold to private sectors including new media, healthcare, education and residential community management, and among other industries and applications. In this segment, the Company generates revenues from the sales of hardware and software total solutions with proprietary software and content as well as from designing and developing software products specifically customized for private sector customers’ needs for a fixed price. The Company includes the revenue and cost of revenue of high-end data storage servers in the CBT segment. Advertising services is included in the CBT segment, after the Company consummated the acquisition of TNM. Advertisements are delivered to the ads display terminals and vehicular ads display terminals through the Company’s cloud-based new media sharing platform. Incorporation of advertising services complements the Company’s out-of-home advertising business strategy.

(2)	Blockchain Technology (BT) segment - The BT segment is the Company’s newly formed business sector in 2021. Cryptocurrency mining is the first initiative implemented in the BT segment. However, due to the decreased output and the highly volatile cryptocurrency market, the Company had ceased the operation of the BT segment by December 2022.

(3)	Traditional Information Technology (TIT) segment - The TIT segment includes the Company’s project-based technology products and services sold to the public sector. The solutions the Company has sold primarily include Geographic Information Systems (GIS), Digital Public Security Technology (DPST), and Digital Hospital Information Systems (DHIS). In this segment, the Company generates revenues from sales of hardware and system integration services. As a result of the business transformation, the TIT segment is gradually being phased out in 2021.

For more information regarding our operating segments, see Note 20 (Consolidated Segment Data) to our audited consolidated financial statements included elsewhere in this report.

Results of Operations

Comparison of Years Ended December 31, 2023 and 2022

The following table sets forth key components of our results of operations for fiscal years ended December 31, 2023 and 2022, both in dollars and as a percentage of our revenue.

	December 31, 2023		December 31, 2022
	Amount	% of Revenue	Amount	% of Revenue
Revenue	$38,635,635	100.00%	$24,233,463	100.00%
Costs of revenue	29,783,354	77.09%	17,003,414	70.17%
Gross profit	8,852,281	22.91%	7,230,049	29.83%
Administrative expenses	(5,600,578)	(14.50)%	(6,149,981)	(25.38)%
Research and development expenses	(2,967,043)	(7.68)%	(3,606,653)	(14.88)%
Selling expenses	(482,358)	(1.25)%	(639,052)	(2.64)%
(Loss) from operations	(197,698)	(0.51)%	(3,165,637)	(13.06)%
Subsidy income	292,797	0.76%	148,577	0.61%
(Loss) from equity method investment	(8,031)	(0.02)%	(261,397)	(1.08)%
Other income (loss), net	267,292	0.69%	3,314,433	13.68%
Interest income	2,100	0.01%	7,956	0.03%
Interest expense	(580,630)	(1.50)%	(556,434)	(2.30)%
(Loss) before income taxes	(224,170)	(0.58)%	(512,502)	(2.11)%
Income tax (expense) benefit	(7,980)	(0.02)%	(69,869)	(0.29)%
Net loss from continuing operations	(232,150)	(0.60)%	(582,371)	(2.40)%
Net loss from discontinued operations	(465,791)	(1.21)%	(6,499,276)	(26.82)%
Net (loss)	(697,941)	(1.81)%	(7,081,647)	(29.22)%
Less: Net loss attributable to non- controlling interest	-	-	-	-
Net (loss) attributable to Company	$(697,941)	(1.81)%	$(7,081,647)	(29.22)%

Revenue. We generate revenues from advertising, selling hardware, software, and other technology-related services to customers. For the year ended December 31, 2023, our total revenue of continuing operations was $38.6 million, of which approximately $0.2 million was from related parties, compared to total revenue of $24.2 million for the year ended December 31, 2022, an increase of $14.4 million, or 59.4%. The increase was primarily due to an increase of $12.0 million revenue from products, and an increase of $4.0 million of software revenue, offset by a decrease of $1.2 million of other revenue, and a decrease of $0.4 million of advertising revenue. The Company expects that revenue for the year of 2024 would increase moderately as a result of the steady growth of its product sales and digital advertising, as well as the additions of its new cloud-based intelligent products and solutions.

The following table shows our revenue, percentage of revenue, cost of revenue and gross margin, by revenue categories:

	Year Ended December 31, 2023				Year Ended December 31, 2022
		% of	Cost of	Gross		% of	Cost of	Gross
	Revenue	Revenue	Revenue	Margin	Revenue	Revenue	Revenue	Margin
Products	$24,239,113	62.74%	21,389,832	11.75%	$12,253,565	50.56%	11,125,855	9.20%
Software	8,798,802	22.77%	4,145,233	52.89%	4,820,454	19.89%	665,846	86.19%
Advertising	5,001,695	12.95%	3,945,211	21.12%	5,409,511	22.32%	3,746,585	30.74%
Others	596,025	1.54%	303,078	49.15%	1,749,933	7.23%	1,465,128	16.28%
Total	$38,635,635	100.00%	29,783,354	22.91%	$24,233,463	100.00%	17,003,414	29.83%

A breakdown of revenue, percentage of revenue, cost of revenue and gross margin by segments is as follows:

	Year Ended December 31, 2023				Year Ended December 31, 2022
		% of	Cost of	Gross		% of	Cost of	Gross
	Revenue	Revenue	Revenue	Margin	Revenue	Revenue	Revenue	Margin
TIT Segment	$214,980	0.56%	183,381	14.70%	$235,128	0.97%	715,907	(204.48)%
CBT Segment	38,420,655	99.44%	29,599,973	22.96%	23,998,335	99.03%	16,287,508	32.13%
Total	$38,635,635	100.00%	29,783,354	22.91%	$24,233,463	100.00%	17,003,415	29.83%

Cost of revenue and gross profit. As indicated in the tables above, our cost of revenue increased by $12.8 million, which were mainly attributed to increases in cost of products of $10.3 million and cost of software of $3.5 million, or 75.2%, to $29.8 million, for the year ended December 31, 2023, from $17.0 million for the year ended December 31, 2022. As a percentage of revenue, our cost of revenue increased to 77.1% during the year ended December 31, 2023, from 70.2% during the year ended December 31, 2022. As a result, gross profit as a percentage of revenue decreased to 22.9% for the year ended December 31, 2023 from 29.8% for the year ended December 31, 2022. The decrease in the overall gross margin primarily resulted from lower margin of software and advertising.

Administrative expenses. Our administrative expenses consist primarily of compensation and benefits for our general management, finance and administrative staff, professional advisor consulting fees, audit fees, and other expenses incurred in connection with general operations. Our administrative expenses decreased by $0.5 million, or 8.9%, to $5.6 million for the year ended December 31, 2023, from $6.1 million for the year ended December 31, 2022. As a percentage of revenue, administrative expenses decreased to 14.5% for 2023, from 25.4% for 2022. Such decrease was primarily due to a decrease of $0.4 million of professional service fee, a decrease of $0.3 million in depreciation expenses, a decrease of foreign currency exchange loss of $0.4 million, and a decrease of $0.2 million in office expenses, offset by increase of $1.0 million in share-based compensation to certain directors, executive officers, employees and consultants. We expect that the administrative expenses in 2024 will decrease as a result of the decrease of share-based compensation. As a percentage of revenue, administrative expenses will decrease as result of the expected additions of new revenue streams.

Research and development expenses. Our research and development expenses consist primarily of personnel related expenses, as well as costs associated with new software and hardware development and enhancement. Our research and development expenses decreased by $0.6 million, or 17.7%, to $3.0 million for the year ended December 31, 2023, from $3.6 million for the year ended December 31, 2022. Such decrease was primarily due to the decrease in depreciation of R&D related hardware equipment and software, and the decrease in payroll and benefits to R&D staff. As a percentage of revenue, research and development expenses decreased to 7.7% for 2023, from 14.9% for 2022. We expect that the R&D expenses in 2024 will be consistent with that of fiscal 2023, while as a percentage of revenue, R&D expenses will slightly decrease.

Selling expenses. Our selling expenses consist primarily of the compensation and benefits to our sales and marketing staff, business entertainment expenses, and marketing expenses. Our selling expenses decreased by $0.16 million, or 24.5%, to $0.48 million for the year ended December 31, 2023, from $0.64 million for the year ended December 31, 2022. This decrease was due to the decrease of the selling activities related costs. We expect that the selling expenses in 2024 will increase in line with revenue increase, while as a percentage of revenue, selling expenses will slightly decrease.

Subsidy income. Our subsidy income consists primarily of the compensation and benefits to governmental subsidies. Our subsidy income increased by $0.14 million, or 97.1%, to $0.29 million for the year ended December 31, 2023, from $0.15 million for the year ended December 31, 2022.

Other income (loss). Our other income decreased by $3.0 million, or 91.9%, to $0.3 million for the year ended December 31, 2023, from $3.3 million for the year ended December 31, 2022. Other income in 2022 was mainly generated from an income of approximately $3.0 million for disposition of a subsidiary.

Interest expense. Interest expense for the year ended December 31, 2023 was approximately $0.6 million, compared to interest expense of approximately $0.6 million in 2022.

Income tax expense. We recorded income tax expense of $7,980 for the year ended December 31, 2023, as compared to $69,869 of income tax expense in 2022.

Net loss (income) from discontinued operations. Net loss from discontinued operations for the year ended December 31, 2023 was approximately $0.5 million, compared to a net loss of approximately $6.5 million in 2022.

Net loss attributable to Company. As a result of the cumulative effect of the foregoing factors, we had a net loss attributable to the Company of $0.7 million for the year ended December 31, 2023, as compared to net loss of $7.1 million for the year ended December 31, 2022.

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

Foreign Currency Fluctuations

See Item 11 “Quantitative and Qualitative Disclosures about Market Risk-Foreign Exchange Risk.”

B. Liquidity and Capital Resources

As of December 31, 2023, we had cash and cash equivalents of $1.3 million.

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

The allowance for credit losses at December 31, 2023 and 2022, totaled approximately $25.6 million and $25.5 million, respectively, representing management’s best estimate. The following table describes the movement for allowance for credit losses during the year ended December 31, 2023.

Balance at December 31, 2022	$25,484,295
Increase in allowance for credit losses	794,087
Foreign exchange difference	(686,436)
Balance at December 31, 2023	$25,591,946

The following table summarizes the key cash flow components from our consolidated statements of cash flows for the periods indicated.

Cash Flows

	Years Ended December 31,
	2023	2022	2021
Net cash (used in) operating activities	(2,326,017)	(7,511,698)	(16,149,498)
Net cash (used in) provided by investing activities	(1,209,024)	4,310,557	(14,000,268)
Net cash provided by financing activities	3,839,344	22,716	33,028,157
Effects of exchange rate changes on cash and cash equivalents	(26,688)	(329,601)	555,961
Net increase (decrease) in cash and cash equivalents	277,615	(3,508,026)	3,434,352)
Cash, cash equivalents, and restricted cash at beginning of the year	1,023,240	4,531,266	1,096,914
Cash, cash equivalents, and restricted cash at end of the year	1,300,855	1,023,240	4,531,266

Operating Activities

Net cash used in operating activities was $2.3 million for the year ended December 31, 2023, $7.5 million for the year ended December 31, 2022 and $16.1 million for the year ended December 31, 2021. For the fiscal year 2023, net cash used in operating activities were primarily attributed to increase in advances to suppliers, increase in inventories and the decrease in accounts payable. For the fiscal year 2022, net cash used in operating activities were primarily attributed to the increase in accounts receivable for approximately $4.0 million and approximately $6.0 million for decrease in accounts payable. Net cash used in operating activities in the fiscal year 2021 were primarily attributed to increase in advance to suppliers for approximately $4.3 million and approximately $9.8 million for reduction of our payable liabilities.

Investing Activities

Net cash used in investing activities was $1.2 million for the year ended December 31, 2023 and net cash provided by investing activities was $4.3 million for the year ended December 31, 2022. Net cash used in investing activities was $14.0 million for the year ended December 31, 2021. Net cash used in investing activities in 2023 was mainly due to purchase of property and equipment of approximately $1.2 million. Net cash provided by investing activities in 2022 was mainly due to purchase of property and equipment of approximately $1.8 million, offset by the proceeds from sales of property and equipment of $1.1 million, and proceeds from sales of cryptocurrencies of $5.0 million. Net cash used in investing activities in 2021 was mainly due to the purchase of property and equipment of approximately $11.3 million, and the consideration paid for acquisition of $7.3 million, offset by the proceeds from sales of cryptocurrencies of $4.5 million.

Financing Activities

Net cash provided by financing activities was $3.8 million for the year ended December 31, 2023, mainly attributable to proceeds from borrowings under short-term loans of $8.8 million, repayment of short-term loan of $7.2 million, proceeds from issuance of ordinary shares of $1.7 million, and proceeds from issuance of convertible note of $0.6 million. Net cash provided by financing activities was $22,700 for the year ended December 31, 2022, mainly attributable to proceeds from borrowings under short-term loans of $7.4 million, and repayment of short-term loan of $7.4 million. Net cash provided by financing activities was $33.0 million for the year ended December 31, 2021, mainly attributable to receipts of the borrowings from related party of $3.1 million, and net proceeds of $28.3 million from issuance of ordinary shares through private placement offerings.

Loan Facilities

As of December 31, 2023 and 2022, our loan facilities were as follows:

Short-term bank loans

	December 31,
	2023	2022
Secured short-term loans	$8,547,509	$7,203,762
Total short-term bank loans	$8,547,509	$7,203,762

Management’s Plans

As a result of the recovery of market conditions and customer demands, as well as the Company’s continued efforts in diversifying applications of its innovative Taoping smart cloud, the Company achieved a 59.4% year-over-year revenue growth and significantly reduced net loss by $6.4 million in 2023. Cash and cash equivalents at December 31, 2023 was $1.3 million, compared to cash and cash equivalents of $1.0 million a year ago.

The Company incurred a net loss of $0.7 million for year ended December 31, 2023, compared to a net loss of $7.1 million for 2022. The improved profitability was mainly due to the increase of gross profit, and the Company’s cessation of cryptocurrency mining business in 2023. As of December 31, 2023, the Company had a working capital surplus of approximately $5.2 million, significantly improved from a working capital deficit of $0.2 million as of December 31, 2022.

The Company will continue to focus the efforts on the digital advertising and other cloud-based and AI-related products and applications. Furthermore, its two core competencies, the Taoping national sales network and the highly scalable and compatible cloud platform, and its strong software development capability, make it a valued partner by many other smart-community customers and solution providers. In addition to seeking strategic acquisition to expand its digital advertising business, the Company continues to explore business opportunity in the smart community and new energy sectors. Starting from April 2023, the Company has entered into a series of long-term strategic cooperation agreements with various customers to provide Taoping’s cloud-based intelligent product solutions, including smart large screen, IoT smart rest station and off-grid wastewater treatment solution, which are expected to generate revenue and operating cashflow for the Company for year 2023 and beyond.

If the Company’s execution of business strategies is not successful in addressing its current financial concerns, additional capital raise from issuing equity security or debt instrument or additional loan facility may occur to support required cash flows. The Company’s existing $8.5 million revolving bank loan, which was collateralized with the Company’s office property, provides important capital support for its operation. In addition, the Company has renewed the bank facility line with a value of approximately $2.6 million in July 2023 and a value of approximately $4.9 million in September 2023, and both are valid for 12 months.

July 2023 Standby Equity Purchase Agreements

On July 17, 2023, the Company entered into a public standby equity purchase agreement and a private standby equity purchase agreement with an investor. Pursuant to the agreements, the Company has the right, but not the obligation, to sell to the investor up to $1,000,000 and $10,000,000, respectively, of its ordinary shares, within 24 months and 36 months, respectively, from the date of the agreements. As of April 2024, the Company has raised a total of $3.3 million through this equity line offering. In conclusion, the Company believes that it has the ability to raise needed capital to fund its operations and business growth, and is able to operate as a going concern.

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

September 2023 Securities Purchase Agreement and Convertible Promissory Note

On September 27, 2023, the Company entered into a securities purchase agreement, pursuant to which the Company sold to the investor an unsecured convertible promissory note (the “Note”) with a 12-month maturity. The Note has the original principal amount of $609,000.00 including the original issue discount of $44,000 and the investor’s legal and other transaction costs of $15,000. The Company anticipates using the proceeds for general working capital purposes. The investor may, at any time after six months from the issue date, convert all or any part of the outstanding balance of the note, at a conversion price of $8.00 per share. In addition, at any time after six months from the issue date, the investor may redeem all or any portion of the note, subject to a maximum amount of $150,000 per month, into ordinary shares of the Company at a price equal to 80% multiplied by the lowest daily volume-weighted average price during the 10 trading days immediately preceding the applicable redemption, subject to certain adjustments and limitations. The investor also has the right, on any trading day and the following trading day, that any intraday trade price of the ordinary shares is 10% greater than the previous measurement period’s closing trade price (as defined in the Note), to redeem all or any portion of the outstanding balance of the note into ordinary shares.

The Note is recognized initially at fair value, net of debt discounts including original issue discount, transaction Expense Amount, and allocation of proceeds to beneficial conversion feature, in the amount of $215,440. As of December 31, 2023, the remaining unamortized debt discount was $159,785, and will be amortized through September 27, 2024. See “Notes to Consolidated Financial Statements- 16. Convertible Note Payable” on page F-37 for additional information.

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

The following table provides the amount of our statutory general reserve, the amount of restricted net assets, consolidated net assets, and the amount of restricted net assets as a percentage of consolidated net assets, as of December 31, 2023 and 2022:

	December 31,
	2023	2022
PRC general reserve - restricted net assets	$10,209,086	$10,209,086
Consolidated net assets	$12,763,297	$9,616,692
Restricted net assets as percentage of consolidated net assets	79.99%	106.16%

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

As of December 31, 2023 and 2022, the breakdown of our cash and cash equivalents (including restricted cash) was as follows:

	December 31,
	2023	2022
Cash located outside of the PRC	$653,638	$17,348
Cash held by other entities located in the PRC (except VIEs noted above)	647,217	997,243
Cash and cash equivalents from continuing operations	1,300,855	1,014,591
Cash and cash equivalents from discontinued operations	-	8,649
	$1,300,855	$1,023,240

We do not believe that there would be any material costs to transfer cash outside the PRC. In addition, as our operations are principally based in China, our non-PRC consolidated entities do not incur material cash obligations. If nature of the businesses for our non-PRC consolidated entities have changed in the future and require material amounts of cash being transferred to them, we will assess the feasibility and plan cash transfers in accordance with foreign exchange regulations, taking into account of tax consequences. A company registered in mainland China must apply for and receive an approval from the SAFE to remit foreign currency to any foreign country, and must comply with PRC statutory reserve requirement as disclosed in Item 3 Key Information - D. Risk Factor of this annual report. As we conduct all of our operations in China, our inability to convert cash and short-term investments held in RMB to other currencies will materially affect our liquidity.

C. Research and Development, Patents and Licenses, Etc.

Our industry is characterized by extremely rapid technological change, evolving industry standards, and changing customer demands. These conditions require continuous expenditures on product research and development to enhance existing products, create new products, and avoid product obsolescence. See Item 3 “Key Information-D. Risk Factors-If we are unable to develop and offer competitive new products and services, our future operations could be adversely affected,” -“If we are unable to keep abreast with the rapid technological changes in our industry, demand for our products and services could decline and adversely affect our revenue and growth,” and -“Our technology may become obsolete, which could materially adversely affect our ability to sell our products and services.” For a detailed analysis of research and development costs, see Item 5.A. “Operating Results-Results of Operations-Research and development expenses”.

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

E. Accounting policies adopted on the preparation of financial statements

The preparation of financial statements in conformity with U.S. GAAP requires our management to make assumptions, estimates and judgments that affect the amounts reported in the financial statements, including the notes thereto, and related disclosures of commitments and contingencies, if any. We consider our accounting policies to be those that require the more significant judgments and estimates in the preparation of financial statements, including the following:

Revenue Recognition

In accordance with the ASC 606, the Company recognizes revenues net of applicable taxes, when goods or services are transferred to customers in an amount that reflects the consideration to which the Company expects to receive in exchange for those goods or services.

The Company generates its revenues primarily from four sources: (1) product sales, (2) software sales, (3) advertising and (4) other sales. Revenue is recognized when obligations under the terms of a contract with our customers are satisfied, generally, upon delivery of the goods and services.

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

Revenue - Software

The Company designs and develops software products. Software development usually includes developing software, integrating various isolated software systems into one, and testing the software. The design and build process, together with the integration of the various elements, are generally determined to be essential to the functionality of the delivered software. The contracted price is usually paid at the delivery of the software. The Company usually provides non-software services including after-sale support and training. The training only occurs at the introduction of the software. The software is high ended and stable, after-sale support and subsequent upgrade or enhancement are infrequent. The Company has estimated the costs associated with the non-software performance obligations and concludes that these obligations are de minimis to the overall contract. Therefore, the Company does not further allocate transaction price.

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

Accounts Receivable, Accounts Receivable -related parties

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

The Company estimates allowance for credit losses for the anticipation of future economic condition and credit risk indicators of customers. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. In the event the Company recovers amounts previously reserved for, the Company will reduce the specific allowance for credit losses.

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

NAME	AGE	POSITION
Jianghuai Lin	55	Chairman of the Board, Chief Executive Officer
Zhiqiang Zhao	53	President and Director
Liqiong (Iris) Yan	47	Chief Financial Officer
Zhixiong Huang	55	Chief Operating Officer
Guangzeng Chen	45	Chief Technology Officer
Huan Li	39	Chief Marketing Officer
Ping Cai	64	Director
Yong Jiang	50	Director
Remington C.H. Hu	58	Director

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

Ms. Ping Cai. Ms. Cai has been serving as an Associate Professor of Engineering at Shenzhen MSU-BIT University since August 2022. Prior to her current role, she held the position of Associate Professor at the College of Big Data and Internet at Shenzhen Technology University from August 2020 to July 2022. Before that, she made significant contributions to the academic community as an Associate Professor at the College of Computer Science and Software Engineering in Shenzhen University from August 1988 to July 2020. Ms. Cai is an accomplished academician, having edited a major textbook titled “Introduction to Computer” and co-edited four textbooks in collaboration with others. She has demonstrated her commitment to research by presiding over two projects above the provincial level and publishing more than ten research papers.

Her outstanding contributions to education have been recognized through various honors, including winning one first prize and one second prize for higher education teaching achievement in Guangdong Province. Additionally, she received one first prize for Excellent Teaching Achievement at Shenzhen University and the prestigious award for Excellent Undergraduate Teacher of Shenzhen University. Ms. Cai earned her Bachelor’s degree in Computer Software from Nanjing University in 1982 and went on to achieve a Master’s degree in Software Engineering from Wuhan University in 2004. Her educational background, coupled with her extensive experience in academia, underscores her dedication and expertise in the field of engineering and software development.

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

B. Compensation

In 2023, we paid an aggregate of approximately $626,000 in cash compensation to our directors and senior management as a group. We do not set aside or accrue any amounts for pension, retirement or other benefits for our directors and senior management. However, we reimburse our directors for out-of-pocket expenses incurred in connection with their services in such capacity.

2016 Equity Incentive Plan, as amended

On May 9, 2016, the Board of Directors of the Company adopted the 2016 Equity Incentive Plan, or the 2016 Plan, pursuant to which the Company may offer up to five million ordinary shares as equity incentives to its directors, employees and consultants. Such number of shares is subject to adjustment in the event of certain reorganizations, mergers, combinations, recapitalizations, stock splits, stock dividends, or other change in the corporate structure of the Company affecting the shares issuable under the 2016 Plan. On July 30, 2020, the Company effectuated a 6-to-1 share combination, which effectively reduced the ordinary shares authorized to be issued under the 2016 Plan from 5,000,000 to 833,334. On May 9, 2021, the Board of Directors of the Company amended the 2016 Plan to, among other things, (1) increase the number of ordinary shares authorized to be issued pursuant to the 2016 Plan by 4,166,666 to 5,000,000, and (2) extend the term of the 2016 Plan to May 9, 2026. On August 1, 2023, the Company effectuated a 10-to-1 share combination, which effectively reduced the ordinary shares authorized to be issued under the 2016 Plan from 5,000,000 to 500,000.

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

Shares Available for Issuance Under the 2016 Plan. Subject to adjustment as described below, (a) the maximum aggregate number of Shares that may be issued under the 2016 Plan is 500,000 ordinary shares, (b) to the extent consistent with Section 422 of the Code, not more than an aggregate of 500,000 Ordinary Shares may be issued under ISOs, and (c) not more than 50,000 ordinary shares (or for Awards denominated in cash, the Fair Market Value of 50,000 ordinary shares on the Grant Date), may be awarded to any individual Participant in the aggregate in any one fiscal year of the Company, such limitation to be applied in a manner consistent with the requirements of, and only to the extent required for compliance with, the exclusion from the limitation on deductibility of compensation under Code Section 162(m). The number and class of shares available under the 2016 Plan are subject to adjustment in the event of certain reorganizations, mergers, combinations, recapitalizations, share splits, share dividends, or other similar events which change the number or kind of shares outstanding.

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

The 2016 Plan will expire on May 9, 2026, unless sooner terminated by the Board.

On May 27, 2016, the following directors and officers were granted options to purchase ordinary shares of the Company under the 2016 Plan:

●	Jianghuai Lin, options to purchase 5,000 ordinary shares

●	Zhiqiang Zhao, options to purchase 3,334 ordinary shares

●	Zhixiong Huang, options to purchase 3,334 ordinary shares

●	Guangzeng Chen, options to purchase 2,500 ordinary shares

The options are exercisable at the fair market value of the Company’s ordinary shares on the grant date ($72.6 per share) with 40% of the options vesting 18 months after the date of grant, 30% vesting 30 months after the date of grant and the remaining 30% vesting 42 months after the date of grant. On January 22, 2018, Messrs. Lin, Zhao, Huang and Chen partially exercised their options granted on May 27, 2016 on a cashless basis, and received 1,194, 796, 796 and 597 ordinary shares of the Company, respectively. On July 31, 2020, Messrs. Lin, Zhao, Huang and Chen partially exercised their options on a cashless basis, and received 525, 350, 350, 263 ordinary shares of the Company, respectively.

On May 17, 2017, Mr. Chen was granted options to purchase additional 4,000 ordinary shares of the Company under the 2016 Plan. The options are exercisable at the fair market value of the Company’s ordinary shares on the date of the grant ($59.4 per share) with 40% of the options vesting 12 months after the date of grant, 30% vesting 24 months after the date of grant and the remaining 30% vesting 36 months after the date of grant. On July 31, 2020, Mr. Chen exercised his options on a cashless basis, and received 1,300 ordinary shares of the Company.

On July 10, 2020, a total of 5,737 share options were granted to certain consultants of the Company.

On July 24, 2020, the following directors and officers were granted options to purchase ordinary shares of the Company under the 2016 Plan:

●	Jianghuai Lin, options to purchase 4,250 ordinary shares

●	Zhiqiang Zhao, options to purchase 3,334 ordinary shares

●	Zhixiong Huang, options to purchase 3,334 ordinary shares

●	Guangzeng Chen, options to purchase 3,084 ordinary shares

From December 2021 to July 2022, a total of 3,000 restricted shares were granted to certain consultant of the Company.

On May 26, 2023, the board of directors granted restricted shares in an aggregate amount of 200,000 ordinary shares, no par value under the 2016 Plan to certain of its directors, executive officers and employees as compensations for their services. The following shares were granted to the executive officers and directors of the Company:

●	Jianghuai Lin, 100,000 shares;
●	Zhiqiang Zhao, 27,000 shares;
●	Zhixiong Huang, 27,000 shares;
●	Iris Yan, 27,000 shares;
●	Huan Li, 8,000 shares;
●	Guangzeng Chen, 2,000 shares;
●	Yong Jiang, 1,500 shares;
●	Remington C.H. Hu, 1,500 shares.

All of the restricted shares vested immediately upon the grant date.

As of the date of this report, we have issued 238,453 restricted shares under the 2016 Plan and no options to purchase ordinary shares are outstanding.

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

Audit Committee and Audit Committee Financial Expert

Our Audit Committee is currently composed of three members: Messrs. Ping Cai, Yong Jiang, and Remington C.H. Hu. Our Board of Directors determined that each member of the Audit Committee meets the independence criteria prescribed by applicable regulation and the rules of the SEC for audit committee membership and is an “independent” director within the meaning of the NASDAQ Marketplace Rules. Each Audit Committee member also meets NASDAQ’s financial literacy requirements. Mr. Hu serves as Chair of the Audit Committee.

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

Compensation Committee

Our Compensation Committee is currently composed of three members: Messrs. Ping Cai, Yong Jiang, and Remington C.H. Hu, each of whom is “independent” within the meaning of the NASDAQ Marketplace Rules. Ms. Cai serves as Chair of the Compensation Committee.

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

Governance and Nominating Committee

Our Governance and Nominating Committee is currently composed of three members: Messrs. Ping Cai, Yong Jiang, and Remington C.H. Hu, each of whom is “independent” within the meaning of the NASDAQ Marketplace Rules. Mr. Jiang serves as Chair of the Governance and Nominating Committee.

The Governance and Nominating Committee assists the Board in identifying individuals qualified to become our directors and in determining the composition of the Board and its committees.

The Governance and Nominating Committee is responsible for, among other things:

●	identifying and recommending to the Board nominees for election or re-election of the Board, or for appointment to fill any vacancy;

●	reviewing annually with the Board the current composition of the Board in light of the characteristics of independence, age, skills, experience and availability of service to us;

●	identifying and recommending to the Board the directors to serve as members of the Board’s committees; and

●	monitoring compliance with our code of ethics.

The procedures by which stockholders may recommend nominees have not changed materially since last year’s proxy statement.

Board Diversity Matrix (As of April 24, 2024)
Country of Principal Executive Offices:	China
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5

	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	4	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction			0
LGBTQ+			0
Did Not Disclose Demographic Background			0

D. Employees

As of December 31, 2021, 2022 and 2023, we had a total of 76, 63 and 56 full-time employees, respectively. The following table illustrates the allocation of these employees among the various job functions conducted at our company as of December 31, 2023.

Department	Number of Employees
Software Development	16
Sales & Marketing	12
Administration & Human Resources	4
Operation	9
Finance and Accounting	9
Management	6
TOTAL	56

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

E. Share Ownership

The following table sets forth information regarding beneficial ownership of each class of our voting securities as of April 24, 2024 (i) by each person who is known by us to beneficially own 5% or more of each class of our voting securities; (ii) by each of our officers and directors; and (iii) by all of our officers and directors as a group. Unless otherwise specified, the address of each of the persons set forth below is in care of the Company, 21st Floor, Everbright Bank Building, Zhuzilin, Shenzhen 518040, China.

Name and Address of Beneficial Owner	Office, If Any	Title of Class	Amount and Nature of Beneficial Ownership(1)	Percent of Class(2)
Officers and Directors
Jianghuai Lin	Chairman and CEO	Ordinary Shares	518,956	11.5%
Zhiqiang Zhao	President and Director	Ordinary Shares	33,658	*
Liqiong (Iris) Yan	Chief Financial Officer	Ordinary Shares	27,762	*
Zhixiong Huang	Chief Operating Officer	Ordinary Shares	31,946	*
Guangzeng Chen	Chief Technology Officer	Ordinary Shares	3,000	*
Huan Li	Chief Marketing Officer	Ordinary Shares	8,000	*
Ping Cai	Director	Ordinary Shares	-	*
Yong Jiang	Director	Ordinary Shares	1,500	*
Remington C.H. Hu	Director	Ordinary Shares	1,500	*
All officers and directors as a group (10 persons named above)		Ordinary Shares	626,320	13.9%
5% Security Holders
Jianghuai Lin		Ordinary Shares	518,956	11.5%

* Less than 1%

(1)	Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to our ordinary shares.

(2)	As of April 24, 2024, a total of 4,516,126 ordinary shares are considered to be outstanding pursuant to SEC Rule 13d-3(d)(1). For each Beneficial Owner above, any securities that are exercisable or convertible within 60 days have been included in the denominator.

None of our major shareholders have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to Item 6 “Directors, Senior Management and Employees-E. Share Ownership.”

B. Related Party Transactions

The following includes a summary of transactions since January 1, 2021 between us and certain related persons. We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

●	Since May 2017, the Company has entered into a series of contracts with Taoping New Media Co., Ltd. (TNM) and its affiliates for the sale of the Company’s Cloud-Application-Terminal based digital ads display terminals, software and technical services. TNM was a related party company controlled by Mr. Lin, the Company’s Chairman and Chief Executive Officer, until the Company’s completion of the acquisition on June 9, 2021, after which date the related party transactions were eliminated in the Company’s consolidated financial statements. For the years ended December 31, 2023, 2022 and 2021, revenues from related parties for sales of products, software, and advertising were approximately $0.2 million, $0.1 million and $0.1 million, respectively. Accounts receivable from related parties, net of allowance for credit losses, as of December 31, 2023, 2022 and 2021 were approximately $0.6 million, $0.1 million and $0.4 million, respectively. Advances received from related parties were approximately $0.1 million, $0.1 million and $0.1 million as of December 31, 2023, 2022 and 2021, respectively.

●	For the year ended December 31, 2021, the Company had a rental income of approximately $27,000, from TNM which was for the office lease between TNM and the Company. Upon completion of the Company’s acquisition of TNM on June 9, 2021, the related party rental income was eliminated in the Company’s consolidated financial statements thereafter. Other revenue generated from related parties also includes system maintenance service provided to Taoping affiliate customers, which was approximately $nil, $20,000 and $49,000, for the years ended December 31, 2023, 2022 and 2021, respectively.

●	As of December 31, 2023 and 2022, the amounts due to related parties was $3.0 million and $3.3 million, respectively, which included the borrowing from the major shareholder, Mr. Jianghuai Lin (“Mr. Lin”), of approximately $0.9 million and $0.4 million, respectively, for 2 years without interest and matures on September 4, 2024, and a loan balance of approximately $2.1 million (RMB15 million) and approximately $2.9 million (RMB20 million), respectively, from a related company 100% owned by Mr. Lin for 12-month at the interest of 5.85% per annum, which matures on May 17, 2024.

●	On June 9, 2021, the Company and Biznest, a subsidiary of the Company, consummated an acquisition of 100% of the equity interests of TNM. Mr. Lin, the Chairman and CEO of the Company, who then owned approximately 24.6% of total shares outstanding of the Company, owned approximately 51% of TNM. TNM is a new media operator focusing on digital life scenes and mainly engaged in selling out-of-home advertising time slots on its networked smart digital advertising display terminals with artificial intelligence and big data technologies. Acquiring TNM and synergizing its new media network will enhance the Company’s presence in the new media and advertising sectors. After completion of the acquisition, TNM becomes a wholly owned subsidiary of Biznest.

●	On September 18, 2021, the Company and the Company’s wholly owned subsidiary, Information Security Technology (China) Co., Ltd. entered into an equity transfer agreement with Mr. Lin, the sole shareholder of iASPEC. Upon closing of the equity transfer, the Company’s existing VIE structure was dissolved and iASPEC became a wholly owned subsidiary of the Company.

See also Item 6 “Directors, Senior Management and Employees-B. Compensation.”

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

In September 2023, Guangdong Zexun Advertising Co., Ltd. filed a lawsuit against the Company which claimed a payment of RMB 231,866 (approximately $32,200) from the Company resulted from its alleged failure of performance for a business subcontract agreement signed by both parties in 2017. The Company anticipated an unfavorable outcome from the lawsuit and accrued a contingent liability of $32,200 for probable loss in 2023. The lawsuit was settled in a court mediation on January 30, 2024, and the Company agreed to pay the above claimed amount in three installments in 2024.

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

On August 1, 2023, we completed a share combination of Taoping’s ordinary shares at a ratio of one-for-ten, which decreased the Company’s outstanding ordinary shares to approximately 1,864,554 shares. This share combination did not change the maximum number of shares Taoping is authorised to issue or the par value of its ordinary shares. Accordingly, except as otherwise indicated, all share and per share information contained in this annual report has been restated to retroactively show the effect of the share combination.

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

The directors shall give notice of such resolutions passed to amend the memorandum and / or articles of association to the registered agent of the Company, for the registered agent to file with the Registrar of Corporate Affairs of the BVI a notice of the amendment to the memorandum of association or articles of association, or a restated memorandum and articles of association incorporating the amendment(s) made, and any such amendment(s) to the memorandum of association or articles of association will take effect from the date of the registration by the Registrar of Corporate Affairs of the notice of amendment or restated memorandum and articles of association incorporating the amendment(s) made.

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

Written Consent and Cumulative Voting

Similar to the laws of most U.S. jurisdictions, under BVI law, shareholders are permitted to approve matters by way of written resolution in place of a formal meeting. There are no prohibitions in relation to cumulative voting under the laws of the BVI but the Company’s memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

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

However, under BVI law, our directors may only exercise the rights and powers granted to them under the Company’s memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of the Company.

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

In certain circumstances, a shareholder has the right to seek various remedies against the company in the event the directors are in breach of their duties under the BVI Act. Pursuant to Section 184B of the BVI Act, if a company or director of a company engages in, proposes to engage in or has engaged in, conduct that contravenes the provisions of the BVI Act or the memorandum or articles of association of the company, the courts of the BVI may, on application of a shareholder or director of the company, make an order directing the company or director to comply with, or restraining the company or director from engaging in conduct that contravenes the BVI Act or the memorandum or articles. Furthermore, pursuant to Section 184I(1) of the BVI Act, a shareholder of a company who considers that the affairs of the company have been, are being or likely to be, conducted in a manner that is, or any acts of the company have been, or are likely to be oppressive, unfairly discriminatory, or unfairly prejudicial to him in that capacity, may apply to the courts of the BVI for an order which, inter alia, can require the company or any other person to pay compensation to the shareholders.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4 “Information on the Company,” Item 5 “Operating and Financial Review and Prospects-F. Tabular Disclosure of Contractual Obligations,” Item 7 “Major Shareholders and Related Party Transactions,” or filed (or incorporated by reference) as exhibits to this annual report or otherwise described or referenced in this annual report.

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

The Circular of the SAFE on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, or SAFE Circular 19, was promulgated on March 30, 2015 and became effective on June 1, 2015. According to SAFE Circular 19, a foreign-invested enterprise may, according to its actual business needs, settle with a bank the portion of the foreign exchange capital in its capital account for which the relevant foreign exchange bureau has confirmed monetary contribution rights and interests (or for which the bank has registered the account-crediting of monetary contribution). For the time being, foreign-invested enterprises are allowed to settle 100% of their foreign exchange capitals on a discretionary basis; a foreign-invested enterprise shall truthfully use its capital for its own operational purposes within the scope of business; where an ordinary foreign-invested enterprise makes domestic equity investment with the amount of foreign exchanges settled, the invested enterprise shall first go through domestic re-investment registration and open a corresponding Account for Foreign Exchange Settlement Pending Payment with the foreign exchange bureau (bank) at the place of registration. The Circular of the SAFE on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, was promulgated and became effective on June 9, 2016. According to SAFE Circular 16, enterprises registered in PRC may also convert their foreign debts from foreign currency into Renminbi at the enterprise’s discretion. SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on self-discretionary basis, which applies to all enterprises registered in the PRC. SAFE Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope and may not be used for investments in securities or other investment with the exception of bank financial products that can guarantee the principal in the PRC unless otherwise specifically provided. Besides, the converted Renminbi shall not be used to make loans for related enterprises unless it is within the business scope or to build or to purchase any real estate that is not for the enterprise own use with the exception for the real estate enterprise.

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

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

The SAFE issued the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, which became effective in July 2014, to replace the Circular of the State Administration of Foreign Exchange on Issues Concerning the Regulation of Foreign Exchange in Equity Finance and Roundtrip Investments by Domestic Residents through Offshore Special Purpose Vehicles, to regulate foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China. SAFE Circular 37 defines a SPV as an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate onshore or offshore assets or interests, while “round trip investment” is defined as direct investment in China by PRC residents or entities through SPVs, namely, establishing foreign-invested enterprises to obtain the ownership, control rights and management rights. SAFE Circular 37 stipulates that, prior to making contributions into an SPV, PRC residents or entities be required to complete foreign exchange registration with SAFE or its local branch. In addition, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015, which amended SAFE Circular 37 and became effective on June 1, 2015, requiring PRC residents or entities to register with qualified banks rather than SAFE in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

PRC residents or entities who had contributed legitimate onshore or offshore interests or assets to SPVs but had not obtained registration as required before the implementation of the SAFE Circular 37 must register their ownership interests or control in the SPVs with qualified banks. An amendment to the registration is required if there is a material change with respect to the SPV registered, such as any change of basic information (including change of the PRC residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, and mergers or divisions. Failure to comply with the registration procedures set forth in SAFE Circular 37 and the subsequent notice, or making misrepresentation on or failure to disclose controllers of the foreign-invested enterprise that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the relevant foreign-invested enterprise, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations. See “Risk Factors-Risks Relating to Doing Business in China-PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiary to liability or penalties, limit our ability to inject capital into our PRC subsidiary or limit our PRC subsidiary’s ability to increase their registered capital or distribute profits.”

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

We adopted an equity incentive plan, under which we have the discretion to award incentives and rewards to eligible participants. We have advised the recipients of awards under our equity incentive plan to handle relevant foreign exchange matters in accordance with the Stock Incentive Plan Notice. However, we cannot guarantee that all employee awarded equity-based incentives can successfully register with SAFE in full compliance with the Stock Incentive Plan Notice. See “Risk Factors-Risks Relating to Doing Business in China-Any failure to comply with PRC regulations regarding employee share incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.”

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

There are currently no withholding taxes or exchange control regulations in the BVI applicable to the Company or its shareholders.

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

Because of the redomestication transaction in 2012 by which the Company, which is a BVI company, became the parent of the U.S. domestic company of which it was formerly a subsidiary, the Company is treated, under Section 7874 of the Code, as a U.S. domestic corporation for U.S. federal tax purposes and, among other consequences, is subject to U.S. federal income tax on its worldwide income. This discussion assumes that Section 7874 of the Code continues to apply to treat the Company as a U.S. corporation for all purposes under the Code. If, for some reason (e.g., future repeal of Section 7874 of the Code), the Company were no longer treated as a U.S. corporation under the Code, the U.S. federal income tax consequences described herein could be materially and adversely affected.

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

U.S. Federal Income Tax Consequences for Non-U.S. Holders

Distributions

The rules applicable to non-U.S. holders for determining the extent to which distributions on the Company’s ordinary shares, if any, constitute dividends for U.S. federal income tax purposes are the same as for U.S. holders. See “-U.S. Federal Income Tax Consequences for U.S. Holders- Distributions.”

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

We deposit surplus funds with Chinese banks earning daily interest. We do not invest in any instruments for trading purposes. Most of our outstanding debt instruments carry fixed rates of interest. Our operations generally are not directly sensitive to fluctuations in interest rates. There was no long-term debt outstanding as of December 31, 2023 and 2022. A hypothetical 1.0% increase in the annual interest rates for all of our credit facilities under which we had outstanding borrowings at December 31, 2023 would increase net loss before income taxes by approximately $85,000 or less than 1% for the year ended December 31, 2023. Management monitors the banks’ prime rates in conjunction with our cash requirements to determine the appropriate level of debt balances relative to other sources of funds. We have not entered into any hedging transactions in an effort to reduce our exposure to interest rate risk.

Foreign Exchange Risk

While our reporting currency is the U.S. dollar, substantially all of our consolidated revenues and consolidated costs and expenses are denominated in RMB. Substantially all of our assets are denominated in RMB except for cash. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between the U.S. dollar and the RMB. If the RMB depreciates against the U.S. dollar, the value of our RMB revenues, earnings and assets as expressed in our U.S. dollar financial statements will decline. Assets and liabilities are translated at exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and equity is translated at historical exchange rates. Any resulting translation adjustments are not included in determining net income but are included in determining other comprehensive income, a component of equity. An average appreciation (depreciation) of the RMB against the U.S. dollar of 5% would increase (decrease) our comprehensive income by $1.2 million based on our outstanding revenues, costs and expenses, assets and liabilities denominated in RMB as of December 31, 2023. As of December 31, 2023, our accumulated other comprehensive income was approximately $23.6 million. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

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

As required by Rule 13a-15(e), our management has carried out an evaluation, with the participation and under the supervision of our Chief Executive Officer, Mr. Jianghuai Lin and our Chief Financial Officer, Ms. Liqiong (Iris) Yan, of the effectiveness of the design and operation of our disclosure controls and procedures, as of December 31, 2023. Based upon, and as of the date of this evaluation, Mr. Lin and Ms. Yan, determined that, as of December 31, 2023, our disclosure controls and procedures were not effective due to the material weaknesses in our internal control over financial reporting, which are described below.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2023. In making this assessment, management used the framework set forth in the report entitled Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company’s internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Based on our assessment, as a result of the material weaknesses described below, we determined that, as of December 31, 2023, our internal control over financial reporting was not effective based on those criteria.

As a result of our assessment, management identified the following control deficiencies that represent material weaknesses as of December 31, 2023: (1) We lack of formal process in respect of management going concern assessment and (2) We do not have sufficient formal procedures to be applied for the impairment assessment of the property, plant and equipment and long-lived assets and to consider appropriately all the internal and external impairment indicators as well.

We have taken steps to remediate these deficiencies as soon as practicable by implementing a plan to improve our internal control over financial reporting including, but not limited to, hiring additional internal staff and/or outside consultants experienced in US GAAP financial reporting as well as in SEC reporting requirements. In 2021 we promoted Ms. Liqiong (Iris) Yan to be our Chief Financial Officer to oversee our internal control over financial reporting, and recruited seasoned accounting staff to improve our technical capability for financial reporting process. Our management team will continue to monitor and evaluate the effectiveness of our internal controls and procedures and our internal controls over financial reporting on an ongoing basis and is committed to taking further action and implementing additional enhancements or improvements.

Our management does not believe that these deficiencies had a material effect on our financial condition or results of operations or caused our financial statements as of and for the year ended December 31, 2023 to contain a material misstatement.

Attestation Report of the Registered Public Accounting Firm

Because the Company is a non-accelerated filer, this annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.

Changes in Internal Control Over Financial Reporting

Except as described above, there have been no changes in our internal control over financial reporting during the fiscal year ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Remington C.H. Hu is an “audit committee financial expert” and that he is an “independent director” as defined by the rules and regulations of NASDAQ.

ITEM 16B. CODE OF ETHICS

Our code of conduct and business ethics conforms to the rules and regulations of NASDAQ. The code of conduct and business ethics applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer, and addresses, among other things, honesty and ethical conduct, conflicts of interest, compliance with laws, regulations and policies, including disclosure requirements under the federal securities laws, confidentiality, trading on inside information, and reporting of violations of the code. A copy of conduct and business ethics has been filed as Exhibit 11.1 to the annual report on Form 20-F dated March 30, 2018. Our code of ethics is also posted on the corporate governance page of our website at www.taop.com. During the fiscal year ended December 31, 2023, there were no waivers of our code of ethics.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with services rendered by our principal external auditors for the periods indicated.

	Fiscal Year Ended December 31,
	2023	2022
Audit Fees	$203,711	$212,353
Tax Fees	40,000	40,000
TOTAL	$243,711	$252,353

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

In addition, Maples and Calder has provided a letter to NASDAQ certifying that under BVI law, we are not required to hold annual shareholders’ meetings. In the fiscal year 2023, we followed the home country practice and did not hold an annual meeting of shareholders.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable.

ITEM 16J. INSIDER TRADING POLICIES

Not Applicable.

ITEM 16K. CYBERSECURITY

Risk Management and Strategy

We maintain a technology and cybersecurity program, which includes information security, as part of our overall risk management process with the aim that our information systems, including those of our suppliers and other third-parties, will be resilient, effective and capable of safeguarding against emerging risks and cybersecurity threats. We endeavor to assure our program is appropriately resourced and to attract and retain expert talent to execute it.

The program is based on the PRC Cybersecurity Law, aiming to comply with applicable laws and regulations. We use the PRC Cybersecurity Law as a guideline to help us identify, assess, and manage cybersecurity risks related to our business operations.

Under the PRC Cybersecurity Law, we have established preventive measures that are consistent with the national cybersecurity level. We fulfill our security obligations to protect our networks from interference, damage, or unauthorized access, and to prevent the leakage, theft, or alteration of network data. As part of our supplier risk management program, we conduct security assessments prior to engagement of high-risk suppliers and other third-party providers and have a monitoring program to evaluate ongoing compliance with our cybersecurity standards.

A key element of our technology and cybersecurity program strategy is fostering training and awareness. Our training and awareness program includes annual cybersecurity awareness training and role-based phishing tests for our employees and for third parties with access to our systems.

Our technology and cybersecurity program focuses on the defense, rapid detection and rapid remediation of cybersecurity threats and incidents. Our approach aims to deliver the control capabilities specified in the PRC Cybersecurity Law. Additionally, our program incorporates comprehensive cybersecurity policies and crisis response and management procedures, aimed at rapidly addressing, responding to, and effectively communicating about cybersecurity threats and incident.

Our cybersecurity crisis management program sets forth the items, procedures and actions we expect to address and follow in the event of a cybersecurity incident, including detection, response, mitigation and remediation. When a potential threat or incident is identified, our cyber security incident response team will assign a risk level classification and initiate the escalation and other steps called for by our plan. All incidents that are initially assessed by the cybersecurity incident response team as potentially high-risk are escalated promptly to our Chief Financial Officer, who will determine whether and what elements of our cybersecurity crisis response and management plan should be activated, including escalation to other senior management. Our Chief Financial Officer will inform our board of directors of cybersecurity incidents, as appropriate, considering a variety of factors, including financial, operational, legal or reputational impact.

Our program’s maturity and operational readiness are regularly evaluated by independent experts using the PRC Cybersecurity Law’s cybersecurity framework and penetration tests that are consistent with the national cybersecurity level. Our program, and the results of these independent evaluations and testing, are regularly reviewed by our senior management and members of our board of directors.

We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition.

Risk Governance

We are committed to appropriate cybersecurity governance and oversight.

Our board of directors has oversight of our strategic and business risk management, including cybersecurity risk management. Our board of directors is responsible for ensuring that management has processes in place designed to identify and evaluate cybersecurity risks to which we are exposed and to implement processes and programs to manage cybersecurity risks and mitigate cybersecurity incidents. Management is responsible for identifying, assessing, and managing material cybersecurity risks on an ongoing basis, establishing processes to ensure that such potential cybersecurity risk exposures are monitored, putting in place appropriate mitigation measures, maintaining cybersecurity policies and procedures, and providing regular reports to our board of directors.

For additional information on our cybersecurity risks, please see Item 1A “Risk Factors.”

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide our financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The full text of our audited consolidated financial statements begins on page F-1 of this annual report.

ITEM 19. EXHIBITS

Exhibit No.	Description

1.1	Amended and Restated Memorandum and Articles of Association of the registrant (incorporated by reference to Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K furnished by the registrant on December 30, 2020)
2.1	Description of Rights of Ordinary Shares Registered Pursuant to Section 12 of the Exchange Act as of December 31, 2023
2.2	Form of Warrant (incorporated by reference to Exhibit 4.1 to the Report of Foreign Private Issuer on Form 6-K furnished by the registrant on July 14, 2021)
4.1	Form of Independent Director Agreement (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form F-4 filed by the registrant on June 21, 2012)
4.2	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form F-4 filed by the registrant on June 21, 2012)
4.3	Form of Stock Option Agreement (incorporated by reference to Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K furnished by the registrant on June 1, 2016)
4.4	English translation of Share Acquisition Agreement, dated March 17, 2021, by and among the Company, Biznest Internet Technology Co., Ltd., Taoping New Media Co., Ltd. and shareholders of Taoping New Media Co., Ltd. (incorporated by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the registrant on March 19, 2021)
4.5	Taoping Inc. 2016 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 4.1 to the Report of Foreign Private Issuer on Form 6-K furnished by the registrant on May 10, 2021)
4.6	Form of Securities Purchase Agreement, dated July 12, 2021 (incorporated by reference to Exhibit 10.1 to the Report of Foreign Private Issuer on Form 6-K furnished by the registrant on July 14, 2021)
4.7	English Translation of Equity Transfer Agreement, dated September 18, 2021 (incorporated by reference to Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K furnished by the registrant on September 20, 2021)
4.8	Form of Idle mining Machines and Accessories Sales Contract (English Translation) (incorporated by reference to Exhibit 4.9 to the Annual Report on Form 20-F filed on April 25, 2023)
4.9	Form of Standby Equity Purchase Agreement (Public), dated July 17, 2023 (incorporated by reference to Exhibit 4.1 to the Report of Foreign Private Issuer on Form 6-K furnished by the registrant on July 19, 2023)
4.10	Form of Standby Equity Purchase Agreement (Public), dated July 17, 2023 (incorporated by reference to Exhibit 4.2 to the Report of Foreign Private Issuer on Form 6-K furnished by the registrant on July 19, 2023)
4.11	Form of Securities Purchase Agreement, dated September 27, 2023 (incorporated by reference to Exhibit 4.1 to the Report of Foreign Private Issuer on Form 6-K furnished by the registrant on September 29, 2023)
4.12	Form of Convertible Promissory Note, dated September 27, 2023 (incorporated by reference to Exhibit 4.2 to the Report of Foreign Private Issuer on Form 6-K furnished by the registrant on September 29, 2023)
8.1	List of the registrant’s subsidiaries
11.1	Code of Conduct and Business Ethics, adopted on June 20, 2012 (incorporated by reference to Exhibit 11.1 to the Annual Report on Form 20-F filed on March 30, 2018)
12.1	Certifications of Chief Executive Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)
12.2	Certifications of Chief Financial Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)
13.1	Certifications of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certifications of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent from PKF Littlejohn LLP, Independent Registered Public Accounting Firm
97.1	Clawback Policy of the Registrant
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 25, 2024	TAOPING INC.

/s/ Jianghuai Lin
Jianghuai Lin
Chief Executive Officer

TAOPING INC.

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Taoping Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Taoping Inc. (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows for each of the three years period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company’s short-term bank loans of $8.5 million which are repayable within one year and the uncertainty about the availability of future financing raise substantial doubt about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of the uncertainty.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which they relate.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the “Substantial Doubt about the Company’s Ability to Continue as a Going Concern” and Note 1 to the consolidated financial statements, the Company’s short-term bank loans of $8.5 million which are repayable within one year and the uncertainty about the future financing raise substantial doubt about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1 to the consolidated financial statements.

The principal considerations for our determination that the evaluation of management’s going concern assessment is a critical audit matter are the significant judgment and subjectivity inherent risk in the Company’s assumptions made in the going concern assessment and the uncertainty of the Company’s ability to secure funding subsequent to December 31, 2023.

Our audit procedures related to the evaluation of management’s going concern assessment included the following, among others:

a.	assessing the overall reasonableness of the Company’s going concern assessment, including significant assumptions utilized by the Company.
b.	assessing the projected revenue and operating costs, liquidity of existing assets, the terms of bank loans and related party loans and finance facilities available.
c.	considering the adequacy of the Company’s financial statements disclosures.

Revenue recognition

The Company has the following revenue streams:

a.	revenue from sale of products.
b.	revenue from software.
c.	revenue from advertising service.

As disclosed in Note 2 to the consolidated financial statements, the Company recognizes revenue from product, software and advertising service upon transfer of control of promised products or completion of service. Significant judgment is exercised by the management of the Company in determining existence criteria through evaluation on the terms and conditions in the contracts with customers and the identification of performance obligations in the recognition of revenue. The principal considerations for our determination that revenue recognition is a critical audit matter are:

a.	revenue is material to the consolidated financial statements; and
b.	significant judgement by management of the Company in determining the existence criteria to recognize revenue and the identification of performance obligations was extensive and it required a high degree of auditor judgement.

Our audit procedures in respect of the revenue recognition included:

a.	updating understanding of the system and reviewing related internal controls relevant to the revenue.
b.	examining sales contracts with major customers and evaluating the existence criteria determined and the performance obligations identified by the management of the Company.
c.	conducting substantive transaction and cut-off test.
d.	conducting analytical review on revenue.

/s/ PKF Littlejohn LLP
PKF Littlejohn LLP

We have served as the Company’s auditor since 2021.

London, United Kingdom
April 25, 2024

PCAOB ID No.: 2814

TAOPING INC.

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2023 AND 2022

	NOTES	December 31, 2023	December 31, 2022
ASSETS

CURRENT ASSETS
Cash and cash equivalents		$1,300,855	$1,014,591
Accounts receivable, net	2(e)	8,063,280	9,201,245
Accounts receivable-related parties, net	2(e)	630,775	91,371
Advances to suppliers	2(f)	12,015,810	5,851,381
Prepaid expenses		349,558	-
Inventories, net	8	1,250,567	356,358
Other current assets	13(a)	1,640,070	1,554,488
Current assets from discontinued operations	10	-	1,326,265
TOTAL CURRENT ASSETS		25,250,915	19,395,699

Property, equipment and software, net	9	6,677,484	7,833,902
Right-of-use assets	2(r)	-	48,786
Long-term investments	15	86,889	95,966
Goodwill		-	58,922
Other assets, non-current, net	13(b)	811,026	1,775,540
TOTAL ASSETS		$32,826,314	$29,208,815

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Short-term bank loans	11	$8,547,509	$7,203,762
Accounts payable		832,436	2,287,244
Advances from customers		1,199,732	622,581
Advances from customers-related parties	7(a)	90,880	94,832
Amounts due to related parties	7(c)	3,037,607	3,338,882
Accrued payroll and benefits		626,151	411,995
Other payables and accrued expenses	17	5,224,225	4,996,344
Income tax payable		55,262	60,054
Lease liability-current	14	-	29,373
Other current liability		-	149,148
Convertible note payable	16	449,215	-
Current liabilities from discontinued operations	10	-	377,539
TOTAL CURRENT LIABILITIES		20,063,017	19,571,754

Lease liability	14	-	20,369
TOTAL LIABILITIES		20,063,017	19,592,123

EQUITY
Ordinary shares, 2023 and 2022: par $0; authorized capital 100,000,000 shares; shares issued and outstanding, 2023: 2,891,822 shares; 2022: 1,587,371 shares*;	19	165,115,938	161,404,797
Additional paid-in capital	19	22,603,523	22,447,083
Reserve	18	10,209,086	10,209,086
Accumulated deficit		(208,752,548)	(208,054,607)
Accumulated other comprehensive income		23,587,298	23,610,333
Total equity of the Company		12,763,297	9,616,692
Non-controlling interest		-	-
TOTAL EQUITY		12,763,297	9,616,692

TOTAL LIABILITIES AND EQUITY		$32,826,314	$29,208,815

*	On August 1, 2023, the Company implemented a one-for-ten reverse stock split of the Company’s issued and outstanding ordinary shares. Except shares authorized, all references to number of shares, and to per share information in the consolidated financial statements have been retroactively adjusted.

The accompanying notes are an integral part of these consolidated financial statements

TAOPING INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

	NOTES	2023	2022	2021
Revenue – Products		$24,073,593	$12,135,570	$10,651,928
Revenue – Products-related parties	7(a)	165,520	117,995	72,779
Revenue – Advertising		5,001,695	5,397,610	2,577,712
Revenue - Advertising-related parties		-	11,901	-
Revenue – Software		8,792,781	4,820,454	5,174,422
Revenue – Software-related parties	7(a)	6,021	-	-
Revenue – Others		596,025	1,729,847	837,660
Revenue – Others-related parties	7(b)	-	20,086	76,078
TOTAL REVENUE		38,635,635	24,233,463	19,390,579

Cost – Products		21,389,832	11,125,855	9,890,346
Cost – Advertising	2(t)	3,945,211	3,746,585	2,193,945
Cost – Software		4,145,233	665,846	582,490
Cost – System integration		-	-	40,875
Cost – Others		303,078	1,465,128	11,469
TOTAL COST		29,783,354	17,003,414	12,719,125

GROSS PROFIT		8,852,281	7,230,049	6,671,454

Administrative expenses		5,600,578	6,149,981	11,638,691
Research and development expenses		2,967,043	3,606,653	4,479,045
Selling expenses		482,358	639,052	694,474
LOSS FROM OPERATIONS		(197,698)	(3,165,637)	(10,140,756)

Subsidy income		292,797	148,577	181,620
Loss from equity method investment		(8,031)	(261,397)	(814,440)
Other income (loss), net		267,292	3,314,433	(59,867)
Interest income		2,100	7,956	4,631
Interest expense and debt discounts expense		(580,630)	(556,434)	(928,352)

Loss before income taxes		(224,170)	(512,502)	(11,757,164)

Income tax (expense) benefit	12	(7,980)	(69,869)	(5,321)

Net (loss) from continuing operations		(232,150)	(582,371)	(11,762,485)
Net (loss) income from discontinued operations	10	(465,791)	(6,499,276)	1,837,626
NET LOSS		(697,941)	(7,081,647)	(9,924,859)
Less: net loss attributable to the non-controlling interest	4	-	-	-
NET LOSS ATTRIBUTABLE TO THE COMPANY		$(697,941)	$(7,081,647)	$(9,924,859)

(Loss) income per share - Basic and Diluted*
CONTINUING OPERATIONS
Basic	6	$(0.12)	$(0.37)	$(8.89)
Diluted	6	$(0.12)	$(0.37)	$(8.89)

DISCONTINUED OPERATIONS
Basic	6	$(0.24)	$(4.10)	$1.39
Diluted	6	$(0.24)	$(4.10)	$1.39

LOSS PER SHARE ATTRIBUTABLE TO THE COMPANY*
Basic	6	$(0.36)	$(4.47)	$(7.50)
Diluted	6	$(0.36)	$(4.47)	$(7.50)

*	On August 1, 2023, the Company implemented a one-for-ten reverse stock split of the Company’s issued and outstanding ordinary shares. Except shares authorized, all references to number of shares, and to per share information in the consolidated financial statements have been retroactively adjusted.

The accompanying notes are an integral part of these consolidated financial statements

TAOPING INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

	2023	2022	2021
Net loss	$(697,941)	$(7,081,647)	$(9,924,859)
Other comprehensive (loss) income:	-	-	-
Foreign currency translation (loss) gain	(23,035)	(881,398)	150,109
Comprehensive loss	(720,976)	(7,963,045)	(9,774,750)
Comprehensive loss attributable to the non- controlling interest	-	-	37,776
Comprehensive loss attributable to the Company	$(720,976)	$(7,963,045)	$(9,736,974)

The accompanying notes are an integral part of these consolidated financial statements

TAOPING INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

	Ordinary shares*		Additional Paid-in		Accumulated	Accumulated other comprehensive	Non controlling
	Shares	Amount	Capital	Reserve	deficit	income	interest	Total
BALANCE AS AT JANUARY 1, 2021	875,988	$131,247,787	$15,643,404	$14,044,269	$(192,212,544)	$23,612,413	$8,640,871	$976,200
Stock-based payment for consulting fee (Note 19)	6,200	187,390	72,706	-	-	-	-	260,096
Stock-based Compensation (Note 19)	-	-	158,070	-	-	-	-	158,070
Conversion of convertible notes (Note 19)	59,803	1,739,768	(205,810)	-	-	-	-	1,533,958
Issuance of ordinary shares for financing (Note 19)	434,074	17,894,609	-	-	-	-	-	17,894,609
Employee stock incentive (Note 19)	20,000	2,792,000	-	-	-	-	-	2,792,000
Net loss for the year	-	-	-	-	(9,924,859)	-		(9,924,859)
Foreign currency translation gain	-	-	-	-	-	187,886	(37,777)	150,109
Dissolve of variable interest entity and ordinary shares issued for acquisition of a wholly owned subsidiary	61,225	1,800,000	6,778,713	-	-	-	(8,603,094)	(24,381)
Ordinary shares issued for business acquisition	121,363	5,436,456	-	-	-	-	-	5,436,456
Minority shareholders’ contribution	-	-	-	-	-	-	(1,759)	(1,759)
BALANCE AS AT DECEMBER 31, 2021	1,578,653	161,098,010	22,447,083	14,044,269	(202,137,403)	23,800,299	(1,759)	19,250,499
Stock-based payment for consulting fee (Note 19)	2,000	188,650	-	-	-	-	-	188,650
Net loss for the year	-	-	-	-	(7,081,647)	-		(7,081,647)
Foreign currency translation (loss)	-	-	-	-	-	(881,398)	-	(881,398)
Disposal of a wholly owned subsidiary	-	-	-	(3,835,183)	1,164,443	691,432	-	(1,979,308)
Ordinary shares issued for business acquisition	6,718	118,137	-	-	-	-	-	118,137
Reversal of minority shareholders’ interest upon disposal of a subsidiary	-	-	-	-	-	-	1,759	1,759
BALANCE AS AT DECEMBER 31, 2022	1,587,371	161,404,797	22,447,083	10,209,086	(208,054,607)	23,610,333	-	9,616,692
Stock-based payment for consulting fee (Note 19)	50,000	340,000	-	-	-	-	-	340,000
Beneficial conversion feature on convertible note (Note 16)			156,440					156,440
Issuance of ordinary shares for Equity Incentive Plan (Note 19)	200,000	1,360,000	-	-	-	-		1,360,000
Issuance of ordinary shares for financing (Note 19)	1,047,733	1,961,923	-	-	-	-	-	1,961,923
Net loss for the year	-	-	-	-	(697,941)	-		(697,941)
Foreign currency translation (loss)	-	-	-	-	-	(23,035)	-	(23,035)
Ordinary shares issued for business acquisition	6,718	49,218	-	-	-	-	-	49,218
BALANCE AS AT DECEMBER 31, 2023	2,891,822	165,115,938	22,603,523	10,209,086	(208,752,548)	23,587,298	-	12,763,297

*	On August 1, 2023, the Company implemented a one-for-ten reverse stock split of the Company’s issued and outstanding ordinary shares. Except shares authorized, all references to number of shares, and to per share information in the consolidated financial statements have been retroactively adjusted.

The accompanying notes are an integral part of these consolidated financial statements

TAOPING INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

	2023	2022	2021
OPERATING ACTIVITIES
Net loss	$(697,941)	$(7,081,647)	$(9,924,859)
Adjustments to reconcile net (loss) to net cash (used in) provided by operating activities:
Provision for allowance for credit losses on accounts receivable, other current assets, and advances to suppliers	1,413,216	645,493	5,541,717
Provision for obsolete inventories	(53,314)	63,716	(82,255)
Depreciation	2,993,285	7,235,797	3,704,818
Amortization of convertible note discount	68,241	-	-
Loss (gain) on sale of property and equipment	96,131	3,001,559	(655,907)
Impairment of property and equipment	-	1,468,014	-
Loss from disposal of inventories	-	-	-
Stock-based payments for consulting services	204,000	23,100	187,390
Stock-based compensation to employees	1,360,000	-	2,950,070
Impairment on cryptocurrencies	-	1,517,172	493,617
(Gain) on sales of cryptocurrencies	-	(679,111)	(410,979)
Loss (gain) on disposal of subsidiaries	16,184	(3,106,798)	-
Loss on long-term investment	8,031	261,397	814,440
Exchange difference	594,137	1,524,177	-
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable	(393,934)	(3,964,973)	(907,826)
(Increase) decrease in accounts receivable from related parties	(197,096)	238,806	515,334
Decrease in accounts payable from related party	-	-	(70,525)
(Increase) decrease in inventories	(1,786,825)	101,792	165,566
Cryptocurrencies - mining and purchases	-	(5,026,628)	(5,455,345)
Decrease in other non-current assets	919,081	967,407	1,885,104
(Increase) in other receivables and prepaid expenses	(53,329)	(183,808)	-
(Increase) decrease in advances to suppliers	(6,266,842)	656,158	(6,719,399)
(Decrease) Increase in amounts due to/from related parties	494,889	-	(827,901)
Increase (decrease) in other payables and accrued expenses	(465,678)	798,636	(2,263,237)
Increase in advances from customers	593,429	235,823	48,301
Increase (decrease) in advances from related parties	509	(17,192)	(22,705)
Increase in payroll payable and benefits	199,360	177,953	231,673
(Decrease) increase in lease liability	(4,082)	(84,161)	91,586
(Decrease) in accounts payable	(1,364,282)	(5,986,490)	(5,812,529)
(Decrease) increase in income tax payable	(3,187)	(297,890)	374,353
Net cash (used in) operating activities	(2,326,017)	(7,511,698)	(16,149,498)

INVESTING ACTIVITIES
Proceeds from sales of cryptocurrencies	-	5,017,732	4,543,543
Proceeds from sales of property and equipment	-	1,082,272	-
Purchases of property, equipment and software	(1,209,613)	(1,793,342)	(11,293,962)
Acquisition of cash in connection with a business acquisition	589	3,895	7,545
Consideration paid for acquisition	-	-	(7,257,394)
Net cash (used in) provided by investing activities	(1,209,024)	4,310,557	(14,000,268)

FINANCING ACTIVITIES
Proceeds from borrowings under short-term loans	8,766,614	7,441,600	11,937,002
Borrowings from related parties	-	-	3,100,520
Repayment of short-term loans	(7,225,528)	(7,418,884)	(10,332,736)
Proceeds from issuance of convertible note	550,000	-	-
Proceeds from issuance of ordinary shares	1,748,258	-	28,323,371
Net cash provided by financing activities	3,839,344	22,716	33,028,157

Effect of exchange rate changes on cash and cash equivalents	(26,688)	(329,601)	555,961

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	277,615	(3,508,026)	3,434,352

CASH AND CASH EQUIVALENTS, BEGINNING	1,023,240	4,531,266	1,096,914
CASH AND CASH EQUIVALENTS, ENDING	$1,300,855	$1,023,240	$4,531,266

Supplemental disclosure of cash flow information:
Cash paid during the year
Income taxes	$8,180	$69,869	$-
Interest	$512,389	$553,885	$454,261

	December 31, 2023	December 31, 2022
Reconciliation to amounts on consolidated balance sheets
Cash and cash equivalents from continuing operations	$1,300,855	$1,014,591
Cash and cash equivalents from discontinued operations	-	8,649
Total cash, cash equivalents, and restricted cash	$1,300,855	$1,023,240

Supplemental disclosure of significant non-cash transactions*:

*	On August 1, 2023, the Company implemented a one-for-ten reverse stock split of the Company’s issued and outstanding ordinary shares. Except shares authorized, all references to number of shares, and to per share information in the consolidated financial statements have been retroactively adjusted.

In January 2021, the Company issued 700 non-restricted shares with a fair value of $21,840 to a consultant as a compensation for his service.

In March 2021, the Company issued 20,000 restricted ordinary shares under its 2016 Equity Incentive Plan to certain employees with the fair value of approximately $2,792,000 as rewards for their past services.

In April 2021, the Company issued warrants to an investor relationship consultant to purchase 1,500 ordinary shares of the Company as a compensation for its service. The fair value of the warrants was approximately $73,000.

In April 2021, the Company obtained right-of-use assets of approximately $1 million in exchange for lease liabilities.

In June 2021, the Company issued 121,363 restricted ordinary shares for the acquisition of Taoping New Media Co., Ltd. The fair value of the restricted ordinary shares was approximately $5,436,000.

In September 2021, the Company issued 61,225 ordinary shares for the acquisition of iASPEC Technology Group Co., Ltd. The fair value of the ordinary shares was approximately $1.8 million.

In November 2021, the Company issued 4,500 restricted ordinary shares with a fair value of $136,350 to a financial intermediary service organization as a compensation for the intermediary service.

In December 2021, the Company issued 1,000 ordinary shares with a fair value of $29,200 to a consultant as a compensation for his service.

In 2021, purchase of software and equipment in an amount of approximately $6.3 million was made by an increase in accounts payable, respectively, and $1.4 million was made by a decrease of advances to suppliers.

In 2021, the Company held cryptocurrencies in an amount of approximately of $830,000 which were noncash transactions received from cryptocurrency mining operations.

In February 2022, the Company issued the first phase of approximately 6,718 restricted ordinary shares with a fair value of approximately $118,000, for the acquisition of Zhenjiang Taoping IoT Tech. Co., Ltd (“ZJIOT”). The Company agreed to issue to the shareholders of ZJIOT a total of approximately 20,154 restricted ordinary shares in three phases, conditioned upon the satisfaction of certain performance targets.

In March 2022 and July 2022, the Company issued 2,000 ordinary shares with a fair value of $23,100 to a consultant as a compensation for his service.

In April 2023, the Company issued the second phase of approximately 6,718 restricted ordinary shares with a fair value of approximately $49,000, for the acquisition of ZJIOT, upon the satisfaction of certain performance targets.

In May 2023, the Company issued 50,000 restricted shares to a consultant as its service compensation for the service period from May 26, 2023 to May 25, 2024. The fair value of the 50,000 ordinary shares was $340,000, which was amortized over the service period.

In May 2023, the Company issued 200,000 ordinary shares with fair value of approximately $1,360,000 to certain directors, executive officers, and employees as compensations for their services.

The accompanying notes are an integral part of these consolidated financial statements

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION, PRINCIPAL ACTIVITIES AND MANAGEMENT’S PLANS

Taoping Inc. (f/k/a China Information Technology, Inc.), together with its subsidiaries (the “Company”), is a provider of cloud-app technologies for Smart City IoT platforms, digital advertising delivery, and other internet-based information distribution systems in China. Its Internet ecosystem enables all participants of the new media community to efficiently promote branding, disseminate information, and exchange resources. In addition, the Company provides a broad portfolio of software and hardware with fully integrated solutions, including Information Technology infrastructure, Internet-enabled display technologies, and IoT platforms to customers in government, education, residential community management, media, transportation, and other private sectors.

In May 2018, we changed our corporate name from “China Information Technology Inc.” to “Taoping Inc.”, to reflect our current business operations in the new media and IoT industries. In 2021, Information Security Tech International Co. Ltd. (“IST HK”), one of the Company’s Hong Kong subsidiaries then, changed its corporate name to Taoping Group (China) Ltd. to reflect the Company’s current corporate structure to be in line with the new business strategies. As listed in the table below, these services are provided through the Company’s operating subsidiaries, primarily in Hong Kong and mainland China.

In June 2021, the Company consummated an acquisition of 100% of the equity interest of Taoping New Media Co., Ltd (“TNM”), a leading media operator in China’s out-of-home digital advertising industry. Mr. Jianghuai Lin, the Chairman and CEO of the Company, who then owned approximately 24.6% of total shares outstanding of the Company, owned approximately 51% of TNM. TNM focuses on digital life scenes and mainly engaged in selling out-of-home advertising time slots on its networked smart digital advertising display terminals with artificial intelligence and big data technologies. The acquisition of TNM is expected to enhance the Company’s presence in the new media and advertising sectors.

In 2021, the Company launched blockchain related new business in cryptocurrency mining operations and newly established subsidiaries in Hong Kong to supplement its diminished Traditional Information Technology (TIT) business segment as a part of new business transformation. However, due to the decreased output and the highly volatile cryptocurrency market, the Company had ceased the operation of cryptocurrency mining business by December 2022, and continues to focus the efforts on its digital adverting, smart display and the newly added smart community and related businesses.

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

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In January 2022, the Company completed the acquisition of 100% equity interest of ZJIOT, aiming to accelerate the Company’s smart charging pile and digital new media businesses in East China.

As a result of the Company’s business transformation and its exit from the TIT business, the Company disposed of 100% equity interests of iASPEC (excluding iASPEC’s subsidiaries) which mainly conducted the Company’s TIT business to an unrelated third party for nil consideration on June 7, 2022. The disposition resulted in a total recorded income of approximately $3.0 million for the Company for the year ended December 31, 2022.

The Company disposed of 100% equity interests of TDL to an unrelated third party for nil consideration on September 6, 2023, and disposed of 100% equity interests of TDAL and TCL (including their respective subsidiary) to an unrelated third party for nil consideration on October 27, 2023. The disposition resulted in a total recorded loss of $16,184 for the Company for the year ended December 31, 2023.

In May 2023, the Company established a subsidiary Taoping EP Holdings (Shenzhen) Co., Ltd. with a majority stake of 51%, to explore the new off-grid wastewater treatment business line.

In September 2023, the Company acquired 80% equity from other shareholders of Fujian Taoping Investment Co., Ltd. with nil consideration, to expand its digital advertising and other businesses in Fujian Province. As a result of the acquisition, the Company currently owns 100% of Fujian Taoping Investment Co, Ltd.

In November 2023, the Company established a subsidiary Taoping (Guangxi) EP Tech Co., Ltd. to expand its wastewater treatment business in Guangxi Province.

		December 31, 2023	December 31, 2022	December 31, 2021
Entities	Subsidiaries	% owned	% owned	% owned	Location
Taoping Inc.					British Virgin Islands
Taoping Holdings Limited (THL)	Subsidiary	100%	100%	100%	British Virgin Islands
Taoping Group (China) Ltd. (IST HK)	Subsidiary	100%	100%	100%	Hong Kong, China
Taoping Digital Assets (Asia) Limited (TDAL)	Subsidiary	-	100%	100%	Hong Kong, China
Taoping Digital Assets (Hong Kong) Limited (TDL)	Subsidiary	-	100%	100%	Hong Kong, China
Taoping Capital Limited (TCL)	Subsidiary	-	100%	100%	Hong Kong, China
Alpha Digital Group Ltd. (ADG)	Subsidiary	-	-	100%	Cayman, Island
Kazakh Taoping Operation Management Co. Ltd. (KTO)	Subsidiary	-	100%	100%	Kazakhstan
Kazakh Taoping Data Center Co. Ltd. (KTD)	Subsidiary	-	100%	100%	Kazakhstan
Information Security Tech. (China) Co., Ltd. (IST)	Subsidiary	100%	100%	100%	Shenzhen, China
TopCloud Software (China) Co., Ltd. (TopCloud)	Subsidiary	100%	100%	100%	Shenzhen, China
Information Security IoT Tech. Co., Ltd. (ISIOT)	Subsidiary	100%	100%	100%	Shenzhen, China
iASPEC Technology Group Co., Ltd. (iASPEC)	Subsidiary	-	-	100%	Shenzhen, China
Biznest Internet Tech. Co., Ltd. (Biznest)	Subsidiary	100%	100%	100%	Shenzhen, China
iASPEC Bocom IoT Tech. Co., Ltd. (Bocom)	Subsidiary	100%	100%	100%	Shenzhen, China
Taoping New Media Co., Ltd. (TNM)	Subsidiary	100%	100%	100%	Shenzhen, China
Shenzhen Taoping Education Technology Co., Ltd. (SZTET)	Subsidiary	-	-	51%	Shenzhen, China
Wuhu Taoping Education Technology Co., Ltd. (WHTET)	Subsidiary	-	-	51%	Wuhu, China
Taoping Digital Tech. (Dongguan) Co., Ltd. (TDTDG)	Subsidiary	-	-	100%	Dongguan, China
TopCloud Tech. (Chenzhou) Co., Ltd. (TCTCZ)	Subsidiary	-	100%	100%	Chenzhou, China
Taoping Digital Tech. (Jiangsu) Co., Ltd. (TDTJS)	Subsidiary	100%	100%	100%	Jiangsu, China
Zhenjiang Taoping IoT Tech. Co., Ltd (ZJIOT)	Subsidiary	100%	100%	-	Zhenjiang, China
Taoping EP Holdings (Shenzhen) Co., Ltd. (TEPH)	Subsidiary	51%	-	-	Shenzhen, China
Fujian Taoping Investment Co., Ltd. (FJTI)	Subsidiary	100%	-	-	Fujian, China
Taoping (Guangxi) EP Tech. Co., Ltd. (TPGXT)	Subsidiary	100%	-	-	Guangxi, China

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

In September 2021, we dissolved the variable interest entity structure by exercising the purchase option under certain Option Agreement among IST, iASPEC and its shareholders, to purchase all of the equity interests in iASPEC at an aggregate exercise price of $1,800,000. On September 18, 2021, Taoping Inc. and IST entered into an equity transfer agreement with iASPEC and iASPEC’s then sole shareholder, Mr. Lin, under which Mr. Lin sold and transferred to IST all of the equity interests in and any and all rights and benefits relating thereto of iASPEC in exchange for 61,225 unregistered ordinary shares of Taoping Inc., as determined by dividing $1,800,000 by the volume-weighted average closing price of ordinary shares for the consecutive five (5) trading days immediately prior to September 18, 2021. The parties thereafter completed the equity transfer through applicable PRC governmental registration(s).

Upon the closing of the equity transfer, the Company’s variable interest entity structure was dissolved and iASPEC became a wholly owned indirect subsidiary of the Company. The amended and restated MSA was automatically terminated.

Going Concern and Management’s Plans

As a result of the recovery of market conditions and customer demands, as well as the Company’s continued efforts in diversifying applications of its innovative Taoping smart cloud, the Company achieved a 59.4% year-over-year revenue growth and significantly reduced net loss by $6.4 million in 2023. Cash and cash equivalents at December 31, 2023 was $1.3 million, compared to cash and cash equivalents of $1.0 million a year ago.

The Company incurred a net loss of $0.7 million for year ended December 31, 2023, compared to a net loss of $7.1 million for 2022. The improved profitability was mainly due to the increase of gross profit, and the Company’s cessation of cryptocurrency mining business in 2023. As of December 31, 2023, the Company had a working capital surplus of approximately $5.2 million, significantly improved from a working capital deficit of $0.2 million as of December 31, 2022.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company will continue to focus its efforts on the digital advertising and other cloud-based and AI-related products and applications. Furthermore, its two core competencies, the Taoping national sales network and the highly scalable and compatible cloud platform, and its strong software development capability, make it a valued partner by many other smart-community customers and solution providers. In addition to seeking strategic acquisition to expand its digital advertising business, the Company continues to explore business opportunities in the smart community and new energy sectors. Starting from April 2023, the Company has entered into a series of long-term strategic cooperation agreements with various customers to provide Taoping’s cloud-based intelligent product solutions, including smart large screen, IoT smart rest station and off-grid wastewater treatment solution, which are expected to generate revenue and operating cashflow for the Company for year 2023 and beyond.

If the Company’s execution of business strategies is not successful in addressing its current financial concerns, additional capital raise from issuing equity security or debt instrument or additional loan facility may occur to support required cash flows. The Company’s existing $8.5 million revolving bank loan, which was collateralized with the Company’s office property, provides important capital support for its operation. In addition, the Company has renewed the bank facility line with a value of approximately $2.6 million in July 2023 and a value of approximately $4.9 million in September 2023, and both are valid for 12 months. In addition, on July 17, 2023, the Company entered into a public standby equity purchase agreement and a private standby equity purchase agreement with an investor. Pursuant to the agreements, the Company has the right, but not the obligation, to sell to the investor up to $1,000,000 and $10,000,000, respectively, of its ordinary shares, within 24 months and 36 months, respectively, from the date of the agreements. As of April, 2024, the Company has raised a total of $3.3 million through this equity line offering. In conclusion, the Company believes that it has the ability to raise needed capital to fund its operations and business growth, and is able to operate as a going concern.

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

Reverse Stock Split: A one-for-ten reverse stock split of the Company’s issued and outstanding ordinary shares was effective on August 1, 2023 (the “Reverse Stock Split”). Except shares authorized, all share and per share information has been retroactively adjusted to give effect to the Reverse Stock Split for all periods presented, unless otherwise indicated.

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. The Company’s significant estimates include assessment of credit losses and useful lives of property and equipment. Management makes these estimates using the best information available at the time the estimates are made; however actual results could differ from those estimates.

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

(d) Cash and Cash Equivalents

The Company considers all highly liquid investments purchased and cash deposits with financial institutions with original maturities of three months or less to be cash equivalents. The Company had no cash equivalents other than bank and cash as of December 31, 2023 or 2022.

The Company maintains its bank accounts at credit worthy financial institutions and closely monitors the movements of its cash positions. As of December 31, 2023 and 2022, approximately $1.3 million and $1.0 million of cash, respectively, was held in bank accounts in Hong Kong and mainland China.

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

The Company estimates allowance for credit losses for the anticipation of future economic condition and credit risk indicators of customers. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. In the event the Company recovers amounts previously reserved for, the Company will reduce the specific allowance for credit losses. The balance of allowance for credit losses for the year ended December 31, 2023 has increased approximately $0.03 million from the year ended December 31, 2022.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Accounts receivable as at December 31, 2023 and 2022 are as follows:

	December 31, 2023	December 31, 2022
Accounts Receivable	$19,471,159	$20,159,165
Allowance for credit losses	(11,407,879)	(10,957,920)
Accounts Receivable, net	$8,063,280	$9,201,245
Accounts Receivable - related parties	$14,814,842	$14,617,746
Allowance for credit losses	(14,184,067)	(14,526,375)
Accounts Receivable - related parties, net	$630,775	$91,371

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

The allowance for credit losses at December 31, 2023 and 2022, totaled approximately $25.6 million and $25.5 million, respectively, representing management’s best estimate. The following table describes the movements for allowance for credit losses during the years ended December 31, 2023 and 2022:

Balance at January 1, 2022	$27,262,848
Decrease for balance due to transfer of a company	(771,189)
Increase in allowance for credit losses	674,664
Foreign exchange difference	(1,682,028)
Balance at December 31, 2022	$25,484,295
Increase in allowance for credit losses	794,087
Foreign exchange difference	(686,436)
Balance at December 31, 2023	$25,591,946

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

(k) Property, equipment and software

Property, equipment and software are stated at cost less accumulated amortization and depreciation. Amortization and depreciation are provided over the assets’ estimated useful lives, using the straight-line method. Estimated useful lives of property, equipment and software are as follows:

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

The Company had ceased the operation of cryptocurrency mining business by December 2022.

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

(p) Convertible promissory note

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

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(q) Impairment of Long-Lived Assets

Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. It is reasonably possible that these assets could become impaired as a result of technology or other industry changes. Recoverability of assets to be held and used is determined by comparing their carrying amount with their expected future net undiscounted future cash flows from the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by how much the carrying amount exceeds the fair value of the assets. There were impairment charges of approximately $1,468,000 for the year ended December 31, 2022, and no impairment charges for the year ended December 31, 2023 and 2021. Assets held for disposal, if any, are reported at the lower of the carrying amount or fair value less costs to sell.

(r) Operating leases - Right-of-use assets and lease liabilities

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

The Company recognized a lease liability and corresponding right-of-use asset based on the present value of minimum lease payments discounted at the Company’s incremental borrowing rate. The Company records amortization and interest expense on a straight-line basis based on lease terms and reduces lease liabilities upon making lease payments.

(s) Revenue Recognition

In accordance with the ASC 606, the Company recognizes revenues net of applicable taxes, when goods or services are transferred to customers in an amount that reflects the consideration to which the Company expects to receive in exchange for those goods or services.

The Company generates its revenues primarily from four sources: (1) product sales, (2) software sales, (3) advertising and (4) other sales. Revenue is recognized when obligations under the terms of a contract with our customers are satisfied, generally, upon delivery of the goods and services.

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

Revenue - Software

The Company designs and develops software products. Software development usually includes developing software, integrating various isolated software systems into one, and testing the software. The design and build process, together with the integration of the various elements, are generally determined to be essential to the functionality of the delivered software. The Company recognized the software sales at the point of delivery.

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

The Company had ceased the operation of cryptocurrency mining business by December 2022, and there is no Revenue - Cryptocurrency mining for the year ended December 31, 2023.

Revenue - Other

The Company also reports other revenue which comprises revenue generated from System upgrade and technical support services, platform service fee, and rental income.

System upgrade and technical support revenue is recognized when performance obligations are satisfied upon completion of the services. Platform service fee is charged based on number of the display terminals used by the customers or a percentage of advertising revenue generated by the display terminals. Platform service revenue is recognized on a monthly basis over the contract period.

The Company follows ASC 842 – Leases that requires lessor to identify the underlying assets and allocate rental income among considerations in lease and non-lease components. The Company owns two units of office space renting out to a third party and TNM under non-cancelable operating lease agreements with lease terms of two years starting from May 1, 2022 and four years starting from July 1, 2022, respectively. The lease agreements have fixed monthly rental payments, and no non-lease component or option for lessees to purchase the underlying assets. The Company collects monthly rental payments from the lessees, and has generated approximately $251,000 and $276,000 rental income for the year ended December 31, 2023, and 2022, respectively.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

After completion of the business acquisition on June 9, 2021, TNM became a subsidiary of the Company. The rental income from TNM has become an intercompany revenue and been eliminated since June 9, 2021.

Annual minimum rental income to be received in the next 5 years:
2024	83,799
Total	83,799

Contract balances

The Company records advances from customers when cash payments are received or due in advance of our performance. For the year ended December 31, 2023, 2022 and 2021, the Company recognized revenue of $290,000, $232,000 and $141,000, respectively, that was included in the advances from customers balance at the beginning of each reporting period.

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

(t) Cost of Sales - advertising and cost of cryptocurrencies

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

The Company had ceased the operation of cryptocurrency mining business by December 2022.

(u) Stock-based compensation

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

During the year ended December 31, 2023, 2022, and 2021, the Company recognized approximately $1,564,000, $23,100, and $3,137,000, respectively, of stock-based compensation expense.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(v) Foreign Currency Translation

The functional currency of the US and BVI companies is the United States dollar. The functional currency of the Company’s Hong Kong subsidiaries is the Hong Kong dollar.

The functional currency of the Company’s PRC subsidiaries is the Chinese Renminbi Yuan, (“RMB”). RMB is not freely convertible into foreign currencies. The Company’s PRC subsidiaries’ financial statements are maintained in the functional currency. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at rates of exchange prevailing at the balance sheet date. Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transactions. Exchange gains or losses arising from foreign currency transactions are included in the determination of net loss for the respective periods.

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

The exchange rates adopted are as follows:

	December 31, 2023	December 31, 2022
Year-end RMB to US$ exchange rate	7.0898	6.8993
Average yearly RMB to US$ exchange rate	7.0723	6.7190
Year-end HKD to US$ exchange rate	7.8081	7.8077
Average yearly HKD to US$ exchange rate	7.8284	7.8302

The average yearly RMB to US$ exchange rate adopted for the year ended December 31, 2021 was 6.4505.

No representation is made that the RMB amounts and HKD amounts could have been, or could be, converted into United States dollars at the rates used in translation.

(w) Research & Development Expenses

The Company follows the guidance in FASB ASC 985-20, Cost of Software to Be Sold, Leased or Marketed, regarding software development costs to be sold, leased, or otherwise marketed.

FASB ASC 985-20-25 requires research and development costs for software development to be expensed as incurred until the software model is technologically feasible. Technological feasibility is established when the enterprise has completed all planning, designing, coding, testing, and identification of risks activities necessary to establish that the product can be produced to meet its design specifications, features, functions, technical performance requirements. A certain amount of judgment and estimation is required to assess when technological feasibility is established, as well as the ongoing assessment of the recoverability of capitalized costs. The Company’s products reach technological feasibility shortly before the products are released and sold to the public. Therefore, research and development costs are generally expensed as incurred.

(x) Subsidy Income

Subsidy income mainly represents income received from various local governmental agencies in China for developing high technology products in the fields designated by the government as new and highly innovative. The Company has no continuing obligation under the subsidy provision. The Company recognizes subsidy income upon receipt of official grant notice from local government authorities.

(y) Sales, use, other value-added taxes, and income taxes

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

(z) Discontinued Operations

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

(aa) Segment reporting

Segment information is consistent with how the Chief Operating Decision Maker, i.e., the Directors of the Company, review the businesses, make investing and resource allocation decisions and assess operating performance. Transfers and sales between reportable segments, if any, are recorded at cost.

The Company reports financial and operating information in the following three segments:

(1)	Cloud-based Technology (CBT) segment — It includes the Company’s cloud-based products, high-end data storage servers and related services sold to private sectors including new media, healthcare, education and residential community management, and among other industries and applications. In this segment, the Company generates revenues from the sales of hardware and software total solutions with proprietary software and content as well as from designing and developing software products specifically customized for private sector customers’ needs for a fixed price. The Company includes the revenue and cost of revenue of high-end data storage servers in the CBT segment. Advertising services is included in the CBT segment, after the Company consummated the acquisition of TNM. Advertisements are delivered to the ads display terminals and vehicular ads display terminals through the Company’s cloud-based new media sharing platform. Incorporation of advertising services complements the Company’s out-of-home advertising business strategy.

(2)	Blockchain Technology (BT) segment — The BT segment is the Company’s newly formed business sector in 2021. Cryptocurrency mining is the first initiative implemented in the BT segment. However, due to the decreased output and the highly volatile cryptocurrency market, the Company had ceased the operation of the BT segment by December 2022.

(3)	Traditional Information Technology (TIT) segment — The TIT segment includes the Company’s project-based technology products and services sold to the public sector. The solutions the Company has sold primarily include Geographic Information Systems (GIS), Digital Public Security Technology (DPST), and Digital Hospital Information Systems (DHIS). In this segment, the Company generates revenues from sales of hardware and system integration services. As a result of the business transformation, the TIT segment is gradually being phased out in 2021.

For more information regarding our operating segments, see Note 20 (Consolidated Segment Data).

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(ab) Recent Accounting Pronouncements

In October 2021, the FASB issued ASU 2021-08, “Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers”. Under ASU 2021-08, an acquirer must recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606, as if it had originated the contracts. Prior to this ASU, an acquirer generally recognized contract assets acquired and contract liabilities assumed that arose from contracts with customers at fair value on the acquisition date. The Company adopted the ASU on January 1, 2023 and the adoption did not have a material impact on the Company’s consolidated financial statements.

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures,” which requires public entities to disclose expanded information about their reportable segment(s)’ significant expenses and other segment items on an interim and annual basis. The ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The ASU is required to be applied retrospectively to all prior periods presented in the financial statements once adopted. The Company is evaluating the disclosure requirements related to the new standard.

In December 2023, the FASB issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures,” which requires public entities to disclose specific tax rate reconciliation categories, as well as income taxes paid disaggregated by jurisdiction, amongst other disclosure enhancements. The ASU is effective for financial statements issued for annual periods beginning after December 15, 2024, with early adoption permitted. The ASU can be adopted on a prospective or retrospective basis. The Company is evaluating the disclosure requirements related to the new standard.

The Company has considered all other recently issued accounting pronouncements and does not believe that the adoption of such pronouncements will have a material impact on the consolidated financial statements.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3. BUSINESS ACQUISITION

On June 9, 2021, the Company and Biznest, a subsidiary of the Company, consummated an acquisition of 100% of the equity interests of TNM and its subsidiary. Mr. Jianghuai Lin, the Chairman and CEO of the Company, who then owned approximately 24.6% of total shares outstanding of the Company, owned approximately 51% of TNM. TNM is a new media operator focusing on digital life scenes and mainly engages in selling out-of-home advertising time slots on its networked smart digital advertising display terminals with artificial intelligence and big data technologies. Acquiring TNM and synergizing its new media network will enhance the Company’s presence in the new media and advertising sectors. After completion of the acquisition, TNM becomes a wholly owned subsidiary of Biznest.

Pursuant to the share purchase agreement, as a consideration of the purchase, the Company issued to the shareholders of TNM a total of 121,363 ordinary shares equivalent to the value of approximately $5.4 million.

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

The Company’s consolidated statement of operations for the year ended December 31, 2023 included revenue of $3.0 million and net profit of $1.0 million attributable to TNM.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

On January 13, 2022, the Company entered into a share purchase agreement to acquire 95.56% equity interest in ZJIOT, aiming to accelerate the Company’s smart charging pile and digital new media businesses in East China. Pursuant to the share purchase agreement, as consideration the Company agreed to issue to the shareholders of ZJIOT a total of approximately 20,154 restricted ordinary shares of the Company. The shares are expected to be issued in three phases. The first phase will issue approximately 6,718 shares within 20 days after closing of the transaction; the second phase will issue approximately 6,718 shares before May 31, 2023; the third phase will issue approximately 6,718 shares before May 31, 2024. Issuance of shares during the second and third phases will be conditioned upon the satisfaction of certain performance targets of ZJIOT as set forth in the share purchase agreement. Specifically, the second phase issuance requires from the closing date to December 31, 2022, ZJIOT have at least 2.5 million RMB of audited revenue and 0.5 million RMB of audited net income; and to be eligible for the third phase issuance, ZJIOT shall have at least 2.6 million RMB of revenue and 0.55 million RMB of net income during the fiscal year 2023. Upon the completion of the acquisition, the Company currently owns 100% equity interest in ZJIOT.

The total fair value of the contingent consideration presented as other current liability is in accordance with ASC 820-10 “Fair Value Measurements and Disclosures”. The approximately 20,154 ordinary shares issued under the share purchase agreement were deemed as the consideration transferred for the acquisition. The fair value of the shares issued was measured based on the average share price of the Company during year 2022, which therefore is categorized as Level 3 measurement of fair value.

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

The Company’s consolidated statement of operations for the year ended December 31, 2023 included revenue of $0.07 million and net loss of $0.18 million attributable to ZJIOT.

The Company will not issue the third phase of restricted ordinary shares before May 31, 2024, due to unsatisfaction of certain performance targets of ZJIOT as set forth in the share purchase agreement.

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

On June 7, 2022, the Company transferred 100% equity interests of iASPEC, excluding its subsidiaries, to an unrelated third party for nil consideration. The disposition resulted in a total recorded income of approximately $3.0 million for the Company for the year ended December 31, 2022. Upon the disposition, iASPEC, excluding its subsidiaries, was no longer part of the Company. As such, the Company’s consolidated financial statements for the year ended December 31, 2022 only included the financial results of iASPEC for the period from January 1 through June 7, 2022.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5. DISPOSALS OF CONSOLIDATED ENTITIES

ADG, SZTET, WHTET, and TDTDG were dissolved on January 28, June 14, May 31, and May 17, 2022, respectively. The dissolution of these companies results in minimal gain or loss for the year ended December 31, 2022.

TCTCZ was dissolved on September 20, 2023. The dissolution did not result in any gain or loss for the year ended December 31, 2023.

The Company disposed of 100% equity interests of TDL to an unrelated third party for nil consideration on September 6, 2023, and disposed of 100% equity interests of TDAL and TCL (including their subsidiaries) to an unrelated third party for nil consideration on October 27, 2023. The disposition resulted in a total recorded loss of $16,184 for the Company for the year ended December 31, 2023.

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

Components of basic and diluted loss per share were as follows for the year ended December 31, 2023, 2022, and 2021:

	2023	2022*	2021*
Net loss attributable to the Company	$(697,941)	$(7,081,647)	$(9,924,859)
Weighted average outstanding ordinary shares-Basic	1,910,783	1,585,542	1,323,537
-dilutive effect of stock options- employees	-	-	-
-dilutive effect of stock options- nonemployees	-	-	-
Weighted average outstanding ordinary shares- Diluted	1,910,783	1,585,542	1,323,537
Loss per share:
Basic	$(0.36)	$(4.47)	$(7.50)
Diluted	$(0.36)	$(4.47)	$(7.50)

CONTINUING OPERATIONS
Net loss attributable to the Company	$(232,150)	$(582,371)	$(11,762,485)
Weighted average outstanding ordinary shares-Basic*	1,910,783	1,585,542	1,323,537
-dilutive effect of stock options- employees	-	-	-
-dilutive effect of stock options- nonemployees	-	-	-
Weighted average outstanding ordinary shares- Diluted*	1,910,783	1,585,542	1,323,537
Loss per share*:
Basic	$(0.12)	$(0.37)	$(8.89)
Diluted	$(0.12)	$(0.37)	$(8.89)

DISCONTINUED OPERATIONS
Net (loss) income attributable to the Company	$(465,791)	$(6,499,276)	$1,837,626
Weighted average outstanding ordinary shares-Basic*	1,910,783	1,585,542	1,323,537
-dilutive effect of stock options- employees	-	-	-
-dilutive effect of stock options- nonemployees	-	-	-
Weighted average outstanding ordinary shares-Diluted*	1,910,783	1,585,542	1,323,537
(Loss) income per share*:
Basic	$(0.24)	$(4.10)	$1.39
Diluted	$(0.24)	$(4.10)	$1.39

For the years ended December 31, 2023, 2022, and 2021, there was no incremental shares included in the diluted earnings per share calculation, these incremental shares were not added to denominator for the period that stock options and warrants were outstanding due to the fact that the average market price of the Company’s ordinary shares in the period was lower than the exercise prices of the outstanding stock options and warrants. The incremental shares were computed under the treasury stock method. Because the effect would be anti-dilutive, there were -0- stock options for employees, -0- stock options and 36,000 warrants for nonemployees outstanding that were not included in the computation of dilutive weighted average shares outstanding for the year ended December 31, 2023. There were 28,250 stock options for employees, 5,737 stock options and 46,667 warrants for nonemployees outstanding that were not included in the computation of dilutive weighted average shares outstanding for the year ended December 31, 2022. There were 29,768 stock options for employees, 5,737 stock options and 50,834 warrants for nonemployees outstanding that were not included in the computation of dilutive weighted average shares outstanding for the year ended December 31, 2021.

On September 27, 2023, the Company issued a Convertible Promissory Note (“Note”) in a private placement in aggregate principal amount of $609,000. The Note matures in 12 months from the issuance date of the Note (the “Maturity Dates”), with an annual interest rate of 8%. The Note is convertible into the Company’s ordinary shares at $8.0 per share or at a price equal to 80% multiplied by the lowest daily volume-weighted average price during the 10 trading days immediately preceding the applicable redemption, subject to certain adjustments and limitations, at the holder’s option at any time after six months from the issuance date. On the Maturity Date, the holder of the Note has the right to convert all of the outstanding balance of the Note at a price of no less than $2.0 per share (“Floor Price”), which is subject to adjustment by consents of both parties. The computation of diluted loss per share for year ended December 31, 2023 did not assume the conversion of the Note since the assumed conversion would result in decrease in loss per share.

*	On August 1, 2023, the Company implemented a one-for-ten reverse stock split of the Company’s issued and outstanding ordinary shares. Except shares authorized, all share and per share information has been retroactively adjusted to give effect to the reverse stock split for all periods presented, unless otherwise indicated.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7. RELATED PARTY TRANSACTIONS

(a) Revenue – related parties

Since May 2017, the Company has entered into a series of contracts with Taoping New Media Co., Ltd. (TNM) and its affiliates for the sale of the Company’s Cloud-Application-Terminal based digital ads display terminals, software and technical services. TNM was a related party company controlled by Mr. Lin, the Company’s Chairman and Chief Executive Officer, until the Company’s completion of the acquisition on June 9, 2021, after which date the related party transactions were eliminated in the Company’s consolidated financial statements. For the years ended December 31, 2023, 2022 and 2021, revenues from related parties for sales of products, software, and advertising were approximately $0.2 million, $0.1 million and $0.1 million, respectively. Accounts receivable from related parties, net of allowance for credit losses, as of December 31, 2023, 2022 and 2021 were approximately $0.6 million, $0.1 million and $0.4 million, respectively. Advances received from related parties were approximately $0.1 million, $0.1 million and $0.1 million as of December 31, 2023, 2022 and 2021, respectively.

(b) Other revenue – related parties

For the year ended December 31, 2021, the Company had a rental income of approximately $27,000, from TNM which was for the office lease between TNM and the Company. Upon completion of the Company’s acquisition of TNM on June 9, 2021, the related party rental income was eliminated in the Company’s consolidated financial statements thereafter. Other revenue generated from related parties also includes system maintenance service provided to Taoping affiliate customers, which was approximately $nil, $20,000 and $49,000, for the years ended December 31, 2023, 2022 and 2021, respectively.

(c) Amounts due to related parties

As of December 31, 2023 and 2022, the amounts due to related parties was $3.0 million and $3.3 million, respectively, which included the borrowing from the major shareholder, Mr. Jianghuai Lin (“Mr. Lin”), of approximately $0.9 million and $0.4 million, respectively, for 2 years without interest and matures on September 4, 2024, and a loan balance of approximately $2.1 million (RMB15 million) and approximately $2.9 million (RMB20 million), respectively, from a related company 100% owned by Mr. Lin for 12-month at the interest of 5.85% per annum, which matures on May 17, 2024.

8. INVENTORIES

As of December 31, 2023 and 2022, inventories consist of:

	December 31, 2023	December 31, 2022
Raw materials	$3,379	$3,472
Finished goods	1,336,771	510,733
Inventories, gross	$1,340,150	$514,205
Allowance for slow-moving or obsolete inventories	(89,583)	(157,847)
Inventories, net	$1,250,567	$356,358

For the year ended December 31, 2023, there was a reversal of impairments for obsolete inventories in the amount of approximately $53,000. For the year ended December 31, 2022, impairments expense for obsolete inventories were approximately $64,000. For the year ended December 31, 2021, there was a reversal of impairments for obsolete inventories in the amount of approximately $214,000. Impairment charges on inventories are included with administrative expenses.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9. PROPERTY, EQUIPMENT AND SOFTWARE

As of December 31, 2023 and 2022, property, equipment and software consist of:

	December 31,
	2023	2022
Office buildings	$4,300,780	$4,053,815
Electronic equipment, furniture and fixtures	3,281,359	2,222,712
Media display equipment	1,081,589	1,111,450
Leasehold improvement	-	39,738
Purchased software	5,815,297	5,935,931
	14,479,025	13,363,646
Less: accumulated depreciation	(7,801,541)	(5,529,744)
Property, equipment and software, net	$6,677,484	$7,833,902

Depreciation expense for the year ended December 31, 2023, 2022, and 2021 were approximately $2.5 million, $3.5 million and $2.2 million for continuing operations, and $0.5 million, $3.7 million and $1.5 million for discontinued operations respectively.

Management regularly evaluates property, equipment and software for impairment, if an event occurs or circumstances change that would potentially indicate that the carrying amount of the property, equipment and software exceeded its fair value. Management utilizes the discounted cash flow method to estimate the fair value of the property, equipment and software.

Company’s office buildings, with net carry value of approximately $2.5 million, are used as collateral for its short-term bank loan.

10. DISCONTINUED OPERATIONS

In December 2022, the Company ceased its cryptocurrency mining business and entering into a series of contracts with certain third parties to sell its cryptocurrency mining and related equipment, terminating the leases for both the office facility and the storage rooms for most mining machines, and laying off relevant employees. As a result, the operations of Cryptocurrency mining business are reflected within “discontinued operations” periods presented.

The significant items included within discontinued operations are as follows:

	Year Ended December 31
	2023	2022
Revenue - Cryptocurrency mining	$-	$4,108,372
Cost - Cryptocurrency mining	488,104	3,898,171
Administrative expenses	(94,284)	1,445,272
Impairment losses on cryptocurrencies	-	1,517,172
(Gain) on sales of cryptocurrencies	-	(679,111)
Impairment on property, equipment and software	-	1,468,014
Operating (loss) from discontinued operations	(393,820)	(3,541,146)
Subsidy income	-	9,195
Other (loss)	(71,984)	(2,936,541)
Interest income	13	111
Interest expense	-	(30,895)
(Loss) from discontinued operations before income taxes	(465,791)	(6,499,276)
Income tax expense	-	-
Net (loss) from discontinued operations	$(465,791)	$(6,499,276)

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Assets and liabilities of discontinued operations included within the Consolidated Balance Sheets are comprised of the following:

	December 31, 2023	December 31, 2022
Cash and cash equivalents	$-	$8,649
Other current assets	-	37,015
Property, equipment and software, net	-	1,155,063
Right-of-use assets	-	125,538
Current assets from discontinued operations	$-	$1,326,265

Accounts payable	-	187,206
Accrued payroll and benefits	-	3,065
Other payables and accrued expenses	-	58,572
Lease liability	-	128,696
Current liabilities from discontinued operations	$-	$377,539

	Years Ended December 31,
	2023	2022	2021
Net cash provided by (used in) operating activities	106,207	(1,835,015)	4,334,828
Net cash (used in) provided by investing activities	-	2,746,758	(8,455,550)

CRYPTOCURRENCIES

As of December 31, 2023 and 2022, no cryptocurrencies held by the Company.

11. BANK LOANS

	December 31, 2023	December 31, 2022
Secured short-term loans	$8,547,509	$7,203,762
Total short-term bank loans	$8,547,509	$7,203,762

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Detailed information of secured short-term loan balances as of December 31, 2023 and 2022 were as follows:

	December 31, 2023	December 31, 2022
Guaranteed by IST and Mr. Lin and Collateralized by the real property of ISIOT and equity investment of ISTIL	$8,547,509	$7,203,762
Total	$8,547,509	$7,203,762

As of December 31, 2023, the Company had short-term bank loans of approximately $8.6 million, which mature on various dates from July 6, 2024 to October 23, 2024. The short-term bank loans may be extended upon maturity for another year by the banks without additional charges to the Company. The bank borrowings are in the form of credit facilities. Amounts available to the Company from the banks are based on the amount of collateral pledged or the amount guaranteed by the Company’s subsidiaries. These borrowings bear fixed interest rates ranging from 3.45% to 4.80% per annum. The weighted average interest rates on short term debts were approximately 4.15%, 4.76% and 5.38% for the year ended December 31, 2023, 2022, and 2021, respectively. The interest expenses were approximately $0.4 million, $0.4 million, and $0.4 million, respectively, for the same periods, respectively.

12. INCOME TAXES

Pre-tax (loss) income from continuing operations and discontinued operations for the year ended December 31, 2023, 2022, and 2021 in the following jurisdictions:

	2023	2022	2021
PRC	$2,769,080	$(4,284,019)	$(8,287,495)
Hong Kong	(123,008)	(1,384,286)	(876,289)
BVI	(3,336,033)	(1,343,473)	(755,754)
Total (loss) before income taxes	$(689,961)	$(7,011,778)	$(9,919,538)

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

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company from time to time evaluates the tax effect of GILTI, and determined that there was no impact of GILTI tax to the Company’s consolidated financial statements as of December 31, 2023.

BVI

Under the current laws of the BVI, dividends and capital gains arising from the Company’s investments in the BVI and ordinary income, if any, are not subject to income taxes.

Hong Kong

Under the current laws of Hong Kong, IST HK, TDAL, TDL and TCL are subject to a profit tax rate of 16.5%.

PRC

Income tax expense (benefit) from continuing operations consists of the following:

	2023	2022	2021
Current taxes	$7,980	$69,869	$5,321
Income tax expense	$7,980	$69,869	$5,321

Current income tax expense (benefit) was recorded in 2023, 2022 and 2021 and was related to differences between the book and corporate income tax returns.

	2023	2022	2021
PRC statutory tax rate	25%	25%	25%
Expected income tax (benefit)	$(172,490)	$(1,752,944)	$(2,479,885)
Tax rate difference	(187,321)	227,985	950,843
Permanent differences	(265,279)	(1,011,482)	(589,598)
Tax effect of temporary differences not recognized	-	170,383	837,438
Tax effect of tax losses unrecognized	633,070	2,435,927	1,286,523
Income tax expense	$7,980	$69,869	$5,321

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company’s tax loss carry forwards totaling RMB160.8 million ($22.7 million) as of December 31, 2023, substantially all of which were from PRC subsidiaries and will expire on various dates through December 31, 2033. Deferred tax asset was not provided for respective tax losses.

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

Based on all known facts, circumstances, and current tax law, the Company has not recorded tax benefits from year 2021 to 2023. The Company believes that there are no tax positions for which it is reasonably possible, based on current Chinese tax laws and policies, that the unrecognized tax benefits will significantly increase or decrease over the next 12 months, individually or in the aggregate, and have a material effect on the Company’s results of operations, financial condition or cash flows.

The Company’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. Any accrued interest or penalties associated with any unrecognized tax benefits were not significant for the year ended December 31, 2023, 2022, and 2021.

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

13. OTHER CURRENT AND NON-CURRENT ASSETS

(a) As of December 31, 2023 and 2022, other current assets consist of:

	December 31, 2023	December 31, 2022
Advances to unrelated-parties (i)	$1,209,202	$837,041
Advances to a related party	239,469	246,080
Advances to employees	78,566	309,911
Other current assets	112,833	161,456
	$1,640,070	$1,554,488

(i)	The advances to unrelated parties for business development are non-interest bearing and are due on demand.

As of December 31, 2023, the balance included the amount due from a third-party vendor of approximately $383,000. According to the contract and its subsequent amendment, the vendor is contracted to perform consulting service of market research as subcontractor and to facilitate the development of the new media advertising market.

Based on the amendment of the contract, the Company agrees to make advances to the vendor specifically for its market development purposes, and the total commitment of funding was RMB6 million (approximately USD $846,000). Meanwhile, the Company agrees to pay the vendor a 12% commission fee based on the advertising revenue it has facilitated, and a 50% subcontractor fee based on the consulting services revenue, tax inclusive.

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

The first period as specified is from January 1, 2021 to December 31, 2021 with a threshold revenue of RMB 15 million (approximately USD $2,294,400). The threshold revenue is to increase by 30% in the year 2022. As of December 31, 2021, revenue facilitated by the vendor has reached RMB15.2 million (approximately USD $2,386,360). In December 2022, both parties agreed a one-year extension to fulfill the revenue threshold for year 2022. For the year ended December 31, 2022, revenue facilitated by the vendor has reached RMB7.5 million (approximately USD $1,111,000). For the year ended December 31, 2023, revenue facilitated by the vendor has reached RMB20.8 million (approximately USD $2,947,000). The revenue facilitated by the vendor has fulfilled the revenue threshold and no event occurs or circumstance changes that would potentially indicate that the carrying amount of the receivable was impaired.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(b) As of December 31, 2023 and 2022, Other assets, non-current consist of:

	December 31, 2023	December 31, 2022
Other assets, non-current, net	$811,026	$1,775,540
	$811,026	$1,775,540

During 2019 and 2020, the Company advanced RMB 30 million (USD $4.2 million) to a vendor, whom the Company has contracted to develop a vehicular IOT smart advertising software (“Internet of Vehicle” or “IOV” software) to interconnect to the Company’s new media advertising sharing platform expanding its advertising capability to people riding in motor vehicles. According to the contract and its subsequent amendment, total commitment of the funding was RMB 30 million (USD $4.2 million). The vendor is solely responsible for hardware and software development and marketing the vehicular terminal. The Company financially supports development cost of IOV software in exchange for advertising revenue generated from the software for four years of the contract term.

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

Starting in October 2020, IOV software revenue will be divided into eight periods. The first period as specified was from October 1, 2020 to April 30, 2021 with a threshold advertising revenue from IOV software of RMB 3 million (approximately USD $462,000). The revenue is to increase incrementally by 15% in every six months going forward until the contract expires four years after the commencing date of the operation. The first period as specified was from October 1, 2020 to April 30, 2021 with advertising revenue from IOV software of RMB 3 million (approximately USD $462,000). The second period as specified was from May 1, 2021 to November 30, 2021 with advertising revenue from IOV software of RMB 3.3 million (approximately USD $510,000). The third period as specified was from December 1, 2021 to May 30, 2022 with advertising revenue from IOV software of RMB 3.4 million (approximately USD $531,000). The fourth period as specified was from June 1, 2022 to November 30, 2022 with advertising revenue from IOV software of RMB 14.1 million (approximately USD $2,285,000). The fifth period as specified was from December 1, 2022 to May 30, 2023 with advertising revenue from IOV software of RMB 3.9 million (approximately USD $562,000). The sixth period as specified was from June 1, 2023 to November 30, 2023 with advertising revenue from IOV software of RMB 18.3 million (approximately USD $2,581,000). In 2024, The Company will continue to monitor advertising revenue generation from the IOV software and evaluate for impairment, if an event occurs or circumstance changes that would potentially indicate that the carrying amount of the asset exceeded its fair value. The vendor will own the title of the IOV software upon its fulfillment of the contract obligations after three years.

The development of IOV software was completed by September 30, 2020. Since the Company has the right to use the IOV software under the contract term, software was capitalized as “other assets, non-current, net” and started to amortize from October 1, 2020 over the four-year contract term. As of December 31, 2023 and December 31, 2022, the balance of “other assets, non-current, net” was $811,026 and $1,775,540, respectively. The reduction of the amount receivable was approximately $0.9 million and $1.2 million for the years ended December 31, 2023 and 2022, respectively.

If full repayment is achieved within the contract term, the Company might be charged to continue using the software and related equipment, depending on both parties’ future agreement.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14. OPERATING LEASES

In addition to the lease with a related party for computing server room in Dongguan City, commenced in April 2021, and terminated in March 2022, the Company leased an office space, three server rooms, and a dormitory in Hong Kong for executing the Blockchain business strategy, and the Company also leased an office space in Zhenjiang commenced in October 2021. The office space and two of the server rooms in Hong Kong were terminated in September 2022, and November 2022, respectively. The remaining server room and dormitory in Hong Kong were terminated in April 2023. The fixed monthly lease payment for the Zhenjiang office space is $2,528 (RMB 17,882) with a lease term of three years ending September 30, 2024, with a rental free period from October 1, 2021 to March 31, 2022. The Zhenjiang office was terminated in September 2023. The fixed monthly lease payment for the remaining server room is $5,656 (HKD 40,000) with a lease term of three years ending January 15, 2025, which terminated in April 2023. The fixed monthly lease payment for the dormitory is $4,807 (HKD 34,000) including rental and management fee with a lease term of two years ending April 19, 2023. All lease agreements have no variable lease payment nor option to purchase the underlying assets. There was no initial direct cost associated with the office space lease agreement. The initial direct costs associated with the lease for the remaining server room and dormitory is $5,656 (HKD 40,000), and $2,404 (HKD 17,000), respectively.

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

The Company incurred rent expenses of approximately $13,000 for continuing operations and $25,000 for discontinued operations for the year ended December 31, 2023.

There was no remaining lease term as of December 31, 2023.

15. LONG-TERM INVESTMENTS

As of December 31, 2023, the carrying value of the Company’s equity investments were $86,889, which consisted of the followings:

(1) Equity method investments:

As of December 31, 2023, the Company’s equity method investments had a carrying value of $nil which were as follows:

Investees	Abbreviation	% of Ownership	Carrying value
Qingdao Taoping IoT Co., Ltd.	QD Taoping, or QD	47%	$-
Yunnan Taoping IoT Co., Ltd.	YN Taoping, or YN	40%	-
Jiangsu Taoping IoT Technology Co., Ltd.	JS Taoping, or JS	25%	-
Jiangsu Taoping New Media Co., Ltd	JS New Media, or JN	21%	-
			$-

The Company’s initial investments in the above equity method investments were approximately $1.9 million. The Company recognized losses from equity method investments of approximately $0.01 million and no impairment on equity method investments for the year ended December 31, 2023. The Company recognized losses from equity method investments of approximately $0.3 million and no impairment on equity method investments for the year ended December 31, 2022.

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

As of December 31, 2023, the carrying value for the equity investments without readily determinable fair value was $86,889. The total initial investments to the equity investments without readily determinable fair value were approximately $711,000. Impairment of approximately $ nil for continuing operations was recognized for year ended December 31, 2023. Impairment of approximately $0.1 million for continuing operations and $0.2 million for discontinued operations were recognized for year ended December 31, 2022.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16. CONVERTIBLE NOTE PAYABLE

In October 2019, March 2020, and September 2020, the Company issued Convertible Promissory Notes with principal amount of $1.04 million, $1.48 million and $1.48 million, respectively (Note-1, Note-2, and Note-3, collectively “Notes”). All three Notes mature in 12 months from the issue dates of the Notes (the “Maturity Dates”), carrying an interest rate of 5% per annum and an original issue discount (OID) to cover investors’ transaction costs of the Notes. As of December 31, 2021, there was no outstanding balance and unamortized debt issuance cost of Note-1, Note-2 and Note-3.

In conjunction with issuance of the Notes, the Company also issued the holders of the Notes warrants to purchase 2,667, 5,334, and 5,334 ordinary shares of the Company, at an exercise price of $90.0 with a cashless-exercise option. The warrants will expire in three years from the dates of issuance, respectively.

In June 2021, the investor of Note-3 converted $740,000 of principal amount of the convertible note along with accrued interest of $26,208 into 29,871 ordinary shares of the Company with no par value at a conversion price of $25.65. In October 2021, a total of $777,000 including outstanding principal amount of $740,000 and accrued interest of $37,000 of Note-3 was repaid to the investor. As a result, the outstanding balance of Note-3 was $nil as of December 31, 2021.

The Company recognized interest expense of approximately $354,000 for Note-3 including interest relating to contractual interest obligation of $55,000 and amortization of debt discount of $299,000 for the year ended December 31, 2021.

On September 27, 2023, the Company issued a Convertible Promissory Note (“Note”) in a private placement in aggregate principal amount of $609,000. The Note matures in 12 months from the issue date of the Note (the “Maturity Date”), with an annual interest rate of 8%. The Note carries an original issue discount of $44,000. In addition, the Company agrees to pay $15,000 to cover the transaction costs incurred in connection with the purchase and sale of this Note (“Transaction Expense Amount”). Thus, the net proceeds of the Note were $550,000. The Note is convertible into the Company’s ordinary shares at $8.0 per share or at a price equal to 80% multiplied by the lowest daily volume-weighted average price during the 10 trading days immediately preceding the applicable redemption, subject to certain adjustments and limitations, at the holder’s option at any time after six months from the issue date. On the Maturity Date, the holder of the Note has the right to convert all of the outstanding balance of the Note at a price of no less than $2.0 per share (“Floor Price”), which is subject to adjustment by consents of both parties.

For the holder of the Note, conversion price results in beneficial conversion feature (BCF) that is separated as an equity component and assigned a value of $156,440, which is the intrinsic value of the BCF that is measured by difference between the effective conversion price based on the proceeds allocated to the convertible instrument and the conversion prices that are most beneficial to the Note holder and assigned to the equity component and recorded as a debt discount. Debt discount is amortized using the effective interest rate method over the period from the issuance date through the stated maturity date.

The Note is recognized initially at fair value, net of debt discounts including original issue discount, Transaction Expense Amount, and allocation of proceeds to beneficial conversion feature, in the amount of $215,440. As of December 31, 2023, the remaining unamortized debt discount was $159,785, and will be amortized through September 27, 2024. Issuance costs and other Discounts accretion are recorded as interest expense in the consolidated statement of operations.

The Company recognized interest expense of approximately $68,000 for the year ended December 31, 2023 including interest relating to contractual interest obligation approximately of $13,000 and amortization of the discounts and debt issuance cost approximately of $55,000. As a result of discounts accretion and amortization, the Note was in the carrying value of $449,215 as of December 31, 2023.

17. OTHER PAYABLES AND ACCRUED EXPENSES

As of December 31, 2023 and 2022, other payables and accrued expenses consist of:

	December 31, 2023	December 31, 2022
Advances from unrelated third-parties (i)	$621,146	$395,359
Other taxes payable (ii)	4,133,972	4,216,786
Accrued professional fees	230,000	215,889
Amount due to employees(iii)	158,396	41,782
Others	80,711	126,528
	$5,224,225	$4,996,344

(i)	The advances from unrelated parties are non-interest bearing and due on demand.

(ii)	The other taxes payable were the amounts due to the value added tax, business tax, city maintenance and construction tax, and individual income tax.

(iii)	The amounts due to employees were pertaining to employees’ out-of-pocket expenses for travel and meal allowance, etc.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18. RESERVE AND DISTRIBUTION OF PROFIT

In accordance with relevant PRC regulations and the Articles of Association of our PRC subsidiaries, our PRC subsidiaries are required to allocate at least 10% of their annual after-tax profits determined in accordance with PRC statutory financial statements to a statutory general reserve fund until the amounts in said fund reaches 50% of their registered capital. As of December 31, 2023 and 2022, the balance of general reserve was $10.2 million and $10.2 million, respectively.

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

In December 2020, the holders of the convertible notes issued in March 2020 converted all principal balance of the notes and accrued interests to the Company’s ordinary shares in an aggregate of 29,932 ordinary shares, which were not issued until February 2021. The total amount of principal and accrued interest was approximately $0.8 million, which was converted into the ordinary shares in February 2021.

In January 2021, the Company issued a total of 74,074 ordinary shares to certain individual investors at $27.0 per share, which generated approximately $1.99 million net proceeds for the Company.

In January 2021, the Company issued 700 ordinary shares with fair value of approximately $21,840 to a consultant as compensation for the consulting service.

In February 2021, the Company issued a total of 190,000 ordinary shares to certain institutional and individual investors at $40.8 per share, resulting in approximately $7.74 million net proceeds for the Company.

In March 2021, the Company issued 20,000 ordinary shares with fair value of approximately $2,792,000 to certain employees for their job performance.

In March 2021, the Company issued 50,000 ordinary shares in the registered direct offering at the offering price of $67.0 per share resulting in approximately $3.34 million net proceeds for the Company.

In June 2021, the Company issued 121,363 ordinary shares with 6 months restricted period upon the closing of acquisition of Taoping New Media Co., Ltd (“TNM”), at unit price of $52.7 per share with discounts for lack of marketability as the consideration equivalent to approximately $5.4 million for acquiring 100% equity interest of TNM.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In June 2021, the holder of the convertible note issued in September 2020 converted 50% principal balance of the note and accrued interests to the Company’s ordinary shares in an aggregate of 29,871 ordinary shares (see Note 16). The total amount of principal and accrued interest converted into the ordinary shares was approximately $766,000.

In July 2021, the Company issued a total of 120,000 ordinary shares in a registered direct offering at $41.5 per share, which generated approximately $4.7 million net proceeds for the Company.

In September 2021, the Company issued 61,225 ordinary shares at a price of $26.0 per share with discounts for lack of marketability, as the consideration of approximately $1.8 million for acquiring 100% equity interest of iASPEC.

In November 2021, the Company issued 4,500 restricted shares with a fair value of $136,350 to a financial intermediary service organization as a compensation for the intermediary service.

In December 2021, the Company issued 1,000 ordinary shares with a fair value of $29,200 to a consultant as a compensation for his service.

In February 2022, the Company issued the first phase of approximately 6,718 restricted ordinary shares with a fair value of approximately $118,000, for the acquisition of ZJIOT. The Company agreed to issue to the shareholders of ZJIOT a total of approximately 20,154 restricted ordinary shares in three phases, conditioned upon the satisfaction of certain performance targets.

In March 2022 and July 2022, the Company issued 2,000 ordinary shares with a fair value of $23,100 to a consultant as a compensation for his service.

In April 2023, the Company issued the second phase of approximately 6,718 restricted ordinary shares with a fair value of approximately $49,000, for the acquisition of ZJIOT, upon the satisfaction of certain performance targets.

In May 2023, the Company issued 50,000 restricted shares to a consultant as its service compensation for the service period from May 26, 2023 to May 25, 2024. The fair value of the 50,000 ordinary shares was $340,000, which was amortized over the service period.

In May 2023, the Company issued 200,000 ordinary shares with fair value of approximately $1,360,000 to certain directors, executive officers, and employees as compensations for their services.

In July 2023, the Company issued 4,339 and 43,394 ordinary shares, as commitment fee shares to an investor, with fair value of approximately $23,000 and $230,000, respectively, pursuant to a public standby equity purchase agreement and a private standby equity purchase agreement.

In August 2023, the Company issued 80,000 ordinary shares to a certain investor at $4.626 per share, which generated net proceeds of $370,080 for the Company.

In October 2023, the Company issued a total of 300,000 ordinary shares to a certain investor at $1.97 and $1.84 per share, which generated net proceeds of $570,200 for the Company.

In November 2023, the Company issued 200,000 ordinary shares to a certain investor at $1.37 per share, which generated net proceeds of $274,000 for the Company.

In December 2023, the Company issued a total of 420,000 ordinary shares to a certain investor at $1.24 and $1.11 per share, respectively, which generated net proceeds of $494,800 for the Company.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(b) Stock-based compensation

The following table provides the details of the share-based payments expense during the year ended December 31, 2023, 2022, and 2021:

	For the Year Ended
	December 31, 2023		December 31, 2022		December 31, 2021
Employees and directors share-based payments	$1,360,000	(a)	$-		$2,950,000	(a)(c)
Shares issued for services	$204,000	(a)	$23,100	(a)	$187,000	(a)
	$1,564,000		$23,100		$3,137,000

(c) Stock options to employees and directors

On May 9, 2016, the Board of Directors of the Company adopted the 2016 Equity Incentive Plan, or the 2016 Plan. Pursuant to the 2016 Plan and its amendment in May 2021, the Company may offer up to five hundred thousand ordinary shares as equity incentives to its directors, employees and consultants. Such number of shares is subject to adjustment in the event of certain reorganizations, mergers, business combinations, recapitalizations, stock splits, stock dividends, or other change in the corporate structure of the Company affecting the issuable shares under the 2016 Plan. The Company accounts for its stock option awards to employees and directors pursuant to the provisions of ASC 718, Compensation – Stock Compensation. The fair value of each option award is estimated on the date of grant using the Black-Scholes Merton valuation model. The Company recognizes the fair value of each option as compensation expense ratably using the straight-line attribution method over the service period, which is generally the vesting period.

On July 24, 2020, the Company granted options to employees and directors to purchase an aggregate of 33,335 ordinary shares under the 2016 Plan. The fair value of these options was approximately $0.3 million at the date of the grant, of which approximately $160,000 and $140,000 was recorded as compensation and included in administrative expenses in the consolidated statements of operations for the services provided for the year ended December 31, 2021, and 2020 respectively.

Stock option activity for the year ended December 31, 2023, 2022 and 2021 is summarized as follows:

			Weighted Average Remaining
	Options	Weighted Average	Contractual Life	Aggregated Intrinsic
	Outstanding *	Exercise Price*	(Year)	Value
Outstanding at January 1, 2021	32,635	$24.0	2.6	$143,587
Granted	-	-	-	-
Exercised	-	-	-	-
Canceled	(2,867)	$24.0	-	-
Outstanding at December 31, 2021	29,768	$24.0	1.6	$714,400
Granted	-	-	-	-
Exercised	-	-	-	-
Canceled	(1,518)	$24.0	-	-
Outstanding at December 31, 2022	28,250	$24.0	0.6	-
Granted	-	-	-	-
Exercised	-	-	-	-
Canceled	(400)	$24.0	-	$-
Expired	(27,850)	$24.0	-	$-
Outstanding at December 31, 2023	-	-	-	-

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

There were no stock options granted to employees during the year ended December 31, 2023, 2022 and 2021. There was no option exercised during the years ended December 31, 2023, 2022 and 2021. The Company did not receive any proceeds related to the cashless exercise of stock options from employees for the years ended December 31, 2023, 2022 and 2021.

As of December 31, 2023 and 2022, no unrecognized compensation expense related to non-vested share options expected to be recognized. The total fair value of options vested during the year ended December 31, 2023, 2022 and 2021 was approximately $ nil, $ nil and $0.2 million, respectively. To the extent the actual forfeiture rate is different from what the Company has anticipated; stock-based compensation related to these awards will be different from its expectations.

*	On August 1, 2023, the Company implemented a one-for-ten reverse stock split of the Company’s issued and outstanding ordinary shares. Except shares authorized, all share and per share information has been retroactively adjusted to give effect to the reverse stock split for all periods presented, unless otherwise indicated.

(d) Stock options and warrants to non-employees

Pursuant to the Company’s 2016 Equity Incentive Plan and its amendment, in July 2020, the Company granted options to certain consultants to purchase an aggregate of 5,737 ordinary shares of the Company with an exercise price at $26.4 per share. The options were fully vested at the grant date as a rewarding for the past service of the consultants. For the years ended December 31, 2023, 2022 and 2021, the Company issued nil, nil and 191,500 warrants to consultants, respectively. The Company expensed to administrative expense approximately $nil, $nil and $77,000 for the years ended December 31, 2023, 2022 and 2021, respectively.

The issuance of warrants to purchase up to 100,000 and 1,500 ordinary shares to certain consultants in February 2021 has been expired as of December 31, 2021 and December 31, 2022, respectively. The issuance of warrants to purchase up to 90,000 ordinary shares to certain consultants in April 2021 has been cancelled as of December 31, 2021.

As of December 31, 2022, the exercise price for the stock options issued to non-employees was $26.4 and remaining life was 0.6 years. The stock options granted to non-employees were expired in three years after the grant date. The following table outlines the options outstanding and exercisable as of December 31, 2022:

	2022
	Number of
	Options
	Outstanding	Exercise	Expiration
	and Exercisable *	Price*	Date
July 2020 stock options to consultants	5,737	$26.4	07/09/2023
Total	5,737

As of December 31, 2023, there was no stock options outstanding.

*	On August 1, 2023, the Company implemented a one-for-ten reverse stock split of the Company’s issued and outstanding ordinary shares. Except shares authorized, all share and per share information has been retroactively adjusted to give effect to the reverse stock split for all periods presented, unless otherwise indicated.

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

The Company reports financial and operating information in the following three segments:

(1)	Cloud-based Technology (CBT) segment — It includes the Company’s cloud-based products, high-end data storage servers and related services sold to private sectors including new media, healthcare, education and residential community management, and among other industries and applications. In this segment, the Company generates revenues from the sales of hardware and software total solutions with proprietary software and content as well as from designing and developing software products specifically customized for private sector customers’ needs for a fixed price. The Company includes the revenue and cost of revenue of high-end data storage servers in the CBT segment. Advertising services is included in the CBT segment, after the Company consummated the acquisition of TNM. Advertisements are delivered to the ads display terminals and vehicular ads display terminals through the Company’s cloud-based new media sharing platform. Incorporation of advertising services complements the Company’s out-of-home advertising business strategy.

(2)	Blockchain Technology (BT) segment — The BT segment is the Company’s newly formed business sector in 2021. Cryptocurrency mining is the first initiative implemented in the BT segment. However, due to the decreased output and the highly volatile cryptocurrency market, the Company had ceased the operation of the BT segment by December 2022.

(3)	Traditional Information Technology (TIT) segment — The TIT segment includes the Company’s project-based technology products and services sold to the public sector. The solutions the Company has sold primarily include Geographic Information Systems (GIS), Digital Public Security Technology (DPST), and Digital Hospital Information Systems (DHIS). In this segment, the Company generates revenues from sales of hardware and system integration services. As a result of the business transformation, the TIT segment is gradually being phased out in 2021.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Selected information by segment is presented in the following tables for the year ended December 31, 2023, 2022, and 2021.

	2023	2022	2021
Revenues(1)
TIT Segment	$214,980	$235,128	$636,743
CBT Segment	38,420,655	23,998,335	18,753,836
	$38,635,635	$24,233,463	$19,390,579

(1)	Revenues by operating segments exclude intercompany transactions.

	2023	2022	2021
(Loss) income from operations
TIT Segment	$(110,113)	$(617,180)	$570,220
CBT Segment	2,838,305	(181,454)	(7,668,616)
Corporate and others(2)	(2,925,890)	(2,367,003)	(3,042,360)
(Loss) from operations	(197,698)	(3,165,637)	(10,140,756)
Corporate other income (loss), net	552,058	3,201,613	(692,687)
Corporate interest income	2,100	7,956	4,631
Corporate interest expense	(580,630)	(556,434)	(928,352)
(Loss) before income taxes	(224,170)	(512,502)	(11,757,164)

Income tax (expense) benefit	(7,980)	(69,869)	(5,321)
Net (loss) from continuing operations	(232,150)	(582,371)	(11,762,485)
Net (loss) income from discontinued operations	(465,791)	(6,499,276)	1,837,626
Net (loss)	(697,941)	(7,081,647)	(9,924,859)

Less: Loss (income) attributable to the non-controlling interest	-	-	-
Net (loss) attributable to the Company	$(697,941)	$(7,081,647)	$(9,924,859)

(2)	Includes non-cash compensation, professional fees and consultancy fees for the Company.

Non-cash employee compensation by segment for the year ended December 31, 2023, 2022, and 2021 are as follows:

	2023	2022	2021
Non-cash employee compensation:
Corporate and others	1,360,000	-	2,950,070
	$1,360,000	$-	$2,950,070

Depreciation and amortization by segment for the year ended December 31, 2023, 2022, and 2021 are as follows:

	2023	2022	2021
Depreciation and amortization:
TIT Segment	$43,832	$44,678	$13,173
CBT Segment	2,472,741	3,499,253	2,219,247
	$2,516,573	$3,543,931	$2,232,420

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	2023	2022	2021
Provisions for allowance for credit losses on accounts receivable, other receivable and advances to suppliers:
TIT Segment	$6,097	$(43,741)	$(658,035)
CBT Segment	1,407,119	689,234	6,192,425
Corporate and others	-	-	7,327
	$1,413,216	$645,493	$5,541,717

	2023	2022	2021
Inventory obsolescence provision:
TIT Segment	$2,753	$-	$-
CBT Segment	(56,067)	63,716	(82,255)
	$(53,314)	$63,716	$(82,255)

Total assets by segment as at December 31, 2023 and 2022 are as follows:

	2023	2022
Total assets
TIT Segment	$131,137	$254,579
CBT Segment	31,384,549	27,200,882
Assets from discontinued operations	-	1,326,265
Corporate and others	1,310,628	427,089
	$32,826,314	$29,208,815

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21. COMMITMENTS AND CONTINGENCIES

The Company may from time to time be subject to legal proceedings, investigations, and claims incidental to conduct of our business.

In September 2023, Guangdong Zexun Advertising Co., Ltd. filed a lawsuit against the Company which claimed a payment of RMB 231,866 (approximately $32,200) from the Company resulted from its failure of performance for a business subcontract agreement signed by both parties in 2017. The Company anticipated an unfavorable outcome from the lawsuit and accrued a contingent liability of $32,200 for probable loss in 2023. The lawsuit was settled in a court mediation on January 30, 2024, and the Company agreed to pay the above claimed amount in three installments in 2024.

The Company received a notification from Nasdaq Listing Qualifications on September 16, 2022, as announced in a report on Form 6-K filed with the SEC on September 16, 2022, that the Company was not in compliance with the minimum bid price requirements set forth in Nasdaq Listing Rule 5550(a)(2) for continued listing on The Nasdaq Capital Market. On March 16, 2023, the Company received a letter from The Nasdaq Stock Market LLC confirming the Company has been granted an additional 180 calendar day period for compliance under its minimum bid price requirement through September 11, 2023. On August 15, 2023, the Company regained compliance with the NASDAQ listing requirements, after the one-for-ten reverse stock split effective on August 1, 2023, according to the NASDAQ notice.

22. CONCENTRATIONS

For the year ended December 31, 2023, 2022 and 2021, the revenue from cryptocurrency mining consisted -0-%, 14% and 22% of total revenues, and one customer accounted for greater than 10% of total revenues in 2023, and no single customer accounted for greater than 10% of total revenues in 2022 and 2021. For the year ended December 31, 2023, 2022 and 2021, the Company’s top five customers accounted for 30%, 24% and 29% of the Company’s revenues of continuing operations, respectively.

The Company’s top five accounts receivable accounted for 48% and 30% of accounts receivable as of December 31, 2023 and 2022, respectively. One customer each accounted for greater than 10% of accounts receivable as of December 31, 2023 and 2022, respectively.

For the year ended December 31, 2023, 2022 and 2021, approximately 59%, 37% and 69%, respectively, of total inventory purchases were from five unrelated suppliers. Two supplier each accounted for greater than 10% of total inventory purchases in 2023, one and three suppliers each accounted for greater than 10% of total inventory purchases in 2022 and 2021, respectively.

23. SUBSEQUENT EVENTS

On January 2, 2024, January 11, 2024, February 27, 2024, February 28, 2024, March 7, 2024, March 18, 2024, and March 28, 2024, the Company issued 280,000, 300,000, 150,000, 160,000, 160,000, 180,000, and 250,000 ordinary shares, respectively, to SHANJING CAPITAL GROUP CO., LTD (the “Investor”) at a price of approximately $1.21, $1.06, $1.09. $1.08, $1.06, $0.99, and $0.945 per share, respectively, pursuant to a Standby Equity Purchase Agreement (the “Private SEPA”). The total proceeds the Company received from the above sales of the shares are $1,577,150. These shares were issued as part of the commitment by Investor to purchase from time to time, at our option, up the Company’s $10,000,000 of our ordinary shares pursuant to the Private SEPA, as described in the Form 6-K dated July 19, 2023.

