Form 20-F
period 2024-12-31
Taoping Inc.
filed 2025-04-29
CIK 1552670

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2024): 13,384,088 ordinary shares, no par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

Annual Report on Form 20-F

Year Ended December 31, 2024

i

ii

INTRODUCTORY NOTES

Use of Certain Defined Terms

Except as otherwise indicated by the context and for the purposes of this report only, references in this report to:

●	“Taoping” or “the Company” are to Taoping Inc., a British Virgin Islands business company, which has no business operations of its own;

●	“We,” “us,” “our” and “our company” are to the combined business of Taoping and its subsidiaries;

●	“Taoping Holdings” and “THL” are to Taoping Holdings Limited, a BVI subsidiary of Taoping;

●	“Taoping Group” and “IST HK” are to Taoping Group (China) Ltd., a Hong Kong company;

●	“TopCloud” are to TopCloud Software (China) Co., Ltd., a PRC company;

●	“IST” are to Information Security Tech. (China) Co., Ltd., a PRC company;

●	“ISIOT” are to Information Security IoT Tech. Co., Ltd., a PRC company;

●	“Biznest” are to Biznest Internet Technology Co., Ltd., a PRC company;

●	“Bocom” are to iASPEC Bocom IoT Technology Co. Ltd., a PRC company;

●	“BVI” are to the British Virgin Islands;

●	“BVI Act” are to the BVI Business Companies Act (As Revised);

●	“Hong Kong” are to the Hong Kong Special Administrative Region of the People’s Republic of China;

●	“PRC” and “China” are to the People’s Republic of China, excluding, for the purpose of this report only, Taiwan and the special administrative regions of Hong Kong and Macau;

●	“SEC” are to the Securities and Exchange Commission;

●	“Exchange Act” are to the Securities Exchange Act of 1934, as amended;

●	“Securities Act” are to the Securities Act of 1933, as amended;

●	“Renminbi” and “RMB” are to the legal currency of China; and

●	“U.S. dollars,” “dollars” and “$” are to the legal currency of the United States.

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

PART I

Taoping is not an operating company but rather a holding company incorporated in the BVI. Because Taoping has no business operations of its own, we conduct our business through Taoping’s operating subsidiaries, primarily in China. This structure involves unique risks to investors and you may never directly hold equity interests in Taoping’s operating entities. You are specifically cautioned that there are significant legal and operational risks associated with being based in or having the majority of operations in China, including that changes in the legal, political and economic policies of the Chinese government, the relations between China and the United States, or Chinese or United States regulations may materially and adversely affect our business, financial condition, results of operations and the market price of Taoping’s securities. If the regulations related to the business operations of our PRC subsidiaries change significantly in the future and our PRC subsidiaries are not able to substantially comply with such regulations, the business operations of our PRC subsidiaries may be materially and adversely affected, and the value of our ordinary shares may significantly decrease. For a detailed description of risks related to the holding corporate structure, see Item 3 “Key Information-D. Risk Factors-Risks Related to Doing Business in China.”

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management

Not applicable.

B. Advisers

Not applicable.

C. Auditors

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

A. Offer Statistics

Not applicable.

B. Method and Expected Timetable

Not applicable.

ITEM 3. KEY INFORMATION

Taoping was incorporated in the BVI under the BVI Act on June 18, 2012. Taoping is not an operating company but rather a holding company conducting its operations through Taoping’s operating subsidiaries, primarily in China. This structure involves unique risks to investors and you may never directly hold equity interests in Taoping’s operating entities. Between July 2007 and September 2021, Taoping employed a variable interest entity structure where the operating entities were controlled and consolidated based on contractual agreements, rather than direct ownership, due to restrictions on foreign investment in value-added telecommunication business in China. Taoping dissolved such variable interest entity structure in September 2021 and ceased the e-commerce and related businesses which had constituted an insignificant portion of its consolidated revenue prior to such dissolution. See “Regulatory Permissions to Operate Business and for the Offering of Securities to Foreign Investors” below for more information. Since then, Taoping has been owning all of the operating entities through one or more subsidiaries. While the variable interest entity structure was in place, Taoping did not experience any difficulty in controlling the operating entities through contractual arrangements and the terms of the contractual agreements relating to the variable interest entity structure had been complied with by the parties of such agreements.

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

In addition, pursuant to the Holding Foreign Companies Accountable Act (the “HFCA Act”) enacted in 2020, if the auditor of a U.S. listed company’s financial statements is not subject to Public Company Accounting Oversight Board (the “PCAOB”) inspections for three consecutive “non-inspection” years, the SEC is required to prohibit the securities of such issuer from being traded on a U.S. national securities exchange, such as The New York Stock Exchange (the “NYSE”) and The Nasdaq Stock Market LLC ( the “Nasdaq”), or in U.S. over-the-counter markets. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges or over-the-counter markets if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. On December 16, 2021, the PCAOB issued a Determination Report finding that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong because of a position taken by one or more authorities in such jurisdictions, and identified specific registered public accounting firms subject to this determination. Our current registered public accounting firm, PKF Littlejohn LLP (“PKF”) is not headquartered in mainland China or Hong Kong and was not identified in this report as a firm subject to the PCAOB’s determination. PKF is subject to full inspection by the PCAOB and the PCAOB is able to perform its inspection. On August 26, 2022, the CSRC, the Ministry of Finance of the PRC (the “MOFCOM”), and the PCAOB signed a Statement of Protocol (the “Protocol”) governing inspections and investigations of accounting firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB made a statement announcing that it was able, in 2022, to inspect and investigate completely issuer audit engagements of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong. However, uncertainties still exist as to whether the PCAOB will have continued access for complete inspections and investigations in the future. The PCAOB has indicated that it will act immediately to consider the need to issue new determinations under the HFCA Act if needed. If the PCAOB determines in the future that it cannot inspect or fully investigate our auditor at such future time, trading in the Company’s securities would be prohibited under the HFCA Act. See “Risk Factor-Risks Related to Doing Business in China-The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq, and the HFCA Act, all call for additional and more stringent criteria to be applied to U.S.-listed companies with significant operations in China. These developments could add uncertainties to our continued listing, future offerings, business operations share price and reputation.”

Cash is transferred through our organization in the following manner:

●	Our equity structure is a direct holding structure, that is, Taoping, the BVI entity listed in the U.S., controls its operating subsidiaries in China, through Taoping Holdings, a BVI subsidiary of Taoping. See Item 4. “Information of the Company-A. History and Development of the Company-Corporate Structure” for more details.

●	As of the date of this report, neither Taoping nor any of its subsidiaries have paid dividends or made distributions to U.S. investors.

●	Within our direct holding structure, the cross-border transfer of funds from Taoping to its Chinese subsidiaries is legal and compliant with the laws and regulations of China. Taoping is permitted to provide funding to its subsidiaries in mainland China in the form of shareholder loans or capital contributions, subject to satisfaction of applicable government registration, approval and filing requirements of the respective jurisdiction. There are no quantity limits on Taoping’s ability to make capital contributions to its subsidiaries in mainland China under the PRC regulations. Historically, cash proceeds raised from overseas financing activities by Taoping have been first transferred to its BVI subsidiary, Taoping Holdings. Whenever we need to make capital contributions to either of our PRC subsidiaries by contributing any of such net proceeds, and convert the contributed proceeds into RMB, we will need to increase the PRC subsidiary’s registered capital by registering and/or filing the increase with the Ministry of Commerce or one of its local branches, the State Administration of Foreign Exchange (“SAFE”) or one of its local branches, or an authorized bank. If we transfer any of the proceeds to one of our PRC subsidiaries through loans, under current PRC law we will also need to register such loans with the SAFE or one of its local branches, and the amount that we may convert into RMB and loan to one of these entities will be limited by applicable SAFE regulations, in the case of a loan to one of our PRC subsidiaries, to the greater of (i) the difference between the subsidiary’s approved total investment and the subsidiary’s total registered capital and (ii) two times the PRC subsidiary’s net assets.

●	As a holding company, Taoping relies on dividends and other distributions on equity paid by its operating subsidiaries in China for cash requirements, including the funds necessary to pay dividends and other cash distributions to its shareholders or to any service expenses it may incur. For operating subsidiaries in mainland China, they will first transfer funds to Taoping Group in accordance with applicable laws and regulations of China, and then to Taoping through Taoping Holdings. Taoping will then distribute dividends to its shareholders in proportion to their respective shareholding, regardless of whether the shareholders are U.S. investors or investors in other countries or regions. As of the date of this report, none of our subsidiaries has made any transfers, dividends or other distributions to Taoping, the holding company. We intend to retain most, if not all, of our available funds and any future earnings to the development and growth of our business in China and do not expect to pay dividends in the foreseeable future.

●	The ability of our subsidiaries in mainland China to distribute dividends is based upon their distributable earnings. Current PRC regulations permit these subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our subsidiaries in mainland China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. These reserves are not distributable as cash dividends. In addition, if any of our operating subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to Taoping. We believe, other than above, current PRC regulations do not prohibit or limit using cash generated from one subsidiary to fund another subsidiary’s operations. We currently do not have our own cash management policy and procedures that dictate how funds are transferred.

The table below presents the cash flows between our subsidiaries for the fiscal years ended December 31, 2024 and 2023.

	Years Ended December 31,
Cash Flows Between Subsidiaries	2024	2023
Advances between subsidiaries(1)	3,216,717	1,281,636
Settlement of trade credits between subsidiaries(2)	-	-
Additional paid-in capital by immediate parent company	69,868	401,804
Intercompany dividends or other distributions	-	-

(1) Represent the sum of advances among offshore subsidiaries (including then-existing BVI subsidiary and Hong Kong subsidiary), and between such offshore subsidiaries and PRC subsidiaries in mainland China. These advances were made in the ordinary course of business, payable on demand and interest free.

(2) The trade credits extended between subsidiaries primarily related to provision of services, sales of products, and sublease of office between PRC subsidiaries. For the years ended December 31, 2024 and 2023, the trade credits between subsidiaries amounted to $264,785 and $1,140,536, respectively. The Company’s subsidiaries only record but do not settle the trade credits in cash between them, which is allowed under the PRC laws.

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

Investment activities in mainland China by foreign investors are governed by the Guiding Foreign Investment Direction, which was promulgated by the State Council on February 11, 2002, and came into effect on April 1, 2002, and the latest Special Administrative Measures (Negative List) for Foreign Investment Access (2024), or the Negative List, which was promulgated by the MOFCOM and the National Development and Reform Commission (“NDRC”) on September 6, 2024, and took effect on November 1, 2024. The Negative List sets out in a unified manner the restrictive measures, such as the requirements on shareholding percentages and management, for the access of foreign investments, and the industries that are prohibited for foreign investment. Any field not falling in the Negative List shall be administered under the principle of equal treatment to domestic and foreign investment.

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

In light of the above restrictions and requirements, prior to the dissolution of our VIE structure in September 2021, we had conducted our value-added telecommunications businesses through our then consolidated VIEs. As a result of the dissolution of our VIE structure, we ceased the e-commerce and related businesses which had constituted a minor portion of our consolidated revenue. Based on the legal analysis of the Company’s in-house legal counsel, who is a licensed attorney in the PRC, we believe that none of our PRC subsidiaries’ current business is stipulated on the Negative List (2024 Version).

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

In connection with our previous issuance of securities, under current PRC laws, regulations and regulatory rules, as of the date of this annual report, we believe that we and our PRC subsidiaries, (i) are not required to obtain permissions from the CSRC other than the filing requirements mandated by the Trial Measures, (ii) are not required to go through cybersecurity review by the Cyberspace Administration of China (the “CAC”), and (iii) have not received or were denied such requisite permissions by any PRC authority. We cannot guarantee that the regulators will agree with us. As of the date hereof, we have not been involved in any investigations for cybersecurity review made by the CAC, and we have not received any inquiry, notice, warning, or sanctions in such respect.

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

Given the recent nature of the introduction of the above Trial Measures, Listing Guidelines, and Revised Provisions, the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities are still evolving. Notwithstanding the foregoing, as of the date of this report, other than the filing requirements mandated by the Trial Measures, we are not aware of any PRC laws or regulations in effect requiring that we obtain permission from any PRC authorities to issue securities to foreign investors, and we have not received any inquiry, notice, warning, or sanction from the CSRC, the CAC, or any other PRC authorities that have jurisdiction over our operations.

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

China

It shall be subject to certain procedures as to whether the courts of China would (1) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or (2) entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

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

Summary of Risk Factors

There are a number of risks that you should consider and understand before making an investment decision regarding our securities. You should carefully consider all of the information set forth in this report and, in particular, the specific factors set forth in the section titled “Risk Factors” below. These risks include, but are not limited to:

●	As of the date of this report, based on the legal analysis of the Company’s in-house legal counsel, who is a licensed attorney in the PRC, other than the filing requirements mandated by the Trial Measures, we believe that we are not required to obtain any approval or prior permission to offer securities to foreign investors from the CSRC or any other Chinese regulatory authority under the Chinese laws and regulations currently in effect. If a domestic company fails to complete required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as an order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge, and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. The enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities are still evolving. As a result, there can be no assurance that we will not be subject to such requirements, approvals or permissions in the future. For additional information, see Item 3 “Key Information-D. Risk Factors-Risks Relating to Doing Business in China-The PRC government has increasingly strengthened oversight in offerings conducted overseas or on foreign investment in China-based issuers, which could result in a material change in our operations and our ordinary shares could decline in value or become worthless.” on pages 19 and “Key Information-D. Risk Factors-Risks Related to Doing Business in China-The PRC government exerts substantial influence over the manner in which we conduct our business activities. Its oversight over our business could result in a material adverse change in our operations and the value of our ordinary shares. The evolvement in laws, regulations and policies in China might materially and adversely affect us. In addition, rules and regulations in China can change quickly with little advance notice” on pages 18.

●	There are significant legal and operational risks associated with having significant business operations in China, including those changes in the legal, political and economic policies of the Chinese government, the relations between China and the United States, or Chinese or United States regulations may materially and adversely affect our business, financial condition, results of operations and the value of the Company’s securities. We may be exposed to compliance costs and regulatory risks if we fail to fully and accurately understand the laws and regulations under the PRC legal system and our business operation may be adversely affected, and as a result, could significantly limit or completely hinder our ability to offer or continue to offer Taoping’s securities to investors, and could cause the value of Taoping’s securities to significantly decline. Recent statements made and regulatory actions undertaken by China’s government, such as those related to data security or anti-monopoly concerns and any other future laws and regulations may require us to incur significant expenses and could materially affect our ability to conduct our business or accept foreign investments. For additional information, see Item 3 “Key Information-D. Risk Factors-Risks Related to Doing Business in China-Changes in U.S. and Chinese regulations or in relations between the United States and China may adversely impact our business, our operating results, our ability to raise capital and the value of our securities that we are registering.” on pages 21.

●	The increased regulatory scrutiny focusing on U.S.-listed companies with significant operations in China in the U.S. could add uncertainties to our business operations, share price and reputation. In recent years, as part of increased regulatory focus in the United States on access to audit information, the United States enacted the HFCA Act in December 2020. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” was signed into law, which contained an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange or over-the-counter markets if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. On December 16, 2021, the PCAOB issued its determination that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong, because of positions taken by authorities in the jurisdictions, and the PCAOB included in the report of its determination a list of the accounting firms that are headquartered in mainland China or Hong Kong. Our current registered public accounting firm, PKF is not headquartered in mainland China or Hong Kong and was not identified in this report as a firm subject to the PCAOB’s determination. PKF is subject to full inspection by the PCAOB and the PCAOB is able to perform its inspection. On August 26, 2022, CSRC, the MOFCOM, and the PCAOB signed the Protocol, governing inspections and investigations of audit firms based in China and Hong Kong. The Protocol remains unpublished and is subject to further explanation and implementation. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB made a statement announcing that it was able, in 2022, to inspect and investigate completely issuer audit engagements of PCAOB-registered public accounting firms headquartered in China and Hong Kong. However, uncertainties still exist as to whether the PCAOB will have continued access for complete inspections and investigations in the future. When the PCAOB reassesses its determinations in the future, it could still determine that it is unable to inspect and investigate completely accounting firms based in mainland China and Hong Kong. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations under the HFCA Act if needed. There can be no assurance that we will continue to be able to comply with requirements imposed by U.S. regulators if the PCAOB is not able to fully inspect any component of our auditor’s work papers in the future. Delisting of the Company’s ordinary shares would force holders to sell their shares. The market price of Taoping’s ordinary shares could be adversely affected as a result of anticipated negative impacts of these executive or legislative actions, regardless of whether these executive or legislative actions are implemented and regardless of our actual operating performance. See Item 3 “Key Information-D. Risk Factors-Risks Related to Doing Business in China-The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq, and the HFCA Act, all call for additional and more stringent criteria to be applied to U.S.-listed companies with significant operations in China. These developments could add uncertainties to our continued listing, future offerings, business operations share price and reputation” on page 26.

●	As of the date of this report, based on the legal analysis of the Company’s in-house legal counsel, who is a licensed attorney in the PRC, we believe, according to the laws and regulations currently in effect, our PRC subsidiaries are able to conduct their business without being subject to restrictions imposed by the foreign investment laws and regulations of the PRC and none of Taoping or our subsidiaries is required to obtain additional licenses or permits beyond a regular business license for each PRC subsidiary’s operations. Each of our PRC subsidiaries is required to obtain and has obtained such regular business license. However, we cannot assure you that our PRC subsidiaries are always able to successfully update or renew the licenses or permits required for the relevant business in a timely manner or that these licenses or permits are sufficient to conduct all of our present or future business. If our PRC subsidiaries (i) do not receive or maintain required permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and our PRC subsidiaries are required to obtain such permissions or approvals in the future, we could be subject to fines, legal sanctions or an order to suspend our PRC operating subsidiaries’ business, which may materially and adversely affect the business, financial condition and results of operations of us. For additional information, see Item 3 “Key Information-D. Risk Factors-Risks Related to Doing Business in China-Uncertainties exist with respect to the interpretation and implementation of PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations” on pages 27.

●	If the regulations related to the business operations of our PRC subsidiaries changes significantly in the future and our PRC subsidiaries are not able to substantially comply with such regulations, the business operations of our PRC subsidiaries may be materially and adversely affected, and the value of our ordinary shares may significantly decrease. For additional information, see Item 3 “Key Information-D. Risk Factors-Risks Related to Doing Business in China-If the regulations related to the business operations of our PRC subsidiaries changes significantly in the future and our PRC subsidiaries are not able to substantially comply with such regulations, the business operations of our PRC subsidiaries may be materially and adversely affected, and the value of our ordinary shares may significantly decrease.” on pages 22.

●	We have a limited operating history of selling cloud-based products and services and may be unable to achieve or sustain profitability or reasonably predict our future results. For additional information, see Item 3 “Key Information-D. Risk Factors-Risks Relating to Our Business-We have a limited operating history of selling cloud-based products and services and may be unable to achieve or sustain profitability or reasonably predict our future results” on page 12.

●	Our independent registered auditors have expressed substantial doubt about our ability to continue as a going concern. For additional information, see Item 3 “Key Information-D. Risk Factors-Risks Relating to Our Business-Our independent registered auditors have expressed substantial doubt about our ability to continue as a going concern” on page 13.

●	If we fail to comply with the continued listing requirements of Nasdaq, we would face possible delisting, which would result in a limited public market for our shares and make obtaining future debt or equity financing more difficult for us. For additional information, see Item 3 “Key Information-D. Risk Factors-Risks Relating to Our Securities-If we fail to comply with the continued listing requirements of Nasdaq, we would face possible delisting, which would result in a limited public market for our shares and make obtaining future debt or equity financing more difficult for us” on page 33.

●	The trading price of Taoping’s ordinary shares has been and likely continue to be highly volatile, which could result in significant losses to holders of the ordinary shares. For additional information, see Item 3 “Key Information-D. Risk Factors-Risks Relating to Our Securities-The trading price of the Company’s ordinary shares is highly volatile, leading to the possibility of their value being depressed at a time when you want to sell your holdings” on pages 34.

●	Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of your shares for return on your investment. For additional information, see Item 3 “Key Information-D. Risk Factors-Risks Relating to Our Securities-We do not intend to pay dividends for the foreseeable future” on page 35.

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under BVI law and a significant majority of our current business operations are conducted in the PRC. For additional information, see Item 3 “Key Information-D. Risk Factors-Risks Relating to Our Securities-You may have difficulty enforcing judgments obtained against us or our directors and officers” on page 37 and “Key Information-D. Risk Factors-Risks Relating to Our Securities-We are a BVI company and, because judicial precedent regarding the rights of shareholders is more limited under BVI law than that under U.S. law, you may have less protection for your shareholder rights than you would under U.S. law” on pages 37.

●	Taoping is a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies. For additional information, see Item 3 “Key Information-D. Risk Factors-Risks Relating to Our Securities-We are a “foreign private issuer” and have disclosure obligations that are different than those of U.S. domestic reporting companies. Therefore, you should not expect to receive the same information about us as a U.S. domestic reporting company may provide. Furthermore, if we lose our status as a foreign private issuer, we would be required to fully comply with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers and incur significant operational, administrative, legal, and accounting costs that we would not incur as a foreign private issuer” on pages 36.

●	As a foreign private issuer, Taoping is permitted to rely on exemptions from certain Nasdaq corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of Taoping’s securities. For additional information, see Item 3 “Key Information-D. Risk Factors-Risks Relating to Our Securities-As a foreign private issuer, we are permitted to rely on exemptions from certain Nasdaq corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of the Company’s securities” on page 36.

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

An investment in the Company’s securities involves a high degree of risk. INVESTORS PURCHASING OUR SECURITIES ARE PURCHASING SECURITIES OF TAOPING INC., THE BVI HOLDING COMPANY RATHER THAN SECURITIES OF TAOPING INC.’S SUBSIDIARIES THAT HAVE SUBSTANTIVE BUSINESS OPERATIONS PRIMARILY IN CHINA. You should carefully consider the risks described below, together with all of the other information included in this annual report, before making an investment decision. If any of the following risks actually occurs, our business, financial condition or results of operations could suffer. In that case, the value of the Company’s securities could significantly decline or be worthless and you may lose all or part of your investment.

Risks Relating to our Business

Health concerns arising from outbreaks of viruses or other illnesses could have a material adverse impact on our business, operating results and financial condition.

Our business could be materially and adversely affected by the outbreak of a widespread health epidemic, such as COVID-19, avian flu or African swine flu. The COVID-19 outbreak had led governments across the globe to impose a series of measures intended to contain its spread, including border closures, travel bans, quarantine measures, social distancing, and restrictions on business operations and large gatherings. The outbreak of COVID-19 had caused companies like us and our business partners to implement temporary adjustments to work schedules and travel plans, mandating employees to work from home and collaborate remotely. As a result, we may have experienced lower efficiency and productivity, internally and externally, which may adversely affect our service quality. Moreover, our business depends on our employees. If any of our employees has contracted or is suspected of having contracted COVID-19, these employees will be required to be quarantined and they could pass it to other of our employees, potentially resulting in severe disruption to our business.

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

Given the general slowdown in economic conditions globally, volatility in the capital markets as well as the general negative impact of the health concerns arising from outbreaks of viruses or other illnesses on the global market, we cannot assure you that we will be able to maintain the growth rate we have experienced or projected.

We have a limited operating history of selling cloud-based products and services and may be unable to achieve or sustain profitability or reasonably predict our future results.

In early 2013, we made a strategic decision to transform our business from servicing the public sector to focusing on the private sector. Leveraging our experience and expertise in handling large-scale IT projects for the public sector, we started investing in research and development to develop software products for the private sector. In 2014, continuing our business transition from the public sector to the private sector, we identified and provided cloud-based ecosystem solutions to four core markets including new media, healthcare, education, and residential community management. Underpinning our ecosystems are our industry-specific integrated technology platform, resource exchange, and big data services. In 2014, we predominately sold our cloud-based solutions to the Chinese new media industry. Starting from 2015, we further expanded the customer base of cloud-based solutions to education, government, and residential community management. In 2016, we expanded our business from the industry-specific integrated technology platform, resource exchange, and big data services into the elevator IoT sectors. From May 2017, we have focused our business to provide products and services on Cloud-App-Terminal (CAT) and IoT technology based digital advertising distribution networks and new media resource sharing platforms in the out-of-home adverting market in China. As such, we have a limited operating history of selling our cloud-based products and professional services to the private sector, which makes it difficult to evaluate our current business and future prospects and may increase the risk of your investment. In 2024, 2023 and 2022, we generated approximately $36.6 million, $38.4 million and $24.4 million in revenue, respectively, from our cloud-based technology (CBT) segment for customers in the education, new media, and out-of-home advertising market sectors. We expect to have significant operating expenses in the future to further support and grow our business, including expanding the scope of our customer base, expanding our direct and indirect selling capabilities, pursuing acquisitions of complementary businesses, investing in our data storage and analysis infrastructure, and research and development, and increasing our international presence.

Our independent registered auditors have expressed substantial doubt about our ability to continue as a going concern.

Our independent auditors have added an explanatory paragraph to their audit opinion issued in connection with our financial statements included in this report which states that the financial statements were prepared assuming that we would continue as a going concern.

Due to the unfavorable macro-economic environment and the slowdown of the out-of-home advertising market in China, we incurred net loss of approximately $7.1 million in 2022, $0.7 million in 2023 and $1.8 million in 2024. However, the Company will aggressively develop domestic and international markets to develop new customers and new product offerings through potential acquisitions and strategic collaborations with our business partners. There can be no assurance that we will be successful in achieving the goals set forth in our new business strategy and business model.

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

Our revenues and operating results can vary significantly from a filing period to the next due to a number of factors, many of which are beyond our control, such as public health pandemic and fluctuations in the volume of purchase by our customers as a result of changes in their operations. Our revenues and operating results could also be affected by delays or difficulties in expanding our geographical presence and infrastructure, changes to our pricing strategies due to a competitive business environment and underestimates of resources and time required to complete ongoing projects. Our first-quarter revenues may be relatively low compared to that of the other quarters due to the Chinese New Year holiday. Moreover, our operating and financial results may fluctuate as a result of our dependency on our customers’ budgets and spending patterns. Therefore, we may not be able to accurately forecast the demand for our products and services beyond the current calendar year, which could adversely affect our business, operating results, and financial condition. In addition, sales volumes from specific customers are likely to vary from year to year, and a major customer in one year may not remain as a major customer in the subsequent years.

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

We also may not be able to identify merger or acquisition targets. We may not be able to successfully integrate the targeted business or operations with ours after a merger or acquisition. Such failure to execute our long-term business plan likely will negatively impact the results of our operations.

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

Our future revenue stream, to a large degree, depends on our ability to capitalize on our technology strength and capabilities to offer new software applications and services to a broader client base. We must make investments in research and development to continue developing and offering new software applications and internet related products and services, and to enhance our existing software applications and internet-related services to maintain market acceptance of our products and services. We may encounter challenges in innovation and introduction of new products and services. Our software applications under development may not be successfully completed or, if developed, may not achieve significant customer acceptance. If we are unable to successfully define, develop, introduce competitive new software applications, and enhance the existing ones, our future operating results would be adversely affected. The timeline for software developments is difficult to predict. Timely launch of new applications and their acceptance by customers are important to our future success. A delay in the development or introduction of new applications could have a significantly adverse impact on our results of operations.

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

Our industry is known for rapid changes in technology, frequent introductions of new applications, quick evolution of industry standards, and changes in customer demands. If our technology, products and services become obsolete, our business operations would be materially and adversely affected. These market characteristics can cause the existing products to be obsolete and unmarketable. Our future success depends upon our ability to timely address the increasingly sophisticated requests from our customers to support the existing and new hardware, software, database, and networking platforms. Failure to achieve market acceptance of our existing products and services or to launch new products could materially and adversely affect our business and results of operations. As a result, we have to invest in research and development in order to succeed in this competitive industry and timely satisfy market demands. Our research and development expenses from continuing operations were approximately $2.4 million, $3.0 million and $3.6 million for the years ended December 31, 2024, 2023, and 2022, respectively.

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

Historically, a significant portion of our revenues have been derived from a limited number of customers or related parties. For the year ended December 31, 2024, we generated about $0.1 million of revenue from related parties. For the years ended December 31, 2024, 2023 and 2022, approximately 22%, 30% and 24%, respectively, of our revenues of continuing operations were derived from our five largest customers, including related parties. The loss of any of these significant customers and related parties would adversely affect our revenues and shareholder value.

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

A report of our management is included under Item 15 “Controls and Procedures” of this report. We are a non-accelerated filer and not required to include an attestation report of our auditor in this annual report. Management believes that our internal control over financial reporting has continued to improve in 2024 to minimize deficiencies identified in Item 15 of this report. Although we have made improvements to overcome such concern, we can provide no assurance that these deficiencies will be entirely remediated in a timely manner. As a result, investors and others may lose confidence in the reliability of our financial statements.

We face risks associated with maintaining and expanding our international operations, including unfavorable and uncertain regulatory, political, economic, tax and labor conditions.

We are subject to legal and regulatory requirements, political uncertainty and social, environmental and economic conditions in multiple jurisdictions, over which we have little control and which are inherently unpredictable. Our operations in such jurisdictions, particularly as a company based in the PRC, create risks relating to, among others, compliance; organizing local operating entities; establishing, staffing and managing foreign business locations; navigating foreign government taxes, regulations and permit requirements; enforceability of our contractual rights; trade restrictions or exchange controls. Such conditions may increase our costs, impact our operations and business plans and require significant management attention, and may harm our business if we are unable to manage them effectively.

Risks Relating to Doing Business in China

The PRC government exerts substantial influence over the manner in which we conduct our business activities. Its oversight over our business could result in a material change in our operations and the value of our ordinary shares. Changes in laws, regulations and policies in China and uncertainties with respect to the PRC legal system could materially and adversely affect us.

Our operations are primarily conducted in the PRC. Accordingly, our financial condition and results of operations are affected to a significant extent by the economic, political and legal developments in the PRC. The PRC government has implemented various measures to encourage economic growth and to guide the allocation of resources. Some of these measures may benefit the overall PRC economy but may also have a negative effect on us. For instance, our financial condition and results of operations could be materially affected by certain administrative requirements over capital investments or changes in tax regulations that are applicable to us.

The Chinese government recently has published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will not in the future release regulations or policies regarding our industry that could require us or our PRC subsidiaries to seek permission from Chinese authorities to continue to operate our business in China, which may adversely affect our business, financial condition and results of operations. Furthermore, recent statements made by the Chinese government have indicated an intent to increase the government’s oversight over offerings of companies with significant operations in China that are to be conducted in foreign markets, as well as foreign investment in China-based issuers like us. Any such action, once taken by the Chinese government, could significantly limit or completely hinder our ability to offer our securities, and could cause the value of such securities to significantly decline or become worthless.

For example, in July 2021, the Chinese government provided new guidance on China-based companies raising capital outside of China, including through arrangements via VIEs. In light of such developments, the SEC has imposed enhanced disclosure requirements on China-based companies seeking to register securities with the SEC. Although we dissolved the VIE structure in September 2021 and our business in China currently does not involve any type of restricted industry under Chinese regulations, any future Chinese, U.S. or other rules and regulations that place restrictions on capital raising or other activities by companies with extensive operations in China could adversely affect our business. If the business environment in China deteriorates from the perspective of domestic or international investment, or if relations between China and the United States or other governments deteriorate, the Chinese government may influence on our operations, and as a result, our business in China, as well as the value of our securities, may also be adversely affected.

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

The Trial Measures provide that where a PRC domestic company seeks to indirectly offer and list securities in overseas markets, the issuer shall designate a major domestic operating entity, which shall, as the domestic entity responsible, file with the CSRC. The Trial Measures stipulate that an overseas listing will be determined as “indirect” if the issuer meets both of the following conditions: (1) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year are accounted for by PRC domestic companies (Condition I), and (2) the main parts of the issuer’s business activities are conducted in the PRC, or its main places of business are located in the PRC, or the senior managers in charge of its business operations and management are mostly Chinese citizens or domiciled in the PRC (Condition II). The determination as to whether or not an overseas offering and listing by PRC domestic companies is indirect shall be made on a “substance over form” basis; the Listing Guidelines further stipulate that if an issuer not satisfying Condition I submits an application for issuance and listing in overseas markets in accordance with relevant non-PRC issuance regulations requiring such issuer to disclose risk factors mainly related to the PRC, the securities firm(s) and the issuer’s PRC counsel should follow the principle of “substance over form” in order to identify and argue whether the issuer should complete a filing under the Trial Measures. Subsequent securities offerings of an issuer in (i) the same overseas market where it has previously offered and listed securities, and (ii) an overseas market other than one where the issuer has previously offered and listed securities shall be filed with the CSRC within three working days after offerings are completed. Additionally, the Trial Measures stipulate that after an issuer has offered and listed securities in an overseas market, the issuer shall submit a report to the CSRC within three working days after the occurrence and public disclosure of (i) a change of control thereof, (ii) investigations of or sanctions imposed on the issuer by overseas securities regulators or relevant competent authorities, (iii) changes of listing status or transfers of listing segment, (iv) a voluntary or mandatory delisting, and (v) material change of its principal business operations to the extent that it ceases to be subject to the filing requirements of the Trial Measures.

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

Changes in U.S. and Chinese regulations or in relations between the United States and China may adversely impact our business, our operating results, our ability to raise capital and the value of our securities.

The U.S. government, including the SEC, has made statements and taken certain actions that led to changes to United States and international relations, and will impact companies with connections to the United States or China. The SEC has issued statements primarily focused on companies with significant China-based operations, such as us. For example, on July 30, 2021, Gary Gensler, former Chairman of the SEC, issued a Statement on Investor Protection Related to Recent Developments in China, pursuant to which former Chairman Gensler stated that he has asked the SEC staff to engage in targeted additional reviews of filings for companies with significant China-based operations. The statement also addressed risks inherent in companies with VIE structures. We have dissolved our VIE structure and are not in any industry that is subject to foreign ownership limitations by China. However, it is possible that the Company’s filings with the SEC may be subject to enhanced review by the SEC and this additional scrutiny could affect our ability to effectively raise capital in the United States.

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

In August 2023, former President Biden issued an executive order to restrict U.S. investments in sensitive technologies in the Chinese mainland, Hong Kong, and Macau, such as advanced computing chips, quantum technology, and artificial intelligence. On October 28, 2024, the U.S. Department of Treasury issued a final rule to implement the executive order (the “Outbound Investment Rule”), providing details on technical specifications and other aspects of the operative regulations, which came into effect on January 2, 2025. The Outbound Investment Rule imposes investment prohibitions and notification requirements on U.S. persons for a wide range of investments in entities associated with “countries of concern,” currently only China, that are engaged in activities relating to (i) semiconductors and microelectronics, (ii) quantum information technologies, and (iii) artificial intelligence systems. Even though U.S. persons’ acquisitions of publicly traded securities (such as our ordinary shares) will be exempted from the scope of covered transactions under the Outbound Investment Rule, the rule could still limit our ability to raise capital or contingent equity capital from U.S. investors given that the relevant laws, regulations, and policies continue to evolve and we cannot rule out the possibility of being deemed a Covered Foreign Person as defined under the Outbound Investment Rule in the future due to different views taken by the U.S. Department of Treasury, potential amendments to the Outbound Investment Rule or the introduction of additional regulations. Therefore, there are substantial uncertainties on whether the Outbound Investment Rule will have a material adverse impact on our business, results of operations, financial condition, and prospects.

On the other hand, the United States and China have imposed new or higher tariffs on goods imported from each other, including tariff increases announced by both countries in early 2025. As of the date of this annual report, there is still a high degree of uncertainty surrounding U.S. tariff policy, how it will be implemented, and how other countries will react to it. It also remains uncertain whether increased tariffs and trade war between United States and China will create further disruptions and uncertainties to the international trade and lead to a downturn to the global economy. If the United States or China continues imposing such tariffs, or if additional tariffs or trade restrictions are implemented by the United States or by China, the resulting trade barriers could have a significant adverse impact on our business. The adoption and expansion of trade restrictions and tariffs, quotas and embargoes, sanctions, the occurrence of a trade war, or other governmental action related to tariffs or trade agreements or policies, has the potential to adversely impact costs, our suppliers and the world economy in general, which in turn could have a material adverse effect on our business, results of operations and financial condition.

We cannot foresee whether and how developments in similar policy actions or any other policy actions taken by the U.S. or Chinese government will impact our business and financial performance. In addition, changes in political, business, economic and trade relations between the U.S. and China, including the potential for heightened tensions under the current U.S. administration, may trigger negative customer sentiment towards western brands in China, potentially resulting in a negative impact on our business, results of operations and financial condition.

If the regulations related to the business operations of our PRC subsidiaries changes significantly in the future and our PRC subsidiaries are not able to substantially comply with such regulations, the business operations of our PRC subsidiaries may be materially and adversely affected, and the value of our ordinary shares may significantly decrease.

A significant portion of our operations are conducted in the PRC, and are governed by PRC laws, rules and regulations. Our PRC subsidiaries are subject to laws, rules and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes and prior court decisions may be cited for reference but have limited precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws, rules and regulations governing economic matters in general. The overall effect of legislation over the past four decades has significantly enhanced the protections afforded to various forms of foreign investment in China. However, because these laws, rules and regulations, especially those relating to the internet, are relatively new, the relevant interpretation and guidance are still evolving. We may be exposed to compliance costs and regulatory risks if we fail to fully and accurately understand the laws and regulations under the PRC legal system and our business operation may be adversely affected.

Our business is subject to complex and evolving laws and regulations regarding privacy and data protection. Compliance with China’s new Data Security Law, Cybersecurity Review Measures, Personal Information Protection Law, Regulations on Network Data Security, as well as additional laws, regulations and guidelines that the Chinese government promulgates in the future may entail significant expenses and could materially affect our business.

Regulatory authorities in China have implemented and are considering further legislative and regulatory proposals concerning data protection. China’s new Data Security Law went into effect on September 1, 2021. The Data Security Law provides that the data processing activities must be conducted based on “data classification and hierarchical protection system” for the purpose of data protection and prohibits entities in China from transferring data stored in China to foreign law enforcement agencies or judicial authorities without prior approval by the Chinese government. The Data Security Law sets forth the legal liabilities of entities and individuals found to be in violation of their data protection obligations, including rectification order, warning, fines of up to RMB5 million, suspension of relevant business, and revocation of business permits or licenses. On July 7, 2022, CAC promulgated the Security Assessment Measures for Outbound Data Transfers, or the “Measures,” which became effective on September 1, 2022. The Measures applies to the security assessment of critical data and personal information collected and generated by a data processor in its operation in the PRC, which are to be provided abroad. Article 4 of the Measures stipulates that a data processor shall declare security assessment for its outbound data transfer to the CAC through the local cyberspace administration at the provincial level if the data processor provide data abroad under any of the following circumstances: (i) where a data processor provides critical data abroad; (ii) where a critical information infrastructure operator or a data processor processing the personal information of more than one million people provides personal information abroad; (iii) where a data processor has provided personal information of 100,000 people or sensitive personal information of 10,000 people in total abroad since January 1 of the previous year; and (iv) other circumstances prescribed by the CAC for which declaration for security assessment for outbound data transfers is required. On September 24, 2024, the State Council issued the Regulations on the Administration of Network Data Security, which took effect on January 1, 2025, prescribing that the network data processors processing personal information of over 10 million individuals shall fulfill certain requirements for processing important data and require network data processors to take certain precautionary measures.

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

On December 28, 2021, the CAC and certain other PRC regulatory authorities revised the Cybersecurity Review Measures (2021) (the “revised Cybersecurity Review Measures”), which took effect on February 15, 2022. The revised Cybersecurity Review Measures authorize the CAC to conduct cybersecurity review on a range of activities that affect or may affect national security. The PRC National Security Law defines various types of national security, including technology security and information security. The revised Cybersecurity Review Measures expands the cybersecurity review to data processing operators in possession of personal information of over 1 million users if the operators intend to list their securities in a foreign country. Under the revised Cybersecurity Review Measures, the scope of entities required to undergo cybersecurity review to assess national security risks that arise from data processing activities would be expanded to include all critical information infrastructure operators who purchase network products and services and all data processors carrying out data processing activities that affect or may affect national security. In addition, the revised Cybersecurity Review Measures provide that all such entities that maintain or store the personal information of more than 1 million users and undertake a public listing of securities in a foreign country would be required to pass cybersecurity review, which would focus on the potential risk of core data, important data, or a large amount of personal information being stolen, leaked, destroyed, illegally used or exported out of China, or critical information infrastructure being affected, controlled or maliciously used by foreign governments after such a listing. An operator that violates these Measures shall be dealt with in accordance with the provisions of the PRC Cybersecurity Law and the PRC Data Security Law.

On September 24, 2024, the State Council released the Regulations on Network Data Security, which became effective on January 1, 2025. The Regulations on Network Data Security provide more detailed guidance on how to implement the general legal requirements under legislations such as the Cybersecurity Law, Data Security Law and the Personal Information Protection Law. The Regulations on Network Data Security follow the principle that the state will regulate based on a data classification and multi-level protection scheme. When we conduct advertising data collection and analysis, such data is only related to the placement and delivery of ads, which does not involve any personal information. However, we may constitute an online platform service provider under the Regulations on Network Data Security, because our PRC subsidiary Biznest is operating a smart cloud platform that publishes commercial ads of our advertiser clients. Online platform service provider under the Regulations on Network Data Security will be required, among other things, to disclose terms and privacy policies and the algorithms they use.

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

However, any failure to comply with applicable data security regulations in the future could result in regulatory enforcement actions against us, and misuse of or failure to secure personal information could also result in violation of data privacy laws and regulations, proceedings against us by governmental authorities or other authorities, damage to our reputation and credibility and could have a negative impact on revenues and profits.

PRC laws and regulations establish certain procedures in connection with certain acquisitions of China-based companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions or mergers in China.

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

On December 16, 2021, pursuant to the HFCA Act, the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China of the People’s Republic of China and Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in such jurisdictions. In addition, the PCAOB’s report identified specific registered public accounting firms which are subject to these determinations. Our current registered public accounting firm, PKF is not headquartered in mainland China or Hong Kong and was not identified in this report as a firm subject to the PCAOB’s determination. Our current auditor, PKF, is a UK-based accounting firm that is registered with the PCAOB and can be inspected by the PCAOB. We have no current intention of engaging any auditor not subject to regular inspection by the PCAOB. Furthermore, the PCAOB is able to inspect the audit workpapers of our PRC subsidiaries, as such workpapers are electronic files possessed by our registered public accounting firms. However, if the PCAOB determines in the future that it cannot inspect or fully investigate our auditor at such future time, trading in our securities would be prohibited under the HFCA Act.

On August 26, 2022, CSRC, the MOFCOM, and the PCAOB signed the Protocol, governing inspections and investigations of audit firms based in China and Hong Kong. The Protocol remains unpublished and is subject to further explanation and implementation. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB made a statement announcing that it was able, in 2022, to inspect and investigate completely issuer audit engagements of PCAOB-registered public accounting firms headquartered in China and Hong Kong. However, uncertainties still exist as to whether the PCAOB will have continued access for complete inspections and investigations in the future. When the PCAOB reassesses its determinations in the future, it could still determine that it is unable to inspect and investigate completely accounting firms based in mainland China and Hong Kong. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations under the HFCA Act if needed. There can be no assurance that we will continue to be able to comply with requirements imposed by U.S. regulators if the PCAOB is not able to fully inspect any component of our auditor’s work papers in the future. Delisting of the Company’s ordinary shares would force holders to sell their shares. The market price of Taoping’s ordinary shares could be adversely affected as a result of the anticipated negative impacts of these executive or legislative actions, regardless of whether these executive or legislative actions are implemented and regardless of our actual operating performance.

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

According to the Foreign Investment Law, the State Council will publish or approve to publish a “negative list” for special administrative measures concerning foreign investment. The latest Negative List, which was promulgated by the State Council on February 11, 2002, and came into effect on April 1, 2002, and the latest Special Administrative Measures (Negative List) for Foreign Investment Access (2024), or the Negative List, which was promulgated by the MOFCOM and the National Development and Reform Commission (“NDRC”) on September 6, 2024, and took effect on November 1, 2024. The Negative List sets out in a unified manner the restrictive measures, such as the requirements on shareholding percentages and management, for the access of foreign investments, and the industries that are prohibited for foreign investment. Any field not falling in the Negative List shall be administered under the principle of equal treatment to domestic and foreign investment.

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

Our ordinary shares are traded and listed on the Nasdaq Capital Market under the symbol of “TAOP.” Historically, we have received multiple notifications from Nasdaq Listing Qualifications that we were not in compliance with the minimum bid price requirements set forth in Nasdaq Listing Rule 5550(a)(2) for continued listing on The Nasdaq Capital Market. Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of $1.00 per share, and Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days (the “Minimum Bid Price Requirements”). Most recently, on June 21, 2024, we received a notice from the Nasdaq Listing Qualifications, announced in a report on Form 6-K with the SEC on June 24, 2024, that we were not in compliance with the Minimum Bid Price Requirements for continued listing on the Nasdaq. Based on the closing bid price of the Company’s ordinary shares for the 30 consecutive business days prior to the date of the notification letter from Nasdaq, the Company no longer satisfied the Minimum Bid Price Requirements. The notification letter provided that the Company had 180 calendar days, or until December 18, 2024, to regain compliance. On December 19, 2024, we received a second notice from the Nasdaq Listing Qualifications, in which Nasdaq granted us an additional 180 days, or until June 16, 2025, to regain compliance. The Company intends to monitor the closing bid price of the ordinary shares and may, if appropriate, consider implementing available options to regain compliance. If the Company chooses to implement a reverse stock split, it must complete the split no later than ten business days prior to June 16, 2025 in order to regain compliance.

However, there is no assurance that we will be able to regain compliance with the Minimum Bid Price Requirements in a timely manner or in general, continue to maintain our compliance with the Nasdaq continued listing requirements. If we fail to do so, the Company’s ordinary shares may lose their status on Nasdaq Capital Market and they would likely be traded on the over-the-counter markets, including the Pink Sheets market. As a result, selling the Company’s ordinary shares could be more difficult because smaller quantities of shares would likely be bought and sold, transactions could be delayed, and security analysts’ coverage of us may be reduced. In addition, in the event that the Company’s ordinary shares are delisted, broker dealers would bear certain regulatory burdens which may discourage broker dealers from effecting transactions in the Company’s ordinary shares and further limit the liquidity of the Company’s shares. These factors could result in lower prices and larger spreads in the bid and ask prices for the Company’s ordinary shares. Such delisting from Nasdaq and continued or further declines in the Company’s ordinary share price could also greatly impair our ability to raise additional necessary capital through equity or debt financing and could significantly increase the ownership dilution to shareholders caused by the Company’s issuing equity in financing or other transactions.

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

We have issued convertible notes that contain variable conversion prices which could result in substantial dilution to the Company’s existing shareholders.

On January 13, 2025, we entered into a securities purchase agreement to an investor, pursuant to which we sold to the investor an unsecured convertible promissory note with a 12-month maturity. The note has the original principal amount of $1,311,000. The investor may convert all or any part of the outstanding balance of the note, at a conversion price of $3.00 per share. In addition, the investor may redeem all or any portion of the note, subject to a maximum amount of $300,000 per month, into ordinary shares of the Company at a price equal to the lesser of (i) $3.00, and (ii) 80% multiplied by the lowest daily volume-weighted average price during the 10 trading days immediately preceding the applicable redemption, subject to certain adjustments and limitations. The investor also has the right, on any trading day and the following trading day, that any intraday trade price of the ordinary shares is 10% greater than the previous measurement period’s closing trade price (as defined in the note), to redeem all or any portion of the outstanding balance of the note into ordinary shares.

Therefore, if the investor elects to convert the then-outstanding balance of its note into the Company ordinary shares at or prior to maturity, such conversion may be made at a significant discount to the then market price of the Company’s shares. Accordingly, the Company’s existing shareholders will experience immediate dilution in their ownership of the Company’s ordinary shares, as a result of the discounted price at which the notes may be converted.

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

If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would vigorously defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact on our business operations, and any investment in the Company’s ordinary shares could be greatly reduced or even rendered worthless.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price and trading volume for the Company’s shares could decline.

The trading market for the Company’s ordinary shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who cover us downgrades the Company’s ordinary shares or publishes inaccurate or unfavorable research about our business, the market price for the Company’s ordinary shares would likely decline. If one or more of these analysts cease coverage of the Company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for the Company’s ordinary shares to decline.

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

As of April 27, 2025, our officers, directors and beneficially own or control, directly or indirectly, approximately 9.8% of our outstanding ordinary shares. As a result, though we are currently not aware of any voting agreement between them, they possess significant influence over our company if they voted together with other shareholders in the same manner. These persons will be able to significantly influence, though not independently determine, the outcome of matters required to be submitted to our shareholders for approval, including significant corporate actions such as mergers, consolidations, sales of all or substantially all of our assets, election of directors and other significant corporate actions. They may take actions that are not in the best interest of the Company or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of ordinary shares.

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

We are a foreign private issuer. As a result, we are not subject to certain of the requirements imposed upon U.S. domestic issuers by the SEC. For example, we are not required by the SEC or the federal securities laws to issue quarterly reports or file proxy statements with the SEC. We are also allowed to file our annual report with the SEC within four months of our fiscal year end. We are also not required to disclose certain detailed information regarding executive compensation that is required from U.S. domestic issuers. Further, our directors and executive officers are not required to report equity holdings under Section 16 of the Exchange Act. As a foreign private issuer, we are also exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, aim to ensure that select groups of investors are not privy to specific information about an issuer before other investors. We are, however, still subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5. Since many of the disclosure obligations required of us as a foreign private issuer are different than those required by U.S. domestic reporting companies, our shareholders should not expect to receive all of the same types of information about us and at the same time as information is received from, or provided by, U.S. domestic reporting companies. We are liable for violations of the rules and regulations of the SEC, which do apply to us as a foreign private issuer. Violations of these rules could affect our business, results of operations, and financial condition.

On the other hand, we would lose our foreign private issuer status if, for example, more than 50% of our voting securities are directly or indirectly held by residents of the United States and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors, and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. As a U.S.-listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting, and other expenses that we will not incur as a foreign private issuer in order to maintain a listing on a U.S. securities exchange.

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

Certain corporate governance practices in the BVI, which is our home country, differ significantly from the Nasdaq Capital Market corporate governance listing standards.

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

Actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems. For example, on March 10, 2023, Silicon Valley Bank failed and was taken into receivership by the U.S. Federal Deposit Insurance Corporation (the “FDIC”); on March 12, 2023, Signature Bank and Silvergate Capital Corp. were each swept into receivership; the following week, a syndicate of U.S. banks infused $30 billion in First Republic Bank; and later that same week, the Swiss Central Bank provided $54 billion in covered loan and short-term liquidity facilities to Credit Suisse Group AG, all in an attempt to reassure depositors and calm fears of a banking contagion. Our ability to effectively run our business could be adversely affected by general conditions in the global economy and in the financial services industry.

Although the U.S. Department of Treasury, FDIC and Federal Reserve Board have announced a program to provide up to $25 billion of loans to financial institutions secured by certain of such government securities held by financial institutions to mitigate the risk of potential losses on the sale of government securities with interest rates below current market interest rates, widespread demands for customer withdrawals or other liquidity needs of financial institutions for immediately liquidity may exceed the capacity of such program. Additionally, there is no guarantee that the U.S. Department of Treasury, FDIC and Federal Reserve Board will provide access to uninsured funds in the future in the event of the closure of other banks or financial institutions, or that they would do so in a timely fashion.

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

Corporate History

Taoping Inc.’s predecessor company was originally organized under the laws of the State of Florida on September 19, 1979, under the name Mark Thomas Publishing Inc. On April 29, 2003, we changed our name to Irish Mag, Inc. From our inception through October 8, 2006, we provided consulting services in the offset printing industry, targeting individual retail consumers as well as small to medium-sized companies.

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
TAOPING GROUP (CHINA) LTD.
【Hong Kong】
100%
Information Security IoT Tech. Co., Ltd.
【PRC】
100%
TopCloud Software (China) Co., Ltd.
【PRC】
100%
Information Security Tech. (China) Co., Ltd.
【PRC】
100%
Taoping (Guangxi) EP Tech. Co., Ltd.
【PRC】
100%
Taoping Industrial (Yunnan) Co., Ltd.
【PRC】
51%
Taoping EP Holdings (Shenzhen) Co., Ltd.
【PRC】
100%
Biznest Internet Tech. Co., Ltd.
【PRC】
100%
iASPEC Bocom IoT Tech. Co., Ltd.
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

Principal Capital Expenditures and Divestitures

For the year ended December 31, 2024, our total capital expenditures and divestitures were $1.1 million and $0 million, respectively. For the year ended December 31, 2023, our total capital expenditures and divestitures were $1.2 million and $0 million, respectively. For the year ended December 31, 2022, our total capital expenditures and divestitures were $1.8 million and $0 million, respectively. Such expenditures and divestitures were primarily related to the purchase and sale of long-lived assets and business acquisitions. These capital expenditures were mainly funded by our operating cash flow.

B. Business Overview

General

Executive Offices of the Company are located in Shenzhen, China. As of December 31, 2024, we had approximately 33 full-time employees.

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

In May 2017, we completed our transformation to a provider of CAT and IoT technology based digital advertising distribution network and new media resource sharing platform, and offered an end-to-end digital advertising solution enabling customers to efficiently and cost-effectively direct advertisements to specific interactive ad display terminals in the out-of-home advertising market across China. In 2017, we became profitable as a result of a successful transition of our business model. We continued to improve our financial position in 2018. However, as a result of the outbreak of Covid-19 pandemic in 2020, our business was negatively impacted from 2020 to 2022, and experienced certain recovery in 2023 with rebounded customer demands of our products. We had net loss of approximately $1.8 million, $0.7 million and $7.1 million respectively in 2024, 2023, and 2022.

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

In January 2022, the Company completed the acquisition of 100% equity interest of Zhenjiang Taoping IoT Tech. Co., Ltd (“ZJIOT”), aiming to accelerate the Company’s smart charging pile and digital new media businesses in East China.

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

In April 2024, the Company established a subsidiary Taoping Industrial (Yunnan) Co., Ltd. to explore smart agricultural related businesses in Yunnan Province.

In June 2024, ZJIOT was dissolved as a result of the Company’s business realignment.

In January 2025, Taoping Digital Tech. (Jiangsu) Co., Ltd. (“TDTJS”) was dissolved as a result of the Company’s business realignment.

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

In the first quarter of 2014, China’s State Council unveiled a new urbanization plan for the period from 2014 to 2020 in an effort to steer the country onto a more humanistic and environmentally friendly urbanization path. The plan increases the country’s investment in urban infrastructure, public service facilities, and affordable housing constructions. It also calls for closer coordination between urban and rural developments, optimization of city planning, and tighter integration of environmental protection measures into urbanization efforts. The plan also projects new construction of 20,000 to 50,000 skyscrapers around the country, as well as implementation of mass transit systems in more than 170 cities by 2025. In addition, it requires the construction of regular railways to connect all medium sized cities of over 200,000 in population and high-speed railways to connect large cities of over 500,000 in population by 2020. Also, it plans to expand the nation’s civil aviation network to cover 90 percent of its total population.

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

Out-of-Home Digital Advertising Market in China

Rising urbanization has resulted in prevalent traffic congestions throughout China. In medium to large sized cities, people on an average spend 39 minutes of commuting to work. According to China New-type Urbanization Report (2014-2018), in densely populated tier one cities including Beijing, Guangzhou, and Shanghai, it costs commuters 14, 12, and 11 minutes every day in traffic jams, respectively. In Beijing, a megacity of over 21 million residents, the daily commute takes 45 minutes, the worst of all Chinese cities.

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

Currently, most of the advertising display terminals in China are not connected to any network. Consequently, updating their media contents requires onsite manual operation through flash drives or other means. They also tend to have low asset utilization rates. Based on our own primary research, we have estimated that offline terminals have an average asset utilization rate of 40% in tier-one cities, 30% in tier-two cities, and 20% in tier-three and smaller cities. In comparison, content on cloud-based terminals can be remotely uploaded, updated, and managed resulting in substantial labor cost savings for terminal operators, i.e. advertising agencies. In addition, cloud-based terminals offer advertising agencies the flexibility of fine-tuning advertisement schedules on the fly and customizing advertisement content at each location as specific as one single office building. More importantly, idle time slots on cloud-based terminals can be discovered and sold on Taoping, an online resource exchange platform of ours that was released in the fourth quarter of 2015 as a module of our Yunfa Net (www.pubds.com), an information distribution and advertising delivery system. Therefore, the asset utilization rate of advertising agencies can be greatly improved. As a result, there is a growing demand to convert offline terminals into networked terminals using our CBT products and services. In January 2018, we separated Taoping module from Yunfa Net and officially launched the Taoping Net (www.taoping.cn) and Taoping App. Taoping Net provides an advertising-resources trading service platform which connects screen owners, advertisers and consumers. Taoping Net integrates nationwide high-quality screen resources of Taoping Alliance, a new media operating organization founded by us and Taoping New Media Co., Ltd. (“TNM”), a company controlled by Mr. Jianghuai Lin and was then acquired by the Company in June 2021. Taoping App, which enables customers to distribute and manage ads from mobile terminals, effectively satisfies the need to distribute fragmented ads. Using Taoping App, anyone can buy and distribute real-time ads to designated terminals.

Furthermore, the wide adoption of QR codes is also positively impacting the demand for our cloud-based products and services. A QR code is a digital barcode that contains merchants’ information. By incentivizing consumers to scan the QR code embedded in advertisement, advertising agencies can analyze the effectiveness of their advertisements and adjust their sales and marketing tactics on a real-time basis. In China, the application of QR codes is permeating from tier-one cities to the rest of the country. Although QR codes have frequently appeared in print ads as well as in digital ads displayed on offline terminals, the codes can be changed only as frequently as the advertisement itself. The data brought into advertising agencies by the QR codes cannot be segmented by precise locations or time slots, and thus can generate only limited insight into viewer behavior. In contrast, individualized QR codes embedded in advertisement displayed on networked terminals can vary by location and time slot, and offer advertising agencies deeper insights at a much higher precision than offline terminals or print ads. Consequently, the adoption of QR codes is further driving the demand for our cloud-based ad display terminals.

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

Customers

In fiscal year 2024, no single customer accounted for greater than 10% of total revenues in 2024. In fiscal year 2023, one customer accounted for greater than 10% of total revenues in 2023, and in fiscal year 2022, no single customer represented 10% or more of our total revenue of continuing operations. The following tables provide revenue by our major customers of continuing operations for the years ended December 31, 2024, 2023 and 2022.

Year 2024

	Revenues	% of
	(Thousands)	Revenues
Yayu Technology (Jiangsu) Co., Ltd	2,618	7%
Guangzhou Qiaocheng Information Technology Co., Ltd	1,720	5%
Guangxi Wancang Technology Group Co., Ltd	1,383	4%
Shenzhen Chuangzhi Tiancheng Technology Co., Ltd	1,335	4%
Shenzhen Beidian Zhengguang Technology Co., Ltd	867	2%
TOTAL	$7,923	22%

Year 2023

	Revenues	% of
	(Thousands)	Revenues
Fujian Haixia Xingyun Information Technology Co., Ltd	$6,020	16%
Shenzhen Chuangzhi Tiancheng Technology Co., Ltd	1,714	4%
Fuzhou Shenpeng Technology Co., Ltd	1,487	4%
Guangzhou Shengzhuo Intelligent Technology Co., Ltd	1,234	3%
Shenzhen Dashan Intelligent Technology Co., Ltd	1,113	3%
TOTAL	$11,568	30%

Year 2022

	Revenues	% of
	(Thousands)	Revenues
Guangzhou Shengzhuo Intelligent Technology Co., Ltd	$1,831	8%
Shenzhen Chuangzhi Tiancheng Technology Co., Ltd	1,464	6%
Shenzhen Nortel Positive Light Technology Co., Ltd	949	4%
Shenzhen Dingsheng Huaxun Technology Co., Ltd	840	3%
Shanghai Easy Net E-commerce Co., Ltd	835	3%
TOTAL	$5,919	24%

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

In 2017, we completed our business transformation to a leading products and services provider of CAT and IoT technology based digital advertising distribution network and new media resource sharing platform in the out-of-home Advertising Market in China. In 2017, we gained profitability as a result of the successful transition of our business model. In 2018, we continued to prove the sustainability of the new business model and increased the net income to approximately $1.7 million. In 2021, 2020 and 2019, due to the unfavorable macro-economic environment and the slowdown of the out-of-home advertising market in China, we had net loss of approximately $9.9 million, $18.3 million and $3.6 million respectively. For years going forward, we will continue to execute our business plan and build a nationwide cloud-based ad terminal network by penetrating into more cities throughout China, which is expected to generate recurring service revenue for the Company, in addition to equipment sales. In addition, we have been actively exploring other cloud-based solutions including the smart charging pile business throughout China, by leveraging our TAOP smart cloud and the Taoping Alliance national distribution network.

In 2021, we expanded our CAT based new media sharing platform into digital advertising and smart community sectors by acquiring Taoping New Media Co., Ltd. to provide out-of-home digital advertising. Also, we explored business opportunities in blockchain, digital assets, and cryptocurrency mining operations by recruiting seasoned executives, contracting various well-known consulting firms, suppliers, and operators in these areas. In addition, we formed a Blockchain Business Division to manage blockchain development, digital assets NFT (None-Fungible Token) and cryptocurrency mining operations, and a Digital Culture Business Division to cover on-line education and digital advertising operations. We generated revenues of $5.5 million from the blockchain business during the year ended December 31, 2021.

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

In 2023 and 2024, as an application expansion of its cloud-based platform, the Company started to explore new business opportunities in AI-related products and solutions and smart agriculture business.

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

As of December 31, 2024, through our wholly-owned subsidiaries IST, TopCloud, Biznest, Bocom, and ISIOT, we had 187 registered and copyrighted software products, 501 registered trademarks and held 30 patents. We also own three domain names (http://www.taop.com; http://www.taoping.cn; and http://www.pubds.com).

We protect our know-how and technologies through confidentiality provisions in the employment contracts we enter into with our employees. In addition, our engineers are generally divided into different project groups, each of which generally handles only a portion of the project. As a result, no engineer generally has access to the entire design process and documentation for a particular product.

We have funded a vendor to develop vehicular display terminal using our digital new media sharing platform to deliver advertisements. The development of vehicular display terminal was completed in September 2020 and started earning advertising revenue. According to the modified contract, we have capitalized the funding as purchased software enjoying the intellectual property of the vehicular display terminal and shared advertising revenue generated from the vehicular display terminal within the four-year modified contract term.

Regulation

Because all of our operating entities are located in the PRC, we are regulated by the national and local laws of the PRC. This section summarizes the major PRC regulations relating to our business.

Permits and Certificates

Through our subsidiaries, we hold the following permits and certificates:

Name	Expiration Date	Company
National High-tech Enterprise	Valid till December 25, 2027, subject to renewal every three years.	IST
National High-tech Enterprise	Valid till December 25, 2027, subject to renewal every three years.	Biznest

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

Investment activities in mainland China by foreign investors are governed by the Guiding Foreign Investment Direction, which was promulgated by the State Council on February 11, 2002, and came into effect on April 1, 2002, and the latest Special Administrative Measures (Negative List) for Foreign Investment Access (2024), or the Negative List, which was promulgated by the MOFCOM and the National Development and Reform Commission (“NDRC”) on September 6, 2024, and took effect on November 1, 2024. The Negative List sets out in a unified manner the restrictive measures, such as the requirements on shareholding percentages and management, for the access of foreign investments, and the industries that are prohibited for foreign investment. Any field not falling in the Negative List shall be administered under the principle of equal treatment to domestic and foreign investment.

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

The PRC Copyright Law, adopted in 1990 and revised in 2001, 2010 and 2020 respectively, with its implementation rules adopted on August 8, 2002 and revised in 2011 and 2013 respectively, and the Regulations for the Protection of Computer Software as promulgated on December 20, 2001 and amended in 2011 and 2013 provide protection for copyright of computer software in the PRC. Under these rules and regulations, software owners, licensees and transferees may register their rights in software with the National Copyright Administration Center or its local branches to obtain software copyright registration certificates.

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

Regulations on Dividend Distribution

Distribution of dividends of foreign investment enterprises are mainly governed by the Foreign Investment Enterprise Law, issued in 1986 and amended in 2000 and 2016 respectively, and the Implementation Rules under the Foreign Investment Enterprise Law, issued in 1990 and amended in 2001 and 2014 respectively. Under these regulations, foreign investment enterprises in the PRC may distribute dividends only out of their accumulative profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, no less than 10% of the accumulated profits of the foreign investment enterprises in the PRC are required to be allocated to fund certain reserve funds each year unless these reserves have reached 50% of the registered capital of the enterprises. A PRC company is not permitted to distribute any profits until any losses from previous fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year. Under our current corporate structure, our BVI holding company may rely on dividend payments from IST, which is a wholly foreign-owned enterprise incorporated in China, to fund any cash and financing requirements we may have. Limitation on the ability of our consolidated VIEs to make remittance to IST and on the ability of IST to pay dividends to us could limit our ability to access cash generated by the operations of those entities. See “Risk Factors-Risks Relating to Doing Business in China— Restrictions under PRC law on our PRC subsidiaries’ ability to make dividends and other distributions could materially and adversely affect our ability to grow, make investments or acquisitions that could benefit our business, pay dividends to you, and otherwise fund and conduct our business.”

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

According to Provisions in the Notice on Adjusting the Value added Tax Rates, or the Notice, issued by the State Administration of Taxation and the Ministry of Finance, where taxpayers make VAT taxable sales or import goods, the applicable tax rates shall be adjusted from 17% to 16% and from 11% to 10%, respectively. The Notice took effect on May 1, 2018, and the adjusted VAT rates took effect at the same time. Pursuant to the Notice of the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs of the PRC on Relevant Policies for Deepening the Value-Added Tax Reform, which was promulgated on March 20, 2019 and became effective on April 1, 2019, the tax rate of 16% applicable to the VAT taxable sale or import of goods by a general VAT taxpayer shall be adjusted to 13%, and the tax rate of 10% applicable thereto shall be adjusted to 9. On September 30, 2019, the Ministry of Finance and the State Taxation Administration jointly issued the Announcement on Clarifying the VAT Additional Deduction Policy for the Living Services, pursuant to which, from October 1, 2019 to December 31, 2021, the taxpayers engaging in providing living services are allowed to deduct additional 15% of the deductible input VAT amount for the current period from the payable tax. For aforementioned taxpayers providing production and living services relating to Announcement on Policies for Deepening the VAT Reform and Announcement on Clarifying the VAT Additional Deduction Policy for the Living Services, the input VAT additional deduction policies is further extended to December 31, 2022 according to the regulations. From January 1, 2023 to December 31, 2023, the VAT Additional Deduction policy is implemented in accordance with the following provisions: (i). Taxpayers in the productive service industry are allowed to add 5% of the current deductible input tax to offset the taxable amount; (ii). Taxpayers in the lifestyle service industry are allowed to deduct 10% of the current deductible input tax to offset the taxable amount. On December 25, 2024, the prevailing VAT regulations were enacted into the Value-Added Tax Law of the People’s Republic of China, which will come into effect on January 1, 2026.

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

The CSRC Filing Notice states that, beginning from March 31, 2023, PRC domestic enterprises which have already issued and listed securities overseas and fall within the scope of filing under the Trial Measures shall be considered Existing Listed Enterprises. Existing Listed Enterprises are not required to complete filings immediately; rather, Existing Listed Enterprises should complete filings if they are subsequently involved in matters that require filings, such as follow-on financing activities, in accordance with the Trial Measures.

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

On February 7, 2021, the Anti-Monopoly Committee of the State Council promulgated the Anti-Monopoly Guidelines for the Internet Platform Economy Sector which stipulates that any concentration of undertakings involving variable interest entities shall fall within the scope of antimonopoly review. Furthermore, the Guidelines to Anti-Monopoly in the Field of Internet Platforms prohibit certain monopolistic acts of internet platforms so as to protect market competition and safeguard interests of users and undertakings participating in internet platform economy, including without limitation, prohibiting platforms with dominant position from abusing their market dominance (such as discriminating customers in terms of pricing and other transactional conditions using big data and analytics, coercing counterparties into exclusivity arrangements, using technology means to block competitors’ interface, favorable positioning in search results of goods displays, using bundle services to sell services or products, compulsory collection of unnecessary user data). On May 6, 2024, the SAMR issued the Interim Provisions on Prohibition of Unfair Competition on the Internet, which prohibits business operators from using data, algorithms and other technical means to commit traffic hijacking, interference, malicious incompatibility and other improprieties to influence user choices or hinder or damage the normal operation of network products or services offered by other business operators.

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

We were founded in 1993. As of December 31, 2024, we had approximately 33 full-time employees.

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

Recent Developments

In March and April 2023, the Company entered into two long-term strategic cooperation agreements with Zhaoyuan City, Shandong Province and Wuxuan County, Guangxi Province, respectively. Under the agreements, the Company will provide Taoping’s cloud-based intelligent product solutions, including its IoT Smart Rest Station, fully autonomous street sweeper, smart large screen displays, and Blue Box off-grid wastewater treatment solution. Zhaoyuan City and Wuxuan County will provide the Company with multiple channels of support and preferential policies. As part of the agreements, both parties will also work together on low-carbon environmental protection, urban renewal, rural ecological revitalization, and other related projects.

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

In May 2024, the Company unveiled a new, upgraded AI-powered smart terminal. This cutting-edge platform integrates AI Generative Artificial Intelligence (AIGC) with Taoping’s intelligent cloud platform technology and product capabilities, paving the way for intelligent, AI-driven smart terminals.

In December 2024, the Company signed a non-binding letter of intent to acquire 100% of the equity of Shenzhen Yunti Internet of Things Co., Ltd. (“Yunti”), a Chinese company based in Shenzhen, Guangdong Province. Taoping’s acquisition of Yunti, if consummated, is expected to open new revenue growth opportunities for the Company, while further consolidating and expanding the Company’s market share in the lucrative elevator equipment and service industry. Under the letter of intent, Yunti’s shareholders agree to transfer their ownership of Yunti to the Company in exchange for newly issued ordinary shareholders of the Company. The final valuation and timeline of the acquisition will be determined based on a mutually agreed upon independent third party’s comprehensive evaluation of Yunti. The parties expect to close and integrate the acquisition over the next 12 months.

In February 2025, the Company entered into a non-binding strategic cooperation framework agreement with the Government of Mengla County, Yunnan Province. The agreement outlines plans for extensive collaboration in the modern agricultural industry, with the objective of boosting regional economic growth.

Principal Factors Affecting Our Financial Performance

Demand for Software Products and Services, Advertising, and High-End Server

The revenue growth and profitability of our business depend on the overall market demand for software products and related services, high-end data servers, and out-of-home advertising. The demand for our CBT products is attributable to rapid urbanization and rising living standards in China. As a result of migration to the cities, individuals’ disposable income and consumptions of information to assist their purchases of goods and services increase as well. Consequently, our CBT products become increasingly receptive to advertisements displayed at public locations. Meanwhile, rising competition has driven merchants and service providers to seek advertisements as a way to make their brands visible and memorable that drives up the demand for innovative advertising technology like our cloud-based software and services. The COVID-19 pandemic has changed the landscape of business operations and resulted in significant increase in working from remote locations, on-line shopping, on-line education, on-line entertainment, and other on-line business transactions creating high demand for high-end data storage servers to accommodate the surging internet information transmission.

The demand for our TIT products is attributable to digitization of public services in China. Due to changes in policies and regulations in China in 2012, various local governments started postponing IT projects they had previously contracted with us indefinitely. As a result, many of our existing receivables became uncollectable. Starting 2013, we made a strategic decision to transition our business from servicing the public sector to focusing on the private sector. We started completing our in-process IT projects and ceased to take on new customers in the public sector. As a result, the TIT business has diminished throughout the years and gradually being phased out.

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

IST HK was incorporated in Hong Kong and subject to a Hong Kong Profits Tax of 16.5% according to the current Hong Kong tax laws.

Under the Chinese EIT Law, IST is approved as High Technology Enterprises and respective income tax rates were reduced to 15%. Biznest is approved as a software enterprises and enjoys EIT at the tax rate of 12.5%. TopCloud, ISIOT, Bocom and TNM are subject to regular EIT at 25%.

Business Segment Information

Segment information is consistent with how the Chief Operating Decision Maker, i.e., the Directors of the Company, review business health, make investment, allocate resources and assess operating performances. Transfers and sales between reportable segments, if any, are recorded at cost.

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

Results of Operations

Comparison of Years Ended December 31, 2024 and 2023

The following table sets forth key components of our results of operations for fiscal years ended December 31, 2024 and 2023, both in dollars and as a percentage of our revenue.

	December 31, 2024		December 31, 2023
	Amount	% of Revenue	Amount	% of Revenue
Revenue	$36,672,512	100.00%	$38,635,635	100.00%
Costs of revenue	28,902,062	78.81%	29,783,354	77.09%
Gross profit	7,770,450	21.19%	8,852,281	22.91%
Administrative expenses	(6,209,596)	(16.93)%	(5,600,578)	(14.50)%
Research and development expenses	(2,424,127)	(6.61)%	(2,967,043)	(7.68)%
Selling expenses	(745,289)	(2.03)%	(482,358)	(1.25)%
(Loss) from operations	(1,608,562)	(4.39)%	(197,698)	(0.51)%
Subsidy income	58,540	0.16%	292,797	0.76%
(Loss) from equity method investment	-	-	(8,031)	(0.02)%
Other income (loss), net	203,081	0.55%	267,292	0.69%
Interest income	2,241	0.01%	2,100	0.01%
Interest expense	(460,544)	(1.26)%	(580,630)	(1.50)%
(Loss) before income taxes	(1,805,244)	(4.92)%	(224,170)	(0.58)%
Income tax (expense)	(14,143)	(0.04)%	(7,980)	(0.02)%
Net loss from continuing operations	(1,819,387)	(4.96)%	(232,150)	(0.60)%
Net loss from discontinued operations	-	-	(465,791)	(1.21)%
Net (loss)	(1,819,387)	(4.96)%	(697,941)	(1.81)%
Less: Net loss attributable to non- controlling interest	-	-	-	-
Net (loss) attributable to Company	$(1,819,387)	(4.96)%	$(697,941)	(1.81)%

Revenue. We generate revenues from advertising, selling hardware, software, and other technology-related services to customers. For the year ended December 31, 2024, our total revenue was $36.7 million, of which approximately $0.1 million was from related parties, compared to total revenue of $38.6 million for the year ended December 31, 2023, a decrease of $1.9 million, or 5.1%. The decrease was primarily due to a decrease of $0.7 million in advertising revenue, and a decrease of $1.3 million in software revenue, driven by the Company’s transition toward providing enhanced integration of popular AI components into its current products and solutions.

The following table shows our revenue, percentage of revenue, cost of revenue and gross margin, by revenue categories:

	Year Ended December 31, 2024				Year Ended December 31, 2023
		% of	Cost of	Gross		% of	Cost of	Gross
	Revenue	Revenue	Revenue	Margin	Revenue	Revenue	Revenue	Margin
Products	$24,628,580	67.16%	22,148,743	10.07%	$24,239,113	62.74%	21,389,832	11.75%
Software	7,446,966	20.31%	2,430,562	67.36%	8,798,802	22.77%	4,145,233	52.89%
Advertising	4,290,173	11.70%	4,307,542	(0.40)%	5,001,695	12.95%	3,945,211	21.12%
Others	306,793	0.83%	15,215	95.04%	596,025	1.54%	303,078	49.15%
Total	$36,672,512	100.00%	28,902,062	21.19%	$38,635,635	100.00%	29,783,354	22.91%

A breakdown of revenue, percentage of revenue, cost of revenue and gross margin by segments is as follows:

	Year Ended December 31, 2024				Year Ended December 31, 2023
		% of	Cost of	Gross		% of	Cost of	Gross
	Revenue	Revenue	Revenue	Margin	Revenue	Revenue	Revenue	Margin
TIT Segment	$85,145	0.23%	73,473	13.71%	$214,980	0.56%	183,381	14.70%
CBT Segment	36,587,367	99.77%	28,828,589	21.21%	38,420,655	99.44%	29,599,973	22.96%
Total	$36,672,512	100.00%	28,902,062	21.19%	$38,635,635	100.00%	29,783,354	22.91%

Cost of revenue and gross profit. As indicated in the tables above, our cost of revenue decreased by $0.9 million, which was mainly attributed to decreases in cost of software of $1.7 million, offset by increase in cost of products of $0.8 million, or 3.0%, to $28.9 million, for the year ended December 31, 2024, from $29.8 million for the year ended December 31, 2023. As a percentage of revenue, our cost of revenue increased to 78.8% during the year ended December 31, 2024, from 77.1% during the year ended December 31, 2023. As a result, gross profit as a percentage of revenue decreased to 21.2% for the year ended December 31, 2024 from 22.9% for the year ended December 31, 2023. The decrease in the overall gross margin primarily resulted from significantly lower margin of advertising business, which was due to the slight decrease of advertising revenue and the fixed depreciation and amortization of related advertising costs.

Administrative expenses. Our administrative expenses consist primarily of compensation and benefits for our general management, finance and administrative staff, professional advisor consulting fees, audit fees, and other expenses incurred in connection with general operations. Our administrative expenses increased by $0.6 million, or 10.9%, to $6.2 million for the year ended December 31, 2024, from $5.6 million for the year ended December 31, 2023. As a percentage of revenue, administrative expenses increased to 16.9% for 2024, from 14.5% for 2023. Such increase was primarily due to an increase of $2.2 million in allowance for credit losses, offset by a decrease of $0.6 million in share-based compensation to certain directors, executive officers, and employees, a decrease of $0.3 million in depreciation expenses, a decrease of $0.2 million in professional service fee, a decrease of $0.2 million in office expenses, and a decrease of $0.2 million in foreign currency exchange loss.

Research and development expenses. Our research and development expenses consist primarily of personnel-related expenses, as well as costs associated with new software and hardware development and enhancement. Our research and development expenses decreased by $0.6 million, or 18.3%, to $2.4 million for the year ended December 31, 2024, from $3.0 million for the year ended December 31, 2023. Such a decrease was primarily due to the decrease in depreciation of R&D-related hardware equipment and software, and the decrease in payroll and benefits to R&D staff. As a percentage of revenue, research and development expenses decreased to 6.6% for 2024, from 7.7% for 2023.

Selling expenses. Our selling expenses consist primarily of the compensation and benefits to our sales and marketing staff, business entertainment expenses, and marketing expenses. Our selling expenses increased by $0.2 million, or 54.5%, to $0.7 million for the year ended December 31, 2024, from $0.5 million for the year ended December 31, 2023. This increase was due to the redundancy compensation for the sales employees and the increase of the selling activities related costs.

Subsidy income. Our subsidy income consists primarily of the compensation and benefits to governmental subsidies. Our subsidy income decreased by $0.23 million, or 80.0%, to $0.06 million for the year ended December 31, 2024, from $0.29 million for the year ended December 31, 2023.

Other income (loss). Our other income decreased by $0.1 million, or 24.0%, to $0.2 million for the year ended December 31, 2024, from $0.3 million for the year ended December 31, 2023. Other income in 2024 was mainly generated from the write-off of approximately $0.4 million of accounts payable, other payables and advances from customers, offset by approximately $0.1 million in loss on disposal of property, equipment and software, and approximately $0.1 million in loss on disposals/dissolutions of subsidiaries.

Interest expense. Interest expense for the year ended December 31, 2024 was approximately $0.5 million, compared to interest expense of approximately $0.6 million in 2023.

Income tax expense. We recorded income tax expense of $14,143 for the year ended December 31, 2024, as compared to $7,980 of income tax expense in 2022.

Net loss (income) from discontinued operations. Net loss from discontinued operations for the year ended December 31, 2024 was $nil, compared to a net loss of approximately $0.5 million in 2023.

Net loss attributable to Company. As a result of the cumulative effect of the foregoing factors, we had a net loss attributable to the Company of $1.8 million for the year ended December 31, 2024, as compared to net loss of $0.7 million for the year ended December 31, 2023.

Comparison of Years Ended December 31, 2023 and 2022

The following table sets forth key components of our results of operations for fiscal years ended December 31, 2023 and 2022, both in dollars and as a percentage of our revenue.

	December 31, 2023		December 31, 2022
	Amount	% of Revenue	Amount	% of Revenue
Revenue	$38,635,635	100.00%	$24,233,463	100.00%
Costs of revenue	29,783,354	77.09%	17,003,414	70.17%
Gross profit	8,852,281	22.91%	7,230,049	29.83%
Administrative expenses	(5,600,578)	(14.50)%	(6,149,981)	(25.38)%
Research and development expenses	(2,967,043)	(7.68)%	(3,606,653)	(14.88)%
Selling expenses	(482,358)	(1.25)%	(639,052)	(2.64)%
(Loss) from operations	(197,698)	(0.51)%	(3,165,637)	(13.06)%
Subsidy income	292,797	0.76%	148,577	0.61%
(Loss) from equity method investment	(8,031)	(0.02)%	(261,397)	(1.08)%
Other income (loss), net	267,292	0.69%	3,314,433	13.68%
Interest income	2,100	0.01%	7,956	0.03%
Interest expense	(580,630)	(1.50)%	(556,434)	(2.30)%
(Loss) before income taxes	(224,170)	(0.58)%	(512,502)	(2.11)%
Income tax (expense)	(7,980)	(0.02)%	(69,869)	(0.29)%
Net loss from continuing operations	(232,150)	(0.60)%	(582,371)	(2.40)%
Net loss from discontinued operations	(465,791)	(1.21)%	(6,499,276)	(26.82)%
Net (loss)	(697,941)	(1.81)%	(7,081,647)	(29.22)%
Less: Net loss attributable to non- controlling interest	-	-	-	-
Net (loss) attributable to Company	$(697,941)	(1.81)%	$(7,081,647)	(29.22)%

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

Research and development expenses. Our research and development expenses consist primarily of personnel-related expenses, as well as costs associated with new software and hardware development and enhancement. Our research and development expenses decreased by $0.6 million, or 17.7%, to $3.0 million for the year ended December 31, 2023, from $3.6 million for the year ended December 31, 2022. Such a decrease was primarily due to the decrease in depreciation of R&D-related hardware equipment and software, and the decrease in payroll and benefits to R&D staff. As a percentage of revenue, research and development expenses decreased to 7.7% for 2023, from 14.9% for 2022.

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

Subsidy income. Our subsidy income consists primarily of compensation and benefits to governmental subsidies. Our subsidy income increased by $0.14 million, or 97.1%, to $0.29 million for the year ended December 31, 2023, from $0.15 million for the year ended December 31, 2022.

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

Foreign Currency Fluctuations

See Item 11 “Quantitative and Qualitative Disclosures about Market Risk-Foreign Exchange Risk.”

B. Liquidity and Capital Resources

As of December 31, 2024, we had cash and cash equivalents of $1.6 million.

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

The allowance for credit losses at December 31, 2024 and 2023, totalled approximately $7.7 million and $25.6 million, respectively, representing management’s best estimate. The following table describes the movement for allowance for credit losses during the year ended December 31, 2024.

Balance at December 31, 2023	$25,591,946
Increase in allowance for credit losses	2,646,969
Amounts recovered during the year	(62,786)
Decrease from dissolution of a subsidiary	(1,122)
Amounts written off as uncollectible	(19,505,099)
Foreign exchange difference	(981,417)
Balance at December 31, 2024	$7,688,491

The following table summarizes the key cash flow components from our consolidated statements of cash flows for the periods indicated.

Cash Flows

	Years Ended December 31,
	2024	2023	2022
Net cash (used in) operating activities	(2,384,588)	(2,326,017)	(7,511,698)
Net cash (used in) provided by investing activities	(1,075,839)	(1,209,024)	4,310,557
Net cash provided by financing activities	3,748,976	3,839,344	22,716
Effects of exchange rate changes on cash and cash equivalents	(12,772)	(26,688)	(329,601)
Net increase (decrease) in cash and cash equivalents	275,777	277,615	(3,508,026)
Cash and cash equivalents at beginning of the year	1,300,855	1,023,240	4,531,266
Cash and cash equivalents at end of the year	1,576,632	1,300,855	1,023,240

Operating Activities

Net cash used in operating activities was $2.4 million for the year ended December 31, 2024, $2.3 million for the year ended December 31, 2023 and $7.5 million for the year ended December 31, 2022. Net cash used in operating activities in the fiscal year 2024 was primarily attributed to the increase in inventories and advances to suppliers. For the fiscal year 2023, net cash used in operating activities was primarily attributed to increase in advances to suppliers, increase in inventories and the decrease in accounts payable. For the fiscal year 2022, net cash used in operating activities was primarily attributed to the increase in accounts receivable for approximately $4.0 million and approximately $6.0 million for decrease in accounts payable.

Investing Activities

Net cash used in investing activities was $1.1 million for the year ended December 31, 2024 and net cash used in investing activities was $1.2 million for the year ended December 31, 2023. Net cash provided by investing activities was $4.3 million for the year ended December 31, 2022. Net cash used in investing activities in 2024 was mainly due to the purchase of property and equipment of approximately $1.1 million. Net cash used in investing activities in 2023 was mainly due to purchase of property and equipment of approximately $1.2 million. Net cash provided by investing activities in 2022 was mainly due to purchase of property and equipment of approximately $1.8 million, offset by the proceeds from sales of property and equipment of $1.1 million, and proceeds from sales of cryptocurrencies of $5.0 million.

Financing Activities

Net cash provided by financing activities was $3.7 million for the year ended December 31, 2024, mainly attributable to proceeds from borrowings under short-term loans of $1.8 million, proceeds from borrowings under long-term loans of $6.2 million, and proceeds from issuance of ordinary shares of $4.2 million, offset by repayment of short-term loans of $8.4 million. Net cash provided by financing activities was $3.8 million for the year ended December 31, 2023, mainly attributable to proceeds from borrowings under short-term loans of $8.8 million, repayment of short-term loan of $7.2 million, proceeds from issuance of ordinary shares of $1.7 million, and proceeds from issuance of convertible note of $0.6 million. Net cash provided by financing activities was $22,700 for the year ended December 31, 2022, mainly attributable to proceeds from borrowings under short-term loans of $7.4 million, and repayment of short-term loan of $7.4 million.

Loan Facilities

As of December 31, 2024 and 2023, our loan facilities were as follows:

Short-term bank loans

	December 31,
	2024	2023
Secured short-term loans	$1,780,948	$8,547,509
Add: amounts due within one year under long-term loan contracts	305,775	-
Total short-term bank loans	$2,086,723	$8,547,509

Long-term bank loans

	December 31,
	2024	2023
Secured long-term loans	$6,106,871	$-
Less: amounts due within one year under long-term loan contracts	(305,775)	-
Total long-term bank loans	$5,801,096	$-

As of December 31, 2024, the Company had short-term and long-term bank loans in total of approximately $7.9 million, which mature on various dates from July 15, 2025 to October 31, 2027. The short-term bank loans may be extended upon maturity for another year by the banks without additional charges to the Company. The bank borrowings are in the form of credit facilities. Amounts available to the Company from the banks are based on the amount of collateral pledged or the amount guaranteed by the Company’s subsidiaries. These short-term borrowings bear fixed interest rates ranging from 3.45% to 4.31% per annum. These long-term borrowings bear floating interest rates at the 1-year China Loan Prime Rate plus 40 to 105 basis points, ranging from 3.50% to 4.40% per annum. These long-term bank loans have terms of 35 or 36 months.

Management’s Plans

As a result of business realignment, the Company’s revenue for the year ended December 31, 2024 was slightly decreased as compared to the year 2023. The Company incurred a net loss of $1.8 million for year ended December 31, 2024, compared to a net loss of $0.7 million for 2023. Cash and cash equivalents at December 31, 2024 was $1.6 million, compared to cash and cash equivalents of $1.3 million a year ago. As of December 31, 2024, the Company had a working capital surplus of approximately $16.0 million, significantly improved from a working capital surplus of $5.2 million as of December 31, 2023.

The Company will continue to put efforts on the digital advertising and other cloud-based and AI-related products and applications. Furthermore, its two core competencies, the Taoping national sales network and the highly scalable and compatible cloud platform, and its strong software development capability, make it a valued partner by many other smart-community customers and solution providers. Having considered that the existing businesses of the Company suffered from losses and negative operating cashflows in the previous years and expected to be more competitive in the future, the Company started to explore business opportunity in the smart agriculture field. In February 2025, the Company entered into a strategic cooperation agreement with the Government of Mengla County, Yunnan Province. The agreement outlines plans for extensive collaboration in the modern agricultural industry, under which the Company aims to invest in developing a smart agricultural planting base in Mengla County, to establish a model for the growth of the modern agricultural sector. The Company expects to generate additional cash-flow from this new business starting from 2025.

The Company considers the competitive market in China and potential financial consequences from the tariffs war may raise significant uncertainty to the Company’s businesses. If the Company’s execution of the above business strategies is not successful to achieve positive operating cashflow, additional capital raise from issuing equity security or debt instrument or additional loan facility may occur to support required cash flows. The Company’s existing $7.9 million bank loan, which was collateralized with the Company’s office property, provides important capital support for its operation.

July 2023 Standby Equity Purchase Agreements

On July 17, 2023, the Company entered into both a public standby equity purchase agreement and a private standby equity purchase agreement with an investor. Pursuant to the agreements, the Company has the right, but not the obligation, to sell to the investor up to $1,000,000 and $10,000,000, respectively, of its ordinary shares, within 24 months and 36 months, respectively, from the date of the agreements. As of April 2025, the Company had received a total of approximately $6.3 million in gross proceeds under these two equity line financings.

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

The Note is recognized initially at fair value, net of debt discounts including original issue discount, transaction Expense Amount, and allocation of proceeds to beneficial conversion feature, in the amount of $215,440. As of December 31, 2023, the remaining unamortized debt discount was $159,785, and has been fully amortized through September 27, 2024. As of December 31, 2024, the remaining balance of the convertible note was nil. See “Notes to Consolidated Financial Statements- 16. Convertible Note Payable” on page F-37 for additional information.

January 2025 Securities Purchase Agreement and Convertible Promissory Note

On January 13, 2025, Taoping Inc. (the “Company”) entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain investor, pursuant to which the Company issued an unsecured convertible promissory note with a 12-month maturity (the “Convertible Note”) to Investor. The Convertible Note has the original principal amount of $1,311,000 including the original issue discount of $96,000 and Investor’s legal and other transaction costs of $15,000.

February 2025 Securities Purchase Agreement

On February 26, 2025, the Company entered into a securities purchase agreement with certain investors (the “Investors”), pursuant to which the Company agreed to issue an aggregate of 10,000,000 ordinary shares of no par value of the Company, at an offering price of $0.20 per share, to the Investors for a total purchase price of $2,000,000.

From above, the Company believes that it has the ability to raise needed capital to maintain its operations, repay short term loans and fund business growth, and is able to operate as a going concern.

However, the Company considered the recent fluctuation in Nasdaq market and can make no assurances that financing will be always available for the amounts we need, or on terms commercially acceptable to us, if at all. If one or all of the businesses and/or strategies do not go well or subsequent capital raise was insufficient to bridge financial and liquidity shortfall, substantial doubt exists about the Company’s ability to continue as a going concern. The consolidated financial statements have been prepared assuming that the Company will continue as a going concern and, accordingly, do not include any adjustments that might result from the outcome of this uncertainty.

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

The following table provides the amount of our statutory general reserve, the amount of restricted net assets, consolidated net assets, and the amount of restricted net assets as a percentage of consolidated net assets, as of December 31, 2024 and 2023:

	December 31,
	2024	2023
PRC general reserve - restricted net assets	$10,209,086	$10,209,086
Consolidated net assets	$15,869,331	$12,763,297
Restricted net assets as percentage of consolidated net assets	64.33%	79.99%

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

As of December 31, 2024 and 2023, the breakdown of our cash and cash equivalents (including restricted cash) was as follows:

	December 31,
	2024	2023
Cash located outside of the PRC	$670,452	$653,638
Cash held by other entities located in the PRC	906,180	647,217
	$1,576,632	$1,300,855

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

C. Research and Development, Patents and Licenses, Etc.

Our industry is characterized by extremely rapid technological change, evolving industry standards, and changing customer demands. These conditions require continuous expenditures on product research and development to enhance existing products, create new products, and avoid product obsolescence. See Item 3 “Key Information-D. Risk Factors-If we are unable to develop and offer competitive new products and services, our future operations could be adversely affected,” -”If we are unable to keep abreast with the rapid technological changes in our industry, demand for our products and services could decline and adversely affect our revenue and growth,” and -”Our technology may become obsolete, which could materially adversely affect our ability to sell our products and services.” For a detailed analysis of research and development costs, see Item 5.A. “Operating Results-Results of Operations-Research and development expenses”.

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

E. Critical Accounting Policies and Accounting Estimates

Below sets out the key accounting policies of the Group:

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

Revenue - Products

Product revenues are generated primarily from the sale of Cloud-Application-Terminal based digital ads display terminals with integrated software essential to the functionality of the hardware to our customers (inclusive of related parties), high-end data storage servers, and supercomputing servers. Although manufacturing of the products has been outsourced to the Company’s Original Equipment Manufacturer (OEM) suppliers, the Company has acted as the principal of the contract. The Company recognized the product sales at the point of delivery. Product sales are classified as “Revenue-Products” on the Company’s consolidated statements of operations.

Revenue - Software

The Company designs, develops and provide subsequent upgrades and maintenances for software products. Software development usually includes developing software, integrating various isolated software systems into one, testing the software. The design and build process, together with the integration of the various elements, are generally determined to be essential to the functionality of the delivered software. The Company recognized the software sales for developing software at the point of delivery, and recognized the software revenue for software maintenance and upgrade services on a straight-line basis over the contracted service period.

The Company usually completes the software development in one-off and recognizes the revenue at the point of delivery of service because the Company does not have an enforceable right to payment for performance completed to date. Revenues from software development contracts are classified as “Revenue-Software” on the Company’s consolidated statements of operations.

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

The Company also generates its advertising revenue through facilitating internet promotion advertising service and recognizes the revenue over the contracted advertising duration. The Company provides advertising services to customers for promotion of their brands and products through internet. For the network promotion advertising contracts, the Company generally recognizes revenue over time, because the customer simultaneously receives and consumes the benefits as the Company performs throughout a fixed contract term.

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

The Company had ceased the operation of cryptocurrency mining business by December 2022, and there is no Revenue - Cryptocurrency mining for the years ended December 31, 2023 and 2024.

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

The Company follows ASC 842 – Leases that requires lessor to identify the underlying assets and allocate rental income among considerations in lease and non-lease components. The Company owns two units of office space renting out to a third party with lease term of two years starting from May 1, 2022 to April 30, 2024, which is extended by two years to April 30, 2026, and another third party with lease term of three years starting from January 1, 2024 to December 31, 2026, respectively. The lease agreements have fixed monthly rental payments, and no non-lease component or option for lessees to purchase the underlying assets. The Company collects monthly rental payments from the lessees and recognizes rental income.

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

Critical Accounting Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. The Company’s significant estimates include estimates used in going concern assessment, assessment of credit losses and obsolete inventories. Management makes these estimates using the best information available at the time the estimates are made; however actual results could differ from those estimates

Recent Accounting Pronouncements

Please refer to Note 2 to our audited consolidated financial statements for a discussion of relevant pronouncements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information regarding our directors and senior management, as well as employees upon whose work we are dependent, as of the date of this annual report.

NAME	AGE	POSITION
Jianghuai Lin	56	Director, Chairman of the Board and Chief Executive Officer
Zhiqiang Zhao	54	President and Director
Liqiong (Iris) Yan	48	Chief Financial Officer
Zhixiong Huang	56	Chief Operating Officer
Guangzeng Chen	46	Chief Technology Officer and Chief Product Officer
Huan Li	40	Chief Marketing Officer
Ping Cai	65	Director
Yong Jiang	51	Director
Remington C.H. Hu	59	Director

Mr. Jianghuai Lin. Mr. Lin has been the Chairman of the Board and the Chief Executive Officer of the Company since 2006. Mr. Lin has also served as the Chairman and Chief Executive Officer of our subsidiary, IST, since its incorporation in January 2006. During the period from September 2000 to June 2004, Mr. Lin served as the President and Chief Executive Officer of Hong Kong United Development Group, a consolidated enterprise engaging in investment, high technology, and education. Before that, during the period from February 1995 through August 2000, Mr. Lin was a Director and the General Manager of Fujian Wild Wolf Electronics Limited, a company engaged in the business of manufacturing electrical consumer products. Mr. Lin holds a Master’s Degree in Software Engineering from Wuhan University and a Bachelor’s Degree in Industrial Accounting from Xiamen University.

Mr. Zhiqiang Zhao. Mr. Zhao has been the President of the Company since August 2015 and a member of the Board since June 19, 2012. Mr. Zhao has extensive experience in corporate operations and integrations, strategic planning, and human resource management. From March 2003 to March 2005, Mr. Zhao served as Supervisor of Human Resources for the Foxconn Technology Group. From April 2005 to July 2006, Mr. Zhao served as Administrative and Human Resource Director of iASPEC; and as Deputy General Manager of iASPEC from July 2006 to August 2010. From November 2010, Mr. Zhao began serving as the Chief Operating Officer and Vice President of the Company. From August 2010, he was vice chairman of iASPEC. From July 2011, Mr. Zhao served as General Manager of ISIOT (former HPC Electronics (Shenzhen) Ltd.). Mr. Zhao holds a Bachelor’s Degree in Mechanical & Electrical Engineering from Inner Mongolia University.

Ms. Liqiong (Iris) Yan. Ms. Yan has been the Chief Financial Officer of the Company since May 2021. Ms. Yan has over ten years’ experience in finance, investor relations and corporate governance. She served as the Company’s Assistant CFO between 2018 and 2021 and prior to that she was the Director of Investor Relations and Secretary of the Board of the Company since 2007. During her tenure, Ms. Yan assisted in Company’s Nasdsq listing, Company’s strategic acquisitions and overseas equity/debt financings, and was instrumental in strategy planning, financial management and capital strategy management. Ms. Yan is a Certified Management Accountant (CMA) licensed by the Institute of Management Accountants. Ms. Yan received a postgraduate diploma in Investment from Fudan University and a bachelor’s degree in International Economics from Beijing Normal University.

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

Dr. Yong Jiang. Dr. Jiang has been a member of the Board since August 13, 2013. As a professor and supervisor for Ph. D candidates, Dr. Jiang has been the Vice Director of Division of Information Science & Technology and the Director of Network Center in the Graduate School at Shenzhen, Tsinghua University (GSST) since 2002. Dr. Jiang is a member of Association of Computing Machinery (ACM), the world’s largest educational and scientific computing society, and a member of China Computer Federation (CCF). He also serves as the Vice Chairman of Shenzhen Association of Chief Information Officer, and a committee member of Shenzhen Association of Experts. Dr. Jiang was majored in the research of next generation internet and computer network architecture, and has led more than 10 national-level scientific research programs, including programs from National Natural Science Foundation of China (NSFC), the National 863 Program, the pilot program from China Next Generation Internet (CNGI), and National Major Projects. Dr. Jiang graduated from the Department of Computer Science and Technology of Tsinghua University.

Mr. Remington C.H. Hu. Mr. Hu has been a member of the Board since June 19, 2012 and was a member of the Board of CITN from October 30, 2009 until completion of the corporate reorganization on October 31, 2012. He is a seasoned executive with more than 16 years of experience in corporate finance and investment management, and is the founder and CEO of Tomorrow Capital Limited, a financial advisory firm. Prior to founding Tomorrow Capital Limited, Mr. Hu served, from February 2008 to July 2009, as Chief Financial Officer of Yucheng Technologies Limited, a Nasdaq listed top IT solutions and BPO company servicing Chinese banking industry. From August 2004 to August 2007, Mr. Hu served as China Representative for CVM Capital Partners, LLC, the largest Taiwanese Venture Capital affiliated with the largest Taiwanese private equity investment group. Earlier in his career, Mr. Hu founded and served, from June 1999 to June 2002, as Chief Financial Officer of eSoon Communications International Corp., a software start-up focusing on the then fast-growing CRM/CTI market. He also served, from August 1996 to May 1999, as Vice President of Crimson Asia Capital Holdings, Ltd., former Asia’s largest venture capital firm backed by Taiwanese China Trust Financial Group. He began his career at Citibank, NA, as an Assistant Vice President in the Taipei and Hong Kong. Mr. Hu holds a Master’s Degree in Business Administration from the Wharton Business School and a Bachelor’s Degree in Computer Science and Information Engineering from the National Chiao Tung University.

There is no arrangement or understanding with any major shareholders, customers, suppliers or others, pursuant to which any person named above was selected as a director or member of senior management.

No family relationship exists between any of the persons named above.

B. Compensation

In 2024, we paid an aggregate of approximately $616,000 in cash compensation to our directors and senior management as a group. We do not set aside or accrue any amounts for pension, retirement or other benefits for our directors and senior management. However, we reimburse our directors for out-of-pocket expenses incurred in connection with their services in such capacity.

2016 Equity Incentive Plan, as amended

On May 9, 2016, the Board adopted the 2016 Equity Incentive Plan, or the 2016 Plan, pursuant to which the Company may offer up to five million ordinary shares as equity incentives to its directors, employees and consultants. Such number of shares is subject to adjustment in the event of certain reorganizations, mergers, combinations, recapitalizations, stock splits, stock dividends, or other change in the corporate structure of the Company affecting the shares issuable under the 2016 Plan. On July 30, 2020, the Company effectuated a 6-to-1 share combination, which effectively reduced the ordinary shares authorized to be issued under the 2016 Plan from 5,000,000 to 833,334. On May 9, 2021, the Board amended the 2016 Plan to, among other things, (1) increase the number of ordinary shares authorized to be issued pursuant to the 2016 Plan by 4,166,666 to 5,000,000, and (2) extend the term of the 2016 Plan to May 9, 2026. On August 1, 2023, the Company effectuated a 10-to-1 share combination, which effectively reduced the ordinary shares authorized to be issued under the 2016 Plan from 5,000,000 to 500,000.

The following paragraphs summarize the principal features of the 2016 Plan and are qualified in its entirety by reference to the full text of the 2016 Plan:

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

From December 2021 to July 2022, a total of 3,000 restricted shares were granted to certain consultants of the Company.

On May 26, 2023, the Board granted restricted shares in an aggregate amount of 200,000 ordinary shares, no par value under the 2016 Plan to certain of its directors, executive officers and employees as compensations for their services. The following shares were granted to the executive officers and directors of the Company:

●	Jianghuai Lin, 100,000 shares;
●	Zhiqiang Zhao, 27,000 shares;
●	Zhixiong Huang, 27,000 shares;
●	Iris Yan, 27,000 shares;
●	Huan Li, 8,000 shares;
●	Guangzeng Chen, 2,000 shares;
●	Yong Jiang, 1,500 shares;
●	Remington C.H. Hu, 1,500 shares.

All of the restricted shares vested immediately upon the grant date.

2024 Equity Incentive Plan

On December 9, 2024, the Board adopted the 2024 Equity Incentive Plan, or the 2024 Plan, pursuant to which the Company may offer up to ten million ordinary shares as equity incentives to its directors, employees and consultants. Such number of shares is subject to adjustment in the event of certain reorganizations, mergers, combinations, recapitalizations, stock splits, stock dividends, or other change in the corporate structure of the Company affecting the shares issuable under the 2024 Plan. The 2024 Plan has a term of 10 years following the effective date, unless sooner terminated by the Board.

The following paragraphs summarize the principal features of the 2024 Plan and are qualified in its entirety by reference to the full text of the 2024 Plan:

Purpose. The purposes of the 2024 Plan are to promote the long-term growth and profitability of the Company and its Affiliates by stimulating the efforts of Employees, Directors and Consultants of the Company and its Affiliates who are selected to be participants, aligning the long-term interests of participants with those of shareholders, heightening the desire of participants to continue working toward and contributing to our success, attracting and retaining the best available personnel for positions of substantial responsibility, and generally providing additional incentive for them to promote the success of our business through the grant of Awards of or pertaining to the Company’s ordinary shares. The 2024 Plan permits the grant of Incentive Share Options (ISOs), Nonstatutory Share Options (NSOs), Restricted Shares, Restricted Share Units, Share Appreciation Rights, Performance Units and Performance Shares as the Administrator may determine.

Administration. The 2024 Plan may be administered by our Board or a committee. The 2024 Plan is currently being administered by our Compensation Committee. The Administrator has the authority to determine the specific terms and conditions of all Awards granted under the 2024 Plan, including, without limitation, the number of ordinary shares subject to each Award, the price to be paid for the ordinary shares and the applicable vesting criteria. The Administrator has discretion to make all other determinations necessary or advisable for the administration of the 2024 Plan.

Eligibility. NSOs, Restricted Shares, Restricted Share Units, Share Appreciation Rights, Performance Units and Performance Shares may be granted to Employees, Directors or Consultants either alone or in combination with any other Awards. ISOs may be granted only to employees of the Company, and of any Parent or Subsidiary.

Shares Available for Issuance Under the 2024 Plan. Subject to adjustment as described below, (a) the maximum aggregate number of Shares that may be issued under the 2024 Plan is 10,000,000 ordinary shares, (b) to the extent consistent with Section 422 of the Code, not more than an aggregate of 5,000,000 ordinary shares may be issued under ISOs, and (c) not more than 500,000 ordinary shares (or for Awards denominated in cash, the Fair Market Value of 500,000 ordinary shares on the Grant Date), may be awarded to any individual Participant in the aggregate in any one fiscal year of the Company, such limitation to be applied in a manner consistent with the requirements of, and only to the extent required for compliance with, the exclusion from the limitation on deductibility of compensation under Code Section 162(m). The number and class of shares available under the 2024 Plan are subject to adjustment in the event of certain reorganizations, mergers, combinations, recapitalizations, share splits, share dividends, or other similar events which change the number or kind of shares outstanding.

Transferability. Unless otherwise provided in the 2024 Plan or otherwise determined by the Administrator, an Award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the Participant, only by the Participant. However, the Administrator may, at or after the grant of an Award other than an ISO, provide that such Award may be transferred by the recipient to a “family member” (as defined in the 2024 Plan); provided, however, that any such transfer is without payment of any consideration whatsoever and that no transfer shall be valid unless first approved by the Administrator, acting in its sole discretion, and as required by the Company’s memorandum and articles of association. If the Administrator makes an Award transferable, such Award will contain such additional terms and conditions as the Administrator deems appropriate.

Termination of, or Amendments to, the 2024 Plan. The Board may at any time amend, alter, suspend or terminate the 2024 Plan, provided that the Company will obtain shareholder approval of any 2024 Plan amendment to the extent necessary and desirable to comply with Applicable Laws. No amendment, alteration, suspension or termination of the 2024 Plan will impair the rights of any Participant, unless mutually agreed otherwise between the Participant and the Administrator, which agreement must be in writing and signed by the Participant and the Company. Termination of the 2024 Plan will not affect the Administrator’s ability to exercise the powers granted to it hereunder with respect to Awards granted prior to the date of such termination.

On December 27, 2024, the Board granted restricted shares in an aggregate amount of 2,000,000 ordinary shares, no par value under the 2024 Plan to certain of its directors, executive officers and employees as compensation for their services. The following shares were granted to the executive officers and directors of the Company:

●	Jianghuai Lin, 1,000,000 shares;
●	Zhiqiang Zhao, 270,000 shares;

●	Zhixiong Huang, 270,000 shares;
●	Iris Yan, 270,000 shares;
●	Huan Li, 80,000 shares;
●	Guangzeng Chen, 15,000 shares;
●	Ping Cai, 15,000 shares;
●	Yong Jiang, 15,000 shares;
●	Remington C.H. Hu, 15,000 shares.

All of the restricted shares vested immediately upon the grant date.

As of the date of this report, we have issued 2,000,000 restricted shares under the 2024 Plan and no options to purchase ordinary shares are outstanding.

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

Each director so elected holds office for the term, if any, as may be specified in the resolution appointing him or until his earlier death, disqualification, resignation or removal. The directors may appoint one or more directors to fill a vacancy on the Board. We do not have any contracts with our directors providing for benefits upon termination of employment.

Our executive officers are appointed by our Board of Directors. The executive officers shall hold office until their successors are duly elected and qualified, but any officer elected or appointed by the directors may be removed at any time, with or without cause, by a majority vote of the directors.

The chairman of the Board shall have a second or casting vote in the case of an equality of votes at any meeting of the Board.

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

D. Employees

As of December 31, 2022, 2023 and 2024, we had a total of 63, 56 and 33 full-time employees, respectively. The following table illustrates the allocation of these employees among the various job functions conducted at our company as of December 31, 2024.

Department	Number of Employees
Software Development	10
Sales & Marketing	1
Administration & Human Resources	2
Operation	6
Finance and Accounting	8
Management	6
TOTAL	33

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

E. Share Ownership

The following table sets forth information regarding beneficial ownership of each class of our voting securities as of April 27, 2025 (i) by each person who is known by us to beneficially own 5% or more of each class of our voting securities; (ii) by each of our officers and directors; and (iii) by all of our officers and directors as a group. Unless otherwise specified, the address of each of the persons set forth below is in care of the Company, 21st Floor, Everbright Bank Building, Zhuzilin, Shenzhen 518040, China.

Name and Address of Beneficial Owner	Office, If Any	Title of Class	Amount and Nature of Beneficial Ownership(1)	Percent of Class(2)
Officers and Directors
Jianghuai Lin	Chairman and CEO	Ordinary Shares	1,512,440	5.8%
Zhiqiang Zhao	President and Director	Ordinary Shares	297,182	1.1%
Liqiong (Iris) Yan	Chief Financial Officer	Ordinary Shares	297,274	1.1%
Zhixiong Huang	Chief Operating Officer	Ordinary Shares	297,000	1.1%
Guangzeng Chen	Chief Technology Officer	Ordinary Shares	17,000	*
Huan Li	Chief Marketing Officer	Ordinary Shares	88,000	*
Ping Cai	Director	Ordinary Shares	15,000	*
Yong Jiang	Director	Ordinary Shares	16,500	*
Remington C.H. Hu	Director	Ordinary Shares	16,500	*
All officers and directors as a group (Nine persons named above)		Ordinary Shares	2,556,896	9.8%
5% Security Holders
Jianghuai Lin		Ordinary Shares	1,512,440	5.8%
Yongmei Zhu		Ordinary Shares	2,000,000	7.7%
Chengdong Huang		Ordinary Shares	1,660,000	6.4%
Wendun Shi		Ordinary Shares	1,670,000	6.4%
Dongwei Gao		Ordinary Shares	1,670,000	6.4%

* Less than 1%

(1)	Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to our ordinary shares.

(2)	As of April 27, 2025, a total of 26,008,518 ordinary shares are considered to be outstanding pursuant to SEC Rule 13d-3(d)(1). For each Beneficial Owner above, any securities that are exercisable or convertible within 60 days have been included in the denominator.

None of our major shareholders have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to Item 6 “Directors, Senior Management and Employees-E. Share Ownership.”

B. Related Party Transactions

The following includes a summary of transactions since January 1, 2022 between us and certain related persons. We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

●	As of December 31, 2024 and 2023, the amounts due to related parties was $1.7 million and $3.0 million, respectively, which included the borrowing from the Company’s Chairman and Chief Executive Officer, Mr. Jianghuai Lin (“Mr. Lin”), of approximately $0.4 million and $0.9 million, respectively, without interest and matures on December 31, 2025, and a loan balance of approximately $1.3 million (RMB10 million) and approximately $2.1 million (RMB15 million), respectively, from a related company 100% owned by Mr. Lin for 12-month at the interest of 5.85% per annum, which matured on April 15, 2025. As of the date of this report, the outstanding balance owed to Mr. Lin is approximately 0.1 million and the outstanding balance of the loan owed to the related company is approximately $2.1 million (RMB15 million).

●	As of December 31, 2024, 2023 and 2022, the Company had short-term and long-term bank loans of approximately $7.9 million, $8.5 million and $7.2 million, respectively. These loans were guaranteed by Mr. Lin and other Company assets.

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

In September 2023, Guangdong Zexun Advertising Co., Ltd. filed a lawsuit against the Company, seeking payment of RMB 231,866 (approximately $32,200) from the Company resulted from its failure of performance for a business subcontract agreement signed by both parties in 2017. The lawsuit was settled in a court mediation on January 30, 2024, and the Company agreed to pay the above claimed amount in three installments in 2024. As of December 31, 2024, the Company had fully settled the liability in accordance with the terms of the mediation.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

We deposit surplus funds with Chinese banks earning daily interest. We do not invest in any instruments for trading purposes. Most of our outstanding debt instruments carry fixed rates of interest. Our operations generally are not directly sensitive to fluctuations in interest rates. There was no long-term debt outstanding as of December 31, 2024 and 2023. A hypothetical 1.0% increase in the annual interest rates for all of our credit facilities under which we had outstanding borrowings at December 31, 2024 would increase net loss before income taxes by approximately $79,000 or less than 1% for the year ended December 31, 2024. Management monitors the banks’ prime rates in conjunction with our cash requirements to determine the appropriate level of debt balances relative to other sources of funds. We have not entered into any hedging transactions in an effort to reduce our exposure to interest rate risk.

Foreign Exchange Risk

While our reporting currency is the U.S. dollar, substantially all of our consolidated revenues and consolidated costs and expenses are denominated in RMB. Substantially all of our assets are denominated in RMB except for cash. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between the U.S. dollar and the RMB. If the RMB depreciates against the U.S. dollar, the value of our RMB revenues, earnings and assets as expressed in our U.S. dollar financial statements will decline. Assets and liabilities are translated at exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and equity is translated at historical exchange rates. Any resulting translation adjustments are not included in determining net income but are included in determining other comprehensive income, a component of equity. An average appreciation (depreciation) of the RMB against the U.S. dollar of 5% would increase (decrease) our comprehensive income by $1.2 million based on our outstanding revenues, costs and expenses, assets and liabilities denominated in RMB as of December 31, 2024. As of December 31, 2024, our accumulated other comprehensive income was approximately $23.0 million. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

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

As required by Rule 13a-15(e), our management has carried out an evaluation, with the participation and under the supervision of our Chief Executive Officer, Mr. Jianghuai Lin and our Chief Financial Officer, Ms. Liqiong (Iris) Yan, of the effectiveness of the design and operation of our disclosure controls and procedures, as of December 31, 2024. Based upon, and as of the date of this evaluation, Mr. Lin and Ms. Yan, determined that, as of December 31, 2024, our disclosure controls and procedures were not effective due to the deficiencies in our internal control over financial reporting, which are described below.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2024. In making this assessment, management used the framework set forth in the report entitled Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company’s internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Based on our assessment, as a result of the deficiencies described below, we determined that, as of December 31, 2024, our internal control over financial reporting was not effective based on those criteria.

As a result of our assessment, management identified the following control deficiencies as of December 31, 2024: (1) We lack of formal process in respect of management going concern assessment; (2) We do not have sufficient formal procedures to be applied for the impairment assessment of the property, plant and equipment and long-lived assets and to consider appropriately all the internal and external impairment indicators as well; (3) We do not have relevant training to current finance team with the latest US GAAP accounting and reporting knowledge; and (4) We lack of formal procedures for the board to identify related parties and related party transactions.

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

Our management does not believe that these deficiencies had a material effect on our financial condition or results of operations or caused our financial statements as of and for the year ended December 31, 2024 to contain a material misstatement.

Attestation Report of the Registered Public Accounting Firm

Because the Company is a non-accelerated filer, this annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.

Changes in Internal Control Over Financial Reporting

Except as described above, there have been no changes in our internal control over financial reporting during the fiscal year ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. Remington C.H. Hu is an “audit committee financial expert” and that he is an “independent director” as defined by the rules and regulations of Nasdaq.

ITEM 16B. CODE OF ETHICS

Our code of conduct and business ethics conforms to the rules and regulations of Nasdaq. The code of conduct and business ethics applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer, and addresses, among other things, honesty and ethical conduct, conflicts of interest, compliance with laws, regulations and policies, including disclosure requirements under the federal securities laws, confidentiality, trading on inside information, and reporting of violations of the code. A copy of conduct and business ethics has been filed as Exhibit 11.1 to the annual report on Form 20-F dated March 30, 2018. Our code of ethics is also posted on the corporate governance page of our website at www.taop.com. During the fiscal year ended December 31, 2024, there were no waivers of our code of ethics.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with services rendered by our principal external auditors for the periods indicated.

	Fiscal Year Ended December 31,
	2024	2023
Audit Fees	$231,821	$203,711
Tax Fees	40,000	40,000
TOTAL	$271,821	$243,711

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

In addition, Maples and Calder has provided a letter to Nasdaq certifying that under BVI law, we are not required to hold annual shareholders’ meetings. In the fiscal year 2024, we followed the home country practice and did not hold an annual meeting of shareholders.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable.

ITEM 16J. INSIDER TRADING POLICIES

Effective March 31, 2025, we adopted a new insider trading policy that applies to all our executive officers, directors and key employees. The insider trading policy codifies the legal and ethical principles that govern trading in our securities by persons associated with the Company that may possess material nonpublic information relating to the Company. A copy of the insider trading policy is filed as Exhibit 11.2 to this report.

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

ITEM 18. FINANCIAL STATEMENTS

The full text of our audited consolidated financial statements begins on page F-1 of this annual report.

ITEM 19. EXHIBITS

Exhibit No.	Description

1.1	Amended and Restated Memorandum and Articles of Association of the registrant (incorporated by reference to Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K furnished by the registrant on December 30, 2020)
2.1	Description of Rights of Ordinary Shares Registered Pursuant to Section 12 of the Exchange Act as of December 31, 2024
4.1	Form of Independent Director Agreement (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form F-4 filed by the registrant on June 21, 2012)
4.2	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form F-4 filed by the registrant on June 21, 2012)
4.3	Form of Stock Option Agreement (incorporated by reference to Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K furnished by the registrant on June 1, 2016)
4.4	Taoping Inc. 2016 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 4.1 to the Report of Foreign Private Issuer on Form 6-K furnished by the registrant on May 10, 2021)
4.5	Form of Standby Equity Purchase Agreement (Public), dated July 17, 2023 (incorporated by reference to Exhibit 4.1 to the Report of Foreign Private Issuer on Form 6-K furnished by the registrant on July 19, 2023)
4.6	Form of Standby Equity Purchase Agreement (Public), dated July 17, 2023 (incorporated by reference to Exhibit 4.2 to the Report of Foreign Private Issuer on Form 6-K furnished by the registrant on July 19, 2023)
4.7	Form of Securities Purchase Agreement, dated January 13, 2025 (incorporated by reference to Exhibit 10.1 to the Report of Foreign Private Issuer on Form 6-K furnished by the registrant on January 14, 2025)
4.8	Form of Convertible Promissory Note, dated January 13, 2025 (incorporated by reference to Exhibit 4.1 to the Report of Foreign Private Issuer on Form 6-K furnished by the registrant on January 14, 2025)
4.9	Form of Securities Purchase Agreement, dated February 26, 2025 (incorporated by reference to Exhibit 10.1 to the Report of Foreign Private Issuer on Form 6-K furnished by the registrant on February 27, 2025)
4.10	English Translation of Form of Bank Facility Agreement
4.11	Taoping Inc. 2024 Equity Incentive Plan (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-8 filed by the registrant on December 9, 2024)
8.1	List of the registrant’s subsidiaries
11.1	Code of Conduct and Business Ethics, adopted on June 20, 2012 (incorporated by reference to Exhibit 11.1 to the Annual Report on Form 20-F filed on March 30, 2018)
11.2	Insider Trading Policy
12.1	Certifications of Chief Executive Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)
12.2	Certifications of Chief Financial Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)
13.1	Certifications of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certifications of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent from PKF Littlejohn LLP, Independent Registered Public Accounting Firm
97.1	Clawback Policy of the Registrant (incorporated by reference to Exhibit 97.1 to the Annual Report on Form 20-F furnished by the registrant on April 25, 2024)
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 29, 2025	TAOPING INC.

/s/ Jianghuai Lin
Jianghuai Lin
Chief Executive Officer

TAOPING INC.

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Taoping Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Taoping Inc. (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the competitive market in China, potential financial consequence from the tariffs war and the uncertainty about the availability of future financing raise substantial doubt about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of the uncertainty.

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

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the Substantial Doubt about the Company’s Ability to Continue as Going Concern section of this report and Note 1 to the consolidated financial statements, the competitive market in China, potential financial consequence from the tariffs war and the uncertainty about the availability of future financing raise substantial doubt about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1 to the consolidated financial statements.

The principal considerations for our determination that the evaluation of management’s going concern assessment is a critical audit matter are the significant judgment and subjectivity inherent risk in the Company’s assumptions made in the going concern assessment and the uncertainty of the Company’s ability to secure funding subsequent to December 31, 2024.

Our audit procedures related to the evaluation of management’s going concern assessment included the following, among others:

a.	assessing the overall reasonableness of the Company’s going concern assessment, including significant assumptions utilized by the Company;
b.	assessing the projected revenue and operating costs, liquidity of existing assets, the terms of bank loans and related party loans and finance facilities available; and
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

As disclosed in Note 2 to the consolidated financial statements, the Company recognizes revenue from product, software and advertising service upon transfer of control of promised products or completion of service. Judgment is exercised by the management of the Company in determining existence criteria through evaluation on the terms and conditions in the contracts with customers and the identification of performance obligations in the recognition of revenue. The principal considerations for our determination that revenue recognition is a critical audit matter are:

a.	revenue is material to the consolidated financial statements; and
b.	judgement by management of the Company in determining the existence criteria to recognize revenue and the identification of performance obligations was extensive and it required a high degree of auditor judgement.

Our audit procedures in respect of the revenue recognition included:

a.	updating understanding of the system and reviewing related internal controls relevant to the revenue;
b.	examining sales contracts with major customers and evaluating the existence criteria determined and the performance obligations identified by the management of the Company;
c.	conducting substantive transaction and cut-off test to supporting evidence;
d.	conducting analytical review on revenue; and
e.	considering the adequacy of the Company’s financial statements disclosures relating to revenue.

/s/ PKF Littlejohn LLP
PKF Littlejohn LLP

We have served as the Company’s auditor since 2021.

London, United Kingdom

April 29, 2025

PCAOB ID No.: 2814

TAOPING INC.

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2024 AND 2023

	NOTES	December 31, 2024	December 31, 2023
ASSETS

CURRENT ASSETS
Cash and cash equivalents		$1,576,632	$1,300,855
Accounts receivable, net	2(e)	7,881,089	8,063,280
Accounts receivable-related parties, net	2(e)	43,455	630,775
Advances to suppliers	2(f)	12,838,970	12,015,810
Prepaid expenses		103,243	349,558
Inventories, net	8	6,317,173	1,250,567
Other current assets	13(a)	727,584	1,640,070
TOTAL CURRENT ASSETS		29,488,146	25,250,915

Property, equipment and software, net	9	5,554,328	6,677,484
Long-term investments	15	86,271	86,889
Other assets, non-current, net	13(b)	-	811,026
TOTAL ASSETS		$35,128,745	$32,826,314

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Short-term bank loans	11(a)	$2,086,723	$8,547,509
Accounts payable		993,103	832,436
Advances from customers	2(g)	3,435,512	1,199,732
Advances from customers-related parties	2(g)	37,044	90,880
Amounts due to related parties	7(c)	1,725,133	3,037,607
Accrued payroll and benefits		884,949	626,151
Other payables and accrued expenses	17	4,292,657	5,224,225
Income tax payable		3,197	55,262
Convertible note payable	16	-	449,215
TOTAL CURRENT LIABILITIES		13,458,318	20,063,017

Long-term bank loans	11(b)	5,801,096	-
TOTAL LIABILITIES		19,259,414	20,063,017

EQUITY
Ordinary shares, 2024 and 2023: par $0; authorized capital 100,000,000 shares; shares issued and outstanding, 2024: 13,384,088 shares; 2023: 2,891,822 shares*;	19	170,757,735	165,115,938
Additional paid-in capital	19	22,447,083	22,603,523
Reserve	18	10,209,086	10,209,086
Accumulated deficit		(210,571,935)	(208,752,548)
Accumulated other comprehensive income		23,027,362	23,587,298
Total equity of the Company		15,869,331	12,763,297
Non-controlling interest		-	-
TOTAL EQUITY		15,869,331	12,763,297

TOTAL LIABILITIES AND EQUITY		$35,128,745	$32,826,314

*	On August 1, 2023, the Company implemented a one-for-ten reverse stock split of the Company’s issued and outstanding ordinary shares. Except shares authorized, all references to number of shares, and to per share information in the consolidated financial statements have been retroactively adjusted.

The accompanying notes are an integral part of these consolidated financial statements

TAOPING INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

	NOTES	2024	2023	2022
Revenue – Products		$24,494,503	$24,073,593	$12,135,570
Revenue – Products-related parties	7(a)	134,077	165,520	117,995
Revenue – Advertising		4,290,173	5,001,695	5,397,610
Revenue – Advertising-related parties	7(a)	-	-	11,901
Revenue – Software		7,446,966	8,792,781	4,820,454
Revenue – Software-related parties	7(a)	-	6,021	-
Revenue – Others		304,484	596,025	1,729,847
Revenue – Others-related parties	7(b)	2,309	-	20,086
TOTAL REVENUE		36,672,512	38,635,635	24,233,463

Cost – Products		22,148,743	21,389,832	11,125,855
Cost – Advertising	2(t)	4,307,542	3,945,211	3,746,585
Cost – Software		2,430,562	4,145,233	665,846
Cost – Others		15,215	303,078	1,465,128
TOTAL COST		28,902,062	29,783,354	17,003,414

GROSS PROFIT		7,770,450	8,852,281	7,230,049

Administrative expenses		6,209,596	5,600,578	6,149,981
Research and development expenses		2,424,127	2,967,043	3,606,653
Selling expenses		745,289	482,358	639,052
LOSS FROM OPERATIONS		(1,608,562)	(197,698)	(3,165,637)

Subsidy income		58,540	292,797	148,577
(Loss) from equity method investment		-	(8,031)	(261,397)
Other income (loss), net		203,081	267,292	3,314,433
Interest income		2,241	2,100	7,956
Interest expense and debt discounts expense		(460,544)	(580,630)	(556,434)

Loss before income taxes		(1,805,244)	(224,170)	(512,502)

Income tax (expense)	12	(14,143)	(7,980)	(69,869)

Net (loss) from continuing operations		(1,819,387)	(232,150)	(582,371)
Net (loss) from discontinued operations	10	-	(465,791)	(6,499,276)
NET LOSS		(1,819,387)	(697,941)	(7,081,647)
Less: net loss attributable to the non-controlling interest	4	-	-	-
NET LOSS ATTRIBUTABLE TO THE COMPANY		$(1,819,387)	$(697,941)	$(7,081,647)

(Loss) per share - Basic and Diluted*
CONTINUING OPERATIONS
Basic	6	$(0.29)	$(0.12)	$(0.37)
Diluted	6	$(0.29)	$(0.12)	$(0.37)

DISCONTINUED OPERATIONS
Basic	6	$-	$(0.24)	$(4.10)
Diluted	6	$-	$(0.24)	$(4.10)

LOSS PER SHARE ATTRIBUTABLE TO THE COMPANY*
Basic	6	$(0.29)	$(0.36)	$(4.47)
Diluted	6	$(0.29)	$(0.36)	$(4.47)

*	On August 1, 2023, the Company implemented a one-for-ten reverse stock split of the Company’s issued and outstanding ordinary shares. Except shares authorized, all references to number of shares, and to per share information in the consolidated financial statements have been retroactively adjusted.

The accompanying notes are an integral part of these consolidated financial statements

TAOPING INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

	2024	2023	2022
Net loss	$(1,819,387)	$(697,941)	$(7,081,647)
Other comprehensive (loss) income:	-	-	-
Foreign currency translation (loss)	(559,936)	(23,035)	(881,398)
Comprehensive loss	(2,379,323)	(720,976)	(7,963,045)
Comprehensive loss attributable to the non- controlling interest	-	-	-
Comprehensive loss attributable to the Company	$(2,379,323)	$(720,976)	$(7,963,045)

The accompanying notes are an integral part of these consolidated financial statements

TAOPING INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

	Ordinary shares*		Additional Paid-in		Accumulated	Accumulated other comprehensive	Non controlling
	Shares	Amount	Capital	Reserve	deficit	income	interest	Total
BALANCE AS AT JANUARY 1, 2022	1,578,653	161,098,010	22,447,083	14,044,269	(202,137,403)	23,800,299	(1,759)	19,250,499
Stock-based payment for consulting fee (Note 19)	2,000	188,650	-	-	-	-	-	188,650
Net loss for the year	-	-	-	-	(7,081,647)	-		(7,081,647)
Foreign currency translation (loss)	-	-	-	-	-	(881,398)	-	(881,398)
Disposal of a wholly owned subsidiary	-	-	-	(3,835,183)	1,164,443	691,432	-	(1,979,308)
Ordinary shares issued for business acquisition	6,718	118,137	-	-	-	-	-	118,137
Reversal of minority shareholders’ interest upon disposal of a subsidiary	-	-	-	-	-	-	1,759	1,759
BALANCE AS AT DECEMBER 31, 2022	1,587,371	161,404,797	22,447,083	10,209,086	(208,054,607)	23,610,333	-	9,616,692

Stock-based payment for consulting fee (Note 19)	50,000	340,000	-	-	-	-	-	340,000
Beneficial conversion feature on convertible note (Note 16)			156,440					156,440
Issuance of ordinary shares for Equity Incentive Plan (Note 19)	200,000	1,360,000	-	-	-	-		1,360,000
Issuance of ordinary shares for financing (Note 19)	1,047,733	1,961,923	-	-	-	-	-	1,961,923
Net loss for the year	-	-	-	-	(697,941)	-		(697,941)
Foreign currency translation (loss)	-	-	-	-	-	(23,035)	-	(23,035)
Ordinary shares issued for business acquisition	6,718	49,218	-	-	-	-	-	49,218
BALANCE AS AT DECEMBER 31, 2023	2,891,822	165,115,938	22,603,523	10,209,086	(208,752,548)	23,587,298	-	12,763,297
Beneficial conversion feature on convertible note (Note 16)	1,452,266	652,007	(156,440)	-	-	-	-	495,567
Issuance of ordinary shares for Equity Incentive Plan (Note 19)	2,000,000	820,400	-	-		-		820,400
Issuance of ordinary shares for financing (Note 19)	7,040,000	4,169,390	-	-	-	-	-	4,169,390
Net loss for the year	-	-	-	-	(1,819,387)	-		(1,819,387)
Foreign currency translation (loss)	-	-	-	-	-	(559,936)	-	(559,936)
BALANCE AS AT DECEMBER 31, 2024	13,384,088	170,757,735	22,447,083	10,209,086	(210,571,935)	23,027,362	-	15,869,331

*	On August 1, 2023, the Company implemented a one-for-ten reverse stock split of the Company’s issued and outstanding ordinary shares. Except shares authorized, all references to number of shares, and to per share information in the consolidated financial statements have been retroactively adjusted.

The accompanying notes are an integral part of these consolidated financial statements

TAOPING INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

	2024	2023	2022
OPERATING ACTIVITIES
Net loss	$(1,819,387)	$(697,941)	$(7,081,647)
Adjustments to reconcile net (loss) to net cash (used in) provided by operating activities:
Provision for allowance for credit losses on accounts receivable, other current assets, and advances to suppliers	4,065,699	1,413,216	645,493
(Reversal of) provision for obsolete inventories	(14,310)	(53,314)	63,716
Depreciation	2,006,996	2,993,285	7,235,797
Amortization of intangible assets and other asset	110,315	-	-
Amortization of convertible note discount	3,345	68,241	-
Loss on disposal of property, equipment and software	49,963	96,131	3,001,559
Impairment of property, equipment and software	-	-	1,468,014
Stock-based payments for consulting services	136,000	204,000	23,100
Stock-based compensation to employees	820,400	1,360,000	-
Impairment on cryptocurrencies	-	-	1,517,172
(Gain) on sales of cryptocurrencies	-	-	(679,111)
Loss (gain) on disposals/dissolutions of subsidiaries	136,456	16,184	(3,106,798)
Loss on long-term investment	19,044	8,031	261,397
Exchange difference	(92,464)	594,137	1,524,177
Changes in operating assets and liabilities:
(Increase) decrease in accounts receivable	(2,424,728)	(393,934)	(3,964,973)
Decrease (increase) in accounts receivable from related parties	321,971	(197,096)	238,806
(Increase) decrease in inventories	(5,171,430)	(1,786,825)	101,792
Cryptocurrencies - mining and purchases	-	-	(5,026,628)
Decrease in other non-current assets	799,664	919,081	967,407
Decrease (increase) in other receivables and prepaid expenses	709,355	(53,329)	(183,808)
(Increase) decrease in advances to suppliers	(2,543,069)	(6,266,842)	656,158
(Decrease) Increase in amounts due to/from related parties	(1,348,744)	494,889	-
(Decrease) increase in other payables and accrued expenses	(567,733)	(465,678)	798,636
Increase in advances from customers	2,304,752	593,429	235,823
(Decrease) increase in advances from related parties	(52,001)	509	(17,192)
Increase in payroll payable and benefits	272,408	199,360	177,953
(Decrease) increase in lease liability	-	(4,082)	(84,161)
(Decrease) in accounts payable	(110,335)	(1,364,282)	(5,986,490)
Increase (decrease) in income tax payable	3,245	(3,187)	(297,890)
Net cash (used in) operating activities	(2,384,588)	(2,326,017)	(7,511,698)

INVESTING ACTIVITIES
Proceeds from sales of cryptocurrencies	-	-	5,017,732
Proceeds from disposal of property, equipment and software	-	-	1,082,272
Purchases of property, equipment and software	(1,053,587)	(1,209,613)	(1,793,342)
Acquisition of cash in connection with a business acquisition	-	589	3,895
Cash paid for equity investments	(22,252)	-	-
Net cash (used in) provided by investing activities	(1,075,839)	(1,209,024)	4,310,557

FINANCING ACTIVITIES
Proceeds from borrowings under short-term loans	1,807,936	8,766,614	7,441,600
Proceeds from borrowings under long-term loans	6,258,240	-	-
Repayment of short-term loans	(8,427,763)	(7,225,528)	(7,418,884)
Repayment of long-term loans	(58,827)	-	-
Proceeds from issuance of ordinary shares	4,169,390	1,748,258	-
Proceeds from issuance of convertible note	-	550,000	-
Net cash provided by financing activities	3,748,976	3,839,344	22,716

Effect of exchange rate changes on cash and cash equivalents	(12,772)	(26,688)	(329,601)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	275,777	277,615	(3,508,026)

CASH AND CASH EQUIVALENTS, BEGINNING	1,300,855	1,023,240	4,531,266
CASH AND CASH EQUIVALENTS, ENDING	$1,576,632	$1,300,855	$1,023,240

Supplemental disclosure of cash flow information:
Cash paid during the year
Income taxes	$10,896	$8,180	$69,869
Interest	$404,708	$512,389	$553,885

Supplemental disclosure of significant non-cash transactions*:

*	On August 1, 2023, the Company implemented a one-for-ten reverse stock split of the Company’s issued and outstanding ordinary shares. Except shares authorized, all references to number of shares, and to per share information in the consolidated financial statements have been retroactively adjusted.

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

In May 2023, the Company issued 50,000 restricted shares to a consultant as its service compensation for the service period from May 26, 2023 to May 25, 2024. The fair value of the 50,000 ordinary shares was $340,000, of which $204,000 and $136,000 was amortized during the year ended December 31, 2023 and 2024 respectively.

In May 2023, the Company issued 200,000 ordinary shares with fair value of approximately $1,360,000 to certain directors, executive officers, and employees as compensations for their services.

In March 2024, the holder of the Company’s convertible promissory note issued in September 2023 converted an amount of $50,000 of partial principal and accrued interest with a conversion price at $0.8790 per share into 56,882 ordinary shares of the Company.

In April 2024, the holder of the Company’s convertible promissory note issued in September 2023 converted an amount of $75,000 of partial principal and accrued interest with a conversion price at $0.8579 per share into 87,422 ordinary shares of the Company.

In May 2024, the holder of the Company’s convertible promissory note issued in September 2023 converted an amount of $100,000 of partial principal and accrued interest with a conversion price at $0.6670 per share into 149,925 ordinary shares of the Company.

In August 2024, the holder of the Company’s convertible promissory note issued in September 2023 converted an amount of $100,000 of partial principal and accrued interest with a conversion price at $0.4776 per share into 209,380 ordinary shares of the Company.

In September 2024, the holder of the Company’s convertible promissory note issued in September 2023 converted an amount of $75,000 of partial principal and accrued interest with a conversion price at $0.3274 per share into 229,077 ordinary shares of the Company.

In October 2024, the holder of the Company’s convertible promissory note issued in September 2023 converted an amount of $75,000 of partial principal and accrued interest with a conversion price at $0.4466 per share into 167,935 ordinary shares of the Company.

In November 2024, the holder of the Company’s convertible promissory note issued in September 2023 converted partial principal and accrued interest in an amount of $75,000 and the remaining principal and accrued interest in an amount of $102,507 into 229,498 and 322,147 ordinary shares of the Company, with a conversion price at $0.3268 and $0.3182 per share, respectively.

In December 2024, the Company issued 2,000,000 ordinary shares with fair value of approximately $820,400 to certain directors, executive officers, and employees as compensations for their services.

The accompanying notes are an integral part of these consolidated financial statements

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION, PRINCIPAL ACTIVITIES AND MANAGEMENT’S PLANS

Taoping Inc. (f/k/a China Information Technology, Inc.), together with its subsidiaries (the “Company”), is a provider of cloud-based technologies for Smart City IoT platforms, digital advertising delivery, and other internet-based information distribution systems in China. Its Internet ecosystem enables all participants of the new media community to efficiently promote branding, disseminate information, and exchange resources. In addition, the Company provides a broad portfolio of software and hardware with fully integrated solutions, including information technology infrastructure, Internet-enabled display technologies, and IoT platforms to customers in government, education, residential community management, media, transportation, and other private sectors.

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

In April 2024, the Company established a subsidiary Taoping Industrial (Yunnan) Co., Ltd. to explore smart agricultural related businesses in Yunnan Province.

In June 2024, ZJIOT was dissolved as a result of the Company’s business realignment.

In January 2025, TDTJS was dissolved as a result of the Company’s business realignment.

		December 31, 2024	December 31, 2023	December 31, 2022
Entities	Subsidiaries	% owned	% owned	% owned	Location
Taoping Inc.					British Virgin Islands
Taoping Holdings Limited (THL)	Subsidiary	100%	100%	100%	British Virgin Islands
Taoping Group (China) Ltd. (IST HK)	Subsidiary	100%	100%	100%	Hong Kong, China
Taoping Digital Assets (Asia) Limited (TDAL)	Subsidiary	-	-	100%	Hong Kong, China
Taoping Digital Assets (Hong Kong) Limited (TDL)	Subsidiary	-	-	100%	Hong Kong, China
Taoping Capital Limited (TCL)	Subsidiary	-	-	100%	Hong Kong, China
Kazakh Taoping Operation Management Co. Ltd. (KTO)	Subsidiary	-	-	100%	Kazakhstan
Kazakh Taoping Data Center Co. Ltd. (KTD)	Subsidiary	-	-	100%	Kazakhstan
Information Security Tech. (China) Co., Ltd. (IST)	Subsidiary	100%	100%	100%	Shenzhen, China
TopCloud Software (China) Co., Ltd. (TopCloud)	Subsidiary	100%	100%	100%	Shenzhen, China
Information Security IoT Tech. Co., Ltd. (ISIOT)	Subsidiary	100%	100%	100%	Shenzhen, China
Biznest Internet Tech. Co., Ltd. (Biznest)	Subsidiary	100%	100%	100%	Shenzhen, China
iASPEC Bocom IoT Tech. Co., Ltd. (Bocom)	Subsidiary	100%	100%	100%	Shenzhen, China
Taoping New Media Co., Ltd. (TNM)	Subsidiary	100%	100%	100%	Shenzhen, China
TopCloud Tech. (Chenzhou) Co., Ltd. (TCTCZ)	Subsidiary	-	-	100%	Chenzhou, China
Taoping Digital Tech. (Jiangsu) Co., Ltd. (TDTJS)	Subsidiary	100%	100%	100%	Jiangsu, China
Zhenjiang Taoping IoT Tech. Co., Ltd (ZJIOT)	Subsidiary	-	100%	100%	Zhenjiang, China
Taoping EP Holdings (Shenzhen) Co., Ltd. (TEPH)	Subsidiary	51%	51%	-	Shenzhen, China
Fujian Taoping Investment Co., Ltd. (FJTI)	Subsidiary	100%	100%	-	Fujian, China
Taoping (Guangxi) EP Tech. Co., Ltd. (TPGXT)	Subsidiary	100%	100%	-	Guangxi, China
Taoping Industrial (Yunnan) Co., Ltd. (TIYN)	Subsidiary	100%	-	-	Yunnan, China

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Going Concern and Management’s Plans

As a result of business realignment, the Company’s revenue for the year ended December 31, 2024 was slightly decreased as compared to the year 2023. The Company incurred a net loss of $1.8 million for year ended December 31, 2024, compared to a net loss of $0.7 million for 2023. Cash and cash equivalents at December 31, 2024 was $1.6 million, compared to cash and cash equivalents of $1.3 million a year ago. As of December 31, 2024, the Company had a working capital surplus of approximately $16.0 million, significantly improved from a working capital surplus of $5.2 million as of December 31, 2023.

The Company will continue to put efforts on the digital advertising and other cloud-based and AI-related products and applications. Furthermore, its two core competencies, the Taoping national sales network and the highly scalable and compatible cloud platform, and its strong software development capability, make it a valued partner by many other smart-community customers and solution providers. Having considered that the existing businesses of the Company suffered from losses and negative operating cashflows in the previous years and expected to be more competitive in the future, in 2025 the Company started to explore business opportunity in the smart agriculture field. In February 2025, the Company entered into a strategic cooperation agreement with the Government of Mengla County, Yunnan Province. The agreement outlines plans for extensive collaboration in the modern agricultural industry, under which the Company aims to invest in developing a smart agricultural planting base in Mengla County, to establish a model for the growth of the modern agricultural sector. The Company expects to generate additional cash-flow from this new business starting from 2025.

The Company considers the competitive market in China and potential financial consequences from the tariffs war may raise significant uncertainty to the Company’s businesses. If the Company’s execution of the above business strategies is not successful to achieve positive operating cashflow, additional capital raise from issuing equity security or debt instrument or additional loan facility may occur to support required cash flows. The Company’s existing $7.9 million bank loan, which was guaranteed and/or collateralized with the Company’s office property, provides important capital support for its operation. In addition, on July 17, 2023, the Company entered into both a public standby equity purchase agreement and a private standby equity purchase agreement with an investor. Pursuant to the agreements, the Company has the right, but not the obligation, to sell to the investor up to $1,000,000 and $10,000,000, respectively, of its ordinary shares, within 24 months and 36 months, respectively, from the date of the agreements. As of April 2025, the Company had received a total of approximately $6.3 million in gross proceeds under these two equity line financings.

On January 13, 2025, the Company entered into a Securities Purchase Agreement with Streeterville Capital, LLC, a Utah limited liability company (the “Investor”), pursuant to which the Company issued an unsecured convertible promissory note with a 12-month maturity (the “Convertible Note”) to Investor. The Convertible Note has the original principal amount of $1,311,000 including the original issue discount of $96,000 and Investor’s legal and other transaction costs of $15,000. $1,200,000 had been received by the Company subsequent to year end.

On February 26, 2025, the Company entered into a securities purchase agreement with certain investors (the “Investors”), pursuant to which the Company agreed to issue an aggregate of 10,000,000 ordinary shares of no par value of the Company, at an offering price of $0.20 per share, to the Investors for a total purchase price of $2,000,000. $1,600,000 had been received by the Company subsequent to year end.

From above, the Company believes that it has the ability to raise needed capital to maintain its operations, repay short term loans and fund business growth, and is able to operate as a going concern.

However, the Company considered the recent fluctuation in Nasdaq market and can make no assurances that financing will be always available for the amounts we need, or on terms commercially acceptable to us, if at all. If one or all of these businesses and/or strategies do not go well or subsequent capital raise was insufficient to bridge financial and liquidity shortfall, substantial doubt exists about the Company’s ability to continue as a going concern. The consolidated financial statements have been prepared assuming that the Company will continue as a going concern and, accordingly, do not include any adjustments that might result from the outcome of this uncertainty.

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

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. The Company’s significant estimates include estimates used in going concern assessment, assessment of credit losses and obsolete inventories. Management makes these estimates using the best information available at the time the estimates are made; however actual results could differ from those estimates.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(c) Economic, Pandemic, Political, and Currency Exchange Risks

All the Company’s revenue-generating operations are conducted in mainland China. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic, public health, and legal environments in the PRC, and by the general state of the PRC economy. The Company’s operations in the PRC are subject to special considerations and significant risks that are not typically pertaining to the companies in North America and Western Europe. These include risks associated with, among others, the political, economic, public health concerns with persistent outbreaks of COVID-19 infections in various regional localities, and legal environments, geopolitical influences, and foreign currency exchange, notably in recent events, where the government’s sudden interventions or modifications of the laws and regulations currently in effective could negatively impact the Company’s operations and financial results.

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

(d) Cash and Cash Equivalents

The Company considers all highly liquid investments purchased and cash deposits with financial institutions with original maturities of three months or less to be cash equivalents. The Company had no cash equivalents other than bank and cash as of December 31, 2024 or 2023.

The Company maintains its bank accounts at credit worthy financial institutions and closely monitors the movements of its cash positions. As of December 31, 2024 and 2023, approximately $1.6 million and $1.3 million of cash, respectively, was held in bank accounts in Hong Kong and mainland China.

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

The Company estimates allowance for credit losses for the anticipation of future economic condition and credit risk indicators of customers. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. In the event the Company recovers amounts previously reserved for, the Company will reduce the specific allowance for credit losses. The balance of allowance for credit losses for the year ended December 31, 2024 has decreased by approximately $17.9 million from the year ended December 31, 2023.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Accounts receivable as at December 31, 2024 and 2023 are as follows:

	December 31, 2024	December 31, 2023
Accounts Receivable	$15,317,545	$19,471,159
Allowance for credit losses	(7,436,456)	(11,407,879)
Accounts Receivable, net	$7,881,089	$8,063,280
Accounts Receivable - related parties	$295,490	$14,814,842
Allowance for credit losses	(252,035)	(14,184,067)
Accounts Receivable - related parties, net	$43,455	$630,775

The normal credit term is ranging from 1 month to 3 months after the customers’ acceptance of data storage servers or software, and completion of advertising and other services, and ranging from 1 month to 6 months after the customers’ acceptance of ads display terminals. However, because of various factors related to the business cycle, the actual collection of outstanding accounts receivable may be beyond the normal credit terms.

The allowance for credit losses at December 31, 2024 and 2023, totaled approximately $7.7 million and $25.6 million, respectively, representing management’s best estimate. The following table describes the movements for allowance for credit losses during the years ended December 31, 2024 and 2023:

Balance at January 1, 2023	$25,484,295
Increase in allowance for credit losses	794,087
Foreign exchange difference	(686,436)
Balance at December 31, 2023	$25,591,946
Increase in allowance for credit losses	2,646,969
Amounts recovered during the year	(62,786)
Decrease from dissolution of a subsidiary	(1,122)
Amounts written off as uncollectible	(19,505,099)
Foreign exchange difference	(981,417)
Balance at December 31, 2024	$7,688,491

(f) Advances to Suppliers

Advances to suppliers include but are not limited to cash deposits for the purchase of inventory items and super-computing server machines from suppliers. As of December 31, 2024 and 2023, the increase in allowance for credit losses for advances to suppliers was approximately $1.4 million and $0.3 million, respectively.

(g) Advances from Customers and Related Parties

Advances from customers and related parties represent cash received from customers and related parties as advance payments for the purchases of the Company’s products and services.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(h) Fair Value and Fair Value Measurement of Financial Instruments

Management has estimated that carrying amounts reported in the consolidated balance sheets for cash, accounts receivable, accounts receivable – related parties, advances to suppliers, other current assets, other non-current assets, short-term bank loans, long-term bank loans, accounts payable, advances from customers, advances from customers - related parties, accrued payroll and benefits, other payables and accrued expenses, income taxes payable, and due to related parties approximate their fair market value based on the short-term maturity of these instruments.

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

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(o) Long-term investment

The Company’s long-term investment consists of investments accounted for under the equity method and equity investments without readily determinable fair value. Pursuant to ASC 321, equity investments, except for those accounted for under the equity method, those that result in consolidation of the investee and certain other investments, are measured at fair value, and any changes in fair value are recognized in earnings. For equity securities without readily determinable fair value and do not qualify for the existing practical expedient in ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”) to estimate fair value using the net asset value per share (or its equivalent) of the investment, the Company elected to measure those investments at cost, less any impairment (if applicable plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer).

For equity investments that the Company elects to measure at cost, less any impairment, the Company makes a qualitative assessment considering impairment indicators to evaluate whether investments are impaired at each reporting date. Impairment indicators considered include, but are not limited to, a significant deterioration in the earnings performance or business prospects of the investee, including factors that raise significant concerns about the investee’s ability to continue as a going concern, a significant adverse change in the regulatory, economic, or technologic environment of the investee and a significant adverse change in the general market condition of either the geographical area or the industry in which the investee operates. If a qualitative assessment indicates that the investment is impaired, the entity has to estimate the investment’s fair value in accordance with the principles of ASC 820. For equity investments without readily determinable fair value, the Company uses Level 3 inputs of fair value accounting in accordance with ASC 820-10 and recognizes impairment loss other than temporary in the statement of operations equal to the difference between its initial investment and its proportional share of the net book value of the investee’s net assets which approximates its fair value.

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

(q) Impairment of Long-Lived Assets

Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. It is reasonably possible that these assets could become impaired as a result of technology or other industry changes. Recoverability of assets to be held and used is determined by comparing their carrying amount with their expected future net undiscounted future cash flows from the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by how much the carrying amount exceeds the fair value of the assets. There were impairment charges of approximately $1,468,000 for the year ended December 31, 2022, and no impairment charges for the years ended December 31, 2023 and 2024. Assets held for disposal, if any, are reported at the lower of the carrying amount or fair value less costs to sell.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(r) Operating leases - Right-of-use assets and lease liabilities

The Company accounts for leases under ASC 842 “Leases”, and also elects practical expedient not to separate non-lease component from lease components in accordance with ASC 842-10-15-37 and instead to account for each separate lease component and the non-lease components associated with that lease component as a single lease component. The Company also elects the practical expedient not to recognize lease assets and lease liabilities for leases with a term of 12 months or less.

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

Revenue - Products

Product revenues are generated primarily from the sale of Cloud-Application-Terminal based digital ads display terminals with integrated software essential to the functionality of the hardware to our customers (inclusive of related parties), high-end data storage servers, and supercomputing servers. Although manufacturing of the products has been outsourced to the Company’s Original Equipment Manufacturer (OEM) suppliers, the Company has acted as the principal of the contract. The Company recognized the product sales at the point of delivery. Product sales are classified as “Revenue-Products” on the Company’s consolidated statements of operations.

Revenue - Software

The Company designs, develops and provide subsequent upgrades and maintenances for software products. Software development usually includes developing software, integrating various isolated software systems into one, testing the software. The design and build process, together with the integration of the various elements, are generally determined to be essential to the functionality of the delivered software. The Company recognized the software sales for developing software at the point of delivery, and recognized the software revenue for software maintenance and upgrade services on a straight-line basis over the contracted service period.

The Company usually completes the software development in one-off and recognizes the revenue at the point of delivery of service because the Company does not have an enforceable right to payment for performance completed to date. Revenues from software development contracts are classified as “Revenue-Software” on the Company’s consolidated statements of operations.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

The Company also generates its advertising revenue through facilitating internet promotion advertising service and recognizes the revenue over the contracted advertising duration. The Company provides advertising services to customers for promotion of their brands and products through internet. For the network promotion advertising contracts, the Company generally recognizes revenue over time, because the customer simultaneously receives and consumes the benefits as the Company performs throughout a fixed contract term.

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

The Company had ceased the operation of cryptocurrency mining business by December 2022, and there is no Revenue - Cryptocurrency mining for the years ended December 31, 2023 and 2024.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

The Company follows ASC 842 – Leases that requires lessor to identify the underlying assets and allocate rental income among considerations in lease and non-lease components. The Company owns two units of office space renting out to a third party with lease term of two years starting from May 1, 2022 to April 30, 2024, which is extended by two years to April 30, 2026, and another third party with lease term of three years starting from January 1, 2024 to December 31, 2026, respectively. The lease agreements have fixed monthly rental payments, and no non-lease component or option for lessees to purchase the underlying assets. The Company collects monthly rental payments from the lessees, and has generated approximately $264,000 and $251,000 rental income for the year ended December 31, 2024, and 2023, respectively.

Annual minimum rental income to be received in the next 5 years:
2025	263,951
2026	99,109
Total	363,060

Contract balances

The Company records advances from customers when cash payments are received or due in advance of our performance. For the year ended December 31, 2024, 2023 and 2022, the Company recognized revenue of $699,000, $290,000 and $232,000, respectively, that was included in the advances from customers balance at the beginning of each reporting period.

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

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

During the year ended December 31, 2024, 2023, and 2022, the Company recognized approximately $956,400, $1,564,000, and $23,100, respectively, of stock-based compensation expense.

(v) Foreign Currency Translation

The functional currency of the US and BVI companies is the United States dollar. The functional currency of the Company’s Hong Kong subsidiaries is the Hong Kong dollar.

The functional currency of the Company’s PRC subsidiaries is the Chinese Renminbi Yuan, (“RMB”). RMB is not freely convertible into foreign currencies. The Company’s PRC subsidiaries’ financial statements are maintained in the functional currency. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at rates of exchange prevailing at the balance sheet date. Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transactions. Exchange gains or losses arising from foreign currency transactions are included in the determination of profit or loss for the respective periods.

For financial reporting purposes, the financial statements of the Company have been translated into United States dollars. Assets and liabilities are translated at exchange rates at the balance sheet dates, revenue and expenses are translated at average exchange rates, and equity is translated at historical exchange rates. Any resulting translation adjustments are not included in determining profit or loss but are included in other comprehensive income or loss, a component of equity.

The exchange rates adopted are as follows:

	December 31, 2024	December 31, 2023
Year-end RMB to US$ exchange rate	7.2995	7.0898
Average yearly RMB to US$ exchange rate	7.1905	7.0723
Year-end HKD to US$ exchange rate	7.7655	7.8081
Average yearly HKD to US$ exchange rate	7.8024	7.8284

The average yearly RMB to US$ exchange rate adopted for the year ended December 31, 2022 was 6.7190.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

(ab) Recent Accounting Pronouncements

In June 2022, the FASB issued ASU 2022-03 Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. The update clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The update also clarifies that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The update also requires certain additional disclosures for equity securities subject to contractual sale restrictions. The amendments in this update are effective for the Company beginning January 1, 2024 on a prospective basis. The Company adopted this ASU from January 1, 2024, which did not have a material impact on the Company’s consolidated financial statements.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In November 2023, the FASB issued ASU No. 2023-07, Improvements to Reportable Segment Disclosures (Topic 280). This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of a segment’s profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources. The ASU is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Adoption of the ASU should be applied retrospectively to all prior periods presented in the financial statements. The Company adopted this ASU from January 1, 2024, which did not have a material impact on the Company’s consolidated financial statements.

In December 2023, the FASB issued ASU No. 2023-09, Improvements to Income Tax Disclosures (Topic 740). The ASU requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The ASU is effective on a prospective basis for annual periods beginning after December 15, 2024. Early adoption is also permitted for annual financial statements that have not yet been issued or made available for issuance. This ASU will result in the required additional disclosures being included in our consolidated financial statements, once adopted. This ASU is currently not expected to have a material impact on the Company’s consolidated financial statements.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40). This ASU requires disclosure, in the notes to financial statements, of specified information about certain costs and expenses. A reporting entity is required to 1) disclose the amounts of (a) purchases of inventory, (b) employee compensation, (c) depreciation, (d) intangible asset amortization, and (e) depreciation, depletion, and amortization recognized as part of oil and gas-producing activities (DD&A) (or other amounts of depletion expense) included in each relevant expense caption. A relevant expense caption is an expense caption presented on the face of the income statement within continuing operations that contains any of the expense categories listed in (a)–(e); 2) include certain amounts that are already required to be disclosed under current generally accepted accounting principles in the same disclosure as the other disaggregation requirements; 3) disclose a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively, and 4) disclose the total amount of selling expenses and, in annual reporting periods, an entity’s definition of selling expenses. The ASU is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is in the process of assessing the impact of this ASU on the Company’s consolidated financial statements.

In November 2024, the FASB issued ASU 2024-04, Debt—Debt with Conversion and Other Options (Subtopic 470-20). The amendments in this ASU clarify the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as an induced conversion. The amendments are effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company is in the process of assessing the impact of the amendments on the Company’s consolidated financial statements.

The Company has considered all other recently issued accounting pronouncements and does not believe that the adoption of such pronouncements will have a material impact on the consolidated financial statements.

3. BUSINESS ACQUISITION

On January 13, 2022, the Company entered into a share purchase agreement to acquire 95.56% equity interest in ZJIOT, aiming to accelerate the Company’s smart charging pile and digital new media businesses in East China. Pursuant to the share purchase agreement, as consideration the Company agreed to issue to the shareholders of ZJIOT a total of approximately 20,154 restricted ordinary shares of the Company. The shares are expected to be issued in three phases. The first phase will issue approximately 6,718 shares within 20 days after closing of the transaction; the second phase will issue approximately 6,718 shares before May 31, 2023; the third phase will issue approximately 6,718 shares before May 31, 2024. Issuance of shares during the second and third phases will be conditioned upon the satisfaction of certain performance targets of ZJIOT as set forth in the share purchase agreement. Specifically, the second phase issuance requires from the closing date to December 31, 2022, ZJIOT have at least 2.5 million RMB of audited revenue and 0.5 million RMB of audited net income; and to be eligible for the third phase issuance, ZJIOT shall have at least 2.6 million RMB of revenue and 0.55 million RMB of net income during the fiscal year 2023. Upon the completion of the acquisition, the Company owned 100% equity interest in ZJIOT.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

The Company did not issue the third phase of restricted ordinary shares before May 31, 2024, due to unsatisfaction of certain performance targets of ZJIOT as set forth in the share purchase agreement. In June 2024, ZJIOT was dissolved as a result of the Company’s business realignment.

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

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

ZJIOT was dissolved on June 25, 2024. The dissolution resulted in a recorded loss of $98,887 for the year ended December 31, 2024.

The dissolution of ADG, SZTET, WHTET, TDTDG, TCTCZ, and ZJIOT were not qualified as discontinued operations as they do not individually or in the aggregate represent a strategic shift that has had a major impact on the Company’s operations or financial results.

The disposals of TDL, TDAL, and TCL represented a strategic shift in the Company’s strategy and had a major effect on the Company’s operations and financial results. Operations of the three companies have been presented as “discontinued operations” in the Company’s consolidated financial statement (Note 10).

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

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Components of basic and diluted loss per share were as follows for the year ended December 31, 2024, 2023, and 2022:

	2024	2023	2022*
Net loss attributable to the Company	$(1,819,387)	$(697,941)	$(7,081,647)
Weighted average outstanding ordinary shares-Basic	6,381,253	1,910,783	1,585,542
-dilutive effect of stock options- employees	-	-	-
-dilutive effect of stock options- nonemployees	-	-	-
Weighted average outstanding ordinary shares- Diluted	6,381,253	1,910,783	1,585,542
Loss per share:
Basic	$(0.29)	$(0.36)	$(4.47)
Diluted	$(0.29)	$(0.36)	$(4.47)

CONTINUING OPERATIONS
Net loss attributable to the Company	$(1,819,387)	$(232,150)	$(582,371)
Weighted average outstanding ordinary shares-Basic	6,381,253	1,910,783	1,585,542
-dilutive effect of stock options- employees	-	-	-
-dilutive effect of stock options- nonemployees	-	-	-
Weighted average outstanding ordinary shares- Diluted	6,381,253	1,910,783	1,585,542
Loss per share:
Basic	$(0.29)	$(0.12)	$(0.37)
Diluted	$(0.29)	$(0.12)	$(0.37)

DISCONTINUED OPERATIONS
Net loss attributable to the Company	$-	$(465,791)	$(6,499,276)
Weighted average outstanding ordinary shares-Basic	6,381,253	1,910,783	1,585,542
-dilutive effect of stock options- employees	-	-	-
-dilutive effect of stock options- nonemployees	-	-	-
Weighted average outstanding ordinary shares-Diluted	6,381,253	1,910,783	1,585,542
Loss per share:
Basic	$-	$(0.24)	$(4.10)
Diluted	$-	$(0.24)	$(4.10)

For the years ended December 31, 2024, 2023, and 2022, there was no incremental shares included in the diluted earnings per share calculation, these incremental shares were not added to denominator for the period that stock options and warrants were outstanding due to the fact that the average market price of the Company’s ordinary shares in the period was lower than the exercise prices of the outstanding stock options and warrants. The incremental shares were computed under the treasury stock method and the effect would be anti-dilutive. There were -0- stock options for employees, -0- stock options and -0- warrants for nonemployees outstanding that were not included in the computation of dilutive weighted average shares outstanding for the year ended December 31, 2024. There were -0- stock options for employees, -0- stock options and 36,000 warrants for nonemployees outstanding that were not included in the computation of dilutive weighted average shares outstanding for the year ended December 31, 2023. There were 28,250 stock options for employees, 5,737 stock options and 46,667 warrants for nonemployees outstanding that were not included in the computation of dilutive weighted average shares outstanding for the year ended December 31, 2022.

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

On January 13, 2025, the Company issued an unsecured convertible promissory note with a 12-month maturity (the “Convertible Note”) to Investor. The Convertible Note has the original principal amount of $1,311,000 including the original issue discount of $96,000 and Investor’s legal and other transaction costs of $15,000. Interest accrues on the outstanding balance of the Convertible Note at 7% per annum. In addition, subject to certain restrictions, Investor may redeem all or any portion of the Convertible Note into ordinary shares of the Company at a price equal to the lesser of (i) $3.00, and (ii) 80% multiplied by the lowest daily volume-weighted average price during the 10 trading days immediately preceding the applicable redemption, subject to a floor price of $0.10.

The computation of diluted loss per share for year ended December 31, 2024 and 2023 did not assume the conversion of the Note since the assumed conversion would result in decrease in loss per share.

*	On August 1, 2023, the Company implemented a one-for-ten reverse stock split of the Company’s issued and outstanding ordinary shares. Except shares authorized, all share and per share information has been retroactively adjusted to give effect to the reverse stock split for all periods presented, unless otherwise indicated.

7. RELATED PARTY TRANSACTIONS

(a) Revenue – related parties

For the years ended December 31, 2024, 2023 and 2022, revenues from Taoping alliance companies, a new media operating organization that includes numerous advertising agencies throughout China, for sales of products, software, and advertising were approximately $0.1 million, $0.2 million and $0.1 million, respectively. Accounts receivable from related parties, net of allowance for credit losses, as of December 31, 2024, 2023 and 2022 were approximately $0.04 million, $0.6 million and $0.1 million, respectively. Advances received from related parties were approximately $0.04 million, $0.1 million and $0.1 million as of December 31, 2024, 2023 and 2022, respectively.

(b) Other revenue – related parties

Other revenue generated from related parties includes system maintenance service provided to Taoping alliance companies, which was approximately $2,300, $nil and $20,000, for the years ended December 31, 2024, 2023 and 2022, respectively.

(c) Amounts due to related parties

As of December 31, 2024 and 2023, the amounts due to related parties was $1.7 million and $3.0 million, respectively, which included the borrowing from the Company’s Chairman and Chief Executive Officer Mr. Jianghuai Lin (“Mr. Lin”), of approximately $0.4 million and $0.9 million, respectively, without interest and matures on December 31, 2025, and a loan balance of approximately $1.3 million (RMB10 million) and approximately $2.1 million (RMB15 million), respectively, from a related company 100% owned by Mr. Lin for 12-month at the interest of 5.85% per annum, which matured on April 15, 2025.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8. INVENTORIES

As of December 31, 2024 and 2023, inventories consist of:

	December 31, 2024	December 31, 2023
Raw materials	$-	$3,379
Finished goods	6,385,905	1,336,771
Inventories, gross	$6,385,905	$1,340,150
Allowance for slow-moving or obsolete inventories	(68,732)	(89,583)
Inventories, net	$6,317,173	$1,250,567

For the year ended December 31, 2024, there was a reversal of impairments for obsolete inventories in the amount of approximately $14,000. For the year ended December 31, 2023, there was a reversal of impairments for obsolete inventories in the amount of approximately $53,000. For the year ended December 31, 2022, impairments expense for obsolete inventories were approximately $64,000. Impairment charges on inventories are included with administrative expenses.

9. PROPERTY, EQUIPMENT AND SOFTWARE

As of December 31, 2024 and 2023, property, equipment and software consist of:

	December 31,
	2024	2023
Office buildings	$3,831,577	$3,944,905
Electronic equipment, furniture and fixtures	2,966,868	2,723,306
Media display equipment	904,646	1,081,589
Purchased software	8,149,803	6,729,225
	15,852,894	14,479,025
Less: accumulated depreciation	(10,298,566)	(7,801,541)
Property, equipment and software, net	$5,554,328	$6,677,484

Depreciation expense for the year ended December 31, 2024, 2023, and 2022 were approximately $2.0 million, $2.5 million and $3.5 million for continuing operations, and -0- million, $0.5 million and $3.7 million for discontinued operations, respectively.

Management regularly evaluates property, equipment and software for impairment, if an event occurs or circumstances change that would potentially indicate that the carrying amount of the property, equipment and software exceeded its fair value.

Company’s office buildings, with net carrying value of approximately $2.3 million, are used as collateral for its bank loans.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

The significant items included within discontinued operations are as follows:

	Years Ended December 31,
	2024	2023	2022
Revenue - Cryptocurrency mining	$-	$-	$4,108,372
Cost - Cryptocurrency mining	-	488,104	3,898,171
Administrative expenses	-	(94,284)	1,445,272
Impairment losses on cryptocurrencies	-	-	1,517,172
(Gain) on sales of cryptocurrencies	-	-	(679,111)
Impairment on property, equipment and software	-	-	1,468,014
Operating (loss) from discontinued operations	-	(393,820)	(3,541,146)
Subsidy income	-	-	9,195
Other (loss)	-	(71,984)	(2,936,541)
Interest income	-	13	111
Interest expense	-	-	(30,895)
(Loss) from discontinued operations before income taxes	-	(465,791)	(6,499,276)
Income tax expense	-	-	-
Net (loss) from discontinued operations	$-	$(465,791)	$(6,499,276)

As of December 31, 2024 and 2023, no assets and liabilities of discontinued operations were included within the Consolidated Balance Sheets. Schedule of cashflows is illustrated below:

	Years Ended December 31,
	2024	2023	2022
Net cash provided by (used in) operating activities	-	106,207	(1,835,015)
Net cash provided by investing activities	-	-	2,746,758

CRYPTOCURRENCIES

As of December 31, 2024 and 2023, no cryptocurrencies held by the Company.

11. BANK LOANS

(a) Short-term bank loans

	December 31, 2024	December 31, 2023
Secured short-term loans (1)	$1,780,948	$8,547,509
Add: amounts due within one year under long-term loan contracts	305,775	-
Total short-term bank loans	$2,086,723	$8,547,509

(1) Detailed information of secured short-term loan balances as of December 31, 2024 and 2023 were as follows:

	December 31, 2024	December 31, 2023
Guaranteed by IST and Mr. Lin and Collateralized by the real property of ISIOT and equity investment of IST HK	$-	$1,777,205
Collateralized by office buildings of IST and guaranteed by Mr. Lin	-	4,936,680
Guaranteed by Mr. Lin and IST HK	1,095,968	1,128,384
Guaranteed by Mr. Lin and Mr. Du Yong	684,980	-
Guaranteed by Mr. Lin	-	705,240
Total	$1,780,948	$8,547,509

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(b) Long-term bank loans

	December 31, 2024	December 31, 2023
Secured long-term loans	$6,106,871	$-
Less: amounts due within one year under long-term loan contracts	(305,775)	-
Total long-term bank loans	$5,801,096	$-

Detailed information of secured long-term loan balances as of December 31, 2024 and 2023 were as follows:

	December 31, 2024	December 31, 2023
Guaranteed by ISIOT and Mr. Lin and Collateralized by real property of ISIOT, future rental income of ISIOT, patents of Biznest, and equity investment of IST HK	$1,202,825	$-
Collateralized by office buildings of IST and guaranteed by Mr. Lin	4,234,135	-
Guaranteed by Biznest, ISIOT, IST, and Mr. Lin and Collateralized by real property of ISIOT, office buildings of IST, patents of TNM, and future rental income of ISIOT	669,911	-
Total	$6,106,871	$-

As of December 31, 2024, the Company had short-term and long-term bank loans in total of approximately $7.9 million, which mature on various dates from July 15, 2025 to October 31, 2027. The short-term bank loans may be extended upon maturity for another year by the banks without additional charges to the Company. The bank borrowings are in the form of credit facilities. Amounts available to the Company from the banks are based on the amount of collateral pledged or the amount guaranteed by the Company’s subsidiaries. These short-term borrowings bear fixed interest rates ranging from 3.45% to 4.31% per annum. These long-term borrowings bear floating interest rates at the 1-year China Loan Prime Rate (“LPR”) plus 40 to 105 basis points, ranging from 3.50% to 4.40% per annum. The weighted average interest rates on short-term and long-term debts were approximately 4.11%, 4.15% and 4.76% for the year ended December 31, 2024, 2023, and 2022, respectively. The interest expenses were approximately $0.3 million, $0.4 million, and $0.4 million, respectively, for the same periods, respectively.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12. INCOME TAXES

Pre-tax (loss) income from continuing operations and discontinued operations for the year ended December 31, 2024, 2023, and 2022 in the following jurisdictions:

	2024	2023	2022
PRC	$211,617	$2,769,080	$(4,284,019)
Hong Kong	(1,278)	(123,008)	(1,384,286)
BVI	(2,015,583)	(3,336,033)	(1,343,473)
Total (loss) before income taxes	$(1,805,244)	$(689,961)	$(7,011,778)

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

The Company from time to time evaluates the tax effect of GILTI, and determined that there was no impact of GILTI tax to the Company’s consolidated financial statements as of December 31, 2024.

BVI

Under the current laws of the BVI, dividends and capital gains arising from the Company’s investments in the BVI and ordinary income, if any, are not subject to income taxes.

Hong Kong

Under the current laws of Hong Kong, IST HK, TDAL, TDL and TCL are subject to a profit tax rate of 16.5%.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

PRC

Income tax expense (benefit) from continuing operations consists of the following:

	2024	2023	2022
Current taxes	$14,143	$7,980	$69,869
Income tax expense	$14,143	$7,980	$69,869

Current income tax expense (benefit) was recorded in 2024, 2023 and 2022 and was related to differences between the book and corporate income tax returns.

	2024	2023	2022
PRC statutory tax rate	25%	25%	25%
Expected income tax (benefit)	$(451,311)	$(172,490)	$(1,752,944)
Tax rate difference	(124,003)	(187,321)	227,985
Permanent differences	(109,077)	(265,279)	(1,011,482)
Tax effect of temporary differences not recognized	-	-	170,383
Tax effect of tax losses unrecognized	698,534	633,070	2,435,927
Income tax expense	$14,143	$7,980	$69,869

The Company’s tax loss carry forwards totaling RMB155.7 million ($21.3 million) as of December 31, 2024, substantially all of which were from PRC subsidiaries and will expire on various dates through December 31, 2034. Deferred tax asset was not provided for respective tax losses.

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

Based on all known facts, circumstances, and current tax law, the Company has not recorded tax benefits from year 2022 to 2024. The Company believes that there are no tax positions for which it is reasonably possible, based on current Chinese tax laws and policies, that the unrecognized tax benefits will significantly increase or decrease over the next 12 months, individually or in the aggregate, and have a material effect on the Company’s results of operations, financial condition or cash flows.

The Company’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. Any accrued interest or penalties associated with any unrecognized tax benefits were not significant for the year ended December 31, 2024, 2023, and 2022.

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

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13. OTHER CURRENT AND NON-CURRENT ASSETS

(a) As of December 31, 2024 and 2023, other current assets consist of:

	December 31, 2024	December 31, 2023
Advances to unrelated-parties (i)	$380,144	$1,209,202
Advances to a related party	232,589	239,469
Advances to employees	29,497	78,566
Other current assets	85,354	112,833
	$727,584	$1,640,070

(i)	The advances to unrelated parties for business development are non-interest bearing and are due on demand.

As of December 31, 2024 and 2023, the balance included the amount due from a third-party vendor of approximately $nil and $383,000. According to the contract and its subsequent amendment, the vendor is contracted to perform consulting service of market research as subcontractor and to facilitate the development of the new media advertising market.

Based on the amendment of the contract, the Company agrees to make advances to the vendor specifically for its market development purposes, and the total initial commitment of funding was RMB6 million (approximately USD $822,000). Meanwhile, the Company agrees to pay the vendor a 12% commission fee based on the advertising revenue it has facilitated, and a 50% subcontractor fee based on the consulting services revenue, tax inclusive.

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

The first period as specified is from January 1, 2021 to December 31, 2021 with a threshold revenue of RMB 15 million (approximately USD $2,294,400). The threshold revenue is to increase by 30% in the year 2022. For the year ended December 31, 2021, revenue facilitated by the vendor has reached RMB15.2 million (approximately USD $2,386,360). In December 2022, both parties agreed a one-year extension to fulfill the revenue threshold for year 2022. For the year ended December 31, 2022, revenue facilitated by the vendor has reached RMB7.5 million (approximately USD $1,111,000). For the year ended December 31, 2023, revenue facilitated by the vendor has reached RMB20.8 million (approximately USD $2,947,000). The revenue facilitated by the vendor has fulfilled the revenue threshold and no event occurs or circumstance changes that would potentially indicate that the carrying amount of the receivable was impaired. The cooperation between the two parties under this project ended at the end of 2024.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(b) As of December 31, 2024 and 2023, Other assets, non-current consist of:

	December 31, 2024	December 31, 2023
Other assets, non-current, net	$-	$811,026
	$-	$811,026

During 2019 and 2020, the Company advanced RMB 30 million (USD $4.1 million) to a vendor, whom the Company has contracted to develop a vehicular IOT smart advertising software (“Internet of Vehicle” or “IOV” software) to interconnect to the Company’s new media advertising sharing platform expanding its advertising capability to people riding in motor vehicles. According to the contract and its subsequent amendment, total commitment of the funding was RMB 30 million (USD $4.1 million). The vendor is solely responsible for hardware and software development and marketing the vehicular terminal. The Company financially supports development cost of IOV software in exchange for advertising revenue generated from the software for four years of the contract term.

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

Starting in October 2020, IOV software revenue will be divided into eight periods. The first period as specified was from October 1, 2020 to April 30, 2021 with a threshold advertising revenue from IOV software of RMB 3 million (approximately USD $462,000). The revenue is to increase incrementally by 15% in every six months going forward until the contract expires four years after the commencing date of the operation. The first period as specified was from October 1, 2020 to April 30, 2021 with advertising revenue from IOV software of RMB 3 million (approximately USD $462,000). The second period as specified was from May 1, 2021 to November 30, 2021 with advertising revenue from IOV software of RMB 3.3 million (approximately USD $510,000). The third period as specified was from December 1, 2021 to May 30, 2022 with advertising revenue from IOV software of RMB 3.4 million (approximately USD $531,000). The fourth period as specified was from June 1, 2022 to November 30, 2022 with advertising revenue from IOV software of RMB 14.1 million (approximately USD $2,285,000). The fifth period as specified was from December 1, 2022 to May 30, 2023 with advertising revenue from IOV software of RMB 3.9 million (approximately USD $562,000). The sixth period as specified was from June 1, 2023 to November 30, 2023 with advertising revenue from IOV software of RMB 18.3 million (approximately USD $2,581,000). The seventh period as specified was from December 1, 2023 to May 30, 2024 with advertising revenue from IOV software of RMB 7.8 million (approximately USD $1,082,000). The eighth period as specified was from June 1, 2024 to November 30, 2024 with advertising revenue from IOV software of RMB 11.7 million (approximately USD $1,630,000). The vendor will own the title of the IOV software upon its fulfillment of the contract obligations after three years.

The development of IOV software was completed by September 30, 2020. Since the Company has the right to use the IOV software under the contract term, software was capitalized as “other assets, non-current, net” and started to amortize from October 1, 2020 over the four-year contract term. As of December 31, 2024 and December 31, 2023, the balance of “other assets, non-current, net” was $nil and $811,026, respectively. The reduction of the amount receivable was approximately $0.8 million and $0.9 million for the years ended December 31, 2024 and 2023, respectively.

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

The Company incurred rent expenses of approximately $8,000 for short-term lease for the year ended December 31, 2024.

15. LONG-TERM INVESTMENTS

As of December 31, 2024, the carrying value of the Company’s equity investments were $86,271, which consisted of the followings:

(1) Equity method investments:

As of December 31, 2024, the Company’s equity method investments had a carrying value of $nil which were as follows:

Investees	Abbreviation	% of Ownership	Carrying value
Qingdao Taoping IoT Co., Ltd.	QD Taoping, or QD	47%	$-
Yunnan Taoping IoT Co., Ltd.	YN Taoping, or YN	40%	-
Jiangsu Taoping IoT Technology Co., Ltd.	JS Taoping, or JS	25%	-
Jiangsu Taoping New Media Co., Ltd	JS New Media, or JN	21%	-
			$-

The Company’s initial investments in the above equity method investments were approximately $1.9 million. The Company recognized no losses from equity method investments and no impairment on equity method investments for the year ended December 31, 2024. The Company recognized losses from equity method investments of approximately $0.01 million and no impairment on equity method investments for the year ended December 31, 2023.

(2) Equity investments without readily determinable fair value that is not accounted for under equity method accounting:

In accordance with ASC 321, the Company elected to use the measurement alternative to measure such investments at cost, less any impairment (if applicable plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer).

As of December 31, 2024, the carrying value for the equity investments without readily determinable fair value was $86,271. The total initial investments to the equity investments without readily determinable fair value were approximately $647,000. As of December 31, 2024, the additional investments to the equity investments without readily determinable fair value was approximately $22,000. Impairment of approximately $0.02 million was recognized for the year ended December 31, 2024. Impairment of approximately $ nil was recognized for the year ended December 31, 2023.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16. CONVERTIBLE NOTE PAYABLE

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

For the holder of the Note, conversion price results in beneficial conversion feature (BCF) that is separated as an equity component and assigned a value of $156,440, which is the intrinsic value of the BCF that is measured by difference between the effective conversion price based on the proceeds allocated to the convertible instrument and the conversion prices that are most beneficial to the Note holder and assigned to the equity component and recorded as a debt discount. Debt discount is amortized using the effective interest rate method over the period from the issuance date through the stated maturity date. The Note was extended with mutual consents of both parties, until fully converted to the Company’s ordinary shares on November 12, 2024.

The Note is recognized initially at fair value, net of debt discounts including original issue discount, Transaction Expense Amount, and allocation of proceeds to beneficial conversion feature, in the amount of $215,440. Amortizations of issuance costs and other Discounts accretion are recorded as interest expenses in the consolidated statement of operations.

The Company recognized interest expense of approximately $34,000 for the year ended December 31, 2024 including interest relating to contractual interest obligation approximately of $30,000 and amortization of the discounts and debt issuance cost approximately of $4,000. The Company recognized interest expense of approximately $68,000 for the year ended December 31, 2023 including interest relating to contractual interest obligation approximately of $13,000 and amortization of the discounts and debt issuance cost approximately of $55,000. As of December 31, 2024, the total amount of principal and accrued interest of the Note was fully converted to the Company’s ordinary shares (see Note 19 Equity), and there was no outstanding balance and unamortized debt issuance cost of the Note.

17. OTHER PAYABLES AND ACCRUED EXPENSES

As of December 31, 2024 and 2023, other payables and accrued expenses consist of:

	December 31, 2024	December 31, 2023
Advances from unrelated third-parties (i)	$1,190,422	$621,146
Other taxes payable (ii)	2,499,528	4,133,972
Accrued professional fees	255,000	230,000
Amount due to employees(iii)	257,354	158,396
Others	90,353	80,711
	$4,292,657	$5,224,225

(i)	The advances from unrelated parties are non-interest bearing and due on demand.

(ii)	The other taxes payable were the amounts due to the value added tax, business tax, city maintenance and construction tax, and individual income tax.

(iii)	The amounts due to employees were pertaining to employees’ out-of-pocket expenses for travel and meal allowance, etc.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18. RESERVE AND DISTRIBUTION OF PROFIT

In accordance with relevant PRC regulations and the Articles of Association of our PRC subsidiaries, our PRC subsidiaries are required to allocate at least 10% of their annual after-tax profits determined in accordance with PRC statutory financial statements to a statutory general reserve fund until the amounts in said fund reaches 50% of their registered capital. As of December 31, 2024 and 2023, the balance of general reserve was $10.2 million and $10.2 million, respectively.

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

In January 2024, the Company issued a total of 580,000 ordinary shares to an investor at $1.21 and $1.06 per share, respectively, which generated net proceeds of $656,800 for the Company.

In February 2024, the Company issued a total of 310,000 ordinary shares to an investor at $1.09 and $1.08 per share, respectively, which generated net proceeds of $336,300 for the Company.

In March 2024, the Company issued a total of 590,000 ordinary shares to an investor at $1.06, $0.99, and $0.945 per share, respectively, which generated net proceeds of $584,050 for the Company.

In March 2024, the holder of the Company’s convertible promissory note issued in September 2023 converted an amount of $50,000 of partial principal and accrued interest with a conversion price at $0.8790 per share into 56,882 ordinary shares of the Company.

In April 2024, the holder of the Company’s convertible promissory note issued in September 2023 converted an amount of $75,000 of partial principal and accrued interest with a conversion price at $0.8579 per share into 87,422 ordinary shares of the Company.

In May 2024, the Company issued a total of 1,380,000 ordinary shares to an investor at $0.77, $0.663, and $0.65 per share, respectively, which generated net proceeds of $951,240 for the Company.

In May 2024, the holder of the Company’s convertible promissory note issued in September 2023 converted an amount of $100,000 of partial principal and accrued interest with a conversion price at $0.6670 per share into 149,925 ordinary shares of the Company.

In June 2024, the Company issued 580,000 ordinary shares to an investor at $0.62 per share, which generated net proceeds of $359,600 for the Company.

In July 2024, the Company issued 600,000 ordinary shares to an investor at $0.60 per share, which generated net proceeds of $360,000 for the Company.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In August 2024, the holder of the Company’s convertible promissory note issued in September 2023 converted an amount of $100,000 of partial principal and accrued interest with a conversion price at $0.4776 per share into 209,380 ordinary shares of the Company.

In September 2024, the holder of the Company’s convertible promissory note issued in September 2023 converted an amount of $75,000 of partial principal and accrued interest with a conversion price at $0.3274 per share into 229,077 ordinary shares of the Company.

In October 2024, the holder of the Company’s convertible promissory note issued in September 2023 converted an amount of $75,000 of partial principal and accrued interest with a conversion price at $0.4466 per share into 167,935 ordinary shares of the Company.

In November 2024, the holder of the Company’s convertible promissory note issued in September 2023 converted partial principal and accrued interest in an amount of $75,000 and the remaining principal and accrued interest in an amount of $102,507 into 229,498 and 322,147 ordinary shares of the Company, with a conversion price at $0.3268 and $0.3182 per share, respectively.

In November 2024, the Company issued a total of 1,200,000 ordinary shares to an investor at $0.382 and $0.30 per share, respectively, which generated a total of net proceeds of $417,400 for the Company.

In December 2024, the Company issued a total of 1,800,000 ordinary shares to an investor at $0.29 and $0.272 per share, respectively, which generated net proceeds of $504,000 for the Company.

In December 2024, the Company issued 2,000,000 ordinary shares with fair value of approximately $820,400 to certain directors, executive officers, and employees as compensations for their services.

(b) Stock-based compensation

The following table provides the details of the share-based payments expense during the year ended December 31, 2024, 2023, and 2022:

	For the Year Ended
	December 31, 2024		December 31, 2023		December 31, 2022
Employees and directors share-based payments	$820,400	(a)	$1,360,000	(a)	$-
Shares issued for services	$136,000	(a)	$204,000	(a)	$23,100	(a)
	$956,400		$1,564,000		$23,100

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

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

On July 24, 2020, the Company granted options to employees and directors to purchase an aggregate of 33,335 ordinary shares under the 2016 Plan. The fair value of these options was approximately $0.3 million at the date of the grant. The contractual life is three years.

Stock option activity for the year ended December 31, 2023 and 2022 is summarized as follows:

			Weighted Average Remaining
	Options	Weighted Average	Contractual Life	Aggregated Intrinsic
	Outstanding*	Exercise Price*	(Year)	Value
Outstanding at January 1, 2022	29,768	$24.0	1.6	$714,400
Granted	-	-	-	-
Exercised	-	-	-	-
Canceled	(1,518)	$24.0	-	-
Outstanding at December 31, 2022	28,250	$24.0	0.6	-
Granted	-	-	-	-
Exercised	-	-	-	-
Canceled	(400)	$24.0	-	$-
Expired	(27,850)	$24.0	-	$-
Outstanding at December 31, 2023	-	-	-	-

There were no stock options granted to employees during the year ended December 31, 2024, 2023 and 2022. There was no option exercised during the years ended December 31, 2024, 2023 and 2022. The Company did not receive any proceeds related to the cashless exercise of stock options from employees for the years ended December 31, 2024, 2023 and 2022.

As of December 31, 2024 and 2023, no unrecognized compensation expense related to non-vested share options expected to be recognized.

*	On August 1, 2023, the Company implemented a one-for-ten reverse stock split of the Company’s issued and outstanding ordinary shares. Except shares authorized, all share and per share information has been retroactively adjusted to give effect to the reverse stock split for all periods presented, unless otherwise indicated.

(d) Stock options and warrants to non-employees

Pursuant to the Company’s 2016 Equity Incentive Plan and its amendment, for the years ended December 31, 2024, 2023 and 2022, the Company issued nil, nil and nil stock options and warrants to consultants, respectively. The Company expensed to administrative expense approximately $ nil, $ nil and $ nil for the years ended December 31, 2024, 2023 and 2022, respectively. During the year ended December 31, 2024, no options or warrants were exercised.

The warrants and the stock options granted to non-employees in 2021 and 2022 have all been expired as of December 31, 2024.

As of December 31, 2024 and 2023, there was no stock options and warrants outstanding and exercisable.

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

The Company reports financial and operating information in the following three segments:

(1)	Cloud-based Technology (CBT) segment — It includes the Company’s cloud-based products, high-end data storage servers and related services sold to private sectors including new media, healthcare, education and residential community management, and among other industries and applications. In this segment, the Company generates revenues from the sales of hardware and software total solutions with proprietary software and content as well as from designing and developing software products specifically customized for private sector customers’ needs for a fixed price. The Company includes the revenue and cost of revenue of high-end data storage servers in the CBT segment. Advertising services is included in the CBT segment, after the Company consummated the acquisition of TNM. Advertisements are delivered to the ads display terminals and vehicular ads display terminals through the Company’s cloud-based new media sharing platform. Incorporation of advertising services complements the Company’s out-of-home advertising business strategy.

(2)	Blockchain Technology (BT) segment — The BT segment is the Company’s newly formed business sector in 2021. Cryptocurrency mining is the first initiative implemented in the BT segment. However, due to the decreased output and the highly volatile cryptocurrency market, the Company had ceased the operation of the BT segment by December 2022.

(3)	Traditional Information Technology (TIT) segment — The TIT segment includes the Company’s project-based technology products and services sold to the public sector. The solutions the Company has sold primarily include Geographic Information Systems (GIS), Digital Public Security Technology (DPST), and Digital Hospital Information Systems (DHIS). In this segment, the Company generates revenues from sales of hardware and system integration services. As a result of the business transformation, the TIT segment is gradually being phased out in 2021.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Selected information by segment is presented in the following tables for the year ended December 31, 2024, 2023, and 2022.

	2024	2023	2022
Revenues(1)
TIT Segment	$85,145	$214,980	$235,128
CBT Segment	36,587,367	38,420,655	23,998,335
	$36,672,512	$38,635,635	$24,233,463

(1)	Revenues by operating segments exclude intercompany transactions.

	2024	2023	2022
(Loss) income from operations
TIT Segment	$(87,794)	$(110,113)	$(617,180)
CBT Segment	453,726	2,838,305	(181,454)
Corporate and others(2)	(1,974,494)	(2,925,890)	(2,367,003)
(Loss) from operations	(1,608,562)	(197,698)	(3,165,637)
Corporate other income (loss), net	261,621	552,058	3,201,613
Corporate interest income	2,241	2,100	7,956
Corporate interest expense	(460,544)	(580,630)	(556,434)
(Loss) before income taxes	(1,805,244)	(224,170)	(512,502)

Income tax (expense) benefit	(14,143)	(7,980)	(69,869)
Net (loss) from continuing operations	(1,819,387)	(232,150)	(582,371)
Net (loss) income from discontinued operations	-	(465,791)	(6,499,276)
Net (loss)	(1,819,387)	(697,941)	(7,081,647)

Less: Loss (income) attributable to the non-controlling interest	-	-	-
Net (loss) attributable to the Company	$(1,819,387)	$(697,941)	$(7,081,647)

(2)	Includes non-cash compensation, professional fees and consultancy fees for the Company.

Non-cash compensation by segment for the year ended December 31, 2024, 2023, and 2022 are as follows:

	2024	2023	2022
Non-cash compensation:
Corporate and others	956,400	1,564,000	23,100
	$956,400	$1,564,000	$23,100

Depreciation and amortization by segment for the year ended December 31, 2024, 2023, and 2022 are as follows:

	2024	2023	2022
Depreciation and amortization:
TIT Segment	$13,085	$43,832	$44,678
CBT Segment	1,993,911	2,472,741	3,499,253
	$2,006,996	$2,516,573	$3,543,931

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	2024	2023	2022
Provisions for allowance for credit losses on accounts receivable, other receivable and advances to suppliers:
TIT Segment	$3,996	$6,097	$(43,741)
CBT Segment	4,061,703	1,407,119	689,234
Corporate and others	-	-	-
	$4,065,699	$1,413,216	$645,493

	2024	2023	2022
Inventory obsolescence (reversal) provision:
TIT Segment	$913	$2,753	$-
CBT Segment	(15,223)	(56,067)	63,716
	$(14,310)	$(53,314)	$63,716

Total assets by segment as at December 31, 2024 and 2023 are as follows:

	2024	2023
Total assets
TIT Segment	$84,501	$131,137
CBT Segment	34,261,293	31,384,549
Corporate and others	782,951	1,310,628
	$35,128,745	$32,826,314

21. COMMITMENTS AND CONTINGENCIES

The Company may from time to time be subject to legal proceedings, investigations, and claims incidental to conduct of our business.

In September 2023, Guangdong Zexun Advertising Co., Ltd. filed a lawsuit against the Company which claimed a payment of RMB 231,866 (approximately $32,200) from the Company resulted from its failure of performance for a business subcontract agreement signed by both parties in 2017. The Company anticipated an unfavorable outcome from the lawsuit and accrued a liability of $32,200 for probable loss in 2023. The lawsuit was settled in a court mediation on January 30, 2024, and the Company agreed to pay the above claimed amount in three installments in 2024. The Company has paid the amount in three installments in February, May, and July 2024.

The Company received a notification from Nasdaq Listing Qualifications on June 21, 2024, as announced in a report with the SEC on a 6-K Form filed on June 24, 2024, that the Company was not in compliance with the minimum bid price requirements set forth in Nasdaq Listing Rule 5550(a)(2) for continued listing on The Nasdaq Capital Market. To regain compliance, the Company’s ordinary shares must have a closing bid price of at least $1.00 per share for a minimum of 10 consecutive business days (Nasdaq may monitor the price for as long as 20 consecutive business days prior to making a final compliance determination). On December 19, 2024, the Company received a second notice from the Nasdaq Listing Qualifications, in which Nasdaq granted us an additional 180 days, or until June 16, 2025, to regain compliance, because the Company met the continued listing requirement for public float and other applicable requirements, except the bid price requirement, and the Company had indicated its intention of curing the deficiency by effecting a reverse stock split, if necessary.

22. CONCENTRATIONS

For the year ended December 31, 2024, 2023 and 2022, no single customer accounted for greater than 10% of total revenues in 2024, one customer accounted for greater than 10% of total revenues in 2023, and no single customer accounted for greater than 10% of total revenues in 2022. For the year ended December 31, 2024, 2023 and 2022, the Company’s top five customers accounted for 22%, 30% and 24% of the Company’s revenues of continuing operations, respectively.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company’s top five accounts receivable accounted for 45% and 48% of accounts receivable as of December 31, 2024 and 2023, respectively. Two and one customers each accounted for greater than 10% of accounts receivable as of December 31, 2024 and 2023, respectively.

For the year ended December 31, 2024, 2023 and 2022, approximately 78%, 59% and 37%, respectively, of total inventory purchases were from five unrelated suppliers. One supplier accounted for greater than 10% of total inventory purchases in 2024, two and one suppliers each accounted for greater than 10% of total inventory purchases in 2023 and 2022, respectively.

23. SUBSEQUENT EVENTS

On January 13, 2025, Taoping Inc. (the “Company”) entered into a Securities Purchase Agreement (the “Purchase Agreement”) with Streeterville Capital, LLC, a Utah limited liability company (the “Investor”), pursuant to which the Company issued an unsecured convertible promissory note with a 12-month maturity (the “Convertible Note”) to Investor. The Convertible Note has the original principal amount of $1,311,000 including the original issue discount of $96,000 and Investor’s legal and other transaction costs of $15,000.

On February 26, 2025, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with certain investors (the “Investors”), pursuant to which the Company agreed to issue an aggregate of 10,000,000 ordinary shares of no par value of the Company, at an offering price of $0.20 per share, to the Investors for a total purchase price of $2,000,000.

