Form 20-F
period 2025-12-31
Taoping Inc.
filed 2026-04-30
CIK 1552670

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

21st Floor, Building 3, Tianjin Science and Technology Plaza

Keyan West Road

Nankai District, Tianjin, 300192

People’s Republic of China

(Address of Principal Executive Offices)

Mr. Jianghuai Lin, Co-Chief Executive Officer

21st Floor, Building 3, Tianjin Science and Technology Plaza

Keyan West Road

Nankai District, Tianjin, 300192

People’s Republic of China

Tel: +86-22-87089858

Email: ir@taop.com

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2025): 9,552,783 ordinary shares, no par value and 50,418 class A shares, no par value.

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

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

Year Ended December 31, 2025

i

ii

INTRODUCTORY NOTES

Use of Certain Defined Terms

Except as otherwise indicated by the context and for the purposes of this report only, references in this report to:

●	“Taoping” or “the Company” are to Taoping Inc., a British Virgin Islands business company, which has no business operations of its own;

●	“We,” “us,” “our” and “our company” are to the combined business of Taoping and its subsidiaries;

●	“Taoping Holdings” and “THL” are to Taoping Holdings Limited, a BVI subsidiary of Taoping;

●	“Taoping Group” and “IST HK” are to Taoping Group (China) Ltd., a Hong Kong company;

●	“TopCloud” are to TopCloud Software (China) Co., Ltd., a PRC company;

●	“IST” are to Information Security Tech. (China) Co., Ltd., a PRC company;

●	“ISIOT” are to Information Security IoT Tech. Co., Ltd., a PRC company;

●	“Biznest” are to Biznest Internet Technology Co., Ltd., a PRC company;

●	“Bocom” are to iASPEC Bocom IoT Technology Co. Ltd., a PRC company;

●	“Skyladder Group” or “SGL” are to Skyladder Group Limited, a Hong Kong company and a wholly owned subsidiary of the Company;

●	“CBT” are to cloud based technology;

●	“BVI” are to the British Virgin Islands;

●	“BVI Act” are to the BVI Business Companies Act (As Revised);

●	“Hong Kong” are to the Hong Kong Special Administrative Region of the People’s Republic of China;

●	“PRC” and “China” are to the People’s Republic of China, excluding, for the purpose of this report only, Taiwan and the special administrative regions of Hong Kong and Macau;

●	“SEC” are to the Securities and Exchange Commission;

●	“Exchange Act” are to the Securities Exchange Act of 1934, as amended;

●	“Securities Act” are to the Securities Act of 1933, as amended;

●	“Renminbi” and “RMB” are to the legal currency of China; and

●	“U.S. dollars,” “dollars” and “$” are to the legal currency of the United States.

On August 1, 2023, we completed a share combination of Taoping’s issued and outstanding ordinary shares at a ratio of one-for-ten. On May 29, 2025, we completed another share combination of Taoping’s issued and outstanding ordinary shares at a ratio of one-for-thirty. These share combinations did not change the maximum number of shares the Company is authorised to issue or the par value of the ordinary shares. Accordingly, except as otherwise indicated, all share and per share information contained in this annual report has been restated to retroactively show the effect of such share combinations.

Forward-Looking Information

In addition to historical information, this annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. We have attempted to identify forward-looking statements by terminology including “anticipates,” “believes,” “can,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “should,” or “will” or the negative of these terms or other comparable terminology. Such statements include, among others, those concerning market and industry segment growth and demand and acceptance of new and existing products; any projections of sales, earnings, revenue, margins or other financial items; any statements of the plans, strategies and objectives of management for future operations; and any statements regarding future economic conditions or performance, as well as all assumptions, expectations, predictions, intentions or beliefs about future events. You are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, as well as assumptions, which, if they were to ever materialize or prove incorrect, could cause the results of the Company to differ materially from those expressed or implied by such forward-looking statements. Potential risks and uncertainties include, among other things, the emergence of additional competing technologies, changes in domestic and foreign laws, regulations and taxes, uncertainties related to China’s legal system and economic, political and social events in China, the volatility of the securities markets; and other risks including, but not limited to, those that we discussed or referred to in Item 3 “Key information-D. Risk Factors” and elsewhere in this annual report.

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

However, you are specifically cautioned that there are significant legal and operational risks associated with being based in or having the majority of operations in China. Specifically, the PRC government recently initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in China, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement. We do not believe that our subsidiaries in China are directly subject to these regulatory actions or statements, as we have not carried out any monopolistic behaviour and our business does not involve the collection of personal information or implicate national security. We also dissolved the variable interest entity structure in 2021 as our business does not involve any type of restricted industry.

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

In addition, pursuant to the Holding Foreign Companies Accountable Act (the “HFCA Act”) enacted in 2020, if the auditor of a U.S. listed company’s financial statements is not subject to Public Company Accounting Oversight Board (the “PCAOB”) inspections for three consecutive “non-inspection” years, the SEC is required to prohibit the securities of such issuer from being traded on a U.S. national securities exchange, such as The New York Stock Exchange (the “NYSE”) and The Nasdaq Stock Market LLC (the “Nasdaq”), or in U.S. over-the-counter markets. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges or over-the-counter markets if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. On December 16, 2021, the PCAOB issued a Determination Report finding that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong because of a position taken by one or more authorities in such jurisdictions, and identified specific registered public accounting firms subject to this determination. Our current registered public accounting firm, PKF Littlejohn LLP (“PKF”) is not headquartered in mainland China or Hong Kong and was not identified in this report as a firm subject to the PCAOB’s determination. PKF is subject to full inspection by the PCAOB and the PCAOB is able to perform its inspection. On August 26, 2022, the CSRC, the Ministry of Finance of the PRC (the “MOFCOM”), and the PCAOB signed a Statement of Protocol (the “Protocol”) governing inspections and investigations of accounting firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB made a statement announcing that it was able, in 2022, to inspect and investigate completely issuer audit engagements of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong. However, uncertainties still exist as to whether the PCAOB will have continued access for complete inspections and investigations in the future. The PCAOB has indicated that it will act immediately to consider the need to issue new determinations under the HFCA Act if needed. If the PCAOB determines in the future that it cannot inspect or fully investigate our auditor at such future time, trading in the Company’s securities would be prohibited under the HFCA Act. See “Risk Factors-Risks Related to Doing Business in China-The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq, and the HFCA Act, all call for additional and more stringent criteria to be applied to U.S.-listed companies with significant operations in China. These developments could add uncertainties to our continued listing, future offerings, business operations, share price and reputation.”

Cash is transferred through our organization in the following manner:

●	Our equity structure is a direct holding structure, that is, Taoping, the BVI entity listed in the U.S., controls its operating subsidiaries in China, through Taoping Holdings, a BVI subsidiary of Taoping. See Item 4. “Information of the Company-A. History and Development of the Company-Corporate Structure” for more details.

●	As of the date of this report, neither Taoping nor any of its subsidiaries have paid dividends or made distributions to U.S. investors.

●	Within our direct holding structure, the cross-border transfer of funds from Taoping to its Chinese subsidiaries is legal and compliant with the laws and regulations of China. Taoping is permitted to provide funding to its subsidiaries in mainland China in the form of shareholder loans or capital contributions, subject to satisfaction of applicable government registration, approval and filing requirements of the respective jurisdiction. There are no quantity limits on Taoping’s ability to make capital contributions to its subsidiaries in mainland China under the PRC regulations. Historically, cash proceeds raised from overseas financing activities by Taoping have been first transferred to its BVI subsidiary, Taoping Holdings. Whenever we need to make capital contributions to either of our PRC subsidiaries by contributing any of such net proceeds, and convert the contributed proceeds into RMB, we will need to increase the PRC subsidiary’s registered capital by registering and/or filing the increase with the Ministry of Commerce or one of its local branches, the State Administration of Foreign Exchange (“SAFE”) or one of its local branches, or an authorized bank. If we transfer any of the proceeds to one of our PRC subsidiaries through loans, under current PRC law we will also need to register such loans with the SAFE or one of its local branches, and the amount that we may convert into RMB and loan to one of these entities will be limited by applicable SAFE regulations, in the case of a loan to one of our PRC subsidiaries, to the greater of (i) the difference between the subsidiary’s approved total investment and the subsidiary’s total registered capital and (ii) two times the PRC subsidiary’s net assets.

●	As a holding company, Taoping relies on dividends and other distributions on equity paid by its operating subsidiaries in China for cash requirements, including the funds necessary to pay dividends and other cash distributions to its shareholders or to any service expenses it may incur. For operating subsidiaries in mainland China, they will first transfer funds to Taoping Group in accordance with applicable laws and regulations of China, and then to Taoping through Taoping Holdings. Taoping will then distribute dividends to its shareholders in proportion to their respective shareholding, regardless of whether the shareholders are U.S. investors or investors in other countries or regions. As of the date of this report, none of our subsidiaries has made any transfers, dividends or other distributions to Taoping, the holding company. We intend to retain most, if not all, of our available funds and any future earnings to the development and growth of our business in China and do not expect to pay dividends in the foreseeable future.

●	The ability of our subsidiaries in mainland China to distribute dividends is based upon their distributable earnings. Current PRC regulations permit these subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our subsidiaries in mainland China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. These reserves are not distributable as cash dividends. In addition, if any of our operating subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to Taoping. We believe, other than above, current PRC regulations do not prohibit or limit using cash generated from one subsidiary to fund another subsidiary’s operations. We currently do not have our own cash management policy and procedures that dictate how funds are transferred.

The table below presents the cash flows between our subsidiaries for the fiscal years ended December 31, 2025 and 2024.

	Years Ended December 31,
Cash Flows Between Subsidiaries	2025	2024
Advances between subsidiaries(1)	2,317,709	3,216,717
Settlement of trade credits between subsidiaries(2)	-	-
Additional paid-in capital by immediate parent company	600,000	69,868
Intercompany dividends or other distributions	-	-

(1) Represent the sum of advances among offshore subsidiaries (including then-existing BVI subsidiary and Hong Kong subsidiary), and between such offshore subsidiaries and PRC subsidiaries in mainland China. These advances were made in the ordinary course of business, payable on demand and interest free.

(2) The trade credits extended between subsidiaries primarily related to provision of services, sales of products, and sublease of office between PRC subsidiaries. For the years ended December 31, 2025 and 2024, the trade credits between subsidiaries amounted to $96,727 and $264,785, respectively. The Company’s subsidiaries only record but do not settle the trade credits in cash between them, which is allowed under the PRC laws.

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

In light of the above restrictions and requirements, prior to the dissolution of our VIE structure in September 2021, we had conducted our value-added telecommunications businesses through our then consolidated VIEs. As a result of the dissolution of our VIE structure, we ceased the e-commerce and related businesses which had constituted a minor portion of our consolidated revenue. Based on the legal analysis of the Company’s in-house legal counsel, who is a licensed attorney in the PRC, we believe that none of our PRC subsidiaries’ current business is stipulated on the Negative List, as amended.

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

However, we cannot assure you that our PRC subsidiaries are always able to successfully update or renew the licenses or permits required for the relevant business in a timely manner or that these licenses or permits are sufficient to conduct all of our present or future business. If our PRC subsidiaries (i) do not receive or maintain required permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and our PRC subsidiaries are required to obtain such permissions or approvals in the future, we could be subject to fines, legal sanctions or an order to suspend our PRC operating subsidiaries’ business, which may materially and adversely affect the business, financial condition and results of operations of us. See “Risk Factors-Risks Related to Doing Business in China-Uncertainties exist with respect to the interpretation and implementation of PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations” on page 28.

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

However, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. The CSRC published the Trial Measures and the Listing Guidelines on February 17, 2023, designed to regulate overseas securities offerings by PRC domestic companies. On February 24, 2023, the CSRC, together with several other governmental authorities jointly enacted the Revised Provisions. The Revised Provisions were issued under the title the “Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies,” and came into effect on March 31, 2023 together with the Trial Measures. See “Risk Factor-Risks Related to Doing Business in China-The PRC government has increasingly strengthened oversight in offerings conducted overseas or on foreign investment in China-based issuers, which could result in a material change in our operations and our ordinary shares could decline in value or become worthless” on page 20.

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

Summary of Risk Factors

There are a number of risks that you should consider and understand before making an investment decision regarding our securities. You should carefully consider all of the information set forth in this report and, in particular, the specific factors set forth in the section titled “Risk Factors” below. These risks include, but are not limited to:

●	As of the date of this report, based on the legal analysis of the Company’s in-house legal counsel, who is a licensed attorney in the PRC, other than the filing requirements mandated by the Trial Measures, we believe that we are not required to obtain any approval or prior permission to offer securities to foreign investors from the CSRC or any other Chinese regulatory authority under the Chinese laws and regulations currently in effect. If a domestic company fails to complete required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as an order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge, and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. The enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities are still evolving. As a result, there can be no assurance that we will not be subject to such requirements, approvals or permissions in the future. For additional information, see Item 3 “Key Information-D. Risk Factors-Risks Relating to Doing Business in China-The PRC government has increasingly strengthened oversight in offerings conducted overseas or on foreign investment in China-based issuers, which could result in a material change in our operations and our ordinary shares could decline in value or become worthless” on pages 20 and “Key Information-D. Risk Factors-Risks Related to Doing Business in China-The PRC government exerts substantial influence over the manner in which we conduct our business activities. Its oversight over our business could result in a material adverse change in our operations and the value of our ordinary shares. The evolvement in laws, regulations and policies in China might materially and adversely affect us. In addition, rules and regulations in China can change quickly with little advance notice” on pages 19.

●	There are significant legal and operational risks associated with having significant business operations in China, including those changes in the legal, political and economic policies of the Chinese government, the relations between China and the United States, or Chinese or United States regulations may materially and adversely affect our business, financial condition, results of operations and the value of the Company’s securities. We may be exposed to compliance costs and regulatory risks if we fail to fully and accurately understand the laws and regulations under the PRC legal system and our business operation may be adversely affected, and as a result, could significantly limit or completely hinder our ability to offer or continue to offer Taoping’s securities to investors, and could cause the value of Taoping’s securities to significantly decline. Recent statements made and regulatory actions undertaken by China’s government, such as those related to data security or anti-monopoly concerns and any other future laws and regulations may require us to incur significant expenses and could materially affect our ability to conduct our business or accept foreign investments. For additional information, see Item 3 “Key Information-D. Risk Factors-Risks Related to Doing Business in China-Changes in U.S. and Chinese regulations or in relations between the United States and China may adversely impact our business, our operating results, our ability to raise capital and the value of our securities.” on pages 22.

●	The increased regulatory scrutiny focusing on U.S.-listed companies with significant operations in China in the U.S. could add uncertainties to our business operations, share price and reputation. In recent years, as part of increased regulatory focus in the United States on access to audit information, the United States enacted the HFCA Act in December 2020. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” was signed into law, which contained an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange or over-the-counter markets if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. On December 16, 2021, the PCAOB issued its determination that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong, because of positions taken by authorities in the jurisdictions, and the PCAOB included in the report of its determination a list of the accounting firms that are headquartered in mainland China or Hong Kong. Our current registered public accounting firm, PKF is not headquartered in mainland China or Hong Kong and was not identified in this report as a firm subject to the PCAOB’s determination. PKF is subject to full inspection by the PCAOB and the PCAOB is able to perform its inspection. On August 26, 2022, CSRC, the MOFCOM, and the PCAOB signed the Protocol, governing inspections and investigations of audit firms based in China and Hong Kong. The Protocol remains unpublished and is subject to further explanation and implementation. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB made a statement announcing that it was able, in 2022, to inspect and investigate completely issuer audit engagements of PCAOB-registered public accounting firms headquartered in China and Hong Kong. However, uncertainties still exist as to whether the PCAOB will have continued access for complete inspections and investigations in the future. When the PCAOB reassesses its determinations in the future, it could still determine that it is unable to inspect and investigate completely accounting firms based in mainland China and Hong Kong. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations under the HFCA Act if needed. There can be no assurance that we will continue to be able to comply with requirements imposed by U.S. regulators if the PCAOB is not able to fully inspect any component of our auditor’s work papers in the future. Delisting of the Company’s ordinary shares would force holders to sell their shares. The market price of Taoping’s ordinary shares could be adversely affected as a result of anticipated negative impacts of these executive or legislative actions, regardless of whether these executive or legislative actions are implemented and regardless of our actual operating performance. See Item 3 “Key Information-D. Risk Factors-Risks Related to Doing Business in China-The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq, and the HFCA Act, all call for additional and more stringent criteria to be applied to U.S.-listed companies with significant operations in China. These developments could add uncertainties to our continued listing, future offerings, business operations, share price and reputation” on page 27.

●	As of the date of this report, based on the legal analysis of the Company’s in-house legal counsel, who is a licensed attorney in the PRC, we believe, according to the laws and regulations currently in effect, our PRC subsidiaries are able to conduct their business without being subject to restrictions imposed by the foreign investment laws and regulations of the PRC and none of Taoping or our subsidiaries is required to obtain additional licenses or permits beyond a regular business license for each PRC subsidiary’s operations. Each of our PRC subsidiaries is required to obtain and has obtained such regular business license. However, we cannot assure you that our PRC subsidiaries are always able to successfully update or renew the licenses or permits required for the relevant business in a timely manner or that these licenses or permits are sufficient to conduct all of our present or future business. If our PRC subsidiaries (i) do not receive or maintain required permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and our PRC subsidiaries are required to obtain such permissions or approvals in the future, we could be subject to fines, legal sanctions or an order to suspend our PRC operating subsidiaries’ business, which may materially and adversely affect the business, financial condition and results of operations of us. For additional information, see Item 3 “Key Information-D. Risk Factors-Risks Related to Doing Business in China-Uncertainties exist with respect to the interpretation and implementation of PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations” on pages 28.

●	If the regulations related to the business operations of our PRC subsidiaries change significantly in the future and our PRC subsidiaries are not able to substantially comply with such regulations, the business operations of our PRC subsidiaries may be materially and adversely affected, and the value of our ordinary shares may significantly decrease. For additional information, see Item 3 “Key Information-D. Risk Factors-Risks Related to Doing Business in China-If the regulations related to the business operations of our PRC subsidiaries change significantly in the future and our PRC subsidiaries are not able to substantially comply with such regulations, the business operations of our PRC subsidiaries may be materially and adversely affected, and the value of our ordinary shares may significantly decrease.” on pages 23.

●	We may encounter difficulties integrating Skyladder Group’s operations with our existing business, and failure to successfully integrate the acquisition could adversely affect our results of operations. For additional information, see Item 3 “Key Information-D. Risk Factors-Risks Relating to Our Business-We may encounter difficulties integrating Skyladder Group’s operations with our existing business, and failure to successfully integrate the acquisition could adversely affect our results of operations” on page 12.

●	Our business has evolved significantly since 2013, and we may be unable to achieve or sustain profitability or reasonably predict our future results. For additional information, see Item 3 “Key Information-D. Risk Factors-Risks Relating to Our Business-Our business has evolved significantly since 2013, and we may be unable to achieve or sustain profitability or reasonably predict our future results” on page 13.

●	Our independent registered auditors have expressed substantial doubt about our ability to continue as a going concern. For additional information, see Item 3 “Key Information-D. Risk Factors-Risks Relating to Our Business-Our independent registered auditors have expressed substantial doubt about our ability to continue as a going concern” on page 14.

●	If we fail to comply with the continued listing requirements of Nasdaq, we would face possible delisting, which would result in a limited public market for our shares and make obtaining future debt or equity financing more difficult for us. For additional information, see Item 3 “Key Information-D. Risk Factors-Risks Relating to Our Securities-If we fail to comply with the continued listing requirements of Nasdaq, we would face possible delisting, which would result in a limited public market for our shares and make obtaining future debt or equity financing more difficult for us” on page 34.

●	The trading price of Taoping’s ordinary shares has been and likely continues to be highly volatile, which could result in significant losses to holders of the ordinary shares. For additional information, see Item 3 “Key Information-D. Risk Factors-Risks Relating to Our Securities-The trading price of the Company’s ordinary shares is highly volatile, leading to the possibility of their value being depressed at a time when you want to sell your holdings” on pages 35.

●	Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of your shares for return on your investment. For additional information, see Item 3 “Key Information-D. Risk Factors-Risks Relating to Our Securities-We do not intend to pay dividends for the foreseeable future” on page 36.

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under BVI law and a significant majority of our current business operations are conducted in the PRC. For additional information, see Item 3 “Key Information-D. Risk Factors-Risks Relating to Our Securities-You may have difficulty enforcing judgments obtained against us or our directors and officers” on page 38 and “Key Information-D. Risk Factors-Risks Relating to Our Securities-We are a BVI company and, because judicial precedent regarding the rights of shareholders is more limited under BVI law than that under U.S. law, you may have less protection for your shareholder rights than you would under U.S. law” on pages 38.

●	Taoping is a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies. For additional information, see Item 3 “Key Information-D. Risk Factors-Risks Relating to Our Securities-We are a “foreign private issuer” and have disclosure obligations that are different than those of U.S. domestic reporting companies. Therefore, you should not expect to receive the same information about us as a U.S. domestic reporting company may provide. Furthermore, if we lose our status as a foreign private issuer, we would be required to fully comply with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers and incur significant operational, administrative, legal, and accounting costs that we would not incur as a foreign private issuer” on pages 37.

●	As a foreign private issuer, Taoping is permitted to rely on exemptions from certain Nasdaq corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of Taoping’s securities. For additional information, see Item 3 “Key Information-D. Risk Factors-Risks Relating to Our Securities-As a foreign private issuer, we are permitted to rely on exemptions from certain Nasdaq corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of the Company’s securities” on page 37.

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

Risks Relating to Our Business

We may encounter difficulties integrating Skyladder Group’s operations with our existing business, and failure to successfully integrate the acquisition could adversely affect our results of operations.

On September 29, 2025, we entered into a share purchase agreement to acquire 100% equity interest in Skyladder Group Limited for approximately RMB 152 million (approximately US$21.36 million), payable in 7,882,921 ordinary shares of our company. Skyladder Group, through its wholly owned operating entities in China including Skyladder (Tianjin) Technology Development Co., Ltd., provides services throughout the entire elevator lifecycle including sales, installation, repair, maintenance, renovation, and upgrades. This acquisition represents a significant strategic transformation and expansion into a new industry segment for us.

We may encounter difficulties integrating Skyladder Group’s operations, personnel, and corporate culture with our existing business. Our existing business has focused primarily on cloud-based technologies for Smart City IoT platforms, digital advertising delivery, and internet-based information distribution systems. The elevator services business represents a new industry vertical that requires different operational capabilities, regulatory expertise, technical knowledge, and customer relationships. We may not be able to successfully combine the two businesses or realize the anticipated synergies, technological advantages, and revenue growth opportunities that we expect from this acquisition, which could materially and adversely affect our business, financial condition, and results of operations.

Our success following the Skyladder acquisition depends on retaining key personnel and customers, and our failure to do so could materially reduce the anticipated benefits of the acquisition.

The success of the Skyladder business depends significantly on retaining key personnel who possess specialized knowledge of elevator systems and related techniques. We may not be able to retain these key employees following the acquisition, which could result in loss of institutional knowledge, and operational capabilities. Additionally, Skyladder’s customers may choose to terminate or not renew their contracts following the change in ownership, which could materially reduce the anticipated revenue streams from the acquisition.

The performance-based consideration structure for the Skyladder acquisition creates risks if performance targets are not achieved, which could result in disputes, litigation, and management distraction.

The purchase price for the Skyladder acquisition will be paid in the form of our ordinary shares, with shares being proportionally unlocked or adjusted based on Skyladder Group achieving specified revenue and net profit targets over an approximately four-year period from December 2025 through 2029. Specifically, the agreement requires Skyladder Group to achieve revenue of RMB 74.14 million and net profit of RMB 3.80 million in 2026; revenue of RMB 101.98 million and net profit of RMB 7.74 million in 2027; revenue of RMB 135.06 million and net profit of RMB 14.90 million in 2028; and revenue of RMB 180.66 million and net profit of RMB 22.14 million in 2029. If Skyladder Group fails to achieve these performance targets, it could result in adjustments to the shares to be unlocked, which may therefore result in disputes with the sellers, potential litigation, management distraction, and damage to our reputation. Furthermore, the pressure to meet these aggressive performance targets may incentivize short-term decision making that is detrimental to the long-term sustainability of the business.

We may discover unforeseen or hidden liabilities associated with Skyladder Group’s business after closing, which could expose us to significant legal liability, regulatory penalties, and reputational damage.

Despite our due diligence efforts, we may discover unforeseen or hidden liabilities associated with Skyladder Group’s business after closing, including undisclosed contractual obligations, regulatory compliance issues, product liability claims, intellectual property disputes, employee matters, or environmental liabilities. The elevator services industry is highly regulated and subject to stringent safety standards, and any past or future safety incidents, equipment failures, or regulatory violations could expose us to significant legal liability, regulatory penalties, and reputational damage.

Skyladder Group’s elevator services business operates in a heavily regulated industry, and failure to maintain required licenses and permits could result in fines, sanctions, or suspension of operations.

The elevator services business operates in a heavily regulated industry that requires various licenses, permits, and certifications from Chinese government authorities at national and local levels. We may face challenges in maintaining existing licenses or obtaining new licenses required for the business operations. If Skyladder Group or its subsidiaries fail to maintain required permissions, approvals, licenses or permits, or if applicable laws, regulations, or interpretations change and require new approvals, we could be subject to fines, legal sanctions, or orders to suspend business operations, which would materially and adversely affect our business, financial condition, and results of operations.

Integrating and growing the Skyladder business may require substantial capital investments, and we may not have adequate financial resources to support both our existing business and the newly acquired operations.

Integrating and growing the Skyladder business may require substantial capital investments in technology infrastructure, equipment, personnel, sales and marketing, and working capital. Given our history of operating losses and our independent auditors’ expression of substantial doubt about our ability to continue as a going concern, we may not have adequate financial resources to support both our existing business and the newly acquired Skyladder operations. This could force us to curtail growth plans, seek additional financing on unfavorable terms, or divest assets.

The issuance of ordinary shares as consideration for the Skyladder acquisition will result in significant dilution to our existing shareholders.

The issuance of 7,882,921 ordinary shares as consideration for the acquisition will result in significant dilution to our existing shareholders. If the market price of our ordinary shares declines following the acquisition, the value delivered to the sellers will be lower than anticipated, potentially resulting in disputes or claims. Conversely, if our share price increases substantially, existing shareholders may perceive that they have paid too much for the acquisition.

We may be unable to generate anticipated returns from the Skyladder acquisition, which could materially and adversely affect our operating results.

The acquisition is premised on our belief that integrating Skyladder’s elevator lifecycle service capabilities with our existing resource advantages will create substantial value and stable revenue returns for shareholders. However, market conditions in the elevator services industry, competitive pressures, technological changes, or execution failures could prevent us from realizing these anticipated benefits. If we fail to generate sufficient revenues to offset the acquisition costs and ongoing operational expenses of the Skyladder business, our operating results will be materially and adversely affected, and we may not gain anticipated economic returns on this investment.

The Chinese elevator services market is highly competitive, and we may not be able to compete effectively, which could result in loss of market share, pricing pressure, and lower profitability than anticipated.

The Chinese elevator services market is highly competitive, with numerous established domestic and international competitors. These competitors may have greater financial resources, more extensive service networks, stronger brand recognition, more advanced technology, or better relationships with equipment manufacturers and building owners. We may not be able to compete effectively in this market, which could result in loss of market share, pricing pressure, and lower profitability than anticipated.

Our business has evolved significantly since 2013, and we may be unable to achieve or sustain profitability or reasonably predict our future results.

In early 2013, we made a strategic decision to transform our business from servicing the public sector to focusing on the private sector. Leveraging our experience and expertise in handling large-scale IT projects for the public sector, we started investing in research and development to develop software products for the private sector. In 2014, continuing our business transition from the public sector to the private sector, we identified and provided cloud-based ecosystem solutions to four core markets including new media, healthcare, education, and residential community management. Underpinning our ecosystems are our industry-specific integrated technology platform, resource exchange, and big data services. In 2014, we sold most of our cloud-based solutions to the Chinese new media industry. Starting from 2015, we further expanded the customer base of cloud-based solutions to education, government, and residential community management. In 2016, we expanded our business from the industry-specific integrated technology platform, resource exchange, and big data services into the elevator IoT sectors. From May 2017, we have focused our business to provide products and services on Cloud-App-Terminal (CAT) and IoT technology based digital advertising distribution networks and new media resource sharing platforms in the out-of-home adverting market in China.

In 2021, we enhanced our presence in digital advertising and new media sectors by acquiring Taoping New Media Co., Ltd. In 2023 and 2024, as an application expansion of our cloud-based platform, we started to explore new business opportunities in AI-related products and solutions and smart agriculture business. In April 2024, we established a subsidiary Taoping Industrial (Yunnan) Co., Ltd. to explore smart agricultural related businesses in Yunnan Province. In February 2025, we entered into a strategic cooperation agreement with the Government of Mengla County, Yunnan Province, which outlines plans for extensive collaboration in the modern agricultural industry, with the objective of boosting regional economic growth. The agreement was terminated soon after as a result of our stepping out of the agricultural business in 2025.

Since 2013, our business continues to evolve with new initiatives, which makes it difficult to evaluate our current business and future prospects and may increase the risk of your investment. In 2025, 2024 and 2023, we generated approximately $30.8 million, $36.6 million and $38.4 million in revenue, respectively. We expect to have significant operating expenses in the future to further support and grow our business, including expanding the scope of our customer base, expanding our direct and indirect selling capabilities, pursuing acquisitions of complementary businesses, investing in our data storage and analysis infrastructure, and research and development, and increasing our international presence.

Our independent registered auditors have expressed substantial doubt about our ability to continue as a going concern.

Our independent auditors have added an explanatory paragraph to their audit opinion issued in connection with our financial statements included in this report which states that the financial statements were prepared assuming that we would continue as a going concern.

Due to the unfavorable macro-economic environment and the slowdown of the out-of-home advertising market in China, we incurred net loss of approximately $0.7 million in 2023, $1.8 million in 2024 and $10.1 million in 2025. However, the Company plans to aggressively develop domestic and international markets to develop new customers and new product offerings through potential acquisitions and strategic collaborations with our business partners. There can be no assurance that we will be successful in achieving the goals set forth in our new business strategy and business model.

Unfavorable economic conditions may affect the level of the out-of-home advertising and information technology spending by our customers which could cause the demand for our products and services to decline.

The revenue growth and profitability of our business rely on the overall demand by our customers for out-of-home digital advertising, display technology products, and internet related services. Our business is sensitive to the overall economy in China and the economic and business conditions within our respective product and service sectors. The Russia-Ukraine conflict, the Hamas-Israel conflict, the tensions involving Iran and the attacks on shipping in the Red Sea have heightened geopolitical tensions across the world. The impact of the Russia-Ukraine conflict on Ukraine food exports has contributed to increases in food prices and thus to inflation more generally. There have also been concerns about the relationship between China and other countries which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to a wide range of issues including trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy could materially and adversely affect our business, results of operations, and financial condition. Additionally, a reduction in out-of-home advertising and information technology spending by our customers could harm our business in several ways, including longer sales cycles and lower prices for our products and services. These events could have a material effect on our future revenues and earnings.

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

If we are unable to secure additional financing or identify suitable merger or acquisition targets, we may be unable to implement our long-term business plan, develop or enhance our products and services, take advantage of future opportunities, or respond to competitive pressures in a timely manner.

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

Our industry is known for rapid changes in technology, frequent introductions of new applications, quick evolution of industry standards, and changes in customer demands. If our technology, products and services become obsolete, our business operations would be materially and adversely affected. These market characteristics can cause the existing products to be obsolete and unmarketable. Our future success depends upon our ability to timely address the increasingly sophisticated requests from our customers to support the existing and new hardware, software, database, and networking platforms. Failure to achieve market acceptance of our existing products and services or to launch new products could materially and adversely affect our business and results of operations. As a result, we have to invest in research and development in order to succeed in this competitive industry and timely satisfy market demands. Our research and development expenses from continuing operations were approximately $1.7 million, $2.4 million and $3.0 million for the years ended December 31, 2025, 2024 and 2023, respectively.

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

To protect our intellectual properties, we rely on a combination of copyright, trademark, patent and trade secret laws. We also rely on non-disclosure agreements and other confidentiality procedures and contractual provisions to protect our intellectual property rights. Some of these technologies are critical to our business but are not protected by copyrights or patents. It may be possible for unauthorized third parties to copy or reverse engineer our products, or otherwise obtain and use information that we regard as proprietary. Further, third parties could challenge the scope or enforceability of our copyrights. In certain other jurisdictions, including China where we operate, the laws do not protect our proprietary rights to the same extent as the laws of the United States. Any misappropriation of our intellectual property could have a material and adverse effect on our business and results of operations. We cannot assure you that the measures we take to protect our proprietary rights are adequate.

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

Historically, a significant portion of our revenues have been derived from a limited number of customers or related parties. For the years ended December 31, 2025, 2024 and 2023, approximately 18%, 22% and 30%, respectively, of our revenues of continuing operations were derived from our five largest customers, including related parties. The loss of any of these significant customers and related parties would adversely affect our revenues and shareholder value.

We have limited insurance coverage for our operations in China.

The insurance industry in China is still in the early stage of development. Insurance companies in China offer limited insurance products. We have determined that the risks of disruption or liability from our business, the loss or damage to our property, including our facilities, equipment and office furniture, the cost of insuring these risks, and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. As a result, we do not have any business liability, disruption, litigation or property insurance coverage for our operations in China. Any occurrence of uninsured loss or damage to property, or litigation, or business disruption may result in substantial costs and diversion of resources, which could have an adverse effect on our operating results.

We do not have insurance coverage against damages or losses of our products. Defects in our products could result in a loss of customers and decrease in revenue, unexpected expenses and a loss of market share.

Other than the elevator safety liability insurance we purchased for the elevators we install and maintain, we have not purchased product liability insurance to provide against any claims against us based on our product quality. As a result, defects in our products could result in a loss of customers and decrease in revenue, unexpected expenses and a loss of market share, and any of our products are found to have reliability, quality or compatibility problems, we will be required to accept returns, provide replacements, provide refunds, or pay damages. We may be required to incur substantial amounts to indemnify our customers in respect of their product quality claims against us, which would materially and adversely affect the results of our operations and severely damage our reputation.

Health concerns arising from outbreaks of viruses or other illnesses could have a material adverse impact on our business, operating results and financial condition.

Our business could be materially and adversely affected by the outbreak of a widespread health epidemic, such as COVID-19, avian flu or African swine flu. The COVID-19 outbreak had led governments across the globe to impose a series of measures intended to contain its spread, including border closures, travel bans, quarantine measures, social distancing, and restrictions on business operations and large gatherings. The outbreak of COVID-19 had caused companies like us and our business partners to implement temporary adjustments to work schedules and travel plans, mandating employees to work from home and collaborate remotely. As a result, we may have experienced lower efficiency and productivity, internally and externally, which may adversely affect our service quality. Moreover, our business depends on our employees. If any of our employees has contracted or is suspected of having contracted COVID-19, these employees will be required to be quarantined and they could pass it to other employees, potentially resulting in severe disruption to our business.

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

Our future business and results of operations significantly depend upon continuous contributions by key technical and senior management personnel, including Jianghuai Lin, Chairman and Co-Chief Executive Officer, Bin Ma, Co-Chief Executive Officer, Zhiqiang Zhao, President and Director, Liqiong (Iris) Yan, the Chief Financial Officer, Zhixiong Huang, Chief Operating Officer and Guangzeng Chen, Chief Technology Officer. The success of our business also depends in significant part upon our ability to attract and retain additional qualified management, technical, marketing, sales, and support personnel for our operations. If we lose a key employee, or if we are not able to attract and retain skilled employees as needed, our business could suffer. Significant turnover in our senior management could largely deplete our institutional knowledge held by our existing senior management team. We depend on the skills and abilities of these key employees in managing technical, marketing, and sales aspects of our business, any part of which could be harmed by future turnover.

We may be exposed to potential risks relating to our internal controls over financial reporting.

Companies that file reports with the SEC, including us, are subject to the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or SOX 404. SOX 404 requires management to establish and maintain a system of internal control over financial reporting, and annual reports on Form 10-K or Form 20-F filed under the Exchange Act are required to contain a report by management assessing the effectiveness of a company’s internal control over financial reporting. Separately, under SOX 404, as amended by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, public companies that are large accelerated or accelerated filers, other than emerging growth companies, must include in their annual reports on Form 10-K or Form 20-F an attestation report of their auditors’ attesting to and reporting on the management’s assessment of internal control over financial reporting. Non-accelerated filers and emerging growth companies are not required to include an attestation report of their auditors in the annual reports.

A report of our management is included under Item 15 “Controls and Procedures” of this report. We are a non-accelerated filer and not required to include an attestation report of our auditor in this annual report. Management believes that our internal control over financial reporting has continued to improve in 2025 to minimize deficiencies identified in Item 15 of this report. Although we have made improvements to overcome such concern, we can provide no assurance that these deficiencies will be entirely remediated in a timely manner. As a result, investors and others may lose confidence in the reliability of our financial statements.

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

The U.S. government, including the SEC, has made statements and taken certain actions that led to changes to United States and international relations, and will impact companies with connections to the United States or China. The SEC has issued statements primarily focused on companies with significant China-based operations, such as us. For example, on July 30, 2021, Gary Gensler, former Chair of the SEC, issued a Statement on Investor Protection Related to Recent Developments in China, pursuant to which former Chairman Gensler stated that he has asked the SEC staff to engage in targeted additional reviews of filings for companies with significant China-based operations. The statement also addressed risks inherent in companies with VIE structures. We have dissolved our VIE structure and are not in any industry that is subject to foreign ownership limitations by China. However, it is possible that the Company’s filings with the SEC may be subject to enhanced review by the SEC and this additional scrutiny could affect our ability to effectively raise capital in the United States.

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

On the other hand, the United States and China have imposed new or higher tariffs on goods imported from each other, including tariff increases announced by both countries since early 2025. As of the date of this annual report, there is still a high degree of uncertainty surrounding U.S. tariff policy, how it will be implemented, and how other countries will react to it. It also remains uncertain whether increased tariffs and trade war between United States and China will create further disruptions and uncertainties to the international trade and lead to a downturn to the global economy. If the United States or China continues imposing such tariffs, or if additional tariffs or trade restrictions are implemented by the United States or by China, the resulting trade barriers could have a significant adverse impact on our business. The adoption and expansion of trade restrictions and tariffs, quotas and embargoes, sanctions, the occurrence of a trade war, or other governmental action related to tariffs or trade agreements or policies, has the potential to adversely impact costs, our suppliers and the world economy in general, which in turn could have a material adverse effect on our business, results of operations and financial condition.

We cannot foresee whether and how developments in similar policy actions or any other policy actions taken by the U.S. or Chinese government will impact our business and financial performance. In addition, changes in political, business, economic and trade relations between the U.S. and China, including the potential for heightened tensions under the current U.S. administration, may result in a negative impact on our business, results of operations and financial condition.

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

Our business is subject to complex and evolving laws and regulations regarding privacy and data protection. Compliance with China’s new Data Security Law, Cybersecurity Review Measures, Personal Information Protection Law, Regulations on Network Data Security, as well as additional laws, regulations and guidelines that the Chinese government promulgates may entail significant expenses and could materially affect our business.

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

As our smart cloud platform is engaged in the advertising business, the advertising industry is not subject to any foreign investment restrictions and our smart cloud platform does not collect any personal information, we believe that we are able to comply with the requirements of the PRC Cybersecurity Law, the PRC Data Security Law and related implementing regulations. However, interpretation, application and enforcement of these laws, rules and regulations evolve from time to time and their scope may continually change, through new legislation, amendments to existing legislation or changes in enforcement. Compliance with the PRC Cybersecurity Law and the PRC Data Security Law could increase the cost to us in providing our services, require changes to our operations or may prevent us from providing certain services.

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

The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq, and the HFCA Act, all call for additional and more stringent criteria to be applied to U.S.-listed companies with significant operations in China. These developments could add uncertainties to our continued listing, future offerings, business operations, share price and reputation.

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

According to the Foreign Investment Law, the State Council will publish or approve to publish a “negative list” for special administrative measures concerning foreign investment. The Special Administrative Measures (Negative List) for Foreign Investment Access, or the Negative List, as amended, sets out in a unified manner the restrictive measures, such as the requirements on shareholding percentages and management, for the access of foreign investments, and the industries that are prohibited for foreign investment. Any field not falling in the Negative List shall be administered under the principle of equal treatment to domestic and foreign investment.

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

The majority of our sales are settled in RMB, and any future restrictions on currency exchanges may limit our ability to use revenue generated in RMB to fund any future business activities outside of China or to make dividend or other payments in U.S. dollars. Although the conversion of RMB into foreign currency for current account transactions, such as interest payments, profit distributions, and trade or service related transactions, can be made without prior governmental approval, significant restrictions still remain, including primarily the restriction that FIEs may only buy, sell, or remit foreign currencies after providing valid commercial documents to certain banks in China authorized to conduct foreign exchange business. In addition, conversion of RMB for capital account items, including direct investment and loans, are subject to governmental approval in China, and requires companies to open and maintain separate foreign exchange accounts for capital account items. We cannot be certain that the Chinese regulatory authorities will not impose more stringent restrictions on the convertibility of the RMB.

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

PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries or limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits.

The SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014, which replaced the former circular commonly known as “SAFE Circular 75” promulgated by SAFE on October 21, 2005. SAFE Circular 37 requires PRC residents to register with local branches of the SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. According to the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment released on February 13, 2015 by SAFE, local banks examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 since June 1, 2015.

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

Our ordinary shares are traded and listed on the Nasdaq Capital Market under the symbol of “TAOP.” Historically, we have received multiple notifications from Nasdaq Listing Qualifications that we were not in compliance with the minimum bid price requirements set forth in Nasdaq Listing Rule 5550(a)(2) for continued listing on The Nasdaq Capital Market. Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of $1.00 per share, and Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days (the “Minimum Bid Price Requirements”). Most recently, on June 21, 2024, we received a notice from the Nasdaq Listing Qualifications, announced in a report on Form 6-K with the SEC on June 24, 2024, that we were not in compliance with the Minimum Bid Price Requirements for continued listing on the Nasdaq. Based on the closing bid price of the Company’s ordinary shares for the 30 consecutive business days prior to the date of the notification letter from Nasdaq, the Company no longer satisfied the Minimum Bid Price Requirements. The notification letter provided that the Company had 180 calendar days, or until December 18, 2024, to regain compliance. On December 19, 2024, we received a second notice from the Nasdaq Listing Qualifications, in which Nasdaq granted us an additional 180 days, or until June 16, 2025, to regain compliance. On May 29, 2025, we implemented a one-for-thirty reverse stock split of our issued and outstanding ordinary shares, to increase the per share trading price to satisfy the $1.00 Minimum Bid Price Requirements, and regained compliance with the requirements on June 13, 2025.

However, there is no assurance that we will be able to continue to maintain our compliance with Nasdaq continued listing requirements. If we fail to do so, the Company’s ordinary shares may lose their status on Nasdaq Capital Market and they would likely be traded on the over-the-counter markets, including the Pink Sheets market. As a result, selling the Company’s ordinary shares could be more difficult because smaller quantities of shares would likely be bought and sold, transactions could be delayed, and security analysts’ coverage of us may be reduced. In addition, in the event that the Company’s ordinary shares are delisted, broker dealers would bear certain regulatory burdens which may discourage broker dealers from effecting transactions in the Company’s ordinary shares and further limit the liquidity of the Company’s shares. These factors could result in lower prices and larger spreads in the bid and ask prices for the Company’s ordinary shares. Such delisting from Nasdaq and continued or further declines in the Company’s ordinary share price could also greatly impair our ability to raise additional necessary capital through equity or debt financing and could significantly increase the ownership dilution to shareholders caused by the Company’s issuing equity in financing or other transactions.

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

Our dual class share structure concentrates voting power in holders of Class A Shares, which may limit the ability of holders of ordinary shares to influence corporate decisions and may adversely affect the trading price of our ordinary shares.

On August 18, 2025, our shareholders approved the creation of a new class—class A shares, with no par value each (the “Class A Shares”), with each Class A Share entitled to one hundred (100) votes on all matters subject to vote at general meetings of the Company, compared to one (1) vote per ordinary share. Following this approval, Mr. Jianghuai Lin, our Co-Chief Executive Officer and Chairman of the board of directors of the Company (the “Board of Directors”), received 50,418 Class A Shares through the redemption and reissuance of his previously held ordinary shares. As a result, Mr. Lin currently beneficially owns more than 35% of the aggregate voting power of our total issued and outstanding shares.

This concentration of voting control limits the ability of holders of ordinary shares to influence the outcome of important corporate matters. Holders of Class A Shares have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors, amendments to our memorandum and articles of association, and other significant corporate actions. The holders of Class A Shares may vote in a manner with which you disagree or which may be adverse to your interests.

Our dual-class share structure may also adversely affect the trading market for our ordinary shares. Certain index providers, including S&P Dow Jones and FTSE Russell, have announced restrictions on companies with dual-class or multi-class share structures in their indices. These restrictions exclude companies with multiple classes of shares from being added to indices such as the Russell 2000, the S&P 500, the S&P MidCap 400, and the S&P SmallCap 600. As a result of our dual-class structure, we are ineligible for inclusion in these indices, and mutual funds, exchange-traded funds, and other investment vehicles that attempt to passively track these indices will not invest in our ordinary shares. Exclusion from indices could make our ordinary shares less attractive to investors and, as a result, the market price of our ordinary shares could be adversely affected.

Additionally, our amended and restated memorandum and articles of association do not prohibit us from issuing additional Class A Shares in the future. Class A Shares may only be issued to eligible recipients, which include incumbent directors, executive officers, and members of the Company, or companies wholly owned by such persons. Any future issuances of Class A Shares, and the conversion of Class A Shares into ordinary shares, may be dilutive to holders of ordinary shares.

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

For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business, and do not anticipate paying any cash dividends on the Company’s shares. Accordingly, investors must be prepared to rely on sales of their shares after price appreciation to earn an investment return, which may never occur. Investors seeking cash dividends should not purchase the Company’s shares. Any determination to pay dividends in the future will be made at the discretion of our Board of Directors, and will depend on our results of operations, financial condition, contractual restrictions, restrictions imposed by applicable laws, and other factors our Board of Directors deems relevant.

The Company’s outstanding voting securities are concentrated in a few shareholders.

As of April 27, 2026, our officers and directors beneficially own or control, directly or indirectly, approximately 38.94% of the aggregate voting power of our outstanding and issued shares. As a result, though we are currently not aware of any voting agreement between them, they possess significant influence over our company if they voted together with other shareholders in the same manner. These persons will be able to significantly influence, though not independently determine, the outcome of matters required to be submitted to our shareholders for approval, including significant corporate actions such as mergers, consolidations, sales of all or substantially all of our assets, election of directors and other significant corporate actions. They may take actions that are not in the best interest of the Company or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of ordinary shares.

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

On the other hand, we would lose our foreign private issuer status if, for example, more than 50% of our voting securities are directly or indirectly held by residents of the United States and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors, and principal shareholders will become subject to the short-swing profit recovery provisions of Section 16 of the Exchange Act. As a U.S.-listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting, and other expenses that we will not incur as a foreign private issuer in order to maintain a listing on a U.S. securities exchange.

As a foreign private issuer, we are permitted to rely on exemptions from certain Nasdaq corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of the Company’s securities.

We are exempted from certain corporate governance requirements of the Nasdaq Capital Market by virtue of being a foreign private issuer. As a foreign private issuer, we are permitted to follow the governance practices of our home country, the BVI, in lieu of certain corporate governance requirements of the Nasdaq Capital Market.

Specifically, the Company has followed or intends to follow the provisions of the laws of the BVI and its memorandum and articles of association in lieu of certain corporate governance requirements under the Nasdaq listing rules with respect to the following matters:

●	Rule 5635(a), pursuant to which shareholder approval is required in certain circumstances prior to an issuance of securities in connection with the acquisition of the stock or assets of another company.

●	Rule 5635(b), pursuant to which shareholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the company.

●	Rule 5635(c), pursuant to which shareholder approval is required for the establishment of or any material amendments to our equity compensation arrangements for officers, directors, employees or consultants.

●	Rule 5635(d), pursuant to which shareholder approval is required prior to the issuance of securities in connection with a transaction other than a public offering where such transaction involves the issuance of securities representing 20% or more of our shares or voting power outstanding before the issuance at a price lower than the “Minimum Price.”

●	Rule 5620(a), pursuant to which holding annual shareholders’ meetings is required.

Although we may rely on certain home country corporate governance practices, we must comply with Nasdaq’s notification of non-compliance requirement (Nasdaq Rule 5625). Further, we must have a written charter for our audit committee specifying the authority and responsibilities required by Exchange Act Rule 10A-3 and requiring that the audit committee consist of members who meet the independence requirements of Nasdaq Rule 5605(c)(2)(A)(ii).

 If we rely on home country practice exemptions, you may not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq corporate governance requirements.

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

Ongoing instability in the Middle East, including conflicts involving Iran, and other geopolitical tensions could materially and adversely affect our business, results of operations, and financial condition.

Ongoing geopolitical instability and armed conflicts in various regions, including the Middle East, pose significant risks to global economic conditions and could materially impact our business. The continuing conflicts in the region, including tensions involving Iran, attacks on commercial shipping in the Red Sea, and broader regional instability, have contributed to disruptions in global supply chains, increased energy prices, heightened inflation, and general economic uncertainty. Such macro-economic deterioration could reduce demand for our products and services, delay or cancel customer orders, impair our ability to collect receivables, and negatively impact our revenue and profitability. Higher energy costs resulting from Middle East instability can also increase our operational expenses and reduce our profitability, while geopolitical instability typically leads to increased volatility in global financial markets, which can negatively impact investor sentiment, reduce our share price, and impair our ability to raise capital on favorable terms. Additionally, geopolitical instability can lead to significant fluctuations in currency exchange rates, and since substantially all of our revenues and costs are denominated in RMB while we report in U.S. dollars, adverse movements in exchange rates resulting from geopolitical events could materially affect the U.S. dollar value of our financial results.

Beyond the Middle East, we face risks from other geopolitical tensions, including the ongoing Russia-Ukraine conflict, tensions in U.S.-China relations, potential trade wars, and sanctions regimes. These broader geopolitical factors can compound the risks described above and create additional uncertainty regarding the global economic outlook, international trade policies, and cross-border investment flows. The extent and duration of current and future geopolitical conflicts are highly unpredictable, and their ultimate impact on our business cannot be fully assessed. Any severe or prolonged geopolitical instability, particularly if it leads to broader regional conflicts, could have material adverse effects on global economic conditions, financial markets, and our business, results of operations, financial condition, and the value of our ordinary shares.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

General Information

The current legal and commercial name of the Company is Taoping Inc. Taoping Inc. was incorporated in the BVI under the BVI Act on June 18, 2012. The address of our principal place of business is 21st Floor, Building 3, Tianjin Science and Technology Plaza, Keyan West Road, Nankai District, Tianjin 300192 China. Our telephone number is 86-22-87089858. Taoping’s registered agent in the BVI is Maples Corporate Services (BVI) Limited of Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands.

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

On May 29, 2025, Taoping completed a share combination of the Company’s ordinary shares at a ratio of one-for-thirty, which decreased its outstanding ordinary shares to approximately 0.89 million shares. This share combination did not change the maximum number of shares Taoping is authorised to issue or the par value of its ordinary shares. Accordingly, except as otherwise indicated, all share and per share information contained in this annual report has been restated to retroactively show the effect of the share combination.

On August 18, 2025, at a special meeting of shareholders, the Company’s shareholders approved the adoption of Amended and Restated Memorandum and Articles of Association, which, among other things, created two new classes of shares: Class A shares and preferred shares, and increased the Company’s authorized share capital from 100,000,000 ordinary shares to 5,060,000,000 shares divided into (i) 5,000,000,000 ordinary shares, (ii) 50,000,000 Class A Shares, and (iii) 10,000,000 preferred shares (the “Preferred Shares”), each with no par value. Each Class A Share entitles its holder to 100 votes on all matters subject to a vote at general meetings. In connection with the foregoing, on September 1, 2025, 50,418 ordinary shares held by Mr. Jianghuai Lin were redeemed and reissued as 50,418 Class A Shares. The Amended and Restated Memorandum and Articles of Association also effected certain corporate governance changes, including increasing the required vote for shareholders to require a meeting of members from 10% to one-third of all votes and increasing the required vote at board meetings from a majority to a two-thirds majority.

Corporate Structure

The following diagram illustrates our corporate structure as of the date of this report.

TAOPING INC.
【BVI】
100%
TAOPING HOLDINGS LIMITED
【BVI】
100%
SKYLADDER GROUP LIMITED
【Hong Kong】
100%
TAOPING GROUP (CHINA) LIMITED
【Hong Kong】
100%
Skyladder (Tianjin) Technology Development Co., Ltd.
【PRC】
100%
Information Security IoT Tech. Co., Ltd.
【PRC】
100%
Information Security Tech. (China) Co., Ltd.
【PRC】
100%
TopCloud Software (China) Co., Ltd.
【PRC】
100%
Taoping Industrial (Yunnan) Co., Ltd.
【PRC】
100%
Shenzhen Smart Skyladder IoT Co., Ltd.
【PRC】
100%
Skyladder New Century (Tianjin) IoT Technology Co., Ltd.
【PRC】
100%
Biznest Internet Tech. Co., Ltd.
【PRC】
100%
iASPEC Bocom IoT Tech. Co., Ltd.
【PRC】
100%
Tianjin Zeyuan Elevator Co., Ltd.
【PRC】
100%
Tianjin Weida Elevator Co., Ltd.
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

Principal Capital Expenditures and Divestitures

For the year ended December 31, 2025, our total capital expenditures and divestitures were $1.3 million and $0 million, respectively. For the year ended December 31, 2024, our total capital expenditures and divestitures were $1.1 million and $0 million, respectively. For the year ended December 31, 2023, our total capital expenditures and divestitures were $1.2 million and $0 million, respectively. Such expenditures and divestitures were primarily related to the purchase and sale of long-lived assets and business acquisitions. These capital expenditures were mainly funded by our operating cash flow.

B. Business Overview

General

Executive Offices of the Company are located in Tianjin, China. As of December 31, 2025, we had approximately 118 full-time employees.

We are a provider of cloud-based technologies for Smart City IoT platforms, elevator products and related services, digital advertising delivery, and other internet-based information systems in China. We provide a broad portfolio of software and hardware with fully integrated solutions, including Information Technology infrastructure, Internet-enabled display technologies, and IoT platforms to customers in government, education, residential community management, media, transportation, and other private sectors.

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

In May 2017, we completed our transformation to a provider of CAT and IoT technology based digital advertising distribution network and new media resource sharing platform, and offered an end-to-end digital advertising solution enabling customers to efficiently and cost-effectively direct advertisements to specific interactive ad display terminals in the out-of-home advertising market across China. In 2017, we became profitable as a result of a successful transition of our business model. We continued to improve our financial position in 2018. However, as a result of the outbreak of Covid-19 pandemic in 2020, our business was negatively impacted from 2020 to 2022, and experienced certain recovery in 2023 with rebounded customer demands of our products. We had net loss of approximately $10.1 million, $1.8 million, and $0.7 million respectively in 2025, 2024, and 2023.

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

In May 2023, the Company established a subsidiary Taoping EP Holdings (Shenzhen) Co., Ltd. (“TEPH”) with a majority stake of 51%, to explore the new off-grid wastewater treatment business line.

In September 2023, the Company acquired 80% equity from other shareholders of Fujian Taoping Investment Co., Ltd. with nil consideration, to expand its digital advertising and other businesses in Fujian Province. As a result of the acquisition, the Company currently owns 100% of Fujian Taoping Investment Co, Ltd.

In November 2023, the Company established a subsidiary Taoping (Guangxi) EP Tech Co., Ltd. (“TPGXT”) to expand its wastewater treatment business in Guangxi Province.

In April 2024, the Company established a subsidiary Taoping Industrial (Yunnan) Co., Ltd. to explore smart agricultural related businesses in Yunnan Province.

In June 2024, ZJIOT was dissolved as a result of the Company’s business realignment.

In January 2025, Taoping Digital Tech. (Jiangsu) Co., Ltd. (“TDTJS”) was dissolved as a result of the Company’s business realignment.

In April 2025, TEPH was dissolved as a result of the Company’s business realignment.

In June 2025, TPGXT was dissolved as a result of the Company’s business realignment.

In September 2025, through its wholly owned subsidiary Taoping Holdings Limited, the Company entered into a share purchase agreement with Skyladder Holding Limited, as amended by a supplemental agreement dated November 25, 2025, to acquire 100% of Skyladder Group, a Hong Kong company, for consideration of RMB 152 million (approximately US$21.36 million), payable in an aggregate of 7,882,921 ordinary shares of the Company. Such consideration shares are subject to transfer restrictions, released in tranches upon achievement of audited revenue and net profit targets for 2025–2029. The acquisition was closed on November 26, 2025. Skyladder Group is a provider of elevator products and related physical and cloud-based services. It provides services throughout the entire elevator lifecycle including sales, installation, repair, maintenance, renovation, and upgrades. Skyladder Group operates through subsidiaries in China.

We report financial and operational information in the following three segments:

(1)	Cloud-based Technology (CBT) segment - It includes the Company’s cloud-based products, high-end data storage servers and related services sold to private sectors including new media, healthcare, education and residential community management, and among other industries and applications. In this segment, the Company generates revenues from the sales of hardware and software solutions with proprietary software and content as well as from designing and developing software products specifically customized for private sector customers’ needs for a fixed price. The Company includes the revenue and cost of revenue of high-end data storage servers in the CBT segment. Advertising services is included in the CBT segment, after the Company consummated the acquisition of TNM. Advertisements are delivered to the ads display terminals and vehicular ads display terminals through the Company’s cloud-based new media sharing platform. Incorporation of advertising services complements the Company’s out-of-home advertising business strategy.

43

(2)

Traditional Information Technology (TIT) segment -The TIT segment includes the Company’s project-based technology products and services sold to the public sector. The solutions the Company has sold primarily include Geographic Information Systems (GIS), Digital Public Security Technology (DPST), and Digital Hospital Information Systems (DHIS). In this segment, the Company generates revenues from sales of hardware and system integration services. As a result of the business transformation, the TIT segment is gradually being phased out in 2021. Nevertheless, due to the difference business nature from the other segments, the Chief Operating Decision Maker considers it is a separate operating segment of which the performance is separately assessed and financial information for this segment is separately disclosed for financial reporting purpose.

(3)	Smart Elevator (SE) segment - Following the acquisition of Skyladder Group in November 2025, the Company added the Smart Elevator (SE) segment. As a provider of elevator services, the Company provides services throughout the entire elevator lifecycle, including sales, installation, repair, cloud-based maintenance, renovation, and upgrades. The segment serves a diverse user base, including governments, businesses, and households. In this segment, the Company generates revenues from elevator sales and installation contracts, as well as maintenance, repair, and other service agreements. The SE segment diversifies the Company’s cloud-based product offerings and expands the Company’s presence in the smart building and urban infrastructure market.

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

Elevator Service Market in China

China’s elevator modernization market represents a substantial and rapidly expanding opportunity. According to official data from the State Administration for Market Regulation, China currently has approximately 12 million elevators in operation, with nearly 10% having been in service for more than 15 years. The large-scale renewal of aging elevators has become a national priority, supported by the July 2024 and January 2025 State-issued policy, “Several Measures on Strengthening Support for Large-scale Equipment Renewal and Consumer Goods Trade-in.”

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

Backed by favorable government policy and through the acquisition of SGL, Taoping aims to apply technology-driven, data- and cloud-based business model in the elevator field. Moving beyond the traditional single-equipment upgrade approach, Taoping leverages core technologies such as deep IoT perception and AI-powered autonomous decision-making to collect real-time elevator operational data through intelligent sensors. By integrating its proprietary platforms, the Company delivers a comprehensive, full life-cycle smart service system that enhances safety, efficiency, and operational intelligence, creating a clear and differentiated competitive advantage.

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

For our CBT and SE segments, we provide a one-year warranty for our elevators, digital displays and high-end data servers. The actual warranty service is carried out by our suppliers or OEM partners, with whom we have obtained a contractual guarantee that they will repair or replace any defective hardware products that we have purchased on behalf of our customers. Our suppliers and OEM partners ultimately bear and are liable for the costs of product warranty. Consequently, our own cost of warranty for this segment has been minimal.

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

Customers

In fiscal year 2025, no single customer accounted for greater than 10% of total revenues in 2025. In fiscal year 2024, no single customer accounted for greater than 10% of total revenues in 2024. In fiscal year 2023, one customer accounted for greater than 10% of total revenues in 2023. The following tables provide revenue by our major customers of continuing operations for the years ended December 31, 2025, 2024, and 2023.

Year 2025

	Revenues	% of
	(Thousands)	Revenues
Sichuan Yunkong Transportation Technology Co., Ltd	1,235	4%
Shenzhen Tianxin Langming Technology Co., Ltd	1,101	4%
Wuhan Nanbei Xingyou Network Technology Co., Ltd	1,093	4%
Shenzhen Yueshi Technology Co., Ltd	1,048	3%
Wuhan Jinyi Youshi Network Technology Co., Ltd	972	3%
TOTAL	$5,449	18%

Year 2024

	Revenues	% of
	(Thousands)	Revenues
Yayu Technology (Jiangsu) Co., Ltd	2,618	7%
Guangzhou Qiaocheng Information Technology Co., Ltd	1,720	5%
Guangxi Wancang Technology Group Co., Ltd	1,383	4%
Shenzhen Chuangzhi Tiancheng Technology Co., Ltd	1,335	4%
Shenzhen Beidian Zhengguang Technology Co., Ltd	867	2%
TOTAL	$7,923	22%

Year 2023

	Revenues	% of
	(Thousands)	Revenues
Fujian Haixia Xingyun Information Technology Co., Ltd	$6,020	16%
Shenzhen Chuangzhi Tiancheng Technology Co., Ltd	1,714	4%
Fuzhou Shenpeng Technology Co., Ltd	1,487	4%
Guangzhou Shengzhuo Intelligent Technology Co., Ltd	1,234	3%
Shenzhen Dashan Intelligent Technology Co., Ltd	1,113	3%
TOTAL	$11,568	30%

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

In 2023 and 2024, as an application expansion of its cloud-based platform, the Company started to explore new business opportunities in AI-related products and solutions.

In November 2025, the Company expanded into the smart elevator services and cloud-based smart supervision sector, through its acquisition of SGL. SGL’s platform spans the full elevator lifecycle, encompassing sales, installation, repair, maintenance, renovation, and upgrades, and is enhanced by cloud-based supervision capabilities. Following this acquisition, the Company now has a direct presence in the rapidly evolving smart building infrastructure market.

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

As of December 31, 2025, through our wholly-owned subsidiaries IST, TopCloud, Biznest, Bocom, ISIOT, TIYN, TJZY, TJWD, SNCT and SZSS, we had 196 registered and copyrighted software products, 502 registered trademarks and held 36 patents. We also own four domain names (http://www.taop.com; http://www.taoping.cn; http://www.pubds.com; and http://www.helloyunti.com).

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

Permits and Certificates

Through our subsidiaries, we hold the following permits and certificates:

Name	Expiration Date	Company
National High-tech Enterprise	Valid till December 25, 2027, subject to renewal every three years.	IST
National High-tech Enterprise	Valid till December 25, 2027, subject to renewal every three years.	Biznest
License of Special Equipment - Elevator Installation (Including Repair)	Valid till December 4, 2026, subject to renewal every four years.	TJWD
License of Special Equipment - Elevator Installation (Including Repair)	Valid till June 19, 2028, subject to renewal every four years.	TJZY
License of Special Equipment - Installation (Including Repair) of Lifting Appliances	Valid till March 10, 2029, subject to renewal every four years.	TJZY

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

According to the Interim Regulations on the Collection and Payment of Social Insurance Premiums, the Regulations on Work Injury Insurance, the Regulations on Unemployment Insurance and the Trial Measures on Employee Maternity Insurance of Enterprises, enterprises in the PRC shall provide benefit plans for their employees, which include basic pension insurance, unemployment insurance, maternity insurance, work injury insurance and basic medical insurance. An enterprise must provide social insurance by making social insurance registration with local social insurance agencies, and shall pay or withhold relevant social insurance premiums for and on behalf of employees. The Law on Social Insurance of the PRC, which was promulgated by the SCNPC on October 28, 2010, became effective on July 1, 2011, and was updated on December 29, 2018, has consolidated pertinent provisions for basic pension insurance, unemployment insurance, maternity insurance, work injury insurance and basic medical insurance, and has elaborated in detail the legal obligations and liabilities of employers who do not comply with laws and regulations on social insurance.

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

PRC residents or entities who had contributed legitimate onshore or offshore interests or assets to SPVs but had not obtained registration as required before the implementation of the SAFE Circular 37 must register their ownership interests or control in the SPVs with qualified banks. An amendment to the registration is required if there is a material change with respect to the SPV registered, such as any change of basic information (including change of the PRC residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, and mergers or divisions. Failure to comply with the registration procedures set forth in SAFE Circular 37 and the subsequent notice, or making misrepresentation on or failure to disclose controllers of the foreign-invested enterprise that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the relevant foreign-invested enterprise, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations. See “Risk Factors-Risks Related to Doing Business in China-PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries or limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits.”

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

We have adopted equity incentive plans, under which we have the discretion to award incentives and rewards to eligible participants. We have advised the recipients of awards under our equity incentive plan to handle relevant foreign exchange matters in accordance with the Stock Incentive Plan Notice. However, we cannot guarantee that all employees awarded equity-based incentives can successfully register with SAFE in full compliance with the Stock Incentive Plan Notice. See “Risk Factors-Risks Relating to Doing Business in China-Any failure to comply with PRC regulations regarding employee share incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.”

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

According to Provisions in the Notice on Adjusting the Value added Tax Rates, or the Notice, issued by the State Administration of Taxation and the Ministry of Finance, where taxpayers make VAT taxable sales or import goods, the applicable tax rates shall be adjusted from 17% to 16% and from 11% to 10%, respectively. The Notice took effect on May 1, 2018, and the adjusted VAT rates took effect at the same time. Pursuant to the Notice of the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs of the PRC on Relevant Policies for Deepening the Value-Added Tax Reform, which was promulgated on March 20, 2019 and became effective on April 1, 2019, the tax rate of 16% applicable to the VAT taxable sale or import of goods by a general VAT taxpayer shall be adjusted to 13%, and the tax rate of 10% applicable thereto shall be adjusted to 9. On September 30, 2019, the Ministry of Finance and the State Taxation Administration jointly issued the Announcement on Clarifying the VAT Additional Deduction Policy for the Living Services, pursuant to which, from October 1, 2019 to December 31, 2021, the taxpayers engaging in providing living services are allowed to deduct additional 15% of the deductible input VAT amount for the current period from the payable tax. For aforementioned taxpayers providing production and living services relating to Announcement on Policies for Deepening the VAT Reform and Announcement on Clarifying the VAT Additional Deduction Policy for the Living Services, the input VAT additional deduction policies is further extended to December 31, 2022 according to the regulations. From January 1, 2023 to December 31, 2023, the VAT Additional Deduction policy is implemented in accordance with the following provisions: (i). Taxpayers in the productive service industry are allowed to add 5% of the current deductible input tax to offset the taxable amount; (ii). Taxpayers in the lifestyle service industry are allowed to deduct 10% of the current deductible input tax to offset the taxable amount. On December 25, 2024, the prevailing VAT regulations were enacted into the Value-Added Tax Law of the People’s Republic of China, which came into effect on January 1, 2026.

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

Seasonality

The first quarter of the calendar year is typically the slowest season of the year due to the Chinese New Year holiday. During this period, the accounts receivable collection is very slow and we also need to prepare for upcoming busier seasons by making payments for inventory.

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

Our current executive offices are located at 21st Floor, Building 3, Tianjin Science and Technology Plaza, Keyan West Road, Nankai District, Tianjin 300192 China. This office facility consists of approximately 764.81 square meters and is leased from a non-related party by our subsidiary, Skyladder New Century (Tianjin) IoT Technology Co., Ltd., with a lease term from May 6, 2025 to December 31, 2027, and serves as the Company’s headquarters in China. The rental is priced on a daily basis. The rental rate is RMB 2.5 per day per square meter, and the property management fee is RMB 0.8 per day per square meter. Our office facility in Shenzhen China, located at 21st Floor, Everbright Bank Building, Zhuzilin, Futian District, Shenzhen, Guangdong, 518040, China, serves as our southern headquarters and innovation hub, of which IST currently has property use rights. The Shenzhen office facility property consists of approximately 1,200 square meters and is currently being used as collateral for certain of our short-term bank loans. Our other properties primarily consist of media display equipment, computer equipment, servers, licensed software, furniture and fixtures. We currently do not have any intention to make large scale improvements or developments with respect to these properties. The acquisition of SGL in November 2025 did not result in a material addition to our property, plant and equipment.

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

We were founded in 1993. As of December 31, 2025, we had approximately 118 full-time employees.

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

In December 2024, the Company signed a non-binding letter of intent to acquire 100% of the equity of Shenzhen Yunti Internet of Things Co., Ltd. (“Yunti”), a Chinese company based in Shenzhen, Guangdong Province. Taoping’s acquisition of Yunti, if consummated, is expected to open new revenue growth opportunities for the Company, while further consolidating and expanding the Company’s market share in the lucrative elevator equipment and service industry. Under the letter of intent, Yunti’s shareholders agree to transfer their ownership of Yunti to the Company in exchange for newly issued ordinary shares of the Company. The final valuation and timeline of the acquisition will be determined based on a mutually agreed upon independent third party’s comprehensive evaluation of Yunti. The parties expect to close and integrate the acquisition over the next 12 months.

Recent Developments

In February 2025, the Company entered into a non-binding strategic cooperation framework agreement with the Government of Mengla County, Yunnan Province. The agreement outlines plans for extensive collaboration in the modern agricultural industry, with the objective of boosting regional economic growth. The agreement was terminated soon after as a result of the Company’s stepping out of the agricultural business in 2025.

In September 2025, through its wholly owned subsidiary Taoping Holdings Limited, the Company entered into a share purchase agreement with Skyladder Holding Limited, as amended by a supplemental agreement dated November 25, 2025, to acquire 100% of Skyladder Group Limited, or Skyladder Group, a Hong Kong company, for consideration of RMB 152 million (approximately US$21.36 million), payable in an aggregate of 7,882,921 ordinary shares of the Company. Such consideration shares are subject to transfer restrictions, released in tranches upon achievement of audited revenue and net profit targets for 2025–2029. The acquisition was closed on November 26, 2025. Skyladder Group is a provider of elevator products and related physical and cloud-based services. It provides services throughout the entire elevator lifecycle including sales, installation, repair, maintenance, renovation, and upgrades. Skyladder Group operates through subsidiaries in China.

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

We report financial and operational information in the following three segments:

(1)	Cloud-based Technology (CBT) segment - It includes the Company’s cloud-based products, high-end data storage servers and related services sold to private sectors including new media, healthcare, education and residential community management, and among other industries and applications. In this segment, the Company generates revenues from the sales of hardware and software solutions with proprietary software and content as well as from designing and developing software products specifically customized for private sector customers’ needs for a fixed price. The Company includes the revenue and cost of revenue of high-end data storage servers in the CBT segment. Advertising services is included in the CBT segment, after the Company consummated the acquisition of TNM. Advertisements are delivered to the ads display terminals and vehicular ads display terminals through the Company’s cloud-based new media sharing platform. Incorporation of advertising services complements the Company’s out-of-home advertising business strategy.

(2)	Traditional Information Technology (TIT) segment - The TIT segment includes the Company’s project-based technology products and services sold to the public sector. The solutions the Company has sold primarily include Geographic Information Systems (GIS), Digital Public Security Technology (DPST), and Digital Hospital Information Systems (DHIS). In this segment, the Company generates revenues from sales of hardware and system integration services. As a result of the business transformation, the TIT segment is gradually being phased out in 2021. Nevertheless, due to the difference business nature from the other segments, the Chief Operating Decision Maker considers it is a separate operating segment of which the performance is separately assessed and financial information for this segment is separately disclosed for financial reporting purpose.

(3)	Smart Elevator (SE) segment - Following the acquisition of Skyladder Group in November 2025, the Company added the Smart Elevator (SE) segment. As a provider of elevator services, the Company provides services throughout the entire elevator lifecycle, including sales, installation, repair, cloud-based maintenance, renovation, and upgrades. The segment serves a diverse user base, including governments, businesses, and households. In this segment, the Company generates revenues from elevator sales and installation contracts, as well as maintenance, repair, and other service agreements. The SE segment diversifies the Company’s cloud-based product offerings and expands the Company’s presence in the smart building and urban infrastructure market.

For more information regarding our operating segments, see Note 20 (Consolidated Segment Data) to our audited consolidated financial statements included elsewhere in this report.

Results of Operations

Comparison of Years Ended December 31, 2025 and 2024

The following table sets forth key components of our results of operations for fiscal years ended December 31, 2025 and 2024, both in dollars and as a percentage of our revenue.

	December 31, 2025		December 31, 2024
	Amount	% of Revenue	Amount	% of Revenue
Revenue	$30,816,535	100.00%	$36,672,512	100.00%
Costs of revenue	27,447,829	89.07%	28,902,062	78.81%
Gross profit	3,368,706	10.93%	7,770,450	21.19%
Administrative expenses	(9,831,502)	(31.90)%	(6,209,596)	(16.93)%
Research and development expenses	(1,712,152)	(5.56)%	(2,424,127)	(6.61)%
Selling expenses	(1,058,728)	(3.44)%	(745,289)	(2.03)%
(Loss) from operations	(9,233,676)	(29.96)%	(1,608,562)	(4.39)%
Subsidy income	32,634	0.11%	58,540	0.16%
Other income (loss), net	159,950	0.52%	203,081	0.55%
Interest income	1,356	0.00%	2,241	0.01%
Interest expense	(978,900)	(3.18)%	(460,544)	(1.26)%
(Loss) before income taxes	(10,018,636)	(32.51)%	(1,805,244)	(4.92)%
Income tax (expense)	(43,087)	(0.14)%	(14,143)	(0.04)%
Net (loss)	(10,061,723)	(32.65)%	(1,819,387)	(4.96)%
Less: Net loss attributable to non- controlling interest	-	-	-	-
Net (loss) attributable to Company	$(10,061,723)	(32.65)%	$(1,819,387)	(4.96)%

Revenue. We generate revenues from advertising, selling hardware, software maintenance, other technology-related services, and elevator projects and services to customers. For the year ended December 31, 2025, our total revenue was $30.8 million, of which approximately $3,800 was from related parties, compared to total revenue of $36.7 million for the year ended December 31, 2024, a decrease of $5.9 million, or 16.0%. The decrease was primarily due to a decrease of $6.0 million in software revenue, $1.6 million in products revenue, offset by an increase of $1.8 million in project revenue. The decrease was mainly due to the declining customer demand on our traditional software and products. In addition to the new elevator business acquired in November 2025, the Company will continue to explore more product offerings of enhanced integration of popular cloud-based and AI components into its current products and solutions.

The following table shows our revenue, percentage of revenue, cost of revenue and gross margin, by revenue categories:

	Year Ended December 31, 2025				Year Ended December 31, 2024
		% of	Cost of	Gross		% of	Cost of	Gross
	Revenue	Revenue	Revenue	Margin	Revenue	Revenue	Revenue	Margin
Products	$23,056,364	74.82%	21,073,537	8.60%	$24,628,580	67.16%	22,148,743	10.07%
Software	1,413,898	4.59%	645,600	54.34%	7,446,966	20.31%	2,430,562	67.36%
Advertising	4,198,309	13.62%	4,168,477	0.71%	4,290,173	11.70%	4,307,542	(0.40)%
Project	1,778,336	5.77%	1,520,046	14.52%	-	-	-	-
MRO	67,440	0.22%	31,551	53.22%	-	-	-	-
Service	55,129	0.18%	3,337	93.95%	-	-	-	-
Others	247,059	0.80%	5,281	97.86%	306,793	0.83%	15,215	95.04%
Total	$30,816,535	100.00%	27,447,829	10.93%	$36,672,512	100.00%	28,902,062	21.19%

A breakdown of revenue, percentage of revenue, cost of revenue and gross margin by segments is as follows:

	Year Ended December 31, 2025				Year Ended December 31, 2024
		% of	Cost of	Gross		% of	Cost of	Gross
	Revenue	Revenue	Revenue	Margin	Revenue	Revenue	Revenue	Margin
TIT Segment	$17,730	0.06%	15,674	11.60%	$85,145	0.23%	73,473	13.71%
CBT Segment	28,120,328	91.25%	25,100,852	10.74%	36,587,367	99.77%	28,828,589	21.21%
SE Segment	2,678,477	8.69%	2,331,303	12.96%	-	-	-	-
Total	$30,816,535	100.00%	27,447,829	10.93%	$36,672,512	100.00%	28,902,062	21.19%

Cost of revenue and gross profit. As indicated in the tables above, our cost of revenue decreased by $1.5 million, which was mainly attributed to decreases in cost of software of $1.8 million and cost of products of $1.1 million, offset by an increase in cost of project of $1.5 million, or 5.0%, to $27.4 million, for the year ended December 31, 2025, from $28.9 million for the year ended December 31, 2024. As a percentage of revenue, our cost of revenue increased to 89.1% during the year ended December 31, 2025, from 78.8% during the year ended December 31, 2024. As a result, gross profit as a percentage of revenue decreased to 10.9% for the year ended December 31, 2025 from 21.2% for the year ended December 31, 2024. The decrease in the overall gross margin was mainly due to the declining competitiveness of our traditional software and product.

Administrative expenses. Our administrative expenses consist primarily of compensation and benefits for our general management, finance and administrative staff, professional advisor consulting fees, audit fees, and other expenses incurred in connection with general operations. Our administrative expenses increased by $3.6 million, or 58.3%, to $9.8 million for the year ended December 31, 2025, from $6.2 million for the year ended December 31, 2024. As a percentage of revenue, administrative expenses increased to 31.9% for 2025, from 16.9% for 2024. Such increase was primarily due to an increase of $1.4 million in allowance for credit losses, an increase of impairments expense for obsolete inventories of $0.2 million and losses on inventories due to customers’ improbable fulfillment on the sales considerations of $0.9 million., an increase of $0.5 million in payroll and benefits primarily in stock-based compensation, and an increase of $0.3 million in professional service fee.

Research and development expenses. Our research and development expenses consist primarily of personnel-related expenses, as well as costs associated with new system and hardware development and enhancement. Our research and development expenses decreased by $0.7 million, or 29.4%, to $1.7 million for the year ended December 31, 2025, from $2.4 million for the year ended December 31, 2024. Such a decrease was primarily due to a decrease in depreciation of R&D-related hardware equipment and software of $0.5 million, and a decrease in payroll and benefits to R&D staff of $0.2 million. As a percentage of revenue, research and development expenses decreased to 5.6% for 2025, from 6.6% for 2024.

Selling expenses. Our selling expenses consist primarily of the compensation and benefits to our sales and marketing staff, business entertainment expenses, and marketing expenses. Our selling expenses increased by $0.3 million, or 42.1%, to $1.0 million for the year ended December 31, 2025, from $0.7 million for the year ended December 31, 2024. This increase was mainly due to the increase of the selling activities related costs as a result of exploring new business collaborations.

Subsidy income. Our subsidy income consists primarily of the compensation and benefits to governmental subsidies. Our subsidy income decreased by $0.03 million, or 44.3%, to $0.03 million for the year ended December 31, 2025, from $0.06 million for the year ended December 31, 2024.

Other income (loss). Our other income was $0.2 million for the year ended December 31, 2025, compared to other income of $0.2 million for the year ended December 31, 2024. Other income in 2025 was mainly generated from the gains on recovery of previously written-off bad debt of other receivables of approximately $0.1 million and the gains on derivative financial liabilities of approximately $0.4 million, offset by the loss of payment for previously written-off liabilities of approximately $0.3 million.

Interest expense. Interest expense for the year ended December 31, 2025 was approximately $1.0 million, compared to interest expense of approximately $0.5 million in 2024.

Income tax expense. We recorded income tax expense of $43,087 for the year ended December 31, 2025, as compared to $14,143 of income tax expense in 2024.

Net loss attributable to Company. As a result of the cumulative effect of the foregoing factors, we had a net loss attributable to the Company of $10.1 million for the year ended December 31, 2025, as compared to net loss of $1.8 million for the year ended December 31, 2024.

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

Foreign Currency Fluctuations

See Item 11 “Quantitative and Qualitative Disclosures about Market Risk-Foreign Exchange Risk.”

B. Liquidity and Capital Resources

As of December 31, 2025, we had cash and cash equivalents of $2.1 million.

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

The normal credit term is ranging from 1 month to 3 months after the customers’ acceptance of data storage servers or software, and completion of advertising and other services, and ranging from 1 month to 6 months after the customers’ acceptance of ads display terminals. The normal credit term for elevator project, maintenance, repair and operations supply and services is ranging from 3 month to 6 months. However, because of various factors related to the business cycle, the actual collection of outstanding accounts receivable may be beyond the normal credit terms.

The allowance for credit losses at December 31, 2025 and 2024, totaled approximately $8.7 million and $7.7 million, respectively, representing management’s best estimate. The following table describes the movement for allowance for credit losses during the year ended December 31, 2025.

Balance at December 31, 2024	$7,688,491
Increase in allowance for credit losses	4,931,702
Amounts recovered during the year	(19,167)
Decrease from dissolution of a subsidiary	(228,958)
Amounts written off as uncollectible	(4,001,169)
Foreign exchange difference	287,799
Balance at December 31, 2025	$8,658,698

The following table summarizes the key cash flow components from our consolidated statements of cash flows for the periods indicated.

Cash Flows

	Years Ended December 31,
	2025	2024	2023
Net cash used in operating activities	(2,551,230)	(2,384,588)	(2,326,017)
Net cash used in investing activities	(1,346,754)	(1,075,839)	(1,209,024)
Net cash provided by financing activities	4,417,360	3,748,976	3,839,344
Effects of exchange rate changes on cash and cash equivalents	35,853	(12,772)	(26,688)
Net increase in cash and cash equivalents	555,229	275,777	277,615
Cash and cash equivalents at beginning of the year	1,576,632	1,300,855	1,023,240
Cash and cash equivalents at end of the year	2,131,861	1,576,632	1,300,855

Operating Activities

Net cash used in operating activities was $2.6 million for the year ended December 31, 2025, $2.4 million for the year ended December 31, 2024 and $2.3 million for the year ended December 31, 2023. Net cash used in operating activities in the fiscal year 2025 was primarily attributed to the decrease in advances from customers and the increase in accounts receivable. For the fiscal year 2024, net cash used in operating activities was primarily attributed to the increase in inventories and advances to suppliers. For the fiscal year 2023, net cash used in operating activities was primarily attributed to increase in advances to suppliers, increase in inventories and the decrease in accounts payable.

Investing Activities

Net cash used in investing activities was $1.3 million for the year ended December 31, 2025, $1.1 million for the year ended December 31, 2024 and $1.2 million for the year ended December 31, 2023. Net cash used in investing activities was $1.2 million for the year ended December 31, 2023. Net cash used in investing activities in 2025 was mainly due to the purchase of property and equipment of approximately 1.3 million. Net cash used in investing activities in 2024 was mainly due to the purchase of property and equipment of approximately $1.1 million. Net cash used in investing activities in 2023 was mainly due to purchase of property and equipment of approximately $1.2 million.

Financing Activities

Net cash provided by financing activities was $4.4 million for the year ended December 31, 2025, mainly attributable to proceeds from borrowings under short-term loans of $2.4 million, proceeds from issuance of ordinary shares of $3.0 million, and proceeds from issuance of convertible note of $1.2 million, offset by repayment of short-term loans of $1.8 million and repayment of long-term loans of $0.3 million. Net cash provided by financing activities was $3.7 million for the year ended December 31, 2024, mainly attributable to proceeds from borrowings under short-term loans of $1.8 million, proceeds from borrowings under long-term loans of $6.2 million, and proceeds from issuance of ordinary shares of $4.2 million, offset by repayment of short-term loans of $8.4 million. Net cash provided by financing activities was $3.8 million for the year ended December 31, 2023, mainly attributable to proceeds from borrowings under short-term loans of $8.8 million, repayment of short-term loan of $7.2 million, proceeds from issuance of ordinary shares of $1.7 million, and proceeds from issuance of convertible note of $0.6 million.

Loan Facilities

As of December 31, 2025 and 2024, our loan facilities were as follows:

Short-term bank loans

	December 31,
	2025	2024
Secured short-term loans	$2,144,025	$1,780,948
Unsecured short-term loans	1,542,269	-
Add: amounts due within one year under long-term loan contracts	319,031	305,775
Total short-term bank loans	$4,005,325	$2,086,723

Long-term bank loans

	December 31,
	2025	2024
Secured long-term loans	$6,052,583	$6,106,871
Less: amounts due within one year under long-term loan contracts	(319,031)	(305,775)
Total long-term bank loans	$5,733,552	$5,801,096

As of December 31, 2025, the Company had short-term and long-term bank loans in total of approximately $9.7 million, which mature on various dates from January 12, 2026 to October 31, 2027. The short-term bank loans may be extended upon maturity for another year by the banks without additional charges to the Company. The bank borrowings are in the form of credit facilities. Amounts available to the Company from the banks are based on the amount of collateral pledged or the amount guaranteed by the Company’s subsidiaries and Mr. Lin. These short-term borrowings bear fixed interest rates ranging from 3.00% to 3.85% per annum. These long-term borrowings bear floating interest rates at the 1-year China Loan Prime Rate (“LPR”) plus 40 to 105 basis points, ranging from 3.40% to 4.15% per annum. The weighted average interest rates on short-term and long-term debts were approximately 3.78%, 4.11% and 4.15% for the year ended December 31, 2025, 2024, and 2023, respectively. The interest expenses were approximately $0.3 million, $0.3 million, and $0.4 million, respectively, for the same periods, respectively.

Management’s Plans

As a result of business transformation, the Company’s revenue for the year ended December 31, 2025 was decreased as compared to the year 2024. The Company incurred a net loss of $10.1 million for year ended December 31, 2025, compared to a net loss of $1.8 million for 2024. Cash and cash equivalents at December 31, 2025 was $2.1 million, compared to cash and cash equivalents of $1.6 million a year ago. As of December 31, 2025, the Company had a working capital surplus of approximately $12.3 million, significantly decrease from a working capital surplus of $16.0 million as of December 31, 2024. As of December 31, 2025, the Company had short term bank loans of $4.0 million due within one year while the cash and cash equivalents was $2.1 million.

The Company will continue to invest efforts on diversifying its existing cloud-based product and service lines through strategic collaborations and acquisitions. In November 2025, the Company completed the acquisition of Skyladder Group, a provider of elevator products and related physical and cloud-based services. Based on the government policies which advocate the modification and replacement of old elevators, confirmed orders/contracts were obtained by Skyladder Group in late 2025 and early 2026. From the confirmed orders/contracts on hand, it is expected that Skyladder Group could achieve significant improvement in revenue and net profit in year 2026, which would improve the operating cashflow of the Company.

The Company considers the market in China is competitive, in particular the escalated tariff environment and geopolitical disorders would raise significant uncertainty to the Company’s businesses. If Skyladder Group cannot effectively execute the confirmed orders/contracts for achieving more positive operating cashflow, additional capital raise from issuing equity security or debt instrument or additional loan facility may have to be considered to support required cash flows. The Company’s existing $4.0 million short-term bank loans and $5.7 million long-term bank loans, which were guaranteed and/or collateralized with the Company’s office properties, provides important capital support for its operation.

July 2023 Standby Equity Purchase Agreements

On July 17, 2023, the Company entered into a private standby equity purchase agreement with an investor. Pursuant to the agreement, the Company has the right, but not the obligation, to sell to the investor up to $10,000,000 of its ordinary shares within 36 months from the date of the agreement. As of April 2026, the Company has raised a total of $6.9 million through this equity line offering with $3.1 million outstanding amount available.

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

January 2025 Securities Purchase Agreement and Convertible Promissory Note

On January 13, 2025, the Company entered into a securities purchase agreement with Streeterville Capital, LLC, a Utah limited liability company, pursuant to which the Company issued an unsecured convertible promissory note with a 12-month maturity (the “Convertible Note”) to Investor. The Convertible Note has the original principal amount of $1,311,000 including the original issue discount of $96,000 and Investor’s legal and other transaction costs of $15,000. As a result, the Company received net proceeds of $1,200,000. As of December 31, 2025, the remaining balance of the Convertible Note was nil. See “Notes to Consolidated Financial Statements- 16. Convertible Note Payable” on page F-37 for additional information.

February 2025 Securities Purchase Agreement

On February 26, 2025, the Company entered into a securities purchase agreement with certain investors (the “Investors”), pursuant to which the Company agreed to issue an aggregate of maximum 333,334 ordinary shares of no par value of the Company, at an offering price of $6.0 per share, to the Investors for a total purchase price of $2,000,000.

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

The following table provides the amount of our statutory general reserve, the amount of restricted net assets, consolidated net assets, and the amount of restricted net assets as a percentage of consolidated net assets, as of December 31, 2025 and 2024:

	December 31,
	2025	2024
PRC general reserve - restricted net assets	$10,209,086	$10,209,086
Consolidated net assets	$19,540,689	$15,869,331
Restricted net assets as percentage of consolidated net assets	52.25%	64.33%

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

As of December 31, 2025 and 2024, the breakdown of our cash and cash equivalents (including restricted cash) was as follows:

	December 31,
	2025	2024
Cash located outside of the PRC	$113,907	$670,452
Cash held by other entities located in the PRC	2,017,954	906,180
	$2,131,861	$1,576,632

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

The Company generates its revenues primarily from six sources: (1) product sales, (2) software sales, (3) advertising, (4) elevator project, and (5) elevator Maintenance, Repair and Operations (“MRO”) and (6) elevator services. Revenue is recognized when obligations under the terms of a contract with our customers are satisfied, generally, upon delivery of the goods and services.

Revenue - Products

Product revenues are generated primarily from the sale of Cloud-Application-Terminal based digital ads display terminals with integrated software essential to the functionality of the hardware to our customers (inclusive of related parties), high-end data storage servers, supercomputing servers and graphic cards. Although manufacturing of the products has been outsourced to the Company’s Original Equipment Manufacturer (OEM) suppliers or directly sourced from the suppliers, the Company has acted as the principal of the contract. The Company recognized the product sales at the point of delivery. Product sales are classified as “Revenue-Products” on the Company’s consolidated statements of operations.

Revenue - Software

Revenue – software represents software upgrade and maintenance services provided for customers by the Company. The Company recognized the software revenue for software upgrade and maintenance service on a straight-line basis over the contracted service period.

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

Revenue - Project

Project represents two types of revenue, i.e. sales of elevators and elevator installation services.

Product revenues are generated from the sale of elevators. The transfer of control is initiated when ordered equipment is delivered to a customer site as then the customer has the ability to direct the use of and obtain substantially all the remaining benefits from. The Company has acted as the principal of the contract. The Company recognized the product sales at the point of delivery.

Installation services provide mobility solutions with elevators for all applications and needs. The control is transferred continuously to the customer from the start of the installation of the unit, as the work performed enhances an asset controlled by the customer. Revenue is recognized over time using costs incurred to date relative to total estimated costs at completion to measure progress. Incurred costs represent work performed, which corresponds with and best depicts transfer of control or the enhancement of the customer’s assets. Contract costs included in the calculation are comprised of materials, subcontractors’ costs or other direct costs. In developing the total cost estimates, the Company utilizes a combination of its historical cost experience and expected costs considering current circumstances.

Revenue - MRO

MRO represents two types of revenue, i.e. revenues from maintenance services and repairs services.

Maintenance services are rendered by the Company for the installations carried out by us and other service providers. Control is transferred to the customer over the contract period based on the time elapsed. Maintenance revenue is recognized over the contract period as the service is provided, according to the agreed contractual terms and conditions.

Wide range of repair services are rendered by the Company to the installations carried out by us and other service providers. For repairs, the customer benefits from the service once the repair is completed, revenue is therefore recognized at the point of service completion.

Revenue - Services

Elevator service represents two types of revenue, i.e. revenues from platform service and consultation services.

The Company owns a software which serves a platform providing elevator operational data to the customers through intelligent sensors installed in the elevators and connected to the platform. The customers purchase platform service will be granted periodic access rights to access the platform for the review of operational data of elevators. Given the continuous nature of this service, the Company recognizes revenue from platform service on a straight-line basis which aligns with the cost and benefit profile of this service. Platform revenue is recognized over the contract period as the service is provided.

Consultation services include the provision of solutions on technical issues relating to elevators. The revenue is recognized when the service is completed and accepted by the customer.

Revenue - Other

The Company also reports other revenue, which comprises: (i) revenue from system upgrade and technical support services; (ii) platform service fee; and (iii) rental income.

System upgrade and technical support revenue is recognized when performance obligations are satisfied upon completion of the services. Platform service fee is charged based on number of the display terminals used by the customers or a percentage of advertising revenue generated by the display terminals. Platform service revenue is recognized on a monthly basis over the contract period.

The Company follows ASC 842 – Leases that requires lessor to identify the underlying assets and allocate rental income among considerations in lease and non-lease components. The Company owns two units of office space. The first unit is leased to a third party with lease term of two years starting from May 1, 2022 to April 30, 2024, which was subsequently extended by two years to April 30, 2026. The second unit was leased to another third party with lease term of three years starting from January 1, 2024 to December 31, 2026, but was early terminated on June 30, 2025. The lease agreements have fixed monthly rental payments, and no non-lease component or option for lessees to purchase the underlying assets. The Company collects monthly rental payments from the lessees, and has generated approximately $243,000 and $264,000 rental income for the years ended December 31, 2025 and 2024, respectively.

Contract balances

When the Company conducts elevator project in advance of receiving consideration, unbilled amounts resulting from in-transit project would be recognized as contract assets as the Company can only have the unconditional right to payment until a certain stage of project has been completed. As of December 31, 2025 and 2024, the Company had contract assets of $789,320 and $nil, respectively. The amounts of contract assets are expected to be recovered within one year. During the years ended December 31, 2025 and 2024, no provision was made to contract assets.

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

In addition, the Company estimates allowance for credit losses for the anticipation of future economic condition and credit risk indicators of customers. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. In the event the Company recovers amounts previously reserved for, the Company will reduce the specific allowance for credit losses.

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

The Company had discontinued the operation of cryptocurrency mining business by December 2022. The subsidiaries engaged in the discontinued cryptocurrency mining business were disposed of in 2022 and 2023.

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

Critical Accounting Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. The Company’s significant estimates include estimates used in business acquisition, goodwill assessment, going concern assessment and assessment of credit losses. Management makes these estimates using the best information available at the time the estimates are made; however actual results could differ from those estimates.

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

NAME	AGE	POSITION
Jianghuai Lin	57	Director, Chairman of the Board of Directors and Co-Chief Executive Officer (Principal Executive Officer)
Bin Ma	57	Co-Chief Executive Officer
Zhiqiang Zhao	55	President and Director
Liqiong (Iris) Yan	49	Chief Financial Officer
Zhixiong Huang	57	Chief Operating Officer
Guangzeng Chen	47	Chief Technology Officer and Chief Product Officer
Huan Li	41	Chief Marketing Officer
Ping Cai	66	Independent Director
Yong Jiang	52	Independent Director
Remington C.H. Hu	60	Independent Director

Mr. Jianghuai Lin. Mr. Lin has been the Chairman of the Board of Directors and the Chief Executive Officer of the Company since 2006. Mr. Lin has also served as the Chairman and Chief Executive Officer of our subsidiary, IST, since its incorporation in January 2006. During the period from September 2000 to June 2004, Mr. Lin served as the President and Chief Executive Officer of Hong Kong United Development Group, a consolidated enterprise engaging in investment, high technology, and education. Before that, during the period from February 1995 through August 2000, Mr. Lin was a Director and the General Manager of Fujian Wild Wolf Electronics Limited, a company engaged in the business of manufacturing electrical consumer products. Mr. Lin holds a Master’s Degree in Software Engineering from Wuhan University and a Bachelor’s Degree in Industrial Accounting from Xiamen University.

Mr. Bin Ma. Mr. Ma became a Co-Chief Executive Officer of the Company on March 2, 2026. Mr. Ma has over two decades of experience in real estate development and corporate management. Since 2023, Mr. Ma has served as Chairman and Chief Executive Officer of Skyladder Group Limited, a Hong Kong company and wholly owned subsidiary of the Company. Since 2016, Mr. Ma has also served as Chairman of Shenzhen Smart Skyladder IoT Limited and Tianjin Haizhi Ronggang Industrial Co., Ltd. Mr. Ma holds a Bachelor’s Degree in Economics from Jinan University.

Mr. Zhiqiang Zhao. Mr. Zhao has been the President of the Company since August 2015 and a member of the Board of Directors since June 19, 2012. Mr. Zhao has extensive experience in corporate operations and integrations, strategic planning, and human resource management. From March 2003 to March 2005, Mr. Zhao served as Supervisor of Human Resources for the Foxconn Technology Group. From April 2005 to July 2006, Mr. Zhao served as Administrative and Human Resource Director of iASPEC; and as Deputy General Manager of iASPEC from July 2006 to August 2010. From November 2010, Mr. Zhao began serving as the Chief Operating Officer and Vice President of the Company. From August 2010, he was vice chairman of iASPEC. From July 2011, Mr. Zhao served as General Manager of ISIOT (former HPC Electronics (Shenzhen) Ltd.). Mr. Zhao holds a Bachelor’s Degree in Mechanical & Electrical Engineering from Inner Mongolia University.

Ms. Liqiong (Iris) Yan. Ms. Yan has been the Chief Financial Officer of the Company since May 2021. Ms. Yan has over ten years’ experience in finance, investor relations and corporate governance. She served as the Company’s Assistant CFO between 2018 and 2021 and prior to that she was the Director of Investor Relations and Secretary of the Board of Directors since 2007. During her tenure, Ms. Yan assisted in Company’s Nasdsq listing, Company’s strategic acquisitions and overseas equity/debt financings, and was instrumental in strategy planning, financial management and capital strategy management. Ms. Yan is a Certified Management Accountant (CMA) licensed by the Institute of Management Accountants. Ms. Yan received a postgraduate diploma in Investment from Fudan University and a Bachelor’s Degree in International Economics from Beijing Normal University.

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

Dr. Yong Jiang. Dr. Jiang has been a member of the Board of Directors since August 13, 2013. As a professor and supervisor for Ph. D candidates, Dr. Jiang has been the Vice Director of Division of Information Science & Technology and the Director of Network Center in the Graduate School at Shenzhen, Tsinghua University (GSST) since 2002. Dr. Jiang is a member of Association of Computing Machinery (ACM), the world’s largest educational and scientific computing society, and a member of China Computer Federation (CCF). He also serves as the Vice Chairman of Shenzhen Association of Chief Information Officer, and a committee member of Shenzhen Association of Experts. Dr. Jiang was majored in the research of next generation internet and computer network architecture, and has led more than 10 national-level scientific research programs, including programs from National Natural Science Foundation of China (NSFC), the National 863 Program, the pilot program from China Next Generation Internet (CNGI), and National Major Projects. Dr. Jiang graduated from the Department of Computer Science and Technology of Tsinghua University.

Mr. Remington C.H. Hu. Mr. Hu has been a member of the Board of Directors since June 19, 2012 and was a member of the Board of CITN from October 30, 2009 until completion of the corporate reorganization on October 31, 2012. He is a seasoned executive with more than 16 years of experience in corporate finance and investment management, and is the founder and CEO of Tomorrow Capital Limited, a financial advisory firm. Prior to founding Tomorrow Capital Limited, Mr. Hu served, from February 2008 to July 2009, as Chief Financial Officer of Yucheng Technologies Limited, a Nasdaq listed top IT solutions and BPO company servicing Chinese banking industry. From August 2004 to August 2007, Mr. Hu served as China Representative for CVM Capital Partners, LLC, the largest Taiwanese Venture Capital affiliated with the largest Taiwanese private equity investment group. Earlier in his career, Mr. Hu founded and served, from June 1999 to June 2002, as Chief Financial Officer of eSoon Communications International Corp., a software start-up focusing on the then fast-growing CRM/CTI market. He also served, from August 1996 to May 1999, as Vice President of Crimson Asia Capital Holdings, Ltd., former Asia’s largest venture capital firm backed by Taiwanese China Trust Financial Group. He began his career at Citibank, NA, as an Assistant Vice President in the Taipei and Hong Kong. Mr. Hu holds a Master’s Degree in Business Administration from the Wharton Business School and a Bachelor’s Degree in Computer Science and Information Engineering from the National Chiao Tung University.

There is no arrangement or understanding with any major shareholders, customers, suppliers or others, pursuant to which any person named above was selected as a director or member of senior management.

No family relationship exists between any of the persons named above.

B. Compensation

In 2025, we paid an aggregate of approximately $1,940,000 in cash compensation and share-based compensation to our directors and senior management as a group. We do not set aside or accrue any amounts for pension, retirement or other benefits for our directors and senior management. However, we reimburse our directors for out-of-pocket expenses incurred in connection with their services in such capacity.

Additionally, on July 8, 2025, the Company granted 266,666 ordinary shares under the 2024 Equity Incentive Plan to certain directors, executive officers, and employees, including Jianghuai Lin (133,332 shares), Zhiqiang Zhao (36,000 shares), Zhixiong Huang (36,000 shares), Iris Yan (36,000 shares), Huan Li (13,630 shares), Guangzeng Chen (2,000 shares), Ping Cai (1,012 shares), Yong Jiang (1,012 shares), and Remington C.H. Hu (1,012 shares). All shares vested immediately on the grant date.

2016 Equity Incentive Plan, as amended

On May 9, 2016, the Board of Directors adopted the 2016 Equity Incentive Plan, or the 2016 Plan, pursuant to which the Company may offer up to five million ordinary shares as equity incentives to its directors, employees and consultants. Such number of shares is subject to adjustment in the event of certain reorganizations, mergers, combinations, recapitalizations, stock splits, stock dividends, or other change in the corporate structure of the Company affecting the shares issuable under the 2016 Plan. On July 30, 2020, the Company effectuated a 6-to-1 share combination, which effectively reduced the ordinary shares authorized to be issued under the 2016 Plan from 5,000,000 to 833,334. On May 9, 2021, the Board of Directors amended the 2016 Plan to, among other things, (1) increase the number of ordinary shares authorized to be issued pursuant to the 2016 Plan by 4,166,666 to 5,000,000, and (2) extend the term of the 2016 Plan to May 9, 2026. On August 1, 2023, the Company effectuated a 10-to-1 share combination, which effectively reduced the ordinary shares authorized to be issued under the 2016 Plan from 5,000,000 to 500,000. On May 29, 2025, Taoping completed a share combination of the Company’s ordinary shares at a ratio of one-for-thirty, which effectively reduced the ordinary shares authorized to be issued under the 2016 Plan from 500,000 to 16,666.

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

Administration. The 2016 Plan may be administered by our Board of Directors or a committee. The 2016 Plan is currently being administered by our Compensation Committee. The Administrator has the authority to determine the specific terms and conditions of all Awards granted under the 2016 Plan, including, without limitation, the number of ordinary shares subject to each Award, the price to be paid for the ordinary shares and the applicable vesting criteria. The Administrator has discretion to make all other determinations necessary or advisable for the administration of the 2016 Plan.

Eligibility. NSOs, Restricted Shares, Restricted Share Units, Share Appreciation Rights, Performance Units and Performance Shares may be granted to Employees, Directors or Consultants either alone or in combination with any other Awards. ISOs may be granted only to employees of the Company, and of any Parent or Subsidiary.

Shares Available for Issuance Under the 2016 Plan. Subject to adjustment as described below, (a) the maximum aggregate number of Shares that may be issued under the 2016 Plan is 500,000 ordinary shares (16,666 post-reverse split effective May 29, 2025), (b) to the extent consistent with Section 422 of the Code, not more than an aggregate of 500,000 ordinary shares (16,666 post-reverse split effective May 29, 2025) may be issued under ISOs, and (c) not more than 50,000 ordinary shares (16,666 post-reverse split effective May 29, 2025) (or for Awards denominated in cash, the Fair Market Value of 50,000 ordinary shares (16,666 post-reverse split effective May 29, 2025) on the Grant Date), may be awarded to any individual Participant in the aggregate in any one fiscal year of the Company, such limitation to be applied in a manner consistent with the requirements of, and only to the extent required for compliance with, the exclusion from the limitation on deductibility of compensation under Code Section 162(m). The number and class of shares available under the 2016 Plan are subject to adjustment in the event of certain reorganizations, mergers, combinations, recapitalizations, share splits, share dividends, or other similar events which change the number or kind of shares outstanding.

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

Termination of, or Amendments to, the 2016 Plan. The Board of Directors may at any time amend, alter, suspend or terminate the 2016 Plan, provided that the Company will obtain shareholder approval of any 2016 Plan amendment to the extent necessary and desirable to comply with Applicable Laws. No amendment, alteration, suspension or termination of the 2016 Plan will impair the rights of any Participant, unless mutually agreed otherwise between the Participant and the Administrator, which agreement must be in writing and signed by the Participant and the Company. Termination of the 2016 Plan will not affect the Administrator’s ability to exercise the powers granted to it hereunder with respect to Awards granted prior to the date of such termination.

The 2016 Plan will expire on May 9, 2026, unless sooner terminated by the Board of Directors.

On May 26, 2023, the Board of Directors granted restricted shares in an aggregate amount of 6,667 ordinary shares, no par value under the 2016 Plan to certain of its directors, executive officers and employees as compensations for their services. The following shares were granted to the executive officers and directors of the Company:

●	Jianghuai Lin, 3,334 shares;
●	Zhiqiang Zhao, 900 shares;
●	Zhixiong Huang, 900 shares;
●	Iris Yan, 900 shares;
●	Huan Li, 267 shares;
●	Guangzeng Chen, 67 shares;
●	Yong Jiang, 50 shares;
●	Remington C.H. Hu, 50 shares.

All of the restricted shares vested immediately upon the grant date.

2024 Equity Incentive Plan

On December 9, 2024, the Board of Directors adopted the 2024 Equity Incentive Plan, or the 2024 Plan, pursuant to which the Company may offer up to ten million (10,000,000) ordinary shares as equity incentives to its directors, employees and consultants. Such number of shares is subject to adjustment in the event of certain reorganizations, mergers, combinations, recapitalizations, stock splits, stock dividends, or other change in the corporate structure of the Company affecting the shares issuable under the 2024 Plan. On May 29, 2025, Taoping completed a share combination of the Company’s ordinary shares at a ratio of one-for-thirty, which effectively reduced the ordinary shares authorized to be issued under the 2024 Plan from 10,000,000 to 333,333.

The 2024 Plan has a term of 10 years following the effective date, unless sooner terminated by the Board of Directors.

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

Administration. The 2024 Plan may be administered by our Board of Directors or a committee. The 2024 Plan is currently being administered by our Compensation Committee. The Administrator has the authority to determine the specific terms and conditions of all Awards granted under the 2024 Plan, including, without limitation, the number of ordinary shares subject to each Award, the price to be paid for the ordinary shares and the applicable vesting criteria. The Administrator has discretion to make all other determinations necessary or advisable for the administration of the 2024 Plan.

Eligibility. NSOs, Restricted Shares, Restricted Share Units, Share Appreciation Rights, Performance Units and Performance Shares may be granted to Employees, Directors or Consultants either alone or in combination with any other Awards. ISOs may be granted only to employees of the Company, and of any Parent or Subsidiary.

Shares Available for Issuance Under the 2024 Plan. Subject to adjustment as described below, (a) the maximum aggregate number of Shares that may be issued under the 2024 Plan is 10,000,000 (333,333 post-reverse split effective May 29, 2025) ordinary shares, (b) to the extent consistent with Section 422 of the Code, not more than an aggregate of 5,000,000 (166,666 post-reverse split effective May 29, 2025) ordinary shares may be issued under ISOs, and (c) not more than 500,000 (16,666 post-reverse split effective May 29, 2025) ordinary shares (or for Awards denominated in cash, the Fair Market Value of 500,000 (16,666 post-reverse split effective May 29, 2025) ordinary shares on the Grant Date), may be awarded to any individual Participant in the aggregate in any one fiscal year of the Company, such limitation to be applied in a manner consistent with the requirements of, and only to the extent required for compliance with, the exclusion from the limitation on deductibility of compensation under Code Section 162(m). The number and class of shares available under the 2024 Plan are subject to adjustment in the event of certain reorganizations, mergers, combinations, recapitalizations, share splits, share dividends, or other similar events which change the number or kind of shares outstanding.

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

Termination of, or Amendments to, the 2024 Plan. The Board of Directors may at any time amend, alter, suspend or terminate the 2024 Plan, provided that the Company will obtain shareholder approval of any 2024 Plan amendment to the extent necessary and desirable to comply with Applicable Laws. No amendment, alteration, suspension or termination of the 2024 Plan will impair the rights of any Participant, unless mutually agreed otherwise between the Participant and the Administrator, which agreement must be in writing and signed by the Participant and the Company. Termination of the 2024 Plan will not affect the Administrator’s ability to exercise the powers granted to it hereunder with respect to Awards granted prior to the date of such termination.

On December 27, 2024, the Board of Directors granted restricted shares in an aggregate amount of 66,666 ordinary  shares, no par value under the 2024 Plan to certain of its directors, executive officers and employees as compensation for their services. The following shares were granted to the executive officers and directors of the Company:

●	Jianghuai Lin, 33,333 shares;
●	Zhiqiang Zhao, 9,000 shares;

●	Zhixiong Huang, 9,000 shares;
●	Iris Yan, 9,000 shares;
●	Huan Li, 2,667 shares;
●	Guangzeng Chen, 500 shares;
●	Ping Cai, 500 shares;
●	Yong Jiang, 500 shares;
●	Remington C.H. Hu, 500 shares.

All of the restricted shares vested immediately upon the grant date.

On July 8, 2025, the Company granted 266,666 ordinary shares under the 2024 Plan to certain directors, executive officers, and employee. The directors and officers who received such shares include Jianghuai Lin (133,332 shares), Zhiqiang Zhao (36,000), Zhixiong Huang (36,000 shares), Iris Yan (36,000 shares), Huan Li (13,630 shares), Guangzeng Chen (2,000 shares), Ping Cai (1,012 shares), Yong Jiang (1,012 shares), and Remington C.H. Hu (1,012 shares). All shares vested immediately on the grant date.

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

Any member or the Board of Directors may propose any person for election as a director. Where any person, other than a director retiring at the meeting or a person proposed for re-election or election as a director by the Board of Directors, is to be proposed for election as a director, notice must be given to the Company of the intention to propose him and of his willingness to serve as a director. Such notice must be given not later than 10 days following the earlier of the date on which notice of the general meeting was posted to the shareholders or the date on which public disclosure of the date of the next general meeting was made. Where the number of persons validly proposed for re-election or election as a director is greater than the number of directors to be elected, the persons receiving the most votes (up to the number of directors to be elected) shall be elected as directors, and an absolute majority of the votes cast shall not be a prerequisite to the election of such directors.

Each director so elected holds office for the term, if any, as may be specified in the resolution appointing him or until his earlier death, disqualification, resignation or removal. The directors may appoint one or more directors to fill a vacancy on the Board of Directors. We do not have any contracts with our directors providing for benefits upon termination of employment.

Our executive officers are appointed by our Board of Directors. The executive officers shall hold office until their successors are duly elected and qualified, but any officer elected or appointed by the directors may be removed at any time, with or without cause, by the directors.

The chairman of the Board of Directors shall not have a second or casting vote in the case of an equality of votes at any meeting of the Board of Directors.

Board Composition and Committees

The Board of Directors has established three standing committees: Audit Committee, Compensation Committee and Governance and Nominating Committee. Each of the Audit Committee, Compensation Committee and Governance and Nominating Committee is comprised entirely of independent directors. From time to time, the Board of Directors may establish other committees. The Board of Directors has adopted a written charter for each of the Committees which are available on the corporate governance page of our website at www.taop.com. Printed copies of these charters may be obtained, without charge, by contacting the Corporate Secretary, Taoping Inc., 21st Floor, Building 3, Tianjin Science and Technology Plaza, Keyan West Road, Nankai District, Tianjin 300192 China.

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

The purpose of our Compensation Committee discharges the responsibilities of the Company’s Board of Directors relating to compensation of the Company’s executives, to produce an annual report on executive compensation for inclusion in the Company’s proxy statement, if required, and to oversee and advise the Board of Directors on the adoption of policies that govern the Company’s compensation programs, including stock and benefit plans. Our chief executive officer may not be present at any Compensation Committee meeting during which his compensation is deliberated. The Compensation Committee is responsible for, among other things:

●	Reviewing and approving the compensation structure for corporate officers at the level of corporate vice president and above;

●	Overseeing an evaluation of the performance of the Company’s executive officers and approving the annual compensation, including salary, bonus, incentive and equity compensation, for the executive officers;

●	Reviewing and approving chief executive officer goals and objectives, evaluating chief executive officer performance in light of these corporate objectives, and setting chief executive officer compensation consistent with Company philosophy;

●	Making recommendations to the Board of Directors regarding the compensation of board members;

●	Reviewing and making recommendations concerning long-term incentive compensation plans, including the use of equity-based plans. Except as otherwise delegated by the Board of Directors, the Compensation Committee will act on behalf of the Board of Directors as the “Committee” established to administer equity-based and employee benefit plans, and as such will discharge any responsibilities imposed on the Compensation Committee under those plans, including making and authorizing grants, in accordance with the terms of those plans.

Governance and Nominating Committee

Our Governance and Nominating Committee is currently composed of three members: Messrs. Ping Cai, Yong Jiang, and Remington C.H. Hu, each of whom is “independent” within the meaning of the Nasdaq Marketplace Rules. Mr. Jiang serves as Chair of the Governance and Nominating Committee.

The Governance and Nominating Committee assists the Board of Directors in identifying individuals qualified to become our directors and in determining the composition of the Board of Directors and its committees.

The Governance and Nominating Committee is responsible for, among other things:

●	identifying and recommending to the Board of Directors nominees for election or re-election of the Board of Directors, or for appointment to fill any vacancy;

●	reviewing annually with the Board of Directors the current composition of the Board of Directors in light of the characteristics of independence, age, skills, experience and availability of service to us;

●	identifying and recommending to the Board of Directors the directors to serve as members of the Board of Directors’ committees; and

●	monitoring compliance with our code of ethics.

D. Employees

As of December 31, 2023 and 2024, 2025 we had a total of 56, 33 and 118 full-time employees, respectively. The following table illustrates the allocation of these employees among the various job functions conducted at our company as of December 31, 2025.

Department	Number of Employees
Software Development	19
Sales & Marketing	16
Engineering Department	52
Administration & Human Resources	7
Operation	5
Finance and Accounting	11
Management	8
TOTAL	118

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

As required by applicable Chinese law, we have entered into standard employment contracts with all of our officers, managers and employees.

Our employees in China participate in a state pension scheme organized by Chinese municipal and provincial governments. We are required to contribute to the scheme at rates ranging from 13% to 18% of the average monthly salary. As of the date of this report, we have complied with the regulation and paid the state pension plan as required by law. In addition, we are required by Chinese law to cover employees in China with various types of social insurance. We have purchased social insurance for all of our full-time employees.

E. Share Ownership

The following table sets forth information regarding beneficial ownership of each class of our voting securities as of April 27, 2026 (i) by each person who is known by us to beneficially own 5% or more of each class of our voting securities; (ii) by each of our officers and directors; and (iii) by all of our officers and directors as a group. Unless otherwise specified, the address of each of the persons set forth below is in care of the Company, 21st Floor, Building 3, Tianjin Science and Technology Plaza, Keyan West Road, Nankai District, Tianjin 300192 China.

Name and Address of Beneficial Owner	Office, If Any	Title of Class	Amount and Nature of Beneficial Ownership(1)	Percent of Class(2)	Percent of Total Voting Power
Officers and Directors
Jianghuai Lin	Chairman and CEO	Class A Shares	50,418	100.00%	34.55%
		Ordinary Shares	133,332	1.40%	*
Bin Ma(3)	Co-CEO	Ordinary Shares	345,529	3.62%	2.37%
Zhiqiang Zhao	President and Director	Ordinary Shares	45,907	*	*
Liqiong (Iris) Yan	Chief Financial Officer	Ordinary Shares	45,910	*	*
Zhixiong Huang	Chief Operating Officer	Ordinary Shares	45,900	*	*
Guangzeng Chen	Chief Technology Officer	Ordinary Shares	2,567	*	*
Huan Li	Chief Marketing Officer	Ordinary Shares	16,564	*	*
Ping Cai	Director	Ordinary Shares	1,512	*	*
Yong Jiang	Director	Ordinary Shares	1,562	*	*
Remington C.H. Hu	Director	Ordinary Shares	1,562	*	*
All officers and directors as a group (Ten persons named above)		Class A Shares	50,418	100.00%	34.55%
		Ordinary Shares	640,345	6.70%	4.39%
5% Security Holders
Sunshine Utsa Capital Inc. (4)		Ordinary Shares	950,502	9.95%	6.51%
Lightning Mit Capital Inc. (5)		Ordinary Shares	950,502	9.95%	6.51%
Violay Capital Inc. (6)		Ordinary Shares	950,502	9.95%	6.51%
Hana International Holdings Limited (7)		Ordinary Shares	950,502	9.95%	6.51%
Luminary Capital Global Co., Ltd. (8)		Ordinary Shares	950,502	9.95%	6.51%
Dichromatic Technology Inc. (9)		Ordinary Shares	950,502	9.95%	6.51%

* Less than 1%

(1)	Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to our ordinary shares.

(2)	As of April 27, 2026, a total of 9,552,783 ordinary shares and 50,418 Class A Shares are considered to be outstanding pursuant to SEC Rule 13d-3(d)(1). There are no Preferred Shares outstanding. For each Beneficial Owner above, any securities that are exercisable or convertible within 60 days have been included in the denominator.

(3)	Bin Ma’s beneficial ownership of 345,529 ordinary Shares is held indirectly through Mabin Second Co., Ltd. MaBin Second Co., Ltd. is incorporated in the British Virgin Islands. Bin Ma, is the sole director and sole shareholder of MaBin Second Co., Ltd., and has sole voting and investment power over the shares held by MaBin Second Co., Ltd. The address of the registered office of MaBin Second Co., Ltd. is No. 2101, Building 3, Tianjin Science and Technology Plaza, Keyan West Road, Nankai District, Tianjin, China.

(4)	Sunshine Utsa Capital Inc.is incorporated in the British Virgin Islands. Wei Fu, is the sole director and sole shareholder of Sunshine Utsa Capital Inc., and has sole voting and investment power over the shares held by Sunshine Utsa Capital Inc. The address of the registered office of Sunshine Utsa Capital Inc. is No. 2101, Building 3, Tianjin Science and Technology Plaza, Keyan West Road, Nankai District, Tianjin, China.

(5)	Lightning Mit Capital Inc. is incorporated in the British Virgin Islands. Yue Zhang, is the sole director and sole shareholder of Lightning Mit Capital Inc., and has sole voting and investment power over the shares held by Lightning Mit Capital Inc. The address of the registered office of Lightning Mit Capital Inc. is No. 2101, Building 3, Tianjin Science and Technology Plaza, Keyan West Road, Nankai District, Tianjin, China.

(6)	Violay Capital Inc. is incorporated in the British Virgin Islands. Junping Sun, is the sole director and sole shareholder of Violay Capital Inc., and has sole voting and investment power over the shares held by Violay Capital Inc. The address of the registered office of Violay Capital Inc. is No. 2101, Building 3, Tianjin Science and Technology Plaza, Keyan West Road, Nankai District, Tianjin, China.

(7)	Hana International Holdings Limited is incorporated in the British Virgin Islands. Zhiqian Liu, is the sole director and sole shareholder of Hana International Holdings Limited, and has sole voting and investment power over the shares held by Hana International Holdings Limited. The address of the registered office of Hana International Holdings Limited is No. 2101, Building 3, Tianjin Science and Technology Plaza, Keyan West Road, Nankai District, Tianjin, China.

(7)	Luminary Capital Global Co., Ltd. is incorporated in the British Virgin Islands. Fuyuan Chu, is the sole director and sole shareholder of Luminary Capital Global Co., Ltd., and has sole voting and investment power over the shares held by Luminary Capital Global Co., Ltd. The address of the registered office of Luminary Capital Global Co., Ltd. is No. 2101, Building 3, Tianjin Science and Technology Plaza, Keyan West Road, Nankai District, Tianjin, China.

(8)	Dichromatic Technology Inc. is incorporated in the British Virgin Islands. Zhenlan Wang, is the sole director and sole shareholder of Dichromatic Technology Inc., and has sole voting and investment power over the shares held by Dichromatic Technology Inc. The address of the registered office of Dichromatic Technology Inc. is No. 2101, Building 3, Tianjin Science and Technology Plaza, Keyan West Road, Nankai District, Tianjin, China.

On August 18, 2025, at a special meeting of shareholders, the Company’s shareholders approved the adoption of Amended and Restated Memorandum and Articles of Association, which, among other things, created two new classes of shares: Class A Shares and Preferred Shares, and increased the Company’s authorized share capital from 100,000,000 ordinary shares to 5,060,000,000 shares divided into (i) 5,000,000,000 ordinary shares, (ii) 50,000,000 Class A Shares, and (iii) 10,000,000 Preferred Shares, each with no par value. Each Class A Share entitles its holder to 100 votes on all matters subject to a vote at general meetings. In connection with the foregoing, on September 1, 2025, 50,418 ordinary shares held by Mr. Jianghuai Lin were redeemed and reissued as 50,418 Class A Shares. See “Item 10.B. Additional Information—Memorandum and Articles of Association” for a more detailed description of our ordinary shares, Class A Shares and Preferred Shares.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to Item 6 “Directors, Senior Management and Employees-E. Share Ownership.”

B. Related Party Transactions

The following includes a summary of transactions since January 1, 2023 between us and certain related persons. We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

●

As of December 31, 2025, the net amounts due to related parties were $1.8 million, which consist of amounts due to related parts of $2.4 million and amounts due from related parties of $0.6 million. The amounts due to related parties included (i) borrowing from the Company’s Chairman and Co-Chief Executive Officer, Mr. Jianghuai Lin (“Mr. Lin”), of approximately $0.3 million, with an interest rate of 3%, and with maturity dates ranging from November 6, 2026 to December 30, 2026; and (ii) a loan balance of approximately $2.1 million (RMB15 million) from a related company 100% owned by Mr. Lin for 12-month at an interest rate of 4.75% per annum, which mature on April 15, 2026 and May 31, 2026. The amounts due from related parties included the advances to the Company’s Co-Chief Executive Officer, Mr. Bin Ma, of approximately $0.6 million, which was interest-free and was due on demand. The amounts due from related parties incurred before the Company’s acquisition of Skyladder Group in November 2025, and had been fully collected by April 2026. As of the date of this report, the outstanding balance owed to Mr. Lin is approximately 0.3 million and the outstanding balance of the loan owed to the related company owned by Mr. Lin is approximately $2.1 million (RMB15 million).

As of December 31, 2024 and 2023, the amounts due to related parties was $1.7 million and $3.0 million, respectively, which included the borrowing from Mr. Lin, of approximately $0.4 million and $0.9 million, respectively, without interest and matures on December 31, 2025, and a loan balance of approximately $1.3 million (RMB10 million) and approximately $2.1 million (RMB15 million), respectively, from a related company 100% owned by Mr. Lin for 12-month at the interest of 5.85% per annum, which matured on April 15, 2025.

●	As of December 31, 2025, 2024 and 2023, the Company had short-term and long-term bank loans of approximately $9.7 million, $7.9 million and $8.5 million, respectively. These loans were guaranteed by Mr. Lin and other Company assets.

●	On September 1, 2025, upon shareholders’ approval, 50,418 ordinary shares held by Mr. Lin were redeemed and reissued as 50,418 Class A Shares.

See also Item 6 “Directors, Senior Management and Employees-B. Compensation.”

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

We have appended consolidated financial statements filed as part of this annual report. See Item 18 “Financial Statements.”

Legal Proceedings

We may be subject to legal proceedings, investigations and claims incidental to the conduct of our business from time to time. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management’s time and attention.

In 2025, during the compulsory liquidation of Anhui Taoping New Media Co., Ltd., a former affiliate of the Company, the liquidation team claimed unpaid subscribed capital contributions from Taoping New Media Co., Ltd., a subsidiary of the Company and former shareholder of the liquidating entity. Pursuant to the first-instance judgment in April 2025 and the second-instance (final) judgment in December 2025, Taoping New Media Co., Ltd. was ordered to pay the subscribed capital contribution of RMB 200,000 (approximately $27,800), plus case acceptance fee and announcement fee totaling RMB 3,382 (approximately $500). The Company accrued a provision of approximately $27,800 for the loss in 2025. This matter is not material to the Company’s consolidated financial condition or results of operations.

Dividend Policy

To date, we have not paid any cash dividends on the Company’s ordinary shares or Class A Shares. As a BVI company, we may only declare and pay dividends if our directors are satisfied, on reasonable grounds, that immediately after the distribution (i) the value of our assets will exceed our liabilities and (ii) we will be able to pay our debts as they fall due. We currently anticipate that we will retain any available funds to finance the growth and operation of our business and we do not anticipate paying any cash dividends in the foreseeable future. Additionally, our cash held in foreign countries may be subject to certain control limitations or repatriation requirements, limiting our ability to use this cash to pay dividends.

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

B. Memorandum and Articles of Association

The following represents a summary of certain key provisions of the Company’s current memorandum and articles of association. The summary does not purport to be a summary of all of the provisions of the Company’s memorandum and articles of association and of all relevant provisions of BVI law governing the management and regulation of BVI companies.

Register

Taoping was incorporated in the BVI on June 18, 2012 under the BVI Act. On August 18, 2025, the shareholders of Taoping approved the adoption of amended and restated memorandum and articles of association, which authorizes the issuance of up to 5,060,000,000 shares divided into three classes: (1) 5,000,000,000 ordinary shares with no par value each; (2) 50,000,000 Class A Shares with no par value; and (3) 10,000,000 Preferred Shares with no par value each, which may be issued from time to time at the discretion of the Board of Directors without shareholder approval. The Preferred Shares shall have such rights as specified by the Board of Directors at the time of issuance of such Preferred Shares and the Board of Directors may amend and restate the Company’s memorandum and articles of association to reflect any such rights, any or all of which may be greater than the powers and rights associated with the ordinary shares.

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

On May 29, 2025, Taoping completed a share combination of the Company’s ordinary shares at a ratio of one-for-thirty, which decreased its outstanding ordinary shares to approximately 0.89 million shares. This share combination did not change the maximum number of shares Taoping is authorised to issue or the par value of its ordinary shares. Accordingly, except as otherwise indicated, all share and per share information contained in this annual report has been restated to retroactively show the effect of the share combination.

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

Taoping’s memorandum and articles of association provide that a director who is interested in a transaction entered into or to be entered into by the Company may: (i) vote on a matter relating to the transaction; (ii) attend a meeting of directors at which a matter relating to the transaction arises and be included among the directors present at the meeting for the purposes of a quorum; and (iii) sign a document on our behalf, or do any other thing in his capacity as a director, that relates to the transaction. Additionally, Taoping’s articles of association provide that no director shall be disqualified by his office from contracting with the Company either as a buyer, seller or otherwise, nor shall any such contract or arrangement entered into by or on the Company’s behalf in which any director shall be in any way interested be voided, nor shall any director so contracting or being so interested be liable to account to us for any profit realized by any such contract or arrangement, by reason of such director holding that office or by reason of the fiduciary relationship thereby established, provided such director shall, immediately after becoming aware of the fact that he is interested in a transaction entered into or to be entered into by us, disclose such interest to the Company’s Board of Directors. A director is not required to make such a disclosure if: (i) the transaction or proposed transaction is between us and the director, and (ii) the transaction or proposed transaction is or is to be entered into in the ordinary course of the Company’s business and on usual terms and conditions. A disclosure to the Company’s Board of Directors to the effect that a director is a member, director, officer or trustee of another named company or other person and is to be regarded as interested in any transaction which may, after the date of the entry or disclosure, be entered into with that company or person, is a sufficient disclosure of interest in relation to that transaction. Such a disclosure is not made to our Board of Directors unless it is made or brought to the attention of every director on the Board of Directors. Subject to Section 125(1) of the BVI Act, the failure by a director to comply with this provision does not affect the validity of a transaction entered into by the director or the Company.

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

Questions arising at any meeting of directors shall be decided by a two-thirds majority of votes. In case of an equality in votes the Chairman of the Board of Directors shall not have a second or casting vote.

Rights and Obligations of Shareholders

Dividends. Subject to the BVI Act, the directors may, by resolution of directors, authorize a distribution (including a dividend) by the Company to its shareholders at such time and of such an amount as they think fit if they are satisfied, on reasonable grounds, that immediately after the distribution, the value of our assets exceeds our liabilities and we are able to pay our debts as they fall due. Any distribution payable in respect of a share which has remained unclaimed for three years from the date when it became due for payment shall, if the board of the directors so resolves, be forfeited for the benefit of the Company. The directors may, before recommending any distribution, set aside out of the profits of the Company such sums as they think proper as a reserve or reserves which shall, at their discretion, either be employed in the business of the Company or be invested in such investments as the directors may from time to time think fit. The holder of each ordinary share or each Class A Share has the right to an equal share in any distribution paid by us.

Voting Rights. Each ordinary share confers on the shareholder the right to one vote at a meeting of the shareholders or on any resolution of shareholders on all matters before the Company’s shareholders. Each Class A Share confers on the holder the right to one hundred (100) votes on all matters subject to vote at a meeting of the shareholders or on any resolution of shareholders on all matters before the Company’s shareholders.

Winding Up. The holder of each ordinary share or each Class A Share is entitled to an equal share in the distribution of the surplus assets of us on a winding up.

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

Class A Shares

Class A Shares may only be issued to the following eligible recipients: (1) an incumbent director of the Company, (2) an incumbent executive officer of the Company, (3) incumbent members of the Company, or (4) companies wholly owned by such directors, executive officers, or members, at such times and on such terms, for such consideration, and subject to such conditions as the directors, in their absolute discretion, may think fit.

Each Class A Share is convertible into one ordinary share at the option of the holder upon giving five days’ notice to the Company. Ordinary shares are not convertible into Class A Shares under any circumstances.

Unless a holder of Class A Shares otherwise notifies the Company prior to any transfer that the proposed transferee is a “Permitted Transferee” (as defined in the amended and restated memorandum and articles of association) and provides satisfactory evidence thereof, as determined by the directors in their sole discretion, any Class A Shares that it purports to transfer shall automatically be converted into ordinary shares immediately prior to the consummation of such transfer. The directors shall have the authority to review and approve or reject the proposed transfer based on the transferee’s status.

Notwithstanding any other provision of the articles of association, each Class A Share shall be automatically converted into an ordinary share immediately upon the holders of Class A Shares in aggregate beneficially owning less than 5% of the total issued and outstanding Class A Shares as of the date of registration of the amended and restated memorandum and articles of association.

On September 1, 2025, upon the shareholders’ approval, the Company redeemed 50,418 ordinary shares held by Mr. Jianghuai Lin and reissued 50,418 Class A Shares to Mr. Lin.

Preferred Shares

The amended and restated memorandum and articles of association provide that Preferred Shares may be issued from time to time in one or more series. The Board of Directors is authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series.

The Board of Directors is able to, without shareholder approval, issue Preferred Shares with voting and other rights that could adversely affect the voting power and other rights of the holders of other voting shares of the Company and could have anti-takeover effects.

Changes in Rights of Shareholders

Under the Company’s memorandum and articles of association, if at any time the shares which we are authorized to issue are divided into more than one class or series of shares, the rights attaching to any class may only be changed by a consent in writing of the holders of a majority of the issued shares of that class or with the sanction of a resolution passed by the holders of at least a majority of the shares of the class present in person or by proxy at a separate general meeting of the holders of the shares of the class. At such a separate general meeting, the quorum shall be at least one person holding or representing by proxy a majority of the voting rights of the issued shares of the class.

Meetings

Under the BVI Act, there is no requirement for an annual meeting of shareholders. Under the Company’s memorandum and articles of association, we are not required to hold an annual meeting of shareholders. The Company’s shareholders’ meetings may be held at such times and in such place within or outside the BVI as our Board of Directors considers appropriate.

Our Board of Directors shall call a shareholders’ meeting if requested in writing to do so by shareholders entitled to exercise at least one-third of the voting rights in respect of the matter for which the meeting is being requested. Our Board of Directors shall give not less than 10 days and not more than 60 days prior written notice of a shareholders’ meeting to those persons whose names on, either (a) the date the notice is given or (b) on a date fixed by the directors as the record date (which must be a date that is not less than 10 days nor more than 60 days prior to the meeting), appear as shareholders in our register and are entitled to vote at the meeting. The inadvertent failure of the directors to give notice of a meeting to a shareholder, or the fact that a shareholder has not received notice, does not invalidate the meeting.

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

The Company’s shareholders have no cumulative voting rights. The Company’s shareholders take action by a majority of votes cast by shareholders entitled to vote and voting, unless otherwise provided by the BVI Act or the Company’s memorandum and articles of association. A resolution of shareholders may also be passed in writing by the holders of a majority of (in excess of fifty (50) percent of) the votes of those shareholders entitled to vote on the resolution.

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

We may, by a resolution of shareholders, amend the Company’s memorandum of association to increase or decrease the maximum number of shares authorized to be issued.

Amendments to Memorandum and Articles of Association

The Company’s memorandum of association may be amended by resolution of shareholders and the Company’s articles of association may be amended by resolution of shareholders or resolution of directors. Except that the board of directors may amend the memorandum and articles of association to reflect Preferred Share rights without shareholder approval, the memorandum of association cannot be amended the directors.

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

The directors shall give notice of any such resolutions passed to amend the memorandum and / or articles of association to the registered agent of the Company, for the registered agent to file with the Registrar of Corporate Affairs of the BVI a notice of the amendment to the memorandum of association or articles of association, or a restated memorandum and articles of association incorporating the amendment(s) made (as the case may be), and any such amendment(s) to the memorandum of association or articles of association will take effect from the date of the registration by the Registrar of Corporate Affairs of the notice of amendment or restated memorandum and articles of association incorporating the amendment(s) made.

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

Conflict of Interests

Similar to the laws of most U.S. jurisdictions, when a director becomes aware of the fact that he has an interest in a transaction which we are to enter into, he must disclose it to our Board of Directors. However, with sufficient disclosure of interest in relation to that transaction, the director who is interested in a transaction entered into or to be entered into by us may (i) vote on a matter relating to the transaction; (ii) attend a meeting of directors at which a matter relating to the transaction arises and be included in the quorum; and (iii) sign a document on behalf of us, or do any other thing in his capacity as a director, that relates to the transaction.

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

Takeover Provisions

Some provisions of the Company’s memorandum and articles of association may discourage, delay or prevent a change in control of the Company or management that shareholders may consider favorable. For instance, subject to the memorandum of association being amended by resolution of shareholders, the Board of Directors is authorized to issue Preferred Shares in different series and, with respect to each series, to determine the designations, powers, preferences, privileges and other rights, including dividend rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers and rights associated with the ordinary shares or Class A Shares, at such times and on such other terms as they think proper.

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

D. Exchange Controls

BVI Exchange Controls

There are no material exchange controls restrictions on payment of dividends, interest or other payments to the holders of Taoping’s shares or on the conduct of our operations in the BVI, where Taoping was incorporated. There are no material BVI laws that impose any material exchange controls on us or that affect the payment of dividends, interest or other payments to nonresident holders of Taoping’s shares. BVI law and the Company’s memorandum and articles of association do not impose any material limitations on the right of non-residents or foreign owners to hold or vote the Company’s shares.

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

PRC residents or entities who had contributed legitimate onshore or offshore interests or assets to SPVs but had not obtained registration as required before the implementation of the SAFE Circular 37 must register their ownership interests or control in the SPVs with qualified banks. An amendment to the registration is required if there is a material change with respect to the SPV registered, such as any change of basic information (including change of the PRC residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, and mergers or divisions. Failure to comply with the registration procedures set forth in SAFE Circular 37 and the subsequent notice, or making misrepresentation on or failure to disclose controllers of the foreign-invested enterprise that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the relevant foreign-invested enterprise, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations. See “Risk Factors-Risks Relating to Doing Business in China-PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries or limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits.”

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

We adopted equity incentive plans, under which we have the discretion to award incentives and rewards to eligible participants. We have advised the recipients of awards under our equity incentive plan to handle relevant foreign exchange matters in accordance with the Stock Incentive Plan Notice. However, we cannot guarantee that all employee awarded equity-based incentives can successfully register with SAFE in full compliance with the Stock Incentive Plan Notice. See “Risk Factors-Risks Relating to Doing Business in China-Any failure to comply with PRC regulations regarding employee share incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.”

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

The EIT Law also provides that enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. Its implementation rules further define the term “de facto management body” as the management body that exercises substantial and overall management and control over the business, personnel, accounts, and properties of an enterprise. While we do not currently consider Taoping or any of Taoping’s overseas subsidiaries to be a PRC resident enterprise, there is a risk that the PRC tax authorities may deem Taoping or any of its overseas subsidiaries as a PRC resident enterprise since a substantial majority of the members of Taoping’s management team as well as the management team of our overseas subsidiaries are located in China, in which case Taoping or the overseas subsidiaries, as the case may be, would be subject to the PRC enterprise income tax at the rate of 25% on worldwide income. If the PRC tax authorities determine that Taoping is a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. Under the EIT Law and its implementation regulations issued by the State Council, a 10% PRC withholding tax is applicable to dividends paid to investors that are non-resident enterprises, which do not have an establishment or place of business in the PRC or which have such establishment or place of business but the dividends are not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within the PRC. In addition, any gain realized on the transfer of shares by such investors is also subject to PRC tax at a rate of 10%, if such gain is regarded as income derived from sources within the PRC. If we are deemed a PRC resident enterprise, dividends paid on the Company’s shares, and any gain realized from the transfer of the Company’s shares, may be treated as income derived from sources within the PRC and may as a result be subject to PRC taxation. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to individual investors who are non-PRC residents and any gain realized on the transfer of shares by such investors may be subject to PRC tax at a current rate of 20% (which in the case of dividends may be withheld at source). Any PRC tax liability may be reduced under applicable tax treaties or tax arrangements between China and other jurisdictions. If Taoping or any of its subsidiaries established outside of China are considered a PRC resident enterprise, it is unclear whether holders of Taoping shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas.

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

We are subject to the informational requirements of the Exchange Act as a foreign private issuer and file reports and other information with the SEC. Reports and other information filed by us with the SEC, including this report, may be viewed from the SEC’s Internet site at http://www.sec.gov. In accordance with Nasdaq Stock Market Rule 5250(d), we will also post this annual report on Form 20-F on our website at www.taop.com. In addition, we will provide hardcopies of our annual report free of charge to shareholders upon request.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from certain provisions of Section 16 of the Exchange Act.

I. Subsidiary Information

Not applicable.

J. Annual Report to Security Holders

If we are required to provide an annual report to security holders, we will submit the annual report to security holders in electronic format in accordance with the EDGAR Filer Manual.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

We deposit surplus funds with Chinese banks earning daily interest. We do not invest in any instruments for trading purposes. Most of our outstanding debt instruments carry fixed rates of interest. Our operations generally are not directly sensitive to fluctuations in interest rates. The long-term debt outstanding was $5.7 million and $ 5.8 million as of December 31, 2025 and 2024, respectively. A hypothetical 1.0% increase in the annual interest rates for all of our credit facilities under which we had outstanding borrowings at December 31, 2025 would increase net loss before income taxes by approximately $97,000 or less than 1% for the year ended December 31, 2025. Management monitors the banks’ prime rates in conjunction with our cash requirements to determine the appropriate level of debt balances relative to other sources of funds. We have not entered into any hedging transactions in an effort to reduce our exposure to interest rate risk.

Foreign Exchange Risk

While our reporting currency is the U.S. dollar, substantially all of our consolidated revenues and consolidated costs and expenses are denominated in RMB. Substantially all of our assets are denominated in RMB except for cash. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between the U.S. dollar and the RMB. If the RMB depreciates against the U.S. dollar, the value of our RMB revenues, earnings and assets as expressed in our U.S. dollar financial statements will decline. Assets and liabilities are translated at exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and equity is translated at historical exchange rates. Any resulting translation adjustments are not included in determining net income but are included in determining other comprehensive income, a component of equity. An average appreciation (depreciation) of the RMB against the U.S. dollar of 5% would increase (decrease) our comprehensive income by $1.2 million based on our outstanding revenues, costs and expenses, assets and liabilities denominated in RMB as of December 31, 2025. As of December 31, 2025, our accumulated other comprehensive income was approximately $23.8 million. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITIES HOLDERS AND USE OF PROCEEDS

On August 18, 2025, the Company’s shareholders adopted the Amended and Restated Memorandum and Articles of Association (the “Amended Articles”), which became effective on August 19, 2025. The Amended Articles made the following material modifications to the rights of the Company’s security holders:

Reclassification of Share Capital

Prior to the adoption of the Amended Articles, the Company was authorized to issue 100,000,000 ordinary shares of a single class with no par value. Under the Amended Articles, the Company’s authorized share capital has been restructured into three classes, authorizing the issuance of up to 5,060,000,000 shares, consisting of: (i) 5,000,000,000 ordinary shares, (ii) 50,000,000 Class A Shares, and (iii) 10,000,000 Preferred Shares, each with no par value.

Voting Rights

Each ordinary share entitles its holder to one (1) vote on any resolution of members. Each Class A Share entitles its holder to one hundred (100) votes on any resolution of members. Ordinary shares are not convertible into Class A Shares.

The rights, preferences, and privileges of the Preferred Shares shall be determined by the Board of Directors of the Company pursuant to a resolution of directors, and the Board of Directors is empowered to amend and restate the Company’s memorandum and articles of association to reflect such rights without requiring member approval.

Issuance Restrictions on Class A Shares

Class A Shares may only be issued to “Eligible Class A Holders,” defined as persons who are, at the time of issuance, incumbent directors, executive officers, or incumbent members of the Company, or companies wholly owned by such persons.

Conversion of Class A Shares

Holders of fully paid Class A Shares may convert their shares into ordinary shares at any time on a one-for-one basis (the “Conversion Ratio”) by providing five (5) days’ prior written notice to the Company. Conversion is effected by way of re-designation of Class A Shares as ordinary shares, rather than by redemption and reissue, and becomes effective upon entry in the register of members. The Company is required at all times to reserve and keep available a sufficient number of authorized but unissued ordinary shares to satisfy the conversion of all outstanding Class A Shares.

The Conversion Ratio is subject to adjustment in the event of any subdivision, combination, bonus issue, or similar recapitalization affecting the ordinary shares or Class A Shares. Ordinary shares issued upon conversion are credited as fully paid, rank pari passu with all existing ordinary shares, and entitle the holder to a pro rata share of any dividends declared after the date of conversion.

Automatic Conversion of Class A Shares

All outstanding Class A Shares will automatically convert into ordinary shares at the then-applicable Conversion Ratio if the holders of Class A Shares in aggregate beneficially own less than five percent (5%) of the total number of Class A Shares originally issued by the Company.

Transfer Restrictions on Class A Shares

Any transfer of Class A Shares to a person who is not a “Permitted Transferee” (as defined in the Amended Articles) will result in the automatic conversion of such Class A Shares into ordinary shares immediately prior to the registration of the transfer. The Board of Directors has the authority to review, approve, or reject any proposed transfer of Class A Shares.

Changes to Governance Thresholds

The threshold for members to requisition a meeting of members has been increased from ten percent (10%) to one-third (1/3) of the votes of the shares entitled to vote on the matter. The voting standard for decisions of the Board of Directors has been changed from a simple majority to a two-thirds majority of the votes of those directors present and entitled to vote. Written resolutions of directors now require the approval of all directors entitled to receive notice, replacing the prior standard of a majority.

The foregoing description of the Amended Articles is qualified in its entirety by reference to the full text of the Amended Articles, a copy of which is filed as Exhibit 1.1 to this report and incorporated herein by reference.

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

As required by Rule 13a-15(e), our management has carried out an evaluation, with the participation and under the supervision of our Co-Chief Executive Officer, Mr. Jianghuai Lin and our Chief Financial Officer, Ms. Liqiong (Iris) Yan, of the effectiveness of the design and operation of our disclosure controls and procedures, as of December 31, 2025. Based upon, and as of the date of this evaluation, Mr. Lin and Ms. Yan, determined that, as of December 31, 2025, our disclosure controls and procedures were not effective due to the deficiencies in our internal control over financial reporting, which are described below.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting refers to the process designed by, or under the supervision of, our Co-Chief Executive Officers and Chief Financial Officer, and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP, and includes those policies and procedures that:

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2025. In making this assessment, management used the framework set forth in the report entitled Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company’s internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Based on our assessment, as a result of the deficiencies described below, we determined that, as of December 31, 2025, our internal control over financial reporting was not effective based on those criteria.

As a result of our assessment, management identified the following control deficiencies as of December 31, 2025: (1) We lack of formal process in respect of management going concern assessment; (2) We do not have sufficient formal procedures to be applied for the impairment assessment of the property, plant and equipment and long-lived assets and to consider appropriately all the internal and external impairment indicators as well; (3) We do not have relevant training to current finance team with the latest US GAAP accounting and reporting knowledge; and (4) We lack of formal procedures for the board to identify related parties and related party transactions.

We have taken steps to remediate these deficiencies as soon as practicable by implementing a plan to improve our internal control over financial reporting including, but not limited to, hiring additional internal staff and/or outside consultants experienced in US GAAP financial reporting as well as in SEC reporting requirements. In 2021, we promoted Ms. Liqiong (Iris) Yan to be our Chief Financial Officer to oversee our internal control over financial reporting, and recruited seasoned accounting staff to improve our technical capability for financial reporting process. Our management team will continue to monitor and evaluate the effectiveness of our internal controls and procedures and our internal controls over financial reporting on an ongoing basis and is committed to taking further action and implementing additional enhancements or improvements.

Our management does not believe that these deficiencies had a material effect on our financial condition or results of operations or caused our financial statements as of and for the year ended December 31, 2025 to contain a material misstatement.

Attestation Report of the Registered Public Accounting Firm

Because the Company is a non-accelerated filer, this annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.

Changes in Internal Control Over Financial Reporting

Except as described above, there have been no changes in our internal control over financial reporting during the fiscal year ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. Remington C.H. Hu is an “audit committee financial expert” and that he is an “independent director” as defined by the rules and regulations of Nasdaq.

ITEM 16B. CODE OF ETHICS

Our code of conduct and business ethics conforms to the rules and regulations of Nasdaq. The code of conduct and business ethics applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer, and addresses, among other things, honesty and ethical conduct, conflicts of interest, compliance with laws, regulations and policies, including disclosure requirements under the federal securities laws, confidentiality, trading on inside information, and reporting of violations of the code. A copy of conduct and business ethics has been filed as Exhibit 11.1 to the annual report on Form 20-F dated March 30, 2018. Our code of ethics is also posted on the corporate governance page of our website at www.taop.com. During the fiscal year ended December 31, 2025, there were no waivers of our code of ethics.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with services rendered by our principal external auditors for the periods indicated.

	Fiscal Year Ended December 31,
	2025	2024
Audit Fees	$631,887	$231,821
Tax Fees	40,000	40,000
TOTAL	$671,887	$271,821

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

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G. CORPORATE GOVERNANCE

We are incorporated in the BVI and our corporate governance practices are governed by applicable BVI law, and our memorandum and articles of association. In addition, because our ordinary shares are listed on Nasdaq, we are subject to Nasdaq’s corporate governance requirements.

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

In addition, Maples and Calder has provided a letter to Nasdaq certifying that under BVI law, we are not required to hold annual shareholders’ meetings. In the fiscal year 2025, we followed the home country practice and did not hold an annual meeting of shareholders.

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

ITEM 18. FINANCIAL STATEMENTS

The full text of our audited consolidated financial statements begins on page F-1 of this annual report.

ITEM 19. EXHIBITS

Exhibit No.	Description

1.1	Amended and Restated Memorandum and Articles of Association of the registrant
2.1	Description of Rights of Ordinary Shares Registered Pursuant to Section 12 of the Exchange Act as of December 31, 2025
4.1	Form of Independent Director Agreement (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form F-4 filed by the registrant on June 21, 2012)
4.2	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form F-4 filed by the registrant on June 21, 2012)
4.3	Form of Stock Option Agreement (incorporated by reference to Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K furnished by the registrant on June 1, 2016)
4.4	Taoping Inc. 2016 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 4.1 to the Report of Foreign Private Issuer on Form 6-K furnished by the registrant on May 10, 2021)
4.5	Form of Standby Equity Purchase Agreement (Private), dated July 17, 2023 (incorporated by reference to Exhibit 4.2 to the Report of Foreign Private Issuer on Form 6-K furnished by the registrant on July 19, 2023)
4.6	Form of Securities Purchase Agreement, dated February 26, 2025 (incorporated by reference to Exhibit 10.1 to the Report of Foreign Private Issuer on Form 6-K furnished by the registrant on February 27, 2025)
4.7	English Translation of Form of Bank Facility Agreement (incorporated by reference to Exhibit 4.10 to the Annual Report on Form 20-F filed on April 29, 2025)
4.8	Taoping Inc. 2024 Equity Incentive Plan (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-8 filed by the registrant on December 9, 2024)
4.9	Share Purchase Agreement, dated September 29, 2025, by and among Taoping Holdings Limited, Taoping Inc., Skyladder Holdings Limited and Skyladder Group Limited (incorporated by reference to Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K furnished by the registrant on September 30, 2025)
4.10	Share Purchase Agreement – Supplemental Agreement, dated November 25, 2025 by and among Taoping Holdings Limited, Taoping Inc., Skyladder Holdings Limited and Skyladder Group Limited (incorporated by reference to Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K furnished by the registrant on December 1, 2025)
4.11	English Translation of Office Lease Agreement, dated May 6, 2025, between Tianjin Tiankai Development Group Co., Ltd. and Skyladder New Century (Tianjin) IoT Technology Co., Ltd.
8.1	List of the registrant’s subsidiaries
11.1	Code of Conduct and Business Ethics, adopted on June 20, 2012 (incorporated by reference to Exhibit 11.1 to the Annual Report on Form 20-F filed on March 30, 2018)
11.2	Insider Trading Policy (incorporated by reference to Exhibit 11.2 to the Annual Report on Form 20-F filed on April 29, 2025)
12.1	Certifications of Principal Executive Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)
12.2	Certifications of Principal Financial Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)
13.1	Certifications of Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certifications of Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent from PKF Littlejohn LLP, Independent Registered Public Accounting Firm
97.1	Clawback Policy of the Registrant (incorporated by reference to Exhibit 97.1 to the Annual Report on Form 20-F furnished by the registrant on April 25, 2024)
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 30, 2026	TAOPING INC.

/s/ Jianghuai Lin
Jianghuai Lin
Co-Chief Executive Officer (Principal Executive Officer)

TAOPING INC.

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Taoping Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Taoping Inc. (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of operations, the consolidated statements of comprehensive income (loss), the consolidated statements of changes in equity and the consolidated statements of cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the competitive market in China impacting the legacy business, potential financial consequence from the escalated tariff and geopolitical disorders and the uncertainty about the availability of future financing raise substantial doubt about the Company’s ability to continue as a going concern in the shorter term. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of the uncertainty.

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

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the Substantial Doubt about the Company’s Ability to Continue as Going Concern section of this report and Note 1 to the consolidated financial statements, the competitive market in China impacting the legacy business, potential financial consequence from the escalated tariff and geopolitical disorders and the uncertainty about the availability of future financing raise substantial doubt about the Company’s ability to continue as a going concern in the shorter term. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1 to the consolidated financial statements.

The principal considerations for our determination that the evaluation of management’s going concern assessment is a critical audit matter are the significant judgment and subjectivity inherent risk in the Company’s assumptions made in the going concern assessment and the uncertainty of the Company’s ability to secure funding subsequent to December 31, 2025.

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

c.	evaluating the adequacy of the Company’s consolidated financial statements disclosures.

Business acquisition

As disclosed in Note 3 to the consolidated financial statements, on September 29, 2025, the Company and Taoping Holdings Limited, a wholly owned subsidiary of the Company, entered into a share purchase agreement with Skyladder Holding Limited to acquire a 100% equity interest in Skyladder Group Limited (the “Acquisition”). The Acquisition was consummated on November 26, 2025.

The accounting for the Acquisition is complex due to the significant judgements and estimates that are required to determine the values of the consideration transferred and the identification and measurement of the fair value of the assets acquired and liabilities assumed. In addition, due to the size of the acquisition, we considered this to be a critical audit matter.

Our audit procedures in respect of the business combination included:

a.	involving our own valuation specialists to support us in challenging the methodologies used to identify the assets acquired and liabilities assumed;

b.	challenging the fair value of the contingent consideration, which included assessing forecast business performance against underlying contracts and comparing forecasts against historical performance and results since acquisition date;

c.	challenging management’s assessment relating to the lack of additional identifiable intangible assets on acquisition by pointing to corroborating evidence; and

d.	evaluating the adequacy of the Company’s consolidated financial statements disclosures.

Revenue recognition

As disclosed in Note 2 to the consolidated financial statements, the Company recognizes revenue from product, software, advertising service, project, maintenance, repair and operations supply and services. These revenues are recognized upon transfer of control of promised products or completion of service. Judgment is exercised by the management of the Company in determining recognition criteria through evaluation on the terms and conditions in the contracts with customers and the identification of performance obligations in the recognition of revenue. Given the volume of transactions and susceptibility of revenue to fraud risk, there is a risk that fictitious revenue may be recorded. The principal considerations for our determination that revenue recognition is a critical audit matter are:

a.	revenue is material to the consolidated financial statements;

b.	judgement by management of the Company in determining the recognition criteria to recognize revenue and the identification of performance obligations was extensive and it required a high degree of auditor judgement; and

c.	revenue carries presumed fraud risk.

Our audit procedures in respect of the revenue recognition included:

a.	updating our understanding of revenue system and reviewing related internal controls relevant to the revenue;

b.	examining sales contracts with major customers in different revenue streams and evaluating the recognition criteria determined and the performance obligations identified by the management of the Company;

c.	performing data analytical procedures to identify any fictitious revenue through the posting of manual journals during the last month of the financial year and, where relevant, obtained supporting evidence for the journals;

d.	conducting substantive transaction and cut-off test to a combination of supporting contracts, customer-signed acceptance forms, delivery notes and cash receipts;

e.	conducting analytical review on revenue; and

f.	evaluating the adequacy of the Company’s consolidated financial statements disclosures.

/s/ PKF Littlejohn LLP

PKF Littlejohn LLP

We have served as the Company’s auditor since 2021.

London, United Kingdom

April 30, 2026

PCAOB ID No.: 2814

TAOPING INC.

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2025 AND 2024

	NOTES	December 31, 2025	December 31, 2024
ASSETS

CURRENT ASSETS
Cash and cash equivalents		$2,131,861	$1,576,632
Accounts receivable, net	2(e)	8,981,264	7,881,089
Accounts receivable-related parties, net	2(e)	258,742	43,455
Advances to suppliers	2(f)	10,333,314	12,838,970
Contract assets		789,320	-
Prepaid expenses		71,719	103,243
Inventories, net	8	790,207	6,317,173
Other current assets	13	3,057,741	727,584
TOTAL CURRENT ASSETS		26,414,168	29,488,146

Property, equipment and software, net	9	5,670,216	5,554,328
Long-term investments	15	-	86,271
Right-of-use assets		85,868	-
Goodwill	3	7,277,374	-
TOTAL ASSETS		$39,447,626	$35,128,745

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Short-term bank loans	11(a)	$4,005,325	$2,086,723
Accounts payable		3,071,456	993,103
Advances from customers	2(g)	588,446	3,435,512
Advances from customers-related parties	2(g)	2,672	37,044
Amounts due to related parties, net	7(c)	1,804,565	1,725,133
Accrued payroll and benefits		660,410	884,949
Other payables and accrued expenses	17	3,931,171	4,292,657
Income tax payable		3,981	3,197
Lease liability-current	14	42,663	-
TOTAL CURRENT LIABILITIES		14,110,689	13,458,318

Lease liability	14	62,696	-
Long-term bank loans	11(b)	5,733,552	5,801,096
TOTAL LIABILITIES		19,906,937	19,259,414

EQUITY
Ordinary shares, 2025 and 2024: par $0; authorized capital 5,000,000,000 shares; shares issued and outstanding, December 31, 2025: 9,552,783 shares; December 31, 2024: 472,764 shares;	19	194,458,213	170,757,735
Class A shares, 2025 and 2024: par $0; authorized capital 50,000,000 shares; shares issued and outstanding, December 31, 2025: 50,418 shares; December 31, 2024: 0 shares;	19	100,836	-
Preferred shares, 2025 and 2024: par $0; authorized capital 10,000,000 shares; shares issued and outstanding, December 31, 2025 and 2024: 0 shares*	19	-	-
Additional paid-in capital	19	11,568,652	22,447,083
Reserve	18	10,209,086	10,209,086
Accumulated deficit		(220,633,658)	(210,571,935)
Accumulated other comprehensive income		23,837,560	23,027,362
Total equity of the Company		19,540,689	15,869,331
Non-controlling interest		-	-
TOTAL EQUITY		19,540,689	15,869,331

TOTAL LIABILITIES AND EQUITY		$39,447,626	$35,128,745

*	On May 29, 2025, the Company implemented a one-for-thirty reverse stock split of the Company’s issued and outstanding ordinary shares. Except shares authorized, all references to number of shares, and to per share information in the consolidated financial statements have been retroactively adjusted.

The accompanying notes are an integral part of these consolidated financial statements

TAOPING INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

	NOTES	2025	2024	2023
Revenue – Products		$23,056,364	$24,494,503	$24,073,593
Revenue – Products-related parties	7(a)	-	134,077	165,520
Revenue – Advertising		4,198,309	4,290,173	5,001,695
Revenue – Software		1,413,898	7,446,966	8,792,781
Revenue – Software-related parties	7(a)	-	-	6,021
Revenue – Project		1,778,336	-	-
Revenue – MRO		67,440	-	-
Revenue – Service		55,129	-	-
Revenue - Others		243,254	304,484	596,025
Revenue – Others-related parties	7(b)	3,805	2,309	-
TOTAL REVENUE		30,816,535	36,672,512	38,635,635

Cost – Products		21,073,537	22,148,743	21,389,832
Cost – Advertising	2(t)	4,168,477	4,307,542	3,945,211
Cost – Software		645,600	2,430,562	4,145,233
Cost – Project		1,520,046	-	-
Cost – MRO		31,551	-	-
Cost – Service		3,337	-	-
Cost – Others		5,281	15,215	303,078
TOTAL COST		27,447,829	28,902,062	29,783,354

GROSS PROFIT		3,368,706	7,770,450	8,852,281

Administrative expenses		9,831,502	6,209,596	5,600,578
Research and development expenses		1,712,152	2,424,127	2,967,043
Selling expenses		1,058,728	745,289	482,358
LOSS FROM OPERATIONS		(9,233,676)	(1,608,562)	(197,698)

Subsidy income		32,634	58,540	292,797
(Loss) from equity method investment		-	-	(8,031)
Other income, net		159,950	203,081	267,292
Interest income		1,356	2,241	2,100
Interest expense and debt discounts expense		(978,900)	(460,544)	(580,630)

Loss before income taxes		(10,018,636)	(1,805,244)	(224,170)

Income tax (expense)	12	(43,087)	(14,143)	(7,980)

Net (loss) from continuing operations		(10,061,723)	(1,819,387)	(232,150)
Net (loss) from discontinued operations	10	-	-	(465,791)
NET LOSS		(10,061,723)	(1,819,387)	(697,941)
Less: net loss attributable to the non-controlling interest	4	-	-	-
NET LOSS ATTRIBUTABLE TO THE COMPANY		$(10,061,723)	$(1,819,387)	$(697,941)

(Loss) per share - Basic and Diluted*
CONTINUING OPERATIONS
Basic	6	$(7.88)	$(7.60)	$(2.57)
Diluted	6	$(7.88)	$(7.60)	$(2.57)

DISCONTINUED OPERATIONS
Basic	6	$-	$-	$(5.16)
Diluted	6	$-	$-	$(5.16)

LOSS PER SHARE ATTRIBUTABLE TO THE COMPANY*
Basic	6	$(7.88)	$(7.60)	$(7.73)
Diluted	6	$(7.88)	$(7.60)	$(7.73)

*	On May 29, 2025, the Company implemented a one-for-thirty reverse stock split of the Company’s issued and outstanding ordinary shares. Except shares authorized, all references to number of shares, and to per share information in the consolidated financial statements have been retroactively adjusted.

The accompanying notes are an integral part of these consolidated financial statements

TAOPING INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

	2025	2024	2023
Net loss	$(10,061,723)	$(1,819,387)	$(697,941)
Other comprehensive income (loss):	-	-	-
Foreign currency translation gain (loss)	810,198	(559,936)	(23,035)
Comprehensive loss	(9,251,525)	(2,379,323)	(720,976)
Comprehensive loss attributable to the non- controlling interest	-	-	-
Comprehensive loss attributable to the Company	$(9,251,525)	$(2,379,323)	$(720,976)

The accompanying notes are an integral part of these consolidated financial statements

TAOPING INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

	Ordinary shares*		Class A Shares		Additional Paid-in		Accumulated	Accumulated other comprehensive	Non controlling
	Shares	Amount	Shares	Amount	Capital	Reserve	deficit	income	interest	Total
BALANCE AS AT JANUARY 1, 2023	79,538	161,404,797	-	-	22,447,083	10,209,086	(208,054,607)	23,610,333	-	9,616,692
Stock-based payment for consulting fee (Note 19)	1,666	340,000	-	-	-	-	-	-	-	340,000
Conversion of convertible note (Note 16)	-	-	-	-	156,440	-	-	-	-	156,440
Issuance of ordinary shares for Equity Incentive Plan (Note 19)	6,666	1,360,000	-	-	-	-	-	-		1,360,000
Issuance of ordinary shares for financing (Note 19)	34,924	1,961,923	-	-	-	-	-	-	-	1,961,923
Net loss for the year	-	-	-	-	-	-	(697,941)	-	-	(697,941)
Foreign currency translation (loss)	-	-	-	-	-	-	-	(23,035)	-	(23,035)
Ordinary shares issued for business acquisition	227	49,218	-	-	-	-	-	-	-	49,218
BALANCE AS AT DECEMBER 31, 2023	123,021	165,115,938	-	-	22,603,523	10,209,086	(208,752,548)	23,587,298	-	12,763,297
Conversion of convertible note (Note 16)	48,408	652,007	-	-	(156,440)	-	-	-	-	495,567
Issuance of ordinary shares for Equity Incentive Plan (Note 19)	66,666	820,400	-	-	-	-	-	-	-	820,400
Issuance of ordinary shares for financing (Note 19)	234,669	4,169,390	-	-	-	-	-	-	-	4,169,390
Net loss for the year	-	-	-	-	-	-	(1,819,387)	-	-	(1,819,387)
Foreign currency translation (loss)	-	-	-	-	-	-	-	(559,936)	-	(559,936)
BALANCE AS AT DECEMBER 31, 2024	472,764	170,757,735	-	-	22,447,083	10,209,086	(210,571,935)	23,027,362	-	15,869,331
Conversion of convertible note (Note 16)	364,516	1,344,552	-	-	-	-	-	-	-	1,344,552
Issuance of ordinary shares for Equity Incentive Plan (Note 19)	266,666	1,354,663	-	-	-	-	-	-	-	1,354,663
Issuance of ordinary shares for financing (Note 19)	616,334	2,971,380	-	-	-	-	-	-	-	2,971,380
Net loss for the year	-	-	-	-	-	-	(10,061,723)	-	-	(10,061,723)
Foreign currency translation (loss)	-	-	-	-	-	-	-	810,198	-	810,198
Ordinary shares issued for business acquisition	7,882,921	18,130,719	-	-	(10,878,431)				-	7,252,288
Cancellation and reissuance of shares	(50,418)	(100,836)	50,418	100,836	-	-	-	-	-	-
BALANCE AS AT DECEMBER 31, 2025	9,552,783	194,458,213	50,418	100,836	11,568,652	10,209,086	(220,633,658)	23,837,560	-	19,540,689

*	On May 29, 2025, the Company implemented a one-for-thirty reverse stock split of the Company’s issued and outstanding ordinary shares. Except shares authorized, all references to number of shares, and to per share information in the consolidated financial statements have been retroactively adjusted.

The accompanying notes are an integral part of these consolidated financial statements

TAOPING INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

	2025	2024	2023
OPERATING ACTIVITIES
Net loss	$(10,061,723)	$(1,819,387)	$(697,941)
Adjustments to reconcile net (loss) to net cash (used in) provided by operating activities:
Provision for allowance for credit losses on accounts receivable, other current assets, and advances to suppliers	5,612,429	4,065,699	1,413,216
(Reversal of) provision for obsolete inventories	159,145	(14,310)	(53,314)
Losses on inventories	859,077	-	-
Depreciation	1,646,805	2,006,996	2,993,285
Amortization of intangible assets and other asset	31,522	110,315	-
Amortization of convertible note discount	144,552	3,345	68,241
Loss on disposal of property, equipment and software	-	49,963	96,131
Stock-based payments for consulting services	-	136,000	204,000
Stock-based compensation to employees	1,354,663	820,400	1,360,000
Loss on disposals/dissolutions of subsidiaries	68,380	136,456	16,184
(Gain) loss on long-term investment	(4,900)	19,044	8,031
Exchange difference	295,372	(92,464)	594,137
Changes in operating assets and liabilities:	-
Accounts receivable	(1,662,248)	(2,424,728)	(393,934)
Accounts receivable from related parties	(215,287)	321,971	(197,096)
Inventories	5,108,318	(5,171,430)	(1,786,825)
Contract assets	(768,302)	-	-
Other non-current assets	-	799,664	919,081
Other receivables and prepaid expenses	(893,946)	709,355	(53,329)
Advances to suppliers	2,076,813	(2,543,069)	(6,266,842)
Amounts due to/from related parties	98,055	(1,348,744)	494,889
Other payables and accrued expenses	(1,523,763)	(567,733)	(465,678)
Advances from customers	(3,756,709)	2,304,752	593,429
Advances from related parties	-	(52,001)	509
Payroll payable and benefits	(330,447)	272,408	199,360
Lease liability	-	-	(4,082)
Accounts payable	(761,997)	(110,335)	(1,364,282)
Income tax payable	(27,039)	3,245	(3,187)
Net cash used in operating activities	(2,551,230)	(2,384,588)	(2,326,017)

INVESTING ACTIVITIES
Purchases of property, equipment and software	(1,349,319)	(1,053,587)	(1,209,613)
Acquisition of cash in connection with a business acquisition	24,826	-	589
Cash paid for equity investments	(22,261)	(22,252)	-
Net cash used in investing activities	(1,346,754)	(1,075,839)	(1,209,024)

FINANCING ACTIVITIES
Proceeds from borrowings under short-term loans	2,365,193	1,807,936	8,766,614
Proceeds from borrowings under long-term loans	-	6,258,240	-
Repayment of short-term loans	(1,808,677)	(8,427,763)	(7,225,528)
Repayment of long-term loans	(310,536)	(58,827)	-
Proceeds from issuance of ordinary shares	2,971,380	4,169,390	1,748,258
Proceeds from issuance of convertible note	1,200,000	-	550,000
Net cash provided by financing activities	4,417,360	3,748,976	3,839,344

Effect of exchange rate changes on cash and cash equivalents	35,853	(12,772)	(26,688)

NET INCREASE IN CASH AND CASH EQUIVALENTS	555,229	275,777	277,615

CASH AND CASH EQUIVALENTS, BEGINNING	1,576,632	1,300,855	1,023,240
CASH AND CASH EQUIVALENTS, ENDING	$2,131,861	$1,576,632	$1,300,855

Supplemental disclosure of cash flow information:
Cash paid during the year
Income taxes	$34,493	$10,896	$8,180
Interest	$419,563	$404,708	$512,389

Supplemental disclosure of significant non-cash transactions*:

*	On May 29, 2025, the Company implemented a one-for-thirty reverse stock split of the Company’s issued and outstanding ordinary shares. Except shares authorized, all references to number of shares, and to per share information in the consolidated financial statements have been retroactively adjusted.

In April 2023, the Company issued the second phase of approximately 227 restricted ordinary shares with a fair value of approximately $49,000, for the acquisition of ZJIOT, upon the satisfaction of certain performance targets.

In May 2023, the Company issued 1,666 restricted shares to a consultant as its service compensation for the service period from May 26, 2023 to May 25, 2024. The fair value of the 1,666 ordinary shares was $340,000, of which $204,000 and $136,000 was amortized during the year ended December 31, 2023 and 2024 respectively.

In May 2023, the Company issued 6,666 ordinary shares with fair value of approximately $1,360,000 to certain directors, executive officers, and employees as compensations for their services.

In March 2024, the holder of the Company’s convertible promissory note issued in September 2023 converted an amount of $50,000 of partial principal and accrued interest with a conversion price at $26.37 per share into 1,896 ordinary shares of the Company.

In April 2024, the holder of the Company’s convertible promissory note issued in September 2023 converted an amount of $75,000 of partial principal and accrued interest with a conversion price at $25.737 per share into 2,914 ordinary shares of the Company.

In May 2024, the holder of the Company’s convertible promissory note issued September 2023 converted an amount of $100,000 of partial principal and accrued interest with a conversion price at $20.01 per share into 4,998 ordinary shares of the Company.

In August 2024, the holder of the Company’s convertible promissory note issued in September 2023 converted an amount of $100,000 of partial principal and accrued interest with a conversion price at $14.328 per share into 6,979 ordinary shares of the Company.

In September 2024, the holder of the Company’s convertible promissory note issued in September 2023 converted an amount of $75,000 of partial principal and accrued interest with a conversion price at $9.822 per share into 7,636 ordinary shares of the Company.

In October 2024, the holder of the Company’s convertible promissory note issued in September 2023 converted an amount of $75,000 of partial principal and accrued interest with a conversion price at $13.398 per share into 5,598 ordinary shares of the Company.

In November 2024, the holder of the Company’s convertible promissory note issued in September 2023 converted partial principal and accrued interest in an amount of $75,000 and the remaining principal and accrued interest in an amount of $102,507 into 7,650 and 10,737 ordinary shares of the Company, with a conversion price at $9.804 and $9.546 per share, respectively.

In December 2024, the Company issued 66,666 ordinary shares with fair value of approximately $820,400 to certain directors, executive officers, and employees as compensations for their services.

In January 2025, the holder of the Company’s convertible promissory note issued in January 2025 converted an amount of $50,000, $100,000, and $125,000 of partial principal, into a total of 39,741 ordinary shares of the Company, with a conversion price at $7.398, $7.299, and $6.483 per share, respectively.

In February 2025, the holder of the Company’s convertible promissory note issued in January 2025 converted an amount of $125,000 of partial principal with a conversion price at $6.249 per share into 20,003 ordinary shares of the Company.

In March 2025, the holder of the Company’s convertible promissory note issued in January 2025 converted an amount of $100,000 of partial principal with a conversion price at $6.258 per share into 15,980 ordinary shares of the Company.

In April 2025, the holder of the Company’s convertible promissory note issued in January 2025 converted an amount of $100,000 of partial principal with a conversion price at $4.596 per share into 21,758 ordinary shares of the Company.

In May 2025, the holder of the Company’s convertible promissory note issued in January 2025 converted an amount of $108,500 of partial principal with a conversion price at $4.818 per share into 22,520 ordinary shares of the Company.

In July 2025, the Company issued 266,666 ordinary shares with fair value of approximately $1,355,000 to certain directors, executive officers, and employees as compensations for their services.

In July 2025, the holder of the Company’s convertible promissory note issued in January 2025 converted an amount of $100,000 of partial principal with a conversion price at $3.1209 per share into 32,042 ordinary shares of the Company.

In August 2025, the holder of the Company’s convertible promissory note issued in January 2025 converted an amount of $100,000 of partial principal with a conversion price at $2.9494 per share into 33,905 ordinary shares of the Company.

In September 2025, the holder of the Company’s convertible promissory note issued in January 2025 converted an amount of $100,000, $125,000, and $75,000 of partial principal, into a total of 121,637 ordinary shares of the Company, with a conversion price at $2.5066, $2.4602, and $2.4244 per share, respectively.

In October 2025, the holder of the Company’s convertible promissory note issued in January 2025 converted an amount of approximately $136,000 of partial principal with a conversion price at $2.3898 per share into 56,930 ordinary shares of the Company.

In November 2025, the Company issued 7,882,921 ordinary shares for the acquisition of Skyladder Group Limited. The fair value of consideration as of the completion date was approximately $7,252,000, as determined on the basis of the probability-weighted assessment of achieving the specified revenue and net profit (after tax) targets.

The accompanying notes are an integral part of these consolidated financial statements

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION, PRINCIPAL ACTIVITIES AND MANAGEMENT’S PLANS

Taoping Inc. (f/k/a China Information Technology, Inc.), together with its subsidiaries (the “Company”), is a provider of cloud-based technologies for Smart City IoT platforms, elevator products and related services, digital advertising delivery, and other internet-based information systems in China. The Company has built a far-reaching city partner ecosystem and comprehensive portfolio for its products and services, which are aligned together with its smart cloud platform, cloud services and solutions.

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

In May 2023, the Company established a subsidiary Taoping EP Holdings (Shenzhen) Co., Ltd. (“TEPH”) with a majority stake of 51%, to explore the new off-grid wastewater treatment business line.

In September 2023, the Company acquired 80% equity from other shareholders of Fujian Taoping Investment Co., Ltd. with nil consideration, to expand its digital advertising and other businesses in Fujian Province. As a result of the acquisition, the Company currently owns 100% of Fujian Taoping Investment Co, Ltd.

In November 2023, the Company established a subsidiary Taoping (Guangxi) EP Tech Co., Ltd. (“TPGXT”) to expand its wastewater treatment business in Guangxi Province.

In April 2024, the Company established a subsidiary Taoping Industrial (Yunnan) Co., Ltd. to explore smart agricultural related businesses in Yunnan Province.

In June 2024, ZJIOT was dissolved as a result of the Company’s business realignment.

In January 2025, Taoping Digital Tech. (Jiangsu) Co., Ltd. (“TDTJS”) was dissolved as a result of the Company’s business realignment.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In April 2025, TEPH was dissolved as a result of the Company’s business realignment.

In June 2025, TPGXT was dissolved as a result of the Company’s business realignment.

In September 2025, through its wholly owned subsidiary Taoping Holdings Limited, the Company entered into a share purchase agreement with Skyladder Holding Limited, as amended by a supplemental agreement dated November 25, 2025, to acquire 100% of Skyladder Group Limited, or Skyladder Group, a Hong Kong company, for consideration of RMB 152 million (approximately US$21.36 million), payable in an aggregate of 7,882,921 ordinary shares of the Company. Such consideration shares are subject to transfer restrictions, released in tranches upon achievement of audited revenue and net profit targets for 2025–2029. The acquisition was closed on November 26, 2025. Skyladder Group is a provider of elevator products and related physical and cloud-based services. It provides services throughout the entire elevator lifecycle including sales, installation, repair, maintenance, renovation, and upgrades. Skyladder Group operates through subsidiaries in China.

		December 31, 2025	December 31, 2024	December 31, 2023
Entities	Subsidiaries	% owned	% owned	% owned	Location
Taoping Inc.					British Virgin Islands
Taoping Holdings Limited (THL)	Subsidiary	100%	100%	100%	British Virgin Islands
Taoping Group (China) Ltd. (IST HK)	Subsidiary	100%	100%	100%	Hong Kong, China
Information Security Tech. (China) Co., Ltd. (IST)	Subsidiary	100%	100%	100%	Shenzhen, China
TopCloud Software (China) Co., Ltd. (TopCloud)	Subsidiary	100%	100%	100%	Shenzhen, China
Information Security IoT Tech. Co., Ltd. (ISIOT)	Subsidiary	100%	100%	100%	Shenzhen, China
Biznest Internet Tech. Co., Ltd. (Biznest)	Subsidiary	100%	100%	100%	Shenzhen, China
iASPEC Bocom IoT Tech. Co., Ltd. (Bocom)	Subsidiary	100%	100%	100%	Shenzhen, China
Taoping New Media Co., Ltd. (TNM)	Subsidiary	100%	100%	100%	Shenzhen, China
Taoping Digital Tech. (Jiangsu) Co., Ltd. (TDTJS)	Subsidiary	-	100%	100%	Jiangsu, China
Zhenjiang Taoping IoT Tech. Co., Ltd (ZJIOT)	Subsidiary	-	-	100%	Zhenjiang, China
Taoping EP Holdings (Shenzhen) Co., Ltd. (TEPH)	Subsidiary	-	51%	51%	Shenzhen, China
Fujian Taoping Investment Co., Ltd. (FJTI)	Subsidiary	100%	100%	100%	Fujian, China
Taoping (Guangxi) EP Tech. Co., Ltd. (TPGXT)	Subsidiary	-	100%	100%	Guangxi, China
Taoping Industrial (Yunnan) Co., Ltd. (TIYN)	Subsidiary	100%	100%	-	Yunnan, China
Skyladder Group Limited (SGL)	Subsidiary	100%	-	-	Hong Kong, China
Skyladder (Tianjin) Technology Development Co., Ltd. (STTD)	Subsidiary	100%	-	-	Tianjin, China
Shenzhen Smart Skyladder IoT Co., Ltd. (SZSS)	Subsidiary	100%	-	-	Shenzhen, China
Tianjin Zeyuan Elevator Co., Ltd. (TJZY)	Subsidiary	100%	-	-	Tianjin, China
Skyladder New Century (Tianjin) IoT Technology Co., Ltd. (SNCT)	Subsidiary	100%	-	-	Tianjin, China
Tianjin Weida Elevator Co., Ltd. (TJWD)	Subsidiary	100%	-	-	Tianjin, China

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Going Concern and Management’s Plans

As a result of business transformation, the Company’s revenue for the year ended December 31, 2025 was decreased as compared to the year 2024. The Company incurred a net loss of $10.1 million for year ended December 31, 2025, compared to a net loss of $1.8 million for 2024. Cash and cash equivalents at December 31, 2025 was $2.1 million, compared to cash and cash equivalents of $1.6 million a year ago. As of December 31, 2025, the Company had a working capital surplus of approximately $12.3 million, significantly decrease from a working capital surplus of $16.0 million as of December 31, 2024. As of December 31, 2025, the Company had short term bank loans of $4.0 million due within one year while the cash and cash equivalents was $2.1 million.

The Company will continue to invest efforts on diversifying its existing cloud-based product and service lines through strategic collaborations and acquisitions. In November 2025, the Company completed the acquisition of Skyladder Group, a provider of elevator products and related physical and cloud-based services. Based on the government policies which advocate the modification and replacement of old elevators, more confirmed orders/contracts were obtained by Skyladder Group in late 2025 and early 2026. From the confirmed orders/contracts on hand, it is expected that Skyladder Group could achieve significant improvement in revenue in year 2026, which would then improve the operating cashflow of the Company.

The Company considers the legacy market in China is competitive, in particular the escalated tariff environment and geopolitical disorders would raise significant uncertainty to the Company’s businesses. If Skyladder Group cannot effectively execute the confirmed orders/contracts for achieving more positive operating cashflow, additional capital raise from issuing equity security or debt instrument or additional loan facility may have to be considered to support required cash flows. The Company’s existing $4.0 million short-term bank loans and $5.7 million long-term bank loans, which were guaranteed and/or collateralized with the Company’s office properties, provides important capital support for its operation.

On July 17, 2023, the Company entered into a private standby equity purchase agreement with an investor. Pursuant to the agreement, the Company has the right, but not the obligation, to sell to the investor up to $10,000,000 of its ordinary shares within 36 months from the date of the agreement. As of April, 2026, the Company has raised a total of $6.9 million through this equity line offering with $3.1 million outstanding amount available.

In January 2025, the Company issued an unsecured convertible promissory note with proceeds received of $1,200,000. In February 2025, the Company issued an aggregate of 8,000,000 ordinary shares of no par value of the Company, at an offering price of $0.20 per share, to certain investors for proceeds received of $1,600,000.

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

Reverse Stock Split: A one-for-thirty reverse stock split of the Company’s issued and outstanding ordinary shares was effective on May 29, 2025 (the “Reverse Stock Split”). Except shares authorized, all share and per share information has been retroactively adjusted to give effect to the Reverse Stock Split for all periods presented, unless otherwise indicated.

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. The Company’s significant estimates include estimates used in business acquisition, goodwill assessment, going concern assessment and assessment of credit losses. Management makes these estimates using the best information available at the time the estimates are made; however actual results could differ from those estimates.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(c) Economic, Pandemic, Political, and Currency Exchange Risks

All the Company’s revenue-generating operations are conducted in mainland China. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic, public health, and legal environments in the PRC, and by the general state of the PRC economy. The Company’s operations in the PRC are subject to special considerations and significant risks that are not typically pertaining to the companies in North America and Western Europe. These include risks associated with, among others, the political, economic, public health concerns, and legal environments, geopolitical influences, and foreign currency exchange, notably in recent events, where the government’s sudden interventions or modifications of the laws and regulations currently in effective could negatively impact the Company’s operations and financial results.

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

(d) Cash and Cash Equivalents

The Company considers all highly liquid investments purchased and cash deposits with financial institutions with original maturities of three months or less to be cash equivalents. The Company had no cash equivalents other than bank and cash as of December 31, 2025 or 2024.

The Company maintains its bank accounts at credit worthy financial institutions and closely monitors the movements of its cash positions. As of December 31, 2025 and 2024, approximately $2.1 million and $1.6 million of cash, respectively, was held in bank accounts in Hong Kong and mainland China.

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

In addition, the Company estimates allowance for credit losses for the anticipation of future economic condition and credit risk indicators of customers. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. In the event the Company recovers amounts previously reserved for, the Company will reduce the specific allowance for credit losses. The balance of allowance for credit losses for the year ended December 31, 2025 has increased by approximately $1.0 million from the year ended December 31, 2024.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Accounts receivable as at December 31, 2025 and 2024 are as follows:

	December 31, 2025	December 31, 2024
Accounts Receivable	$17,500,166	$15,317,545
Allowance for credit losses	(8,518,902)	(7,436,456)
Accounts Receivable, net	$8,981,264	$7,881,089
Accounts Receivable - related parties	$398,538	$295,490
Allowance for credit losses	(139,796)	(252,035)
Accounts Receivable - related parties, net	$258,742	$43,455

The normal credit term is ranging from 1 month to 3 months after the customers’ acceptance of data storage servers or software, and completion of advertising and other services, and ranging from 1 month to 6 months after the customers’ acceptance of ads display terminals. The normal credit term for elevator project, maintenance, repair and operations supply and services is ranging from 3 month to 6 months. However, because of various factors related to the business cycle, the actual collection of outstanding accounts receivable may be beyond the normal credit terms

The allowance for credit losses at December 31, 2025 and 2024, totaled approximately $8.7 million and $7.7 million, respectively, representing management’s best estimate. The following table describes the movements for allowance for credit losses during the years ended December 31, 2025 and 2024

Balance at January 1, 2024	$25,591,946
Increase in allowance for credit losses	2,646,969
Amounts recovered during the year	(62,786)
Decrease from dissolution of a subsidiary	(1,122)
Amounts written off as uncollectible	(19,505,099)
Foreign exchange difference	(981,417)
Balance at December 31, 2024	$7,688,491
Increase in allowance for credit losses	4,931,702
Amounts recovered during the year	(19,167)
Decrease from dissolution of a subsidiary	(228,958)
Amounts written off as uncollectible	(4,001,169)
Foreign exchange difference	287,799
Balance at December 31, 2025	$8,658,698

(f) Advances to Suppliers

Advances to suppliers include but are not limited to cash deposits for the purchase of inventory items and super-computing server machines from suppliers. As of December 31, 2025 and 2024, the increase in allowance for credit losses for advances to suppliers was approximately $0.9 million and $1.4 million, respectively.

(g) Advances from Customers and Related Parties

Advances from customers and related parties represent cash received from customers and related parties as advance payments for the purchases of the Company’s products and services.

For the year ended December 31, 2025, 2024 and 2023, the Company recognized revenue of approximately $2,227,000, $699,000 and $290,000, respectively, that was included in the advances from customers balance at the beginning of each reporting period.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(h) Fair Value and Fair Value Measurement of Financial Instruments

Management has estimated that carrying amounts reported in the consolidated balance sheets for cash, accounts receivable, accounts receivable – related parties, advances to suppliers, contract assets, other current assets, short-term bank loans, long-term bank loans, accounts payable, advances from customers, advances from customers - related parties, accrued payroll and benefits, other payables and accrued expenses, income taxes payable, and due to related parties approximate their fair market value based on the short-term maturity of these instruments.

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

(k) Property, equipment and software

Property, equipment and software are stated at cost less accumulated amortization and depreciation. Amortization and depreciation are provided over the assets’ estimated useful lives, using the straight-line method. Estimated useful lives of property, equipment and software are as follows:

Office buildings	20-50 years
Lease improvement	Shorter of lease term or assets lives
Electronics equipment, furniture and fixtures	3-5 years
Motor vehicles	5 years
Purchased software	5-10 years
Media display equipment	5 years

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

The Company had discontinued the operation of cryptocurrency mining business by December 2022. The subsidiaries engaged in the discontinued cryptocurrency mining business were disposed of in 2022 and 2023.

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

The Company evaluates goodwill for impairment on an annual basis or more frequently if indicators of impairment exist that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The Company conducts a quantitative goodwill impairment test, which involves comparing the estimated fair value of the reporting unit with its carrying value, including goodwill. The Company estimates the fair value of a reporting unit using the income approach. If the carrying value of the reporting unit exceeds its estimated fair value, an impairment loss is recorded for the difference.

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

(q) Impairment of Long-Lived Assets

Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. It is reasonably possible that these assets could become impaired as a result of technology or other industry changes. Recoverability of assets to be held and used is determined by comparing their carrying amount with their expected future net undiscounted future cash flows from the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by how much the carrying amount exceeds the fair value of the assets. There were no impairment charges for the years ended December 31, 2023, 2024 and 2025. Assets held for disposal, if any, are reported at the lower of the carrying amount or fair value less costs to sell.

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

The Company generates its revenues primarily from six sources: (1) product sales, (2) software sales, (3) advertising, (4) elevator project, and (5) elevator Maintenance, Repair and Operations (“MRO”) and (6) elevator services. Revenue is recognized when obligations under the terms of a contract with our customers are satisfied, generally, upon delivery of the goods and services.

Revenue - Products

Product revenues are generated primarily from the sale of Cloud-Application-Terminal based digital ads display terminals with integrated software essential to the functionality of the hardware to our customers (inclusive of related parties), high-end data storage servers, supercomputing servers and graphic cards. Although manufacturing of the products has been outsourced to the Company’s Original Equipment Manufacturer (OEM) suppliers or directly sourced from the suppliers, the Company has acted as the principal of the contract. The Company recognized the product sales at the point of delivery. Product sales are classified as “Revenue-Products” on the Company’s consolidated statements of operations.

Revenue - Software

Revenue – software represents software upgrade and maintenance services provided for customers by the Company. The Company recognized the software revenue for software upgrade and maintenance service on a straight-line basis over the contracted service period.

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

Revenue - Project

Project represents two types of revenue, i.e. sales of elevators and elevator installation services.

Product revenues are generated from the sale of elevators. The transfer of control is initiated when ordered equipment is delivered to a customer site as then the customer has the ability to direct the use of and obtain substantially all the remaining benefits from. The Company has acted as the principal of the contract. The Company recognized the product sales at the point of delivery.

Installation services provide mobility solutions with elevators for all applications and needs. The control is transferred continuously to the customer from the start of the installation of the unit, as the work performed enhances an asset controlled by the customer. Revenue is recognized over time using costs incurred to date relative to total estimated costs at completion to measure progress. Incurred costs represent work performed, which corresponds with and best depicts transfer of control or the enhancement of the customer’s assets. Contract costs included in the calculation are comprised of materials, subcontractors’ costs or other direct costs. In developing the total cost estimates, the Company utilizes a combination of its historical cost experience and expected costs considering current circumstances.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Revenue - MRO

MRO represents two types of revenue, i.e. revenues from elevator maintenance services and repairs services.

Maintenance services are rendered by the Company for the installations carried out by us and other service providers. Control is transferred to the customer over the contract period based on the time elapsed. Maintenance revenue is recognized over the contract period as the service is provided, according to the agreed contractual terms and conditions.

Wide range of repair services are rendered by the Company to the installations carried out by us and other service providers. For repairs, the customer benefits from the service once the repair is completed, revenue is therefore recognized at the point of service completion.

Revenue - Services

Elevator service represents two types of revenue, i.e. revenues from platform service and consultation services.

The Company owns a software which serves a platform providing elevator operational data to the customers through intelligent sensors installed in the elevators and connected to the platform. The customers purchase platform service will be granted periodic access rights to access the platform for the review of operational data of elevators. Given the continuous nature of this service, the Company recognizes revenue from platform service on a straight-line basis which aligns with the cost and benefit profile of this service. Platform revenue is recognized over the contract period as the service is provided.

Consultation services include the provision of solutions on technical issues relating to elevators. The revenue is recognized when the service is completed and accepted by the customer.

Revenue - Other

The Company also reports other revenue, which comprises: (i) revenue from system upgrade and technical support services; (ii) platform service fee; and (iii) rental income.

System upgrade and technical support revenue is recognized when performance obligations are satisfied upon completion of the services. Platform service fee is charged based on number of the display terminals used by the customers or a percentage of advertising revenue generated by the display terminals. Platform service revenue is recognized on a monthly basis over the contract period.

The Company follows ASC 842 – Leases that requires lessor to identify the underlying assets and allocate rental income among considerations in lease and non-lease components. The Company owns two units of office space. The first unit is leased to a third party with lease term of two years starting from May 1, 2022 to April 30, 2024, which was subsequently extended by two years to April 30, 2026. The second unit was leased to another third party with lease term of three years starting from January 1, 2024 to December 31, 2026, but was early terminated on June 30, 2025. The lease agreements have fixed monthly rental payments, and no non-lease component or option for lessees to purchase the underlying assets. The Company collects monthly rental payments from the lessees, and has generated approximately $243,000 and $264,000 rental income for the years ended December 31, 2025 and 2024, respectively.

Annual minimum rental income to be received in the next 5 years:
2026	76,958
2027	-
Total	76,958

Contract balances

When the Company conducts elevator project in advance of receiving consideration, unbilled amounts resulting from in-transit project would be recognized as contract assets as the Company can only have the unconditional right to payment until a certain stage of project has been completed. As of December 31, 2025 and 2024, the Company had contract assets of $789,320 and $nil, respectively. The amounts of contract assets are expected to be recovered within one year. During the years ended December 31 2025 and 2024, no provision was made to contract assets.

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

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

During the year ended December 31, 2025, 2024, and 2023, the Company recognized approximately $1,355,000, $956,400, and $1,564,000, respectively, of stock-based compensation expense.

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

The exchange rates adopted are as follows:

	December 31, 2025	December 31, 2024
Year-end RMB to US$ exchange rate	6.9962	7.2995
Average yearly RMB to US$ exchange rate	7.1876	7.1905
Year-end HKD to US$ exchange rate	7.7830	7.7655
Average yearly HKD to US$ exchange rate	7.7953	7.8024

The average yearly RMB to US$ exchange rate adopted for the year ended December 31, 2023 was 7.0723.

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

The Company reports financial and operating information in the following three segments:

(1)	Cloud-based Technology (CBT) segment - It includes the Company’s cloud-based products, high-end data storage servers and related services sold to private sectors including new media, healthcare, education and residential community management, and among other industries and applications. In this segment, the Company generates revenues from the sales of hardware and software solutions with proprietary software and content as well as from designing and developing software products specifically customized for private sector customers’ needs for a fixed price. The Company includes the revenue and cost of revenue of high-end data storage servers in the CBT segment. Advertising services is included in the CBT segment, after the Company consummated the acquisition of TNM. Advertisements are delivered to the ads display terminals and vehicular ads display terminals through the Company’s cloud-based new media sharing platform. Incorporation of advertising services complements the Company’s out-of-home advertising business strategy.

(2)

Traditional Information Technology (TIT) segment - The TIT segment includes the Company’s project-based technology products and services sold to the public sector. The solutions the Company has sold primarily include Geographic Information Systems (GIS), Digital Public Security Technology (DPST), and Digital Hospital Information Systems (DHIS). In this segment, the Company generates revenues from sales of hardware and system integration services. As a result of the business transformation, the TIT segment is gradually being phased out in 2021. Nevertheless, due to the difference business nature from the other segments, the Chief Operating Decision Maker considers it is a separate operating segment of which the performance is separately assessed and financial information for this segment is separately disclosed for financial reporting purpose.

(3)	Smart Elevator (SE) segment - Following the acquisition of Skyladder Group Limited in November 2025, the Company added the Smart Elevator (SE) segment. As a provider of elevator services, the Company provides services throughout the entire elevator lifecycle, including sales, installation, repair, cloud-based maintenance, renovation, and upgrades. The segment serves a diverse user base, including governments, businesses, and households. In this segment, the Company generates revenues from elevator sales and installation contracts, as well as maintenance, repair, and other service agreements. The SE segment diversifies the Company’s cloud-based product offerings and expands the Company’s presence in the smart building and urban infrastructure market.

For more information regarding our operating segments, see Note 20 (Consolidated Segment Data).

(ab) Recent Accounting Pronouncements

(i)	Recently adopted accounting pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, (“ASU 2023-09”). The ASU enhances the transparency and decision usefulness of income tax disclosures by requiring additional disaggregation of information related to the effective tax rate reconciliation, income taxes paid, and income tax expense and pretax income by jurisdiction. The Company adopted ASU 2023 09 on a prospective basis effective January 1, 2025. Accordingly, the enhanced income tax disclosures are presented beginning in fiscal year 2025, and prior period disclosures have not been recast. The adoption of this guidance did not have an impact on the Company’s consolidated results of operations, financial position, or cash flows, as the amendments relate solely to disclosure requirements.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In March 2024, the FASB issued ASU 2024-02, “Codification Improvements – Amendments to Remove References to the Concept Statements” (“ASU 2024-02”). ASU 2024-02 contains amendments to the FASB Accounting Standards Codification that remove references to various FASB Concepts Statements. In most instances, the references are extraneous and not required to understand or apply the guidance. In other instances, the references were used in prior Statements to provide guidance in certain topical areas. The Company adopted ASU 2024-02 for the annual period ending December 31, 2025. The adoption of this standard did not have a material impact to our results of operations, cash flows or financial condition

(ii)	Recently issued accounting pronouncements not yet adopted

In January 2025, the FASB issued ASU 2025-01, “Income Statement – Comprehensive Income – Expense Disaggregation Disclosure (Subtopic 220-40): Clarifying the Effective Date.” This pronouncement revises the effective date of ASU 2024-03 and clarifies that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Entities within the ASU’s scope are permitted to early adopt the accounting standard update. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In November 2024, the FASB issued ASU 2024-03, “Income Statement—Reporting Comprehensive Income (Subtopic 220-40): Disaggregation of Income Statement Expenses.” This pronouncement introduces new disclosure requirements aimed at enhancing transparency in financial reporting by requiring disaggregation of specific income statement expense captions. Under the new guidance, entities are required to disclose a breakdown of certain expense categories, such as: employee compensation; depreciation; amortization, and other material components. The disaggregated information can be presented either on the face of the income statement or in the notes to the financial statements, often using a tabular format. The ASU is effective for fiscal years beginning after December 15, 2025, and interim periods within those fiscal years. Early adoption is permitted. In January 2025, the FASB issued ASU 2025-01, which revises the effective date of ASU 2024-03 (on disclosures about disaggregation of income statement expenses) “to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027.” Entities within the ASU’s scope are permitted to early adopt the ASU. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact

Other accounting standards issued by FASB do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

3. BUSINESS ACQUISITION

On September 29, 2025, the Company and Taoping Holdings Limited (“THL”), a wholly owned subsidiary of the Company, entered into a share purchase agreement with Skyladder Holding Limited to acquire 100% equity interest in Skyladder Group Limited (“SGL”) (the “Acquisition”). SGL is a provider of elevator services throughout the entire elevator lifecycle, including sales, installation, repair, maintenance, renovation, and upgrades. The Acquisition was consummated on November 26, 2025, and as a result, SGL became a wholly owned subsidiary of THL. Pursuant to the share purchase agreement, as amended (the “Purchase Agreement”), the total maximum consideration for the Acquisition on the Purchase Agreement date is RMB 152 million (approximately US$21.36 million), payable in 7,882,921 ordinary shares of the Company, with no par value per share (the “Consideration Shares”). The Consideration Shares were issued in a single batch after all closing conditions were satisfied or waived and the equity transfer of SGL had been completed in Hong Kong. All of the Consideration Shares are subject to forfeiture in the event that SGL fails to meet specified revenue and net profit (after tax) targets (the “Performance Targets”) for various time periods as set forth in the Purchase Agreement. The fair value of the Consideration Shares as of the acquisition date, determined based on the probability-weighted assessment of achieving the Performance Targets, is reflected in the purchase price allocation set out below.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company completed the valuations necessary to assess the fair values of the tangible and intangible assets acquired and liabilities assumed, resulting from which the amount of goodwill was determined and recognized as of the acquisition closing date. The following table summarizes the estimated aggregate fair values of the assets acquired, and liabilities assumed as of the completion closing date:

The total maximum consideration under the Purchase Agreement is RMB 152 million (approximately US$21.36 million), representing the aggregate value of all 7,882,921 Consideration Shares if all Performance Targets are achieved and no forfeiture occurs. All of the Consideration Shares are subject to forfeiture contingent upon the achievement of the Performance Targets; accordingly, the fair value of the Consideration Shares recognized in the purchase price allocation reflects the probability-weighted fair value of the Consideration Shares expected to be unlocked as of the acquisition date. The fair value of consideration of $7,252,286 reflected herein represents management’s best estimate as of the acquisition closing date, based on the closing market price of TAOP’s ordinary shares on that date and the best estimated probability of achieving the Performance Targets.

Fair value of consideration on November 26, 2025 (closing date)	$7,252,286
Assets acquired (liabilities assumed):
Cash and cash equivalents	$24,826
Accounts receivable	3,643,799
Contract assets	257,894
Advances to suppliers	687,945
Inventories	487,455
Other current assets	284,779
Amounts due from related parties	116,752
Property, plant and equipment	52,436
Right of use assets	88,416
Short-term bank loans	(1,241,930)
Accounts payable	(2,855,540)
Advances from customers	(1,068,002)
Accrued payroll and benefit	(97,627)
Other payables and accrued expenses	(273,158)
Income tax payable	(28,987)
Lease liabilities	(104,146)
Total net liabilities acquired	(25,088)
Goodwill	7,277,374
Total fair value of Consideration	$7,252,286

The transaction resulted in allocation of $7,277,374 to goodwill, representing the financial, strategic and operational value of the transaction to the Company. Goodwill is attributed to the premium that the Company paid to obtain the value of the business of SGL and the synergies expected from the combined operations of SGL and the Company, the assembled workforce and their knowledge and experience in provision of elevator services. The total amount of the goodwill acquired is not deductible for tax purposes.

The Company’s consolidated statement of operations for the year ended December 31, 2025 included revenue of $2.7 million and net profit of $0.3 million attributable to SGL since November 26, 2025, the acquisition closing date, to the end of December 31, 2025.

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

TDTJS was dissolved on January 15, 2025. The dissolution resulted in a recorded loss of $68,545 for the year ended December 31, 2025.

TEPH and TPGXT was dissolved on April 29, 2025 and June 11, 2025, respectively. The dissolution of these companies results in minimal gain or loss for the year ended December 31, 2025.

The disposals of TDL, TDAL, and TCL represented a strategic shift in the Company’s strategy and had a major effect on the Company’s operations and financial results. Operations of the three companies have been presented as “discontinued operations” in the Company’s consolidated financial statement (Note 10).

The dissolution of TCTCZ, ZJIOT, TDTJS, TEPH and TPGXT were not qualified as discontinued operations as they do not individually or in the aggregate represent a strategic shift that has had a major impact on the Company’s operations or financial results.

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

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Components of basic and diluted loss per share were as follows for the year ended December 31, 2025, 2024, and 2023:

	2025	2024*	2023*
Net loss attributable to the Company	$(10,061,723)	$(1,819,387)	$(697,941)
Weighted average outstanding ordinary shares-Basic	1,277,310	239,335	90,319
-dilutive effect of stock options- employees	-	-	-
-dilutive effect of stock options- nonemployees	-	-	-
Weighted average outstanding ordinary shares- Diluted	1,277,310	239,335	90,319
Loss per share:
Basic	$(7.88)	$(7.60)	$(7.73)
Diluted	$(7.88)	$(7.60)	$(7.73)

CONTINUING OPERATIONS
Net loss attributable to the Company	$(10,061,723)	$(1,819,387)	$(232,150)
Weighted average outstanding ordinary shares-Basic	1,277,310	239,335	90,319
-dilutive effect of stock options- employees	-	-	-
-dilutive effect of stock options- nonemployees	-	-	-
Weighted average outstanding ordinary shares- Diluted	1,277,310	239,335	90,319
Loss per share:
Basic	$(7.88)	$(7.60)	$(2.57)
Diluted	$(7.88)	$(7.60)	$(2.57)

DISCONTINUED OPERATIONS
Net loss attributable to the Company	$-	$-	$(465,791)
Weighted average outstanding ordinary shares-Basic	1,277,310	239,335	90,319
-dilutive effect of stock options- employees	-	-	-
-dilutive effect of stock options- nonemployees	-	-	-
Weighted average outstanding ordinary shares-Diluted	1,277,310	239,335	90,319
Loss per share:
Basic	$-	$-	$(5.16)
Diluted	$-	$-	$(5.16)

For the years ended December 31, 2025, 2024, and 2023, there were no incremental shares included in the diluted earnings per share calculation. These incremental shares were not added to denominator for the period that stock options and warrants were outstanding due to the fact that the average market price of the Company’s ordinary shares in the period was lower than the exercise prices of the outstanding stock options and warrants. The incremental shares were computed under the treasury stock method and the effect would be anti-dilutive. There were -0- stock options for employees, -0- stock options and -0- warrants for nonemployees outstanding that were not included in the computation of dilutive weighted average shares outstanding for the years ended December 31, 2025 and 2024. There were -0- stock options for employees, -0- stock options and 36,000 warrants for nonemployees outstanding that were not included in the computation of dilutive weighted average shares outstanding for the year ended December 31, 2023.

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

The computation of diluted loss per share for years ended December 31, 2025, 2024 and 2023 did not assume the conversion of the Note since the assumed conversion would result in decrease in loss per share.

*	On May 29, 2025, the Company implemented a one-for-thirty reverse stock split of the Company’s issued and outstanding ordinary shares. Except shares authorized, all share and per share information has been retroactively adjusted to give effect to the reverse stock split for all periods presented, unless otherwise indicated.

7. RELATED PARTY TRANSACTIONS

(a) Revenue – related parties

For the years ended December 31, 2025, 2024 and 2023, revenues from Taoping alliance companies, a new media operating organization that includes numerous advertising agencies throughout China, for sales of products, software, and advertising were approximately $nil, $0.1 million and $0.2 million, respectively. Accounts receivable from related parties, net of allowance for credit losses, as of December 31, 2025, 2024 and 2023 were approximately $0.3 million, $0.04 million and $0.6 million, respectively. Advances received from related parties were approximately $0.003 million, $0.04 million and $0.1 million as of December 31, 2025, 2024 and 2023, respectively.

(b) Other revenue – related parties

Other revenue generated from related parties includes system maintenance service provided to Taoping alliance companies, which was approximately $3,800, $2,300 and $nil, for the years ended December 31, 2025, 2024 and 2023, respectively.

(c) Amounts due to related parties

As of December 31, 2025, the net amounts due to related parties were $1.8 million, which consist of amounts due to related parts of $2.4 million and amounts due from related parties of $0.6 million. The amounts due to related parties included (i) borrowing from the Company’s Chairman and Co-Chief Executive Officer, Mr. Jianghuai Lin (“Mr. Lin”), of approximately $0.3 million, with an interest rate of 3%, and with maturity dates ranging from November 6, 2026 to December 30, 2026; and (ii) a loan balance of approximately $2.1 million (RMB15 million) from a related company 100% owned by Mr. Lin for 12-month at an interest rate of 4.75% per annum, which mature on April 15, 2026 and May 31, 2026. The amounts due from related parties included the advances to the Company’s Co-Chief Executive Officer, Mr. Bin Ma, of approximately $0.6 million, which was interest-free and was due on demand. The amounts due from related parties incurred before the Company’s acquisition of SGL in November 2025, and had been fully collected by April 2026.

As of December 31, 2024, the amounts due to related parties were $1.7 million, which included the borrowing from Mr. Lin of approximately $0.4 million, without interest and matured on December 31, 2025, and a loan balance of approximately $1.3 million (RMB10 million) from a related company 100% owned by Mr. Lin for 12-month at an interest rate of 5.85% per annum, which matured on April 15, 2025.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8. INVENTORIES

As of December 31, 2025 and 2024, inventories consist of:

	December 31, 2025	December 31, 2024
Raw materials	$3	$-
Finished goods	1,039,671	6,385,905
Inventories, gross	$1,039,674	$6,385,905
Allowance for slow-moving or obsolete inventories	(249,467)	(68,732)
Inventories, net	$790,207	$6,317,173

For the year ended December 31, 2025, impairments expense for obsolete inventories were approximately $159,000, and losses on inventories due to customers’ improbable fulfillment on the sales considerations were approximately $859,000. For the year ended December 31, 2024, there was a reversal of impairments for obsolete inventories in the amount of approximately $14,000. Impairment charges on inventories and losses on inventories due to customers’ improbable fulfillment on the sales consideration are included within administrative expenses.

9. PROPERTY, EQUIPMENT AND SOFTWARE

As of December 31, 2025 and 2024, property, equipment and software consist of:

	December 31,
	2025	2024
Office buildings	$3,997,682	$3,831,577
Electronic equipment, furniture and fixtures	3,925,955	2,966,868
Media display equipment	943,864	904,646
Purchased software	9,355,192	8,149,803
Motor vehicle	11,770	-
	18,234,463	15,852,894
Less: accumulated depreciation	(12,564,247)	(10,298,566)
Property, equipment and software, net	$5,670,216	$5,554,328

Depreciation expense for the year ended December 31, 2025, 2024, and 2023 were approximately $1.6 million, $2.0 million and $2.5 million for continuing operations, and -0- million, -0- million and $0.5 million for discontinued operations, respectively.

Management regularly evaluates property, equipment and software for impairment, if an event occurs or circumstances change that would potentially indicate that the carrying amount of the property, equipment and software exceeded its fair value.

Company’s office buildings, with net carrying value of approximately $2.4 million, are used as collateral for its bank loans.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10. DISCONTINUED OPERATIONS

In December 2022, the Company ceased/discontinued its cryptocurrency mining business and entering into a series of contracts with certain third parties to sell its cryptocurrency mining and related equipment, terminating the leases for both the office facility and the storage rooms for most mining machines, and laying off relevant employees. As a result, the operations of Cryptocurrency mining business are reflected within “discontinued operations” periods presented.

The significant items included within discontinued operations are as follows:

	Years Ended December 31,
	2025	2024	2023
Revenue - Cryptocurrency mining	$-	$-	$-
Cost - Cryptocurrency mining	-	-	488,104
Administrative expenses	-	-	(94,284)
Impairment losses on cryptocurrencies	-	-	-
(Gain) on sales of cryptocurrencies	-	-	-
Impairment on property, equipment and software	-	-	-
Operating (loss) from discontinued operations	-	-	(393,820)
Subsidy income	-	-	-
Other (loss)	-	-	(71,984)
Interest income	-	-	13
Interest expense	-	-	-
(Loss) from discontinued operations before income taxes	-	-	(465,791)
Income tax expense	-	-	-
Net (loss) from discontinued operations	$-	$-	$(465,791)

As of December 31, 2025 and 2024, no assets and liabilities of discontinued operations were included within the Consolidated Balance Sheets. Schedule of cashflows is illustrated below:

	Years Ended December 31,
	2025	2024	2023
Net cash provided by operating activities	-	-	106,207
Net cash provided by investing activities	-	-	-

CRYPTOCURRENCIES

As of December 31, 2025, 2024, and 2023, no cryptocurrencies were held by the Company.

11. BANK LOANS

(a) Short-term bank loans

	December 31, 2025	December 31, 2024
Secured short-term loans (1)	$2,144,025	$1,780,948
Unsecured short-term loans (2)	1,542,269	-
Add: amounts due within one year under long-term loan contracts	319,031	305,775
Total short-term bank loans	$4,005,325	$2,086,723

(1)	Detailed information of secured short-term loan balances as of December 31, 2025 and 2024 were as follows:

	December 31, 2025	December 31, 2024
Guaranteed by Guaranteed by Mr. Lin and IST HK	$1,429,350	$1,095,968
Guaranteed by Mr. Lin and Mr. Du Yong	714,675	684,980
Total	$2,144,025	$1,780,948

(2) Unsecured short-term loans are fiduciary bank loans, bearing fixed interest rates, ranging from 3.05% to 3.85%, due within one year.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(b) Long-term bank loans

	December 31, 2025	December 31, 2024
Secured long-term loans	$6,052,583	$6,106,871
Less: amounts due within one year under long-term loan contracts	(319,031)	(305,775)
Total long-term bank loans	$5,733,552	$5,801,096

Detailed information of secured long-term loan balances as of December 31, 2025 and 2024 were as follows:

	December 31, 2025	December 31, 2024
Guaranteed by ISIOT and Mr. Lin and Collateralized by real property of ISIOT, future rental income of ISIOT, patents of Biznest, and equity investment of IST HK	$1,066,296	$1,202,825
Collateralized by office buildings of IST and guaranteed by Mr. Lin	4,364,520	4,234,135
Guaranteed by Biznest, ISIOT, IST, and Mr. Lin and Collateralized by real property of ISIOT, office buildings of IST, patents of TNM, and future rental income of ISIOT	621,767	669,911
Total	$6,052,583	$6,106,871

As of December 31, 2025, the Company had short-term and long-term bank loans in total of approximately $9.7 million, which mature on various dates from January 12, 2026 to October 31, 2027. The short-term bank loans may be extended upon maturity for another year by the banks without additional charges to the Company. The bank borrowings are in the form of credit facilities. Amounts available to the Company from the banks are based on the amount of collateral pledged or the amount guaranteed by the Company’s subsidiaries and Mr. Lin. These short-term borrowings bear fixed interest rates ranging from 3.00% to 3.85% per annum. These long-term borrowings bear floating interest rates at the 1-year China Loan Prime Rate (“LPR”) plus 40 to 105 basis points, ranging from 3.40% to 4.15% per annum. The weighted average interest rates on short-term and long-term debts were approximately 3.78%, 4.11% and 4.15% for the year ended December 31, 2025, 2024, and 2023, respectively. The interest expenses were approximately $0.3 million, $0.3 million, and $0.4 million, respectively, for the same periods, respectively.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12. INCOME TAXES

Pre-tax (loss) income from continuing operations and discontinued operations for the year ended December 31, 2025, 2024, and 2023 in the following jurisdictions:

	2025	2024	2023
PRC	$(7,130,558)	$211,617	$2,769,080
Hong Kong	(490)	(1,278)	(123,008)
BVI	(2,887,588)	(2,015,583)	(3,336,033)
Total (loss) before income taxes	$(10,018,636)	$(1,805,244)	$(689,961)

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

The Company from time to time evaluates the tax effect of GILTI, and determined that there was no impact of GILTI tax to the Company’s consolidated financial statements as of December 31, 2025.

BVI

Under the current laws of the BVI, dividends and capital gains arising from the Company’s investments in the BVI and ordinary income, if any, are not subject to income taxes.

Hong Kong

Under the current laws of Hong Kong, IST HK is subject to a profit tax rate of 16.5%.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

PRC

Income tax expense (benefit) from continuing operations consists of the following:

	2025	2024	2023
Current taxes	$43,087	$14,143	$7,980
Income tax expense	$43,087	$14,143	$7,980

Current income tax expense (benefit) was recorded in 2025, 2024 and 2023 and was related to differences between the book and corporate income tax returns.

	2025	2024	2023
PRC statutory tax rate	25%	25%	25%
Expected income tax (benefit)	$(2,504,659)	$(451,311)	$(172,490)
Tax rate difference	479,660	(124,003)	(187,321)
Permanent differences	645,036	(109,077)	(265,279)
Tax effect of tax losses unrecognized	1,407,152	698,534	633,070
Under-provision in prior year	15,898	-	-
Income tax expense	$43,087	$14,143	$7,980

The Company’s tax loss carry forwards totaling RMB138.9 million ($19.8 million) as of December 31, 2025, substantially all of which were from PRC subsidiaries and will expire on various dates through December 31, 2035. Deferred tax asset was not provided for respective tax losses.

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

Based on all known facts, circumstances, and current tax law, the Company has not recorded tax benefits from year 2023 to 2025. The Company believes that there are no tax positions for which it is reasonably possible, based on current Chinese tax laws and policies, that the unrecognized tax benefits will significantly increase or decrease over the next 12 months, individually or in the aggregate, and have a material effect on the Company’s results of operations, financial condition or cash flows.

The Company’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. Any accrued interest or penalties associated with any unrecognized tax benefits were not significant for the year ended December 31, 2025, 2024, and 2023.

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

13. OTHER CURRENT AND NON-CURRENT ASSETS

As of December 31, 2025 and 2024, other current assets consist of:

	December 31, 2025	December 31, 2024
Advances to unrelated-parties (i)	$2,097,054	$380,144
Advances to a related party	837,606	232,589
Advances to employees	46,783	29,497
Other current assets	76,298	85,354
	$3,057,741	$727,584

(i)	The advances to unrelated parties for business development are non-interest bearing and are due on demand.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14. OPERATING LEASES

The Company leases an office space, a warehouse, and seven dormitories in Tianjin. The office space lease commenced in May 2025 and expires in December 2027; the warehouse lease commenced in November 2024 and expired in October 2025; and the seven dormitories have varying lease terms, with the earliest commencement date in September 2024 and the latest expiration date in November 2026.

The fixed monthly lease payment for the long-term lease of office space is RMB 11,000, RMB 27,000, and RMB 37,000 in 2025, 2026 and 2027 (approximately $1,500, $3,800, and $5,100, respectively), exclusive of applicable taxes and property management fees. The fixed monthly lease payment for the short-term lease of warehouse and seven dormitories ranges from RMB 950 to RMB 3,500 (approximately $100 to $500), exclusive of applicable taxes and property management fees.

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

The Company incurred rent expenses for short-term lease of approximately $2,000 for the year ended December 31, 2025.

The Company has elected to apply the short-term lease exception to all leases with a term of one year or less.

Weighted-average remaining lease term as of December 31, 2025, and discount rate for its operating leases are as follows:

Weighted-average remaining lease term	24 months
Weighted-average discount rate	3.50%

The weighted-average discount rate was based on the five-year interest rate of People’s Bank of China.

The following table outlines maturities of operating lease liabilities as of December, 2025:

Year ending December 31	Lease for office
2026	45,758
2027	64,061
Total lease payments	109,819
Less: Imputed interest	(4,460)
Present value of lease liabilities	105,359

15. LONG-TERM INVESTMENTS

As of December 31, 2025, the carrying value of the Company’s equity investments were $nil, which consisted of the followings:

(1) Equity method investments:

As of December 31, 2025, the Company’s equity method investments had a carrying value of $nil which were as follows:

Investees	Abbreviation	% of Ownership	Carrying value
Qingdao Taoping IoT Co., Ltd.	QD Taoping, or QD	47%	$-
Yunnan Taoping IoT Co., Ltd.	YN Taoping, or YN	40%	-
Jiangsu Taoping IoT Technology Co., Ltd.	JS Taoping, or JS	25%	-
Jiangsu Taoping New Media Co., Ltd	JS New Media, or JN	21%	-
			$-

The Company recognized no losses from equity method investments and no impairment on equity method investments for the year ended December 31, 2025 and 2024. The Company recognized losses from equity method investments of approximately $0.01 million and no impairment on equity method investments for the year ended December 31, 2023.

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

As of December 31, 2025 and 2024, the carrying value for the equity investments without readily determinable fair value was $nil and $86,271, respectively. The total initial investments to the equity investments without readily determinable fair value were approximately $647,000. For the year ended December 31, 2025, the additional investments to the equity investments without readily determinable fair value was approximately $23,000. Gain on disposal of approximately $57,000 was recognized for the year ended December 31, 2025. Impairment of approximately $65,000 was recognized for the year ended December 31, 2025. Impairment of approximately $0.02 million was recognized for the year ended December 31, 2024.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16. CONVERTIBLE NOTE PAYABLE

On September 27, 2023, the Company issued a Convertible Promissory Note (“Note”) in a private placement in aggregate principal amount of $609,000. The Note matures in 12 months from the issue date of the Note (the “Maturity Date”), with an annual interest rate of 8%. The Note carries an original issue discount of $44,000. In addition, the Company agrees to pay $15,000 to cover the transaction costs incurred in connection with the purchase and sale of this Note (“Transaction Expense Amount”). Thus, the net proceeds of the Note were $550,000. The Note is convertible into the Company’s ordinary shares at $240.0 per share or at a price equal to 80% multiplied by the lowest daily volume-weighted average price during the 10 trading days immediately preceding the applicable redemption, subject to certain adjustments and limitations, at the holder’s option at any time after six months from the issue date. On the Maturity Date, the holder of the Note has the right to convert all of the outstanding balance of the Note at a price of no less than $60.0 per share (“Floor Price”), which is subject to adjustment by consents of both parties.

The Note is recognized initially at fair value, net of debt discounts including original issue discount and Transaction Expense Amount. Amortizations of issuance costs and other Discounts accretion are recorded as interest expenses in the consolidated statement of operations.

The Company recognized interest expense of approximately $34,000 for the year ended December 31, 2024 including interest relating to contractual interest obligation approximately of $30,000 and amortization of the discounts and debt issuance cost approximately of $4,000. As of December 31, 2024, the total amount of principal and accrued interest of the Note was fully converted to the Company’s ordinary shares (see Note 19 Equity), and there was no outstanding balance and unamortized debt issuance cost of the Note as at December 31, 2025.

On January 13, 2025, the Company issued another Convertible Promissory Note (“Note-2”) in a private placement in aggregate principal amount of $1,311,000. Note-2 matures in 12 months from the issue date (the “Note-2 Maturity Date”), with an annual interest rate of 7%. Note-2 carries an original issue discount of $96,000. In addition, the Company agrees to pay $15,000 to cover the transaction costs incurred in connection with the purchase and sale of this Note (“Note-2 Transaction Expense Amount”). Thus, the net proceeds of Note-2 were $1,200,000. Note-2 is convertible into the Company’s ordinary shares at $90.0 per share or at a price equal to 80% multiplied by the lowest daily volume-weighted average price during the 10 trading days immediately preceding the applicable redemption, subject to certain adjustments and limitations. On the Note-2 Maturity Date, the holder of Note-2 has the right to convert all of the outstanding balance of Note-2 at a price of no less than $3.0 per share (“Note-2 Floor Price”), which is subject to adjustment by consents of both parties.

Note-2 is recognized initially at fair value, net of debt discounts including original issue discount, and Note-2 Transaction Expense Amount, in the amount of $111,000. As of December 31, 2025, the remaining unamortized debt discount was $nil. Amortizations of issuance costs and other Discounts accretion are recorded as interest expenses in the consolidated statement of operations.

The Company recognized interest expense of approximately $570,000 for the year ended December 31, 2025 including interest relating to contractual interest obligation approximately of $34,000 and amortization of the discounts and debt issuance cost approximately of $539,000. As of December 31, 2025, the principal balance and accrued interest of Note-2 was fully converted to the Company’s ordinary shares in January, February, March, April, May, July, August, and September, and October 2025 (see Note 19 Equity), and the outstanding balance of Note-2 net of unamortized debt discount was $nil.

17. OTHER PAYABLES AND ACCRUED EXPENSES

As of December 31, 2025 and 2024, other payables and accrued expenses consist of:

	December 31, 2025	December 31, 2024
Advances from unrelated third-parties (i)	$332,331	$1,190,422
Other taxes payable (ii)	2,656,643	2,499,528
Accrued professional fees	547,350	255,000
Amount due to employees(iii)	275,242	257,354
Others	119,605	90,353
	$3,931,171	$4,292,657

(i)	The advances from unrelated parties are non-interest bearing and due on demand.

(ii)	The other taxes payable were the amounts due to the value added tax, business tax, city maintenance and construction tax, and individual income tax.

(iii)	The amounts due to employees were pertaining to employees’ out-of-pocket expenses for travel and meal allowance, etc.

18. RESERVE AND DISTRIBUTION OF PROFIT

In accordance with relevant PRC regulations and the Articles of Association of our PRC subsidiaries, our PRC subsidiaries are required to allocate at least 10% of their annual after-tax profits determined in accordance with PRC statutory financial statements to a statutory general reserve fund until the amounts in said fund reaches 50% of their registered capital. As of December 31, 2025 and 2024, the balance of general reserve was $10.2 million and $10.2 million, respectively.

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

19. EQUITY

(a) Ordinary shares

The maximum number of shares that the Company authorized to issue is changed from 100,000,000 Ordinary Shares of one class each with no par value to 5,060,000,000 shares dividing into: (1) 5,000,000,000 Ordinary Shares with no par value each; (2) 50,000,000 class A shares with no par value each, and (3)10,000,000 preferred shares with no par value each.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In April 2023, the Company issued the second phase of approximately 227 restricted ordinary shares with a fair value of approximately $49,000, for the acquisition of ZJIOT, upon the satisfaction of certain performance targets.

In May 2023, the Company issued 1,666 restricted shares to a consultant as its service compensation for the service period from May 26, 2023 to May 25, 2024. The fair value of the 1,666 ordinary shares was $340,000, which was amortized over the service period.

In May 2023, the Company issued 6,666 ordinary shares with fair value of approximately $1,360,000 to certain directors, executive officers, and employees as compensations for their services.

In July 2023, the Company issued 144 and 1,447 ordinary shares, as commitment fee shares to an investor, with fair value of approximately $23,000 and $230,000, respectively, pursuant to a public standby equity purchase agreement and a private standby equity purchase agreement.

In August 2023, the Company issued 2,667 ordinary shares to a certain investor at $138.78 per share, which generated net proceeds of $370,080 for the Company.

In October 2023, the Company issued a total of 10,000 ordinary shares to a certain investor at $59.10 and $55.20 per share, which generated net proceeds of $570,200 for the Company.

In November 2023, the Company issued 6,666 ordinary shares to a certain investor at $41.10 per share, which generated net proceeds of $274,000 for the Company.

In December 2023, the Company issued a total of 14,000 ordinary shares to a certain investor at $37.20 and $33.30 per share, respectively, which generated net proceeds of $494,800 for the Company.

In January 2024, the Company issued a total of 19,333 ordinary shares to an investor at $36.3 and $31.8 per share, respectively, which generated net proceeds of $656,800 for the Company.

In February 2024, the Company issued a total of 10,333 ordinary shares to an investor at $32.7 and $32.4 per share, respectively, which generated net proceeds of $336,300 for the Company.

In March 2024, the Company issued a total of 19,667 ordinary shares to an investor at $31.8, $29.7, and $28.35 per share, respectively, which generated net proceeds of $584,050 for the Company.

In March 2024, the holder of the Company’s convertible promissory note issued in September 2023 converted an amount of $50,000 of partial principal and accrued interest with a conversion price at $26.37 per share into 1,896 ordinary shares of the Company.

In April 2024, the holder of the Company’s convertible promissory note issued in September 2023 converted an amount of $75,000 of partial principal and accrued interest with a conversion price at $25.737 per share into 2,914 ordinary shares of the Company.

In May 2024, the Company issued a total of 46,000 ordinary shares to an investor at $23.1, $19.89, and $19.5 per share, respectively, which generated net proceeds of $951,240 for the Company.

In May 2024, the holder of the Company’s convertible promissory note issued in September 2023 converted an amount of $100,000 of partial principal and accrued interest with a conversion price at $20.01 per share into 4,998 ordinary shares of the Company.

In June 2024, the Company issued 19,334 ordinary shares to an investor at $18.6 per share, which generated net proceeds of $359,600 for the Company.

In July 2024, the Company issued 20,000 ordinary shares to an investor at $18.0 per share, which generated net proceeds of $360,000 for the Company.

In August 2024, the holder of the Company’s convertible promissory note issued in September 2023 converted an amount of $100,000 of partial principal and accrued interest with a conversion price at $14.328 per share into 6,979 ordinary shares of the Company.

In September 2024, the holder of the Company’s convertible promissory note issued in September 2023 converted an amount of $75,000 of partial principal and accrued interest with a conversion price at $9.822 per share into 7,636 ordinary shares of the Company.

In October 2024, the holder of the Company’s convertible promissory note issued in September 2023 converted an amount of $75,000 of partial principal and accrued interest with a conversion price at $13.398 per share into 5,598 ordinary shares of the Company.

In November 2024, the holder of the Company’s convertible promissory note issued in September 2023 converted partial principal and accrued interest in an amount of $75,000 and the remaining principal and accrued interest in an amount of $102,507 into 7,650 and 10,737 ordinary shares of the Company, with a conversion price at $9.804 and $9.546 per share, respectively.

In November 2024, the Company issued a total of 40,000 ordinary shares to an investor at $11.46 and $9.0 per share, respectively, which generated a total of net proceeds of $417,400 for the Company.

In December 2024, the Company issued a total of 60,000 ordinary shares to an investor at $8.7 and $8.16 per share, respectively, which generated net proceeds of $504,000 for the Company.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In December 2024, the Company issued 66,666 ordinary shares with fair value of approximately $820,400 to certain directors, executive officers, and employees as compensations for their services.

In January 2025, the Company issued 40,000 ordinary shares to an investor at $7.947 per share, which generated a total of net proceeds of $317,880 for the Company.

In January 2025, the holder of the Company’s convertible promissory note issued in January 2025 converted an amount of $50,000, $100,000, and $125,000 of partial principal, into a total of 39,741 ordinary shares of the Company, with a conversion price at $7.398, $7.299, and $6.483 per share, respectively.

In February 2025, the holder of the Company’s convertible promissory note issued in January 2025 converted an amount of $125,000 of partial principal with a conversion price at $6.249 per share into 20,003 ordinary shares of the Company.

In February 2025, the Company issued 16,667 ordinary shares to an investor at $8.16 per share, which generated a total of net proceeds of $136,000 for the Company.

In March 2025, the holder of the Company’s convertible promissory note issued in January 2025 converted an amount of $100,000 of partial principal with a conversion price at $6.258 per share into 15,980 ordinary shares of the Company.

In April 2025, the Company issued a total of 266,667 ordinary shares to certain individual investors at $6.0 per share, which generated $1,600,000 net proceeds for the Company.

In April 2025, the holder of the Company’s convertible promissory note issued in January 2025 converted an amount of $100,000 of partial principal with a conversion price at $4.596 per share into 21,758 ordinary shares of the Company.

In May 2025, the holder of the Company’s convertible promissory note issued in January 2025 converted an amount of $108,500 of partial principal with a conversion price at $4.818 per share into 22,520 ordinary shares of the Company.

In June 2025, the Company issued 86,000 ordinary shares to an investor at $3.38 per share, which generated net proceeds of $290,680 for the Company.

In July 2025, the Company issued 87,000 ordinary shares to an investor at $3.66 per share, which generated a total of net proceeds of $318,420 for the Company.

In July 2025, the Company issued 266,666 ordinary shares with fair value of approximately $1,355,000 to certain directors, executive officers, and employees as compensations for their services.

In July 2025, the holder of the Company’s convertible promissory note issued in January 2025 converted an amount of $100,000 of partial principal with a conversion price at $3.1209 per share into 32,042 ordinary shares of the Company.

In August 2025, the holder of the Company’s convertible promissory note issued in January 2025 converted an amount of $100,000 of partial principal with a conversion price at $2.9494 per share into 33,905 ordinary shares of the Company.

In September 2025, the holder of the Company’s convertible promissory note issued in January 2025 converted an amount of $100,000, $125,000, and $75,000 of partial principal, into a total of 121,637 ordinary shares of the Company, with a conversion price at $2.5066, $2.4602, and $2.4244 per share, respectively.

In September 2025, the Company issued 120,000 ordinary shares to an investor at $2.5700 per share, which generated a total of net proceeds of $308,400 for the Company.

In October 2025, the holder of the Company’s convertible promissory note issued in January 2025 converted an amount of approximately $136,000 of partial principal with a conversion price at $2.3898 per share into 56,930 ordinary shares of the Company.

In November 2025, the Company issued 7,882,921 ordinary shares for the acquisition of Skyladder Group Limited. The fair value of consideration as of the completion date was approximately $7,252,000, determined based on the probability-weighted assessment of achieving the specified revenue and net profit (after tax) targets.

(b) Stock-based compensation

The following table provides the details of the share-based payments expense during the year ended December 31, 2025, 2024, and 2023:

	For the Year Ended
	December 31, 2025		December 31, 2024		December 31, 2023
Employees and directors share-based payments	$1,354,663	(a)	$820,400	(a)	$1,360,000	(a)
Shares issued for services	$-		$136,000	(a)	$204,000	(a)
	$1,354,663		$956,400		$1,564,000

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

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

There were no stock options granted to employees during the year ended December 31, 2025, 2024 and 2023. There was no option exercised during the years ended December 31, 2025, 2024 and 2023. The Company did not receive any proceeds related to the cashless exercise of stock options from employees for the years ended December 31, 2025, 2024 and 2023.

As of December 31, 2025 and 2024, no unrecognized compensation expense related to non-vested share options expected to be recognized.

(d) Stock options and warrants to non-employees

Pursuant to the Company’s 2016 Equity Incentive Plan and its amendment, for the years ended December 31, 2025, 2024 and 2023, the Company issued nil, nil and nil stock options and warrants to consultants, respectively. The Company expensed to administrative expense approximately $ nil, $ nil and $ nil for the years ended December 31, 2025, 2024 and 2023, respectively. During the year ended December 31, 2025, no options or warrants were exercised.

The warrants and the stock options granted to non-employees in 2021 and 2022 have all been expired as of December 31, 2024.

As of December 31, 2025 and 2024, there was no stock options and warrants outstanding and exercisable.

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

The Company reports financial and operating information in the following three segments:

(1)	Cloud-based Technology (CBT) segment - It includes the Company’s cloud-based products, high-end data storage servers and related services sold to private sectors including new media, healthcare, education and residential community management, and among other industries and applications. In this segment, the Company generates revenues from the sales of hardware and software solutions with proprietary software and content as well as from designing and developing software products specifically customized for private sector customers’ needs for a fixed price. The Company includes the revenue and cost of revenue of high-end data storage servers in the CBT segment. Advertising services is included in the CBT segment, after the Company consummated the acquisition of TNM. Advertisements are delivered to the ads display terminals and vehicular ads display terminals through the Company’s cloud-based new media sharing platform. Incorporation of advertising services complements the Company’s out-of-home advertising business strategy.

(2)	Traditional Information Technology (TIT) segment - The TIT segment includes the Company’s project-based technology products and services sold to the public sector. The solutions the Company has sold primarily include Geographic Information Systems (GIS), Digital Public Security Technology (DPST), and Digital Hospital Information Systems (DHIS). In this segment, the Company generates revenues from sales of hardware and system integration services. As a result of the business transformation, the TIT segment is gradually being phased out in 2021. Nevertheless, due to the difference business nature from the other segments, the Chief Operating Decision Maker considers it is a separate operating segment of which the performance is separately assessed and financial information for this segment is separately disclosed for financial reporting purpose.

(3)	Smart Elevator (SE) segment - Following the acquisition of Skyladder Group Limited in November 2025, the Company added the Smart Elevator (SE) segment. As a provider of elevator services, the Company provides services throughout the entire elevator lifecycle, including sales, installation, repair, cloud-based maintenance, renovation, and upgrades. The segment serves a diverse user base, including governments, businesses, and households. In this segment, the Company generates revenues from elevator sales and installation contracts, as well as maintenance, repair, and other service agreements. The SE segment diversifies the Company’s cloud-based product offerings and expands the Company’s presence in the smart building and urban infrastructure market.

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Selected information by segment is presented in the following tables for the year ended December 31, 2025, 2024, and 2023.

	2025	2024	2023
Revenues(1)
TIT Segment	$17,730	$85,145	$214,980
CBT Segment	28,120,328	36,587,367	38,420,655
SE Segment	2,678,477	-	-
	$30,816,535	$36,672,512	$38,635,635

(1)	Revenues by operating segments exclude intercompany transactions.

	2025	2024	2023
(Loss) income from operations
TIT Segment	$(42,206)	$(87,794)	$(110,113)
CBT Segment	(6,631,818)	453,726	2,838,305
SE Segment	307,338	-	-
Corporate and others(2)	(2,866,990)	(1,974,494)	(2,925,890)
(Loss) from operations	(9,233,676)	(1,608,562)	(197,698)
Corporate other income (loss), net	192,584	261,621	552,058
Corporate interest income	1,356	2,241	2,100
Corporate interest expense	(978,900)	(460,544)	(580,630)
(Loss) before income taxes	(10,018,636)	(1,805,244)	(224,170)

Income tax (expense) benefit	(43,087)	(14,143)	(7,980)
Net (loss) from continuing operations	(10,061,723)	(1,819,387)	(232,150)
Net (loss) income from discontinued operations	-	-	(465,791)
Net (loss)	(10,061,723)	(1,819,387)	(697,941)

Less: Loss (income) attributable to the non-controlling interest	-	-	-
Net (loss) attributable to the Company	$(10,061,723)	$(1,819,387)	$(697,941)

(2)	Includes non-cash compensation, professional fees and consultancy fees for the Company.

Non-cash compensation by segment for the year ended December 31, 2025, 2024, and 2023 are as follows:

	2025	2024	2023
Non-cash compensation:
Corporate and others	1,354,663	956,400	1,564,000
	$1,354,663	$956,400	$1,564,000

Depreciation and amortization by segment for the year ended December 31, 2025, 2024, and 2023 are as follows:

	2025	2024	2023
Depreciation and amortization:
TIT Segment	$-	$13,085	$43,832
CBT Segment	1,642,163	1,993,911	2,472,741
SE Segment	4,642	-	-
	$1,646,805	$2,006,996	$2,516,573

TAOPING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	2025	2024	2023
Provisions for allowance for credit losses on accounts receivable, other receivable and advances to suppliers:
TIT Segment	$1,238	$3,996	$6,097
CBT Segment	5,628,639	4,061,703	1,407,119
SE Segment	(17,448)	-	-
	$5,612,429	$4,065,699	$1,413,216

	2025	2024	2023
Inventory obsolescence (reversal) provision:
TIT Segment	$117	$913	$2,753
CBT Segment	158,997	(15,223)	(56,067)
SE Segment	31	-	-
	$159,145	$(14,310)	$(53,314)

Total assets by segment as at December 31, 2025 and 2024 are as follows:

	2025	2024
Total assets
TIT Segment	$40,950	$84,501
CBT Segment	27,179,664	34,261,293
SE Segment	4,755,802	-
Corporate and others	7,471,210	782,951
	$39,447,626	$35,128,745

21. COMMITMENTS AND CONTINGENCIES

The Company may from time to time be subject to legal proceedings, investigations, and claims incidental to conduct of our business.

In 2025, during the compulsory liquidation of Anhui Taoping New Media Co., Ltd., a former affiliate of the Company, the liquidation team claimed unpaid subscribed capital contributions from Taoping New Media Co., Ltd., a subsidiary of the Company and former shareholder of the liquidating entity. Pursuant to the first-instance judgment in April 2025 and the second-instance (final) judgment in December 2025, Taoping New Media Co., Ltd. was ordered to pay the subscribed capital contribution of RMB 200,000 (approximately $27,800), plus case acceptance fee and announcement fee totaling RMB 3,382 (approximately $500). The Company accrued a provision of approximately $27,800 for the loss in 2025. This matter is not material to the Company’s consolidated financial condition or results of operations.

22. CONCENTRATIONS

For the year ended December 31, 2025, 2024 and 2023, no single customer accounted for greater than 10% of total revenues in 2025 and 2024, one customer accounted for greater than 10% of total revenues in 2023. For the year ended December 31, 2025, 2024 and 2023, the Company’s top five customers accounted for 18%, 22% and 30% of the Company’s revenues, respectively.

The Company’s top five accounts receivable accounted for 26% and 45% of accounts receivable as of December 31, 2025 and 2024, respectively. No single customer accounted for greater than 10% of accounts receivable as of December 31, 2025. Two customers each accounted for greater than 10% of accounts receivable as of December 31, 2024.

For the year ended December 31, 2025, 2024 and 2023, approximately 83%, 78% and 59%, respectively, of total inventory purchases were from five unrelated suppliers. Two suppliers each accounted for greater than 10% of total inventory purchases in 2025, one and two suppliers accounted for greater than 10% of total inventory purchases in 2024 and 2023, respectively.

23. SUBSEQUENT EVENTS

On March 2, 2026, the board of directors of the Company, appointed Mr. Bin Ma (“Mr. Ma”) as a Co-Chief Executive Officer (the “Co-CEO”) of the Company. As the Co-CEO, Mr. Ma will serve alongside Jianghuai Lin, who will continue as the Company’s Chairman of the Board and the Co-CEO.

